As filed with the Securities and Exchange Commission on October 26, 2026
Registration No. 333-299079
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1 TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
WEREWOLF THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	82-3523180
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

303 Wyman Street, Suite 300
Waltham, Massachusetts 02451
(617) 952-0555
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Daniel J. Hicklin, Ph.D.
President and Chief Executive Officer
Werewolf Therapeutics, Inc.
303 Wyman Street, Suite 300
Waltham, Massachusetts 02451
(617) 952-0555
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
With copies to:

Jason Kent Kristin VanderPas William Sorabella Rita Sobral Cooley LLP 55 Hudson Yards New York, New York 10001 (212) 479-6000	Joseph P. Hagan Chief Executive Officer Ambros Therapeutics, Inc. 4435 Eastgate Mall, Suite No. 100 San Diego, California 92121 (949) 508-0173	Rosemary G. Reilly John H. Butler Rebecca Nauta Kayla West Sidley Austin LLP 60 State Street, 36th Floor Boston, Massachusetts 02109 (617) 223-0300

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the transactions described therein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross Border Third Party Tender Offer)  ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this proxy statement/prospectus is subject to completion or amendment. A registration statement relating to the securities being offered by this proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
PRELIMINARY PROXY STATEMENT/PROSPECTUS - SUBJECT TO COMPLETION, DATED
OCTOBER 26, 2026

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Werewolf Therapeutics, Inc.:
On August 21, 2026, Werewolf Therapeutics, Inc., a Delaware corporation (“Werewolf”), Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”), and Wave Atlantis Merger Sub, Inc., a Delaware corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Ambros (the “Merger”), with Ambros surviving the Merger as a wholly owned subsidiary of Werewolf. In connection with the Merger, Werewolf will change its name to “Ambros Therapeutics, Inc.” The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.
Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) immediately prior to the effective time of the Merger (the “Effective Time”), all issued and outstanding shares of Ambros’ preferred stock, par value $0.00001 per share (“Ambros Preferred Stock”), will be converted into shares of Ambros’ common stock, par value $0.00001 per share (“Ambros Common Stock” and, together with Ambros Preferred Stock, “Ambros Capital Stock”) and (ii) at the Effective Time, (a) each outstanding share of Ambros Common Stock (excluding shares held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Werewolf’s common stock, par value $0.0001 per share (“Werewolf Common Stock”), calculated in accordance with the Merger Agreement and based on the exchange ratio described in more detail in the section entitled “The Merger Agreement—Merger Consideration—Exchange Ratio” in the accompanying proxy statement/prospectus (the “Exchange Ratio”), subject to any election pursuant to the terms of the Merger Agreement to receive pre-funded warrants to acquire Werewolf Common Stock with an exercise price of $0.001 per share (“Merger Pre-Funded Warrants”) in lieu of any shares of Werewolf Common Stock in excess of the Beneficial Ownership Limitation (as defined in the Merger Agreement); (b) each outstanding share of Ambros Common Stock underlying any restricted stock award agreement or other similar agreement with Ambros outstanding as of immediately prior to the Effective Time that is unvested or is subject to a repurchase option or a risk of forfeiture (“Ambros Restricted Stock”) will be converted into the right to receive a number of shares of Werewolf Common Stock equal to the Exchange Ratio that will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions (each such share of Werewolf Common Stock, a share of “Assumed Restricted Stock”) and (c) each outstanding and unexercised option to acquire Ambros Common Stock (“Ambros Option”) granted by Ambros including, without limitation, under the Ambros Therapeutics, Inc. 2024 Equity Incentive Plan, as amended (the “Ambros 2024 Plan”), as of immediately prior to the Effective Time will be assumed and converted into an option to acquire Werewolf Common Stock (each, an “Assumed Option”) on the same vesting and exercisability terms and conditions as were applicable under the Ambros 2024 Plan and option agreement applicable to such Ambros Option.
In addition, prior to the Effective Time, Werewolf expects to declare a distribution to holders of record of outstanding shares of Werewolf Common Stock of one contingent value right (each, a “CVR”) for each outstanding share of Werewolf Common Stock held by such stockholder, less applicable withholding taxes, each representing the right to receive contingent payments upon the occurrence of certain events, subject to and in accordance with the terms and conditions of the Contingent Value Rights Agreement (the “CVR Agreement”), the form of which is attached to the accompanying proxy statement/prospectus as Annex B. The record date for such distribution is expected to be the close of business on the business day prior to the date on which the Effective Time occurs, and the payment date is expected to be three business days after the Effective Time. For more information, see the section entitled “Agreements Related to the Merger—CVR Agreement” in the accompanying proxy statement/prospectus.

On August 21, 2026, concurrently with the execution and delivery of the Merger Agreement, Werewolf entered into a securities purchase agreement (as amended from time to time, the “Subscription Agreement”) with certain investors, pursuant to which such investors have agreed to purchase, immediately prior to the Effective Time, shares of Werewolf Common Stock and pre-funded warrants to purchase shares of Werewolf Common Stock with an exercise price of $0.001 per share (“PIPE Pre-Funded Warrants” and, together with the Merger Pre-Funded Warrants, the “Werewolf Pre-Funded Warrants”) for an aggregate purchase price of $150.0 million (the “Concurrent PIPE Financing”).
The Exchange Ratio is based on the relative capitalization of each of Ambros and Werewolf and the amount of proceeds actually received in the Concurrent PIPE Financing and assumes (i) an equity value for Ambros equal to $500.0 million, (ii) an equity value for Werewolf equal to $47.5 million, reduced by the amount by which the Final Werewolf Net Cash (as defined in the Merger Agreement) is less than $30.0 million at the closing of the Merger (the “Closing”) or increased by the amount by which Final Werewolf Net Cash is more than $30.0 million at the Closing and (iii) Concurrent PIPE Financing proceeds of $150.0 million. It is a condition to the consummation of the Merger that cash proceeds of not less than $100.0 million (less applicable expenses) are received by Werewolf, or will be received by Werewolf prior to or substantially simultaneously with the Closing, in connection with the consummation of the Concurrent PIPE Financing. Assuming Final Werewolf Net Cash of $[   ] and Concurrent PIPE Financing proceeds of $150.0 million, each share of Ambros Common Stock is currently estimated to be entitled to receive approximately [  ] shares of Werewolf Common Stock. This estimated Exchange Ratio does not give effect to the proposed Reverse Stock Split (as defined below) and is subject to adjustment based on Final Werewolf Net Cash and the number of shares of Werewolf Common Stock or Ambros Common Stock outstanding (on a fully diluted basis) immediately prior to the Effective Time, as described in more detail in the section entitled “The Merger Agreement—Merger Consideration—Exchange Ratio” in the accompanying proxy statement/prospectus.
Immediately after the Merger, based solely on the estimated Exchange Ratio as described in the accompanying proxy statement/prospectus, pre-merger equity holders of Werewolf, other than those participating in the Concurrent PIPE Financing, are expected to own approximately [6.4]% of the combined company, pre-merger Ambros equity holders are expected to own approximately [72.0]% of the combined company and investors in the Concurrent PIPE Financing are expected to own approximately [21.6]% of the combined company, in each case, calculated on a fully diluted basis, using the treasury stock method.
Shares of Werewolf Common Stock are currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “HOWL.” Werewolf and Ambros prepared, and Ambros filed with Nasdaq, an initial listing application for the combined company. After completion of the Merger, it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “AMBX.” It is a condition to the consummation of the Merger that the existing shares of Werewolf Common Stock remain continuously listed on Nasdaq through the Closing and that the shares of Werewolf Common Stock to be issued in the Merger and the Concurrent PIPE Financing, including the shares issuable upon exercise of the Werewolf Pre-Funded Warrants, be approved for listing on Nasdaq, subject to official notice of issuance, but there can be no assurance such listing condition will be met or that Werewolf will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties.
Werewolf will hold a virtual special meeting of its stockholders in connection with the Merger (the “Special Meeting”) on [ ], 2026 at [ ] a.m. Eastern Time, unless postponed or adjourned to a later date. Werewolf and Ambros cannot complete the Merger unless Werewolf’s stockholders approve the Nasdaq Stock Issuance Proposal, the Nasdaq Change of Control Proposal, the Reverse Stock Split Proposal and the Name Change Proposal (each as defined below and, together, the “Required Proposals”). The Werewolf board of directors (the “Werewolf Board”) is providing the accompanying proxy statement/prospectus to solicit your proxy to vote on the Required Proposals and related matters. At the Special Meeting, Werewolf will ask its stockholders to:
1.
approve the issuance of shares of Werewolf Common Stock, including the shares of Werewolf Common Stock subject to the Assumed Restricted Stock and the shares of Werewolf Common Stock issuable upon exercise of the Assumed Options and the Werewolf Pre-Funded Warrants, pursuant to the terms of the Merger Agreement and the Subscription Agreement, which will represent more than 20% of the shares of Werewolf Common Stock outstanding immediately prior to the Effective Time, pursuant to Nasdaq Listing Rule 5635(a) and, if applicable, Nasdaq Listing Rule 5635(d) (the “Nasdaq Stock Issuance Proposal”);

2.	approve the change of control of Werewolf resulting from the Merger, pursuant to Nasdaq Listing Rule 5635(b) (the “Nasdaq Change of Control Proposal”);

3.
approve an amendment to Werewolf’s restated certificate of incorporation (the “Werewolf Charter”) to increase the number of shares of Werewolf Common Stock that Werewolf is authorized to issue from 200,000,000 to [ ], in the form attached as Annex E to the accompanying proxy statement/prospectus;

4.
approve an amendment to the Werewolf Charter to effect a reverse stock split of the issued and outstanding shares of Werewolf Common Stock at a ratio in the range between [ ]:1 and [ ]:1, inclusive, in the form attached as Annex D to the accompanying proxy statement/prospectus (the “Reverse Stock Split”), with the final ratio and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by Werewolf and Ambros or, if the Nasdaq Stock Issuance Proposal or the Nasdaq Change of Control Proposal is not approved by Werewolf’s stockholders or the Merger Agreement is terminated in accordance with its terms, determined solely by Werewolf (the “Reverse Stock Split Proposal”);

5.
approve an amendment to the Werewolf Charter to change the name of Werewolf from “Werewolf Therapeutics, Inc.” to “Ambros Therapeutics, Inc.” in the form attached as Annex F to the accompanying proxy statement/prospectus (the “Name Change Proposal”);

6.	ratify the appointment of Ernst & Young LLP as Werewolf’s independent registered public accounting firm for the fiscal years ending December 31, 2026 and 2027;
7.	approve the Ambros Therapeutics, Inc. 2026 Equity Incentive Plan, to be effective on the closing date of the Merger;
8.	approve the Ambros Therapeutics, Inc. 2026 Employee Stock Purchase Plan, to be effective on the closing date of the Merger;
9.	elect two Class II directors nominated by the Werewolf Board, each to serve for a three-year term expiring at the 2029 annual meeting of stockholders; and
10.	approve an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve any of the Required Proposals.
As described in the accompanying proxy statement/prospectus, certain executive officers and directors of Werewolf who in the aggregate owned approximately [ ]% of the outstanding shares of Werewolf Common Stock as of [  ], 2026 have entered into support agreements in favor of Ambros, and certain officers, directors and other stockholders of Ambros who in the aggregate owned approximately [ ]% of the outstanding shares of Ambros Common Stock on an as-converted basis as of [  ], 2026, have entered into support agreements in favor of Werewolf (collectively, the “Support Agreements”), pursuant to which such stockholders have agreed, among other things, to vote in favor of, or in the case of such Ambros stockholders, to execute written consents approving, certain matters related to the Merger, subject to the terms of the Support Agreements (as defined in the accompanying proxy statement/prospectus). Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the terms of the Merger Agreement, Ambros stockholders holding a sufficient number of shares of Ambros Capital Stock to adopt the Merger Agreement and approve the Merger and related Transactions (as defined below) will be asked to execute written consents providing for such adoption and approval.
Your vote is very important. Werewolf and Ambros cannot complete the Merger unless Werewolf’s stockholders approve the Required Proposals (unless related conditions under the Merger Agreement are waived, which the parties to the Merger Agreement do not expect to waive). Whether or not you plan to virtually attend the Special Meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction form furnished by such bank, broker, trustee or other nominee. You may change or revoke your proxy at any time before it is voted at the Special Meeting.
The Werewolf Board has unanimously (i) determined that the transactions contemplated by the Merger Agreement (the “Transactions”) are fair to, advisable and in the best interests of Werewolf and its stockholders, (ii) approved and declared advisable the Merger Agreement and the consummation by Werewolf of the Transactions and (iii) recommended, upon the terms and subject to the conditions set forth in the Merger Agreement, that Werewolf’s stockholders vote to approve the Required Proposals.
The Werewolf Board recommends that Werewolf’s stockholders vote “FOR” each of the Proposals.

The accompanying proxy statement/prospectus provides a detailed description of the Merger, the Merger Agreement and related matters. We urge you to read the accompanying proxy statement/prospectus, including its annexes, carefully and in their entirety, including the section entitled “Risk Factors,” beginning on page 25 of the accompanying proxy statement/prospectus, for a discussion of the risks relating to the Merger.
Sincerely,
[Signature to be inserted]
Daniel J. Hicklin, Ph.D.
President and Chief Executive Officer
Werewolf Therapeutics, Inc.
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger or the securities to be issued in the Merger or determined that the disclosure in the accompanying proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
The accompanying proxy statement/prospectus is dated [ ], 2026 and is first being mailed to Werewolf’s stockholders on or about [ ], 2026.

303 Wyman Street, Suite 300
Waltham, Massachusetts 02451
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [ ], 2026
Dear Stockholder of Werewolf Therapeutics, Inc.:
On August 21, 2026, Werewolf Therapeutics, Inc., a Delaware corporation (“Werewolf”), Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”), and Wave Atlantis Merger Sub, Inc., a Delaware corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Ambros (the “Merger”), with Ambros surviving the Merger as a wholly owned subsidiary of Werewolf. In connection with the Merger, Werewolf will change its name to “Ambros Therapeutics, Inc.” The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.
Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) immediately prior to the effective time of the Merger (the “Effective Time”), all issued and outstanding shares of Ambros’ preferred stock, par value $0.00001 per share (“Ambros Preferred Stock”), will be converted into shares of Ambros’ common stock, par value $0.00001 per share (“Ambros Common Stock” and, together with Ambros Preferred Stock, “Ambros Capital Stock”) and (ii) at the Effective Time, (a) each outstanding share of Ambros Common Stock (excluding shares held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Werewolf’s common stock, par value $0.0001 per share (“Werewolf Common Stock”), equal to the Exchange Ratio (as defined below), subject to any election pursuant to the terms of the Merger Agreement to receive pre-funded warrants to acquire Werewolf Common Stock with an exercise price of $0.001 per share (“Merger Pre-Funded Warrants”) in lieu of any shares of Werewolf Common Stock in excess of the Beneficial Ownership Limitation (as defined in the Merger Agreement); (b) each outstanding share of Ambros Common Stock underlying any restricted stock award agreement or other similar agreement with Ambros outstanding as of immediately prior to the Effective Time that is unvested or is subject to a repurchase option or a risk of forfeiture (“Ambros Restricted Stock”) will be converted into the right to receive a number of shares of Werewolf Common Stock equal to the Exchange Ratio that will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions (each such share of Werewolf Common Stock, a share of “Assumed Restricted Stock”); and (c) each outstanding and unexercised option to acquire Ambros Common Stock granted by Ambros (“Ambros Option”), including, without limitation, under the Ambros Therapeutics, Inc. 2024 Equity Incentive Plan, as amended (the “Ambros 2024 Plan”), as of immediately prior to the Effective Time will be assumed and converted into an option to acquire Werewolf Common Stock (each, an “Assumed Option”) on the same vesting and exercisability terms and conditions as were applicable under the Ambros 2024 Plan and option agreement applicable to such Ambros Option, with appropriate adjustments to reflect the Exchange Ratio, as determined in accordance with the Merger Agreement.
In addition, prior to the Effective Time, Werewolf expects to declare a distribution to holders of record of outstanding shares of Werewolf Common Stock of one contingent value right (each, a “CVR”) for each outstanding share of Werewolf Common Stock held by such stockholder, less applicable withholding taxes, each representing the right to receive contingent payments upon the occurrence of certain events, subject to and in accordance with the terms and conditions of the Contingent Value Rights Agreement (the “CVR Agreement”), the form of which is attached to the accompanying proxy statement/prospectus as Annex B. The record date for such distribution is expected to be the close of business on the business day prior to the date on which the Effective Time occurs, and the payment date is expected to be three business days after the Effective Time. For more information, see the section entitled “Agreements Related to the Merger—CVR Agreement” in the accompanying proxy statement/prospectus.
On August 21, 2026, concurrently with the execution and delivery of the Merger Agreement, Werewolf entered into a securities purchase agreement (as amended from time to time, the “Subscription Agreement”) with certain investors, pursuant to which such investors have agreed to purchase, immediately prior to the Effective Time, shares of Werewolf Common Stock and pre-funded warrants to purchase shares of Werewolf Common Stock with an exercise price of $0.001 per share (“PIPE Pre-Funded Warrants” and, together with the Merger Pre-Funded Warrants, the “Werewolf Pre-Funded Warrants”) for an aggregate purchase price of $150.0 million (the “Concurrent PIPE Financing”).
The Exchange Ratio (as defined in the accompanying proxy statement/prospectus) is based on the relative capitalization of each of Ambros and Werewolf and the amount of proceeds actually received in the Concurrent PIPE Financing and assumes (i) an equity value for Ambros equal to $500.0 million, (ii) an equity value for Werewolf equal to $47.5 million, reduced by the amount by which the Final Werewolf Net Cash (as defined in the Merger Agreement) is less than $30.0 million at the closing of the Merger (the “Closing”) or increased by the amount by which Final Werewolf Net Cash is more than $30.0 million at the Closing and (iii) Concurrent PIPE Financing proceeds of $150.0 million. It is a condition to the consummation of the Merger that cash proceeds of not less than $100.0 million (less applicable expenses) shall have been received by Werewolf, or will be received by Werewolf prior to or substantially simultaneously with the Closing, in connection with the consummation of the Concurrent PIPE Financing. Assuming Final Werewolf Net Cash of $[  ] and Concurrent PIPE Financing proceeds of $150.0 million, each share of Ambros Common Stock is currently estimated to be entitled to receive approximately [  ] shares of Werewolf Common Stock. This estimated Exchange Ratio does not give effect to the proposed Reverse Stock Split (as defined below) and is subject to adjustment based on Final Werewolf Net Cash and the number of shares of Werewolf Common Stock or Ambros Common Stock outstanding (on a fully diluted basis) immediately prior to the Effective Time, as described in more detail in the section entitled “The Merger Agreement—Merger Consideration—Exchange Ratio” in the accompanying proxy statement/prospectus.
Notice is hereby given that Werewolf will hold a virtual special meeting of stockholders (the “Special Meeting”) on [ ], 2026 at [ ]:00 a.m. Eastern Time, unless postponed or adjourned to a later date. The Special Meeting will be held exclusively online via webcast. You will be able to attend the Special Meeting by visiting [ ] and using the 16-digit control number included in your proxy card or the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of Werewolf Common Stock in “street name.”
The following proposals (collectively, the “Proposals”) will be presented at the Special Meeting:
1.
approve the issuance of shares of Werewolf Common Stock, including the shares of Werewolf Common Stock subject to the Assumed Restricted Stock and the shares of Werewolf Common Stock issuable upon exercise of the Assumed Options and the Werewolf Pre-Funded Warrants, pursuant to the terms of the Merger Agreement and the Subscription Agreement, which will represent more than 20% of the shares of Werewolf Common Stock outstanding immediately prior to the Effective Time, pursuant to The Nasdaq Capital Market’s (“Nasdaq”) Listing Rule 5635(a) and, if applicable, Nasdaq Listing Rule 5635(d) (the “Nasdaq Stock Issuance Proposal”);

2.	approve the change of control of Werewolf resulting from the Merger, pursuant to Nasdaq Listing Rule 5635(b) (the “Nasdaq Change of Control Proposal”);
3.
approve an amendment to Werewolf’s restated certificate of incorporation (the “Werewolf Charter”) to increase the number of shares of Werewolf Common Stock that Werewolf is authorized to issue from 200,000,000 to [ ], in the form attached as Annex E to the accompanying proxy statement/prospectus;

4.
approve an amendment to the Werewolf Charter to effect a reverse stock split of the issued and outstanding shares of Werewolf Common Stock at a ratio in the range between [ ]:1 and [ ]:1, inclusive, in the form attached as Annex D to the accompanying proxy statement/prospectus (the “Reverse Stock Split”), with the final ratio and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by Werewolf and Ambros or, if the Nasdaq Stock Issuance Proposal or the Nasdaq Change of Control Proposal is not approved by Werewolf’s stockholders or the Merger Agreement is terminated in accordance with its terms, determined solely by Werewolf (the “Reverse Stock Split Proposal”);

5.
approve an amendment to the Werewolf Charter to change the name of Werewolf from “Werewolf Therapeutics, Inc.” to “Ambros Therapeutics, Inc.” in the form attached as Annex F to the accompanying proxy statement/prospectus (the “Name Change Proposal” and, together with the Nasdaq Stock Issuance Proposal, the Nasdaq Change of Control Proposal and the Reverse Stock Split Proposal, the “Required Proposals”);

6.	ratify the appointment of Ernst & Young LLP as Werewolf’s independent registered public accounting firm for the fiscal years ending December 31, 2026 and 2027 (the “Auditor Ratification Proposal”);
7.	approve the Ambros Therapeutics, Inc. 2026 Equity Incentive Plan, to be effective on the closing date of the Merger (the “Equity Incentive Plan Proposal”);
8.	approve the Ambros Therapeutics, Inc. 2026 Employee Stock Purchase Plan, to be effective on the closing date of the Merger (the “ESPP Proposal”);
9.	elect two Class II directors nominated by Werewolf’s board of directors (the “Werewolf Board”), each to serve for a three-year term expiring at the 2029 annual meeting of stockholders; and
10.	approve an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve any of the Required Proposals (the “Adjournment Proposal”).
Werewolf has fixed 5:00 p.m. Eastern Time on [ ], 2026 as the record date for the Special Meeting (the “Record Date”). Only Werewolf stockholders of record as of 5:00 p.m. Eastern Time on the Record Date are entitled to notice of, and to vote at, the Special Meeting.
The approval of each of the Required Proposals is required to complete the Merger. If any of the Required Proposals is not approved by Werewolf’s stockholders, the Merger will not be consummated (unless related conditions under the Merger Agreement are waived, which the parties to the Merger Agreement do not expect to waive). In addition, each of the Equity Incentive Plan Proposal and the ESPP Proposal is conditioned on completion of the Merger, and neither the 2026 Equity Incentive Plan nor the 2026 Employee Stock Purchase Plan will become effective if the Merger is not consummated. If the Merger is not consummated, approval of the Auditor Ratification Proposal will have no effect, and Ernst & Young LLP will remain Werewolf’s independent registered public accounting firm.
Whether or not you plan to virtually attend the Special Meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction form furnished by such bank, broker, trustee or other nominee. You may change or revoke your proxy at any time before it is voted at the Special Meeting.
The accompanying proxy statement/prospectus provides a detailed description of the Merger and the Merger Agreement, in addition to certain other matters. We urge you to read the accompanying proxy statement/prospectus and its annexes carefully and in their entirety.
The Werewolf Board has unanimously (i) determined that the transactions contemplated by the Merger Agreement (the “Transactions”) are fair to, advisable and in the best interests of Werewolf and its stockholders, (ii) approved and declared advisable the Merger Agreement and the consummation by Werewolf of the Transactions and (iii) recommended, upon the terms and subject to the conditions set forth in the Merger Agreement, that Werewolf’s stockholders vote to approve the Required Proposals.
The Werewolf Board recommends that Werewolf’s stockholders vote “FOR” each of the Proposals.
Sincerely,
[Signature to be inserted]
Daniel J. Hicklin, Ph.D.
President and Chief Executive Officer
Werewolf Therapeutics, Inc.

Waltham, Massachusetts
[ ], 2026

i

*	To be filed by amendment
ii

REFERENCES TO ADDITIONAL INFORMATION
You may request copies of this proxy statement/prospectus and any of the documents included in this proxy statement/prospectus or other information concerning Werewolf Therapeutics, Inc., a Delaware corporation (“Werewolf”), without charge, by telephone or written request directed to:
Werewolf Therapeutics, Inc.
303 Wyman Street, Suite 300
Waltham, Massachusetts 02451
Attention: Corporate Secretary
Tel: (617) 952-0555
You may request copies of this proxy statement/prospectus and any of the documents included in this proxy statement/prospectus or other information concerning Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”), without charge, by telephone or written request directed to:
Ambros Therapeutics, Inc.
4435 Eastgate Mall, Suite No. 100
San Diego, CA 92121
Attention: Corporate Secretary
Tel: (949) 508-0173
In order for you to receive timely delivery of the documents in advance of the virtual special meeting of Werewolf’s stockholders to be held on [ ], 2026 (the “Special Meeting”), your request for such information must be received no later than five business days prior to the date of the Special Meeting: [ ], 2026.
The proxy statement/prospectus is also available in the “Investor” section of Werewolf’s website at https://investors.werewolftx.com/. The information on Werewolf’s website is not part of this proxy statement/prospectus. References to Werewolf’s website in this proxy statement/prospectus are intended to serve as textual references only.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 (File No. 333-299079) filed with the United States Securities and Exchange Commission (the “SEC”) by Werewolf constitutes a prospectus of Werewolf under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Werewolf’s common stock, par value $0.0001 per share (“Werewolf Common Stock”), to be issued (or reserved for issuance) to the equity holders of Ambros, pursuant to the Merger Agreement (as defined below). This document also constitutes a proxy statement of Werewolf under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
As used in this proxy statement/prospectus, except where otherwise stated or indicated by the context, all references to “Werewolf” are to Werewolf Therapeutics, Inc. and all references to “Ambros” are to Ambros Therapeutics, Inc., in each case, prior to the consummation of the Merger (as defined below).
You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus, and, if given or made by any person, such information must not be relied upon as having been authorized. This proxy statement/prospectus is dated [ ], 2026. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither Werewolf’s mailing of this proxy statement/prospectus to Werewolf’s stockholders, nor the issuance of Werewolf Common Stock in connection with the Merger, will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Werewolf has been provided by Werewolf and information contained in this proxy statement/prospectus regarding Ambros (and the combined company post-closing) has been provided by Ambros. See the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.
Werewolf and Ambros have proprietary rights to trademarks, trade names and service marks appearing in this proxy statement/prospectus that are important to their respective businesses. Solely for convenience, the trademarks, trade names and service marks may appear in this proxy statement/prospectus without the ® and TM symbols, but any such references are not intended to indicate, in any way, that Werewolf or Ambros forgo or will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains statements that express opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results that therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the federal securities laws. All statements, other than statements of historical fact, included herein regarding Werewolf’s, Ambros’ or the combined company’s strategy, future operations, financial position, future revenues, projected costs, plans, prospects and objectives are forward-looking statements. Words such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “design,” “designed to,” “engineered,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “promise,” “project,” “should,” “target,” “will” or “would,” or the negative of these words or other similar expressions, are intended to identify forward-looking statements. All forward-looking statements are present expectations or forecasts of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Discussions containing these forward-looking statements may be found, among other places herein, in the sections entitled “Information Regarding Werewolf,” “Information Regarding Ambros,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Werewolf” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ambros” of this proxy statement/prospectus. In addition to the factors discussed in the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:
•	the expected benefits of the Merger and the ability of Werewolf, Ambros and the combined company to recognize those benefits within the expected time frame or at all;
•	the anticipated effective time (the “Effective Time”) of the closing of the Merger (the “Closing”);
•	the occurrence of any event, change or other circumstance that could give rise to the right of any of the parties to terminate the Merger Agreement;
•	the outcome of any legal proceedings relating to the Merger that may be instituted against Werewolf or Ambros;
•	the failure to satisfy, or delays in satisfying, any condition to the completion of the Merger on a timely basis or at all;
•	the possibility that the Merger may be more expensive to complete than anticipated;
•	the diversion of the attention of Werewolf’s and Ambros’ management from ongoing business operations and opportunities;
•	potential adverse reactions or changes in business, contractual or employee relationships at Werewolf or Ambros resulting from the announcement or completion of the Merger;
•	risks relating to the potential dilutive effect of shares of Werewolf Common Stock to be issued in the Merger and the Concurrent PIPE Financing (as defined below);
•
the ability of Werewolf to sell, license or otherwise dispose of the Legacy Assets (as defined below) during the applicable period following the Effective Time, and the amount and timing of any payments to holders of CVRs (as defined below) under the CVR Agreement (as defined below), including the possibility that no such payments will be made;

•
Werewolf’s ability to continue operations if the Merger is not completed, including the possibility that Werewolf may be required to significantly reduce or discontinue its operations, pursue another strategic transaction or pursue a dissolution and liquidation of Werewolf;

•	Werewolf’s and Ambros’ respective plans to develop and, if approved, commercialize their product candidates;
•	the timing of, and Werewolf’s and Ambros’ respective abilities to submit applications for and obtain and maintain regulatory approvals for, their product candidates;
•	expectations regarding future events under collaboration and licensing agreements;

•
Werewolf’s and Ambros’ respective estimates of their expenses, capital requirements and need for additional financing, and estimates regarding the period for which their respective existing cash and cash equivalents will be sufficient to fund operating expenses and capital expenditure requirements;

•	Werewolf’s and Ambros’ respective commercialization, marketing and manufacturing capabilities and strategies;
•
Werewolf’s and Ambros’ respective intellectual property positions and their respective abilities to obtain, maintain, defend and enforce intellectual property protection for their product candidates and technologies;

•
Werewolf’s and Ambros’ respective abilities to identify additional products, product candidates or technologies with significant commercial potential that are consistent with their commercial objectives;

•	the impact of laws and regulations in the United States and elsewhere;
•	the impact of general economic conditions, including inflation and the imposition of new or revised global trade tariffs;
•	competitive conditions in the industries and markets in which Werewolf and Ambros operate, including developments involving existing and potential competitors and competing products or therapies; and
•
other risks and uncertainties that may affect the future results of Werewolf, Ambros or the combined company, including those described in the section entitled “Risk Factors” of this proxy statement/prospectus.

The foregoing list is not exhaustive. Although these forward-looking statements are based on assumptions that Werewolf’s and Ambros’ respective management believed were reasonable when made, Werewolf and Ambros caution you that forward-looking statements are not guarantees of future performance and that actual results of operations, financial condition and liquidity and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this proxy statement/prospectus.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Except as required by applicable law, neither Werewolf nor Ambros undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. In the event that a party does update any forward-looking statement, no inference should be made that the parties will make additional updates with respect to that statement, related matters or any other forward-looking statements.
For additional information regarding factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the section entitled “Risk Factors” of this proxy statement/prospectus, as well as the reports filed by Werewolf with the SEC, as described in the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.

QUESTIONS AND ANSWERS
The following answers are intended to briefly address some commonly asked questions that Werewolf’s stockholders may have regarding the transactions contemplated by the Merger Agreement (the “Transactions”). You should read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Transactions. Additional important information is also contained in the annexes to this proxy statement/prospectus and elsewhere. See the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.
Q:	What is the Merger and what is the Concurrent PIPE Financing?
A:
On August 21, 2026, Werewolf, Ambros and Wave Atlantis Merger Sub, Inc., a Delaware corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Ambros (the “Merger”), with Ambros surviving the Merger as a wholly owned subsidiary of Werewolf. In connection with the Merger, Werewolf will change its name to “Ambros Therapeutics, Inc.” The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) immediately prior to the Effective Time, all issued and outstanding shares of Ambros’ preferred stock, par value $0.00001 per share (“Ambros Preferred Stock”), will be converted into shares of Ambros’ common stock, par value $0.00001 per share (“Ambros Common Stock” and, together with Ambros Preferred Stock, “Ambros Capital Stock”) and (ii) at the Effective Time, (a) each outstanding share of Ambros Common Stock (excluding shares held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Werewolf’s common stock, par value $0.0001 per share (“Werewolf Common Stock”), calculated in accordance with the Merger Agreement and based on the exchange ratio described in more detail in the section entitled “The Merger Agreement —Merger Consideration —Exchange Ratio” in this proxy statement/prospectus (the “Exchange Ratio”), subject to any election pursuant to the terms of the Merger Agreement to receive pre-funded warrants to acquire Werewolf Common Stock with an exercise price of $0.001 per share (“Merger Pre-Funded Warrants”) in lieu of any shares of Werewolf Common Stock in excess of the Beneficial Ownership Limitation (as defined in the Merger Agreement); (b) each outstanding share of Ambros Common Stock underlying any restricted stock award agreement or other similar agreement with Ambros outstanding as of immediately prior to the Effective Time that is unvested or is subject to a repurchase option or a risk of forfeiture (“Ambros Restricted Stock”) will be converted into the right to receive a number of shares of Werewolf Common Stock equal to the Exchange Ratio that will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions (each such share of Werewolf Common Stock, a share of “Assumed Restricted Stock”) and (c) each outstanding and unexercised option to acquire Ambros Common Stock granted by Ambros (“Ambros Option”), including, without limitation, under the Ambros Therapeutics, Inc. 2024 Equity Incentive Plan, as amended (the “Ambros 2024 Plan”), as of immediately prior to the Effective Time will be assumed and converted into an option to acquire Werewolf Common Stock (each, an “Assumed Option”) on the same vesting and exercisability terms and conditions as were applicable under the Ambros 2024 Plan and option agreement applicable to such Ambros Option.
In addition, prior to the Effective Time, Werewolf expects to declare a distribution to holders of record of outstanding shares of Werewolf Common Stock of one contingent value right (each, a “CVR”) for each outstanding share of Werewolf Common Stock held by such stockholder, each representing the right to receive contingent payments upon the occurrence of certain events, subject to and in accordance with the terms and conditions of the Contingent Value Rights Agreement (the “CVR Agreement”), the form of which is attached to this proxy statement/prospectus as Annex B. The record date for such distribution is expected to be the close of business on the business day prior to the date on which the Effective Time occurs, and the payment date is expected to be three business days after the Effective Time. For more information, see the section entitled “Agreements Related to the Merger—CVR Agreement.”
On August 21, 2026, concurrently with the execution and delivery of the Merger Agreement, Werewolf entered into a securities purchase agreement (as amended from time to time, the “Subscription Agreement”) with certain investors, pursuant to which such investors have agreed to purchase, immediately prior to the Effective Time, shares of Werewolf Common Stock and pre-funded warrants to purchase shares of Werewolf Common Stock with an exercise price of $0.001 per share (“PIPE Pre-Funded Warrants” and, together with the Merger Pre-Funded Warrants, the “Werewolf Pre-Funded Warrants”) for an aggregate purchase price of $150.0 million (the

“Concurrent PIPE Financing”). The Exchange Ratio is based on the relative capitalization of each of Ambros and Werewolf and the amount of proceeds actually received in the Concurrent PIPE Financing and assumes (i) an equity value for Ambros equal to $500.0 million, (ii) an equity value for Werewolf equal to $47.5 million, reduced by the amount by which the Final Werewolf Net Cash (as defined below) is less than $30.0 million at the Closing or increased by the amount by which Final Werewolf Net Cash is more than $30.0 million at the Closing and (iii) Concurrent PIPE Financing proceeds of $150.0 million. The total amount of proceeds actually received in the Concurrent PIPE Financing is a component of the Aggregate Valuation (as defined in the Merger Agreement), which is the denominator used to determine the respective allocation percentages of Werewolf stockholders, Ambros stockholders and Concurrent PIPE Investors pursuant to the Exchange Ratio formula set forth in the Merger Agreement. It is a condition to the consummation of the Merger that cash proceeds of not less than $100.0 million (less applicable expenses) shall have been received by Werewolf, or will be received by Werewolf prior to or substantially simultaneously with the Closing, in connection with the consummation of the Concurrent PIPE Financing. If the Concurrent PIPE Financing is not completed, or results in cash proceeds of less than $100.0 million (less applicable expenses) to Werewolf, the Merger will not be completed.
Q:	What are Werewolf contingent value rights?
A:
Prior to the Effective Time, Werewolf and a rights agent (the “Rights Agent”) to be mutually agreed between Werewolf and Ambros are expected to enter into the CVR Agreement, and Werewolf is expected to declare a distribution to each holder of record of outstanding shares of Werewolf Common Stock as of the close of business on the last business day prior to the day on which the Effective Time occurs, of one CVR for each outstanding share of Werewolf Common Stock held by such stockholder as of such date, less applicable withholding taxes, to each holder of record of outstanding shares of Werewolf Common Stock as of the close of business on the business day prior to the day on which the Effective Time occurs. The payment date for this distribution is expected to be three business days after the Effective Time.

Pursuant to the CVR Agreement, during the period beginning at the Effective Time and ending on the third anniversary of the Closing (the “CVR Period”), each CVR holder will be entitled to receive, on a pro rata basis, 100% of the Net Proceeds (as defined in the CVR Agreement) actually received by Werewolf or its affiliates in respect of the Legacy Assets pursuant to any Legacy Asset Agreement (as defined in the CVR Agreement), in each case net of Permitted Deductions (as defined in the CVR Agreement). The “Legacy Assets” consist of Werewolf’s conditionally activated INDUKINE programs referred to as WTX-124 and WTX-330, together with all related clinical and preclinical assets, to the extent still owned by Werewolf as of the Closing. Prior to the Closing, Werewolf will engage a Legacy Asset Consultant (as defined in the CVR Agreement), mutually agreed by Werewolf and Ambros, to oversee, market and negotiate the disposition of the Legacy Assets during the 12-month period following the Effective Time. Any definitive disposition agreement will be subject to Ambros’ prior written approval prior to the Closing or Werewolf’s prior written approval following the Closing, and following the Closing, Werewolf may not enter into any agreement providing for a disposition or other monetization of a Legacy Asset without the prior written consent of the Legacy Asset Consultant.
If the aggregate Net Proceeds for a given annual CVR payment period (together with any amounts carried forward from prior periods) are less than $1,000,000, no payment is made for that period; instead, such Net Proceeds are carried forward and aggregated with subsequent periods until either the $1,000,000 threshold is reached or the CVR Period expires, at which point payment (if any) is made regardless of whether the threshold has been met.
CVR payment amounts, if any, will be paid to the Rights Agent for distribution to CVR holders. If no such proceeds are received during the CVR Period, holders of the CVRs will not receive any payment under the CVR Agreement. There can be no assurance that any CVR holders will receive any CVR payments.
The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and is non-transferable, except through a permitted transfer as specified in the CVR Agreement. The CVRs will be issued in book-entry form, are not evidenced by a certificate or other instrument and are not registered with the SEC. The CVRs do not have any voting or dividend rights and do not represent any equity or ownership interest in Werewolf, Ambros or any of their respective affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

Q:	What will Werewolf stockholders receive in the Merger?
A:
Werewolf stockholders will continue to own and hold their existing shares of Werewolf Common Stock. Each share of Werewolf Common Stock issued and outstanding at the time of the Merger will remain issued and outstanding and, subject to the proposed Reverse Stock Split, will be unaffected by the Merger.

Further, holders of record of outstanding shares of Werewolf Common Stock as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one CVR for each outstanding share of Werewolf Common Stock held by such holder on such date, as described in more detail in the section entitled “Agreements Related to the Merger—CVR Agreement” in this proxy statement/prospectus.
Q:	What will Ambros securityholders receive in the Merger?
A:
Holders of Ambros Common Stock will receive shares of Werewolf Common Stock (or, in lieu thereof and subject to the Beneficial Ownership Limitation (as defined in the Merger Agreement), Merger Pre-Funded Warrants).

Each outstanding share of Ambros Restricted Stock will be converted into a right to receive a number of shares of Assumed Restricted Stock equal to the Exchange Ratio, subject to the terms of the Merger Agreement.
Each Ambros Option granted by Ambros including, without limitation, under the Ambros 2024 Plan, as of immediately prior to the Effective Time will be assumed and converted into an Assumed Option on the same vesting and exercisability terms and conditions as were applicable under the Ambros 2024 Plan and option agreement applicable to such Ambros Option, with appropriate adjustments to reflect the Exchange Ratio, as determined in accordance with the Merger Agreement.
For a more complete description of the treatment of Ambros Capital Stock in the Merger, please see the sections entitled “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Treatment of Ambros Options and Ambros Restricted Stock.”
Q:	Why are Werewolf’s stockholders receiving this proxy statement/prospectus and proxy card?
A:
Werewolf is sending these materials to its stockholders to help them decide how to vote their shares of Werewolf Common Stock with respect to the matters to be considered at the Special Meeting to be held on [ ], 2026 at [ ]:00 a.m. Eastern Time, unless postponed or adjourned to a later date.

Werewolf and Ambros cannot complete the Merger unless Werewolf’s stockholders approve the Required Proposals (as defined below). Werewolf is holding the Special Meeting for its stockholders to vote on the Required Proposals as well as other related matters. Information about the Special Meeting, the Merger and the proposals to be considered by Werewolf’s stockholders at the Special Meeting (collectively, the “Proposals”) is contained in this proxy statement/prospectus.
This document constitutes both a proxy statement of Werewolf and a prospectus of Werewolf. It is a proxy statement because the Werewolf board of directors (the “Werewolf Board”) is using this document to solicit proxies from Werewolf’s stockholders. This document is also a prospectus because Werewolf, in connection with the Merger, is offering shares of Werewolf Common Stock in exchange for outstanding securities of Ambros.
Q:	Why are Werewolf and Ambros proposing the Merger?
A:
The Werewolf Board and the board of directors of Ambros (the “Ambros Board”) believe that combining the two companies will result in a company with a strong leadership team, substantial capital resources and a promising product candidate.

For more details on the reasons for the Merger, see the sections entitled “The Merger—Werewolf’s Reasons for the Merger” and “—Ambros’ Reasons for the Merger” of this proxy statement/prospectus.
Q:	What will happen to Werewolf if, for any reason, the Merger does not close?
A:
Werewolf has invested significant time and incurred, and expects to continue to incur, significant expenses related to the proposed Merger. In the event the Merger does not close, Werewolf will have a limited ability to continue its current operations without obtaining additional financing. In addition, Werewolf may, under certain conditions, be required to pay a termination fee to Ambros. Although the Werewolf Board may elect, among other things, to attempt to complete another strategic transaction if the Merger does not close, the Werewolf Board may instead dissolve Werewolf’s business if a viable alternative strategic transaction is not available. If Werewolf decides to dissolve and liquidate its remaining assets, Werewolf would be required to pay all of its contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount of and the timing of such liquidation and distribution of available cash left to distribute to stockholders after paying the obligations of Werewolf and setting aside funds for reserves.
Q:	Will the common stock of the combined company trade on an exchange?
A:
Shares of Werewolf Common Stock are currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “HOWL.” Werewolf and Ambros prepared, and Ambros filed with Nasdaq, an initial listing application for the common stock of the combined company. After completion of the Merger, Werewolf will be renamed “Ambros Therapeutics, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “AMBX.” It is a condition to the consummation of the Merger that the existing shares of Werewolf Common Stock remain continuously listed on Nasdaq through the Closing and that the shares of Werewolf Common Stock to be issued in the Merger and the Concurrent PIPE Financing, including the shares issuable upon exercise of the Werewolf Pre-Funded Warrants, be approved for listing on Nasdaq, subject to official notice of issuance, but there can be no assurance such listing condition will be met or that Werewolf will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties.

Q:	Who will be the directors of the combined company immediately following the Merger?
A:
Immediately following the Merger, the combined company’s board of directors will be composed of seven members, all of whom will have been designated by Ambros. Effective as of the Effective Time, the Werewolf Board will appoint the following Ambros designees: Prisca Di Martino, Trit Garg, M.D., Joseph P. Hagan, Matthew Hammond, Ph.D., John C. Jacobs, Keith A. Katkin and Scott Robertson to the board of directors of the combined company, and concurrently therewith, all of Werewolf’s current directors, including those elected pursuant to the Director Nomination Proposal (as defined below), will resign from their positions as members of the Werewolf Board, effective as of the Effective Time.

Q:	Who will be the executive officers of the combined company immediately following the Merger?
A:	Immediately following the Merger, the executive officers of the combined company are expected to consist of the following members of the Ambros executive management team:

Name	Title
Joseph P. Hagan	Chief Executive Officer
Cris Calsada	Chief Financial Officer
Gail Cawkwell, M.D., Ph.D.	Chief Medical Officer
Christopher Aker	General Counsel
Keith A. Katkin	Chairperson of the Board

Q:	When do you expect to complete the Merger?
A:
We currently expect to complete the Merger by the first quarter of 2027. However, we cannot assure you when or if the Merger will occur. We must first obtain the approval of the Required Proposals from Werewolf’s stockholders and satisfy certain other closing conditions. The conditions to the Merger are described in the section entitled “The Merger Agreement—Mutual Conditions to Completion of the Merger” of this proxy statement/prospectus.

Q:	What am I being asked to vote on at the Special Meeting?
A:	Werewolf is holding the Special Meeting to ask its stockholders to consider and vote upon the following proposals:
1.
approve the issuance of shares of Werewolf Common Stock, including the shares of Werewolf Common Stock issuable upon exercise or vesting, as applicable, of the Assumed Restricted Stock, the Assumed Options and the Werewolf Pre-Funded Warrants, pursuant to the terms of the Merger Agreement and the Subscription

Agreement, which will represent more than 20% of the shares of Werewolf Common Stock outstanding immediately prior to the Effective Time, pursuant to Nasdaq Listing Rule 5635(a) and, if applicable, Nasdaq Listing Rule 5635(d) (the “Nasdaq Stock Issuance Proposal”);
2.	approve the change of control of Werewolf resulting from the Merger, pursuant to Nasdaq Listing Rule 5635(b) (the “Nasdaq Change of Control Proposal”);
3.
approve an amendment to Werewolf’s restated certificate of incorporation (the “Werewolf Charter”) to increase the number of shares of Werewolf Common Stock that Werewolf is authorized to issue from 200,000,000 to [ ], in the form attached as Annex E to this proxy statement/prospectus (the “Authorized Share Increase Proposal”);

4.
approve an amendment to the Werewolf Charter (the “Reverse Stock Split Amendment”) to effect a reverse stock split of the issued and outstanding shares of Werewolf Common Stock (the “Reverse Stock Split”) at a ratio in the range between [ ]:1 and [ ]:1, inclusive, in the form attached as Annex D, with the final ratio and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by Werewolf and Ambros or, if the Nasdaq Stock Issuance Proposal or the Nasdaq Change of Control Proposal is not approved by Werewolf’s stockholders or the Merger Agreement is terminated in accordance with its terms, determined solely by Werewolf (the “Reverse Stock Split Proposal”);

5.
approve an amendment to the Werewolf Charter to change the name of Werewolf from “Werewolf Therapeutics, Inc.” to “Ambros Therapeutics, Inc.” (the “Name Change Amendment”) in the form attached as Annex F to this proxy statement/prospectus (the “Name Change Proposal” and, together with the Nasdaq Stock Issuance Proposal, the Nasdaq Change of Control Proposal, and the Reverse Stock Split Proposal, the “Required Proposals”);

6.	ratify the appointment of Ernst & Young LLP as Werewolf’s independent registered public accounting firm for the fiscal years ending December 31, 2026 and 2027 (the “Auditor Ratification Proposal”);
7.	approve the Ambros Therapeutics, Inc. 2026 Equity Incentive Plan (the “2026 Plan”), to be effective on the Closing (the “Equity Incentive Plan Proposal”);
8.	approve the Ambros Therapeutics, Inc. 2026 Employee Stock Purchase Plan (the “2026 ESPP”), to be effective on the Closing (the “ESPP Proposal”);
9.	elect two Class II directors nominated by the Werewolf Board, each to serve for a three-year term expiring at the 2029 annual meeting of stockholders (the “Director Nomination Proposal”); and
10.
approve an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve any of the Required Proposals (the “Adjournment Proposal” and, together with the Required Proposals, the Authorized Share Increase Proposal, the Auditor Ratification Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Director Nomination Proposal, the “Proposals”).

Q:	Did the Werewolf Board approve the Merger Agreement?
A:
Yes. After careful consideration, the Werewolf Board unanimously (i) determined that the Transactions are fair to, advisable and in the best interests of Werewolf and its stockholders, (ii) approved and declared advisable the Merger Agreement and the consummation by Werewolf of the Transactions and (iii) recommended, upon the terms and subject to the conditions set forth in the Merger Agreement, that Werewolf’s stockholders vote to approve the Required Proposals.

For the factors considered by the Werewolf Board in reaching its decision to approve the Merger Agreement, see the section entitled “The Merger—Werewolf’s Reasons for the Merger” of this proxy statement/prospectus.
Q:	How does the Werewolf Board recommend that I vote at the Special Meeting?
A:	The Werewolf Board unanimously recommends that Werewolf stockholders vote “FOR” each of the Proposals.
Q:	When and where is the Special Meeting?
A:
The Special Meeting will be held on [ ], 2026, commencing at [ ] [a.m./p.m.] Eastern Time, unless postponed or adjourned to a later date. The Special Meeting will be held exclusively online via webcast at [ ] (the “Special Meeting Website”).

Q:	What constitutes a quorum for the Special Meeting?
A:
The holders of a majority in voting power of the shares of Werewolf Common Stock issued and outstanding and entitled to vote at the Special Meeting, present or represented by proxy, constitute a quorum for the purposes of the Special Meeting.

Q:	Who can vote at the Special Meeting?
A:
All holders of record of Werewolf Common Stock as of 5:00 p.m. Eastern Time on [ ], 2026, the record date for the Special Meeting (the “Record Date”), are entitled to receive notice of, and to vote at, the Special Meeting, or any postponement or adjournment of the Special Meeting scheduled in accordance with Delaware law.

Each holder of Werewolf Common Stock is entitled to cast one vote on each matter properly brought before the Special Meeting for each share of Werewolf Common Stock that such holder owned of record as of the Record Date.
Q:	Does my vote matter?
A:
Yes. The Transactions cannot be completed unless each of the Required Proposals is approved by Werewolf’s stockholders (unless related conditions under the Merger Agreement are waived, which the parties to the Merger Agreement do not expect to waive).

If you fail to submit a proxy or vote during the Special Meeting, this will have no effect on the Proposals.
If you vote to “ABSTAIN,” this will have no effect on the Proposals.
See the section entitled “Information About the Special Meeting—Vote Required; Treatment of Abstentions, Broker Non-Votes and Failure to Vote” of this proxy statement/prospectus.
Q:	What is the vote required to approve each proposal at the Special Meeting?
A:
The affirmative vote of a majority of the total votes cast on each applicable Proposal by the holders of shares of Werewolf Common Stock is required for approval of the Nasdaq Stock Issuance Proposal, the Nasdaq Change of Control Proposal, the Authorized Share Increase Proposal, the Reverse Stock Split Proposal, the Name Change Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal. The affirmative vote of a majority in voting power of the votes cast by the holders of all of the shares of Werewolf Common Stock present or represented at the Special Meeting and voting affirmatively or negatively on such matter is required to approve the Auditor Ratification Proposal and the Adjournment Proposal. A nominee will be elected as a director if the nominee receives a plurality of the votes cast by stockholders entitled to vote on the Director Nomination Proposal.

See the section entitled “Information About the Special Meeting—Vote Required; Treatment of Abstentions, Broker Non-Votes and Failure to Vote” of this proxy statement/prospectus.
Q:	May Werewolf stockholders nominate directors for election at the Special Meeting?
A:
Yes, subject to the requirements of the Third Amended and Restated Bylaws of Werewolf (the “Werewolf Bylaws”). Because the Werewolf Board has determined that two Class II directors will be elected at the Special Meeting, a Werewolf stockholder of record on the record date for the meeting, who is entitled to vote at the meeting may nominate one or more persons for election as a Class II director at the Special Meeting, but only if the stockholder delivers timely written notice, in proper form, to Werewolf’s Corporate Secretary at Werewolf’s principal executive office and otherwise complies with Section 1.11 of the Werewolf Bylaws. To be timely, the notice must be received not earlier than the close of business on [ ], 2026 and not later than the close of business on [ ], 2026. A stockholder may not nominate more persons than the number of directors to be elected at the Special Meeting, and a stockholder who intends to solicit proxies in support of director nominees other than the Werewolf Board’s nominees must also comply with Rule 14a-19 under the Exchange Act. For more information, see the section entitled “Information About the Special Meeting—Stockholder Nominations of Directors at the Special Meeting” of this proxy statement/prospectus.

Q:	How do I vote?
A:
A Werewolf stockholder may vote by proxy or during the Special Meeting via the Special Meeting Website. If you hold your shares of Werewolf Common Stock in your name as a stockholder of record, you may use one of the following methods to submit a proxy as a Werewolf stockholder:

•	through the internet by following the instructions provided on the proxy card;
•	by telephone by calling the toll-free number found on the proxy card; or
•	by mail by completing, signing, dating and returning the proxy card in the enclosed envelope, which requires no additional postage if mailed in the United States.
The deadline for voting by telephone or the internet as a stockholder of record is [ ] p.m. Eastern Time, on [ ], 2026 (the day before the Special Meeting).
If a Werewolf stockholder’s shares are held in “street name” by a bank, broker or other nominee, that stockholder should check the voting instruction form provided by that firm to determine how to vote. You may not vote shares held in “street name” by returning a proxy card directly to Werewolf. You may vote shares held in “street name” during the Special Meeting via the Special Meeting Website using the control number included on the voting instruction form provided by your bank, broker or other nominee. Follow the instructions from your bank, broker or other nominee included with these proxy materials, or contact your bank, broker or other nominee if you have not received a voting instruction form or a control number.
Q:	What do I need to do now?
A:
Even if you plan to attend the Special Meeting, after carefully reading and considering the information contained in this proxy statement/prospectus, please vote promptly to ensure that your shares are represented at the Special Meeting.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?
A:
If your shares of Werewolf Common Stock are registered directly in your name with Werewolf’s transfer agent, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote or to grant a proxy for your vote directly to Werewolf or to a third party to vote at the Special Meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the stockholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the Special Meeting; however, you may not vote your shares during the Special Meeting without the control number included on your vote instruction form.
Q:	If my shares of Werewolf Common Stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?
A:
If you hold shares of Werewolf Common Stock beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” Each of the Proposals to be considered at the Special Meeting is “non-routine,” except for the Auditor Ratification Proposal, on which your broker has discretionary authority to vote. A “broker non-vote” occurs when shares held by a broker are voted with respect to a “routine” proposal but not voted with respect to a “non-routine” proposal because the broker has not received voting instructions from its client(s) with respect to such shares on how to vote on that “non-routine” proposal and therefore does not have or did not exercise discretionary authority to vote on the matter.

Broker non-votes, if any, will have no effect on the Nasdaq Stock Issuance Proposal, the Nasdaq Change of Control Proposal, the Authorized Share Increase Proposal, the Reverse Stock Split Proposal, the Name Change Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal, the Director Nomination Proposal or the Adjournment Proposal. Broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Special Meeting.

Q:	How can I change or revoke my vote?
A:
If you hold stock in your name as a stockholder of record, you may change your vote or revoke any proxy at any time before it is voted by (i) completing, signing, dating and returning a proxy card with a later date, (ii) voting by telephone or the internet at a later time than your original vote (but before the internet and telephone voting deadline), (iii) delivering a written revocation letter to Werewolf’s Corporate Secretary at Werewolf’s principal executive offices or (iv) attending the Special Meeting online and voting again during the Special Meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received by [ ] p.m. Eastern Time on [ ], 2026 (the day before the Special Meeting).

If your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the change or revocation of voting instructions.
Q:	If a stockholder gives a proxy, how will their shares of Werewolf Common Stock be voted?
A:
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Werewolf Common Stock in the way that you indicate. When voting by internet, telephone or proxy card, you may specify how your shares of Werewolf Common Stock should be voted on each Proposal in accordance with the voting choices provided, including voting “FOR,” “AGAINST” or “ABSTAIN,” as applicable, and voting “FOR” or “WITHHOLD” with respect to the Director Nomination Proposal.

If you properly sign your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted “FOR” each of the Proposals.
Q:	What should I do if I receive more than one set of voting materials?
A:
If you hold shares of Werewolf Common Stock in “street name” and also directly as a record holder or otherwise or if you hold shares of Werewolf Common Stock in more than one brokerage account, you may receive more than one set of voting materials relating to the Special Meeting. Please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on your proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Werewolf Common Stock are voted. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:	Is the Merger expected to be taxable to Werewolf stockholders?
A:
No. Werewolf stockholders will not sell, exchange or dispose of any shares of Werewolf Common Stock as a result of the Merger. Thus, there will be no U.S. federal income tax consequences to a holder of Werewolf Common Stock as a result of the Merger.

Q:	What are the material U.S. federal income tax consequences of the receipt of CVRs by Werewolf U.S. holders (as defined below)?
A:
The U.S. federal income tax consequences of a holder’s receipt of the Pre-Closing Distribution (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” of this proxy statement/prospectus) generally should be treated first as a dividend to the extent of Werewolf’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the holder’s basis in Werewolf Common Stock (but not below zero), and then as capital gain from the sale or exchange of Werewolf Common Stock with respect to any remaining amount. Werewolf currently has an accumulated deficit and expects additional losses in the current period. Thus, Werewolf expects most or all of the distribution of the CVRs to be treated as other than a dividend for U.S. federal income tax purposes. However, there can be no assurance that it will be so treated. Please review the information in the section entitled “Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” of this proxy statement/prospectus for a discussion of the material U.S. federal income tax consequences of the Pre-Closing Distribution to holders of Werewolf Common Stock.

Q:	What are the material U.S. federal income tax consequences of the Reverse Stock Split to holders of Werewolf Common Stock?
A:
The Reverse Stock Split is intended to be treated as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. Assuming it so qualifies, a U.S. holder of Werewolf Common Stock should not recognize gain or loss for U.S. federal income tax purposes upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of Werewolf Common Stock.

Please review the information in the section entitled “Werewolf Proposals—Proposal No. 4 — The Reverse Stock Split Proposal—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the Reverse Stock Split to a U.S. holder of Werewolf Common Stock.
Q:	Do Werewolf stockholders have appraisal or dissenters’ rights?
A:
Holders of Werewolf Common Stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Holders of Ambros Capital Stock are entitled to appraisal rights in connection with the Merger under Delaware law. The procedures for exercising appraisal rights are described in the section entitled “Appraisal Rights” of this proxy statement/prospectus. Additionally, the full text of the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) relative to appraisal rights may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/#262 and is expressly incorporated herein by reference.

Q:	What information about Werewolf is available on the internet?
A:	A copy of this proxy statement/prospectus is available for download free of charge at www.sec.gov.
Additionally, the Werewolf website address is werewolftx.com, which is used to distribute important information about Werewolf. At the “Investors” tab of that website (under the link “SEC Filings”), Werewolf makes available, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, ownership reports on Forms 3, 4 and 5 and any amendments to those reports as soon as practicable after they are electronically filed with the SEC.
Information from the Werewolf website is not incorporated by reference into this proxy statement/prospectus.
Q:	Are there risks involved in undertaking the Merger?
A:	Yes, you should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” of this proxy statement/prospectus.
Q:	Who can help answer any other questions I have?
A:
If you are a Werewolf stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares of Werewolf Common Stock, you should contact Werewolf’s proxy solicitor, Okapi Partners LLC (“Okapi”), at the following telephone numbers:

Banks and Brokers Call: (212) 297-0720
Stockholders Call Toll Free: (877) 259-6290
Email: Info@okapipartners.com

SUMMARY
The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you. You should read carefully this entire proxy statement/prospectus, including its annexes, because this section may not contain all of the information that may be important to you in determining how to vote. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.
The Companies
Werewolf Therapeutics, Inc.
Werewolf is a biopharmaceutical company that has developed conditionally activated therapeutics engineered to stimulate the body’s immune system for the treatment of cancer. Werewolf’s clinical development program is focused on WTX-124 and WTX-330, systemically delivered, conditionally activated Interleukin-2 and Interleukin-12 INDUKINE™ molecules, respectively, designed for the potential treatment of multiple solid tumor indications. Prior to the EMD Asset Sale (as defined below), Werewolf leveraged its proprietary PREDATOR® platform to design conditionally activated molecules intended to stimulate both adaptive and innate immunity with the goal of addressing the limitations of conventional proinflammatory immune therapies. Following the EMD Asset Sale, Werewolf retained all rights necessary for the continued development of its WTX-124 and WTX-330 clinical programs. Following the Merger, the combined company intends to focus primarily on the development of neridronate; however, the combined company intends to evaluate the clinical and other data available for WTX-124 and WTX-330 to determine whether to advance either program and/or to seek a partner for further development. If the Merger is not consummated, Werewolf plans to continue such development activities. In such case, Werewolf will need to obtain substantial additional funding to complete the development and any commercialization of WTX-124 and WTX-330 and may continue to seek a strategic partner for such programs.
Werewolf’s principal executive offices are located at 303 Wyman Street, Suite 300, Waltham, Massachusetts 02451, and its telephone number is (617) 952-0555.
Ambros Therapeutics, Inc.
Ambros, headquartered in San Diego, California, is a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for diseases with high unmet medical need. Ambros’ lead product candidate, neridronate, is currently being evaluated in an ongoing pivotal Phase 3 clinical trial for warm complex regional pain syndrome (“CRPS”) type 1 (“CRPS-1”) in the United States, under an investigational new drug application (“IND”) currently on file with the U.S. Food and Drug Administration (the “FDA”) with plans to expand to sites outside the United States in 2027. Neridronate has the potential to become the first FDA-approved pharmacological therapy addressing patients with CRPS-1.
Ambros’ principal executive offices are located at 4435 Eastgate Mall, Suite No. 100, San Diego, California 92121, and its telephone number is (949) 508-0173.
Wave Atlantis Merger Sub, Inc.
Wave Atlantis Merger Sub, Inc., a Delaware corporation, is a direct, wholly owned subsidiary of Werewolf. Merger Sub was formed solely for the purpose of carrying out the Merger.
Merger Sub’s principal executive offices are located at 303 Wyman Street, Suite 300, Waltham, Massachusetts 02451, and its telephone number is (617) 952-0555.
The Merger (see page 190)
Subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into Ambros, the separate corporate existence of Merger Sub will cease and Ambros will continue as the surviving corporation in the Merger and as a wholly owned subsidiary of Werewolf. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware and the acceptance of such certificate of merger by the Secretary of State of the State of Delaware, or at such later time as Werewolf and Ambros may agree and specify in the certificate of merger.

Werewolf’s Reasons for the Merger (see page 203)
After careful consideration, the Werewolf Board unanimously (i) determined that the Transactions are fair to, advisable and in the best interests of Werewolf and its stockholders, (ii) approved and declared advisable the Merger Agreement and the consummation by Werewolf of the Transactions and (iii) recommended, upon the terms and subject to the conditions set forth in the Merger Agreement, that Werewolf’s stockholders vote to approve the Required Proposals. See the section entitled “The Merger—Werewolf’s Reasons for the Merger” of this proxy statement/prospectus for more information.
Ambros’ Reasons for the Merger (see page 208)
After careful consideration, the Ambros Board unanimously approved the Merger Agreement and the Transactions, including the Merger and the Concurrent PIPE Financing. In reaching its determination, the Ambros Board concluded that a merger with Werewolf, together with the Concurrent PIPE Financing, was the best option to access the liquidity and capital-raising opportunities of the public markets and obtain capital to support the advancement of Ambros’ pipeline and the operations of the combined company. The factors considered by the Ambros Board included, among others, the cash resources expected to be available to the combined company upon the closing of the Concurrent PIPE Financing (including the ability to support Ambros’ current and planned clinical trials and operations through the first half of 2029), the access to a broader range of investors as a public company, the expectation that the Merger would be a more efficient means to access capital than other potential options considered (including an initial public offering), the terms and conditions of the Merger Agreement and the anticipated Nasdaq listing. The Ambros Board also considered a number of uncertainties and risks, including the risk that the potential benefits of the Merger may not be realized and the risk that the Merger might not be consummated in a timely manner or at all. See the section entitled “The Merger—Ambros’ Reasons for the Merger” of this proxy statement/prospectus for more information.
Interests of Werewolf’s Directors and Executive Officers in the Merger (see page 224)
In considering the recommendation of the Werewolf Board with respect to approving the Proposals, Werewolf stockholders should be aware that certain of Werewolf’s directors and executive officers have interests in the Merger that may be different from, or in addition to, those of Werewolf stockholders generally. These interests may present Werewolf’s directors and executive officers with actual or potential conflicts of interest. The Werewolf Board was aware of and considered these interests (to the extent they existed at the time), among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and the Transactions and in recommending that Werewolf stockholders vote to approve the Proposals. These interests include:
•
the treatment of outstanding Werewolf Options (as described in the section entitled “The Merger Agreement—Treatment of Werewolf Options”), including the accelerated vesting of certain unvested Werewolf Options, the additional acceleration of unvested time-based equity awards held by Dr. Hicklin and Mr. Urban pursuant to their respective retention agreements, and the extension of the post-termination exercise period of vested Werewolf Options held by Dr. Hicklin, Mr. Urban and Mr. Bloom pursuant to their respective retention agreements;

•
payments equal to their respective 2026 target annual bonuses and payment of Werewolf’s contributions toward continued health coverage that may become payable to Dr. Hicklin and Mr. Urban upon a qualifying termination of employment in connection with the Merger, as well as an additional payment equal to six months of base salary that may become payable to Dr. Hicklin upon such a termination;

•
retention and additional bonus arrangements with Dr. Hicklin, Mr. Urban and former executive officer Mr. Bloom, which have been or are expected to be paid in full prior to, and without regard to, the Merger; and

•	continued indemnification and directors’ and officers’ liability insurance protections under the Merger Agreement.
These interests are described in more detail, and certain of them are quantified, in the section entitled “The Merger—Interests of Werewolf’s Directors and Executive Officers in the Merger” of this proxy statement/prospectus.
Opinion of Piper Sandler (see page 210)
On August 19, 2026, Piper Sandler & Co. (“Piper Sandler”) rendered its opinion to the Werewolf Board, which was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Piper Sandler in preparing its opinion, the Exchange Ratio (without giving effect to the Reverse Stock Split) was fair, from a financial point of view, to Werewolf.
The full text of the written opinion is attached to this proxy statement/prospectus as Annex C. The description of Piper Sandler’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. Werewolf stockholders are urged to read the written opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Piper Sandler in preparing its opinion. Piper Sandler’s opinion was prepared at the request of, and furnished solely to, the Werewolf Board for its information and assistance in connection with its consideration of the financial terms of the Merger, and was only one of many factors considered by the Werewolf Board in its evaluation of the Merger. Further, Piper Sandler’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to Werewolf of the Exchange Ratio (without giving effect to the Reverse Stock Split). Piper Sandler’s opinion did not address, among other things, (i) any other terms or agreements relating to the Merger or any other terms of the Merger Agreement, (ii) the relative merits of the Merger as compared to other transactions or strategies that might be available to Werewolf or (iii) the underlying business decision of Werewolf to proceed with the Merger. Piper Sandler’s opinion was not intended to, and does not, constitute a recommendation to the Werewolf Board, Werewolf, any security holder of Werewolf, or any other party as to how to vote, act or make any election with respect to the Merger or any other matter relating thereto.
For more information, see the section entitled “The Merger—Opinion of Piper Sandler” of this proxy statement/prospectus.
The Merger Agreement (see page 232)
Merger Consideration (see page 232)
Immediately prior to the Effective Time, each outstanding share of Ambros Preferred Stock will be converted into shares of Ambros Common Stock in accordance with Ambros’ organizational documents. At the Effective Time, each outstanding share of Ambros Common Stock (other than shares held by Ambros stockholders who have properly exercised and perfected appraisal rights under the DGCL) will be converted into the right to receive a number of shares of Werewolf Common Stock calculated in accordance with the Merger Agreement and based on the Exchange Ratio as described in more detail in the section entitled “The Merger Agreement—Merger Consideration—Exchange Ratio” in this proxy statement/prospectus.
Certain Ambros stockholders that would beneficially own more than 9.99% of the outstanding Werewolf Common Stock immediately following the Merger and the Concurrent PIPE Financing may, upon timely election and satisfaction of the requirements set forth in the Merger Agreement, receive Merger Pre-Funded Warrants in lieu of shares of Werewolf Common Stock that would otherwise cause their beneficial ownership to exceed such 9.99% limitation. No fractional shares of Werewolf Common Stock or Merger Pre-Funded Warrants representing fractional shares will be issued in the Merger; instead, the aggregate number of shares otherwise issuable to each holder will be rounded up to the nearest whole share. The Exchange Ratio is based on the relative capitalization of each of Ambros and Werewolf and the amount of proceeds actually received in the Concurrent PIPE Financing and assumes (i) an equity value for Ambros equal to $500.0 million, (ii) an equity value for Werewolf equal to $47.5 million, reduced by the amount by which the Final Werewolf Net Cash is less than $30.0 million at the Closing or increased by the amount by which Final Werewolf Net Cash is more than $30.0 million at the Closing and (iii) Concurrent PIPE Financing proceeds of $150.0 million. This estimated Exchange Ratio does not give effect to the proposed Reverse Stock Split and is subject to adjustment based on Final Werewolf Net Cash and the number of shares of Werewolf Common Stock or Ambros Common Stock outstanding (on a fully diluted basis) immediately prior to the Effective Time, as described in more detail in the section entitled “The Merger Agreement—Merger Consideration—Exchange Ratio” in this proxy statement/prospectus. For more information, see the sections entitled “The Merger Agreement—Merger Consideration” and “Agreements Related to the Merger” of this proxy statement/prospectus.
Immediately after the Merger, based solely on the estimated Exchange Ratio as described in this proxy statement/prospectus, pre-merger Werewolf equity holders, other than those participating in the Concurrent PIPE Financing, are expected to own approximately [6.4]% of the combined company; pre-merger Ambros equity holders are expected to own approximately [72.0]% of the combined company; and investors in the Concurrent PIPE Financing are expected to own approximately [21.6]% of the combined company, in each case, calculated on a fully diluted basis, using the treasury stock method. For a description of the Exchange Ratio calculation as set forth in the Merger

Agreement, please see the section entitled “The Merger Agreement—Merger Consideration.” Under certain circumstances described in more detail in the section entitled “The Merger Agreement—Merger Consideration—Exchange Ratio” of this proxy statement/prospectus, the above-described ownership percentages may be adjusted up or down pursuant to the terms of the Merger Agreement under certain circumstances, including, but not limited to, if the Final Werewolf Net Cash changes.
Ambros Options and Ambros Restricted Stock (see page 236)
Under the terms of the Merger Agreement, each Ambros Option that is outstanding and unexercised immediately prior to the Effective Time will automatically be assumed and converted into an Assumed Option.
Accordingly, from and after the Effective Time, the number of shares of Werewolf Common Stock subject to each Assumed Option will be determined by multiplying the number of shares of Ambros Common Stock subject to such Ambros Option immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole number of shares, and the per share exercise price will be determined by dividing the per share exercise price of such Ambros Option immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Each Assumed Option will otherwise remain subject to the same terms and conditions, including the same vesting and exercisability terms and conditions, as were applicable immediately prior to the Effective Time, subject to such amendments as are necessary to reflect the assumption and conversion of the Ambros Options.
Under the terms of the Merger Agreement, at the Effective Time, each share of Ambros Common Stock that constitutes Ambros Restricted Stock outstanding immediately prior to the Effective Time will be converted into Assumed Restricted Stock, with the aggregate number of shares issuable to each holder rounded up to the nearest whole share.
The Assumed Restricted Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions as were applicable to such Ambros Restricted Stock immediately prior to the Effective Time. From and after the Closing, the combined company will be entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement without any further action by Werewolf, Merger Sub or any holder of Ambros Capital Stock.
As of the Effective Time, Werewolf will also assume the Ambros 2024 Plan, and the Werewolf Board or a committee thereof will succeed to the authority and responsibility of the Ambros Board or any committee thereof with respect to each Assumed Option and share of Assumed Restricted Stock. Effective as of the Closing, no further awards will be granted under the Ambros 2024 Plan.
Werewolf Options (see page 236)
Prior to the Effective Time, the vesting and exercisability of each outstanding, unexercised and unvested option to purchase shares of Werewolf Common Stock granted by Werewolf, including, without limitation, under the Werewolf Equity Plans (as defined in the Merger Agreement), but excluding, for the avoidance of doubt, any purchase right under the Werewolf 2021 Employee Stock Purchase Plan, as amended from time to time (each, a “Werewolf Option”), that is not an Out of the Money Werewolf Option will be accelerated in full, effective immediately prior to the Effective Time and contingent upon the occurrence of the Closing. An “Out of the Money Werewolf Option” means a Werewolf Option with a per share exercise price equal to or greater than the closing sale price of one share of Werewolf Common Stock as reported on Nasdaq on the last trading day immediately preceding the Effective Time, in each case as equitably adjusted to reflect the Reverse Stock Split, if any.
Mutual Conditions to Completion of the Merger (see page 243)
To complete the Merger, Werewolf stockholders must approve each of the Required Proposals and Ambros’ stockholders must adopt the Merger Agreement and approve the Merger and the Transactions. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation (see page 241)
The Merger Agreement contains non-solicitation provisions prohibiting Werewolf and Ambros from soliciting a competing transaction. Each of Werewolf and Ambros has agreed that, subject to certain exceptions, Werewolf and Ambros and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries permit or authorize its or their respective representatives to, directly or indirectly:
•
solicit, assist, initiate, engage or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry (each as defined below) or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information regarding such party to any person or group in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;
•	engage, encourage or participate in discussions or negotiations with any person or group with respect to any Acquisition Proposal or Acquisition Inquiry;
•	approve, endorse or recommend any Acquisition Proposal;
•
negotiate, execute or enter into any letter of intent, agreement in principle, acquisition agreement or other contract contemplating or otherwise relating to any Acquisition Transaction (as defined below);

•
release any person from, or waive any provision of, any confidentiality agreement to which such party is a party if such release or waiver could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

•	publicly propose to do any of the foregoing.
Board Adverse Recommendation Change (see page 242)
Neither the Ambros Board nor the Werewolf Board may change its respective recommendation in favor of the Merger, except that, prior to receipt of the applicable required stockholder approval, the Ambros Board or Werewolf Board, as applicable, may effect an Ambros Board Adverse Recommendation Change or Werewolf Board Adverse Recommendation Change (each as defined below), respectively, in response to a bona fide, unsolicited, written Superior Offer (as defined below) or as a result of an Ambros Intervening Event or a Werewolf Intervening Event (each as defined below), in each case subject to the specified determination, notice and negotiation procedures set forth in the Merger Agreement.
Before effecting an Ambros Board Adverse Recommendation Change or Werewolf Board Adverse Recommendation Change, as applicable, the applicable party must provide the other party with at least four business days’ prior written notice of the proposed change and negotiate in good faith during such notice period, to the extent the other party desires to negotiate, regarding adjustments to the terms of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer or, in the case of an Ambros Intervening Event or Werewolf Intervening Event, as applicable, the failure to change the applicable board recommendation would no longer reasonably be expected to be inconsistent with such board’s fiduciary duties. In the event of a material amendment to a Superior Offer, the applicable party must provide notice of such amendment and the notice period will be extended, if applicable, so that at least two business days remain following such notification. In the case of a Werewolf Intervening Event, a material change in the applicable facts and circumstances will similarly require notice and, if applicable, an extension of the notice period so that at least two business days remain.
Termination of the Merger Agreement (see page 245)
Either Werewolf or Ambros may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated. Among other things, the Merger Agreement may be terminated by mutual written consent, by either party if the Merger has not been consummated by January 29, 2027, if a governmental authority has issued a final and nonappealable order permanently prohibiting the Transactions, if the required stockholder approval of either party is not obtained, if the registration statement on Form S-4 has not been filed with the SEC within 40 days following the date of the Merger Agreement upon the occurrence of certain triggering events with respect to the other party, including a change in the other party’s board recommendation, or upon the other party’s uncured material breach of the Merger Agreement. Ambros may also terminate the Merger Agreement, subject to specified conditions, to enter into a definitive agreement with respect to a Superior Offer or upon certain events relating to the failure to obtain approval for the listing of the applicable shares of Werewolf Common Stock on Nasdaq or the delisting of Werewolf Common Stock from Nasdaq.
Termination Fees (see page 245)
If the Merger Agreement is terminated under certain circumstances, Ambros could be required to pay Werewolf a termination fee of $20.0 million, or Werewolf could be required to pay Ambros a termination fee of $1.9 million.
Agreements Related to the Merger
Support Agreements (see page 251)
Certain officers, directors and other stockholders of Ambros holding approximately [  ]% of the outstanding shares of Ambros Common Stock, on an as-converted basis, as of [ ], 2026 have entered into support agreements in favor of Werewolf, pursuant to which such stockholders have agreed to execute and deliver a written consent approving and adopting the Merger Agreement and the Transactions and, if applicable, to vote all of their shares of Ambros Capital Stock in favor of the Merger Agreement and the Transactions and against competing acquisition proposals or transactions. Certain executive officers and directors of Werewolf holding approximately [  ]% of the outstanding shares of Werewolf Common Stock as of [ ], 2026 have entered into support agreements in favor of Ambros, pursuant to which such stockholders have agreed to vote all of their shares of Werewolf Common Stock in favor of the Merger Agreement, the Transactions and the applicable Proposals and against competing acquisition proposals or transactions.
Ambros Lock-Up Agreements (see page 251)
Certain of Ambros’ executive officers, directors and other stockholders have entered into lock-up agreements (“Ambros Lock-Up Agreements”), pursuant to which such parties have agreed not to, except in specified circumstances, transfer or otherwise dispose of, or enter into certain hedging or similar transactions with respect to, shares of Werewolf Common Stock, Merger Pre-Funded Warrants or other securities convertible into or exercisable or exchangeable for Werewolf Common Stock that are subject to the Ambros Lock-Up Agreements commencing upon the Closing and ending on the date that is 180 days after the Closing. Shares of Werewolf Common Stock purchased by a signatory in the Concurrent PIPE Financing, and shares of Werewolf Common Stock issued in exchange for, or upon conversion or exercise of, securities issued in the Concurrent PIPE Financing, are not subject to the transfer restrictions under the Ambros Lock-Up Agreements.
Subscription Agreement and Registration Rights Agreement (see pages 252 and 254)
Concurrently with the execution and delivery of the Merger Agreement, Werewolf entered into the Subscription Agreement with certain investors, pursuant to which such investors have agreed to purchase, immediately prior to the Effective Time, shares of Werewolf Common Stock and/or, at each investor’s election, PIPE Pre-Funded Warrants for an aggregate purchase price of $150.0 million in the Concurrent PIPE Financing. Each investor’s obligation to purchase is subject to the satisfaction or waiver of specified conditions, including that Werewolf receive aggregate proceeds from the Concurrent PIPE Financing of at least $100.0 million at or prior to the closing thereof.
The shares of Werewolf Common Stock and PIPE Pre-Funded Warrants purchased in the Concurrent PIPE Financing, and shares of Werewolf Common Stock issuable upon exercise of such PIPE Pre-Funded Warrants, will not entitle the applicable investors to participate in the Pre-Closing Distribution, including the distribution of CVRs, solely by virtue of their purchase or ownership of such securities or the exercise of such PIPE Pre-Funded Warrants.
The Subscription Agreement contains customary representations and warranties of Werewolf and the investors. At the closing of the Concurrent PIPE Financing, Werewolf and the investors will also enter into the Registration Rights Agreement, pursuant to which, among other things, the combined company will agree to provide for the registration and resale of the shares of Werewolf Common Stock issued in the Concurrent PIPE Financing and the shares of Werewolf Common Stock issuable upon exercise of the PIPE Pre-Funded Warrants, together with certain other shares of Werewolf Common Stock issued at or in connection with the closing of the Transactions and certain securities issued or issuable with respect thereto.
Werewolf Pre-Funded Warrants (see page 253)
Immediately prior to the Effective Time, Werewolf will issue PIPE Pre-Funded Warrants to certain investors in the Concurrent PIPE Financing, which will become exercisable at the Effective Time, and, at the Effective Time, Werewolf

will also issue Merger Pre-Funded Warrants, in lieu of shares of Werewolf Common Stock, to any holder of Ambros Common Stock that elects to receive such warrants with respect to shares that would otherwise cause such holder to exceed the Beneficial Ownership Limitation. Each Werewolf Pre-Funded Warrant will have an exercise price of $0.001 per share, will be exercisable at any time on or after the applicable commencement date, including on a cashless basis, and will not expire until exercised in full. PIPE Pre-Funded Warrants will initially be subject to a beneficial ownership limitation of either 4.99% or 9.99%, as applicable, and Merger Pre-Funded Warrants will generally be subject to a beneficial ownership limitation of 9.99%; subject to the terms of the applicable Werewolf Pre-Funded Warrant, a holder may increase or decrease its applicable beneficial ownership limitation, but not above 19.99%.
CVR Agreement (see page 254)
Prior to the Effective Time, Werewolf expects to declare a distribution of one CVR in respect of each outstanding share of Werewolf Common Stock held of record as of a record date expected to be the close of business on the last business day prior to the Effective Time, to be issued pursuant to the CVR Agreement. Each CVR will represent the contractual right to receive the holder’s pro rata portion of 100% of the Net Proceeds, if any, actually received by Werewolf or its applicable affiliates in respect of Werewolf’s conditionally activated INDUKINE programs WTX-124 and WTX-330 and related assets that constitute Legacy Assets pursuant to any qualifying sale, license or other monetization of the Legacy Assets under an agreement generally entered into during the period beginning on the date of the Merger Agreement and ending 12 months after the Effective Time, after deduction of specified permitted deductions. The period during which holders may become entitled to payments under the CVR Agreement is expected to end on the third anniversary of the Closing.
Voting Information
As of [  ], 2026, Werewolf’s current directors and current executive officers as a group beneficially owned approximately [  ]% of the outstanding shares of Werewolf Common Stock. The Merger is conditioned upon Werewolf stockholder approval of the Required Proposals. Approval of each of the Nasdaq Stock Issuance Proposal, the Nasdaq Change of Control Proposal, the Reverse Stock Split Proposal and the Name Change Proposal requires the affirmative vote of a majority of the total votes cast on each such Proposal by the holders of shares of Werewolf Common Stock.
As of [  ], 2026, Ambros’ current directors and executive officers as a group beneficially owned approximately [  ]% of the outstanding shares of Ambros Common Stock, on an as-converted basis. Approval of the Merger Agreement and the Transactions by Ambros stockholders requires the approval of (i) holders of a majority of the outstanding shares of Ambros Capital Stock, voting together as a single class on an as-converted to Ambros Common Stock basis, and (ii) holders of at least a majority of the outstanding Ambros Preferred Stock, which majority must include the affirmative vote of at least two of the Requisite Holders (as defined below).
Management Following the Merger (see page 353)
The following table sets forth the age, as of [  ], 2026, and position of each individual who is expected to serve as an executive officer and/or director of the combined company following completion of the Merger:

Name	Age	Position
Executive Officers and Employee Directors:
Joseph P. Hagan	[57]	Chief Executive Officer and Director
Christopher Aker	[65]	General Counsel
Cris Calsada	[57]	Chief Financial Officer
Gail Cawkwell, M.D., Ph.D.	[64]	Chief Medical Officer
Keith A. Katkin	[55]	Chairperson of the Board
Non-Employee Directors:
Prisca Di Martino	[35]	Director
Trit Garg, M.D.	[36]	Director
Matthew Hammond, Ph.D.	[38]	Director
John C. Jacobs	[59]	Director
Scott Robertson	[46]	Director

Material U.S. Federal Income Tax Consequences of the Merger (see page 256)
Werewolf stockholders will not sell, exchange or dispose of any shares of Werewolf Common Stock as a result of the Merger. Thus, there will be no U.S. federal income tax consequences to a holder of Werewolf Common Stock as a result of the Merger.
Material U.S. Federal Income Tax Consequences of the Receipt of CVRs (see page 257)
The U.S. federal income tax consequences of a holder’s receipt of the Pre-Closing Distribution generally should be treated first as a dividend to the extent of Werewolf’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the holder’s basis in Werewolf Common Stock (but not below zero), and then as capital gain from the sale or exchange of Werewolf Common Stock with respect to any remaining amount. Werewolf currently has an accumulated deficit and expects additional losses in the current period. Thus, Werewolf expects most or all of the distribution of the CVRs to be treated as other than a dividend for U.S. federal income tax purposes. However, there can be no assurance that it will be so treated. Please review the information in the section entitled “Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” of this proxy statement/prospectus for a discussion of the material U.S. federal income tax consequences of the Pre-Closing Distribution to holders of Werewolf Common Stock.
Risk Factors (see page 25)
Both Werewolf and Ambros are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:
Risks Related to the Merger
•	Failure to complete, or delays in completing, the Merger could materially and adversely affect Werewolf’s and Ambros’ results of operations, business, financial results and/or common stock price.
•	If the conditions to the Merger are not satisfied or waived, the Merger may not occur.
•	If the Merger is not completed, Werewolf’s stock price may decline significantly.
•
Some of Werewolf’s and Ambros’ directors and executive officers have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

•
Werewolf’s and Ambros’ stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, including with respect to the Werewolf Common Stock to be issued (and issuable) in connection with the Concurrent PIPE Financing.

•
Werewolf’s stockholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the Merger as compared to their current ownership and voting interests in Werewolf.

•
Because the lack of a public market for Ambros Capital Stock makes it difficult to evaluate its fair market value, the value of the Werewolf Common Stock to be issued to Ambros’ securityholders may be more or less than the fair market value of Ambros Capital Stock.

Risks Related to the Reverse Stock Split
•	The Reverse Stock Split may not increase the combined company’s stock price over the long term.
Risks Related to Werewolf
•	Substantial doubt exists as to Werewolf’s ability to continue as a going concern.
•
Werewolf’s ability to continue operations is dependent on consummating the Merger on a timely basis. If the Merger is not completed, Werewolf will need additional funding and may be required to significantly reduce or discontinue its operations, pursue another strategic transaction or pursue a dissolution and liquidation of Werewolf.

•
Werewolf has no products approved for commercial sale and has not generated any revenue from product sales. Werewolf may never generate any revenue or become profitable or, if it achieves profitability, it may not be able to sustain it.

Risks Related to Ambros
•
Ambros has a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate its current business and predict its future success and viability. Ambros has incurred net losses in every year since its inception and expects to continue to incur net losses in the future.

•
The results of preclinical studies, early-stage clinical trials, and prior late-stage clinical trials conducted by Abiogen Pharma SpA in Italy may not be predictive of the results of Ambros’ CRPS-RISE Phase 3 trial or of Ambros’ ability to obtain FDA approval. Differences in patient demographics, disease duration, clinical practice patterns, and regulatory requirements may mean that prior results are not predictive of outcomes in the United States.

•
Ambros currently depends entirely on the success of neridronate, its only product candidate, which is in Phase 3 clinical development for CRPS-1. Prior Phase 3 clinical trials of neridronate conducted by Grünenthal were terminated early following a pre-specified interim futility analysis, and there can be no assurance that Ambros’ CRPS-RISE trial will succeed or that Ambros will obtain regulatory approval for neridronate.

•
Neridronate or any future product candidates may be associated with serious adverse, undesirable, or unacceptable side effects or other safety risks that could delay or halt clinical development, prevent marketing approval, or limit commercial potential if approved.

•
Ambros currently has no marketing, sales or distribution capabilities and will need to invest significant resources to develop these capabilities. If Ambros is unable to establish marketing, sales or distribution capabilities or enter into agreements with third parties to perform such activities, Ambros may not be able to generate product revenue.

•
Ambros’ relationships with customers, physicians and third-party payors may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, other healthcare laws and regulations and health data privacy and security laws and regulations, contractual obligations and self-regulatory schemes. If Ambros is unable to comply, or has not fully complied, with such laws, Ambros could face substantial penalties.

•
Ambros depends on its license and supply agreements with Abiogen Pharma SpA, and termination of these agreements could result in the loss of significant rights, which would materially harm Ambros’ business.

•
Ambros has licensed intellectual property rights from third parties and may do so in the future. Such licenses may be subject to early termination if Ambros fails to comply with its obligations in its licenses with third parties, which could result in the loss of rights or technology that are material to Ambros’ business.

Risks Related to the Combined Company
•	The combined company will need to raise substantial additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.
•	The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.
•
Nasdaq may delist the combined company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject the combined company to additional trading restrictions.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” of this proxy statement/prospectus. Werewolf and Ambros both encourage you to read and consider all of these risks carefully.
Regulatory Approvals (see page 231)
In connection with the Transactions, Werewolf must comply with applicable federal and state securities laws and applicable Nasdaq rules, including with respect to the issuance of shares of Werewolf Common Stock and Merger Pre-Funded Warrants to Ambros stockholders and the filing with the SEC of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. Under the Merger Agreement, Werewolf and Ambros have also agreed to use commercially reasonable efforts to consummate the Transactions, including making any required filings or submissions, providing any required notices and using commercially reasonable efforts to obtain any required consents and satisfy the conditions to the consummation of the Transactions. Werewolf and Ambros do not intend to seek any regulatory approval from antitrust authorities to consummate the Transactions.
Nasdaq Stock Market Listing (see page 231)
Werewolf and Ambros prepared, and Ambros filed with Nasdaq, a listing application (the “Nasdaq Listing Application”) covering the shares of Werewolf Common Stock to be issued in the Merger and the Concurrent PIPE Financing and the shares of Werewolf Common Stock issuable upon exercise of the Werewolf Pre-Funded Warrants. If such application is approved, it is anticipated that the common stock of the combined company will be listed on Nasdaq following the Closing under the trading symbol “AMBX.” It is a condition to the consummation of the Merger that the existing shares of Werewolf Common Stock remain continuously listed on Nasdaq through the Closing and that the shares of Werewolf Common Stock to be issued in the Merger and the Concurrent PIPE Financing, together with the shares of Werewolf Common Stock issuable upon exercise of the Werewolf Pre-Funded Warrants, are approved for listing on Nasdaq, subject to official notice of issuance. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties. Accordingly, you are advised that Werewolf stockholders will not have certainty regarding the listing of the combined company’s shares of common stock at the time you are asked to vote at the Special Meeting. For more information, please see the section entitled “Risk Factors—Risks Related to the Merger—If the conditions to the Merger are not satisfied or waived, the Merger may not occur” of this proxy statement/prospectus.
Anticipated Accounting Treatment
The Merger is anticipated to be accounted for as a reverse recapitalization under accounting principles generally accepted in the United States of America (“U.S. GAAP”) Ambros is considered to be the accounting acquirer based on the mechanics of the Transactions. Ambros is deemed to be the entity obtaining control of the combined company. The Merger is expected to be accounted for as a reverse recapitalization, rather than as a business combination, because the pre-combination assets of Werewolf are expected to consist primarily of cash and cash equivalents and other non-operating assets. Accordingly, the Merger is expected to be treated for accounting purposes as the equivalent of Ambros issuing equity for the net assets of Werewolf, accompanied by a recapitalization.
Appraisal Rights (see page 260)
Under Delaware law, Werewolf stockholders are not entitled to appraisal rights in connection with the Merger. Holders of Ambros Capital Stock, however, are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. See the section entitled “Appraisal Rights” of this proxy statement/prospectus.
Comparison of Stockholders’ Rights (see page 407)
Both Werewolf and Ambros are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently governed by the DGCL and their respective organizational documents. If the Merger is completed, Ambros stockholders will become Werewolf stockholders, and their rights will be governed by the DGCL, the Werewolf Charter and the Werewolf Bylaws, as the Werewolf Charter may be amended in connection with the Authorized Share Increase Proposal, the Reverse Stock Split Proposal and the Name Change Proposal, if approved by Werewolf stockholders at the Special Meeting. See the section entitled “Comparison of Stockholders’ Rights” of this proxy statement/prospectus for a discussion of the material differences between the rights of Werewolf stockholders and Ambros stockholders.
Market Price and Dividend Information (see page 156)
Werewolf Common Stock is listed on Nasdaq under the symbol “HOWL.” Ambros Capital Stock is privately held and is not traded on any public market. Accordingly, there is no established public trading market or historical market price for Ambros Capital Stock.

The following table presents, for illustrative purposes, the estimated equivalent per share value of Ambros Common Stock on the specified dates, based on the estimated Exchange Ratio described below.

Date	Werewolf Common Stock Closing Price	Ambros Common Stock Historical Market Price	Estimated Equivalent Per Share Value of Ambros Common Stock(1)
August 20, 2026	$0.4310	N/A	$[ ]
[ ], 2026	$[ ]	N/A	$[ ]

(1)
The estimated equivalent per share value of Ambros Common Stock is calculated by multiplying the closing price of Werewolf Common Stock on the applicable date by the currently estimated Exchange Ratio of [  ], without giving effect to the proposed Reverse Stock Split. The Exchange Ratio reflected above is an estimate only. The final Exchange Ratio will not be determined until shortly prior to the Closing and is subject to adjustment in accordance with the Merger Agreement, including based on the Final Werewolf Net Cash, the amount of proceeds actually received in the Concurrent PIPE Financing and the capitalization of Werewolf and Ambros immediately prior to the Effective Time. Accordingly, the estimated equivalent per share values shown above are illustrative only and do not represent a historical market price for Ambros Capital Stock or the value of the merger consideration that Ambros stockholders will receive at the Closing. For more information regarding the calculation and adjustment of the Exchange Ratio, see the section entitled “The Merger Agreement—Merger Consideration—Exchange Ratio” of this proxy statement/prospectus.

RISK FACTORS
The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Werewolf Common Stock. You should also read and consider the other information in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” of this proxy statement/prospectus for further information.
Risks Related to the Merger
Failure to complete, or delays in completing, the Merger could materially and adversely affect Werewolf’s and Ambros’ results of operations, business, financial results and/or common stock price.
Consummation of the Merger is subject to certain closing conditions, a number of which are not within Werewolf’s or Ambros’ control. Any failure to satisfy these required conditions to closing may prevent, delay or otherwise materially adversely affect the completion of the transaction. Werewolf and Ambros cannot predict with certainty whether or when any of the required closing conditions will be satisfied or if another uncertainty may arise and cannot assure you that they will be able to successfully consummate the Merger as currently contemplated under the Merger Agreement or at all.
Werewolf’s and Ambros’ efforts to complete the Merger could cause substantial disruptions in, and create uncertainty surrounding, their businesses, which may materially adversely affect their results of operations and business. Uncertainty as to whether the Merger will be completed in a timely manner or at all could adversely affect Werewolf’s and Ambros’ businesses and their relationships with employees, collaborators, vendors, manufacturers, regulators and other business partners. Changes to, or termination of, existing business relationships could adversely affect Werewolf’s and Ambros’ results of operations and financial condition, as well as the market price of Werewolf Common Stock. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the transaction or termination of the Merger Agreement.
If the conditions to the Merger are not satisfied or waived, the Merger may not occur.
Before the Merger can be completed, Werewolf’s stockholders must approve the Required Proposals and Ambros’ stockholders must adopt the Merger Agreement and approve the Merger and the related transactions. Failure to obtain these required stockholder approvals may result in a material delay in, or the abandonment of, the Merger.
Even if the Merger Agreement is adopted by, and the Transactions are approved by, Ambros’ stockholders and the Required Proposals are approved by Werewolf’s stockholders, other specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the Merger. These conditions are set forth in the Merger Agreement and described further in the section entitled “The Merger Agreement—Mutual Conditions to Completion of the Merger” of this proxy statement/prospectus. Werewolf and Ambros cannot assure you that all of the conditions to the consummation of the Merger will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or the Effective Time may be delayed. Any delay in completing the Merger may materially adversely affect the timing and benefits that are expected to be achieved from the Merger.
If the Merger is not completed, Werewolf’s stock price may decline significantly.
The market price of Werewolf Common Stock is subject to significant fluctuations. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of Werewolf Common Stock will likely be volatile based on whether stockholders and other investors believe that Werewolf can complete the Merger or otherwise raise additional capital to support its operations if the Merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of Werewolf Common Stock has been and may be exacerbated by low trading volume. Additional factors that may cause the market price of Werewolf Common Stock to fluctuate include those described under the section entitled “—Risks Related to Werewolf” below.
Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Werewolf Common Stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Some of Werewolf’s and Ambros’ directors and executive officers have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.
Directors and executive officers of Werewolf and Ambros have interests in the Merger that are different from, or in addition to, the interests of other stockholders generally. These interests with respect to Werewolf’s directors and executive officers may include, among others, the acceleration of vesting and other treatment of Werewolf Options, potential change-in-control severance, bonus and continued health coverage benefits for certain executive officers under their retention arrangements, and special retention bonuses and salary increases approved for certain employees in anticipation of the Transactions.
Further, the current members of the Ambros Board will continue as directors of the combined company after the Effective Time, and, following the Closing, non-employee directors of the combined company will be eligible to be compensated pursuant to the combined company’s then-effective non-employee director compensation policy.
The Werewolf Board and the Ambros Board were aware of and considered those respective interests, among other matters, in reaching their respective decisions to approve and adopt the Merger Agreement and to recommend the approval of the Required Proposals to Werewolf’s stockholders and recommend the adoption of the Merger Agreement and the approval of the Transactions to Ambros’ stockholders, respectively. These interests, among other factors, may have influenced the directors and executive officers of each company to support or approve the Merger.
Werewolf’s and Ambros’ stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, including with respect to the Werewolf Common Stock to be issued (and issuable) in connection with the Concurrent PIPE Financing.
If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Werewolf’s and Ambros’ stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.
Werewolf’s stockholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the Merger as compared to their current ownership and voting interests in Werewolf.
After the completion of the Merger, Werewolf’s current stockholders will generally own a smaller percentage of the combined company than the percentage of Werewolf they owned prior to the Merger. Immediately after the Merger, based solely on the estimated Exchange Ratio as described in this proxy statement/prospectus, pre-merger equity holders of Werewolf, other than those participating in the Concurrent PIPE Financing, are expected to own approximately [6.4]% of the combined company; pre-merger Ambros equity holders are expected to own approximately [72.0]% of the combined company; and investors in the Concurrent PIPE Financing are expected to own approximately [21.6]% of the combined company, in each case, calculated on a fully diluted basis, using the treasury stock method. In addition, the Chief Executive Officer of Ambros will serve as the Chief Executive Officer of the combined company following the completion of the Merger.
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the Transactions.
While the Merger Agreement is in effect, each party is generally prohibited from, among other things, soliciting competing proposals or, except in certain limited circumstances set forth in the Merger Agreement, cooperating with persons making unsolicited acquisition proposals. The Werewolf Board or Ambros Board, as applicable, may take certain actions in response to an unsolicited competing proposal if it determines in good faith, after consultation with its outside financial advisor and outside legal counsel, that the unsolicited competing proposal constitutes, or is reasonably likely to result in, a superior competing proposal and, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the fiduciary duties of the Werewolf Board or Ambros Board, as applicable. In addition, Werewolf’s current directors and executive officers have entered into support agreements concurrently with the execution of the Merger Agreement, and as an inducement to Ambros’ willingness to enter into the Merger Agreement, by which they have agreed to vote all of their shares of Werewolf Common Stock in favor of the Required Proposals, subject to certain limited exceptions. Ambros’ officers, directors and certain stockholders, collectively representing the votes required to approve the Merger on behalf of Ambros’ stockholders, have also entered into support agreements obligating them, among other things, to execute and deliver a written consent adopting the Merger Agreement and approving the Transactions promptly following delivery thereof and, if applicable, to vote their shares of Ambros Capital Stock in favor of the adoption of the Merger Agreement and against any competing proposals, and concurrently with the execution of the Merger Agreement, certain executive officers, directors and other stockholders of Ambros entered into the Ambros Lock-Up Agreements.
The Merger Agreement further provides for the payment of termination fees, if the Merger Agreement is terminated under specified circumstances, and such termination fees may discourage third parties from submitting competing proposals that may be superior to the Transactions. A termination fee of $20.0 million may become payable by Ambros to Werewolf if the Merger Agreement is terminated by (a) Werewolf following certain specified events relating to a change in the recommendation of the Ambros Board or certain other actions by Ambros relating to an acquisition proposal, (b) by Ambros concurrently with Ambros’ entry into a definitive agreement with respect to a superior offer, subject to certain requirements set forth in the Merger Agreement, or (c) in certain circumstances following termination of the Merger Agreement if an acquisition proposal with respect to Ambros had been made prior to such termination and Ambros enters into or consummates an acquisition transaction within 12 months following such termination. A termination fee of $1.9 million may become payable by Werewolf to Ambros if the Merger Agreement is terminated by (a) Ambros following certain specified events relating to a change in the recommendation of the Werewolf Board or certain other actions by Werewolf relating to an acquisition proposal or (b) in certain circumstances following termination of the Merger Agreement if an acquisition proposal with respect to Werewolf had been made prior to such termination and Werewolf enters into or consummates an acquisition transaction within 12 months following such termination.
See the section entitled “The Merger Agreement—Termination and Termination Fees” of this proxy statement/prospectus.
These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the merger consideration in the Merger.
Because the lack of a public market for Ambros Capital Stock makes it difficult to evaluate its fair market value, the value of the Werewolf Common Stock to be issued to Ambros’ securityholders may be more or less than the fair market value of Ambros Capital Stock.
Ambros Capital Stock is privately held and is not traded on any public market. The lack of a public market makes it difficult to determine the fair market value of Ambros Capital Stock. Because the percentage of Werewolf’s equity to be issued to Ambros’ securityholders was determined based on negotiations between the parties, it is possible that the value of Werewolf Common Stock to be issued to Ambros’ securityholders will be more or less than the fair market value of Ambros Capital Stock.
Lawsuits may be filed against Werewolf, Ambros or any of the members of their respective boards of directors arising out of the Merger, which may delay or prevent the Merger.
Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Werewolf, the Werewolf Board, Ambros, the Ambros Board and others in connection with the Transactions. The outcome of litigation is uncertain, and Werewolf or Ambros may not be successful in defending against any such future claims. Lawsuits that may be filed against Werewolf, the Werewolf Board, Ambros or the Ambros Board could delay or prevent the Merger, divert the attention of Werewolf’s and Ambros’ management and employees from their day-to-day business and otherwise adversely affect Werewolf and Ambros financially.
The Exchange Ratio will not be adjusted based on the market price of Werewolf Common Stock, so the merger consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.
The Exchange Ratio is based on a formula set forth in the Merger Agreement and will not be adjusted based on changes in the trading price of Werewolf Common Stock. Therefore, if before the completion of the Merger the market price of Werewolf Common Stock declines from the market price on the date of the Merger Agreement, Ambros stockholders could receive merger consideration with a value substantially lower than the value calculated by the parties when the Exchange Ratio formula was established. Similarly, if the market price of Werewolf Common Stock increases before the completion of the Merger, Ambros stockholders could receive merger consideration with substantially higher value for their shares of Ambros Capital Stock. The Merger Agreement does not include a price-based termination right. Werewolf and Ambros cannot predict the trading price of Werewolf Common Stock at the Closing. See the section entitled “The Merger Agreement—Merger Consideration” of this proxy statement/prospectus.
Werewolf or Ambros may waive one or more of the conditions to the Merger without recirculation of this proxy statement/prospectus or resoliciting stockholder approval.
Conditions to Werewolf’s or Ambros’ obligations to complete the Merger may be waived, in whole or in part, to the extent permitted by law, in certain circumstances unilaterally or by agreement of Werewolf and Ambros. In the event of a waiver of a condition, the Werewolf Board will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of stockholder approval is necessary. In the event that the Werewolf Board, in its own reasonable discretion, determines any such waiver is not significant enough to require recirculation of this proxy statement/prospectus and re-solicitation of its stockholders, it will have the discretion to complete the Merger without seeking further stockholder approval, which decision may have a material adverse effect on the Werewolf stockholders. For example, it is a condition to the consummation of the Merger that the existing shares of Werewolf Common Stock remain continuously listed on Nasdaq through the Closing and that the shares of Werewolf Common Stock to be issued in the Merger and the Concurrent PIPE Financing, including the shares issuable upon exercise of the Werewolf Pre-Funded Warrants, be approved for listing on Nasdaq, subject to official notice of issuance. If Werewolf and Ambros agree to waive this requirement and their respective boards of directors elect to proceed with the Closing, Nasdaq may notify the combined company of its determination to delist the combined company’s securities based upon the failure to satisfy the initial inclusion criteria in the Nasdaq application. The combined company may appeal the determination to a hearings panel but such appeal may not stay the suspension and delisting action.
If Werewolf does not successfully consummate the Merger or another strategic transaction, the Werewolf Board may decide to pursue a dissolution and liquidation of Werewolf. In such an event, the amount of cash available for distribution to Werewolf’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which Werewolf can give you no assurance.
There can be no assurance that the Merger will be completed. If the Merger is not completed, the Werewolf Board may decide to pursue a dissolution and liquidation of Werewolf. In such an event, the amount of cash available for distribution to Werewolf’s stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as Werewolf funds its operations while pursuing the Merger. In addition, if the Werewolf Board were to approve and recommend, and Werewolf’s stockholders were to approve, a dissolution and liquidation of Werewolf, Werewolf would be required under Delaware law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to stockholders. Werewolf’s commitments and contingent liabilities may include obligations under Werewolf’s employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of Werewolf, litigation against Werewolf, various claims and legal actions arising in the ordinary course of business and other unexpected and/or contingent liabilities. As a result of this requirement, a portion of Werewolf’s assets would need to be reserved pending the resolution of such obligations.
In addition, Werewolf may be subject to litigation or other claims related to a dissolution and liquidation of Werewolf. If a dissolution and liquidation were to be pursued, the Werewolf Board, in consultation with Werewolf’s advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Werewolf Common Stock could lose all or a significant portion of their investment in the event of liquidation, dissolution or winding up of Werewolf. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to Werewolf’s stockholders.
Risks Related to the Reverse Stock Split
The Reverse Stock Split may not increase the combined company’s stock price over the long term.
The principal purposes of the Reverse Stock Split are to (i) increase the per-share market price of Werewolf Common Stock above the minimum bid price requirement under the Nasdaq rules so that the listing of the shares of Werewolf Common Stock being issued in connection with the Merger on Nasdaq will be approved and (ii) increase the number of authorized and unissued shares available for future issuance in connection with the Merger, though such increase may not alone be sufficient to complete the Merger. It cannot be assured, however, that the Reverse Stock Split will accomplish any increase in the per-share market price of Werewolf Common Stock for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of Werewolf Common Stock will proportionally increase the market price of Werewolf Common Stock, it cannot be assured that the Reverse Stock Split will increase the market price of Werewolf Common Stock by a multiple of the Reverse Stock Split Ratio (as defined below) or result in any permanent or sustained increase in the market price of the combined company’s common stock, which is dependent upon many factors, including the combined company’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of Werewolf Common Stock might meet the listing requirements for Nasdaq initially after the Reverse Stock Split, it cannot be assured that it will continue to do so.
The Reverse Stock Split may decrease the liquidity of the combined company’s common stock.
Although the Werewolf Board believes that the anticipated increase in the market price of the combined company’s common stock resulting from the proposed Reverse Stock Split could encourage interest in Werewolf Common Stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company’s common stock. In addition, the Reverse Stock Split may not result in an increase in the combined company’s stock price necessary to satisfy Nasdaq’s listing requirements for the combined company.
The Reverse Stock Split may lead to a decrease in the combined company’s overall market capitalization.
Should the market price of the combined company’s common stock decline after the Reverse Stock Split, the percentage decline will be greater, due to the smaller number of shares outstanding, than it would have been prior to the Reverse Stock Split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the Reverse Stock Split Ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s common stock will remain the same after the Reverse Stock Split is effected, or that the Reverse Stock Split will not have an adverse effect on the combined company’s stock price due to the reduced number of shares outstanding after the Reverse Stock Split.
Risks Related to Werewolf
Throughout this “Risks Related to Werewolf” section, unless otherwise indicated or the context otherwise requires, references to the “Company,” “we,” “us,” “our” and other similar terms refer to Werewolf and its subsidiaries.
Risks Related to Our Limited Operating History, Financial Position and Capital Requirements
Substantial doubt exists as to our ability to continue as a going concern.
As of June 30, 2026, we had cash and cash equivalents of $22.0 million and an accumulated deficit of $485.3 million. On August 14, 2026, we entered into an asset purchase agreement (the “EMD Purchase Agreement”) with EMD Serono Research & Development Institute Inc. (“EMD”), pursuant to which, and subject to the terms and conditions thereof, we sold to EMD technology comprising (i) our preclinical INDUCERTM platform, including all patents and know-how related thereto, preclinical compounds and related intangible assets and (ii) our INDUKINE platform, including certain patents, certain know-how related thereto, and preclinical compounds, excluding the clinical development programs for WTX-124 and WTX-330 (collectively, the “Transferred Assets”, and such transaction, the “EMD Asset Sale”). See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Werewolf—Purchase Agreement with EMD” of this proxy statement/prospectus. Pursuant to the EMD Purchase Agreement and related ancillary agreements, in consideration for the Transferred Assets, EMD agreed to pay to us upfront consideration of $28.0 million and an additional $5.0 million upon the completion of the transfer of the Transferred Assets technology. We expect to incur substantial operating losses and negative cash flows from operations for the foreseeable future. There is substantial doubt about our ability to continue as a going concern for at least twelve months from the date of the condensed consolidated financial statements included in this proxy statement/prospectus, and we expect continuing operations beyond the near term will require additional liquidity. We have not established a source of revenue to fund operating activities and we have no dedicated source of liquidity available to us other than our ATM Offering (as defined below). We have been in the past and are currently subject to General Instruction I.B.6 of Form S-3, which may limit our ability to sell shares of Werewolf Common Stock through the ATM Offering for the foreseeable future. We may also be required to reduce our current spending requirements where possible.
If we utilize our capital resources more quickly than anticipated or are unable to obtain additional funding or engage in strategic alternatives to support any future development activities, we may have to significantly curtail, delay, reduce or eliminate any research and development programs we may pursue, which could materially adversely affect our business, financial condition, and results of operations. If we are unable to successfully mitigate the conditions which raise substantial doubt about our ability to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or part of their investment, or the Werewolf Board may conclude that it is in the best interest of Werewolf stockholders to cease normal operations and wind down the Company through bankruptcy or dissolution proceedings. In such case, we would be required to pay our obligations and set aside funds for reserves prior to making any distribution to stockholders and there would be no assurances that there would be any assets remaining available for distribution to stockholders in such event.
Our ability to continue operations is dependent on consummating the Merger on a timely basis. If the Merger is not completed, we will need additional funding and may be required to significantly reduce or discontinue our operations, pursue another strategic transaction or pursue a dissolution and liquidation of Werewolf.
Based on our current operating plan, we do not expect that our existing cash resources will be sufficient to fund our operations for at least twelve months from the date of the condensed consolidated financial statements included in this proxy statement/prospectus. Accordingly, our ability to continue operations is dependent on consummating the Merger on a timely basis. We have incurred, and expect to continue to incur, significant expenses in connection with the Merger, and our cash resources will continue to decrease as we fund our operations and pursue completion of the Merger. There can be no assurance that the Merger will be completed on the anticipated timeline or at all.
If the Merger is not completed, we will need to obtain additional capital to continue our operations. Such additional capital may not be available to us on acceptable terms, or at all. In addition, we may seek to pursue another strategic transaction, which could include a sale of Werewolf, a business combination or merger, a sale or divestiture of assets or proprietary technologies, or licensing or collaboration arrangements. There can be no assurance that we would be able to raise sufficient additional capital or identify, negotiate or consummate another strategic transaction on a timely basis, on favorable terms or at all. If we are unable to do so, we may be required to significantly reduce or discontinue our operations or the Werewolf Board may determine to pursue a dissolution and liquidation of Werewolf. In any such event, our future business, prospects, financial position and operating results could be materially adversely affected, and holders of Werewolf Common Stock could lose all or a significant portion of their investment.
The strategic review process we commenced in February 2026 resulted in, among other things, our entry into the Merger Agreement. As a result, our efforts are currently focused on completing the Merger rather than continuing a general process to explore strategic alternatives. If the Merger is not completed, however, the Werewolf Board may consider other strategic alternatives, subject to our then-available cash resources and other circumstances. There can be no assurance that any such alternative would be available or successfully consummated.
We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future.
We are an early-stage biopharmaceutical company with a limited operating history upon which our business and prospects can be evaluated. We commenced operations in 2017. To date, we have focused primarily on organizing and staffing our Company; business planning; raising capital; developing and optimizing our platform technology; identifying potential product candidates; enhancing our intellectual property portfolio; undertaking research, preclinical studies, and clinical trials; and enabling manufacturing for our development programs. Although we have completed certain early-stage clinical trials and clinical trials, we have not yet demonstrated an ability to successfully complete any pivotal clinical trials, obtain regulatory approvals, manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct the sales and marketing activities necessary for successful product commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing biopharmaceutical products.
We have incurred significant operating losses since our inception and have not yet generated any product revenue. If any product candidates we may develop are not successfully developed and approved, we may never generate any product revenue. Our net loss was $9.9 million for the six months ended June 30, 2026. As of June 30, 2026, we had an accumulated deficit of $485.3 million. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially if and as any product candidates advance through preclinical studies and into and through clinical trials, and as we may need to expand our clinical, regulatory, quality and manufacturing capabilities in connection with such activities. If we obtain marketing approval for any product candidate, we will incur significant commercialization expenses for marketing, sales, manufacturing and distribution. We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will need to develop commercial capabilities if we obtain marketing approval for any product candidate, and we may not be successful in doing so. The net losses we incur may fluctuate significantly from quarter to quarter and year to year.
We have no products approved for commercial sale and have not generated any revenue from product sales. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.
To date, we have not generated any revenue from our product candidates or product sales, we do not expect to generate any revenue from the sale of products for a number of years and we may never generate revenue from the sale of products. Our ability to generate product revenue depends on a number of factors, including, but not limited to, our ability to:
•	successfully complete preclinical studies;
•	successfully submit IND submissions to the FDA or comparable foreign regulatory authorities for any future product candidates;
•	successfully enroll subjects in and complete clinical trials;
•	initiate and successfully complete all safety and efficacy studies to obtain U.S. and foreign regulatory approval for our product candidates;
•	establish clinical and commercial manufacturing capabilities or make arrangements with third-party manufacturers for clinical supply and commercial manufacturing;
•	obtain and maintain patent and trade secret protection or regulatory exclusivity for our product candidates;
•	launch commercial sales of our products, if and when approved, whether alone or in collaboration with others;
•	obtain and maintain acceptance of the products, if and when approved, by patients, the medical community and third-party payors;
•	effectively compete with other therapies;
•	obtain and maintain healthcare coverage and adequate reimbursement;
•	enforce and defend intellectual property rights and claims; and
•	maintain a continued acceptable safety profile of our products following approval.
Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of expenses we may incur in connection with these activities prior to generating product revenue. In addition, we may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our Company and could impair our ability to raise capital, expand our business, undertake research and development efforts, diversify any product candidates we may develop or even continue our operations. A decline in the value of our Company could also cause Werewolf stockholders to lose all or part of their investment.
We will need to obtain substantial additional funding to finance our operations and any development and commercialization activities we may pursue with respect to product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate any research and development programs we may pursue or other operations.
Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales.

We do not have cash and cash equivalents sufficient to complete development of any product candidate. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed, on acceptable terms or at all, would have a negative effect on our financial condition and our ability to develop and commercialize product candidates, and otherwise pursue our business strategy, and we may be forced to delay, reduce or eliminate any research and development programs we may pursue or future commercialization efforts.
In addition, our cash forecasts are based on assumptions that may prove to be wrong, and we could use our available capital resources earlier than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional financing sooner than planned. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.
Our future capital requirements, both short-term and long-term, will depend on many factors, including:
•	the scope, progress, timing, costs and results of researching and developing any product candidates;
•	the costs associated with attracting, hiring and retaining skilled personnel and consultants;
•	the cost of manufacturing any product candidates for clinical trials and, if we are able to obtain marketing approval, for commercial sale;
•	the costs of any third-party products used in any combination clinical trials we may conduct that are not covered by such third parties or other sources;
•
the timing of, and the cost involved in, obtaining marketing approval for any product candidates, and our ability to obtain marketing approval and generate revenue from any potential commercial sales of such product candidates;

•
the cost of building a sales force in anticipation of product commercialization and the cost of commercialization activities for any product candidates if we receive marketing approval, including marketing, sales and distribution costs;

•	the potential emergence of competing therapies and other adverse market developments;
•
the amount and timing of any payments we may be required to make pursuant to our license agreement with Harpoon Therapeutics, Inc. (“Harpoon”) or other future license agreements or collaboration agreements;

•
our ability to establish future collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;
•	any product liability or other lawsuits related to our product candidates;
•	the extent to which we in-license or acquire other products and technologies;
•	general economic conditions, including inflation and the imposition of new or revised global trade tariffs;
•	the costs of operating as a public company;
•	our ability to complete the transfer of the Transferred Assets technology to EMD; and
•	our ability to consummate the Merger on a timely basis.
We do not have any committed external source of funds, and adequate additional financing may not be available to us on acceptable terms, or at all. In addition, our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions both inside and outside the U.S. Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate any research-stage programs or clinical trials we may pursue, future commercialization efforts or other operations.

Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for a number of years, if at all. If we obtain marketing approval for any product candidates that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Some of these expenses may be incurred in advance of marketing approval and could be substantial.
Raising additional capital may cause dilution to Werewolf stockholders, restrict our operations or require us to relinquish rights to our product candidates or related technologies.
Unless and until we can generate a substantial amount of product revenue, we expect to seek additional capital through a combination of public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. Our issuance of additional securities, whether equity or debt, or the possibility of such issuance, may cause the market price of Werewolf Common Stock to decline, and Werewolf stockholders may not agree with our financing plans or the terms of such financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, Werewolf stockholders’ ownership interests will be diluted and the terms of these securities may include liquidation or other preferences that adversely affect Werewolf stockholders’ rights. The incurrence of indebtedness would result in payment obligations and could require us to comply with certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to declare dividends, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through collaborations and licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates or related technologies or grant licenses on terms unfavorable to us. In addition, securing additional financing would require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee any development activities we may pursue.
Changes in tax laws or in their implementation or interpretation could adversely affect our business and financial condition.
Changes in tax laws or in their implementation or interpretation may adversely affect our business or financial condition. The Tax Cuts and Jobs Act (the “TCJA”), as amended by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), significantly revised the Code. The TCJA, among other things, contains significant changes to corporate taxation, including the reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21% and, for taxable years beginning after December 31, 2020, the limitation of the deduction for net operating losses (“NOLs”) to 80% of current year taxable income for losses arising in taxable years beginning after December 31, 2017 (though any such NOLs may be carried forward indefinitely but no longer carried back). In addition, beginning in 2022, the TCJA eliminated the option to deduct research and development expenditures currently and generally required corporations to capitalize and amortize them over five years or 15 years (for expenditures attributable to foreign research).
In addition to the CARES Act, as part of Congress’s response to the COVID-19 pandemic, economic relief legislation was enacted in 2020 and 2021 containing tax provisions. The Inflation Reduction Act (the “IRA”), which was signed into law in August 2022, also introduced new tax provisions, including a one percent excise tax imposed on certain stock repurchases by publicly traded companies, which generally applies to any acquisition of stock by the publicly traded company (or certain of its affiliates) from a stockholder of the Company in exchange for money or other property (other than stock of the Company itself), subject to a de minimis exception. Thus, the excise tax could apply to certain transactions that are not traditional stock repurchases.
In July 2025, the One Big Beautiful Bill Act (the “OBBBA”), which implements certain U.S. tax law changes that may impact our business, was enacted into law. The OBBBA modified and made permanent several provisions of the TCJA, including reductions in scheduled increases for the rate of taxation of foreign income, restoration of the immediate deductibility of U.S. research and development expenses for taxable years beginning after December 31, 2024, and reinstatement of 100% bonus depreciation for qualified capital assets. The OBBBA did not modify the 80% limitation on the use of NOLs described above. The effects of the OBBBA on our business and the healthcare industry in general are not yet known. Regulatory guidance under the OBBBA and other recent tax legislation is and continues to be forthcoming, and such guidance could ultimately increase or lessen their impact on our business and financial condition. Congress may also enact additional legislation, some of which could have an impact on us. In addition, it is uncertain if and to what extent various states will conform to the OBBBA and additional tax legislation.

Our ability to utilize our NOL carryforwards and certain other tax attributes may be limited.
We have incurred substantial losses during our history. We do not anticipate generating revenue from sales of products for the foreseeable future, if ever, and we may never achieve profitability. As of December 31, 2025, we had federal and state NOL carryforwards of $215.3 million and $153.7 million, respectively. Under Section 382 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage point change (by value) in the ownership of its equity by certain stockholders over a three-year period), the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. As a result of our prior private placement financings or other transactions, we have experienced ownership changes on June 10, 2019, August 2, 2019, and August 31, 2022, and we may in the future experience ownership changes as a result of subsequent changes in Werewolf Common Stock ownership for purposes of Section 382. Following the approval of each of the Required Proposals, the Merger will result in an ownership change for us and, accordingly, our NOL carryforwards and certain other tax attributes will be subject to limitations (or disallowance) on their use after completion of the Merger. Furthermore, our ability to utilize NOLs of Ambros that we will acquire as a result of the Merger may be subject to limitations. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards and other pre-change tax attributes to offset U.S. federal taxable income is subject to limitations, which could result in increased future tax liability to us and could have an adverse effect on our future results of operations. There is also a risk that due to regulatory changes, such as suspension of the use of NOLs, or for other unforeseen reasons, our existing NOLs and other tax attributes could expire or otherwise become unavailable to offset future income tax liabilities. As described above in “—Changes in tax laws or in their implementation or interpretation could adversely affect our business and financial condition,” the TCJA, as modified by subsequent legislation, including most recently the OBBBA, includes changes to U.S. federal tax rates and rules governing NOL carryforwards that may significantly impact our ability to utilize NOLs to offset taxable income in the future. In addition, state NOLs generated in one state cannot be used to offset income generated in another state. For these reasons, we may be unable to use a material portion of our NOLs and other tax attributes.
Risks Related to the Discovery, Development, Regulatory Approval and Commercialization of Product Candidates
Any product candidates we may develop will require successful completion of preclinical and clinical development before we can seek regulatory approval.
Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of product candidates, which may never occur. We currently generate no revenue from sales of any product, and we may never be able to develop or commercialize a marketable product.
We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Any development efforts we may pursue could be limited to a small number of cancer types and we may forego or delay pursuit of opportunities in other cancer types that may prove to have greater potential. Likewise, we may forego or delay the pursuit of opportunities with other potential product candidates that may prove to have greater commercial potential.
Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Any spending on research and development programs or product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other similar arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the product candidate.
Preclinical development is uncertain. Any preclinical programs we may pursue may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize such programs on a timely basis or at all, which would have an adverse effect on our business.
Risk of failure for preclinical product candidates is high. Before we can commence clinical trials for any preclinical product candidates we may develop, we must complete extensive preclinical testing and studies that support INDs in the United States, or similar applications in other jurisdictions. We cannot be certain of the timely completion or outcome of any preclinical testing and studies we may conduct and cannot predict if the FDA or other regulatory authorities will accept any proposed clinical programs or if the outcome of such preclinical testing and studies will ultimately support the further development of such programs. As a result, we cannot be sure that we will be able to successfully submit INDs or similar applications for any preclinical programs we may pursue on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.
Preclinical studies and clinical trials are expensive, time-consuming and difficult to design and implement, and involve uncertain outcomes. Furthermore, results of earlier preclinical studies and clinical trials may not be predictive of results of future preclinical studies or clinical trials.
The risk of failure for any product candidates we may develop is high. It is impossible to predict when or if any such product candidates will successfully complete preclinical studies or clinical trials evaluating their safety and effectiveness in humans or will ultimately receive regulatory approval. To obtain the requisite regulatory approvals to market and sell any such product candidates, we must demonstrate through extensive preclinical studies and clinical trials that such product candidates are safe and effective in humans for use in each target indication. Preclinical and clinical testing is expensive and can take many years to complete, and the outcome is inherently uncertain. Failure can occur at any time during the preclinical or clinical trial process. The outcome of preclinical testing and early clinical trials may not be predictive of the results of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Many companies in the biopharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.
In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in clinical trial procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other clinical trial protocols, and the rate of dropout among clinical trial participants. If we fail to produce positive results in preclinical studies or clinical trials of any of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, would be materially and adversely affected.
We may encounter substantial delays in the commencement or completion, or termination or suspension, of any clinical trials we may conduct, which could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.
Before obtaining marketing approval from regulatory authorities for the sale of any product candidates we may develop, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidate for its intended indications. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We may experience numerous unforeseen events during or as a result of clinical trials that could delay or prevent our ability to receive marketing approval or commercialize product candidates, including:
•	we may be unable to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to obtain regulatory authorizations to commence a clinical trial;
•	we may experience issues in reaching a consensus with regulatory authorities on trial design;
•	regulators or institutional review boards (“IRBs”) or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
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we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations (“CROs”) the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical trial sites may deviate from a trial protocol or drop out of a trial or fail to conduct the trial in accordance with regulatory requirements;

•	the number of subjects required for clinical trials of our product candidates may be larger than we anticipate or subjects may fail to enroll or remain in clinical trials at the rate we expect;
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subjects that enroll in our studies may misrepresent their eligibility or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the subject from the trial, increase the needed enrollment size for the clinical trial or extend its duration;

•	subjects may choose an alternative treatment for the indication being studied in any clinical trial we may conduct, or participate in competing clinical trials;
•	subjects may experience severe or unexpected product-related adverse effects;
•	clinical trials of our product candidates may produce unfavorable, inconclusive, or clinically insignificant results;
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we may decide to, or regulators or IRBs or ethics committees may require us to, make changes to a clinical trial protocol or conduct additional preclinical studies or clinical trials, or we may decide to abandon product development programs;

•	we may need to add new or additional clinical trial sites;
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our third-party contractors, including those manufacturing our product candidates or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we may experience manufacturing delays, and any changes to manufacturing processes or third-party contractors that may be necessary or desired could result in other delays;
•	we or our third-party contractors may experience delays due to complications associated with public health crises, supply chain delays, or other issues;
•	the cost of preclinical testing and studies and clinical trials of any product candidates may be greater than we anticipate or greater than our available financial resources;
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the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate or we may not be able to obtain sufficient quantities of combination therapies for use in clinical trials;

•	reports may arise from preclinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about our product candidates; and
•	regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate.
If we are required to conduct additional clinical trials or other testing of our product candidates beyond the clinical trials and testing that we contemplate, if we are unable to successfully complete clinical trials or other testing of our product candidates, if the results of these clinical trials or tests are unfavorable or are only modestly favorable or if there are safety concerns associated with any of our product candidates, we may:
•	incur additional unplanned costs;
•	be required to suspend, vary or terminate clinical trials;
•	be delayed in obtaining marketing approval, if at all;
•	obtain approval for indications or patient populations that are not as broad as intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be subject to additional post-marketing testing or other requirements;
•	be required to perform additional clinical trials to support approval;
•
have regulatory authorities withdraw, suspend or vary their approval of the product or impose restrictions on its distribution, such as in the form of a modified risk evaluation and mitigation strategy (“REMS”) or comparable foreign strategy;

•	be subject to the addition of labeling statements, such as warnings or contraindications;
•	have the product removed from the market after obtaining marketing approval;
•	be subject to lawsuits; or
•	experience damage to our reputation.
Conducting clinical trials in foreign countries, as we may do for any product candidates we may develop, presents additional risks that may delay completion of any such clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.
Moreover, principal investigators for any clinical trials we may conduct may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authorities, as the case may be, and may ultimately lead to the denial of marketing approval of one or more product candidates.
In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.
Similarly, the regulatory landscape related to clinical trials in the European Union (“EU”) has evolved. The EU Clinical Trials Regulation (“CTR”), which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR introduces, among other changes, a centralized process that only requires the submission of a single application to all member states concerned, coordinated review procedures, expanded reporting and increased transparency obligations. In addition, both recently adopted legislation and pending legislative initiatives will impact regulatory procedures for medicinal products. Key developments include:
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On December 11, 2025, the European Commission, the Parliament and the European Council reached a political agreement on a comprehensive overhaul of EU pharmaceutical legislation (the Pharma Package). The reform has been under negotiation since the European Commission submitted its proposal in April 2023. This package—comprised of a new directive and regulation to replace existing legislation—aims to modernize the EU regulatory framework. Following endorsement of the compromise texts by the Council’s Committee of Permanent Representatives (COREPER) and approval by the European Parliament’s Committee on Public Health (SANT) in March 2026, the proposed revisions must now be formally adopted by the Council of the EU and the European Parliament in plenary, currently anticipated by fall 2026. The reform encompasses a broad range of measures, including changes to regulatory exclusivity, incentives to combat antimicrobial resistance, intellectual property exemptions for generic medicines, orphan products, and marketing authorization procedures. The new framework is expected to enter into force in late 2026 and to be subject to transitional arrangements, with full application not anticipated before 2028; and

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Regulation (EU) 2021/2282 on health technology assessment (HTA Regulation) entered into application on January 12, 2025, introducing a single EU-level submission file for joint clinical assessments. The HTA Regulation initially applies to new active substances for oncology products and advanced therapy medicinal products, and will expand to orphan medicinal products in January 2028 and to all centrally authorized medicinal products by 2030.

Other legislative initiatives include the proposed SPC Regulation revision, the proposed Critical Medicines Act (for which a provisional political agreement was reached in May 2026), and the proposed Biotech Act.
If we are not able to adapt to these and other changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.

In addition to the factors above, we may make formulation or manufacturing changes to our product candidates, in which case we may need to conduct additional preclinical studies to bridge our modified product candidates to earlier versions, which may be costly, time-consuming and may not be successful at all.
Our failure to successfully initiate and complete any clinical trials we may conduct with respect to product candidates and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market any such product candidates would significantly harm our business. We cannot provide assurances that any such clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure such clinical trials. Significant preclinical study or clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize product candidates, which may harm our business and results of operations. In addition, many of the factors that cause, or lead to, delays of clinical trials may ultimately lead to the denial of regulatory approval of product candidates.
If we experience delays or difficulties in the enrollment of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
We may experience difficulties in patient enrollment in any clinical trials we may conduct for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including:
•	the severity of the disease under investigation;
•	the patient eligibility and the inclusion and exclusion criteria defined in the protocol;
•	the size and health of the patient population required for analysis of the trial’s primary endpoints;
•	the proximity of patients to trial sites;
•	the design of the trial;
•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;
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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	our ability to obtain and maintain patient consents;
•	our ability to monitor patients adequately during and after treatment;
•	the risk that patients enrolled in clinical trials will drop out of the trials before completion; and
•	factors we may not be able to control, including the impacts of public health crises, which may limit the availability of patients, principal investigators or staff, or clinical sites.
In addition, any clinical trials we may conduct may compete with other clinical trials for product candidates that are in the same therapeutic areas as product candidates we may develop, and this competition could reduce the number and types of patients available to us, because some patients who might have opted to enroll in a trial we conduct may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, to the extent we conduct clinical trials, we may conduct them at the same clinical trial sites that some of our competitors use, which could reduce the number of patients who are available for such trials at those clinical trial sites.
Our inability to enroll a sufficient number of patients in any clinical trials we may conduct would result in significant delays or might require us to abandon one or more clinical trials altogether. Enrollment delays in any such clinical trials may result in increased development costs for product candidates, slow down or halt the product candidate development and approval process and jeopardize our ability to seek and obtain the marketing approval required to commence product sales and generate revenue, which would cause the value of our Company to decline and limit our ability to obtain additional financing, if needed.

Product candidates we may develop may cause undesirable or unexpectedly severe side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.
Undesirable or unexpectedly severe side effects caused by our product candidates could cause us to interrupt, delay or halt preclinical studies or could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. It is likely that, as is the case with many treatments for cancer, there may be side effects associated with the use of our product candidates. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.
Further, by design, clinical trials rely on a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered when a significantly larger number of patients is exposed to the product candidate. If our product candidates receive marketing approval and we or others identify undesirable side effects caused by such product candidates after such approval, a number of potentially significant negative consequences could result, including:
•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;
•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
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regulatory authorities may require a REMS plan to mitigate risks, or comparable foreign tools, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

•	we may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates;
•	we may be subject to regulatory investigations and government enforcement actions;
•	regulatory authorities may withdraw, vary or limit their approval of such product candidates;
•	we may decide to remove such product candidates from the marketplace;
•	we could be sued and held liable for injury caused to individuals exposed to or taking our product candidates; and
•	we may suffer reputational harm.
Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.
Interim topline and preliminary data from any clinical trials we may conduct and announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publish interim topline or preliminary data from any clinical trials we may conduct. Interim data from clinical trials that we may conduct are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or “topline” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

We have in the past, and may in the future, develop product candidates in combination with third-party products, some of which may still be in development, and we will have limited or no control over the safety, supply, regulatory status or regulatory approval of such products.
Our ability to develop and ultimately commercialize product candidates used in combination with third-party products will depend on our ability to access such products on commercially reasonable terms for clinical trials and their availability for use with our commercialized product, if approved. We cannot be certain that any commercial relationships we establish will provide us with a steady supply of such products on commercially reasonable terms or at all. Any failure to enter into and maintain successful commercial relationships, or the expense of purchasing such third-party products in the market, may delay our development timelines, increase our costs and jeopardize our ability to develop product candidates as commercially viable therapies. If any of these occur, our business, financial condition, operating results, or prospects may be materially harmed.
Moreover, the development of product candidates for use in combination with another product or product candidate may present challenges that are not faced for single agent product candidates. Checkpoint inhibitors have been shown to have adverse events, including immune-related adverse events involving the lung, liver and other organ systems, which may limit the maximum dose in any clinical trials we may conduct or otherwise negatively impact any combination clinical trials we may conduct. In addition, the FDA or comparable foreign regulatory authorities may require us to use more complex clinical trial designs in order to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of such trials could show that any positive previous trial results are attributable to the third-party product and not our product candidate. Developments related to the third-party product may also impact any such clinical trials for the combination as well as our commercial prospects should we receive regulatory approval. Such developments may include changes to the third-party product’s safety or efficacy profile, changes to the availability of the third-party product, quality, and manufacturing and supply issues with respect to the third-party product.
If we are able to obtain marketing approval, the FDA or comparable foreign regulatory authorities may require that products used in conjunction with each other be cross-labeled for combined use. To the extent that we do not have rights to the third-party product, this may require us to work with such third party to satisfy such a requirement. We would also continue to be subject to the risks that the FDA or comparable foreign regulatory authorities could revoke approval of the third-party product used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with such product. Similarly, if any third-party products we may use in combination with product candidates are replaced as the standard of care for the indications we choose for any such product candidates, the FDA or comparable foreign regulatory authorities may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.
If we pursue additional therapeutic opportunities or product candidates in the future, we may not be successful in identifying or developing such opportunities or product candidates.
Although we may in the future explore other therapeutic opportunities in addition to the product candidates that we have historically developed, we may fail to identify or discover viable new product candidates for clinical development for a number of reasons. If we fail to identify additional potential product candidates, our business could be materially harmed.
Research programs to pursue the development of product candidates and to identify new product candidates and disease targets require substantial technical, financial and human resources whether or not they are ultimately successful. Any research programs we may pursue may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:
•	the research methodology used may not be successful in identifying potential indications and/or product candidates;
•	potential product candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective products; or
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it may take greater human and financial resources than we will possess to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, thereby limiting our ability to develop, diversify and expand our product portfolio.

Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for product candidates or to develop suitable additional product candidates through internal research programs, which could materially adversely affect our future growth and prospects.
We may become exposed to costly and damaging liability claims, either when testing product candidates in the clinic or following commercial sale, and any product liability insurance we may obtain may not cover all damages from such claims.
We are exposed to potential product liability risks that are inherent in the research, development, manufacturing, marketing and use of biopharmaceutical products. The use of product candidates by us in clinical trials, and any sale of approved products in the future, may expose us to liability claims. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical trials, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts.
Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a product, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical trials or after approval thereof, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease the development or commercialization of our product candidates or any products for which we may have received marketing approval. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
•	delay or termination of clinical trials;
•	decreased demand for any product candidates or products that we may develop;
•	injury to our reputation and significant negative media attention;
•	withdrawal of clinical trial participants or difficulties in recruiting new trial participants;
•	initiation of investigations by regulators;
•	costs to defend or settle the related litigation;
•	a diversion of management’s time and our resources;
•	substantial monetary awards to trial participants or patients;
•	product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	significant negative financial impact; and
•	the inability to commercialize any of our product candidates, if approved.
Although we will seek to procure and maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. As the expense of insurance coverage is increasing, we may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be materially harmed.

We have never commercialized a product candidate and we may lack the necessary expertise, personnel and resources to successfully commercialize any products that receive regulatory approval, either on our own or together with collaborators.
We have never commercialized a product candidate. We currently have no sales force or marketing or distribution capabilities. To achieve commercial success of our product candidates, if any are approved, we will have to develop our own sales, marketing and supply capabilities or outsource these activities to one or more third parties. Even if we obtain approval in one jurisdiction, we may never obtain or commercialize any product in any other jurisdiction, which would limit our ability to realize their full market potential.
Factors that may affect our ability to commercialize our product candidates on our own include our ability to recruit and retain adequate numbers of effective sales and marketing personnel and obtain access to or persuade adequate numbers of physicians to prescribe our product candidates, as well as any unforeseen costs we may incur in connection with creating an independent sales and marketing organization. Developing a sales and marketing organization requires significant investment, is time-consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing organization in the United States, the EU or other key global markets. To the extent we need to rely upon one or more third parties, we may have little or no control over the marketing and sales efforts of those third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We will also face competition in any search for third parties to assist us with sales and marketing efforts for our product candidates. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may have difficulties generating revenue from them.
We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.
The development and commercialization of new drug and biologic products is highly competitive. We have faced, and will face, competition with respect to any product candidates that we may seek to develop or commercialize from major pharmaceutical, specialty pharmaceutical and biotechnology companies, among others. There are other companies working to develop immunotherapies for the treatment of cancer including divisions of pharmaceutical and biotechnology companies of various sizes. Some of these competitive therapies are based on scientific approaches that are the same as or similar to approaches we may pursue, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.
If we develop product candidates for the treatment of cancer, we may not receive marketing approval for any such product candidates. There are already a variety of available therapies marketed for cancer and some of the currently approved therapies are branded and subject to patent protection, and others are available on a generic basis. Many of these approved therapies are well-established and widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. If any product candidates we may develop are approved, they may be priced at a significant premium over competitive generic products. This may make it difficult to successfully commercialize such product candidates, including in combination with or as alternatives to existing therapies. Competition may further increase with advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.
We are aware of a number of companies that are developing cytokines as immunotherapies, as well as different modalities, including monoclonal antibodies, cell therapies, oncolytic viruses and vaccines.
Our competitors may succeed in developing, acquiring or licensing, on an exclusive basis, products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. We may also compete with these organizations in establishing clinical trial sites and patient registration for clinical trials, as well as in recruiting and retaining qualified scientific and management personnel, which could negatively affect our level of expertise and our ability to execute our business plan.
Many of our competitors, either alone or with their collaborators, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel product candidates or to in-license novel product candidates that could make any product candidates we develop less competitive or obsolete. Smaller or early-stage companies may also prove to be significant competitors, including through collaborative arrangements with large and established companies. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. The availability of competing products could limit the demand and the price we are able to charge for product candidates we commercialize, if any. The inability to compete with existing or subsequently introduced products would harm our business, financial condition and results of operations.
The sizes of the potential markets for any product candidates we may develop are difficult to estimate and, if any of our assumptions are inaccurate, the actual markets for such product candidates may be smaller than our estimates.
The potential market opportunities for our product candidates are difficult to estimate and, if our product candidates are approved, will ultimately depend on, among other things, the indications for which our product candidates are approved for sale, any products with which our product candidates are co-administered, the success of competing therapies and therapeutic approaches, acceptance by the medical community, patient access, product pricing and reimbursement. Our estimates of the potential market opportunities for our product candidates are predicated on many assumptions, which may include industry knowledge and publications, third-party research reports and other surveys. Although we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain, and their reasonableness has not been assessed by an independent source. If any of the assumptions proves to be inaccurate, the actual markets for our product candidates could be smaller than our estimates of the potential market opportunities.
The successful commercialization of any product candidates we may develop will depend in part on the extent to which we obtain and maintain favorable coverage, adequate reimbursement levels and pricing policies with third-party payors.
The availability and adequacy of coverage and reimbursement by third-party payors, including governmental healthcare programs such as Medicare and Medicaid, managed care organizations, and private health insurers, are essential for most patients to be able to afford prescription medications such as our product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for products by third-party payors will have an effect on our ability to successfully commercialize our product candidates. We cannot be sure that coverage and reimbursement in the United States, the EU or elsewhere will be available for our product candidates, if approved, or any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.
Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs or biologics when an equivalent generic drug, biosimilar or a less expensive therapy is available. For example, the U.S. Department of Health and Human Services (“HHS”) imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. In addition, HHS has been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven years and certain single-source biological products that have been on the market for at least eleven years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year, up to 20 products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per-unit basis. It is possible that a third-party payor may consider our product candidates as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidates, pricing of existing third-party therapeutics may limit the amount we will be able to charge for our product candidates. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in our product candidates, if approved. Even if our product candidates are approved and we obtain coverage for our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Interim reimbursement levels for new medicines, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Net prices for medicines may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of medicines from countries where they may be sold at lower prices than in the United States. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, if approved, and may not be able to obtain a satisfactory financial return on our product candidates.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. The regulations that govern marketing approvals, pricing and reimbursement for new medicines vary widely from country to country. In the United States, third-party payors play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models in the United States for how third-party payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or pharmaceutical therapies before they will reimburse healthcare providers who use such therapies. We cannot predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates, if approved.
No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor and coverage and reimbursement by one payor does not guarantee coverage and reimbursement by another payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases on short notice, and we believe that changes in these rules and regulations are likely.
Even if a product candidate we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, hospitals, cancer treatment centers, third-party payors and others in the medical community necessary for commercial success.
If any product candidate we develop receives marketing approval, whether as a single agent or in combination with other therapies, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, hospitals, cancer treatment centers, third-party payors, and others in the medical community. For example, cancer treatments like chemotherapy, radiation therapy and certain existing immunotherapies are well established in the medical community, and doctors may continue to rely on these therapies. If the product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable.
The degree of market acceptance of any product, if approved for commercial sale, will depend on a number of factors, including:
•	its efficacy, safety and potential advantages compared to alternative treatments;
•	the prevalence and severity of any side effects;
•	the product’s convenience and ease of administration compared to alternative treatments;
•	the clinical indications for which the product is approved;
•	the willingness of the target patient population to try a novel treatment and of physicians to prescribe such treatments;
•	the recommendations with respect to the product in guidelines published by scientific organizations;
•	the ability to obtain sufficient third-party insurance coverage and adequate reimbursement, including, if applicable, with respect to the use of the product as a combination therapy;
•	the strength of marketing, sales and distribution support;
•	the effectiveness of our sales and marketing efforts;
•	the approval of other new products for the same indications; and
•	our ability to offer the product for sale at competitive prices.
If we obtain marketing approval for a product but such product does not achieve an adequate level of market acceptance, we may not generate or derive significant revenue from that product and our business, financial condition and results of operations may be adversely affected.

Risks Related to Our Dependence on Third Parties
If we pursue preclinical studies or clinical trials, we expect to rely on third parties to conduct them. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize any product candidates.
If we pursue preclinical studies or clinical trials, we expect to depend upon third parties, including independent investigators and CROs, to conduct such studies and trials. We may need to negotiate budgets and contracts with CROs and trial sites, and any such third parties may terminate their engagements with us at any time, any of which may result in delays to any development timelines and increased costs.
Our reliance on third parties for any research and development activities we may pursue would reduce our control over these activities but would not relieve us of our responsibility to ensure that each trial is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties would not relieve us of our regulatory responsibilities. We and these third parties would be required to comply with Good Laboratory Practice (“GLP”) requirements for preclinical studies, current Good Clinical Practices (“GCP”) requirements for clinical trials, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GLP and GCP requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If we or any of these third parties fail to comply with applicable GLP or GCP requirements, the clinical data generated in any clinical trials we may conduct may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to suspend or terminate such trials or perform additional preclinical studies or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any preclinical studies or clinical trials we may conduct comply with GLP and/or GCP requirements. In addition, any clinical trials we may conduct must be conducted with products produced under current Good Manufacturing Practice (“GMP”) requirements.
Any failure by us or such third parties to comply with applicable regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any such third party violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.
Any third parties conducting clinical trials on our behalf will not be our employees and, except for remedies that may be available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to any such clinical trials. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to applicable clinical protocols or regulatory requirements or for other reasons, any clinical trials we may conduct may be extended, delayed or terminated, and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize product candidates. As a result, our financial results and the commercial prospects for product candidates could be harmed, our costs could increase and our ability to generate revenue could be delayed.
If any relationships we may establish with third-party CROs or others terminate, we may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which could materially impact clinical development timelines. We would need to carefully manage any relationships with CROs, and there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.
We have supplied and may continue to supply and otherwise support third party research, including investigator-initiated clinical trials. Investigator-initiated clinical trials pose similar risks as those set forth elsewhere in this section relating to our internally-sponsored clinical trials. We have less control over the protocols, administration or conduct of these trials, including follow-up with patients and ongoing collection of data after treatment. The conduct or findings of these trials may have a negative impact on our development programs notwithstanding that we have little involvement or control over these trials. As a result, we are subject to additional risks associated with the way investigator-initiated trials are conducted. In particular, we may be named in lawsuits that would lead to increased costs associated with legal defense. Additional risks include difficulties or delays in communicating with investigators or administrators, procedural delays and other timing issues and difficulties or differences in interpreting data. Third-party investigators may design clinical trials with clinical endpoints that are more difficult to achieve, or in other ways that increase the risk of negative clinical trial results compared to clinical trials that we may design on our own. Negative results in investigator-initiated clinical trials could have a material adverse effect on our efforts to obtain regulatory approval for our product candidates and the public perception of our product candidates. As a result, our lack of control over the conduct and timing of and communications with the FDA and other regulatory authorities regarding investigator-sponsored trials may expose us to additional risks and uncertainties, many of which are outside our control, and the occurrence of which could adversely affect the commercial prospects for our product candidates.
The manufacturing of drugs and biologics is complex and we do not have our own clinical manufacturing capabilities. We expect to rely on third parties to produce preclinical, clinical and commercial supplies for any product candidates we develop.
We do not own manufacturing facilities capable of producing drug and biologic products at clinical scale. We have in the past experienced delays in receiving preclinical product supplies from third-party manufacturers and there can be no assurance that product supplies from third parties will not in the future be limited or interrupted, be of satisfactory quality or be available at acceptable prices. Additionally, the process of manufacturing drugs and biologics is complex, highly regulated, and subject to multiple risks. The manufacture of drugs and biologics is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, other supply disruptions and higher costs. If microbial, viral or other contaminations are discovered at the facilities of any contract manufacturing organizations (“CMOs”) we may engage, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials, result in higher costs of our product and adversely affect our business.
To support the manufacture of our products, any CMOs we may engage would conduct substantial analytical testing of drug substance and vialed drug product. If such CMOs are unable to supply us with sufficient clinical grade quantities of product candidates, and we are unable to timely establish an alternate supply from one or more third-party contract manufacturers, we would experience delays in any development efforts we may pursue as we seek to locate and qualify new manufacturers. In particular, any replacement of a CMO could require significant effort and expertise because there may be a limited number of qualified replacements or capacity could be limited at each of the qualified replacements. Additionally, contract manufacturers may rely on single-source suppliers for certain raw materials for any preclinical or clinical product supplies we may require. If suppliers are delayed or unable to supply sufficient raw materials to manufacture product for any preclinical studies or clinical trials we may conduct, we may experience delays in any development efforts we may pursue as materials are obtained or we locate and qualify new raw material manufacturers. If we are unable to procure sufficient supplies of third-party products needed for any clinical trials we may conduct, we may be required to purchase such supplies on the open market, which may result in significant additional expense.
The manufacturing process for a clinical candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with their standards, such as GMPs. In the event that any CMO we may engage fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if any supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. The transfer of the manufacturing of drug or biologic products to a new CMO and any additional process development that may be necessary can be lengthy and involve significant additional costs. If we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new CMO would negatively affect our ability to develop product candidates in a timely manner or within budget.
Further, any reliance on third-party manufacturers would expose us to risks beyond our control, including the:
•	inability to meet our product specifications and quality requirements consistently;
•	inability to initiate or continue preclinical studies or clinical trials of product candidates under development;
•	delay or inability to procure or expand sufficient manufacturing capacity;

•	manufacturing and quality issues, including those related to scale-up of manufacturing;
•	failure to comply with GMP and similar foreign standards;
•
reliance on a limited number of sources, and in some cases, single sources for product components and raw materials, such that if we are unable to secure a sufficient supply of these product components and raw materials, we will be unable to manufacture and sell our future product candidate in a timely fashion, in sufficient quantities or under acceptable terms;

•	lack of qualified backup suppliers for those components and raw materials that are purchased from a sole or single-source supplier;
•	inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;
•	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;
•	disruption of operations by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier or the issuance of an FDA Form 483 notice or warning letter;
•	carrier disruptions or increased costs that are beyond our control;
•	failure to deliver our products under specified storage conditions and in a timely manner; and
•	the possible misappropriation of our proprietary information, including our trade secrets and know-how.
Some of these events could be the basis for FDA action, including injunction, recall, seizure or total or partial suspension of production, any of which could result in a failure to begin or a requirement to stop any clinical trials we may conduct. In addition, any CMOs and suppliers we may engage would be subject to FDA inspections from time to time. Failure by such CMOs and suppliers to pass such inspections and otherwise satisfactorily complete the FDA approval regimen with respect to a product candidate may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses. In addition, such CMOs and suppliers would be subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of waste products, and failure to comply with such laws and regulations could result in significant costs associated with civil or criminal fines and penalties for such third parties. Based on the severity of the regulatory action, our supply of clinical or commercial product and packaging and other services could be interrupted or limited, which could harm our business.
In addition, any CMOs we may engage may be engaged with other companies to supply and manufacture materials or products for such companies, which would also expose such suppliers and CMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may also affect the regulatory clearance of a contract supplier’s or CMO’s facility, which could impact the contract supplier’s or CMO’s ability to manufacture product for us.
We may in the future seek to enter into collaborations or other similar arrangements for product candidates. If we are unable to enter into such collaborations, or if these collaborations are not successful, our business could be adversely affected.
We may evaluate and, as deemed appropriate, enter into collaborations in the future on an asset-by-asset basis to maximize the value of any product candidates or technologies we may develop. For example, in April 2022, we entered into a Collaboration and License Agreement (the “Jazz Collaboration Agreement”) with Jazz Pharmaceuticals Ireland Limited (“Jazz”), pursuant to which we granted Jazz certain licenses to develop and commercialize products containing our Interferon alpha (“IFNα”), INDUKINE molecule, JZP898, as well as products containing certain isolated recombinant polypeptides comprising IFNα that meet specified criteria. In May 2026, we terminated the Jazz Collaboration Agreement and we entered into an asset purchase agreement (the “Jazz Purchase Agreement”) with Jazz, pursuant to which we sold to Jazz the JZP898 (formerly WTX-613) program (the “898 Program”). We may enter into other collaborations in connection with WTX-124 or WTX-330 technology or product candidates we may develop. Such collaborations may include the development and commercialization of product candidates or the commercialization of product candidates that are approved for marketing outside the United States. Potential collaborators include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We have limited capabilities for product development and do not yet have any capability for commercialization. Accordingly, we may enter into collaborations with other companies to provide us with important technologies and funding for any programs or platform technology we may pursue. We will face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for any product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view such product candidates as having the requisite potential to demonstrate safety and efficacy. We may also be restricted under future license agreements from entering into agreements on certain terms or at all with potential collaborators.
Future collaborations involving any product candidates we may develop may pose significant risks to us, including the following:
•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;
•	collaborators may not perform their obligations as expected;
•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;
•
collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•
collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•
collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•
product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•
a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such products;

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings;
•	our payment obligations to our licensors may be greater than the amounts our collaborators are obligated to pay us or the amounts they actually pay us;
•
disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays in or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•
collaborators may not properly maintain or defend our or their intellectual property rights or may use our or their proprietary information in such a way as to invite litigation that could jeopardize or invalidate such intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;
•
collaborators may not provide us with timely and accurate information regarding development, regulatory or commercialization status or results, which could adversely impact our ability to manage any development efforts we may pursue, accurately forecast financial results or provide timely information to Werewolf stockholders regarding any out-licensed product candidates;

•
if a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on any applicable product development or commercialization program could be delayed, diminished or terminated; and

•
collaborations may be terminated, including for the convenience of the collaborator, and, if terminated, we may find it more difficult to enter into future collaborations or be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Any collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. In addition, all of the risks relating to product development, regulatory approval and commercialization described in this proxy statement/prospectus will apply to the activities of any of our collaborators.
Risks Related to Our Intellectual Property
If we are unable to obtain and maintain patent protection for any product candidates we develop or for any proprietary technologies we have developed or may develop, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize product candidates and technology similar or identical to such product candidates and technology, and our ability to successfully commercialize any product candidates we may develop, and our technology may be adversely affected.
Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to WTX-124, WTX-330 and related technologies, including their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment and development that are important to our business. If we do not adequately protect our intellectual property rights, competitors may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. To protect our proprietary position, we file or in-license patent applications in the United States and abroad related to WTX-124, WTX-330 and related technologies that are important to our business; we also license and may in the future license or purchase additional patents and patent applications filed by others. Following the EMD Asset Sale, our patent portfolio relating to WTX-124 and WTX-330 and related technologies includes patents and patent applications that we own or license pursuant to the license agreement that we entered into on August 14, 2026, with EMD pursuant to which EMD granted us an exclusive, field limited license to certain patents included in the assets transferred as part of the EMD Asset Sale (the “EMD License Agreement”). If we are unable to secure or maintain patent protection with respect to WTX-124, WTX-330 and related technologies and any proprietary products and technology we develop, our business, financial condition, results of operations and prospects could be materially harmed.
If the scope of the patent protection we or our potential licensors obtain is not sufficiently broad, we may not be able to prevent others from developing and commercializing technology and products similar or identical to ours. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our product candidates or otherwise provide any competitive advantage. In addition, to the extent that we license intellectual property in the future, we cannot provide assurances that those licenses will remain in force. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.
Our patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, a third party may develop a competitive therapy that provides benefits similar to one or more of our product candidates but that uses a formulation and/or a device that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which would harm our business.

Patent positions of life sciences companies can be uncertain and involve complex factual and legal questions. No consistent policy governing the scope of claims allowable in the field of engineered therapeutic proteins has emerged in the United States. The scope of patent protection in jurisdictions outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in any jurisdiction in which we seek patent protection may diminish our ability to protect our inventions, maintain and enforce our intellectual property rights; and, more generally, may affect the value of our intellectual property, including the narrowing of the scope of our patents and any that we may license.
The patent prosecution process is complex, expensive, time-consuming and inconsistent across jurisdictions. We may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent rights at a commercially reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is possible that we will fail to identify important patentable aspects of our research and development efforts in time to obtain appropriate or any patent protection. While we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development efforts, including, for example, our employees, external academic scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose our confidential or proprietary information before a patent application is filed, thereby endangering our ability to seek patent protection. In addition, publications of discoveries in the scientific and scholarly literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Consequently, we cannot be certain that we were the first to file for patent protection on the inventions claimed in our patents or pending patent applications.
The issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Pending patent applications cannot be enforced against third parties unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that our patent applications or any patent applications that we may license in the future will result in patents being issued. Further, the scope of the invention claimed in a patent application can be significantly reduced before the patent is issued, and this scope can be reinterpreted after issuance. Even if patent applications we currently own or that we may license in the future issue as patents, they may not issue in a form that will provide us with adequate protection to prevent competitors or other third parties from competing with us, or otherwise provide us with a competitive advantage. Any patents that eventually issue may be challenged, narrowed or invalidated by third parties. Consequently, we do not know whether WTX-124, WTX-330 or related technologies will be protectable or remain protected by valid and enforceable patent rights. Our competitors or other third parties may be able to evade our patent rights by developing new products that are similar to our product candidates, biosimilars of our product candidates, or alternative technologies or products in a non-infringing manner.
The issuance or grant of a patent is not irrefutable as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. We may in the future become subject to a third-party pre-issuance submission of prior art or opposition, derivation, revocation, re-examination, post-grant and inter partes review (“IPR”), or interference proceeding and other similar proceedings challenging our patent rights or the patent rights of others in the U.S. Patent and Trademark Office (the “USPTO”) or other foreign patent office. An unfavorable determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or extinguish our ability to manufacture or commercialize products without infringing third-party patent rights.
In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our owned and in-licensed patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we or our licensors may need the cooperation of any such co-owners of our owned and in-licensed patents in order to enforce such patents against third parties, and such cooperation may not be provided to us or our licensors. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.
If our efforts to protect the proprietary nature of the intellectual property related to our technologies and product candidates are not adequate, we may not be able to compete effectively in our market.
Biotechnology and pharmaceutical companies generally, and we in particular, compete in a crowded competitive space characterized by rapidly evolving technologies and aggressive defense of intellectual property. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process.
We rely upon a combination of patents, confidentiality agreements, trade secret protection and license agreements to protect the intellectual property related to our technologies and our product candidates. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements and product candidates, thus eroding our competitive position in our market. We, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position.
It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments (“PTA”). If we or our partners, collaborators, licensees or licensors fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our partners, collaborators, licensees or licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.
We seek or plan to seek patent protection for WTX-124, WTX-330 and related technologies by filing and prosecuting patent applications in the United States and other countries as appropriate. However, we cannot predict:
•	if and when patents will issue;
•	if patents will issue with claims that cover our product candidates;
•	the degree and range of protection any issued patents will afford us against competitors including whether third parties will find ways to invalidate or otherwise circumvent our patents;
•	whether any of our intellectual property will provide any competitive advantage;
•	whether any of our patents that may be issued may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;
•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or
•	whether we will need to initiate or defend litigation or administrative proceedings which may be costly regardless of whether we win or lose.
Additionally, we cannot be certain that the claims in our pending patent applications covering WTX-124, WTX-330 and related technologies will be considered patentable by the USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid by courts in the United States or foreign countries.
The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or technology or uses thereof in the United States or in other foreign countries. Even if patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents and patent applications we hold with respect to our product candidates or technology is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in any clinical trials we may conduct, the period of time during which we could market our product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Furthermore, for U.S. applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. We cannot be certain that we are the first to invent the inventions covered by pending patent applications and, if we are not, we may be subject to priority disputes. We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. Various post-grant review proceedings, such as IPR, post-grant review (“PGR”) and derivation proceedings, are available and may be pursued by any interested third party in the USPTO to challenge the patentability of claims issued in patents to us or our licensors. No assurance can be given as to the outcome of any such proceedings. No assurance can be given that if challenged, our patents would be declared by a court to be valid or enforceable or that even if found valid and enforceable, a competitor’s technology or product would be found by a court to infringe our patents. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities, and consider that we are free to operate in relation to our product candidates, but our competitors may achieve issued claims, including in patents we consider to be unrelated, which block our efforts or may potentially result in our product candidates or our activities infringing such claims. The possibility exists that others will develop products which have the same effect as our products on an independent basis which do not infringe our patents or other intellectual property rights, or will design around the claims of patents that we have had issued that cover our products.
Recent or future patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In March 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”), the United States moved from a “first to invent” to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. The America Invents Act includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art and establish a USPTO-administered post-grant review system that has affected patent litigation. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.
The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:
•
others may be able to make or use polypeptides or nucleic acids that are similar to our product candidates or components of our product candidates but that are not covered by the claims of our patents;

•
the active biological ingredients in our product candidates will eventually become commercially available in biosimilar products, and no patent protection may be available with regard to formulation or method of use;

•
we or our licensors, as the case may be, may fail to meet our obligations to the U.S. government in regards to any patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•	we or our licensors, as the case may be, might not have been the first to file patent applications for these inventions;
•	others may independently develop similar or alternative technologies or duplicate any of our technologies;
•	it is possible that our pending patent applications will not result in issued patents;
•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents, as the case may be, or parts of our or their patents;
•	it is possible that others may circumvent our owned or in-licensed patents;
•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours;

•	the laws of foreign countries may not protect our or our licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;
•	the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates or technology;
•
our owned or in-licensed issued patents may not provide us with any competitive advantages, may be narrowed in scope, or be held invalid or unenforceable as a result of legal challenges by third parties;

•
the inventors of our owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes which design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

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it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•
we have engaged in scientific collaborations in the past and will continue to do so in the future, and such collaborators may develop adjacent or competing products to ours that are outside the scope of our patents;

•	we may not develop additional proprietary technologies for which we can obtain patent protection;
•	it is possible that product candidates or technology we develop may be covered by third parties’ patents or other exclusive rights; or
•	the patents of others may have an adverse effect on our business.
Our proprietary position in part depends upon patents that are manufacturing, formulation or method-of-use patents, which may not prevent a competitor or other third party from using the same product candidate for another use.
Composition of matter patents for biological and pharmaceutical products are generally considered to be the strongest form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of making or method of use. We cannot be certain that the claims in our pending patent applications, including those claims covering the composition of matter of our product candidates, will be considered patentable by the USPTO or by patent offices in foreign countries, or that the claims in any of our patents that have issued or may issue will be considered valid and enforceable by courts in the United States or foreign countries. Furthermore, in some cases, we may not be able to obtain issued claims covering compositions of matter relating to our product candidates, and instead may need to rely on filing patent applications with claims covering a method of use and/or method of manufacture. Method of use patents protect a specified method of using a product, such as a method of use for treating a particular medical indication. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their products for our targeted indications, physicians may prescribe these products “off-label” for those uses that are covered by our method of use patents. Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent by enforcing patent rights or otherwise. There can be no assurance that any such patent applications will issue as granted patents, and even if they do issue, such patent claims may be insufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent protection with respect to our product candidates could have a material adverse effect on our business, financial condition, results of operations, and prospects.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to the protection afforded by patents, we seek to rely on trade secret protection, confidentiality agreements, and license and other agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. We cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the

United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.
Courts outside the United States are sometimes less willing to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. For example, certain aspects of WTX-124 and WTX-330 and related technologies and know-how are based on unpatented trade secrets that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology.
Thus, we may not be able to meaningfully protect our trade secrets. It is our practice to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. We have also adopted policies and conduct training that provides guidance on our expectations, and our advice for best practices, in protecting our trade secrets. However, we cannot provide assurance that these agreements and policies will not be breached by our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors and that our trade secrets and other proprietary and confidential information will not be disclosed publicly or to competitors.
These risks are heightened due to our reliance on third parties, including third-party CROs and CMOs, for certain aspects of our business. The activities conducted by our third-party vendors require us to share our trade secrets with them, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.
Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.
Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, reexamination, and other post-grant proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that any product candidates we may develop and/or proprietary technologies infringe their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in fields in which we may develop product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that product candidates we may develop may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in these fields, there may be a risk that third parties may allege they have patent rights encompassing product candidates, technologies or methods we may develop.
If a third party claims that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:
•	infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;
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substantial damages for infringement, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third party’s rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

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a court prohibiting us from developing, manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third party licenses its product rights to us, which it is not required to do;

•
if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products; and

•	redesigning our product candidates or processes so they do not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time.
Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.
Third parties may assert that we are employing their proprietary technology without authorization. Generally, conducting preclinical and clinical trials and other development activities in the United States is not considered an act of infringement. If any product candidate we develop is approved by the FDA, a third party may then seek to enforce its patent by filing a patent infringement lawsuit against us. For example, we have received, and we may in the future receive, correspondence from third parties or their legal counsel disclosing that such third party owns patents that may encompass one or more of our product candidates. It is also possible that a third party may file a lawsuit against us alleging infringement of its patents. The outcome of any such proceeding is uncertain and would likely result in the expenditure of significant financial resources and the diversion of management’s time and resources, which could harm our business. While we do not believe that any claims that could otherwise have a materially adverse effect on the commercialization of our product candidates are valid and enforceable, we may be incorrect in this belief, or we may not be able to prove it in litigation. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Patent applications can take many years to issue. There may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize product candidates.
Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available on commercially reasonable terms or at all. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.
We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.
Our development of product candidates may require the use of proprietary rights held by third parties and the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights. Similarly, efficient production or delivery of our product candidates may also require specific compositions or methods, and the rights to these may be owned by third parties. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology. Moreover, the specific components, such as linkers and antibody fragments, that will be used with our product candidates may be covered by the intellectual property rights of others.
Additionally, we may collaborate with or sponsor research at academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions may provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration or sponsorship. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such program and our business and financial condition could suffer.
The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.
If we breach our license agreements, it could have a material adverse effect on our commercialization efforts for our product candidates.
A portion of our patent portfolio is in-licensed. As such, we are a party to license agreements and certain aspects of our business depend on patents and/or patent applications owned by other companies or institutions. We rely on a license from EMD for certain patent rights related to WTX-124 and WTX-330. Our rights with respect to in-licensed patents and patent applications may be lost if the applicable license agreement expires or is terminated or if we fail to satisfy the obligations under the license agreement. If we are unable to maintain these patent rights for any reason, our ability to develop and commercialize our product candidates could be materially harmed.
Our licensors may not successfully prosecute certain patent applications, the prosecution of which they control, under which we are licensed and on which our business depends. Even if patents issue from these applications, our licensors may fail to maintain these patents, may decide not to pursue litigation against third-party infringers, may fail to prove infringement, or may fail to defend against counterclaims of patent invalidity or unenforceability.
Risks with respect to parties from whom we have obtained intellectual property rights may also arise out of circumstances beyond our control. In spite of our best efforts, our licensors might conclude that we have materially breached our intellectual property agreements and might therefore terminate the intellectual property agreements, thereby removing our ability to market products covered by these intellectual property agreements or requiring us to enter into costly and time-consuming litigation. If any such litigation is unsuccessful, our intellectual property agreements may be terminated. In addition, if the underlying patents fail to provide the intended market exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products similar or identical to ours.

If our intellectual property agreements are terminated, our former licensors and/or assignors may be able to prevent us from utilizing the technology covered by the licensed or assigned patents and patent applications. Such an event may require us to develop design-around approaches, which may be expensive and time-consuming, if possible at all. Any of these outcomes could have a material adverse effect on our competitive business position and our financial condition, results of operations and our business prospects.
Patent term may be inadequate to protect our competitive position on our products for an adequate amount of time.
Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and similar legislation in the European Union. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it, may be extended. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced and could have a material adverse effect on our business.
Further, recent judicial decisions in the U.S. raised questions regarding the award of PTA for patents in families where related patents have issued without PTA. Thus, it cannot be said with certainty how PTA will be viewed in the future and whether patent expiration dates may be impacted.
We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.
Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file lawsuits with infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.
Post-grant proceedings provoked by third parties or brought by the USPTO may be necessary to determine the validity or priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, or at all. Litigation or post-grant proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Werewolf Common Stock.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Some of our patent applications have been granted or may be granted or allowed in the future. We cannot be certain that an allowed patent application will become an issued patent. There may be events that can cause the allowance of a patent application to be withdrawn. For example, after a patent application has been allowed, but prior to being issued, material that could be relevant to patentability may be identified. In such circumstances, the applicant may pull the application from allowance in order for the USPTO to review the application in view of the new material. We cannot be certain that the USPTO will re-allow the application in view of the new material. Further, periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and following the issuance of a patent. We rely on our outside counsel and other professionals or our licensing partners to pay these fees due to the USPTO and non-U.S. government patent agencies and to help us comply with other procedural, documentary and other similar requirements and we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.
Issued patents covering product candidates we may develop or our technology could be found invalid or unenforceable if challenged in court or the USPTO.
If we or one of our licensors initiate legal proceedings against a third party to enforce a patent covering one of our product candidates or our technology, the defendant could counterclaim that the patent covering our product candidate or technology, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, IPR, PGR and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates or technology. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates or technology. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and product candidates.
Changes to patent law in the United States and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time-consuming and inherently uncertain. In addition, the United States continues to adapt to wide-ranging patent reform legislation that became effective starting in 2012. Moreover, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the case Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, Congress or the USPTO may impact the value of our patents. Similarly, changes in the patent laws of other jurisdictions could adversely affect our ability to obtain and effectively enforce our patent rights, which would have a material adverse effect on our business and financial condition.
We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.
Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Most of our patent portfolio is at the very early stage. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
In addition, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. Many countries also limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business and financial condition may be adversely affected.
We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.
We generally enter into confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to us. Moreover, there may be some circumstances where we are unable to negotiate for such ownership rights. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. If we are subject to a dispute challenging our rights in or to patents or other intellectual property, such a dispute could be expensive and time-consuming. If we were unsuccessful, we could lose valuable rights in intellectual property that we regard as our own.
We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed confidential information of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.
Many of our employees were previously employed at other pharmaceutical companies, including our competitors or potential competitors, in some cases until recently. We may be subject to claims that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other confidential information of these former employers or competitors. In addition, we have been and may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Any litigation or the threat thereof may adversely affect our ability to hire employees. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, results of operations and financial condition.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our marks of interest and our business may be adversely affected.
Our trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During the trademark registration process, we may receive Office Actions from the USPTO objecting to the registration of our trademark. Although we would be given an opportunity to respond to those objections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.
Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.
The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The factors that may limit any potential competitive advantage provided by our intellectual property rights include:
•	pending patent applications that we own or license may not lead to issued patents;
•	patents, should they issue, that we own or license, may not provide us with any competitive advantages, or may be challenged and held invalid or unenforceable;
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others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology but that is not covered by the claims of any of our owned or in-licensed patents, should any such patents issue;

•	third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;
•	we (or our licensors) might not have been the first to make the inventions covered by a pending patent application that we own or license;
•	we (or our licensors) might not have been the first to file patent applications covering a particular invention;
•	others may independently develop similar or alternative technologies without infringing our intellectual property rights;
•	we may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;
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third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;

•	we may not be able to maintain the confidentiality of our trade secrets or other proprietary information;
•	we may not develop or in-license additional proprietary technologies that are patentable; and
•	the patents of others may have an adverse effect on our business.
Should any of these events occur, they could significantly harm our business and results of operation.

Risks Related to Regulatory Approval and Marketing of Product Candidates and Other Legal Compliance Matters
Even if we complete the necessary preclinical studies and clinical trials for any product candidates we may develop, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of such product candidates. As a result, we cannot predict when or if, and in which territories, we will obtain marketing approval to commercialize a product candidate.
The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We are not permitted to market any product candidates we may develop in the United States or in other countries until we receive approval of a new drug application (“NDA”) or biologics license application (“BLA”) from the FDA or marketing approval from applicable regulatory authorities outside the United States. Any such product candidates would be subject to the risks of failure inherent in development. We have not submitted an application for or received marketing approval for any product candidate in the United States or in any other jurisdiction. Our Company has no experience in filing and supporting the applications necessary to gain marketing approvals and expects to rely on third-party CROs to assist us in this process if we pursue such applications.
The process of obtaining marketing approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information, including manufacturing information, to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. The FDA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use.
In addition, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and varying interpretations of the data obtained from preclinical and clinical testing, including based on trial design, quality of trial conduct, analysis of trial results, and the overall persuasiveness of the results, could delay, limit or prevent marketing approval of a product candidate. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.
Further, under the Pediatric Research Equity Act, NDAs and BLAs must contain data to assess the safety and effectiveness of the product for the claimed indication in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective, unless the sponsor receives a deferral or waiver from the FDA. A deferral may be granted for several reasons, including a finding that the product or therapeutic candidate is ready for approval for use in adults before pediatric trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric trials begin. The applicable legislation in the EU also requires sponsors to either conduct clinical trials in a pediatric population in accordance with a Pediatric Investigation Plan approved by the Pediatric Committee of the European Medicines Agency (“EMA”) or to obtain a waiver or deferral from the conduct of these studies by this Committee. For any of our product candidates for which we are seeking regulatory approval in the U.S. or the EU, we cannot guarantee that we will be able to obtain a waiver or alternatively complete any required studies and other requirements in a timely manner, or at all, which could result in associated reputational harm and subject us to enforcement action.
Under the current presidential administration, there have been significant and wide-ranging reforms to federal policy and the federal government. In particular, as in recent preceding presidential administrations, pricing and reimbursement reform is a focus of reform efforts. Other healthcare reform efforts or other actions under the current presidential administration may adversely affect the development of new therapies, access to healthcare coverage or the funding of healthcare benefits, although the full impact of such efforts or actions cannot be predicted. For example, the Congressional Budget Office has estimated that Medicaid provisions in the OBBBA, including restrictions in eligibility and funding for Medicaid, as well as changes to the healthcare marketplace, will increase the number of uninsured by 16 million by 2034.

Any delay in obtaining or failure to obtain required approvals could negatively affect our ability or that of any future collaborators to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact Werewolf Common Stock price.
Failure to obtain marketing approval in foreign jurisdictions would prevent product candidates we may develop from being marketed abroad. Any approval we may be granted for such product candidates in the United States would not assure approval of such product candidates in foreign jurisdictions and any such product candidates that may be approved for marketing in a foreign jurisdiction may not be approved in the United States and will be subject to risks associated with foreign operations.
In order to market and sell our products in the US, EU and other foreign jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The marketing approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may file for marketing approvals but not receive necessary approvals to commercialize our products in any market.
In many countries outside the United States, a product candidate must also be approved for reimbursement before it can be sold in that country. In some cases, the price that we intend to charge for our products, if approved, is also subject to approval. Obtaining non-U.S. regulatory approvals and compliance with non-U.S. regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries. In addition, if we fail to obtain the non-U.S. approvals required to market our product candidates outside the United States or if we fail to comply with applicable non-U.S. regulatory requirements, our target markets will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business, financial condition, results of operations and prospects may be adversely affected.
In addition, foreign regulatory authorities may change their approval policies and new regulations may be enacted. For instance, the EU pharmaceutical legislation is currently undergoing a complete overhaul, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products (the Pharma Package) was published on April 26, 2023. This package—comprised of a new directive and regulation to replace existing legislation—aims to modernize the EU regulatory framework. On December 11, 2025, the European Commission, the Parliament and the European Council reached a political agreement. Following endorsement of the compromise texts by the Council’s Committee of Permanent Representatives (COREPER) and approval by the European Parliament's Committee on Public Health (SANT) in March 2026, the Council of the EU formally adopted its position in September 2026. The reform now requires approval by the European Parliament, currently anticipated in late 2026, upon which the legislation will be published in the Official Journal of the EU. The reform encompasses a broad range of measures, including changes to regulatory exclusivity, incentives to combat antimicrobial resistance, intellectual property exemptions for generic medicines, orphan products, and marketing authorization procedures. The new framework is expected to enter into force in late 2026 and to be subject to transitional periods with full application after 24 months, i.e., late 2028. The revisions may have a significant impact on the pharmaceutical industry and our business in the long term.
We expect that we will be subject to additional risks in commercializing any of our product candidates that receive marketing approval outside the United States, including tariffs, trade barriers and regulatory requirements; economic weakness, including inflation, or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country; and workforce uncertainty in countries where labor unrest is more common than in the United States.
We may not be able to obtain orphan drug designation or orphan drug exclusivity for any product candidates we may develop and, even if we do, that exclusivity may not prevent the FDA or the European Commission from approving competing products.
Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for such disease or condition will be recovered from sales in the United States of such product. Generally, a product with orphan drug designation only becomes entitled to orphan drug exclusivity if it receives the first marketing approval for the indication for which it has such designation, in which case the FDA will be precluded from approving another marketing application for the same product for that indication for the applicable exclusivity period. The applicable exclusivity period is seven years in the United States.
We may seek orphan drug designations for our product candidates and may be unable to obtain such designations. Even if we do secure such designations and orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition. Further, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later product is clinically superior in that it is shown to be safer, to be more effective or, in unusual cases, to make a major contribution to patient care. Finally, orphan drug exclusivity may be lost and this may occur if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition or for other reasons.
It is also possible that current or future litigation or action by Congress could change the scope of available orphan exclusivity. Any changes to the orphan drug provisions could change our opportunities for, or likelihood of success in obtaining, orphan drug exclusivity and could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.
We do not know if, when, or how the FDA or Congress may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.
In addition, to obtain orphan drug designation in the EU, we would need to demonstrate that (1) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (2) either (a) such conditions affect not more than five in 10,000 persons in the EU when the application is made, or (b) the product without the benefits derived from orphan status, would not generate sufficient return in the EU to justify the necessary investment in developing the medicinal product; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the medicinal product will be of significant benefit to those affected by that condition. The period of market exclusivity is ten years during which the EMA cannot accept another marketing authorization application or accept an application to extend for a similar product and the European Commission cannot grant a marketing authorization for the same indication for a period of ten years. The period of market exclusivity may be extended by two years for orphan medicinal products that have also complied with an agreed Pediatric Investigation Plan. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product designation, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, a marketing authorization may be granted to a similar medicinal product with the same orphan indication during the 10-year period if: (i) the applicant consents to a second original orphan medicinal product application, (ii) the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the original orphan medicinal product. There is no assurance that we would be able to meet that standard for any of our product candidates. Further, if we do obtain orphan drug designation for a candidate product in the EU, we will not be able to maintain that designation if we are not able to show, to the satisfaction of the EU regulatory authorities, that the candidate product is of significant benefit to patients over available commercial products for the indication in the EU and any additional products that are ahead of our product candidate in clinical development for the indication. In addition, the Pharma Package discussed above includes proposed changes to the EU orphan medicinal product framework that may modify the length of orphan market exclusivity and change the way in which market exclusivity is awarded to drugs with more than one approved orphan indication. The Pharma Package is subject to formal adoption by the European Parliament and Council and, if adopted, could alter the exclusivity protections currently available for orphan designated products in the EU.

Any product candidate for which we obtain marketing approval is subject to ongoing regulation and could be subject to restrictions or withdrawal from the market, and we may be subject to substantial penalties if we fail to comply with regulatory requirements, when and if any product candidates we may develop are approved.
Any product candidate for which we obtain marketing approval will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, GMP requirements relating to quality control and manufacturing, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping. In addition, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, including the requirement to implement a risk evaluation and mitigation strategy.
In addition, later discovery of previously unknown adverse events or other problems with any product for which we may obtain marketing approval and its manufacturers or manufacturing processes or failure to comply with regulatory requirements, may yield various results, including:
•	restrictions on such products, manufacturers or manufacturing processes;
•	restrictions on the labeling or marketing of a product;
•	restrictions on distribution or use of a product;
•	requirements to conduct post-marketing studies or clinical trials;
•	warning letters or untitled letters;
•	withdrawal of the products from the market;
•	refusal to approve pending applications or supplements to approved applications that we submit;
•	recall of products;
•	damage to relationships with collaborators;
•	unfavorable press coverage and damage to our reputation;
•	fines, restitution or disgorgement of profits or revenues;
•	suspension, variation or withdrawal of marketing approvals;
•	refusal to permit the import or export of our products;
•	product seizure;
•	injunctions or the imposition of civil or criminal penalties; and
•	litigation involving patients using our products.
Further requirements, including post-approval requirements, apply to the approval of products in the EU. The holder of a marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include: compliance with the EU’s stringent pharmacovigilance or safety reporting rules, which can impose post-authorization studies and additional monitoring obligations; the manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory; and the marketing and promotion of medicinal products, which are strictly regulated in the EU and are also subject to EU member state laws. Moreover, much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians and other health care professionals to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. Interactions between pharmaceutical companies and health care professionals are governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment. The failure to comply with these and other EU requirements can also lead to significant penalties and sanctions.
Accordingly, if we receive marketing approval for one or more of our product candidates, we will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we fail to comply with these requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any products could be limited, which could adversely affect our ability to achieve or sustain profitability.
Any regulatory approval to market our products will be limited by indication. If we fail to comply or are found to be in violation of FDA or other requirements restricting the promotion of our products for unapproved uses, we could be subject to criminal penalties, substantial fines or other sanctions and damage awards.
The regulations relating to the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA, national competent authorities of EU Member States and other government agencies. In September 2021, the FDA published final regulations which describe the types of evidence that the agency will consider in determining the intended use of a pharmaceutical product. Physicians may nevertheless prescribe our products off-label to their patients in a manner that is inconsistent with the approved label. We intend to implement compliance and training programs designed to ensure that our sales and marketing practices comply with applicable regulations. Notwithstanding these programs, the FDA or other government agencies may allege or find that our practices constitute prohibited promotion of our products for unapproved uses. We also cannot be sure that our employees will comply with our Company policies and applicable regulations regarding the promotion of products for unapproved uses.
Notwithstanding the regulatory restrictions on off-label promotion, the FDA and other regulatory authorities allow companies to engage in truthful, non-misleading, and non-promotional scientific communications concerning their products in certain circumstances. For example, in January 2025, the FDA published final guidance outlining its policies governing the distribution of scientific information to healthcare providers about unapproved uses of approved products. The final guidance calls for such communications to be truthful, non-misleading and to include all information necessary for healthcare providers to interpret the strengths and weaknesses and validity and utility of the information about the unapproved use of the approved product. If a company engages in such communications consistent with the guidance’s recommendations, the FDA indicated that it will not treat such communications as evidence of unlawful promotion of a new intended use for the approved product. In addition, under some relatively recent guidance from the FDA and the Pre-Approval Information Exchange Act signed into law as part of the Consolidated Appropriations Act of 2023, companies may also promote information that is consistent with the prescribing information and proactively speak to formulary committee members of payors regarding data for an unapproved product or unapproved uses of an approved product. We may engage in these discussions and communicate with healthcare providers, payors and other constituencies in compliance with all applicable laws, regulatory guidance and industry best practices. We will need to carefully navigate the FDA’s various regulations, guidance and policies, along with recently enacted legislation, to ensure compliance with restrictions governing promotion of our products.
In recent years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various federal and state regulatory, investigative, prosecutorial and administrative entities in connection with the promotion of products for unapproved uses and other sales practices, including the DOJ and various U.S. Attorneys’ Offices, the Office of Inspector General of the Department of HHS, the FDA, the Federal Trade Commission (the “FTC”) and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the Federal Food, Drug, and Cosmetic Act, the False Claims Act, the Prescription Drug Marketing Act and anti-kickback laws and other alleged violations in connection with the promotion of products for unapproved uses, pricing and Medicare and/or Medicaid reimbursement. Many of these investigations originate as qui tam actions under the False Claims Act. Under the False Claims Act, any individual can bring a claim on behalf of the government alleging that a person or entity has presented a false claim or caused a false claim to be submitted to the government for payment. The person bringing a qui tam suit is entitled to a share of any recovery or settlement. Qui tam suits, also commonly referred to as whistleblower suits, are often brought by current or former employees. In a qui tam suit, the government must decide whether to intervene and prosecute the case. If it declines, the individual may pursue the case alone.
In the EU, the advertising and promotion of medicinal products are subject to both EU and EU Member States’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. General requirements for advertising and promotion of medicinal products, such as direct-to-consumer advertising of prescription medicinal products, are established in EU law. However, the details are governed by regulations in individual EU Member States and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics (SmPC), which may require approval by the competent national authorities in connection with an MA. The SmPC is the document that provides information to physicians and other healthcare professionals concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU.
If the FDA or any other governmental agency initiates an enforcement action against us or if we are the subject of a qui tam suit and it is determined that we violated prohibitions relating to the promotion of products for unapproved uses, we could be subject to substantial civil or criminal fines or damage awards and other sanctions such as consent decrees and corporate integrity agreements pursuant to which our activities would be subject to ongoing scrutiny and monitoring to ensure compliance with applicable laws and regulations. Any such fines, awards or other sanctions would have an adverse effect on our revenue, business, financial prospects and reputation.
We may seek certain designations for any product candidates we may develop, including Breakthrough Therapy, Fast Track and Priority Review designations, but we might not receive such designations, and even if we do, such designations may not lead to a faster development or regulatory review or approval process.
We may seek certain designations for one or more of our product candidates that could expedite review and approval by the FDA. A Breakthrough Therapy product is defined as a product that is intended, alone or in combination with one or more other products, to treat a serious condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For products that have been designated as Breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens.
The FDA may also designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective.
We may also seek a priority review designation for one or more of our product candidates. If the FDA determines that a product candidate is intended to treat a serious condition and, if approved, offers a significant improvement in safety or effectiveness, the FDA may designate the product candidate for priority review. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product adverse reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months.
Products may qualify for more than one designation and these designations are within the discretion of the FDA. Accordingly, even if we believe that one of our product candidates meets the criteria for these designations, the FDA may disagree and instead determine not to make such designation. Further, even if we receive a designation, the receipt of such designation for a product candidate may not result in a faster development or regulatory review or approval process compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualifies for these designations, the FDA may later decide that the product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.
We may seek PRIME designation in the EU for one or more product candidates we may develop, but we might not receive such designations and, even if we do, such designations may not lead to a faster development or regulatory review or approval process.
In the EU, we may seek PRIME designation for our product candidates in the future. PRIME is a voluntary program aimed at enhancing the EMA’s role to reinforce scientific and regulatory support in order to optimize development and enable accelerated assessment of new medicines that are of major public health interest with the potential to address unmet medical needs. The program focuses on medicines that target conditions for which there exists no satisfactory method of treatment in the EU or even if such a method exists, it may offer a major therapeutic advantage over existing treatments. PRIME is limited to medicines under development and not authorized in the EU and the applicant intends to apply for an initial marketing authorization application through the centralized procedure. To be accepted for PRIME, a product candidate must meet the eligibility criteria in respect of its major public health interest and therapeutic innovation based on information that is capable of substantiating the claims.
The benefits of a PRIME designation include the appointment of a rapporteur from the Committee for Medicinal Products for Human Use to provide continued support and help to build knowledge ahead of a marketing authorization application, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review, meaning reduction in the review time for an opinion on approvability to be issued earlier in the application process. PRIME designation enables an applicant to request parallel EMA scientific advice and health technology assessment advice to facilitate timely market access. Even if we receive PRIME designation for any of our product candidates, the designation may not result in a materially faster development process, review or approval compared to conventional EMA procedures. Further, obtaining PRIME designation does not assure or increase the likelihood of EMA’s grant of a marketing authorization.
Accelerated approval by the FDA, even if granted for any product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that such product candidates will receive marketing approval.
We may seek approval of any of our product candidates using the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”) that is reasonably likely to predict an effect on IMM or other clinical benefit (i.e., an intermediate clinical endpoint). The FDA or other applicable regulatory agency makes the determination regarding whether a surrogate endpoint is reasonably likely to predict long-term clinical benefit.
Prior to seeking such accelerated approval, we will seek feedback from the FDA and otherwise evaluate our ability to seek and receive such accelerated approval. As a condition of approval, the FDA requires that a sponsor of a product receiving accelerated approval perform a post-marketing confirmatory clinical trial or trials. These confirmatory trials must be completed with due diligence, and we may be required to evaluate different or additional endpoints in these post-marketing confirmatory trials. These confirmatory trials may require enrollment of more patients than we currently anticipate and will result in additional costs, which may be greater than the estimated costs we currently anticipate. In addition, the FDA currently requires, as a condition for accelerated approval preapproval of promotional materials, which could adversely impact the timing of the commercial launch of the product.
There can be no assurance that the FDA will agree with any proposed surrogate endpoints or that we will decide to pursue or submit a BLA or NDA for accelerated approval or any other form of expedited development, review or approval for any product candidates. Similarly, there can be no assurance that, after feedback from FDA, we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or under another expedited regulatory designation, there can be no assurance that such submission or application will be accepted or that any expedited review or approval will be granted on a timely basis, or at all.
The FDA may withdraw approval of a product candidate approved under the accelerated approval pathway if, for example, the trial required to verify the predicted clinical benefit of our product candidate fails to verify such benefit or does not demonstrate sufficient clinical benefit to justify the risks associated with the product candidate. The FDA may also withdraw approval if other evidence demonstrates that our product candidate is not shown to be safe or effective under the conditions of use, we fail to conduct any required post-approval trial of our product candidate with due diligence or we disseminate false or misleading promotional materials relating to our product candidate. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidates, or withdrawal of a product candidate, would result in a longer time period for commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.
Further, there can be no assurance that we will satisfy all FDA requirements, including new provisions, that govern accelerated approval. For example, with passage of the FDORA in December 2022, Congress modified certain provisions governing accelerated approval of drug and biologic products. Specifically, the new legislation authorized the FDA to require a sponsor to have its confirmatory clinical trial underway before accelerated approval is awarded and to submit progress reports on its post-approval studies to FDA every six months until the study is completed. Moreover, FDORA established expedited procedures authorizing FDA to withdraw an accelerated approval if certain conditions are met, including where a required confirmatory study fails to verify clinical benefit or evidence demonstrates that the product is not shown to be safe or effective under its conditions of use. The FDA may also use such procedures to withdraw an accelerated approval if a sponsor fails to conduct any required post-approval study of the product with due diligence. The new procedures include the provision of due notice and an explanation for a proposed withdrawal, and opportunities for hearing. We will need to fully comply with these and other requirements in connection with the development and approval of any product candidate that qualifies for accelerated approval.
In the EU, a “conditional” marketing authorization may be granted in cases where all the required safety and efficacy data are not yet available. A conditional marketing authorization is subject to conditions to be fulfilled for generating missing data or ensuring increased safety measures. A conditional marketing authorization is valid for one year and has to be renewed annually until fulfillment of all relevant conditions. Once the applicable conditions are fulfilled, a conditional marketing authorization can become a “standard” marketing authorization. However, if the conditions are not fulfilled within the timeframe set by the European Commission, the marketing authorization will cease to be renewed.
We and any contract manufacturers we may engage are subject to significant regulation. Manufacturing facilities on which we may rely may not meet or continue to meet regulatory requirements, which could materially harm our business.
All entities involved in the preparation of product candidates for clinical trials or commercial sale, including any contract manufacturers, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with GMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants or to inadvertent changes in the properties or stability of any product candidates we may develop that may not be detectable in final product testing.
If we pursue a BLA or an NDA, we or any contract manufacturer we engage must supply all necessary documentation in support of the application on a timely basis and must adhere to the FDA’s GLP and GMP regulations enforced through its facilities inspection program and other requirements. The facilities and quality systems of any third-party contractors we may engage must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of any product candidate. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of any product candidates we may develop or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval plant inspection, FDA approval of the products will not be granted. Comparable requirements and related risks apply abroad.
The regulatory authorities also may, at any time following approval of a product for sale, audit manufacturing facilities used by us or those of third-party contractors we may engage. If any such inspection or audit identifies failure to comply with applicable regulations or if a violation of applicable product specifications or regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with which we may contract could materially harm our business.
Despite our efforts to audit and verify regulatory compliance, one or more of our third-party contractors may be found on regulatory inspection by the FDA, or other comparable foreign regulatory authorities to be noncompliant with cGMP regulations. If we or any third-party manufacturers we may engage fail to maintain regulatory compliance, the FDA and comparable foreign regulatory authorities can impose regulatory sanctions including, among other things, shutdown of the third-party vendor or invalidation of product lots or processes, fines, injunctions, civil penalties, delays, suspension, variation or withdrawal of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, refusal to approve a pending application for a new product, or revocation of a pre-existing approval. Any such consequence could significantly and adversely affect supplies of our products, if approved, and would severely harm our business, financial condition and results of operations.

We may in the future conduct clinical trials for product candidates at sites outside the United States. The FDA may not accept data from trials conducted in such locations and the conduct of trials outside the United States could subject us to additional delays and expense.
We may in the future conduct one or more clinical trials with trial sites that are located outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with GCPs. The FDA must be able to validate the data from the trial through an onsite inspection if necessary and the data must be applicable to the U.S. population and U.S. medical practice. In addition, while these clinical trials are subject to the applicable local laws, the FDA acceptance of the data will be dependent upon its determination that the trials also complied with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from clinical trials conducted outside of the United States. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of product candidates.
In addition, the conduct of clinical trials outside the United States could have a significant adverse impact on us or the trial results. Risks inherent in conducting international clinical trials include:
•	clinical practice patterns and standards of care that vary widely among countries;
•	non-U.S. regulatory authority requirements that could restrict or limit our ability to conduct any clinical trials;
•	administrative burdens of conducting clinical trials under multiple non-U.S. regulatory authority schemes;
•	foreign exchange rate fluctuations; and
•	diminished protection of intellectual property in some countries.
Current and future legislation may increase the difficulty and cost for us to obtain reimbursement for any of our candidate products that do receive marketing approval.
In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we may receive for any approved products. If reimbursement of our products is unavailable or limited in scope, our business could be materially harmed.
The 2010 Patient Protection and Affordable Care Act (“ACA”) substantially changed the way healthcare is financed by both governmental and private insurers and continues to significantly impact the U.S. pharmaceutical industry.
The ACA has been subject to litigation challenging its provisions, and such litigation is likely to continue with uncertain results. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect until fiscal year 2032 unless additional congressional action is taken.
Since enactment of the ACA, there have been, and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, on July 4, 2025, the One Big Beautiful Bill Act, or OBBBA, was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.
In the EU, on 12 January 2025, Regulation No 2021/2282 on Health Technology Assessment (“HTA Regulation”) entered into application. The HTA Regulation initially applies to new active substances for oncology products and advanced therapy medicinal products, and will expand to orphan medicinal products in January 2028 and to all centrally authorized medicinal products by 2030. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products as well as certain high-risk medical devices, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It permits EU member states to use common HTA Regulation tools, methodologies, and procedures across the EU, and requires them to rely on EU-level joint clinical assessment reports for the clinical components of their national HTA evaluations. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement. As implementation of the HTA Regulation is phased in and key methodological and procedural guidance continues to evolve, there remains uncertainty regarding the evidence requirements, timing, and impact of joint clinical assessments on national reimbursement processes. The new framework may result in additional or differently structured evidentiary expectations, misalignment between assessment and regulatory timelines, or delays in national decisions.
Current and future legislative efforts may limit the costs for our products, if and when they are licensed for marketing, and that could materially impact our ability to generate revenues.
The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. There have been several recent U.S. congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to pharmaceutical pricing, review the relationship between pricing and manufacturer patient programs, and reduce the costs of pharmaceuticals under Medicare and Medicaid.
In addition, in October 2020, HHS and the FDA published a final rule allowing states and other entities to develop a Section 804 Importation Program to import certain prescription products from Canada into the U.S. That regulation was challenged in a lawsuit by the Pharmaceutical Research and Manufacturers of America (“PhRMA”), but the case was dismissed by a federal district court in February 2023 after the court found that PhRMA did not have standing to sue HHS. Several states have passed laws allowing for the importation of products from Canada. For example, on June 15, 2026, the FDA approved Colorado’s Section 804 Importation Program proposal to import certain products from Canada for specific state healthcare programs. It is unclear how this and Florida’s similar program, approved by the FDA in 2024, will be implemented and whether they will overcome potential legal, regulatory, or industry challenges in the United States and/or Canada.
On April 15, 2025, President Trump issued an Executive Order that directs HHS to take steps to reduce the prices of pharmaceutical products. The executive order repeats many of the proposals advanced during the first Trump administration, including directing the FDA to streamline and improve its existing importation program so as to make it easier for states to obtain approval without sacrificing the safety or quality of pharmaceutical products. With respect to the IRA’s Medicare drug pricing program, the executive order, among other things, calls for alignment in “the treatment of small molecule prescription drugs with that of biological products, ending the distortion that undermines relative investment in small molecule prescription drugs, coupled with other reforms to prevent any increase in overall costs to Medicare and its beneficiaries.”
Subsequently, on May 12, 2025, President Trump issued an additional executive order (the “Additional Order”) calling on pharmaceutical manufacturers to voluntarily reduce the prices of medicines in the U.S. The Additional Order directs the Secretary of HHS to communicate most-favored-nation (“MFN”) price targets to pharmaceutical manufacturers to bring prices in line with comparably developed nations. Since the Additional Order, the Trump administration has continued to exert pressure on pharmaceutical manufacturers to implement MFN pricing. For example, the current administration has announced agreements with certain pharmaceutical companies, depending on the agreement, that require the manufacturers to offer, through a direct-to-consumer platform (“TrumpRx”), U.S. patients and Medicaid programs prescription MFN pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Additionally, on December 23, 2025, Centers for Medicare & Medicaid Services (“CMS”) issued two proposed rules that, if implemented, would introduce two mandatory payment models, the Global Benchmark for Efficient Drug Pricing and Guarding U.S. Medicare Against Rising Drug Costs models, where manufacturers of certain Medicare Part B and Medicare Part D products would be assessed rebates if the prices for such products exceed those paid in economically comparable countries. On October 2, 2026, CMS issued a final rule implementing the Global Benchmark for Efficient Drug Pricing (“GLOBE”) model, and the five-year performance period is scheduled to begin on April 1, 2027. The Guarding U.S. Medicare Against Rising Drug Costs (“GUARD”) model has not been finalized and is proposed to begin on January 1, 2027. Further, on April 2, 2026, President Trump issued an executive order establishing a tariff framework for imported patented pharmaceuticals and related inputs, with more favorable rates and/or exceptions tied to MFN pricing and domestic manufacturing commitments. Additionally, the current administration recently called on Congress to enact

“The Great Healthcare Plan,” to codify and expand MFN pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical products available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. It remains to be seen how these pricing initiatives will affect the broader pharmaceutical industry.
At the U.S. state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Another emerging trend at the state level is the establishment of prescription product affordability boards, some of which will prospectively permit certain states to establish upper payment limits for products that the state has determined to be “high-cost.” Prescription product affordability boards in several states have begun identifying products for affordability reviews and issuing information requests to manufacturers to determine whether upper payment limits may be justified. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription product and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures. This may be increasingly true with respect to products approved pursuant to the accelerated approval pathway. State Medicaid programs and other payers are developing strategies and implementing significant coverage barriers, or refusing to cover these products outright, arguing that accelerated approval products have insufficient or limited evidence despite meeting the FDA’s standards for accelerated approval.
Finally, outside the United States, in some nations, including those of the EU, the pricing of prescription pharmaceuticals is subject to governmental control and access, and reimbursement schemes vary widely from country to country. For example, some EU Member States may restrict the range of products for which their national health insurance systems provide reimbursement. Other countries may control the prices of medicinal products for human use or allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we or our collaborators may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. This Health Technology Assessment (HTA) process is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The HTA Regulation discussed above introduces key changes to this process, which are intended to boost cooperation among Member States in assessing health technologies, including new medicinal products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.
We may be subject to certain healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, fines, disgorgement, exclusion from participation in government healthcare programs, curtailment or restriction of our operations, and diminished profits and future earnings.
Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Any future arrangements we may have with healthcare providers, third-party payors, and customers will subject us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we may conduct clinical research or market, sell and distribute any products for which we obtain marketing approval. These include, but are not limited to, the following:
Anti-Kickback Statute. The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid.

False Claims Laws. The federal false claims laws and civil monetary penalties laws, including the federal civil False Claims Act, impose criminal and civil penalties, including those from civil whistleblower or qui tam actions against individuals or entities for, among other things, knowingly presenting, or causing to be presented to the federal government, claims for payment that are false or fraudulent or making a false statement or record material to a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government.
HIPAA. The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) imposes criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program.
HIPAA and HITECH Act. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”), also imposes obligations on certain types of individuals and entities, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.
False Statements Statute. The federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services.
Transparency Requirements. The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to payments and other transfers of value made to U.S.-licensed physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors) and certain other U.S.-licensed healthcare providers and U.S. teaching hospitals, as well as information regarding ownership and investment interests by physicians and their immediate family members. Applicable manufacturers are also required to report such information regarding its payments and other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives during the previous year.
Analogous State and Foreign Laws. Analogous state and foreign fraud and abuse laws and regulations, such as state and foreign anti-kickback and false claims laws, and transparency laws, may apply to sales or marketing arrangements, and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state and local laws require certain regulatory licenses to manufacture or distribute products commercially and/or the registration of pharmaceutical sales representatives in the jurisdiction. Additionally, some state and foreign laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the government, in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. Many state and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the EU. Payments made to physicians in certain EU member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU member states. These requirements are provided in the national laws, industry codes or professional codes of conduct applicable in the EU member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
Efforts to ensure that our business arrangements with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from federal healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, and reputational harm, any of which could substantially disrupt our operations. If any of the physicians or other providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from federal healthcare programs.

Compliance with state, national and international privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could subject us to a variety of harms, including significant fines and penalties, litigation and reputational damage, any of which may have a material adverse effect on our business, financial condition or results of operations.
We, and the third parties with whom we work, are and may become subject to data privacy and protection laws and regulations, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information, including comprehensive regulatory systems in the U.S., EU and United Kingdom. The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Failure to comply with any of these laws and regulations could result in enforcement action against us (including fines and other penalties), claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.
In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) personal information and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, sensitive third-party data, and other sensitive data the Company may process (e.g., business plans, transactions, financial information, etc.).
In the United States, there are numerous federal and state laws and regulations related to the privacy and security of personal information that may be applicable to our current and future activities. For instance, a wide range of enforcement agencies at both the state and federal levels can review companies for privacy and data security concerns based on general consumer protection laws. The FTC and state Attorneys General are aggressive in reviewing privacy and data security protections for consumers. For example, the FTC has focused on the unpermitted processing of health and genetic data, including through enforcement actions, and has expanded the types of privacy violations that it interprets to be “unfair” under Section 5 of the Federal Trade Commission Act, as well as the types of activities it views to trigger the Health Breach Notification Rule (which the FTC also has the authority to enforce). We will need to account for the FTC’s evolving rules and guidance for proper privacy and data security practices in order to mitigate our risk for a potential enforcement action, which may be costly. If we are subject to a potential FTC enforcement action, we may be subject to a settlement order that requires us to adhere to very specific privacy and data security practices, which may impact our business. We may also be required to pay fines as part of a settlement (depending on the nature of the alleged violations). If we violate any consent order that we reach with the FTC, we may be subject to additional fines and compliance requirements.
In addition to consumer protection laws, a broad range of privacy-related legislation has been introduced at both the federal and, especially, state levels. For example, the California Consumer Privacy Act (the “CCPA”), which went into effect on January 1, 2020, imposes many requirements on businesses that process the personal information of California residents, including requiring businesses to provide notice to data subjects regarding the information collected about them and how such information is used and shared, and providing data subjects the right to request access to such personal information and, in certain cases, request the deletion of such personal information.
In addition to California, many other states have passed comprehensive privacy laws that are currently in effect or will go into effect in the coming years. Like the CCPA, these laws create obligations related to the processing of personal information, as well as special obligations for the processing of “sensitive” data (which includes health data in some cases). Although these and similar laws often have exemptions for personal information collected in the context of clinical trials, some provisions of these laws may apply to our business activities. Other states are and will be considering these laws in the future, and Congress has also continued to consider passing a federal privacy law. These laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products.
Plaintiffs’ lawyers are also increasingly using privacy-related statutes at both the state and federal level to bring lawsuits against companies for their data-related practices. For example, there have been a significant number of cases filed against companies for their use of pixels and other web trackers. These cases often allege violations of the California Invasion of Privacy Act and other state laws regulating wiretapping, as well as federal laws, such as the Video Privacy Protection Act. The rise in these types of lawsuits creates potential risk for our business.

In addition to the risks associated with enforcement activities by government authorities, there also is the threat of consumer class actions related to these laws and the overall protection of personal information. Even if we are not determined to have violated the law, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our reputation and our business.
In addition to the United States, there are significant privacy and data security laws that apply in Europe and other countries. For example, the European Union’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s (“UK”) GDPR (“UK GDPR”) (collectively, “GDPR”) impose strict requirements for processing personal data. For example, the collection, use, disclosure, transfer, or other processing of personal information, including personal health data, regarding individuals who are located in the European Economic Area (“EEA”) is subject to the GDPR. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal information, including strict rules on the transfer of personal information to countries outside the EU, including the United States. The GDPR also permits data protection authorities to require destruction of improperly gathered or used personal information and/or impose substantial fines for violations of the GDPR, which can be up to four percent of annual global revenues or 20 million Euros, whichever is greater, and it also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal information, including genetic, biometric or health data. As a result, there is increased scrutiny on the extent to which clinical trial sites located in the EEA should apply the GDPR to transfers of personal information from such sites to countries that are considered to lack an adequate level of data protection, such as the United States. Similar obligations and risks are associated with the United Kingdom’s version of the GDPR. The requirements and uncertainty around this and other data protection and data transfer regimes have the potential to impact our business.
These evolving compliance and operational requirements related to privacy and data protection impose significant costs that are likely to increase over time. Preparing for and complying with such requirements is rigorous and time-intensive. It requires significant resources and a review of our technologies, systems and practices, as well as those of any third-party collaborators, service providers, contractors or consultants that process or transfer personal information, and may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and restrict the way products and services involving data are offered. Further, current and future laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information from any clinical trials we may conduct, could require us to change our business practices and put in place additional compliance mechanisms, interrupt or delay our development, regulatory and commercialization activities and increase our cost of doing business, and could lead to government enforcement actions, private litigation and significant fines and penalties against us. Any of these events could have a material adverse effect on our business, financial condition, results of operations and prospects.
We are subject to U.S. and certain foreign export control, import, sanctions, anti-corruption, and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.
We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We may have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. In addition, we may engage third-party intermediaries to promote any clinical research activities we may pursue abroad and/or to obtain necessary permits, licenses, and other regulatory approvals. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize or have actual knowledge of such activities.
Noncompliance with the laws and regulations described above could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas, investigations or other enforcement actions are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even cause us to appoint an independent compliance monitor which can result in added costs and administrative burdens.
Changes in and uncertainty surrounding U.S. and international trade policies could have a material adverse impact on our business, financial condition and results of operations.
As a result of numerous changes in tariffs and trade restrictions that have been announced and/or implemented by the Trump administration since taking office, and other countries in response to Trump administration actions, and the underlying uncertainty currently surrounding international trade, we could experience a negative impact on our costs of materials or supply chain disruptions and delays. If, in connection with any development activities we may pursue, we are unable to obtain necessary raw materials or product components in sufficient quantity and in a timely manner due to disruptions in the global supply chain caused by macroeconomic events and conditions, the development, testing and clinical trials of any product candidates we may develop may be delayed or rendered infeasible, and regulatory approval or commercial launch of any resulting product may be delayed, which could significantly harm our business. We cannot yet predict the effect of recently imposed U.S. tariffs, or of possible future U.S. tariffs, including, but not limited to, tariffs on pharmaceuticals, pharmaceutical ingredients, including finished drug products, medical countermeasures, critical inputs such as active pharmaceutical ingredients and key starting materials, and derivative products of those items, on imports, or the extent to which other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon imports or exports in the future, nor can we predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business.
Changes in U.S. and international trade policies, particularly with respect to China, may adversely impact our business and operating results.
Trade tensions and conflicts between the United States and China have been escalating in recent years and, as such, we could be exposed to the possibility of product supply disruption and increased costs and expenses in the event of changes to the laws, rules, regulations and policies of the governments of the United States or China, or as a result of geopolitical unrest or unstable economic conditions. Certain Chinese biotechnology companies may become subject to trade restrictions, sanctions, other regulatory requirements or proposed legislation by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. For example, in February 2024, U.S. lawmakers called for investigations into and the imposition of possible trade sanctions against certain Chinese biotechnology companies, including WuXi AppTec and WuXi Biologics over alleged ties to the Chinese military. Sustained uncertainty about or further escalating trade and political tensions between the United States and China may prevent or hinder the export of materials or technical information between us and third parties, such as pharmaceutical partners, or could result in trade or retaliatory restrictions that may hinder or potentially inhibit our ability to rely on any contract development and manufacturing organizations or other service providers that operate in China. These third parties may voluntarily require compliance or supply chain requirements that go above and beyond potential legislation to address perceived risk of “pass through,” which would make it difficult for us to operate our business.
In December 2025, Congress enacted a law that, subject to certain grandfather provisions, will prohibit U.S. federal agencies from procuring or obtaining “biotechnology equipment or services” from certain Chinese companies designated as “biotechnology companies of concern.” It will also prohibit U.S. federal agencies from entering into, extending or renewing contracts with any entity that either uses biotechnology equipment or services provided by a designated biotechnology company of concern in performance of the contract or enters into any contract with a third party that requires either party to use biotechnology equipment or services produced or provided by a biotechnology company of concern. It also prohibits an executive agency from obligating or expending a loan or grant to procure biotechnology equipment or services produced or provided by a designated biotechnology company of concern. Regulatory or legislative action taken by the U.S. government to impose restrictions on transactions with China, like the restrictions described above, could have the potential to severely restrict the ability of companies like ours to contract with Chinese biotechnology companies of concern, which could have adverse effects on any development of product candidates we may pursue and our business operations.

Any unfavorable government policies on international trade, such as export controls, capital controls or tariffs, may increase the cost of manufacturing any product candidates we may develop, affect the demand for any products we may commercialize if approved, the competitive position of any product candidates we may develop, and the import or export of raw materials and finished product candidates used in any preclinical studies or clinical trials we or our collaborators may conduct, particularly with respect to any product candidates and materials that we may import from China. If any new tariffs, export controls, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if either the U.S. or Chinese government takes retaliatory trade actions due to the recent trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.
If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.
We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.
We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials; however, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.
In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair any research, development or production efforts we may pursue. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.
Our employees, independent contractors, consultants and vendors, as well as any CROs, commercial partners or principal investigators we may engage, may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.
We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, consultants and vendors and, to the extent we engage them, CROs, commercial partners and principal investigators. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the EU and other jurisdictions, provide accurate information to the FDA, the European Commission and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements.
Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. Even with appropriate policies and procedures, it is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent such activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

The biopharmaceutical industry is subject to extensive regulatory obligations and policies that may be subject to change, including due to judicial challenges, election cycles, and resulting regulatory updates and changes in policy priorities.
In June 2024, the U.S. Supreme Court issued an opinion in Loper Bright Enterprises v. Raimondo holding that courts reviewing agency action pursuant to the Administrative Procedure Act “must exercise their independent judgment” and “may not defer to an agency interpretation of the law simply because a statute is ambiguous.” The decision has impacted how lower courts evaluate challenges to agency interpretations of law, including those by the FDA, HHS, CMS and other agencies with significant oversight of the biopharmaceutical industry. This is likely to increase both the frequency of such challenges and their odds of success by eliminating one way in which the government previously prevailed in such cases. As a result, significant regulatory policies will be subject to increased litigation and judicial scrutiny.
In addition, federal agency activities, priorities, leadership, policies, rulemaking, communications, spending and staffing may be significantly impacted by election cycles and legislative developments. For example, the current presidential administration aims to significantly reduce government spending through cuts to federal healthcare programs and reductions in the workforces of key government agencies, such as the FDA, HHS and CMS. Efforts by the current administration to limit federal agency budgets or personnel may result in reductions to agency budgets, employees and operations. The administration and agencies have also made abrupt announcements about new or changed regulatory policies, such as policies related to use of artificial intelligence (“AI”) to review product applications. Additionally, any federal government shutdowns may prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, and may significantly impact the ability of the FDA to timely review and process any regulatory submissions we may make. These developments may lead to slower response times and longer review periods, potentially affecting any development of product candidates we may pursue or our ability to obtain regulatory approval for any such product candidates. Any resulting changes in regulation may result in unexpected delays, increased costs, or other negative impacts on our business that are difficult to predict.
Risks Related to Our Business Operations, Employee Matters and Managing Growth
Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.
We are highly dependent on the management, research and development, clinical, financial and business development expertise of our executive officers, as well as the other members of our scientific and clinical teams. Although we have employment offer letters which outline the terms of employment with each of our executive officers, each of them may terminate their employment with us at any time. As such, these employment offer letters do not guarantee our retention of our executive officers for any period of time. We do not maintain “key person” insurance for any of our employees.
Recruiting and retaining qualified scientific and clinical personnel and, if we are successful in obtaining marketing approval for any product candidates, sales and marketing personnel, would be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of any research, development and commercialization objectives we may pursue and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and other key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval for and commercialize product candidates. We are based in the Boston area, a region that is home to many other biopharmaceutical companies as well as many academic and research institutions, resulting in fierce competition for qualified personnel. Furthermore, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output. We may also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we may rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating any research and development strategy we may pursue. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to attract and retain high-quality personnel as needed, our ability to pursue our growth strategy will be limited, and could harm our business, prospects, financial condition and results of operations.

Our business could be negatively affected by cyberattacks or a deficiency in our cybersecurity.
A cyberattack or similar incident could occur and result in information theft, data corruption, operational disruption, damage to our reputation, or financial loss. We are increasingly dependent on information technology systems and infrastructure, including mobile technologies and third-party service providers, to operate our business. Our technologies, systems, networks, or other proprietary information, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of proprietary and other information, or could otherwise lead to the disruption of our business operations. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Moreover, certain cyber incidents, such as advanced persistent threats, may remain undetected for an extended period and could lead to disruptions in critical systems or the unauthorized release of confidential or otherwise protected information. These events could lead to financial loss and other adverse consequences, for instance due to remedial actions, loss of business, disruption of operations, damage to our reputation, or potential liability. Our systems and insurance coverage for protecting against cybersecurity risks may not be sufficient. Furthermore, as cyberattacks continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyberattacks.
Our computer systems and data, or those of any third-party with whom we work, such as research institution collaborators, CROs and other contractors or consultants, may fail or suffer security breaches, which could lead to a range of adverse consequences for us.
Despite the implementation of security measures, our internal computer systems and those of any third parties with whom we work, such as CROs and other contractors, vendors and consultants, may be vulnerable to damage from cybersecurity threats, including attempts to gain unauthorized access to and to harm sensitive or confidential information and networks, insider threats, and ransomware. These vulnerabilities may be heightened as a result of flexible work arrangements.
Investigations into and remedial efforts in connection with any security incidents, even those with immaterial impact, can be costly and time-consuming and could be material, or cause significant disruption, to our business. For example, the loss of clinical trial data from any clinical trials we may conduct could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we may rely on third parties for research and development, the manufacture and supply of drug product and drug substance and to conduct clinical trials. We depend on these third parties to implement adequate controls and safeguards to protect against, detect, report and remediate cybersecurity incidents. If they fail to do so or are otherwise impacted by security incidents, we may suffer financial and other harm, including to our information, operations, performance, and reputation. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information, we could incur liability and any further development and commercialization of product candidates could be delayed.
Cybersecurity threats, both on premises and in the cloud, are evolving and include, but are not limited to: malicious software, destructive malware, ransomware, attempts to gain unauthorized access to systems or data, disruption to operations, critical systems or denial of service attacks; unauthorized release of confidential, personal or otherwise protected information; corruption of data, networks or systems; harm to individuals; and loss of assets. In addition, we could be impacted by cybersecurity threats or other disruptions or vulnerabilities found in products or services we use that are provided to us by third parties, for instance via supply chain attacks. The techniques used by criminal elements and state-sponsored actors to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. These events, if not prevented or effectively mitigated, could damage our reputation, require remedial actions and lead to loss of business, regulatory actions, potential liability and other financial losses.
Certain data breaches may also be required to be reported to affected individuals and various government and/or regulatory agencies, under provisions of HIPAA, as amended by the HITECH Act, other U.S. federal and state laws, and requirements of non-U.S. jurisdictions, including the EU Data Protection Directive, and financial penalties may also apply.

Our insurance policies may not be adequate to compensate us for the potential losses arising from security breaches, failures or disruptions of our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.
Business disruptions and unfavorable economic conditions could seriously harm our business, future revenue and financial condition, and could increase our costs and expenses.
We depend on our employees, consultants and other service providers, including any contract manufacturers and CROs we may engage, for the continued operation of our business. Our or their operations could be significantly disrupted by earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, ice and snowstorms, extreme weather conditions, medical epidemics or pandemics, wars or other armed conflicts, geopolitical tensions or trade wars, terrorist attacks, and other natural or man-made disasters or business interruptions, for which we are, and they may be, predominantly self-insured. To the extent we develop product candidates and rely on third-party contract manufacturers to produce them, our ability to obtain clinical supplies for such product candidates could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.
In addition, unfavorable economic conditions both inside and outside the U.S., including, without limitation, heightened inflation, capital market volatility, interest rate and currency rate fluctuations, any potential economic slowdown or recession, banking disruptions, public health crises and geopolitical events, including trade wars or civil or political unrest (such as the ongoing war between Ukraine and Russia and conflict in the Middle East), have resulted in a significant disruption of global financial markets. If the disruption persists or deepens, we could experience an increase in our costs and expenses, including an increase in financing costs, and restrictions on our access to potential sources of future capital. If we are unable to raise additional capital when needed or on attractive terms, our business, financial condition, stock price and results of operations could be adversely affected, and we could be forced to delay, reduce or altogether terminate one or more future research and development programs. Further, we hold our cash and cash equivalents that we use to meet our working capital and operating expense needs in deposit accounts at multiple financial institutions, and if a financial institution in which we hold such funds fails or is subject to significant adverse conditions in the financial or credit markets, we could be subject to a risk of loss of all or a portion of any uninsured funds or be subject to a delay in accessing all or a portion of such uninsured funds. Any such loss or lack of access to these funds could adversely impact our short-term liquidity and ability to meet our operating expense obligations. In addition, there is a risk that one or more service providers, manufacturers and other partners on which we may rely may not survive such difficult economic times, which could directly affect our ability to attain our operating goals. Any of the foregoing could harm our business, future revenue and financial condition.
A variety of risks associated with marketing any product candidates we may develop internationally, if approved, could materially adversely affect our business.
We may seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:
•	regulatory requirements in foreign countries that differ from those in the United States;
•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
•	economic weakness, including inflation, or political instability in particular foreign economies and markets;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	foreign taxes, including withholding of payroll taxes;
•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
•	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;
•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	potential liability under the FCPA or comparable foreign regulations;
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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geopolitical actions, including war and terrorism.
Any of these factors could harm our future international expansion and operations and, consequently, our results of operations.
We may engage in other strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.
From time to time, we may engage in other strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including Werewolf Common Stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits of the acquisition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.
Risks Related to Ownership of Werewolf Common Stock and Our Status as a Public Company
We have received notices from Nasdaq that we are not in compliance with the minimum bid price requirement for continued listing, and Werewolf Common Stock may be delisted if we do not regain compliance.
We are required to comply with the continued listing requirements of Nasdaq including, among other things, maintaining a minimum closing bid price of $1.00 per share, referred to as the minimum bid price requirement. On February 4, 2026, we received a deficiency letter (the “Nasdaq Deficiency Notice”) from the Nasdaq Listing Qualifications Department (the “Nasdaq Staff”) notifying us that we had failed to meet the minimum bid price requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided an initial period of 180 calendar days, which expired on August 3, 2026, to regain compliance with the minimum bid price requirement. We did not regain compliance during this initial compliance period.
Following the expiration of the initial compliance period, Nasdaq granted us an additional 180-calendar-day period, expiring on February 1, 2027, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of Werewolf Common Stock must be at least $1.00 per share for a minimum of 10 consecutive business days during this additional compliance period, at which time the Nasdaq Staff will provide written notification to us that we have regained compliance with the minimum bid price requirement, unless the Nasdaq Staff exercises its discretion to extend this ten-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H).
As of the date of this proxy statement/prospectus, we have not regained compliance with the minimum bid price requirement. There can be no assurance that we will regain compliance during the additional compliance period. If we do not regain compliance by the expiration of the additional compliance period, the Nasdaq Staff will notify us that Werewolf Common Stock is subject to delisting, which determination we may appeal to a Nasdaq Hearings Panel. Werewolf Common Stock would remain listed pending the panel’s decision, although there can be no assurance that any such appeal would be successful.
Any delisting of Werewolf Common Stock from Nasdaq would have a material adverse effect on the market for, and liquidity and price of, Werewolf Common Stock and would adversely affect our ability to raise capital on terms acceptable to us, or at all. Delisting from Nasdaq could also have other negative consequences, including, without limitation, the potential loss of confidence by investors, customers and employees and fewer business development opportunities. Delisting would also make it more difficult for Werewolf stockholders to sell their shares of Werewolf Common Stock in the public market.
The price of Werewolf Common Stock could be subject to volatility related or unrelated to our operations.
The price of Werewolf Common Stock is likely to be volatile. For example, from January 1, 2025, until August 20, 2026, the closing price of Werewolf Common Stock has ranged from $0.27 to $2.38. The stock market in general and the market for biotechnology and pharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at an attractive price or at all. The market price for Werewolf Common Stock may be influenced by many factors, including:
•	adverse results from preclinical studies;
•	the commencement, enrollment or results of any clinical trials we may conduct, or changes in the development status of our product candidates;
•	adverse results from, delays in initiating or completing, or termination of clinical trials;
•	unanticipated serious safety concerns related to the use of our product candidates;
•	clinical trial results from, or regulatory approval of, a competitor’s product candidate;
•	adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;
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any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	lower than expected market acceptance of our product candidates following approval for commercialization;
•	adverse developments concerning our manufacturers;
•	our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;
•	introduction of new products or services by our competitors;
•	changes in financial estimates by us or by any securities analysts who might cover Werewolf Common Stock;
•	conditions or trends in our industry;
•	our cash position;
•	sales of Werewolf Common Stock by us or Werewolf stockholders in the future;
•	adoption of new accounting standards;
•	ineffectiveness of our internal controls;
•	changes in the market valuations of similar companies;
•	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biotechnology and pharmaceutical industry;
•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;
•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;
•	investors’ general perception of our Company and our business;
•	recruitment or departure of key personnel;
•	overall performance of the equity markets;

•	trading volume of Werewolf Common Stock;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies and product candidates;
•	significant lawsuits, including patent or stockholder litigation;
•	proposed changes to healthcare laws or pharmaceutical pricing in the United States or foreign jurisdictions, or speculation regarding such changes;
•	general political and economic conditions, including the imposition of new or revised global trade tariffs; and
•	other events or factors, many of which are beyond our control.
In addition, in the past, stockholders have initiated class action lawsuits against pharmaceutical and biotechnology companies following periods of volatility in the market prices of these companies’ stock. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources from our business.
If securities or industry analysts do not publish or cease publishing research or reports about our Company, or if they issue unfavorable or inaccurate research regarding our business, our share price and trading volume could decline.
The trading market for Werewolf Common Stock relies, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have research control over these analysts. There can be no assurance that existing analysts will continue to cover us or that new analysts will begin to cover us. There is also no assurance that any covering analysts will provide favorable coverage. Although we have obtained coverage, if one or more of the analysts covering us downgrade Werewolf Common Stock or publish unfavorable or inaccurate research about our business, Werewolf Common Stock price may decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for Werewolf Common Stock could decrease, which might cause Werewolf Common Stock price and trading volume to decline.
We have broad discretion regarding use of our cash and cash equivalents, and we may use them in ways that do not enhance our operating results or the market price of Werewolf Common Stock.
Our management has broad discretion in the application of our cash and cash equivalents. We could utilize our cash and cash equivalents in ways Werewolf stockholders may not agree with or that do not yield a favorable return, if any, and our management might not apply our cash and cash equivalents in ways that ultimately increase the value of Werewolf stockholders’ investments. If we do not utilize our cash and cash equivalents in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause Werewolf Common Stock price to decline.
We do not intend to pay cash dividends on Werewolf Common Stock so any returns will be limited to the value of Werewolf Common Stock.
We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future.
We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management has devoted and will continue to be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, we incur significant legal, accounting and other expenses that we did not previously incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, Nasdaq listing requirements, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel have and will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs, particularly as we hire additional financial and accounting employees to meet public company internal control and financial reporting requirements and will make some activities more time-consuming and costly compared to when we were a private company.

We are continually evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), we are required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company or a smaller reporting company with less than $100.0 million in annual revenue, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, including through hiring additional financial and accounting personnel, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses in our internal control over financial reporting, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
In the past, we have identified material weaknesses in our internal control over financial reporting, and if we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of Werewolf Common Stock may be materially adversely affected.
In the past, we have identified material weaknesses in our internal control over financial reporting. All material weaknesses previously identified have been fully remediated.
If, in the future, we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of Werewolf Common Stock to fall. In addition, as a public company, we are required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the Nasdaq Capital Market or other adverse consequences that would materially harm our business. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, and other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and our financial condition, or divert financial and management resources from our core business.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of Werewolf Common Stock.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. As discussed above, we have identified material weaknesses in the past which have since been remediated. However, our remediation of previous material weaknesses may not prevent any future deficiency in our internal control over financial reporting. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could harm our business and have a negative effect on the trading price of Werewolf Common Stock.
We are required to disclose changes made in our internal controls and procedures on a quarterly basis, and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an emerging growth company under the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, or a smaller reporting company with less than $100.0 million in annual revenue, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation, which could have a negative effect on the trading price of Werewolf Common Stock.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
We are subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
Provisions in our corporate charter documents and under Delaware law could make an acquisition of our Company, which may be beneficial to Werewolf stockholders, more difficult and may prevent attempts by Werewolf stockholders to replace or remove our current directors and members of management.
Provisions in the Werewolf Charter and the Werewolf Bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our Company that stockholders may consider favorable, including transactions in which Werewolf stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of Werewolf Common Stock, thereby depressing the market price of Werewolf Common Stock. In addition, because the Werewolf Board is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by Werewolf stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of the Werewolf Board. Among other things, these provisions:
•	establish a classified board of directors such that only one of three classes of directors is elected each year;
•	allow the authorized number of our directors to be changed only by resolution of the Werewolf Board;
•	limit the manner in which stockholders can remove directors from the Werewolf Board;
•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to the Werewolf Board;
•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by Werewolf stockholders by written consent;
•	limit who may call stockholder meetings;
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authorize the Werewolf Board to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the Werewolf Board; and

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require the approval of the holders of at least two-thirds of the votes that all Werewolf stockholders would be entitled to cast to amend or repeal specified provisions of the Werewolf Charter or the Werewolf Bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the DGCL which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.
The Werewolf Charter designates the Court of Chancery of the State of Delaware (the “Court of Chancery”) and the federal district courts of the United States of America as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Werewolf stockholders, which could limit Werewolf stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers and employees and increase the costs to Werewolf stockholders of bringing such claims.
The Werewolf Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:
•	any derivative action or proceeding brought on our behalf;
•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to Werewolf or Werewolf stockholders;
•	any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or
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any action asserting a claim arising pursuant to any provision of the Werewolf Charter or the Werewolf Bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine.

These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Werewolf Charter provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claims arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Werewolf Charter. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.
These exclusive forum provisions may limit the ability of Werewolf stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, and increase the costs to such stockholders of bringing such a claim, either of which may discourage such lawsuits against us and our directors, officers and employees. If a court were to find either exclusive forum provision contained in the Werewolf Charter to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could materially adversely affect our business, financial condition and operating results.
Risks Related to Ambros
Throughout this “Risks Related to Ambros” section, unless otherwise indicated or the context otherwise requires, references to the “Company,” “we,” “us,” “our” and other similar terms refer to Ambros.
Risks Related to Our Limited Operating History, Financial Position and Capital Requirements
We have a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability. We have incurred net losses in every year since our inception. We expect to continue to incur net losses in the future.
We are a clinical-stage biopharmaceutical company with a limited operating history. Since our inception in September 2024, we have focused primarily on organizing, staffing, and financing our company, conducting research and development activities, conducting clinical development of, and manufacturing development for, our only product candidate, neridronate, and establishing and protecting our intellectual property portfolio. Biopharmaceutical product development is a highly speculative undertaking, involving substantial upfront capital expenditure and significant risk. Neridronate or any future product candidates we develop may fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval or become commercially viable, despite substantial investment in development or commercialization. To date, we have not demonstrated our ability to successfully complete a clinical trial, obtain regulatory approvals, manufacture a product on a commercial scale, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing biopharmaceutical products. We continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each year since our inception. For the year ended December 31, 2025 and the period from September 4, 2024 (inception) to December 31, 2024, we had net losses of $24.2 million and $16.6 million, respectively. For the six months ended June 30, 2026, we had a net loss of $19.9 million. As of June 30, 2026, we had an accumulated deficit of $60.8 million. We expect to continue to incur significant losses for the foreseeable future and expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our only product candidate, neridronate, along with any future product candidates we may develop.
We anticipate that our expenses will increase substantially if, and as, we:
•	continue the research and development of neridronate and any future clinical- or preclinical-stage product candidates or discovery-stage programs;
•	increase the amount of research and development activities to identify and develop product candidates to advance into clinical trial development;
•	make milestone, royalty or other payments under in-license or collaboration agreements;
•	maintain, expand and protect our intellectual property portfolio;
•	expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts;
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establish sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly with third parties;

•	address any competing therapies and market developments;
•	acquire or in-license other technologies; and
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experience any delays or encounter any issues with any of the above, including but not limited to failed studies or trials, complex results, manufacturing challenges, safety issues or other regulatory challenges.

To become and remain profitable, we and any current and potential future collaborators must develop and eventually commercialize products with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies, if applicable, and clinical trials, manufacturing neridronate and any future product candidates, either on our own or with Abiogen Pharma S.p.A. (“Abiogen”), other potential future partners and CMOs, obtaining marketing approval for neridronate or any future product candidates, marketing and selling any products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability. Our failure to become and remain profitable would decrease the value of the company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.
Even if we succeed in commercializing one or more of neridronate or any future product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Our future results of operations will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

We will need substantial additional funding in order to maintain our operations and advance the development and commercialization of neridronate or any future product candidates. Failure to obtain this necessary capital when needed, or on acceptable terms, may force us to delay, reduce or eliminate certain of our product development or research operations.
The development of biopharmaceutical product candidates, including conducting preclinical studies and clinical trials, is a time-consuming, capital-intensive and uncertain process. Our operations have consumed substantial amounts of cash since inception. To date, we have funded our operations primarily with proceeds from the sale of convertible promissory notes and preferred stock. We expect our expenses to increase in connection with our ongoing activities, particularly as we advance our CRPS-RISE Phase 3 trial of neridronate in participants with CRPS-1 and to the extent that we research, develop and initiate clinical trials of any future product candidates. In addition, if we successfully develop and obtain regulatory approval for neridronate or any future product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, reduce or eliminate our product development programs or any future commercialization efforts.
As of June 30, 2026, we had cash, cash equivalents and short-term investments of approximately $103.2 million. Based on current operating assumptions, we expect that our existing cash, cash equivalents and short-term investments as of the date of this proxy statement/prospectus, together with the expected net proceeds from the Concurrent PIPE Financing, will enable us to fund our operating expenses and capital expenditure requirements into the first half of 2029. In addition, our cash forecasts, including the Ambros Cash Forecast (as defined below), are based on assumptions that may prove to be wrong, and we could use our available capital resources earlier than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional financing sooner than planned. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.
Future capital requirements for neridronate or any of our other product development programs will depend on many factors, including:
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the progress, timing and completion of clinical trials for neridronate and preclinical studies and clinical trials for any future product candidates, as well as the associated costs, including any unforeseen costs we may incur as a result of preclinical study or clinical trial delays due to disease outbreaks, epidemics and pandemics or other causes;

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the timing and amount of royalty, supply or other payments we are required to make under our license and development agreement with Abiogen (the “Abiogen License Agreement”) and our Supply Agreement with Abiogen (the “Abiogen Supply Agreement”), and any payments we may be required to make or may be eligible to receive under any future license or collaboration agreements we may enter into;

•	the number and characteristics of potential new product candidates we identify and decide to develop;
•	the need for additional or expanded clinical trials beyond those that we plan to conduct with respect to neridronate and preclinical studies and clinical trials for any future product candidates;
•	the cost involved in growing the organization to the size needed to allow for the research, development and potential commercialization of neridronate or any future product candidates;
•	the costs involved in filing patent applications, maintaining and enforcing patents or defending against infringement or other claims raised by third parties;
•	the maintenance of the Abiogen License Agreement and the entry into new license, development and collaboration agreements;
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the time and costs involved in obtaining regulatory approval for neridronate or any future product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to neridronate or any future product candidates;

•	the effect of competing technological and market developments;
•	the cost and timing of completion of commercial-scale outsourced manufacturing activities;

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the cost of establishing sales, marketing and distribution capabilities for neridronate or any future product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own;

•	the cost associated with manufacturing and ensuring adequate supply of neridronate or any future product candidates;
•	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of neridronate or any future product candidates, if approved; and
•	market acceptance of neridronate, if approved, or any future approved product candidates.
We cannot be certain that additional funding will be available on acceptable terms or at all. Until we can generate sufficient product or other revenue to finance our cash requirements, which we may never achieve, we expect to finance our future cash requirements through a combination of equity offerings, debt financings or other capital sources, including potential collaborations, out-licenses or dispositions and other similar arrangements.
Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Market volatility resulting from geopolitical and economic instability, including as a result of trade policy, inflation and international disputes, such as the wars between Russia and Ukraine and in the Middle East, or other factors could also adversely impact our ability to access capital as and when needed. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or product candidates or we may be unable to take advantage of future business opportunities.
We currently depend entirely on the success of neridronate, which is our only product candidate. If we are unable to successfully complete clinical development, obtain regulatory approval, and ultimately commercialize neridronate, or experience significant delays in doing so, our business will be materially harmed.
We have not received approval from any regulatory authority for any product candidate, and we do not have any product approved for commercial sale. We currently only have one product candidate, neridronate, and our business and future success depend entirely on our ability to develop, obtain regulatory approval for, and then successfully commercialize neridronate, which is currently in Phase 3 clinical development for patients with CRPS-1. Neridronate is currently marketed in Italy by Abiogen under the trade name NERIXIA® for the treatment of osteogenesis imperfecta, Paget’s disease of bone and CRPS-1 pursuant to an Italian marketing authorization held by Abiogen; however, this Italian approval was obtained by and belongs to Abiogen, not to us. We have no rights to commercialize neridronate in Italy, and the existence of Abiogen’s Italian marketing authorization does not provide any assurance that we will obtain regulatory approval for neridronate in any other jurisdiction or that any such approval, if obtained, will be on terms consistent with the Italian authorization. We have not sought regulatory advice outside of the U.S. and, while our focus and valuation are based on the U.S., any expansion outside of the U.S. may require new clinical studies and/or other costly elements. This may make an investment in our company riskier than similar companies that have multiple product candidates in active development that may be able to better sustain failure of a lead product candidate.
The success of neridronate will depend on several factors, including the following:
•	successful enrollment and completion of our ongoing Phase 3 clinical trial with favorable results;
•	acceptance by the FDA of data from our single CRPS-RISE Phase 3 clinical trial in patients with CRPS-1 and from data from studies previously conducted by Grünenthal GmbH (“Grünenthal”) and Abiogen;
•	demonstrating safety and efficacy to the satisfaction of applicable regulatory authorities;
•	the outcome, timing, and cost of meeting regulatory requirements established by the FDA and other comparable foreign regulatory authorities;
•	our reliance on data from Grünenthal and Abiogen to support our filing in relation to preclinical toxicology, clinical pharmacology and early development work;
•	receipt of marketing approvals from applicable regulatory authorities, including one or more new drug applications from the FDA, and maintaining such approvals;
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establishing commercial manufacturing relationships and receiving and importing commercial supplies approved by the FDA and other regulatory authorities from any current or future third-party manufacturer;

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establishing sales, marketing, and distribution capabilities and commercializing neridronate, if approved in jurisdictions where we have commercialization rights, whether alone or in collaboration with others;

•	acceptance, if and when approved, by patients, the medical community and third-party payors;
•	obtaining and maintaining third-party coverage and adequate reimbursement;
•	establishing and maintaining patent and trade secret protection and regulatory exclusivity for neridronate;
•	maintaining an acceptable safety and efficacy profile of neridronate following approval in jurisdictions where we have commercialization rights; and
•	maintaining and growing an organization of people who can develop and commercialize neridronate.
If we do not achieve one or more of these factors, many of which are beyond our control, in a timely manner or at all, we could experience significant delays or an inability to develop, obtain regulatory approvals or commercialize neridronate.
Even if regulatory approvals are obtained, we may never be able to successfully commercialize neridronate. In addition, we will need to transition at some point from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition. Accordingly, even if we receive marketing approval, we may not be able to generate sufficient revenue through the sale of neridronate to continue our business.
Raising additional capital may cause dilution to our stockholders and may restrict our operations or require us to relinquish rights to neridronate or any future product candidates.
Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, out-licenses or dispositions and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our stockholders may be diluted, and the terms of these securities may include liquidation or other preferences that may adversely affect the rights of our stockholders. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming shares, making investments, incurring additional debt, making capital expenditures, declaring dividends or placing limitations on our ability to acquire, sell or license intellectual property rights.
If we raise additional capital through future collaborations, strategic alliances or third-party licensing arrangements, we may have to relinquish certain valuable rights to our intellectual property, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our clinical development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
Risks Related to Discovery, Development and Regulatory Approval of Product Candidates
Preclinical and clinical drug development is a lengthy and expensive process, with uncertain timelines and outcomes. If our single Phase 3 clinical trial of neridronate or preclinical studies and clinical trials of any future product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize neridronate or any future product candidates on a timely basis or at all.
Successful development of pharmaceutical products involves a lengthy and expensive process, is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:
•	FDA or other comparable foreign regulatory authorities’ disagreement with the design or implementation of our clinical trials, or with our interpretation of clinical trial results;
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clinical trial results and post-approval treatment data from other markets may show the product candidates to be less effective than expected (for example, a clinical trial could fail to meet its primary or key secondary endpoint(s)) or have an unacceptable or unexpected safety profile or may not meet the level of statistical significance;

•	inability to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	inability to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;
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failure to receive the necessary regulatory approvals or a delay in receiving such approvals, which, among other things, may be caused by the willingness of patients to be enrolled in our clinical trials, patients who fail the trial screening process, slow enrollment in clinical trials, patients dropping out of trials, patients lost to follow-up, length of time to achieve trial endpoints, additional time requirements for data analysis or marketing application preparation, discussions with the FDA or other comparable foreign regulatory authorities, the FDA or other comparable foreign regulatory authorities requesting additional preclinical or clinical data (such as long-term toxicology studies), or encountering unexpected safety or manufacturing issues; or

•	the proprietary rights of others and their competing products and technologies that may prevent neridronate or any future product candidates from being commercialized.
Furthermore, the length of time necessary to complete clinical trials and submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one product candidate to the next and from one country or jurisdiction to another and may be difficult to predict. We may face significant setbacks as we conduct our CRPS-RISE Phase 3 trial in CRPS-1, such as difficulty finding and enrolling qualified patients (given CRPS-1 is a rare disease), challenges related to delays in diagnosis and delays in referral putting potential participants outside of the allowed timeframe, delays related to identifying and activating suitable clinical trial sites, the potential need to add additional trial sites, and difficulty in retaining participants throughout the 12-week study and open-label extension, which may delay or prevent regulatory approval of neridronate. For example, neridronate was the subject of prior clinical development by Grünenthal. During that prior development program, neridronate received Breakthrough Therapy and Orphan Drug designation (for CRPS) and Fast Track designation (for CRPS-1) in the U.S. The FDA required two adequate and well-controlled trials of at least 12 weeks’ duration to support a chronic pain indication, and the FDA also outlined the NDA safety database requirements applicable to neridronate. Grünenthal completed the required toxicology and clinical pharmacology work and generated a large safety database in support of its development program. However, Grünenthal’s two Phase 3 trials were terminated early following a pooled, pre-specified interim futility analysis. We have since received and maintained these designations, including Breakthrough Therapy and Orphan Drug designation for the treatment of CRPS and Fast Track designation for the treatment of CRPS-1 in the U.S. Although we believe we have benefited from the regulatory groundwork established during the prior development program, there can be no assurance that the FDA or a comparable foreign regulatory authority will view the prior data as sufficient to support our potential application for marketing approval or that we will not encounter similar or additional delay.
Even if we are successful in obtaining marketing approval, commercial success of any approved products will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and managed care organizations in the United States or country-specific governmental organizations in foreign countries where we have commercialization rights for neridronate and any future product candidates, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost-effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. There may be additional complexities around reimbursement procedures for an intravenous (“IV”) treatment that we anticipate will be delivered, if approved, to patients outside of a hospital setting. If government and other healthcare payors were not to provide coverage and adequate reimbursement for our products once approved, market acceptance and commercial success would be reduced. Even if we are able to obtain coverage and adequate reimbursement for our products once approved, there may be features or characteristics of our products, such as dose preparation requirements, that prevent our products from achieving market acceptance by the healthcare or patient communities.
In addition, if neridronate or any future product candidates receive marketing approval in jurisdictions where we have commercialization rights, the product may be approved for a more limited indication or patient population than we originally request, and the FDA or comparable foreign regulatory authorities may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. In addition, the FDA or comparable foreign regulatory authorities may change their policies, issue additional regulations or revise existing regulations, or take other actions, including as a result of judicial challenges to regulatory policy, which may prevent or delay approval of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained.
Even if we obtain regulatory approval, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration and will need to continue to comply (or ensure that our third-party providers comply) with GMPs and GCPs for any clinical trials that we conduct post-approval. In addition, there is the risk that we, a regulatory authority or a third party might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly, and any failure to comply or other issues with neridronate or any future product candidates post-approval could adversely affect our business, financial condition and results of operations.
Our current and future collaborators’ clinical trials and analyses of data from other markets, if applicable, may fail to demonstrate substantial evidence of the safety and efficacy of neridronate or any future product candidates, which would prevent or delay or limit the scope of regulatory approval and commercialization.
To obtain the requisite regulatory approvals to market and sell neridronate or any future product candidates, we or our current and future collaborators must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe and effective for use in each targeted indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical development process. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. Further, the process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications, patient population and regulatory agency. Prior to obtaining approval to commercialize neridronate and any future product candidates in the United States or in jurisdictions where we have commercialization rights, we or our current and future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials and post-approval safety data provided from jurisdictions in which neridronate or any future product candidates have received marketing approval, if applicable, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses.
Our clinical trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of, or deny approval of, neridronate or any future product candidates for any or all targeted indications. Even if this does not occur, reports of serious reactions could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition and prospects significantly.
Further, if our product candidates are associated with side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses in which the side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The FDA, an institutional review board, data monitoring committee or comparable foreign regulatory authorities may also require that we suspend, discontinue, or limit our clinical trials based on safety information, or that we conduct additional animal or human studies regarding the safety and efficacy of our product candidates which we have not planned or anticipated. Such findings could further result in regulatory authorities failing to provide marketing authorization for our product candidates or limiting the scope of the approved indication, if approved. Many product candidates that initially showed promise in early-stage testing have later been found to cause side effects that prevented further development of the product candidate.
Clinical trials that we conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market neridronate or any future product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols, placebo-response rates, and the rate of dropout among clinical trial participants. If the results of our ongoing or potential future clinical trials are inconclusive with respect to the efficacy of neridronate or any future product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are unanticipated safety concerns associated with neridronate or any future product candidates, we may need to conduct additional clinical trials or be delayed in obtaining marketing approval, if approval is received at all. Additionally, any unexpected safety concerns observed in any one of our current or potential future clinical trials in our current or potential future targeted indications could limit the prospects for regulatory approval of neridronate or any future product candidates in those and other indications.
Even if the trials are completed to our satisfaction, clinical and post-approval data are often susceptible to varying interpretations and analyses or may not provide a sufficient risk-benefit ratio, and we cannot guarantee that the FDA or comparable foreign regulatory authorities in countries where we have commercialization rights will interpret the results as we do or find a risk-benefit ratio for a proposed indication acceptable, and more trials could be required before we submit neridronate or any future product candidates for approval. We cannot guarantee that the FDA or comparable foreign regulatory authorities in countries where we have commercialization rights will view neridronate or any future product candidates as having efficacy even if we believe results observed in clinical trials are positive. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the trials or data from post-approval treatment populations are not satisfactory to the FDA or comparable foreign regulatory authorities in countries where we have commercialization rights for support of a marketing application, approval of neridronate and any future product candidates may be significantly delayed, may not occur, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of neridronate or any future product candidates. Even if regulatory approval is secured for neridronate or any future product candidate, the terms of such approval may limit the scope and use of the specific product candidate, which may also limit our commercial potential.
The results of preclinical studies and early-stage clinical trials of neridronate or any future product candidates, as applicable, may not be predictive of the results of later-stage clinical trials or results in other indications. Initial positive results in our clinical trials may not be indicative of results obtained when these trials are completed or in later-stage trials. Moreover, prior late-stage and registrational clinical trials conducted by Abiogen may not be predictive of the outcome of our own potentially pivotal Phase 3 trial, CRPS-RISE, or of our ability to obtain FDA approval.
The results of preclinical studies and early-stage clinical trials may not be predictive of the results of later-stage clinical trials, and results in one indication may not predict results for the same product candidate in another indication. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Furthermore, there can be no assurance that any clinical trials, whether conducted by us or our current and future collaborators, will ultimately be successful or support further clinical development of neridronate or any future product candidates. There is a high failure rate for product candidates proceeding through clinical trials. Many companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and any such setbacks in our clinical development could have a material adverse effect on our business and operating results. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain regulatory approval. Further, negative clinical trial results or post-approval data from other markets for a product candidate with respect to one indication may impact the potential or perceived potential of other indications. If neridronate or any future product candidates fail to demonstrate satisfactory characteristics in late-stage clinical trials, it could have a material adverse effect on our business, financial condition and results of operations.
In addition, the trial design for CRPS-RISE incorporates the precision medicine eligibility criteria validated in the Abiogen Phase 3 program and is supported by the results of the late-stage and registrational clinical trials conducted by Abiogen, specifically, the NERIAS Phase 3 trial and, to a lesser extent, the NAIMES Phase 3 trial. Differences in patient demographics, disease duration at enrollment, standard of care, clinical practice patterns, and healthcare delivery systems and regulatory approval requirements may mean that the results of Abiogen’s Phase 3 trials are not predictive of the outcome of CRPS-RISE or of our ability to obtain FDA approval. For example, in 2013, rights to neridronate for global development were licensed to Grünenthal, which conducted several clinical trials of neridronate, including two global Phase 3 clinical trials. The Grünenthal trials differed substantially from the Abiogen Phase 3 trials in their patient eligibility criteria, and when approximately 80 participants across both Grünenthal Phase 3 trials had completed the week 12 primary endpoint visit, a pre-specified futility analysis was conducted, resulting in early termination of both Phase 3 trials, and the rights were returned.
Similarly, post-approval data from the Italian commercial use of neridronate may not be predictive of outcomes in other contexts, given the differences described above. The FDA may disagree with our interpretation of Abiogen’s Phase 3 or post-approval data, may require additional clinical data beyond what we currently anticipate, or may not accept foreign clinical data as sufficient support for U.S. approval, any of which could require us to conduct additional clinical trials, delay our NDA submission to the FDA, or result in denial of approval. There can be no assurance that the FDA will view the Abiogen Phase 3 NERIAS data as sufficient to support assessment of the safety of neridronate in CRPS and sufficient to support approval of neridronate in the United States for the treatment of CRPS-1, even in combination with positive results from CRPS-RISE.
Neridronate or any future product candidates may be associated with serious adverse, undesirable or unacceptable side effects or other properties or safety risks, which may delay or halt their clinical development, prevent their marketing approval or lead to limited market demand, if approved. If such side effects are identified during the development of neridronate or any future product candidates or following approval, we may suspend or abandon our development of such product candidates, the commercial profile of any approved label may be limited or we may be subject to other significant negative consequences following marketing approval.
Undesirable side effects that may be caused by neridronate or any future product candidates could cause us, institutional review boards, data monitoring committees or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities in countries where we have commercialization rights. While our product candidate, neridronate, has generally been observed to be well tolerated in its preclinical studies and clinical trials to date, and in post-marketing safety data from Italy, the results from our ongoing CRPS-RISE Phase 3 trial of neridronate, and preclinical studies and clinical trials of any future product candidates, may identify safety concerns or other undesirable properties of neridronate or any future product candidates.
The results of our ongoing CRPS-RISE Phase 3 trial of neridronate and future clinical trials of other future product candidates may show that neridronate or any future product candidates cause undesirable or unacceptable side effects or even death. For example, while neridronate is expected to have a safety profile similar to other IV bisphosphonates given at a high dose over a short time frame, new or unanticipated safety findings or findings occurring at a much higher rate than has been seen with other IV bisphosphonates may occur. For example, CRPS-RISE participants may experience osteonecrosis of the jaw, a rare side effect seen in the post-marketing data from Italy. In such an event, our clinical trials could be suspended, varied or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of neridronate or any future product candidates for any or all targeted indications. These potential drug-related side effects could affect participant recruitment or the ability of enrolled participants to complete the trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. Furthermore, we may be required to expend time and incur costs to train medical personnel using neridronate or any future product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of neridronate or any future product candidates. Finally, the independent data monitoring committee that reviews CRPS-RISE safety data may recommend changes to trial procedures that halt the trial or delay the timing of, or adversely affect the likelihood of success of, a regulatory filing. Such recommendations may halt the trial, make the trial enrollment more difficult or impact the final labeling (if approved). Any of these occurrences may harm our business, financial condition and results of operations significantly.
Furthermore, we expect that, if neridronate is approved in the United States, the FDA will require that its label include a bisphosphonate class-labeling about osteonecrosis of the jaw as a risk for neridronate, consistent with the class labeling the FDA has applied to other marketed bisphosphonates. The inclusion of such class-labeling language, even absent cases of osteonecrosis of the jaw observed in CRPS-RISE or other neridronate-specific data, may adversely affect the willingness of physicians to prescribe, and patients to accept treatment with, neridronate, which could limit market acceptance and adversely affect our commercial prospects, business, financial condition and results of operations.
Moreover, if neridronate or any future product candidates are associated with undesirable side effects in preclinical studies, clinical trials, post-approval treatments or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate, if approved. Although approximately 600,000 patients across all approved indications have been treated with neridronate in Italy, the safety profile in patients in the United States with CRPS-1 is unknown and may be different from that observed in other populations. Furthermore, post-approval data is inherently subject to underreporting and does not capture all adverse effects with the same rigor of a controlled clinical trial. As such, results from our clinical trials or post-approval treatment populations in other markets could reveal a high and unacceptable severity and prevalence of side effects.
Additionally, adverse developments in clinical trials of pharmaceutical and biopharmaceutical products conducted by others may cause the FDA or other regulatory oversight bodies to suspend or terminate our clinical trials or to change the requirements for approval of neridronate or any future product candidates. For example, adverse events such as meaningful adverse renal events, osteonecrosis of the jaw, eye inflammation and femoral fractures may occur. Such adverse events in participants in our trials may lead to additional review by the independent data monitoring committee or regulatory authorities, which in turn may lead to protocol amendments, clinical holds or other actions that delay or significantly diminish the approval prospects for neridronate or any future product candidates. Furthermore, we have study stopping rules that, if triggered by the appearance of certain adverse events, would cause CRPS-RISE to cease.
Additionally, if neridronate or any future product candidates receive marketing approval in a country where we have commercialization rights and we or others later identify undesirable or unacceptable side effects caused by such product, a number of potentially significant negative consequences could result, including:
•	regulatory authorities may withdraw, vary or suspend approvals of such product and require us to take such approved product off the market;
•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;
•
regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients or that we implement a REMS plan, or comparable foreign strategies, to ensure that the benefits of the product outweigh its risks by controlling distribution;

•	we may be required to change the pace or manner of product administration, conduct additional clinical trials or change the labeling of the product;
•	we may be subject to limitations on how we may promote the product;
•	we may suspend, vary or abandon our development of the product;
•	sales of the product may decrease significantly;
•	we may be subject to litigation or product liability claims; and
•	our reputation may suffer.
Any of these events could prevent us or our current and potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of neridronate or any future product candidates, if approved.
Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data. Data from our clinical trials reported as of a measurement date may not be predictive of the effect, if any, of neridronate or any future product candidates at any later measurement date.
From time to time, we or our current and future collaborators may publish interim, topline or preliminary data from our current or future clinical trials. Preliminary and interim data from our current or future clinical trials may change as more patient data become available. Preliminary or interim data from our clinical trials are not necessarily predictive of final results. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, more patient data become available and we issue our final clinical trial report. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary, topline and interim data should be viewed with caution until the final data are available. Moreover, in connection with any data that may be presented, caution should be exercised in drawing any conclusions from a comparison of data that does not come from head-to-head analysis. Material differences in the final data compared to the interim data could significantly harm our business prospects. Additionally, data from a clinical trial as of any measurement date are only reflective of observations in such clinical trial at such date and should not be unduly used to predict any effect at a later measurement date.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could delay or prevent regulatory approval of, or limit commercial prospects for, the particular product candidate and harm our business prospects. In addition, the information we or our current and future collaborators choose to publicly disclose regarding a particular preclinical study, clinical trial or post-approval analysis is based on what is typically extensive information, and you or others may not agree with what we determine to include in our public disclosure. If the preliminary and interim data that are reported differ from actual results or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, neridronate or any future product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.
Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control, which could adversely affect our business, operating results and prospects.
Patient enrollment and retention in clinical trials is a significant factor in the timing of clinical trials and depends on many factors, including the size and nature of the patient population, the eligibility criteria for the clinical trial, the nature of the trial protocol, the existing body of safety and efficacy data with respect to the study drug from other clinical trials, the number, nature and duration of competing treatments and ongoing clinical trials of competing drugs for the same indication and the proximity of patients to clinical trial sites. As we or our current and future collaborators progress our programs, we or our current and future collaborators may not be able to initiate or continue clinical trials for any product candidates we identify or develop if we or our current and future collaborators are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or other comparable foreign regulatory authorities in countries where we have commercialization rights or as needed to provide appropriate statistical power for a given trial. Potential patients for any planned clinical trials may not be adequately or timely diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for such trials. We or our current and future collaborators also may encounter difficulties in identifying and enrolling patients with a stage of disease appropriate for our planned clinical trials and monitoring such patients adequately during and after treatment. Other pharmaceutical companies targeting these same diseases are recruiting clinical trial patients from these patient populations, which may make it more difficult to fully enroll our clinical trials.
In addition, we and our current and future collaborators may, in the future, compete for trial participants with other clinical trials for product candidates that are in the same areas as neridronate or any future product candidates, which could reduce the number and types of participants available to us and our current and future collaborators and could affect the timing and cost of our clinical trials. For example, some participants who might have opted to enroll in our or our current and future collaborators’ clinical trials may instead opt to enroll in a clinical trial being conducted by one of our competitors or to use marketed therapies that may then be available. Delay in recruiting clinical trial participants could adversely affect our ability to bring a product to market prior to our competitors and increase trial costs. Further, research and discoveries by others may result in breakthroughs that render neridronate or any future product candidates obsolete even before they begin to generate any revenue.
The eligibility criteria of our clinical trials, once established, may further limit the pool of available trial participants. For example, our CRPS-RISE Phase 3 trial requires that enrolled participants have a symptom duration of six months or less, exhibit warm phase clinical features, and have a positive triple-phase bone scan (“TPBS”). If the actual number of patients that meet such criteria is smaller than we anticipate or patients are not diagnosed quickly enough to meet the symptom duration requirements, we may encounter difficulties in enrolling patients in our clinical trials, thereby delaying or preventing development and approval of neridronate or any future product candidates. Even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials.
Furthermore, our or our current and future collaborators’ efforts to build relationships with patient communities may not succeed, which could result in delays in patient enrollment in our clinical trials. In addition, any negative results that have been or may be reported in clinical trials of a product candidate may make it difficult or impossible to recruit and retain patients in other clinical trials of that same product candidate or other product candidates. Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our or our current and future collaborators’ ability to develop neridronate or any future product candidates or could render further development impossible. Further, if patients drop out of our clinical trials, miss scheduled doses or follow-up visits or otherwise fail to follow clinical trial protocols, the integrity of data from our clinical trials may be compromised or not accepted by the FDA or other comparable foreign regulatory authorities in countries where we have commercialization rights, which would represent a significant setback for the applicable program. Prior clinical trials of neridronate have in the past experienced and we may in the future experience participant withdrawals and discontinuations. Withdrawal of participants from our clinical trials may compromise the quality of our data. In addition, we and our current and future collaborators may rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will be limited in our ability to compel their actual performance. Such delays or failures could adversely affect our business, operating results and prospects.
If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our therapeutics may be delayed, which could adversely affect our business, financial condition, results of operations and prospects.
From time to time, we estimate the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial or the initiation of other clinical programs. All of these milestones are and will be based on numerous assumptions, including:
•	our available capital resources or capital constraints we experience;
•	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;
•	our ability to identify, enroll and retain patients who meet clinical trial eligibility criteria;
•	our receipt of approvals by the FDA and other comparable foreign regulatory authorities in countries where we have commercialization rights and the timing thereof;
•	other actions, decisions or rules issued by regulators;
•	our ability to access sufficient, reliable and affordable supplies of materials used to manufacture neridronate or any future product candidates;
•	the securing of, costs related to and timing issues associated with product manufacturing as well as sales and marketing activities; and
•	securing product reimbursement.
The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, or at all, the commercialization of neridronate or any future product candidates may be delayed or never achieved and, as a result, the value of Ambros Common Stock may decline.
Obtaining and maintaining marketing approval of neridronate or any future product candidates in one jurisdiction does not mean that we will be successful in obtaining marketing approval of neridronate or any future product candidates in other jurisdictions.
Obtaining and maintaining marketing approval of neridronate or any future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain marketing approval in any other jurisdiction. For example, although neridronate is approved in Italy for treatment of CRPS-1, it does not mean that the FDA or comparable regulatory authorities in foreign jurisdictions where we have commercialization rights will also approve the manufacturing, marketing and promotion and reimbursement of neridronate in those countries. In addition, a failure or delay in obtaining marketing approval in one jurisdiction may negatively impact the marketing approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions.

In many jurisdictions outside the United States where we have commercialization rights, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for neridronate or any future product candidates is also subject to approval. The price set in one jurisdiction may also have an impact on the price of neridronate in the U.S., which could adversely affect our financial condition and results of operations.
Neridronate or any future product candidates are and will be subject to extensive regulatory and compliance obligations, compliance with which is costly and time-consuming and which may cause unanticipated delays or prevent the receipt of the required approvals to commercialize neridronate or any future product candidates.
The research, development, testing, quality control, safety, effectiveness, manufacturing, labeling, packaging, storage, record-keeping, advertising, promotion, marketing, import, export, distribution, post-approval monitoring and post-approval reporting of our neridronate or any future product candidates are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, neither we nor any current or future collaborators are permitted to market neridronate or any future product candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, new relevant statutes or regulations may be enacted, and the FDA and other comparable foreign regulatory authorities have substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Regulatory authorities may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.
The FDA generally expects sponsors entering Phase 3 to have quality systems and procedures in a mature, well-documented state; these systems are typically developed and refined over the course of earlier clinical phases. Because Ambros did not build its own quality infrastructure through Phase 1 and Phase 2 development of neridronate, FDA inspections and audits of our operations, including pre-approval inspections in connection with our NDA, may be more complex, more intensive, and subject to heightened scrutiny than inspections of sponsors that have progressively developed their quality systems over time. Despite our best efforts to implement robust quality management systems, any deficiencies identified in the course of such inspections could adversely affect the approvability of our NDA, require remediation that delays potential approval, or result in additional pre-approval requirements. Furthermore, we rely substantially on Abiogen, our contracted CROs, and other third-party partners to maintain quality standards commensurate with FDA and applicable foreign regulatory authority requirements across the supply chain and in the conduct of CRPS-RISE. We have limited ability to control the quality systems and day-to-day compliance activities of these third parties, and any failure by Abiogen, our CROs, or other partners to maintain adequate quality procedures could trigger regulatory findings that are attributed to our overall program and could have a material adverse effect on our ability to obtain or maintain regulatory approval for neridronate.
Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or other comparable foreign regulatory authorities in countries where we have commercialization rights, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the data for neridronate or any future product candidates are promising, such data may not be sufficient to support approval by the FDA and other comparable foreign regulatory authorities in countries where we have commercialization rights, which could require us to delay or abandon clinical development plans.
In addition, regulatory authorities may require further preclinical studies before evaluating neridronate or any future product candidates in a clinical trial. Once we initiate clinical trials, the FDA or other comparable foreign regulatory authorities may require additional clinical trials, place our trials on clinical hold or suggest changes to our planned clinical trials, prior to and in support of the approval of a marketing application. Changes to data requirements by the FDA or other comparable foreign regulatory authorities during the development of our current and future product candidates may cause the applicable regulatory authorities to require us to conduct additional preclinical studies or clinical trials for neridronate or any future product candidates either prior to or post-approval, or regulatory authorities may object to elements of our clinical development program.

The FDA or other comparable foreign regulatory authorities in countries where we have commercialization rights can delay, limit or deny approval of a product candidate for many reasons, including:
•	such authorities may disagree with the design or implementation of clinical trials;
•	results from clinical trials may not be sufficient for approval;
•	serious and/or unexpected drug-related side effects may be experienced by participants in clinical trials or by individuals using drugs similar to neridronate or any future product candidates;
•	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;
•
such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States and/or the population differs meaningfully from the population in the United States; for example, the FDA may not accept clinical data from Abiogen’s prior clinical trials of neridronate in Italy due to differences in patient demographics, disease duration at enrollment, standard of care, clinical practice patterns, and healthcare delivery systems across jurisdictions;

•	we may be unable to demonstrate that a product candidate is safe and effective, and that a product candidate’s clinical and other benefits outweigh its safety risks;
•
such authorities may disagree with our interpretation or analysis of data from preclinical studies, clinical trials or post-approval treatment populations, such authorities may not agree that the data collected from clinical trials or post-approval treatment populations of neridronate or any future product candidates are acceptable or sufficient to support a submission to obtain regulatory approval in the United States or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

•	such authorities may disagree regarding the formulation, labeling or the specifications of neridronate or any future product candidates;
•	approval may be granted only for indications that are significantly more limited than what we apply for or with other significant restrictions on distribution and use;
•
such authorities may find deficiencies in the manufacturing processes, approval policies or facilities of our third-party manufacturers with which we or any of our current or future collaborators contract for clinical and commercial supplies; or

•	the approval policies or regulations of such authorities may significantly change in a manner rendering our or any of our potential future collaborators’ clinical data insufficient for approval.
With respect to foreign markets, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and other comparable foreign regulatory authorities in countries where we have commercialization rights in reviewing new drugs based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us or any of our potential future collaborators from commercializing neridronate or any future product candidates.
Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market neridronate or any future product candidates, which would significantly harm our business, financial condition, results of operations and prospects.
The history of clinical drug development failures in CRPS-1, including failures involving bisphosphonates, may adversely affect our regulatory prospects. We have designed CRPS-RISE with the intent of differentiating it from prior failed Phase 3 programs in CRPS-1 conducted by Grünenthal, but there can be no assurance that these design differences will produce a statistically significant treatment effect or will result in regulatory approval.
CRPS-1 has been the subject of numerous clinical drug development programs by prior sponsors, including large, well-resourced pharmaceutical companies, many of which have not demonstrated efficacy in adequately powered, well-controlled randomized clinical trials. With respect to bisphosphonates specifically, a large Phase 3 program in

CRPS-1 was conducted by Grünenthal, which initiated two global, randomized, double-blind, placebo-controlled Phase 3 trials of IV neridronate in CRPS patients. Following a pre-specified futility analysis conducted when approximately 80 participants across both Grünenthal Phase 3 trials had completed the week 12 primary endpoint visit, both trials were terminated early and the rights were returned. In addition to the Grünenthal program, clinical programs sponsored by Axsome Therapeutics, Celgene Corporation, and Takeda/Millennium Pharmaceuticals evaluating distinct investigational agents in CRPS have also not demonstrated efficacy in broad CRPS populations.
This history of development failures may adversely affect our prospects from a regulatory development perspective. CRPS-RISE incorporates several design features that we believe distinguish it from the Grünenthal Phase 3 program, including: enrollment of participants with CRPS-1 only (not CRPS type 2 (“CRPS-2”)), a requirement for a positive TPBS as an enrollment criterion, restriction of symptom duration to six months or less from CRPS-1 onset, and a requirement that enrolled participants exhibit warm phase clinical features. The FDA may not agree with our scientific rationale for these design differences, may view CRPS-RISE as insufficiently distinguished from prior failed programs, or may determine that the primary endpoint, patient population size, or analytical approach are not adequate to support approval. If the FDA raises concerns about the trial design at any stage, we may be required to amend the protocol, conduct additional studies, or provide additional data, any of which could delay our development timeline and increase our costs.
Moreover, there is a risk that the design differences between CRPS-RISE and the Grünenthal trials are not sufficient to produce a statistically significant and clinically meaningful treatment effect distinguishable from the outcomes seen in those prior programs. Our eligibility criteria may not fully eliminate the sources of heterogeneity that contributed to the Grünenthal results, and CRPS-RISE may produce results that are mixed, inconclusive, or indicative of futility, as occurred in one of the two Grünenthal trials. If CRPS-RISE fails to achieve its primary endpoint or produces results that are ambiguous or insufficient, that would have a material adverse effect on our clinical program, our regulatory prospects, and our business, financial condition, and results of operations.
In addition, the results of the interim analysis of CRPS-RISE may not meet the prespecified statistical threshold required to stop the trial early for efficacy. In that event, the trial may be required to continue through its planned enrollment, treatment and follow-up period to a final analysis, which could increase our costs and delay the availability of clinical results and timing of potential regulatory submission compared to the acceleration that may be achieved with a successful interim analysis.
We have received guidance from the FDA regarding the design of our Phase 3 clinical trial, but this guidance is not binding, and the FDA may determine that additional clinical trials are necessary before it will approve neridronate.
The FDA has provided guidance regarding the design of our ongoing Phase 3 clinical trial and indicated that a single, very persuasive, adequately controlled Phase 3 study may be reasonable to support NDA submission for neridronate in CRPS-1. The acceptability of the approach would be predicated on study design, robustness of the results and strength of confirmatory evidence. We have designed our CRPS-RISE clinical trial in reliance on FDA guidance. The FDA also provided guidance regarding the size of our safety database and indicated that it may be reasonable, unless there are novel safety concerns that arise during clinical development. However, FDA guidance provided in the context of development meetings is not legally binding and does not guarantee approval or any particular regulatory outcome. The FDA retains the authority to change its position at any time. For example, if the data from CRPS-RISE are ambiguous, the observed treatment effect size is smaller than anticipated, the safety profile requires further characterization, or the FDA determines that the patient population enrolled in CRPS-RISE is not sufficiently representative of the broader CRPS-1 population for which approval is sought, the FDA may determine that additional clinical trials are necessary before it will approve neridronate. The FDA may also apply heightened scrutiny to our NDA given the history of clinical development failures in CRPS-1, including the early termination of the Grünenthal Phase 3 program, and may require a more robust data package than its prior guidance suggested. In addition, the FDA’s guidance was provided based on the information available at the time of our meeting, and changes in the regulatory environment, the emergence of new safety information, or developments in the broader CRPS-1 clinical landscape could cause the FDA to revise its position.
If the FDA determines that a single Phase 3 trial is not sufficient, requires us to conduct one or more additional pivotal trials or requires us to modify CRPS-RISE, we would face substantial additional time and cost to comply with the FDA’s requests. Conducting an additional Phase 3 trial in CRPS-1 (or implementing substantial changes to CRPS-RISE) would likely require several years and significant capital expenditure, could delay potential approval and commercialization by several years, and might require us to raise additional capital on terms that may not be favorable to us or our stockholders. There can be no assurance that we would be able to raise such capital when needed or on acceptable terms. Any such delay or additional capital requirement could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Disruptions at the FDA and other government agencies caused by funding shortages or layoffs could hinder their ability to hire, retain or deploy key leadership and other personnel or otherwise prevent product candidates from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.
The ability of the FDA and applicable foreign authorities in countries where we have commercialization rights to review and approve new product candidates can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees and statutory, regulatory and policy changes. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government shut down several times and certain regulatory agencies, such as the FDA, furloughed or laid off critical employees and ceased critical activities. If a prolonged government shutdown or disruption occurs, it could significantly impact the ability of the FDA and applicable foreign authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. In addition, such issues could also prevent the FDA or applicable foreign authorities from conducting their regular inspections, reviews or other regulatory activities, which in turn could significantly impact the ability of such authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.
The biopharmaceutical industry is subject to extensive regulatory obligations and policies that are subject to change, including due to judicial challenges.
On June 28, 2024, the U.S. Supreme Court issued an opinion holding that courts reviewing agency action pursuant to the Administrative Procedure Act “must exercise their independent judgment” and “may not defer to an agency interpretation of the law simply because a statute is ambiguous.” The decision will have a significant impact on how lower courts evaluate challenges to agency interpretations of law, including those by the FDA and other agencies with significant oversight of the biopharmaceutical industry. The new framework is likely to increase both the frequency of such challenges and their odds of success by eliminating one way in which the government previously prevailed in such cases. As a result, significant regulatory policies will be subject to increased litigation and judicial scrutiny. Any resulting changes in regulation may result in unexpected delays, increased costs, or other negative impacts on our business that are difficult to predict.
We have received orphan drug designation from the FDA for neridronate for the treatment of CRPS. We may seek orphan drug designation for any future product candidates across various indications. We may be unable to obtain such designations or to obtain or maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our revenue, if any, to be reduced.
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. In order to obtain orphan drug designation, the request must be made before submitting an NDA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Comparable foreign regulatory authorities may have similar orphan drug designation regimes with varying eligibility criteria and benefits.
If a product that has orphan drug designation subsequently receives the first FDA approval of that particular product for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the

FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of our product candidates receives orphan exclusivity, the FDA can still approve other drugs for use in treating the same indication or disease or the same drug for a different indication or disease during the exclusivity period. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product or if a subsequent applicant demonstrates clinical superiority over our product.
We have received orphan drug designation for neridronate in the United States for the treatment of CRPS. Additionally, we may seek orphan drug designation for some or all of any future product candidates in specific orphan indications. Even if we obtain orphan drug designation, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition, or if a subsequent applicant demonstrates clinical superiority over our products, if approved. Similar considerations may apply in other jurisdictions where we may seek orphan drug designation. In addition, although we may seek orphan drug designation for other product candidates, we may never receive such designations. Orphan drug designation does not shorten the development time or regulatory review time of a drug or give the drug any advantage in the regulatory review or approval process.
We have received Breakthrough Therapy Designation and Fast Track designation from the FDA for neridronate. These designations may not lead to a faster development or regulatory review or approval process, and neither designation increases the likelihood that neridronate or any future product candidate will receive FDA approval.
We have obtained Breakthrough Therapy Designation from the FDA for neridronate for the treatment of CRPS, and we may seek additional Breakthrough Therapy Designations for our current and future product candidates where we believe the clinical data support such designation. A “Breakthrough Therapy” is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, where preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as Breakthrough Therapies are also eligible for priority review if supported by clinical data at the time of NDA or efficacy supplement submission.
Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if we believe additional product candidates meet the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a product candidate may not result in a faster development process or review and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as Breakthrough Therapies, the FDA may later decide that the product candidate no longer meets the conditions for qualification and rescind the designation.
We have obtained Fast Track designation for neridronate for the treatment of CRPS-1, and we may seek additional Fast Track designations for other product candidates we may develop. If a drug or biologic is intended for the treatment of a serious or life-threatening condition and the drug or biologic demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from the clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.
The FDA and any comparable foreign regulatory authorities in countries where we have commercialization rights may not accept data from investigational or commercial use in populations located outside of their jurisdiction.
We currently plan to add clinical sites outside the United States to CRPS-RISE, our ongoing pivotal Phase 3 clinical trial of neridronate, beginning in 2027. Prior clinical trials for neridronate have been conducted in Italy, including the NERIAS and NAIMES Phase 3 trials. The acceptance of data by the FDA or any comparable foreign regulatory authority in countries where we have commercialization rights from clinical trials conducted outside, or post-treatment populations located outside, their respective jurisdictions may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials or post-treatment populations are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice, (ii) the trials are performed by clinical investigators of recognized competence and pursuant to compliance with current GCP requirements and (iii) the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including the adequacy of the patient population studied and statistical powering, must be met. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA will accept data from trials conducted outside of the U.S., including data from prior clinical trials of neridronate in other jurisdictions. If the FDA does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in neridronate or any future product candidates not receiving approval for commercialization in the applicable jurisdiction.
Conducting trials outside the United States also exposes us to additional risks, including risks associated with:
•	additional foreign regulatory requirements in countries where we have commercialization rights;
•	foreign exchange fluctuations;
•	compliance with foreign manufacturing, customs, shipment and storage requirements;
•	cultural differences in medical practice and clinical research;
•	diminished protection of intellectual property in some countries; and
•	interruptions or delays in our trials resulting from geopolitical events, such as war or terrorism.
Risks Related to Commercialization, Marketing and Competition of Our Product Candidates
We currently have no marketing, sales or distribution capabilities, and we will need to invest significant resources to develop these capabilities. If we are unable to establish marketing, sales or distribution capabilities or enter into agreements with third parties to perform such activities, we may not be able to generate product revenue.
We currently have no marketing, sales or distribution capabilities, nor have we as a company commercialized a product, and we may need to invest significant resources to develop these capabilities. If we are unable to establish marketing, sales or distribution capabilities or enter into agreements with third parties to perform such activities, we may not be able to generate product revenue. If neridronate or any future product candidates ultimately receives marketing approval in jurisdictions where we have commercialization rights, we will be required to build a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in the markets that we target, which will be expensive and time-consuming, or to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We have no prior experience as a company in the marketing, sale or distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Furthermore, if we develop future product candidates for multiple indications in different medical specialties, that will require us to build different sales and marketing capabilities that are tailored to a given product or medical specialty. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

If the market opportunities for any of our current and future product candidates, if approved, are smaller than we estimate, our revenue may be adversely affected, and our business may suffer.
The precise incidence and prevalence for all the conditions we aim to address with neridronate or any future product candidates are unknown. Our current and future projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with neridronate or any future product candidates, are and will be based on our beliefs and estimates. These estimates have been and will be derived from a variety of sources, including scientific literature, third-party reports, patient foundations and market research, and may prove to be incorrect. New information may change the estimated incidence or prevalence of these diseases. Furthermore, we will need to expend significant effort to educate patients and medical providers about the efficacy of neridronate, if approved. The total addressable market across our current and future product candidates will ultimately depend upon, among other things, the eligibility criteria included in the final label for each of our current and future product candidates approved for sale for these indications, the availability of alternative treatments and the safety, convenience, cost and efficacy of neridronate or any future product candidates relative to such alternative treatments, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients in the United States may turn out to be lower than expected, patients may not be otherwise amenable to treatment with neridronate or any future product candidates or new patients may become increasingly difficult to identify or gain access to. Additionally, CRPS-RISE’s requirement for TPBS confirmation prior to treatment and its IV administration may present logistical barriers relative to current oral off-label options, and some payors may impose prior authorization requirements that could delay patient access. Finally, if the results of CRPS-RISE indicate that neridronate is less effective for the treatment of CRPS-1 than we anticipate, market acceptance and our commercialization efforts may be negatively impacted. All such concerns would adversely affect our results of operations and our business and limit the market opportunities for our current and future product candidates.
U.S. patients may seek to obtain neridronate through Italian channels rather than through our commercial channels for potential cost savings or other reasons, which could reduce demand for our product, undermine our pricing and reimbursement negotiations, and have a material adverse effect on our revenue and prospects. Patients may seek to do so by traveling to Italy to receive treatment, by obtaining prescriptions or supplies through international channels, or through other means of accessing the Italian supply of neridronate. This risk may be particularly acute for CRPS-1 patients who are in the warm phase of the disease and who are seeking timely treatment. Because neridronate’s proposed indication is concentrated in the warm phase, which typically predominates in the first year after CRPS-1 onset, patients who are aware of the availability of neridronate in Italy may have an incentive to seek any available source of the drug rather than waiting for U.S. approval or navigating U.S. access and reimbursement processes. If a meaningful number of U.S. patients obtain neridronate through Italian channels, demand for our product in the United States could be reduced, which could adversely affect our revenue and our ability to achieve projected commercial uptake. In addition, the existence of a lower-priced Italian product could undermine our pricing and reimbursement negotiations with U.S. payors and pharmacy benefit managers, who may point to the Italian price as a benchmark for what they are willing to reimburse. Any material reduction in demand for our product as a result of patient leakage to the Italian market could have a material adverse effect on our business, financial condition, results of operations, and prospects.
We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.
The biotechnology and pharmaceutical industries are characterized by intense competition and rapid innovation. If neridronate is approved in a jurisdiction where we have commercialization rights, it will compete for patients, prescribers and reimbursement with a number of established off-label pharmacological therapies currently used to manage CRPS-1, including, but not limited to, nonsteroidal anti-inflammatory drugs, gabapentin, pregabalin, tricyclic antidepressants, duloxetine, topical pain relief creams, opioids, sympathetic nerve blocks, and dorsal root ganglion stimulation, as well as invasive interventional procedures such as spinal cord stimulation and intrathecal pain pumps. Although, to our knowledge, there are currently no product candidates in Phase 2 clinical development or beyond for the treatment of CRPS-1, our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. The broad availability of low-cost generic neuropathic pain agents may limit the urgency with which prescribers seek potential alternatives, particularly so given historical issues with bisphosphonate treatment of CRPS-1. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly as they develop novel approaches to treating disease indications that neridronate or any future product candidates are also focused on treating. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel therapeutics or to in-license novel therapeutics that could make the product candidates that we develop obsolete. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized or less costly than neridronate or any future product candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products. We believe the key competitive factors that will affect the development and commercial success of neridronate or any future product candidates are efficacy, safety, tolerability, reliability, convenience of use, price and reimbursement.
We anticipate that we will continue to face intense and increasing competition as new treatments enter the market and advanced technologies become available. There can be no assurance that our competitors are not currently developing, or will not in the future develop, products that are equally or more effective or are more economically attractive than neridronate or any future product candidates. Competing products may gain faster or greater market acceptance than our products, if any, and medical advances or rapid technological development by competitors may result in neridronate or any future product candidates becoming non-competitive or obsolete before we are able to recover our research and development and commercialization expenses. If we or our current and future product candidates do not compete effectively, we may suffer a material adverse effect on our business, financial condition and results of operations.
Even if a product candidate we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success. The revenues that we generate from our sales may be limited, and we may never become profitable.
As a company, we have never commercialized a product. Even if neridronate or any future product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payors and others in the medical community. If any product candidates for which we obtain regulatory approval do not gain an adequate level of market acceptance, we could be prevented from, or significantly delayed in, achieving profitability. Market acceptance of neridronate or any future product candidates by the medical community, patients and third-party payors will depend on a number of factors, some of which are beyond our control. For example, physicians are often reluctant to switch their patients to new treatments and patients may be reluctant to switch from existing therapies even when new and potentially more effective or safer treatments enter the market.
Efforts to educate the medical community and third-party payors on the benefits of neridronate or any future product candidates may require significant resources and may not be successful. If neridronate or any future product candidates are approved in jurisdictions where we have commercialization rights but do not achieve an adequate level of market acceptance, we could be prevented from or significantly delayed in achieving profitability. The degree of market acceptance of any product for which we receive marketing approval will depend on a number of factors, including:
•	the clinical indications for which neridronate or any future product candidates are approved;
•	physicians, hospitals and patients considering neridronate or any future product candidates as a safe and effective treatment;
•	the potential and perceived advantages of our current and future product candidates over alternative treatments;
•	the prevalence and severity of any side effects;
•	product labeling or product insert requirements of the FDA, including any limitations or warnings;
•	the timing of market introduction of our current and future product candidates in relation to other potentially competitive products;
•	the cost of our current and future product candidates in relation to alternative treatments;
•	the amount of upfront costs or training required for physicians to administer neridronate or any future product candidates;

•	the availability of coverage and adequate reimbursement from third-party payors and government authorities;
•	the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and reimbursement by third-party payors and government authorities;
•	the relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies;
•	patient and physician concerns with historical development failures of bisphosphonates in CRPS-1;
•	the effectiveness of our sales and marketing efforts and distribution support; and
•	the presence or perceived risk of potential product liability claims.
If patients are not diagnosed and referred for treatment in a timely manner, neither enrollment in CRPS-RISE nor commercial uptake of neridronate, if approved in jurisdictions where we have the right to commercialize neridronate, may achieve projected levels, which could have a material adverse effect on our business, financial condition and prospects.
Neridronate’s proposed mechanism of action in CRPS-1 is specifically matched to the biological state that characterizes the warm phase of the disease. Our CRPS-RISE Phase 3 trial requires that enrolled participants have a symptom duration of six months or less and exhibit warm phase clinical features confirmed by a positive TPBS. However, CRPS-1 is frequently diagnosed months or years after the triggering event because early symptoms can be mistaken for normal post-injury healing responses or for other conditions. We estimate that only approximately 50% of CRPS-1 patients in the United States are diagnosed within six months of symptom onset, which is the window during which warm phase features and TPBS positivity are most prevalent. Patients who are not diagnosed within this six-month window may have already progressed to the cold phase by the time they are seen by a pain specialist and may not be eligible for treatment with neridronate.
This diagnostic timing risk creates challenges for both our clinical program and our commercial strategy. With respect to CRPS-RISE, if patients are not identified and referred to trial sites while still in the warm phase, we may face difficulty enrolling sufficient numbers of eligible patients. A reduction in the proportion of warm phase responders in the trial could undermine the trial’s ability to detect a statistically significant treatment effect, even if neridronate is genuinely efficacious in the target population. With respect to commercialization, if neridronate is approved in jurisdictions where we have the right to commercialize neridronate, the addressable patient population will be limited to those diagnosed and referred within the warm phase window. Furthermore, our ability to achieve projected commercial uptake will depend in part on our success in educating medical professionals who first encounter post-injury patients about the importance of early CRPS-1 recognition and timely referral to pain specialists. There can be no assurance that such education efforts will be successful. If there is unanticipated difficulty diagnosing patients within the warm phase window, the commercially addressable patient population may be smaller than we currently estimate, which could have a material adverse effect on our revenue, financial condition, and prospects.
CRPS-1 is diagnosed based on broad clinical criteria that encompass a wide range of disease presentations, and the resulting heterogeneity of the diagnosed patient population, combined with variability in physician awareness and referral practices, creates risks for both our clinical trial enrollment and our commercialization strategy.
CRPS-1 is diagnosed using the Budapest Clinical Criteria, a set of diagnostic guidelines endorsed by the International Association for the Study of Pain that are designed to be broad and to encompass the wide range of related pain conditions. As a result, patients meeting the Budapest Clinical Criteria can present with meaningfully different clinical phenotypes — for example, both a patient with a warm, red limb and a patient with cold, bluish skin, and increased sweating can satisfy the same diagnostic criteria. This means that the population of patients diagnosed with CRPS-1 in clinical practice may include patients with substantially different underlying disease biology, severity, and response to treatment. The Budapest Clinical Criteria do not distinguish between warm- and cold-phase patients, and physicians applying those criteria in clinical practice may diagnose and refer patients who do not meet our proposed eligibility criteria. If the pool of patients who are clinically diagnosed with CRPS-1 but who do not meet our eligibility criteria is larger than we anticipate, our ability to identify and enroll eligible patients in CRPS-RISE, and to identify and treat eligible patients commercially if neridronate is approved in jurisdictions where we have the right to commercialize neridronate, may be more difficult and costly than we currently project.
In addition, CRPS-1 patients may be seen initially by a wide range of physician types who may have varying levels of familiarity with CRPS-1 diagnosis, the Budapest Clinical Criteria, and the characteristics of patients likely to benefit from neridronate. Physicians less familiar with CRPS-1 may fail to diagnose the condition at all, may apply the Budapest Clinical Criteria inconsistently, or may not refer patients to pain specialists who are better positioned to evaluate eligibility for neridronate. Based on our market research, pain specialists account for approximately 37% of CRPS-1 diagnoses in the United States, while other medical professionals collectively account for the remainder. The fragmented nature of the CRPS-1 referral pathway means that a significant proportion of patients may never reach a physician who is aware of neridronate or who is positioned to evaluate and prescribe it. If we are unable to adequately educate the relevant physician communities regarding CRPS-1, the characteristics of patients likely to benefit from neridronate, and the importance of timely referral to pain specialists, commercial uptake of neridronate, if approved, may be limited and may fall short of our projections, which could have a material adverse effect on our business, financial condition, and results of operations.
Even if we are able to commercialize neridronate or any future product candidates, the third-party payor coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for neridronate or any future product candidates could limit our ability to market those products and decrease our ability to generate revenue.
The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors in the United States are essential for most patients to be able to afford treatments such as our products or product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for drug treatments by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize our products and potentially attract additional collaboration partners to invest in the development of neridronate or any future product candidates. We cannot be sure that adequate coverage and reimbursement in the United States will be available for our products or any products that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. For more information, see the section entitled “Information Regarding Ambros—Coverage, Pricing, and Reimbursement” of this proxy statement/prospectus.
Third-party payors increasingly are challenging prices charged for pharmaceutical products, medical devices and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug is available. It is possible that a third-party payor may consider our products or product candidates, if approved in jurisdictions where we have the right to commercialize our product or product candidates, and the generic drug as substitutable and only offer to reimburse patients for the generic drug. Even if we show improved efficacy or safety or improved convenience of administration with our products or product candidates, if approved in jurisdictions where we have the right to commercialize our product or product candidates, pricing of the existing parent drug may limit the amount we will be able to charge for such product. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products or product candidates and may not be able to obtain a satisfactory financial return on products that we may develop. Further, coverage policies and third-party payor reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained for one or more products for which we receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs, biologics and medical devices will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs, biologics and medical devices. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our products or product candidates.
Moreover, increasing efforts by governmental and third-party payors in the United States to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our products or product candidates. We expect to experience pricing pressures in connection with the sale of our products and product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes or executive orders. The downward pressure on healthcare costs in general, particularly prescription drugs, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. For example, HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. In addition, HHS has been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year, up to 20 products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per-unit basis.
Even if we receive regulatory approval for neridronate or any future product candidate in jurisdictions where we have commercialization rights, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, neridronate or any future product candidates, if approved in jurisdictions where we have commercialization rights, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with neridronate or any future product candidates, when and if any of them are approved in such jurisdictions.
Even if we obtain any marketing approval for neridronate or any future product candidates in one or more jurisdictions where we have commercialization rights, such approvals will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, import, export and submission of safety and other post-market information, amongst other items. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as ongoing compliance with GMPs and GCPs, for any clinical trials that we may conduct post-approval. Any marketing approvals that we receive for neridronate or any future product candidates may also be subject to a REMS, or comparable foreign strategies, limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval or contain requirements for potentially costly post-marketing testing, including Phase 4 trials and surveillance to monitor the quality, safety and efficacy of the drug. The FDA may require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.
In addition, biopharmaceutical manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the marketing application. If we or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requesting a recall or requiring withdrawal of the product from the market or suspension of manufacturing.
If we fail to comply with applicable regulatory requirements following approval of neridronate or any future product candidates, a regulatory authority may, among other things:
•	issue an untitled letter or warning letter asserting that we are in violation of the law;
•	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;
•	suspend, vary or withdraw marketing approval;
•	suspend any ongoing clinical trials;
•	refuse to approve a pending marketing authorization application or supplement submitted by us or our strategic partners;
•	restrict or suspend the marketing or manufacturing of the drug;
•	seize or detain the drug or otherwise require the withdrawal of the drug from the market;
•	refuse to permit the import or export of product candidates; or
•	refuse to allow us to enter into supply contracts, including government contracts.
In addition, if neridronate or any future product candidate is approved in one or more jurisdictions where we have commercialization rights, our product labeling, advertising and promotion will be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive marketing approval for neridronate or any future product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. While physicians may choose to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, we and any third parties engaged on our behalf are prohibited from marketing and promoting the products for indications and uses that are not specifically approved by the FDA or comparable foreign regulatory authorities. Regulatory authorities in the United States generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biopharmaceutical companies concerning off-label uses.
The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions, including false claims and other litigation under federal and state statutes. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The federal government has also required companies to enter into consent decrees and imposed permanent injunctions under which specified promotional conduct is changed or curtailed.
Furthermore, the use of our products for indications other than those approved by the FDA or comparable foreign regulatory authorities may not effectively treat such conditions. Any such off-label use of our product candidates could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use our products for these uses for which they are not approved, which could lead to product liability suits that might require significant financial and management resources and that could harm our reputation.
The FDA’s policies, and those of equivalent foreign regulatory agencies, may change and additional government regulations may be enacted that could cause changes to or delays in the drug review process or suspend or restrict marketing approval of neridronate or any future product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability, which would harm our business, financial condition, results of operations and prospects.
Our future growth may depend, in part, on our ability to commercialize neridronate or any future product candidates in Canada and Mexico and, if we exercise our option under the Abiogen License Agreement, in markets outside the North America Territory (as defined below), in each case where we would be subject to additional regulatory burdens and other risks and uncertainties.
We do not currently plan to seek regulatory approval for neridronate outside the United States. Under the Abiogen License Agreement, we currently have commercialization rights in the United States, Canada and Mexico (the “North America Territory”). Our future growth may depend, in part, on our ability to develop and commercialize neridronate or any future product candidates in Canada and Mexico and in other foreign markets in which we may determine to exercise our option to obtain commercialization rights under the Abiogen License Agreement during a specified period and for a specified fee. There can be no assurance that we will ever exercise such option to expand into additional territories outside of the North America Territory. We are not permitted to market or promote neridronate or any future product candidates before we receive regulatory approval from applicable regulatory authorities in such foreign markets, and we may never receive such regulatory approvals for neridronate or any future product candidates.
To obtain separate regulatory approval in other countries where we have commercialization rights, we must comply with numerous and varying regulatory requirements regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of neridronate or any future product candidates. If we obtain regulatory approval of neridronate or any future product candidates and ultimately decide to commercialize our products in foreign markets in countries where we have commercialization rights, we would be subject to additional risks and uncertainties, including:
•	different regulatory requirements for approval of drugs in foreign countries where we have commercialization rights;
•	reduced protection for intellectual property rights;
•	the existence of additional third-party patent rights of potential relevance to our business;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;
•	economic weakness, including inflation, or political instability in particular foreign economies and markets;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
•	foreign reimbursement, pricing and insurance regimes;
•	workforce uncertainty in countries where we have commercialization rights where labor unrest is common;
•	revenues from geographic expansion would not recoup the associated expansion costs;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.
Risks Related to Our Business and Operations, Employee Matters and Managing Growth
If our information technology systems, those of third parties with whom we work or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits and other adverse consequences.
In the ordinary course of our business, we and the third parties with whom we work collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, business plans, and trade secrets (collectively, “sensitive information”).
Cyber-attacks, malicious internet-based activity, online and offline fraud and other similar activities threaten the confidentiality, integrity and availability of our sensitive information and information technology systems and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states and nation-state-supported actors.
Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, clinical trials and other business activities.
We and the third parties with whom we work are subject to a variety of evolving threats, including social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI and other similar threats.
In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, inability to conduct our clinical development and other business activities, loss of sensitive information and income, reputational harm and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
It may be difficult and costly to detect, investigate, mitigate, contain and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain and remediate a security incident could result in outages, data losses and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.
Remote work has increased risks to our information technology systems and data, as our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.
Business transactions (such as acquisitions or integrations) expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
We rely on third parties to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption—as has occurred in the past such as in relation to a service provider’s incident that resulted in the potential compromise of certain business contact information—we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.
In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.
While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate and remediate vulnerabilities in our information systems (such as our hardware and software, including that of third parties with whom we work). We have not and may not in the future, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we have and may in the future experience delays in deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.
Any of the previously identified or similar threats has in the past and may in the future cause a security incident or other interruption that has in the past and may in the future result in unauthorized, unlawful or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of or access to our sensitive information or our information technology systems or those of the third parties with whom we work. For example, we have been the target of phishing attempts in the past, and expect such attempts will continue in the future. A security incident or other interruption could disrupt our clinical development and other business activities, as well as the activities of third parties with whom we work.
We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations have required us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.
Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators and investors, of security incidents or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.
If we or a third party with whom we work experiences a security incident or is perceived to have experienced a security incident, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits and inspections), additional reporting requirements and oversight, restrictions on processing sensitive information (including personal data), litigation (including class claims), indemnification obligations, negative publicity, reputational harm, monetary fund diversions, diversion of management attention, interruptions in our operations (including availability of data), financial loss and other similar harms. Security incidents and attendant material consequences could also disrupt our clinical development activities and adversely affect our relationships with collaborators, vendors and other business partners.
Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all or that such coverage will pay future claims.
In addition to experiencing a security incident, third parties may gather, collect or infer sensitive information about us from public sources, data brokers or other means that reveal competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, our sensitive information could be leaked, disclosed or revealed as a result of or in connection with our employees’, personnel’s or vendors’ use of generative AI technologies.
We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation (including class claims) and mass arbitration demands, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits and other adverse business consequences.
In the ordinary course of business, we process sensitive information. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations relating to data privacy and security. In the United States, federal, state and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (for example, Section 5 of the Federal Trade Commission Act) and other similar laws (for example, wiretapping laws). For example, HIPAA, as amended by the HITECH Act, imposes specific requirements relating to the privacy, security and transmission of individually identifiable protected health information by covered entities, business associates and their covered subcontractors.
Numerous U.S. states have enacted comprehensive privacy and health information laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct or delete certain personal data and to opt-out of certain data processing activities, such as targeted advertising, profiling and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive categories of data, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the CCPA applies to personal data of consumers, business representatives and employees who are California residents and requires businesses subject to the CCPA to provide specific disclosures in privacy notices and respond to requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. The CCPA and other comprehensive U.S. state privacy and health information laws exempt some data processed in the context of clinical trials, but these developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.
Outside the United States, an increasing number of laws, regulations and industry standards govern data privacy and security. For example, the EU GDPR and UK GDPR impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. In Europe, the Network and Information Security Directive (“NIS2”) regulates resilience and incident response capabilities of entities operating in a number of sectors, including the health sector. Non-compliance with NIS2 may, similar to non-compliance with other privacy or security laws, lead to adverse consequences.

Our employees and personnel use generative and other AI technologies to perform their work, and the disclosure and use of personal data in AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating AI technologies. Our use of this technology could result in additional compliance costs, regulatory investigations and actions and lawsuits. If we are unable to use AI technologies, it could make our business less efficient and result in competitive disadvantages.
Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the UK have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws they generally believe are inadequate. Other jurisdictions where we have commercialization rights may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States and other jurisdictions in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States or other jurisdictions (as applicable). If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States or other jurisdictions or if the requirements for a legally compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants and activist groups.
Additionally, the DOJ issued a rule entitled Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restrictions on certain data transactions involving countries of concern (for example, China, Russia and Iran) and covered persons (i.e., individuals and entities who are designated as such by the U.S. Attorney General or are considered “foreign persons” and majority owned by, organized under the laws of, primarily resident in, or a contractor of a covered person or country of concern, as applicable) that, as applicable, impacts certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours and may impact our ability to transfer data in connection with certain transactions or agreements.
We are bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We publish privacy policies, marketing materials and other statements concerning data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences. We also are or may in the future become subject to industry standards relating to data privacy and security.
Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems and practices and to those of any third parties that process personal data on our behalf.
We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (for example, investigations, fines, penalties, audits, inspections and similar), litigation (including class-action claims) and mass arbitration demands, additional reporting requirements or oversight, bans or restrictions on processing personal data, orders to destroy or not use personal data and imprisonment of company officials. In particular, plaintiffs have become increasingly active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per-violation basis and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations.
Any of these events could have a material adverse effect on our reputation, business or financial condition, including: loss of customers, interruptions or stoppages in our business operations (including, as relevant, clinical trials), inability to process personal data or to operate in certain jurisdictions, limited ability to develop or commercialize our products, expenditure of time and resources to defend any claim or inquiry, adverse publicity or substantial changes to our business model or operations.
We are highly dependent on the services of our senior management team, and if we are not able to retain members of our management team and recruit and retain additional management, clinical and scientific personnel, our business will be harmed.
We are highly dependent on our senior management team. The employment agreements we have with these officers do not prevent such persons from terminating their employment with us at any time. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives. In addition, we will need to attract, retain and motivate highly qualified additional management, clinical and scientific personnel. If we are not able to retain our management and to attract, on terms acceptable to us, additional qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow.
We may not be able to attract or retain qualified personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses. Many of the other pharmaceutical companies that we compete against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer operating history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates and consultants than what we have to offer. If we are unable to attract, retain and motivate high-quality personnel and consultants to accomplish our business objectives, the rate and success at which we can discover and develop product candidates and our business will be limited and we may experience constraints on our development objectives.
We rely on consultants, independent contractors, and third-party service providers, and any reclassification of such workers as employees could result in significant liability.
We rely on consultants, independent contractors, and third-party service providers, including CROs and contract development and manufacturing organizations (“CDMOs”), to conduct our research and development activities, including for CRPS-RISE. We classify these individuals and entities as independent contractors or third-party vendors rather than as employees. The legal standards governing worker classification are complex, vary by jurisdiction, and continue to evolve through legislative, regulatory, and judicial developments. If federal or state regulatory or judicial authorities were to determine that any of these workers should be reclassified as employees, we could be subject to liability for unpaid wages, benefits, payroll taxes, penalties, and other costs. Any such adverse determination could result in material additional costs, disrupt our operations, and divert management attention, any of which could have a material adverse effect on our business, financial condition, and results of operations.
We may be unable to enforce non-competition and non-solicitation agreements with our employees and consultants, which could allow key personnel to join competitors and harm our business.
We may rely on non-competition and non-solicitation agreements with certain of our employees, consultants, and advisors to protect our confidential information and competitive position. However, the enforceability of such agreements is subject to significant legal uncertainty and varies considerably by jurisdiction. In particular, California law generally prohibits the enforcement of non-compete agreements, and many of the scientific, clinical, and regulatory professionals upon whom we rely are based in California or may be subject to California law. Even in jurisdictions where non-compete agreements are generally enforceable, courts may decline to enforce them if they are deemed overbroad in scope, duration, or geography. In addition, there may be federal rules or laws that may restrict our ability to enforce non-compete agreements in the future. If we are unable to enforce non-competition or non-solicitation agreements with key personnel, those individuals may be free to join competitors or establish competing businesses, potentially taking with them knowledge of our neridronate development program, regulatory strategy, and clinical data. Any such outcome could have a material adverse effect on our competitive position, business, financial condition, and results of operations.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions, including civil or criminal penalties, private litigation and adverse publicity and could negatively affect our operating results and business.
We and any current and future collaborators may be subject to federal, state/provincial, municipal and foreign data protection laws and regulations, such as laws and regulations that address privacy and data security. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws, including Section 5 of the Federal Trade Commission Act, that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under HIPAA, as amended by the HITECH Act. Depending on the facts and circumstances, we could be subject to civil, criminal and administrative penalties if we violate HIPAA.
Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data or, in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our current or future collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.
Our ability to use our U.S. NOL carryforwards and certain other U.S. tax attributes may be limited.
As of December 31, 2025, we had U.S. federal NOL carryforwards of approximately $17.4 million. The amount of NOL carryforwards that we are permitted to deduct, for NOLs arising in taxable years beginning after December 31, 2017, is limited to 80% of taxable income in each such taxable year to which the NOL carryforwards are applied. In addition, our U.S. federal NOLs and tax credits may be subject to limitations under Sections 382 and 383 of the Code, if we have undergone or undergo an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders over a rolling three-year period. We may have experienced such ownership changes in the past and may experience ownership changes in the future as a result of shifts in our stock ownership, some of which are outside our control. As a result, our ability to utilize our NOL carryforwards could be limited by an “ownership change,” which could result in increased tax liability to us. Similar rules may apply under state tax laws. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.
Legislation or other changes in U.S. tax law may have a material adverse effect on our business, cash flow, financial condition or results of operations.
The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service (“IRS”) and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of Ambros Common Stock. In recent years, many changes have been made to applicable tax laws and changes are likely to continue to occur in the future. On July 4, 2025, the OBBBA was enacted into law. The OBBBA includes significant changes to the U.S. tax code, including restoration of immediate recognition of domestic research and development expenditures and reinstatement of 100% bonus depreciation for qualifying property. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations.
It cannot be predicted whether, when, in what form or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in our or our stockholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof. Investors should consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our capital stock.

We or the third parties upon whom we depend may be adversely affected by earthquakes, fires or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
If earthquakes, fires, other natural disasters, terrorism and similar events beyond our control prevent us from using all or a significant portion of our headquarters or other facilities, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We are in the process of preparing and implementing an incident response policy and business continuity plan. We may incur substantial expenses as a result of the absence or limited nature of our internal or third-party service provider disaster recovery and business continuity plans, which could have a material adverse effect on our business. In addition, the long-term effects of climate change on general economic conditions and the pharmaceutical manufacturing and distribution industry in particular are unclear, and changes in the supply, demand or available sources of energy and the regulatory and other costs associated with energy production and delivery may affect the availability or cost of goods and services, including raw materials and other natural resources, necessary to run our business. If such an event were to affect our supply chain, it could have a material adverse effect on our ability to conduct our clinical trials, our development plans and business.
Product liability lawsuits against us could cause us to incur substantial liabilities and could limit further commercialization of neridronate or any future product candidates.
We face an inherent risk of product liability exposure related to the testing of our current and any future product candidates in clinical trials and may face an even greater risk if we commercialize any product candidate that we may develop. If we cannot successfully defend ourselves against claims that any such product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•	decreased demand for any product candidate that we may develop;
•	product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	loss of revenue;
•	substantial monetary awards to trial participants or patients;
•	significant time and costs to defend the related litigation;
•	a diversion of management’s time and our resources;
•	withdrawal of clinical trial participants;
•	initiation of investigations by regulators;
•	the inability to commercialize any product candidate that we may develop;
•	injury to our reputation and significant negative media attention; and
•	harm to our business, financial condition, results of operations and prospects.
Although we will seek to procure and maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials and if we successfully commercialize any product candidate. Insurance coverage can be increasingly expensive. We may not be able to obtain or maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Although we will maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.
We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.
As of August 31, 2026, we had 32 full-time employees. As we advance our research and development programs and plans, we may need to further increase the number of our employees and the scope of our operations, particularly in the areas of clinical development, manufacturing, general and administrative matters as we prepare for operating as a public company, regulatory affairs and, if neridronate or any future product candidate receives marketing approval, sales, marketing and distribution. To manage any future growth, we must:
•	identify, recruit, integrate, maintain and motivate additional qualified personnel;

•	manage our development efforts effectively, including the initiation and conduct of clinical trials for neridronate or any future product candidates; and
•	improve our operational, financial and management controls, reporting systems and procedures.
Our future financial performance and our ability to develop, manufacture and commercialize neridronate or any future product candidates, if approved, will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert financial and other resources and a disproportionate amount of its attention away from day-to-day activities to managing these growth activities.
If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our current and future product candidates and, accordingly, may not achieve our research, development and commercialization goals.
Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.
We are exposed to the risk of fraud or other misconduct or improper activities by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include insider trading, intentional failures to comply with FDA regulations or the regulations applicable in other jurisdictions, provide accurate information to the FDA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations, any of which could have a negative impact on our business, financial condition, results of operations and prospects.
If we, our current and future collaborators, or any CMOs or suppliers engaged by us or our current and future collaborators fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.
We, our current and future collaborators and any CDMOs and suppliers we or our current and future collaborators engage are subject to numerous federal, state and local environmental, health and safety laws, regulations and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at third-party facilities. We could also incur significant costs associated with civil or criminal fines and penalties.
Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research and product development efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Failure to comply with these laws, regulations and permitting requirements also may result in substantial fines, penalties or other sanctions or business disruption, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Any third-party CDMOs and suppliers we engage will also be subject to these and other environmental, health and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or an interruption in operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
International trade policies, including tariffs, sanctions and trade barriers, may adversely affect our business, financial condition, results of operations and prospects.
We operate in a global economy, which includes utilizing third-party suppliers in several countries outside the United States. There is inherent risk, based on the complex relationships among the U.S. and the countries in which we conduct our business, that political, diplomatic and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect our business and operations. The current international trade and regulatory environment is subject to significant ongoing uncertainty. The U.S. government has announced substantial new tariffs affecting a wide range of products and jurisdictions where we have commercialization rights and has indicated an intention to continue developing new trade policies, including with respect to the pharmaceutical industry. In response, certain foreign governments of countries where we have commercialization rights have announced or implemented retaliatory tariffs and other protectionist measures. These developments have created a dynamic and unpredictable trade landscape, which may adversely impact our business, results of operations, financial condition and prospects.
We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on our current and future collaborators and third parties for the manufacture of neridronate or any future product candidates for clinical testing, as well as for manufacture of any products that we may commercialize, if approved. Currently, our product supplier, Abiogen, is located in Italy. We also rely on specialized laboratory equipment, supplies and materials, all or part of which we believe may be ultimately sourced from multiple countries outside the United States, to advance our research and development efforts.
Current or future tariffs could result in increased research and development expenses, including with respect to increased costs associated with active pharmaceutical ingredients, raw materials, laboratory equipment and research materials and components. In addition, such tariffs could increase our supply chain complexity and could also potentially disrupt our existing supply chain. Trade restrictions affecting the import of materials necessary for clinical trials could result in delays to our development timelines. Increased development costs and extended development timelines could place us at a competitive disadvantage compared to companies operating entirely domestically or in regions with more favorable trade relationships and could reduce investor confidence, negatively impacting our ability to secure additional financing on favorable terms or at all. In addition, as we advance toward commercialization in the future, tariffs and trade restrictions could hinder our ability to establish cost-effective production capabilities, negatively impacting our growth prospects.
The complexity of announced or future tariffs may also increase the risk that we or our customers or suppliers may be subject to civil or criminal enforcement actions in the United States or foreign jurisdictions related to compliance with trade regulations. In addition, the United States and other governments have imposed and may continue to impose additional sanctions, such as trade restrictions or trade barriers, which could restrict us from doing business directly or indirectly in or with certain countries or parties and may impose additional costs and complexity to our business.
Trade disputes, tariffs, restrictions and other political tensions between the United States and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability and economic recessions or downturns. The ultimate impact of current or future tariffs and trade restrictions remains uncertain and could materially and adversely affect our business, financial condition, results of operations and prospects. While we actively monitor these risks, any prolonged economic downturn, escalation in trade tensions or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, ability to access the capital markets or other financing sources, results of operations, financial condition and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this proxy statement/prospectus.
Risks Related to Government Regulatory and Legal Requirements
Our relationships with customers, physicians and third-party payors may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, other healthcare laws and regulations and health data privacy and security laws and regulations, contractual obligations and self-regulatory schemes. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.
Healthcare providers and third-party payors in the United States will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors may subject us to various federal and state fraud and abuse laws and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal false claims laws, the health care fraud provisions of HIPAA and the federal Physician Payments Sunshine Act and their implementing regulations. These laws will impact, among other things, our clinical research, as well as our proposed sales and marketing programs. In addition, we may be subject to health information privacy and security laws by the federal government, including HIPAA, as amended by the HITECH Act, the states and other jurisdictions in which we may conduct our business. For more information, see the section entitled “Information Regarding Ambros—Other U.S. Healthcare Laws and Compliance Requirements” of this proxy statement/prospectus.
Because of the breadth of these laws and the limited statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.
If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations.
Healthcare legislative reform measures may have a negative impact on our business and results of operations.
In the United States, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. For more information, see the section entitled “Information Regarding Ambros—Healthcare Reform in the United States and Potential Changes to Healthcare Laws” of this proxy statement/prospectus.
Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives, including the ACA, which substantially changed the way healthcare is financed by both the government and private insurers and significantly impacts the U.S. pharmaceutical industry. Since its enactment, there have been judicial, congressional and executive branch challenges and amendments to certain aspects of the ACA. For example, on July 4, 2025, the OBBBA was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA is also expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future.
Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical and biologic products. In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs.
We cannot be sure whether additional legislative changes will be enacted, whether FDA regulations, guidance or interpretations will be changed or what the impact of such changes on the marketing approvals of neridronate or any future product candidates, if any, may be. The current administration is pursuing policies to reduce regulations and expenditures across government including at HHS, FDA, CMS and related agencies. For example, the current administration has announced TrumpRx, which allows U.S. patients and Medicaid programs prescription drug MFN pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions include, for example, (1) directing agencies to reduce workforce and implement program cuts, (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing MFN pricing for pharmaceutical products, (3) imposing tariffs on certain imported pharmaceutical products, and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, in January 2026, the current administration called on Congress to enact “The Great Healthcare Plan,” to codify and expand MFN pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the Loper-Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations.
Congress may introduce and ultimately pass health care-related legislation that could, among others, impact the drug approval process, modify the Medicare Drug Price Negotiation Program, expand the orphan drug exclusion under the IRA and reduce Medicaid enrollment and funding.
In addition, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on June 15, 2026, the FDA approved Colorado’s Section 804 Importation Program, or SIP, proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this and Florida’s similar program, approved by the FDA in 2024, will be implemented and whether they will overcome potential legal, regulatory, or industry challenges in the United States and/or Canada.
We cannot predict what healthcare reform initiatives may be adopted in the future. We expect that these and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs.
Changes in government pricing policies, including the enactment of MFN pricing legislation, could adversely affect our business.
Our business could be materially and adversely affected by changes in government pricing policies as described above, including recently proposed or enacted MFN pricing legislation or executive actions. For example, an executive order issued on May 12, 2025, directed the Department of Health and Human Services to establish MFN price targets, and, if progress toward these targets is insufficient, to pursue rulemaking that could require sale of certain products in the United States at prices no higher than those charged in comparable developed nations. The scope, application, and implementation of MFN pricing policies remain uncertain and evolving, and we cannot predict the extent to which any such policies will apply to neridronate or the timing of any such application. As neridronate is currently marketed in Italy by Abiogen, we believe we may face heightened MFN pricing risk compared to companies developing novel compounds for which no reference-country commercial price yet exists. Any MFN pricing policy that references the pricing of neridronate in any other country where it is commercially available could require us to sell neridronate in the United States at a price substantially below the price we would otherwise seek to charge. The extent, timing, and ultimate effect of MFN pricing policies on neridronate are uncertain, and we cannot predict the potential impact on our pricing, reimbursement, or profitability. If MFN pricing policies are implemented in a manner that materially reduces the price at which we are able to sell neridronate in the United States, our revenue and margins could be materially and adversely affected, which could impair our ability to fund our operations, attract investment, and achieve or maintain profitability. Any such outcome could have a material adverse effect on our business, financial condition, results of operations, and prospects.
We may be exposed to liabilities under the FCPA and similar anti-corruption and anti-bribery laws, as well as trade sanctions, embargoes and anti-money laundering laws and regulations. Compliance with these legal standards could hinder our ability to compete in certain markets. We can face criminal liability and other serious consequences for violations, which can harm our business.
Our operations are subject to U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. The FCPA and these other laws generally prohibit us, our officers and our employees and intermediaries from, directly or indirectly, offering, authorizing or making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business or other advantage. We and our current collaborators engage third parties for clinical trials outside of the United States and may continue to do so in the future. Although not currently part of our business strategy, we may eventually also sell our products abroad if we enter a commercialization phase and/or obtain necessary permits, licenses, patent registrations and other regulatory approvals for any product sales outside the United States. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. As our business expands, the applicability of the FCPA and other anti-bribery laws to our operations will increase. If our procedures and controls to monitor anti-bribery compliance fail to protect us from reckless or criminal acts committed by our employees or agents or if we, or our employees, agents, contractors or other collaborators, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.
In addition, our products, if approved, may be subject to export controls, trade sanctions, embargoes and import laws and regulations in the United States and in foreign countries where we have commercialization rights. Governmental regulation of the import or export of our products or our failure to obtain any required import or export authorization for our products, when applicable, could harm our sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations or in the countries, persons or products targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business.

There is substantial uncertainty regarding the current administration’s initiatives and how these might impact the FDA, its implementation of laws, regulations, policies and guidance and its personnel. Similar initiatives may also be directed toward other government agencies. These initiatives could prevent, limit or delay the development or regulatory approval of neridronate or any future product candidates, or adversely impact their commercialization which could adversely affect our business.
FDA-regulated industries, such as ours, face substantial uncertainty regarding the regulatory environment we will face as we proceed with research and development, and possibly in future commercialization, efforts under the current administration. Some of these efforts have manifested to date in the form of personnel measures that could impact the FDA’s ability to hire and retain key personnel, which could result in delays in or limitations on our ability to obtain guidance from the FDA on neridronate or any future product candidates in development and obtain the requisite regulatory approvals in the future. Policy-related changes to approval standards for substantial evidence of effectiveness could delay or adversely impact review of neridronate. Moreover, the attempts to freeze or reduce the budget of the National Institutes of Health (“NIH”) related to its funding for medical research could decrease the ability of facilities that rely on NIH funding to enroll and conduct clinical trials or increase the costs to us of conducting clinical trials. There remains general uncertainty regarding future activities. The administration could issue or promulgate executive orders, regulations, policies or guidance that adversely affect us or create a more challenging or costly environment to pursue the development and sale of new therapeutic products. Pressures on and uncertainty surrounding the U.S. federal government’s budget and potential changes in budgetary priorities could adversely affect the funding for existing programs and grants and increase the costs to us of conducting clinical trials. Alternatively, state governments may attempt to address or react to changes at the federal level with changes to their own regulatory frameworks in a manner that is adverse to our operations. If we or our current or future collaborators become negatively impacted by future governmental orders, regulations, policies or guidance, there could be a material adverse effect on us and our business.
Risks Related to Third Party Relationships
We depend on the Abiogen License Agreement and the Abiogen Supply Agreement, and termination of these agreements could result in the loss of significant rights, which would materially harm our business.
We are dependent on technology, patents, know-how, and proprietary materials, both our own and licensed from others. We entered into the Abiogen License Agreement in December 2024 pursuant to which we were granted an exclusive, sublicensable license to develop and commercialize neridronate in the North America Territory. Any termination of this license will result in the loss of significant rights and could make it impossible for us to develop and commercialize neridronate. We also entered into the Abiogen Supply Agreement pursuant to which, if neridronate is approved, Abiogen will supply neridronate for commercial distribution in such jurisdictions. Abiogen supplies the neridronate drug substance used for CRPS-RISE, and Alcami Corporation (“Alcami”) manufactures the sterile IV drug product used in CRPS-RISE. Any termination of the Abiogen Supply Agreement will result in the loss of significant rights and will restrict our ability to develop and commercialize neridronate. For the supply of drug substance, we are obligated to pay Abiogen a transfer price equal to the cost of goods plus a low double-digit markup. In addition, we are obligated to pay Abiogen a mid-single-digit royalty on aggregate annual net sales of licensed products in our territory, subject to certain customary reductions and subject to a specified royalty floor. See the section entitled “Certain Relationships and Related Party Transactions of Ambros—Agreements with Abiogen Pharma SpA” of this proxy statement/prospectus for a description of the Abiogen License Agreement and the Abiogen Supply Agreement, including a description of the termination provisions of these agreements.
We are entirely dependent on Abiogen as our supplier of neridronate drug substance and, other than in the event of a supply failure as defined in our agreement, will depend on Abiogen as our supplier of commercial drug product. Abiogen currently manufactures neridronate for its own Italian commercial purposes, which represents a significantly smaller scale of manufacturing than would be required to meet U.S. commercial demand following FDA approval. There can be no assurance that our current or future manufacturers will be able to scale up their manufacturing operations to meet U.S. commercial demand in a timely manner, or that any scale-up will not introduce quality, consistency, or compliance issues that could delay or prevent commercialization. Manufacturing scale-up for pharmaceutical products is a complex and uncertain process, and changes in manufacturing processes or batch sizes can affect product quality, stability, and regulatory compliance in ways that are difficult to predict. Abiogen’s manufacturing facilities are subject to inspection by the FDA and other regulatory authorities for compliance with cGMP requirements. Any failure by our current or future manufacturers to comply with cGMP requirements could severely impact our ability to supply neridronate for clinical or commercial purposes. We have limited ability to control manufacturing operations or to compel compliance with regulatory requirements beyond the contractual protections, and there can be no assurance that those contractual protections will be sufficient to prevent or remediate a cGMP compliance failure. If our current or future manufacturers are unable or unwilling to supply neridronate drug substance or drug product at the necessary scale or quality, we may not be able to identify and qualify an alternative supplier in a timely manner. Neridronate is an aminobisphosphonate with specific chemical and manufacturing characteristics, and the number of contract manufacturers with the capability and regulatory standing to manufacture neridronate to the specifications required for commercial use is limited. Any transfer of manufacturing to an alternative supplier would take significant time and resources and could delay commercialization by a year or more. The Abiogen Supply Agreement requires Abiogen to engage a backup CMO for commercial drug product supply, and the Abiogen License Agreement requires Abiogen to maintain a reserve of a defined period of our drug substance requirements; however, these contractual protections may be insufficient in the event of a prolonged or severe supply disruption, and we may not be able to enforce our contractual rights in a timely manner or at all. Any disruption to our current or future manufacturers’ operations, including financial distress, action by regulatory authorities, natural disaster, labor dispute, or geopolitical developments affecting their manufacturing facilities, could have a material adverse effect on our ability to supply neridronate for clinical or commercial purposes.
Furthermore, any changes to our current or future manufacturers’ manufacturing facilities, processes, equipment, or batch sizes that are required to scale up production to meet U.S. commercial demand will be subject to review and approval by multiple regulatory authorities. Changes to a manufacturing facility or process that are deemed material by any of these regulatory authorities may require prior approval before implementation, which could take months or years to obtain. Such regulatory authorities may have differing requirements with respect to the scope and documentation of manufacturing changes, and satisfying the requirements of all applicable regulatory authorities simultaneously may be complex, time-consuming, and costly. If our current or future manufacturers are required to make facility or process changes to scale up manufacturing and any such changes are not approved by the appropriate regulatory authorities in a timely manner, or if any such changes result in product quality, consistency, or compliance issues, our ability to supply neridronate for clinical or commercial purposes could be materially and adversely affected. In addition, any manufacturing facility used to produce neridronate for commercial sale in the United States will be subject to pre-approval inspection by the FDA, and any deficiencies identified during such inspection could delay or prevent approval of our NDA, regardless of the clinical data supporting approval.
We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below under “Risk Factors—Risks Related to Ambros—Risks Related to Intellectual Property.” If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.
We and our current and future collaborators rely, and expect to continue to rely, on third-party manufacturers, CROs, CDMOs and suppliers to supply, develop and test components of neridronate or any future product candidates. The loss of our third-party manufacturers, CROs, CDMOs or suppliers, their failure to comply with applicable regulatory requirements or to supply sufficient quantities at acceptable quality levels or prices, or at all, or changes in methods of product candidate manufacturing, development or formulation would materially and adversely affect our business.
We do not own or operate facilities for drug manufacturing, storage, distribution or quality testing. We currently rely exclusively, and may continue to rely exclusively, on Abiogen and third-party contract manufacturers to manufacture and test bulk drug substances, drug products, raw materials, samples, components or other materials. Reliance on third-party manufacturers may expose us to different risks than if we were to manufacture product candidates ourselves. There can be no assurance that our preclinical and clinical development product supplies will not be limited, interrupted, terminated or of satisfactory quality or continue to be available at acceptable prices. In addition, any replacement of our manufacturer could require significant effort and expertise because there may be a limited number of qualified replacements.
The manufacturing process for a product candidate is subject to FDA review and foreign regulatory authority review in countries where we have commercialization rights. In some cases, we, Abiogen and our suppliers and manufacturers, some of which may be our sole source of supply, must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as GMPs. In particular, our supplier of neridronate manufactures neridronate at its facilities and any changes to those facilities or manufacturing processes required to scale up production to meet U.S. commercial demand will be subject to review by the FDA and applicable Italian regulatory authorities. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA and other comparable foreign regulatory authorities in countries where we have commercialization rights. If our or our current and future collaborators’ contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA and other comparable foreign regulatory authorities in countries where we have commercialization rights, we may not be able to rely on their manufacturing facilities for the manufacture of elements of neridronate or any future product candidates. Moreover, we do not control the manufacturing process at our or our current or future collaborators’ contract manufacturers and are completely dependent on them for compliance with current regulatory requirements. In the event that our current or future collaborators or any of our manufacturers fails to comply with such requirements or to perform its obligations in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we or our current or future collaborators may be forced to enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all, or the clinical development of neridronate or any future product candidates may be delayed. In some cases, the technical skills or technology required to manufacture neridronate or any future product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such to another third party.
These factors would increase our reliance on our current or future collaborators or such manufacturers or require us to obtain a license from such manufacturers in order to enable us, or to have another third party, manufacture neridronate or any future product candidates. If we or our current or future collaborators are required to change manufacturers for any reason, we or our current or future collaborators will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines; and we or our current or future collaborators may be required to repeat some of the development program. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.
We expect to continue to rely on third-party manufacturers if we receive regulatory approval for neridronate or any future product candidates. We will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. Any manufacturing facilities used to produce our products will be subject to periodic review and inspection by the FDA and foreign regulatory authorities in countries where we have commercialization rights, including for continued compliance with cGMP requirements, quality control, quality assurance and corresponding maintenance of records and documents. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize neridronate or any future product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements, comply with GMPs or maintain a compliance status acceptable to the FDA or foreign regulatory authorities in countries where we have commercialization rights could adversely affect our business in a number of ways, including:
•	delay in the progress on certain research programs;
•	an inability to initiate or continue clinical trials of product candidates under development;
•	delay in submitting regulatory applications or receiving regulatory approvals for product candidates;
•	loss of the cooperation of existing or future collaborators;
•	subjecting third-party manufacturing facilities to additional inspections by regulatory authorities;
•	requirements to cease distribution or to recall batches of neridronate or any future product candidates; and
•	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our therapeutics.
Additionally, our or our current and future collaborators’ contract manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our or our current and future collaborators’ contract manufacturers were to encounter any of these difficulties, our ability to provide neridronate to patients in clinical trials or any future product candidates to patients in preclinical and clinical trials, or to provide product for treatment of patients once approved, would be jeopardized.
In addition, we currently rely on our collaborators and foreign CDMOs for manufacturing and development activities and may rely on foreign CROs and CDMOs in the future. Foreign CDMOs and our current and future collaborators may be subject to U.S. legislation, sanctions, trade restrictions and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to us, delay the procurement or supply of such material or have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies.
For example, the BIOSECURE Act, which was enacted in December 2025, prohibits U.S. federal agencies from entering into or renewing a contract with any company that uses biotechnology equipment or services produced or provided by a “biotechnology company of concern” in the performance of that contract, which may impact one of our CDMOs. It also prohibits loans or grant funding from U.S. federal agencies to entities that use any biotechnology equipment or services produced or provided by a “biotechnology company of concern” in the performance of the government grant or loan. The effects of this legislation are unknown; however, it could have the downstream effect of restricting the ability of pharmaceutical companies that enter into contracts with or receive funding from U.S. federal agencies from purchasing services or equipment from certain Chinese biotechnology companies, including those that are specifically named in the proposed BIOSECURE Act, as well as supply chain disruptions or delays. In addition to the BIOSECURE Act, any additional executive action, legislative action or potential sanctions with China could materially impact our work. U.S. executive agencies have the ability to designate entities and individuals on various governmental prohibited and restricted parties lists. Depending on the designation, potential consequences can range from a comprehensive prohibition on all transactions or dealings with designated parties or a limited prohibition on certain types of activities, such as exports and financing activities, with designated parties.
Furthermore, as current and future product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause neridronate or any future product candidates to perform differently and affect the results of current or future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of neridronate or any future product candidates and jeopardize our ability to commercialize neridronate or any future product candidates, if approved, and generate revenue.
We rely, and expect to continue to rely, on third parties, including our current and future collaborators, independent clinical investigators, contracted laboratories and CROs, to conduct our preclinical studies, if applicable, and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize neridronate or any future product candidates and our business could be substantially harmed.
We have relied upon and plan to continue to rely upon third parties, including our current and future collaborators, independent clinical investigators, contracted laboratories and third-party CROs, to conduct preclinical studies and clinical trials in accordance with applicable regulatory requirements, to validate assays and to monitor and manage data for our ongoing clinical programs. We and our current and future collaborators have and continue to rely on these parties for execution of preclinical studies and clinical trials and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our current and future collaborators’ third-party contractors and CROs are required to comply with GLPs, as applicable, and GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities in countries where we have commercialization rights for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible, reproducible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Regulatory authorities enforce these GLPs and GCPs through periodic inspections of laboratories conducting GLP studies, trial sponsors, principal investigators and trial sites. If we, our current or future collaborators, investigators or any CROs or contracted laboratories fail to comply with applicable GLPs and GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require additional preclinical studies or clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our or our current and future collaborators’ preclinical studies or clinical trials comply with applicable GLP or GCP regulations. In addition, our clinical trials must be conducted with product produced in compliance with applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat preclinical studies or clinical trials, amongst other items, which would delay the regulatory approval process.

Further, these laboratories, investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to neridronate or any future product candidates and clinical trials. If independent laboratories, investigators or CROs fail to devote sufficient resources to the development of neridronate or any future product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.
Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.
There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. If any of our or our current and future collaborators’ relationships with these third-party laboratories, CROs or clinical investigators terminate, we may not be able to enter into arrangements with alternative laboratories, CROs or investigators or to do so in a timely manner or on commercially reasonable terms. If laboratories, CROs or clinical investigators do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our and our current and future collaborators’ preclinical or clinical protocols, regulatory requirements or for other reasons, our and our current and future collaborators’ preclinical or clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize neridronate or any future product candidates. As a result, our results of operations and the commercial prospects for neridronate or any future product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.
Switching or adding additional laboratories or CROs (or investigators) involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new laboratory or CRO commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our contracted laboratories and CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and results of operations.
In addition, clinical investigators may serve as scientific advisors or consultants to us or our current and future collaborators from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest or the FDA concludes that the financial relationship may have affected the interpretation of the preclinical study or clinical trial, the integrity of the data generated at the applicable preclinical study or clinical trial site may be questioned and the utility of the preclinical study or clinical trial itself may be jeopardized, which could result in a delay in, or rejection by the FDA. Any such delay or rejection could prevent us from commercializing our clinical-stage product candidate or any future product candidates.
The manufacturing of neridronate or any future product candidates is complex, and our current and future collaborators’ and our third-party manufacturers may encounter difficulties in production. If we, our current and future collaborators or any of our and our current and future collaborators’ third-party manufacturers encounter such difficulties, our ability to provide supply of neridronate or any future product candidates for clinical trials, our ability to obtain marketing approval or our ability to provide supply of our products for patients, if approved, could be delayed or stopped.
The process of manufacturing pharmaceuticals is complex, time-consuming, highly regulated and subject to multiple risks. Currently, Abiogen is the sole supplier of our drug substance for CRPS-RISE and will be the sole supplier of commercial drug product if neridronate is approved in a jurisdiction where we have commercialization rights. Our and our current and future collaborators’ contract manufacturers must comply with legal requirements, GMPs and guidelines for the manufacturing of pharmaceuticals used in clinical trials and, if approved, marketed products. Our contract manufacturers may have limited experience in the manufacturing of cGMP batches.
Manufacturing pharmaceuticals is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process, amongst other items. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered at our third-party manufacturers’ facilities, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely affect our business.
In addition, there are risks associated with large-scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with GMPs, lot consistency and timely availability of raw materials. Even if we or our current or future collaborators obtain regulatory approval for neridronate or any future product candidates in additional jurisdictions, there is no assurance that our current and future manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and prospects.
Scaling up a pharmaceutical manufacturing process is a difficult and uncertain task, and our or our current or future collaborators’ third-party manufacturers may not have the necessary capabilities to complete the implementation, manufacturing and development process. If we or our current or future collaborators are unable to adequately validate or scale up the manufacturing process at our or our current or future collaborators’ current manufacturers’ facilities, we or our current or future collaborators will need to transfer to another manufacturer and complete the manufacturing validation process, which can be lengthy. If we or our current or future collaborators are able to adequately validate and scale up the manufacturing process for neridronate or any future product candidates with a contract manufacturer, we or our current or future collaborators will still need to negotiate with such contract manufacturer an agreement for commercial supply and it is not certain we will be able to come to agreement on terms acceptable to us.
We cannot ensure that any stability or other issues relating to the manufacture of neridronate or any future product candidates will not occur in the future. If our or our current or future collaborators’ third-party manufacturers were to encounter any of these difficulties, our ability to provide any product candidates to patients in planned clinical trials and products to patients, once approved, would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of planned clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of neridronate or any future product candidates or products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls or other interruptions in the supply of neridronate or any future product candidates or products. We may also have to take inventory write-offs and incur other charges and expenses for product candidates or products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could adversely affect our business and delay or impede the development and commercialization of neridronate or any future product candidates or products, if approved, and could have an adverse effect on our business, prospects, financial condition and results of operations.
As part of our or our current or future collaborators’ process development efforts, we or our current or future collaborators also may make changes to the manufacturing processes at various points during development, for various reasons, such as controlling costs, achieving scale, decreasing processing time, increasing manufacturing success rate or other reasons. Such changes carry the risk that they will not achieve their intended objectives, and any of these changes could cause neridronate or any future product candidates to perform differently and affect the results of our current or future clinical trials. In some circumstances, changes in the manufacturing process may require us to perform comparability or other studies and to collect additional data from patients prior to undertaking more advanced clinical trials. For instance, changes in our process during the course of clinical development may require us to show the comparability of the product used in earlier clinical phases or at earlier portions of a trial to the product used in later clinical phases or later portions of the trial.
In addition, given the lead times we must provide to Abiogen with respect to the commercial supply of neridronate, we must place purchase orders based on projected demand, in advance of knowing the market acceptance of neridronate for the treatment of CRPS-1. Such projections involve risks and uncertainties. For example, we may be unable to swiftly accommodate for unforeseen increases in commercial demand for neridronate given the lead times we must provide to

Abiogen and limitations on Abiogen’s manufacturing capacity for neridronate. These risks may result in additional costs or delays in manufacturing clinical materials for our product candidates when and if we actually need them and commercial materials for neridronate and may result in having too little or too much of our product candidates or neridronate in inventory to meet actual demand.
Any performance failure on the part of our current or future manufacturers could delay, as applicable, clinical development or marketing approval or commercialization efforts for neridronate and any future product candidates, if approved. If our existing or future manufacturers cannot perform as agreed, we may be required to replace such manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement. In addition, we may not be able to establish new agreements on acceptable terms, if at all, with such alternative manufacturers. Further, Abiogen has an exclusive right to produce neridronate, subject to limited exceptions, which could impact our ability to find a replacement manufacturer for neridronate in a short period of time, if needed. Additionally, establishing a replacement manufacturer for neridronate or our product candidates, if required, is unlikely to be accomplished in a timely or cost-effective manner, if at all. Furthermore, despite our efforts, we may be unable to procure a replacement supplier or do so on commercially reasonable terms, which could have a material adverse impact upon our business, results of operations and financial condition. If we or our current or future collaborators are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory approval, which could result in further delay.
Our existing collaborations, such as the Abiogen License Agreement and the Abiogen Supply Agreement, are, and our future collaborations may be, important to our business. If we are unable to enter into new collaborations, or if our collaborations are not successful, our business could be adversely affected.
A part of our strategy is to systematically evaluate and, as deemed appropriate, enter into collaborations when strategically attractive, including potentially with major biotechnology or pharmaceutical companies. We have limited capabilities for product development and do not yet have any capability for commercialization. Accordingly, we have entered into, and may enter into, collaborations with other companies to provide us with important technologies and funding for our programs and technology, such as the Abiogen License Agreement and the Abiogen Supply Agreement. If we fail to enter into or maintain collaborations on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates could be delayed or limited, the commercial potential of neridronate or any future product candidates could change and our costs of development and commercialization could increase. Furthermore, we may find that our programs require the use of intellectual property rights held by third parties, and the growth of our business may depend in part on our ability to acquire or in-license these intellectual property rights.
Our existing collaboration with Abiogen and any future collaborations we may enter into may pose a number of risks, including, but not limited to, the following:
•	collaborators have significant discretion in determining the efforts and resources that they will apply;
•	collaborators may not perform their obligations as expected;
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collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as a strategic transaction that may divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products, if approved, and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of neridronate or any future product candidates;

•	collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;
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collaborators with marketing and distribution rights to one or more of neridronate or any future product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;
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if a collaborator of ours is involved in a business combination, the collaborator might de-emphasize or terminate the development or commercialization of any product candidate licensed to it by us; and

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collaborations may be terminated by the collaborator, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our future collaborations do not result in the successful discovery, development and commercialization of product candidates or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under such collaboration. Additionally, if one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected.
We face significant competition in seeking appropriate collaborative partners. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon an assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors relating to our business. These factors may include the design or results of preclinical studies or clinical trials, the likelihood of regulatory approval, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of any uncertainty with respect to our ownership of technology (which can exist if there is a challenge to such ownership regardless of the merits of the challenge) and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us.
We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization, reduce the scope of any sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop product candidates or bring them to market and generate product revenue.
We rely on a limited number of third parties for the supply of the drug substance and drug product used in neridronate, and the loss of any of these suppliers could significantly harm our business.
We rely on third parties for the supply of the drug substance and drug product used in neridronate. Under the Abiogen License Agreement, Abiogen is the sole supplier of neridronate drug substance and is obligated to supply our requirements for clinical use, either directly from its own manufacturing facilities or through CMOs of its choosing. Neridronate drug product for use in our CRPS-RISE Phase 3 trial is manufactured as a sterile IV solution by Alcami. Under the Abiogen Supply Agreement, Abiogen is responsible for supplying all of our commercial drug product requirements, either from its own facilities or through CMOs of its choosing, and is required to engage a backup CMO for commercial drug product supply. Our ability to continue to develop neridronate, and to ultimately supply our commercial products in quantities sufficient to meet market demand, depends in part on our ability to obtain the drug substance and drug product for neridronate and other future product candidates in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. We do not currently have arrangements in place for a redundant or second-source supply of the neridronate drug substance or the clinical drug product used in CRPS-RISE in the event Abiogen or Alcami, as applicable, ceases its operations, stops supplying us with sufficient quantities of such materials for any reason or, in the case of Abiogen, our agreements are terminated.
We are not certain that our suppliers will be able to meet our demand for neridronate or any future product candidates, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand on a timely basis in the past, they may subordinate our needs in the future to their other customers.
In addition to manufacturing neridronate and any future product candidates in the quantities that we believe would be required to meet anticipated market demand, our third-party manufacturers may need to increase manufacturing capacity and, in some cases, alternative sources of commercial supply may need to be secured, which could involve significant challenges and may require additional regulatory approvals. In addition, the development of commercial-scale manufacturing capabilities may require us and our third-party manufacturers to invest substantial additional funds and hire and retain the technical personnel who have the necessary manufacturing experience. Neither we nor our third-party manufacturers may successfully complete any required increase to existing manufacturing capacity in a timely manner, or at all.
Moreover, our ability to progress neridronate or any future product candidates or successfully commercialize any approved products could be materially and adversely impacted if any of the third-party suppliers upon which we rely for raw materials and preclinical, if applicable, and clinical-stage product candidate and commercial-stage product supply were to experience a significant business challenge, disruption or failure due to issues such as financial difficulties or bankruptcy, issues relating to other customers such as regulatory or quality compliance issues, or other financial, legal, regulatory or reputational issues. Additionally, any damage to or destruction of our third-party manufacturers’ or suppliers’ facilities or equipment may significantly impair our ability to manufacture neridronate or any future product candidates on a timely basis.
Establishing additional or replacement suppliers for the drug substance and drug product used in neridronate or any future product candidates, if required, is unlikely to be accomplished quickly and can take several years, if at all. Furthermore, despite our efforts, we may be unable to procure a replacement supplier or do so on commercially reasonable terms, which could have a material adverse impact upon our business. If we or our contract manufacturers are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory approval, which could result in further delay. While we and our contract manufacturers may seek to maintain adequate inventory of the drug substance and drug product used in neridronate or any future product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such drug substance and drug product from alternate sources of comparable quality at acceptable prices in a timely manner could impede, delay, limit or prevent our development or commercialization efforts, which could harm our business, results of operations, financial condition and prospects.
Certain of the materials required in the manufacture and the formulation of neridronate or any future product candidates may be difficult to procure and may be subject to contamination or recall. Access to and supply of sufficient quantities of raw materials which meet the technical specifications for the production process is challenging, and often limited to single-source suppliers. Finding an alternative supplier could take a significant amount of time and involve significant expense due to the nature of the product candidates and the need to obtain regulatory approvals. If we or our manufacturers are unable to purchase the materials necessary for the manufacture of neridronate or any future product candidates on acceptable terms, in a timely manner, at sufficient quality levels, or in adequate quantities, if at all, our ability to produce sufficient quantities of neridronate or any future product candidates for clinical or commercial requirements would be negatively impacted. A material shortage, contamination, recall or restriction on any material used in the manufacture of neridronate and any future product candidates could adversely impact or disrupt manufacturing, which would increase costs and impair our ability to generate revenue from the sale of neridronate or any future product candidates, if approved in jurisdictions where we have commercialization rights.

Reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.
Reliance on third parties to manufacture or commercialize neridronate or any future product candidates and on collaborations with additional third parties for the development of neridronate or any future product candidates requires us to share trade secrets with these third parties. We may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, services agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure could have an adverse effect on our business and results of operations.
In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any third-party collaborators. A competitor’s discovery of our trade secrets could harm our business.
Risks Related to Intellectual Property
We have licensed intellectual property rights from third parties, such as the Abiogen License Agreement, and may do so in the future. Such licenses may be subject to early termination if we fail to comply with our obligations in our licenses with third parties, which could result in the loss of rights or technology that are material to our business.
We are a party to licenses that give us rights to third-party intellectual property or technology that is necessary or useful for our business, and we may enter into additional licenses in the future. For example, we depend on a license from Abiogen for certain intellectual property relating to the development and commercialization of our only product candidate, neridronate. We are or may become obligated to pay Abiogen fees, which may include milestone payments, royalties on net sales of licensed products, sublicensing revenue sharing payments and supply pricing payments for drug substance and commercial drug product. These fees may be significant, which could make it difficult for us to achieve or maintain profitability. In addition, certain current or future license agreements may require us to diligently pursue the development of products using the licensed technology. If we fail to comply with these obligations, including due to our use of the intellectual property licensed to us in an unauthorized manner, and fail to cure our breach within a specified period of time, the licensor, including Abiogen, may have the right to terminate the applicable license, in which event we could lose valuable rights and technology that are material to our business, harming our ability to develop, manufacture and commercialize neridronate or any future product candidates. See the section entitled “Information Regarding Ambros—License and Development Agreement with Abiogen” of this proxy statement/prospectus for a description of the Abiogen License Agreement.
In addition, the agreements under which we, currently or in the future, license intellectual property or technology to or from third parties can be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize neridronate or any future product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire. The failure to obtain or in-license any compositions, methods of use, processes or other third-party intellectual property rights at a reasonable cost or on reasonable terms could harm our business. If we fail to obtain licenses to necessary third-party intellectual property rights, we may need to cease use of the compositions or methods covered by such third-party intellectual property rights. Furthermore, we may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.
Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.
Our commercial success will depend in large part on obtaining and maintaining patent, trademark and trade secret protection of our proprietary technologies and neridronate or any future product candidates, their respective components, formulations, combination therapies, and methods used to manufacture them and methods of treatment, as well as successfully defending these patents against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing neridronate or any future product candidates is dependent upon the extent to which we have rights under valid and enforceable patents that cover these activities. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected. The patenting process is expensive and time-consuming, and we may not be able to file, prosecute and maintain or in-license, all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue, obtain or maintain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications or to maintain the patents, covering technology that we license from or license to third parties, and are reliant for such purposes on our licensors or licensees. In addition, we cannot guarantee that patent applications or patents that we initially believe to be owned by the company or a licensor will not be found to be encumbered by third-party ownership or other third-party rights that may not have been evident to us at the time of preparation, filing or in-licensing. For instance, such rights could arise from the intellectual contributions of company employees who were previously employed by third parties, such as universities or other biopharmaceutical or pharmaceutical companies, including our competitors or potential competitors, or from the intellectual contributions of company consultants, advisors or independent contractors with current or previous relationships with such third parties. Therefore, these patents and applications may not be prepared, filed, prosecuted or enforced in a manner consistent with the best interests of our business. Furthermore, licenses from such third parties may be required or desirable but may not be available on reasonable terms, or at all.
The strength of patents in the life sciences field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover neridronate or any future product candidates or uses thereof in the United States or in other foreign countries where we have commercialization rights. Even if the patents are successfully issued, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around its claims. If the breadth or strength of protection provided by the patent applications we hold with respect to neridronate or any future product candidates is threatened, this could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, neridronate or any future product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market neridronate or any future product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to neridronate or any future product candidates.
We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim, and we may be subject to a third-party submission of prior art to the USPTO in connection with pending patent applications, and any analogous procedures outside the United States. There also may be prior art of which we are aware, but which we believe does not affect the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that if challenged, our patents would be found by a court to be valid or enforceable or that even if found valid and enforceable, a competitor’s technology or product would be found by a court to infringe our patents. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities and conclude that we are free to operate in relation to neridronate or any future product candidates, but our competitors may ultimately obtain issued claims, including in patents we consider to be unrelated, which block our efforts or may potentially result in neridronate or any future product candidates or our activities infringing such claims. The possibility exists that others will develop products which compete with our products on an independent basis which do not infringe our patents or other intellectual property rights or will design around the claims of patents to which we have rights that cover our products.
The United States has enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available or the availability of patent protection in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents that have already issued. Depending on actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. For example, recent decisions raise questions regarding the award of PTA for patents in families where related patents have issued without PTA. Thus, it cannot be said with certainty how PTA will be viewed in the future and whether patent expiration dates, or even patent validity, may be impacted. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system took effect on June 1, 2023, which has significantly impacted European patents, including those granted before June 1, 2023. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which is subject to the jurisdiction of the Unitary Patent Court (“UPC”). Additionally, certain non-Unitary Patents that are European patents may also be subject to the jurisdiction of the UPC. As the UPC is a new court system, there is only a limited established body of substantive and procedural precedents, which increases the uncertainty of any litigation. Proprietors of certain European patents granted before the implementation of the UPC have the option of opting such patents out of the jurisdiction of the UPC and designating such patents as being subject to the jurisdiction of national courts. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.
The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:
•	others may be able to make or use compounds that are similar to neridronate or any future product candidates but that are not covered by the claims of patents to which we have rights;
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biologic drugs that may be among our future product candidates may eventually become commercially available in biosimilar drug products. Patent protection for our products may not be available at all or may only be available with regard to the formulation of such products or methods of using such products, which are considered to provide limited protection;

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we or our current and future licensors, as the case may be, might not have been the first to file patent applications for these inventions and, as a result, may be unable to obtain any patent protection for such inventions;

•	it is possible that our pending patent applications will not result in issued patents;
•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents, as the case may be, or parts of our patents or licensors’ patents;
•	it is possible that others may circumvent our owned or in-licensed patents without infringing them;
•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to our own;

•	the laws of foreign countries where we have commercialization rights may not protect ours or our licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;
•	the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover neridronate or any future product candidates or uses thereof;
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our owned or in-licensed issued patents may not provide us with any competitive advantages, may be narrowed in scope or be held invalid or unenforceable as a result of legal challenges by third parties;

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the inventors of our owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes which design around our patents or become hostile to us or the patents or patent applications on which they are named as inventors;

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it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

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we have engaged in scientific collaborations in the past and will continue to do so in the future. Such collaborators may develop adjacent or competing products to ours that are outside the scope of our patents;

•	we may not develop, or may not be able to develop, additional proprietary technologies for which we can obtain patent protection;
•	it is possible that product candidates we develop may be covered by third parties’ patents or other exclusive rights; and
•	the patents of others may have an adverse effect on our business.
If we are unable to obtain and maintain sufficient intellectual property protection for neridronate or any future product candidates or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.
We rely upon a combination of patents, trademarks, trade secret protection and confidentiality agreements to protect the intellectual property related to neridronate or any future product candidates and technologies and to prevent third parties from copying and further developing our inventions and intellectual property, thus eroding our competitive position in our markets. Our success depends in large part on our ability to obtain and maintain patent protection for neridronate or any future product candidates and their intended uses, maintain trade secret protection of neridronate or any future product candidates, as well as our ability to operate without infringing the proprietary rights of others. We plan to seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel inventions and technologies that are important to our business or by in-licensing such patent rights. Our pending and future patent applications, including in-licensed patent applications, may not result in patents being issued or may not result in issued patents that will afford sufficient protection of neridronate or any future product candidates or their intended uses, nor can there be any assurance that any patents that issue will be infringed, not designed around and not invalidated by third parties, or that they will effectively prevent others from commercializing competitive technologies or products.
Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications or maintain or enforce patents that may issue based on our patent applications, or in-license any similar rights, at a reasonable cost or in a timely manner, including due to delays as a result of global pandemics impacting our or our licensors’ operations. Further, we may decide not to pursue or seek patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek and obtain patent protection. If we delay in filing a patent application, and a competitor files a patent application on the same or a similar technology before we do, we may face a limited ability to secure patent rights, or we may not be able to obtain a patent on such technology at all. Even if we are able to obtain a patent covering such technology, we may only be able to obtain a narrow scope of protection, and such narrow scope may be inadequate to protect neridronate or any future product candidates, or to block competitor products or product candidates that are similar to ours.
Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although products distributed pursuant to off-label prescriptions may infringe method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.
The patent position of biopharmaceutical companies generally is highly uncertain and involves complex legal and factual questions that are governed by laws and regulations that are subject to change. In recent years, patent rights have been the subject of much litigation, and such high rates of litigation may continue into the future. The issuance, scope, validity, enforceability and commercial value of our patent rights are subject to many factors including such litigation and, as a result, are subject to great uncertainty. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries where we have commercialization rights may diminish the value of our patent rights or narrow the scope of our patent protection. In addition, the laws of foreign countries where we have commercialization rights may not protect our rights to the same extent as the laws of the United States, or vice versa.
We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue or that patents based on our patent applications will not be challenged and rendered invalid or unenforceable.
The patent application process is subject to numerous risks and uncertainties, and we or any of our potential future collaborators may not be successful in protecting neridronate or any future product candidates by obtaining and successfully defending and enforcing patents. For example, we may not be aware of all third-party intellectual property rights potentially relating to neridronate or any future product candidates or their intended uses, and, as a result, the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, including in-licensed patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Patent applications in the United States and other foreign jurisdictions where we have commercialization rights are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we or our licensors were the first to make the inventions claimed in patents or pending patent applications to which we have rights or that we or our licensors were the first to file for patent protection of such inventions. As a result, the issuance, inventorship, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. We or any of our potential future collaborators may not be successful in protecting neridronate or any future product candidates by obtaining and defending patents. Although we have rights to U.S. and foreign patent applications, we cannot predict:
•	if and when patents may issue based on our or our licensors’ patent applications;
•	the scope of protection of any patent issuing based on our or our licensors’ patent applications;
•	whether the claims of any patent issuing based on our or our licensors’ patent applications will provide protection against competitors;
•	whether or not third parties will find ways to invalidate or circumvent our patent rights;
•	whether or not others will obtain patents claiming aspects similar to those covered by our or our licensors’ patents and patent applications;
•
whether we will need to initiate litigation or administrative proceedings to enforce or defend our patent rights which will be costly, time-consuming and require us to expend resources, whether we win or lose;

•
whether the patent applications that we own or in-license will result in issued patents with claims that cover neridronate or any future product candidates or uses thereof in the United States or in other foreign countries; and

•	whether we may experience patent office interruption or delays to our ability to timely secure patent rights covering neridronate or any future product candidates.

The claims in our or our licensors’ pending patent applications, if any, directed to neridronate or any future product candidates or technologies may not be considered patentable by the USPTO or by patent offices in foreign countries. Any such patent applications may not be issued as granted patents. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” which is information that was or is deemed available prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our or our licensors’ patent application claims or, if issued, affect the validity or enforceability of a patent claim. There may be disallowed double patenting among patents to which we have rights, which the patent examiner(s) fail to raise during prosecution. Even if the patents do issue based on our or our licensors’ patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio (including in-licensed patents) may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to neridronate or any future product candidates or uses thereof is threatened, this could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, neridronate or any future product candidates.
Our and our licensors’ pending patent applications may be challenged in the USPTO or in patent offices in foreign countries. Also, because the issuance of a patent is not conclusive as to its scope, validity or enforceability, even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. For example, our and our licensors’ pending patent applications may be subject to third-party pre-issuance submissions of prior art to the USPTO or patent offices in foreign countries, or our issued patents may be subject to PGR proceedings, oppositions, derivations, reexaminations or IPR proceedings, in the United States or elsewhere, challenging our patent rights. An adverse determination in any such challenges may result in loss of exclusivity or in our patent rights being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technologies and products or limit the duration of the patent protection of our technologies and current or future product candidates. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, only limited protection may be available and our patent rights may not provide us with sufficient rights or permit us to gain or keep any competitive advantage. Any failure to obtain or maintain patent protection with respect to neridronate or any future product candidates or their uses could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may rely on trade secret and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to seeking patent protection for neridronate or any future product candidates and technologies, we may rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents or that may alternatively be covered by trade secret protection or through measures of confidentiality. Elements of neridronate or any future product candidates, including processes for their preparation and manufacture, may involve proprietary know-how, information or technology that is not covered by patents, or that is more advantageously protected by trade secrets or confidentiality, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. We may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. We expect to rely on CROs and third parties to generate chemical molecules and important research data. Any disclosure, either intentional or unintentional, by our employees or third-party consultants and vendors or CROs that we engage to perform research, clinical trials or manufacturing activities or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Because we rely on third parties in the development and manufacture of neridronate or any future product candidates, we must, at times, share trade secrets with them. Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.
However, trade secret protection will not protect us from innovations that a competitor develops independently of our proprietary know-how. If a competitor independently develops a technology that we protect as a trade secret and files a patent application on that technology, then we may not be able to patent that technology in the future, may require a license from the competitor to use our own technology or know-how, and if the license is not available on commercially viable terms, then we may not be able to complete development of, or commercialize, our products. Although we require all of our employees, consultants, collaborators, CROs, contract manufacturers, advisors and any third parties who have access to our proprietary know-how, information or technologies to enter into confidentiality agreements, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. We cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party unlawfully disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Furthermore, the laws of some foreign countries where we have commercialization rights do not protect proprietary rights, such as trade secrets rights, to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. We may need to share our proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, and this scenario could materially adversely affect our business, financial condition and results of operations.
Changes in U.S. patent law or the patent law of other countries or jurisdictions where we have commercialization rights could diminish the value of patents in general, thereby impairing our ability to protect our current and any future product candidates.
Changes in either the patent laws or interpretation of the patent laws in the United States and other foreign countries could increase uncertainties and costs and may diminish our ability to protect our inventions, obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our patent rights or narrow the scope of our patent rights. The America Invents Act included several significant changes to U.S. patent law that impacted how patent rights could be prosecuted, enforced and defended. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including PGR, IPR and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a patent claim invalid even though the same evidence would be insufficient to invalidate the patent claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our or our licensors’ patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, under the America Invents Act, the United States transitioned from a “first-to-invent” system to a “first-to-file” system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before we or our licensors file an application covering the same invention, could therefore be awarded a patent covering an invention to which we have rights even if we or our licensors made the invention before it was made by such third party. This will require us and our licensors to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to neridronate or any future product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license.
These and future changes in patent law could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ patent applications and the enforcement or defense of our and our licensors’ issued patents, all of which could have a negative effect on our business.
In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents already obtained. Depending on actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors’ ability to obtain new patents or to enforce patents that we have licensed or that we might obtain or license in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our and our licensors’ ability to obtain new patents or to enforce patents that we have licensed or that we may obtain or license in the future.
We may be involved in lawsuits or proceedings to protect or enforce our patents or other intellectual property or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.
Competitors or other third parties may infringe or otherwise violate our patents, trademarks or other intellectual property or the patents of our licensors. To stop infringement or unauthorized use, we or our licensors may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our or our licensors’ patents is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our or our licensors’ patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more patents to which we have rights at risk of being invalidated, held unenforceable or interpreted narrowly and could place patent applications to which we have rights under the risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.
We may choose to challenge the patentability of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in ex-parte re-exams, IPR proceedings or PGR proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third party’s patent in patent opposition proceedings in the foreign patent offices. The costs of these opposition proceedings could be substantial and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO or other patent office, then we may be exposed to litigation by a third party alleging that the patent is infringed by neridronate or any future product candidates or proprietary technologies.
In addition, because (i) some patent applications in the United States may be maintained in secrecy until the patents are issued, (ii) other patent applications in the United States and patent applications in many foreign jurisdictions where we have commercialization rights are typically not published until 18 months after filing and (iii) publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our owned or in-licensed issued patents or our owned or in-licensed pending applications, or that we or, if applicable, a licensor, was the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering products or technology similar to ours before we or our licensors do so. Any such patent application may have priority over our owned and in-licensed patent applications or patents, which could require us to eventually seek to obtain rights to issued patents covering such technologies from third parties. If another party has filed a U.S. patent application on inventions similar to those owned by or in-licensed to us, we or, in the case of in-licensed technology, the licensor, may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the United States. We or our licensors may lose patent rights as a result. If we or one of our licensors is a party to an interference proceeding involving a U.S. patent application on inventions owned by or in-licensed to us, we may incur substantial costs, unduly occupy our management’s time in connection with legal proceedings, divert management from its usual duties and substantially expend other resources, even if we are successful.
Interference proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our or our licensors’ current patent rights and could require us to cease using the related technology or to attempt to license rights to it from a prevailing third party or other third party. Our business could be harmed if the prevailing party or the other third party does not offer us a license on commercially reasonable terms or at all. Litigation or interference proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our proprietary or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during intellectual property litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If these results are perceived to be negative, they could adversely affect our business, financial condition and prospects.
Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.
Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our or our licensors’ issued patent, or any patents that may be issued as a result of our or our licensors’ pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders, or it may be otherwise impractical or undesirable to enforce our intellectual property. Our competitors or other third parties may be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in-license needed technologies or other product candidates or enter into development partnerships that would help us bring neridronate or any future product candidates to market.
We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed trade secrets or other confidential information of their current or former employers or claims asserting inventorship or ownership of what we regard as our own intellectual property.
Many of our employees, consultants and advisors are currently or were previously employed at healthcare, biotechnology or pharmaceutical companies, including our competitors or potential competitors and our licensors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer or client without authorization. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs, the expenditure of other resources and be a distraction to management.
We may be subject to claims that former employees, collaborators or other third parties have an interest in our or our licensors’ patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being invalid or unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing neridronate or any future product candidates or as a result of questions regarding co-ownership of potential joint inventions. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing neridronate or any future product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or rights to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs, the expenditure of other resources and be a distraction to our management and other employees.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. or foreign governments, such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing product candidates and technology. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.
In addition, while it is our practice to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Our in-licensed intellectual property is also subject to such risks. Any claims that we may be forced to defend against or that we assert could have a material adverse effect on our business, financial condition, results of operations and prospects.
Rights to improvements to neridronate or any future product candidates may be held by third parties.
In the course of testing neridronate or any future product candidates, we may enter into agreements with third parties to conduct clinical testing, which may provide that improvements to neridronate or any future product candidates may be owned solely by a third party or jointly between the parties. If we determine that rights to such improvements owned solely by a third party are necessary to commercialize neridronate or any future product candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing the product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain such a license, it could be granted on non-exclusive terms, thereby potentially giving our competitors and other third parties access to the same technologies licensed to us. Failure to obtain a license on commercially reasonable terms or at all, or to obtain an exclusive license, could prevent us from commercializing neridronate or any future product candidates or force us to cease some of our business operations, which could materially harm our business. If we determine that rights to improvements jointly owned by us and a third party are necessary to commercialize neridronate or any future product candidates or maintain our competitive advantage, we may need to obtain an exclusive license from such third party. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such improvements, such co-owners may be able to license their rights to other parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our intellectual property in order to enforce such intellectual property against other parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.
We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration date of a third-party patent, which might adversely affect our ability to develop and market our products.
We cannot guarantee that any patent searches or analyses that are performed, including the identification of relevant patents, the scope of patent claims or the expiration dates of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of neridronate or any future product candidates in any jurisdiction where we have commercialization rights. The scope of a patent claim is determined by an interpretation of the law, the language of the claim, the written disclosure in the relevant patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our future products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market neridronate or any future product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our future products.

We may not be successful in obtaining or maintaining necessary rights to neridronate or any future product candidates through acquisitions and in-licenses.
Presently we have intellectual property rights through licenses from third parties, including Abiogen related to neridronate. Because our programs may in the future require the use of additional proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use these third-party proprietary rights. In addition, neridronate may require specific formulations to work effectively and efficiently and these rights may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary for neridronate or any future product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
While we seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to neridronate or any future product candidates, there may be times when the filing and prosecution activities for patents and patent applications relating to neridronate or any future product candidates are controlled by our future licensors or collaboration partners. If any of our future licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering neridronate or any future product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our future licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.
We may enter into license agreements in the future with others to advance our existing or future research or allow commercialization of neridronate or any future product candidates. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize neridronate or any future product candidates in the future.
In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from third parties. In such an event, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our future licensors fail to prosecute, maintain, enforce and defend such patents or patent applications or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize neridronate or any future product candidates that are the subject of such licensed rights could be adversely affected.
Our future licensors may rely on third-party consultants or collaborators or on funds from third parties such that our future licensors are not the sole and exclusive owners of the patents we in-license. If other third parties have ownership rights to our future in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.
It is possible that we may be unable to obtain necessary licenses at a reasonable cost or on reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, product candidates or future methods or products resulting in either an injunction prohibiting our manufacture or future sales or, with respect to our future sales, an obligation on our part to pay royalties or other forms of compensation to third parties, which could be significant.
Disputes may arise between us and our current or future licensors regarding intellectual property subject to a license agreement, including:
•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	our right to sublicense patents and other rights to third parties;
•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•	our right to transfer or assign the license;
•	when and under what conditions the license agreement may be terminated and the consequences thereof;
•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our future licensors and us and our partners; and
•	the priority of invention of patented technology.
In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we license in the future prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In spite of our best efforts, our future licensors might conclude that we materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors might have the freedom to seek regulatory approval of, and to market, products identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.
From time to time, we may be required to license technologies relating to our programs from additional third parties to further develop or commercialize neridronate or any future product candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell neridronate or any future product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize neridronate or any future product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.
Third-party claims of intellectual property infringement may prevent or delay our product discovery, development and commercialization efforts.
Our commercial success depends in part on our ability to develop, manufacture, market and sell neridronate or any future product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, IPR proceedings, post-grant review and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions where we have commercialization rights. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that neridronate or any future product candidates and proprietary technologies infringe their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing neridronate or any future product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to neridronate or any future product candidates and programs. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that neridronate or any future product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing neridronate or any future product candidates, technologies or methods.
If a third-party claims that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:
•	infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;
•
substantial damages for infringement, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third party’s rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•
a court prohibiting us from developing, manufacturing, marketing or selling neridronate or any future product candidates, or from using our proprietary technologies, unless the third party licenses its product rights to us, which it is not required to do;

•	if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts or grant cross-licenses to intellectual property rights for its products; and
•	redesigning neridronate or any future product candidates or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.
Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.
Third parties may assert that we are employing their proprietary technology without authorization. Generally, conducting clinical trials and other development activities in the United States is protected under the Safe Harbor exemption as set forth in 35 U.S.C. § 271, and there are similar laws in some foreign jurisdictions where we have commercialization rights. If neridronate or any future product candidates are approved by the FDA, that certain third party may then seek to enforce its patent by filing a patent infringement lawsuit against us. Even if we do not believe that any claims of such patent that could otherwise materially adversely affect commercialization of neridronate or any future product candidates, if approved, are valid and enforceable, we may be incorrect in this belief, or we may not be able to prove it in litigation. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of neridronate or any future product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that neridronate or any future product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of neridronate or any future product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize neridronate or any future product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize neridronate or any future product candidates.
Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize neridronate or any future product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Even if such a license is available, it may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of neridronate or any future product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize neridronate or any future product candidates, which could harm our business significantly.
Lastly, we may in the future need to indemnify customers and distributors against claims relating to the infringement of third-party intellectual property rights by neridronate or any future product candidates. Third parties may assert infringement claims against our customers or distributors. Our agreements with our customers or distributors may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, suppliers or distributors or may be required to obtain licenses for the product candidates or services they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products or services.
Our intellectual property licensed from third parties may be subject to retained rights.
Our current and future licensors may retain certain rights under their agreements with us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.
Government agencies may provide funding, facilities, personnel or other assistance in connection with the development of the intellectual property rights owned by or licensed to us. Such government agencies may have retained rights in such intellectual property. The United States federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act (the “Bayh-Dole Act”), including the right to grant or require us to grant mandatory licenses or sublicenses to such intellectual property to third parties under certain specified circumstances, including if it is necessary to meet health and safety needs that we are not reasonably satisfying or if it is necessary to meet requirements for public use specified by federal regulations, or to manufacture products in the United States. Any exercise of such rights, including with respect to any such required sublicense of these licenses, could result in the loss of significant rights and could harm our ability to commercialize licensed products. While we currently are not engaging with university partners, we cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. If, in the future, we co-own or license in technology which is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent offices in countries where we have commercialization rights in several stages over the lifetime of the patent. Certain foreign jurisdictions where we have commercialization rights also require the payment of periodic annuity payments to maintain patent applications and avoid their abandonment. The USPTO and various foreign governmental patent agencies where we have commercialization rights require compliance with a number of other procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, we or our licensors may fail to obtain patent protection, and our competitors might be able to enter the market, which would have a material adverse effect on our business.
Intellectual property rights do not necessarily address all potential threats to our business.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:
•	others may be able to make compounds or formulations that are similar to neridronate or any future product candidates but that are not covered by the claims of any patents that we own or control;
•
we or any strategic partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or control, which may cause such patents to be invalidated;

•
we or our licensors might not have been the first to file patent applications covering certain of the inventions we own or control, which may prevent the patent applications from being granted or, if already granted, might cause them to be invalidated;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
•
it is possible that noncompliance with the USPTO and foreign governmental agencies where we have commercialization rights requirement for a number of procedural, documentary, fee payment and other provisions during the patent process or technology export can result in abandonment or lapse of a patent or patent application and partial or complete loss of patent rights in the relevant jurisdiction;

•	pending patent applications that we own or control may not lead to issued patents;
•	issued patents that we own or control may be held invalid or unenforceable as a result of legal challenges;
•
our competitors might conduct research and development activities in the United States and other foreign countries where we have commercialization rights that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive product candidates for sale in our major commercial markets;

•
we cannot predict the scope of protection of any patent issuing based on our patent applications, including whether the patent applications that we own or in-license will result in issued patents with claims directed to neridronate or any future product candidates or uses thereof in the United States or in other foreign countries where we have commercialization rights;

•
there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public health policy;

•
countries where we have commercialization rights other than the United States may have patent laws that are less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates;

•	the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages or may be challenged by third parties;
•	if enforced, a court may find that our patents are invalid, unenforceable or not infringed;
•	we may not develop additional proprietary technologies that are patentable; and
•
the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patents and patent applications.

We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.
Filing, prosecuting and defending patents covering our current and any future product candidates throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States where we have commercialization rights can have a different scope and strength than do those in the United States. Consequently, we may not be able to prevent third parties from practicing our or our licensors’ inventions in all countries outside the United States or from selling or importing products made using our or our licensors’ inventions in and into the United States or other countries. Competitors may use our or our licensors’ technologies in jurisdictions where we have commercialization rights and where we have not obtained patent protection to develop their own product candidates and, further, may export otherwise infringing product candidates to territories where we or our licensors may obtain patent protection, but where patent enforcement is not as strong as that in the United States. These product candidates may compete with neridronate or any future product candidates in jurisdictions where we have commercialization rights where we and our licensors do not have any issued or licensed patents, and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions where we have commercialization rights. The legal systems of certain countries where we have commercialization rights, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to biopharmaceutical products, which could make it difficult in those jurisdictions for us to stop the infringement or misappropriation of our patent rights or other intellectual property rights, or the marketing of competing products in violation of our proprietary rights. Proceedings to enforce our patent and other intellectual property rights in foreign jurisdictions where we have commercialization rights could result in substantial costs and divert our efforts and attention from other aspects of our business. Furthermore, such proceedings could put our patent rights at risk of being invalidated, held unenforceable or interpreted narrowly, could put our or our licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims of infringement or misappropriation against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse.
Such disclosure could have a material adverse effect on our business. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws in countries where we have commercialization rights. In addition, certain developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. In addition, many countries limit the enforceability of patents against government agencies or government contractors. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our current or future trademarks or trade names may be challenged, opposed, infringed, circumvented, invalidated, cancelled, declared generic, determined to be not entitled to registration or determined to be infringing on other marks. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in foreign jurisdictions where we have commercialization rights. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions where we have commercialization rights, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Any trademark litigation could be expensive. In addition, we could be found liable for significant monetary damages, including treble damages, disgorgement of profits and attorneys’ fees, if we are found to have willfully infringed a trademark. We may not be able to protect our exclusive right to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential collaborators or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.
Moreover, any name we propose to use with neridronate or any future product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements may exist in other jurisdictions where we have commercialization rights. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction where we have commercialization rights) objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries where we have commercialization rights, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. Trademark-related risks similar to those present in the United States may also be present in foreign jurisdictions where we have commercialization rights.
We may seek additional in-licenses from third parties. If we are unable to acquire these rights, our business may be materially adversely affected, and if disputes arise with future licensors, we may be subject to future litigation as well as the potential loss of or limitations on our ability to develop and commercialize products and technologies covered by these license agreements.
The growth of our business may depend in part on our ability to acquire or in-license additional proprietary rights. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations at a reasonable cost or on reasonable terms, if at all, which would adversely affect our business. We may need to cease use of the technology covered by such third-party intellectual property rights and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive and may allow our competitors access to the same technologies licensed to us. The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive for commercializing neridronate or any future product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. We may not be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates and technology that we may seek to acquire.
Even if we successfully enter into license agreements with third parties under which we receive rights to intellectual property that are important to our business, our continued rights to use the technology we license would be subject to the continuation of and compliance with the terms of those agreements. These intellectual property license agreements may require of us various development, regulatory or commercial diligence obligations, payment of milestones or royalties and other obligations. If we fail to comply with our obligations under these agreements, we use the licensed intellectual property in an unauthorized manner or we are subject to bankruptcy-related proceedings, the terms of the license agreements may be materially modified, such as by rendering currently exclusive licenses non-exclusive, or it may give our licensors the right to terminate their respective agreement with us, which could limit our ability to implement our current business plan and materially adversely affect our business, financial condition, results of operations and prospects.
We may also in the future enter into license agreements with third parties under which we are a sublicensee. If our sublicensor fails to comply with its obligations under its upstream license agreement with its licensor, the licensor may have the right to terminate the upstream license, which may terminate our sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property unless we are able to secure our own direct license with the owner of the relevant rights, which we may not be able to do on reasonable terms, or at all, which may impact our ability to continue to develop and commercialize neridronate or any future product candidates incorporating the relevant intellectual property.
In some cases, we may not control the prosecution, maintenance or filing of the patents to which we hold licenses, or the enforcement of those patents against third parties. Hence, our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications to which we are licensed in a manner consistent with the best interests of our business. Even if patents are issued in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects. Further, we may have limited control over these activities or any other intellectual property that may be in-licensed. For example, we cannot be certain that such activities by licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We may have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights or defend certain of the intellectual property that is licensed to us. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves. In the event our licensors fail to adequately pursue and maintain patent protection for patents and applications they control and to timely cede control of such prosecution to us, our competitors might be able to enter the market, which would have a material adverse effect on our business.
Moreover, disputes may arise with respect to our licensing or other upstream agreements, including:
•	the scope of rights granted under the agreements and other interpretation-related issues;
•	whether and the extent to which technologies and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	the sublicensing of patent and other rights under any collaborative development relationships;
•	our diligence obligations under the license and sub-license agreements and what activities satisfy those diligence obligations;
•	our right to transfer or assign the sublicense;
•	when and under what conditions the sublicense agreement may be terminated and the consequences thereof;
•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our upstream licensors and us and our partners; and
•	the priority of invention of patented technology.
In spite of our efforts to comply with our obligations under our in-license agreements, our licensors might conclude that we have materially breached our obligations under our license agreements and might therefore terminate the relevant license agreement, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If any such in-license is terminated, or if the licensed patents fail to provide the intended exclusivity, competitors or other third parties might have the freedom to market or develop products similar to ours. In addition, absent the rights granted to us under such license agreements, we may infringe the intellectual property rights that are the subject of those agreements, we may be subject to litigation by the licensor, and, if such litigation by the licensor is successful, we may be required to pay damages to such licensor, or we may be required to cease our development and commercialization activities which are deemed infringing, and, in such event, we may ultimately need to modify our activities or products to design around such infringement, which may be time- and resource-consuming, and which may not be ultimately successful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, certain of our future agreements with third parties may limit or delay our ability to consummate certain transactions, may impact the value of those transactions or may limit our ability to pursue certain activities. For example, we may in the future enter into license agreements that are not assignable or transferable or that require the licensor’s express consent in order for an assignment or transfer to take place.
General Risk Factors
Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.
While we maintain commercial insurance at a level we believe is appropriate against certain risks commonly insured in the industry in which we operate, there is no guarantee that our insurer will cover costs or that we will be able to obtain the desired level of coverage on acceptable terms in the future. Some of the policies we currently maintain include general liability, crime insurance, products liability, workers’ compensation, cyber, directors’ and officers’, employment practices and fiduciary liability insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. Changes in the market conditions and our business operations may necessitate the addition of new insurance policies or changes to our existing insurance policies. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.
We may become involved in litigation that could divert management’s attention and harm our business, and insurance coverage may not be sufficient to cover all costs and damages.
From time to time, we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, securities litigation, employment matters, security of patient and employee personal data, contractual relations with collaborators and licensors and intellectual property rights. We may be exposed to such litigation or investigation even if no wrongdoing occurred. Litigation and investigations are usually expensive and divert management’s attention and resources, which could adversely affect our business and cash resources.
Risks Related to the Combined Company
Throughout this “Risks Related to the Combined Company” section, unless otherwise indicated or the context otherwise requires, references to the “Company,” “we,” “us,” “our” and other similar terms refer to the combined company after the Effective Time. Following the Effective Time, the combined company will be susceptible to many of the risks described in the sections entitled “Risks Related to Werewolf” and “Risks Related to Ambros” of this proxy statement/prospectus. To the extent any of the events in the risks described in those sections occur, the potential benefits of the Merger may not be realized and the results of operations and financial condition of the combined company could be adversely affected in a material way.
The combined company will need to raise substantial additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.
The combined company will require substantial additional funds to advance its product candidates in clinical development and to complete the clinical development of, seek regulatory approvals for and commercialize its product candidates, if approved. The combined company’s future capital requirements will depend upon a number of factors, including: the number, scope, rate of progress and costs of the combined company’s ongoing and planned clinical trials for neridronate or any other product candidates of the combined company and discovery and preclinical development activities for any future product candidates; the number and scope of clinical programs the combined company decides to pursue, including the number of indications it decides to pursue for a particular product candidate; the scope and costs of manufacturing development for any of the combined company’s current or future product candidates, including commercial manufacturing at scale, if any product candidate receives marketing approval, including as a result of inflation or any supply chain issues; the costs associated with hiring additional personnel and consultants as the combined company’s business grows, including additional research and development personnel; the cost, timing and outcome of regulatory review of neridronate and any other product candidates of the combined company; the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing the combined company’s intellectual property rights and defending intellectual property-related claims; the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements; the timing of any milestone and royalty payments to the combined company’s existing or future suppliers, collaborators or licensors, including pursuant to the Abiogen License Agreement; the costs associated with enhancing the combined company’s operational systems and public reporting and compliance requirements; the extent to which the combined company acquires or in-licenses other product candidates and technologies; and the costs associated with commercializing neridronate or any other product candidates of the combined company, if they receive marketing approval.
Raising additional capital may be costly or difficult to obtain and could significantly dilute stockholders’ ownership interests or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. Further, to the extent that the combined company raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, its stockholders’ ownership interest in the combined company will be diluted. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.
Following the Merger, the combined company may be unable to successfully integrate the businesses of Werewolf and Ambros and realize some or all of the anticipated benefits of the Merger.
The Merger involves the combination of two companies which currently operate as independent companies. Following the Merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:
•
the inability to successfully combine the businesses of Werewolf and Ambros in a manner that permits the combined company to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	creation of uniform standards, controls, procedures, policies and information systems;
•	integration of distinct groups of employees, contractors and other service providers; and
•
potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger, including potential unknown indemnification liabilities of Werewolf in connection with the EMD Asset Sale that will be assumed by the combined company.

In addition, Werewolf and Ambros have operated and, until the completion of the Merger, will continue to operate independently. It is possible that the integration process also could result in the diversion of the attention of each company’s management, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the combined company.
The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.
The market price of the combined company’s common stock following the Merger could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:
•	development related to the ongoing clinical trials being conducted by the combined company;
•	the ability of the combined company to obtain regulatory approvals for its product candidates, and delays or failures to obtain such approvals;
•	failure of any of the combined company’s product candidates, if approved, to achieve commercial success;
•	failure by the combined company to maintain its existing third-party license and supply agreements;
•	failure by the combined company or its licensors to prosecute, maintain, or enforce its intellectual property rights;
•	changes in laws or regulations applicable to the combined company’s product candidates;
•	any inability to obtain adequate supply of the combined company’s product candidates or the inability to do so at acceptable prices;
•	adverse regulatory authority decisions;
•	introduction of new products, services or technologies by the combined company’s competitors;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;
•	failure to meet or exceed the financial and development projections of the investment community;
•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;
•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;
•	additions or departures of key personnel;
•	significant lawsuits, including patent or stockholder litigation;
•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue an adverse or misleading opinion regarding its business and stock;
•	changes in the market valuations of similar companies;
•	general market or macroeconomic conditions;
•	sales of its common stock by the combined company or its stockholders in the future;
•	trading volume of the combined company’s common stock;
•	failure to maintain compliance with the listing requirements of Nasdaq;
•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;
•	adverse publicity generally, including with respect to other products and potential products in such markets;
•	the introduction of technological innovations or new therapies that compete with potential products of the combined company;
•	changes in the structure of health care payment systems; and
•	period-to-period fluctuations in the combined company’s financial results.
Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.
In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.
Additionally, a decrease in the stock price of the combined company may cause the combined company’s common stock to no longer satisfy the continued listing standards of Nasdaq. If the combined company is not able to maintain the requirements for listing on Nasdaq, it could be delisted, which could have a materially adverse effect on its ability to raise additional funds as well as the price and liquidity of its common stock.
The combined company will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies.
The combined company will incur significant legal, accounting and other expenses that Ambros did not incur as a private company, including costs associated with public company reporting requirements.
The combined company will also incur costs associated with corporate governance requirements, including requirements under the laws, rules and regulations of the SEC as well as the Nasdaq rules. These laws, rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time-consuming and costly. These laws, rules and regulations also may make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company’s board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.
Nasdaq may delist the combined company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject the combined company to additional trading restrictions.
Currently, Werewolf Common Stock is listed on Nasdaq. In connection with the proposed Merger, Werewolf and Ambros prepared, and Ambros filed with Nasdaq, the Nasdaq Listing Application pursuant to Nasdaq’s “reverse merger” rules. The combined company will be required to meet the initial listing requirements for its securities to be listed on Nasdaq.
It is a condition to the consummation of the Merger that the existing shares of Werewolf Common Stock remain continuously listed on Nasdaq through the Closing and that the shares of Werewolf Common Stock to be issued in the Merger and the Concurrent PIPE Financing, including the shares issuable upon exercise of the Werewolf Pre-Funded Warrants, be approved for listing on Nasdaq, subject to official notice of issuance. If such condition is not satisfied or waived, the Merger will not be consummated, and the parties do not expect to waive such condition. For more information, refer to the section entitled “Risk Factors—Risks Related to the Merger—If the conditions to the Merger are not satisfied or waived, the Merger may not occur.”
We cannot assure you that the combined company will be able to meet those initial listing requirements. Even if the combined company’s securities are so listed, the combined company may be unable to maintain the listing of its securities in the future. In order to continue listing its securities on Nasdaq following the proposed Merger, the combined company will be required to maintain certain financial, distribution and stock price levels. If Nasdaq delists the combined company’s securities from trading on its exchange at the Effective Time (or thereafter) and the combined company is not able to list its securities on another national securities exchange or regain compliance with Nasdaq, the combined company’s securities could be quoted on an over-the-counter market. If this were to occur, the combined company could face significant material adverse consequences, including:
•	a limited availability of market quotations for its securities;
•	reduced liquidity for its securities;
•
a determination that the combined company’s common stock is a “penny stock” which will require brokers trading in the combined company’s common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts states from regulating the sale of certain securities, which are referred to as “covered securities.” Because shares of Werewolf Common Stock are listed on Nasdaq, such shares are “covered securities.” Although states are preempted from regulating the sale of covered securities, the federal statute does allow states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, states may regulate or bar the sale of covered securities in a particular case. If the combined company’s common stock were no longer listed on Nasdaq, its securities would not be covered securities and would be subject to regulation in each state in which the combined company offers its securities.
Provisions in the combined company’s restated certificate of incorporation, the combined company’s amended and restated bylaws and Delaware law may have anti-takeover effects that could discourage an acquisition of the combined company by others, even if an acquisition would be beneficial to the combined company’s stockholders, and may prevent attempts by the combined company’s stockholders to replace or remove the combined company’s current management.
The restated certificate of incorporation and amended and restated bylaws of the combined company will be the Werewolf Charter and the Werewolf Bylaws, respectively, as amended or otherwise in effect following the Merger, and, together with Delaware law, will contain provisions that may have the effect of discouraging, delaying or preventing a change in control of the combined company or changes in the combined company’s management that stockholders may consider favorable, including transactions in which the combined company’s stockholders might otherwise receive a premium for their shares. The combined company’s restated certificate of incorporation and bylaws will include provisions that:
•
authorize “blank check” preferred stock, which could be issued by the combined company’s board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to the combined company’s common stock;

•	create a classified board of directors whose members serve staggered three-year terms;
•	specify that special meetings of the combined company’s stockholders can be called only by the combined company’s board of directors;
•	prohibit stockholder action by written consent;
•
establish advance notice procedures for stockholder business to be brought before an annual meeting of the combined company’s stockholders and for stockholder nominations of persons for election to the combined company’s board of directors;

•	provide that vacancies on the combined company’s board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
•
provide that the combined company’s directors may be removed only for cause and only by the affirmative vote of holders of at least two-thirds of the votes that all stockholders would be entitled to cast in an election of directors or class of directors;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;
•	expressly authorize the combined company’s board of directors to adopt, amend, alter or repeal the combined company’s amended and restated bylaws; and
•
require a supermajority stockholder vote to amend specified provisions of the combined company’s restated certificate of incorporation and to adopt, amend, alter or repeal the combined company’s amended and restated bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the combined company’s management. These provisions could also limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock, thereby depressing the market price of the combined company’s common stock.
In addition, because the combined company will be incorporated in the State of Delaware, the combined company will be subject to Section 203 of the DGCL. Section 203 generally prohibits a Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who owns 15% or more of the corporation’s outstanding voting stock, for a period of three years after the time such person became an interested stockholder, unless certain statutory exceptions are satisfied.
Any provision of the combined company’s restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for the combined company’s stockholders to receive a premium for their shares of the combined company’s common stock, and could also affect the price that some investors are willing to pay for the combined company’s common stock.
The combined company’s restated certificate of incorporation will designate the state or federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by the combined company’s stockholders, which could limit the combined company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or employees.
The combined company’s restated certificate of incorporation, which will be Werewolf’s restated certificate of incorporation, will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on the combined company’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of the combined company’s directors, officers, other employees or stockholders to the combined company or its stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim arising pursuant to any provision of the combined company’s restated certificate of incorporation or bylaws or governed by the internal affairs doctrine. The restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any claims arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of the combined company’s capital stock shall be deemed to have notice of and to have consented to the provisions of the combined company’s restated certificate of incorporation described above. This exclusive forum provision will not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and employees. Alternatively, if a court were to find these provisions of the combined company’s restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the combined company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the combined company’s business and financial condition. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce the combined company’s federal forum provision. If the federal forum provision is found to be unenforceable, the combined company may incur additional costs associated with resolving such matters. The federal forum provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid.
Werewolf and Ambros do not anticipate that the combined company will pay any cash dividends in the foreseeable future.
Neither Werewolf nor Ambros has ever declared or paid any cash dividends on Werewolf Common Stock or Ambros Capital Stock, respectively. The current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be its stockholders’ sole source of gain, if any, for the foreseeable future.
An active trading market for the combined company’s common stock may not be sustained following the Merger, and its stockholders may not be able to resell their shares at a profit, if at all.
Although Werewolf Common Stock is currently traded on Nasdaq, there can be no assurance that an active trading market for the combined company’s common stock will be sustained following the Merger. Prior to the Merger, there has been no public market for Ambros Capital Stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.
Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.
If existing stockholders of Werewolf and Ambros sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, including upon the expiration or release of lock-up restrictions pursuant to the terms of the Ambros Lock-Up Agreements, the trading price of the common stock of the combined company could decline. Neither Werewolf nor Ambros is able to predict the effect that sales may have on the prevailing market price of the combined company’s common stock.
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.
The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts, or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts cease coverage of the combined company or fail to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and may not be indicative of the combined company’s financial condition or results of operations following the completion of the Merger.
The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Merger for several reasons. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of Werewolf and Ambros for the six months ended June 30, 2026 and the year ended December 31, 2025 and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by the combined company in connection with the Merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma condensed combined financial information. As a result, the actual financial condition of the combined company following the Merger may not be consistent with, or evident from, this unaudited pro forma condensed combined financial information. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition following the Merger. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus.
If the combined company fails to maintain proper and effective internal controls, or experiences material weaknesses in its internal control over financial reporting in the future, or otherwise fails to maintain an effective system of internal control over financial reporting in the future, its ability to produce accurate and/or timely financial statements on a timely basis could be impaired, which may adversely affect investor confidence in the combined company and, as a result, the value of its capital stock.
The combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Ambros has never been required to test its internal controls within a specified period. This will require the combined company to incur substantial professional fees and internal costs to expand its accounting and finance functions and to expend significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.
The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. For example, the combined company’s directors or executive officers could inadvertently fail to disclose a new relationship or arrangement, causing the combined company to fail to make any related person transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.
The combined company’s ability to compete in the highly competitive pharmaceutical industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The combined company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the combined company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could negatively impact its ability to successfully implement its business plan. If the combined company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The combined company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.
The integration of Werewolf and Ambros following the Merger may create uncertainty among key employees of both companies regarding their future roles, responsibilities and reporting structures within the combined organization, which may adversely affect the combined company’s ability to retain such personnel. In particular, certain employees of Werewolf or Ambros may have change-in-control provisions in their employment agreements, retention agreements or equity award agreements that could be triggered by the Merger, which may entitle them to severance or accelerated vesting and reduce their incentive to remain with the combined company. In addition, key scientific, clinical and regulatory personnel involved in Ambros’ ongoing CRPS-RISE Phase 3 clinical trial or other critical development programs may be particularly difficult to replace, and the loss of any such individuals during or following the integration could cause material delays in the combined company’s clinical development timelines.
Changes in tax laws may materially adversely affect the combined company’s business, prospects, financial condition and operating results.
New tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect the combined company’s business, prospects, financial condition and operating results. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to the combined company. For example, the IRA and the OBBBA enacted many significant changes to the U.S. tax laws. Future guidance from the IRS and other tax authorities with respect to such legislation may affect the combined company, and certain aspects of such legislation could be repealed or modified in future legislation. Such tax law changes could have a material adverse impact on the combined company. In addition, it is uncertain if and to what extent various states will conform to newly enacted federal tax legislation. While it is too early to assess the overall impact of these changes, as these and other tax laws and related regulations are revised, enacted, and implemented, the combined company’s financial condition, results of operations, and cash flows could be materially adversely impacted.
The combined company’s ability to use NOL carryforwards and other tax attributes may be limited, including as a result of the Merger.
Each of Werewolf and Ambros has incurred losses during its history, and the combined company does not expect to become profitable in the near future and may never achieve profitability. To the extent that the combined company continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2025, Werewolf had U.S. federal NOL carryforwards and state NOL carryforwards of $215.3 million and $153.7 million, respectively, and Ambros had U.S. federal and state NOL carryforwards of approximately $17.4 million and $0, respectively. Under current law, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The combined company’s ability to utilize its NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected.

MARKET PRICE AND DIVIDEND INFORMATION
Werewolf
Werewolf Common Stock is listed on Nasdaq under the symbol “HOWL.” The closing price of Werewolf Common Stock on August 20, 2026, the last full trading day prior to the public announcement of the Merger, as reported on Nasdaq, was $0.4310 per share. The closing price of Werewolf Common Stock on [ ], 2026, prior to the date of this proxy statement/prospectus, as reported on Nasdaq, was $[ ] per share.
As of [ ], 2026, the last practicable date prior to the date of this proxy statement/prospectus, there were approximately [ ] record holders of Werewolf Common Stock.
Ambros
Historical market price information for Ambros Capital Stock is not provided because Ambros is a private company, and shares of Ambros Capital Stock are not publicly traded. As of [ ], 2026, the last practicable date prior to the date of this proxy statement/prospectus, there were approximately [ ] record holders of Ambros Common Stock and [ ] record holders of Ambros Preferred Stock.
The following table presents the closing price of Werewolf Common Stock on August 20, 2026, the last full trading day prior to the public announcement of the Merger, and [ ], 2026, the last practicable trading day prior to the date of this proxy statement/prospectus. Because there is no public trading market for Ambros Capital Stock, no historical market price for Ambros Capital Stock is presented. The table also presents, for illustrative purposes, the estimated equivalent per share value of Ambros Common Stock on each such date, based on the estimated Exchange Ratio described below.

Date	Werewolf Common Stock Closing Price	Ambros Common Stock Historical Market Price	Estimated Equivalent Per Share Value of Ambros Common Stock(1)
August 20, 2026	$0.4310	N/A	$[ ]
[ ], 2026	$[ ]	N/A	$[ ]

(1)
The estimated equivalent per share value of Ambros Common Stock is calculated by multiplying the closing price of Werewolf Common Stock on the applicable date by the currently estimated Exchange Ratio of [  ], without giving effect to the proposed Reverse Stock Split. The Exchange Ratio reflected above is an estimate only. The final Exchange Ratio will not be determined until shortly prior to the Closing and is subject to adjustment in accordance with the Merger Agreement, including based on the Final Werewolf Net Cash, the amount of proceeds actually received in the Concurrent PIPE Financing and the capitalization of Werewolf and Ambros immediately prior to the Effective Time. Accordingly, the estimated equivalent per share values shown above are illustrative only and do not represent a historical market price for Ambros Capital Stock or the value of the merger consideration that Ambros stockholders will receive at the Closing. For more information regarding the calculation and adjustment of the Exchange Ratio, see the section entitled “The Merger Agreement—Merger Consideration—Exchange Ratio” of this proxy statement/prospectus.

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Werewolf stockholders in determining whether to approve the Required Proposals. Werewolf stockholders are urged to obtain current market quotations for shares of Werewolf Common Stock and to review carefully the other information contained in this proxy statement/prospectus in considering whether to approve the Required Proposals. The market prices of Werewolf Common Stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the Merger. No assurance can be given concerning the market prices of Werewolf Common Stock before or after the Effective Time. Changes in the market price of Werewolf Common Stock prior to the completion of the Merger will affect the implied value of the merger consideration.
Dividends
Werewolf has never declared or paid cash dividends on Werewolf Common Stock and does not anticipate paying any cash dividends in the foreseeable future. Prior to the Effective Time, Werewolf expects to declare a distribution to holders of record of Werewolf Common Stock of one CVR for each outstanding share of Werewolf Common Stock. For more information, see the section entitled “Agreements Related to the Merger—CVR Agreement” of this proxy statement/prospectus. Werewolf currently intends to retain all available funds and any future earnings to support its operations and finance the growth and development of its business.
Ambros has never declared or paid any cash dividends on Ambros Capital Stock. If the Merger does not occur, Ambros does not anticipate paying any cash dividends on the Ambros Capital Stock in the foreseeable future, and Ambros intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Ambros Board and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable law and other factors the Ambros Board deems relevant.

Any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

WEREWOLF PROPOSALS

PROPOSAL NO. 1 — THE NASDAQ STOCK ISSUANCE PROPOSAL
General
At the Special Meeting, Werewolf will ask its stockholders to approve the issuance of shares of Werewolf Common Stock, including the shares of Werewolf Common Stock issuable upon exercise or vesting, as applicable, of the Assumed Restricted Stock, the Assumed Options and the Werewolf Pre-Funded Warrants, pursuant to the terms of the Merger Agreement and the Subscription Agreement, which will represent more than 20% of the shares of Werewolf Common Stock outstanding immediately prior to the Effective Time, pursuant to Nasdaq Listing Rule 5635(a) and, if applicable, Nasdaq Listing Rule 5635(d).
At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (a) each outstanding share of Ambros Common Stock (excluding shares held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Werewolf Common Stock equal to the Exchange Ratio, subject to any election pursuant to the terms of the Merger Agreement to receive Merger Pre-Funded Warrants in lieu of any shares of Werewolf Common Stock in excess of the Beneficial Ownership Limitation; (b) each outstanding share of Ambros Common Stock underlying any restricted stock award agreement or other similar agreement with Ambros outstanding as of immediately prior to the Effective Time that is unvested or is subject to a repurchase option or a risk of forfeiture will be converted into the right to receive a number of shares of Werewolf Common Stock equal to the Exchange Ratio that will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions and (c) each outstanding and unexercised option to acquire Ambros Common Stock granted by Ambros including, without limitation, under the Ambros 2024 Plan, as of immediately prior to the Effective Time will be assumed and converted into an Assumed Option on the same vesting and exercisability terms and conditions as were applicable under the Ambros 2024 Plan and option agreement applicable to such Ambros Option, with appropriate adjustments to reflect the Exchange Ratio, as determined in accordance with the Merger Agreement.
In addition, concurrently with the execution and delivery of the Merger Agreement, Werewolf entered into the Subscription Agreement with certain investors, pursuant to which such investors have agreed to purchase, immediately prior to the Effective Time, shares of Werewolf Common Stock and PIPE Pre-Funded Warrants in the Concurrent PIPE Financing.
Immediately after the Merger, based solely on the estimated Exchange Ratio as described in this proxy statement/prospectus, pre-merger equity holders of Werewolf, other than those participating in the Concurrent PIPE Financing, are expected to own approximately [6.4]% of the combined company, pre-merger Ambros equity holders are expected to own approximately [72.0]% of the combined company and investors in the Concurrent PIPE Financing are expected to own approximately [21.6]% of the combined company, in each case, calculated on a fully diluted basis, using the treasury stock method. For a description of the Exchange Ratio calculation as set forth in the Merger Agreement, please see the section entitled “The Merger Agreement—Merger Consideration.”
The terms of the Merger Agreement and the reasons for and other aspects of the Merger are described in detail in the sections of this proxy statement/prospectus entitled “The Merger Agreement” and “The Merger,” respectively. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.
Reason for the Proposal
Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock then outstanding. Under Nasdaq Listing Rule 5635(d), a company listed on Nasdaq is required to obtain stockholder approval prior to the private placement of common stock, if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock then outstanding and the per share price to be paid is less than the Minimum Price (as defined in Nasdaq Listing Rule 5635(d)). The potential issuance of shares of Werewolf Common Stock pursuant to the Merger Agreement and the Subscription Agreement, including shares of Werewolf Common Stock issuable upon exercise or vesting, as applicable, of the Assumed Restricted Stock, the Assumed Options

and the Werewolf Pre-Funded Warrants, is expected to represent approximately 93.6% of Werewolf Common Stock on a fully diluted basis immediately following the Merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1) and, if applicable, Nasdaq Listing Rule 5635(d), Werewolf must obtain the approval of Werewolf stockholders for such issuances.
Required Vote
The affirmative vote of a majority of the total votes cast on the Nasdaq Stock Issuance Proposal by the holders of shares of Werewolf Common Stock is required to approve the Nasdaq Stock Issuance Proposal. Abstentions, broker non-votes and failures to vote, if any, will have no effect on the Nasdaq Stock Issuance Proposal.
The Merger is conditioned, in part, upon the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected. The closing of the Concurrent PIPE Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. Therefore, the Concurrent PIPE Financing cannot be consummated without the approval of the Nasdaq Stock Issuance Proposal.
Certain Werewolf stockholders have agreed to vote any shares of Werewolf Common Stock owned by them in favor of the Nasdaq Stock Issuance Proposal. See the section entitled “Agreements Related to the Merger—Support Agreements” for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq Stock Issuance Proposal.
THE WEREWOLF BOARD RECOMMENDS A VOTE “FOR” THE
NASDAQ STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 2 — THE NASDAQ CHANGE OF CONTROL PROPOSAL
General
At the Special Meeting, Werewolf will ask its stockholders to approve the change of control of Werewolf resulting from the Merger, pursuant to Nasdaq Listing Rule 5635(b).
The terms of the Merger Agreement and the reasons for and other aspects of the Merger are described in detail in the sections of this proxy statement/prospectus entitled “The Merger Agreement” and “The Merger,” respectively. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.
Reason for the Proposal
Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of securities that will result in a “change of control” of the listed company. Immediately after the Merger, based solely on the estimated Exchange Ratio as described in this proxy statement/prospectus, pre-merger equity holders of Werewolf, other than those participating in the Concurrent PIPE Financing, are expected to own approximately [6.4]% of the combined company, pre-merger Ambros equity holders are expected to own approximately [72.0]% of the combined company and investors in the Concurrent PIPE Financing are expected to own approximately [21.6]% of the combined company, in each case, calculated on a fully diluted basis, using the treasury stock method. Accordingly, Werewolf expects Nasdaq to determine that the Merger constitutes a “change of control” of Werewolf. In order to ensure compliance with Nasdaq Listing Rule 5635(b), Werewolf must obtain Werewolf stockholder approval of the change of control resulting from the Merger.
Required Vote
The affirmative vote of a majority of the total votes cast on the Nasdaq Change of Control Proposal by the holders of shares of Werewolf Common Stock is required to approve the Nasdaq Change of Control Proposal. Abstentions, broker non-votes and failures to vote, if any, will have no effect on the Nasdaq Change of Control Proposal.
The Merger is conditioned, in part, upon the approval of the Nasdaq Change of Control Proposal. Notwithstanding the approval of the Nasdaq Change of Control Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Nasdaq Change of Control Proposal will not be effected. The closing of the Concurrent PIPE Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. Therefore, the Concurrent PIPE Financing cannot be consummated without the approval of the Nasdaq Change of Control Proposal.
Certain Werewolf stockholders have agreed to vote any shares of Werewolf Common Stock owned by them in favor of the Nasdaq Change of Control Proposal. See the section entitled “Agreements Related to the Merger—Support Agreements” for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq Change of Control Proposal.
THE WEREWOLF BOARD RECOMMENDS A VOTE “FOR” THE
NASDAQ CHANGE OF CONTROL PROPOSAL.

PROPOSAL NO. 3 — THE AUTHORIZED SHARE INCREASE PROPOSAL
General
At the Special Meeting, Werewolf will ask its stockholders to approve an amendment to the Werewolf Charter to increase the number of shares of Werewolf Common Stock that Werewolf is authorized to issue from 200,000,000 shares to [ ] shares, in the form attached as Annex E to this proxy statement/prospectus (the “Authorized Share Increase Amendment”). The Authorized Share Increase Proposal will have no effect on the number of authorized shares of Werewolf preferred stock, par value $0.0001 per share (“Werewolf Preferred Stock”).
The Authorized Share Increase Proposal would amend and restate the first paragraph of Article FOURTH of the Werewolf Charter in its entirety as follows:
“FOURTH: The total number of shares of all classes of stock that the Corporation shall have authority to issue is [    ] shares, consisting of (i) [    ] shares of Common Stock, $0.0001 par value per share (“Common Stock”), and (ii) 5,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).”
Reason for the Proposal
The Werewolf Charter currently authorizes Werewolf to issue 200,000,000 shares of Werewolf Common Stock and 5,000,000 shares of Werewolf Preferred Stock. As of the Record Date, there were [  ] shares of Werewolf Common Stock issued and outstanding, and no shares of Werewolf Preferred Stock outstanding. Accordingly, [  ] shares of the total number of shares of Werewolf Common Stock currently authorized remain available for issuance or may be reserved for issuance.
As described in greater detail in this proxy statement/prospectus, Werewolf expects to issue or reserve for issuance a significant number of shares of Werewolf Common Stock in connection with the Merger and the Concurrent PIPE Financing, including shares to be issued to former holders of Ambros securities, shares constituting Assumed Restricted Stock, shares issuable upon exercise of Assumed Options, shares issuable pursuant to the Werewolf Pre-Funded Warrants and shares issuable pursuant to the 2026 Plan and the 2026 ESPP. The Authorized Share Increase Proposal is intended to provide Werewolf with additional authorized shares of Werewolf Common Stock necessary to facilitate the transactions contemplated by the Merger Agreement and the Subscription Agreement and to provide the combined company with additional authorized shares following the Merger.
The number of shares of Werewolf Common Stock currently authorized and unissued and not reserved for issuance is not sufficient for (i) the issuance of Werewolf Common Stock pursuant to the Merger Agreement, including shares to be issued to former holders of Ambros securities, shares constituting Assumed Restricted Stock and shares issuable upon the exercise of the Merger Pre-Funded Warrants; (ii) the issuance of Werewolf Common Stock upon the exercise of Assumed Options; (iii) the issuance of Werewolf Common Stock in connection with the Concurrent PIPE Financing, including shares issuable upon the exercise of the PIPE Pre-Funded Warrants; and (iv) the adoption of the 2026 Plan and the 2026 ESPP, and the issuance of shares of Werewolf Common Stock pursuant thereto. In addition, there will not be sufficient shares of Werewolf Common Stock available for issuance in connection with possible future acquisitions, equity and equity-based financings, possible future awards under employee benefit plans and other corporate purposes that the Werewolf Board may determine to be desirable.
If the Authorized Share Increase Proposal is approved by Werewolf stockholders, upon its effectiveness, and without giving effect to the proposed Reverse Stock Split described in “Proposal No. 4—The Reverse Stock Split Proposal,” Werewolf will have a total of [   ] authorized shares of Werewolf Common Stock, with [    ] shares of Werewolf Common Stock issued and outstanding (as of the Record Date), and [   ] shares of Werewolf Common Stock reserved for issuance (as of the Record Date), leaving a balance of [   ] shares of Werewolf Common Stock authorized and unissued and not reserved for any specific purpose. Such share amounts will be correspondingly adjusted to the extent the proposed Reverse Stock Split is effected prior to the effectiveness of the Authorized Share Increase Amendment, but the Reverse Stock Split will not change the number of authorized shares of Werewolf Common Stock or Werewolf Preferred Stock. The Authorized Share Increase Amendment will have no effect on the number of authorized shares of Werewolf Preferred Stock.
Except for (i) the issuance of shares of Werewolf Common Stock pursuant to the Merger Agreement, including shares to be issued to former holders of Ambros securities, shares constituting Assumed Restricted Stock and shares issuable upon the exercise of the Merger Pre-Funded Warrants, (ii) the issuance of shares of Werewolf Common Stock upon the exercise of Assumed Options, (iii) the issuance of shares of Werewolf Common Stock in connection with the

Concurrent PIPE Financing, including shares issuable upon the exercise of the PIPE Pre-Funded Warrants, and (iv) the issuance of shares of Werewolf Common Stock pursuant to the 2026 Plan and the 2026 ESPP, which Werewolf will adopt, subject to stockholder approval, effective as of the Closing, Werewolf does not currently have any other plans, proposals or arrangements to issue any of its authorized but unissued shares of Werewolf Common Stock.
Required Vote
In order to have an adequate number of available shares to effect the Merger, Werewolf stockholders will need to approve the Authorized Share Increase Proposal. The affirmative vote of a majority of the total votes cast on the Authorized Share Increase Proposal by the holders of shares of Werewolf Common Stock is required to approve the Authorized Share Increase Proposal. Abstentions, broker non-votes, if any, and failures to vote will have no effect on the Authorized Share Increase Proposal.
Approval of the Authorized Share Increase Proposal would provide Werewolf with additional authorized shares of Werewolf Common Stock to facilitate the Merger and the Concurrent PIPE Financing. However, approval of the Authorized Share Increase Proposal is not an express condition to the consummation of the Merger. If the Authorized Share Increase Proposal is approved and the Merger is not completed, the Werewolf Board may determine to effect the Authorized Share Increase Amendment.
Certain Werewolf stockholders have agreed to vote any shares of Werewolf Common Stock owned by them in favor of the Authorized Share Increase Proposal. See the section entitled “Agreements Related to the Merger—Support Agreements” for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Authorized Share Increase Proposal.
THE WEREWOLF BOARD RECOMMENDS A VOTE “FOR” THE
AUTHORIZED SHARE INCREASE PROPOSAL.

PROPOSAL NO. 4 — THE REVERSE STOCK SPLIT PROPOSAL
General
At the Special Meeting, Werewolf will ask its stockholders to approve an amendment to the Werewolf Charter to effect a Reverse Stock Split of the issued and outstanding shares of Werewolf Common Stock at a ratio in the range between [ ]:1 and [ ]:1, inclusive, in the form attached as Annex D to this proxy statement/prospectus, if deemed necessary by Werewolf and Ambros (or, if the Werewolf Board is entitled to determine the Reverse Stock Split Ratio alone as described below, by Werewolf), with the final ratio (the “Reverse Stock Split Ratio”) and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by Werewolf and Ambros or, if the Nasdaq Stock Issuance Proposal or the Nasdaq Change of Control Proposal is not approved by Werewolf stockholders or the Merger Agreement is terminated in accordance with its terms, determined solely by Werewolf.
The proposed certificate of amendment to the Werewolf Charter is in the form attached as Annex D to this proxy statement/prospectus. If this certificate of amendment is filed with the Secretary of State of the State of Delaware, upon its effectiveness (the “Reverse Stock Split Effective Time”), it will effect the Reverse Stock Split at the Reverse Stock Split Ratio but will not increase the par value of Werewolf Common Stock. At the Reverse Stock Split Effective Time, the issued and outstanding shares of Werewolf Common Stock immediately prior to the Reverse Stock Split Effective Time will automatically, without further action on the part of Werewolf, be combined into a smaller number of shares in accordance with the final Reverse Stock Split Ratio.
By approving the Reverse Stock Split Proposal, Werewolf stockholders will approve the Reverse Stock Split Amendment, pursuant to which any whole number of issued and outstanding shares of Werewolf Common Stock, between and including [  ] and [ ], would be combined into one share of Werewolf Common Stock, and will authorize the Werewolf Board to file the Reverse Stock Split Amendment. As of the Record Date, 200,000,000 shares of Werewolf Common Stock were authorized, [  ] shares of Werewolf Common Stock were outstanding and no shares of Werewolf Common Stock were held in treasury.
The Reverse Stock Split will not change the number of authorized shares of Werewolf Common Stock or Werewolf Preferred Stock.
All holders of Werewolf Common Stock will be affected proportionately by the Reverse Stock Split. No fractional shares of Werewolf Common Stock will be issued as a result of the Reverse Stock Split. Instead, Werewolf stockholders who otherwise would be entitled to receive fractional shares will be entitled to receive cash (without interest) in an amount equal to such fractional share multiplied by the closing price of Werewolf Common Stock on Nasdaq on the last trading day immediately prior to the Reverse Stock Split Effective Time, as adjusted to give effect to the Reverse Stock Split. Each Werewolf stockholder will hold the same percentage of the outstanding Werewolf Common Stock immediately following the Reverse Stock Split Effective Time as that Werewolf stockholder did immediately prior to the Reverse Stock Split Effective Time, except to the extent that the Reverse Stock Split results in Werewolf stockholders receiving cash in lieu of fractional shares.
Reason for the Proposal
The Werewolf Board authorized Werewolf’s management to effect the Reverse Stock Split, subject to stockholder approval, for the following reasons:
•
The Werewolf Board believes effecting the Reverse Stock Split will increase the per-share trading price of Werewolf Common Stock so that the Nasdaq Listing Application covering the shares of Werewolf Common Stock to be issued in the Merger and the Concurrent PIPE Financing, together with the shares of Werewolf Common Stock issuable upon exercise of the Werewolf Pre-Funded Warrants, will be approved. In order for the Nasdaq Listing Application to be approved, among other requirements, the combined company must maintain a minimum bid price of $4.00 or higher for a certain period of time following the Reverse Stock Split. Such listing approval is a condition to the completion of the Merger under the Merger Agreement. For more information, see the sections entitled “The Merger—Nasdaq Stock Market Listing” and “The Merger Agreement—Mutual Conditions to Completion of the Merger” of this proxy statement/prospectus;

•
The Werewolf Board believes effecting the Reverse Stock Split will enable Werewolf to regain compliance with the minimum bid price requirement of Nasdaq Listing Rules and reduce the risk of a delisting of Werewolf Common Stock from Nasdaq. On February 4, 2026, Werewolf received a deficiency letter from the Nasdaq Listing Qualifications Department notifying Werewolf that it had failed to meet the minimum bid price requirement. Werewolf did not regain compliance during the initial 180-calendar-day compliance period, and Nasdaq granted Werewolf an additional 180-calendar-day period, expiring on February 1, 2027, to regain compliance. As of the date of this proxy statement/prospectus, Werewolf has not regained compliance with the minimum bid price requirement;
•	The Werewolf Board believes a higher per-share trading price may help generate investor interest in Werewolf and, following completion of the Merger, the combined company;
•	The Werewolf Board believes a higher per-share trading price may increase trading volume in Werewolf Common Stock and facilitate future financings by the combined company;
•
The Werewolf Board believes that the resulting increase in the number of authorized and unissued shares of Werewolf Common Stock available for issuance will facilitate the transactions contemplated by the Merger Agreement and the Subscription Agreement, including the issuance of shares of Werewolf Common Stock to former holders of Ambros securities, shares constituting Assumed Restricted Stock, shares issuable upon exercise of Assumed Options, shares issuable pursuant to the Werewolf Pre-Funded Warrants and shares issuable pursuant to the 2026 Plan and the 2026 ESPP, which Werewolf will adopt, subject to stockholder approval, effective as of the Closing, and ultimately the consummation of the Merger and the Concurrent PIPE Financing; and

•	The Werewolf Board believes that a range of Reverse Stock Split Ratios provides it with the most flexibility to achieve the desired results of the Reverse Stock Split.
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split
The following discussion is a summary of the material U.S. federal income tax considerations of the Reverse Stock Split generally applicable to U.S. holders (as defined below) of Werewolf Common Stock. This section applies only to U.S. holders that hold their Werewolf Common Stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances or status including:
•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;
•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;
•	qualified foreign pension funds (or entities wholly owned by one or more qualified foreign pension funds);
•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);
•	persons that have a functional currency other than the U.S. dollar;
•	taxpayers that are subject to the mark-to-market accounting rules;
•	persons who hold shares of Werewolf Common Stock that constitute “qualified small business stock” under Section 1202 of the Code or “Section 1244 stock” for purposes of Section 1244 of the Code;
•	persons that hold their Werewolf Common Stock as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;
•	persons who acquired their shares of Werewolf Common Stock in a transaction subject to the gain rollover provisions under Section 1045 of the Code;
•
persons who acquired their shares of Werewolf Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion right under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.
This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation, or the tax consequences of transactions effectuated before, subsequent to or concurrently with the Reverse Stock Split (whether or not any such transactions are consummated in connection with the Reverse Stock Split), including any transaction in which shares of Werewolf Common Stock are acquired.
Werewolf has not sought and does not intend to seek any rulings from the IRS regarding the Reverse Stock Split. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed above and below or that any such positions would not be sustained by a court.
If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Werewolf Common Stock, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status and activities of the partner and the activities of the partnership. Partnerships holding any Werewolf Common Stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Reverse Stock Split to them.
As used in this section, a “U.S. holder” is a beneficial owner of Werewolf Common Stock that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia or otherwise treated as a U.S. tax resident for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person (within the meaning of Section 7701(a)(30) of the Code).

Treatment of U.S. Holders in the Reverse Stock Split
Werewolf intends to treat the Reverse Stock Split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Assuming the Reverse Stock Split so qualifies, a U.S. holder generally will not recognize gain or loss upon the Reverse Stock Split. A U.S. holder’s aggregate tax basis in the shares of Werewolf Common Stock received pursuant to the Reverse Stock Split will equal the aggregate tax basis of the shares of Werewolf Common Stock surrendered, and such U.S. holder’s holding period in the shares of Werewolf Common Stock received will include the holding period in the shares of Werewolf Common Stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Werewolf Common Stock surrendered for the shares of Werewolf Common Stock received in a recapitalization pursuant to the Reverse Stock Split. If a U.S. holder holds different blocks of Werewolf Common Stock (generally, Werewolf Common Stock acquired on different dates or at different prices), such U.S. holder is urged to consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of Werewolf Common Stock received in the Reverse Stock Split.
A U.S. holder that receives cash in lieu of a fractional share of Werewolf Common Stock pursuant to the Reverse Stock Split will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Werewolf Common Stock surrendered that is allocated to such fractional share of Werewolf Common Stock. Any such gain or loss will be long-term capital gain or loss if, as of the effective time of the Reverse Stock Split, the U.S. holder’s holding period for such fractional share exceeds one year. Long-term capital gains of certain non-corporate taxpayers, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding
Assuming the Reverse Stock Split qualifies as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code, each U.S. holder who receives shares of Werewolf Common Stock in the Reverse Stock Split is required to retain permanent records pertaining to the Reverse Stock Split and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. holder who owned immediately before the Reverse Stock Split at least 5% (by vote or value) of the total outstanding stock of Werewolf is required to attach a statement to its tax return for the year in which the Reverse Stock Split is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s Werewolf Common Stock surrendered in the Reverse Stock Split, the fair market value of such stock, the date of the Reverse Stock Split and the name and employer identification number of Werewolf. Each U.S. holder is urged to consult with its tax advisor to comply with these rules.
A U.S. holder of Werewolf Common Stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Reverse Stock Split at a rate of 24%. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, such U.S. holder, may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder of Werewolf Common Stock, if any, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE REVERSE STOCK SPLIT IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU MAY BE COMPLEX AND WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON FACTORS THAT ARE NOT WITHIN WEREWOLF’S KNOWLEDGE OR CONTROL. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR SPECIFIC SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION.
Required Vote
The affirmative vote of a majority of the total votes cast on the Reverse Stock Split Proposal by the holders of shares of Werewolf Common Stock is required to approve the Reverse Stock Split Proposal. Abstentions, broker non-votes, if any, and failures to vote will have no effect on the Reverse Stock Split Proposal.
The Merger is conditioned, in part, upon the approval of the Reverse Stock Split Proposal. The Werewolf Board may, however, determine to effect the Reverse Stock Split, if approved, even if the Merger is not completed. The closing of the Concurrent PIPE Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. Therefore, the Concurrent PIPE Financing cannot be consummated without the approval of the Reverse Stock Split Proposal.
Certain Werewolf stockholders have agreed to vote any shares of Werewolf Common Stock owned by them in favor of the Reverse Stock Split Proposal. See the section entitled “Agreements Related to the Merger—Support Agreements” for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Reverse Stock Split Proposal.
THE WEREWOLF BOARD RECOMMENDS A VOTE “FOR” THE
REVERSE STOCK SPLIT PROPOSAL.

PROPOSAL NO. 5 — THE NAME CHANGE PROPOSAL
General
At the Special Meeting, Werewolf will ask its stockholders to approve the Name Change Amendment to the Werewolf Charter to change the name of Werewolf from “Werewolf Therapeutics, Inc.” to “Ambros Therapeutics, Inc.” in the form attached as Annex F to this proxy statement/prospectus.
Reason for the Proposal
Pursuant to the Merger Agreement, Merger Sub will merge with and into Ambros, with Ambros surviving the Merger as a wholly owned subsidiary of Werewolf. In connection with the Merger, Werewolf will change its name to “Ambros Therapeutics, Inc.” The Name Change Proposal is intended to implement that change in the combined company’s name.
Required Vote
The affirmative vote of a majority of the total votes cast on the Name Change Proposal by the holders of shares of Werewolf Common Stock is required to approve the Name Change Proposal. Abstentions, broker non-votes, if any, and failures to vote will have no effect on the Name Change Proposal.
The Merger is conditioned, in part, upon the approval of the Name Change Proposal. Notwithstanding the approval of the Name Change Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Name Change Proposal will not be effected. The closing of the Concurrent PIPE Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. Therefore, the Concurrent PIPE Financing cannot be consummated without the approval of the Name Change Proposal.
Certain Werewolf stockholders have agreed to vote any shares of Werewolf Common Stock owned by them in favor of the Name Change Proposal. See the section entitled “Agreements Related to the Merger—Support Agreements” for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Name Change Proposal.
THE WEREWOLF BOARD RECOMMENDS A VOTE “FOR” THE
NAME CHANGE PROPOSAL.

PROPOSAL NO. 6 — THE AUDITOR RATIFICATION PROPOSAL
General
At the Special Meeting, Werewolf will ask its stockholders to ratify the appointment of Ernst & Young LLP as Werewolf’s independent registered public accounting firm for the fiscal years ending December 31, 2026 and 2027.
In connection with the Merger, upon recommendation of the Werewolf Board’s audit committee (the “Werewolf Audit Committee”), the Werewolf Board has selected Ernst & Young LLP, which currently serves as the independent registered public accounting firm of Werewolf and of Ambros, to serve as the independent registered public accounting firm of the combined company for the fiscal years ending December 31, 2026 and 2027.
Accordingly, Werewolf is asking its stockholders to ratify such appointment of Ernst & Young LLP.
A representative of Ernst & Young LLP is expected to be present at the Special Meeting and will have an opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from Werewolf stockholders.
If Werewolf stockholders do not ratify this appointment, the Werewolf Board will reconsider whether to retain Ernst & Young LLP. If the selection of Ernst & Young LLP is ratified, the Werewolf Board, at its discretion and with the recommendation of the Werewolf Audit Committee, may direct the selection of a different independent registered public accounting firm at any time it decides that such a change would be in the best interest of Werewolf and its stockholders.
If the Merger is not consummated, approval of the Auditor Ratification Proposal will have no effect, and Ernst & Young LLP will remain Werewolf’s independent registered public accounting firm for the fiscal years ending December 31, 2026 and 2027, unless otherwise determined by the Werewolf Board upon the recommendation of the Werewolf Audit Committee.
Required Vote
The affirmative vote of a majority in voting power of the votes cast by the holders of all of the shares of Werewolf Common Stock present or represented by proxy at the Special Meeting and voting affirmatively or negatively on the matter is required to approve the Auditor Ratification Proposal. Abstentions and failures to vote will have no effect on the Auditor Ratification Proposal.
The Merger is not conditioned upon the approval of the Auditor Ratification Proposal.
Certain Werewolf stockholders have agreed to vote any shares of Werewolf Common Stock owned by them in favor of the Auditor Ratification Proposal. See the section entitled “Agreements Related to the Merger—Support Agreements” for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the Auditor Ratification Proposal.
THE WEREWOLF AUDIT COMMITTEE AND THE WEREWOLF BOARD EACH
RECOMMEND A VOTE “FOR” THE APPROVAL OF THE AUDITOR RATIFICATION PROPOSAL.

PROPOSAL NO. 7 — THE EQUITY INCENTIVE PLAN PROPOSAL
General
At the Special Meeting, Werewolf will ask its stockholders to approve the 2026 Plan, effective as of the date of the Closing of the Merger. The Werewolf Board approved the 2026 Plan on [ ], 2026, subject to the Werewolf stockholders’ approval of the Equity Incentive Plan Proposal and the consummation of the Merger. If the 2026 Plan is approved by Werewolf stockholders and the Merger is consummated, no further awards will be granted under the Werewolf Therapeutics, Inc. 2021 Stock Incentive Plan (the “Werewolf 2021 Plan”) or the Ambros 2024 Plan and, in any event, effective as of the Closing, no further awards will be granted under the Ambros 2024 Plan.
The purpose of the 2026 Plan is to secure and retain the services of employees, directors, and consultants of the combined company and its affiliates, to provide incentives for such persons to exert maximum efforts for the success of the combined company and its affiliates, and to provide a means by which such persons may be given an opportunity to benefit from increases in the value of the combined company’s common stock through the granting of awards.
Summary of the 2026 Plan
The following description of the 2026 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2026 Plan, a copy of which is attached as Annex L to this proxy statement/prospectus. Werewolf stockholders are urged to read the 2026 Plan in its entirety.
Subject to stockholder approval, the 2026 Plan will be effective as of the date of the Closing of the Merger, and no awards may be granted under the 2026 Plan prior to that date. Once the 2026 Plan becomes effective, no further grants will be made under the Werewolf 2021 Plan or the Ambros 2024 Plan.
Type of Awards. The 2026 Plan provides for the grant of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards.
Eligibility. All employees, directors, and consultants of the combined company (and its affiliates) will be eligible to participate in the 2026 Plan; however, ISOs may be granted under the 2026 Plan only to employees of the combined company or of any “parent corporation” or “subsidiary corporation” of the combined company, as those terms are defined in Sections 424(e) and (f) of the Code. Following the Merger, it is expected that approximately [  ] employees, [  ] non-employee directors, and [  ] consultants of the combined company will be eligible to participate in the 2026 Plan.
Authorized Shares. Initially, the maximum number of shares of common stock of the combined company that may be issued under the 2026 Plan after it becomes effective will not exceed [  ]% of the common stock of the combined company issued and outstanding immediately after the Effective Time of the Merger, but not in excess of [  ] such shares.
In addition, the number of shares of common stock of the combined company reserved for issuance under the 2026 Plan will automatically increase on January 1 of each calendar year, from January 1, 2027 (or, if later, the first January 1 following the date of the Closing) through the tenth anniversary of such January 1, by [  ]% of the sum of all of the combined company common stock outstanding plus all shares of combined company common stock issuable upon conversion or exercise of outstanding securities and rights, including (without limitation) preferred stock on an as-converted basis, equity awards, warrants (including pre-funded warrants), and any convertible indebtedness or similar instruments, whether or not then vested or currently exercisable, in each case, as of December 31 of the preceding year; provided that before the date of any such increase, the 2026 Plan’s administrator may determine that such increase will be less than such amount. The annual increase in the share reserve under the 2026 Plan is not subject to any maximum number of shares.
The maximum number of shares of common stock of the combined company that may be issued on the exercise of ISOs under the 2026 Plan is [  ].
Shares subject to awards granted under the 2026 Plan do not reduce the number of shares available for issuance under the 2026 Plan to the extent the awards expire or terminate without the issuance of shares, the awards are paid out in cash rather than in shares, or the shares are withheld to satisfy the exercise, strike, or purchase price of an award or the tax withholding obligations related to an award. In addition, shares issued in connection with a merger or acquisition as permitted by Nasdaq Listing Rule 5635(c)(3), will not reduce the number of shares available for issuance under the 2026 Plan.

On [  ], 2026, the closing price of a share of Werewolf Common Stock was $[  ] per share, as reported on Nasdaq.
Plan Administration. The combined company’s board of directors, or a duly authorized committee of the combined company’s board of directors, will administer the 2026 Plan. In this summary of the 2026 Plan, we sometimes refer to the combined company’s board of directors, or the applicable committee with the power to administer the 2026 Plan, as the administrator.
Subject to the limitations of the 2026 Plan, the administrator’s powers include the authority to (i) determine the eligible persons who will be granted awards and the terms and conditions of such awards, (ii) construe and interpret the 2026 Plan and awards granted under it and settle related controversies, (iii) accelerate the exercisability or vesting of any award, (iv) prohibit the exercise of any award for up to 30 days prior to certain transactions, (v) suspend or terminate the 2026 Plan, (vi) amend the 2026 Plan, subject to the limitations of the 2026 Plan and applicable law, (vii) approve forms of award agreement and amend the terms of any award (provided that such amendment does not materially impair the existing rights of the participant holding such award without such participant’s written consent), (viii) adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the 2026 Plan by, or take advantage of specific tax treatment for awards granted to, persons who are non-U.S. nationals or employed outside the U.S., and (ix) exercise such powers and perform such acts as the administrator deems necessary or expedient to promote the combined company’s best interests and that are not in conflict with the provisions of the 2026 Plan or the awards granted under it.
In addition, subject to the terms of the 2026 Plan, the administrator also has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant. Stockholder approval is not required for any such repricing, cancellation and re-grant, or other action that is treated as a repricing under generally accepted accounting principles.
The administrator may also delegate to one or more persons or bodies the authority to administer the plan to the extent permitted by applicable laws.
Stock Options. The 2026 Plan allows for the grant of options, with terms as generally determined by the administrator (in accordance with the 2026 Plan) and set forth in an award agreement. However, the per share exercise price of a stock option granted to a U.S. resident or U.S. taxpayer generally cannot be less than 100% of the fair market value of a share of combined company common stock on the date of grant, and an option may not have a term exceeding ten years; the exercise price of an option granted to a participant who is not a U.S. resident or U.S. taxpayer will be determined by the administrator in accordance with applicable law. In addition, no ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power or value of all classes of the combined company’s capital stock or of any parent or subsidiary of the combined company unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the option does not have a term exceeding five years. The aggregate fair market value, determined at the time of grant, of the shares of combined company common stock subject to ISOs that are exercisable for the first time by a participant during any calendar year under all stock plans of the combined company or any parent or subsidiary of the combined company may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. The administrator determines the terms and conditions of options, including vesting and forfeiture terms.
After a participant’s service relationship with the combined company terminates, the participant will be able to exercise the vested portion of the participant’s option for the period of time stated in the participant’s award agreement. In the absence of a specified time in the award agreement, the option will be immediately forfeited upon a termination for cause, and the vested portion of the option will remain exercisable (i) if such termination is for any reason other than for cause, due to the participant’s disability, or due to the participant’s death, for three months following the date of such termination, (ii) if such termination is due to the participant’s disability, for 12 months following the date of such termination, (iii) if such termination is due to the participant’s death, for 18 months following the date of such termination, or (iv) if such death occurs following the date of such termination but during the period such award is otherwise exercisable, for 18 months following the date of the participant’s death. However, an option may not be exercised later than the expiration of its term.
Stock Appreciation Rights. The 2026 Plan allows for the grant of stock appreciation rights, with terms as generally determined by the administrator (in accordance with the 2026 Plan) and set forth in an award agreement. However, the per-share strike price for a stock appreciation right generally cannot be less than 100% of the fair market value of a share of combined company common stock on the date of grant, and a stock appreciation right may not have a term exceeding ten years. The administrator determines the terms and conditions of stock appreciation rights, including vesting and forfeiture terms. When a participant’s service relationship with the combined company ends, the same rules relating to the exercise of options will apply to the participant’s stock appreciation rights.
Restricted Stock Awards. The 2026 Plan allows for the grant of restricted stock awards with terms as generally determined by the administrator (in accordance with the 2026 Plan) and set forth in an award agreement. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to the combined company or an affiliate, or any other form of legal consideration that may be acceptable to the combined company’s board of directors and permissible under applicable law. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Except as otherwise provided in the applicable award agreement, if a participant’s service relationship with the combined company ends for any reason, the combined company may receive any or all of the shares of combined company common stock held by the participant that have not vested as of the date the participant terminates service with the combined company through a forfeiture condition or a repurchase right. Dividends may be paid or credited with respect to shares of combined company common stock subject to a restricted stock award, as determined by the administrator and specified in the award agreement
Restricted Stock Units. The 2026 Plan allows for the grant of restricted stock units, with terms as generally determined by the administrator (in accordance with the 2026 Plan) and set forth in an award agreement. Unless otherwise determined by the administrator at the time of grant, an award of restricted stock units will be granted in consideration for a participant’s services to the combined company or an affiliate of the combined company, such that the participant will not be required to make any payment to the combined company (other than such services) with respect to the grant or vesting of the award, or the issuance of any shares through the award. If, at the time of grant, the administrator determines that any consideration must be paid by the participant upon the issuance of any shares in settlement of the award, such consideration may be paid in any form of consideration that is acceptable to the administrator and permissible under applicable law.
A restricted stock unit may be settled by the issuance of cash, shares of combined company common stock, or a combination of cash and such shares. Additionally, dividend equivalents may be paid or credited with respect to any shares covered by a restricted stock unit, as determined by the administrator and specified in the award agreement. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Performance Units and Awards. The 2026 Plan allows for the grant of performance-based stock and cash awards, with terms as generally determined by the administrator (in accordance with the 2026 Plan) and set forth in an award agreement. The administrator may structure awards so that the shares of combined company common stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.
The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the administrator. The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. In addition, the administrator has the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.
Other Awards. The administrator may grant other awards based in whole or in part by reference to combined company common stock. The administrator will set the number of shares under the award (or the cash equivalent) and all other terms and conditions of such awards. Other awards may include options or stock rights with an exercise price or strike price that is less than 100% of the fair market value of a share of combined company common stock at the time of grant.
Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any individual for service as a non-employee director with respect to any fiscal year (including awards granted and cash fees paid by the combined company) will not exceed $[  ] in total value, or in the event such non-employee director is first appointed or elected to the combined company’s board of directors during such fiscal year, $[  ] in total value

(in each case, calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes). This limitation will apply beginning with the first fiscal year that begins after the date the 2026 Plan becomes effective. Compensation will count toward this limit for the fiscal year in which it was granted or earned, and not later when distributed, in the event it is deferred.
Non-Transferability of Awards. A participant may not transfer stock awards under the 2026 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2026 Plan.
Certain Adjustments. In the event there is a specified type of change in the combined company’s capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2026 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards.
Corporate Transactions. The following generally applies to awards under the 2026 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s award agreement or other written agreement with the combined company or one of the combined company’s affiliates that is approved by the administrator or unless otherwise expressly provided by the administrator at the time of grant.
In the event of a corporate transaction, any awards outstanding under the 2026 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by the combined company with respect to the award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for any portion of an award held by a participant whose continuous service has not terminated before the effective time of the transaction, or a current participant, the vesting (and exercisability, if applicable) of such portion of the award will be accelerated in full to a date before the effective time of the transaction (contingent upon the effectiveness of the transaction), and such portion of the award will terminate if not exercised (if applicable) at or before the effective time of the transaction, and any reacquisition or repurchase rights held by the combined company with respect to such portion of the award will lapse (contingent upon the effectiveness of the transaction). With respect to the portion of any performance award that is not assumed, continued or substituted for, unless otherwise provided by an award agreement or other written agreement between the combined company and the award holder, such portion of the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for any portion of the award that is held by a person who is not a current participant, such portion of the award will terminate if not exercised (if applicable) before the effective time of the transaction, except that any reacquisition or repurchase rights held by the combined company with respect to such portion of the award will not terminate and may continue to be exercised despite the transaction.
In the event any portion of the award will terminate before the effective time of a transaction, the administrator may provide, in its sole discretion, that the holder of the award will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received with respect to that portion of the award over (ii) any exercise price payable by such holder in connection with that portion of the award.
Under the 2026 Plan, a corporate transaction is defined to include the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) a sale or disposition of all or substantially all of the consolidated assets of the combined company and its subsidiaries; (ii) a sale or disposition of at least 50% of the combined company’s outstanding securities; (iii) a merger, consolidation or similar transaction following which the combined company is not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which the combined company survives the transaction but the shares of combined company common stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise. If an individual written agreement between the combined company or any of its affiliates and a participant contains a definition of corporate transaction or any analogous term, that definition will supersede the definition in the 2026 Plan with respect to awards subject to that agreement.
Change in Control. In the event of a change in control, as defined under the 2026 Plan, awards granted under the 2026 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement or in any other written agreement between the combined company or any affiliate and the participant.

Under the 2026 Plan, a change in control is generally defined to include the following events, subject to the exceptions and qualifications set forth in the 2026 Plan: (i) the acquisition by any person or company of more than 50% of the combined voting power of the combined company’s then outstanding securities; (ii) a consummated merger, consolidation or similar transaction in which the combined company’s stockholders immediately before the transaction do not after the transaction own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (iii) a consummated sale, lease, exclusive license or other disposition of all or substantially all of the combined company’s assets other than to an entity more than 50% of the combined voting power of which is owned by the combined company’s stockholders; and (iv) an unapproved change in the majority of the board of directors. If an individual written agreement between the combined company or any of its affiliates and a participant contains a definition of change in control or any analogous term, that definition will supersede the definition of change in control in the 2026 Plan with respect to awards subject to that agreement.
Clawback. Each award granted under the 2026 Plan will be subject to reduction, cancellation, forfeiture, or recoupment in accordance with any clawback policy of the combined company that is adopted from time to time and any clawback policy that the combined company is required to adopt under the listing standards of any national securities exchange or association on which the combined company’s securities are listed or as is otherwise required by applicable laws. In addition, the administrator may impose such other clawback, recovery or recoupment provisions in an award agreement as the administrator determines necessary or appropriate.
Plan Amendment or Termination. The combined company’s board of directors has the authority to amend, suspend, or terminate the 2026 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Stockholder approval will be required for any amendment to the extent required by applicable law or the listing standards of the exchange on which the combined company’s common stock is then listed. Except to that extent, the combined company’s board of directors may amend the 2026 Plan without stockholder approval. No ISOs may be granted after the tenth anniversary of the earlier of: (i) the date the 2026 Plan is first approved by the Werewolf Board, and (ii) the date the 2026 Plan is approved by Werewolf’s stockholders. No awards may be granted under the 2026 Plan while it is suspended or after it is terminated. Other than with respect to ISOs, the 2026 Plan does not have a fixed expiration date, and the annual increase in the share reserve described above will continue through January 1, 2036 unless the 2026 Plan is earlier terminated.
U.S. Federal Income Tax Consequences
The following is a summary of the principal U.S. federal income tax consequences to participants and the combined company with respect to participation in the 2026 Plan, which will not become effective until the Closing. No awards will be issued under the 2026 Plan prior to the Closing. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the 2026 Plan. The 2026 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. The combined company’s ability to realize the benefit of any tax deductions described below depends on the combined company’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of the combined company’s tax reporting obligations.
Nonstatutory Stock Options. Generally, there is no taxation upon the grant of an NSO. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by the combined company or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the combined company (or, if applicable, the employer affiliate) will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.
Incentive Stock Options. The 2026 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised. The combined company (or, if applicable, the employer affiliate) will not be allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, the combined company (or, if applicable, the employer affiliate) will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and provided that either the employee includes that amount in income or the combined company timely satisfies its reporting requirements with respect to that amount.
Restricted Stock Awards. Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the IRS, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the combined company (or, if applicable, the employer affiliate) will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.
Restricted Stock Unit Awards. Generally, the recipient of a restricted stock unit award will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of (i) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock or (ii) the amount of cash paid to the participant. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the combined company (or, if applicable, the employer affiliate) will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.
Stock Appreciation Rights. Generally, the recipient of a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the combined company (or, if applicable, the employer affiliate) will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.
Performance/Other Awards. The U.S. federal income tax consequences of performance and other awards will depend upon the specific terms and conditions of each award. As a general matter, the recipient of such an award will recognize ordinary income at the time of settlement of the award in an amount equal to the excess, if any, of the cash or fair market value of property received over any amount paid in exchange therefor, and the combined company (or, if applicable, the employer affiliate) will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient.
Section 162(m) Limitations. Under Section 162(m) of the Code (“Section 162(m)”) compensation paid to any publicly held corporation’s “covered employees” that exceeds $1 million per taxable year for any covered employee is generally non-deductible. Awards granted under the 2026 Plan will be subject to the deduction limit under Section 162(m).
Golden Parachute Payments. The ability of the combined company (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2026 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of a corporation.
New Plan Benefits
The awards, if any, that will be made to eligible persons under the 2026 Plan are subject to the discretion of the administrator. Therefore, Werewolf and Ambros cannot currently determine the benefits or number of shares subject to awards that may be granted in the future, nor can Werewolf and Ambros determine the amounts that would have been granted in the last completed fiscal year if the 2026 Plan had been in effect.
Interests of Certain Persons in this Proposal
All members of the combined company’s board of directors and all executive officers of the combined company will be eligible to receive awards made under the 2026 Plan and, thus, have a personal interest in the approval of the 2026 Plan.
For information regarding shares of Werewolf Common Stock authorized for issuance under Werewolf’s existing equity compensation plans as of December 31, 2025, see the section entitled “Werewolf Equity Compensation Plan Information” in this proxy statement/prospectus.
Required Vote
The affirmative vote of a majority of the total votes cast on the Equity Incentive Plan Proposal by the holders of shares of Werewolf Common Stock is required to approve the Equity Incentive Plan Proposal. Abstentions, broker non-votes, if any, and failures to vote will have no effect on the Equity Incentive Plan Proposal.
The Merger is not conditioned upon the approval of the Equity Incentive Plan Proposal. The 2026 Plan will not become effective if the Merger is not consummated.
Certain Werewolf stockholders have agreed to vote any shares of Werewolf Common Stock owned by them in favor of the Equity Incentive Plan Proposal. See the section entitled “Agreements Related to the Merger—Support Agreements” for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the Equity Incentive Plan Proposal.
THE WEREWOLF BOARD RECOMMENDS A VOTE “FOR” THE
EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 8 — THE ESPP PROPOSAL
General
At the Special Meeting, Werewolf will ask its stockholders to approve the 2026 ESPP to be effective on the Closing. The Werewolf Board approved the 2026 ESPP on [ ], 2026, subject to the Werewolf stockholders’ approval of the ESPP Proposal and the consummation of the Merger. Pursuant to the Merger Agreement, the Werewolf 2021 Employee Stock Purchase Plan (the “Werewolf ESPP”) will terminate effective upon the Effective Time, and no further offering periods will commence thereunder.
The purpose of the 2026 ESPP is to provide employees of the combined company and its designated subsidiaries with an opportunity to purchase shares of the combined company common stock through accumulated contributions. The 2026 ESPP will include two components: a 423 component and a non-423 component. The 423 component is intended to qualify as an employee stock purchase plan and will be construed in a manner that is consistent with the requirements of Section 423 of the Code. In addition, the 2026 ESPP authorizes grants of purchase rights under the non-423 component that do not meet the requirements of an employee stock purchase plan.
Summary of the 2026 ESPP
The following description of the 2026 ESPP is not intended to be complete and is qualified in its entirety by the complete text of the 2026 ESPP, a copy of which is attached as Annex M to this proxy statement/prospectus. Werewolf stockholders are urged to read the 2026 ESPP in its entirety.
Subject to stockholder approval, the 2026 ESPP will become effective immediately prior to and contingent upon the Closing, but it is not yet known if or when any offerings under the 2026 ESPP will be made.
Purpose. The purpose of the 2026 ESPP is to secure and retain the services of eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the combined company and its related corporations. The 2026 ESPP will include two components: a 423 component and a non-423 component. The 423 component is intended to qualify as an employee stock purchase plan and will be construed in a manner that is consistent with the requirements of Section 423 of the Code. In addition, the 2026 ESPP authorizes grants of purchase rights under the non-423 component that do not meet the requirements of an employee stock purchase plan. Except as otherwise provided in the 2026 ESPP or determined by the administrator, the non-423 component will operate and be administered in the same manner as the 423 component.
Authorized Shares. Following the Closing, the 2026 ESPP authorizes the issuance of a number of shares equal to [  ]% of the common stock of the combined company issued and outstanding immediately after the Effective Time of the Merger, though in any event that number will not be in excess of [  ] shares. The number of shares of combined company common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2027 (or, if later, the first January 1 following the date of the Closing) through the tenth anniversary of such January 1, by the lesser of (i) [  ]% of the sum of all of the combined company common stock outstanding plus all shares of combined company common stock issuable upon conversion or exercise of outstanding securities and rights, including (without limitation) preferred stock on an as-converted basis, equity awards, warrants (including pre-funded warrants), and any convertible indebtedness or similar instruments, whether or not then vested or currently exercisable, in each case, as of December 31 of the preceding year and (ii) [  ] shares; provided that before the date of any such annual increase, the administrator may determine that such increase will be less than such amount.
On [  ], 2026, the closing price of a share of Werewolf Common Stock was $[   ] per share, as reported on Nasdaq.
Plan Administration. The combined company’s board of directors, or a duly authorized committee thereof, will administer the 2026 ESPP. In this summary of the 2026 ESPP, we sometimes refer to the combined company’s board of directors or the applicable committee with the power to administer the 2026 ESPP as the administrator.
Subject to the limitations of the 2026 ESPP, the administrator’s powers include the authority to (i) determine how and when purchase rights under the 2026 ESPP will be granted and the provisions of each offering under the 2026 ESPP; (ii) designate from time to time (A) which related corporations will be eligible to participate in the 2026 ESPP as designated 423 companies, (B) which related corporations or affiliates will be eligible to participate in the 2026 ESPP as designated non-423 companies, (C) which affiliates or related corporations may be excluded from participation in the 2026 ESPP, and (D) which designated companies will participate in each separate offering; (iii) construe and interpret the 2026 ESPP and purchase rights, and to establish, amend and revoke rules and regulations for its administration; (iv) settle all controversies regarding the 2026 ESPP and purchase rights granted under the 2026 ESPP; (v) suspend or terminate the 2026 ESPP at any time; (vi) amend the 2026 ESPP at any time; (vii) exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the combined company and its related corporations and to carry out the intent that the 2026 ESPP be treated as an employee stock purchase plan with respect to the 423 component; and (viii) adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the 2026 ESPP by employees who are foreign nationals or employed or located outside the United States. To the extent permitted by applicable law, the administrator may delegate some or all of its authority under the 2026 ESPP to one or more of the combined company’s officers or other persons. All determinations, interpretations, and constructions made by the administrator in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
Eligibility. The combined company’s employees and the employees of any of its designated affiliates will be eligible to participate in the 2026 ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the 2026 ESPP, as determined by the administrator: (1) customary employment with the combined company or one of its affiliates for more than 20 hours per week and more than five months per calendar year or (2) continuous employment with the combined company or one of its affiliates for a minimum period of time preceding an offering date as required by the administrator (but in no event will such period of time be equal to or greater than two years). The administrator may also exclude from participation in the 2026 ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the combined company or one of its affiliates, or a subset of such highly compensated employees. The administrator may also provide that a person who first becomes an eligible employee during an offering will be granted a purchase right under that offering on a date specified in the offering which coincides with the day on which such person becomes an eligible employee or which occurs thereafter, and may provide that a person who first becomes an eligible employee within a specified period before the end of an offering will not receive a purchase right under that offering.
Following the Merger, it is expected that approximately [  ] employees will be eligible to participate in the 2026 ESPP.
No employee will be eligible for the grant of any purchase rights under the 423 component of the 2026 ESPP (i) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the combined company or of any related corporation or (ii) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of combined company common stock for each calendar year that the rights remain outstanding. In the case of an offering under the non-423 component, an eligible employee (or group of eligible employees) may be excluded from participation in the 2026 ESPP or an offering if the administrator has determined, in its sole discretion, that participation of such eligible employee(s) is not advisable or practical for any reason.
Offerings. Under the 2026 ESPP, the administrator may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of combined company common stock will be purchased by employees participating in the offering. The administrator may also structure an offering so that if the fair market value of a share of combined company common stock on the first trading day of a new purchase period within that offering is less than or equal to the fair market value of a share on the offering date for that offering, the offering will terminate immediately as of that first trading day and participants in the terminated offering will be automatically enrolled in a new offering beginning on that day. In connection with each offering, the administrator may specify a maximum number of shares that may be purchased by any participant on any purchase date, a maximum aggregate number of shares that may be purchased by all participants pursuant to the offering, and a maximum aggregate number of shares that may be purchased by all participants on any purchase date. If the number of shares that would be purchased would exceed any such maximum, then, in the absence of any administrator action otherwise, a pro rata allocation of the available shares will be made based on each participant’s accumulated contributions in as nearly a uniform manner as will be practicable and equitable.
Purchase Price. The purchase price of shares of combined company common stock acquired pursuant to purchase rights will be no less than the lesser of: (i) an amount equal to 85% of the fair market value of the shares of such common stock on the offering date; or (ii) an amount equal to 85% of the fair market value of the shares of such common stock on the applicable purchase date.

Payroll Deductions. A participant may elect to participate in an offering and authorize payroll deductions by completing an enrollment form within the time specified in the offering and, if permitted in the offering, reduce or increase his or her contributions. A participant’s contributions may not exceed 15% of the participant’s earnings (or such lower amount designated by the administrator), during the period specified in the offering. Contributions are credited to a bookkeeping account for the participant. During an offering, a participant may cease making contributions and withdraw, in which case the participant’s purchase right in that offering will terminate and the participant’s accumulated but unused contributions will be returned. Unless otherwise required by applicable law, a participant’s purchase rights will terminate immediately if the participant is no longer an employee or is otherwise no longer eligible to participate, and the participant’s accumulated but unused contributions will be returned.
Certain Adjustments. In the event that there occurs a change in the combined company’s capital structure (through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or other similar equity restructuring transaction), the administrator will make appropriate adjustments to: (i) the class and number of shares reserved under the 2026 ESPP, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and number of shares subject to, and the purchase price applicable to outstanding offerings and purchase rights, and (iv) the class and number of shares that are subject to purchase limits under each ongoing offering.
Corporate Transactions. In the event of a corporate transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding purchase rights or may substitute similar rights for outstanding purchase rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such purchase rights or does not substitute similar rights for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of combined company common stock within ten business days (or such other period specified by the board) prior to the corporate transaction under the outstanding purchase rights, and the purchase rights will terminate immediately after such purchase.
Under the 2026 ESPP, a corporate transaction is defined to include the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) a sale or disposition of all or substantially all of the consolidated assets of the combined company and its subsidiaries; (ii) a sale or disposition of more than 50% of the combined company’s outstanding securities; (iii) a merger, consolidation or similar transaction following which the combined company is not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which the combined company survives the transaction but the shares of combined company common stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
Non-Transferability of Awards. During a participant’s lifetime, purchase rights will be exercisable only by such participant. Purchase rights are not transferable by a participant, except by will, by the laws of descent and distribution, or, if permitted by the combined company, by a beneficiary designation.
Plan Amendment or Termination. The administrator may amend the 2026 ESPP at any time in any respect the administrator deems necessary or advisable. However, except as otherwise provided in the 2026 ESPP, stockholder approval will be required for any amendment of the 2026 ESPP for which stockholder approval is required by applicable law. The administrator may suspend or terminate the 2026 ESPP at any time. No purchase rights may be granted under the 2026 ESPP while the 2026 ESPP is suspended or after it is terminated. If the 2026 ESPP is terminated, the administrator, in its discretion, may elect to terminate all outstanding offerings either immediately or upon completion of the purchase of shares of combined company common stock on the next purchase date (which may be sooner than originally scheduled, if determined by the administrator in its discretion), or may elect to permit offerings to expire in accordance with their terms. The 2026 ESPP does not have a fixed expiration date and will remain in effect until terminated by the administrator.
U.S. Federal Income Tax Consequences
The following is a summary of the principal U.S. federal income tax consequences to participants and the combined company with respect to participation in the 2026 ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on such participant’s particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of combined company common stock acquired under the 2026 ESPP. The 2026 ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.
423 Component of the 2026 ESPP. Rights granted under the 423 component of the 2026 ESPP are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.
A participant will be taxed on amounts withheld for the purchase of shares of combined company common stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.
If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.
If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.
Non-423 Component. A participant will be taxed on amounts withheld for the purchase of shares of combined company common stock as if such amounts were actually received. Under the non-423 component, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. If the participant is employed by the combined company or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.
There are no U.S. federal income tax consequences to the combined company by reason of the grant or exercise of rights under the 2026 ESPP. The combined company (or, if applicable, the employer affiliate) is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations).
New Plan Benefits
Since participation in the 2026 ESPP is voluntary, the benefits or amounts that will be received by or allocated to any individual or group of individuals under the 2026 ESPP in the future are not determinable and no awards have been granted that are contingent on stockholder approval of the 2026 ESPP.
For information regarding shares of Werewolf Common Stock authorized for issuance under Werewolf’s existing equity compensation plans as of December 31, 2025, see the section entitled “Werewolf Equity Compensation Plan Information” in this proxy statement/prospectus.
Interests of Certain Persons in this Proposal
All executive officers of the combined company are expected to be eligible to participate in the 2026 ESPP and, thus, have a personal interest in the approval of the 2026 ESPP.
Required Vote
The affirmative vote of a majority of the total votes cast on the ESPP Proposal by the holders of shares of Werewolf Common Stock is required to approve the ESPP Proposal. Abstentions, broker non-votes, if any, and failures to vote will have no effect on the ESPP Proposal.

The Merger is not conditioned upon the approval of the ESPP Proposal. The 2026 ESPP will not become effective if the Merger is not consummated.
Certain Werewolf stockholders have agreed to vote any shares of Werewolf Common Stock owned by them in favor of the ESPP Proposal. See the section entitled “Agreements Related to the Merger—Support Agreements” for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the ESPP Proposal.
THE WEREWOLF BOARD RECOMMENDS A VOTE “FOR” THE ESPP PROPOSAL.

PROPOSAL NO. 9 — THE DIRECTOR NOMINATION PROPOSAL
General
At the Special Meeting, Werewolf will ask its stockholders to elect Meeta Chatterjee, Ph.D. and Daniel J. Hicklin, Ph.D., as Class II directors to serve for a three-year term ending at the annual meeting of stockholders to be held in 2029. Dr. Chatterjee and Dr. Hicklin currently serve as Class II directors of the Werewolf Board, and their current terms will expire at the Special Meeting.
In accordance with the terms of the Werewolf Charter, the Werewolf Board is divided into three classes (Class I, Class II and Class III), with members of each class serving staggered three-year terms. The members of the classes are divided as follows:
•	the Class I directors are Briggs Morrison, M.D., Michael Sherman, M.B.A., and Anil Singhal, Ph.D., and their terms expire at the annual meeting of stockholders to be held in 2028;
•	the Class II directors are Meeta Chatterjee, Ph.D. and Daniel J. Hicklin, Ph.D., and their term expires at the Special Meeting; and
•	the Class III directors are Michael Atkins, M.D. and Luke Evnin, Ph.D., and their term expires at the annual meeting of stockholders to be held in 2027.
Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Notwithstanding the foregoing, following the completion of the Merger, the combined company’s board of directors will be composed of seven directors, all of whom will be designated by Ambros, and all of Werewolf’s current directors will resign from their positions effective as of the Effective Time.
The Werewolf Charter provides that the authorized number of directors may be changed only by resolution of the Werewolf Board. The Werewolf Board currently consists of seven members. The Werewolf Charter also provides that Werewolf’s directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes that all Werewolf’s stockholders would be entitled to cast in an election of directors, and that any vacancy on the Werewolf Board, including a vacancy resulting from an enlargement of the Werewolf Board, may be filled only by vote of a majority of Werewolf’s directors then in office.
The Werewolf Board, upon recommendation by the Werewolf Board’s nominating and corporate governance committee, has nominated Meeta Chatterjee, Ph.D. and Daniel J. Hicklin, Ph.D., for election as Class II directors at the Special Meeting. Meeta Chatterjee, Ph.D. and Daniel J. Hicklin, Ph.D., are presently directors and have indicated a willingness to continue to serve as directors, if elected. If a nominee becomes unable or unwilling to serve, however, the proxies may be voted for substitute nominees selected by the Werewolf Board. Under the Werewolf Bylaws, stockholders may nominate persons for election as Class II directors at the Special Meeting only in compliance with the advance notice and other requirements set forth in Section 1.11 of the Werewolf Bylaws, as described in the section entitled “Information About the Special Meeting—Stockholder Nominations of Directors at the Special Meeting” of this proxy statement/prospectus.
Werewolf’s Corporate Governance Guidelines provide that the background and qualifications of the members of the Werewolf Board considered as a group should provide a significant breadth of experience, knowledge, and abilities to assist the Werewolf Board in fulfilling its responsibilities. Werewolf’s priority in selection of board members is identification of members who will further the interests of Werewolf’s stockholders through their established records of professional accomplishment, the ability to contribute positively to the collaborative culture among Werewolf’s board members, knowledge of Werewolf’s business, understanding of the competitive landscape in which Werewolf operates and adherence to high ethical standards. Certain individual qualifications and skills of Werewolf’s directors that contribute to the Werewolf Board’s effectiveness as a whole are described in the following paragraphs.
Nominees for Election as Class II Directors
Biographical information, including principal occupation and business experience during the last five years and age as of the date of this proxy statement/prospectus, for Werewolf’s nominees for election as the Class II directors at the Special Meeting is set forth below.
Meeta Chatterjee, Ph.D., age 72, has served on the Werewolf Board since October 2021. Dr. Chatterjee was the Chief Strategy Officer of Sun Pharmaceutical Industries Ltd. from August 2023 until November 2025. Prior to that,

Dr. Chatterjee served as the Senior Vice President of Global Business Development at Legend Biotech Corporation from March 2019 until November 2022. From November 2007 to May 2018, she served in roles of increasing seniority and responsibility at Merck Research Laboratories, a division of Merck & Co., Inc., a multinational pharmaceutical company, most recently as Head of Strategy, Transactions, and Operations within the Business Development and Licensing (BD&L) group. Dr. Chatterjee served on the board of directors of Editas Medicine, a publicly traded clinical stage biotechnology company, from December 2020 to December 2024. Dr. Chatterjee received her undergraduate education at St. Xavier’s University in Ahmedabad, India, and Rutgers University (B.A., Hons Physics). Dr. Chatterjee received her Doctor of Philosophy in Physiology from Rutgers University and completed a postdoctoral fellowship in the Department of Physiology at the University of Virginia School of Medicine. Werewolf believes Dr. Chatterjee’s thirty-plus years of broad strategic and operational experience in pharmaceutical research and development, mergers and acquisition evaluation, in-licensing, and externalization activities qualifies her to serve on the Werewolf Board.
Daniel J. Hicklin, Ph.D., age 63, has served on the Werewolf Board since October 2017. Dr. Hicklin has also served as Werewolf’s President and Chief Executive Officer since August 2019. Dr. Hicklin co-founded Werewolf Therapeutics in October 2017 and served as a consultant until his appointment as Werewolf’s President and Chief Executive Officer. Dr. Hicklin also served as an Executive Partner at MPM BioImpact (formerly, MPM Capital) from 2014 to December 2019 and an advisor from January 2020 to December 2022. Previously, Dr. Hicklin was a founder of Potenza Therapeutics, Inc., a privately held biotechnology company, and served as its President and Chief Executive Officer from April 2014 until its acquisition by Astellas Pharma Inc. in December 2018. From August 2013 until February 2014, Dr. Hicklin was President and Chief Scientific Officer of CoStim Pharmaceuticals, Inc., a privately held biotechnology company that was acquired by Novartis in February 2014. Prior to joining CoStim Pharmaceuticals, Dr. Hicklin held several positions at Merck Research Laboratories (formerly the Schering-Plough Research Institute prior to its acquisition by Merck), including leading its Biologics Strategy for Oncology and the Immuno-Modulation Discovery team. Dr. Hicklin also previously held several positions at Imclone Systems Incorporated, including Vice President, Experimental Therapeutics. Dr. Hicklin has served as a member of the board of directors of several private biotechnology companies. Dr. Hicklin also currently serves on the Industry Advisory Committee for The Mark Foundation for Cancer Research. Dr. Hicklin holds an M.S. and Ph.D. in Microbiology and Immunology from New York Medical College, where he trained with Dr. Soldano Ferrone, and a B.S. from the University of Iowa. Werewolf believes that Dr. Hicklin’s operational and historical experience with Werewolf gained from being a founder and serving as Werewolf’s President and Chief Executive Officer and member of the Werewolf Board, combined with his extensive experience in oncology drug discovery, qualifies him to serve as a member of the Werewolf Board.
Directors Continuing in Office
Biographical information, including principal occupation and business experience during the last five years and age as of the date of this proxy statement/prospectus, for Werewolf’s directors continuing in office after the Special Meeting is set forth below.
Class I Directors
Briggs Morrison, M.D., age 67, has served as a member of the Werewolf Board since November 2019. He has served as Entrepreneur Partner at MPM BioImpact, a biotechnology investment firm, since June 2015, and as the Chief Executive Officer and a member of the board of directors of Crossbow Therapeutics, Inc., a privately held biotechnology company, since February 2022. Previously, he served as President, Head of Research and Development, of Syndax Pharmaceuticals, Inc., a publicly traded biopharmaceutical company, from February 2022 to April 2023, and prior to that was the Chief Executive Officer of Syndax Pharmaceuticals, Inc., from June 2015 to January 2022. Dr. Morrison has also served as a member of the board of directors of Arvinas Operations, Inc., since June 2018, and as Chair since February 2026, and CRISPR Therapeutics AG since June 2025, each of which is a publicly traded biopharmaceutical company. He also serves as a member of the board of directors of several privately held biotechnology companies. Dr. Morrison previously served as a member of the board of directors of Carisma Therapeutics Inc., a biopharmaceutical company, from July 2020 to October 2025, Repare Therapeutics from June 2017 to August 2024, and Syndax Pharmaceuticals, Inc., from June 2015 to May 2024. Previously, Dr. Morrison was the Chief Medical Officer and Head of Global Medicines Development at AstraZeneca plc from January 2012 to June 2015. Before joining AstraZeneca, he held several positions at Pfizer Inc., including Head, Medical Affairs, Safety and Regulatory Affairs for Pfizer’s human health business. Dr. Morrison also previously held several positions at Merck Research Laboratories, a division of Merck & Co., Inc., including Vice President, Clinical Sciences, Oncology. He was a member of the executive committee of the Clinical Trials Transformation Initiative sponsored by the FDA and is on the board of the Alliance for Clinical Research Excellence and Safety. Dr. Morrison has a B.S. in biology from Georgetown University and an M.D. from the University of Connecticut Medical School. He completed residency training in internal medicine at Massachusetts General Hospital and a fellowship in medical oncology at the Dana-Farber Cancer Institute. Werewolf believes Dr. Morrison is qualified to serve as a member of the Werewolf Board due to his extensive executive leadership experience, his medical background and training and his service on the boards of other public and private biopharmaceutical and biotechnology companies.
Michael Sherman, M.B.A., age 60, has served on the Werewolf Board since May 2021. Mr. Sherman previously served from April 2019 to July 2023 as Chief Executive Officer and a member of the board of directors of Chimerix, Inc., a publicly traded biopharmaceutical company, and as chair of the board of directors of Chimerix from August 2023 to April 2025. Prior to that, Mr. Sherman served as President, Chief Executive Officer, and member of the board of directors of Endocyte, Inc., a biopharmaceutical company, from June 2016 until December 2018, when it was acquired by Novartis. Mr. Sherman joined Endocyte in 2006 and served as its Chief Financial Officer and Chief Operating Officer prior to becoming Chief Executive Officer. Prior to joining Endocyte, Mr. Sherman served in various executive roles, including as vice president of finance and strategic planning for Guidant Corporation, which was acquired by Boston Scientific Corporation. Mr. Sherman has served on the board of directors of Aktis Oncology, Inc., a publicly traded life sciences company, since July 2025, and currently serves on the board of directors of a privately held life sciences company. He has also served on the board of directors of Biospecifics Technologies, Inc. from April 2020 until its acquisition by Endo Pharmaceuticals in December 2020, and he served as chair of the board of directors of the Children’s Museum of Indianapolis from January 2012 until December 2022. Mr. Sherman holds a BA in economics from DePauw University and an M.B.A. from the Tuck School of Business at Dartmouth, graduating as a Tuck Scholar. Werewolf believes that Mr. Sherman’s 30 years’ experience advancing therapeutics to commercial launch and driving companies to successful operations and strategic transactions in the biotechnology and medical technology industries qualifies him to serve as a member of the Werewolf Board.
Anil Singhal, Ph.D., age 74, has served on the Werewolf Board since February 2025. From January 2021 until its dissolution in June 2026, Dr. Singhal served as the President and Chief Executive Officer of Trishula Therapeutics, Inc., a private biotechnology company, where he also served on its board of directors. From May 2019 to September 2020, Dr. Singhal served as the President and Chief Executive Officer and a member of the board of directors of Adicet Bio, Inc., or Adicet Bio, where he led the then-private biotechnology company to its first oncology investigational new drug application submission and its merger with resTOR bio, Inc., which resulted in Adicet Bio becoming a public company. Dr. Singhal briefly served as an advisor to Adicet Bio from September 2020 to February 2021 following the merger. Dr. Singhal also served as Vice President, Early Oncology Development, of AbbVie Inc., a publicly traded pharmaceutical company, from January 2013 to March 2018. In addition, from July 2018 through September 2024, Dr. Singhal was a member of the board of directors of TriSalus Inc., a biotechnology company that became publicly traded in 2023. Dr. Singhal is a member of the American Association for Cancer Research, which he joined in 2005, and a member of the American Society of Clinical Oncology, which he joined in 2007. Dr. Singhal received his B.Sc. (Honours) degree in Biochemistry from Panjab University in India, his M.B.A. from the University of Washington and his Ph.D. in Biochemistry from Rutgers University. Werewolf believes Dr. Singhal’s more than three decades of research and development experience in the biopharmaceutical industry qualifies him to serve as a member of the Werewolf Board.
Class III Directors
Michael B. Atkins, M.D., age 72, has served on Werewolf’s Scientific Advisory Board since August 2018 and on the Werewolf Board since January 2024. Dr. Atkins has served as the Deputy Director of the Georgetown Lombardi Comprehensive Cancer Center and William M. Scholl Professor and Vice Chair of the Department of Oncology at Georgetown University Medical Center since 2012. He is also a staff physician in the Division of Hematology-Oncology at MedStar Georgetown University Hospital. Prior to moving to Georgetown in 2012, he began his career at Tufts Medical Center in 1987 before moving to Beth Israel Deaconess Medical Center in April 1997 and being appointed Professor at Harvard Medical School in 2002. At Beth Israel Deaconess he served as Deputy Chief of the Division of Hematology/Oncology and leader of the Biologic Therapy and Cutaneous Oncology Programs, as well as Co-PI of the Harvard Skin Cancer SPORE, and founding leader of the Dana Farber/Harvard Cancer Center Kidney Cancer Program and Director of the DF/HCC Kidney Cancer SPORE. He is past president of the Society for Immunotherapy of Cancer (SITC) and past member of the NCI Recombinant DNA Advisory Committee and the ASCO Nominating Committee. Dr. Atkins is Chair of the Medical Advisory Panel for the Melanoma Research Alliance, and co-chair of the Scientific Advisory Committee and a Board member for the Melanoma Research Foundation. He received the Giant in Cancer Therapy Award-Melanoma from OncLive in 2021, the Lifetime Achievement Award from SITC in 2022, was inducted as a Fellow in the Academy of ImmunoOncology in 2023 and as an American Society of Clinical Oncology (ASCO) Fellow in 2024. Dr. Atkins has a B.S. in chemistry from Tufts University and an M.D. from Tufts Medical School. He completed residency training in internal medicine and a fellowship in Hematology/Oncology at Tufts-New England Medical Center. Werewolf believes that Dr. Atkins’ decades of experience as a pioneer in the field of cancer immunotherapy, particularly in his research and clinical use of cytokine-based immunotherapy, provide him with the qualifications and skills to serve on the Werewolf Board.
Luke Evnin, Ph.D., age 63, is a co-founder of Werewolf, served as Werewolf’s President and Chief Executive Officer from December 2017 until August 2019, and has served on the Werewolf Board since October 2017 and as chairman of the Werewolf Board since August 2019. In January 2025, Dr. Evnin co-founded Vie Ventures, a life sciences investment firm focused on bridging venture capital and disease philanthropy. Previously, Dr. Evnin co-founded MPM BioImpact in 1997, where he currently serves as Senior Advisor. Dr. Evnin has served on the boards of directors of a number of public and private companies over his venture capital career. Dr. Evnin previously served as Chief Executive Officer of Turmeric Acquisition Corp., a publicly traded special purpose acquisition company formed by MPM BioImpact from August 2020 through April 2023. Dr. Evnin served on the board of directors of Oncorus, Inc., a publicly traded biotechnology company, from March 2016 until June 2023. Dr. Evnin serves as chairman of the board of directors of the Scleroderma Research Foundation, a not-for-profit entity. Dr. Evnin holds an A.B. in molecular biology from Princeton University and a Ph.D. in biochemistry from the University of California, San Francisco. Werewolf believes that Dr. Evnin’s depth and expertise in the life sciences and venture capital industries including significant experience serving on boards of directors and his educational background provide him with the qualifications and skills to serve on the Werewolf Board.
There is no arrangement or understanding between any of Werewolf’s directors and any other person or persons pursuant to which he or she was or is to be selected as a director.
Required Vote
A nominee will be elected as a director if the nominee receives a plurality of the votes cast by Werewolf stockholders entitled to vote on the Director Nomination Proposal. Votes withheld, broker non-votes, if any, and failures to vote will have no effect on the Director Nomination Proposal.
The Merger is not conditioned upon the approval of the Director Nomination Proposal.
Certain Werewolf stockholders have agreed to vote any shares of Werewolf Common Stock owned by them in favor of the Director Nomination Proposal. See the section entitled “Agreements Related to the Merger—Support Agreements” for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the election of each of Meeta Chatterjee, Ph.D. and Daniel J. Hicklin, Ph.D. as Class II directors.
THE WEREWOLF BOARD RECOMMENDS A VOTE “FOR” THE
ELECTION OF EACH OF THE NOMINEES NAMED IN
THE DIRECTOR NOMINATION PROPOSAL.

PROPOSAL NO. 10 — THE ADJOURNMENT PROPOSAL
General
At the Special Meeting, Werewolf will ask its stockholders to approve an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve any of the Required Proposals. Werewolf does not intend to propose adjournment of the Special Meeting if there are sufficient votes to approve each of the Required Proposals.
Required Vote
The affirmative vote of a majority in voting power of the votes cast by the holders of all of the shares of Werewolf Common Stock present or represented by proxy at the Special Meeting and voting affirmatively or negatively on the matter is required to approve the Adjournment Proposal. Abstentions, broker non-votes, if any, and failures to vote will have no effect on the Adjournment Proposal.
The Merger is not conditioned upon the approval of the Adjournment Proposal.
Certain Werewolf stockholders have agreed to vote any shares of Werewolf Common Stock owned by them in favor of the Adjournment Proposal. See the section entitled “Agreements Related to the Merger—Support Agreements” for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Adjournment Proposal.
THE WEREWOLF BOARD RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT THE SPECIAL MEETING
This section contains information for Werewolf’s stockholders about the Special Meeting. Werewolf is mailing or otherwise delivering this proxy statement/prospectus to you, as a Werewolf stockholder, on or about [ ], 2026. This proxy statement/prospectus is accompanied by a notice of the Special Meeting and a proxy card that the Werewolf Board is soliciting for use at the Special Meeting and at any adjournments or postponements of the Special Meeting. References to “you” and “your” in this section are to Werewolf’s stockholders.
Date, Time and Place of the Special Meeting
The Special Meeting will be held on [ ], 2026, commencing at [ ] [a.m./p.m.] Eastern Time, unless postponed or adjourned to a later date. The Special Meeting will be held exclusively online via webcast at [ ].
Purpose of the Special Meeting
At the Special Meeting, Werewolf’s stockholders will be asked to consider and vote on the following Proposals:
•
approve the issuance of shares of Werewolf Common Stock, including the shares of Werewolf Common Stock subject to the Assumed Restricted Stock and the shares of Werewolf Common Stock issuable upon exercise of the Assumed Options and the Werewolf Pre-Funded Warrants, pursuant to the terms of the Merger Agreement and the Subscription Agreement, which will represent more than 20% of the shares of Werewolf Common Stock outstanding immediately prior to the Effective Time, pursuant to Nasdaq Listing Rule 5635(a) and, if applicable, Nasdaq Listing Rule 5635(d);

•	approve the change of control of Werewolf resulting from the Merger, pursuant to Nasdaq Listing Rule 5635(b);
•
approve an amendment to the Werewolf Charter to increase the number of shares of Werewolf Common Stock that Werewolf is authorized to issue from 200,000,000 to [ ], in the form attached as Annex E to this proxy statement/prospectus;

•
approve an amendment to the Werewolf Charter to effect a Reverse Stock Split of the issued and outstanding shares of Werewolf Common Stock at a ratio in the range between [ ]:1 and [ ]:1, inclusive, in the form attached as Annex D to this proxy statement/prospectus, with the final ratio and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by Werewolf and Ambros or, if the Nasdaq Stock Issuance Proposal or the Nasdaq Change of Control Proposal is not approved by Werewolf’s stockholders or the Merger Agreement is terminated in accordance with its terms, determined solely by Werewolf;

•
approve an amendment to the Werewolf Charter to change the name of Werewolf from “Werewolf Therapeutics, Inc.” to “Ambros Therapeutics, Inc.” in the form attached as Annex F to this proxy statement/prospectus;

•	ratify the appointment of Ernst & Young LLP as Werewolf’s independent registered public accounting firm for the fiscal years ending December 31, 2026 and 2027;
•	approve the 2026 Plan, to be effective on the Closing;
•	approve the 2026 ESPP, to be effective on the Closing;
•	elect two Class II directors nominated by the Werewolf Board, each to serve for a three-year term expiring at the 2029 annual meeting of stockholders; and
•	approve an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve any of the Required Proposals.
Recommendation of the Werewolf Board
The Werewolf Board unanimously (i) determined that the Transactions are fair to, advisable and in the best interests of Werewolf and its stockholders, (ii) approved and declared advisable the Merger Agreement and the consummation by Werewolf of the Transactions and (iii) recommended, upon the terms and subject to the conditions set forth in the Merger Agreement, that Werewolf’s stockholders vote to approve the Required Proposals.

The Werewolf Board recommends that Werewolf’s stockholders vote “FOR” each of the Proposals.
Please see the section entitled “The Merger—Werewolf’s Reasons for the Merger” of this proxy statement/prospectus for a more detailed discussion of the factors considered by the Werewolf Board in reaching its decision to approve and declare advisable the Merger Agreement and the Transactions.
The Merger is conditioned, in part, upon the approval of the Required Proposals. The Merger is not conditioned upon the approval of the Authorized Share Increase Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal, the Auditor Ratification Proposal, the Director Nomination Proposal or the Adjournment Proposal. Although approval of the Authorized Share Increase Proposal is not an express condition to the Merger, such approval may be necessary to ensure that Werewolf has sufficient authorized shares of Werewolf Common Stock to consummate the Transactions and the Subscription Agreement. In addition, if the Authorized Share Increase Proposal or the Reverse Stock Split Proposal is approved, the Werewolf Board may determine to effect the Authorized Share Increase Amendment or the Reverse Stock Split, or both, even if the Merger is not completed, including if the Nasdaq Stock Issuance Proposal or the Nasdaq Change of Control Proposal is not approved.
Record Date and Quorum
Werewolf has fixed 5:00 p.m. Eastern Time on [ ], 2026 as the Record Date to determine which of Werewolf’s stockholders will be entitled to receive notice of and vote at the Special Meeting. Only Werewolf’s stockholders of record on the Record Date will be entitled to notice of, and to vote at, the Special Meeting. On the Record Date, there were [ ] shares of Werewolf Common Stock outstanding and entitled to notice of, and to vote at, the Special Meeting, held by approximately [ ] holders of record. Each holder of Werewolf Common Stock outstanding on the Record Date will be entitled to one vote for each share held of record.
The presence at the Special Meeting of holders of a majority in voting power of the shares of Werewolf Common Stock issued and outstanding and entitled to vote at the Special Meeting, present or represented by proxy, will constitute a quorum for the purposes of the Special Meeting. All shares of Werewolf Common Stock entitled to vote at and present or represented by proxy at the Special Meeting, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Special Meeting.
If a quorum is not present at the Special Meeting, the Special Meeting will be postponed until the holders of the number of shares of Werewolf Common Stock required to constitute a quorum attend. If additional votes must be solicited in order for Werewolf’s stockholders to approve any of the Required Proposals and the Adjournment Proposal is approved, the Special Meeting may be adjourned to solicit additional proxies in accordance with the provisions of the Merger Agreement.
Vote Required; Treatment of Abstentions, Broker Non-Votes and Failure to Vote
The affirmative vote of a majority of the total votes cast on each applicable Proposal by the holders of shares of Werewolf Common Stock is required for approval of the Nasdaq Stock Issuance Proposal, the Nasdaq Change of Control Proposal, the Authorized Share Increase Proposal, the Reverse Stock Split Proposal, the Name Change Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal. The affirmative vote of a majority in voting power of the votes cast by the holders of all of the shares of Werewolf Common Stock present or represented at the Special Meeting and voting affirmatively or negatively on such matter is required to approve the Auditor Ratification Proposal and the Adjournment Proposal. A nominee will be elected as a director if the nominee receives a plurality of the votes cast by stockholders entitled to vote on the Director Nomination Proposal.
If you fail to submit a proxy or vote during the Special Meeting, this will have no effect on the Proposals.
Abstentions with respect to the Proposals other than the Director Nomination Proposal, and votes withheld with respect to the Director Nomination Proposal, will have no effect on the outcome of the applicable Proposal.
Broker non-votes, if any, will have no effect on the Nasdaq Stock Issuance Proposal, the Nasdaq Change of Control Proposal, the Authorized Share Increase Proposal, the Reverse Stock Split Proposal, the Name Change Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal, the Director Nomination Proposal or the Adjournment Proposal. Broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Special Meeting.

Voting of Proxies; Incomplete Proxies
A Werewolf stockholder may vote by proxy or during the Special Meeting via the Special Meeting Website. If you hold your shares of Werewolf Common Stock in your name as a stockholder of record, you may use one of the following methods to submit a proxy as a Werewolf stockholder:
•	through the internet by following the instructions provided on the proxy card;
•	by telephone by calling the toll-free number found on the proxy card; or
•	by mail by completing, signing, dating and returning the proxy card in the enclosed envelope, which requires no additional postage if mailed in the United States.
The deadline for voting by telephone or the internet as a stockholder of record is [ ] p.m. Eastern Time, on [ ], 2026 (the day before the Special Meeting).When a properly executed proxy card is returned, the shares of Werewolf Common Stock represented by it will be voted at the Special Meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of Werewolf Common Stock represented by that proxy card will be voted as recommended by the Werewolf Board.
If a Werewolf stockholder’s shares are held in “street name” by a bank, broker or other nominee, that stockholder should check the voting instruction form provided by that firm to determine how to vote. You may not vote shares held in “street name” by returning a proxy card directly to Werewolf. You may vote shares held in “street name” during the Special Meeting via the Special Meeting Website using the control number included on the voting instruction form provided by your bank, broker or other nominee. Follow the instructions from your bank, broker or other nominee included with these proxy materials, or contact your bank, broker or other nominee if you have not received a voting instruction form or a control number.
Every Werewolf stockholder’s vote is important. Accordingly, you should complete, sign, date and return the enclosed proxy card, or submit your proxy by telephone or the internet by following the instructions on your proxy card, whether or not you plan to attend the Special Meeting. Submitting a proxy will not prevent you from being able to vote during the Special Meeting.
Revocability of Proxies and Changes to a Werewolf Stockholder’s Vote
If you hold stock in your name as a stockholder of record, you may change your vote or revoke any proxy at any time before it is voted by (i) completing, signing, dating and returning a proxy card with a later date, (ii) voting by telephone or the internet at a later time than your original vote (but before the internet and telephone voting deadline), (iii) delivering a written revocation letter to Werewolf’s Corporate Secretary at Werewolf’s principal executive offices or (iv) attending the Special Meeting online and voting again during the Special Meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received by [ ] p.m. Eastern Time on [ ], 2026 (the day before the Special Meeting).
If your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the change or revocation of voting instructions.
Any Werewolf stockholder entitled to vote at the Special Meeting may vote via the Special Meeting Website regardless of whether a proxy has been previously given, but the mere presence of a stockholder at the Special Meeting will not constitute revocation of a previously given proxy.
Solicitation of Proxies
Werewolf is soliciting proxies from its stockholders in conjunction with the Merger. Werewolf will bear the entire cost of soliciting proxies from its stockholders. In addition to solicitation of proxies by mail, Werewolf will request that banks, brokers and other record holders send proxies and proxy materials to the beneficial owners of Werewolf Common Stock and secure their voting instructions. Werewolf will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Werewolf may use its directors, officers or employees, who will not be specially compensated, to solicit proxies from Werewolf’s stockholders, either personally or by mail, telephone or electronic means.
Werewolf has retained Okapi as its proxy solicitor. Werewolf will pay Okapi a fee of up to $30,000 for its proxy solicitation services, plus reimbursement of certain specified out-of-pocket expenses. Werewolf also has agreed to indemnify Okapi against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Stockholder Nominations of Directors at the Special Meeting
Because the Werewolf Board has determined that two Class II directors will be elected at the Special Meeting, the Werewolf Bylaws permit a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting, to nominate one or more persons for election as a Class II director at the Special Meeting, provided that the stockholder complies with the advance notice and other requirements set forth in Section 1.11 of the Werewolf Bylaws. To be timely, a stockholder’s notice of nomination must be received in writing by Werewolf’s Corporate Secretary at Werewolf’s principal executive office, 303 Wyman Street, Suite 300, Waltham, Massachusetts 02451, no later than [  ], 2026. The notice must contain the information, representations and other materials required by the Werewolf Bylaws, and must be delivered by hand (including by overnight courier service) or by certified or registered mail, return receipt requested. A stockholder who intends to solicit proxies in support of director nominees other than the Werewolf Board’s nominees must also comply with Rule 14a-19 under the Exchange Act. The number of nominees a stockholder may nominate may not exceed the number of directors to be elected at the Special Meeting.
Other Matters
As of the date of this proxy statement/prospectus, the Werewolf Board does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.
Assistance
If you are a Werewolf stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact Werewolf’s proxy solicitor, Okapi, at the following email and telephone numbers:
Banks and Brokers Call: (212) 297-0720
Stockholders Call Toll Free: (877) 259-6290
Email: Info@okapipartners.com

THE MERGER
The following is a discussion of the Merger and the material terms of the Merger Agreement relating to the Merger. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement. You should read carefully the entire proxy statement/prospectus, including the Merger Agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement or the Transactions that is important to you. This section is not intended to provide you with any factual information about Werewolf or Ambros. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Werewolf makes with the SEC, as described in the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.
Background of the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Werewolf Board or any committees thereof or the representatives of Werewolf and other parties.
Werewolf is an innovative biopharmaceutical company pioneering the development of therapeutics engineered to stimulate the body’s immune system for the treatment of cancer and other immune-mediated conditions, with ongoing clinical trials of its two most advanced product candidates, WTX-124 and WTX-330, systemically delivered, conditionally activated Interleukin-2 (“IL-2”) and Interleukin-12 (“IL-12”), respectively, INDUKINE molecules for the treatment of multiple tumor types. Werewolf’s clinical trials include a Phase 1/1b clinical trial evaluating WTX-124 as a monotherapy and in combination with Merck & Co., Inc.’s anti-PD-1 therapy KEYTRUDA (pembrolizumab) in patients with immunotherapy sensitive advanced or metastatic solid tumors who have failed standard of care treatment, including checkpoint inhibitor therapy, a Phase 1 dose escalation clinical trial of WTX-330 in patients with advanced or metastatic solid tumors or lymphoma, and a Phase 1/2 dose and regimen-finding clinical trial of WTX-330 in patients with selected advanced or metastatic solid tumors. Pursuant to the Jazz Collaboration Agreement, Werewolf licensed the worldwide right to develop and commercialize the 898 Program, formerly WTX-613, a differentiated, conditionally activated IFNα INDUKINE molecule, to Jazz. In addition to its INDUKINE molecules, Werewolf was also applying its novel engineering approach to other modalities with a focus on conditionally activated immune cell engagers.
In furtherance of this strategy, the Werewolf Board and its committees, together with members of Werewolf’s management, regularly reviewed Werewolf’s business strategy, clinical development priorities, discovery pipeline, liquidity, financing requirements and available strategic alternatives. Throughout 2025 and into 2026, Werewolf’s management periodically updated the Werewolf Board regarding the progress of Werewolf’s clinical programs, including WTX-124 and WTX-330, Werewolf’s projected cash runway, business development activities and potential financing alternatives, as well as broader strategic options designed to maximize value for Werewolf’s stockholders.
During 2025, the Werewolf Board devoted significant attention to evaluating Werewolf’s strategic focus. Among other matters, the Werewolf Board reviewed management’s proposal to progress Werewolf’s proprietary INDUCER T cell engager molecules, with the goal of nominating the first INDUCER development candidate in the second quarter of 2025. In August 2025, Werewolf announced that it had nominated its first INDUCER development candidate, WTX-1011, targeting six-transmembrane epithelial antigen of the prostate 1 (STEAP1). Additionally, in August 2025, Werewolf engaged PJT Partners LP (“PJT Partners”) to act as exclusive financial advisor with the goal of identifying potential partnering transactions related to Werewolf’s WTX-124 and WTX-330 clinical stage assets and its pre-clinical INDUCER assets.
At meetings of the Werewolf Board held on September 10, 2025, at which representatives of Sidley Austin LLP, counsel to Werewolf (“Sidley”), and PJT Partners were present, and October 7, 2025, at which representatives of Sidley were present, the Werewolf Board discussed Werewolf’s financial position and cash runway, the implementation of cost containment measures, potential clinical development scenarios for WTX-124 and for WTX-330, various financing scenarios and the status and developments arising from the potential partnering process. In connection with these discussions, representatives of Sidley reviewed the fiduciary duties of the Werewolf Board and management, and advised the Werewolf Board that, given Werewolf’s cash and debt positions, Werewolf should pursue multiple financing, partnering and strategic alternatives in parallel and discussed the relative benefits, risks and timing considerations associated with these alternatives. The Werewolf Board also reviewed scenarios based on various financing assumptions, as well as preliminary financial projections for a potential 2026 wind-down and dissolution in the event that financing, partnering or other strategic alternatives were not successful. The Werewolf Board also discussed alternatives with respect to the K2HV Loan Agreement with the K2HV Lenders, K2HV and the Collateral Trustee (each as defined below). Following these discussions, the Werewolf Board directed management to continue pursuing potential financing and partnering opportunities in parallel, to develop a refined clinical development plan for WTX-124 focused on registrational pathways and a refined clinical development plan for WTX-330 focused on generating key dose and proof of activity data while implementing various cost-containment measures and to prepare an updated set of financial projections for a potential 2026 wind-down and dissolution reflecting feedback from the September 10th and October 7th Werewolf Board meetings, the updated clinical development plans and the impact of the cost-containment measures.
During October 2025, as directed by the Werewolf Board, Werewolf management continued to pursue partnering opportunities, progressed the refined clinical development plans for WTX-124 and WTX-330, continued its development of its INDUCER technology and programs, implemented various cost-containment measures and began engagement with potential placement agents to develop plans for a financing and undertook other activities in preparation for the financing.
At meetings of the Werewolf Board held on November 5, November 11, December 16 and December 17, 2025, at which members of Werewolf management and representatives of Sidley were present, the Werewolf Board reviewed development plan scenarios for WTX-124 and financing scenarios and timelines, as well as various developments related to financing alternatives. Additionally, the Werewolf Board received updates on the partnering process. At the November 11, 2025 meeting, the Werewolf Board reviewed the recommended clinical development path for WTX-124 and authorized a financing, in a public offering or through a private placement, to be led by Jefferies LLC, Leerink Partners LLC (“Leerink Partners”) and H.C. Wainwright & Co., LLC (collectively, the “Placement Agents”).
From November 2025 through early February 2026, with the assistance of the Placement Agents, Werewolf pursued a potential registered direct offering and a potential private placement financing. In evaluating Werewolf’s financing alternatives, the Werewolf Board considered, among other matters, Werewolf’s anticipated capital requirements, investor feedback, prevailing market conditions and the terms and execution risk associated with obtaining sufficient financing. Throughout this period, Werewolf continued various partnering discussions for both its WTX-124 and WTX-330 clinical-stage assets and its pre-clinical INDUCER assets. Through early February 2026, neither the financing efforts nor the partnering efforts resulted in a transaction.
At meetings of the Werewolf Board held on January 16, January 21, January 23, January 26 and January 29, 2026, in each case (other than January 29th) at which representatives of Sidley were present, the Werewolf Board discussed developments related to the potential financing and partnering transactions, Werewolf’s financial position and cash runway. In connection with these discussions, representatives of Sidley advised the Werewolf Board that, given Werewolf’s cash position and debt obligations, Werewolf should continue to pursue multiple financing, partnering and strategic alternatives in parallel and discussed the relative benefits, risks and timing considerations associated with these alternatives. The Werewolf Board also reviewed various budget scenarios, discussed the K2HV Loan Agreement and reviewed updated preliminary financial projections for a potential wind-down and dissolution. The Werewolf Board considered multiple potential strategic paths, including raising additional capital to continue the development of its clinical and pre-clinical programs, selling or divesting certain of Werewolf’s assets in order to raise capital to continue development of other assets, pursuing a business combination and preparing for a wind-down and dissolution. Following these discussions, the Werewolf Board directed management to continue pursuing potential partnering and asset divestiture opportunities and to implement a reduction-in-force and additional cost containment measures.
On February 4, 2026, Werewolf received the Nasdaq Deficiency Notice, notifying Werewolf that, for the prior 30 consecutive business days, Werewolf Common Stock had not maintained a minimum closing bid price of $1.00 per share pursuant to Nasdaq Listing Rule 5450(a)(1) (the “minimum bid price requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Werewolf was provided an initial period of 180 calendar days, or until August 3, 2026, to regain compliance with the minimum bid price requirement. On February 6, 2026, Werewolf publicly announced its receipt of the Nasdaq Deficiency Notice.
At a meeting of the Werewolf Board held on February 4, 2026, at which representatives of Sidley were present, Werewolf’s management provided updates on potential financing scenarios and the status of various business development discussions, and reviewed potential scenarios if a financing transaction did not materialize during the ensuing week, including the need to implement a reduction-in-force. At a meeting of the Werewolf Board held on February 9, 2026, with Werewolf management and representatives of Sidley present, the Werewolf Board approved a reduction-in-force, representing 64% of Werewolf’s workforce, which it expected to be substantially completed by

February 13, 2026, in order to decrease operating expenses. Additionally, at this meeting, the Werewolf Board determined that a process should be initiated to explore a full range of strategic alternatives (including, among other options, a sale of the company, a business combination or merger, a sale of Werewolf’s assets, licensing or collaboration arrangements, other strategic transactions, loan restructuring or bankruptcy) and directed management to enter into a new engagement with a financial advisor to assist Werewolf with initiating such a broader process and with negotiations with its creditors. Following this meeting, members of Werewolf management evaluated potential financial advisors to support the expanded scope of its strategic review. On February 17, 2026, Werewolf and its then-current financial advisor agreed to a mutual termination of the existing engagement letter, with no further fees payable, and subsequently, on February 23, 2026, Werewolf executed an engagement letter with Piper Sandler to serve as exclusive financial advisor to assist in the broader strategic review process.
On February 24, 2026, Werewolf issued a press release announcing that it planned to explore strategic alternatives and that it had engaged Piper Sandler as its exclusive financial advisor to assist in the strategic evaluation.
Starting in late February 2026, as authorized by the Werewolf Board and the Werewolf Transaction Committee (as defined below and after it was constituted on March 3, 2026), representatives of Piper Sandler and Werewolf’s management contacted, or were contacted by, potential counterparties regarding their interest in a potential strategic transaction with Werewolf. Given the various assets under development by Werewolf, the initial focus was on an asset-based transaction, including partnering or licensing of Werewolf’s clinical stage assets or asset purchase transactions. As part of this effort, representatives of Piper Sandler contacted 47 parties. During this asset-based transaction process, 26 confidentiality agreements were signed (none of which contained standstill provisions), 11 management presentations were held and 5 term sheets were received. As a result of these efforts, in February 2026, Werewolf entered into discussions with Jazz with respect to a sale of the 898 Program and with EMD Serono Research & Development Institute Inc. (“EMD”) with respect to the pre-clinical INDUCER assets. This partnering and asset-based transaction process continued from late February through the summer of 2026. Werewolf also entered into negotiations with K2HV regarding amendments to, or potential repayment of, the K2HV Loan Agreement.
On March 3, 2026, the Werewolf Board held a meeting with representatives of Werewolf management, Sidley and Piper Sandler present to discuss the strategic alternatives process, initiating a dialog with K2HV to explore options to extend Werewolf’s cash runway, including renegotiating the terms of the K2HV Loan Agreement, and commencing negotiations with Werewolf’s landlord to seek an exit to its lease for its principal executive offices. Additionally, the Werewolf Board reviewed Werewolf’s financial position, cash runway and additional potential cost containment measures. At this meeting, the Werewolf Board established a Transaction Committee (the “Werewolf Transaction Committee”) for convenience (and not because of any actual or perceived conflicts of interest), comprised of Michael Sherman, Meeta Chatterjee and Luke Evnin, in order to assist the Werewolf Board by working with the various advisors and constituencies of Werewolf in connection with the consideration of strategic alternatives for Werewolf and assisting Werewolf in reviewing, considering, evaluating, investigating, pursuing and negotiating any such strategic alternatives, including, without limitation, (i) any potential transaction involving the acquisition of Werewolf, (ii) any potential sale process involving Werewolf, (iii) any potential new debt financing, (iv) any agreements or transactions with Werewolf’s stakeholders, (v) any matter involving (a) the filing or commencement of any voluntary or involuntary petition or proceeding for relief in respect of Werewolf or its subsidiaries, or of a substantial part of the property or assets of Werewolf under Chapter 7 or Chapter 11 of the U.S. Bankruptcy Code, (b) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Werewolf or for a substantial part of the property or assets of Werewolf, (c) the winding-up or liquidation of Werewolf or its subsidiaries, or (d) any assignment for the benefit of creditors or any other similar proceeding and (vi) any matter related to, in connection with or in furtherance of the foregoing. The Werewolf Transaction Committee was, among other things, authorized to work with financial and legal advisors, and any other advisors and constituencies of Werewolf, with respect to the consideration of strategic alternatives, to review and evaluate strategic alternatives, to make recommendations to the Werewolf Board with respect to strategic alternatives, and to negotiate, and delegate to management the authority to negotiate, any proposed transaction. The Werewolf Board did not delegate to the Werewolf Transaction Committee authority to approve any potential transaction or any agreement relating to a potential transaction.
At the March 3, 2026 meeting, the Werewolf Board also discussed Werewolf’s potential strategic alternatives and the process and expected timing for those alternatives. In order to remain informed as Werewolf’s strategic alternatives and related discussions evolved, the Werewolf Board determined to schedule weekly update calls of the Werewolf Transaction Committee for the foreseeable future, with all members of the Werewolf Board invited to attend, subject to cancellation if no significant developments had occurred since the prior meeting.

On May 4, 2026, the Werewolf Board held a meeting with representatives of Werewolf management and Sidley present. Werewolf management updated the Werewolf Board with respect to the negotiations to date with (i) K2HV with respect to the K2HV Loan Agreement, (ii) the landlord with respect to Werewolf’s lease for its principal executive offices, and (iii) Jazz with respect to the 898 Program. At the meeting, the Werewolf Board approved the repayment of the K2HV Loan Agreement, entry into a lease termination agreement and entry into an asset purchase agreement and license agreement with Jazz.
On May 6, 2026, Werewolf entered into the Jazz Purchase Agreement, pursuant to which Werewolf sold to Jazz the 898 Program which was previously subject to the Collaboration Agreement. Concurrently with the Jazz Purchase Agreement, Werewolf entered into a license agreement with Jazz, pursuant to which Werewolf granted to Jazz licenses and sublicenses under certain intellectual property rights relevant to the 898 Program but not sold to Jazz under the Jazz Purchase Agreement. Under the Jazz Purchase Agreement, Jazz paid Werewolf upfront consideration of $21.0 million, and agreed to pay an additional $2.0 million upon the consent to the partial assignment of a certain license agreement, as and to the extent such agreement relates to the conduct of the 898 Program. Jazz also assumed certain liabilities of Werewolf relating to the 898 Program arising after the closing of the transaction. The sale of the 898 Program provided Werewolf with significant non-dilutive capital to extend its cash runway, while also simplifying Werewolf’s asset portfolio in connection with the ongoing strategic review process. Effective as of the closing of the sale contemplated by the Jazz Purchase Agreement, the Collaboration Agreement was terminated. Additionally, on May 6, 2026, Werewolf (i) repaid all amounts, totaling approximately $31.4 million, owed under the K2HV Loan Agreement, and (ii) entered into a lease termination agreement with the landlord for its principal executive offices, to be effective October 31, 2026, subject to earlier termination in accordance with the termination notice set forth therein.
Thereafter, Werewolf continued to explore a full range of strategic alternatives, including partnering transactions for its clinical-stage assets, a sale of the company, a business combination or merger, a sale of assets, licensing or collaboration arrangements and other strategic transactions. Having evaluated the results of the asset-based transaction process and Werewolf’s financing efforts and having concluded that standalone asset-based transactions, while providing important non-dilutive capital, were unlikely on their own to maximize long-term value for Werewolf’s stockholders, the Werewolf Board determined that a business combination with a privately held company should be pursued in parallel with asset-based transactions. At each of its meetings held in February, March, April and May, the Werewolf Board and the Werewolf Transaction Committee discussed (i) how a potential business combination with a privately held company with strong clinical results, an experienced management team and an institutional investor base could provide Werewolf’s stockholders with the potential to participate in a well-capitalized combined entity positioned for long-term value creation, while also preserving the potential to benefit from Werewolf’s legacy assets through a CVR structure, and (ii) the benefits of asset-based transactions or partnering transactions to extend Werewolf’s runway and potentially generate sufficient capital to fund the clinical development of one or more clinical programs. In parallel with exploring such a potential transaction, recognizing the execution risk associated with a business combination or other strategic transaction, the Werewolf Board instructed management to develop a clinical trial plan for the development of WTX-124 and WTX-330 based upon the learnings from the ongoing clinical trials and the feedback received from investors during the financing process led by the Placement Agents, with the goal of identifying a clinical development pathway that would require substantially lower financing.
On or about May 8, 2026, at the direction of the Werewolf Transaction Committee, representatives of Piper Sandler commenced outreach to a list of 19 companies for a potential business combination (including Ambros). These companies were primarily high-quality, privately held biotechnology companies that had identified themselves as having, or were perceived as having, a near-term expectation of seeking to obtain financing and/or an interest in becoming a public company with access to the public capital markets. Subsequently, during May and June 2026, this list was expanded to a total of 36 potential counterparties, of which 30 expressed interest in a potential transaction. Representatives of Piper Sandler distributed process letters to each of these 30 companies, requesting that such potential counterparties submit non-binding indications of interest with respect to a strategic transaction with Werewolf, assuming that Werewolf’s projected available net cash balance at closing would be approximately $20.0 to $30.0 million, which was based on the Werewolf Board’s expectation that it would be able to enter into one or more asset or partnering transactions (including a transaction related to the INDUCER assets). At the direction of the Werewolf Board and the Werewolf Transaction Committee, members of Werewolf’s management, members of the Werewolf Board, including members of the Werewolf Transaction Committee, and Werewolf’s financial and legal advisors conducted due diligence on multiple potential counterparties, focusing on review of strategic, scientific and clinical focus areas of each company, as well as competitive and other business factors. Of the 30 potential counterparties who received process letters, 17 executed customary mutual confidentiality agreements with Werewolf (all, without a standstill provision), and 14 submitted non-binding indications of interest, of which Werewolf held management meetings with 10.
At a meeting held on May 27, 2026, at which representatives of Piper Sandler and Sidley were present, the Werewolf management team presented an updated preliminary clinical trial plan for WTX-124 to the Werewolf Board, which directed management to continue to refine such plan in light of the significant capital needed to undertake such plan. Additionally, the Werewolf Board received updates on the negotiations related to the pre-clinical INDUCER assets and the business combination process. The Werewolf Board directed management to continue to progress both potential transactions in parallel, recognizing that both transactions involved significant execution and timing uncertainty given the nature of the transactions, the nature of the counterparties, and the fluidity of market conditions. At this meeting, representatives of Piper Sandler verbally notified the Werewolf Board of its potential role as an underwriter for the initial public offering being considered by one of the companies that had received a process letter, Ambros, albeit with a different team of bankers at Piper Sandler. Subsequently, on August 18, 2026, representatives of Piper Sandler delivered a customary disclosure statement to the Werewolf Board, indicating that Piper Sandler had not received investment banking fees, other than the Monthly Fees and a portion of the Jazz Asset Sale Fee (each as defined below) in connection with Piper Sandler’s engagement by Werewolf, from Werewolf or Ambros during the past two years and that as of such date, Piper Sandler did not hold any ownership positions in Werewolf or Ambros.
Throughout June 2026, Werewolf’s management updated the Werewolf Transaction Committee and the Werewolf Board regarding the negotiations with, and due diligence with respect to, the potential business combination counterparties that had been identified and evaluated by Werewolf and representatives of Piper Sandler. Representatives of Piper Sandler and Werewolf management presented to the Werewolf Transaction Committee and the Werewolf Board updates regarding these potential counterparties, and compared the opportunities for a business combination with each based on, among other things, the nature and stage of development of their respective product candidates, the size and level of commitment of any concurrent financing sought by such potential counterparty, quality of investor support, management, status of portfolio diversification and whether they already had Public Company Accounting Oversight Board (United States) (“PCAOB”)-audited financial statements. For those 14 potential counterparties that provided non-binding indications of interest, the Werewolf Transaction Committee and the Werewolf Board also considered proposed transaction structure, relative valuation of the parties, treatment of cash in the transaction, anticipated transaction timing, the proposed treatment of Werewolf’s assets and the value that would be created for Werewolf stockholders.
Throughout this time, Werewolf continued its discussions and negotiations with potential counterparties, including EMD, regarding the pre-clinical INDUCER assets, and continued outreach and discussions regarding partnering transactions related to its clinical stage programs. At the direction of the Werewolf Board, Werewolf management continued to progress its negotiations with EMD with the goal of concluding such transaction in order to extend its cash runway, potentially to provide sufficient cash proceeds to enable further clinical development of WTX-124 and/or WTX-330, and to simplify Werewolf’s asset portfolio in connection with the ongoing strategic review process. Additionally, the Werewolf Board recognized that all strategic transactions, including both the proposed INDUCER transaction and the business combination transaction, were subject to numerous execution risks, many of which were outside the control of Werewolf and that maintaining as much optionality as possible was in the best interests of Werewolf and its stockholders.
Commencing in May 2026 and continuing through June 2026, Werewolf management, often with members of the Werewolf Board or Werewolf Transaction Committee present, met with management teams from 10 of the potential counterparties that provided non-binding indications of interests (including Ambros, as discussed below), and, together with its legal and financial advisors, Werewolf undertook diligence with respect to those counterparties.
On June 8, 2026, Werewolf signed a confidentiality agreement with Ambros, which did not include a standstill provision. Thereafter, on June 12, 2026, Ambros confidentially delivered to Werewolf an Ambros corporate presentation and a Preliminary Non-Binding Indication of Interest (the “Ambros Indication of Interest”). Among other things, the preliminary Ambros Indication of Interest provided that:
•	the transaction would be structured as a tax-free reverse triangular merger, with Ambros surviving as a wholly owned subsidiary of Werewolf;

•
the parties would agree upon an implied valuation of approximately $500.0 million for Ambros and approximately $50.0 million for Werewolf, assuming $35.0 million target net cash subject to a customary net-cash target and true-up mechanic, with any positive or negative variance adjusted through the exchange ratio;

•	the parties anticipated a concurrent financing of at least $100.0 million, with the potential to increase the size of the financing depending on overall deal considerations;
•
Werewolf’s stockholders would receive a non-transferable CVR entitling them to 100% of the net proceeds from any disposition, out-license or monetization of Werewolf’s legacy pipeline assets (its conditionally activated INDUKINE and INDUCER platform programs, including WTX-124 and WTX-330, and related clinical and pre-clinical assets);

•
following the closing, the size and composition of the combined company’s board of directors would be designated by Ambros, subject to Nasdaq independence requirements, and Ambros’ management team would manage the combined company;

•
execution of the definitive merger agreement would remain subject to satisfactory completion of reciprocal diligence, negotiation of definitive documentation and approval by each company’s board of directors; and

•
the merger would remain subject to customary closing conditions, including effectiveness of the Form S-4, continued listing of Werewolf’s shares on Nasdaq and Nasdaq approval of the listing of the merger consideration shares and receipt of the requisite stockholder approvals.

On June 18, 2026, members of Ambros’ management made a confidential presentation to members of Werewolf’s management, as well as a member of the Werewolf Transaction Committee, regarding Ambros’ business.
On June 19, 2026, the Werewolf Transaction Committee, with directors Michael Atkins, Daniel Hicklin and Anil Singhal also in attendance, met and received an update from management regarding the various management presentations and reviewed all other potential counterparties then in the process. Among other items discussed at the meeting, Werewolf’s management updated the Werewolf Transaction Committee regarding the negotiations and due diligence with respect to Ambros and the other potential business combination counterparties that had been identified. Representatives of Piper Sandler provided an update on the process, noting two potential counterparties had withdrawn their non-binding indications of interest due to their entering into exclusivity with other parties and one other party was in the process of scheduling a diligence meeting with Werewolf management. Representatives of Piper Sandler then presented to the Werewolf Transaction Committee an update regarding eight remaining potential business combination counterparties, including Ambros, and compared the opportunities for a business combination with each based on, among other things, the nature and stage of development of their respective product candidates, the size and level of commitment of any concurrent financing, quality of investor support, management, status of portfolio diversification and whether the counterparty had PCAOB-audited financial statements. The Werewolf Transaction Committee also considered the key terms of the various non-binding indications of interest presented, including proposed transaction structure, relative valuation of the parties, treatment of cash in the transaction, anticipated transaction timing, the proposed treatment of Werewolf’s assets and the value that would be delivered to Werewolf stockholders. The potential counterparties included, in addition to Ambros: (i) a company developing a Phase 3 ready oral nanoemulsion for Alzheimer’s disease with an approximately $15.0 to $35.0 million concurrent financing; (ii) a company developing a Phase 2 oral small molecule for obesity and type 2 diabetes with an approximately $150.0 million concurrent financing (“Party A”); (iii) a company developing a Phase 2 ready Treg selective IL-2 for autoimmune diseases with an approximately $100.0 to $120.0 million concurrent financing; (iv) a company developing a Phase 1 ready small molecule inhibitor of ENPP1 for solid tumors with a $10.0 to $20.0 million concurrent financing; (v) a company developing a Phase 1 ready anti-IL-18 for atopic dermatitis, with an approximately $100.0 million concurrent financing; (vi) a company developing a Phase 2 oral therapy for hypertension that was also pursuing an initial public offering with an approximately $40.0 million concurrent financing (“Party B”); and (vii) a company developing a Phase 1b/2 clinical-stage epigenetic silencer for the treatment of hepatitis B virus with a $125.0 million concurrent financing (“Party C”). The Werewolf Transaction Committee directed Werewolf’s management and representatives of Piper Sandler to focus on advancing conversations with Ambros, Party A, Party B and Party C, as these companies were assessed as most promising against the criteria reviewed, including, in each case, evidence of a syndicate of quality investor support in prior financings as well as fully or partially committed concurrent financing plans that provided financing through expected key data inflection points, experienced management teams, and therapeutic areas that were highly or moderately attractive to investors based on market information. Additionally, Ambros and Party B had two years of PCAOB-audited financial statements available, and Party A and Party C had PCAOB-audited financial statements in process. The other potential counterparties were deprioritized based on limited investor support, a lack of committed concurrent financing, less experienced management for three of the potential counterparties, a lack of PCAOB audited financial statements in process in one case, and in two cases, the non-clinical stage of the company. In assessing the potential counterparties against the foregoing criteria, Ambros was most highly ranked.
Between June 19, 2026 and June 26, 2026, Werewolf management and advisors continued to conduct due diligence with respect to Ambros, Party A, Party B and Party C. Additionally, during the week of June 22, 2026, two additional parties presented non-binding indications of interest: (i) a company developing a Phase 1/2 clinical-stage KRAS inhibitor with a $75.0 to $100.0 million concurrent financing (“Party D”), and (ii) a company developing a blood filtering immunotherapy device for brain metastases, with no planned concurrent financing.
On June 23, 2026, Werewolf provided Ambros with a revised draft of the Ambros Indication of Interest. Over the following week, representatives of Werewolf and Ambros, together with their respective legal and financial advisors, negotiated several economic and structural provisions of the proposed transaction. Among the principal matters negotiated were: the target Werewolf Net Cash (as defined below) at closing; the calculation of Werewolf Net Cash, the components of Werewolf’s valuation; the treatment of Werewolf’s cash at closing and the related valuation adjustment mechanics; the inclusion and structure of any CVRs to be issued to Werewolf stockholders; and the principal conditions to signing and closing. Representatives of Werewolf and Ambros also negotiated exclusivity provisions, including Werewolf’s requests for a fiduciary out provision for Werewolf (which would allow Werewolf to terminate the exclusivity provision in certain cases if it received an unsolicited alternative proposal and which ultimately was not included) and exclusions with respect to Werewolf’s ongoing efforts related to an asset-based transaction, as well as a prohibition on Ambros’ undertaking an initial public offering. During these negotiations, successive drafts of the Ambros Indication of Interest were exchanged between June 23 and July 1, 2026.
On June 26, 2026, the Werewolf Transaction Committee, with directors Michael Atkins and Daniel Hicklin also in attendance, met with members of Werewolf’s management and representatives of Sidley and Piper Sandler to review the status of Werewolf’s strategic alternatives, including several alternative business combination opportunities. In addition to updates and discussion regarding Ambros, Party A, Party B and Party C, the Werewolf Transaction Committee reviewed information on three additional potential counterparties that had presented non-binding indications of interest and assessed two of those counterparties that had progressed to diligence meetings against the Werewolf Board’s criteria, including Party D. The Werewolf Transaction Committee also received updates on the negotiations with respect to, and discussed, the terms of the most recent Ambros Indication of Interest. Among the principal matters still under negotiation were: the calculation of Werewolf Net Cash; the structure of any CVRs to be issued to Werewolf stockholders; and the principal conditions to signing and closing; and the exclusivity provisions, including Werewolf’s requests for a fiduciary out provision for Werewolf. At this meeting, the Werewolf Transaction Committee formed a subcommittee consisting of Mr. Sherman and Dr. Chatterjee in order to discuss Party D because Dr. Evnin served as a member of the board of directors of Party D, which Dr. Evnin had informed Werewolf of concurrently with Party D’s providing a non-binding indication of interest. Dr. Evnin left the meeting and the subcommittee of Mr. Sherman and Dr. Chatterjee, together with members of Werewolf management and the representatives from Piper Sandler, reviewed Party D using the same criteria applied to other potential counterparties. The Werewolf Transaction Committee without Dr. Evnin present also determined to provide a read-out to the Werewolf Board on the review and assessment of the various counterparties at a meeting the following week.
In evaluating the business combination opportunities, the Werewolf Transaction Committee compared them based on, among other things, technology, stage of development, financing certainty, valuation, transaction structure and treatment of Werewolf’s legacy assets. Ambros emerged as the leading candidate due to its product already having received approval in Italy for multiple diseases, including CRPS-1 (lower clinical risk), a credible and committed life sciences investor base, existing cash that would fund Ambros through its Phase 3 topline data in the first half of 2028, an experienced management team, a committed financing syndicate for $100.0 million and a proposed CVR structure that would provide Werewolf’s pre-merger stockholders with the opportunity to receive a substantial portion of the proceeds from any post-closing monetization of Werewolf’s legacy assets. While certain other potential counterparties, including Party A, offered potentially larger concurrent financings, the Werewolf Transaction Committee determined that Ambros’ more advanced regulatory status, lower clinical development risk and stronger certainty of financing commitment, taken together, presented a more favorable risk-adjusted profile for Werewolf’s stockholders than the alternatives under consideration. Additionally, the Werewolf Board considered certain specific characteristics of the other potential counterparties including corporate structure, lack of a proposed counterparty valuation or a lack of support for a proposed counterparty valuation, and the firmness of the commitments for the concurrent financing. Following this discussion, the Werewolf Transaction Committee directed Werewolf’s management and representatives of Piper Sandler to continue to progress efforts with Ambros and each of Party A, Party B, Party C and Party D.
On June 29, 2026, Party D notified Werewolf that in light of its own ongoing financing efforts it could not provide a proposed valuation and that it was no longer interested in pursuing a transaction with Werewolf as it had decided to focus on its own financing or seek other alternatives.
On June 30, 2026, at a meeting of the Werewolf Board, at which representatives of Piper Sandler and Sidley were present, the members of the Werewolf Transaction Committee were provided an update on the review of the various business combination counterparties to date, including a comparative summary of term sheets, cash position and financing, and key milestones, and scoring of Ambros, Party A, Party B and Party C based on metrics including portfolio diversity, availability of audited financials, the anticipated size of the Concurrent PIPE Financing and commitments. Representatives of Piper Sandler reviewed with the Werewolf Board its recommendation that Werewolf consider proceeding to negotiations with Ambros regarding a business combination due to its more advanced regulatory status, lower clinical development risk and stronger certainty of financing commitment, as well as its preparedness for disclosures necessary for a potential registration statement, its desire to move quickly, and the higher valuation for Werewolf compared to the other most highly ranked potential counterparties. Representatives of Sidley reviewed the proposed terms of the Ambros Indication of Interest. The Werewolf Board considered whether to enter into the Ambros Indication of Interest, which contemplated a 30-day period of exclusivity, with a single 15-day automatic extension, and allowed Werewolf to continue its efforts with respect to partnering, licensing or disposing of either its clinical-stage programs or its pre-clinical INDUCER assets, but did not include a general fiduciary out, or to continue negotiating with Ambros and other three potential counterparties on a non-exclusive basis. In considering this exclusivity provision, the Werewolf Board weighed the potential benefit of continuing to pursue multiple business combination opportunities against the risk that Ambros could pursue a transaction with another party or undertake an initial public offering. The Werewolf Board also considered Werewolf’s cash runway, the time required to complete any potential business combination, the potential impact of the upcoming end of the 180-day period to regain compliance with Nasdaq listing rules and the uncertainty with respect to the ongoing negotiations related to the pre-clinical INDUCER assets. After considering the relative merits of a combination with Ambros and the other opportunities reviewed, the status and certainty of Ambros’ proposed concurrent financing, Ambros’ transaction timeline and the other terms of the proposed transaction with Ambros, the Werewolf Board determined to approve the execution of the Ambros Indication of Interest and proceed to negotiate with Ambros on an exclusive basis.
During July 2026 and continuing into early August, Werewolf continued negotiations with EMD related to a transaction for its INDUCER assets and agreed to expand the scope of the transaction to include certain platform INDUKINE intellectual property and pre-clinical programs. Additionally, Werewolf also continued outreach and discussions regarding partnering transactions related to its clinical stage programs.
On July 1, 2026, Werewolf and Ambros executed the Ambros Indication of Interest, which reflected the principal economic and structural terms that served as the framework for negotiation of the definitive transaction documents. Among other things, the Ambros Indication of Interest provided the implied valuation was approximately $500.0 million for Ambros, to be adjusted based on the valuation determined by the investors in the Concurrent PIPE Financing, and approximately $50.0 million for Werewolf, assuming Werewolf target net cash at closing of $30.0 million, subject to a customary net-cash target and true-up mechanic, with any positive or negative variance adjusted through the exchange ratio. The Ambros Indication of Interest contemplated that pre-merger Werewolf stockholders would receive a CVR, entitling holders to 100% of net proceeds from dispositions of legacy Werewolf assets, which dispositions would be overseen by a Legacy Asset Consultant. Additionally, consistent with the preliminary Ambros Indication of Interest: following the closing, the size and composition of the combined company’s board of directors would be designated by Ambros, subject to Nasdaq independence requirements, and Ambros’ management team would manage the combined company; the execution of the definitive merger agreement would remain subject to satisfactory completion of reciprocal diligence, negotiation of definitive documentation and approval by each company’s board of directors; and the merger would remain subject to customary closing conditions, including effectiveness of the Form S-4, continued listing of Werewolf’s shares on Nasdaq and Nasdaq approval of the listing of the merger consideration shares and receipt of the requisite stockholder approvals.
During the first week of July 2026, the parties and their respective advisors commenced intensive reciprocal diligence and began preparing for the negotiation of definitive transaction documentation. On July 2, 2026, Ambros provided members of Werewolf’s management team and representatives of Sidley and Piper Sandler access to a virtual data room containing diligence materials relating to Ambros. On July 3, 2026, Werewolf provided members of Ambros’ management team and representatives of Cooley LLP, counsel to Ambros (“Cooley”), access to a virtual data room containing diligence materials relating to Werewolf.
On July 8, 2026, Werewolf and Ambros received from Leerink Partners a draft placement agent engagement letter relating to the Concurrent PIPE Financing, which contemplated that Leerink Partners, Piper Sandler (with the consent of the Werewolf Board), Cantor Fitzgerald & Co., Wells Fargo Securities, LLC and LifeSci Capital LLC would serve as placement agents for the Concurrent PIPE Financing. After exchange of successive drafts of this engagement letter amongst Leerink Partners on behalf of itself and the other placement agents, and Cooley and Sidley on behalf of their respective clients, the placement agent engagement letter was executed on July 20, 2026.
On July 9, 2026, representatives of Sidley delivered the initial draft of the Merger Agreement to representatives of Cooley. Under the initial draft of the Merger Agreement, Werewolf and Ambros would make largely reciprocal representations and warranties regarding their respective businesses and agree to largely reciprocal interim operating covenants and other pre-closing covenants. The draft Merger Agreement contained customary closing conditions, including a bring-down of the general representations and warranties at a “material adverse effect” standard and the fundamental representations and warranties at an “all material respects” standard, but did not include a condition providing that Ambros would not be required to close the merger if Werewolf’s cash was below a set amount. The draft Merger Agreement required that the Registration Statement on Form S-4 related to the transaction be able to be filed within ten business days of the signing to have the process for seeking stockholder approval occur as fast as possible. The draft Merger Agreement further provided that the determination of Werewolf’s net cash would be done without reduction for certain transaction expenses, liabilities under certain pending agreements or projected wind-down costs for unsold legacy assets of Werewolf. The draft Merger Agreement also permitted Werewolf to change its recommendation in favor of the proposed transaction and simultaneously terminate the agreement to accept a superior proposal. Simultaneously with the signing of the Merger Agreement, certain Werewolf stockholders and Ambros stockholders would also deliver support agreements, committing to vote in favor of the merger, and Ambros would deliver lock-up agreements providing for a 180-day post-closing lock-up period for certain of Ambros’ stockholders. The draft Merger Agreement also provided for termination fees equal to 4% of each company’s implied value in the transaction in the event of certain events, including in the case of changes in the recommendation of such company’s board of directors.
On July 10, 2026, representatives of Sidley delivered a draft of the Werewolf Support Agreement (as defined below) to Cooley.
On July 14, 2026, representatives of each of Cooley and Sidley had a call to discuss the status of Werewolf’s efforts to monetize its INDUCER assets and determine how that might impact the net cash calculations under the draft merger agreement and the terms of the CVR to be issued to Werewolf’s stockholders. The representatives of Sidley indicated that Werewolf was in late stage negotiations with respect to definitive documentation for a possible sale of the INDUCER assets, which might be completed prior to the signing of the Merger Agreement.
Between July 15 and August 19, 2026, representatives of Ambros and Werewolf participated in numerous legal, financial, scientific and commercial diligence sessions. Werewolf management regularly met with both the Werewolf Transaction Committee and the Werewolf Board, in each case with representatives of Sidley in attendance, and often with representatives of Piper Sandler in attendance, regarding the status of diligence, negotiations and the Concurrent PIPE Financing, as well as the anticipated timing of the transaction. Additionally, at these meetings, representatives of Sidley reviewed the key terms of the drafts of the Merger Agreement and other transaction documents, as well as the status of negotiations regarding open issues. Throughout this period, the parties continued negotiating key terms affecting the calculation of the exchange ratio and net cash, the Concurrent PIPE Financing, deal protection provisions, termination rights, stockholder support agreements, disclosure schedules and other ancillary agreements.
On July 22, 2026, representatives of Cooley delivered initial drafts of the definitive documentation for the Concurrent PIPE Financing to Sidley.
On July 23, 2026, representatives of Cooley delivered a revised draft of the Merger Agreement, which included, among other things, updated definitions related to the calculation of the exchange ratio and net cash (including to include reduction for certain transaction expenses, liabilities under certain pending agreements or projected wind-down costs for unsold legacy assets of Werewolf), inclusion of a $0 minimum cash closing condition, additions of exceptions to the definitions of “material adverse effect” to exclude negative developments regarding clinical studies or regulatory feedback and revisions to certain representations and warranties and revised closing conditions and termination provisions. In particular, the revised draft of the Merger Agreement included a requirement that Werewolf call, notice and hold the meeting on which Werewolf stockholders were to vote on the approval of the proposed transaction with Ambros notwithstanding receipt of a superior proposal or the Werewolf Board changing its recommendation (a so-called “force-the-vote” provision). The revised draft of the Merger Agreement also did not provide for a specific deadline for the filing of the Form S-4, leaving greater ambiguity about the timing for the proposed transaction closing. The revised draft of the Merger Agreement did not address all of the provisions regarding the legacy asset sales, which the parties expected to discuss in the coming weeks as proposed legacy sales and a draft of the CVR Agreement advanced.
On July 27, 2026, representatives of Sidley delivered revised drafts of the definitive documentation for the Concurrent PIPE Financing to Cooley and, on July 30, 2026, representatives of Sidley and Cooley agreed upon forms of the definitive documentation for the Concurrent PIPE Financing (comprised of a securities purchase agreement and a registration rights agreement) to be circulated to potential investors.
On July 28, 2026, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(i), Werewolf applied to transfer the listing of the Werewolf Common Stock to The Nasdaq Capital Market.
On July 29, 2026, the Werewolf Transaction Committee met with representatives of Piper Sandler and Sidley and Werewolf management present, to review the status of the process with Ambros and the status of the INDUCER transaction discussions. Additionally, representatives of Piper Sandler reviewed with the Werewolf Transaction Committee information relating to, and the process for, its preliminary financial analysis and opinion. On July 30, 2026, the Werewolf Transaction Committee met with representatives of Sidley and Werewolf management present to discuss the status of the definitive documentation related to the INDUCER transaction, as well as the potential timeline for the Ambros transaction, including both the timeline to the potential execution of the Merger Agreement and the potential timeline for filing of the Registration Statement on Form S-4. The Werewolf Transaction Committee also discussed the interplay of the INDUCER transaction with the potential timeline for the Ambros transaction, including the timing implications of financial statement requirements applicable to Ambros. Continuing to recognize that either or both transactions might or might not occur, the Werewolf Transaction Committee directed Werewolf management to progress both transactions in parallel.
On July 30, 2026, representatives of Sidley delivered a revised draft of the Merger Agreement to Cooley. The revised draft of the Merger Agreement included, among other things, a note that Werewolf no longer had any stockholders with ownership above 5% of Werewolf’s total outstanding shares, an increased scope for asset dispositions in the pre-closing period and the authority of the legacy asset consultant, changes to the definitions of transaction expenses, Werewolf material adverse effect, and the calculation of Werewolf Net Cash, added a requirement that the S-4 had to be filed within 10 business days of the execution of the Merger Agreement, provided that Werewolf only needed to use its “reasonable best efforts” to maintain its Nasdaq listing, removed the covenant related to antitrust filings and re-inserted Werewolf’s fiduciary out to enter into an alternative agreement that constituted a superior offer.
On July 31, 2026, as Ambros and Werewolf were actively negotiating in good faith toward the execution of the definitive transaction agreements, the exclusivity period set forth in the executed Ambros Indication of Interest was, pursuant to the terms of the Ambros Indication of Interest, automatically extended for an additional 15-day period.
On July 31, 2026, representatives of Sidley delivered an initial draft of the CVR Agreement. The parties subsequently negotiated, among other matters, the monetization period (which was initially proposed to be 10 years), administrative obligations, required efforts and distribution mechanics.
On August 4, 2026, the listing of the Werewolf Common Stock was transferred to The Nasdaq Capital Market, and Werewolf was afforded an additional 180-calendar day period, or until February 1, 2027, to regain compliance with the minimum bid price requirement (the “Nasdaq Extension”).
During the period from August 5, 2026 through the execution of the Merger Agreement, successive drafts of the Merger Agreement, the CVR Agreement, the Support Agreements and other transaction documents were exchanged between representatives of Sidley and Cooley. Throughout its negotiations of the Merger Agreement with Ambros, Werewolf’s representatives focused on certainty of closing of the transaction and maximizing value for the Werewolf stockholders.
On August 5, 2026, representatives of Cooley delivered a revised draft of the Merger Agreement to Sidley, along with a revised draft of the CVR Agreement and a revised draft of the Werewolf Support Agreement. The revised draft of the Merger Agreement restored substantially all of the provisions included in the July 30th draft. Among other things, the revised CVR Agreement: removed the commercially reasonable efforts standard related to legacy asset dispositions; changed the expiration date of the CVR from 10 years to 3 years; made changes to the definition of gross proceeds to account for a possible pre-closing legacy asset transaction; required net proceeds (and deductions made against gross proceeds) to be calculated on an aggregate basis across all legacy assets (and not on a legacy asset-by-legacy asset basis); added estimated wind-down expenses not ultimately incurred back into the calculation of net proceeds; added permitted deductions for patent maintenance and prosecution costs in relation to legacy assets and for costs or liabilities incurred by Werewolf arising out of third-party claims or proceedings in connection with any legacy assets; clarified the tax treatment of CVRs; clarified the role of the legacy asset consultant; and added the ability to terminate the CVR Agreement by mutual agreement and in the event that all Werewolf’s payment obligations with respect to legacy assets are fully satisfied and no further amounts are or could become payable. Thereafter, counsel and management for both parties continued to negotiate the Merger Agreement and related transaction documents to resolve the open items, as finally reflected in the final Merger Agreement and related transaction documents.
At a meeting of the Werewolf Board on August 5, 2026, with members of Werewolf management and representatives of Sidley and Piper Sandler present, the Werewolf Board discussed various scenarios related to the potential transactions under negotiation, including the Ambros transaction and the INDUCER transaction, as well as the interplay of proceeding with both transactions in parallel, including that proceeding with one or the other might interfere with the other, either as a result of an objection from one counterparty to the other transaction or because of unforeseen structural, legal or timing hindrances. Among other items discussed at the meeting, the Werewolf Board discussed the timing of each transaction, the execution risk associated with each transaction and the impact to the net cash calculation under the draft Merger Agreement as a result of the potential consummation of the INDUCER transaction, which in turn would impact the Exchange Ratio. Additionally, the Werewolf Board discussed the fact that the cash from the INDUCER transaction would provide a meaningful cash runway in the event that the Ambros transaction did not get signed, or, if signed, took longer than expected to close or did not, for any reason, close. The Werewolf Board also considered that the INDUCER transaction documentation was substantially final and, therefore, such transaction was more certain to be signed and closed in the near term. Additionally, representatives of Sidley reviewed key points under negotiation in each transaction, the receipt of the Nasdaq Extension and the implications of the Nasdaq Extension for timing of the Ambros transaction, as well as factors affecting execution risk of both transactions. The Werewolf Board directed Werewolf management to continue to progress negotiations with respect to both transactions in parallel, again recognizing that any strategic transaction is not final until execution of definitive documentation.
On August 6, 2026, a video conference call was held among representatives of Werewolf, Ambros, Sidley and Cooley to discuss certain key issues from the revised draft of the Merger Agreement delivered by Cooley to Sidley on August 5, 2026, including the force-the-vote provision, the net cash calculations and the timing with respect to filing of the registration statement. On that call, Werewolf and its advisors continued to object to the force-the-vote provision, required that Werewolf stockholders be assured a minimum amount of the equity of the combined company (notwithstanding any significant reductions in Werewolf’s net cash position that may occur) and significant rights to enter into the proposed INDUCER transaction without Ambros’ consent during the pendency of the Merger Agreement. On August 6, 2026, following the aforementioned call, representatives of Cooley sent representatives of Sidley proposed language for the Merger Agreement regarding the process for and treatment of pre-closing Werewolf asset disposition agreements, an outside date of 180 days following execution of the Merger Agreement, and including a mutual termination right in the event that the Form S-4 was not filed within 45 days after execution of the Merger Agreement.
At a meeting of the Werewolf Board on August 7, 2026, with members of Werewolf management and representatives of Sidley present, the Werewolf Board received an update from representatives of Sidley on the negotiations with Ambros regarding the Merger Agreement and the CVR Agreement, as well as an update on the INDUCER transaction, and further discussed the timing and execution risk with respect to each transaction, as well as the interplay of the timing of both transactions. Additionally, members of Werewolf management presented an updated clinical trial plan for Werewolf’s WTX-124 program that, assuming the INDUCER transaction was consummated, would potentially enable Werewolf to fund its WTX-124 program through to an initial data read-out without the Ambros transaction. The Werewolf Board also discussed the implications if negotiations with Ambros were unsuccessful, including potential challenges with attempting to reopen the process with respect to a business combination transaction. The Werewolf Board determined to continue to progress negotiations with respect to both the Ambros transaction and the INDUCER transaction in parallel, recognizing that the latter had progressed to a point where entry into definitive agreements had become even more likely as a result of the receipt of revised agreements and agreement amongst the parties to hold a final negotiating session on August 10th. The Werewolf Board provided guidance to Werewolf management regarding the key points under negotiation in the Ambros transaction, including that Werewolf’s valuation could not fall below $5.5 million (assuring Werewolf stockholders would receive a minimum amount of the equity of the combined company), that Werewolf must not be prevented from entering into the INDUCER transaction and that the inclusion of the force-the-vote provision could be acceptable if the other provisions were satisfactorily resolved and there was greater certainty that the filing of the Registration Statement on Form S-4 would not be delayed due to financial statement requirements applicable to Ambros.
Later that day, representatives of Sidley delivered a revised version of certain provisions of the Merger Agreement to Cooley reflecting the feedback provided by the Werewolf Board and Werewolf’s proposed resolution of the issues being negotiated, including the deletion of the force-the-vote provision and reinsertion of broad rights of Werewolf to enter into the INDUCER transaction.
On August 8, 2026, a representative of Cooley contacted a representative of Sidley to provide feedback on the most recent proposed resolution of these open items and relay the message that Ambros was considering suspending pursuit of the transaction based on the limited progress being made. That same day, numerous discussions amongst representatives of Cooley and Sidley, and between the respective chief executive officers of Werewolf and Ambros, and between certain members of the Werewolf Board and the Ambros Board occurred to discuss the issues and determine if meaningful progress could be achieved. Later that day, representatives of Sidley delivered a revised draft of the Merger Agreement to Cooley. The revised draft of the Merger Agreement provided that Werewolf’s valuation would never fall below $5.5 million (assuring Werewolf stockholders a minimum amount of the equity of the combined company), included broad rights of Werewolf to enter into the INDUCER transaction and accepted the inclusion of the force-the-vote provision.
At a meeting of the Werewolf Board held on August 11, 2026, with Werewolf management and representatives of Sidley present, the Werewolf Board received updates regarding the Ambros transaction, the key points of the Merger Agreement still being negotiated, the potential impact of the INDUCER transaction on the Ambros transaction, and timing considerations related to the Ambros transaction. Additionally, the Werewolf Board reviewed and approved the substantially final INDUCER transaction documents and authorized management to enter into definitive documentation with respect to such transaction.
On August 14, 2026, Werewolf entered into the EMD Purchase Agreement with EMD, pursuant to which, and subject to the terms and conditions thereof, Werewolf sold to EMD technology comprising (i) its pre-clinical INDUCER platform, including all patents and know-how related thereto, pre-clinical compounds and related intangible assets and (ii) its INDUKINE platform, including certain patents, certain know-how related thereto, and pre-clinical compounds, excluding the clinical development programs for WTX-124 and WTX-330. Werewolf retained all rights necessary for the continued development of WTX-124 and WTX-330, including rights licensed to Werewolf pursuant to the EMD License Agreement. Pursuant to the EMD Purchase Agreement and related ancillary agreements, EMD agreed to pay Werewolf upfront consideration of $28.0 million and an additional $5.0 million upon the completion of the technology transfer. Additionally, on August 14, 2026, Werewolf entered into a license agreement with EMD, pursuant to which EMD granted Werewolf an exclusive license to certain patents covered by the EMD Purchase Agreement that enable Werewolf to exploit and perform clinical development programs for WTX-124 and WTX-330. Under the EMD License Agreement, EMD granted to Werewolf certain licenses to enable Werewolf to grant certain licenses to (i) Harpoon under that certain Second Amended and Restated Assignment and License Agreement between Werewolf and Harpoon, dated December 20, 2019 (the “Second Amended Harpoon Agreement”) and (ii) Jazz under Werewolf’s existing license agreement with Jazz that was entered into in connection with the Jazz Purchase Agreement. On August 20, 2026, Werewolf filed a Current Report on Form 8-K disclosing the execution of the EMD Purchase Agreement.
Under the EMD Purchase Agreement, Werewolf agreed to indemnify EMD for any breaches of Werewolf’s covenants, representations and warranties for a period of two years, but in no event greater than the purchase price actually received. On August 15, 2026, representatives of Cooley indicated that Ambros believed it was appropriate for up to $33.0 million to be held back from the calculation of Werewolf’s net cash amount (with payment to be made together with any payments under the CVRs once any indemnification liability was finally determined), which would have been the treatment of such liability had the EMD Purchase Agreement been signed following the signing of the Merger Agreement. Representatives of Sidley conveyed Werewolf’s disagreement with this position, and over the ensuing days numerous discussions occurred between representatives of Sidley and Cooley, and between members of Werewolf and Ambros management regarding Ambros’ proposed holdback provision.

On August 15, 2026, the 15-day extension of the exclusivity period expired. Between August 15 and August 21, 2026, the parties continued to negotiate without an extension of exclusivity.
On August 16, 2026, the Werewolf Board held a meeting with representatives of Sidley and Piper Sandler present during which representatives of Piper Sandler outlined, at a high-level, the methodologies of its preliminary financial analysis of Werewolf, Ambros and the proposed Merger, and responded to questions from the Werewolf Board regarding its analysis. As part of this presentation, the Werewolf Board reviewed the cash forecasts for Werewolf and Ambros, and approved them for use by representatives of Piper Sandler in connection with its preliminary financial analysis and opinion. Also during the meeting, a representative from Sidley reviewed the status of negotiations with respect to the open points in the Merger Agreement. During this meeting, members of Werewolf management informed the Werewolf Board that Ambros likely intended to increase the size of the Concurrent PIPE Financing from $100.0 million to $150.0 million and outlined the impact on the total aggregate valuation used as the denominator for the allocation percentages used for the Exchange Ratio, noting the dilutive effect on the Ambros and Werewolf percentage ownership of the combined company. The Werewolf Board discussed the various points under negotiation on the value that Werewolf stockholders would receive in the transaction, including the calculation of net cash, the requirement that Werewolf have a minimum value of at least $5.5 million and the proposed holdback provision. The Werewolf Board also discussed the Ambros proposal regarding the holdback and rejected it as fundamentally unacceptable due to it substantially eliminating any near term potential value opportunity for the Werewolf stockholders. The Werewolf Board also discussed provisions relating to the timing of the filing of the Registration Statement on Form S-4, including termination provisions providing for Ambros to reimburse Werewolf in the event the filing was delayed. The Werewolf Board directed Werewolf management to continue to negotiate to eliminate the proposed holdback but provided direction to Werewolf management on potential terms that might be acceptable in lieu of the holdback proposal, including a potential small reduction to the Werewolf valuation given the impact of less than one-third of a percentage point in aggregate in the potential ownership of the Werewolf stockholders in the combined company following closing and the increased certainty as to timeline, in light of conversations with members of Ambros management regarding the financial statements to be included in the Registration Statement on Form S-4 and the expedited timeline for preparing them, and so long as Ambros agreed to certain expense reimbursement provisions.
Over the following days, representatives of Sidley and Cooley and members of Werewolf and Ambros management held numerous conversations regarding the Ambros proposal and Werewolf’s response to it, including the provisions discussed by the Werewolf Board at its August 16th meeting. In consideration of the potential unknown future indemnification liabilities related to the EMD Purchase Agreement to be assumed by the combined company, on August 19, 2026, Werewolf and Ambros, including Werewolf’s management and representatives of Sidley, agreed that the amounts of this indemnification obligation would not be held back from the calculation of Werewolf’s net cash at closing, but that the final negotiated valuation for Werewolf would be $47.5 million, versus the $50.0 million implied in the executed Ambros Indication of Interest, in each case, assuming Werewolf’s target net cash at closing was $30.0 million. Additionally, the provisions regarding expense reimbursement by Ambros were agreed.
On August 19, 2026, representatives of Sidley sent representatives of Cooley a draft of the CVR Agreement reflecting changes to the scope of the legacy assets, which draft was agreed as final form among the parties.
On August 19, 2026, the Werewolf Board met and received presentations from management, as well as representatives of Sidley and Piper Sandler. Werewolf management confirmed that the Concurrent PIPE Financing was proposed to be $150.0 million and representatives of Sidley conveyed the proposed final business agreement regarding decrease in valuation, the timing of the filing of the Registration Statement on Form S-4 and the expense reimbursement provision with respect to termination of the Merger Agreement arising from the failure to timely file the Registration Statement on Form S-4 under certain specific circumstances. During the meeting, a representative from Sidley reviewed the fiduciary duties of the Werewolf Board in connection with the transaction and reviewed the principal provisions of the Merger Agreement, stockholder approval requirements, termination provisions, the CVR Agreement, director and officer indemnification, the registration statement process and other fiduciary considerations. The Werewolf Board discussed various considerations with respect to the proposed transaction, as summarized in the section entitled “—Werewolf’s Reasons for the Merger” of this proxy statement/prospectus. At the same meeting, representatives of Piper Sandler reviewed its financial analysis with the Werewolf Board and delivered to the Werewolf Board Piper Sandler’s opinion, which was subsequently confirmed in writing, to the effect that, as of August 19, 2026, and based on and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Piper Sandler as set forth in its written opinion, the Exchange Ratio (without giving effect to the Reverse Stock Split) was fair, from a financial point of view, to Werewolf, as more fully described in the section entitled “—Opinion of Piper Sandler” of this proxy statement/prospectus.
After considering Werewolf’s strategic alternatives, the extensive diligence conducted on Ambros, the negotiated terms of the Merger Agreement and related agreements, the Concurrent PIPE Financing, the CVR structure and the CVR Agreement, Werewolf management’s recommendations and the advice of Werewolf’s legal and financial advisors, the Werewolf Board (i) determined that the Merger and Transactions are fair to, advisable and in the best interests of Werewolf and its stockholders, (ii) approved and declared advisable the Merger Agreement and the consummation by Werewolf of the Transactions and (iii) recommended, upon the terms and subject to the conditions set forth in the Merger Agreement, that Werewolf’s stockholders vote to approve the Required Proposals.
On the morning of August 21, 2026, the parties entered into the Merger Agreement and the related ancillary documents and the private placement investors executed and delivered the Subscription Agreement for the $150.0 million Concurrent PIPE Financing.
Thereafter that morning, prior to the opening of trading on Nasdaq, Werewolf and Ambros issued a joint press release announcing the execution and delivery of the Merger Agreement, and Werewolf filed a Current Report on Form 8-K, attaching as exhibits (a) the Merger Agreement, (b) the form of Ambros Support Agreement, (c) the form of Werewolf Support Agreement, (d) the form of Subscription Agreement, (e) the form of Registration Rights Agreement, (f) the form of Ambros Lock-up Agreement, (g) the form of CVR Agreement, (h) the joint press release, and (i) Ambros’ corporate presentation dated August 2026.
Werewolf’s Reasons for the Merger
After careful consideration, the Werewolf Board unanimously (i) determined that the Transactions are fair to, advisable and in the best interests of Werewolf and its stockholders, (ii) approved and declared advisable the Merger Agreement and the consummation by Werewolf of the Transactions and (iii) recommended, upon the terms and subject to the conditions set forth in the Merger Agreement, that Werewolf’s stockholders vote to approve the Required Proposals.
In evaluating the Merger Agreement and reaching its decision to recommend that Werewolf’s stockholders approve the Required Proposals, the Werewolf Board consulted with Werewolf’s management, as well as its outside legal and financial advisors, and considered a number of factors, including the following material factors (not in any relative order of importance):
•
the belief that a stand-alone scenario presented significant risk to Werewolf stockholders, taking into account Werewolf’s business, operational and financial prospects, including its cash position and the substantially diminished trading price of Werewolf Common Stock, as well as the substantial doubt regarding its ability to continue as a going concern and the additional capital that would be required to continue its operations and pursue further development of WTX-124 and WTX-330, as well as difficulties encountered in Werewolf’s efforts to obtain additional financing or strategic partners for those programs;

•
given the risks associated with pre-clinical and clinical development and, in particular, that deriving value from Werewolf’s legacy assets would require substantial additional funding and continued pre-clinical and clinical development, and based in part on the judgment, advice and analysis of Werewolf’s management with respect to the potential strategic, financial and operational benefits of the Merger (which judgment was based in part on the business, technical, financial and legal due diligence investigation performed by Werewolf with respect to Ambros) the belief that Ambros’ focus on the development of neridronate for CRPS-1 and the granting of CVRs to Werewolf stockholders, allowing such stockholders to retain the potential to receive value from Werewolf’s Legacy Assets, could create more value for Werewolf stockholders in the long term than Werewolf could create as an independent stand-alone company;

•
the Werewolf Board’s evaluation of strategic alternatives, including continued independent operation as a stand-alone company, transactions with other counterparties, potential partnering transactions, additional financings and a potential dissolution and liquidation, and its belief that the Merger represented the most favorable alternative reasonably available due to, among other things, the anticipated strength of Ambros’ existing investor base, support from the investors in the Concurrent PIPE Financing, and Ambros’ potential to achieve key milestones that could enable the combined company to access the public markets for additional financial resources;

•
the size, terms and expected availability of the Concurrent PIPE Financing and the Werewolf Board’s belief that such financing was necessary to support the combined company’s business plan, including the expectation that, if fully funded, the Concurrent PIPE Financing would provide sufficient capital to fund the combined company’s operations into the first half of 2029, and that financing on comparable or more favorable terms was not otherwise available to Werewolf on a stand-alone basis;

•
the belief that the Merger provides existing Werewolf stockholders with significant value for Werewolf’s public listing and an opportunity to participate in the potential growth of the combined company following the Merger, while potentially receiving certain cash payments from the future monetization of Werewolf’s Legacy Assets through the CVRs;

•
the ability of existing Werewolf stockholders who remain stockholders of the combined company following the Merger to benefit from the combined company’s Nasdaq listing and public reporting status, including its access to the public capital markets, should it be required to raise additional capital in the future through the sale of equity or debt securities;

•
the opinion of Piper Sandler to the Werewolf Board, which was subsequently confirmed in writing, to the effect that, as of August 19, 2026, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in preparing its opinion and as set forth in its written opinion, the Exchange Ratio (without giving effect to the Reverse Stock Split) was fair, from a financial point of view, to Werewolf, as more fully described in the section entitled “—Opinion of Piper Sandler” of this proxy statement/prospectus;

•
the belief that, as a result of arm’s-length negotiations with Ambros, Werewolf and its representatives negotiated the most favorable Exchange Ratio formula to which Ambros was willing to agree, and that the other terms of the Merger Agreement include the most favorable terms to Werewolf in the aggregate to which Ambros was willing to agree;

•
the belief of the Werewolf Board that the potential termination fee of $20.0 million and reimbursement of transaction expenses of up to $2.0 million, each payable by Ambros if the Merger Agreement is terminated in certain circumstances, would provide Werewolf with compensation for the time, expense and disruption associated with negotiating the transaction if the Merger is not completed under such specified circumstances;

•
the Lock-Up Agreements pursuant to which certain executive officers, directors and stockholders of Ambros agreed to certain restrictions on the sale, transfer or other disposition of shares of Werewolf Common Stock received in the Merger for a period commencing upon the Closing and ending on the date that is 180 days after the Closing;

•
the Ambros Support Agreements, pursuant to which certain stockholders of Ambros, solely in their capacities as stockholders, have agreed to (i) execute and deliver a written consent adopting the Merger Agreement and approving the Merger and the Transactions promptly following delivery thereof and, if applicable, vote all of their shares of Ambros Capital Stock in favor thereof, (ii) vote against any proposal made in opposition to, or in competition with, the Merger and (iii) vote against any Acquisition Proposal;

•
the Werewolf Support Agreements, pursuant to which certain stockholders of Werewolf, solely in their capacities as stockholders, have agreed, (i) vote all of their shares of Werewolf Common Stock in favor of the Werewolf Stockholder Matters (as defined below), (ii) vote against any proposal made in opposition to, or in competition with, the Merger and (iii) vote against any Acquisition Proposal; and

•	the fact that the Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.
The Werewolf Board also considered the recent results of operations and financial condition of Werewolf, including (not in any relative order of importance):
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the lack of sufficient capital to complete the development of WTX-124, WTX-330 or any other product candidate, as well as the challenges and uncertainty associated with raising sufficient additional capital to continue such development on terms that would be more favorable to Werewolf stockholders than the Merger;

•
the risks associated with continuing to operate Werewolf on a stand-alone basis absent such additional financing, including the substantial reductions in Werewolf’s workforce and the significant curtailment of Werewolf’s research and development spending to conserve capital;

•	the market prices, volatility and trading volume of Werewolf Common Stock; and
•
the uncertainty regarding the amount of available cash that could ultimately be distributed to Werewolf stockholders in a potential dissolution and liquidation of Werewolf, as further discussed in the subsection entitled “—Werewolf Liquidation Analysis” of this proxy statement/prospectus, and the risks, costs and timing associated with such a process.

The Werewolf Board also reviewed the terms of the Merger Agreement, the CVR Agreement and the transactions contemplated thereby, including (not in any relative order of importance):
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the rights of, and limitations on, Werewolf and Ambros under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances, and the ability of the Werewolf Board, under certain circumstances, to change its recommendation with respect to the Proposals presented in this proxy statement/prospectus should Werewolf determine such an unsolicited acquisition proposal constitutes, or is reasonably likely to result in, a Superior Offer;

•
the terms of the Merger Agreement, including the parties’ representations, warranties and covenants and the deal protection provisions and conditions to the Merger contained therein, and the Werewolf Board’s belief that such terms are reasonable for a transaction of this nature; and

•	the terms of the CVR Agreement, which the Werewolf Board believes are reasonable under the circumstances.
The Werewolf Board also considered a variety of risks and other countervailing factors related to the Merger, including (not in any relative order of importance):
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the risks that the Merger might not be consummated in a timely manner or at all and the potential effect of the public announcement of the Merger, or failure to complete the Merger, on the business, operations and reputation of Werewolf and the market price of Werewolf Common Stock;

•	the possibility of disruptive stockholder demands or litigation following announcement of the Merger;
•	the expected ownership of Werewolf stockholders in the combined company following the Merger and the resulting significant dilution relative to their current ownership of Werewolf;
•
the $1.9 million termination fee payable by Werewolf to Ambros upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Werewolf stockholders;

•
the fact that under certain circumstances, Werewolf will not be entitled to receive a termination fee from Ambros even in the event that the Merger is not consummated as a result of circumstances which are not under Werewolf’s control;

•
the Werewolf Support Agreements entered into by Werewolf’s directors and executive officers and the potential effect of such Support Agreements in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Werewolf stockholders;

•	the substantial expenses incurred and to be incurred by Werewolf in connection with the Merger;
•
Ambros’ control of the strategic direction of the combined company following the Merger, which will be determined by Ambros’ management and a board of directors that will consist of Ambros’ directors, and the fact that the existing Werewolf management and Werewolf Board will not retain their roles in the combined company;

•
the risk that the aggregate proceeds of the Concurrent PIPE Financing may be less than the $150.0 million committed amount, whether as a result of the failure of one or more investors to fund their subscriptions immediately prior to or substantially concurrently with the Effective Time or otherwise, and the fact that the consummation of the Merger is conditioned on the receipt of cash proceeds of not less than $100.0 million, less applicable expenses, from the Concurrent PIPE Financing, such that the combined company may have substantially less capital following the Merger than currently anticipated, or the Merger may not be consummated at all;
•	the risk that the conditions to payment under the CVRs may not be met and, as a result, that the CVRs may never deliver any value to Werewolf stockholders and the CVRs may otherwise expire valueless;
•
the risks inherent in the clinical development and potential regulatory approval of neridronate, including the possibility that the CRPS-RISE Phase 3 clinical trial may not produce favorable results, that positive results may not be sufficient to support regulatory approval or that the FDA could require additional clinical trials or data or impose other requirements;

•
the risk that Werewolf may be delisted from Nasdaq before the Closing and the risk that the combined company may not meet the initial or continued listing requirements of Nasdaq, and the fact that the consummation of the Merger is conditioned on the continuous listing of the existing shares of Werewolf Common Stock on Nasdaq through the Closing;

•
the provisions of the Merger Agreement that permit the Ambros Board, subject to specified conditions, to consider and engage with third parties regarding alternative acquisition proposals and to change its recommendation if the Ambros Board determines that such an alternative acquisition proposal constitutes, or is reasonably likely to result in, a Superior Offer;

•
the possibility that Werewolf Net Cash (as defined below) may be lower at the determination time than currently anticipated, which would reduce the relative percentage ownership of Werewolf’s existing equityholders in the combined company; and

•
the various other risks associated with Werewolf, Ambros, the combined company and the Merger, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” of this proxy statement/prospectus.

In addition, the Werewolf Board considered the interests that its directors and executive officers have with respect to the Merger that are different from or in addition to their interests as Werewolf stockholders generally, as described in the subsection entitled “—Interests of Werewolf’s Directors and Executive Officers in the Merger” of this proxy statement/prospectus.
The foregoing discussion of the information and factors considered by the Werewolf Board is not intended to be exhaustive but is believed to include the material factors considered by the Werewolf Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Werewolf Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the Werewolf Board may have given different weight to different factors. The Werewolf Board conducted an overall analysis of the factors described above including through discussions with, and questioning of, Werewolf’s management and legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination to approve the transactions contemplated by the Merger Agreement. For a description of the background of the Merger, including the Werewolf Board’s evaluation of strategic alternatives, see the section entitled “—Background of the Merger” of this proxy statement/prospectus.
Werewolf Liquidation Analysis
As part of its evaluation of strategic alternatives to the Merger, the Werewolf Board reviewed the Liquidation Analysis (as defined below) prepared by Werewolf’s management regarding the amounts that could be available to Werewolf stockholders in the event that Werewolf pursued an orderly wind-down and liquidation as an alternative to the Merger. Werewolf’s management prepared estimates of the costs and liabilities that would likely be incurred in connection with terminating Werewolf’s operations, satisfying contractual obligations and completing a dissolution process.
The inclusion of the Liquidation Analysis in this proxy statement/prospectus should not be deemed an admission or representation by Werewolf or any of its officers, directors, affiliates, advisors or other representatives with respect to the materiality or accuracy of the Liquidation Analysis. The Liquidation Analysis is not included to influence your views on the Merger, the Merger Agreement or the Transactions, and is summarized in this proxy statement/prospectus solely to provide Werewolf stockholders with access to certain information considered by the Werewolf Board in connection with its evaluation of strategic alternatives to the Merger. Any estimates contained in the Liquidation

Analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those set forth below. Some or all of the assumptions that were made in connection with the preparation of the Liquidation Analysis may have changed since the date it was prepared. In addition, the Liquidation Analysis does not purport to be an appraisal or reflect the prices at which shares of Werewolf Common Stock may actually be valued or traded, either before or after the consummation of the Merger.
The Liquidation Analysis was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or in accordance with U.S. GAAP. Neither Ernst & Young LLP nor any other independent accountant has audited, compiled, reviewed, examined, performed any other assurance procedures, or expressed any form of assurance with respect to the Liquidation Analysis or the prospective financial information underlying it for the purpose of its inclusion herein. The report of Ernst & Young LLP included in this proxy statement/prospectus relates to the historical audited financial statements of Werewolf and does not extend to the unaudited prospective financial information and should not be read to do so.
The Liquidation Analysis includes estimates of cash and of certain expenditures, which, for purposes of the Liquidation Analysis, were not calculated in accordance with U.S. GAAP. Non-U.S. GAAP financial measures should not be viewed as a substitute for U.S. GAAP financial measures and may be different from non-U.S. GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-U.S. GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-U.S. GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with U.S GAAP. The SEC rules, which otherwise would require a reconciliation of a non-U.S. GAAP financial measure to a U.S. GAAP financial measure, do not apply to non-U.S. GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the Merger if the disclosure is included in a document such as this proxy statement/prospectus to comply with requirements under state laws, including case law.
In light of the foregoing factors and the uncertainties inherent in estimated cash balances and wind-down costs, Werewolf stockholders are cautioned not to place undue reliance on the Liquidation Analysis.
The summary below of the Liquidation Analysis is subject to the statements above and represents estimates prepared by Werewolf’s management regarding Werewolf’s anticipated cash resources, receipts and expenditures in connection with a potential wind-down and liquidation.
The Liquidation Analysis assumed a valuation date of July 31, 2026, and projected Werewolf’s cash receipts and expenditures through January 29, 2027. The Liquidation Analysis assumed an approximately $19.7 million starting cash balance as of July 31, 2026, and approximately $35.9 million of anticipated cash receipts during the forecast period, consisting of:
•	$33.0 million of proceeds from the asset sale to EMD, of which $28.0 million was assumed to be received in September 2026 and $5.0 million in November 2026;
•
$2.0 million of additional consideration from Jazz, which Jazz agreed to pay contingent upon receipt of consent to the partial assignment of a certain license agreement, as and to the extent such agreement relates to the 898 Program, and which was assumed for purposes of the Liquidation Analysis to be received in November 2026; and

•	$0.85 million of license fee reimbursement from EMD with respect to an assumed license agreement, assumed to be received in September 2026.
The Liquidation Analysis also included approximately $23.1 million of estimated cash expenditures during the forecast period, consisting of:
•	approximately $5.6 million of personnel expenses;
•	approximately $9.3 million of operational expenses;
•	approximately $6.2 million of legal, accounting and advisory expenses;
•	approximately $1.9 million of directors’ and officers’ insurance and other insurance expenses; and
•	approximately $0.1 million of other expenses.

Based on these assumptions, the Liquidation Analysis estimated that Werewolf would have approximately $32.5 million of cash as of January 29, 2027, and, after deducting approximately $0.3 million of assumed dissolution-period operating expenses, approximately $32.2 million available for distribution to Werewolf stockholders on an undiscounted basis. The Liquidation Analysis also assumed a six-month U.S. Treasury yield of 3.95% for purposes of discounting the estimated distribution to the valuation date, resulting in approximately $31.6 million available for distribution to Werewolf stockholders on a discounted basis. Based on approximately 48.6 million diluted shares of Werewolf Common Stock outstanding, calculated using the treasury stock method and assuming no in-the-money options, the Liquidation Analysis implied that approximately $0.66 per share of Werewolf Common Stock (on an undiscounted basis), or approximately $0.65 per share of Werewolf Common Stock (on a discounted basis), would be available for distribution to Werewolf stockholders.
Ambros’ Reasons for the Merger
The following discussion sets forth material factors considered by the Ambros Board in reaching its determination to approve the terms and authorize the execution of the Merger Agreement for the purpose of implementing the Merger and to approve the Concurrent PIPE Financing; however, it may not include all of the factors considered by the Ambros Board. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the Concurrent PIPE Financing, the Ambros Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Ambros Board viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.
In the course of reaching its decision to approve the Merger and the Concurrent PIPE Financing, the Ambros Board held meetings and conducted discussions, consulted with Ambros’ senior management, legal counsel and advisors, and considered a wide variety of factors in connection with its evaluation of the Merger Agreement and Concurrent PIPE Financing. Ultimately, the Ambros Board concluded that a merger with Werewolf, together with the Concurrent PIPE Financing, was the best option to access the liquidity and capital-raising opportunities of the public markets and obtain capital to support the advancement of Ambros’ pipeline and the operations of the combined company.
Additional factors the Ambros Board considered included, among others, the following (which factors are not necessarily presented in any order of relative importance):
•	the historical and current information concerning Ambros’ business, including its financial performance and condition, operations, management, competitive position and clinical data;
•
Ambros’ prospects if it were to remain an independent privately held company, including its need to obtain additional financing and the terms on which it would be able to obtain such financing, if at all;

•	the Concurrent PIPE Financing will generate substantial capital resources to fund the combined company into the first half of 2029;
•	the potential benefits from increased public awareness of Ambros and its pipeline;
•
the Ambros Board’s belief that, after reviewing various financing options to enhance stockholder value, the Merger and Concurrent PIPE Financing represented the most favorable alternative reasonably available to Ambros;

•
the cash resources of the combined company expected to be available upon the closing of the Concurrent PIPE Financing and consummation of the Merger (including the ability to support Ambros’ current and planned clinical trials and operations through the first half of 2029);

•	the access, as a public company, to a broader range of investors to support the development of Ambros’ product candidates than if Ambros continued to operate as a privately held company;
•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;
•
the expectation that the Merger, together with the funding committed in the Concurrent PIPE Financing, would be a more efficient means to access capital than other potential options considered, including an initial public offering;

•	the expectation that substantially all of Ambros’ employees, including its management, will serve in similar roles at the combined company;
•	the Ambros Board’s fiduciary duties to Ambros stockholders;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:
○
the determination that the expected relative percentage ownership of Werewolf stockholders, Ambros stockholders and Concurrent PIPE Financing investors in the combined company was appropriate, based on the Ambros Board’s judgment and assessment of the approximate valuations of Werewolf (assuming Werewolf’s target net cash of $30.0 million) and Ambros (including the value of the amount of proceeds from the Concurrent PIPE Financing);

○
the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Ambros stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes with respect to the Merger;

○
the rights of the Ambros Board under the Merger Agreement to consider certain bona fide unsolicited acquisition proposals, and, subject to specified conditions, to change its recommendation to approve the Merger and enter into a permitted alternative acquisition transaction, under certain circumstances should the Ambros Board determine such acquisition proposal constitutes, or is reasonably likely to result in, a superior offer;

○	the limited number and nature of the conditions of Werewolf’s obligation to consummate the Merger;
○	the condition to Ambros’ obligation to consummate the Merger that Werewolf’s net cash at Closing (as determined pursuant to the Merger Agreement) must be greater than or equal to $0;
○
the conclusion of the Ambros Board that the potential termination fees payable by each of Werewolf or Ambros to the other party (which the Ambros Board evaluated together with the other deal protection provisions in the Merger Agreement), and the specific circumstances when such fees may be payable, were appropriate in light of the circumstances of the transaction, including the Ambros Board’s continued ability, subject to specified conditions, to consider and respond to alternative acquisition proposals and enter into a permitted alternative acquisition transaction; and

○
the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•
the fact that shares of Werewolf Common Stock issued to Ambros stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Ambros stockholders who are not affiliates of Ambros and who are not parties to the Ambros Lock-Up Agreements;

•
the Support Agreements, pursuant to which certain directors and officers of Werewolf, and certain directors, officers and stockholders of Ambros, respectively, have agreed, solely in their capacities as stockholders of Werewolf and Ambros, respectively, to vote all of their shares of Werewolf Common Stock in favor of the Required Proposals or to execute and deliver a written consent adopting the Merger Agreement and approving the Transactions and, if applicable, to vote all of their shares of Ambros Capital Stock in favor thereof, as applicable;

•
the anticipated Nasdaq listing of shares of Werewolf Common Stock deliverable in connection with the Merger and the Concurrent PIPE Financing and the shares of Werewolf Common Stock issuable upon exercise of the Werewolf Pre-Funded Warrants and the adoption of the name “Ambros Therapeutics, Inc.” for the combined company;

•
the availability of appraisal rights under Section 262 of the DGCL, which permits holders of Ambros Capital Stock who properly exercise such rights to seek judicial determination of the fair value of their shares of Ambros Capital Stock; and

•	the likelihood that the Merger will be consummated on a timely basis.

The Ambros Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the Transactions, including the following:
•	the risk that the potential benefits of the Merger may not be realized;
•
the risk that the Merger might not be consummated in a timely manner or at all, including as a result of the failure of Werewolf to obtain the Required Werewolf Stockholder Approval (as defined in the Merger Agreement), the failure of Ambros to obtain the Required Ambros Stockholder Approval, and the potential adverse effect on the reputation of Ambros and its ability to obtain future financing if the Merger and Concurrent PIPE Financing are not completed;

•
the risk that future sales of common stock by existing Werewolf stockholders may cause the price of Werewolf Common Stock to fall, thus reducing the value of Werewolf Common Stock received by Ambros stockholders in the Merger;

•
the size of the termination fees payable by Ambros to Werewolf upon the occurrence of certain events, and the potential effect of such termination fees in deterring potential acquirers from proposing an alternative transaction that may be more advantageous to Ambros stockholders;

•
the Exchange Ratio used to establish the number of shares of Werewolf Common Stock to be issued to Ambros stockholders in the Merger is fixed, except for adjustments due to Werewolf’s net cash, the amount of proceeds received in the Concurrent PIPE Financing and changes in the parties’ outstanding capital stock at Closing, and thus the relative percentage ownership of Werewolf stockholders and Ambros stockholders in the combined company immediately following the consummation of the Merger is similarly fixed;

•
the possibility that Werewolf could under certain circumstances consider bona fide unsolicited acquisition proposals the Werewolf Board deems to be superior to the Merger Agreement or change its recommendation to approve the Merger Agreement upon certain events;

•	the expenses incurred and anticipated to be incurred in connection with the Merger and related administrative costs associated with combining the organizations;
•	the additional costs and compliance obligations Ambros will incur that are associated with operating as a public company following the consummation of the Merger;
•	the fact that Werewolf’s representations and warranties in the Merger Agreement do not survive the Closing, and the potential risk of liabilities that may arise after the Effective Time; and
•	various other risks associated with the combined company and the Merger, including the risks described in the section entitled “Risk Factors” of this proxy statement/prospectus.
The foregoing information is not intended to be exhaustive, but is believed to include a summary of all of the material factors considered by the Ambros Board in its consideration of the Merger Agreement, the Concurrent PIPE Financing and the various transactions contemplated thereby. After conducting an overall analysis of these and other factors, including through extensive discussions with Ambros’ senior management and outside advisors, the Ambros Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, the Ambros Board unanimously approved the Merger Agreement, the Merger, the Concurrent PIPE Financing and the Transactions.
Opinion of Piper Sandler
Piper Sandler was retained by Werewolf on February 23, 2026 to act as its financial advisor in connection with Werewolf’s exploration of a range of strategic alternatives.
On August 19, 2026, Piper Sandler rendered its opinion to the Werewolf Board, which was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Piper Sandler in preparing its opinion, the Exchange Ratio (without giving effect to the Reverse Stock Split) was fair, from a financial point of view, to Werewolf.
The full text of the written opinion is attached to this proxy statement/prospectus as Annex C. The description of Piper Sandler’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. Werewolf stockholders are urged to read the written opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Piper Sandler in preparing its opinion. Piper Sandler’s opinion was prepared at the request of, and furnished solely to, the Werewolf Board for its information and assistance in connection with its consideration of the financial terms of the Merger, and was only one of many factors considered by the Werewolf Board in its evaluation of the Merger. Further, Piper Sandler’s opinion only addressed the fairness, from a financial point of view as of the date thereof, to Werewolf of the Exchange Ratio (without giving effect to the Reverse Stock Split). Piper Sandler’s opinion did not address, among other things, (i) any other terms or agreements relating to the Merger or any other terms of the Merger Agreement, (ii) the relative merits of the Merger as compared to other transactions or strategies that might be available to Werewolf, or (iii) the underlying business decision of Werewolf to proceed with the Merger. Piper Sandler’s opinion was not intended to, and does not, constitute a recommendation to the Werewolf Board, Werewolf, any security holder of Werewolf or any other party as to how to vote, act or make any election with respect to the Merger or any other matter relating thereto.
In connection with Piper Sandler’s review of the Merger, and in arriving at its opinion, Piper Sandler:
•	reviewed and analyzed the financial terms of a draft of the Merger Agreement, dated August 18, 2026, and a draft of the CVR Agreement, dated August 11, 2026;
•	reviewed and analyzed certain financial and other data with respect to Werewolf which was publicly available;
•
reviewed and analyzed certain information regarding Werewolf furnished to Piper Sandler by management of Werewolf, including capitalization data as of August 17, 2026, financial forecasts relating to the estimated cash expenditures and receipts of Werewolf through January 31, 2027, and a liquidation analysis of Werewolf prepared by management of Werewolf, dated as of August 19, 2026 (the “Liquidation Analysis”), as summarized in the subsections entitled “—Werewolf Liquidation Analysis” and “—Certain Unaudited Prospective Financial Information” of this proxy statement/prospectus;

•
reviewed and analyzed certain information regarding Ambros furnished to Piper Sandler by management of Werewolf, including capitalization data as of August 18, 2026, budget information for the first and second quarters of 2026, Ambros’ cash balance as of June 30, 2026, and quarterly financial forecasts relating to the business, earnings, cash flows, and prospects of Ambros from July 1, 2026 through December 31, 2028;

•
conducted discussions with members of senior management and representatives of each of Werewolf and Ambros concerning the matters described in the second, third and fourth bullets above, as well as Werewolf’s and Ambros’ business and prospects before and after giving effect to the Merger;

•	reviewed the current and historical reported prices and trading activity of Werewolf Common Stock;
•
compared the business profile of Ambros to the business profile of certain other companies, the securities of which are publicly traded, that were deemed by Piper Sandler to be comparable to Ambros for purposes of Piper Sandler’s opinion; and

•
reviewed the valuations of certain companies implied by the pricing of such companies’ initial public offerings which companies were deemed by Piper Sandler to be comparable to Ambros for purposes of Piper Sandler’s opinion.

In addition, Piper Sandler conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Sandler deemed necessary in arriving at its opinion.
Piper Sandler relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Sandler or discussed with or reviewed by Piper Sandler. Piper Sandler further relied upon the assurances of the management of Werewolf that the financial information provided was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Sandler incomplete or misleading. Piper Sandler was advised, given that Werewolf’s assets and liabilities were comprised principally of cash (net of liabilities) and the Legacy Assets, that the management of Werewolf did not prepare long-term financial forecasts relating to Werewolf. Accordingly, Piper Sandler did not perform a financial analysis of Werewolf or the CVRs. Without limiting the generality of the foregoing, for the purpose of its opinion, Piper Sandler assumed that, with respect to financial forecasts, estimates (including with respect to the estimated cash expenditures and receipts) and other forward-looking information reviewed by Piper Sandler, that such financial forecasts, estimates and forward-looking information were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the managements of Werewolf and Ambros, as applicable, as to the expected future results of operations and financial condition of Werewolf and Ambros, respectively, to which such financial forecasts, estimates and other forward-looking information relates. Further, Piper Sandler expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based.
Piper Sandler further assumed that the Merger would qualify as a tax-free reorganization for United States federal income tax purposes. Piper Sandler relied, with Werewolf’s consent, on advice of the outside counsel and the independent accountants to Werewolf and Ambros, and on the assumptions of the management of Werewolf and Ambros as to all accounting, legal, tax and financial reporting matters with respect to Werewolf, Ambros and the Merger Agreement. Piper Sandler also relied on the assessments of the managements of Werewolf and Ambros as to, among other things, (i) the product pipeline, future products, technology and intellectual property of Ambros, including the viability of and risks associated with such product pipeline, future products, technology and intellectual property, and (ii) the terms of the Concurrent PIPE Financing, including with respect to the timing, amount, valuation and other terms involved and potential impact thereof.
In addition, Piper Sandler’s opinion and the underlying analyses relating thereto were, with Werewolf’s knowledge and approval, based upon the following additional key assumptions: (i) Werewolf will have received proceeds from the EMD Asset Sale and the Jazz Asset Sale (as defined below) (together with the EMD Asset Sale, the “Asset Sales”) prior to the Effective Time on terms consistent with the definitive agreements related to such Asset Sales, and the proceeds from such Asset Sales will be received in the amounts and at the times projected in the estimated cash expenditures and receipts of Werewolf provided to Piper Sandler by management of Werewolf; (ii) the amount of Final Werewolf Net Cash (as defined in the Merger Agreement) at the Effective Time will not be materially different from the estimated amount of Final Werewolf Net Cash provided to Piper Sandler by management of Werewolf, and will not result in a material adjustment to the Exchange Ratio; (iii) the Reverse Stock Split will not have been completed as of the Effective Time; (iv) the Liquidation Analysis was reasonably prepared in good faith based on assumptions reflecting the best currently available estimates and judgments of management of Werewolf as to (a) the expected realizable value for Werewolf’s assets, assuming an orderly liquidation of such assets, and (b) the remaining amounts estimated to be available upon completion of such liquidation for distribution to Werewolf’s equity holders; (v) immediately prior to the Effective Time, the fully diluted outstanding shares of Werewolf Common Stock (calculated using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units) will be approximately 48.601 million, and the fully diluted outstanding shares of Ambros Common Stock will be approximately 50.837 million, as provided to Piper Sandler by management of Werewolf; (vi) the Concurrent PIPE Financing of $150.0 million will be consummated immediately prior to or substantially concurrently with the Effective Time; and (vii) the pro forma ownership of Werewolf, immediately following the Effective Time, assuming completion of the Merger and the Concurrent PIPE Financing and the exercise of all issued and outstanding Werewolf Pre-Funded Warrants, but without giving effect to the Reverse Stock Split, will be approximately 6.4% held by the holders of Werewolf Common Stock immediately prior to the Effective Time, approximately 72.0% held by the holders of Ambros Common Stock immediately prior to the Effective Time, and approximately 21.6% held by the investors in the Concurrent PIPE Financing, as provided to Piper Sandler by management of Werewolf.
Piper Sandler expressed no view or opinion with respect to the Liquidation Analysis, the Cash Forecasts (as defined below), or the assumptions on which they were based. Piper Sandler also expressed no view or opinion with respect to the Asset Sales, the pre-closing distribution of the CVRs (the “Pre-Closing Distribution”), the Concurrent PIPE Financing or the Reverse Stock Split (the Pre-Closing Distribution, the Concurrent PIPE Financing and the Reverse Stock Split, collectively, the “Related Transactions”) (including the value of the Pre-Closing Distribution or the value of the CVRs) or any other aspect or implication of the Merger, including, without limitation, any support or lock-up agreements, subscription agreements or any other agreement, arrangement or understanding entered into in connection with the Merger, the Asset Sales, any Related Transaction or otherwise. With Werewolf’s knowledge and approval, Piper Sandler did not analyze, or otherwise consider the effect of the Reverse Stock Split on the Exchange Ratio as of the Effective Time.
In arriving at its opinion, Piper Sandler assumed that the executed Merger Agreement and the CVR Agreement would be in all material respects identical to the last drafts reviewed by Piper Sandler. Piper Sandler relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct; (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party; (iii) the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, and the Asset Sales and the Related Transactions will be consummated on the terms and conditions provided to Piper Sandler by management of Werewolf; and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Sandler assumed that all the necessary regulatory approvals and consents required for the Merger, the Asset Sales and the Related Transactions would be obtained in a manner that would not adversely affect Werewolf, Ambros or the contemplated benefits of the Merger, the Asset Sales or the Related Transactions.
In addition, in arriving at its opinion, Piper Sandler did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Werewolf or Ambros, and was not furnished or provided with any such appraisals or valuations, nor did Piper Sandler evaluate the solvency of Werewolf or Ambros under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Sandler with respect to Ambros in connection with Piper Sandler’s opinion were going concern analyses. Piper Sandler expressed no view or opinion regarding the liquidation value of Werewolf, Ambros or any other entity. Without limiting the generality of the foregoing, Piper Sandler did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Werewolf, Ambros or any of their respective affiliates is a party or may be subject, and at the direction of Werewolf and with its consent Piper Sandler’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Sandler also assumed, based on information furnished to Piper Sandler by management of Werewolf and management of Ambros, that neither Werewolf nor Ambros was party to any material pending transaction, including without limitation, any financing, recapitalization, acquisition or merger, or divestiture or spin-off, other than the Merger, the Pre-Closing Distribution, the Concurrent PIPE Financing, any Permitted Werewolf Asset Disposition (as defined below), and the Reverse Stock Split.
No company or transaction used in any analysis for purposes of comparison is identical to Werewolf, Ambros or the Merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which Werewolf, Ambros and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies.
Piper Sandler’s opinion was necessarily based upon the information available to Piper Sandler and facts and circumstances as they existed and were subject to evaluation on the date thereof; events occurring after the date thereof could materially affect the assumptions used in preparing Piper Sandler’s opinion. Piper Sandler did not express any opinion as to the price at which shares of Werewolf Common Stock or the Werewolf Pre-Funded Warrants may trade following announcement of the Merger or at any future time. Piper Sandler did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date thereof and does not have any obligation to update, revise or reaffirm its opinion.
Piper Sandler’s opinion was provided to the Werewolf Board in connection with its consideration of the Merger and was not intended to be, and did not, constitute a recommendation to the Werewolf Board, Werewolf, any security holder of Werewolf, or any other party as to how to vote, act or make any election with respect to the Merger, the Asset Sales, any Related Transaction or any other matter relating thereto. Except with respect to the use of Piper Sandler’s opinion in connection with this proxy statement/prospectus, in accordance with Piper Sandler’s engagement letter with Werewolf, Piper Sandler’s opinion should not be disclosed, referred to, published or otherwise used (in whole or in part), nor should any public references to Piper Sandler be made, without Piper Sandler’s prior written approval. Piper Sandler’s opinion was approved for issuance by the Piper Sandler Opinion Committee.
Piper Sandler’s opinion addressed solely the fairness, from a financial point of view, to Werewolf of the Exchange Ratio (without giving effect to the Reverse Stock Split) and did not address any other terms or agreement relating to the Merger, the Asset Sales, any Related Transaction or any other terms of the Merger Agreement. Piper Sandler was not requested to opine as to, and its opinion did not address: (i) the basic business decision to proceed with or effect the Merger, the Asset Sales or any Related Transaction; (ii) the merits of the Merger, the Asset Sales or any Related Transaction relative to any alternative transaction or business strategy that may be available to Werewolf; (iii) the fairness of any portion or aspect of the Merger, the Asset Sales or any Related Transaction to any one class or group of Werewolf’s or Ambros’ or any other party’s security holders or other constituents vis-à-vis any other class or group of Werewolf’s, Ambros’ or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents);

(iv) the value of the Werewolf Pre-Funded Warrants or the relative value of the Werewolf Pre-Funded Warrants as compared to the value of the Werewolf Common Stock; (v) any other terms contemplated by the Merger Agreement, the CVR Agreement or the agreements entered into in connection with the Pre-Closing Distribution, the Concurrent PIPE Financing or the Reverse Stock Split, or the fairness of the Merger, the Asset Sales or any Related Transaction to any creditor or other constituency of Werewolf; (vi) whether or not Werewolf, Ambros, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, the Asset Sales or any Related Transaction; or (vii) the solvency or financial viability of Werewolf or Ambros at the date of Piper Sandler’s opinion, upon consummation of the Merger, the Asset Sales or any Related Transaction, or at any future time. Furthermore, Piper Sandler expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, the Asset Sales or any Related Transaction, or any class of such persons, relative to the Exchange Ratio or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Merger.
Summary of Piper Sandler’s Financial Analysis
The following is a summary of the material financial analyses prepared by Piper Sandler and reviewed with the Werewolf Board in connection with Piper Sandler’s opinion. The summary set forth below does not purport to be a complete description of the financial analyses performed by or factors considered by Piper Sandler, or underlying Piper Sandler’s opinion, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Piper Sandler. Piper Sandler may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be understood as Piper Sandler’s view of the actual value, whether enterprise, equity, or otherwise, of Werewolf or Ambros. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Piper Sandler. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Piper Sandler’s financial analyses and Piper Sandler’s opinion.
In performing its analyses, Piper Sandler made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Werewolf, Ambros or any other party to the Merger. None of Werewolf, Ambros, Piper Sandler or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than the results as set forth below. In addition, analyses relating to the value of Werewolf and Ambros do not purport to be appraisals or reflect the prices at which Werewolf or Ambros may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived or calculated from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 17, 2026 and is not necessarily indicative of current market conditions.
Werewolf Market Capitalization and Cash Value
Piper Sandler reviewed, among other things, the current (as of August 17, 2026) market capitalization, enterprise valuations, cash balances and projected closing cash balances of Werewolf.
The review indicated, among other things, that, as of August 17, 2026, (i) the closing price per share of Werewolf Common Stock was $0.41 (the “Werewolf Closing Price Per Share”) and Werewolf had approximately 48.599 million shares of Werewolf Common Stock outstanding (using the treasury stock method and taking into account outstanding in the money options and restricted stock units), and (ii) Werewolf had (a) a market capitalization of approximately $19.7 million, (b) $19.7 million of estimated net cash and cash equivalents as of July 31, 2026, (c) a current implied enterprise value of approximately zero, and (d) estimated net cash and cash equivalents as of the Effective Time of approximately $26.9 million.
Werewolf Liquidation Analysis
Piper Sandler reviewed and considered the Liquidation Analysis, as prepared by management of Werewolf, as of August 19, 2026. Piper Sandler noted that the estimates of the future cash distributions to Werewolf’s stockholders, after applying discount rates selected by management of Werewolf based on the expected hypothetical distribution dates and using a six-month U.S. Treasury yield of 3.95% to discount the value of such distributions to present value, resulted in an implied equity value of $31.617 million for Werewolf, implying a value of $0.65 per share of Werewolf Common Stock (the “Werewolf Liquidation Value Per Share”).
For additional information on the Liquidation Analysis, see the subsection entitled “—Werewolf Liquidation Analysis” of this proxy statement/prospectus.
Exchange Ratio and Assumptions; Werewolf Post-Merger Ownership
At the direction of management of Werewolf, Piper Sandler calculated, for purposes of its financial analyses and opinion, that the Exchange Ratio at the Effective Time would be equal to 10.7623 shares of Werewolf Common Stock for each share of Ambros Common Stock, as determined pursuant to the terms of the Merger Agreement. This calculation was based, in part, on the following assumptions: (i) Werewolf will have received proceeds from the Asset Sales prior to the Effective Time on terms consistent with the definitive agreements related to such Asset Sales, and the proceeds from such Asset Sales will be received in the amounts and at the times projected in the estimated cash expenditures and receipts of Werewolf provided to Piper Sandler by management of Werewolf; (ii) the amount of Final Werewolf Net Cash (as defined in the Merger Agreement) at the Effective Time will not be materially different from the estimated amount of Final Werewolf Net Cash provided to Piper Sandler by management of Werewolf, and will not result in a material adjustment to the Exchange Ratio; (iii) the Reverse Stock Split will not have been completed as of the Effective Time; (iv) immediately prior to the Effective Time, the fully diluted outstanding shares of Werewolf Common Stock (calculated using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units) will be approximately 48.601 million, and the fully diluted outstanding shares of Ambros Common Stock will be approximately 50.837 million, as provided to Piper Sandler by management of Werewolf; (v) the Concurrent PIPE Financing of $150.0 million will be consummated immediately prior to or substantially concurrently with the Effective Time; (vi) the Werewolf Valuation (as defined below) will be $44.4 million (the “Werewolf Deal Value”), consisting of approximately $26.9 million of estimated net cash and $17.5 million of value ascribed to Werewolf’s public listing, implying Werewolf Common Stock will have a value per share of approximately $0.91 (the “Werewolf Deal Value Per Share”); and (vii) Ambros will have an equity valuation of $500.0 million, as set forth in the Merger Agreement and based on the pre-money valuation of Ambros in the Concurrent PIPE Financing.
Based on the Exchange Ratio as calculated above, immediately following the consummation of the Merger, (a) holders of Werewolf Common Stock as of immediately prior to the Merger would own approximately 6.4% of the fully diluted shares of Werewolf Common Stock (such ownership percentage, the “Werewolf Post-Merger Ownership Percentage”), (b) holders of Ambros Common Stock as of immediately prior to the Merger would own approximately 72.0% of the fully diluted shares of Werewolf Common Stock, and (c) investors in the Concurrent PIPE Financing would own approximately 21.6% of the fully diluted shares of Werewolf Common Stock, in each case, subject to the adjustment of the Exchange Ratio (other than with respect to the Reverse Stock Split) as set forth in the Merger Agreement.
Financial Analyses
Selected Public Companies Analysis
Piper Sandler reviewed certain financial and other data for selected companies with publicly traded securities which Piper Sandler deemed to be comparable to Ambros for purposes of this analysis (each, an “Ambros Public Company Comparable”). The Ambros Public Company Comparables were selected, among other reasons, because such companies had (i) a single clinical-stage asset in Phase 2 (ongoing) or Phase 3 (ready or ongoing) for inflammation & immunology indication(s); (ii) a single clinical-stage asset in Phase 2 (ongoing) or Phase 3 (ready or ongoing) for neurology indication(s); or (iii) a single clinical-stage asset in Phase 2 (ongoing) or Phase 3 (ready or ongoing) for rare indication(s); and (a) had no approved products; (b) had no NDA or BLA filed; (c) had no recent clinical failures; and (d) were U.S.-based or U.S. exchange-listed companies. None of the Ambros Public Company Comparables reviewed is identical to Ambros, and certain of the Ambros Public Company Comparables have financial and operating characteristics that are materially different from those of Ambros.
The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the Ambros Public Company Comparables as well as other factors that could affect the Ambros Public Company Comparables differently from how they would affect Ambros.

Set forth below are the Ambros Public Company Comparables, as well as such companies’ targeted lead treatment indications and stages of development:
Selected Public Companies Analysis

Selected Company	Asset Name	Indication	Phase	Trial Status	Diluted Market Cap ($ millions)	Enterprise Value ($ millions)
Selected Inflammation and Immunology Companies
Immunovant, Inc.	IMVT-1402	Graves’, D2T RA, MG, CIDP, Sjögren’s, CLE	Phase 2b	Ongoing	9,443.4	8,645.6
Odyssey Therapeutics, Inc.	OD-001	Ulcerative Colitis and Crohn’s Disease	Phase 2a	Ongoing	1,087.3	777.4
Artiva Biotherapeutics, Inc.	AlloNK	Refractory Rheumatoid Arthritis	Phase 2a	Ongoing	652.3	302.9
Eledon Pharmaceuticals, Inc.	Tegoprubart	Kidney Xenotransplantation	Phase 3	Planned	443.2	354.4
Upstream Bio, Inc.	Verekitug	CRSwNP and Severe Asthma	Phase 3	Planned	393.4	132.1
Nkarta, Inc.	NKX019	Lupus Nephritis and PMN	Phase ½	Ongoing	183.6	(54.1)
Selected Neurology Companies
Taysha Gene Therapies, Inc.	TSHA-102	Rett Syndrome	Phase 3	Ongoing	2,712.6	2,307.4
Rapport Therapeutics, Inc.	RAP-219	Focal Onset Seizures	Phase 3	Ongoing	2,619.3	2,183.3
Neurogene Inc.	NGN401	Rett Syndrome	Phase 3	Ongoing	1,069.2	709.0
Clene Inc.	CNM-Au8	Amyotrophic Lateral Sclerosis	Phase 2 OLE	Ongoing	54.0	63.9
Selected Rare Disease Companies
Palvella Therapeutics, Inc.	QTORIN Rapamycin	Microcystic LMs	Phase 3	Ongoing	2,826.6	2,576.1
Avalo Therapeutics, Inc.	Abdakibart	Hidradenitis Suppurativa	Phase 3	Planned	1,314.2	913.9
Inhibikase Therapeutics, Inc.	IkT-001	Pulmonary Arterial Hypertension	Phase 3	Ongoing	604.0	395.8
Kyverna Therapeutics, Inc.	Miv-cel	Myasthenia Gravis	Phase 3	Ongoing	601.1	401.8
Spruce Biosciences, Inc.	Tralesinidase alfa	Mucopolysaccharidosis Type IIIB	Phase 3	Ongoing	161.8	76.6

For each Ambros Public Company Comparable, Piper Sandler reviewed its current diluted market capitalization, calculated as the aggregate value of such Ambros Public Company Comparable’s outstanding equity securities (determined using the treasury stock method and taking into account any outstanding in-the-money options, in-the-money warrants, restricted stock units and other potentially dilutive securities), based on the closing stock price of its common stock as of August 17, 2026, and implied enterprise value. The implied enterprise values were calculated as diluted market capitalization, as described in the immediately preceding sentence, plus such Ambros Public Company Comparable’s net debt (equal to the book value of such company’s debt less its cash and cash equivalents), plus its preferred stock and minority interests, and less its short-term and long-term investments, in each case, as of such company’s most recent reported quarter-end.

The analyses indicated the following maximum, 75th percentile, mean, median, 25th percentile and minimum diluted market capitalizations and implied enterprise values of the Ambros Public Company Comparables:
Selected Public Companies Analysis

	Diluted Market Cap (in $ millions)	Enterprise Value (in $ millions)
Minimum	$54.0	$(54.1)
25th Percentile	$418.3	$217.5
Median	$652.3	$401.8
Mean	$1,611.1	$1,319.1
75th Percentile	$1,966.8	$1,548.6
Maximum	$9,443.4	$8,645.6

For the Selected Public Companies Analysis, Piper Sandler calculated a range of implied equity values for Ambros based on the range of implied enterprise values for the Ambros Public Company Comparables and then adjusted for Ambros’ estimated net cash and cash equivalents of approximately $59.9 million at the Effective Time, assuming a January 29, 2027 date of Closing for the Merger.
The resulting range of implied equity values for Ambros is shown in the table below.
Selected Public Companies Analysis

Implied Equity Value of Ambros (in $ millions)
Minimum	$5.8
25th Percentile	$277.4
Median	$461.7
Mean	$1,379.0
75th Percentile	$1,608.5
Maximum	$8,705.5

Selected Public Companies Analysis — Exchange Ratio Analysis
Piper Sandler then calculated a range of implied exchange ratios by applying the calculations described in the definition of “Exchange Ratio” set forth in the Merger Agreement, based on (i) the implied equity values of Ambros, (ii) the Werewolf Deal Value and (iii) the Concurrent PIPE Financing amount of $150.0 million. The range of implied exchange ratios was calculated by (a) dividing the Werewolf Deal Value by the aggregate value of (x) the Werewolf Deal Value, (y) the implied equity value of Ambros and (z) the value of the Concurrent PIPE Financing (the “Implied Aggregate Valuation”) to derive an implied Werewolf post-Merger ownership percentage, (b) dividing the number of fully diluted outstanding shares of Werewolf Common Stock by the implied Werewolf post-Merger ownership percentage to derive an estimated number of post-Merger shares of Werewolf, (c) dividing the implied equity value of Ambros by the Implied Aggregate Valuation to derive an implied Ambros post-Merger ownership percentage, (d) multiplying the estimated number of post-Merger shares of Werewolf by the implied Ambros post-Merger ownership percentage to derive an estimated number of post-Merger shares of Werewolf Common Stock allocable to holders of Ambros Common Stock, and (e) dividing such estimated number of shares of Werewolf Common Stock by the number of fully diluted outstanding shares of Ambros Common Stock, calculated using the treasury stock method at each of the respective implied equity values of Ambros, to derive an implied exchange ratio.
The range of implied exchange ratios, and the corresponding implied ownership percentages that holders of Werewolf Common Stock prior to the Merger would have in the combined company are set forth in the table below.
Selected Public Companies Analysis – Exchange Ratio Analysis

	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Exchange Ratio	0.1382	6.0855	9.9579	29.2295	34.0517	183.1593
Implied Werewolf Ownership Percentage	22.2%	9.4%	6.8%	2.8%	2.5%	0.5%

Piper Sandler then compared the range of the implied exchange ratios and the range of implied ownership percentages that holders of Werewolf Common Stock immediately prior to the Merger would have in the combined company, each as set forth in the table above, to the assumed Exchange Ratio of 10.7623 and the assumed Werewolf Post-Merger Ownership Percentage of 6.4%, respectively. Piper Sandler also noted that the implied exchange ratios corresponding to the Werewolf Liquidation Value Per Share and to Werewolf’s market capitalization as of August 17, 2026 were 15.1180 and 24.2549, respectively.
Selected Public Companies Analysis — Implied Price per Share
Piper Sandler then calculated (i) a range of implied aggregate valuations of Ambros, assuming the range of implied equity values of Ambros set forth in the table above, and (ii) a corresponding range of implied per share values of Ambros Common Stock, based on an estimate of the number of fully diluted shares outstanding of Ambros Common Stock at each of the respective implied equity values of Ambros.
Piper Sandler then divided the resulting range of implied values per share of Ambros Common Stock by the Exchange Ratio at the Effective Time, resulting in a range of implied values per share of Werewolf Common Stock.
The range of implied values per share of Ambros Common Stock and the range of implied values per share of Werewolf Common Stock are set forth in the table below.
Selected Public Companies Analysis – Implied Price Per Share

	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Value Per Share of Ambros Common Stock	$0.13	$5.56	$9.10	$26.71	$31.12	$167.38
Implied Value Per Share of Werewolf Common Stock	$0.01	$0.52	$0.85	$2.48	$2.89	$15.55

Piper Sandler then compared the range of implied values per share of Werewolf Common Stock set forth in the table above to the Werewolf Deal Value Per Share of $0.91, the Werewolf Liquidation Value Per Share of $0.65 and the Werewolf Closing Price Per Share of $0.41.
Selected IPO Analysis
Piper Sandler reviewed certain financial data of U.S. listed biopharmaceutical companies that completed an initial public offering (an “IPO”) of common stock since January 1, 2022 (each, an “Ambros IPO Comparable Company”), which Piper Sandler deemed to be comparable to Ambros for purposes of its analysis. The Ambros IPO Comparable Companies were selected, among other reasons, because, at the time of their IPOs, such companies had a single clinical-stage asset, which was not being developed for an oncology indication, with an ongoing Phase 2 trial, a completed Phase 2 trial (Phase-3 ready) or an ongoing Phase 3 trial. None of the Ambros IPO Comparable Companies reviewed is identical to Ambros, and certain of the Ambros IPO Comparable Companies have financial and operating characteristics that are materially different from those of Ambros.
The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the Ambros IPO Comparable Companies, as well as other factors that could affect the Ambros IPO Comparable Companies differently from how they would affect Ambros.

Set forth below are the Ambros IPO Comparable Companies, as well as such companies’ targeted lead treatment indications, stage of development, and IPO pricing dates, in each case as of the date of the applicable IPO.
Selected IPO Analysis

Company	IPO Pricing Date	Indication at IPO	Phase at IPO	Trial Status at IPO	Diluted Pre-Money Equity Value ($ millions)	Pre-Money Enterprise Value ($ millions)
Vogenx, Inc.	08/11/26	Post Bariatric Hypoglycemia	Phase 2b	Ongoing	106.4	106.1
Braveheart Bio, Inc.	08/05/26	Hypertrophic Cardiomyopathy	Phase 3	Ready	1,222.3	1,081.7
Odyssey Therapeutics, Inc.	05/07/26	Inflammatory Bowel Disease	Phase 2	Ongoing	630.6	414.1
Generate Biomedicines, Inc.	02/26/26	Severe Asthma	Phase 3	Ongoing	1,848.6	1,627.1
Veradermics, Incorporated	02/03/26	Pattern Hair Loss	Phase 3	Ongoing	356.1	341.0
LB Pharmaceuticals Inc	09/10/25	Schizophrenia / Bipolar Depression	Phase 3	Ready	53.3	39.1
Aardvark Therapeutics, Inc.	02/14/25	Prader-Willi Syndrome Hyperphagia	Phase 3	Ongoing	260.7	187.0
Upstream Bio, Inc.	10/10/24	Inflammatory Respiratory Diseases	Phase 2	Ongoing	693.0	471.9
Kyverna Therapeutics, Inc.	02/07/24	Lupus Nephritis and Systemic Sclerosis	Phase 1/2	Ongoing	652.3	576.7
Sagimet Biosciences Inc.	07/13/23	Non-Alcoholic Steatohepatitis	Phase 2b	Ongoing	301.4	276.1
Mineralys Therapeutics, Inc.	02/09/23	Uncontrolled and Resistant Hypertension	Phase 2	Ongoing	452.8	331.9
HilleVax, Inc.	04/28/22	Norovirus Vaccine	Phase 2	Ongoing	449.8	330.3
CinCor Pharma, Inc.	01/06/22	Hypertension	Phase 2	Ongoing	418.4	276.7

For each Ambros IPO Comparable Company, Piper Sandler reviewed (i) its implied diluted pre-money equity value, based on the offering price of such Ambros IPO Comparable Company’s shares in its IPO and the number of such Ambros IPO Comparable Company’s diluted shares outstanding prior to its IPO, excluding any shares being issued in such Ambros IPO Comparable Company’s IPO (using the treasury stock method) (referred to herein as the “Diluted Pre-Money Equity Value”), and (ii) its implied diluted pre-money enterprise value, calculated as the Diluted Pre-Money Equity Value, plus net debt (calculated as the book value of such company’s debt less its cash and cash equivalents), plus any preferred stock and minority interests, and less any short-term and long-term investments, as reported in the effective registration statement of the IPO of each Ambros IPO Comparable Company (referred to herein as the “Diluted Pre-Money Enterprise Value”).
The analysis indicated the following maximum, 75th percentile, mean, median, 25th percentile and minimum Diluted Pre-Money Equity Values and Diluted Pre-Money Enterprise Values for the Ambros IPO Comparable Companies:
Selected IPO Analysis

	Diluted Pre-Money Equity Value (in $ millions)	Diluted Pre-Money Enterprise Value (in $ millions)
Minimum	$53.3	$39.1
25th Percentile	$301.4	$276.1
Median	$449.8	$331.9

	Diluted Pre-Money Equity Value (in $ millions)	Diluted Pre-Money Enterprise Value (in $ millions)
Mean	$572.8	$466.1
75th Percentile	$652.3	$471.9
Maximum	$1,848.6	$1,627.1

For the Selected IPO Analysis, Piper Sandler calculated a range of implied equity values for Ambros based on the range of the Diluted Pre-Money Enterprise Values for the Ambros IPO Comparable Companies and then adjusted for Ambros’ estimated net cash and cash equivalents of approximately $59.9 million at the Effective Time, assuming a January 29, 2027 date of Closing for the Merger.
The resulting range of implied equity values for Ambros is shown in the table below.
Selected IPO Analysis

Implied Equity Value of Ambros (in $ millions)
Minimum	$99.0
25th Percentile	$336.0
Median	$391.8
Mean	$526.0
75th Percentile	$531.8
Maximum	$1,687.0

Selected IPO Analysis — Exchange Ratio Analysis
Piper Sandler then calculated a range of implied exchange ratios by applying the calculations described in the definition of “Exchange Ratio” set forth in the Merger Agreement, based on (i) the implied equity values of Ambros, (ii) the Werewolf Deal Value and (iii) the Concurrent PIPE Financing of $150.0 million, and using the calculation methodology described above.
The range of implied exchange ratios and the corresponding implied ownership percentages that holders of Werewolf Common Stock prior to the Merger would have in the combined company are set forth in the table below.
Selected IPO Analysis – Exchange Ratio Analysis

	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Exchange Ratio	2.3150	7.3174	8.4889	11.3092	11.4300	35.7005
Implied Werewolf Ownership Percentage	15.1%	8.4%	7.6%	6.2%	6.1%	2.4%

Piper Sandler then compared the range of the implied exchange ratios and the range of implied ownership percentages that holders of Werewolf Common Stock immediately prior to the Merger would have in the combined company, each as set forth in the table above, to the assumed Exchange Ratio of 10.7623 and the assumed Werewolf Post-Merger Ownership Percentage of 6.4%, respectively. Piper Sandler also noted that the implied exchange ratios corresponding to the Werewolf Liquidation Value Per Share and to Werewolf’s market capitalization as of August 17, 2026 were 15.1180 and 24.2549, respectively.
Selected IPO Analysis — Implied Price per Share
Piper Sandler then calculated (i) a range of implied aggregate valuations of Ambros, assuming the range of implied equity values of Ambros set forth in the table above, and (ii) a corresponding range of implied per share values of Ambros Common Stock, based on an estimate of the number of fully diluted shares outstanding of Ambros Common Stock at each of the respective implied equity values of Ambros.
Piper Sandler then divided the resulting range of implied values per share of Ambros Common Stock by the Exchange Ratio at the Effective Time, resulting in a range of implied values per share of Werewolf Common Stock.
The range of implied values per share of Ambros Common Stock and the range of implied values per share of Werewolf Common Stock are set forth in the table below.

Selected IPO Analysis – Implied Price Per Share

	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Value Per Share of Ambros Common Stock	$2.12	$6.69	$7.76	$10.34	$10.45	$32.63
Implied Value Per Share of Werewolf Common Stock	$0.20	$0.62	$0.72	$0.96	$0.97	$3.03

Piper Sandler then compared the range of implied values per share of Werewolf Common Stock set forth in the table above to the Werewolf Deal Value Per Share of $0.91, the Werewolf Liquidation Value Per Share of $0.65 and the Werewolf Closing Price Per Share of $0.41.
Other Information
Piper Sandler also noted for the Werewolf Board the following additional information that was not relied upon by Piper Sandler in rendering its opinion, but which was provided to the Werewolf Board for informational purposes.
•
Historical Trading Analysis. Piper Sandler reviewed the historical closing prices for shares of Werewolf Common Stock over the one-year period ended August 17, 2026, which reflected low and high closing prices during such period, ranging from $0.31 to $2.19 per share of Werewolf Common Stock, respectively.

•
Selected Precedent Reverse Merger Transactions. Piper Sandler considered certain financial terms, to the extent the information was publicly available, of biopharmaceutical reverse merger transactions since July 2022. Piper Sandler calculated the range of values delivered for the public company from the selected precedent reverse merger transactions in excess of such public company’s net cash, and compared such range to the value delivered for Werewolf in excess of Werewolf’s net cash.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Piper Sandler did not draw, in isolation, conclusions from, or with regard to, any factor or analysis that it considered. Rather, Piper Sandler made its determination as to fairness on the basis of its experience and professional judgment, after considering the results of all of the analyses.
Piper Sandler’s financial analyses and its opinion were only one of many factors taken into consideration by the Werewolf Board in its evaluation of the Merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Werewolf Board or management of Werewolf with respect to the Exchange Ratio or as to whether the Werewolf Board would have been willing to determine that a different exchange ratio was fair. The Exchange Ratio was determined through arm’s-length negotiations between Werewolf and Ambros and was approved by the Werewolf Board.
The Werewolf Board selected Piper Sandler as its financial advisor in connection with the Merger based on, among other factors, its qualifications, professional reputation, and industry expertise. Piper Sandler is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger.
In connection with Piper Sandler’s services as its financial advisor, Werewolf agreed to pay Piper Sandler a fee in an amount equal to (i) $150,000 per month (the “Monthly Fees”), which Monthly Fees were due and payable from February 2026 (on a pro-rated basis) through June 2026, with $225,000 of such Monthly Fees credited towards the Jazz Asset Sale Fee, plus (ii) $3,000,000 in connection with the Jazz Asset Sale (the “Jazz Asset Sale Fee”), $2,000,000 of which was paid to Piper Sandler in June and July 2026 and the remaining $1,000,000 of which will become due and payable upon the earlier of termination of Piper Sandler’s engagement or the consummation of the Merger, plus (iii) 2.5% of the aggregate consideration received by Werewolf in the EMD Asset Sale (estimated to be approximately $825,000), due and payable upon completion of the EMD Asset Sale, plus (iv) an opinion fee of $750,000 (the “Opinion Fee”), which was earned by Piper Sandler upon delivery of its opinion, $250,000 of which will be credited towards the Jazz Asset Sale Fee. The payment of the Opinion Fee was not contingent upon consummation of the Merger or the conclusions reached in Piper Sandler’s opinion. Werewolf also agreed to indemnify Piper Sandler against certain liabilities and reimburse Piper Sandler for certain expenses in connection with Piper Sandler’s services. In addition, based on Piper Sandler’s customary conflicts-related clearance procedures, Piper Sandler informed the Werewolf Board that, during the two years preceding the date of its opinion, Piper Sandler had no material relationships with, and had not received any fees for investment banking services from, any of Werewolf, Ambros, or their respective affiliates (other than the Monthly Fees and a portion of the Jazz Asset Sale Fee in connection with Piper Sandler’s current engagements by Werewolf described above). Piper Sandler also informed the Werewolf Board that, in connection with the Merger, it had entered into an engagement letter with Werewolf and Ambros pursuant to which Piper Sandler is acting as placement agent and providing financial advisory services to Werewolf and Ambros in connection with the Concurrent PIPE Financing for which, if consummated, Piper Sandler would receive fees for the rendering of such services. It is currently expected that the Concurrent PIPE Financing will close simultaneously with the closing of the Merger and, if consummated, Piper Sandler’s fee will be approximately $1,762,500.
Piper Sandler is a securities firm engaged in securities trading and brokerage activities and providing investment banking and financial advisory services. Piper Sandler may, in the future, provide investment banking and financial advisory services to Werewolf, Ambros or entities that are affiliated with Werewolf or Ambros, for which Piper Sandler would expect to receive compensation. In addition, in the ordinary course of its business, Piper Sandler and its affiliates may actively trade securities of Werewolf for their own account or the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.
Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of Piper Sandler’s research department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to Werewolf and the Merger and other participants in the Merger that differ from the views of Piper Sandler’s investment banking personnel.
Certain Unaudited Prospective Financial Information
Werewolf does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, results of operations, cash flows or other results due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty, unpredictability and subjectivity of underlying assumptions and estimates.
In connection with the evaluation of the Merger, however, (i) Werewolf’s management prepared an estimate of Werewolf’s net cash as of an assumed date of Closing of January 29, 2027 (the “Werewolf Cash Forecast”) and (ii) Werewolf’s management, with the assistance of representatives of Piper Sandler, prepared an estimate of Ambros’ net cash as of an assumed date of Closing of January 29, 2027 (the “Ambros Cash Forecast” and, together with the Werewolf Cash Forecast, the “Cash Forecasts”). The Cash Forecasts were provided to the Werewolf Board in connection with its evaluation of the Merger. The Cash Forecasts were also provided to representatives of Piper Sandler, Werewolf’s financial advisor, and Werewolf authorized and directed representatives of Piper Sandler to use and rely upon the Cash Forecasts for purposes of its financial analyses, advice and opinion, as described in the section entitled “—Opinion of Piper Sandler” of this proxy statement/prospectus. In addition, the Werewolf Cash Forecast was made available to Ambros in connection with the negotiation of the Merger Agreement.
None of the Cash Forecasts were intended for public disclosure. Nonetheless, a summary of the Cash Forecasts is included below to provide Werewolf stockholders with access to information that was made available to the Werewolf Board and to representatives of Piper Sandler in connection with the Merger. Certain amounts shown in the tables below may not sum due to rounding.
Werewolf Cash Forecast
Werewolf’s management estimated Werewolf’s net cash as of an assumed date of Closing of January 29, 2027 to be approximately $26.9 million.
Ambros Cash Forecast
Werewolf’s management, with the assistance of representatives of Piper Sandler, estimated Ambros’ net cash as of an assumed date of Closing of January 29, 2027 to be approximately $59.9 million.
Important Information Regarding the Cash Forecasts
The inclusion of the Cash Forecasts in this proxy statement/prospectus does not constitute an admission or representation by Werewolf, the Werewolf Board, Ambros, Piper Sandler or any other person that such information is material. Moreover, the inclusion of the Cash Forecasts in this proxy statement/prospectus should not be regarded as an indication that Werewolf, the Werewolf Board, Ambros, Piper Sandler or any other recipient of such information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and the Cash Forecasts should not be relied on as such.
The Cash Forecasts are unaudited and were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, U.S. GAAP or the published guidelines of the SEC regarding projections and the use of non-U.S. GAAP financial measures. Neither Ernst & Young LLP nor any other independent accountant has audited, compiled, reviewed, examined, performed any other assurance procedures, or expressed any form of assurance with respect to the Cash Forecasts included in this proxy statement/prospectus or their achievability. The reports of Ernst & Young LLP included in this proxy statement/prospectus relate to the historical audited financial statements of Werewolf and Ambros and do not extend to the unaudited prospective financial information and should not be read to do so.
The Cash Forecasts present projected cash balances that were not derived from U.S. GAAP financial statements. The Ambros Cash Forecast was prepared by Ambros’ management and provided to Werewolf in connection with the evaluation of the Merger. Werewolf and its management and advisors did not independently prepare, and Werewolf assumes no responsibility for, the Ambros Cash Forecast or the assumptions underlying it. Ambros is a privately held company, and the Ambros Cash Forecast reflects Ambros’ management’s judgments and assumptions regarding matters, including the timing and cost of Ambros’ development programs, as to which Werewolf and its stockholders have limited information. Werewolf stockholders should review (i) the information regarding Werewolf contained in the sections entitled “Information Regarding Werewolf,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Werewolf” and “Risk Factors—Risks Related to Werewolf” of this proxy statement/prospectus and (ii) the information regarding Ambros contained in the sections entitled “Information Regarding Ambros,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ambros” and “Risk Factors—Risks Related to Ambros” of this proxy statement/prospectus.
Although presented with numerical specificity, the Cash Forecasts are forward-looking statements and reflect various estimates and assumptions, including, among others, those described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” of this proxy statement/prospectus. Such risks and uncertainties could cause the Cash Forecasts, or the underlying estimates and assumptions, to be inaccurate and for actual results to differ materially from the Cash Forecasts. Accordingly, there can be no assurance that the projected results contemplated by the Cash Forecasts will be realized or that actual results will not differ materially from the results contemplated by the Cash Forecasts, and the Cash Forecasts cannot be considered a guarantee of future results and should not be relied upon as such.
Some or all of the assumptions that have been made in connection with the preparation of the Cash Forecasts may have changed since the date the Cash Forecasts were prepared. In particular, the actual net cash of each of Werewolf and Ambros as of the Closing, and therefore the Exchange Ratio, may differ materially from the estimates reflected in the Cash Forecasts, including as a result of the actual date of the Closing and the actual amount of transaction-related and other expenses incurred prior to the Closing. None of Werewolf, Ambros or any of their respective affiliates has made or makes any representation to any Werewolf stockholder, in the Merger Agreement or otherwise, regarding the Cash Forecasts or Werewolf’s or Ambros’ ultimate performance compared to the information contained in the Cash Forecasts.
Economic and business environments can and do change quickly, which adds an additional significant level of uncertainty as to whether the results contemplated by the Cash Forecasts will be achieved. The Cash Forecasts have not been updated or revised to reflect information or results after the date the Cash Forecasts were prepared or as of the date of this proxy statement/prospectus, including the impact of negotiating or executing the Merger Agreement, the effect on Werewolf or Ambros of any business or strategic decisions or actions that have been or will be taken as a result of the execution of the Merger Agreement or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the Merger.
Except as required by applicable law, none of Werewolf, Ambros, any of their respective affiliates or any other person intends to, and each of them disclaims any obligation to, update, revise or correct the Cash Forecasts to reflect circumstances existing or events occurring after the date when the Cash Forecasts were prepared or to reflect the existence of future circumstances or the occurrence of future events, even in the event that any or all of the assumptions underlying the Cash Forecasts are or become wrong or no longer appropriate. These considerations should be taken into account in reviewing the Cash Forecasts, which were prepared as of an earlier date.
For the foregoing reasons, and considering that the Special Meeting will be held several months after the Cash Forecasts were prepared, as well as the uncertainties inherent in any forecasting information, readers of this proxy statement/prospectus are cautioned not to place unwarranted reliance on the Cash Forecasts. The Cash Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Werewolf and Ambros included in this proxy statement/prospectus.
Interests of Werewolf’s Directors and Executive Officers in the Merger
Certain of Werewolf’s directors and executive officers have various interests in the Merger described in this section that are in addition to, or different from, the interests of Werewolf’s stockholders generally. You should keep this in mind when considering the recommendation of the Werewolf Board that Werewolf stockholders vote to approve the Proposals. The Werewolf Board was aware of and considered these interests (to the extent they existed at the time), among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and the Transactions and in recommending that Werewolf stockholders vote to approve the Proposals. These interests are described below.
Werewolf’s executive officers who have served at any time since January 1, 2025, are as follows:
•	Daniel J. Hicklin, Ph.D., President and Chief Executive Officer;
•	Michael Urban, Chief Financial Officer (principal financial and accounting officer);
•	Randi Isaacs, M.D., former Chief Medical Officer (through February 13, 2026);
•	Timothy Trost, former Chief Financial Officer (through February 13, 2026);
•	Chulani Karunatilake, Ph.D., former Chief Technology Officer (through February 13, 2026);
•	Ellen Lubman, former Chief Business Officer (through March 31, 2025); and
•	Steven Bloom, former Chief Business Officer (through May 15, 2026).
As an “emerging growth company” as defined in the JOBS Act, Werewolf is not required to conduct a vote seeking approval, on an advisory basis, of the compensation that will or may become payable by Werewolf to its named executive officers that is based on or otherwise relates to the Merger, and has elected to comply with the scaled disclosure requirements applicable to emerging growth companies and exclude such advisory vote from this proxy statement/prospectus.
Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used, as applicable:
•	the Effective Time occurred on September 15, 2026, which is the assumed date of the Effective Time solely for purposes of the disclosure in this section (the “Assumed Effective Time”);
•
the price per share of Werewolf Common Stock is $0.94, which is the average closing market price per share of Werewolf Common Stock on Nasdaq over the first five business days following the first public announcement of the Merger on August 21, 2026, rounded to the nearest cent (the “Assumed Price Per Share”); and

•
the employment of each of Werewolf’s current executive officers is terminated by Werewolf without “cause” or, as applicable, the executive officer resigns for “good reason” (each as defined in the applicable agreement), in each case, immediately following the Assumed Effective Time.

Treatment of Outstanding Werewolf Options
The following is an overview of the treatment of Werewolf Options applicable to Werewolf’s non-employee directors and executive officers (including former executive officers who served at any time since January 1, 2025). Upon the terms and subject to the conditions of the Merger Agreement, the Werewolf’s Non-Employee Director Compensation Policy (the “Werewolf Director Compensation Policy”) and applicable award agreements and, in the case of Werewolf’s executive officers, the Retention Agreements (as defined below) or, for certain former executive officers, their separation agreements, immediately prior to the Effective Time:
•
each outstanding, unexercised and unvested Werewolf Option (including each such Werewolf Option held by a director or executive officer of Werewolf), other than an Out of the Money Werewolf Option, will be accelerated in full pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time and contingent upon the Closing;

•
upon a change of control (as defined below), which the Merger will constitute, the vesting of the then-unvested time-based equity awards held by each of Dr. Hicklin and Mr. Urban (including any Out of the Money Werewolf Options) will be accelerated in full pursuant to their respective Retention Agreements effective as of the later of immediately prior to the closing of the change of control and the date of the executive officer’s termination of employment; and

•
all Werewolf Options, if any, that remain outstanding as of the Effective Time will remain outstanding in accordance with their existing terms (as modified, in the case of Werewolf’s current and former executive officers, as described below), with the number of shares subject to such Werewolf Options and the related exercise price equitably adjusted to reflect the Reverse Stock Split.

Under the Retention Agreements, contingent on each of Dr. Hicklin’s and Mr. Urban’s continued employment through the applicable Retention Date (as defined below) (or an earlier termination without cause) and satisfaction of the applicable release requirement, each of their vested Werewolf Options has been or will be amended such that they remain exercisable until the final exercise date set forth in the applicable option grant documents, rather than any shorter post-termination exercise period that would otherwise apply. The exercise period of the vested Werewolf Options held by each of Dr. Isaacs, Mr. Bloom, Dr. Karunatilake, Ms. Lubman and Mr. Trost was similarly extended in connection with his or her termination of employment and unrelated to the Merger. Vested Werewolf Options held by Werewolf’s non-employee directors will remain outstanding in accordance with their terms following the Effective Time.
The following tables set forth, for each of Werewolf’s non-employee directors and executive officers (including former executive officers who served at any time since January 1, 2025), the outstanding Werewolf Options as of the Assumed Effective Time and the estimated value of such Werewolf Options based on the Assumed Price Per Share. Depending on when the actual Effective Time occurs, certain of the Werewolf Options reported as unvested may vest prior to the actual Effective Time in accordance with their terms and independent of the occurrence of the Merger or may otherwise terminate in accordance with their terms. Share and per share amounts set forth in the tables do not give effect to the Reverse Stock Split.
Non-Employee Directors

Non-Employee Director	Shares Subject to Vested Werewolf Options (#)	Estimated Value of Vested Werewolf Options ($)(2)	Shares Subject to Unvested Werewolf Options (#)(1)	Estimated Value of Unvested Werewolf Options ($)(2)
Luke Evnin, Ph.D.	92,500	$0	0	$0
Michael B. Atkins, M.D.	64,814	$0	3,909	$0
Meeta Chatterjee, Ph.D.	88,633	$0	0	$0
Briggs W. Morrison, M.D.	123,547	$0	0	$0
Michael Sherman	92,500	$0	0	$0
Anil K. Singhal, Ph.D.	35,358	$0	27,000	$0

Executive Officers

Executive Officer	Shares Subject to Vested Werewolf Options (#)	Estimated Value of Vested Werewolf Options ($)(2)	Shares Subject to Unvested Werewolf Options (#)(1)	Estimated Value of Unvested Werewolf Options ($)(2)
Daniel J. Hicklin, Ph.D.	1,906,510	$0	701,013	$0
Michael Urban	96,159	$0	50,506	$0
Randi Isaacs, M.D.(3)	688,050	$0	0	$0
Steven Bloom(4)	50,430	$3,530	0	$0
Timothy Trost(3)	566,519	$0	0	$0
Chulani Karunatilake, Ph.D.(3)	640,866	$0	0	$0
Ellen Lubman(5)	371,456	$0	0	$0

(1)
All unvested Werewolf Options held by Werewolf’s non-employee directors and executive officers (other than any Out of the Money Werewolf Options) will vest in full effective as of immediately prior to the Effective Time, contingent upon the Closing. Any Out of the Money Werewolf Options held by Dr. Hicklin or Mr. Urban will vest in full effective as of the later of immediately prior to the Closing and the date of his termination of employment.

(2)
Calculated for each vested or unvested Werewolf Option, as applicable, as (x) the Assumed Price Per Share less the per share exercise price, multiplied by (y) the number of shares subject to such Werewolf Option. Werewolf Options with a per share exercise price equal to or greater than the Assumed Price Per Share have been assigned no value.

(3)	The employment of Dr. Isaacs, Mr. Trost and Dr. Karunatilake terminated effective February 13, 2026 and each ceased being an executive officer of Werewolf at that time.
(4)
Mr. Bloom’s employment with Werewolf terminated effective May 15, 2026 and he ceased being an executive officer of Werewolf at that time. See the subsection entitled “—Change in Control and Termination Benefits for Executive Officers—Retention Agreements and Severance” below for a description of his retention bonus and extended exercise period of his Werewolf Options.

(5)	Ms. Lubman’s employment with Werewolf terminated effective March 31, 2025 and she ceased being an executive officer of Werewolf at that time.
Werewolf ESPP
Pursuant to the Merger Agreement, no new offering or purchase periods will commence under the Werewolf ESPP after the offering period underway as of the date of the Merger Agreement, no payroll deductions or other contributions will be made or effected after the offering period underway as of the date of the Merger Agreement, each outstanding purchase right will be fully exercised no later than five business days prior to the Effective Time (or accumulated contributions will be returned to participants), and the Werewolf ESPP will terminate effective upon the Effective Time. The final offering period under the Werewolf ESPP ended in accordance with its terms May 31, 2026.
Change in Control and Termination Benefits for Executive Officers
Retention Agreements and Severance
Werewolf entered into retention agreements with each of Dr. Hicklin (on February 17, 2026, as amended on August 25, 2026), Mr. Urban (on February 23, 2026) and Mr. Bloom (on February 19, 2026) (the “Retention Agreements”). Under his Retention Agreement, in exchange for waiving his eligibility for severance benefits under his employment agreement with Werewolf or Werewolf’s Severance Benefits Plan (as in effect prior to its termination) (the “Severance Plan”), as applicable, each of Dr. Hicklin, Mr. Urban and Mr. Bloom agreed to continue to work for Werewolf through May 15, 2026, in the case of Mr. Bloom, December 31, 2026, in the case of Dr. Hicklin, and November 15, 2026, in the case of Mr. Urban (each such date, as applicable, the “Retention Date”). Subject to a general release of claims (the “Release Requirement”), each of Dr. Hicklin, Mr. Urban and Mr. Bloom became eligible to receive (i) a retention bonus of $316,284, in the case of Dr. Hicklin, $81,315, in the case of Mr. Urban, and $150,000, in the case of Mr. Bloom, paid in advance and earned on the applicable Retention Date, subject to continued employment in good standing (with 100% repayment upon a voluntary resignation or a termination for cause, and no repayment required upon a termination without cause or due to death or disability), and (ii) an additional bonus of $316,284, in the case of Dr. Hicklin, $203,288, in the case of Mr. Urban, and $150,000, in the case of Mr. Bloom, paid in installments over the applicable retention period, with any unpaid portion payable in a lump sum upon a termination without cause. Each Retention Date has occurred or is expected to occur prior to the Effective Time, and these retention and additional bonuses have been or are expected to be paid in full prior to, and without regard to, the Merger. In addition, pursuant to the August 25, 2026 amendment to Dr. Hicklin’s Retention Agreement, and subject to a general release of claims, Dr. Hicklin became eligible to receive (i) an additional bonus of $118,606 (the “Extended Uplift Bonus”), payable in equal installments over the period from the date the release is signed through the end of the retention period, subject to his continued employment through each applicable payment date, with any unpaid portion payable in a lump sum if Werewolf terminates his employment without cause before the end of the retention period (and forfeited if he resigns or is terminated for cause before the Retention Date), and (ii) a one-time additional retention bonus of $174,000 (the “Additional Retention Bonus”), paid as an advance in the first regular payroll following execution of the amendment and the release and earned on the Retention Date, subject to his continued employment in good standing through the Retention Date, with 100% repayment required if he resigns or is terminated for cause before the Retention Date and no repayment required upon a termination without cause or due to death or disability. The Extended Uplift Bonus and the Additional Retention Bonus are expected to be paid in full prior to the Effective Time.
Subject to satisfaction of the Release Requirement and continued employment through the applicable Retention Date (or an earlier termination without cause), the vested Werewolf Options held by each of Dr. Hicklin, Mr. Urban and Mr. Bloom have been or will be amended so that they remain exercisable until the final exercise date set forth in the applicable option grant documents. Mr. Bloom satisfied the Release Requirement in connection with his separation from employment.
Upon a qualifying termination of employment—generally, a termination by Werewolf without cause or a resignation for good reason, in either case on or within 12 months following (or, in the case of Dr. Hicklin, within three months prior to or on or within 12 months following) a “change of control” (as defined in Dr. Hicklin’s employment agreement or the Severance Plan (as in effect prior to its termination), as applicable), provided that the change of control results in, or Werewolf is otherwise able to, satisfy all of its liabilities (as determined by the Werewolf Board) (a “Qualifying Termination”), Dr. Hicklin and Mr. Urban are entitled to receive the following under their respective Retention Agreements: (i) a bonus amount equal to his respective 2026 target annual bonus; (ii) payment of Werewolf’s contributions toward continued health coverage (under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”)) for up to six months, in the case of Dr. Hicklin, and three months, in the case of Mr. Urban, and (iii) solely in the case of Dr. Hicklin, a payment equal to six months of base salary. In addition, upon a change of control, the vesting of each executive officer’s then-unvested time-based equity awards will be accelerated in full, effective as of the later of immediately prior to the closing of the change of control and the date of the executive officer’s termination of employment.
Dr. Hicklin and Mr. Urban also remain eligible, at the end of the applicable retention period (or upon an earlier termination other than a Qualifying Termination and other than by Werewolf for cause), for a payment equal to Werewolf’s COBRA contributions for 12 months for Dr. Hicklin or three months for Mr. Urban, without regard to the Merger. The Merger will constitute a change of control for purposes of the Retention Agreements. If each of Dr. Hicklin and Mr. Urban were to incur a Qualifying Termination as of the Assumed Effective Time, the aggregate amount of the cash severance, bonus and COBRA payments payable to them under the Retention Agreements, as well as payout of accrued but unused paid time off estimated as of the Assumed Effective Time, would be approximately $703,107.18 for Dr. Hicklin and $115,969.92 for Mr. Urban.
Indemnification and Insurance
For a discussion of the indemnification and insurance provisions related to Werewolf’s executive officers and directors under the Merger Agreement, please see the section entitled “The Merger Agreement—Indemnification of Directors and Officers” of this proxy statement/prospectus.
Interests of Ambros’ Directors and Executive Officers in the Merger
In considering the recommendation of the Ambros Board with respect to approving the Merger, stockholders should be aware that Ambros’ directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Ambros’ stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.
The Ambros Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Ambros stockholders approve the Merger.
Ownership Interests
As of [   ], 2026, the directors and executive officers of Ambros as a group beneficially owned in the aggregate approximately [  ]% of the outstanding shares of Ambros Common Stock, on an as-converted basis. In addition, each of Ambros’ directors and executive officers or their respective affiliates who beneficially own any shares of

Ambros Capital Stock also entered into an Ambros Support Agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section entitled “Agreements Related to the Merger—Support Agreements” of this proxy statement/prospectus.
Treatment of Ambros Options and Ambros Restricted Stock
Under the terms of the Merger Agreement, at the Effective Time, each Ambros Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will automatically be assumed and converted into an option to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Ambros 2024 Plan and option agreement applicable to such Ambros Option immediately prior to the Effective Time, the number of shares of Werewolf Common Stock determined by multiplying the number of shares of Ambros Common Stock subject to such Ambros Option immediately prior to the Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Ambros Option immediately prior to the Effective Time by the Exchange Ratio. As of the Effective Time, Werewolf will assume the Ambros 2024 Plan and all such Ambros Options in accordance with the terms of the Ambros 2024 Plan and the terms of the stock option agreement by which such Ambros Option is evidenced. See the section entitled “The Merger Agreement—Treatment of Ambros Options and Ambros Restricted Stock.”
Under the terms of the Merger Agreement, if any Ambros Common Stock underlying any restricted stock award agreement or other similar agreement with Ambros outstanding immediately prior to the Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture (“Ambros Restricted Stock”), then the shares of Werewolf Common Stock issued in exchange for such Ambros Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions, and such shares of Werewolf Common Stock shall accordingly be marked with appropriate legends. From and after the Closing, the combined company shall be entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement without any further action by Werewolf, Merger Sub or any holder of Ambros Capital Stock. See the section entitled “The Merger Agreement—Merger Consideration—Issuance of Merger Shares.”
As of [  ], 2026, (i) Mr. Hagan, Ambros’ Chief Executive Officer, held Ambros Options to purchase [2,250,000] shares of Ambros Common Stock, (ii) Ms. Calsada, Ambros’ Chief Financial Officer, held Ambros Options to purchase [450,000] shares of Ambros Common Stock, (iii) Dr. Cawkwell, Ambros’ Chief Medical Officer, held Ambros Options to purchase [250,000] shares of Ambros Common Stock and [   ] shares of Ambros Restricted Stock, (iv) Mr. Aker, Ambros’ General Counsel, held Ambros Options to purchase [400,000] shares of Ambros Common Stock, (v) Mr. Katkin, Chairperson of the Ambros Board, held Ambros Options to purchase [450,000] shares of Ambros Common Stock and [   ] shares of Ambros Restricted Stock, (vi) Mr. Jacobs, a member of the Ambros Board, held Ambros Options to purchase [50,000] shares of Ambros Common Stock, and (vii) Mr. Robertson, a member of the Ambros Board, held Ambros Options to purchase [50,000] shares of Ambros Common Stock. All of these Ambros Options will be assumed by Werewolf and converted into options to purchase Werewolf Common Stock in accordance with the Merger Agreement. See the sections entitled “Executive Compensation of Ambros—Equity-Based Incentive Awards” and “Director Compensation of Ambros” of this proxy statement/prospectus.
Certain Executive Agreements
Ambros has an employment agreement or offer letter agreement with each of Mr. Hagan, Dr. Cawkwell, and Mr. Katkin. Each of those arrangements provides for certain severance and other compensation and benefits, all as more fully described in the sections entitled “Executive Compensation of Ambros” and “Director Compensation of Ambros.” Ambros has also entered into employment agreements with each of Ms. Calsada and Mr. Aker, as described here.
Effective as of April 20, 2026, Ambros entered into an employment agreement with Ms. Calsada in connection with her services as Ambros’ Chief Financial Officer (the “Calsada Agreement”). Under the Calsada Agreement, Ms. Calsada’s initial annual base salary is $445,000, which annual base salary may be reviewed and adjusted by Ambros from time to time. The Calsada Agreement also provides that Ms. Calsada is eligible to receive a discretionary annual cash bonus with a target amount of 40% of her then-current base salary, based upon the actual achievement of certain corporate and/or individual performance goals that are determined in the sole discretion of the Ambros Board or a committee thereof and subject to Ms. Calsada’s continuous performance of services to Ambros through the applicable bonus payment date. In connection with the Calsada Agreement, on April 23, 2026, Ms. Calsada was granted a stock option to purchase 450,000 shares of Ambros Common Stock, 25% of which will vest on the first anniversary of April 23, 2026, with the remaining 75% vesting ratably on a monthly basis thereafter.

Effective as of August 3, 2026, Ambros entered into an employment agreement with Mr. Aker in connection with his services as Ambros’ General Counsel (the “Aker Agreement”). Under the Aker Agreement, Mr. Aker’s initial annual base salary is $435,000, which annual base salary may be reviewed and adjusted by Ambros from time to time. The Aker Agreement also provides that Mr. Aker is eligible to receive a discretionary annual cash bonus with a target amount of 40% of his then-current base salary, based upon the actual achievement of certain corporate and/or individual performance goals that are determined in the sole discretion of the Ambros Board or a committee thereof and subject to Mr. Aker’s continuous performance of services to Ambros through the applicable bonus payment date. In connection with the Aker Agreement, on August 3, 2026, Mr. Aker was granted a stock option to purchase 400,000 shares of Ambros Common Stock, 25% of which will vest on the first anniversary of August 3, 2026, with the remaining 75% vesting ratably on a monthly basis thereafter. Mr. Aker previously served as a consultant to Ambros pursuant to a consulting agreement dated May 4, 2026.
For each of Ms. Calsada and Mr. Aker, pursuant to the terms of the Calsada Agreement and the Aker Agreement, as applicable, upon a termination without “cause” or resignation for “good reason” (each as defined in the executive’s employment agreement), subject to the executive’s execution of a general release of claims, Ambros will provide the following severance benefits: (a) a lump sum cash payment equal to the sum of (i) nine months of the executive’s base salary in effect on the termination date plus (ii) 75% of the executive’s target bonus for the year in which the executive’s termination occurs, (b) upon timely election of continued coverage under COBRA, Ambros’ reimbursement of the cost of COBRA premiums for up to 12 months following termination of the executive’s employment, and (c) nine months of accelerated vesting of all outstanding equity awards that are subject to time-based vesting, measured from the date of termination. For each of Ms. Calsada and Mr. Aker, pursuant to the terms of the Calsada Agreement and the Aker Agreement, as applicable, if such termination or resignation occurs within three months preceding or 12 months immediately following a change in control (as defined in the Ambros 2024 Plan), then, subject to the executive’s execution of a general release of claims, Ambros will instead provide the following severance benefits: (a) a lump sum cash payment equal to the sum of (i) 12 months of the executive’s base salary in effect on the termination date plus (ii) 100% of the executive’s target bonus for the year in which the executive’s termination occurs, (b) upon timely election of continued coverage under COBRA, Ambros’ reimbursement of the cost of COBRA premiums for up to 18 months following termination of the executive’s employment, and (c) 100% accelerated vesting of all outstanding equity awards that are subject to time-based or performance-based vesting.
Management Following the Merger
As described in the section entitled “Management Following the Merger” of this proxy statement/prospectus, Ambros’ executive officers and directors are currently expected to become the executive officers and directors of the combined company.
Indemnification and Insurance
For a discussion of the indemnification and insurance provisions related to Ambros’ executive officers and directors under the Merger Agreement, please see the sections entitled “The Merger Agreement—Indemnification of Directors and Officers” and “Certain Relationships and Related Party Transactions of Ambros—Limitations on Liability and Indemnification Agreements” of this proxy statement/prospectus.
Form of the Merger
Subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into Ambros, the separate corporate existence of Merger Sub will cease and Ambros will continue as the surviving corporation in the Merger and as a wholly owned subsidiary of Werewolf. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware and the acceptance of such certificate of merger by the Secretary of State of the State of Delaware, or at such later time as Werewolf and Ambros may agree and specify in the certificate of merger.
Merger Consideration and Adjustment
Immediately prior to the Effective Time, all issued and outstanding shares of Ambros Preferred Stock will be converted into shares of Ambros Common Stock in accordance with the terms of Ambros’ organizational documents. At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Ambros

Common Stock outstanding immediately prior to the Effective Time, other than shares held by Ambros stockholders who have properly exercised and perfected appraisal rights with respect to such shares in accordance with the DGCL, will be automatically converted into the right to receive a number of shares of Werewolf Common Stock equal to the Exchange Ratio.
If a holder of Ambros Capital Stock provides written notice to Werewolf and Ambros at least ten business days prior to the Closing, demonstrating that the aggregate number of shares of Werewolf Common Stock to be issued to such holder at the Closing, including shares of Werewolf Common Stock to be issued to such holder in the Concurrent PIPE Financing, would cause such holder and its affiliates to beneficially own, as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder, more than 9.99% of the Werewolf Common Stock outstanding immediately after giving effect to the Merger and the Concurrent PIPE Financing, and elects in such notice to receive Merger Pre-Funded Warrants in lieu of the shares of Werewolf Common Stock that would otherwise be issued to such holder in excess of the Beneficial Ownership Limitation, Werewolf will issue to such holder shares of Werewolf Common Stock up to the Beneficial Ownership Limitation and Merger Pre-Funded Warrants in lieu of the shares of Werewolf Common Stock that would otherwise be issued to such holder in excess of the Beneficial Ownership Limitation. A holder that does not make such an election will receive its entire entitlement in the form of Werewolf Common Stock, and a holder whose ownership will not exceed the Beneficial Ownership Limitation may not elect to receive Merger Pre-Funded Warrants.
No fractional shares of Werewolf Common Stock, or Merger Pre-Funded Warrants in lieu thereof representing fractional shares of Werewolf Common Stock, will be issued in connection with the Merger. For purposes of determining the number of shares of Werewolf Common Stock (or Merger Pre-Funded Warrants in lieu thereof) issuable to a holder of Ambros Common Stock, all shares of Ambros Common Stock held by such holder immediately prior to the Effective Time will be aggregated, and the aggregate number of shares of Werewolf Common Stock issuable to such holder will be rounded up to the nearest whole share. No cash will be paid in lieu of any fractional share of Werewolf Common Stock that is rounded up.
If, between the date of the Merger Agreement and the Effective Time, the outstanding shares of Ambros Common Stock or Werewolf Common Stock are changed into or exchanged for a different number or class of shares as a result of a stock dividend, subdivision, reclassification, recapitalization, stock split (including the Reverse Stock Split, to the extent not previously reflected in the calculation of the Exchange Ratio), combination, exchange of shares or similar event, the number of shares otherwise issuable in the Merger and the number of shares attributable to the Concurrent PIPE Financing will be equitably adjusted to the extent necessary to provide the holders of Ambros Common Stock with the same economic effect contemplated by the Merger Agreement prior to such event.
Procedures for Exchanging Stock Certificates
On or prior to the Closing, Werewolf and Ambros will jointly select a reputable bank, transfer agent or trust company to act as exchange agent in connection with the Merger (the “Exchange Agent”). At the Effective Time, Werewolf will deposit with the Exchange Agent, for the benefit of the holders of Ambros Common Stock, evidence of book-entry shares representing the shares of Werewolf Common Stock issuable pursuant to the Merger Agreement, together with certificates representing a sufficient number of shares of Werewolf Common Stock to satisfy any valid elections by holders of certificated Ambros Common Stock to receive certificated shares of Werewolf Common Stock.
Promptly after the Effective Time, Werewolf and Ambros will cause the Exchange Agent to mail to each person who was a record holder of Ambros Common Stock that was converted into the right to receive shares of Werewolf Common Stock or, if applicable, Merger Pre-Funded Warrants in lieu thereof, (i) a letter of transmittal and (ii) instructions for effecting the surrender of such holder’s Ambros Common Stock, including any certificate that immediately prior to the Effective Time represented outstanding shares of Ambros Common Stock. The letter of transmittal will permit a holder of certificated Ambros Common Stock to elect to receive the shares of Werewolf Common Stock, or Merger Pre-Funded Warrants in lieu thereof, to which such holder is entitled in certificated form rather than book-entry form.
Upon delivery of a duly executed letter of transmittal and, in the case of a holder of an Ambros stock certificate, surrender of such certificate (or an affidavit of loss in lieu thereof), together with such other documents as may reasonably be required by the Exchange Agent or Werewolf, the holder will be entitled to receive the number of whole shares of Werewolf Common Stock, or Merger Pre-Funded Warrants in lieu thereof, to which such holder is entitled under the Merger Agreement. If a holder of certificated Ambros Common Stock has validly elected to receive certificated shares of Werewolf Common Stock, such holder will instead receive one or more certificates representing the applicable number of whole shares of Werewolf Common Stock. Until surrendered in accordance with these procedures, each certificate that formerly represented Ambros Common Stock will represent only the right to receive the applicable shares of Werewolf Common Stock or Merger Pre-Funded Warrants in lieu thereof.
HOLDERS OF AMBROS COMMON STOCK SHOULD NOT SEND IN THEIR AMBROS STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF AMBROS STOCK CERTIFICATES.
Regulatory Approvals
In connection with the Transactions, Werewolf must comply with applicable federal and state securities laws and applicable Nasdaq rules, including with respect to the issuance of shares of Werewolf Common Stock and Merger Pre-Funded Warrants to Ambros stockholders and the filing with the SEC of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. Under the Merger Agreement, Werewolf and Ambros have also agreed to use commercially reasonable efforts to consummate the Transactions, including making any required filings or submissions, providing any required notices and using commercially reasonable efforts to obtain any required consents and satisfy the conditions to the consummation of the Transactions. Werewolf and Ambros do not intend to seek any regulatory approval from antitrust authorities to consummate the Transactions.
Nasdaq Stock Market Listing
Shares of Werewolf Common Stock are currently listed on Nasdaq under the symbol “HOWL.” Under the Merger Agreement, Werewolf has agreed to maintain the listing of Werewolf Common Stock on Nasdaq through the Effective Time. The parties have also agreed to prepare, and Ambros has agreed to file with Nasdaq, the Nasdaq Listing Application covering the shares of Werewolf Common Stock to be issued in the Merger and the Concurrent PIPE Financing and the shares of Werewolf Common Stock issuable upon exercise of the Werewolf Pre-Funded Warrants, and to cause such shares to be authorized for listing on Nasdaq prior to the Effective Time, subject to official notice of issuance. Ambros filed the Nasdaq Listing Application with Nasdaq on October 14, 2026.
The obligations of Werewolf and Ambros to complete the Merger are subject to, among other conditions, (i) the existing shares of Werewolf Common Stock having been continuously listed on Nasdaq from the date of the Merger Agreement through the Closing and (ii) the shares of Werewolf Common Stock to be issued in the Merger and the Concurrent PIPE Financing, together with the shares of Werewolf Common Stock issuable upon exercise of the Werewolf Pre-Funded Warrants, having been approved for listing on Nasdaq, subject to official notice of issuance.
If the Nasdaq Listing Application is approved, Werewolf anticipates that the common stock of the combined company will be listed on Nasdaq following the Closing under the trading symbol “AMBX.” In order for the Nasdaq Listing Application to be approved, among other requirements, the combined company must maintain a minimum bid price of $4.00 or higher for a certain period of time following the proposed Reverse Stock Split. There can be no assurance that the applicable Nasdaq listing conditions will be met or that the Nasdaq Listing Application will be approved. If the applicable Nasdaq listing conditions are not satisfied, the Merger will not be consummated unless such conditions are waived.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Werewolf or Ambros. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement. Capitalized terms used but not otherwise defined in this section or elsewhere in this proxy statement/prospectus have the meanings ascribed to them in the Merger Agreement.
The Merger Agreement contains representations and warranties that Werewolf (on behalf of itself and Merger Sub), on the one hand, and Ambros, on the other hand, have made to one another. These representations and warranties have been made for the benefit of the parties to the Merger Agreement and are not intended to be treated as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. Although Werewolf and Ambros do not believe that the disclosure schedules contain information required to be publicly disclosed under applicable securities laws, other than information that has already been so disclosed or information that Werewolf provides, on a supplemental basis to the SEC on request, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Werewolf or Ambros, because they were made as of specific dates, may be intended merely as a risk allocation mechanism among the parties and are modified by the disclosure schedules.
The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Effective Time, but their accuracy forms the basis of certain conditions to the obligations of the parties to complete the Merger.
Structure
Upon the terms and subject to the conditions of the Merger Agreement, and subject to the applicable provisions of Delaware law, at the Closing, Werewolf and Ambros will cause Merger Sub, a direct, wholly owned subsidiary of Werewolf, to merge with and into Ambros, at which time the separate existence of Merger Sub will cease and Ambros will survive the Merger as a wholly owned subsidiary of Werewolf. At or immediately prior to the Effective Time (i) the surviving corporation will file an amendment to its certificate of incorporation to, among other things, change the name of the surviving corporation to “Ambros Merger Sub” or such other name mutually agreed by Werewolf and Ambros, and (ii) Werewolf will file an amendment to its certificate of incorporation to, among other things, change the name of Werewolf to “Ambros Therapeutics, Inc.,” effect the Reverse Stock Split, if the Authorized Share Increase Proposal is approved, effect the increase in the number of authorized shares of Werewolf Common Stock contemplated by the Authorized Share Increase Amendment, and make such other changes as are mutually agreed upon by Werewolf and Ambros.
Completion and Effectiveness of the Merger
The Closing will take place remotely no later than the second business day after all of the conditions precedent set forth in the Merger Agreement have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (so long as such conditions are actually so satisfied)) or at such other time, date and place as the parties may mutually agree in writing. The Merger will become effective upon the filing and acceptance by the Secretary of State of the State of Delaware of the certificate of merger or at such later time as may be specified therein with the consent of Werewolf and Ambros. Neither Werewolf nor Ambros can predict the exact timing of the completion of the Merger because the completion is subject to the satisfaction or waiver of various conditions.
Merger Consideration
Pre-Merger Ambros Preferred Stock Conversion
Immediately prior to the Effective Time, all issued and outstanding shares of Ambros Preferred Stock, including all issued and outstanding shares of Ambros Series A-1 Preferred Stock (“Ambros Series A-1 Preferred Stock”) and Ambros Series A-2 Preferred Stock (“Ambros Series A-2 Preferred Stock”), will be converted into Ambros Common Stock in accordance with the organizational documents of Ambros (the “Ambros Preferred Stock Conversion”).

Issuance of Merger Shares
At the Effective Time, each share of Ambros Common Stock issued and outstanding immediately prior to the Effective Time (and after giving effect to the Ambros Preferred Stock Conversion), other than shares of Ambros Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have properly exercised and perfected appraisal rights for such shares of Ambros Common Stock in accordance with Delaware law, will be automatically converted into the right to receive a number of shares of Werewolf Common Stock calculated on the basis of the Exchange Ratio (as described in the section entitled “The Merger Agreement—Merger Consideration—Exchange Ratio”). Any share of Werewolf Common Stock issued in exchange for a share of Ambros Restricted Stock that is outstanding immediately prior to the Effective Time will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions, and such Werewolf Common Stock will be marked with appropriate legends. From and after the Closing, the combined company will be entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement without any further action by Werewolf, Merger Sub or any holder of Ambros Capital Stock.
Notwithstanding the foregoing, if a holder of Ambros Capital Stock would beneficially own, together with its affiliates, more than 9.99% of the Werewolf Common Stock issued and outstanding immediately after giving effect to the Merger and the Concurrent PIPE Financing, such holder may elect, in accordance with the procedures set forth in the Merger Agreement, to receive Merger Pre-Funded Warrants that would otherwise cause such holder’s beneficial ownership to exceed 9.99% (such excess shares, the “Remaining Entitlement”). In such case, Werewolf will issue to such holder shares of Werewolf Common Stock up to the 9.99% beneficial ownership limitation and Merger Pre-Funded Warrants to purchase a number of shares of Werewolf Common Stock upon exercise of such Merger Pre-Funded Warrants equal to the Remaining Entitlement. If a holder does not make such election, it will receive its merger consideration in the form of Werewolf Common Stock. A holder whose beneficial ownership of Werewolf Common Stock upon the Closing would be below the 9.99% beneficial ownership limitation will not be entitled to elect to receive Merger Pre-Funded Warrants.
Allocation Certificate
In accordance with the Merger Agreement, Ambros will prepare in good faith and deliver to Werewolf at least two business days prior to the Closing a certificate (the “Allocation Certificate”) setting forth, as of immediately prior to the Effective Time: (a) each holder of Ambros Capital Stock, (b) such holder’s name and address, (c) the number and type of Ambros Capital Stock held as of the date of Closing for each such holder, and (d) the number of shares of Werewolf Common Stock, or Merger Pre-Funded Warrants in lieu thereof, to be issued to such holder pursuant to the terms of the Merger Agreement in respect of the Ambros Capital Stock held by such holder as of immediately prior to the Effective Time.
Exchange Ratio
The formula to calculate the number of shares of Werewolf Common Stock (or Merger Pre-Funded Warrants in lieu thereof) issuable to the existing Ambros stockholders identified in the Allocation Certificate is equal to the quotient (rounded to four decimal places) obtained by dividing (a) the number of Ambros Merger Shares by (b) the number of Ambros Outstanding Shares, in which:
•	“Aggregate Valuation” means the sum of (i) the Ambros Equity Value, plus (ii) the Werewolf Valuation, plus (iii) the Concurrent PIPE Financing Proceeds;
•	“Ambros Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Ambros Equity Value by (ii) the Aggregate Valuation;
•	“Ambros Equity Value” means $500.0 million;
•	“Ambros Merger Shares” means the product determined by multiplying (i) the Post-Closing Werewolf Shares by (ii) the Ambros Allocation Percentage;
•
“Ambros Outstanding Shares” means the total number of shares of Ambros Common Stock outstanding immediately prior to the Effective Time, after giving effect to the Ambros Preferred Stock Conversion and the conversion of any outstanding convertible notes of Ambros, expressed on a fully diluted and as-converted to Ambros Common Stock basis using the treasury method and assuming, without limitation or duplication, the issuance of all shares of Ambros Common Stock that would be issued assuming the acceleration, exercise and conversion of all Ambros Options outstanding as of immediately prior to the Effective Time;

•	“Concurrent PIPE Financing Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Concurrent PIPE Financing Proceeds by (ii) the Aggregate Valuation;
•	“Concurrent PIPE Financing Merger Shares” means the product determined by multiplying (i) the Post-Closing Werewolf Shares by (ii) the Concurrent PIPE Financing Allocation Percentage;
•	“Concurrent PIPE Financing Proceeds” means the gross proceeds resulting from the Concurrent PIPE Financing;
•	“Final Werewolf Net Cash” has the meaning set forth in the section entitled “The Merger Agreement—Merger Consideration—Werewolf Net Cash”;
•
“Post-Closing Werewolf Shares” means the total number of shares of Werewolf Common Stock outstanding immediately after the Effective Time, expressed on a fully diluted basis, subject to certain assumptions, including the Ambros Merger Shares, the Concurrent PIPE Financing Merger Shares and the shares of Werewolf Common Stock issuable upon exercise of the Werewolf Pre-Funded Warrants;

•	“Werewolf Equity Value” means $47.5 million;
•	“Werewolf Target Net Cash” means $30.0 million; and
•
“Werewolf Valuation” means the Werewolf Equity Value, subject to adjustment on a dollar-for-dollar basis in the event that the Final Werewolf Net Cash is above or below the Werewolf Target Net Cash; provided that unless Werewolf has materially breached its representations, warranties, covenants and agreements under the Merger Agreement, the Werewolf Valuation will not be less than $5.5 million.

Because the Exchange Ratio relies on values that are not determinable until immediately prior to the Effective Time and is subject to adjustment upon determination of Final Werewolf Net Cash, the Exchange Ratio will not be determined until the Closing.
Werewolf Net Cash
Pursuant to the Merger Agreement, “Werewolf Net Cash” means, as of the Closing and without duplication, Werewolf’s cash and cash equivalents, determined in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Werewolf balance sheet:
minus
•
any accrued and unpaid taxes of Werewolf or its affiliates for taxable periods or portions thereof ending on or before the Closing, including any taxes arising from or payable in connection with any sale, license, transfer or other disposition of solely any or all of Werewolf’s legacy pipeline assets (a “Permitted Werewolf Asset Disposition”) consummated prior to the Closing, which taxes will be computed without taking into account any NOL carryforwards or similar tax attributes if Werewolf has not delivered the Section 382 Study (as defined in the Merger Agreement) in accordance with the Merger Agreement;

minus
•
total short- and long-term liabilities of Werewolf, whether absolute, contingent or otherwise, in each case recorded on the Werewolf balance sheet, including unpaid transaction expenses of Werewolf, post-Closing fees related to the Rights Agent and Legacy Asset Consultant, CVR Fees (as defined in the Merger Agreement) accrued and unpaid as of the Closing, accounts payable and accrued expenses, the cost of a D&O insurance tail policy, lease termination costs, notice payments, penalties or other payments required to terminate existing agreements to which Werewolf is a party, Wind-Down Estimated Expenses (as defined in the Merger Agreement) and net financial obligations associated with lease payments that require a current or future cash payment to settle;

minus
•	any change in control payments and severance payable to Werewolf employees in connection with, or at the time of, the Closing, including associated payroll taxes;

minus
•	50% of financial printer and EDGARization expenses associated with SEC filings relating to the transactions contemplated by the Merger Agreement and 50% of SEC filing and registration fees; and
plus
•	100% of all Nasdaq fees associated with the Nasdaq Listing Application, to the extent paid by Werewolf.
For the avoidance of doubt, (1) cash and cash equivalents received in the Concurrent PIPE Financing and any fees, commissions, discounts, expenses or other costs incurred in connection with the Concurrent PIPE Financing will be excluded from the calculation of Werewolf Net Cash, (2) to the extent Werewolf has agreed that any amounts otherwise included as deductions in the calculation of Werewolf Net Cash will be borne by a third party, such amounts will not be deducted from the calculation of Werewolf Net Cash and (3) CVR Fees will be deducted only once in the calculation of Werewolf Net Cash and will not also be deducted from any amounts payable under the CVR Agreement.
In addition, if a Permitted Werewolf Asset Disposition is consummated prior to the Closing, any deduction, reserve, holdback, offset or other adjustment that otherwise would have been made against, or funded out of, the consideration payable in connection with such disposition will, to the extent not otherwise paid or funded prior to the Closing, instead be deducted from Werewolf’s cash and cash equivalents in the calculation of Werewolf Net Cash.
Not less than fifteen business days prior to the anticipated Closing as mutually agreed in good faith by Werewolf and Ambros (the “anticipated closing date”), Werewolf will deliver to Ambros a certificate that includes (a) a schedule setting forth, in reasonable detail, Werewolf’s good faith estimated calculation of Werewolf Net Cash, including a good faith estimate of the CVR Fees, as of the close of business on the anticipated closing date, prepared and signed by Werewolf’s chief financial officer (or, if there is no chief financial officer at such time, Werewolf’s principal financial and accounting officer), and (b) the Section 382 Study (as defined in the Merger Agreement). Werewolf will make available to Ambros, as reasonably requested, the work papers and back-up materials used or useful in preparing the Werewolf Net Cash schedule.
Within ten business days following delivery of the Werewolf Net Cash schedule, Ambros shall have the right to dispute any part of the Werewolf Net Cash calculation by delivering a written dispute notice to Werewolf identifying in reasonable detail the nature and amounts of any proposed revisions. If Ambros notifies Werewolf that it has no objections to the calculation or fails to timely deliver a dispute notice, the calculation set forth in the Werewolf Net Cash schedule will constitute the “Final Werewolf Net Cash.” If Ambros timely delivers a dispute notice, representatives of Werewolf and Ambros will promptly, and in no event later than one calendar day after delivery of the dispute notice, meet and attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Werewolf Net Cash. If the parties are unable to negotiate an agreed-upon determination of Werewolf Net Cash within three calendar days after delivery of the dispute notice (or such other period as they may mutually agree), any remaining disagreements will be referred to an independent auditor of recognized national standing jointly selected by Werewolf and Ambros, which will act as an expert and not as an arbitrator and will resolve only those matters that remain in dispute. The determination of Werewolf Net Cash made by such accounting firm will be final and binding on Werewolf and Ambros, and the parties will delay the Closing until the resolution of the matters submitted to such accounting firm. Either Werewolf or Ambros may require a redetermination of Final Werewolf Net Cash if the Closing is more than five calendar days after the anticipated closing date or if a Permitted Werewolf Asset Disposition is consummated.
Werewolf’s net cash balance is subject to numerous factors, some of which are outside of Werewolf’s control. The actual amount of Werewolf Net Cash will depend significantly on the timing of the Closing. In addition, the Closing could be delayed if Werewolf and Ambros are not able to agree upon the amount of Werewolf Net Cash as of the anticipated closing date.
No Fractional Shares
No fractional shares of Werewolf Common Stock or Merger Pre-Funded Warrants will be issued in connection with the Merger, and no certificates, book-entry credits, scrip or warrants representing any such fractional shares will be issued. For purposes of determining the number of shares of Werewolf Common Stock or Merger Pre-Funded Warrants issuable to any holder of Ambros Common Stock, all shares of Ambros Common Stock held by such holder immediately prior to the Effective Time will first be aggregated, and the aggregate number of shares of Werewolf Common Stock issuable to such holder will be rounded up to the nearest whole share. No cash will be paid in lieu of any fractional share of Werewolf Common Stock eliminated by such rounding.

Anticipated Post-Merger Werewolf Share Capitalization
Upon completion of the Merger, and on a pro forma basis, pre-merger equityholders of Werewolf, other than those participating in the Concurrent PIPE Financing, are expected to own approximately [6.4]% of Werewolf, pre-merger Ambros stockholders are expected to own approximately [72.0]% of Werewolf and investors participating in the Concurrent PIPE Financing are expected to own approximately [21.6]% of Werewolf, in each case calculated on a fully diluted basis using the treasury stock method and subject to certain assumptions, including (a) an implied valuation for Werewolf equal to $47.5 million, (b) a valuation for Ambros equal to $500.0 million, (c) the relative capitalization of Werewolf and Ambros, (d) gross proceeds of the Concurrent PIPE Financing equal to $150.0 million and (e) Final Werewolf Net Cash equal to $26.9 million. The percentage of Werewolf that each party’s equityholders will own following the Closing is subject to certain adjustments as described in this proxy statement/prospectus.
Treatment of Ambros Options and Ambros Restricted Stock
At the Effective Time, each Ambros Option granted by Ambros including, without limitation, under the Ambros 2024 Plan that is outstanding and unexercised as of immediately prior to the Effective Time will automatically be assumed and converted into an Assumed Option determined by multiplying the number of shares of Ambros Common Stock subject to such Ambros Option immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Ambros Option immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.
Any share of Werewolf Common Stock issued in exchange for a share of Ambros Restricted Stock that is outstanding immediately prior to the Effective Time will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions. From and after the Closing, the combined company will be entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement without any further action by Werewolf, Merger Sub or any holder of Ambros Capital Stock.
As of the Effective Time, Werewolf will assume the Ambros 2024 Plan. The terms of the Assumed Options and Assumed Restricted Stock will be further amended as necessary to reflect the assumption and conversion of the Ambros Options into Assumed Options and Ambros Restricted Stock into Assumed Restricted Stock, including by causing any change in control or similar definition to relate to Werewolf instead of Ambros and any provision providing for adjustment upon certain corporate events of Ambros to relate to similar corporate events of Werewolf. The Werewolf Board or a committee thereof will succeed to the authority and responsibility of the Ambros Board or any committee thereof with respect to each Assumed Option and Assumed Restricted Stock. Effective as of the Closing, no further awards will be granted under the Ambros 2024 Plan.
Treatment of Werewolf Options
Prior to the Effective Time, the Werewolf Board will adopt appropriate resolutions and take all other necessary and appropriate actions to provide that the vesting and exercisability of each outstanding, unexercised and unvested option to acquire Werewolf Common Stock (“Werewolf Option”) that is not an Out of the Money Werewolf Option will be accelerated in full, effective immediately prior to the Effective Time and contingent upon the occurrence of the Closing. An “Out of the Money Werewolf Option” means a Werewolf Option with a per share exercise price equal to or greater than the closing sale price of one share of Werewolf Common Stock as reported on Nasdaq on the last trading day immediately preceding the Effective Time, in each case as equitably adjusted to reflect the Reverse Stock Split, if any.
Werewolf 2021 Employee Stock Purchase Plan
As soon as reasonably practicable following the execution of the Merger Agreement, the Werewolf Board will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that (a) no offering periods or purchase periods shall be commenced following or in addition to any offering period underway as of the date of the Merger Agreement under the Werewolf ESPP, (b) no payroll deductions or other contributions will be made or effected after the current offering period with respect to the Werewolf ESPP, (c) each purchase right issued pursuant to the Werewolf ESPP under the current offering period will be fully exercised no later than five business days prior to the Effective Time or, if the current offering period is not scheduled to end by no later than five business days prior to the Effective Time, each Werewolf ESPP participant’s accumulated contributions will be returned to such participant in accordance with the terms of the Werewolf ESPP no later than the Effective Time and (d) the Werewolf ESPP will terminate effective upon the Effective Time.

Contingent Value Rights
Immediately prior to the Effective Time, Werewolf expects to declare a distribution (the “Pre-Closing Distribution”) to holders of Werewolf Common Stock of record of the right to receive one non-transferable contingent value right (each, a “CVR”) for each outstanding share of Werewolf Common Stock held by such stockholder, less applicable withholding taxes, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, as described further in the section entitled “Agreements Related to the Merger—CVR Agreement” of this proxy statement/prospectus.
The record date for the Pre-Closing Distribution shall be the close of business on the last business day prior to the Effective Time, prior to giving effect to the Reverse Stock Split, and the payment date for the Pre-Closing Distribution will be three business days after the Effective Time; provided that payment of such distribution may be conditioned upon the occurrence of the Effective Time. In connection with the Pre-Closing Distribution, Werewolf will cause the CVR Agreement to be duly authorized, executed and delivered by Werewolf and the Rights Agent, as mutually agreed upon by Werewolf and Ambros.
2026 Plan and 2026 ESPP
Prior to or as of the Effective Time, the Werewolf Board will approve, adopt and submit for approval by the Werewolf stockholders, and recommend and use commercially reasonable efforts to cause the Werewolf stockholders to approve, the 2026 Plan and the 2026 ESPP, in each case in a form to be mutually agreed by Werewolf and Ambros. The number of shares of Werewolf Common Stock reserved for issuance under such plans, including any annual increases pursuant to an “evergreen” provision, will be determined by Ambros prior to the date on which the registration statement on Form S-4 is declared effective in consultation with its independent compensation consultant. Subject to approval of the 2026 Plan by the Werewolf stockholders, Werewolf will promptly after the Effective Time file with the SEC a registration statement on Form S-8 (or any successor form), if available for use by Werewolf, relating to the shares of Werewolf Common Stock issuable under the 2026 Plan. For the avoidance of doubt, approval of the 2026 Plan and the 2026 ESPP by the Werewolf stockholders is not a condition to the Closing.
Procedures for Exchanging Shares
On or prior to the Closing, Werewolf and Ambros will jointly select a reputable bank, transfer agent or trust company to act as Exchange Agent in the Merger. At the Effective Time, Werewolf will deposit with the Exchange Agent, for the benefit of the holders of Ambros Common Stock, evidence of book-entry shares representing the shares of Werewolf Common Stock issuable in exchange for Ambros Common Stock, together with certificates representing a sufficient number of shares of Werewolf Common Stock to satisfy any elections by holders of certificated Ambros Common Stock to receive certificated shares of Werewolf Common Stock. Promptly after the Effective Time, the parties will cause the Exchange Agent to mail to each record holder of Ambros Common Stock whose shares were converted into the right to receive shares of Werewolf Common Stock or Merger Pre-Funded Warrants in lieu thereof (i) a letter of transmittal in customary form containing such provisions as Werewolf may reasonably specify and (ii) instructions for effecting the surrender of such Ambros Common Stock in exchange for the applicable shares of Werewolf Common Stock or Merger Pre-Funded Warrants. Holders of certificated Ambros Common Stock may elect to receive their merger consideration in certificated rather than book-entry form.
No dividends or other distributions declared or made with respect to Werewolf Common Stock with a record date after the Effective Time will be paid to the holder of any shares of Ambros Common Stock with respect to the shares of Werewolf Common Stock or Merger Pre-Funded Warrants in lieu thereof that such holder is entitled to receive until such holder delivers a duly executed letter of transmittal. Upon such delivery, such holder will be entitled, subject to applicable abandoned property, escheat or similar laws, to receive such dividends and distributions, without interest.
Any shares of Werewolf Common Stock deposited with the Exchange Agent that remain undistributed as of the date that is 180 days after the Closing will be delivered to Werewolf upon demand, after which any Ambros stockholder that has not delivered a duly executed letter of transmittal will look only to Werewolf for satisfaction of its claims for Werewolf Common Stock and any dividends or distributions with respect thereto.
Directors and Officers Following the Merger
Pursuant to the Merger Agreement, each of the officers of Werewolf serving prior to the Effective Time will resign effective as of the Effective Time, and the Werewolf Board will take all necessary action to appoint the officers of Ambros to become the equivalent officers of Werewolf until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. Effective as of the Effective Time, each of the directors of Werewolf serving prior to the Effective Time will resign effective as of the Effective Time, and the Werewolf Board will consist of individuals designated by Ambros in accordance with the Merger Agreement or as otherwise selected by the Ambros Board.
From and after the Effective Time, the board of directors of the surviving corporation will be constituted with those members designated by Ambros, and the parties will take all actions necessary so that the officers of Ambros immediately prior to the Effective Time will be the officers of the surviving corporation, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
Amendment of the Certificate of Incorporation of Werewolf
At or immediately prior to the Effective Time, subject to the approval of the Werewolf stockholders, Werewolf will amend its certificate of incorporation to change its name to “Ambros Therapeutics, Inc.,” effect the Reverse Stock Split, if the Authorized Share Increase Proposal is approved, effect the increase in the number of authorized shares of Werewolf Common Stock contemplated by the Authorized Share Increase Amendment, and make such other changes as are mutually agreed upon by Werewolf and Ambros.
Nasdaq Listing
Pursuant to the Merger Agreement, (a) Werewolf has agreed to maintain its listing on Nasdaq until the Effective Time, (b) Ambros and Werewolf have agreed to prepare and Ambros has agreed to file with Nasdaq a Nasdaq Listing Application for the listing of the shares of Werewolf Common Stock to be issued in connection with the Transactions (which Nasdaq Listing Application Ambros filed on October 14, 2026) and (c) the parties have agreed to cause such shares to be authorized for listing on Nasdaq prior to the Effective Time (subject to official notice of issuance). Ambros has agreed to cooperate with Werewolf as reasonably requested by Werewolf with respect to the maintenance of such Nasdaq listing and promptly furnish to Werewolf all information concerning itself, its members and its stockholders that may be required by Werewolf in connection with the maintenance of such listing until the Effective Time. The parties have agreed to promptly inform one another of all verbal or written communications between Nasdaq and such party or its representatives. Ambros has agreed to pay all Nasdaq fees associated with the Nasdaq Listing Application and the parties have agreed to cooperate with Ambros as reasonably requested with respect to the Nasdaq Listing Application.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of Ambros and Werewolf for a transaction of this type relating to, among other things:
•	due organization and subsidiaries;
•	organizational documents;
•	authority and binding nature of the Merger Agreement;
•	required vote;
•	non-contravention and consents;
•	capitalization;
•	financial statements;
•	absence of certain changes or events;
•	absence of undisclosed liabilities;
•	title to assets;
•	real property and leaseholds;
•	intellectual property;
•	material agreements;
•	compliance, permits and restrictions;

•	legal proceedings and orders;
•	tax matters;
•	employee and labor matters and benefit plans;
•	environmental matters;
•	insurance;
•	transactions with affiliates;
•	financial advisors;
•	privacy and data security;
•	export control laws;
•	sanctions;
•	anti-corruption laws;
•	the Committee on Foreign Investment in the United States; and
•	outbound investment matters.
Werewolf made additional representations and warranties relating to, among other things, SEC filings, the opinion of its financial advisor, the valid issuance of Werewolf Common Stock, no bad actors, and the Concurrent PIPE Financing.
The representations and warranties are, in many respects, qualified by materiality and/or knowledge, and will not survive the Effective Time; however, the accuracy of such representations and warranties forms the basis of certain conditions to the respective obligations of Ambros, Werewolf and Merger Sub to consummate the Merger.
Covenants; Conduct of Business Pending the Merger
Each of Ambros and Werewolf has agreed that, during the period commencing on the date of the Merger Agreement and continuing until the earlier of the Closing or the termination of the Merger Agreement, except as expressly contemplated or permitted by the Merger Agreement, as required by applicable law or with the other party’s prior written consent, which may not be unreasonably withheld, delayed or conditioned, such party will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with applicable law and the requirements of all contracts that constitute its material contracts. Without limiting the generality of the foregoing, each of Ambros and Werewolf has agreed, subject to specified exceptions, among other things, not to:
•	amend or otherwise change its organizational documents;
•	sell, lease, license or otherwise dispose of any material assets or interests therein, other than pursuant to specified contracts or in the ordinary course of business;
•	declare or pay dividends or other distributions or repurchase, redeem or otherwise reacquire shares of its capital stock or other securities, subject to specified exceptions;
•	take certain actions with respect to its capital stock or other securities, including issuing or granting certain equity securities;
•	create, incur, assume, guarantee or repay indebtedness for borrowed money, other than mandatory repayments or indebtedness incurred in the ordinary course of business;
•	create or incur any encumbrance on any material asset, other than permitted encumbrances;
•	make loans, advances or capital contributions to, or investments in, any person other than in the ordinary course of business;
•	adversely amend or modify in any material respect, or terminate, certain material contracts, subject to specified ordinary-course exceptions;
•	take certain restricted actions relating to employee compensation, benefits, employment arrangements or employee plans;

•	adopt, enter into, amend or terminate any collective bargaining agreement or contract with a labor union, works council or labor organization;
•	settle any material legal proceeding;
•	take certain actions with respect to material taxes;
•	take any action, or knowingly fail to take any action, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment (as defined in the Merger Agreement);
•	make any material change in its methods of financial accounting or financial accounting practices, except as required by changes in U.S. GAAP or other applicable financial accounting standards; or
•	agree or commit to do any of the foregoing.
Werewolf has also agreed, subject to specified exceptions, not to: enter into certain new material contracts, dispose of material Werewolf intellectual property; fail to maintain or fail to use commercially reasonable efforts to renew its material insurance policies or enter into any agreement providing for the disposition of the Legacy Assets without Ambros’ prior written consent. Werewolf has also agreed to use commercially reasonable efforts to timely file with the SEC all reports and other documents required to be filed by Werewolf. Ambros has agreed not to submit or file a registration statement on Form S-1 with the SEC in connection with any initial public offering of its equity securities.
Werewolf Stockholder Meeting
Promptly after the registration statement on Form S-4 has been declared effective by the SEC, Werewolf will take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Werewolf Common Stock (the “Werewolf Stockholder Meeting”) for the purpose of seeking approval of (i) the issuance of Werewolf Common Stock or other securities representing (or convertible into) more than 20% of the shares of Werewolf Common Stock outstanding immediately prior to the Merger to the holders of Ambros Capital Stock and Ambros Options in connection with the Transactions pursuant to the Nasdaq rules and the change of control of Werewolf resulting from the Merger pursuant to the Nasdaq rules, (ii) the approval of the Name Change Amendment, Reverse Stock Split Amendment and Authorized Share Increase Amendment to (a) change the name of Werewolf to “Ambros Therapeutics, Inc.,” (b) effect the Reverse Stock Split and (c) effect the increase in the number of authorized shares of Werewolf Common Stock (the matters contemplated by clauses (i), (ii)(a) and (ii)(b), the “Werewolf Stockholder Matters”), (iii) the 2026 Plan and the 2026 ESPP and (iv) any other proposals the parties reasonably deem necessary to consummate the Transactions.
The Werewolf Stockholder Meeting will be held as promptly as practicable after the registration statement is declared effective and, in any event, no later than 45 calendar days after the effective date of the registration statement. If, on or before the date of the Werewolf Stockholder Meeting, Werewolf reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Werewolf Stockholder Approval (as defined in the Merger Agreement) or (ii) it will not have sufficient shares represented to constitute a quorum necessary to conduct the business of the Werewolf Stockholder Meeting, Werewolf may postpone or adjourn the Werewolf Stockholder Meeting, provided that the meeting is not postponed or adjourned more than an aggregate of 30 calendar days.
Werewolf has agreed that the Werewolf Board will recommend that the holders of Werewolf Common Stock vote to approve the Werewolf Stockholder Matters, the Authorized Share Increase Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal and will use commercially reasonable efforts to solicit such approval within the timeframe set forth above. The proxy statement/prospectus will include a statement to the effect that the Werewolf Board recommends that Werewolf’s stockholders vote to approve the Werewolf Stockholder Matters (the “Werewolf Board Recommendation”), subject to the Board Adverse Recommendation Change provisions described below.
Ambros Stockholder Written Consent
The Merger Agreement contemplates that, promptly after the registration statement on Form S-4 is declared effective, and in any event no later than 10 business days thereafter, Ambros will prepare, with the cooperation of Werewolf, and cause to be delivered to its stockholders an information statement, which will include a copy of this proxy statement/prospectus and the Ambros stockholder written consent, to solicit approval by written consent in lieu of a meeting pursuant to Section 228 of the DGCL from the Ambros stockholders, including but not limited to Ambros stockholders constituting (i) a majority of the outstanding shares of Ambros Capital Stock, voting together as a single class on an as-converted to Ambros Common Stock basis and (ii) the holders of at least a majority of the Ambros

Preferred Stock, which such majority must include the affirmative vote of at least two of RA Capital (as defined below), ES Ambros Aggregator, LP and its affiliates and Abiogen (collectively, the “Requisite Holders”) (the approval of such holders, the “Required Ambros Stockholder Approval”). Ambros has agreed that the Ambros Board will recommend that the Ambros stockholders approve the Merger Agreement (the “Ambros Board Recommendation”) and will use reasonable best efforts to cause Ambros stockholders sufficient for the Required Ambros Stockholder Approval to execute and deliver the Ambros stockholder written consent promptly following delivery of the information statement, and in any event no later than 15 days after the registration statement on Form S-4 is declared effective, subject to the Board Adverse Recommendation Change provisions described below.
Non-Solicitation
Each of Werewolf and Ambros has agreed that, during the pre-Closing period, neither it nor any of its subsidiaries will, nor will either party or any of its subsidiaries permit or authorize its or their respective representatives to, directly or indirectly (other than, in the case of Ambros, in connection with the Concurrent PIPE Financing or any non-exclusive licensing transaction in the ordinary course of business):
•
solicit, assist, initiate, engage or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•
furnish any non-public information regarding such party to any person or group, other than the other party or its representatives, in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage, encourage or participate in discussions or negotiations with any person or group with respect to any Acquisition Proposal or Acquisition Inquiry;
•	approve, endorse or recommend any Acquisition Proposal, subject to the exceptions described below;
•	negotiate, execute or enter into any letter of intent, agreement in principle, acquisition agreement or other contract contemplating or otherwise relating to any Acquisition Transaction;
•
release any person from, or waive any provision of, any confidentiality agreement to which such party is a party if such release or waiver could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

•	publicly propose to do any of the foregoing.
Upon execution of the Merger Agreement, each party was required to immediately cease and terminate any existing discussions, negotiations and communications with any person relating to any Acquisition Proposal or Acquisition Inquiry, immediately terminate access to any non-public information provided to any such person through an electronic or physical data room and, within three business days after the date of the Merger Agreement, request the destruction or return of any non-public information previously provided to such person.
If either party or any of its representatives receives an unsolicited Acquisition Proposal or Acquisition Inquiry during the pre-closing period, such party must promptly, and in no event later than one business day after becoming aware thereof, notify the other party orally and in writing, including the identity of the person making the proposal or inquiry and either a copy of the proposal, if in writing, or a written summary of its terms. Such party must also keep the other party reasonably and promptly informed of the status and terms of such proposal or inquiry and any material modifications or communications relating thereto.
The Merger Agreement affords Werewolf and Ambros certain fiduciary exceptions to the non-solicitation provisions to allow the Werewolf Board and the Ambros Board, respectively, to consider a Superior Offer under certain circumstances. Prior to obtaining the applicable required stockholder approval, each of the Werewolf Board and the Ambros Board may, subject to specified conditions, furnish non-public information and enter into discussions or negotiations in response to a bona fide, unsolicited, written Acquisition Proposal that such board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer and that failure to take such action would be inconsistent with its fiduciary duties under applicable law. Among other conditions, the applicable party must receive an executed Acceptable Confidentiality Agreement (as defined in the Merger Agreement) and, at least one business day before initially furnishing non-public information to the third party, furnish such information to the other party to the extent not previously provided.

For purposes of the non-solicitation and related provisions of the Merger Agreement:
An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry made or submitted by Ambros, Werewolf, or their respective Affiliates to each other) that could reasonably be expected to lead to an Acquisition Proposal; provided that the term does not include the Merger or the other transactions contemplated by the Merger Agreement or any transactions related to the asset dispositions or Concurrent PIPE Financing.
An “Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made by or on behalf of Ambros, Werewolf, or their respective Affiliates to each other) contemplating or otherwise relating to any Acquisition Transaction with such party, other than the exercise or repurchase of existing equity interests.
An “Acquisition Transaction” means any transaction or series of related transactions (other than the asset dispositions and the Concurrent PIPE Financing) involving (x) any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction in which a party is a constituent entity, or in which a person or group acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries, or in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding voting securities of such party or any of its subsidiaries; or (y) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets constituting or accounting for 20% or more of the consolidated book value or fair market value of the assets of a party and its subsidiaries, taken as a whole.
A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction treated as references to 50% for these purposes) that (a) was not obtained or made as a result of a breach of the Merger Agreement and (b) is on terms and conditions that the applicable board of directors determines in good faith, based on such matters as it deems relevant (including the likelihood of consummation and the financing terms and any termination or break-up fees and conditions to consummation thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement and following consultation with its outside legal counsel and financial advisors, are more favorable, from a financial point of view, to such party’s stockholders than the terms of the contemplated transactions and is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party).
Board Adverse Recommendation Change
Ambros and Werewolf have agreed, subject to certain specified exceptions described in the Merger Agreement, that their respective boards of directors may not take any of the following actions:
•	withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of their respective boards of directors in a manner adverse to the other party;
•
resolve, or have any committee of their respective boards of directors resolve, to withdraw or modify such recommendation in a manner adverse to the other party or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal; or

•
publicly announce an intention or resolution to effect any of the foregoing (each of the foregoing actions, a “Board Adverse Recommendation Change” and, when taken by the Ambros Board or the Werewolf Board, an “Ambros Board Adverse Recommendation Change” or a “Werewolf Board Adverse Recommendation Change,” respectively).

However, at any time prior to receipt of the Required Ambros Stockholder Approval, if Ambros has received a bona fide, unsolicited, written Superior Offer or as a result of an event, development or change in circumstances, subject to certain exceptions, that occurs after the date of the Merger Agreement and that is material to Ambros and its subsidiaries (taken as a whole), was not known to or reasonably foreseeable by the Ambros Board as of the date of the Merger Agreement and affects the business, assets or operations of Ambros (an “Ambros Intervening Event”), the Ambros Board may make an Ambros Board Adverse Recommendation Change, subject to compliance with the determination, notice and negotiation procedures set forth in the Merger Agreement, including providing Werewolf written notice at least four business days in advance of such change, which notice must include a description in reasonable detail of the reasons for such change and, in the case of a Superior Offer, a summary of its material terms and written copies of any proposed transaction agreements.

During the Ambros notice period, Werewolf is entitled to deliver counterproposals and Ambros must negotiate with Werewolf in good faith, to the extent Werewolf desires to negotiate, regarding adjustments to the terms of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer or, in the case of an Ambros Intervening Event, so that failure to change the Ambros Board Recommendation would no longer reasonably be expected to be inconsistent with the Ambros Board’s fiduciary duties. In the event of any material amendment to a Superior Offer, Ambros must provide Werewolf notice of such amendment and the notice period will be extended, if applicable, so that at least two business days remain following such notification.
Similarly, at any time prior to approval of the Werewolf Stockholder Matters by the Required Werewolf Stockholder Approval, if Werewolf has received a bona fide, unsolicited, written Superior Offer or as a result of an event, development or change in circumstances, subject to certain exceptions, that occurs after the date of the Merger Agreement, and that is material to Werewolf and its subsidiaries (taken as a whole), was not known to or reasonably foreseeable by the Werewolf Board as of the date of the Merger Agreement and affects the business, assets or operations of Werewolf (a “Werewolf Intervening Event”), the Werewolf Board may make a Werewolf Board Adverse Recommendation Change, subject to substantially similar determination, notice and negotiation procedures applicable to Ambros, including providing Ambros written notice at least four business days in advance of such change. In the event of a material amendment to a Superior Offer or a material change in the facts and circumstances relating to a Werewolf Intervening Event, the Werewolf notice period will be extended, if applicable, so that at least two business days remain following such notification.
Werewolf’s obligation to call, give notice of and hold the Werewolf Stockholder Meeting will not be affected by any Superior Offer, Acquisition Proposal or Acquisition Inquiry or by any Werewolf Board Adverse Recommendation Change.
Mutual Conditions to Completion of the Merger
Each party’s obligation to effect the Merger and otherwise consummate Transactions is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the Closing of each of the following conditions:
•
no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of Transactions will have been issued by any court of competent jurisdiction or other governmental authority of competent jurisdiction and remain in effect, and there will not be any law which has the effect of making the consummation of the transactions illegal;

•
Werewolf will have obtained the Required Werewolf Stockholder Approval and approval of the Werewolf Stockholder Matters, and Ambros will have obtained the Required Ambros Stockholder Approval, and each such approval will remain in full force and effect as of the Closing without amendment, rescission or modification;

•
the existing shares of Werewolf Common Stock will have been continuously listed on Nasdaq from the date of the Merger Agreement through the Closing, and the shares of Werewolf Common Stock to be issued in the Merger and the Concurrent PIPE Financing, including the shares issuable upon exercise of the Merger Pre-Funded Warrants and PIPE Pre-Funded Warrants, will have been approved for listing on Nasdaq, subject to official notice of issuance;

•
the Subscription Agreement will be in full force and effect and not subject to any termination, rescission or material adverse modification, all conditions to the funding thereunder will have been satisfied or waived, other than those to be satisfied at Closing, and cash proceeds of not less than $100.0 million, less applicable expenses, will have been received by Werewolf or will be received by Werewolf prior to or substantially simultaneously with the Closing;

•
the registration statement on Form S-4 will have become effective in accordance with the Securities Act and will not be subject to any stop order or proceeding seeking a stop order that has not been withdrawn; and

•
the Name Change Amendment, the Reverse Stock Split Amendment and, if the Authorized Share Increase Proposal is approved by Werewolf stockholders, will have been duly filed with the Secretary of State of the State of Delaware.

Conditions to the Obligations of Ambros
The obligation of Ambros to complete the Merger is subject to the satisfaction or waiver of certain additional conditions, including:
•
Werewolf’s Fundamental Representations being true, complete and correct in all material respects as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date, in which case they must be true and correct as of such date;

•
Werewolf’s Capitalization Representations being true, complete and correct as of immediately prior to the Effective Time, except for de minimis inaccuracies and subject to the specified date qualifications;

•
all other representations and warranties of Werewolf being true and correct, except where the failure to be true and correct would not reasonably be expected to have a Werewolf Material Adverse Effect, subject to specified date qualifications;

•	the performance by Werewolf and Merger Sub in all material respects of all covenants and agreements required to be performed or complied with by them at or prior to the Closing;
•	the absence of a Werewolf Material Adverse Effect since the date of the Merger Agreement that is continuing;
•	Final Werewolf Net Cash (as determined pursuant to the Merger Agreement) being greater than or equal to $0;
•	the delivery by Werewolf of a closing certificate signed by its chief executive officer or chief financial officer and the Werewolf Closing Financial Certificate (as defined in the Merger Agreement);
•	the delivery of resignations from each director of Werewolf who will not continue as a director following the Effective Time; and
•	the delivery of the executed CVR Agreement.
Conditions to Obligations of Werewolf and Merger Sub
The obligations of Werewolf and Merger Sub to complete the Merger are subject to the satisfaction or waiver of certain additional conditions, including:
•
Ambros’ Fundamental Representations being true, complete and correct in all material respects as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date, in which case they must be true and correct as of such date;

•	Ambros’ Capitalization Representations being true and correct as of immediately prior to the Effective Time, except for de minimis inaccuracies and subject to specified date qualifications;
•
all other representations and warranties of Ambros being true and correct, except where the failure to be true and correct would not reasonably be expected to have an Ambros Material Adverse Effect, subject to specified date qualifications;

•	the performance by Ambros in all material respects of all covenants and agreements required to be performed or complied with by it at or prior to the Closing;
•	the absence of an Ambros Material Adverse Effect since the date of the Merger Agreement that is continuing;
•
the delivery by Ambros of a closing certificate signed by an executive officer, including certification that the information set forth in the Allocation Certificate is true and accurate in all respects as of the Closing; and

•	the Ambros Lock-Up Agreements being in full force and effect immediately following the Effective Time.

Definition of Material Adverse Effect
Many of Ambros’ and Werewolf’s representations and warranties are qualified by a material adverse effect standard. For purposes of the Merger Agreement, an “Ambros Material Adverse Effect” or “Werewolf Material Adverse Effect,” as applicable, is defined to mean any effect that, considered together with all other effects that have occurred prior to the date of determination, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of such party and its subsidiaries, taken as a whole. However, subject to certain exceptions described below, effects arising or resulting from the following will not be taken into account in determining whether there has been a material adverse effect:
•	the announcement, pendency or consummation of the Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom;
•	the taking of any action, or the failure to take any action, by such party that is expressly required under the Merger Agreement;
•
any natural disaster, epidemic, pandemic or other force majeure event, or any act or threat of terrorism or war, armed hostilities or terrorist activities, or any governmental or other response thereto;

•
any change in, or compliance with, U.S. GAAP or applicable law or the interpretation thereof, provided that any effect resulting from underlying noncompliance with U.S. GAAP or applicable law is not excluded;

•
general economic, financial and capital markets or political conditions, including instability in the banking sector, generally affecting the industries in which such party and its subsidiaries operate;

•	any change in such party’s cash position resulting from operations in the ordinary course of business; or
•	any failure by such party to meet projections, business plans or forecasts, although the underlying causes of such failure may be taken into account to the extent not otherwise excluded.
In addition, with respect to Ambros, certain regulatory, clinical and other developments relating to Ambros Product Candidates (as defined in the Merger Agreement) will generally not be taken into account in determining whether there has been an Ambros Material Adverse Effect, to the extent not involving wrongdoing by Ambros or its subsidiaries, including certain regulatory delays or adverse findings, preclinical or clinical study results, pricing or reimbursement decisions, delays or holds in clinical trials or marketing approval applications and certain adverse events or safety observations, subject to specified exceptions.
With respect to Werewolf, certain regulatory, clinical and other developments relating to the Legacy Assets and certain product candidates, products or programs of Werewolf’s competitors or potential competitors will similarly generally not be taken into account in determining whether there has been a Werewolf Material Adverse Effect, to the extent not involving wrongdoing by Werewolf or its subsidiaries. In addition, changes in the stock price or trading volume of Werewolf Common Stock and the consummation of any Permitted Werewolf Asset Disposition in accordance with its applicable agreement will not be taken into account, although the underlying causes of any change in Werewolf’s stock price or trading volume may be considered to the extent not otherwise excluded.
Notwithstanding the foregoing, effects relating to the announcement or pendency of the transactions, actions required by the Merger Agreement, force majeure events, changes in U.S. GAAP or applicable law and general economic, financial, capital markets or political conditions may be taken into account to the extent such effects have a materially disproportionate adverse impact on the applicable party and its subsidiaries, taken as a whole, relative to other companies operating in the applicable industry, solely to the extent of such disproportionate impact.
Termination and Termination Fees
Termination of the Merger Agreement
The Merger Agreement may be terminated, and the Merger and the other Transactions may be abandoned, at any time prior to the Closing, whether before or, subject to certain limitations, after approval of the Werewolf Stockholder Matters by Werewolf’s stockholders:
(a)	by mutual written consent of Werewolf and Ambros;
(b)
by either Werewolf or Ambros if the Merger has not been consummated by 5:00 p.m. Eastern Time on January 29, 2027 (the “Outside Date”); provided that this termination right will not be available to a party whose action or failure to act was a principal cause of the failure of the Merger to occur by the Outside Date and such action or failure constitutes a breach of the Merger Agreement, except with respect to a breach by Werewolf of its obligation to maintain its Nasdaq listing under the Merger Agreement notwithstanding Werewolf’s reasonable best efforts to comply with such obligations;
(c)
by either Werewolf or Ambros if a court of competent jurisdiction or other governmental authority has issued a final and nonappealable order, or taken other action, permanently restraining, enjoining or otherwise prohibiting the Transactions; provided that such termination right shall not be available to a party if such party’s action or failure to act has been a principal cause of such governmental authority issuing such order or taking any such other action;

(d)
by Werewolf if the Required Ambros Stockholder Approval has not been obtained within fifteen days after the registration statement on Form S-4 has been declared effective, subject to specified exceptions; provided that such termination right shall not be available to Werewolf where the failure to obtain such consent was caused by the action or failure to act of Werewolf and such action or failure to act constitutes a material breach by Werewolf of the Merger Agreement;

(e)
by Ambros if the Werewolf Stockholder Meeting has been held and completed, Werewolf’s stockholders have taken a final vote on the Werewolf Stockholder Matters and the Werewolf Stockholder Matters have not received the Required Werewolf Stockholder Approval; provided that such termination right shall not be available to Ambros where the failure to obtain such approval shall have been caused by the action or failure to act of Ambros and such action or failure to act constitutes a material breach by Ambros of the Merger Agreement;

(f)
by Ambros, at any time prior to approval of the Werewolf Stockholder Matters by the Required Werewolf Stockholder Approval, if a Werewolf Triggering Event (as defined in the Merger Agreement) has occurred;

(g)
by Werewolf, at any time prior to the adoption of the Merger Agreement and approval of the Transactions by the Required Ambros Stockholder Approval, if an Ambros Triggering Event (as defined in the Merger Agreement) has occurred;

(h)
by Ambros, upon a material breach by Werewolf or Merger Sub of any representation, warranty, covenant or agreement, or if a representation or warranty of Werewolf has become inaccurate, in either case such that specified closing conditions would not be satisfied, subject to specified limitations and cure rights;

(i)
by Werewolf, upon a material breach by Ambros of any representation, warranty, covenant or agreement, or if a representation or warranty of Ambros has become inaccurate, in either case such that specified closing conditions would not be satisfied, subject to specified limitations and cure rights;

(j)
by either Werewolf or Ambros if the registration statement on Form S-4 has not been filed with the SEC by Werewolf by the date that is forty days following the date of the Merger Agreement; provided that such termination right shall not be available to a party where such failure shall have been caused by the action or failure of such party and such action or failure to act constitutes a material breach by such party of the Merger Agreement;

(k)
by Ambros, at any time prior to obtaining the Required Ambros Stockholder Approval, concurrently with Ambros entering into a definitive agreement providing for a Superior Offer, subject to Ambros’ compliance with the applicable requirements of the Merger Agreement and payment of the Ambros Termination Fee; or

(l)
by Ambros if the approval for listing the applicable shares of Werewolf Common Stock (and shares of Werewolf Common Stock issuable upon exercise of the Werewolf Pre-Funded Warrants) on Nasdaq has been denied or has not been obtained and the Ambros Board determines in good faith, after consultation with outside counsel, that such approval is not reasonably likely to be obtained, or if Werewolf Common Stock ceases to be listed on Nasdaq, in each case subject to specified exceptions.

Termination Fees Payable by Ambros
Ambros must pay Werewolf a non-refundable termination fee of $20.0 million (the “Ambros Termination Fee”) if the Merger Agreement is terminated (i) by Werewolf due to an Ambros Board Adverse Recommendation Change or (ii) by Ambros, prior to obtaining the Required Ambros Stockholder Approval, concurrently with Ambros entering into a Permitted Alternative Agreement (as defined in the Merger Agreement) for a Superior Offer. In the case of a termination by Werewolf due to an Ambros Board Adverse Recommendation Change, the Ambros Termination Fee must be paid within two business days following delivery of the termination notice, and in the case of a termination by Ambros in connection with a Permitted Alternative Agreement, the Ambros Termination Fee must be paid concurrently with such termination.

In addition, Ambros must pay the Ambros Termination Fee if (i) the Merger Agreement is terminated because the Merger has not been consummated by the Outside Date, the Required Ambros Stockholder Approval has not been obtained within the required timeframe or Ambros has materially breached the Merger Agreement or its representations and warranties have become inaccurate such that specified closing conditions would not be satisfied, (ii) an Acquisition Proposal with respect to Ambros was publicly announced, disclosed or otherwise communicated to Ambros or the Ambros Board after signing and prior to termination and was not withdrawn and (iii) within twelve months following such termination, Ambros enters into a definitive agreement with respect to, or consummates, an Acquisition Transaction. In such case, the Ambros Termination Fee is payable upon the earlier of entering into such definitive agreement or consummating such Acquisition Transaction.
Termination Fees Payable by Werewolf
Werewolf must pay Ambros a non-refundable termination fee of $1.9 million (the “Werewolf Termination Fee”) if the Merger Agreement is terminated by Ambros due to the occurrence of a Werewolf Triggering Event. The Werewolf Termination Fee must be paid within two business days following delivery of the applicable termination notice.
In addition, Werewolf must pay the Werewolf Termination Fee if (i) the Merger Agreement is terminated because the Merger has not been consummated by the Outside Date, the Werewolf Stockholder Matters have not received the Required Werewolf Stockholder Approval or Werewolf has materially breached the Merger Agreement or its representations and warranties have become inaccurate such that specified closing conditions would not be satisfied, (ii) an Acquisition Proposal with respect to Werewolf was publicly announced, disclosed or otherwise communicated to Werewolf or the Werewolf Board after signing and prior to termination and was not withdrawn and (iii) within 12 months following such termination, Werewolf enters into a definitive agreement with respect to, or consummates, an Acquisition Transaction. In such case, the Werewolf Termination Fee is payable upon the earlier of entering into such definitive agreement or consummating such Acquisition Transaction.
Each of the parties has acknowledged that (i) the agreements contained in the termination fee provisions of the Merger Agreement are an integral part of the Transactions, (ii) the Ambros Termination Fee represents a good faith, fair estimate of the damages that Werewolf and its affiliates would suffer upon termination of the Merger Agreement, (iii) the Werewolf Termination Fee represents a good faith, fair estimate of the damages that Ambros and its affiliates would suffer upon termination of the Merger Agreement, (iv) without these agreements, the parties would not have entered into the Merger Agreement and (v) any amount payable pursuant to the termination fee provisions is not a penalty, but rather is liquidated damages which do not require Werewolf, Ambros or any other person to prove actual damages.
Non-Survival of Representations and Warranties
The representations and warranties of Ambros, Werewolf and Merger Sub contained in the Merger Agreement or any certificate or instrument delivered pursuant to the Merger Agreement, together with those covenants that by their terms terminate at the Effective Time, will terminate at the Effective Time. Only those covenants that by their terms survive the Effective Time and the general provisions of the Merger Agreement will survive the Effective Time.
Amendment and Waiver
The Merger Agreement may be amended with the approval of the respective boards of directors at any time, whether before or after obtaining the Required Ambros Stockholder Approval and the Required Werewolf Stockholder Approval; provided that, after any such stockholder approval has been obtained, no amendment requiring further stockholder approval may be made without obtaining such further approval. Prior to the Closing, the Merger Agreement may not be amended except by an instrument in writing signed on behalf of each party.
Any provision of the Merger Agreement applicable to a party may be waived by that party solely on its own behalf without the consent of any other party. No failure or delay by any party in exercising any right, power, privilege or remedy under the Merger Agreement will operate as a waiver thereof, and any waiver must be expressly set forth in a written instrument duly executed and delivered on behalf of the waiving party.
Fees and Expenses
Except as otherwise provided in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Merger is consummated. However, Werewolf and Ambros will share equally all fees and expenses incurred in connection with the printing and filing with the SEC of any SEC filings, including the registration statement on Form S-4 (including any financial statements and exhibits) and any amendments or supplements thereto, together with financial printer (including EDGARization) costs and SEC filing and registration fees.
Governing Law; Jurisdiction; Specific Performance; Waiver of Jury Trial
The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Delaware. Any action or proceeding arising out of or relating to the Merger Agreement or the Transactions must be brought exclusively in the Court of Chancery of the State of Delaware or, if that court lacks subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware. Each party has irrevocably waived its right to trial by jury in any such action or proceeding.
The parties are entitled to specific performance of the terms of the Merger Agreement, including injunctions to prevent breaches and to enforce specifically the terms and provisions of the Merger Agreement, without the need to post a bond or other security. The right to specific performance expressly includes the right of a party to cause the Merger to be consummated on the terms and subject to the conditions set forth in the Merger Agreement and the right of Ambros to enforce Werewolf’s obligations with respect to the Werewolf Stockholder Meeting notwithstanding a Werewolf Board Adverse Recommendation Change.
Indemnification of Directors and Officers
The Merger Agreement provides that from the Effective Time through the sixth anniversary of the Effective Time, Werewolf and the surviving corporation will indemnify and hold harmless the current and former directors and officers of Werewolf and Ambros, respectively, against claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses arising out of or relating to their service as directors or officers of Werewolf or Ambros, as applicable, to the fullest extent permitted by Delaware law. Such persons will also be entitled to advancement of expenses, subject to specified repayment obligations required by Delaware law.
The certificate of incorporation and bylaws of the surviving corporation will contain provisions no less favorable with respect to indemnification, advancement of fees, costs and expenses and exculpation than those in effect on the date of the Merger Agreement. Werewolf has agreed to purchase, prior to the Effective Time, a six-year prepaid tail insurance policy covering each person currently covered by the directors’ and officers’ liability insurance policies of Werewolf. Werewolf has also agreed to maintain directors’ and officers’ liability insurance policies from and after the Effective Time, on commercially available terms and conditions and with coverage limits customary for similarly situated U.S. public companies.
All rights to exculpation, indemnification, and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Closing, currently existing in favor of the current or former directors, officers, or employees, as the case may be of Werewolf, Ambros or any of their respective subsidiaries as provided in their respective organizational documents or in any agreements will survive the Merger and continue in full force and effect.
Appraisal Rights
Under the Merger Agreement, stockholders of Ambros who hold shares of Ambros Capital Stock outstanding immediately prior to the Effective Time and who have exercised and perfected appraisal rights for such shares in accordance with Delaware law will not have such shares converted into or represent the right to receive the merger consideration. Instead, such stockholders will be entitled to receive payment of the appraised value of such shares in accordance with Delaware law, unless and until they fail to perfect, effectively withdraw or otherwise lose their appraisal rights. Ambros will give Werewolf prompt written notice of any appraisal demands, withdrawals of such demands and related material correspondence. Werewolf will have the right to direct all negotiations and proceedings with respect to such demands, and Ambros will have the right to participate in such negotiations and proceedings. Neither Ambros nor Werewolf may voluntarily make any payment with respect to, settle or offer to settle any such demand, or approve any withdrawal of such demand, without the other party’s prior written consent, which may not be unreasonably withheld, conditioned or delayed.
Support Agreements
Concurrently with the execution of the Merger Agreement, the officers, directors and certain stockholders of Ambros, who in the aggregate owned approximately [ ]% of the outstanding shares of Ambros Common Stock (on an as-converted basis) as of [ ], 2026, representing the Required Ambros Stockholder Approval, executed support agreements in favor of Werewolf (each, an “Ambros Support Agreement”), pursuant to which such persons agreed, among other things, to (i) execute and deliver a written consent adopting the Merger Agreement and approving the Merger and the other transactions contemplated by the Merger Agreement promptly following delivery thereof and, if applicable, vote all of their shares of Ambros Capital Stock in favor of adopting the Merger Agreement and approving the Merger and the other Transactions, (ii) vote against any proposal made in opposition to, or in competition with, the Merger and (iii) vote against any Acquisition Proposal. The Ambros Support Agreements also contain certain non-solicitation obligations, irrevocable proxy provisions and restrictions on transfer of the subject shares.
Concurrently with the execution of the Merger Agreement, the executive officers and directors of Werewolf, who in the aggregate owned approximately [ ]% of the outstanding shares of Werewolf Common Stock as of [ ], 2026, executed support agreements in favor of Ambros (each, a “Werewolf Support Agreement” and, together with the Ambros Support Agreements, the “Support Agreements”), pursuant to which such persons agreed, among other things, to (i) vote all of their shares of Werewolf Common Stock in favor of the Werewolf Stockholder Matters, (ii) vote against any proposal made in opposition to, or in competition with, the Merger and (iii) vote against any Acquisition Proposal. The Werewolf Support Agreements also contain certain non-solicitation obligations, irrevocable proxy provisions and restrictions on transfer of the subject shares.
Ambros Lock-Up Agreements
Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Ambros holding approximately 70.5% of the outstanding Ambros Common Stock (on a fully diluted and as-converted basis) at the time of such execution executed an Ambros Lock-Up Agreement, pursuant to which, subject to specified exceptions, such persons agreed to certain restrictions on the sale, transfer or other disposition of shares of Werewolf Common Stock received in the Merger for a period commencing upon the date of the Closing and ending on the date that is 180 days after the date of the Closing. The lock-up restrictions are subject to customary exceptions, including for certain permitted transfers to family members, affiliates, trusts, charitable contributions and transfers pursuant to bona fide third-party tender offers or change-of-control transactions, in each case subject to the transferee agreeing to be bound by the lock-up restrictions. The lock-up restrictions also include pro-rata release provisions in the event any other holder subject to a substantially similar agreement is released from its restrictions.
Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement:
REPRESENTATIONS, WARRANTIES AND COVENANTS IN THE MERGER AGREEMENT ARE NOT INTENDED TO FUNCTION AS PUBLIC DISCLOSURES.
The Merger Agreement and the summary of its terms in this proxy statement/prospectus have been included only to provide you with information about the terms and conditions of the Merger Agreement. The terms and information in the Merger Agreement are not intended to provide any other public disclosure of factual information about Werewolf or Ambros, or any of their respective subsidiaries, affiliates or businesses. The representations, warranties and covenants contained in the Merger Agreement are made by Werewolf and/or Ambros only for purposes of the Merger Agreement, and as of specific dates, and were qualified and subject to certain limitations and exceptions agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. Except for the D&O Indemnified Parties (as defined in the Merger Agreement) to the extent of their respective rights under the Merger Agreement, no person other than the parties to the Merger Agreement, including without limitation any stockholder of Werewolf or Ambros, is intended to be a third-party beneficiary under the Merger Agreement. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC, and, in some cases, they may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the Merger Agreement or other public disclosures. Moreover, information concerning the subject matter of the representations, warranties and covenants, which does not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement, and subsequent developments or new information may not be fully reflected in public disclosures.
For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Werewolf or Ambros, or any of their respective subsidiaries, affiliates or businesses. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information”of this proxy statement/prospectus.

AGREEMENTS RELATED TO THE MERGER
Support Agreements
Certain executive officers and directors of Werewolf holding approximately [  ]% of the outstanding shares of Werewolf Common Stock as of [ ], 2026 have entered into support agreements in favor of Ambros (the “Werewolf Support Agreements”), pursuant to which such stockholders have agreed to vote their shares of Werewolf Common Stock in favor of the Merger Agreement, the Transactions and the applicable Proposals and to vote against competing acquisition proposals or transactions and other actions or agreements that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the Transactions or result in a breach by Werewolf of its obligations under the Merger Agreement. Certain officers, directors and other stockholders of Ambros holding approximately [  ]% of the outstanding shares of Ambros Common Stock, on an as-converted basis, as of [ ], 2026 have entered into support agreements with Werewolf and Ambros in favor of Werewolf (the “Ambros Support Agreements” and, together with the Werewolf Support Agreements, the “Support Agreements”), pursuant to which such stockholders have agreed to execute and deliver the written consent approving and adopting the Merger Agreement and the Transactions promptly following delivery thereof and, if applicable, vote their shares of Ambros Capital Stock in favor of the Merger Agreement and the Transactions and against competing acquisition proposals or transactions and other actions or agreements that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the Transactions or result in a breach by Ambros of its obligations under the Merger Agreement.
The Support Agreements also prohibit the stockholders party thereto, solely in their capacities as stockholders, from soliciting or knowingly encouraging competing acquisition proposals or inquiries, furnishing non-public information or engaging in discussions or negotiations with respect thereto, or approving, recommending or entering into agreements relating thereto. These restrictions do not apply to actions taken by a stockholder in such stockholder’s capacity as a director or officer of Werewolf or Ambros, as applicable, which are governed by the Merger Agreement.
The Support Agreements restrict the stockholders party thereto from transferring their shares and certain other equity securities or entering into certain voting arrangements with respect to such securities, subject to specified exceptions. In addition, the Ambros stockholders party to the Ambros Support Agreements have waived their appraisal and dissenters’ rights in connection with the Transactions and have agreed, subject to the occurrence of the Effective Time and effective immediately prior thereto, to terminate certain existing investor rights, voting, registration rights, co-sale and similar stockholder agreements with Ambros and to waive certain rights of first refusal, redemption rights and rights to notice of the Merger and the other Transactions. The Support Agreements will automatically terminate upon the earliest to occur of specified events, including the valid termination of the Merger Agreement, an amendment to the Merger Agreement made without the applicable stockholder’s prior written consent that reduces the amount or changes the form of consideration payable to the stockholders of Werewolf or Ambros, as applicable, in a manner adverse to such stockholder, an adverse recommendation change by the applicable board of directors, the Effective Time or the effectiveness of a written agreement of the parties to terminate the applicable Support Agreement.
The foregoing descriptions of the Werewolf Support Agreements and the Ambros Support Agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of Werewolf Support Agreement and Ambros Support Agreement, which are attached to this proxy statement/prospectus as Annex G and Annex H, respectively.
Ambros Lock-Up Agreement
Concurrently with the execution of the Merger Agreement, certain executive officers, directors and other stockholders of Ambros entered into the Ambros Lock-Up Agreements pursuant to which, subject to specified exceptions and without the prior written consent of Werewolf and, solely prior to the Closing, Ambros, such persons agreed, during the 180-day period commencing upon the date of the Closing and ending on the date that is 180 days after the date of the Closing, not to transfer or otherwise dispose of, or enter into certain hedging or similar transactions with respect to, shares of Werewolf Common Stock, Merger Pre-Funded Warrants or other securities convertible into or exercisable or exchangeable for Werewolf Common Stock that are subject to the Ambros Lock-Up Agreements. The Ambros Lock-Up Agreements also include pro rata release provisions in the event any other holder subject to a substantially similar agreement is released from its restrictions.
Shares of Werewolf Common Stock purchased from Werewolf by a signatory in the Concurrent PIPE Financing, and shares of Werewolf Common Stock issued in exchange for, or upon conversion or exercise of, securities issued in the

Concurrent PIPE Financing, are not subject to the transfer restrictions under the Ambros Lock-Up Agreements. The Ambros Lock-Up Agreements will automatically terminate upon the earlier of (i) Ambros advising the applicable signatory in writing that it has determined not to proceed with the Transactions or (ii) the Merger Agreement being validly terminated in accordance with its terms. The Ambros stockholders who executed Ambros Lock-Up Agreements owned, in the aggregate, as of August 21, 2026, approximately 70.5% of the shares of outstanding Ambros Common Stock (on a fully diluted and as-converted basis).
The foregoing description of the Ambros Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Ambros Lock-Up Agreement, which is attached to this proxy statement/prospectus as Annex I.
Subscription Agreement
Concurrently with the execution and delivery of the Merger Agreement, Werewolf entered into the Subscription Agreement with certain investors, pursuant to which such investors, severally and not jointly, agreed to purchase, immediately prior to the Effective Time, shares of Werewolf Common Stock and/or, at each investor’s election, PIPE Pre-Funded Warrants for an aggregate purchase price of $150.0 million in the Concurrent PIPE Financing. The purchase price per share of Werewolf Common Stock (the “Share Price”) will equal the aggregate gross proceeds of the Concurrent PIPE Financing divided by the number of shares of Werewolf Common Stock allocated to the investors pursuant to the framework set forth in the Merger Agreement. The purchase price for each PIPE Pre-Funded Warrant will equal the Share Price minus the per-share exercise price of the PIPE Pre-Funded Warrants. Werewolf will notify the investors of the applicable purchase prices and the number of shares of Werewolf Common Stock and PIPE Pre-Funded Warrants to be purchased at least three business days prior to the closing of the Concurrent PIPE Financing.
The shares of Werewolf Common Stock and PIPE Pre-Funded Warrants purchased in the Concurrent PIPE Financing, and shares of Werewolf Common Stock issuable upon exercise of such PIPE Pre-Funded Warrants, will not entitle the applicable investors to participate in the Pre-Closing Distribution, including the distribution of CVRs, solely by virtue of their purchase or ownership of such securities or the exercise of such PIPE Pre-Funded Warrants. This restriction does not affect an investor’s entitlement to participate in the Pre-Closing Distribution with respect to any other shares of Werewolf Common Stock held by such investor.
The Subscription Agreement also generally restricts Werewolf, without the prior written consent of the Investor Majority (as defined in the Subscription Agreement), from issuing additional shares of Werewolf Common Stock or securities convertible into or exercisable for Werewolf Common Stock, effecting certain recapitalizations or similar transactions or filing certain registration statements during the period ending on the earlier of 60 days following the closing of the Concurrent PIPE Financing and the business day immediately following the effectiveness of the registration statement contemplated by the Registration Rights Agreement (as defined below), subject to specified exceptions.
The Subscription Agreement contains customary representations and warranties of Werewolf and the investors. At the closing of the Concurrent PIPE Financing, Werewolf and the investors will also enter into a registration rights agreement (the “Registration Rights Agreement”). Each investor’s obligation to purchase shares of Werewolf Common Stock and/or PIPE Pre-Funded Warrants pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:
•	Werewolf’s representations and warranties in the Subscription Agreement being true and correct as of the applicable dates, subject to the standards specified therein;
•	Werewolf having performed in all material respects its covenants and agreements required to be performed prior to the closing of the Concurrent PIPE Financing;
•	the absence of any governmental action prohibiting or making illegal the Concurrent PIPE Financing and receipt of applicable consents;
•	no material adverse effect with respect to Werewolf having occurred and continuing;
•	Werewolf having delivered certain customary closing certificates and a legal opinion and having executed and delivered the Registration Rights Agreement;
•	Werewolf having furnished all required materials to its transfer agent to reflect the issuance of the shares of Werewolf Common Stock at the closing of the Concurrent PIPE Financing;

•
the satisfaction or waiver of the applicable conditions to the Effective Time, without any waiver that could reasonably be expected to materially or adversely affect the economic benefits expected to be received by the investors, the Merger Agreement not having been amended, modified or waived in a manner prohibited by the Subscription Agreement, and the Merger being scheduled to close immediately following the closing of the Concurrent PIPE Financing;

•
receipt of the applicable Werewolf stockholder approvals, the effectiveness of this registration statement on Form S-4, the absence of any applicable stop order or proceeding seeking a stop order and satisfaction of the applicable Nasdaq listing conditions; and

•	Werewolf having received aggregate proceeds from the Concurrent PIPE Financing of at least $100.0 million at or prior to the closing thereof.
Werewolf’s obligation to sell shares of Werewolf Common Stock and PIPE Pre-Funded Warrants to each investor pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:
•	the applicable investor’s representations and warranties being true and correct as of the applicable dates;
•	the applicable investor having performed in all material respects its covenants and agreements required to be performed under the Subscription Agreement;
•	the absence of any governmental action prohibiting or making illegal the Concurrent PIPE Financing;
•	the applicable investor having executed and delivered the Registration Rights Agreement and paid its applicable purchase price; and
•	the satisfaction or waiver of the applicable conditions to the Effective Time and the Merger being scheduled to close immediately following the closing of the Concurrent PIPE Financing.
The obligations of Werewolf and the investors to consummate the Concurrent PIPE Financing are subject to termination under specified circumstances, including by mutual written consent of Werewolf and investors representing a majority of the securities to be purchased, if certain applicable closing conditions become incapable of being satisfied and are not waived, automatically upon the valid termination of the Merger Agreement or, at the election of Werewolf or an applicable investor (with respect to itself only), if the closing of the Concurrent PIPE Financing has not occurred on or before January 29, 2027.
The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Subscription Agreement, which is attached to this proxy statement/prospectus as Annex J. For additional information regarding the Concurrent PIPE Financing and its relationship to the conditions to completion of the Merger, see the section entitled “The Merger Agreement” of this proxy statement/prospectus.
Werewolf Pre-Funded Warrants
In connection with the Transactions, Werewolf expects to issue two forms of Werewolf Pre-Funded Warrants. PIPE Pre-Funded Warrants will be issued to certain investors in the Concurrent PIPE Financing immediately prior to the Effective Time and will become exercisable at the Effective Time. In addition, pursuant to the Merger Agreement, a holder of Ambros Common Stock may elect, in accordance with the procedures set forth in the Merger Agreement, to receive Merger Pre-Funded Warrants at the Effective Time in lieu of shares of Werewolf Common Stock that would otherwise cause such holder’s beneficial ownership to exceed 9.99%. In such case, Werewolf will issue to such holder shares of Werewolf Common Stock up to the 9.99% beneficial ownership limitation and Merger Pre-Funded Warrants to purchase a number of shares of Werewolf Common Stock upon exercise of such Merger Pre-Funded Warrants equal to the Remaining Entitlement. If a holder does not make such election, it will receive its merger consideration in the form of Werewolf Common Stock. A holder whose beneficial ownership of Werewolf Common Stock upon the Closing would be below the 9.99% beneficial ownership limitation will not be entitled to elect to receive Merger Pre-Funded Warrants.
Each PIPE Pre-Funded Warrant and each Merger Pre-Funded Warrant provides for an exercise price of $0.001 per share of Werewolf Common Stock, with the exercise price and the number of shares of Werewolf Common Stock issuable upon exercise subject to adjustment as provided therein, and will be exercisable at any time and from time to time on or after the applicable commencement date until exercised in full. The Werewolf Pre-Funded Warrants may also be exercised on a cashless basis in accordance with their terms.

A holder of a PIPE Pre-Funded Warrant, together with its affiliates and other attribution parties, may not exercise any portion of the PIPE Pre-Funded Warrant to the extent that the holder would beneficially own more than a specified percentage of the outstanding Werewolf Common Stock immediately after giving effect to such exercise, which percentage will initially be either 4.99% or 9.99%, as applicable. A holder of a Merger Pre-Funded Warrant, together with its affiliates and other attribution parties, generally may not exercise any portion of the Merger Pre-Funded Warrant to the extent the holder would beneficially own more than 9.99% of the outstanding Werewolf Common Stock immediately after giving effect to such exercise. Subject to the terms of the applicable Werewolf Pre-Funded Warrant, a holder may increase or decrease its applicable ownership limitation, but not to a percentage exceeding 19.99%, with any increase becoming effective on the 61st day after notice thereof is delivered to Werewolf.
The foregoing descriptions of the PIPE Pre-Funded Warrants and the Merger Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by the full text of the form of PIPE Pre-Funded Warrant and the form of Merger Pre-Funded Warrant, which are filed as Exhibits 4.3 and 4.4, respectively, to the registration statement of which this proxy statement/prospectus forms a part. For additional information regarding the election by holders of Ambros Common Stock to receive Merger Pre-Funded Warrants, see the section entitled “The Merger Agreement—Merger Consideration” of this proxy statement/prospectus.
Registration Rights Agreement
At the closing of the Concurrent PIPE Financing, Werewolf will enter into the Registration Rights Agreement with the investors in the Concurrent PIPE Financing, pursuant to which Werewolf will agree to provide for the registration and resale of the shares of Werewolf Common Stock issued in the Concurrent PIPE Financing and the shares of Werewolf Common Stock issuable upon exercise of the PIPE Pre-Funded Warrants, together with certain other shares of Werewolf Common Stock issued at or in connection with the closing of the Transactions and certain securities issued or issuable with respect thereto, in each case as specified in the Registration Rights Agreement (collectively, the “Registrable Securities”).
Pursuant to the Registration Rights Agreement, the combined company will agree to prepare and file with the SEC an initial resale registration statement covering the Registrable Securities within 45 days following the Effective Time and to use its reasonable best efforts to cause such registration statement to become effective at the earliest possible date but no later than the earlier of (i) the 75th calendar day following the initial filing date of the registration statement if the SEC notifies the combined company that it will review the registration statement and (ii) the third business day after the date the combined company is notified that the SEC will not review the registration statement or that the registration statement will not be subject to further review. The combined company will agree to use its reasonable best efforts to keep such registration statement continuously effective and available for resale, subject to specified permitted suspension periods, until the earlier of (i) the date on which the investors shall have resold all the Registrable Securities covered thereby and (ii) the date on which the Registrable Securities may be resold by the investors without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act (“Rule 144”), without the requirement for the combined company to be in compliance with the current public information requirement under Rule 144 or any other rule of similar effect.
The Registration Rights Agreement also provides that the combined company will bear the registration expenses associated with the registrations contemplated thereby, while the applicable investors will bear their respective selling expenses, and contains customary indemnification obligations of the combined company and the investors.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Registration Rights Agreement, which is filed as Exhibit 10.2 to the registration statement of which this proxy statement/prospectus forms a part.
CVR Agreement
Prior to the Effective Time, Werewolf expects to declare a distribution to holders of record of outstanding shares of Werewolf Common Stock of one CVR for each outstanding share of Werewolf Common Stock held by such stockholder, subject to applicable withholding taxes. The CVRs will be issued pursuant to the CVR Agreement to be entered into between Werewolf and the Rights Agent. The record date for the distribution of CVRs will be the close of business on the last business day prior to the date on which the Effective Time occurs.
Each CVR will represent the contractual right to receive the holder’s pro rata portion of 100% of the Net Proceeds (as defined therein), if any, actually received by Werewolf or its applicable affiliates in respect of Werewolf’s conditionally activated INDUKINE programs WTX-124 and WTX-330 and related assets owned by Werewolf as of the date of the Merger Agreement and remaining owned by Werewolf as of the Closing (each, a “Legacy Asset” and collectively, the “Legacy Assets”), pursuant to any qualifying sale, license or other monetization of the Legacy Assets. In order for proceeds from a transaction involving the Legacy Assets to be eligible for payment under the CVR Agreement, the applicable agreement generally must be entered into during the period beginning on the date of the Merger Agreement and ending 12 months after the Effective Time.
Net Proceeds generally will equal the aggregate gross proceeds attributable to the Legacy Assets less specified permitted deductions, including certain taxes and documented costs and expenses associated with the Legacy Assets and their monetization. Net Proceeds will be calculated on an aggregate basis across all Legacy Assets, and permitted deductions exceeding aggregate gross proceeds in a payment period generally will be carried forward and applied against aggregate gross proceeds in subsequent payment periods.
Payments in respect of the CVRs generally will be calculated for annual payment periods and paid no later than 30 days following the end of the applicable payment period. If the aggregate Net Proceeds otherwise payable for a payment period are less than $1.0 million, such amounts generally will be carried forward until the $1.0 million threshold is met, with any remaining Net Proceeds payable following the final payment period regardless of whether the threshold has been met. The period during which holders may become entitled to payments under the CVR Agreement will end on the third anniversary of the Closing.
Prior to the Closing, Werewolf will appoint a consultant mutually agreed upon by Werewolf and Ambros to assist with the marketing, monetization and disposition of the Legacy Assets during the 12-month period following the Effective Time. The efforts of the consultant will constitute the sole efforts required to market, monetize or dispose of the Legacy Assets, and Werewolf will have no independent obligation to use efforts to market, monetize or dispose of the Legacy Assets. Werewolf will be required to reasonably cooperate with the consultant, may not take or refrain from taking any action for the primary purpose of delaying, preventing or minimizing payments to holders of the CVRs and may not enter into an agreement providing for a disposition or other monetization of a Legacy Asset without the prior written consent of the consultant.
The CVRs will not be transferable except in limited circumstances specified in the CVR Agreement, will not be certificated or listed on any securities exchange, will have no voting or dividend rights, will not accrue interest and will not represent any equity or ownership interest in Werewolf or in any constituent company to the Merger. Subject to specified exceptions, the CVR Agreement may be amended with the consent of holders of at least 10% of the then-outstanding CVRs, including with respect to amendments adverse to the interests of holders; provided that a holder’s right to receive payment of amounts payable in respect of its CVRs when due, or to enforce such payment, may not be impaired without such holder’s consent. The CVR Agreement will terminate upon specified events, including the termination of the Merger Agreement prior to the Effective Time, 45 days following the expiration of the CVR Period, the mutual written agreement of Werewolf and holders of at least 10% of the then-outstanding CVRs, or the satisfaction in full of Werewolf’s payment obligations with respect to all then-existing Legacy Asset Agreements (as defined in the form of CVR Agreement) at a time when no further amounts are or could become payable thereunder, subject to the survival of certain accrued rights and payment obligations.
There can be no assurance that Werewolf will enter into any transaction involving the Legacy Assets, that any such transaction will generate Net Proceeds or that holders of CVRs will receive any payments pursuant to the CVR Agreement.
The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of CVR Agreement attached to this proxy statement/prospectus as Annex B. For a discussion of the material U.S. federal income tax consequences of the receipt of the CVRs, see the section entitled “Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” in this proxy statement/prospectus.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
Werewolf stockholders will not sell, exchange or dispose of any shares of Werewolf Common Stock as a result of the Merger. Thus, there will be no U.S. federal income tax consequences to a holder of Werewolf Common Stock as a result of the Merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF CVRS
The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to U.S. holders (as defined below) of Werewolf Common Stock who receive the Pre-Closing Distribution prior to the Merger, as contemplated by the Merger Agreement. This section applies only to U.S. holders that hold their Werewolf Common Stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances or status including:
•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;
•
real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations; qualified foreign pension funds (or entities wholly owned by one or more qualified foreign pension funds);

•	persons that have a functional currency other than the U.S. dollar;
•	taxpayers that are subject to the mark-to-market accounting rules;
•	persons who hold shares of Werewolf Common Stock that constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
•	persons that hold their Werewolf Common Stock as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;
•	persons who acquired their shares of Werewolf Common Stock in a transaction subject to the gain rollover provisions under Section 1045 of the Code;
•
persons who acquired their shares of Werewolf Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion right under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.
This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
Werewolf has not and does not intend to seek any rulings from the IRS regarding the Pre-Closing Distribution. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed above and below or that any such positions would not be sustained by a court.
If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Werewolf Common Stock, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status and activities of the partner and the activities of the partnership. Partnerships holding any Werewolf Common Stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Pre-Closing Distribution to them.

As used in this section, a “U.S. holder” is a beneficial owner of Werewolf Common Stock that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia or otherwise treated as a U.S. tax resident for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person (within the meaning of Section 7701(a)(30) of the Code).

This discussion assumes that the distribution of the CVR to holders of Werewolf Common Stock will be treated for U.S. federal income tax purposes as a transaction that is separate and distinct from the Merger and the proposed Reverse Stock Split. If, contrary to that assumption, the distribution of the CVR to a holder of Werewolf Common Stock were integrated for tax purposes with the proposed Reverse Stock Split, this could affect the calculation of the extent to which the distribution constitutes a taxable dividend or capital gain.
EACH STOCKHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO SUCH STOCKHOLDER AS A RESULT OF RECEIPT OF THE CVR, AND ANY NON-INCOME, STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES RELEVANT TO SUCH STOCKHOLDER AS A RESULT OF THE MERGER.
Receipt of the CVR by U.S. Holders
There is substantial uncertainty as to the tax treatment of the Pre-Closing Distribution. Specifically, there is no authority directly addressing whether contingent value rights with characteristics similar to the Pre-Closing Distribution should be treated as a distribution of property with respect to the corporation's stock as a “closed transaction,” or an “open transaction” for U.S. federal income tax purposes. Under applicable U.S. tax principles, such questions are inherently factual in nature. Other characterizations are also possible. U.S. holders are urged to consult their tax advisors regarding the tax consequences to them of the receipt of the Pre-Closing Distribution.
Werewolf intends to report the issuance of the CVR to U.S. holders as a distribution of property with respect to its stock. Assuming this treatment, each U.S. holder will be treated as receiving a distribution in an amount equal to the fair market value of the CVR issued to such U.S. holder on the date of the issuance. This distribution generally should be treated first as a taxable dividend to the extent of the U.S. holder’s pro rata share of Werewolf’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. holder’s basis in its Werewolf Common Stock (but not below zero), and finally as capital gain from the sale or exchange of Werewolf Common Stock with respect to any remaining value. Such capital gain will be long-term capital gain if the U.S. holder’s holding period in the Werewolf Common Stock exceeds one year at the time of the Pre-Closing Distribution, and short-term capital gain if the U.S. holder’s holding period in the Werewolf Common Stock is one year or less on the date of the Pre-Closing Distribution. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). Werewolf currently has an accumulated deficit and expects additional losses in the current period. Thus, Werewolf expects most or all of the distribution of the CVR to be treated as other than a dividend for U.S. federal income tax purposes. However, there can be no assurance that it will be so treated. Although Werewolf will estimate the value of the CVR for purposes of any reporting to U.S. holders, the value of the CVR is uncertain and the IRS or a court could determine that the value of the CVR at the time of issuance was higher. In such case, the U.S. holders could be treated as having additional income or gain upon receipt of the CVR as described above. A U.S. holder's initial tax basis in such holder's CVR should equal the fair market value of such CVR on the date of issuance. The holding period of such CVR should begin on the day after the date of issuance. Future payments received by a U.S. holder with respect to a CVR would likely be treated as a non-taxable return of such U.S. holder’s adjusted tax basis in the CVR to the extent thereof, and payment in excess of such amount would likely be treated as ordinary income. However, the treatment of future payments, if any, pursuant to the CVRs is uncertain and alternative treatments are possible.

Open Transaction Doctrine
Alternatively, it is possible that the issuance of the CVR could be treated as subject to the “open transaction” doctrine if the value of the CVR on the distribution date cannot be “reasonably ascertained.” If the receipt of the CVR were treated as an “open transaction” for U.S. federal income tax purposes, each U.S. holder should not immediately take the CVR into account in determining whether such holder must recognize income, if any, on the receipt of the CVR and such holder would take no tax basis in the CVR. Rather, the U.S. holder’s U.S. federal income tax consequences would be determined at the time future payments, if any, with respect to the CVRs are received or deemed received, based on whether the CVRs are treated as a distribution of property or of equity, in accordance with the U.S. holder's regular method of accounting. U.S. holders are urged to consult their tax advisors regarding the tax treatment of the CVR.
Information Reporting and Backup Withholding
A U.S. holder of Werewolf Common Stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes with respect to the Pre-Closing Distribution at a rate of 24%. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder of Werewolf Common Stock, if any, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.

APPRAISAL RIGHTS
Under Delaware law, Werewolf stockholders are not entitled to appraisal rights in connection with the Merger. Holders of Ambros Capital Stock (including shares of Ambros Common Stock issued upon conversion of Ambros Preferred Stock immediately prior to the Effective Time), however, are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.
If the Merger is consummated, a holder of Ambros Capital Stock who has not delivered a written consent approving the Merger Agreement and the Transactions and who properly demands appraisal of its shares of Ambros Capital Stock, who does not effectively withdraw its demand or waive or lose the right to appraisal, and who otherwise complies with the requirements for perfecting and preserving appraisal rights, will be entitled to seek appraisal of his, her or its shares in connection with the Merger under Section 262 of the DGCL.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is publicly available and may be accessed, without subscription or cost, at https://delcode.delaware.gov/title8/c001/sc09/index.html. The following summary does not constitute any legal or other advice and does not constitute a recommendation that a holder of Ambros Capital Stock exercise its appraisal rights under Section 262 of the DGCL. Only a holder of record of shares of Ambros Capital Stock is entitled to demand appraisal rights for the shares registered in that holder’s name.
Under Section 262 of the DGCL, a holder of shares of Ambros Capital Stock who (1) has not delivered a written consent approving the Merger Agreement and the Transactions; (2) continuously is the record holder of such shares from the date of the making of the demand through the Effective Time; and (3) otherwise follows the procedures set forth in Section 262 of the DGCL may be entitled to have its shares of Ambros Capital Stock appraised by the Court of Chancery and to receive payment in cash of the “fair value” of the shares of Ambros Capital Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest to be paid, if any, on the amount determined to be fair value, as determined by the Court of Chancery. The “fair value” of the shares of Ambros Capital Stock as determined by the Court of Chancery may be more than, the same as, or less than the per share consideration that the Ambros stockholders are otherwise entitled to receive under the Merger Agreement.
Under Section 262 of the DGCL, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within 10 days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available. If the Merger is completed, within 10 days after the Effective Time, Ambros will notify its stockholders that the Merger has been approved, the Effective Time, and that appraisal rights are available to any stockholder who has not approved the Merger. In connection with the Merger, any holder of shares of Ambros Capital Stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review Section 262 of the DGCL carefully and consult with legal and financial advisors. Strict compliance with the procedures set forth in Section 262 of the DGCL is required, and failure to strictly comply with the requirements of Section 262 of the DGCL in a timely and proper manner will result in the withdrawal, loss or waiver of appraisal rights under the DGCL. A holder of Ambros Capital Stock who loses his, her or its appraisal rights will be entitled to receive the merger consideration described in the Merger Agreement. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of Ambros Capital Stock, Ambros encourages Ambros stockholders considering exercising such rights to seek the advice of legal counsel. This proxy statement/prospectus constitutes notice to holders of Ambros Capital Stock that appraisal rights are available in connection with the Merger and the full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html.
Holders of Ambros Capital Stock wishing to exercise the right to seek an appraisal of their shares of Ambros Capital Stock must do ALL of the following:
•	the Ambros stockholder must not have delivered a written consent approving the Merger;
•
the Ambros stockholder must deliver to Ambros a written demand for appraisal within 20 days after the date of the notice from Ambros that the Merger has been approved and that appraisal rights are available, and be a stockholder of record of Ambros at the time of the making of such demand;

•
the Ambros stockholder must continuously hold the shares of Ambros Capital Stock from the date of making the demand through the Effective Time (an Ambros stockholder will withdraw, lose or waive appraisal rights if the Ambros stockholder transfers the shares before the Effective Time); and

•
an Ambros stockholder of record, a beneficial owner of shares as to which the record holder has duly demanded appraisal or the combined company must file a petition in the Court of Chancery requesting a determination of the fair value of the shares of Ambros Capital Stock within 120 days after the Effective Time. The combined company is under no obligation to file any such petition, and neither Werewolf nor Ambros intends for the combined company to do so. Accordingly, it is the Ambros stockholder’s obligation to initiate all necessary action to perfect his, her or its appraisal rights in respect of his, her or its shares of Ambros Capital Stock within the time prescribed in Section 262 of the DGCL.

Filing Written Demand
Holders of shares of Ambros Capital Stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Ambros within 20 days after the date of the notice from Ambros that the Merger has been approved and that appraisal rights are available. A holder of shares of Ambros Capital Stock exercising appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the Effective Time. Failure to deliver a written consent approving the Merger will not, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any failure to deliver a written consent. An Ambros stockholder’s failure to make the written demand within 20 days after the date of the notice from Ambros will result in a withdrawal, loss or waiver of appraisal rights.
Only a holder of record of shares of Ambros Capital Stock is entitled to demand appraisal rights for the shares registered in that holder’s name on the date the written demand is made. A demand for appraisal in respect of shares of Ambros Capital Stock should be executed by or on behalf of the holder of record, and must reasonably inform Ambros of the identity of the holder and state that the person intends thereby to demand appraisal of the holder’s shares of Ambros Capital Stock in connection with the Merger.
All written demands for appraisal pursuant to Section 262 of the DGCL should be mailed or delivered to:
Ambros Therapeutics, Inc.
Attention: Corporate Secretary
4435 Eastgate Mall, Suite No. 100
San Diego, California 92121
(949) 508-0173
At any time within 60 days of the Effective Time, any holder of shares of Ambros Capital Stock who has demanded appraisal but has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration offered pursuant to the Merger Agreement by delivering to the combined company a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the Effective Time will require written approval of the combined company. No appraisal proceeding in the Court of Chancery will be dismissed without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just. If the combined company does not approve a request to withdraw a demand for appraisal when that approval is required or if the Court of Chancery does not approve the dismissal of an appraisal proceeding, the Ambros stockholder will be entitled to receive only the appraised value of his, her or its shares of Ambros Capital Stock determined in any such appraisal proceeding, which value may be more than, the same as, or less than the merger consideration.
Notice by the Combined Company
If the Merger is completed, within 10 days after the Effective Time, the combined company will notify each holder of shares of Ambros Capital Stock who has made a written demand for appraisal pursuant to Section 262 of the DGCL, and who has not delivered a written consent approving the Merger Agreement and the Transactions, that the Merger has become effective and the Effective Time thereof.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, a beneficial owner of shares as to which the record holder has duly demanded appraisal or any record holder of shares of Ambros Capital Stock who has otherwise strictly complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the combined company in the case of a petition filed by an Ambros stockholder, demanding a determination of the fair value of the shares of Ambros Capital Stock held by all Ambros stockholders entitled to appraisal. The combined company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the combined company will file a petition or initiate any negotiations with respect to the fair value of the shares of Ambros Capital Stock. Accordingly, any holder of shares of Ambros Capital Stock who desires to have its shares appraised should initiate all necessary action to perfect its appraisal rights in respect of its shares of Ambros Capital Stock within the time and in the manner prescribed in Section 262 of the DGCL. The failure of a holder of Ambros Capital Stock to file such a petition within the period specified in Section 262 of the DGCL could nullify the holder’s previous written demand for appraisal.
Within 120 days after the Effective Time, any record holder of shares of Ambros Capital Stock who has strictly complied with Section 262 of the DGCL will be entitled, upon request given in writing, to receive from the combined company a statement setting forth the aggregate number of shares with respect to which the holders have not delivered a written consent approving the adoption of the Merger Agreement and the Transactions and with respect to which the combined company has received demands for appraisal, and the aggregate number of holders of such shares. The combined company must give this statement to the requesting Ambros stockholder within 10 days after receipt of the written request for such a statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares of Ambros Capital Stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request from the combined company the foregoing statements. As noted above, however, the demand for appraisal can only be made by an Ambros stockholder of record.
If a petition for an appraisal is duly filed by a holder of shares of Ambros Capital Stock and a copy thereof is served upon the combined company, the combined company will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all Ambros stockholders who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached. After notice to the Ambros stockholders who have demanded appraisal and the combined company, if such notice is ordered by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the Ambros stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss that Ambros stockholder from the proceedings.
Determination of Fair Value
After determining the holders of Ambros Capital Stock entitled to appraisal, the Court of Chancery will appraise the shares of Ambros Capital Stock in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the proceeding, the Court of Chancery will determine the “fair value” of Ambros Capital Stock as of the Effective Time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Court of Chancery so determines, by the combined company to the Ambros stockholders entitled to receive the same, upon surrender by those Ambros stockholders of the certificates representing their shares of Ambros Capital Stock or, in the case of holders of uncertificated shares of Ambros Capital Stock, forthwith. Unless the court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Board of Governors of the Federal Reserve System’s (or a Federal Reserve Bank acting under the appropriately delegated authority) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the appraisal proceeding, the combined company may pay to each Ambros stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided in the preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time.
In determining fair value, the Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
An Ambros stockholder considering seeking appraisal should be aware that the fair value of its shares of Ambros Capital Stock as so determined by the Court of Chancery could be more than, the same as, or less than the merger consideration he, she or it would receive pursuant to the Merger if he, she or it did not seek appraisal of its shares and that an opinion of an investment banking firm as to the fairness, from a financial point of view, of the merger consideration payable in the Merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. Although Werewolf and Ambros believe that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and Ambros stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Werewolf nor Ambros anticipates offering more than the merger consideration to any holder of Ambros Capital Stock exercising appraisal rights, and each of Werewolf and Ambros reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of Ambros Capital Stock is less than the merger consideration. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable under the circumstances. Each Ambros stockholder seeking appraisal is responsible for his, her or its attorneys’ fees and expert witness expenses, although, upon application of an Ambros stockholder, the Court of Chancery may also order that all or a portion of the expenses incurred by an Ambros stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the shares entitled to be appraised.
If any Ambros stockholder who demands appraisal of his, her or its shares of Ambros Capital Stock under Section 262 of the DGCL fails to perfect, waives, or loses or successfully withdraws, such holder’s right to appraisal, the Ambros stockholder’s shares of Ambros Capital Stock will be deemed to have been converted at the Effective Time into the right to receive the merger consideration. The Ambros stockholder will fail to perfect, waive, or effectively lose or withdraw, the holder’s right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the Effective Time or if the Ambros stockholder delivers to the combined company a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger consideration in accordance with Section 262 of the DGCL within 60 days of the Effective Time or thereafter with the written approval of the combined company.
From and after the Effective Time, no Ambros stockholder who has demanded appraisal rights will be entitled to vote such shares of Ambros Capital Stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions on the holder’s shares of Ambros Capital Stock, if any, payable to Ambros stockholders of record as of a date prior to the Effective Time. If no petition for an appraisal is filed, or if the Ambros stockholder delivers to the combined company a written withdrawal of the demand for an appraisal and an acceptance of the merger consideration, either within 60 days after the Effective Time or thereafter with the written approval of the combined company, then the right of such Ambros stockholder to an appraisal will cease. Once a petition for appraisal is filed with the Court of Chancery, however, the appraisal proceeding may not be dismissed as to any Ambros stockholder who commenced the proceeding or joined that proceeding as a named party without the approval of the Court of Chancery.
Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the failure to perfect, loss or waiver of an Ambros stockholder’s statutory appraisal rights. In view of the complexity of Section 262 of the DGCL, any holder of Ambros Capital Stock wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights. To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 will govern.

INFORMATION REGARDING WEREWOLF
Throughout this section, unless otherwise noted, “our,” “we,” and “the Company” refer to Werewolf and its subsidiaries.
Overview
We are a biopharmaceutical company that has developed conditionally activated therapeutics engineered to stimulate the body’s immune system for the treatment of cancer. Our clinical development program is focused on WTX-124 and WTX-330, systemically delivered, conditionally activated IL-2 and IL-12 INDUKINE molecules, respectively, designed for the potential treatment of multiple solid tumor indications.
We are evaluating WTX-124 in a Phase 1/1b clinical trial as a monotherapy and in combination with Merck & Co., Inc.’s anti-programmed cell death protein 1 (“PD-1”) therapy KEYTRUDA (“pembrolizumab”) in patients with immunotherapy-sensitive advanced or metastatic solid tumors who have progressed on, or are intolerant of, standard of care treatment, including checkpoint inhibitor therapy. In December 2025, we reported that WTX-124 initial Phase 1b expansion arm data showed a 21% objective response rate as a monotherapy in heavily pretreated patients with advanced or metastatic cutaneous melanoma and a 30% objective response rate in patients who were not primary resistant to immunotherapy, with no evidence of vascular leak syndrome or recurrence of prior immune-related adverse events. The Phase 1/1b clinical trial of WTX-124 is expected to be completed in the fourth quarter of 2026. Additional funding will be required to initiate any further development of WTX-124.
We evaluated WTX-330 in a first-in-human Phase 1 clinical trial for the treatment of patients with relapsed/refractory advanced or metastatic solid tumors or non-Hodgkin’s lymphoma, including those with primary or secondary resistance to standard of care immunotherapies as well as patients with indications for which immunotherapy is not approved. That Phase 1 clinical trial was completed in the first quarter of 2025. Guided by data from the Phase 1 clinical trial, we initiated a Phase 1b/2 clinical trial of WTX-330 in the first quarter of 2025 in patients with selected advanced or metastatic solid tumors. In December 2025, we reported evidence of favorable tolerability and antitumor activity, with one confirmed partial response in a patient with metastatic gallbladder cancer who had failed all prior standard therapies but experienced a 45% reduction in tumor target lesions as measured by RECIST 1.1 in the clinical trial of WTX-330. The dose- and regimen-determining Part A of the Phase 1b/2 clinical trial is expected to be completed in the fourth quarter of 2026. Additional funding will be required to further develop WTX-330.
We are currently seeking strategic partnerships for the further development of our clinical programs. Any such transaction entered into during the applicable period would be subject to the CVR Agreement, as described under “—Commercialization Plan.”
Prior to the EMD Asset Sale transaction described below under the subsection entitled “—Recent Developments,” we leveraged our proprietary PREDATOR platform to design conditionally activated molecules that stimulate both adaptive and innate immunity with the goal of addressing the limitations of conventional proinflammatory immune therapies. Our molecules, which we refer to as INDUKINE and INDUCER molecules, are intended to activate selectively in the tumor microenvironment (“TME”). WTX-124 and WTX-330 are the most advanced INDUKINE molecules. We also utilized our PREDATOR platform know-how and expertise to develop proprietary INDUCER T cell engager molecules, all of which were in preclinical studies. Immune cell engagers, such as T cell engagers, are typically bispecific antibodies that redirect immune cells to cancer cells via engagement with tumor associated cell surface antigens, leading to immune cell mediated killing of the cancer cells.
Recent Developments
In April 2022, we entered into the Jazz Collaboration Agreement with Jazz under which Jazz acquired exclusive global development and commercialization rights to JZP898, formerly WTX-613, a differentiated, conditionally activated IFNα INDUKINE molecule. On May 6, 2026, we entered into the Jazz Purchase Agreement with Jazz pursuant to which we sold to Jazz the 898 Program for the development, manufacturing, commercialization, use and other exploitation of JZP898. Pursuant to the Jazz Purchase Agreement and related ancillary agreements, Jazz paid us upfront consideration of $21.0 million and has agreed to pay an additional $2.0 million upon the consent to the partial assignment of a certain license agreement, as and to the extent such agreement relates to the conduct of the 898 Program. Jazz also assumed certain liabilities of ours relating to the 898 Program arising after the closing of the transaction. Effective as of the closing of the transaction, the Jazz Collaboration Agreement was terminated.
On August 14, 2026, we entered into the EMD Purchase Agreement with EMD, pursuant to which, and subject to the terms and conditions of the EMD Asset Sale, we sold to EMD technology comprising our pre-clinical INDUCER platform, including all patents and know-how related thereto, pre-clinical compounds and related intangible assets, and our INDUKINE platform, including certain patents, certain know-how related thereto, and pre-clinical compounds, excluding the clinical development programs for WTX-124 and WTX-330. Simultaneously with the execution of the EMD Purchase Agreement, on August 14, 2026, we entered into the EMD License Agreement with EMD pursuant to which EMD granted us an exclusive, field-limited license to certain patents included in the assets transferred as part of the EMD Asset Sale that enable us to exploit and perform clinical development programs for WTX-124 and WTX-330. Following the EMD Asset Sale, we retained all rights necessary for the continued clinical development of WTX-124 and WTX-330.
Traditional Cancer Therapy, Immunotherapy and the Need for New Treatment Options
The treatment of certain cancers has improved markedly over the past decade. Whereas many cancer treatments were historically limited to surgical removal, chemotherapy and radiation, recent advances target specific genetic changes in individual tumors or redirect the patient’s immune system to eliminate tumors and improve patient outcomes. The latter approach, referred to as immunotherapy, represents one of the fastest growing segments in cancer treatment. The goal of immunotherapy is to harness an individual’s immune system to better enable it to identify, attack and kill tumor cells and to form long-term immunologic memory against tumors. The immune system is generally divided into the innate and adaptive arms, which are responsible for driving immediate and lasting antitumor responses, respectively. The innate immune system involves a diverse set of cells, including natural killer (“NK”) cells, mast cells, eosinophils, basophils, neutrophils, macrophages and dendritic cells (“DCs”), all of which generate a rapid local response to a foreign body, pathogen or tumor cell and release signals to activate and recruit cells, specifically lymphocytes, from the adaptive immune system. The adaptive immune system is the line of defense that is specific to a pathogen or tumor antigen and is composed of T cells and B cells, which work in concert to kill cells directly, produce antibodies and form immunologic memory. The latter is critical for the body’s immune response upon re-exposure to the initial antigen or pathogen. Many of the recent advances in immuno-oncology, such as immune checkpoint inhibitors, have focused on improving the function of T cells.
The development of immune checkpoint inhibitors, in particular PD-1 and programmed death-ligand 1 inhibitors, revolutionized the treatment of many cancers. The efficacy of these T cell targeted immunomodulators, both as single agents and in combination with standard of care therapies, including chemotherapy, has resulted in many of these regimens moving up the treatment paradigm to become first- or second-line treatment options in numerous cancer types, and the landscape for immunotherapy continues to rapidly evolve. However, features of the tumor cells or the TME play a role in the efficacy of immune checkpoint inhibitors, leaving many patients with advanced or metastatic disease either ineligible for or unresponsive to treatment with immune checkpoint inhibitors. The majority of patients who do respond to these therapies ultimately develop resistance and experience disease progression. As a result, many patients are still underserved and could benefit from novel approaches to immunotherapy that complement and/or enhance checkpoint inhibition, whether as monotherapy or in combination. We believe that one way to improve outcomes for cancer patients is to stimulate additional or de novo immune cell responses within the innate and adaptive arms of the immune system to complement immune checkpoint inhibitor therapy.
We developed conditionally activated proinflammatory immunomodulators, including WTX-124 and WTX-330, that are designed to address limitations associated with systemic cytokine therapies. Cytokines are small biologically active proteins that play an essential role in immune cell function of both the innate and adaptive arms of the immune system. These proteins regulate immune responses by acting as chemical messengers for the body’s immune cells through receptor site binding. Interleukins, such as IL-2 and IL-12, are specific types of cytokines, produced primarily by cells of the immune system to signal and organize the immune response. In cancer, cytokines facilitate the ability of the immune system to recognize tumor cells as abnormal and harmful to the host. Cytokines further increase the proliferation of, enhance the survival of and direct a variety of immune cell types to infiltrate the TME and promote potent antitumor immune responses resulting in tumor cell killing and tumor clearance. Three cytokine therapies have received FDA approval for cancer treatment: (1) aldesleukin for the treatment of metastatic renal cell carcinoma (“RCC”) and metastatic melanoma; (2) interferon alfa-2b for the treatment of several malignancies, including advanced melanoma; and most recently (3) nogapendekin alfa inbakicept for non-muscle invasive bladder cancer.
However, despite promising antitumor activity, the clinical utility of approved cytokine therapies is limited due to toxicity and poor pharmaceutical properties, such as short half-life, reduced exposure of active drug in the tumor and the requirement for frequent administration. The efficacy observed is often accompanied by side effects that can be severe and can make treatment difficult for many patients to tolerate, which limits the ability of patients to remain on therapy long-term. The need to improve the pharmaceutical properties of cytokines to achieve increased therapeutic indexes provides an opportunity to address a large unmet need for safer, and potentially more efficacious, cytokine therapeutics for the treatment of cancer. WTX-124 and WTX-330 were engineered to be delivered systemically and have activity selectively upon reaching the TME, thus aiming to potentially limit systemic toxicity. We believe this profile may help overcome the limitations seen with other cytokine approaches.
INDUKINE Molecules
We rationally engineered WTX-124 and WTX-330 to have four key characteristics that we believe may provide these product candidates with a unique profile and potential advantages in clinical settings when compared to other cytokines currently approved or in development:
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Optimized Antitumor Activity: The active portion of each molecule consists of a fully potent and functional cytokine molecule delivered directly into the tumor. We believe that delivery of a cytokine molecule into the TME may enable WTX-124 and WTX-330 to capture the full proinflammatory and immunomodulatory potential of their respective cytokines and potentially result in optimal antitumor activity.

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Enhanced Tolerability: To improve tolerability, WTX-124 and WTX-330 are designed to be administered as inactive prodrugs that employ a tailored, high affinity blockade to minimize off-target toxicity. The molecules are designed to prevent peripheral pathway activation, as well as target-mediated disposition in normal tissues, with the goal of minimizing potential toxicity.

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Optimized Pharmaceutical Properties: WTX-124 and WTX-330 are designed to be stable in the bloodstream and periphery and to have a long serum half-life, which we believe may achieve efficacy without requiring the frequent dosing that is a limiting requirement of approved recombinant cytokines, such as aldesleukin, a recombinant human IL-2 (“rhIL-2”) therapy. The design of these molecules is intended to achieve high, biologically relevant tumor tissue exposure. Once the molecules are cleaved within the tumor, the cytokine is released for either intratumoral target binding or rapid systemic clearance.

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Conditional Activation: Upon reaching the TME, WTX-124 and WTX-330 are designed to be activated via cleavage of their linkers by tumor-specific proteases, which results in release of the applicable cytokine in the tumor. The linkers were selected to be cleaved in the tumor and remain stable in circulation and normal non-tumor tissues, with the goal of enhancing the tolerability profile of these molecules.

Our Programs
WTX-124: Our IL-2 INDUKINE Molecule
Overview
Our lead product candidate, WTX-124, is a systemically delivered, conditionally activated IL-2 INDUKINE molecule that we are developing to minimize the severe toxicities observed with rhIL-2 therapy and maximize clinical benefit when administered as monotherapy or in combination with immune checkpoint inhibitors in patients with immunotherapy sensitive advanced or metastatic solid tumors. We believe that these properties will also allow WTX-124 to have potential applicability in indications beyond those for which rhIL-2 therapy is currently approved. WTX-124 is designed to include preservation of full IL-2 potency and function as observed in preclinical studies, high affinity blockade of IL2-IL2R interaction in systemic circulation and non-tumor tissues, half-life extension for optimal tumor exposure and conditional protease activation within the TME due to our proprietary linker.
We designed WTX-124 to address the limitations of next generation IL-2 therapies in development by blocking the binding of IL-2 to the IL-2R in the periphery, thereby inhibiting IL-2 signaling and potentially minimizing toxicities, while maintaining binding to the high affinity IL-2Ra/ß/g in tumors to ensure the full pharmacology of IL-2.
WTX-124 consists of wild-type human IL-2, an IL-2Rß blockade element that eliminates binding to both high and medium affinity IL-2Rs expressed in normal tissues to neutralize IL-2 activity in the periphery, an antibody fragment that extends the circulation half-life and a proprietary linker for cleavage in the TME. As a prodrug, WTX-124 is conditionally activated in the TME to release an IL-2 cytokine to stimulate an antitumor immune response but with reduced peripheral toxicities. In preclinical studies, WTX-124 exhibited a favorable pharmacokinetic and tolerability profile with robust antitumor activity driven by the differentiation, activation and expansion of T effector and memory lymphocyte immune responses.

Market Opportunity
WTX-124 is being developed for patients with immunotherapy sensitive solid tumors, or tumors for which immune checkpoint inhibitors are standard of care. Unfortunately, many patients progress while receiving standard of care checkpoint inhibitors. Therefore, a major unmet medical need exists for new therapies that are tolerable and efficacious in this population. WTX-124 has the potential to address this high unmet medical need, either as monotherapy or in combination with approved immune checkpoint inhibitors. In a first-in-human clinical trial, we evaluated WTX-124 as a monotherapy and in combination with pembrolizumab.
According to the Checkpoint Inhibitors Global Market Report 2024, the global checkpoint inhibitors market is expected to grow to $55.64 billion in 2028 at a compound annual growth rate of 10.1%.
WTX-124 Clinical Development Plan and Interim Results
We are currently evaluating WTX-124 in a Phase 1/1b clinical trial as a monotherapy and in combination with Merck & Co., Inc.’s anti-PD-1 therapy pembrolizumab in patients with immunotherapy sensitive advanced or metastatic solid tumors who have failed, or are intolerant of, standard of care treatment, including checkpoint inhibitor therapy. In November 2023, we announced preliminary first-in-human clinical data from the initial monotherapy dose-escalation cohorts in the Phase 1/1b clinical trial. The preliminary data established proof of mechanism for WTX-124 and proof of concept for our INDUKINE design, and included assessments of safety and tolerability, pharmacokinetics, relevant biomarkers and preliminary antitumor activity. In June 2024, at the American Society of Clinical Oncology Annual Meeting, we presented updated interim data from dose escalation, both monotherapy and combination therapy with pembrolizumab, in the Phase 1/1b clinical trial, and announced our recommended dose for expansion of 18 mg for monotherapy, and opening of monotherapy expansion arms. In December 2025, we reported updated interim data from the Phase 1/1b clinical trial for WTX-124 as of October 30, 2025, which included objective, durable responses as a monotherapy in melanoma, cutaneous squamous cell carcinoma, and gastroesophageal junction cancer, and in combination with pembrolizumab in cutaneous melanoma, non-small cell lung cancer, and renal cell carcinoma. The monotherapy objective response rate of 21% seen in heavily pretreated patients with advanced or metastatic cutaneous melanoma is consistent with historic high-dose IL-2 activity. There was no evidence of vascular leak syndrome or recurrence of prior immune-related adverse events, and with Grade 3 and 4 related treatment-emergent adverse events seen in 25.5% (27/106) and 1.9% (2/106), respectively, based on clinical data as of October 20, 2025. For patients in this same melanoma population who were not primary resistant to immunotherapy (i.e., who showed prior evidence of responsiveness to approved monotherapy), a 30% objective response rate was observed. Among patients treated on study with either 12 or 18 mg of WTX-124, tumor regression was seen in approximately 33% of tumors, including renal cell carcinoma, cutaneous squamous cell carcinoma, non-small cell lung cancer, and additional solid tumor indications. In addition, at a recent End of Phase 1 meeting with the FDA, 18 mg was accepted as the recommended dose for further development, and the FDA provided initial guidance for a monotherapy WTX-124 registration path in post-ICI advanced or metastatic relapsed/refractory melanoma. In October 2025, the FDA granted Werewolf Fast Track designation for the use of WTX-124 for the potential treatment of patients with locally advanced or metastatic cutaneous melanoma after standard of care immunotherapy. The Phase 1/1b clinical trial of WTX-124 is expected to be completed in the fourth quarter of 2026. Additional funding will be required to initiate any further development, which could include a registration-enabling trial. We are currently seeking a strategic partnership for the further development of WTX-124.
The rationale for our clinical development strategy is as follows:
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IL-2 has been shown to have single agent activity in some cancers. Aldesleukin is approved for the treatment of metastatic RCC and metastatic melanoma. However, due to the toxicity associated with aldesleukin, which is noted in a black box warning, the drug is used infrequently. We believe, based on the mechanism of action of WTX-124, that it has the potential to achieve higher intratumoral exposures of IL-2 than aldesleukin with reduced systemic toxicity and thereby produce monotherapy antitumor immune responses in patients with historically immunotherapy-sensitive tumor types who have progressed on, or subsequent to, immune checkpoint inhibitor therapy. Our preclinical data with WTX-124 showed that WTX-124 has single agent antitumor activity in mouse tumor models and was well-tolerated. WTX-124 was also tolerated in non-human primates at doses greater than predicted to be required for antitumor activity based on modeling the mouse tumor data. The data in our Phase 1/1b clinical trial has demonstrated monotherapy antitumor activity at doses delivered in the outpatient setting. Single agent activity with competitor IL-2 compounds has been limited, potentially affording an opportunity for us to pursue an expedited clinical development and regulatory strategy for WTX-124 if we can continue to show positive single arm efficacy data in a relapsed or refractory tumor type with high unmet medical need.
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IL-2 agonists and immune checkpoint inhibitors may act synergistically to enhance antitumor immune response. Clinical results have shown that aldesleukin induces responses as a single agent in patients who have progressed on immune checkpoint inhibitors. Our preclinical data with WTX-124 highlight the potential benefit of WTX-124 when combined with an anti-PD-1 antibody. These results suggest that combining novel IL-2 therapies with checkpoint inhibitors merits further evaluation as a regimen for treating cancer.

WTX-330: Our IL-12 INDUKINE Molecule
Overview
Our second product candidate, WTX-330, is a systemically delivered, conditionally activated IL-12 INDUKINE molecule that we are developing to minimize the severe toxicities observed with recombinant human IL-12 (“rhIL-12”) therapy and maximize clinical benefit when administered as monotherapy or in combination with standard of care therapies including checkpoint inhibitors in relapsed or refractory advanced or metastatic solid tumors or lymphoma.
IL-12 is a potent, pleiotropic cytokine for immune-mediated killing of cancer cells, whose mechanism of action includes stimulation of both innate and adaptive immune responses. IL-12 is a heterodimeric cytokine (p70) containing two subunits (p35 and p40). A subset of antigen-presenting cells, such as DCs, produce IL-12 upon activation, during the antigen presentation process. Binding of IL-12 to the IL-12R expressed on multiple immune cell populations activates the JAK/STAT signaling pathway resulting in helper T cell differentiation, activation of cytotoxic NK and T cells, and inhibition or reprogramming of immunosuppressive cells such as tumor-associated macrophages or myeloid-derived suppressor cells. IL-12 also increases the expression of antigen-presentation machinery, which is necessary to initiate an immune response in tumors that have not naturally stimulated an antitumor immune response, also referred to as “cold” tumors. IL-12 induces the production of interferon gamma (“IFNγ”) a potent proinflammatory mediator of the downstream activities of IL-12 signaling. IFNγ, in turn, increases the production of IL-12 by mature DCs aiding in their antigen presentation capacity and driving activation of effector T cells. Numerous studies conducted by others have demonstrated that IL-12 treatment has significant antitumor activity in a range of preclinical models, with the induction of a long-lasting antitumor immune memory.
Due to the robust antitumor activity seen in preclinical studies, there has been significant interest in developing rhIL-12 therapy for advanced solid tumors. In early clinical trials conducted by a third party, the use of systemically administered rhIL-12 produced evidence of clinical activity in several tumor types, including RCC, melanoma and non-Hodgkin’s lymphoma. However, the systemic administration of rhIL-12 was shown to be toxic. Trials at tolerated doses yielded modest clinical activity, potentially due to a lack of sufficient and durable exposure of rhIL-12 in the TME at lower doses.
WTX-330 is designed to improve the pharmacological properties of IL-12 and requires less frequent systemic administration. The prodrug is designed to remain inactive while circulating in the periphery and is activated preferentially in the TME to release an IL-12 cytokine. We believe activation of WTX-330 in the TME may have the potential to stimulate a robust antitumor immune response while minimizing the peripheral toxicities that have been associated with systemic administration of rhIL-12 therapy. WTX-330 is designed to include high affinity blockade of IL-12 - IL-12R interaction in systemic circulation and non-tumor tissues, half-life extension for optimal tumor exposure and conditional protease activation due to our proprietary linker. In preclinical studies, we have observed high antitumor activity of an IL-12 INDUKINE surrogate molecule across a broad range of preclinical tumor models and that it has a favorable pharmacokinetic and tolerability profile.
WTX-330 Clinical Development Plan
We evaluated WTX-330 in a first-in-human Phase 1 clinical trial for the treatment of immunotherapy resistant advanced or metastatic solid tumors or lymphoma. We reported initial data from the Phase 1 clinical trial in June 2024 and presented updated interim safety and efficacy data from the Phase 1 clinical trial at the Society for Immunotherapy of Cancer Annual Meeting in November 2024, highlighting the tolerability profile and monotherapy efficacy signals of WTX-330. The Phase 1 clinical trial was completed in the first quarter of 2025. Guided by these data, we initiated a Phase 1b/2 clinical trial of WTX-330 in the first quarter of 2025 in patients with selected advanced or metastatic solid tumors. In the Phase 1b/2 clinical trial of WTX-330, additional evidence of favorable tolerability and antitumor activity in challenging tumor types was observed in the first twelve patients treated as of the data cutoff date of October 31, 2025. These results build upon data from the first-in-human Phase 1 clinical trial. An optimized manufacturing process for WTX-330 was introduced in this study, which demonstrated improvement in the safety profile, pharmacokinetics, and therapeutic index. At a dose of 0.024 mg/kg IV twice weekly, WTX-330 had a 17-fold higher Cmax than the published Cmax of rhIL-12, and at all dose levels, free IL-12 levels were 0.12% of prodrug exposure. As of December 2, 2025, there was one confirmed partial response in a patient with metastatic gallbladder cancer who had failed all prior standard of care therapies but experienced a 45% reduction in tumor target lesions by RECIST 1.1 in the clinical trial of WTX-330. Additional funding will be required to further develop WTX-330, which could include sequential administration of WTX-330 and WTX-124 that may provide a novel development path in poorly immunogenic tumors. We are currently seeking a strategic partnership for the further development of WTX-330.
Competition
The pharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, knowledge, experience and scientific resources provide us with certain competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies; academic institutions; governmental agencies; and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing treatments and new treatments that may become available in the future.
We compete with other companies working to develop immunotherapies for the treatment of cancer including divisions of large pharmaceutical and biotechnology companies of various sizes. These companies are developing cytokines as immunotherapies using different modalities, including monoclonal antibodies, cell therapies, oncolytic viruses and vaccines.
Our lead product candidate, WTX-124, if approved, may face competition from other IL-2 based cancer therapies. Aldesleukin has been approved and is marketed for the treatment of both metastatic RCC and metastatic melanoma. In addition, we are aware of numerous clinical and preclinical IL-2 molecules using different platforms being developed for oncology indications, including programs from Anaveon AG, Anwita Biosciences, Inc., Ascendis Pharma A/S, Asher Biotherapeutics, Inc., Aulos Bioscience, Inc., BioNTech SE, Cue Biopharma, Inc., DEKA Biosciences, Inc., Merck & Co., Inc., Medicenna Therapeutics Corp., F. Hoffmann-La Roche AG, Synthekine, Inc., and Xilio Therapeutics, Inc.
There are no approved IL-12 therapies currently on the market for the treatment of cancer. However, if approved, WTX-330 may face competition from other IL-12 cytokine programs in clinical and preclinical development for oncology indications, including programs from Sanofi S.A. (Amunix), DEKA Biosciences, Inc., DragonFly Therapeutics, Inc., Juno Therapeutics, Inc. (Bristol-Myers Squibb Company), OncoSec Medical Incorporated, PDS Biotechnology, Philogen S.p.A., Sonnet BioTherapeutics, Inc., Turnstone Biologics Corp. (partnered with Takeda Pharmaceutical Company Limited), Xilio Therapeutics, Inc., and Zymeworks Inc.
We are developing WTX-124 and WTX-330 as potential monotherapies in relapsed or refractory tumor types or in combination with checkpoint inhibitors or other standard of care therapies in advanced or metastatic malignancies with high unmet medical need. Standard of care therapies include chemotherapy, targeted therapy, and more recently, immunotherapies, including monoclonal antibodies and bispecific formats, antibody drug conjugates, adoptive cellular therapies, and cytokines. In addition, there are numerous investigational agents in clinical development. Combining agents to improve patient outcomes and prevent emergence of resistance has become the paradigm for treatment of cancer.
Many of our competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing and marketing than we do. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors will also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or that may be necessary for, our programs.
Our commercial potential could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated. The key competitive factors affecting the success of WTX-124 and WTX-330 are likely to be efficacy, safety and convenience.
Manufacturing
We do not own manufacturing facilities capable of producing drug product for clinical trials or at clinical scale. We must manufacture drug product for clinical trial use in compliance with GMPs or similar foreign standards. The GMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. We do not have and we do not currently plan to acquire or develop the facilities or capabilities to manufacture GMP drug substance or filled drug product for use in human clinical trials. As a result, we rely on third-party contract manufacturers to manufacture all of our clinical trial product supplies for WTX-124 and WTX-330. We also contract with third parties for the filling, labeling, packaging, storage and distribution of investigational drug products for WTX-124 and WTX-330.
The manufacturing facilities for WTX-124 and WTX-330 must meet GMP requirements and are subject to FDA inspection before any product is approved and commercial products can be manufactured. Our third-party manufacturers are also subject to periodic inspections of their facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our product candidates to assess compliance with applicable regulations.
Commercialization Plan
Our current strategy with respect to WTX-124 and WTX-330 is to seek strategic partnerships for the further development of these programs. In connection with the Merger, WTX-124 and WTX-330 and the related assets that remain owned by Werewolf at the Effective Time will constitute Legacy Assets subject to the arrangements described under the section entitled “Agreements Related to the Merger—CVR Agreement” of this proxy statement/prospectus.
Intellectual Property
Our intellectual property is critical to our business, and we strive to protect it, including by seeking to obtain and maintaining patent protection in the United States and internationally to cover our product candidates, their methods of use and processes for their manufacture and any other inventions that are commercially important to the development of our business. We also rely on trade secrets and proprietary know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.
Our patent portfolio includes patents and patent applications with composition of matter and method of use claims with respect to WTX-124 and WTX-330 and claims directed to technology used in the development of these product candidates. As described under the subsection entitled “—Recent Developments,” in connection with the sale of the Transferred Assets, we transferred to EMD certain intellectual property relating to our INDUKINE platform and our pre-clinical INDUCER platform. We retained all rights necessary for the continued development of WTX-124 and WTX-330, including rights licensed to us pursuant to the EMD License Agreement to certain patents included in the assets transferred pursuant to the EMD Purchase Agreement. We also rely on trade secrets and proprietary know-how and seek patent protection, as appropriate, with respect to WTX-124 and WTX-330 and related technologies.
Our commercial success depends in part on our ability to obtain and maintain proprietary protection for WTX-124 and WTX-330 and related technologies and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. We seek to protect our proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and patent applications related to technology, inventions and improvements that are important to the continued development of WTX-124 and WTX-330. We also rely on trademarks, trade secrets, copyright protection, know-how and confidential information to develop and maintain our proprietary position. With respect to WTX-124 and WTX-330, we have been granted and intend to continue to pursue patent protection covering compositions and methods of manufacture and use, including therapeutic use, as appropriate. We have sought and plan to continue to seek patent protection relating to these programs, either alone or jointly with our collaborators, as our agreements may dictate.

In some instances, we submit patent applications directly with the USPTO as provisional patent applications. Provisional applications for patents were designed to provide a lower-cost first patent filing in the United States. Corresponding non-provisional patent applications must be filed not later than 12 months after the provisional application filing date. The corresponding non-provisional application benefits in that the priority date(s) of the patent application is/are the earlier provisional application filing date(s), and the patent term of the finally issued patent is calculated from the later non-provisional application filing date. This system allows us to obtain an early priority date, add material to the patent application(s) during the priority year, obtain a later start to the patent term and to delay prosecution costs, which may be useful in the event that we decide not to pursue examination in an application. While we intend to timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.
We file U.S. non-provisional applications and Patent Cooperation Treaty (“PCT”) applications that claim the benefit of the priority date of earlier filed provisional applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application, and to designate all of the PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. The PCT searching authority performs a patentability search and issues a non-binding patentability opinion, which can be used to evaluate the chances of success for the national applications in foreign countries prior to having to incur the filing fees. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications.
At the end of the period of two and a half years from the first priority date of the patent application, separate patent applications can be pursued in any of the PCT member states either by direct national filing or, in some cases by filing through a regional patent organization, such as the European Patent Organization. The PCT system delays expenses, allows a limited evaluation of the chances of success for national/regional patent applications and enables substantial savings where applications are abandoned within the first two and a half years of filing.
For all patent applications, we determine claiming strategy on a case-by-case basis. Advice of counsel and our business model and needs are always considered. We file patent applications containing claims for protection of applications and uses of technologies relating to WTX-124 and WTX-330 that we determine are strategically valuable. We continuously reassess the number and type of patent applications, as well as existing patent claims, to seek appropriate coverage and value for these programs, given existing patent office rules and regulations. Further, claims may be modified during patent prosecution to meet our intellectual property and business needs.
We recognize that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention and the ability to satisfy the enablement requirement of the patent laws. The patent positions of therapeutic polypeptide companies like ours are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, we may not obtain or maintain adequate patent protection for WTX-124 and WTX-330 or related technologies. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.
Regardless of the coverage we seek under our existing patent applications, there is always a risk that an alteration to the product or process may provide sufficient basis for a competitor to avoid infringement claims. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and courts can reinterpret patent scope after issuance. Moreover, many jurisdictions, including the United States, permit third parties to challenge allowed or issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. Moreover, we cannot provide any assurance that any patents will be issued from our pending or any future applications or that any current or future issued patents will adequately protect our products.
Following the EMD Asset Sale, our patent portfolio relating to WTX-124 and WTX-330 includes patents and patent applications that we own or in-license pursuant to the EMD License Agreement and that are in various stages of the patent application filing and examination process in jurisdictions worldwide.
Our patent portfolio also includes patents and patent applications that we license from Harpoon.

Our patent portfolio as of August 31, 2026, for each of WTX-124 and WTX-330 is summarized below.
WTX-124
We own or in-license seven patent families directed to IL-2 INDUKINE molecules and our WTX-124 product candidate.
One of the families includes patents issued in the United States (five patents), Australia (two patents), Europe, Hong Kong, Israel, Japan (two patents), Republic of Korea, Mexico, and Russian Federation with certain composition of matter claims with respect to IL-2 INDUKINE molecules and WTX-124. We have also filed pending U.S. applications and pending foreign patent applications in Australia, Brazil, Canada, China, European Patent Office, Hong Kong, India, Israel, Japan, Mexico, Russian Federation, Singapore and South Africa that claim certain compositions of matter and methods of use with respect to IL-2 INDUKINE molecules and WTX-124. The 20-year term for patents in this family runs through 2039, excluding any extension of patent term that may be available. A second patent family currently includes patents issued in the United States (two patents), Israel, Japan and Singapore and pending applications in the United States, Australia, Brazil, Canada, China, European Patent Office, Hong Kong, India, Israel, Japan, Republic of Korea, Mexico, Russian Federation, Singapore and South Africa with claims directed to certain compositions of matter and methods of use with respect to IL-2 INDUKINE molecules and WTX-124. The 20-year term for patents in this family runs through to 2040, excluding any extension of patent term that may be available. A third patent family currently includes pending applications in the United States, Australia, Canada, China, European Patent Office, Japan, and Republic of Korea that claim certain pharmaceutical compositions and methods of use of IL-2 INDUKINE molecules and our WTX-124 product candidate. The 20-year term for patents in this family will run through to 2042, excluding any extension of patent term that may be available. A fourth patent family currently includes pending applications in the United States, Canada, European Patent Office, Japan, and Republic of Korea that claim certain methods of use of IL-2 INDUKINE molecules and our WTX-124 product candidate. The 20-year term for patents in this family will run through to 2042, excluding any extension of patent term that may be available. Our fifth patent family also includes pending applications in Australia, Canada, European Patent Office, Japan, Taiwan, and the United States that claim certain methods of use with respect to our IL-2 INDUKINE molecules and our WTX-124 product candidate. This family also claims certain methods of use with respect to IL-12 INDUKINE molecules and our WTX-330 product candidate. The 20-year term for patents in this family will run through to 2042, excluding any extension of patent term that may be available. A sixth patent family includes a pending PCT application that claims certain compositions of matter and method of use with respect to IL-2 INDUKINE molecules and our WTX-124 product candidate. The 20-year term for patents in this family will run through 2045, excluding any extension of patent term that may be available. Our seventh patent family includes a pending U.S. provisional application that claims certain methods of use with respect to our IL-2 INDUKINE molecules and our WTX-124 product candidate. The 20-year term for patents in this family will run through 2046, excluding any extension of patent term that may be available.
WTX-330
We own or in-license seven families directed to IL-12 INDUKINE molecules and our WTX-330 product candidate.
One of the families includes patents issued in the United States (three patents), Australia (two patents), Israel, Japan, Republic of Korea, Mexico, and Russian Federation with certain composition of matter claims with respect to IL-12 INDUKINE molecules. We also have applications in this family pending in the United States, Australia, Brazil, Canada, China, European Patent Office, Hong Kong, India, Israel, Japan, Mexico, Russian Federation, Singapore and South Africa that claim certain compositions of matter and methods of use with respect to IL-12 INDUKINE molecules and WTX-330. The 20-year term for patents in this family runs through 2039, excluding any extension of patent term that may be available. A second patent family currently includes pending patent applications in the United States, Australia, Brazil, Canada, China, European Patent Office, Hong Kong, India, Israel, Japan, Republic of Korea, Mexico, Russian Federation, Singapore and South Africa with claims directed to certain compositions of matter and methods of use with respect to IL-12 INDUKINE molecules and WTX-330. The 20-year term for patents in this family runs through to 2041, excluding any extension of patent term that may be available. Our third patent family includes pending applications in the United States, Australia, Canada, European Patent Office, Japan, and Republic of Korea that claim certain methods of use with respect to IL-12 INDUKINE molecules and our WTX-330 product candidate. The 20-year term for patents based on this international application will run through 2043, excluding any extension of patent term that may be available. Our fourth patent family currently includes a pending PCT application and pending applications in the United States, Australia, Canada, European Patent Office, Japan, and Taiwan, that claim certain methods of use of IL-12 INDUKINE molecules and our WTX-330 product candidate. This family also claims certain methods of use with respect to IL-2 INDUKINE molecules and our WTX-124 product candidate. The 20-year term for patents in this family will run through to 2042, excluding any extension of patent term that may be available. A fifth patent family includes pending applications in the United States, Canada, European Patent Office, and Japan that claim certain methods of use of our IL-12 INDUKINE molecules and WTX-330 product candidate. The 20-year term for patents in this family will run through 2044, excluding any extension of patent term that may be available. A sixth patent family includes a pending PCT application that claims certain methods of use of our IL-12 INDUKINE molecules and WTX-330 product candidate. We intend to file national applications in other jurisdictions based on the PCT application before the applicable deadlines. The 20-year term for patents in this family will run through 2045, excluding any extension of patent term that may be available. A seventh patent family includes a pending U.S. provisional application that claims certain compositions of matter and methods of use with respect to IL-12 INDUKINE molecules and our WTX-330 product candidate. This family also claims certain compositions of matter and methods of use with respect to IL-2 INDUKINE molecules and our WTX-124 product candidate. The 20-year term for patents in this family will run through 2046, excluding any extension of patent term that may be available. We plan to file an international patent application under the PCT based on this provisional application before the applicable deadlines.
In-Licensed Patents
We have licensed from Harpoon certain patents that are directed to single immunoglobulin variable domains that bind human serum albumin. We use the licensed technology in connection with WTX-124 and WTX-330. The licensed patent family includes granted U.S. patents and pending applications, and pending applications in Brazil, India, Canada, Japan, Mexico, Singapore, Australia, Eurasian Patent Organization, Republic of Korea, European Patent Office, China and Israel. The 20-year term for the licensed patents runs through 2037, excluding any extension of patent term that may be available. See the discussion under the subsection entitled “—License and Royalty Agreements—License Agreement with Harpoon Therapeutics, Inc.” of this proxy statement/prospectus for more information regarding our license agreement with Harpoon.
In addition, pursuant to the license agreement we entered into with EMD on August 14, 2026, EMD granted us an exclusive license to certain patents included in the Transferred Assets to enable us to exploit and perform clinical development programs for WTX-124 and WTX-330. See the discussion under the subsection entitled “—License and Royalty Agreements—License Agreement with EMD Serono Research & Development Institute Inc.” of this proxy statement/prospectus for more information regarding our license agreement with EMD.
Patent Term and Patent Term Extensions
The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In addition, in certain instances, the term of a U.S. patent can be extended to compensate a patentee for administrative delays by the USPTO in examining and granting a patent. The term of a patent that covers a drug, biological product or medical device approved pursuant to a pre-market approval may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Hatch-Waxman Amendments permit a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval; only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug are extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. We will, in general, pursue available patent term extensions in the United States and in foreign jurisdictions that provide for patent term extensions; however, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.
Trademarks, Trade Secrets and Know-How
In connection with the ongoing development and advancement of our product candidates in the United States and various international jurisdictions, we seek to create protection for our marks and enhance their value by pursuing trademarks where available and when appropriate. In addition to patent and trademark protection, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees and selected consultants. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and our trade secrets and other proprietary information may be disclosed. We may not have adequate remedies for any breach and could lose our trade secrets and other proprietary information through such a breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions.
Our commercial success will also depend in part on not infringing the proprietary rights of third parties. In addition, we have licensed rights under proprietary technologies of third parties relating to the development of WTX-124 and WTX-330. It is uncertain whether the issuance of any third-party patent would require us to alter our development strategies or processes, obtain additional licenses or cease certain activities. The expiration of patents or patent applications licensed from third parties, our breach of any license agreements or our failure to obtain rights that may be required for the continued development of WTX-124 or WTX-330 could have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in proceedings in the USPTO to determine priority of invention.
License and Royalty Agreements
License Agreement with EMD Serono Research & Development Institute Inc.
On August 14, 2026, concurrently with the execution of the EMD Purchase Agreement, we entered into the EMD License Agreement, pursuant to which and subject to the terms and conditions of the EMD Asset Sale, EMD granted us an exclusive license under certain patents included in the assets transferred as part of the EMD Asset Sale to enable us to exploit and perform clinical development programs for WTX-124 and WTX-330. EMD also granted us certain licenses to enable us to grant licenses to Harpoon under the Second Amended Harpoon Agreement and to Jazz under the license agreement we entered into with Jazz in connection with the Jazz Purchase Agreement, pursuant to which we granted Jazz a non-exclusive license to certain technology originally licensed to us under the Second Amended Harpoon Agreement.
License Agreement with Harpoon Therapeutics, Inc.
In March 2018, we entered into an assignment and license agreement (the “Harpoon Agreement”) with Harpoon, pursuant to which we assigned to Harpoon certain patents related to adoptive cell therapies and binding moieties for conditional activation of immunoglobulin and non-immunoglobulin molecules, and Harpoon assigned to us certain patents related to certain inducible polypeptides and a binding moiety for conditional activation of certain polypeptides. Harpoon also granted to us a worldwide, non-exclusive, royalty-bearing, sublicensable license under certain other patents owned by Harpoon and related to certain proteins to make, have made, use, sell, offer for sale and import products that are covered by such patents in the field of molecules comprising a certain polypeptide. Under the Harpoon Agreement, we agreed to pay to Harpoon an upfront fee of $0.5 million and, if we or any of our sublicensees under the Harpoon Agreement commercialize any products covered by these licensed patents, a low single digit percentage royalty on net sales of such products by us or any of our affiliates or sublicensees, subject to an obligation to make a minimum annual royalty payment at an amount in the low hundreds of thousands of dollars beginning with the first commercial sale of any such product by us. Our sublicensees under the Harpoon Agreement may not owe us the same royalty obligations on net sales of their products.
In October 2018, we and Harpoon amended the Harpoon Agreement by entering into a First Amended and Restated Assignment and License Agreement (the “First Amended and Restated Harpoon Agreement”) which amended certain terms of the original agreement, but did not change the terms of the license to us, patent assignments between the parties or payments due to Harpoon.
In December 2019, we and Harpoon amended the First Amended and Restated Harpoon Agreement by entering into the Second Amended Harpoon Agreement which granted to us an additional worldwide, exclusive, irrevocable, royalty-bearing, transferable, assignable, sublicensable license under certain patents owned by Harpoon and related to certain proteins, to make, have made, use, sell, offer for sale and import products that are covered by such patents in the field of molecules comprising a certain protein. Under the Second Amended Harpoon Agreement, we agreed to pay to Harpoon a low single digit percentage royalty on net sales by us or any of our affiliates or licensees of any products that we or our sub-licensees commercialize covered by these additional licensed patents. In addition, we also agreed to grant to Harpoon, and Harpoon agreed to grant to us, a perpetual, non-exclusive, irrevocable, royalty-free license under certain other patents directed to a certain binding domain of a certain protein, to make, have made, use, sell, offer for sale and import products that are covered by such patents in a field defined by a certain type of molecule with respect to each party.
Unless earlier terminated, our obligations to pay any royalties under the Second Amended Harpoon Agreement will expire on a country-by-country basis upon expiration of the last to expire valid claim of the relevant patents covering the manufacture, use or sale of such covered products in the applicable country. Harpoon may terminate the Second Amended Harpoon Agreement in the event of a material breach by us and our failure to cure such breach within a specified period and may terminate certain licenses if we become insolvent or bankrupt. We may terminate the Second Amended Harpoon Agreement voluntarily with prior written notice to Harpoon.
Amended and Restated Royalty Transfer Agreement
In December 2017, in connection with our sale of convertible promissory notes, we entered into a royalty transfer agreement with MPM Oncology Impact Fund Charitable Foundation, Inc. (“MPM Charitable Foundation”) and UBS Optimus Foundation (the “Royalty Transfer Agreement”). Under the Royalty Transfer Agreement, we agreed to pay a royalty of 0.5% of net sales of our products to each of MPM Charitable Foundation and UBS Optimus Foundation. In August 2019, we amended the Royalty Transfer Agreement by entering into an amended and restated royalty transfer agreement (the “Amended Royalty Transfer Agreement”), which provided that only products in our product pipeline at the time of our initial public offering or a change in control would be subject to the royalty on net sales. Under the Amended Royalty Transfer Agreement, our obligation to pay a royalty expires on a product-by-product and country-by-country basis upon the later of the 12th anniversary of the first commercial sale of such product in such country and expiration of the last valid claim in such country covering such product. The royalty rate is subject to a specified reduction for lack of any valid claim covering such product in a country. The obligation to pay royalties under the Amended Royalty Transfer Agreement does not apply to any product that would only infringe our intellectual property rights that are discovered or developed after our initial public offering or to any product of an acquirer, assignee of the agreement or merger partner of us so long as such product does not incorporate any of our pre-acquisition intellectual property.
Government Regulation and Product Approval
Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the EU, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, tracking, labeling, advertising, promotion, distribution, marketing, sales, pricing, reimbursement, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources. The regulatory requirements applicable to product development, approval and marketing are subject to change, and regulations and administrative guidance often are revised or reinterpreted by the agencies in ways that may have a significant impact on our business.
Review and Approval of Drugs and Biologics in the United States
In the United States, the FDA approves and regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and related regulations. Biological products, or biologics, are licensed for marketing under the Public Health Service Act (“PHSA”) and subject to regulation under the PHSA, FDCA and related regulations. A company, institution, or organization which takes responsibility for the initiation and management of a clinical development program for such products, and for their regulatory approval, is typically referred to as a sponsor. A sponsor seeking approval to market and distribute a new drug or biological product in the United States must typically secure the following:
•	completion of preclinical laboratory tests in compliance with the FDA’s GLP standards and applicable regulations;
•	design of a clinical protocol and submission to the FDA of an IND, which must take effect before human clinical trials may begin;
•	approval by an IRB representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with GCPs to establish the safety and efficacy of the investigational drug product for each proposed indication and the safety, potency and purity of the investigational biological product for each proposed indication;

•	submission to the FDA of an NDA for a drug candidate product and a BLA for a biological product requesting marketing for one or more proposed indications;
•	review of the request for approval by an FDA advisory committee, where appropriate or if applicable;
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completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with GMP requirements to assure the product’s identity, strength, quality and purity;

•	completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;
•	payment of user application and program fees pursuant to the Prescription Drug User Fee Act (“PDUFA”);
•	securing FDA approval of the NDA or BLA authorizing marketing of the product in the United States for particular indications; and
•	compliance with any post-approval requirements, including the potential requirement to implement a REMS, and the potential requirement to conduct post-approval studies.
Preclinical Studies
Before a sponsor begins testing a compound with potential therapeutic value in humans, the product candidate enters the preclinical testing stage. Preclinical studies typically include laboratory evaluation of the purity and stability of the manufactured substance or active pharmaceutical ingredient and the formulated product, as well as in vitro and in vivo studies to assess the safety and activity of the product candidate for initial testing in humans and to establish a rationale for therapeutic use. These studies are generally referred to as IND-enabling studies. The conduct of preclinical studies is subject to federal, state and foreign requirements, including GLP requirements. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and long-term toxicity studies, may continue after the IND is submitted.
The IND and IRB Processes
An IND is a request for FDA authorization to administer an investigational product candidate to humans. Such authorization must be secured prior to interstate shipment and administration of any new drug or biologic that is not the subject of an approved NDA or BLA. In support of a request for an IND, sponsors must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. The IND becomes effective after a 30-day period after filing. This period is designed to allow the FDA to review the IND to determine whether human research subjects and patients will be exposed to unreasonable health risks and to address any other issues, including chemistry, manufacturing and controls (“CMC”) for the proposed product. At any time during this 30-day period, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold or partial clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. The FDA’s primary objectives in reviewing an IND are to assure the safety and rights of patients and to help assure that the quality of the investigation will be adequate to permit an evaluation of the product candidate’s effectiveness and safety and of the biological product’s safety, purity and potency. Submission of an IND may or may not result in FDA authorization to begin a trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development of a product candidate, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.
Following commencement of a clinical trial under an IND, the FDA may also place a clinical hold or partial clinical hold on that trial. Clinical holds imposed by the FDA may be a result of new data, findings, or developments in clinical, nonclinical, and CMC. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. The FDA will provide the sponsor a written explanation of the basis for the hold and following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.
In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the trial at least annually. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to trial subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with harm to patients.
Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data monitoring committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access that only the group maintains to available data from the trial. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk or for other reasons.
Human Clinical Studies in Support of an NDA or BLA
Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written trial protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.
The clinical investigation of an investigational drug or biological product is generally divided into four phases. Although the phases are usually conducted sequentially, they may overlap or be combined. The four phases are as follows:
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Phase 1. Phase 1 studies include the initial introduction of an investigational new drug or biological product into humans. These studies are designed to evaluate the safety, dosage tolerance, absorption, metabolism and pharmacologic actions of the investigational drug or biological product in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.

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Phase 2. Phase 2 includes the controlled clinical trials conducted to preliminarily or further evaluate the effectiveness of the investigational drug or biological product for a particular indication(s) in patients with the disease or condition under trial, to determine dosage schedule and optimal dosage, and to identify possible adverse side effects and safety risks associated with the drug or biological product. Phase 2 clinical trials are typically closely monitored, and conducted in a limited patient population.

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Phase 3. Phase 3 clinical trials are generally well-controlled clinical trials conducted in an expanded patient population often at geographically dispersed clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the drug or biological product has been obtained, and are intended to further evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug or biological product, and to provide an adequate basis for product approval.

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Phase 4. Post-approval studies may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

A clinical trial may combine the elements of more than one phase and the FDA often requires more than one Phase 3 trial to support marketing approval of a product candidate. A company’s designation of a clinical trial as being of a particular phase is not necessarily indicative that the study will be sufficient to satisfy the FDA requirements of that phase because this determination cannot be made until the protocol and data have been submitted to and reviewed by the FDA. Generally, pivotal trials are Phase 3 trials, but they may be Phase 2 trials if the design provides a well-controlled and reliable assessment of clinical benefit, particularly in an area of unmet medical need.
Finally, sponsors of clinical trials are required to register and disclose certain clinical trial information on a public registry (clinicaltrials.gov) maintained by the United States National Institutes of Health. In particular, information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial.

Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the candidate product as well as finalize a process for manufacturing the product in commercial quantities in accordance with GMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality, purity, and potency of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
Interactions with FDA During the Clinical Development Program
Following the clearance of an IND and the commencement of clinical trials, the sponsor will continue to have interactions with the FDA. Progress reports detailing the results of clinical trials must be submitted annually within 60 days of the anniversary dates that the IND went into effect and more frequently if serious adverse events occur. These reports must include a development safety update report which is submitted on an annual basis to the FDA. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other trials or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the occurrence of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible, but in no case later than seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.
In addition, sponsors are given opportunities to meet with the FDA at certain points in the clinical development program. Specifically, sponsors may meet with the FDA prior to the submission of an IND (“pre-IND meeting”), at the end of Phase 2 clinical trial (“EOP2 meeting”) and before an NDA or BLA is submitted (“pre-NDA or pre-BLA meeting”). Meetings at other times may also be requested. There are five types of meetings that occur between sponsors and the FDA. Type A meetings are those that are necessary for an otherwise stalled product development program to proceed or to address an important safety issue. Type B meetings include pre-IND, pre-NDA and pre-BLA meetings, as well as end of phase meetings such as EOP2 meetings. A Type C meeting is any meeting other than a Type A, B, D or INTERACT meeting regarding the development and review of a product, including for example meetings to facilitate early consultations on the use of a biomarker as a new surrogate endpoint that has never been previously used as the primary basis for product approval in the proposed context of use. A Type D meeting is focused on a narrow set of issues, which should be limited to no more than two focused topics, and should not require input from more than three disciplines or divisions. Finally, INTERACT meetings are intended for novel products and development programs that present unique challenges in the early development of an investigational product.
Clinical Studies Outside the United States in Support of FDA Approval
In connection with our clinical development program, we may conduct trials at sites outside the United States. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When a foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval. Specifically, the studies must be conducted in accordance with GCP, including undergoing review and receiving approval by an independent ethics committee and seeking and receiving informed consent from subjects. GCP requirements encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.
The acceptance by the FDA of study data from clinical trials conducted outside the United States in support of U.S. approval may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the U.S., the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.

In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted.
Manufacturing and GMP requirements
Concurrent with clinical trials, sponsors usually complete additional animal safety studies, develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing commercial quantities of the product candidate in accordance with GMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other criteria, the sponsor must develop methods for testing the identity, strength, quality, and purity of the finished product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
The FDA’s regulations require that pharmaceutical and biological products be manufactured in specific approved facilities and in accordance with GMPs. The GMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. Manufacturers and other entities involved in the manufacture and distribution of approved pharmaceuticals and biological products are required to register their establishments with the FDA and some state agencies and they are subject to periodic unannounced inspections by the FDA for compliance with GMPs and other requirements.
Inspections must follow a “risk-based schedule” that may result in certain establishments being inspected more frequently. Manufacturers may also have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the FDA may lead to a product being deemed to be adulterated. Changes to the manufacturing process, specifications or container closure system for an approved product are strictly regulated and often require prior FDA approval before being implemented. The FDA’s regulations also require, among other things, the investigation and correction of any deviations from GMP and the imposition of reporting and documentation requirements upon the sponsor and any third-party manufacturers involved in producing the approved product.
Pediatric Studies
Under the Pediatric Research Equity Act of 2003 (“PREA”) an application or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit an initial Pediatric Study Plan (“PSP”) prior to the assessment data. The PSP must contain an outline of the proposed pediatric study or studies the sponsor plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The sponsor, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the sponsor may request an amendment to the plan at any time.
For investigational products intended to treat a serious or life-threatening disease or condition, the FDA will traditionally meet to discuss preparation of the initial pediatric study plan or to discuss deferral or waiver of pediatric assessments. In addition, the FDA will meet early in the development process to discuss pediatric study plans with sponsors.
The FDA may, on its own initiative or at the request of the sponsor, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. A deferral may be granted for several reasons, including a finding that the product or therapeutic candidate is ready for approval for use in adults before pediatric trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric trials begin. The FDA is required to send a PREA Non-Compliance letter to sponsors who have failed to submit their pediatric assessments required under PREA, have failed to seek or obtain a deferral or deferral extension or have failed to request approval for a required pediatric formulation. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation, although the FDA has taken steps to limit what it considers abuse of this statutory exemption. Further, Section 505B of the FDCA, as amended by the FDA Reauthorization Act of 2017 (“FDARA”) requires that any original NDA or BLA submitted on or after August 18, 2020, for a new active ingredient, must contain reports on the molecularly targeted pediatric cancer investigation, unless the requirement is waived or deferred, if the product that is the subject of the application is: (1) intended for the treatment of an adult cancer, and (2) directed at a molecular target that the Secretary determines to be substantially relevant to the growth or progression of a pediatric cancer. The FDA also maintains a list of diseases that are exempt from PREA requirements due to low prevalence of disease in the pediatric population.
Submission and Review of an NDA or BLA by the FDA
In order to obtain approval to market a drug or biological product in the United States, a marketing application must be submitted to the FDA that provides data establishing the safety and effectiveness of the proposed product for the proposed indication, and the safety, purity and potency of the biological product for its intended indication. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators.
The application is the vehicle through which sponsors formally propose that the FDA approve a new product for marketing and sale in the United States for one or more indications. Every new product candidate must be the subject of an approved NDA or BLA before it may be commercialized in the United States. Under federal law, the fee required for the submission and review of an application under the PDUFA is substantial, and the sponsor of an approved application is also subject to an annual program fee. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.
Following submission of an NDA or BLA, the FDA conducts a preliminary review of the application within 60 calendar days of its receipt and must inform the sponsor by that time or before whether the application is sufficiently complete to permit substantive review. In the event that the FDA determines that an application does not satisfy this standard, it will issue a Refuse to File determination to the sponsor. The FDA may request additional information and studies and the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.
Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs and BLAs. Under that agreement, 90% of applications seeking approval of New Molecular Entities (“NMEs”) are meant to be reviewed within ten months from the date on which the FDA accepts the NDA or BLA for filing, and 90% of applications for NMEs that have been designated for “priority review” are meant to be reviewed within six months of the filing date. The review process and the PDUFA goal date may be extended by the FDA for three additional months to consider new information or clarification provided by the sponsor to address an outstanding deficiency identified by the FDA following the original submission.
The FDA seeks to meet these timelines for review of an application but its ability to do so may be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result.
In connection with its review of an application, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA or BLA submission, including drug component manufacturing (e.g., active pharmaceutical ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with GMP requirements and adequate to assure consistent production of the product within required specifications.
Moreover, the FDA will review a sponsor’s financial relationship with the principal investigators who conducted the clinical trials in support of the BLA or NDA. Depending on the level of that compensation and any other financial interest a principal investigator may have in a sponsor, the sponsor may be required to report these relationships to the FDA. The FDA will then evaluate that financial relationship and determine whether it creates a conflict of interest or otherwise affects the interpretation of the trial or the integrity of the data generated at the principal investigator’s clinical trial site. If so, the FDA may exclude data from the clinical trial site in connection with its determination of the approvability of the application for the investigational product.

Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP standards and the integrity of the clinical data supporting the application.
The FDA may also refer an application for a novel product to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
The FDA also may require submission of a REMS as a condition for approving the NDA or BLA to ensure that the benefits of the product outweigh its risks. The REMS could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk-minimization tools.
The FDA’s Decision on an NDA or BLA
After evaluating the application and all related information, including the advisory committee recommendations, if any, and inspection reports of manufacturing facilities and clinical trial sites, the FDA will issue either a Complete Response Letter (“CRL”) or an approval letter. To reach this determination, the FDA must determine that the expected benefits of the proposed product outweigh its potential risks to patients. This “benefit-risk” assessment is informed by the extensive body of evidence about the product in the NDA or BLA.
If the FDA decides not to license or approve the application, it will issue a CRL. A CRL will describe all of the deficiencies that the FDA has identified in the application, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the CRL without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the CRL, the FDA may recommend actions that the applicant might take to place the application in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of an application if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product. If a CRL is issued, the applicant will have one year to respond to the deficiencies identified by the FDA, at which time the FDA can deem the application withdrawn or, in its discretion, grant the applicant an additional six month extension to respond. For those seeking to challenge the FDA’s CRL decision, the FDA has indicated that sponsors may request a formal hearing on the CRL or they may file a request for reconsideration or a request for a formal dispute resolution.
An approval letter, on the other hand, authorizes commercial marketing of the product with specific prescribing information for specific indications. If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Fast Track, Breakthrough Therapy and Priority Review Designations
The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation and priority review designation. None of these expedited programs changes the standards for approval but each may help expedite the development or approval process governing product candidates.
Specifically, the FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.
Second, a product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to help the sponsor design the clinical trials in an efficient manner.
Third, the FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.
Accelerated Approval Pathway
The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on a clinical endpoint that can be measured earlier than an effect on IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that can be measured earlier than an effect on IMM and is considered reasonably likely to predict the product’s effect on IMM or other clinical benefit. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval if a study demonstrates a relatively short-term clinical benefit in a chronic disease setting in which assessing durability of the clinical benefit is essential for traditional approval, but the short-term benefit is considered reasonably likely to predict long-term benefit or where a clinical endpoint demonstrates a clinical benefit that is reasonably likely to predict an effect on IMM in a disease setting in which it is essential to confirm the effect on IMM (e.g., because available therapy has established effects on IMM).
The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit. Thus, the benefit of accelerated approval derives from the potential to receive approval based on surrogate endpoints sooner than possible for trials with clinical or survival endpoints, rather than deriving from any explicit shortening of the FDA approval timeline, as is the case with priority review.
The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of

Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to initiate expedited proceedings to withdraw approval of the product. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.
Post-Approval Regulation
Drugs and biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.
In addition, changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from GMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain GMP compliance.
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:
•	restrictions on the marketing or manufacturing of the product, suspension of the approval, or complete withdrawal of the product from the market or product recalls;
•	fines, warning letters, untitled letters or holds on post-approval clinical trials;
•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
•	product seizure or detention, or refusal to permit the import or export of products; or
•	injunctions or the imposition of civil or criminal penalties.
In addition, the distribution of prescription pharmaceutical products is subject to a variety of federal and state laws. Finally, the FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the U.S. Department of Justice (“DOJ”), or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes products.
It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in nonpromotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information.
Biosimilars and Regulatory Exclusivity
The ACA which was signed into law on March 23, 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”). The BPCIA established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars.

Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” an FDA-licensed biological product or “reference product.” In order for the FDA to license a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency. For the FDA to license a biosimilar product as interchangeable with a reference product, the FDA must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.
Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not license a biosimilar product until 12 years from the date on which the reference product was licensed. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars licensed as interchangeable products. At the same time, since passage of the BPCIA, many states have passed laws or amendments to laws, which address pharmacy practices involving biosimilar products.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition, generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product. A company must request orphan drug designation before submitting an NDA or BLA for the candidate product. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not shorten the PDUFA goal dates for the regulatory review and approval process, although it does convey certain advantages such as tax benefits and exemption from the PDUFA application fee.
If a product with orphan drug designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same drug for the same indication for seven years, except in certain limited circumstances. Orphan drug exclusivity does not block the approval of a different product for the same rare disease or condition, nor does it block the approval of the same product for different indications. If a drug or biologic designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity.
Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if a company with orphan drug exclusivity is not able to meet market demand and in cases where a subsequent product with the same drug or biologic for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care.
Pediatric Exclusivity
Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of regulatory exclusivity. For drug products, the six-month period of exclusivity may be attached to the term of any existing patent or regulatory exclusivity. For biologic products, the six-month period may only be attached to any existing regulatory exclusivities but not to any patent terms. This six-month exclusivity may be granted if an NDA or BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. Sometimes, a sponsor fails to produce meaningful pediatric information despite conducting the studies in the manner requested; however, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of non-patent exclusivity for drugs and biologics, or patent protection that covers a drug product, are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Patent Term Restoration and Extension
A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments, which permit a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of the IND approval and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.
Pharmaceutical Coverage, Pricing and Reimbursement
In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. For example, the HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. In addition, HHS has been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven years and certain single-source biological products that have been on the market for at least eleven years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to 20 products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.
In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product candidate could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.
Healthcare Law and Regulation
Health care providers and third-party payors play a primary role in the recommendation and prescription of products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, patient privacy laws and regulations and other health care laws and regulations that may constrain business and/or financial arrangements.
Restrictions under applicable federal and state healthcare laws and regulations, including certain laws and regulations applicable only if we have marketed products, include the following:
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federal false claims, false statements and civil monetary penalties laws prohibiting, among other things, any person from knowingly presenting, or causing to be presented, a false claim for payment of government funds or knowingly making, or causing to be made, a false statement to get a false claim paid;

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federal healthcare program anti-kickback law, which prohibits, among other things, persons from offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for, or the purchasing or ordering of, a good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid; HIPAA which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;

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federal Open Payments (or federal “sunshine” law), which requires pharmaceutical and medical device companies to monitor and report certain financial interactions with certain healthcare providers to the CMS within the HHS for re-disclosure to the public, as well as ownership and investment interests held by physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
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analogous state laws and regulations, including: state anti-kickback and false claims laws; state and local laws requiring certain regulatory licenses to manufacture or distribute products commercially and/or the registration of pharmaceutical sales representatives in the jurisdiction; state laws requiring pharmaceutical companies to comply with specific compliance standards, restrict financial interactions between pharmaceutical companies and healthcare providers or require pharmaceutical companies to report information related to payments to health care providers or marketing expenditures; some state and local laws requiring the registration of pharmaceutical sales representatives in the jurisdiction; and state laws governing privacy, security and breaches of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

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laws and regulations prohibiting bribery and corruption such as the Foreign Corrupt Practices Act, which, among other things, prohibits U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations or foreign government-owned or affiliated entities, candidates for foreign public office, and foreign political parties or officials thereof.

Similar healthcare laws and regulations exist in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of personal information.
State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. In particular, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information.
Violation of the laws described above or any other governmental laws and regulations may result in significant penalties, including civil, criminal, and administrative penalties, damages, fines, the curtailment or restructuring of operations, the exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, and additional reporting requirements and oversight if a manufacturer becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly.
Healthcare Reform
The containment of health care costs also has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and biologics and other medical products, government control and other changes to the health care system in the United States. In March 2010, President Obama signed into law the ACA. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The ACA has been subject to litigation challenging its provisions, and such litigation is likely to continue with uncertain results.
In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress including aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through the first eleven months of the President’s fiscal year 2032 sequestration order unless additional congressional action is taken.
Since enactment of the ACA, there have been, and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, on July 4, 2025, the OBBBA was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.
Pharmaceutical Price Reform
The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. There have been several recent U.S. congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to pharmaceutical pricing, review the relationship between pricing and manufacturer patient programs, and reduce the costs of pharmaceuticals under Medicare and Medicaid.
The current presidential administration has indicated that reducing prescription product prices will be a focus, with CMS issuing a public statement on January 29, 2025, declaring that lowering the cost of prescription products is a top priority of the Trump administration and that CMS is committed to considering opportunities to bring greater pricing transparency. Moreover, President Trump has signed multiple executive orders addressing prescription product pricing and access, including: on April 15, 2025, outlining several actions the Secretary of HHS must take to optimize healthcare regulations that will provide access to prescription products at lower costs; on May 5, 2025, aiming to promote domestic production of critical medicines; and on May 12, 2025, aiming to establish a MFN pricing policy that would tie U.S. product prices to the prices paid for products in other countries. Since the May 12, 2025 MFN executive order, the Trump administration has continued to exert pressure on product manufacturers to implement MFN pricing, including by suggesting that the administration may impose significant tariffs on pharmaceuticals if such manufacturers do not reach agreements to implement MFN pricing. Additionally, the current administration has announced TrumpRx, U.S. patients and Medicaid programs prescription MFN pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. More recently, on December 23, 2025, CMS released proposed rules that, if finalized, would introduce two new mandatory payment models, the Global Benchmark for Efficient Drug Pricing and Guarding U.S. Medicare Against Rising Drug Costs models, where manufacturers of certain Medicare Part B and Medicare Part D products would be assessed rebates if the prices for such products exceed those paid in economically comparable countries. Further, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand MFN pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical products available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. On October 2, 2026, CMS issued a final rule implementing the GLOBE model, and the five-year performance period is scheduled to begin on April 1, 2027. The GUARD model has not been finalized and is proposed to begin on January 1, 2027. It remains to be seen how these pricing initiatives will affect the broader pharmaceutical industry.

At the state level, legislatures are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on June 15, 2026, the FDA approved Colorado’s Section 804 Importation Program, or SIP, proposal to import certain products from Canada for specific state healthcare programs. It is unclear how this and Florida’s similar program, approved by the FDA in 2024, will be implemented and whether they will overcome potential legal, regulatory, or industry challenges in the United States and/or Canada. A number of states, for example, require product manufacturers and other entities in the supply chain, including health carriers, pharmacy benefit managers, wholesale distributors, to disclose information about pricing of pharmaceuticals. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription product and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures. This is increasingly true with respect to products approved pursuant to the accelerated approval pathway. State Medicaid programs and other payors are developing strategies and implementing significant coverage barriers, or refusing to cover these products outright, arguing that accelerated approval products have insufficient or limited evidence despite meeting the FDA’s standards for accelerated approval.
Federal and State Data Privacy Laws
There are various privacy and data security laws that may impact our business activities, in the United States and in other countries where we conduct trials or where we may do business in the future. These laws are evolving and may increase both our obligations and our regulatory risks in the future. In the health care industry generally, under HIPAA, the HHS has issued regulations to protect the privacy and security of protected health information used or disclosed by covered entities including certain healthcare providers, health plans and healthcare clearinghouses. HIPAA also imposes certain obligations on the business associates of covered entities that obtain protected health information in providing services to or on behalf of covered entities. HIPAA may apply to us in certain circumstances and may also apply to our business partners in ways that may impact our relationships with them.
Our clinical trials are regulated by the Common Rule, which also includes specific privacy-related provisions. In addition to federal privacy regulations, there are a number of state laws governing confidentiality and security of health information that may be applicable to our business. In addition to possible federal civil and criminal penalties for HIPAA violations, state attorneys general are authorized to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state attorneys general (along with private plaintiffs) have brought civil actions seeking injunctions and damages resulting from alleged violations of HIPAA’s privacy and security rules.
A variety of laws and regulations governing privacy and security have been enacted and may be adopted in the future as well.
At the state level, California has enacted the CCPA which creates individual privacy rights for consumers and places a range of privacy and security obligations on entities handling personal information of California consumers or households. In addition to California, many other states have enacted comprehensive privacy laws. These laws create obligations related to the processing of personal information, as well as special obligations for the processing of “sensitive” data, which includes health data in some cases. Some of the provisions of these laws may apply to our business activities. Other states will be considering similar laws in the future, and Congress has also considered passing a federal privacy law. These laws and other similar laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products.
State attorneys general and other authorities also have authority to enforce state privacy and security laws. Additionally, plaintiffs’ lawyers are also increasingly using privacy-related statutes at both the state and federal level to bring lawsuits against companies for their data-related practices.
Review and Approval of Biologics and Drugs Outside the United States
In addition to regulations in the United States, we are subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products outside of the United States. Whether or not we obtain FDA approval for a product candidate, we must obtain approval by the comparable regulatory authorities of foreign countries before we may commence clinical trials or market products in those countries or areas. In the European Economic Area, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland, our product candidates also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory authorities has been obtained. Similar to the United States, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls and requirements.
With the exception of the European Economic Area applying harmonized regulatory rules for the authorization of medicinal products, and certain elements of the conduct of clinical trials, the approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly between countries and jurisdictions and can involve additional testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.
Human Capital
As of June 30, 2026, we had nine full-time employees, including a total of four employees with M.D. or Ph.D. degrees. Of these full-time employees, five were engaged in research and development. None of our employees are represented by labor unions or covered by collective bargaining agreements.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. We conduct annual performance and development reviews for each of our employees to discuss the individual’s strengths and development opportunities, career development goals and performance goals. In addition, each regular full-time employee is encouraged to attend appropriate job-related trainings and other professional development courses, seminars, meetings, and similar sessions. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. We value our employees and regularly benchmark total rewards we provide, such as short- and long-term compensation, 401(k) contributions, health, welfare and quality of life benefits, paid time off and personal leave, against our industry peers to ensure we remain competitive and attractive to potential new hires.

INFORMATION REGARDING AMBROS
Throughout this section, unless otherwise noted, “our,” “we,” and “the Company” refer to Ambros.
Overview
We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for diseases with high unmet medical needs. We are conducting CRPS-RISE, a pivotal Phase 3 clinical trial for our lead product candidate, neridronate. Neridronate is an IV administered aminobisphosphonate for the treatment of warm phase CRPS-1. CRPS-1 is a severely painful and debilitating orphan disease affecting an estimated 65,000 newly diagnosed people in the United States each year for which there are no FDA approved pharmacologic therapies. If approved by the FDA, we believe neridronate would be the first pharmacological therapy for the treatment of CRPS-1 in the United States with the potential to become the first-line standard of care in this indication. The FDA has granted neridronate Breakthrough Therapy and Orphan Drug designations for CRPS and Fast Track designation for CRPS-1. We expect to report topline results from our pivotal Phase 3 clinical trial, CRPS-RISE, in 2028.
CRPS-1 is recognized by the International Association for the Study of Pain (“IASP”) and in published literature as among the most painful conditions known to medicine. CRPS-1 is a chronic disorder that typically develops after an inciting injury or trauma to a limb, most commonly a bone fracture, sprain, contusion, or surgical procedure, and is characterized by impaired motor function, changes in skin color and texture, and severe, debilitating pain in the injured extremity that can exceed the intensity of childbirth or passing a kidney stone. These symptoms may lead to long-lasting or permanent functional disability, depression or the development of other psychological disorders. CRPS is formally classified as either type 1 or type 2; CRPS-1, which occurs in the absence of a known peripheral nerve injury, represents up to approximately 90% of all CRPS cases and is the subject of our CRPS-RISE development program.
Symptoms are typically managed with a variety of off-label pharmacological therapies, including nonsteroidal anti-inflammatory drugs, gabapentin, pregabalin, tricyclic antidepressants, duloxetine, topical pain relief creams, opioids, sympathetic nerve blocks, and dorsal root ganglion stimulation. However, these pharmacological therapies generally provide limited efficacy and are associated with safety and tolerability concerns. As a result, many patients continue to experience persistent CRPS symptoms, functional impairment and reduced quality of life. Patients who do not respond adequately to these therapies often progress to invasive and costlier interventions, such as spinal cord stimulation or intrathecal pain pumps, which deliver a drug directly to the spinal cord and nervous system and have shown limited efficacy.
Neridronate is a novel aminobisphosphonate that was developed by Abiogen of Pisa, Italy, and is currently marketed in Italy under the trade name NERIXIA® for the treatment of CRPS-1, osteogenesis imperfecta, and Paget’s disease of bone. In December 2024, we entered into a license and development agreement with Abiogen pursuant to which Abiogen granted us an exclusive license to develop and commercialize neridronate in the United States, Canada and Mexico. The IV formulation of neridronate we are evaluating in the CRPS-RISE trial was previously evaluated in a randomized, double-blind, placebo-controlled Phase 3 clinical trial conducted by Abiogen in Italy, referred to as NERIAS. The NERIAS trial enrolled 82 patients with early CRPS-1 and required a positive TPBS as part of the inclusion criteria. IV neridronate met its primary endpoint in NERIAS, with 73.2% of neridronate-treated participants achieving at least a 50% improvement in pain intensity from baseline compared to 32.5% of placebo-treated participants (p=0.0003), and demonstrated a statistically significant reduction in pain intensity versus placebo (p<0.0001). These results supported the 2014 approval of IV neridronate in Italy for CRPS-1. Subsequently, Abiogen conducted a second Phase 3 trial, NAIMES, which enrolled 78 patients with early CRPS-1 to evaluate an intramuscular (“IM”) formulation of neridronate, which also demonstrated a statistically significant reduction in pain intensity versus placebo (p=0.0003). Long-term follow-up data from these trials, as well as a real-world longitudinal study conducted by academic investigators at the University of Verona, provide evidence of durable, potentially disease-modifying treatment effects sustained over 12 months or more. Since its initial marketing authorization for the treatment of osteogenesis imperfecta in Italy, neridronate has been administered to approximately 600,000 patients in Italy across all approved indications, establishing a substantial post-marketing safety and tolerability dataset.
We believe the results from these clinical studies and extensive real-world evidence have informed our understanding of CRPS-1 biology, neridronate’s proposed mechanism of action and the patient population most likely to respond to treatment. CRPS-1 is a heterogeneous disease and patients may present with different clinical features, including differences in inflammation, edema, skin temperature, redness, and underlying bone turnover activity. We believe these differences reflect distinct underlying disease processes and may affect responsiveness to therapy. Consistent with this view, evidence from prior clinical trials suggests that neridronate’s treatment effect may be the greatest in patients with warm phase CRPS-1, and that enrolling a broader population, including patients with both warm and cold phase subtypes, may dilute the detectable treatment effect.
CRPS-1 can be classified into two clinically distinct subtypes: the “warm phase,” an inflammatory stage generally occurring earlier in the disease course and characterized by edema, redness, warmth and elevated bone turnover in the affected limb, and the “cold phase,” which generally occurs later and is characterized by diminished inflammatory features but persistent pain, functional disability and structural tissue changes. These observations support our precision medicine approach to developing neridronate in CRPS-1. Rather than evaluating neridronate in a broad CRPS population, our development strategy is designed to identify patients whose disease biology is most closely aligned with neridronate’s proposed mechanism of action. Following an inciting bone-related injury, the affected limb undergoes pathologically elevated bone turnover, a measurable process that can be identified on a TPBS as increased uptake of the radiolabeled bisphosphonate tracer administered before the scan. Because neridronate is itself a bisphosphonate, it concentrates preferentially at these sites of high bone turnover, such that a positive TPBS directly predicts the active disease sites where neridronate will accumulate in the affected limb. By localizing to these active disease sites, neridronate is believed to suppress pro-inflammatory mediators, reduce neuropathic pain signaling, and stabilize pathologically elevated bone turnover, thereby interrupting the disease processes that, if left untreated, can progress to permanent disability. We believe a positive TPBS therefore serves as both a marker of active disease biology and a potential predictor of treatment response.
We initiated dosing of the first participant in CRPS-RISE in June 2026. CRPS-RISE is our randomized, triple-blind, placebo-controlled Phase 3 clinical trial evaluating neridronate versus placebo (1:1) in approximately 270 participants with warm phase CRPS-1 and a positive TPBS. CRPS-RISE incorporates a precision medicine approach to participant selection, with eligibility criteria informed by prior clinical studies and subsequent analyses suggesting that treatment effects may be concentrated in patients with the warm phase subtype and evidence of elevated bone turnover as identified by a positive TPBS.
If approved by the FDA, neridronate will likely be the first pharmacologic therapy available for the treatment for CRPS-1 in the United States with the potential to become the first-line standard of care in this indication. We believe the following attributes support neridronate’s first-line potential and the market opportunity in CRPS-1:
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Clinically meaningful efficacy demonstrated in prior foreign Phase 3 trials, with statistically significant reductions in pain intensity demonstrated in both the IV formulation (NERIAS, p<0.0001) and a subsequently studied IM formulation (NAIMES, p=0.0003), along with improvements across key CRPS-1 symptoms including edema, allodynia, hyperalgesia (heightened sensitivity to pain), and functional and quality of life measures.

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Durable, potentially disease-modifying treatment effects observed in foreign data, with long-term follow-up data from the NAIMES trial and real-world studies demonstrating sustained pain reduction and symptom resolution over 12 months or more in the substantial majority of treated patients after a single treatment course.

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A targeted mechanism specifically aligned with the warm phase of CRPS-1, in which a positive TPBS serves as a potentially predictive biomarker identifying patients in whom neridronate concentrates preferentially at sites of elevated bone turnover in the affected limb, potentially enabling its therapeutic anti-inflammatory and bone effects to be exerted locally where the disease is active.

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A short, fixed treatment course with a favorable administration model, administered as four IV infusions over ten days rather than a chronic maintenance regimen, which eliminates long-term compliance challenges.

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A well-characterized tolerability profile, supported by extensive foreign clinical and post-marketing experience, including use in approximately 600,000 patients in Italy across all approved indications, demonstrating a positive tolerability profile.

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A potential concentrated prescriber base with approximately 12,500 U.S. hand and foot specialists and 6,000 U.S. pain specialists treating CRPS-1, supporting an efficient specialty commercial model with a potentially targeted sales force expected to effectively reach the majority of eligible patients.

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A favorable reimbursement environment supported by significant unmet medical need, the absence of FDA-approved pharmacologic therapies for CRPS-1, and market research in which payors representing more than 90 million covered lives regarded CRPS-1 as an indication with potential for rare disease pricing.

Our Strategy
Our goal is to become a leading biopharmaceutical company that develops and commercializes novel therapies for diseases with high unmet medical needs, with an initial focus on CRPS-1. Our strategy includes the following elements:
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Execute CRPS-RISE and obtain U.S. regulatory approval for neridronate. We are conducting CRPS-RISE, our pivotal, randomized, triple-blind, placebo-controlled Phase 3 clinical trial evaluating IV neridronate in approximately 270 participants with CRPS-1. CRPS-RISE employs a precision medicine approach, requiring a positive triple-phase bone scan and specific warm phase CRPS-1 clinical criteria. The requirement for a positive TPBS is intended to identify the patient population most likely to respond to neridronate and is informed by retrospective analyses across a clinical database that includes multiple Phase 3 trials conducted by third parties. Based on interactions with the FDA, we believe that positive results from this potentially pivotal trial could support registration in the United States, and the FDA has granted neridronate Breakthrough Therapy Designation and Orphan Drug Designation for CRPS, and Fast Track designation for CRPS-1.

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Establish neridronate as the standard of care in CRPS-1. There are currently no pharmacological therapies approved by the FDA for the treatment of CRPS-1, leaving patients to be managed with off-label therapies and invasive interventional procedures that provide limited efficacy and are associated with safety and tolerability concerns. Without an effective intervention, CRPS-1 can be a long-lasting disease with potentially permanent functional disability. Patients managed with opioids face additional risks without commensurate pain relief, with opioid use disorder present in approximately 15% of U.S. CRPS-1 patients in the first year after diagnosis. We believe that neridronate, if approved, has the potential to provide durable, potentially disease-modifying benefits as a first-line pharmacological therapy in appropriate CRPS-1 patients.

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Build a commercial infrastructure focused on early patient identification and timely intervention. We have begun pre-commercialization activities in parallel with our CRPS-RISE Phase 3 trial so that, if neridronate receives FDA approval, we can execute a timely commercial launch. We intend to support disease recognition and the importance of early diagnosis and treatment to enhance neridronate’s market adoption and commercial success through medical affairs activities, scientific publications, and cooperative programming with patient advocacy organizations. We also intend to invest in disease awareness initiatives to improve early recognition of CRPS-1 among the physicians who first encounter post-injury patients and to establish structured referral pathways to pain specialists, who will serve as the primary prescribers of neridronate. We intend to directly commercialize neridronate in the United States ourselves through a targeted specialty sales force.

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Leverage U.S. market exclusivity to maximize our competitive position. We believe neridronate may benefit from intellectual property protection and regulatory exclusivity, including an issued method of treatment patent expiring in 2045, an issued patent covering a specific polymorph of neridronate expiring in 2039, an issued patent covering a process for preparing a specific polymorph of neridronate expiring in 2040, and New Chemical Entity (“NCE”) exclusivity and seven-year Orphan Drug exclusivity upon FDA approval. We believe neridronate may also be eligible for an additional six months of marketing exclusivity if we conduct pediatric studies in CRPS-1, and we plan to engage with the FDA to confirm regulatory alignment. We further believe that neridronate is not interchangeable with any currently marketed bisphosphonate, as the dosing, efficacy, and safety of other IV bisphosphonates have not been demonstrated in CRPS-1 clinical trials and oral bisphosphonates are not a suitable substitute due to limited bioavailability. To our knowledge, there are no other product candidates in late-stage clinical development for the treatment of CRPS-1 in the pharmaceutical or biotechnology industry.

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Explore additional market opportunities for neridronate. We may also conduct additional clinical development to potentially expand the regulatory approval of neridronate in the future, such as a pediatric development program in CRPS-1 or in indications beyond CRPS-1.

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Expand our pipeline through the acquisition and/or licensing of additional product candidates in a capital-efficient manner. Beyond neridronate, we will opportunistically seek to acquire and/or license additional compounds and technologies complementary to our expertise in rare pain, bone, inflammatory, and skeletal disorders. Our targeted approach to acquisition and licensing transactions reflects our goal to build a robust pipeline of novel therapeutics for diseases with high unmet medical needs.

Complex Regional Pain Syndrome Type 1
Overview and Disease Background
CRPS-1 is a debilitating, chronic pain condition that typically arises following an inciting injury or trauma to a limb, most commonly a bone fracture, sprain, contusion, or surgical procedure. The pain experienced by the patient is typically severe, continuous, and markedly disproportionate in magnitude and/or duration to the typical course of pain following similar tissue trauma.
Approximately 65,000 people in the United States are diagnosed with CRPS-1 annually. The National Organization of Rare Disorders estimates the aggregate prevalence of CRPS in the U.S. to be approximately 200,000 people. We believe the number of diagnosed CRPS-1 patients will grow over time as physician awareness and diagnostic practices improve. CRPS-1 occurs more frequently in women, with a typical age of onset between 40 and 60 years, though it can occur at any age, including in children.
CRPS-1 causes severe, multi-system dysfunction marked by widespread pain and prominent autonomic and inflammatory manifestations throughout the affected limb. Patients experience extreme pain, hyperalgesia, allodynia, edema, changes in skin color and temperature, diminished strength, tremor, and in some cases dystonia, along with alterations in hair, skin, and nail growth. These manifestations result in substantial functional impairment, including reduced work capacity, physical disability, and degraded quality of life.
CRPS is formally classified as either CRPS-1 or CRPS-2. The key distinction is that CRPS-2 is defined by confirmed peripheral nerve injury in the affected area, while CRPS-1 occurs in the absence of peripheral nerve damage. CRPS-1 is the more common form, representing up to approximately 90% of all CRPS cases. CRPS-1 was historically referred to as “reflex sympathetic dystrophy,” as well as by the terms “Sudeck’s atrophy” and “algodystrophy”; the current nomenclature and specific diagnostic criteria were standardized by the IASP.
Patients are often initially seen by an orthopedist or primary care physician following an inciting event or trauma. When CRPS symptoms persist, a pain specialist typically makes a confirmatory diagnosis according to the Budapest Clinical Criteria, a set of objective guidelines used to diagnose CRPS based on clinical signs and symptoms and adopted as the diagnostic criteria in the International Classification of Diseases (“ICD-11”). CRPS-1 is often managed by hand and foot specialists and pain specialists, along with a coordinated interdisciplinary care team focused on early diagnosis, functional restoration, and avoidance of long-term disability.
CRPS-1 can be classified into two clinically distinct subtypes: the “warm phase,” an inflammatory stage that generally predominates in the first year after onset and is characterized by edema, redness, warmth and pathologically elevated bone turnover in the affected limb, and the “cold phase,” which generally occurs later in the disease course and in which acute inflammatory features diminish but pain, functional disability and structural tissue changes may persist and become chronic or irreversible. We believe the warm phase represents the critical intervention window during which the underlying disease processes can be interrupted and potentially reversed, and that treatments targeting the inflammatory and bone-related mechanisms of the warm phase are unlikely to be effective in patients who have transitioned to the cold phase.
In both the warm and cold phase, CRPS-1 is associated with extreme pain, hyperalgesia, allodynia, edema, changes in skin color and temperature, diminished strength, tremor and in some cases dystonia, along with alterations in hair, skin and nail growth. CRPS-1 is recognized by the IASP as among the most painful conditions known to medicine. Patients frequently experience significant functional impairment, depression, anxiety, sleep disturbance, high rates of social security disability insurance claims and profound impairment of quality of life.
Diagnosis of CRPS-1
CRPS-1 is diagnosed using the Budapest Clinical Criteria, a validated set of diagnostic criteria endorsed by the IASP and incorporated into ICD-11. The Budapest Clinical Criteria assess patient-reported symptoms and clinician-observed signs across four categories (sensory, vasomotor, sudomotor/edema and motor/trophic) but are not designed to differentiate between warm and cold phase CRPS-1. Timely diagnosis is critical to ensure patients reach a treating specialist while still within the intervention window of the warm phase. Based on our market research, we currently estimate that approximately 50% of CRPS-1 patients in the United States are diagnosed within six months of symptom onset, increasing to approximately 80% within 12 months of symptom onset. The Budapest Clinical Criteria are described in Figure 1 below.

Figure 1: Budapest Clinical Criteria

Revised CRPS criteria adopted by the IASP in 2012
General Features of the Syndrome:
CRPS is a syndrome characterized by a continuing (spontaneous and/or evoked) regional pain that is seemingly disproportionate in time or degree to the usual course of any known trauma or other lesion. The pain is regional (not in a specific nerve territory or dermatome) and usually has a distal predominance of abnormal sensory, motor, sudomotor, vasomotor and/or trophic findings. The syndrome shows variable progression over time.

Clinical Diagnostic Criteria for CRPS
1) Continuing pain, which is disproportionate to any inciting event
2) Must report at least one symptom in three of the four following categories:
Sensory: Reports of hyperalgesia and/or allodynia
Vasomotor: Reports of temperature asymmetry and/or skin color changes and/or skin color asymmetry
Sudomotor/Edema: Reports of edema and/or sweating changes and/or sweating asymmetry
Motor/Trophic: Reports of decreased range of motion and/or motor dysfunction (weakness, tremor, dystonia) and/or trophic changes (hair, nail, skin)
3) Must display at least one sign* at time of evaluation in two or more of the following categories:
Sensory: Evidence of hyperalgesia (to pinprick) and/or allodynia (to light touch and/or deep somatic pressure and/or joint movement)
Vasomotor: Evidence of temperature asymmetry and/or skin color changes and/or skin color asymmetry
Sudomotor/Edema: Evidence of edema and/or sweating changes and/or sweating asymmetry
Motor/Trophic: Evidence of decreased range of motion and/or motor dysfunction (weakness, tremor, dystonia) and/or trophic changes (hair, nail, skin)
4) There is no other diagnosis that better explains the signs and symptoms

The Triple Phase Bone Scan
TPBS is a nuclear medicine imaging test that serves as an important predictive biomarker in our precision medicine approach to CRPS-1. A positive TPBS showing asymmetrically increased uptake in the affected limb directly reflects the elevated bone turnover and local inflammation that characterize the warm phase, with TPBS positivity estimated in the range of 80 to 90% in patients during the warm phase. Because the pharmaceutical agent used in TPBS is itself a radiolabeled bisphosphonate, a positive scan directly suggests that neridronate, also a bisphosphonate, will potentially preferentially concentrate in the affected limb when administered therapeutically, potentially enabling its bone-related and anti-inflammatory effects to be exerted locally. A positive TPBS was a required eligibility criterion in the Abiogen Phase 3 NERIAS trial and is a required eligibility criterion in CRPS-RISE.
Current Treatment Landscape and Limitations
There are currently no pharmacological therapies approved by the FDA for the treatment of CRPS-1. Neridronate, our lead product candidate, is the only pharmacological therapy approved for CRPS-1 and is currently approved and marketed only in Italy by Abiogen for the treatment of osteogenesis imperfecta, Paget’s disease of bone and CRPS-1, but it has not been approved by the FDA. Outside of Italy, patients are currently managed with a combination of off-label pharmacological therapies, including neuropathic pain drugs, opioids and topical pain relief creams, and interventional procedures such as spinal cord stimulation. However, a systematic review and meta-analysis published in 2022 found that none of these off-label therapies demonstrated meaningful efficacy. Approximately 33% of CRPS-1 patients are treated with long-term opioids, and opioid abuse or dependence has been documented in approximately 15% of CRPS-1 patients within the first year of diagnosis. These outcomes underscore the profound unmet need in CRPS-1.
Our Lead Product Candidate: Neridronate
Our lead product candidate, neridronate, is an IV-administered aminobisphosphonate designed for the treatment of warm phase CRPS-1. Neridronate is approved in Italy for the treatment of CRPS-1 under the trade name NERIXIA and such approval was supported by positive results from prior Phase 3 clinical trials conducted by Abiogen, including NERIAS, which evaluated the IV formulation of neridronate, and NAIMES, which evaluated an IM formulation of neridronate. In December 2024, we entered into a license and development agreement with Abiogen pursuant to which

Abiogen granted us an exclusive license to develop and commercialize neridronate in the United States, Canada and Mexico. The prior approval of neridronate in Italy and results from prior clinical trials may not be predictive of, and do not assure, regulatory approval in the United States. Neridronate builds on a well-established class of bisphosphonate therapies whose properties are central to its proposed mechanism of action, differentiated profile and development strategy in warm phase CRPS-1.
The bisphosphonate class of therapies has been in clinical use for more than 30 years in indications including osteoporosis, Paget’s disease of bone and bone metastases. Bisphosphonates are characterized by their ability to bind selectively to hydroxyapatite in bone and to inhibit osteoclast-mediated bone resorption, and several studies have also indicated analgesic and anti-inflammatory effects. Although bisphosphonates share a common mechanism, individual bisphosphonates differ in their chemical structure, binding affinity, pharmacokinetics and pharmacological properties, and we believe bisphosphonates are not interchangeable with one another.
Differentiation of Neridronate within the Bisphosphonate Class
Neridronate’s specific binding characteristics and pharmacological profile are distinct from other members of the bisphosphonate class, with a large therapeutic window that has been shown to permit high IV and IM doses without dose-limiting adverse events. While several bisphosphonates have been studied in CRPS-1 in small, early-phase clinical studies, neridronate is the only bisphosphonate supported by multiple positive, randomized, double-blind, placebo-controlled Phase 3 trials and has been approved in Italy for treatment of CRPS-1.
We believe this reflects neridronate’s distinct properties, which directly address the limitations that constrain the broader bisphosphonate class:
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Binding kinetics that improve distribution and may enable high-dose administration. Neridronate’s binding kinetics are optimized for use in CRPS-1 through its lower-affinity binding kinetics, which may enable broader distribution within the affected area. This improved distribution may enable the use of higher dosing and increased exposure throughout the affected area.

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Optimized IV administration for a potentially improved tolerability profile. IV administration offers potentially significant advantages over the oral route. Oral bisphosphonates are characterized by their markedly low oral bioavailability, typically less than 5%, making them unsuitable as substitutes for the IV administration used in our CRPS-RISE clinical program. By delivering the full systemic exposure used in our CRPS-RISE clinical program, IV administration may bypass the low and variable oral bioavailability, the gastrointestinal tolerability issues, and the dosing burdens associated with oral bisphosphonates.

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High-dose IV administration potentially without dose-limiting renal toxicity. The Italian label for neridronate does not identify renal toxicity as an adverse drug reaction. Further, a one-year safety study of IV neridronate 400 mg reported no treatment-emergent adverse events or laboratory findings indicative of meaningful changes in renal function. This may enable neridronate to be administered via a high-dose IV to potentially reach required exposure levels for the effective treatment of CRPS-1.

The appropriate dosing regimen, safety profile, and clinical efficacy of other IV-administered bisphosphonates have not been demonstrated in CRPS-1 clinical trials. For these reasons, we believe the prior evidence supporting neridronate cannot be extrapolated to justify the use of other bisphosphonates in CRPS-1.
Neridronate: Overview and Background
Since initial marketing authorization in Italy in April 2002 for the treatment of osteogenesis imperfecta, neridronate has been administered to approximately 600,000 patients across approved indications, demonstrating positive safety and tolerability data in the post-marketing setting. Despite the use of a high dose in CRPS, the tolerability profile of neridronate appears consistent with that of other IV bisphosphonates, which are administered at substantially lower doses.
We entered into a license agreement with Abiogen in December 2024, pursuant to which Abiogen granted us rights to develop and commercialize neridronate in the United States, Canada and Mexico.
We believe neridronate’s proposed mechanism of action in CRPS-1 is specifically matched to the disease biology of the warm phase. Following an inciting injury, the affected limb undergoes pathologically elevated bone turnover, a measurable process identifiable on a TPBS. Because neridronate is itself a bisphosphonate, we believe it will concentrate preferentially at these high-turnover sites, enabling its therapeutic effects to be exerted locally. Neridronate is believed to work through three complementary mechanisms: (i) stabilizing bone architecture by reducing pathologically elevated bone turnover; (ii) exerting anti-inflammatory effects by inhibiting the production and activation of immune cells that drive local inflammation; and (iii) reducing neuropathic pain signaling. Neridronate is planned to be administered as a high-dose, short-course regimen of four IV infusions of 100 mg each over ten days for a total dose of 400 mg. We believe its prolonged residence time in bone, estimated at more than six months, allows for sustained therapeutic effects long after the infusion course is complete, consistent with treatment responses observed in long-term follow-up data. The proposed mechanism of action for neridronate in CRPS-1 is shown in Figure 2 below.
Figure 2: Proposed Mechanism of Action of Neridronate in CRPS-1

Neridronate: CRPS Clinical Development History
The clinical evidence supporting the use of neridronate in CRPS comprises two distinct development programs conducted in different patient populations, both of which have directly informed the design of our potentially pivotal CRPS-RISE trial.
The first program was conducted by Abiogen in Italy and comprises two positive, randomized, double-blind, placebo-controlled Phase 3 clinical trials, referred to as NERIAS and NAIMES, both of which enrolled patients with early CRPS-1. NERIAS evaluated IV neridronate and demonstrated a statistically significant reduction in pain intensity versus placebo, with significant improvements across secondary endpoints including allodynia, hyperalgesia, edema, and quality of life. These results supported the 2014 approval of IV neridronate in Italy for the treatment of CRPS-1. NAIMES evaluated an IM formulation at the same total dose as the IV route with a different dosing regimen. NAIMES results were consistent with the NERIAS findings, demonstrating a statistically significant reduction in pain intensity versus placebo, which supported the 2024 approval of IM neridronate in Italy. Long-term follow-up data from these trials, as well as a real-world longitudinal study conducted by academic investigators at the University of Verona, provide evidence of durable, potentially disease-modifying treatment effects sustained over 12 months or more. We view the NERIAS trial, which evaluated the IV formulation, to be most directly relevant to our development plans with neridronate.
The second program was conducted by Grünenthal Pharma and included two global Phase 3 trials of IV neridronate 400 mg, referred to as KF-7013-02 and KF-7013-04, enrolled a substantially broader CRPS population, allowed both warm and cold phase patients and patients with both CRPS-1 and CRPS-2, and did not require a positive TPBS. The Grünenthal Phase 3 trials were terminated early following a pooled pre-specified interim futility analysis. Despite the early termination, KF-7013-02 achieved statistical significance in the final analysis. Post-hoc analyses of the Grünenthal data suggested that the positive result was driven by the subset of patients in the warm phase of CRPS-1, similar to the population enrolled in the Abiogen trials and the population targeted in CRPS-RISE. A summary of the clinical trials conducted in both programs is shown in Figure 3 below.

Figure 3: Summary of Certain Prior Clinical Trials

Study	Trial Sponsor	Treatment Regimen	Key Study Findings
NERIAS: Phase 3 (n = 82)	Abiogen	IV neridronate 100 mg administered on days 1, 4, 7, and 10 for a total dose of 400 mg.
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Statistically significant: 73.2% of neridronate-treated participants versus 32.5% of placebo-treated participants achieved at least a 50% improvement in pain intensity
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On average, neridronate-treated participants moved from severe pain (average baseline pain >70 measured by VAS) to mild pain (pain < 40)
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Safety: Generally well-tolerated – two withdrawals were adverse event related (one neridronate treated and one placebo-treated participant)

NAIMES: Phase 3 (n = 78)	Abiogen	IM neridronate 25 mg administered daily on days 1 through 16 for a total dose of 400 mg.
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Statistically significant: 65.9% of neridronate-treated participants versus 29.7% of placebo-treated participants achieved at least a 50% improvement in pain intensity
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Safety: Generally well-tolerated – two withdrawals were adverse event related (one neridronate treated and one placebo-treated participant)

Open-Label Extension of NAIMES (n = 73)	Abiogen	Placebo cross-over from NAIMES trial used IV neridronate 100 mg administered on days 1, 4, 7, and 10 for a total dose of 400 mg
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Benefits on pain, clinical signs, and functional measures were maintained and further improved over 12 months in both treatment groups
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In both groups, the proportion of responders increased progressively through 12 months, reaching 88.0% in IV-treated patients and 91.4% in IM-treated patients
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Safety: Generally well tolerated

KF-7013-02: Phase 3 (n = 57)	Grünenthal	IV neridronate administered on days 1, 4, 7, and 10 for a total dose of 400 mg
•
Enrolled CRPS-1, CRPS-2, warm and cold phase participants – no positive TPBS requirement
•
Trial was terminated early following a pooled, pre-specified interim futility analysis.
•
KF-7013-02 achieved a statistically significant result on the primary endpoint (12 week reduction in pain intensity)
•
Post-hoc analyses suggest statistically significant result driven by the participant subset with warm phase CRPS-1
•
Safety: Generally well-tolerated

KF-7013-04: Phase 3 (n = 99)	Grünenthal	IV neridronate administered on days 1, 4, 7, and 10 for a total dose of 400 mg
•
Enrolled CRPS-1, CRPS-2, warm and cold phase participants – no positive TPBS requirement.
•
Trial was terminated early following a pooled, pre-specified interim futility analysis.
•
KF-7013-04 did not achieve a statistically significant result on its primary endpoint.
•
KF-7013-04 trial enrolled a lower proportion of warm phase CRPS-1 participants than KF-7013-02.
•
Safety: Generally well-tolerated

NERIAS: Phase 3 Trial with IV Neridronate
The pivotal NERIAS trial was a randomized, double-blind, placebo-controlled, multi-center Phase 3 study conducted by Abiogen in Italy that enrolled 82 patients with early CRPS-1. NERIAS evaluated the IV formulation of neridronate that we are developing in CRPS-RISE. Key eligibility criteria required a CRPS-1 diagnosis, symptom duration of no longer than four months since onset, and a positive TPBS. Patients were randomized 1:1 to receive IV neridronate 100 mg or IV placebo administered on days 1, 4, 7, and 10, for a total neridronate dose of 400 mg, followed by an open-label placebo crossover phase after a 10-day washout period. The primary endpoint was the proportion of participants achieving at least a 50% improvement in pain intensity from baseline to day 40, as measured by a visual analog scale (“VAS”; range 0–100 mm). Key findings and conclusions at day 40 included:
•	73.2% of neridronate-treated participants versus 32.5% of placebo participants achieved at least a 50% improvement in pain (p=0.0003; placebo-subtracted difference: 40.7 percentage points).
•	Neridronate demonstrated a statistically significant reduction in pain intensity versus placebo (p<0.0001; placebo-subtracted difference: −24.46 mm in favor of neridronate).
•	On average, neridronate-treated patients moved from severe pain (average baseline pain >70 measured by VAS) to mild pain (pain < 40).
•
Statistically significant improvements versus placebo were observed across most secondary endpoints, including the McGill Pain Questionnaire sensory (p = 0.0002) and affective (p < 0.0001) items, the Short Form 36 (“SF-36”) physical functioning aggregate score (p=0.0028), edema (p = 0.0009), allodynia (p = 0.0027), hyperalgesia (p < 0.0001), and pain at motion (p < 0.0001).

•
Notably, responses were comparable in patients treated initially with neridronate and in patients who crossed over from placebo to neridronate following washout. At the start of the open-label phase, 80.6% of patients were still in the warm phase.

Neridronate was generally well-tolerated. The most common treatment related/treatment-emergent adverse events were related to acute phase reaction (“APR”). APR is a transient flu-like syndrome, a well-known adverse reaction especially to the first dose of an IV bisphosphonate. There were two withdrawals due to adverse events (one from a neridronate-treated participant and one from a placebo-treated participant) and no serious adverse events (“SAEs”) in neridronate-treated participants. The results from the NERIAS trial are shown in Figure 4 below.
Figure 4: NERIAS Trial Results for IV Neridronate

NAIMES: Phase 3 Trial with IM Neridronate
Following the successful NERIAS trial, Abiogen conducted the NAIMES trial to evaluate an IM formulation of neridronate. NAIMES was a randomized, double-blind, placebo-controlled, multi-center Phase 3 study that enrolled 78 patients with early CRPS-1 in Italy. Key eligibility criteria were similar in design to NERIAS. Patients were randomized 1:1 to receive IM neridronate 25 mg or IM placebo administered daily on days 1 through 16, for a total dose of 400 mg, followed by an open-label placebo crossover phase. The 400 mg total dose evaluated in the NAIMES trial was identical to the total IV dose evaluated in the NERIAS trial. The primary endpoint was the proportion of participants achieving at least a 50% improvement in pain intensity from baseline to day 30, as measured by a visual analog scale (VAS; range 0–100 mm). Key findings and conclusions at day 30 from the double-blind phase included:
•	65.9% of neridronate-treated participants versus 29.7% of placebo participants achieved at least a 50% improvement in pain (p=0.0017; placebo-subtracted difference of 36.1 percentage points).
•	Neridronate demonstrated a statistically significant reduction in pain intensity versus placebo (p=0.0003; placebo-subtracted difference of −19.12 mm in favor of neridronate as measured by VAS).
•
Statistically significant improvements versus placebo were observed across key secondary endpoints including edema (p=0.03), allodynia (p=0.0004), hyperalgesia (p=0.0023), and pain at motion (p=0.0009), as well as improvements in the McGill Pain Questionnaire sensory and affective domains.

Neridronate was generally well-tolerated, with no SAEs and no study discontinuations due to adverse events in the neridronate group attributable to pain or other serious causes; the most common treatment-emergent adverse events were APR and local injection site pain. One placebo and one neridronate-treated patient discontinued due to adverse events. The results from the NAIMES trial are shown in Figure 5 below.
Figure 5: NAIMES Trial Results for IM Neridronate

To assess the durability of treatment effects observed during the double-blind NAIMES trial, a pre-specified, open-label extension (“OLE”) phase was conducted. Patients originally randomized to placebo crossed over to receive IV neridronate 400 mg (100 mg administered on days 1, 4, 7, and 10), and both the IV and IM neridronate treatment groups were followed for 12 months. Of the 73 patients who entered the extension phase, 60 (82.2%) completed the 12-month follow-up. Key findings and conclusions from the open-label phase included:

•	Improvements in pain, clinical signs, and functional outcomes were maintained through 12 months in both treatment groups, with continued improvement observed over time.
•
The proportion of responders, defined as patients achieving a ≥50% reduction from baseline in pain intensity, increased progressively through day 360, reaching 88.0% in the IV treatment group and 91.4% in the IM treatment group.

•	Among the patients who met the responder definition at the end of the double-blind phase, 96.3% remained responders through day 360.
•	Improvements were also maintained across secondary efficacy measures, including clinical signs, the McGill Pain Questionnaire, and SF-36 health-related quality of life assessments.
•	Three SAEs were reported during the extension period, none of which were considered related to study treatment.
The results of the NAIMES OLE are shown in Figure 6 below.
Figure 6: NAIMES OLE Results

Real-World, Longitudinal Study with IV Neridronate
Investigators at the University of Verona in Italy performed a real-world, longitudinal observational study in 103 patients with CRPS-1 treated with IV neridronate 400 mg. Key eligibility criteria were similar in design to NERIAS and NAIMES: established diagnosis of CRPS-1 with symptom duration of no longer than four months. The primary outcomes from the study were changes in pain intensity (VAS; range 0–100 mm) at month 3 and month 12.
Key findings and conclusions from the study included:
•
Over 12 months, mean pain scores decreased from 79.1 mm at baseline to 33.1 mm at month 3 and 17.5 mm at month 12 (all comparisons versus baseline: p<0.0001), representing a 78% reduction in mean pain over the 12-month observation period.

•	Improvements in pain were sustained through the last available observation timepoint (mean pain 19.1 mm at a median timepoint: 3.6 years), suggesting durability of effect well beyond 12 months.
•	More than 84% of patients achieved resolution of key CRPS-1 signs and symptoms, including hyperalgesia and allodynia, by month 12.
•
Early pain intensity reduction was significantly and strongly associated with lower risk of loss of motion at 12 months, a finding consistent with the hypothesis that early, effective pain control can prevent the long-term functional disability characteristic of cold-phase CRPS-1.

•	No severe adverse events were attributed to neridronate by the study’s investigators.
The results of the longitudinal study are shown in Figure 7 below.
Figure 7: Outcomes for IV Neridronate from Real World, Longitudinal Study

<0.0001
100
<0.0001
<0.0001
0.7130
79.1
80
60
VAS Pain (mm)
40
Median time
to last visit = 3.6 yrs
33.1
17.5
19.1
20
DDDD
0
Baseline
Month 3
Month 12
Last

Lessons Learned from Grünenthal Phase 3 Trials
In 2013, the rights to neridronate for global development were licensed to Grünenthal. Grünenthal performed a total of four studies: a Phase 2 dose-ranging study, a large open-label safety study with 1-year follow-up, and two pivotal Phase 3 trials. The two pivotal Phase 3 trials were global, randomized, double-blind, placebo-controlled clinical trials of IV neridronate 400 mg (administered as 100 mg on days 1, 4, 7, and 10) in CRPS: KF-7013-02 and KF-7013-04. The primary endpoint in both trials was change in pain intensity measured on an 11-point Numerical Rating Scale (“NRS”; range 0–10) at week 12.
A pre-specified futility analysis was conducted when approximately 80 participants across both KF-7013-02 and KF-7013-04 had completed the week 12 visit, which led to early termination of both trials. Furthermore, the license agreement was terminated, resulting in the return of the licensed rights. Despite the early termination, final analyses of the Phase 3 trials produced divergent results: KF-7013-02, which by chance enrolled a higher proportion of participants with warm phase CRPS-1 features, achieved a statistically significant and clinically relevant primary endpoint (least squares mean difference (“LSMD”) vs. placebo: −1.07 points on an 11-point NRS; p=0.0111), while KF-7013-04 did not (p=0.2522).
Post-hoc analyses of the KF-7013-02 data suggested that the positive result was driven by the subset of participants with CRPS-1 and warm phase features at baseline, including edema, redness, and warmth in the affected limb, consistent with the findings from the successful Abiogen Phase 3 trials. We believe the Grünenthal experience therefore provides important corroborating evidence suggesting that neridronate’s activity is concentrated in warm phase CRPS-1 patients, and that broad enrollment of both warm and cold phase participants, together with the absence of a positive TPBS requirement, substantially dilutes the detectable treatment effect. This observation is a foundational scientific rationale for the precision medicine eligibility criteria employed in CRPS-RISE. A summary of the various differences across programs is shown in Figure 8 below.

Figure 8: Key Differences Across Grünenthal, Abiogen, and Ambros Phase 3 Trials

Protocol Element	Grünenthal	Abiogen	Ambros
Positive TPBS Required for Inclusion	No	Yes	Yes
CRPS-2 allowed / % CRPS-2	Yes / 25%	No / 0%	No / 0%
CRPS Symptom Duration Allowed	< 24 Months	< 4 Months	< 6 Months
CRPS Sub-type	Warm and Cold	Predominantly Warm	Warm

In addition to the differences between the enrolled patient population for KF-7013-02 and KF-7013-04, these trials also differed substantially from the NERIAS and NAIMES trials in their patient eligibility criteria. KF-7013-02 and KF-7013-04 enrolled patients with both CRPS-1 and CRPS-2, did not require TPBS confirmation, and allowed a symptom duration of up to 24 months. Based on a comparison of the inclusion criteria, we believe that very few of the participants in these trials would likely have qualified for NERIAS or NAIMES. Additionally, the median CRPS duration in KF-7013-02 and KF-7013-04 was 12.33 to 14.23 months. This suggests that the majority of enrolled participants were likely to have progressed beyond the warm phase into the chronic cold phase of the disease. We believe that these learnings have provided us with important insight into inclusion criteria and the potential for response to neridronate in the warm phase of CRPS-1 and have helped inform our trial design.
Predictors of Response: The Scientific Rationale for Our Precision Medicine Approach
Our CRPS-RISE Phase 3 trial strategy is to advance neridronate as a precision medicine by enrolling participants who are most likely to respond based on neridronate’s mechanism of action and on the clinical evidence generated in the Abiogen and Grünenthal Phase 3 programs. The eligibility criteria that define this precision medicine approach are both a warm CRPS-1 subtype and a positive TPBS confirming bone involvement in the affected limb.
1.
CRPS-1 vs. CRPS-2. Both the NERIAS and NAIMES Phase 3 trials conducted by Abiogen enrolled only patients with CRPS-1, excluding patients with CRPS-2. In contrast, the Grünenthal Phase 3 trials enrolled both CRPS-1 and CRPS-2 patients. Post-hoc analyses of the positive Grünenthal KF-7013-02 trial demonstrated that the treatment effect was driven by patients with CRPS-1; patients with CRPS-2 did not demonstrate a clinically meaningful response. This finding is consistent with neridronate’s proposed mechanism of action which involves concentrating at sites of elevated bone turnover and exerting anti-inflammatory and bone-stabilizing effects. CRPS-RISE therefore enrolls only participants with CRPS-1.

2.
Warm phase disease is the critical predictor, not disease duration alone. It has been observed across multiple clinical trials that neridronate appears to be most effective when administered early in the course of CRPS-1, and both NERIAS and NAIMES restricted enrollment to patients with symptom duration of four months or less. Importantly, our post-hoc analyses across the NERIAS, NAIMES and Grünenthal KF-7013-02 trials all demonstrated that the presence of warm phase features (redness, warmth) was associated with larger treatment effects. In NERIAS, patients with moderate edema at baseline demonstrated a LSMD in pain intensity at day 40 of −28.6 mm on a 100-point VAS (p=0.004) versus placebo, compared to −15.4 mm (p=0.068) in patients with mild edema. Similar dose-response relationships between baseline edema severity and treatment response were observed in NAIMES. In the Grünenthal KF-7013-02 trial, patients with redness and/or warmth in the affected limb at baseline showed an LSMD in pain intensity at week 12 of −2.11 on an 11-point NRS (p=0.001), compared to −0.91 (p=0.096) in those without such features.

Figure 9: Subgroup Analysis of Treatment Effects by Baseline Edema Across Certain Clinical Trials

As a result, we designed CRPS-RISE to require a warm phase subtype at baseline as a mandatory eligibility criterion. These findings are further supported by studies conducted at the Gaetano Pini Institute in Milan, showing that the presence of warm phase clinical features at baseline, including edema, redness, and increased skin temperature, is a significantly stronger predictor of treatment response than disease duration in a retrospective study. Taken together, available evidence suggests that warm phase signs and symptoms are a critical determinant of neridronate treatment response. CRPS-RISE enrolls only participants with six months or less of symptoms and warm phase signs and symptoms.
3.
TPBS positivity serves as a predictive biomarker that we believe identifies patients most likely to respond to neridronate. Because the TPBS imaging agent is itself a radiolabeled bisphosphonate, we believe that a positive scan should confirm that neridronate would follow the same biodistribution pathway and preferentially concentrate at sites of elevated bone turnover where its therapeutic effects are exerted. In this way, TPBS positivity may act as both a predictive biomarker and as evidence of neridronate’s mechanism of action. CRPS-RISE requires TPBS positivity for enrollment.

Taken together, the three eligibility criteria employed in CRPS-RISE: CRPS-1, warm subtype, and TPBS positivity, define a precision medicine approach that we believe identifies the patient population most likely to respond to neridronate based on alignment between the drug’s mechanism of action and the pathobiological state of the disease.
Our CRPS-RISE Phase 3 trial and Development Strategy
Our development strategy for neridronate in CRPS-1 is centered on CRPS-RISE, a Phase 3, randomized, triple-blind, placebo-controlled clinical trial evaluating IV neridronate in participants with warm phase CRPS-1, in which we dosed the first participant in June 2026. We expect to report topline results from CRPS-RISE in 2028. We intend for

CRPS-RISE to serve as the primary clinical trial supporting a potential regulatory submission. The FDA has granted Breakthrough Therapy Designation and Orphan Drug Designation for CRPS, and Fast Track designation for CRPS-1. Based on feedback from the FDA, we believe that data from a single successful Phase 3 clinical trial may be sufficient to support submission of an NDA, although the FDA may ultimately determine that additional clinical or other data are required. We plan for CRPS-RISE to be complemented by an OLE study and CRPS-1 patient registry designed to collect long-term outcomes beyond the 12-week triple-blinded treatment period in the CRPS-RISE trial.
CRPS-RISE employs a precision medicine approach that we believe is appropriate given the heterogeneous and progressive nature of CRPS-1. Our enrollment criteria include participants with warm phase CRPS-1 and a positive TPBS. By focusing on this population, we have designed CRPS-RISE to evaluate neridronate in participants that we think are most likely to demonstrate a measurable treatment response while maintaining a clinically meaningful and commercially significant target population within the broader CRPS-1 community. Our development strategy capitalizes on learnings from multiple prior clinical trials and real-world experience with neridronate.
CRPS-1 encompasses biologically distinct disease subtypes characterized by differences in inflammatory activity, vascular changes, and bone metabolism. Warm phase CRPS-1 is generally associated with inflammatory signs and symptoms, including edema and increased skin temperature, and may represent a patient population more closely aligned with the proposed mechanism of action of neridronate.
Post-hoc analyses of the Abiogen NERIAS and NAIMES and Grünenthal KF-7013-02 trials suggested that participants with the warm phase experienced greater treatment benefit than the CRPS-1 study population enrolled without such features. Therefore, we have focused CRPS-RISE on the warm phase subtype.
Trial Design
CRPS-RISE is currently enrolling with the intent to enroll a total of approximately 270 participants. Following a screening period of approximately two to six weeks, participants are dosed with 100 mg IV neridronate over a two-hour period on days 1, 4, 7 and 10. Participants are evaluated at weeks 3, 6, 9 and 12. The primary endpoint is the change from baseline to week 12 in mean weekly pain intensity measured using an 11-point NRS. The design of the CRPS-RISE Phase 3 trial is depicted in Figure 10 below:
Figure 10: CRPS-RISE Phase 3 Trial Design

Key Eligibility

- CRPS-1 diagnosed per clinical Budapest criteria
- A known precipitating event (e.g., sprain, fracture, contusion)
- CRPS duration ≤6 months
- Moderate-severe pain >4 on 11-point NRS (average weekly)

Precision medicine criteria

- Positive TPBS
- Warm CRPS-1 subtype, defined as:
  - Moderate to severe edema, or
  - At least mild edema + obvious redness, or
  - At least mild edema + increase in temperature

Screening 2 to ≤6 weeks

CRPS-RISE clinical trial

Randomize 1:1
N= ~135 IV neridronate 100 mg+
Days 1, 4, 7, and 10
Followed by off-treatment follow-up
N= ~135 IV placebo
Days 1, 4, 7, and 10
Followed by off-treatment follow-up
WEEK 3
Clinic Study Visit
WEEK 6
Clinic Study Visit
WEEK 9
Phone Call
WEEK 12
Clinic Study Visit

+ Neridronate dose will be adjusted as needed for participants with renal impairment

Key secondary endpoints include:
•	Proportion of participants achieving at least a 50% reduction in pain intensity at week 12.
•	Change from baseline to week 12 in CRPS Severity Score.
•	Patient Global Impression of Change in CRPS-related health at week 12.
•	Change from baseline to week 12 in the SF-36 Item Health Survey Physical Functioning Domain score.
Additional secondary endpoints include assessments of individual signs and symptoms of CRPS, sleep disturbance, and clinician global assessments.
Based on feedback from the FDA, we believe that data from a single successful Phase 3 clinical trial, CRPS-RISE, may be sufficient to support submission of an NDA, although the FDA may ultimately determine that additional clinical data are required.
We submitted a Type D meeting request to the FDA seeking feedback on a proposed interim analysis of CRPS-RISE that could permit the trial to be stopped early for efficacy. Following review of additional information provided by us, the FDA indicated that incorporating an interim analysis with a group sequential design is acceptable. The interim analysis is expected to be performed when approximately half of the study participants have completed the study and would be conducted by an independent data monitoring committee pursuant to a prespecified statistical analysis plan. We intend to modify the CRPS-RISE protocol to reflect the planned interim analysis and to submit a revised statistical analysis plan and data monitoring committee charter for FDA review.
Registry and OLE
The neridronate clinical program also includes a disease registry designed to collect long-term outcomes beyond the 12-week triple-blinded treatment period and an OLE study. The OLE is intended to support participant recruitment and retention and to evaluate a potential second course of neridronate treatment in participants who do not achieve an adequate response during the blinded portion of the trial, regardless of their original treatment assignment.
Tolerability
The tolerability profile of neridronate overall and in CRPS specifically has been well-established and is based on existing clinical trial data from studies conducted by Abiogen and Grünenthal and post-marketing Italian experience in approximately 600,000 patients across all approved indications. The most common treatment-emergent adverse events across clinical trials in CRPS were arthralgia, headache, pyrexia and nausea, which are features of a transient acute phase reaction that typically resolves within approximately three days. The tolerability profile has been consistent with other IV bisphosphonates. Identified risks for bisphosphonate therapies as a class include osteonecrosis of the jaw, adverse renal events, eye inflammation and atypical femoral fractures; we believe the short-term treatment duration of neridronate has contributed to the low observed rates of these adverse events. No cases of atypical fracture or osteonecrosis of the jaw were reported in completed CRPS trials; however, osteonecrosis of the jaw has been very rarely reported in post-marketing data in Italy.
Our Commercialization Strategy
CRPS-1 Market Opportunity
We believe neridronate, if approved for the treatment of CRPS-1 in the United States, would address a well-defined and underserved market with substantial unmet medical need. Symptoms are typically managed with a variety of off-label pharmacological therapies, including neuropathic pain drugs (such as anticonvulsants and tricyclic antidepressants), opioids, and topical pain relief creams. However, these pharmacological therapies generally provide limited efficacy and are associated with safety and tolerability concerns. If approved by the FDA, we believe neridronate would be the first pharmacological therapy for the treatment of CRPS-1 in the United States with the potential to become the first-line standard of care in this indication.
We estimate the annual incidence of CRPS-1 in the United States to be approximately 65,000 newly diagnosed people each year, and we believe the health economic burden of this disease is substantial, driven by repeated medical procedures, lost productivity, long-term disability, and opioid use disorder present in approximately 15% of CRPS-1 patients within the first year of diagnosis — a rate nearly five times higher than the general U.S. population. We believe the number of diagnosed CRPS-1 patients could grow over time as physician awareness and diagnostic practices improve.

We have estimated the potential commercially relevant patient population for neridronate by applying the following framework based on both market research and published epidemiological data:
•	Approximately 50% of CRPS-1 patients in the United States are currently diagnosed within six months of symptom onset. By 12 months of symptom onset, approximately 80% of CRPS-1 patients are diagnosed.
•	Warm phase disease predominates across the first 12 months from symptom onset, affecting approximately 80% to 90% of patients in the first 6 months and 70% to 75% of patients between 6 and 12 months.
•	Among these warm phase patients, we estimate that up to 85% will have a positive TPBS.
•
We estimate a total addressable market equal to 31,000 to 40,000 newly eligible patients per year. This population could grow significantly as physician awareness and referral networks improve the rate of patients diagnosed within 12-months of symptom onset.

If approved, we believe neridronate would represent the only pharmacologic therapy approved in the United States for this well-defined, clinically differentiated CRPS-1 patient population and therefore may have the potential to be incorporated into clinical guidelines and compendia applicable to these patients. We intend to develop a robust market access strategy and engage with managed care organizations as we approach potential approval, and we plan to engage with payors in advance of a potential launch to support timely formulary inclusion and reimbursement.
Commercial Model
We intend to commercialize neridronate in the United States, if approved, through a targeted specialty sales force, which we believe will enable us to effectively reach the majority of CRPS-1 patients in the United States via a concentrated prescriber base of approximately 12,500 U.S. hand and foot specialists and 6,000 U.S. pain specialists treating CRPS-1, supported by a field management structure, a managed care and market access team, and medical affairs personnel. We expect our initial sales and marketing efforts will be directed toward high-volume pain clinics, hand and foot specialists, orthopedists, key opinion leaders, influential academic medical centers and health systems, and third-party pharmacy benefit managers and payors.
We have begun pre-commercialization activities in parallel with our CRPS-RISE Phase 3 trial. To date, these activities have consisted primarily of market research and commercial planning, including analysis of the CRPS-1 prescriber base and evaluation of potential distribution models. We have not established a sales force or other commercial infrastructure. We expect to expand these activities over time, including through disease state education initiatives, so that we can execute a timely commercial launch if neridronate receives FDA approval.
Competition
The biopharmaceutical and pharmaceutical industries are highly competitive, and we face competition from a variety of sources, including other pharmaceutical companies, biotechnology companies, academic and research institutions, and government agencies. If neridronate is approved, it will compete for patients, prescribers, and reimbursement with a number of established off-label pharmacological therapies, such as nonsteroidal anti-inflammatory drugs, gabapentin, pregabalin, tricyclic antidepressants, duloxetine, topical pain relief creams and opioids, as well as invasive interventional procedures such as spinal cord stimulation and intrathecal pain pumps, and any future approved therapies for CRPS-1. Many of our potential competitors have substantially greater financial resources, research and development capabilities, manufacturing capacity, and sales and marketing experience than we do. See the section entitled “Risk Factors—Risks Related to Ambros—Risks Related to Commercialization, Marketing and Competition of Our Product Candidates” for a more complete discussion of the risks we face from potential competition.
To our knowledge, there are currently no other product candidates in Phase 2 clinical development or beyond for the treatment of CRPS-1 within the pharmaceutical or biotechnology industry. The history of CRPS-1 drug development has been marked by numerous clinical program failures, which we believe reflects the challenge of enrolling heterogeneous patient populations without a precision medicine patient selection strategy, rather than the absence of a biologically actionable therapeutic target.
The CRPS-1 drug development landscape may change materially following the publication of positive clinical data from CRPS-RISE, if obtained. We are aware that a successful pivotal trial in an orphan indication with no approved pharmacological therapy could attract new interest from pharmaceutical and biotechnology companies seeking to develop competing treatments, including potential competitors with greater resources than we possess. Our ability to maintain a durable competitive position in CRPS-1 will depend in part on our layered intellectual property position, comprised of our issued polymorph patent (expiring 2039, eligible for patent term extension), our issued patient selection methods patent (expiring 2045), expected NCE exclusivity, and expected seven years of Orphan Drug exclusivity upon FDA approval — as well as on our ability to establish neridronate as the recognized standard of care for warm phase CRPS-1 before any competing products reach the market. Bisphosphonates are not patent-protected as a class, and nothing would prevent a third party from conducting its own clinical trials of another bisphosphonate in a TPBS-positive, warm phase CRPS-1 population if it is able to demonstrate adequate toxicity and safety data at the high dose required in CRPS and chooses to do so, though we believe the absence of interchangeability between neridronate and other bisphosphonates in this clinical context would limit such a competitive risk. See the section entitled “Risk Factors—Risks Related to Ambros—Risks Related to Commercialization, Marketing and Competition of Our Product Candidates” and “—Risks Related to Intellectual Property” for a more complete discussion.
Intellectual Property
We seek to protect our competitive position through a combination of patents, regulatory exclusivities, and trade secrets, proprietary know-how and regulatory data. Our intellectual property provides for multiple overlapping layers of protection for neridronate and our precision medicine patient selection approach.
The term of any given patent depends upon the legal term of patents in the countries in which they are obtained. In the United States, the statutory patent term is 20 years from the earliest non-provisional U.S. filing date of the application. Additionally, a U.S. patent’s term may be lengthened by PTA, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is subject to a terminal disclaimer. In addition, in certain instances, a patent term can be extended under the Hatch-Waxman Act to recapture a portion of the term effectively lost as a result of the FDA regulatory review period; however, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. For a granted patent to remain in force, most countries require the payment of maintenance fees at specified intervals. In some circumstances, a patent may lapse irrevocably if a maintenance fee is not paid.
We have three granted U.S. patents relating to neridronate and its uses.
•
A patent relating to methods of treating selected patients with neridronate, covering the precision medicine eligibility criteria — including TPBS-positive assessment and specific warm phase CRPS-1 clinical features — that underpin our CRPS-RISE Phase 3 trial. Not accounting for any patent term extension, assuming all maintenance fees are paid and no patent term has been disclaimed, this patent will expire in 2045.

•
Two patents relating to a specific polymorph of neridronate and processes for the preparation thereof. Assuming all maintenance fees are paid and no patent term is disclaimed, these patents will expire in 2039 and 2040, respectively.

We also rely on trade secrets, and/or proprietary know-how, and regulatory data transferred to us under the Abiogen License Agreement to support and maintain our competitive position.
In the event of FDA approval of neridronate for CRPS-1, we expect to receive five years of NCE exclusivity in the United States, during which the FDA may not accept an abbreviated new drug application or 505(b)(2) application referencing neridronate as the listed drug until one year prior to the expiration of NCE exclusivity, and seven years of Orphan Drug exclusivity, during which the FDA may not approve the same drug for the same orphan indication, subject to limited exceptions. We also believe neridronate may be eligible for an additional six months of marketing exclusivity if we conduct pediatric studies in CRPS-1 pursuant to an FDA Written Request, and we plan to engage with the FDA to discuss potential regulatory alignment on such a study. These exclusivity periods would run from the date of FDA approval and would overlap with our patent coverage. We believe the combination of patent coverage and expected NCE and Orphan Drug exclusivity and potential pediatric exclusivity provides meaningful and layered protection for neridronate in CRPS-1 in the United States; however, we cannot guarantee that our patents will not be challenged or that exclusivity periods will provide the degree of protection we currently anticipate. See the section entitled “Risk Factors—Risks Related to Ambros—Risks Related to Intellectual Property” for a complete discussion.
License and Development Agreement with Abiogen
On December 18, 2024, we entered into the Abiogen License Agreement. Pursuant to the Abiogen License Agreement, Abiogen granted us an exclusive license, with the right to sublicense subject to certain conditions, under specified Abiogen technology to exploit licensed products containing neridronate for human use in our initial territory of the

United States, Canada and Mexico. We also received a limited worldwide non-exclusive right to conduct development activities outside our territory solely to support development inside our territory and, in the event of a supply failure, a limited right to have licensed products manufactured for our territory. Abiogen retained exclusive worldwide manufacturing rights except to the extent of those supply-failure rights.
Under the Abiogen License Agreement, we are responsible, at our expense, for the development, regulatory approval and commercialization of licensed products in our territory. We are required to use commercially reasonable efforts to develop and obtain regulatory approval for at least one licensed product for the treatment of CRPS-1 in the United States. We are also required to use commercially reasonable efforts to commercialize at least one licensed product for CRPS-1 in the United States following regulatory approval. The Abiogen License Agreement further provides that, if we control other products, commercially reasonable efforts will be deemed to require us to direct the majority of our resources to the clinical development of the licensed products until the topline data readout for, or earlier completion of, the first Phase 3 clinical trial in CRPS-1.
In connection with the execution of the Abiogen License Agreement, we issued to Abiogen a convertible promissory note in the aggregate principal amount of $15.0 million as partial consideration for the rights granted by Abiogen to us under the Abiogen License Agreement. In September 2025, such convertible promissory note was converted into 4,239,434 shares of Ambros Series A-2 Preferred Stock as part of our Series A-1/A-2 convertible preferred stock financing (the “Ambros Series A-1/A-2 Convertible Preferred Stock Financing”). In addition, we obtain our commercial supply of licensed product under the Abiogen Supply Agreement (as defined below) at a transfer price equal to the cost of goods plus a low double-digit markup. We are separately obligated to pay Abiogen a mid-single-digit royalty on aggregate annual net sales of licensed products in our territory, subject to certain customary reductions and subject to a specified royalty floor. This royalty is payable per licensed product during the royalty term. The royalty term is, on a country-by-country and licensed product-by-licensed product basis, a period beginning on the date of the first commercial sale of each licensed product in a country in our territory and continuing until the latest of: (i) 10 years from the date of first commercial sale of such licensed product in such country, (ii) expiration of all regulatory exclusivity rights for such licensed product in such country, and (iii) expiration of the last valid claim of a licensed patent covering such licensed product in such country.
Unless earlier terminated, the Abiogen License Agreement expires on a country-by-country and licensed product-by-licensed product basis upon expiration of the royalty term for the applicable licensed product in the applicable country, and it expires in its entirety upon expiration of the royalty term for the last licensed product commercialized in the last country in our territory. We have the right to terminate the Abiogen License Agreement for convenience upon prior written notice, and either party may terminate the Abiogen License Agreement for the other party’s material breach or bankruptcy.
Supply Agreement
In connection with the Abiogen License Agreement, on December 18, 2024, we entered into the Abiogen Supply Agreement pursuant to which Abiogen agreed to manufacture and supply our requirements for licensed product for commercial distribution in our territory. Under the Abiogen Supply Agreement, Abiogen is responsible for manufacturing finished, packaged and labeled product in accordance with agreed specifications, applicable law, GMP and applicable regulatory requirements, and for procuring materials, maintaining required manufacturing approvals and supporting regulatory inspections.
The Abiogen Supply Agreement will terminate immediately upon termination (but not expiration) of the Abiogen License Agreement. The Abiogen Supply Agreement will otherwise remain in effect in perpetuity unless earlier terminated by either party for the other party’s material breach or bankruptcy.
Manufacturing
We do not own or operate any manufacturing facilities. We rely on Abiogen and third-party CMOs for all of our drug substance and drug product requirements for clinical and, if neridronate is approved, commercial use. We have no current plans to establish our own manufacturing capabilities, and we expect to continue to rely on Abiogen and third-party CMOs for the foreseeable future. See the section entitled “Risk Factors—Risks Related to Ambros—Risks Related to Third Party Relationships” for a discussion of the risks associated with this reliance and the subsection entitled “—License and Development Agreement with Abiogen” for a description of our supply arrangements with Abiogen.

Drug Substance
Under the Abiogen License Agreement, Abiogen is the sole supplier of neridronate drug substance and is obligated to supply our requirements for clinical use, either directly from its own manufacturing facilities in Pisa, Italy, or through CMOs of its choosing. Abiogen is required under the Abiogen License Agreement to maintain a reserve of a defined period of our requirements of drug substance, sufficient to protect against supply interruption.
Drug Product – Clinical Supply
Neridronate drug product for use in CRPS-RISE is manufactured as a sterile IV solution by Alcami, pursuant to a customary manufacturing agreement. Alcami’s facilities periodically undergo inspections by regulatory authorities. We believe our current clinical supply arrangements are sufficient to provide clinical trial material through topline data from CRPS-RISE.
Drug Product – Commercial Supply
Under the Abiogen Supply Agreement, Abiogen is responsible for supplying all of our commercial drug product requirements, either from its own facilities in Pisa, Italy, or through CMOs of its choosing, and is required to engage a backup CMO for commercial drug product supply.
Government Regulation
Government authorities in the United States, at the federal, state and local levels, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of human drug products such as those we are developing. The process of obtaining regulatory approvals and ensuring compliance with applicable federal, state, local and foreign statutes, regulations and requirements both during development and post-approval requires the expenditure of substantial time and financial resources.
U.S. Drug Development Process
In the United States, the FDA regulates drugs under the FDCA and its implementing regulations. A new drug must be approved by the FDA through the NDA process before it may be legally marketed in the United States. Failure to comply with the applicable U.S. requirements at any time during the product development or approval process, or after approval, may subject an applicant to administrative or judicial sanctions brought by the FDA and the DOJ, or other governmental entities. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.
We, along with the entities we collaborate with, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our product candidates. The process of obtaining regulatory approvals of drug products and ensuring subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations requires the expenditure of substantial time and financial resources.
The process required by the FDA before a drug may be marketed in the United States generally involves the following:
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completion of preclinical and other laboratory tests, animal studies and formulation studies, certain of which must be completed in accordance with FDA’s good laboratory practice regulations, and other applicable requirements;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin and must be updated annually or when significant changes are made;
•	approval by an IRB or ethics committee at each clinical site before each clinical trial may be initiated;
•	performance of adequate and well-controlled human clinical trials in accordance with GCPs to evaluate the safety and efficacy of the proposed drug for its intended use;
•	preparation of and submission to the FDA of an NDA;
•	payment of user fees for FDA review of the NDA;
•	a determination by the FDA within 60 days of its receipt of an NDA to file the application for substantive review;

•	satisfactory completion of an FDA advisory committee review, if applicable;
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satisfactory completion of FDA inspections of the manufacturing facility or facilities at which the drug is produced to assess readiness for commercial manufacturing and conformance to the manufacturing-related elements of the application, and to assess compliance with current Good Manufacturing Practice GMP regulations to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of potential inspections of selected clinical investigation sites to assess compliance with GCPs;
•	FDA review and approval of the NDA; and
•	compliance with any post-approval commitments and/or requirements, including the potential requirement to implement a REMS or to conduct a post-approval study.
Preclinical Studies and IND Application
Once a product candidate is identified for development, it enters the preclinical development stage. The preclinical development stage generally involves laboratory evaluations of chemistry, formulation, and stability, as well as studies to evaluate the product candidate’s toxicity, in an effort to support subsequent clinical testing. The conduct of nonclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety and toxicology studies.
Prior to beginning the first clinical trial with a product candidate in the United States, the product’s developer, also referred to as the IND sponsor, must submit the results of preclinical testing, together with manufacturing information and analytical data, to the FDA as part of an IND. An IND is a request for allowance from the FDA to administer an investigational drug product to humans, and must become effective before human clinical trials may begin. In addition to including the results of these nonclinical studies, the IND will also include a general investigational plan and a study protocol, detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the trial protocol includes an efficacy evaluation. The IND may also include any available human data or literature to support the use of the product candidate. Additional nonclinical testing may continue even after the IND is submitted.
The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on partial or full clinical hold. In such case, the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin or proceed as proposed. Submission of an IND therefore may or may not result in FDA allowance to begin a clinical trial. Clinical holds also may be imposed by the FDA at any time after initiation of clinical trials due to safety concerns about ongoing or proposed clinical trials or non-compliance with specific FDA requirements, and in such case, the applicable trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted. A clinical hold may affect one or more specific studies or all studies conducted under an active IND.
Human Clinical Trials in Support of an NDA
All clinical trials must be conducted under the supervision of one or more qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include, among other things, the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials must be conducted under protocols detailing, among other things, the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and a separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent material amendments to a protocol. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA. Sponsors also must submit written IND safety reports to the FDA and investigators in a timely manner for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

Furthermore, an IRB for each site proposing to conduct the clinical trial must review and approve the protocol before a clinical trial commences at that site and must also approve the information regarding the trial and the consent form that must be signed by each research subject or the research subject’s legal representative, monitor the study until completed, and otherwise comply with IRB regulations. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. In addition, some clinical trials also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated checkpoints based on access to certain data from the trial. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries, including www.clinicaltrials.gov.
A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if, among other things, the study was conducted in accordance with GCP, and the FDA is able to validate the data through an onsite inspection if deemed necessary.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
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Phase 1: The product candidate is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, excretion, distribution and elimination, and, if possible, to gain an early indication of its effectiveness.

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Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases, and to determine dosage tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide substantial evidence of efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk-benefit ratio of the product candidate and provide an adequate basis for product labeling.

In some cases, the FDA may require, or sponsors may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product within the intended indication. These post-marketing clinical trials, sometimes referred to as “Phase 4” studies, may be used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.
During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice and for the sponsor and the FDA to reach alignment on the next phase of development.
Concurrent with clinical trials, sponsors usually complete additional nonclinical studies and must also develop additional information about the chemical and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with GMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the finished drug product. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf life.
U.S. Review and Approval Process
Assuming successful completion of the required clinical testing, the results of nonclinical studies and clinical trials, along with detailed descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of a substantial user fee, unless a waiver or exemption applies. An annual program fee is also assessed on sponsors of approved prescription drug products. FDA adjusts these user fees on an annual basis.
The FDA conducts a preliminary review of an NDA within the first 60 days after submission, before accepting the application for filing, to determine whether it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once filed, the FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether it is being manufactured in accordance with GMP requirements to assure and preserve the product’s identity, strength, quality and purity. Under current policies established pursuant to PDUFA, the FDA has a goal of ten months from the filing date to complete its initial review of a standard application for a drug that is a new molecular entity, and six months from the filing date for an NDA that has been granted priority review. The FDA does not always meet its PDUFA goal dates and the review process may be extended by the FDA, including to respond to new information deemed a “major amendment” to the application.
The FDA also may require the development of a REMS if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the product. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS can include medication guides, physician communication plans and/or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.
The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making product approval and risk mitigation decisions.
Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with GMP requirements and adequate to ensure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to ensure that the clinical trials were conducted in compliance with GCP regulations and to assure the integrity of the clinical data submitted to the FDA.
After the FDA completes its evaluation of the NDA and any inspections or advisory committee consultations, the FDA will issue either an approval letter or a CRL to the NDA applicant. An approval letter authorizes commercial marketing of the drug for specific indications for use. A CRL indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A CRL usually describes the specific deficiencies in the NDA identified by the FDA. Such deficiencies may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials or other significant and time-consuming requirements related to nonclinical studies or manufacturing. If a CRL is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies that the FDA has identified in the letter, or withdraw the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter to the applicant. The FDA has committed to reviewing such resubmissions in response to an issued CRL in either two or six months depending on the type of information included. Even if such additional data and information are submitted, however, the FDA may ultimately decide that the resubmitted NDA does not satisfy the regulatory criteria for approval.
If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct Phase 4 or other post-market trials to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized. The FDA may also place other conditions on approval, including the requirement for a REMS, to assure the safe use of the drug. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.
In addition, PREA requires a sponsor to conduct pediatric clinical trials for most drugs; specifically, in relation to applications for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements thereto must contain a pediatric assessment unless the sponsor has received a deferral or waiver. Sponsors must also submit PSPs to the agency for review within sixty days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 clinical trial. The initial PSP must include an outline of the pediatric trial or trials that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric trials along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed upon initial PSP if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials or other clinical development programs.
The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective, unless a waiver or deferral has been granted. The FDA may defer, on its own initiative or upon the sponsor’s request, submission of the pediatric assessments for some or all pediatric subpopulations until a specified date after approval. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a PREA non-compliance letter to any sponsor that fails to submit the required assessment, fails to keep a deferral current or fails to submit a request for approval of a pediatric formulation. The FDA publicly posts such PREA non-compliance letters and the sponsor’s response.
Fast Track, Breakthrough Therapy, and Priority Review Designations
The FDA offers a number of programs intended to expedite the development or review of a marketing application for an investigational drug. For example, the Fast Track designation program is intended to expedite or facilitate the process for developing and reviewing product candidates that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a Fast Track product candidate has opportunities for more frequent interactions with the applicable FDA review team during development and, once an NDA is submitted, the application may also be eligible for priority review. An NDA for a Fast Track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.
A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for Breakthrough Therapy designation to expedite its development and review. A product candidate can receive Breakthrough Therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.
In addition, an NDA may be eligible for priority review if the product candidate is designed to treat a serious condition, and if approved, would provide a significant improvement in safety or efficacy compared to available therapies for such disease or condition. The FDA will attempt to direct additional resources to the evaluation of an NDA designated for priority review in an effort to facilitate the review. For new-molecular-entity NDAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date, as compared to ten months for review of new-molecular-entity NDAs under its current PDUFA review goals.

Fast Track designation, Breakthrough Therapy designation, and priority review do not change the standards for approval, but they may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may grant orphan drug designation (“ODD”) to a product intended to treat a rare disease or condition, defined as a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biological product in the United States will be recovered from sales in the United States of that drug or biological product. ODD must be requested before submitting an NDA. After the FDA grants ODD, the identity of the therapeutic agent and its orphan designation are disclosed publicly by the FDA.
A product that has received ODD and subsequently is the first FDA approved drug product for the disease for which it has such designation, is entitled to orphan product exclusivity for the approved indication. The designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process. Orphan exclusivity means that the FDA may not approve any other applications, including a full NDA, to market the same drug or biological product for the same indication for seven years from the date of approval of the NDA, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or if the FDA finds that the holder of the orphan exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the product was approved. Orphan exclusivity does not prevent the FDA from approving a different drug or biological product for the same disease or condition, or the same product for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and a waiver of the NDA application user fee.
A product that has received ODD may not receive orphan exclusivity if it is approved for a use that is broader than the indication for which it received ODD. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of the patients with the rare disease or condition.
Post-Approval Requirements
Following approval of a new drug, the manufacturer and the approved product are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to monitoring and record-keeping, reporting of adverse experiences with the product, periodic reporting, product sampling and distribution and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Certain modifications may require the NDA sponsor to develop additional data or conduct additional nonclinical studies and clinical trials. FDA also charges NDA sponsors annual program fees for any marketed products.
Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies to assess compliance with GMP requirements and other laws. The GMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from GMP requirements and impose reporting requirements on the NDA applicant and any third-party manufacturers involved in producing the approved drug product. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with GMPs and other aspects of quality control and quality assurance. The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of requirements for post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS. Other potential consequences include, among other things:
•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	mandated modification of promotional materials or labeling and the issuance of corrective information;
•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product;
•	fines, warning letters or untitled letters;
•	clinical holds on ongoing or planned clinical trials;
•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;
•	product seizure or detention, or refusal to permit the import or export of products;
•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; or
•	injunctions or the imposition of civil or criminal penalties.
The FDA closely regulates the marketing, labeling, advertising and promotion of prescription drug products following approval. An NDA sponsor can make only those claims relating to safety and efficacy that are approved by the FDA and are in accordance with the provisions of the approved label. The FDA enforces the laws and regulations prohibiting the promotion of off-label uses, e.g., unapproved uses or unapproved patient populations. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Although physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested and approved by the FDA, manufacturers may not market or promote such uses. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. Manufacturers may also share truthful and not misleading information about their products that is otherwise consistent with a product’s FDA-approved labeling, which helps to support well-informed clinical decision-making by physicians and other health care professionals.
Marketing and Data Exclusivity
Orange Book Listing
In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims covering the applicant’s product or method of using the product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application (“ANDA”). An ANDA or a Section 505(b)(2) NDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown to be bioequivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, nonclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as generic equivalents to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.
The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a Section VIII statement certifying that its proposed ANDA labeling does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.

A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been received by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.
A 505(b)(2) NDA is an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant and for which the applicant has not obtained a right of reference. An applicant submitting a 505(b)(2) NDA is required to certify to the FDA regarding any patents listed in the Orange Book for the approved product it references to the same extent that an ANDA applicant would.
Exclusivity
Regulatory exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications that seek to reference an FDA-approved product. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of an NDA for a NCE. A drug is a NCE if it contains no active moiety that has been approved by the FDA in any other NDA submitted. During the exclusivity period, the FDA may not accept for review an ANDA, or 505(b)(2) NDA for another version of such drug where the applicant does not own or have a legal right of reference to such data required for approval. However, an application may be submitted after four years if it contains a Paragraph IV certification.
The FDCA alternatively provides three years of non-patent exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application or supplement, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers the exclusivity-protected conditions of approval of such drugs and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs referencing the approved application for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA that does not reference the approved application. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials as necessary to demonstrate safety and effectiveness.
Pediatric exclusivity is another type of marketing exclusivity available in the United States. If granted, pediatric exclusivity provides for the attachment of an additional six months of marketing exclusivity to the term of any existing regulatory exclusivity or certain listed patents. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. A product candidate may be eligible for this six-month period of exclusivity if the NDA sponsor conducts clinical trials in children and submits information requested in writing by the FDA, referred to as a Written Request, relating to the use of the product’s active moiety in children. The issuance of a Written Request does not require the sponsor to undertake the described clinical trials. In addition, the clinical trial data do not need to show the product to be effective in the pediatric population studied; rather, the additional protection is granted if the pediatric clinical trial is deemed to have fairly responded to the FDA’s Written Request. Although the FDA may issue a Written Request for studies on either approved or unapproved indications, it may only do so where it determines that information relating to that use of a product candidate in a pediatric population, or part of the pediatric population, may produce health benefits in that population.
Other U.S. Healthcare Laws and Compliance Requirements
In the United States, drug manufacturers are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, CMS, other divisions of HHS (e.g., the Office of Inspector General, the Office for Civil Rights), the DOJ and individual U.S. Attorney offices within the DOJ, the U.S. Federal Trade Commission, and state and local governments. These laws include anti-fraud and abuse laws, the false claims laws, transparency requirements, and similar state laws, each as amended, as applicable.
The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Rather, if “one purpose” of the remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances.
The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to, among others, a federal healthcare program that the person knows or should know is for a medical or other item or service that was not provided as claimed or is false or fraudulent.
The federal false claims laws, including the federal False Claims Act (“FCA”), impose significant penalties, can be enforced by private citizens through civil qui tam actions and prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal government, including federal healthcare programs such as Medicare and Medicaid, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. For instance, historically, pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, off-label, and thus generally non-reimbursable, uses. In addition, a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA.
The HIPAA created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
In addition the HITECH ACT imposes certain requirements on covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, and their business associates and covered subcontractors that receive or obtain protected health information in connection with providing a service on behalf of a covered entity relating to the privacy, security and transmission of individually identifiable health information.
Additionally, the Sunshine Act and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report information annually to CMS related to certain payments or other transfers of value made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (such as physician assistants and nurse practitioners), and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to report accurately could result in penalties. In addition, many states also govern the reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts.
Also, many states have similar, and typically more prohibitive, fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. In order to distribute pharmaceutical products commercially in the future, should FDA approval be granted to any of our product candidates, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices.
Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is a costly endeavor. Violations of any of the federal and state healthcare laws described above or any other current or future governmental regulations that apply may result in significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if the manufacturer becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations.
Coverage, Pricing, and Reimbursement
Our ability to commercialize any products successfully will also depend in part on the extent to which coverage and adequate reimbursement for our product candidates, if approved, will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, determine which products they will cover and establish reimbursement levels. Assuming coverage is obtained for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Therefore, coverage and adequate reimbursement for new products is critical to the acceptance of such products. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.
Government authorities and other third-party payors are developing increasingly sophisticated methods of cost containment, including price controls, restrictions on coverage and reimbursement and requirements for substitution of less expensive products and procedures. Further, HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. HHS has also been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven (7) years and single-source biologics that have been on the market for at least eleven (11) years under Medicare as part of the Medicare Drug Price Negotiation Program. Each year, up to 20 products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per-unit basis. Government and other third-party payors are increasingly challenging the prices charged for health care products, examining the cost effectiveness of new drugs, in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement.
Further, no uniform policy for coverage and reimbursement exists among third-party payors in the United States, which causes significant uncertainty related to the insurance coverage and reimbursement of newly approved products. Therefore, coverage and reimbursement can differ significantly from payor to payor and health care provider to health care provider. As a result, the coverage determination process is often a time-consuming and costly process that requires the provision of scientific and clinical support for the use of new products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
There may also be significant delays in obtaining coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate which the health care providers who purchase those products will find cost effective. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. Additionally, there may be pricing pressures in connection with the sale of any of our drug candidates, once approved, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes.
Healthcare Reform in the United States and Potential Changes to Healthcare Laws
The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. By way of example, in March 2010, the ACA, was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms.
There have been executive, judicial and Congressional challenges to certain aspects of the ACA. Moreover, there have been a number of health reform initiatives that have impacted the ACA. For example, on July 4, 2025, the OBBBA was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.
Other legislative changes have been proposed and adopted in the United States since the ACA. These changes include aggregate reductions to Medicare payments to providers, which began in 2013 and will remain in effect until 2032 unless additional Congressional action is taken. On March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory cap on manufacturers’ Medicaid drug rebate liability, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price.
The current administration is also pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced TrumpRx, U.S. patients and Medicaid programs prescription drug MFN pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on certain imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand MFN pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the U.S. Supreme Court’s Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.
At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure, drug price reporting and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on June 15, 2026, the FDA approved Colorado’s Section 804 Importation Program, or SIP, proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this and Florida’s similar program, approved by the FDA in 2024, will be implemented and whether they will overcome potential legal, regulatory, or industry challenges in the United States and/or Canada. Some states have also enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs.
Foreign Government Regulation
To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products.
The approval process varies from country to country, can involve additional testing beyond that required by the FDA, and may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing, promotion, and reimbursement vary greatly from country to country. Failure to comply with applicable foreign regulatory requirements may subject us to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
The Foreign Corrupt Practices Act
The FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign official in order to assist the individual or business in obtaining or retaining business. United States authorities that enforce the FCPA, including the DOJ, deem most health care professionals and other employees of foreign hospitals, clinics, research facilities and medical schools in countries with public health care or public education systems to be “foreign officials” under the FCPA. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries and to devise and maintain an adequate system of internal accounting controls for international operations.
Additional Regulation
In addition to the foregoing, state, federal, and foreign laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.
Data Privacy and Security
Numerous state, federal, and foreign laws, regulations and standards govern the collection, use, access to, confidentiality, and security of personal information and health-related data, including clinical trial data, and apply now or could apply in the future to our operations or the operations of third parties with whom we work. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, comprehensive data privacy laws, and consumer protection laws and regulations, govern the collection, use, disclosure, and protection of personal information, including health-related data. Many U.S. states have enacted comprehensive consumer privacy laws that impose certain obligations on covered businesses, including the provision of specific disclosures in privacy notices and affording residents certain rights concerning their personal information. As applicable, such rights may include the right to access, correct, or delete certain personal information, and to opt out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business. Certain states also impose stricter requirements for processing certain personal information, including sensitive health data, such as conducting data privacy impact assessments. These state laws often allow for the imposition of statutory fines for noncompliance.

Further, our collection and other processing of personal information about individuals in the EU and other jurisdictions outside of the United States, through clinical trials or otherwise, renders us, or may in the future render us, subject to foreign data protection laws, such as the GDPR, which govern the privacy and security of personal information, including health-related data. Under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal information brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.
See the section entitled “Risk Factors—Risks Related to Ambros—Risks Related to Our Business and Operations, Employee Matters and Managing Growth—We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation (including class claims) and mass arbitration demands, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits and other adverse business consequences” of this proxy statement/prospectus for additional information about the data protection laws, regulations and other obligations to which we are or may become subject and the risks to our business associated with such obligations.
Employees and Human Capital Resources
As of August 31, 2026, we had 32 employees, including 20 in research and development, 12 in general and administrative and 0 in operations and manufacturing. None of our U.S. employees are represented by a labor union or covered under a collective bargaining agreement, and we consider our relationship with our employees to be positive. As of August 31, 2026, 32 of our employees were employed in the United States and 0 were employed outside the United States.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of equity-based compensation awards in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our corporate goals.
Facilities
We currently lease approximately 4,621 square feet of office space for our corporate headquarters located in San Diego, California under a lease agreement that terminates on January 31, 2032. We do not own any real property and believe that our current facilities are sufficient to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.
Legal Proceedings
From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any material legal proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurance that favorable outcomes will be obtained.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF WEREWOLF
You should read the following discussion and analysis of Werewolf’s financial condition and results of operations together with its consolidated financial statements and the related notes and other financial information included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. You should review the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus for a discussion of important factors that could cause actual results to differ materially from the results described below. Throughout this section, unless otherwise noted, “our,” “we,” and “the Company” refer to Werewolf and its subsidiaries.
Overview
We are a biopharmaceutical company that has developed conditionally activated therapeutics engineered to stimulate the body’s immune system for the treatment of cancer. Our clinical development program is focused on WTX-124 and WTX-330, systemically delivered, conditionally activated IL-2 and IL-12 INDUKINE molecules, respectively, designed for the potential treatment of multiple solid tumor indications.
We are evaluating WTX-124 in a Phase 1/1b clinical trial as a monotherapy and in combination with Merck & Co., Inc.’s PD-1 therapy pembrolizumab in patients with immunotherapy-sensitive advanced or metastatic solid tumors who have progressed on, or are intolerant of, standard of care treatment, including checkpoint inhibitor therapy. In December 2025, we reported that WTX-124 initial Phase 1b expansion arm data showed a 21% objective response rate as a monotherapy in heavily pretreated patients with advanced or metastatic cutaneous melanoma and a 30% objective response rate in patients who were not primary resistant to immunotherapy, with no evidence of vascular leak syndrome or recurrence of prior immune-related adverse events. The Phase 1/1b clinical trial of WTX-124 is expected to be completed in the fourth quarter of 2026. Additional funding will be required to initiate any further development of WTX-124.
We evaluated WTX-330 in a first-in-human Phase 1 clinical trial for the treatment of patients with relapsed/refractory advanced or metastatic solid tumors or non-Hodgkin’s lymphoma, including those with primary or secondary resistance to standard of care immunotherapies as well as patients with indications for which immunotherapy is not approved. That Phase 1 clinical trial was completed in the first quarter of 2025. Guided by data from the Phase 1 clinical trial, we initiated a Phase 1b/2 clinical trial of WTX-330 in the first quarter of 2025 in patients with selected advanced or metastatic solid tumors. In December 2025, we reported evidence of favorable tolerability and antitumor activity, with one confirmed partial response in a patient with metastatic gallbladder cancer who had failed all prior standard therapies but experienced a 45% reduction in tumor target lesions as measured by RECIST 1.1 in the clinical trial of WTX-330. The dose- and regimen-determining Part A of the Phase 1b/2 clinical trial is expected to be completed in the fourth quarter of 2026. Additional funding will be required to further develop WTX-330.
We are currently seeking strategic partnerships for the further development of our clinical programs.
Prior to the EMD Asset Sale transaction described below under “—Recent Developments,” we leveraged our proprietary PREDATOR platform to design conditionally activated molecules that stimulate both adaptive and innate immunity with the goal of addressing the limitations of conventional proinflammatory immune therapies. Our molecules, which we refer to as INDUKINE and INDUCER molecules, are intended to activate selectively in the TME. WTX-124 and WTX-330 are the most advanced INDUKINE molecules. We also utilized our PREDATOR platform know-how and expertise to develop proprietary INDUCER T cell engager molecules, all of which were in preclinical studies. Immune cell engagers, such as T cell engagers, are typically bispecific antibodies that redirect immune cells to cancer cells via engagement with tumor associated cell surface antigens, leading to immune cell mediated killing of the cancer cells.
Recent Developments
Strategic Review
In February 2026, we adopted a restructuring plan to extend our capital resources (the “2026 Restructuring”) in connection with initiating a process to explore a full range of strategic alternatives to advance our promising platform and product development pipeline to maximize stockholder value. We have engaged Piper Sandler to serve as exclusive financial advisor to assist in the strategic review process. The strategic review process resulted in, among other things, the Jazz Asset Sale, the EMD Asset Sale and our entry into the Merger Agreement. As a result, our efforts are currently focused on completing the Merger rather than continuing a general process to explore strategic alternatives. If the Merger is not completed, the Werewolf Board may consider other strategic alternatives, subject to our then-available cash resources and other circumstances. There can be no assurance that any such alternative would be available or successfully consummated.
As part of the 2026 Restructuring, the Werewolf Board approved a reduction in force in February 2026, representing 64% of our workforce, to better align our resources with our pursuit of strategic alternatives. In May 2026, an additional reduction in force occurred, representing 36% of our workforce at that time. As a result of the 2026 Restructuring, we recognized costs of $5.7 million during the six months ended June 30, 2026 consisting of severance payments, retention bonuses, employee benefits and related taxes, stock-based compensation, and contract termination costs. As of September 2026, we estimate that we will incur approximately $1.1 million in additional costs to complete the 2026 Restructuring, which is expected to be completed by the end of 2026. Our estimate of costs we expect to incur and the expected timing of when the 2026 Restructuring will be completed are subject to a number of assumptions, and actual results may differ. We may also incur additional costs, including, but not limited to, potential impairment charges not currently contemplated that may occur as a result of, or that are associated with the 2026 Restructuring.
Asset Purchase Agreement; Termination of Jazz Collaboration Agreement
On May 6, 2026 (the “Jazz Closing”), we entered into the Jazz Purchase Agreement. Under the Jazz Collaboration Agreement, Jazz acquired exclusive global development and commercialization rights to JZP898, as well as Licensed Products. Subject to the terms and conditions of the Jazz Purchase Agreement, we sold to Jazz (the “Jazz Asset Sale”) our 898 Program for the development, manufacturing, commercialization, use and other exploitation of the Licensed Products. Pursuant to the Jazz Purchase Agreement and related ancillary agreements, in consideration for all material assets, properties, rights and interests used or held for use in the conduct of the 898 Program, Jazz paid us upfront consideration of $21.0 million and has agreed to pay an additional $2.0 million contingent upon the consent to the partial assignment of a certain license agreement, as and to the extent such agreement relates to the conduct of the 898 Program. Jazz also assumed certain liabilities of ours relating to the 898 Program arising after the Jazz Closing.
During the six months ended June 30, 2026, we recognized revenue of $21.0 million due to the change in the overall transaction price of the Jazz Collaboration Agreement as a result of entering into the Jazz Purchase Agreement.
In the future, our ability to generate revenue from the Jazz Purchase Agreement will depend on successfully completing the conditions necessary to receive payment of the $2.0 million contingent payment. There can be no assurance as to the timing of when we will receive the $2.0 million contingent payment, or at all.
Previously, we were eligible to receive up to $515.0 million in development and regulatory milestones, and up to $740.0 million in sales-based milestones for all Licensed Products upon meeting certain conditions under the Jazz Collaboration Agreement. Effective as of the Jazz Closing, the Jazz Collaboration Agreement was terminated, and as a result, we are no longer eligible to receive payment for meeting the conditions of the development and regulatory milestones or sales-based milestones for any Licensed Products.
Loan Repayment
On May 6, 2026, we entered into a letter agreement providing for the repayment by us of all amounts owed under the loan and security agreement, dated May 2, 2024 (the “K2HV Loan Agreement”), by and among us, the lenders from time to time party thereto (the “K2HV Lenders”), K2 HealthVentures LLC (“K2HV”), as administrative agent for the K2HV Lenders, and Ankura Trust Company, LLC, as collateral trustee for secured parties (the “Collateral Trustee”). On May 6, 2026, upon payment by us of $31.4 million, all of our indebtedness and obligations to the Collateral Trustee and the K2HV Lenders under the K2HV Loan Agreement and any other related loan and collateral security documents were deemed paid and discharged in full. During the six months ended June 30, 2026, we recognized a loss on the extinguishment of debt in the amount of $3.4 million, primarily due to the write off of unamortized debt issuance costs and the unaccreted balance of the final fee payable under the K2HV Loan Agreement.
Purchase Agreement with EMD
On August 14, 2026, we entered into the EMD Purchase Agreement, pursuant to which we sold to EMD the Transferred Assets. As described under the section entitled “Information Regarding Werewolf—Recent Developments” of this proxy statement/prospectus, the Transferred Assets included technology comprising our pre-clinical INDUCER platform and our INDUKINE platform, excluding the clinical development programs for WTX-124 and WTX-330. Following the EMD Asset Sale, we retained all rights necessary for the continued clinical development of WTX-124 and WTX-330, including pursuant to the EMD License Agreement. Pursuant to the EMD Purchase Agreement and related ancillary agreements, in consideration for the Transferred Assets, EMD agreed to pay us upfront consideration of $28.0 million and an additional $5.0 million upon the completion of the transfer of the Transferred Assets technology.
Merger with Ambros
We have incurred significant expenses in connection with the Merger, including expenses for the Merger Agreement and the registration statement of which this proxy statement/prospectus forms a part. As of June 30, 2026, we had cash and cash equivalents of $22.0 million. Based on our current operating plan, we expect that our cash and cash equivalents will be insufficient to fund our current operating plan for at least twelve months from the date the condensed consolidated financial statements included in this proxy statement/prospectus were issued. These conditions raise substantial doubt about our ability to continue as a going concern for at least twelve months from the date such condensed consolidated financial statements were issued. For the avoidance of doubt, this estimate is based on our operating plan as of July 31, 2026 and does not assume completion of the Merger or any other future financing.
Our ability to continue operations is dependent on consummating the Merger on a timely basis. If the Merger is not completed, we may be required to pursue other strategic alternatives, which could include raising additional capital on unfavorable terms, significantly reducing or discontinuing operations or pursuing a voluntary dissolution.
Financial Operations Overview
Revenue as of June 30, 2026
Historically, all of our revenue has been generated from the Jazz Collaboration Agreement. In June 2024, we satisfied the last material performance obligation required of us under the Jazz Collaboration Agreement. Accordingly, we did not recognize revenue related to the Jazz Collaboration Agreement during the six months ended June 30, 2025.
In May 2026, we entered into the Jazz Purchase Agreement with Jazz. We recognized $21.0 million in revenue during the six months ended June 30, 2026 related to the Jazz Purchase Agreement.
In the future, our ability to generate revenue from the Jazz Purchase Agreement will depend on successfully completing the conditions necessary to receive payment of the $2.0 million contingent payment. There can be no assurance as to the timing of when we will receive the $2.0 million contingent payment, or at all.
Effective as of the Jazz Closing, the Jazz Collaboration Agreement was terminated.
Operating Expenses
Research and Development Expenses
Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates, and include:
•	salaries, benefits and other related costs, including stock-based compensation expense, for personnel engaged in research and development functions;
•	expenses incurred under agreements with third parties that conduct research, preclinical and clinical activities on our behalf;
•	costs of outside consultants, including their fees, stock-based compensation and related travel expenses;
•	costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials; and
•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.
We expense research and development costs as incurred. Costs for external development activities are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of performance of the individual arrangements, which may differ from the pattern of billings incurred, and are reflected in our consolidated financial statements and condensed consolidated financial statements as prepaid or accrued research and development expenses.

We typically use our employee and infrastructure resources across our development programs. We track external development costs by product candidate or development program, but generally we do not allocate personnel costs, license payments made under our licensing arrangements or other internal costs to specific development programs or product candidates.
Our external development costs for the interim periods were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(in thousands)
WTX-124	$1,941	$4,573	$3,115	$9,368
WTX-330	776	1,758	2,190	3,212
WTX-1011	—	—	71	—
WTX-2022	—	—	50	—
WTX-712	—	17	6	104
WTX-921	—	31	—	40
WTX-518	—	1	—	2
Pre-development candidates	1,064	1,063	1,725	1,644
Total external development costs	$3,781	$7,443	$7,157	$14,370

Our external development costs for the annual periods were as follows:

	Year Ended December 31,
	2025	2024
	(in thousands)
WTX-124	$15,500	$15,481
WTX-330	5,762	13,269
WTX-1011	208	—
WTX-2022	113	—
WTX-712	108	1,389
WTX-921	71	4
WTX-518	64	294
JZP898	—	545
Pre-development candidates	3,476	1,793
Total external development costs	$25,302	$32,775

Research and development activities have historically been central to our business model. We expect our research and development costs to decrease in the near future due to the anticipated completion in the fourth quarter of 2026 of the Phase 1/1b clinical trial of WTX-124 and the dose- and regimen-determining Part A of the Phase 1b/2 clinical trial of WTX-330, the reductions in force completed in February and May 2026 and other cost reduction initiatives. Additional funding will be required to initiate any further development of WTX-124 and to further develop WTX-330, and we are currently seeking strategic partnerships for the further development of these clinical programs.
The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming. We cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete development of our current or future product candidates, if any. The actual probability of success for our product candidates will depend on a variety of factors, including:
•
the scope, rate of progress and expenses of any further development of WTX-124 and WTX-330 or any future product candidates, including any additional clinical trials and other research and development activities;

•	establishing an appropriate safety profile;
•	successful enrollment in and completion of clinical trials;
•	whether our product candidates show safety and efficacy in our clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;
•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;
•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;
•	commercializing product candidates, if and when approved, whether alone or in collaboration with others; and
•	continued acceptable safety profile of the products following any regulatory approval.
A change in the outcome of any of these variables with respect to the development of our current and future product candidates would significantly change the costs and timing associated with the development of those product candidates, and we may never succeed in achieving regulatory approval for any of our product candidates. As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development activities.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries, benefits and other related costs, including stock-based compensation, for personnel in our executive, finance, people operations, business development, legal, information technology and administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters; professional fees for accounting, audit, tax and consulting services; insurance costs; travel expenses; and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.
Other (Expense) Income
Interest Income
Interest income consists of interest earned from cash and cash equivalents and restricted cash and cash equivalents invested in money market funds.
Interest Expense
Interest expense represents interest incurred from our loan agreement (the “PWB Loan Agreement”) with Pacific Western Bank (“PWB”) until the extinguishment of the PWB term loan in May 2024, interest incurred from the K2HV Loan Agreement and non-cash interest expense related to the amortization of debt issuance costs.
Loss on Extinguishment of Debt
Loss on extinguishment of debt consists of any residual financial impact from the repayment of term loans with lenders, specifically the extinguishment of the PWB term loan in May 2024.
Loss on Extinguishment of Note Payable
Loss on extinguishment of note payable represents the residual financial impact of notes payable to lenders, specifically the extinguishment of the K2HV Loan Agreement in May 2026.
Other Income, Net
Other income, net primarily consists of the unrealized gain or loss recognized on the change in fair value of the derivative liability associated with the K2HV Loan Agreement.

Results of Operations
Comparison of the Three and Six Months Ended June 30, 2026 and 2025
The following tables summarize our results of operations for the periods indicated:

	Three Months Ended June 30,
	2026	2025	$ Change
	(in thousands)
Revenue:
Collaboration revenue	$21,000	$—	$21,000
Operating expenses:
Research and development	6,162	13,143	(6,981)
General and administrative	7,680	4,399	3,281
Total operating expenses	13,842	17,542	(3,700)
Operating income (loss)	7,158	(17,542)	24,700
Other expense:
Interest income	277	850	(573)
Interest expense	(475)	(1,301)	826
Loss on extinguishment of note payable	(3,354)	—	(3,354)
Other income, net	64	11	53
Total other expense	(3,488)	(440)	(3,048)
Net income (loss)	$3,670	$(17,982)	$21,652

	Six Months Ended June 30,
	2026	2025	$ Change
	(in thousands)
Revenue:
Collaboration revenue	$21,000	$—	$21,000
Operating expenses:
Research and development	14,343	26,263	(11,920)
General and administrative	12,770	9,270	3,500
Total operating expenses	27,113	35,533	(8,420)
Operating loss	(6,113)	(35,533)	29,420
Other expense:
Interest income	710	1,847	(1,137)
Interest expense	(1,843)	(2,564)	721
Loss on extinguishment of note payable	(3,354)	—	(3,354)
Other income, net	738	179	559
Total other expense	(3,749)	(538)	(3,211)
Net loss	$(9,862)	$(36,071)	$26,209

Revenue
During the three months ended June 30, 2026, we recognized $21.0 million in revenue related to the Jazz Purchase Agreement. No revenue was recognized during the three months ended June 30, 2025.
During the six months ended June 30, 2026, we recognized $21.0 million in revenue related to the Jazz Purchase Agreement. No revenue was recognized during the six months ended June 30, 2025.

Research and Development Expenses
The following table summarizes our research and development expenses for the three months ended June 30, 2026 and 2025:

	Three Months Ended June 30,
	2026	2025	$ Change
	(in thousands)
Clinical trial costs	$2,613	$4,201	$(1,588)
Facility costs	1,102	776	326
Contract research organization	1,087	1,190	(103)
Personnel	1,026	3,750	(2,724)
Manufacturing	81	2,052	(1,971)
Lab consumables	81	1,045	(964)
Other	172	129	43
Total research and development expenses	$6,162	$13,143	$(6,981)

Research and development expenses for the three months ended June 30, 2026 were $6.2 million compared to $13.1 million for the three months ended June 30, 2025. The decrease of $7.0 million was primarily due to:
•
$1.6 million of decreased clinical trial costs, driven by lower patient and site monitoring costs as the Phase 1/1b clinical trial of WTX-124 and the dose- and regimen-determining Part A of the Phase 1b/2 clinical trial of WTX-330 progressed toward completion, each of which is expected to be completed in the fourth quarter of 2026;

•
$2.7 million of decreased personnel costs, driven primarily by cost savings recognized during the three months ended June 30, 2026 as a result of the reductions in force that were completed in February and May 2026; and

•
a net decrease of $2.7 million across all other research and development activities. This decrease was due to our decision to significantly curtail our research and development spending in order to conserve our capital resources that may be necessary in our pursuit of strategic alternatives. Decreases of $3.0 million across the remaining research and development activities were partially offset by an increase in facility and other costs of $0.4 million due to higher depreciation expense recognized during the three months ended June 30, 2026 as a result of a change in the estimated useful lives of our property and equipment, as well as net losses recognized on the sale and disposal of property and equipment during the period.

The following table summarizes our research and development expenses for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
	2026	2025	$ Change
	(in thousands)
Personnel	$4,961	$8,081	$(3,120)
Clinical trial costs	4,805	6,993	(2,188)
Facility costs	1,728	1,581	147
Contract research organization	1,495	1,862	(367)
Manufacturing	857	5,515	(4,658)
Lab consumables	278	1,987	(1,709)
Other	219	244	(25)
Total research and development expenses	$14,343	$26,263	$(11,920)

Research and development expenses for the six months ended June 30, 2026 were $14.3 million compared to $26.3 million for the six months ended June 30, 2025. The decrease of $11.9 million was primarily due to:
•
$3.1 million of decreased personnel costs, driven primarily by cost savings recognized during the six months ended June 30, 2026 as a result of the reductions in force that were completed in February and May 2026;

•
$2.2 million of decreased clinical trial costs, driven by lower patient and site monitoring costs as the Phase 1/1b clinical trial of WTX-124 and the dose- and regimen-determining Part A of the Phase 1b/2 clinical trial of WTX-330 progressed toward completion, each of which is expected to be completed in the fourth quarter of 2026; and

•
a net decrease of $6.6 million across all other research and development activities. This decrease was due to our decision to significantly curtail our research and development spending in order to conserve our capital resources that may be necessary in our pursuit of strategic alternatives. Decreases of $6.8 million across the remaining research and development activities were partially offset by an increase in facility costs of $0.1 million due to higher depreciation expense recognized during the six months ended June 30, 2026 as a result of a change in the estimated useful lives of our property and equipment.

General and Administrative Expenses
The following table summarizes our general and administrative expenses for the three months ended June 30, 2026 and 2025:

	Three Months Ended June 30,
	2026	2025	$ Change
	(in thousands)
Professional services	$4,844	$1,325	$3,519
Personnel	1,840	2,095	(255)
Facility costs	492	326	166
Corporate insurance	260	264	(4)
Information technology costs	150	196	(46)
Other	94	193	(99)
Total general and administrative expenses	$7,680	$4,399	$3,281

General and administrative expenses were $7.7 million for the three months ended June 30, 2026 compared to $4.4 million for the three months ended June 30, 2025. The increase of $3.3 million was primarily due to:
•	$3.5 million of increased professional services fees, driven by an increased reliance on external legal counsel, consultants, and advisors engaged to assist us in our strategic review process; and
•
$0.2 million of increased facility costs due to higher depreciation expense recognized during the three months ended June 30, 2026 as a result of a change in the estimated useful lives of our property and equipment.

These increases were partially offset by a decrease of $0.3 million in personnel costs, driven primarily by cost savings recognized during the three months ended June 30, 2026 as a result of the reductions in force that were completed in February and May 2026.
The following table summarizes our general and administrative expenses for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
	2026	2025	$ Change
	(in thousands)
Professional services	$6,470	$2,462	$4,008
Personnel	4,388	4,745	(357)
Facility costs	887	657	230
Corporate insurance	520	537	(17)
Information technology costs	326	367	(41)
Other	179	502	(323)
Total general and administrative expenses	$12,770	$9,270	$3,500

General and administrative expenses were $12.8 million for the six months ended June 30, 2026 compared to $9.3 million for the six months ended June 30, 2025. The increase of $3.5 million was primarily due to:
•	$4.0 million of increased professional services fees, driven by an increased reliance on external legal counsel, consultants, and advisors engaged to assist us in our strategic review process; and
•
$0.2 million of increased facility costs due to higher depreciation expense recognized during the six months ended June 30, 2026 as a result of a change in the estimated useful lives of our property and equipment.

These increases were partially offset by:
•
$0.4 million of decreased personnel costs, driven primarily by cost savings recognized during the six months ended June 30, 2026 as a result of the reductions in force that were completed in February and May 2026; and

•
$0.4 million of decreased costs across all other general and administrative activities as the result of cost savings initiatives implemented during the period leading up to and during six months ended June 30, 2026.

Interest Income
Interest income was $0.3 million for the three months ended June 30, 2026 compared to $0.9 million for the three months ended June 30, 2025. This decrease in interest income was primarily the result of lower balances in money market accounts during the three months ended June 30, 2026 compared to the three months ended June 30, 2025.
Interest income was $0.7 million for the six months ended June 30, 2026 compared to $1.8 million for the six months ended June 30, 2025. This decrease in interest income was primarily a result of lower balances in money market accounts during the six months ended June 30, 2026 compared to the six months ended June 30, 2025.
Interest Expense
Interest expense was $0.5 million for the three months ended June 30, 2026, compared to $1.3 million for the three months ended June 30, 2025. This decrease in interest expense was due to the extinguishment of the K2HV Loan Agreement in May 2026.
Interest expense was $1.8 million for the six months ended June 30, 2026 compared to $2.6 million for the six months ended June 30, 2025. This decrease in interest expense was due to the extinguishment of the K2HV Loan Agreement in May 2026.
Loss on Extinguishment of Note Payable
The extinguishment of the K2HV Loan Agreement in May 2026 resulted in a one-time loss of $3.4 million for the three months ended June 30, 2026. No similar activity occurred during the three months ended June 30, 2025.
The extinguishment of the K2HV Loan Agreement in May 2026 resulted in a one-time loss of $3.4 million for the six months ended June 30, 2026. No similar activity occurred during the six months ended June 30, 2025.
Other Income, Net
Other income, net for the three months ended June 30, 2026 and 2025 primarily consists of the gains recognized for the change in fair value of the derivative liability associated with the K2HV Loan Agreement during each period.
Other income, net for the six months ended June 30, 2026 and 2025 primarily consists of the gains recognized for the change in fair value of the derivative liability associated with the K2HV Loan Agreement during each period.

Comparison of the Years Ended December 31, 2025 and 2024
The following table summarizes our results of operations for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024	$ Change
	(in thousands)
Revenue
Collaboration revenue	$—	$1,885	$(1,885)
Operating expenses
Research and development	44,830	56,434	(11,604)
General and administrative	15,847	19,045	(3,198)
Total operating expenses	60,677	75,479	(14,802)
Operating loss	(60,677)	(73,594)	12,917
Other (expense) income:
Interest income	3,108	6,673	(3,565)
Interest expense	(5,274)	(4,656)	(618)
Loss on extinguishment of debt	—	(553)	553
Other income, net	2,021	1,615	406
Total other (expense) income	(145)	3,079	(3,224)
Net loss	$(60,822)	$(70,515)	$9,693

Revenue
No revenue was recognized during the year ended December 31, 2025. Following the execution of the Jazz Transfer Agreement in June 2024, the only significant source of revenue expected to be generated from the Jazz Collaboration Agreement are the remaining development and regulatory and sales-based milestones. Based on our assessment that there continues to be a high level of uncertainty of achieving these milestones, no revenue from the remaining milestones has been recognized during the year ended December 31, 2025. Comparatively, we recognized $1.9 million during the year ended December 31, 2024 related to the Jazz Collaboration Agreement prior to the execution of the Jazz Transfer Agreement.
Research and Development Expenses
The following table summarizes our research and development expenses for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024	$ Change
	(in thousands)
Clinical trial costs	$14,563	$11,710	2,853
Personnel	12,604	16,192	(3,588)
Manufacturing	6,690	17,458	(10,768)
Contract research organization	4,049	3,607	442
Lab consumables	3,423	3,400	23
Facility costs	3,101	3,346	(245)
Other	400	721	(321)
Total operating expenses	$44,830	$56,434	$(11,604)

Research and development expenses for the year ended December 31, 2025 were $44.8 million, compared to $56.4 million for the year ended December 31, 2024. The decrease of $11.6 million was primarily due to:
•
$3.6 million of decreased personnel costs, driven primarily by a decrease in discretionary bonuses paid to employees during the year ended December 31, 2025 combined with an overall decrease in headcount compared to the year ended December 31, 2024. Additionally, costs associated with stock-based awards were lower during the year ended December 31, 2025 due to the valuation and timing of awards granted to employees; and

•
$10.8 million of decreased manufacturing costs, driven by a decrease in costs associated with WTX-330, WTX-124, WTX-712, and JZP898 of $7.5 million, $2.0 million, $0.8 million, and $0.5 million, respectively. Costs associated with WTX-330 were higher during the year ended December 31, 2024 in preparation for our Phase 1b/2 clinical trial for WTX-330 that was initiated during the first quarter of 2025. Similarly, costs associated with WTX-124 were higher during the year ended December 31, 2024 due to the timing of an increase in manufacturing efforts necessary to continue to support the Phase 1/1b clinical trial of WTX-124. The decrease in costs associated with WTX-712 is due to the timing of IND-enabling studies performed during the year ended December 31, 2024 that were not recurring during the year ended December 31, 2025. The costs associated with JZP898 were higher during the year ended December 31, 2024 prior to the execution of the Jazz Transfer Agreement.

These decreases were partially offset by:
•
$2.9 million of increased clinical trial costs, driven by costs associated with the continued enrollment in our ongoing Phase 1/1b clinical trial for WTX-124 and the initiation of our Phase 1b/2 clinical trial for WTX-330.

General and Administrative Expenses
The following table summarizes our general and administrative expenses for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024	$ Change
	(in thousands)
Personnel	$7,359	$9,645	(2,286)
Professional services	4,509	5,151	(642)
Facility costs	1,346	1,446	(100)
Corporate insurance	1,065	1,151	(86)
Information technology costs	750	757	(7)
Other	818	895	(77)
Total general and administrative expenses	$15,847	$19,045	$(3,198)

General and administrative expenses were $15.8 million for the year ended December 31, 2025 compared to $19.0 million for the year ended December 31, 2024. The decrease of $3.2 million was primarily due to:
•
$2.3 million of decreased personnel costs, driven primarily by a decrease in discretionary bonuses paid to employees during the year ended December 31, 2025 compared to the year ended December 31, 2024. Additionally, costs associated with stock-based awards was lower during the year ended December 31, 2025 due to the valuation and timing of awards granted to employees; and

•	$0.6 million of decreased professional services fees due to decreased use of external consultants during the period.
Interest Income
Interest income was $3.1 million for the year ended December 31, 2025 compared to $6.7 million for the year ended December 31, 2024. This decrease in interest income was primarily the result of lower balances in money market accounts during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Interest Expense
Interest expense was $5.3 million for the year ended December 31, 2025 compared to $4.7 million for the year ended December 31, 2024. This increase in interest expense was primarily the result of a higher effective interest rate under the K2HV Loan Agreement compared to the effective interest rate associated with our previous term loan with PWB.
Loss on Extinguishment of Debt
The extinguishment of the PWB term loan resulted in a one-time loss of $0.6 million for the year ended December 31, 2024. As no corresponding finance activity occurred for the year ended December 31, 2025, we did not incur any gain or loss on a debt extinguishment during the current period.
Other Income, Net
Other income, net for the year ended December 31, 2025 and 2024 was $2.0 million and $1.6 million, respectively, and primarily consisted of the gains recognized for the change in fair value of the derivative liability associated with the K2HV Loan Agreement, as well as foreign currency gains and losses related to services performed by foreign vendors during each period.
Liquidity and Capital Resources
Sources of Liquidity
Since our inception in 2017, we have devoted substantially all of our efforts and financial resources to organizing and staffing our company; business planning; raising capital; developing and optimizing our platform technology; identifying potential product candidates; enhancing our intellectual property portfolio; undertaking research, preclinical studies, and clinical trials; and enabling manufacturing for our development programs. Our net loss was $60.8 million for the year ended December 31, 2025 and $9.9 million for the six months ended June 30, 2026. As of December 31, 2025 and June 30, 2026, we had cash and cash equivalents of $57.1 million and $22.0 million, respectively, and an accumulated deficit of $475.4 million and $485.3 million, respectively. As we have no products that are approved for sale, we have not generated any revenue from product sales to date, and we do not expect to generate any such revenue for the foreseeable future, if at all. Instead, we have financed our operations primarily through aggregate cash proceeds from convertible promissory notes, private placements of our convertible preferred stock, our initial public offering, payments from Jazz under the Jazz Collaboration Agreement and the Jazz Purchase Agreement, sales of Werewolf Common Stock through our at-the-market program, and the drawdown of our term loans. We expect to incur substantial operating losses and negative cash flows from operations for the foreseeable future. There is substantial doubt about our ability to continue as a going concern for at least twelve months from the date the condensed consolidated financial statements included elsewhere in this proxy statement/prospectus were issued, and we expect continuing operations beyond the near term will require additional liquidity.
As discussed under “—Recent Developments—Strategic Review,” in February 2026 we initiated the 2026 Restructuring and a process to explore strategic alternatives, and in February and May 2026 we completed reductions in force. The strategic review process resulted in, among other things, the Jazz Asset Sale, the EMD Asset Sale and our entry into the Merger Agreement. As a result, our efforts are currently focused on completing the Merger rather than continuing a general process to explore strategic alternatives. We expect our overall costs will decrease in the near term due to the reductions in force, the anticipated completion in the fourth quarter of 2026 of the Phase 1/1b clinical trial of WTX-124 and the dose- and regimen-determining Part A of the Phase 1b/2 clinical trial of WTX-330, and other cost reduction initiatives.
We will need additional capital to fund our operations, which we may raise through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on acceptable terms, or at all. Additionally, the extent to which we use our at-the-market program as a source of future funding will depend on a number of factors, including the prevailing market price of Werewolf Common Stock, general market conditions, the extent to which we are able to secure funds from other sources, and whether we are then subject to limitations on our ability to use Form S-3 to sell more than one-third of the aggregate market value of our public float in the trailing 12-month period, which limitations will remain in place until such time as our public float exceeds $75 million. Our failure to raise capital or enter into such agreements as and when needed could have a material adverse effect on our business, results of operations and financial condition.

Term Loan Facilities
PWB Loan Agreement
In April 2022, we entered into the PWB Loan Agreement with PWB and subsequently drew down an aggregate of $40.0 million in term loans. The term loans accrued interest on the outstanding daily balance at a floating annual rate equal to greater of (i) 0.5% above the prime rate then in effect or (ii) 4.5%. If the prime rate changed throughout the term, the interest rate would have been adjusted effective on the date of the prime rate change. All interest chargeable under the PWB Loan Agreement was computed on a 360-day year for the actual number of days elapsed, with interest payable monthly.
In May 2024, we repaid all amounts outstanding under the PWB Loan Agreement, using $29.5 million in net loan proceeds received under the K2HV Loan Agreement, as described below, together with $10.5 million in existing cash. We recognized a total loss on extinguishment of debt in the amount of $0.6 million during the second quarter of 2024 primarily due to the write off of unamortized debt issuance costs.
K2HV Loan Agreement
In May 2024, we, as borrower, entered into the K2HV Loan Agreement with the K2HV Lenders, K2HV, as administrative agent for the K2HV Lenders and the Collateral Trustee. The K2HV Loan Agreement provided up to $60.0 million principal in term loans. We received $30.0 million in gross loan proceeds at closing; $25.0 million from the first tranche commitment and $5.0 million from the second tranche commitment. A third tranche commitment of up to $10.0 million was available to be drawn at our option through June 30, 2025, subject to the achievement, as determined by the Administrative Agent in its discretion, of certain time-based, clinical and regulatory milestones and receipt of not less than $60.0 million in net cash proceeds from certain financing activities, with at least $50.0 million from a single offering of common stock. Our ability to draw upon the third tranche commitment expired on June 30, 2025 without being drawn upon. A fourth tranche commitment of up to $20.0 million was available to be drawn at our option through May 1, 2026, subject to Lender’s review of our clinical, financial and operating plan and subject to the Lender’s consent in its sole and absolute discretion. Our ability to draw upon the fourth tranche commitment expired on May 1, 2026 without being drawn upon.
The term loan was scheduled to mature on May 1, 2028, and we were obligated to make interest only payments for the first 24 months followed by equal interest and principal payments each month thereafter through the maturity date. The term loan bore a variable interest rate equal to the greater of (i) 10.3%, and (ii) the sum of (A) the prime rate last quoted in The Wall Street Journal (or a comparable replacement rate if The Wall Street Journal ceases to quote such rate) and (B) 1.8%. We could prepay, at our option, all, but not less than all, of the outstanding principal balance and all accrued and unpaid interest with respect to the principal balance being prepaid of the term loans, subject to a prepayment premium to which the Lenders were entitled and certain notice requirements. We were obligated to pay a final fee equal to 6.95% of the aggregate amount of the term loans funded ( the “Final Fee”), to occur upon the earliest of (i) the maturity date, (ii) the acceleration of the term loans, and (iii) the prepayment of the term loans. The Final Fee was being accreted to interest expense using the effective interest method over the life of the debt.
Pursuant to the terms of the K2HV Loan Agreement, the K2HV Lenders had the option, prior to the full repayment of the term loans, to convert up to $5.0 million of the outstanding principal of the term loans into shares of Werewolf Common Stock at a conversion price of the lesser of $6.3182 per share (the “Fixed Price Conversion”), and the lowest effective price per share of our first equity financing following the closing of the K2HV Loan Agreement (the “Variable Price Conversion”), subject to customary adjustments and 9.99% and 19.99% beneficial ownership limitations. There would have been no prepayment penalty for any principal amount converted into Werewolf Common Stock. We determined that the Fixed Price Conversion and the Variable Price Conversion within the K2HV Loan Agreement were required to be bifurcated as an embedded derivative under ASC Topic 815, Derivatives and Hedging, at fair value, and recorded as a discount on the debt on the date of issuance, with subsequent changes in fair value recognized in the accompanying condensed consolidated statements of operations.
As security for our obligations under the K2HV Loan Agreement, we granted the K2HV Lenders a first priority security interest on substantially all of our assets (other than intellectual property), subject to certain exceptions. The K2HV Loan Agreement contained customary representations and warranties, events of default and affirmative and negative covenants, including covenants that limited or restricted our ability to, among other things, dispose of assets, make changes to our business, management, ownership or business locations, merge or consolidate, incur additional indebtedness, incur additional liens, pay dividends or other distributions or repurchase equity, make investments, and enter into certain transactions with affiliates, in each case subject to certain exceptions. Upon the occurrence of an event of default, a default interest rate of an additional 5.0% per annum may have been applied to the outstanding loan balances, and the K2HV Lenders may have declared all outstanding obligations immediately due and payable and exercised all of their rights and remedies as set forth in the K2HV Loan Agreement and under applicable law.
Subject to certain conditions, we granted the K2HV Lenders the right, prior to repayment of the term loans, to invest up to $5.0 million in the aggregate in future offerings of capital stock, at market terms, subject to certain exceptions and conditions.
We incurred debt issuance costs of $0.7 million in connection with the term loans, composed of the facility fee of $0.4 million and other expenses paid to the K2HV Lenders of $0.2 million and external legal fees of $0.1 million. These debt issuance costs, together with fair value of the embedded derivative of $4.5 million, resulted in a debt discount of $5.1 million which was being amortized to interest expense over the term of the K2HV Loan Agreement using the effective interest method.
On May 6, 2026, we entered into a letter agreement providing for the repayment by us of all amounts owed under the K2HV Loan Agreement. On May 6, 2026, upon payment by us of $31.4 million, all of our indebtedness and obligations to the Collateral Trustee and the K2HV Lenders under the K2HV Loan Agreement and any other related loan and collateral security documents were deemed paid and discharged in full. During the six months ended June 30, 2026, we recognized a loss on the extinguishment of debt in the amount of $3.4 million, primarily due to the write off of unamortized debt issuance costs and the unaccreted balance of the Final Fee.
ATM Offering
On May 10, 2022, we entered into a sales agreement (the “Sales Agreement”) with Leerink Partners, pursuant to which, from time to time, we may offer and sell shares of Werewolf Common Stock (the “ATM Offering”). The Sales Agreement provides that Leerink Partners is entitled to a sales commission equal to 3.0% of the gross sales price per share of all shares sold under the ATM Offering. We were initially entitled to offer and sell shares of Werewolf Common Stock having an aggregate offering price of up to $50.0 million in the ATM Offering, which was subsequently increased in February 2024 to $75.0 million. On May 8, 2025, we filed a new Registration Statement on Form S-3 and filed a new prospectus covering the ATM Offering, with an aggregate offering price of up to $12.5 million in the ATM Offering as a result of being subject to General Instruction I.B.6 of Form S-3 (the “Baby Shelf Limitation”). As of June 30, 2026, we remained subject to the Baby Shelf Limitation. During the year ended December 31, 2025, we sold an aggregate of 3,626,701 shares of Werewolf Common Stock at an average price of $1.77 per share for net proceeds of $5.9 million after deducting sales commissions and offering expenses. During the six months ended June 30, 2026, we did not sell any shares of Werewolf Common Stock under the ATM Offering.
Jazz Collaboration
As of June 30, 2026, we had received $41.0 million in payments from Jazz, excluding payments for reimbursed costs, under the terms of the Jazz Collaboration Agreement and the Jazz Purchase Agreement.
Pursuant to the Jazz Purchase Agreement, Jazz has agreed to pay us an additional $2.0 million contingent upon the consent to the partial assignment of a certain license agreement, as and to the extent such agreement relates to the conduct of the 898 Program. There can be no assurance as to the timing of when we will receive the $2.0 million contingent payment, or at all.
Effective as of the Jazz Closing, the Jazz Collaboration Agreement was terminated, and as a result, we are no longer eligible to receive payment for meeting the conditions of the development and regulatory milestones or sales-based milestones we were previously eligible to receive under the Jazz Collaboration Agreement.
Plan of Operation and Future Funding Requirements
As of June 30, 2026, we had cash and cash equivalents of $22.0 million. Based on our current operating plan, we expect that our cash and cash equivalents will be insufficient to allow us to fund our current operating plan through at least twelve months from the date the condensed consolidated financial statements included elsewhere in this proxy statement/prospectus were issued. These conditions raise substantial doubt about our ability to continue as a going concern for at least twelve months from the date the condensed consolidated financial statements included elsewhere in this proxy statement/prospectus were issued. As described above, the strategic review process we initiated in

February 2026 resulted in, among other things, our entry into the Merger Agreement. As a result, our efforts are currently focused on completing the Merger rather than continuing a general process to explore strategic alternatives. If the Merger is not completed, the Werewolf Board may consider other strategic alternatives, subject to our then-available cash resources and other circumstances.
The timing and amount of our operating expenditures will depend largely on:
•	the timing and completion of the Merger and, if the Merger is not completed, the pursuit of other strategic alternatives, if any;
•
the scope, progress, timing, costs and results of any further development of WTX-124 and WTX-330 or any future product candidates, including any additional clinical trials, and the costs associated with attracting, hiring and retaining skilled personnel and consultants in connection with such development activities;

•	the cost of manufacturing our product candidates WTX-124, WTX-330, and any future product candidates for clinical trials and, if we are able to obtain marketing approval, for commercial sale;
•	the costs of any third-party products used in our combination clinical trials that are not covered by such third parties or other sources;
•
the timing of, and the cost involved in, obtaining marketing approval for WTX-124 and WTX-330 or any future product candidates, and our ability to obtain marketing approval and generate revenue from any potential commercial sales of such product candidates;

•
the cost of building a sales force in anticipation of product commercialization and the cost of commercialization activities for WTX-124, WTX-330 or any future product candidates if we receive marketing approval, including marketing, sales and distribution costs;

•	the potential emergence of competing therapies and other adverse market developments;
•	the amount and timing of any payments we may be required to make pursuant to our license agreement with Harpoon Therapeutics, Inc., or other future license agreements or collaboration agreements;
•
our ability to establish strategic partnerships or other future collaborations, licensing or other arrangements, including for the further development of WTX-124 and WTX-330, and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;
•	any product liability or other lawsuits related to our product candidates;
•	the extent to which we in-license or acquire other products and technologies; and
•	the costs of operating as a public company.
Until such time, if ever, as we can generate substantial revenue from product sales, we expect to fund our operations and capital funding needs through equity and/or debt financing. We are currently seeking strategic partnerships for the further development of WTX-124 and WTX-330 and may also consider other collaboration, licensing or partnering arrangements for clinical development and commercialization. The sale of additional equity may result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations or our ability to incur additional indebtedness or pay dividends, among other items. If we raise additional funds through governmental funding, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise capital when needed or on acceptable terms, we may be forced to delay, reduce, or eliminate certain costs related to our operations and research and development programs.

Cash Flows
Comparison of the Six Months Ended June 30, 2026 and 2025
The following table provides information regarding our cash flows for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
	2026	2025
Net cash (used in) provided by:
Operating activities	$(3,968)	$(34,112)
Investing activities	416	—
Financing activities	(32,412)	388
Net decrease in cash, cash equivalents and restricted cash and cash equivalents	$(35,964)	$(33,724)

Operating Activities
Net cash used in operating activities for the six months ended June 30, 2026 was $4.0 million compared to $34.1 million for the six months ended June 30, 2025. The decrease in cash used for operating activities of $30.1 million is the result of receipt of a $21.0 million payment from Jazz related to the Jazz Purchase Agreement in May 2026, combined with various cost reduction initiatives implemented during the six months ended June 30, 2026. Our operating expenses, excluding non-cash expenses, have decreased $6.9 million during the six months ended June 30, 2026 compared to the six months ended June 30, 2025. Similarly, our cash used to pay down our current liabilities, net of prepayments, has decreased $5.3 million due to our lower operating costs. During the six months ended June 30, 2026, we incurred higher lease payments of $2.4 million compared to the six months ended June 30, 2025 due to the termination of our lease in May 2026. Finally, interest income recognized during the six months ended June 30, 2026 decreased by $1.1 million compared to the six months ended June 30, 2025.
Investing Activities
Net cash provided by investing activities for the six months ended June 30, 2026 was $0.4 million, which represents proceeds from the sale of property and equipment during the period. No investing activities occurred during the six months ended June 30, 2025.
Financing Activities
Net cash used for financing activities for the six months ended June 30, 2026 was $32.4 million, which represents the repayment of amounts owed under the K2HV Loan Agreement during the period, plus payment of fees incurred for extinguishment of the note payable. Net cash provided by financing activities for the six months ended June 30, 2025 was $0.4 million, and primarily consisted of net proceeds of $0.3 million from our ATM Offering.
Comparison of the Years Ended December 31, 2025 and 2024
The following table provides information regarding our cash flows for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(60,292)	$(56,188)
Investing activities	—	(254)
Financing activities	6,028	13,080
Net decrease in cash, cash equivalents and restricted cash and cash equivalents	$(54,264)	$(43,362)

Operating Activities
Net cash used in operating activities for the year ended December 31, 2025 was $60.3 million compared to $56.2 million for the year ended December 31, 2024. This increase in cash used for operating activities of $4.1 million is driven by several factors, including a decrease in the interest income recognized during the year ended December 31, 2025 of

$3.6 million compared to the year ended December 31, 2024. Additionally, as a result of the execution of the Jazz Transfer Agreement in June 2024, we recognized no revenue during the year ended December 31, 2025; a decrease of $1.9 million from the collaboration revenue recognized during the year ended December 31, 2024, net of the change in deferred revenue and other receivables for the same period. Finally, our operating expenses, excluding non-cash expenses, have decreased $12.0 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. This decrease was largely offset by an increase of $10.7 million in the cash used to pay down our current operating liabilities, net of prepaid expenses.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2024 was $0.3 million, which represents capital expenditures of property and equipment used in our operations during the period. No such expenditures occurred during the year ended December 31, 2025.
Financing Activities
Net cash provided by financing activities for the year ended December 31, 2025 was $6.0 million compared to $13.1 million for the year ended December 31, 2024. Cash provided by financing activities for the year ended December 31, 2025 primarily consists of net proceeds of $5.9 million from our ATM Offering. Net proceeds from our ATM Offering were significantly higher for the year ended December 31, 2024 due to significantly higher transaction volume combined with a higher average price per share of Werewolf Common Stock sold, which resulted in $23.6 million in net proceeds from our ATM Offering during the year ended December 31, 2024. These proceeds were partially offset by the repayment of all amounts outstanding under the PWB Loan Agreement, which resulted in the repayment of $10.7 million in term loans, net of proceeds and debt issuance costs from the K2HV Loan Agreement.
Contractual Obligations
Overview
In the normal course of business, we enter into agreements with CROs, contract manufacturers, vendors and other third parties for preclinical studies and clinical trials, manufacturing services and other services and products for operating purposes. These contracts do not contain minimum purchase commitments and are cancellable by us upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation.
Term Loan Facilities
See the subsection entitled “—Liquidity and Capital Resources—Sources of Liquidity—Term Loan Facilities” for descriptions of the K2HV Loan Agreement and the repayment thereof.
Lease Agreement
The lease for office and laboratory space that we entered into in June 2021 commenced in May 2022 and was scheduled to expire in May 2030. On May 7, 2026, we entered into an Agreement for Termination of Lease and Voluntary Surrender of Premises (the “Lease Termination”) with ARE-770/784/790 Memorial Drive, LLC (the “Landlord”), pursuant to which we and the Landlord agreed to terminate that certain lease, dated June 1, 2021, as amended, by and between us and the Landlord (the “Lease”), effective October 31, 2026 or such sooner date as a party provides notice in accordance with the Lease Termination (the “Lease Termination Date”). Under the Lease, we leased approximately 25,778 square feet of space, consisting of the entire building located at 200 Talcott Avenue, Watertown, Massachusetts. Pursuant to the Lease Termination, we paid the Landlord an aggregate termination fee of $2.7 million, which represented full satisfaction of all remaining payments and other financial obligations due from us to the Landlord under the Lease, including, without limitation, Base Rent (as defined in the Lease) for the months of May 2026 through October 2026. On July 1, 2026, the Landlord exercised its option to accelerate the Lease Termination Date to July 31, 2026, and we have no further rent obligations under the Lease after that date.
Critical Accounting Policies and Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements and our condensed consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements, condensed consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates which include, but are not limited to those related to accrued expenses and assumptions used in the valuation of stock-based compensation expense and the fair value of the derivative liability. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions and conditions.
While our significant accounting policies are described in more detail in Note 3 of our consolidated financial statements included in this proxy statement/prospectus, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our consolidated financial statements. During the three and six months ended June 30, 2026, there were no material changes to our critical accounting policies and estimates from those described below.
Accrued Research and Development Expenses
As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses as of each balance sheet date. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. This process involves reviewing open contracts and purchase orders, communicating with internal personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We periodically confirm the accuracy of our estimates with our service providers and make adjustments if necessary. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. The financial terms of agreements with these service providers are subject to negotiation, vary from contract to contract and may result in uneven payment flows. In circumstances where amounts have been paid in excess of costs incurred, we record a prepaid expense.
Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period.
Stock-based Compensation
We issue stock-based awards to employees and directors, generally in the form of stock options, restricted stock units (“RSUs”), restricted stock awards (“RSAs”) or as awards under the Werewolf ESPP. Occasionally, we may also grant inducement equity awards in the form of non-qualified stock options to purchase shares of Werewolf Common Stock to newly hired employees pursuant to Nasdaq Listing Rule 5635(c)(4) (“Inducement Awards”). Stock-based compensation is measured at the grant date based on the estimated fair value of the award and recognized as expense over the requisite service period of the award on a straight-line basis. For awards with performance conditions, we estimate the likelihood of satisfaction of the performance condition, which affects the period over which the expense is recognized. When the likelihood of satisfying the performance conditions related to an award is determined to be probable, the expense is recognized over the requisite service period. We have not granted any awards with market conditions. We recognize forfeitures of stock-based awards as they occur.
The grant date fair value of stock options, Inducement Awards, and awards granted under the Werewolf ESPP are measured using the Black-Scholes valuation model, which requires us to make assumptions about the fair value of the underlying common stock on the date of grant. The grant date fair value of RSUs and RSAs is estimated to be equal to the closing price of Werewolf Common Stock on the date of grant. In the event that stock-based awards are granted in contemplation of or shortly before a planned release of material non-public information, and such information is expected to result in a material increase in the share price of Werewolf Common Stock, we may consider whether an adjustment to the observable market price is required when estimating the grant date fair value.
Recent Accounting Pronouncements
See Note 3 of our consolidated financial statements included in this proxy statement/prospectus for a description of recent accounting pronouncements applicable to our business.

JOBS Act Accounting Election and Smaller Reporting Company Implications
We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of reduced disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.
Quantitative and Qualitative Disclosures about Market Risk
Werewolf is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information under Regulation S-K, Item 305.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Werewolf did not have any changes in or disagreements with accountants on accounting and financial disclosure that would be required to be disclosed under Item 304 of Regulation S-K during its two most recent fiscal years or any subsequent interim period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF AMBROS
Unless otherwise indicated or the context otherwise requires, references in this section to “Ambros,” the “Company,” “we,” “us,” “our” and other similar terms refer to Ambros Therapeutics, Inc. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes and other financial information included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, including those described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results and the timing of selected events could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those set forth under the section entitled “Risk Factors” of this proxy statement/prospectus. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.
Overview
We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for diseases with a high unmet medical need. Our lead investigational program targets CRPS and CRPS-1, severely painful and debilitating orphan diseases that typically develop after an inciting injury or trauma to a limb. Our lead product candidate, neridronate, is a potentially differentiated, aminobisphosphonate licensed from Abiogen, providing us with exclusive rights to neridronate in the United States, Canada and Mexico. Neridronate has received FDA Breakthrough Therapy and Orphan Drug designations for CRPS, and Fast Track designation for CRPS-1. Our Phase 3 pivotal trial, CRPS-RISE, evaluating neridronate in participants with CRPS-1, dosed the first participant in June 2026 and we expect to expand to sites located outside the United States in 2027 and report topline results in 2028.
On August 21, 2026, we entered into the Merger Agreement with Werewolf and Merger Sub. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including the approval of the stockholders of each of Werewolf and us, Merger Sub will be merged with and into us, with Ambros surviving as a wholly owned subsidiary of Werewolf. In connection with the Merger, Werewolf entered into the Subscription Agreement with certain qualified institutional buyers or accredited investors for a concurrent private placement financing of $150 million in gross proceeds constituting the Concurrent PIPE Financing and, together with the Merger, the Transaction. The Transaction is expected to close by the first quarter of 2027, subject to the satisfaction or waiver of customary closing conditions. There can be no assurance that the Transaction will be completed on the terms described, or at all.
We were incorporated in Delaware in September 2024. Since our inception, we have focused substantially all of our efforts and financial resources on organizing and staffing the company, business planning, raising capital, acquiring and protecting intellectual property rights, conducting research and development activities for neridronate, and establishing arrangements and collaborations with third parties for the development of neridronate. To date, we have not generated any revenue from product sales and we do not expect to generate any revenue from commercial sales for the foreseeable future. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of neridronate or any future product candidates. We expect to continue incurring significant operating losses for the foreseeable future as we advance neridronate through later stage clinical development and seek regulatory approval for neridronate and as we expand our pipeline, add personnel, build public company infrastructure and satisfy obligations under our existing and any future license and collaboration arrangements.
We have incurred significant net losses and negative cash flows since our inception. During the six months ended June 30, 2026 and 2025, we incurred a net loss of $19.9 million and $11.1 million, respectively, and during the years ended December 31, 2025 and 2024, we incurred a net loss of $24.2 million and $16.6 million, respectively. As of June 30, 2026, we had an accumulated deficit of $60.8 million and do not expect positive cash flow from operations in the foreseeable future. Our net losses may fluctuate significantly from period to period, depending on the timing of, and expenditures on, our planned research and development activities. We expect our research and development expenses to significantly increase in connection with the conduct of our CRPS-RISE clinical trial for neridronate, planned preclinical studies for neridronate, and research and development activities for any future indications for neridronate or any future product candidates we may in-license or develop. We will also incur substantial additional expenses as we seek to expand our intellectual property portfolio, including through potential in-licensing opportunities, and hire additional personnel as we scale up our operations. To date, we have funded our operations primarily through the sale and issuance of convertible preferred stock and convertible promissory notes and from our inception through June 30, 2026, we have raised aggregate gross proceeds of approximately $138.0 million from such sales and issuances. As of June 30, 2026, and December 31, 2025, we had cash, cash equivalents and short-term investments of $103.2 million and $36.4 million, respectively.
Based on our current operating plan, we estimate that our existing cash, cash equivalents and short-term investments as of the date of this proxy statement/prospectus, together with the expected net proceeds from the Concurrent PIPE Financing, will be sufficient to meet our working capital and capital expenditure needs into the first half of 2029. This estimate is based on assumptions that involve risks and uncertainties, and we could deplete our capital resources sooner than we expect. The next potential financing of Ambros, the Concurrent PIPE Financing, will not be consummated until the Closing. This substantially increases the likelihood that substantial doubt regarding Ambros’ ability to continue as a going concern for the next 12 months will exist when the interim financial statements for the nine months ended September 30, 2026, are presented and therefore would impact the disclosures contained herein. In addition, if we obtain regulatory approval for neridronate, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. We may also incur expenses in connection with the in-licensing or acquisition of additional product candidates. Accordingly, we expect to require additional capital to support our operations and execute on our longer-term business plan.
We expect to fund our operations through private or public equity financings, debt financings, license agreements, collaborative agreements or other arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing stockholders’ ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect existing stockholders’ rights as common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances, licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to obtain adequate funding as and when needed, or on attractive terms, we could be required to significantly delay, reduce or eliminate some or all of our research and development activities, sell unsecured assets, or scale back or terminate our pursuit of new strategic arrangements and transactions, or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all.
License Agreement and Supply Agreement with Abiogen
In December 2024, we entered into the Abiogen License Agreement pursuant to which Abiogen granted us exclusive rights to develop and commercialize neridronate in the United States, Canada, and Mexico. Abiogen is considered a related party as a holder of greater than 5% of our outstanding shares of capital stock.
The Abiogen License Agreement was accounted for as an asset acquisition. As upfront and partial consideration for the rights granted by Abiogen to us under the Abiogen License Agreement, we issued a $15.0 million convertible promissory note to Abiogen in December 2024. Because neridronate had no alternative future use at the time of acquisition, the full $15.0 million was recognized as in-process research and development expense during the inception period ended December 31, 2024. Upon the initial closing of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing in September 2025, Abiogen’s convertible promissory note, together with accrued interest, automatically converted into 4,239,434 shares of Ambros Series A-2 Preferred Stock at a conversion price of $3.76 per share, reflecting the contractual 20% conversion discount.
Under the Abiogen License Agreement, we are obligated to pay Abiogen a mid-single-digit royalty on aggregate annual net sales of licensed products in our territory, subject to certain customary reductions and subject to a specified royalty floor, which becomes payable upon first commercial sale. No royalties had been incurred as of June 30, 2026.
Under the Abiogen License Agreement, Abiogen is the sole supplier of neridronate drug substance. Concurrently with the Abiogen License Agreement, we entered into the Abiogen Supply Agreement under which, other than in the event of a supply failure, Abiogen serves as the sole supplier of commercial drug product. For the supply of drug substance, we are obligated to pay Abiogen a transfer price equal to the cost of goods plus a low double-digit markup. During the year ended December 31, 2025, we purchased approximately $0.6 million of drug substances from Abiogen to support our ongoing clinical development activities. As of December 31, 2025, we had no material non-cancelable minimum purchase commitments outstanding under the Abiogen Supply Agreement. During the three and six months ended

June 30, 2026, we purchased drug substance in amounts totaling less than $0.1 million and $0.1 million, respectively. During the three and six months ended June 30, 2025, we purchased drug substance in amounts totaling $0.4 million and $0.6 million, respectively. As of June 30, 2026, we had no material non-cancelable minimum purchase commitments outstanding under the Abiogen Supply Agreement.
We believe our relationships with Abiogen under the Abiogen License Agreement and Abiogen Supply Agreement are central to the advancement of neridronate through clinical development and, if approved, to the commercialization of neridronate in our licensed territories. We believe that during the period from January 1, 2024, to December 17, 2024, the date the Abiogen License Agreement was executed, there were no material clinical development expenses incurred by Abiogen with respect to neridronate that are relevant to our business. For a more detailed description of the Abiogen License Agreement and Abiogen Supply Agreement, see the section entitled “Information Regarding Ambros—License and Development Agreement with Abiogen.”
Components of Results of Operations
Operating Expenses
Research and Development (“R&D”) Expenses
Research and development expenses consist primarily of costs incurred in connection with the clinical development of our product candidate, neridronate. We expense R&D costs as incurred, which include:
•	external R&D expenses incurred under agreements with third parties, such as CROs, as well as consultants that conduct our clinical trials and other scientific development services;
•	costs related to manufacturing material for our clinical trials, including fees paid to CMOs and Abiogen;
•	employee-related expenses, including salaries, bonuses, benefits, stock-based compensation and other related costs for those employees involved in R&D efforts;
•	costs to acquire technology licenses, including in-process R&D (“IPR&D”) that has no alternative future use at the time of asset acquisitions;
•	costs incurred related to the Abiogen License Agreement;
•	costs related to compliance with regulatory requirements; and
•	other indirect costs.
Costs for certain activities are recognized based on an evaluation of the progress to completion of each specific contract using information and data provided to us by our vendors and analyzing the progress of our research studies or other services performed.
We anticipate that our R&D expenses will increase substantially in future periods as we continue to advance our CRPS-RISE clinical trial and invest in the clinical development of neridronate. We cannot determine with certainty the timing, duration, or completion costs of current or future clinical trials due to the inherently unpredictable nature of clinical development.
General and Administrative (“G&A”) Expenses
G&A expenses consist primarily of salaries, benefits and stock-based compensation for our personnel in executive, legal, finance and accounting, and other administrative functions. G&A expenses also include legal fees relating to intellectual property and corporate matters, professional fees paid for accounting, auditing, tax and consulting services, insurance costs, travel expenses and direct facility costs.
We anticipate that our G&A expenses will increase as we increase headcount to provide additional administrative support to our R&D activities. We also anticipate that we will incur significantly increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs, as well as investor and public relations expenses associated with operating as a public company.
Other Income (Expense)
Other income (expense) consists of (i) interest income earned on our cash and cash equivalents and short-term investments, and (ii) changes in the fair value of our convertible promissory notes, which were carried at fair value pursuant to our election of the fair value option under Accounting Standards Codification (“ASC”) 825-10, Financial

Instruments-Overall. We distinguish between convertible promissory notes issued to related parties and those issued to unrelated investors for purposes of financial statement presentation. On September 30, 2025, all outstanding principal and accrued interest under the convertible promissory notes converted into an aggregate of 7,790,211 shares of Ambros Series A-2 Preferred Stock at a conversion price of $3.76 per share. No convertible promissory notes were outstanding during the three and six months ended June 30, 2026.
Results of Operations
Comparison of the three and six months ended June 30, 2026 and 2025
The following table summarizes our results of operations for the periods presented (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating expenses:
Research and development	$6,434	$2,645	$12,544	$4,235
General and administrative	5,043	876	7,955	1,481
Total operating expenses	11,477	3,521	20,499	5,716
Loss from operations	(11,477)	(3,521)	(20,499)	(5,716)
Other income (expense):
Interest income	273	85	576	185
Loss on change in fair value of convertible promissory notes	—	(2,801)	—	(5,540)
Net loss	$(11,204)	$(6,237)	$(19,923)	$(11,071)

Operating Expenses
Research and Development Expenses
The following table summarizes the components of our R&D expenses for the periods indicated, together with period-over-period changes (dollars in thousands):

	Three months ended June 30, 2026		Three months ended June 30, 2025		Increase (decrease)
	$	% of Total	$	% of Total	$	% of Total
Research and development
Personnel and internal expenses	$1,963	31%	$513	19%	$1,450	283%
Third-party and outsourced expenses	4,335	67%	2,130	81%	2,205	104%
Non-cash stock-based compensation	131	2%	—	0%	131	0%
Depreciation	5	0%	2	0%	3	150%
Total research and development expenses	$6,434	100%	$2,645	100%	$3,789	143%

	Six months ended June 30, 2026		Six months ended June 30, 2025		Increase (decrease)
	$	% of Total	$	% of Total	$	% of Total
Research and development
Personnel and internal expenses	$3,337	27%	$870	21%	$2,467	284%
Third-party and outsourced expenses	8,967	71%	3,362	79%	5,605	167%
Non-cash stock-based compensation	232	2%	—	0%	232	0%
Depreciation	8	0%	3	0%	5	167%
Total research and development expenses	$12,544	100%	$4,235	100%	$8,309	196%

R&D expenses were $6.4 million and $12.5 million for the three and six months ended June 30, 2026, respectively, compared to $2.6 million and $4.2 million for the three and six months ended June 30, 2025, respectively.

The aggregate increases in R&D activity for the three and six months ended June 30, 2026, as compared to the three and six months ended June 30, 2025, reflect increases in internal and personnel-related costs of approximately $1.5 million and $2.5 million for the three and six months ended June 30, 2026, respectively, as compared to the same periods in 2025, and increases in outsourced third-party costs of approximately $2.2 million and $5.6 million for the three and six months ended June 30, 2026, respectively, as compared to the same periods in 2025. The aggregate increases in these costs are attributable to the expansion of our operations, resulting in increases in professional service costs and personnel-related expenses. The cost increases have directly contributed to the advancement of our Phase 3 CRPS-RISE trial to the point of first participant dosing in June 2026.
General and Administrative Expenses
G&A expenses were $5.0 million and $8.0 million for the three and six months ended June 30, 2026, respectively, compared to $0.9 million and $1.5 million for the three and six months ended June 30, 2025, respectively.
The aggregate increases in G&A activity for the three and six months ended June 30, 2026, as compared to the three and six months ended June 30, 2025, were primarily driven by increases of $1.9 million and $3.3 million, respectively, in personnel-related costs, including non-cash stock-based compensation, for the three and six months ended June 30, 2026, which were primarily driven by an increase in G&A headcount to support the expansion of our operations, including the initiation of enrollment in our Phase 3 clinical trial of neridronate. Professional fees, including legal, accounting and intellectual property costs, also increased in connection with our ongoing corporate activities and in preparation for becoming a public company and substantially comprise the remaining increase over the periods under comparison.
Interest and Other Income (Expense)
Net interest and other income totaled $0.3 million and $0.6 million for the three and six months ended June 30, 2026, respectively, compared to net interest and other expense of $2.7 million and $5.4 million for the three and six months ended June 30, 2025, respectively. Net interest and other income for the three and six months ended June 30, 2026, was entirely comprised of interest earned on our cash equivalents and short-term investments.
Loss on Change in Fair Value of Convertible Promissory Notes
Net interest and other expense for the three and six months ended June 30, 2025, primarily reflects losses on the change in fair value of convertible promissory notes of $2.8 million and $5.5 million, respectively, of which $1.9 million and $3.8 million, respectively, related to convertible promissory notes held by related parties. In September 2025, in connection with the initial closing of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing, all outstanding principal and accrued interest under the convertible promissory notes converted into shares of Ambros Series A-2 Preferred Stock. Commensurate with this conversion, the full remaining fair value change in the convertible promissory notes was recognized. Resultingly, no convertible promissory notes were outstanding during the three and six months ended June 30, 2026. The loss on the change in fair value of the convertible promissory notes for the three and six months ended June 30, 2025, was partially offset by approximately $0.1 million and $0.2 million of interest earned on our cash equivalents and short-term investments during those periods, respectively.
Comparison of the Year Ended December 31, 2025 and the Period from September 4, 2024 (Inception) through December 31, 2024
The following table summarizes our results of operations for the periods presented. As we were incorporated on September 4, 2024, the 2024 comparative period reflects only a partial year of activity from inception through December 31, 2024 (in thousands):

	Year Ended December 31, 2025	Period from September 4, 2024 (Inception) to December 31, 2024
Operating expenses:
Research and development	$10,308	$15,201
General and administrative	6,161	742
Total operating expenses	16,469	15,943
Loss from operations	(16,469)	(15,943)

	Year Ended December 31, 2025	Period from September 4, 2024 (Inception) to December 31, 2024
Other income (expense):
Interest income	604	43
Loss on change in fair value of convertible promissory notes (includes related party amounts of $5,673 and $279, respectively)	(8,371)	(743)
Net loss	$(24,236)	$(16,643)

Operating Expenses
Research and Development Expenses
The following table summarizes the components of our research and development expenses for the periods indicated, together with year-over-year changes (dollars in thousands):

	Year Ended December 31, 2025		Period from September 4, 2024 (Inception) to December 31, 2024		Increase (decrease)
	$	% of Total	$	% of Total	$	% of Total
Research and development
Personnel and internal expenses	$2,477	24%	$37	0%	$2,440	6595%
Third-party and outsourced expenses	7,700	75%	15,164	100%	(7,464)	-49%
Non-cash stock-based compensation	124	1%	—	0%	124	0%
Depreciation	7	0%	—	0%	7	0%
Total research and development expenses	$10,308	100%	$15,201	100%	$(4,893)	-32%

R&D expenses were $10.3 million for the year ended December 31, 2025, compared to $15.2 million for the period from September 4, 2024 (inception) through December 31, 2024. The decrease of $4.9 million was primarily due to a $15.0 million non-cash IPR&D expense recognized in connection with the Abiogen License Agreement entered into with Abiogen in December 2024, a related party. Excluding the $15.0 million non-cash IPR&D expense, R&D expenses in the period from September 4, 2024 (inception) through December 31, 2024 were approximately $0.2 million, as we were in our early organizational stage.
The underlying R&D activity during 2025 reflects the build-out of our organization to support the advancement of neridronate and reflects outsourced third-party costs, including CRO activity costs, of approximately $7.7 million and internal and personnel-related costs of approximately $2.5 million. Costs associated with these categories were negligible or nonexistent, outside of the $15.0 million non-cash IPR&D expense in December 2024, during the period from September 4, 2024 (inception) through December 31, 2024, as we were in our early organizational stage prior to the commencement of active clinical and manufacturing operations during that period.
General and Administrative Expenses
G&A expenses were $6.2 million for the year ended December 31, 2025, compared to $0.7 million for the period from September 4, 2024 (inception) through December 31, 2024. The increase of $5.4 million was primarily due to an increase in payroll and personnel-related costs, including stock-based compensation, primarily as a result of the growth of our G&A team throughout 2025 and a full year of operations as compared to the partial inception period in 2024. Professional fees, including legal, accounting and intellectual property costs, also increased in connection with our ongoing corporate activities and preparation for becoming a public company.
Interest and Other Income (Expense)
Interest income was $0.6 million for the year ended December 31, 2025, compared to less than $0.1 million for the period from September 4, 2024 (inception) through December 31, 2024. Net interest and other income for the periods under comparison was entirely comprised of interest earned on our cash equivalents and short-term investments. The increase reflects higher average cash and investment balances during 2025, driven by proceeds from the Ambros Series A-1/A-2 Convertible Preferred Stock Financing.

Loss on Change in Fair Value of Convertible Promissory Notes
Loss on change in fair value of convertible promissory notes was $8.4 million for the year ended December 31, 2025, compared to $0.7 million for the period from September 4, 2024 (inception) through December 31, 2024, an increase in loss of $7.6 million. Of the $8.4 million recognized in 2025, $5.7 million related to convertible promissory notes held by related parties and $2.7 million related to convertible promissory notes held by unrelated investors. The higher loss in 2025 reflects the convertible promissory notes being outstanding for a longer period, from various issuance dates from November 2024 to January 2025 through their conversion in September 2025, compared to only a partial period of remeasurement during the period from September 4, 2024 (inception) through December 31, 2024. The advancement of our clinical and manufacturing activities throughout 2025, including the preparation for our CRPS-RISE clinical trial, supported the closing of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing in September 2025, at which point the full remaining fair value change was recognized upon conversion of all outstanding principal and accrued interest under our then outstanding convertible promissory notes into shares of Ambros Series A-2 Preferred Stock.
Liquidity and Capital Resources
Sources of Liquidity
Since our inception in September 2024, we have funded our operations primarily with proceeds from the sale and issuance of convertible preferred stock and issuance of convertible promissory notes, which converted into shares of convertible preferred stock. In September 2025 and October 2025, we closed the first tranche of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing, raising aggregate net proceeds of approximately $41.0 million from the sale of 8,895,566 shares of Ambros Series A-1 Preferred Stock at a purchase price of $4.70 per share. Concurrently, with the initial closing on September 30, 2025, all outstanding principal and accrued interest under our then outstanding convertible promissory notes automatically converted into 7,790,211 shares of Ambros Series A-2 Preferred Stock at a purchase price of $3.76 per share (reflecting a 20 percent discount to the purchase price of Ambros Series A-1 Preferred Stock).
As of June 30, 2026, we had cash, cash equivalents and short-term investments of approximately $103.2 million and restricted cash of $1.0 million, which represents funds required as collateral under a vendor service agreement.
In June 2026, we completed the second tranche of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing, raising aggregate net proceeds of approximately $83.6 million. We believe our cash, cash equivalents, short-term investments and restricted cash as of June 30, 2026, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We estimate that our existing cash, cash equivalents and short-term investments, together with the expected net proceeds from the Concurrent PIPE Financing, will be sufficient to meet our working capital and capital expenditure needs into the first half of 2029. The next potential financing of Ambros, the Concurrent PIPE Financing, will not be consummated until the Closing. This substantially increases the likelihood that substantial doubt regarding Ambros’ ability to continue as a going concern for the next 12 months will exist when the interim financial statements for the nine months ended September 30, 2026 are presented and therefore would impact the disclosures contained herein.
Cash Flows
Comparison of the three and six months ended June 30, 2026, and 2025
The following table summarizes our cash flows for the periods indicated (in thousands):

	Six months ended June 30,
	2026	2025
Net cash used in operating activities	$(17,168)	$(4,399)
Net cash provided by (used in) investing activities	11,984	(20)
Net cash provided by financing activities	83,676	2,500
Net increase (decrease) in cash and cash equivalents	$78,492	$(1,919)

Operating Activities
Net cash used in operating activities was $17.2 million for the six months ended June 30, 2026, compared to $4.4 million for the six months ended June 30, 2025. The increase in net cash used in operating activities was attributable to a

$8.9 million increase in net loss and a $4.8 million decrease in non-cash operating charges for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, partially offset by a $0.9 million increase in working capital charges over the same periods under comparison.
Investing Activities
Net cash provided by investing activities was $12.0 million for the six months ended June 30, 2026, compared to net cash used in investing activities of less than $0.1 million for the six months ended June 30, 2025. Net cash provided by investing activities for the six months ended June 30, 2026, was primarily attributable to net short-term investment maturities of approximately $12.0 million.
Financing Activities
Net cash provided by financing activities was $83.7 million for the six months ended June 30, 2026, compared to $2.5 million for the six months ended June 30, 2025. Net cash provided by financing activities for the six months ended June 30, 2026, was attributable to $83.6 million in total net proceeds received upon consummation of the second tranche milestone closing of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing that was triggered upon dosing of our first participant in our CRPS-RISE trial and a related approval by our Board of Directors. Net cash provided by financing activities for the six months ended June 30, 2025, was attributable to $2.5 million in aggregate proceeds received from the issuance of convertible promissory notes in January 2025.
Comparison of the Year Ended December 31, 2025, and the Period from September 4, 2024 (Inception) through December 31, 2024
The following table summarizes our cash flows for each of the periods presented (in thousands):

	Year Ended December 31, 2025	Period from September 4, 2024 (Inception) to December 31, 2024
Net cash used in operating activities	$ (16,022)	$(105)
Net cash used in investing activities	(23,042)	(42)
Net cash provided by financing activities	43,549	10,000
Net increase in cash and cash equivalents	$4,485	$9,853

Operating Activities
Net cash used in operating activities was $16.0 million for the year ended December 31, 2025, which resulted from a net loss of $24.2 million, partially offset by non-cash items totaling approximately $8.7 million, including the aggregate non-cash loss of $8.4 million on the change in fair value of our convertible promissory notes (both related party and non-related party) and $0.2 million in stock-based compensation expense. Changes in operating assets and liabilities reflect an increase in accounts payable and accrued expenses of $3.2 million associated with our growing clinical and corporate operations, partially offset by a $3.5 million increase in prepaid and other assets primarily related to the $2.5 million CRO deposit paid in connection with our CRPS-RISE clinical trial.
Net cash used in operating activities was $0.1 million for the period from September 4, 2024 (inception) through December 31, 2024. This reflects our early organizational phase, during which the $15.0 million non-cash IPR&D charge related to the Abiogen License Agreement was the primary component of our net loss and had no corresponding cash impact.
Investing Activities
Net cash used in investing activities was $23.0 million for the year ended December 31, 2025, consisting primarily of $23.0 million in purchases of available-for-sale short-term investments.
Net cash used in investing activities was less than $0.1 million for the period from inception through December 31, 2024, consisting entirely of purchases of property and equipment.
Financing Activities
Net cash provided by financing activities was $43.5 million for the year ended December 31, 2025, consisting of $41.0 million in net proceeds from the issuance of Ambros Series A-1 Preferred Stock, net of issuance costs of

$0.8 million, and $2.5 million in aggregate proceeds from the issuance of convertible promissory notes, $2.1 million from a related party and $0.4 million from unrelated investors, in January 2025.
Net cash provided by financing activities was $10.0 million for the period from September 4, 2024 (inception) through December 31, 2024, consisting of $10.0 million in proceeds from the issuance of convertible promissory notes, $1.0 million from a related party and $9.0 million from unrelated investors.
Future Funding Requirements
We have incurred NOLs and negative cash flows from operations since our inception and expect to continue to incur significant expenses and operating losses for the foreseeable future due to the cost of research and development, clinical trials, preclinical studies and the regulatory approval process for neridronate and as we expand our pipeline, add personnel, build public company infrastructure and satisfy obligations under our existing and any future license and collaboration arrangements. We will need to raise additional capital to fund our operations beyond the period covered by our existing cash resources. We intend to seek additional capital through private or public equity financings, debt financings, license agreements, collaborative agreements or other arrangements.
Our future funding requirements, both near and long-term, will depend on, and could increase significantly as a result of, many factors, including, but not limited to:
•	the initiation, progress, timing, costs and results of our CRPS-RISE clinical trial and any other future clinical trials for neridronate;
•	the outcome, timing and costs of seeking regulatory approval for neridronate from the FDA and comparable foreign regulatory authorities;
•	the potential expansion of our current development program for neridronate to seek new indications;
•	the cost and timing of manufacturing and supply chain activities, including our arrangements with third-party CMOs and Abiogen for clinical and, if approved, commercial supplies of neridronate;
•	our ability to maintain the Abiogen License Agreement, including any future milestone or royalty payment obligations that may become due;
•	the terms and timing of establishing and maintaining any future collaborations, licenses and other similar arrangements;
•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property rights;
•	the extent to which we acquire or in-license additional product candidates or technologies;
•	the costs of establishing sales, marketing and distribution capabilities for neridronate, if and when approved;
•	our ability to achieve sufficient market acceptance, reimbursement from third-party payors, and market share for neridronate, if approved;
•	patients’ willingness to pay out-of-pocket for neridronate, if approved, in the absence of coverage and/or adequate reimbursement from third-party payors;
•	the costs associated with hiring additional personnel and consultants as our business grows; and
•
the costs of operating as a public company following the Closing, including expenses related to legal, accounting and regulatory compliance, director and officer insurance, investor relations and maintaining compliance with exchange listing and SEC requirements.

A change in the outcome of any of these, or other variables with respect to the development of neridronate, could significantly change the costs and timing associated with its development. We will need to continue to rely on additional financing to achieve our business objectives. There is no assurance that we will be successful in obtaining an adequate level of financing when needed on acceptable terms, or at all.
To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of Ambros stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through future collaboration or licensing arrangements with third parties or other strategic transactions, we may have to relinquish rights to our intellectual property, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of Ambros Common Stock. If we are unable to raise additional funds or enter into such arrangements when needed, we could be forced to delay, limit, reduce or terminate our research and development programs or future commercialization efforts, or grant rights to develop and market neridronate even if we would otherwise prefer to develop and market it ourselves.
Contractual Obligations
Our principal contractual obligations as of June 30, 2026, consist of our operating lease obligations for our corporate headquarters and our obligations under the Abiogen License Agreement.
In January 2025, we entered into a sublease agreement for our prior headquarters in Irvine, California, which expires in November 2026. As of June 30, 2026, remaining future minimum lease payments under this non-cancellable lease totaled $0.1 million.
On July 28, 2026, we entered into a lease agreement with La Jolla Eastgate LLC (as amended on October 12, 2026, the “New Lease”) for the premises that serves as our new corporate headquarters in San Diego, California. The New Lease has an initial term of 65 months, commenced on September 1, 2026, and is expected to expire on or around January 31, 2032. The New Lease does not contain any options to extend the term or to terminate the New Lease early. Total base rent payable over the initial term of the New Lease is approximately $1.2 million.
Under the Abiogen License Agreement, we are obligated to pay Abiogen a mid-single-digit royalty on aggregate annual net sales of licensed products in our territory, which becomes payable upon first commercial sale. No such royalties had been incurred as of June 30, 2026.
Purchase and Other Obligations
We enter into contracts in the normal course of business with CROs and other third-party vendors for clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancellable by us upon written notice. Payments that may be due upon cancellation consist of payments for services provided or expenses incurred prior to cancellation. As of June 30, 2026, there were no amounts accrued related to termination charges.
Critical Accounting Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions. Our most critical accounting policies and estimates are described below.
Stock-Based Compensation Expense
We measure stock-based compensation using the grant-date fair value of the awards and recognize the expense on a straight-line basis over the requisite service period, which is typically the vesting period, classifying the expense according to the function to which the services relate. Forfeitures are recognized as they occur.
The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. As a privately held company, we lacked company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on the historical volatility of a publicly traded set of peer companies. The expected term represents the weighted-average period the stock options are expected to remain outstanding and is based on the options’ vesting terms and contractual terms, as we did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant for time periods approximately equal to the expected term of the award. The expected dividend yield is zero, as we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future.

The assumptions underlying these valuations involve significant judgment and represent management’s best estimates. If we had used significantly different assumptions or estimates, the fair value of Ambros Common Stock and our stock-based compensation expense could have been materially different. Following the Closing, the fair value of the combined company’s common stock for purposes of valuing new equity awards will generally be based on the closing price of the combined company’s common stock on the applicable grant date.
Common Stock Valuations
As there has been no public market for Ambros Common Stock, the estimated fair value of Ambros Common Stock has been determined by our Board of Directors after considering valuation reports provided by an independent third-party valuation firm and exercising reasonable judgment, considering numerous objective and subjective factors to determine the best estimate of the fair value of Ambros Common Stock at each stock option grant date. In accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, we utilized a third-party valuation firm to assist with the valuation of Ambros Common Stock using the Market Approach for enterprise valuation and the Hybrid Method for equity value allocation.
The factors considered in these valuations included, but were not limited to:
•	the prices at which we sold convertible preferred stock and the preferences of our convertible preferred stock relative to Ambros Common Stock at the time of each grant;
•	the progress of our R&D efforts, including the status of clinical development for neridronate;
•	the regulatory designations we have received from the FDA, including Breakthrough Therapy, Fast Track, and Orphan Drug designations;
•	the lack of liquidity of our equity as a private company;
•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;
•	our stage of development and business strategy and the material risks related to our business and industry; and
•
the likelihood of achieving a liquidity event for the holders of our convertible preferred stock and common stock, such as an initial public offering, reverse merger, or a sale of our company, given prevailing market conditions.

The assumptions underlying these valuations were highly complex and subjective and represent management’s best estimates. Once a public trading market for Ambros Common Stock is established, it will no longer be necessary for our Board of Directors to estimate the fair value of Ambros Common Stock in connection with our accounting for stock option grants.
Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies,” to our financial statements included elsewhere in this proxy statement/prospectus.
Emerging Growth Company and Smaller Reporting Company Status
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Werewolf irrevocably elected not to avail itself of this extended transition period, and, as a result, the combined company will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
The combined company will remain an emerging growth company under the JOBS Act until the earlier of (a) the last day of the fiscal year in which its total annual gross revenues are $1.235 billion or more; (b) December 31, 2026 (the last day of the fiscal year following the fifth anniversary of Werewolf’s initial public offering); (c) the date on which it has issued more than $1.0 billion in non-convertible debt during the previous three years; or (d) the date on which it is deemed to be a large accelerated filer.

Even after the combined company no longer qualifies as an emerging growth company, the combined company may still qualify as a “smaller reporting company,” which would allow the combined company to continue to take advantage of reduced disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.
Quantitative and Qualitative Disclosures about Market Risk
We are a smaller reporting company, as defined by Rule 12b-2 under the Securities and Exchange Act of 1934, as amended and in Item 10(f)(1) of Regulation S-K, and are not required to provide the information under this item.

MANAGEMENT FOLLOWING THE MERGER
The following table sets forth information, as of [  ], 2026, regarding the current directors and officers of Ambros, who are the expected directors and executive officers of the combined company immediately following the Effective Time.

Name	Age	Position
Executive Officers and Employee Directors:
Joseph P. Hagan	[57]	Chief Executive Officer and Director
Christopher Aker	[65]	General Counsel
Cris Calsada	[57]	Chief Financial Officer
Gail Cawkwell, M.D., Ph.D.	[64]	Chief Medical Officer
Keith A. Katkin	[55]	Chairperson of the Board
Non-Employee Directors:
Prisca Di Martino(1)	[35]	Director
Trit Garg, M.D.	[36]	Director
Matthew Hammond, Ph.D.(2)	[38]	Director
John C. Jacobs	[59]	Director
Scott Robertson	[46]	Director

(1)
Ms. Di Martino is a Commercial Director at Abiogen Pharma SpA and a member of the Ambros Board. See the section “Certain Relationships and Related Party Transactions of Ambros” of this proxy statement/prospectus.

(2)	Dr. Hammond is a Partner at RA Capital Management and a member of the Ambros Board. See the section “Certain Relationships and Related Party Transactions of Ambros” of this proxy statement/prospectus.
Executive Officers
Joseph P. Hagan has served as Ambros’ Chief Executive Officer and as a member of the Ambros Board since December 2025. Mr. Hagan previously served as Chief Executive Officer and as a member of the board of directors of Regulus Therapeutics Inc. (“Regulus”) from May 2017 until June 2025 and as Regulus’ Chief Operating Officer from January 2016 to May 2017. From June 2011 through December 2015, Mr. Hagan served as the Executive Vice President, Chief Financial Officer and Chief Business Officer of Orexigen Therapeutics, Inc. (“Orexigen”). From May 2009 to June 2011, Mr. Hagan served as Orexigen’s Senior Vice President, Corporate Development, Strategy and Communications. From September 1998 to April 2008, Mr. Hagan served as Managing Director of Amgen Ventures (“Amgen”). Before joining Amgen, Mr. Hagan spent five years in the bioengineering labs at Genzyme and Advanced Tissue Sciences. Mr. Hagan served on the board of directors of Aurinia Pharmaceuticals, Inc. from February 2018 to June 2023, and he also previously served on the board of directors of Zosano Pharma Corp., from May 2015 to May 2022. He received his M.B.A. from Northeastern University and his B.S. in Physiology and Neuroscience from the University of California, San Diego. We believe Mr. Hagan is qualified to serve on the combined company’s board of directors because of his extensive senior leadership experience and expertise in business development, commercialization and financing of public companies.
Christopher Aker has served as Ambros’ General Counsel since August 2026. Prior to joining Ambros, Mr. Aker served as Site Head at Novartis AG from June 2025 to July 2026. Previously he served as Senior Vice President and General Counsel of Regulus Therapeutics Inc. from January 2019 to June 2025, and before that served as Regulus’ Senior Director, Legal Affairs from February 2011 to January 2019. Prior to joining Regulus, Mr. Aker served as the Senior Director, Administration and Senior Corporate Counsel for Phenomix Corporation (“Phenomix”), a privately held biopharmaceutical company, and was responsible for operational and legal oversight. Prior to Phenomix, Mr. Aker was Senior Corporate Counsel at SUGEN, Inc. (“SUGEN”), a wholly-owned subsidiary of Pharmacia, until its acquisition by Pfizer Inc. Prior to SUGEN, Mr. Aker was in private practice with various law firms. Mr. Aker received his B.A. in International Relations from the University of California, Davis and his J.D. from Santa Clara University.
Cris Calsada has served as Ambros’ Chief Financial Officer since April 2026. Ms. Calsada previously served as Regulus’ Chief Financial Officer from August 2019 until October 2025. Prior to joining Regulus, she served as Chief Financial Officer for Sanifit Therapeutics, S.A. (“Sanifit”) from December 2017 to August 2019. Prior to her employment with Sanifit, Ms. Calsada was self-employed as a finance consultant to various life sciences companies. From 2004 until its acquisition in 2015, she served in positions of increasing responsibility with Ambrx, Inc.

(“Ambrx”), most recently serving as its Chief Operating Officer and Vice President of Finance. Prior to Ambrx, she worked for Sony Online Entertainment as its Executive Director of Finance and Controller. Earlier in her career, she practiced as a certified public accountant. Ms. Calsada received a B.S. in Business Administration with an emphasis in Accounting from San Diego State University and an M.B.A. from the University of Southern California Marshall School of Business. She is also a Certified Public Accountant (inactive).
Gail Cawkwell, M.D., Ph.D. has served as Ambros’ Chief Medical Officer since July 2025. Dr. Cawkwell previously served as a consultant to Ambros from October 2024 to July 2025. Previously, Dr. Cawkwell served as Chief Medical Officer at Aclaris Therapeutics, Inc. (“Aclaris”) from June 2022 to January 2024. Prior to Aclaris, Dr. Cawkwell served as the Senior Vice President, Medical Affairs, Safety & Pharmacovigilance of Intercept Pharmaceuticals, Inc. (“Intercept”) from September 2018 to June 2022, having previously served as Senior Vice President, Medical Affairs from February 2018 to September 2018. She also served as Intercept’s acting Chief Medical Officer from March 2021 to June 2021. Prior to that, Dr. Cawkwell worked for Purdue Pharma L.P., where she served as Special Advisor to the Board of Directors from September 2017 to February 2018, Chief Medical Officer from January 2015 to September 2017, and Vice President, Medical Affairs from November 2014 to January 2015. From 2000 to November 2014, Dr. Cawkwell served in a number of roles of increasing responsibility at Pfizer Inc. (“Pfizer”), including most recently as Vice President, Medicine Team Lead, for Pfizer’s tofacitinib franchise. Dr. Cawkwell also served as a Clinical Instructor of Pediatrics at Columbia Presbyterian Health Center from 2002 to 2015 and previously held several other clinical and academic posts. Dr. Cawkwell received her Ph.D. from the University of Cincinnati, her M.D., C.M. from McGill University in Montreal, Canada and her bachelor’s degree from Duke University.
Keith A. Katkin is a founder of Ambros and has served as Chairperson of the Ambros Board since March 2026 and previously served as Executive Chair of the Ambros Board from September 2024 until March 2026. In addition, Mr. Katkin provides strategic leadership for Ambros’ corporate strategy, capital markets activities, business development, corporate governance and other strategic initiatives. Mr. Katkin served as Principal Executive Officer and as a member of the board of directors of Urovant Sciences Ltd. (“Urovant”), a biopharmaceutical company focused on developing therapies for urological conditions, from September 2017 until March 2020. Mr. Katkin served as President and Chief Executive Officer of Avanir Pharmaceuticals, Inc. (“Avanir”), a publicly traded biopharmaceutical company, from 2007 to 2016. During his tenure, Mr. Katkin led Avanir’s transformation into a fully integrated commercial biopharmaceutical company, culminating in its acquisition by Otsuka Pharmaceutical Co., Ltd. (“Otsuka”) for approximately $3.5 billion. Mr. Katkin joined Avanir in 2005 as Senior Vice President of Sales and Marketing and a member of Avanir’s executive management team. Prior to joining Avanir, Mr. Katkin served as Vice President, Commercial Development at Peninsula Pharmaceuticals, Inc., a privately held biopharmaceutical company. Earlier in his career, Mr. Katkin held leadership positions at InterMune, Inc., Amgen Inc. and Abbott Laboratories. Mr. Katkin has served as a member of the board of directors and Chair of the Board of Eledon Pharmaceuticals, Inc. (“Eledon”) since May 2017 and currently serves as Chair of Eledon’s Nominating and Corporate Governance Committee. He also currently serves on the boards of directors of Syndax Pharmaceuticals, Inc. and Emergent BioSolutions Inc. Mr. Katkin previously served on the board of directors of Rigel Pharmaceuticals Inc., from June 2015 until May 2022. Mr. Katkin received an M.B.A. from the UCLA Anderson School of Management and a bachelor’s degree in Accounting from Indiana University. He is also a Certified Public Accountant. We believe Mr. Katkin is qualified to serve on the combined company’s board of directors because of his extensive senior leadership experience at multiple public pharmaceutical companies, along with his broad experience in operations, corporate leadership, strategy and commercialization.
Non-Executive Directors
Prisca Di Martino has served as a member of the Ambros Board since September 2025. Since September 2024, Ms. Di Martino has served as Commercial Director at Abiogen, prior to which she served as Director, International Business Unit, from February 2021 to August 2024. In addition to her service to Abiogen and Ambros, Ms. Di Martino currently serves as a director of Effrx Pharmaceutical SA, a position she has held since May 2023. Additionally, Ms. Di Martino previously served as a director of Altamedics Gmbh from November 2022 to December 2025. We believe Ms. Di Martino is qualified to serve on the combined company’s board of directors because of her operational experience in the life science industry.
Trit Garg, M.D. has served as a member of the Ambros Board since September 2025. Since October 2026, Dr. Garg has served as a Managing Director at Longitude Capital Management Co., LLC, a healthcare venture capital firm. Previously, Dr. Garg served as a Principal at Patient Square Capital (“Patient Square”) from December 2022 to October 2026, and as a Vice President from October 2021 to December 2022. Prior to joining Patient Square, Dr. Garg was a

Principal at HealthQuest Capital Management, L.P. Previously, Dr. Garg was a resident physician in Internal Medicine at Stanford University Hospital. Earlier during his medical training, he spent time at KKR & Co. Inc. in the Americas Health Care team and at McKinsey & Company, Inc. Dr. Garg previously served on the board of directors of Access TeleCare, LLC; Eargo, Inc.; Elevage Medical Technologies Holdings, LLC; Enavate Sciences Holdings, LLC; Kriya Therapeutics, Inc.; Osanni Bio, Inc.; and Patterson Companies. Dr. Garg holds an M.D. from Stanford School of Medicine and an M.B.A. from Stanford Graduate School of Business. He graduated with a B.A. with High Distinction from the University of California, Berkeley. We believe Dr. Garg is qualified to serve on the combined company’s board of directors because of his experience serving on the board of directors for other companies and investment experience in the life science industry.
Matthew Hammond, Ph.D. has served as a member of the Ambros Board since September 2025. Dr. Hammond has served as the Chief Executive Officer and as a member of the board of directors of Research Alliance Corporation III since February 2026, as a member of the board of directors of Research Alliance Holdings III, LLC since February 2026, and as the Chief Executive Officer and as a member of the board of directors of Research Alliance Holdings IV, LLC since April 2026. Dr. Hammond previously served as a member of the board of directors of each of Emergence Therapeutics AG, from February 2022 to August 2023, prior to its acquisition by Eli Lilly and Co. (“Eli Lilly”); Forge Biologics, Inc., from April 2021 to December 2023, prior to its acquisition by Ajinomoto Co., Inc.; and Jnana Therapeutics Inc., from August 2021 to June 2025, prior to its acquisition by Otsuka Pharmaceutical Co., Ltd. He served as the Chief Financial Officer and as a Director of Research Alliance Corp I before its merger with Point Biopharma Corp., which was later acquired by Eli Lilly. Dr. Hammond is a partner at RA Capital Management and holds a B.S. in Environmental Health Science from the University of Georgia and both a Ph.D. in Biomedical Science and an M.B.A. with a concentration in Finance from the University of Connecticut. We believe Dr. Hammond is qualified to serve on the combined company’s board of directors because of his experience serving on the board of directors for other companies and investment experience in the life science industry.
John C. Jacobs has served as a member of the Ambros Board since August 2026. Since January 2023, Mr. Jacobs has served as President, Chief Executive Officer, and a member of the board of directors of Novavax, Inc. Prior to joining Novavax, Mr. Jacobs served as President and Chief Executive Officer and a member of the board of directors at Harmony Biosciences Holdings, Inc. (“Harmony”) from June 2018 to January 2023, and Executive Vice President and Chief Commercial Officer from October 2017 to June 2018. Previously, Mr. Jacobs held leadership roles at Teva Pharmaceuticals (“Teva”) beginning in 2014, including Senior Vice President and General Manager of the Respiratory Business Unit, Senior Vice President of Commercial Operations in North America and General Manager of Teva in Canada. Mr. Jacobs has also held positions at major pharmaceutical companies including Cephalon, Wyeth and Pfizer. He received a bachelor’s degree in business from State University of New York College at Plattsburgh and an M.B.A. from The State University of New York at Binghamton. We believe Mr. Jacobs is qualified to serve on the combined company’s board of directors because of his significant commercial, operations, business and leadership experience.
Scott Robertson has served as a member of the Ambros Board since August 2026. Since January 2024, Mr. Robertson has served as the Chief Business Officer and Chief Financial Officer of Star Therapeutics LLC (“Star”). Prior to joining Star, he served as Chief Business Officer and Chief Financial Officer of DICE Therapeutics, Inc. (“DICE”) from July 2021 until August 2023 when DICE was acquired by Eli Lilly. Prior to that, he served as Chief Financial Officer of DICE from December 2017 to July 2021 and as Vice President of Business Development of DICE from April 2016 to December 2017. Previously, at DuPont de Nemours, Inc. (“DuPont”), he served as Business Development Director for DuPont Pioneer from March 2010 to April 2016, with responsibility for mergers and acquisitions and strategic partnerships, and Portfolio Manager for DuPont Ventures, from January 2011 to January 2016. Prior to joining DuPont, Mr. Robertson was an investment professional at MPM Capital, a life sciences-dedicated venture capital fund, and earlier in his career, he was a member of the healthcare investment banking teams at Merrill Lynch & Co. and Thomas Weisel Partners. Mr. Robertson currently serves on the board of directors of Bicara Therapeutics Inc., a publicly traded life sciences company. Mr. Robertson holds a B.S. in Business Administration from the University of Southern California and an M.B.A. from the Haas School of Business at the University of California, Berkeley. We believe Mr. Robertson is qualified to serve on the combined company’s board of directors because of his investment banking experience and operating and investment experience in the life science industry.

ADDITIONAL INFORMATION REGARDING CORPORATE GOVERNANCE
Governance
Composition of the Board of Directors Following the Merger
The Werewolf Board is divided into three classes, which staggered structure will remain in place following the Effective Time. Each class has a three-year term, with one class elected at each annual meeting. Vacancies on the combined company board of directors and newly-created directorships shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Directors of the combined company may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all the stockholders would be entitled to cast in an election of directors or class of directors. A director elected to fill a vacancy shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.
Pursuant to the Merger Agreement, each of the directors and officers of Werewolf shall resign immediately prior to the Effective Time. Following the completion of the Merger, Ambros anticipates that the combined company board of directors will consist of seven directors, all of whom will be designated by Ambros. Ambros currently expects that all of its current directors will continue to serve as directors on the combined company board of directors following the Merger.
Independence of the Board of Directors
Nasdaq Rule 5605 requires a majority of a listed company’s board of directors to be comprised of independent directors. In addition, Nasdaq requires that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of the company, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.
Each individual expected to serve on the combined company board of directors upon the completion of the Merger, other than Joseph P. Hagan and Keith A. Katkin, will qualify as an independent director under the Nasdaq listing standards.
Board Leadership Structure
Ambros expects that the combined company board will maintain the flexibility to determine whether the roles of Chair of the combined company board and Chief Executive Officer should be combined or separated, based on what it believes is in the best interests of the combined company at a given point in time. Ambros believes that this flexibility is in the best interest of the combined company and that a one-size-fits-all approach to corporate governance, with a mandated independent Chair, would not result in better governance or oversight.
At this time, the Ambros Board is chaired by Mr. Katkin, and it is anticipated that he will remain Chairperson of the Board of the combined company. Mr. Katkin possesses significant knowledge and experience in the combined company’s industry and a deep understanding of the combined company’s strategic objectives, all of which will continue to benefit the combined company after the Effective Time. Ambros believes that separation of the positions of Chairperson of the Board and Chief Executive Officer reinforces the independence of the combined company’s board of directors in its oversight of its business and affairs. In addition, Ambros believes that having a separate Chairperson of the Board creates an environment that is more conducive to the board of directors’ objective evaluation and oversight of management’s performance, increasing management accountability, and improving the ability of the board of directors to monitor whether management’s actions are in the best interests of the combined company and its stockholders, including with respect to evaluating whether steps management is taking to manage risks are appropriate for the combined company. Mr. Katkin’s responsibility will be to ensure that the combined company’s board of directors functions properly and to work with the combined company’s Chief Executive Officer to set the board of directors’

agenda. Accordingly, he will have substantial ability to shape the work of the combined company’s board of directors. Ambros expects him to facilitate communications among the combined company’s directors and between the board of directors and senior management. While Mr. Katkin provides leadership in his own right, he will also work closely with the combined company’s Chief Executive Officer to ensure that the combined company’s directors receive the information that they need to perform their responsibilities, including discussing and providing critical review of the matters that come before the board of directors and assessing management’s performance. As a result, Ambros believes that such separation can enhance the effectiveness of the combined company’s board of directors as a whole. Ambros believes that the leadership structure of the combined company’s board of directors is appropriate and will enhance its ability to effectively carry out its roles and responsibilities on behalf of the combined company’s stockholders.
In addition, it is anticipated that the combined company will have a separate chair for each committee of the combined company’s board of directors. The chair of each committee is expected to report annually to the combined company’s board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.
Role of the Board in Risk Oversight
The audit committee of the combined company board of directors is expected to be primarily responsible for overseeing the risk management processes on behalf of the combined company board of directors. Ambros expects that the audit committee of the combined company board of directors will receive reports from management periodically regarding the assessment of risks of the combined company. In addition, the audit committee will be expected to report regularly to the combined company board of directors, which will also consider its risk profile. The combined company’s audit committee and the combined company’s board of directors will focus on the most significant risks the combined company faces and its general risk management strategies. While the combined company’s board of directors will oversee the combined company’s risk management, management will be responsible for day-to-day risk management processes. The combined company’s board of directors will expect management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the combined company board of directors. Ambros believes this division of responsibilities will be the most effective approach for addressing the risks the combined company faces and that the combined company board of directors’ leadership structure, which also emphasizes the independence of the combined company board of directors in its oversight of its business and affairs, supports this approach.
Committees of the Board of Directors
Audit Committee
Following the Effective Time, the members of the combined company’s audit committee are expected to be Scott Robertson, John C. Jacobs and Trit Garg, M.D. Mr. Robertson is expected to serve as the chair of the combined company’s audit committee. All members of the combined company’s audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq and Mr. Robertson will qualify as an audit committee financial expert as defined under the applicable rules of the SEC and have the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Each proposed member of the audit committee will be independent under the applicable rules of the SEC and Nasdaq. The audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and Nasdaq. The board of directors of the combined company is expected to approve an amended and restated audit committee charter following the Effective Time.
The primary purpose of the combined company’s audit committee will be to discharge the responsibilities of the combined company’s board of directors with respect to the combined company’s corporate accounting and financial reporting processes, systems of internal control and financial-statement audits, and to oversee the combined company’s independent registered accounting firm. Specific responsibilities of the combined company’s audit committee are expected to include:
•	helping the combined company’s board of directors oversee the combined company’s corporate accounting and financial reporting processes;
•
managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit the combined company’s financial statements;

•
discussing the scope and results of the audit with the combined company’s independent registered public accounting firm, and reviewing, with management and the independent accountants, the combined company’s interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•	reviewing related person transactions;
•
obtaining and reviewing a report by the combined company’s independent registered public accounting firm at least annually, that describes our internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving, or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the combined company’s independent registered public accounting firm.
Nominating and Corporate Governance Committee
Following the Effective Time, the members of the combined company’s nominating and corporate governance committee are expected to be Matthew Hammond, Ph.D., and Prisca Di Martino. Dr. Hammond is expected to be the chair of the combined company’s nominating and corporate governance committee. The composition of the combined company’s nominating and corporate governance committee will meet the requirements for independence under, and the functioning of such nominating and corporate governance committee will comply with, any applicable requirements of the rules and regulations of Nasdaq and the SEC. The board of directors of the combined company is expected to approve an amended and restated nominating and corporate governance committee charter following the Effective Time.
Specific responsibilities of the combined company’s nominating and corporate governance committee will include:
•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on the combined company’s board of directors;
•	considering and making recommendations to the combined company’s board of directors regarding the composition and chairmanship of the committees of the combined company’s board of directors;
•	instituting plans or programs for the continuing education of the combined company’s board of directors and orientation of new directors;
•	developing and making recommendations to the combined company’s board of directors regarding corporate governance guidelines and matters; and
•	overseeing periodic evaluations of the combined company’s board of directors’ performance, including committees of the combined company’s board of directors and management.
Compensation Committee
Following the Effective Time, the members of the combined company’s compensation committee are expected to be John C. Jacobs and Scott Robertson. Mr. Jacobs is expected to be the chair of the combined company’s compensation committee. Each proposed member of the combined company’s compensation committee will be independent under the listing standards of Nasdaq, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as defined in Section 162(m) of the Code. The composition of the combined company’s compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC. The board of directors of the combined company is expected to approve an amended and restated compensation committee charter following the Effective Time.
The primary purpose of the combined company’s compensation committee will be to discharge the responsibilities of the combined company’s board of directors in overseeing the combined company’s compensation policies, plans and programs and to review and determine the compensation to be paid to the combined company’s executive officers and directors. Specific responsibilities of the combined company’s compensation committee will include:
•	reviewing and approving the compensation of the combined company’s chief executive officer, other executive officers and senior management;

•	reviewing and recommending to the combined company’s board of directors the compensation paid to our directors;
•	reviewing and approving the compensation arrangements with the combined company’s executive officers and other senior management;
•	administering the combined company’s equity incentive plans and other benefit programs;
•
reviewing, adopting, amending and terminating, incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for the combined company’s executive officers and other senior management;

•	reviewing, evaluating and recommending to the combined company’s board of directors succession plans for the combined company’s executive officers; and
•
reviewing and establishing general policies relating to compensation and benefits of the combined company’s employees, including the combined company’s overall compensation strategy, including base salary, incentive compensation and equity based grants, to assure that it promotes stockholder interests and supports the combined company’s strategic and tactical objectives, and that it provides for appropriate rewards and incentives for the combined company’s management and employees.

Compensation Committee Interlocks and Insider Participation
Each member of the compensation committee following the Effective Time will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq.
None of the proposed members of the compensation committee is a current or former officer or employee of Werewolf. During the last completed fiscal year, none of the proposed combined company executive officers served on the board of directors or compensation committee of any other company that has an executive officer serving on the Werewolf Board or compensation committee or the proposed combined company board of directors or proposed compensation committee.
Code of Business Conduct and Ethics
Following the Effective Time, the combined company will maintain a written Code of Business Conduct and Ethics that applies to all the combined company’s employees, officers and directors. This includes the combined company’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of the combined company’s Code of Business Conduct and Ethics will be posted on the combined company’s website at www.ambrostherapeutics.com following the Effective Time. The combined company will disclose on its website any future amendments of the combined company’s Code of Business Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or the combined company’s directors from provisions in the Code of Business Conduct and Ethics. Information contained on, or accessible through, the combined company’s website is not a part of this proxy statement/prospectus, and the inclusion of the combined company’s website address in this proxy statement/prospectus is only an inactive textual reference.
Director Compensation
Werewolf and Ambros expect Werewolf to adopt the Werewolf Director Compensation Policy at or before the Effective Time. A new non-employee director compensation policy will be adopted by either the Werewolf Board or the combined company’s board of directors, to be effective following the Effective Time.
Family Relationships
There are no family relationships among any of Ambros’, Werewolf’s, or the combined company’s executive officers or directors.
Limitations of Liability and Indemnification
The combined company certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the DGCL and provides that no director will have personal liability to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of the combined company’s directors will be further limited to the greatest extent permitted by the DGCL.
In addition, the combined company certificate of incorporation, provides that the combined company must indemnify the combined company's directors and officers and the combined company must advance expenses, including attorneys’ fees, to the combined company's directors and officers in connection with legal proceedings, subject to very limited exceptions.
Werewolf maintains, and the combined company will maintain, a general liability insurance policy that covers specified liabilities of Werewolf and the combined company’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Some of the combined company's non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of the combined company's Board.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF WEREWOLF
Unless otherwise provided below, the following table sets forth information with respect to the beneficial ownership of Werewolf Common Stock as of [   ], 2026 by:
•	each of Werewolf’s directors;
•	each of Werewolf’s named executive officers;
•	all of Werewolf’s directors and current executive officers as a group; and
•	each person, or group of affiliated persons, who is known to us to be the beneficial owner of more than 5% of the outstanding shares of Werewolf Common Stock.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to Werewolf Common Stock. Shares of Werewolf Common Stock that an individual has a right to acquire within 60 days after [   ], 2026, are considered outstanding and beneficially owned by the person holding such right for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of Werewolf Common Stock beneficially owned by them, subject to community property laws, where applicable. Unless otherwise indicated, the address of each beneficial owner is c/o Werewolf Therapeutics, Inc., 303 Wyman Street, Suite 300, Waltham, Massachusetts 02451. As of [   ], 2026, there were [48,599,066] shares of Werewolf Common Stock issued and outstanding.

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%)
Greater than 5% Stockholders:
Peter Moll(1)	[2,537,138]	[5.2]%
Directors and Named Executive Officers:
Luke Evnin, Ph.D.(2)	[92,500]	*
Michael Atkins, M.D.(3)	[81,187]	*
Meeta Chatterjee, Ph.D.(4)	[88,633]	*
Briggs Morrison, M.D.(5)	[139,070]	*
Michael Sherman, M.B.A.(6)	[92,500]	*
Anil Singhal, Ph.D.(7)	[39,858]	*
Daniel J. Hicklin, Ph.D.(8)	[2,608,689]	[5.2]%
Michael J. Urban(9)	[107,137]	%
All directors and current executive officers as a group (8 persons)(10)	[3,249,574]	[6.4]%

*	Represents beneficial ownership of less than 1%.
(1)
Based on the Schedule 13G filed with the SEC on September 21, 2026, by Peter Moll, reporting that Mr. Moll has sole voting and dispositive power over 2,537,138 shares of Werewolf Common Stock. The address for Mr. Moll is Degelestr. 3, 01324 Dresden, Germany.

(2)	Consists of [92,500] shares of Werewolf Common Stock underlying stock options exercisable within 60 days of [ ], 2026.
(3)	Consists of [14,419] shares of Werewolf Common Stock and [66,768] shares of Werewolf Common Stock underlying stock options exercisable within 60 days of [ ], 2026.
(4)	Consists of [88,633] shares of Werewolf Common Stock underlying stock options exercisable within 60 days of [ ], 2026.
(5)	Consists of [15,523] shares of Werewolf Common Stock and [123,547] shares of Werewolf Common Stock underlying stock options exercisable within 60 days of [ ], 2026.
(6)	Consists of [92,500] shares of Werewolf Common Stock underlying stock options exercisable within 60 days of [ ], 2026.
(7)	Consists of [39,858] shares of Werewolf Common Stock underlying stock options exercisable within 60 days of [ ], 2026.
(8)	Consists of [647,047] shares of Werewolf Common Stock and [1,961,642] shares of Werewolf Common Stock underlying stock options exercisable within 60 days of [ ], 2026.
(9)	Consists of [5,284] shares of Werewolf Common Stock and [101,853] shares of Werewolf Common Stock underlying stock options exercisable within 60 days of [ ], 2026.
(10)
Consists of [682,273] shares of Werewolf Common Stock and [2,567,301] shares of Werewolf Common Stock underlying options that are exercisable as of [  ], 2026 or will become exercisable within 60 days after such date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF AMBROS
The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of Ambros Capital Stock as of [   ], 2026 for:
•	each of Ambros’ named executive officers;
•	each of Ambros’ directors;
•	all of Ambros’ executive officers and directors as a group; and
•	each person or group of affiliated persons known by Ambros to beneficially own more than 5% of Ambros Common Stock.
Ambros has determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, Ambros believes, based on information furnished to Ambros, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.
Beneficial ownership prior to the Merger is based on [46,001,912] shares of Ambros Common Stock (which includes [603,960] shares of Ambros Common Stock subject to repurchase) outstanding as of [   ], 2026, after giving effect to the conversion of all outstanding shares of Ambros Preferred Stock into an aggregate of [34,476,913] shares of Ambros Common Stock.
In computing the number of shares beneficially owned by a person and the percentage ownership of such person, Ambros deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of [   ], 2026. However, except as described above, Ambros did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Ambros Therapeutics, Inc., 4435 Eastgate Mall, Suite No. 100, San Diego, California 92121.

Beneficial Ownership Prior to the Merger
Name of Beneficial Owner	Number of Shares	Percentage
Greater than 5% Stockholders:
Entities affiliated with RA Capital Management, L.P.(1)	[10,638,298]	[23.1]%
Massimo Di Martino(2)	[5,017,588]	[10.9]%
ES Ambros Aggregator, LP(3)	[4,787,234]	[10.4]%
Columbus Circle LLC(4)	[3,782,895]	[8.2]%
Vivek Ramaswamy(5)	[3,576,948]	[7.8]%
Janus Henderson Biotech Innovation Master Fund Limited(6)	[2,553,193]	[5.6]%
Arkin Bio Capital, LP(7)	[2,553,192]	[5.6]%

Named Executive Officers and Directors:
Joseph P. Hagan	—	*
Gregory J. Flesher(8)	[200,000]	*
Gail Cawkwell, M.D., Ph.D.(9)	[278,125]	*
Michael P. Cruse(10)	[205,207]	*
Keith A. Katkin(11)	[521,875]	[1.1]%
Prisca Di Martino(12)	[18,319]	*
Trit Garg, M.D.	—	*
Matthew Hammond, Ph.D.	—	*
John C. Jacobs(13)	[2,083]	*
Scott Robertson(14)	[2,083]	*
All current directors and executive officers as a group ([10] persons)(15)	[822,485]	[1.8]%
*	Represents beneficial ownership of less than 1%.

(1)
Consists of (i) 8,510,638 shares of Ambros Common Stock issuable upon the conversion of Ambros Series A-1 Preferred Stock held by RA Capital Healthcare Fund, L.P. and (ii) 2,127,660 shares of Ambros Common Stock issuable upon conversion of Ambros Series A-1 Preferred Stock held by RA Capital Nexus Fund III, L.P. (the “RA Funds”). RA Capital Management, L.P. is the investment manager for the RA Funds. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. Each of RA Capital Management, L.P., RA Capital Management GP, LLC, Mr. Kolchinsky and Mr. Shah may be deemed to have voting and investment power over the shares held by the RA Funds. RA Capital Management, L.P., RA Capital Management GP, LLC, Mr. Kolchinsky and Mr. Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Matthew Hammond, Ph.D. is a partner at RA Capital Management GP, LLC and a member of the Ambros Board and expressly disclaims beneficial ownership of the shares held by the RA Funds. The principal business address of the persons and entities listed above is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(2)
Consists of (i) 106,383 shares of Ambros Common Stock issuable upon the conversion of Ambros Series A-1 Preferred Stock held by Abiogen, (ii) 4,239,434 shares of Ambros Common Stock issuable upon the conversion of Ambros Series A-2 Preferred Stock held by Abiogen, (iii) 282,694 shares of Ambros Common Stock issuable upon the conversion of Ambros Series A-2 Preferred Stock held by Massimo Di Martino, (iv) 106,383 shares of Ambros Common Stock issuable upon the conversion of Ambros Series A-1 Preferred Stock held by Carlotta Di Martino and (v) 282,694 shares of Ambros Common Stock issuable upon the conversion of Ambros Series A-2 Preferred Stock held by Carlotta Di Martino. Voting, investment and dispositive power with respect to the shares held by Abiogen are made by Massimo Di Martino, who expressly disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest, if any, therein. Carlotta Di Martino is Mr. Di Martino’s spouse and he expressly disclaims beneficial ownership of her shares. This amount does not consist of the shares included in Note [12] below held by Prisca Di Martino, who is Commercial Director at Abiogen, Mr. Di Martino’s daughter, and a member of the Ambros Board. Ms. Di Martino expressly disclaims beneficial ownership of the shares held by Abiogen, Mr. Di Martino and Carlotta Di Martino, except to the extent of her pecuniary interest, if any therein. The address for Abiogen is Via Meucci 36, 56121 Ospedaletto, Pisa, Italy.

(3)
Consists of 4,787,234 shares of Ambros Common Stock issuable upon the conversion of Ambros Series A-1 Preferred Stock held by ES Ambros Aggregator, LP (“Ambros Aggregator”), a limited partnership affiliated with Enavate Sciences. Enavate Sciences GP, LLC (“Enavate GP”) is the general partner of Ambros Aggregator. Voting, investment and dispositive power with respect to the shares held by Ambros Aggregator are made collectively by the managers of Enavate GP: Jim Momtazee, Laura Furmanski, Neel Varshney and James P. Boylan, each of whom expressly disclaims beneficial ownership of the shares.

(4)
Consists of 3,782,895 shares of Ambros Common Stock held by Columbus Circle LLC (“Columbus”). Pavan Cheruvu is a manager of Columbus and may be deemed to have voting and investment power with respect to the shares held by Columbus and as a result may be deemed to have beneficial ownership of such shares. Mr. Cheruvu expressly disclaims beneficial ownership of all shares held by Columbus, except to the extent of his actual pecuniary interest therein, if any. The address for Columbus is 234 Vista del Monte, Los Gatos, CA 95030.

(5)
Consists of (i) 3,185,605 shares of Ambros Common Stock held by American Ventures II LLC, of which Mr. Ramaswamy is a majority owner and retains voting and investment power with respect to such shares and (ii) (a) 106,383 shares of Ambros Common Stock issuable upon conversion of Ambros Series A-1 Preferred Stock and (b) 284,960 shares of Ambros Common Stock issuable upon conversion of Ambros Series A-2 Preferred Stock, in each case held by Vivek Ramaswamy Investments II LLC, of which Mr. Ramaswamy is the owner and retains voting and investment power with respect to such shares. The address for the entities named in this footnote is 320 1st St N, Unit 703, Jacksonville, FL 32250.

(6)
Consists of 2,553,193 shares of Ambros Common Stock issuable upon conversion of Ambros Series A-1 Preferred Stock held by Janus Henderson Biotech Innovation Master Fund Limited (“Janus Master Fund”). Janus Master Fund may be deemed to be beneficially owned by Janus Henderson Investors US LLC (“Janus”), an investment adviser registered under the Investment Advisers Act of 1940, as amended, who acts as investment adviser for Janus Master Fund and has the ability to make decisions with respect to the voting and disposition of the shares subject to the oversight of the board of directors of Janus Master Fund. Under the terms of its management contract with Janus Master Fund, Janus has overall responsibility for directing the investments of Janus Fund in accordance with the Janus Fund’s investment objective, policies and limitations. Janus Master Fund has one or more portfolio managers appointed by and serving at the pleasure of Janus whom make decisions with respect to the disposition of the shares. The portfolio managers for Janus Master Fund are Andrew Acker, Daniel S. Lyons and Agustin Mohedas. The business address of each of the aforementioned parties is c/o Janus Henderson Investors US LLC, 151 Detroit Street, Denver, CO 80206.

(7)
Consists of 2,553,192 shares of Ambros Common Stock issuable upon the conversion of Ambros Series A-1 Preferred Stock held by Arkin Bio Capital, LP. Moshe Arkin, as the Director of Arkin Bio Ventures GP Ltd, the General Partner of Arkin Bio Capital General Partner Limited Partnership, which is the General Partner of Arkin Bio Capital LP, has voting, investment and dispositive power over the shares held by Arkin Bio Capital LP. The address of Arkin Bio Capital LP is Hamenofim 11 Herzliya, Building B, Israel.

(8)	Consists of 200,000 shares of Ambros Common Stock held by Mr. Flesher [(a former officer of Ambros)].
(9)
Consists of (i) 200,000 shares of Ambros Common Stock ([108,334] shares of which are subject to repurchase by Ambros) and (ii) [78,125] shares of Ambros Common Stock subject to options held by Dr. Cawkwell that are exercisable within 60 days of [    ], 2026.

(10)
Consists of (i) 116,666 shares of Ambros Common Stock and (ii) [88,541] shares of Ambros Common Stock subject to options held by Mr. Cruse [(a former officer of Ambros)] that are exercisable within 60 days of [   ], 2026.

(11)
Consists of (i) 400,000 shares of Ambros Common Stock ([216,667] shares of which are subject to repurchase by Ambros) and (ii) [121,875] shares of Ambros Common Stock subject to options held by Mr. Katkin that are exercisable within 60 days of [   ], 2026.

(12)
Consists of (i) 4,255 shares of Ambros Common Stock issuable upon the conversion of Ambros Series A-1 Preferred Stock held by Ms. Di Martino and (ii) 14,064 shares of Ambros Common Stock issuable upon the conversion of Ambros Series A-2 Preferred Stock held by Ms. Di Martino.

(13)	Consists of [2,083] shares of Ambros Common Stock subject to options held by Mr. Jacobs that are exercisable within 60 days of [ ], 2026.
(14)	Consists of [2,083] shares of Ambros Common Stock subject to options held by Mr. Robertson that are exercisable within 60 days of [ ], 2026.
(15)
Consists of (i) [600,000] shares of Ambros Common Stock held by Ambros’ current directors and officers, (ii) [4,255] shares of Ambros Common Stock issuable upon the conversion of Ambros Series A-1 Preferred Stock held by Ambros’ current directors and officers, (iii) [14,064] shares of Ambros Common Stock issuable upon the conversion of Ambros Series A-2 Preferred Stock held by Ambros’ current directors and officers and (iv) [204,166] shares of Ambros Common Stock subject to options held by Ambros’ current directors and officers that are exercisable within 60 days of [   ], 2026.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF THE COMBINED COMPANY
The following table sets forth information regarding beneficial ownership of the combined company’s capital stock immediately after consummation of the Merger and the Concurrent PIPE Financing, assuming the consummation of the Merger occurred as of [   ], 2026, by:
•	each person, or group of affiliated persons, expected by Werewolf and Ambros to become the beneficial owners of more than 5% of the combined company’s outstanding common stock;
•	each person expected to be a director of the combined company;
•	each person expected to be a named executive officer of the combined company; and
•	all of the combined company’s expected executive officers and directors as a group.
The table lists applicable percentage ownership based on [  ] shares of combined company common stock expected to be outstanding immediately following the consummation of the Merger, is based on Werewolf's and Ambros’ capitalization as of [   ], 2026, and assumes (i) the conversion of all outstanding shares of Ambros Preferred Stock into shares of Ambros Common Stock immediately prior to the Effective Time, (ii) an Ambros equity value of $500.0 million and a Werewolf equity value of $47.5 million, (iii) estimated Werewolf Net Cash of $[26.9] million as of the Effective Time (the “Final Estimated Werewolf Net Cash”), a target Werewolf Net Cash of $30.0 million and a resulting Werewolf Valuation of $[44.4] million (calculated after giving effect to the dollar-for-dollar adjustment based on the difference between Final Estimated Werewolf Net Cash and target Werewolf Net Cash), (iv) an estimated Exchange Ratio of [10.7623], (v) a Concurrent PIPE Financing of $150.0 million, with a Concurrent PIPE Financing allocation percentage of [21.6]% and a resulting implied Share Price of $[ ] per share (calculated as Concurrent PIPE Financing proceeds divided by the Concurrent PIPE Financing merger shares), (vi) that certain holders of Ambros Capital Stock receive Merger Pre-Funded Warrants in lieu of shares of Werewolf Common Stock to the extent their beneficial ownership would exceed 9.99% of the outstanding shares of Werewolf Common Stock, and that certain investors in the Concurrent PIPE Financing receive PIPE Pre-Funded Warrants in lieu of shares of Werewolf Common Stock, (vii) that each outstanding Ambros Option is assumed and converted into an Assumed Option to acquire Werewolf Common Stock based on the Exchange Ratio, (viii) no exercise of outstanding Werewolf Pre-Funded Warrants prior to the Effective Time, (ix) a Reverse Stock Split of Werewolf Common Stock of 1-for-[  ] and (x) an Effective Time of [   ], 2026. Immediately after the Effective Time, under the Exchange Ratio formula in the Merger Agreement, pre-Merger equity holders of Ambros are expected to own approximately [72.0]% of the combined company (excluding Werewolf Common Stock owned by certain pre-Merger equity holders of Ambros pursuant to the Concurrent PIPE Financing), pre-Merger equity holders of Werewolf are expected to own approximately [6.4]% of the combined company and the investors in the Concurrent PIPE Financing are expected to own approximately [21.6]% of the combined company (assuming a Concurrent PIPE Financing of $150 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to the assumptions set forth above. The percentage of the combined company that each party’s equity holders will own following the Effective Time is subject to certain adjustments (as described in more detail in the section entitled “The Merger Agreement—Merger Consideration—Exchange Ratio”), including the amount of the Final Werewolf Net Cash at the Effective Time. Werewolf Net Cash as calculated under the Merger Agreement makes certain adjustments to the value of Werewolf’s cash and cash equivalents. The adjustments are described in the section entitled “The Merger Agreement—Merger Consideration—Werewolf Net Cash.” Werewolf expects to continue to incur losses in future periods primarily related to the proposed Merger and, as a result, available cash and cash equivalents will continue to decrease until the Effective Time. Any Werewolf Net Cash remaining immediately prior to the Effective Time will remain under the control of the combined company after the Effective Time. For a description of the calculation of Werewolf Net Cash as set forth in the Merger Agreement, please see the section entitled “The Merger Agreement—Merger Consideration—Werewolf Net Cash” in this proxy statement/prospectus. There can be no assurances that any of these assumptions will be accurate at the Effective Time.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or Werewolf Pre-Funded Warrants that are either immediately exercisable or exercisable on or before [   ], 2026, which is 60 days after [   ], 2026. These securities are deemed to be outstanding and beneficially owned by the person holding those options or Werewolf Pre-Funded Warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, Werewolf and Ambros believe based on information provided to Werewolf and Ambros, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
Certain holders of Ambros Capital Stock may receive Merger Pre-Funded Warrants in lieu of shares of Werewolf Common Stock at the Effective Time to the extent that the issuance of Werewolf Common Stock to such holder would result in such holder beneficially owning in excess of 9.99% of the outstanding shares of Werewolf Common Stock. In addition, certain investors in the Concurrent PIPE Financing may purchase PIPE Pre-Funded Warrants in lieu of shares of Werewolf Common Stock. The Merger Pre-Funded Warrants and PIPE Pre-Funded Warrants are exercisable immediately, subject to the beneficial ownership limitations contained therein, for a nominal exercise price of $0.001 per share and do not expire. Shares of Werewolf Common Stock subject to Merger Pre-Funded Warrants and PIPE Pre-Funded Warrants that are exercisable within 60 days of [   ], 2026 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Ambros Therapeutics, Inc., 4435 Eastgate Mall, Suite No. 100, San Diego, California 92121.

Beneficial Ownership After the Effective Time
Name of Beneficial Owner	Number of Shares	Percentage
5% and Greater Stockholders:
Massimo Di Martino(1)	[ ]	[ ]%
Entities affiliated with RA Capital Management, L.P.(2)	[ ]	[ ]%
Entities affiliated with Janus Henderson Investors US LLC(3)	[ ]	[ ]%
ES Ambros Aggregator, LP(4)	[ ]	[ ]%
Columbus Circle LLC(5)	[ ]	[ ]%
Vivek Ramaswamy(6)	[ ]	[ ]%
Arkin Bio Capital, LP(7)	[ ]	[ ]%
Entities affiliated with Balyasny Asset Management L.P.(8)	[ ]	[ ]%
Baker Bros. Advisors LP and affiliated entities(9)	[ ]	[ ]%

Named Executive Officers and Directors:
Joseph P. Hagan	—	*
Gregory J. Flesher(10)	[ ]	*
Gail Cawkwell, M.D., Ph.D.(11)	[ ]	*
Michael P. Cruse(12)	[ ]	*
Keith A. Katkin(13)	[ ]	[ ]%
Prisca Di Martino(14)	[ ]	*
Trit Garg, M.D.	—	*
Matthew Hammond, Ph.D.	—	*
John C. Jacobs(15)	[ ]	*
Scott Robertson(16)	[ ]	*
All current directors and executive officers as a group ([10] persons)(17)	[ ]	[ ]%

*	Represents beneficial ownership of less than 1%.
(1)
Consists of [   ] shares of combined company common stock held by Abiogen; [   ] shares of combined company common stock held by Massimo Di Martino; and [   ] shares of combined company common stock held by Carlotta Di Martino. Voting, investment and dispositive power with respect to the shares held by Abiogen are made by Massimo Di Martino, who expressly disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest, if any, therein. Carlotta Di Martino is Mr. Di Martino’s spouse and he expressly disclaims beneficial ownership of her shares. This amount does not consist of the shares included in Note [14] below held by Prisca Di Martino, who is Commercial Director at Abiogen, Mr. Di Martino’s daughter, and a member of the Ambros Board. Ms. Di Martino expressly disclaims beneficial ownership of the shares held by Abiogen, Mr. Di Martino and Carlotta Di Martino, except to the extent of her pecuniary interest, if any therein. Due to the Beneficial Ownership Limitation (as defined below), the number of shares of combined company common stock beneficially owned shown in the table excludes [   ] shares of combined company common stock issuable upon the exercise of pre-funded warrants held by Abiogen; [   ] shares of combined company common stock issuable upon the exercise of pre-funded warrants held by Massimo Di Martino; and [33,880] shares of combined company common stock issuable upon the exercise of pre-funded warrants held by

Carlotta Di Martino. The pre-funded warrants may not be exercised to the extent such exercise would cause Mr. Di Martino, together with his affiliates, to beneficially own in excess of 9.99% of the number of shares of combined company common stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”). The address for Abiogen is Via Meucci 36, 56121 Ospedaletto, Pisa, Italy.
(2)
Consists of [   ] shares of combined company common stock held by RA Capital Healthcare Fund, L.P. and [   ] shares of combined company common stock held by RA Capital Nexus Fund III, L.P. RA Capital Management, L.P. is the investment manager for RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund III, L.P. (the “RA Funds”). The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. Each of RA Capital Management, L.P., RA Capital Management GP, LLC, Mr. Kolchinsky and Mr. Shah may be deemed to have voting and investment power over the shares held by the RA Funds. RA Capital Management, L.P., RA Capital Management GP, LLC, Mr. Kolchinsky and Mr. Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Matthew Hammond, Ph.D. is a partner at RA Capital Management GP, LLC and a member of the Ambros Board and expressly disclaims beneficial ownership of the shares held by the RA Funds. Due to the Beneficial Ownership Limitation, the number of shares of combined company common stock beneficially owned shown in the table excludes [   ] shares of combined company common stock issuable upon the exercise of pre-funded warrants held by RA Capital Healthcare Fund, L.P. and [   ] shares of combined company common stock issuable upon the exercise of pre-funded warrants held by RA Capital Nexus Fund III, L.P. The pre-funded warrants may not be exercised to the extent such exercise would cause the RA Funds, together with their affiliates, to beneficially own in excess of the Beneficial Ownership Limitation. The principal business address of the persons and entities listed above is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(3)
[Consists of (i) [   ] shares of combined company common stock held by Janus Henderson Biotech Innovation Master Fund Limited (“Janus Master Fund”) and (ii) [   ] shares of combined company common stock held by Janus Henderson Biotech Innovation Master Fund II Limited (“Janus Master Fund II” and together with Janus Master Fund, the “Janus Funds”). Janus Henderson Investors US LLC (“Janus”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that acts as investment adviser for each of the Janus Funds. Janus has the ability to make decisions with respect to the voting and disposition of the securities directly held by the Janus Funds subject to the oversight of the board of directors of each of the Janus Funds. Under the terms of its management contract with each of the Janus Funds, Janus has overall responsibility for directing the investments of each of the Janus Funds in accordance with the investment objective, policies, and limitations of each of the Janus Funds. Each of the Janus Funds has one or more portfolio managers appointed by and serving at the pleasure of Janus, who makes decisions with respect to the disposition of the shares of common stock offered hereby. The portfolio managers for each of the Janus Funds are Andrew Acker, Daniel S. Lyons and Agustin Mohedas. The business address of each of the aforementioned parties is c/o Janus Henderson Investors US LLC, 151 Detroit Street, Denver, Colorado 80206].

(4)
[Consists of [   ] shares of combined company common stock held by ES Ambros Aggregator, LP (“Ambros Aggregator”), a limited partnership affiliated with Enavate Sciences. Enavate Sciences GP, LLC (“Enavate GP”) is the general partner of Ambros Aggregator. Voting, investment and dispositive power with respect to the shares held by Ambros Aggregator are made collectively by the managers of Enavate GP: Jim Momtazee, Laura Furmanski, Neel Varshney, and James P. Boylan, each of whom expressly disclaims beneficial ownership of the shares. The address for the foregoing entities and individuals is 106 W 56th Street, 8th Floor, New York, NY 10019.]

(5)
Consists of [   ] shares of combined company common stock held by Columbus Circle LLC (“Columbus”). Pavan Cheruvu is a manager of Columbus and may be deemed to have voting and investment power with respect to the shares held by Columbus and as a result may be deemed to have beneficial ownership of such shares. Mr. Cheruvu expressly disclaims beneficial ownership of all shares held by Columbus, except to the extent of his actual pecuniary interest therein, if any. The address for Columbus is 234 Vista del Monte, Los Gatos, CA 95030.

(6)
Consists of (i) [   ] shares of combined company common stock held by American Ventures II LLC, of which Mr. Ramaswamy is a majority owner and retains voting and investment power with respect to such shares and (ii) [   ] shares of combined company common stock held by Vivek Ramaswamy Investments II LLC, of which Mr. Ramaswamy is the owner and retains voting and investment power with respect to such shares. The address for the entities named in this footnote is 320 1st St N, Unit 703, Jacksonville, FL 32250.

(7)
Consists of [   ] shares of combined company common stock held by Arkin Bio Capital, LP. Moshe Arkin, as the Director of Arkin Bio Ventures GP Ltd, the General Partner of Arkin Bio Capital General Partner Limited Partnership, which is the General Partner of Arkin Bio Capital LP, has voting, investment and dispositive power over the shares held by Arkin Bio Capital LP. The address of Arkin Bio Capital LP is Hamenofim 11 Herzliya, Building B, Israel.

(8)
[Consists of (i) [   ] shares of combined company common stock held by Atlas Private Holdings (Cayman) Ltd., (ii) [   ] shares of combined company common stock held by Atlas Private Holdings VIII, LLC and (iii) [   ] shares of combined company common stock held by AEF Plus Privates Fund, LLC. Balyasny Asset Management L.P. is the investment adviser of Atlas Private Holdings (Cayman) Ltd., Atlas Private Holdings VIII, LLC and AEF Plus Privates Fund, LLC. Dmitry Balyasny, via intermediate entities, manages Balyasny Asset Management L.P. and has voting and investment control over the reported securities. The address of Atlas Private Holdings (Cayman) Ltd., Atlas Private Holdings VIII, LLC and AEF Plus Privates Fund, LLC is 444 West Lake Street, 50th Floor, Chicago, IL 60606.]

(9)
[Consists of (i) [   ] shares of combined company common stock issuable upon the exercise of pre-funded warrants held by 667, L.P. and (ii) [   ] shares of combined company common stock issuable upon the exercise of pre-funded warrants held by Baker Brothers Life Sciences, L.P. Baker Bros. Advisors LP is the investment adviser to 667, L.P. and Baker Brothers Life Sciences, L.P. (the “Baker Funds”). Baker Bros. Advisors (GP), LLC is the sole general partner of Baker Bros. Advisors LP. Julian C. Baker and Felix J. Baker are the managing members of Baker Bros. Advisors (GP), LLC. Pursuant to the management agreements, as amended, among Baker Bros. Advisors LP, the Baker Funds and their respective general partners, the Baker Funds’ respective general partners relinquished to Baker Bros. Advisors LP all discretion and authority with respect to the investment and voting power of the securities held by the Baker Funds, and thus Baker Bros. Advisors LP has complete and unlimited discretion and authority with respect to the Baker Funds’ investments and voting power over investments. Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Julian C. Baker and Felix J. Baker disclaim beneficial ownership of the securities held by the Baker Funds, except to the extent of their pecuniary interest therein. The address for Baker Bros. Advisors LP, the Baker Funds, Julian C. Baker and Felix J. Baker is 860 Washington Street, 3rd Floor, New York, New York 10014. ]

(10)	Consists of [ ] shares of combined company common stock held by Mr. Flesher (a former officer of Ambros).
(11)
Consists of (i) [   ] shares of combined company common stock ([   ] shares of which are subject to repurchase by the combined company) and (ii) [840,804] shares of combined company common stock subject to options held by Dr. Cawkwell that are exercisable within 60 days of [    ], 2026.

(12)
Consists of (i) [   ] shares of combined company common stock and (ii) [   ] shares of combined company common stock subject to options held by Mr. Cruse (a former officer of Ambros) that are exercisable within 60 days of [   ], 2026.

(13)
Consists of (i) [   ] shares of combined company common stock ([   ] shares of which are subject to repurchase by the combined company) and (ii) [   ] shares of combined company common stock subject to options held by Mr. Katkin that are exercisable within 60 days of [   ], 2026.

(14)	Consists of (i) [ ] shares of combined company common stock held by Ms. Di Martino.
(15)	Consists of [ ] shares of combined company common stock subject to options held by Mr. Jacobs that are exercisable within 60 days of [ ], 2026.
(16)	Consists of [ ] shares of combined company common stock subject to options held by Mr. Robertson that are exercisable within 60 days of [ ], 2026.
(17)
Consists of (i) [   ] shares of combined company common stock held by the combined company’s directors and officers and (ii) [   ] shares of combined company common stock subject to options held by the combined company’s directors and officers that are exercisable within 60 days of [   ], 2026.

WEREWOLF EQUITY COMPENSATION PLAN INFORMATION
The following table contains information about Werewolf’s 2017 Stock Incentive Plan (the “Werewolf 2017 Plan”), the Werewolf 2021 Plan, and the Werewolf ESPP, as of December 31, 2025:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	9,753,152	$4.79	2,599,955
Equity compensation plans not approved by security holders(2)	201,720	$0.87	—
Total	9,954,872	$4.71	2,599,955

(1)
Includes the Werewolf 2017 Plan, the Werewolf 2021 Plan and the Werewolf ESPP. As of December 31, 2025, 2,039,026 shares of Werewolf Common Stock were available for issuance under the Werewolf 2021 Plan. The number of shares reserved for issuance under the Werewolf 2021 Plan will be increased on each January 1 through January 1, 2031 by the lesser of (i) 5% of the number of shares of Werewolf Common Stock outstanding on the first day of such year and (ii) an amount determined by our board of directors. The shares of Werewolf Common Stock underlying any awards that are expired, forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, repurchased or are otherwise terminated by us under the Werewolf 2021 Plan or the Werewolf 2017 Plan are added back to the shares of common stock available for issuance under the Werewolf 2021 Plan. As of December 31, 2025, 560,929 shares of Werewolf Common Stock were reserved for issuance under the Werewolf ESPP. The number of shares reserved for issuance under the Werewolf ESPP will be increased on each January 1 through January 1, 2032 by the least of (i) 488,000 shares, (ii) 1% of the number of shares of Werewolf Common Stock outstanding on the first day of such year and (iii) an amount determined by our board of directors. The Werewolf Board determined that the current shares of common stock reserved for issuance under the Werewolf 2021 Plan and the Werewolf ESPP are sufficient to meet the short-term needs of each plan, and accordingly determined not to increase the number of shares of common stock reserved for issuance on January 1, 2026 for either plan.

(2)
Consists of outstanding stock option awards approved by Werewolf’s Board as inducement material to the acceptance of employment of Steven Bloom, Werewolf’s former chief business officer in accordance with Nasdaq Listing Rule 5635(c)(4). His award was granted on May 1, 2025 and has an exercise price of $0.87 per share, equal to the closing price per share of our common stock on the date of grant. The stock option has a ten-year term and vests as to 25% on the first anniversary of the effective date of Mr. Bloom’s employment. Mr. Bloom’s employment was terminated on May 15, 2026, and accordingly, none of the remaining shares subject to the award vested following such termination date.

WEREWOLF EXECUTIVE OFFICER AND DIRECTOR COMPENSATION
Unless the context otherwise requires, references in this section to “we,” “us,” “our” and the “Company” refer to Werewolf.
As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies” as such terms are defined in the rules promulgated under the Securities Act of 1933, as amended. The compensation provided to our named executive officers for the year ended December 31, 2025 is detailed in the Summary Compensation Table for the Year Ended December 31, 2025 and accompanying footnotes and narrative that follow.
This section describes the compensation program in effect as of December 31, 2025 and does not describe the impact of the Merger on the compensation program applicable to Werewolf’s named executive officers. See the section entitled “Interests of Werewolf’s Directors and Executive Officers in the Merger” included in this proxy statement/prospectus for information regarding the impact of the Merger on Werewolf’s executive compensation program.
Werewolf’s named executive officers for the fiscal year ended December 31, 2025, consisting of its current executive officers and the next two most highly compensated executive officers who were serving in such capacity as of December 31, 2025, were:
•	Daniel J. Hicklin, Ph.D., President and Chief Executive Officer;
•	Randi Isaacs, M.D., Former Chief Medical Officer; and
•	Timothy W. Trost, Former Chief Financial Officer.
Summary Compensation Table for the Year Ended December 31, 2025
The following table sets forth information regarding compensation awarded to, earned by or paid to each of Werewolf’s named executive officers for the years ended December 31, 2025 and 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Daniel J. Hicklin, Ph.D.(4) President and Chief Executive Officer	2025	632,557	—	950,791	13,007	1,596,355
	2024	608,237	364,638	1,559,867	12,857	2,545,599
Randi Isaacs, M.D. Former Chief Medical Officer(5)	2025	513,911	—	312,084	12,873	838,868
	2024	494,145	215,843	717,180	12,857	1,440,025
Timothy W. Trost Former Chief Financial Officer(6)	2025	484,638	—	256,668	13,007	754,313
	2024	465,998	199,820	537,885	12,857	1,216,560

(1)	In light of the decision to undertake the 2026 Restructuring, the Werewolf Board determined not to award annual bonuses for 2025.
(2)
The amounts reported in the “Option Awards” column reflect the aggregate grant date fair value of stock-based compensation awarded during each year computed in accordance with the provisions of the Financial Accounting Standards Board ASC Topic 718. See Note 10 “Stock-based Compensation” to Werewolf’s Consolidated Financial Statements for the year ended December 31, 2025 included in this proxy statement/prospectus for information regarding assumptions underlying the valuation of equity awards. These amounts reflect the accounting cost for these stock options and do not reflect the actual economic value that may be realized by the named executive officer upon the exercise of the stock options or the sale of the Werewolf Common Stock underlying such stock options.

(3)
The amounts reported include (i) life insurance premiums of $918 for each of Dr. Hicklin and Mr. Trost and $784 for Dr. Isaacs for 2025 and life insurance premiums of $918 for each of Drs. Hicklin and Isaacs and Mr. Trost for 2024, (ii) the payment of $1,589 for tax gross-ups for long-term disability insurance for each of Drs. Hicklin and Isaacs and Mr. Trost for each of 2025 and 2024, and (iii) 401(k) contributions matched by Werewolf in the amount of $10,500 and $10,350 for Drs. Hicklin and Isaacs and Mr. Trost for 2025 and 2024, respectively.

(4)	Dr. Hicklin is also a member of the Werewolf Board but did not receive any additional compensation in his capacity as a director.
(5)	Dr. Isaacs’ employment with Werewolf terminated effective February 13, 2026.
(6)	Mr. Trost’s employment with Werewolf terminated effective February 13, 2026.
Narrative Disclosure to Summary Compensation Table
Werewolf’s executive compensation program is administered by the compensation committee of the Werewolf Board, subject to the oversight and approval of the Werewolf Board. The compensation committee reviews Werewolf’s executive compensation practices on an annual basis and based on this review approves, or, as appropriate, makes recommendations to the Werewolf Board for approval of, Werewolf’s executive compensation program. In designing

Werewolf’s executive compensation program, the compensation committee considers compensation data for national and regional companies in the biotechnology/pharmaceutical industry provided by Werewolf’s independent compensation consultant to help guide its executive compensation decisions at the time of hiring and for subsequent adjustments in compensation. During the past fiscal year, the compensation committee retained Pearl Meyer & Partners, LLC (“Pearl Meyer”) a compensation consulting firm, to advise the compensation committee on Werewolf’s compensation program for executive officers, which includes base salaries, annual performance-based cash incentives and equity incentive awards and Pearl Meyer made recommendations with respect to the amount and form of executive and director compensation. Although the compensation committee considers the advice and guidance of Pearl Meyer as to Werewolf’s executive compensation programs, the compensation committee ultimately makes its own decision about these matters.
Base Salary
Werewolf uses base salaries to recognize the experience, skills, knowledge and responsibilities required of all of Werewolf’s employees, including Werewolf’s named executive officers. None of Werewolf’s named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. In January 2025, Werewolf set the 2025 base salaries for Drs. Hicklin and Isaacs and Mr. Trost at $632,557, $513,911, and $484,638, respectively.
Annual Bonus
The employment agreements for Drs. Hicklin and Isaacs and Mr. Trost provide that they will be eligible for annual bonuses up to a specified percentage of their base salary, based upon the assessment of the Werewolf Board (or a committee thereof), in its sole discretion, of the officer’s performance and Werewolf’s performance during the applicable fiscal year. These annual bonuses are calculated as a percentage of base salary and are designed to motivate Werewolf’s employees to achieve annual goals based on Werewolf’s strategic, financial and operating performance objectives. From time to time, the Werewolf Board or the compensation committee may approve discretionary annual cash bonuses to Werewolf’s named executive officers.
The target annual bonus percentages for the 2025 bonuses were 55% for Dr. Hicklin and 40% for each of Dr. Isaacs and Mr. Trost. In light of the 2026 Restructuring, the Werewolf Board determined not to award annual bonuses for 2025.
Equity Incentives
Although Werewolf does not have a formal policy with respect to the grant of equity incentive awards to Werewolf’s executive officers, or any formal equity ownership guidelines applicable to them, Werewolf believes that equity grants provide Werewolf’s executive officers with a strong link to Werewolf’s long-term performance, create an ownership culture and help to align the interests of Werewolf’s executive officers and Werewolf’s stockholders. In addition, Werewolf believes that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes Werewolf’s executive officers to remain employed by Werewolf during the vesting period. Accordingly, the Werewolf Board periodically reviews the equity incentive compensation of Werewolf’s executive officers, including Werewolf’s named executive officers, and from time to time may grant equity incentive awards to them in the form of stock options.
On January 2, 2025, Werewolf granted stock option awards to purchase 592,690 shares, 187,500 shares and 150,000 shares of Werewolf Common Stock to Drs. Hicklin and Isaacs and Mr. Trost, respectively. These stock options were scheduled to vest in equal monthly installments over a four-year period beginning on February 1, 2025 and ending on January 1, 2029.
On January 2, 2025, Werewolf granted stock option awards to purchase 185,652 shares, 68,151 shares and 60,358 shares of Werewolf Common Stock to Drs. Hicklin and Isaacs and Mr. Trost, respectively. These stock options were scheduled to vest in full on January 1, 2027.
The vesting of the stock options granted to Werewolf’s named executive officers is subject to acceleration upon certain terminations of the officer’s employment with Werewolf, as described below under “—Employment Agreements with Werewolf’s Named Executive Officers.”
In 2025, Werewolf granted option awards to Werewolf’s named executive officers with time-based vesting. The time-based vesting option awards that Werewolf has granted to Werewolf’s executive officers generally vest in equal monthly installments over four years following the vesting commencement date. Vesting rights cease upon termination of employment and exercise rights for stock options cease shortly after termination of employment. Prior to the exercise of a stock option, the holder has no rights as a stockholder with respect to the shares subject to such stock option, including no voting rights and no right to receive dividends or dividend equivalents.
The exercise price of all stock options granted since the closing of Werewolf’s initial public offering is equal to the fair market value of shares of Werewolf Common Stock on the date of grant, which Werewolf determines by reference to the closing market price of Werewolf Common Stock on the date of grant.
Policies and Practices Related to the Grant of Certain Equity Awards
Werewolf has historically granted stock options to Werewolf’s employees and directors on an annual basis. Werewolf has also granted stock options to individuals upon hire or promotion and may grant stock options for retention purposes. During the last fiscal year, neither the Werewolf Board nor the compensation committee took material non-public information into account when determining the timing or terms of stock options, nor did Werewolf time the disclosure of material non-public information for the purpose of affecting the value of executive compensation.
While Werewolf does not have any policy or obligation that requires Werewolf to grant stock options on specified dates, annual stock option grants to employees have typically been approved at a meeting of the compensation committee that is held in December, and the grants are effective on the first business day of the following fiscal year. During fiscal 2025, Werewolf did not grant stock options to any named executive officer during any period beginning four business days before and ending one business day after the filing of any Form 10-Q or 10-K, or the filing or furnishing of a Form 8-K that discloses material non-public information.
Outstanding Equity Awards as of December 31, 2025
The following table sets forth information regarding all outstanding stock options held by each of Werewolf’s named executive officers as of December 31, 2025.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Daniel J. Hicklin, Ph.D.	727,377	0	4.77	12/7/2030
	155,416	0	16.00	4/29/2031
	211,390	4,498(1)	11.55	1/5/2032
	215,468	80,032(2)	2.05	12/31/2032
	208,437	226,563(3)	4.64	12/31/2033
	135,824	456,866(4)	1.56	12/31/2034
	0	185,652(5)	1.56	12/31/2034
Randi Isaacs, M.D.		0(1)	3.03	11/8/2030
	176,966	0(2)	4.77	12/7/2030
	140,208	0(3)	16.00	4/29/2031
	56,786	1,657(4)	11.55	1/5/2032
	77,859	27,978(5)	2.05	12/31/2032
	75,322	104,167	4.64	12/31/2033
	95,833	144,532	1.56	12/31/2034
	42,968	68,151	1.56	12/31/2034
	0
Timothy W. Trost	247,812	0	5.98	2/11/2031
	54,756	0	16.00	4/29/2031
	64,585	1,375(1)	11.55	1/5/2032
	74,958	27,842(2)	2.05	12/31/2032
	71,875	78,125(3)	4.64	12/31/2033
	34,375	115,625(4)	1.56	12/31/2034
	0	60,358(5)	1.56	12/31/2034

(1)	This option vests over four years in equal monthly installments following January 1, 2022, subject to continuous service.
(2)	This option vests over four years in equal monthly installments following January 1, 2023, subject to continuous service.

(3)	This option vests over four years in equal monthly installments following January 1, 2024, subject to continuous service.
(4)	This option vests over four years in equal monthly installments following January 1, 2025, subject to continuous service.
(5)	This option vests in full on January 1, 2027, subject to continuous service.
Employment Agreements with Werewolf’s Named Executive Officers
Werewolf entered into employment agreements with each of Drs. Hicklin and Isaacs and Mr. Trost that became effective on April 29, 2021. These employment agreements set forth the terms and conditions of each executive’s continued employment with Werewolf, including base salary, target annual bonus opportunity, standard employee benefit plan participation and certain benefits upon termination of the executive’s employment under specified conditions. The employment of all of Werewolf’s named executive officers is at will.
Under the employment agreements, Dr. Hicklin’s base salary was initially set at $510,000 and his annual target bonus amount was set at 50%, Dr. Isaacs’s base salary was initially set at $425,000 and her annual target bonus amount was set at 40%, and Mr. Trost’s base salary was set at $385,000 and his annual target bonus amount was set at 40%. The employment agreements provide that, in the event that the executive’s employment is terminated by Werewolf without “cause” or by the executive for “good reason,” then subject to the execution and effectiveness of a separation and release agreement, the executive will be entitled to receive (i) an amount equal to (x) 12 months of base salary in the case of Dr. Hicklin if such termination occurs more than three months prior to or more than 12 months following a “change in control,” and nine months of base salary in the case of Dr. Isaacs and Mr. Trost if such termination occurs prior to or more than 12 months following a change in control, in each case, payable in accordance with Werewolf’s regular payroll practices, or (y) 18 months of base salary in the case of Dr. Hicklin if such termination occurs within three months prior to or 12 months following a change in control, and 12 months base salary in the case of Dr. Isaacs and Mr. Trost if such termination occurs within 12 months following a change in control, in each case, payable in a lump sum; (ii) an amount equal to the executive’s full target bonus for the year in which the executive’s date of termination occurs payable as a lump sum, if such termination occurs within three months prior to or 12 months following a change in control in the case of Dr. Hicklin or if such termination occurs within 12 months following a change in control in the case of Dr. Isaacs and Mr. Trost; and (iii) payment of the monthly employer COBRA premium for a period corresponding to the months of base salary paid.
In addition, the employment agreements provide that in the event of a termination of the executive’s employment by Werewolf without cause or by the executive for good reason then, subject to the timely execution of the separation and release agreement, the vesting of all unvested equity awards that vest solely on the passage of time held by the executive will be accelerated (i) as to six additional months of vesting if such termination occurs more than three months prior to or more than 12 months following a change in control in the case of Dr. Hicklin, or prior to or more than 12 months following a change in control in the case of Dr. Isaacs and Mr. Trost and (ii) in full if such termination occurs within three months prior to or 12 months following a change in control in the case of Dr. Hicklin, or within 12 months following a change in control in the case of Dr. Isaacs and Mr. Trost.
Pursuant to the terms of their employment agreements, each of Werewolf’s named executive officers has entered into standard form agreements with respect to non-competition, non-solicitation, confidential information and assignment of inventions.
Executive Retention Agreement
Werewolf entered into a retention agreement with Dr. Hicklin (on February 17, 2026, as amended on August 25, 2026), (the “Hicklin Retention Agreement”). Under the Hicklin Retention Agreement, in exchange for waiving his eligibility for severance benefits under his employment agreement with Werewolf (the “Severance Plan”), as applicable, Dr. Hicklin agreed to continue to work for Werewolf through December 31, 2026, (the “Retention Date”). Subject to a general release of claims (the “Release Requirement”), Dr. Hicklin became eligible to receive (i) a retention bonus of $316,284, paid in advance and earned on the Retention Date, subject to continued employment in good standing (with 100% repayment upon a voluntary resignation or a termination for cause, and no repayment required upon a termination without cause or due to death or disability), and (ii) an additional bonus of $316,284, paid in installments over the retention period, with any unpaid portion payable in a lump sum upon a termination without cause. The Retention Date is expected to occur prior to the Effective Time, and the retention and additional bonuses have been or are expected to be paid in full prior to, and without regard to, the Merger. In addition, pursuant to the August 25, 2026 amendment to the Hicklin Retention Agreement, and subject to a general release of claims, Dr. Hicklin became eligible to receive (i) an additional bonus of $118,606 (the “Extended Uplift Bonus”), payable in equal installments over the period from the date the release is signed through the end of the retention period, subject to his continued employment through each applicable payment date, with any unpaid portion payable in a lump sum if Werewolf terminates his employment without cause before the end of the retention period (and forfeited if he resigns or is terminated for cause before the Retention Date), and (ii) a one-time additional retention bonus of $174,000 (the “Additional Retention Bonus”), paid as an advance in the first regular payroll following execution of the amendment and the release and earned on the Retention Date, subject to his continued employment in good standing through the Retention Date, with 100% repayment required if he resigns or is terminated for cause before the Retention Date and no repayment required upon a termination without cause or due to death or disability. The Extended Uplift Bonus and the Additional Retention Bonus are expected to be paid in full prior to the Effective Time.
Subject to satisfaction of the Release Requirement and continued employment through the applicable Retention Date (or an earlier termination without cause), the vested Werewolf Options held by Dr. Hicklin have been or will be amended so that they remain exercisable until the final exercise date set forth in the applicable option grant documents.
Severance Benefits
On February 9, 2026, in connection with the 2026 Restructuring, Werewolf and each of Mr. Trost and Dr. Isaacs agreed that Mr. Trost and Dr. Isaacs would resign as Chief Financial Officer and Chief Medical Officer, as applicable, effective February 13, 2026.
Both Mr. Trost and Dr. Isaacs were entitled to severance benefits in accordance with their employment agreements upon execution of a separation agreement and general release of claims comprising (i) an amount equal to nine months base salary, and (ii) payment of the monthly employer COBRA premium for nine months. In addition, the separation agreements provide that the exercise period for stock options that are outstanding and vested as of the separation date will be extended from three months until the final exercise date, as such term is defined in the applicable option agreement.
In connection with their resignations, both Mr. Trost and Dr. Isaacs entered into consulting agreements with Werewolf, effective as of February 16, 2026, pursuant to which Mr. Trost and Dr. Isaacs are assisting with ensuring an orderly transition of their responsibilities and providing such other services determined and reasonably requested by Werewolf from time to time for a period of up to six months. Werewolf will pay each of Mr. Trost and Dr. Isaacs $250 per hour in exchange for the services they provide under the consulting agreements.
401(k) Plan
Werewolf maintains a defined contribution employee retirement plan for Werewolf’s employees, including Werewolf’s named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions and any qualified nonelective contributions made by Werewolf. Employee contributions are held and invested by the plan’s trustee as directed by participants. The 401(k) plan provides Werewolf with the discretion to match employee contributions. In 2025 and 2024, Werewolf matched 50% of each participant’s contribution up to a maximum of 6% of the participant’s eligible compensation paid during the period.
Other Policies, Procedures, or Considerations
Anti-Hedging and Pledging Policy. Werewolf’s insider trading policy expressly prohibits all of Werewolf’s employees, including Werewolf’s named executive officers, as well as Werewolf’s directors, family members and controlled entities from engaging in speculative transactions in Werewolf’s securities, including short sales, puts/calls, purchases of financial instruments that are designed to hedge or offset any decrease in the market value of Werewolf’s securities, and margin accounts or pledges.
Rule 10b5-1 Sales Plans. Werewolf’s directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of Werewolf Common Stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. It also is possible that the director or officer could amend the plan in certain circumstances when not in possession of material non-public information or terminate the plan. In addition, Werewolf’s directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material non-public information.

Clawback Policy. Werewolf has adopted a “clawback policy” to comply with Nasdaq listing standards which provides that, in the event that Werewolf is required to prepare an accounting restatement, Werewolf will attempt to recover from Werewolf’s current or former executive officers the pre-tax amount of incentive-based compensation in excess of what would have been paid to such executive officer after giving effect to the accounting restatement during the three completed fiscal years immediately preceding the earlier of (i) the date the Werewolf Board, or a committee of the Werewolf Board, or the officer or officers of Werewolf authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that Werewolf is required to prepare an accounting restatement, or (ii) the date a court, regulator, or other legally authorized body directs Werewolf to prepare an accounting restatement. For purposes of the policy, incentive-based compensation means any compensation that is granted, earned or vested based wholly or in part upon the attainment of any measures determined and presented in accordance with the accounting principles used in preparing Werewolf’s financial statements, and any measures that are derived wholly or in part from such measures (whether or not such measures are presented within Werewolf’s financial statements or included in a filing made with the SEC); stock price; and total stockholder return. If the incentive-based compensation is based on Werewolf’s stock price or total stockholder return and the amount of excess incentive-based compensation is not calculable directly from the information in an accounting restatement, the amount recovered will be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total stockholder return upon which the incentive-based compensation was received.
2025 Director Compensation
The table below shows all compensation to Werewolf’s non-employee directors during the year ended December 31, 2025.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Michael Atkins, M.D.	33,000	26,441(2)	52,500(3)	111,941
Meeta Chatterjee, Ph.D.	36,750	26,441(2)	—	63,191
Derek DiRocco, Ph.D.	22,999	—(4)	—	22,999
Luke Evnin, Ph.D.	62,250	26,441(2)	—	88,691
Alon Lazarus, Ph.D.	43,125	26,441(5)	—	69,566
Briggs Morrison, M.D.	30,000	26,441(2)	—	56,441
Michael Sherman, M.B.A.	45,000	26,441(2)	—	71,441
Anil Singhal, Ph.D.	29,118	66,205(2)	—	95,323

(1)
The amounts reported in the “Option Awards” column reflect the aggregate grant date fair value of stock-based compensation awarded during the year computed in accordance with the provisions of the Financial Accounting Standards Board ASC Topic 718. See Note 10 “Stock-based Compensation” to Werewolf’s Consolidated Financial Statements for the year ended December 31, 2025 included in this proxy statement/prospectus for information regarding assumptions underlying the valuation of equity awards. These amounts reflect the accounting cost for these stock options and do not reflect the actual economic value that may be realized by the director upon the exercise of the stock options or the sale of the Werewolf Common Stock underlying such stock options.

(2)
As of December 31, 2025, the aggregate number of shares of Werewolf Common Stock subject to outstanding option awards for each non-employee director serving during 2025 was as follows: Dr. Atkins, 68,723 shares; Dr. Chatterjee, 88,633 shares; Dr. Evnin, 92,500 shares; Dr. Morrison, 123,547 shares; Mr. Sherman, 92,500 shares; and Dr. Singhal, 62,358 shares.

(3)	Dr. Atkins received the amount reported in this column for service in 2025 on Werewolf’s Scientific Advisory Board.
(4)
Dr. DiRocco resigned from the Werewolf Board effective June 12, 2025. Upon his resignation, all outstanding option awards that had not yet vested were immediately forfeited. For any outstanding option awards which had vested as of June 12, 2025, Dr. DiRocco was entitled to exercise his rights with respect to such awards for a period of up to 90 days following June 12, 2025, at which point all remaining outstanding option awards were forfeited. Dr. DiRocco has no outstanding option awards as of December 31, 2025.

(5)
Dr. Lazarus passed away on September 30, 2025. Upon his death, all outstanding option awards that had not yet vested were immediately forfeited. For any outstanding option awards which had vested as of September 30, 2025, Dr. Lazarus’ designated beneficiary is entitled to exercise their rights with respect to such awards up until the first anniversary of September 30, 2025, at which point all remaining outstanding option awards will be forfeited. Dr. Lazarus’ designated beneficiary has 65,500 outstanding option awards as of December 31, 2025.

Dr. Hicklin, one of Werewolf’s directors who also serves as Werewolf’s president and chief executive officer, does not receive any additional compensation for his service as a director. Dr. Hicklin is one of Werewolf’s named executive officers and, accordingly, the compensation that Werewolf pays to Dr. Hicklin is discussed above under “—Summary Compensation Table for the Year Ended December 31, 2025” and “—Narrative Disclosure to Summary Compensation Table.”

The Werewolf Board has approved Werewolf’s Non-Employee Director Compensation Policy, which is designed to enable Werewolf to attract and retain, on a long-term basis, highly qualified non-employee directors. Under this director compensation program, Werewolf pays Werewolf’s non-employee directors a cash retainer for service on the Werewolf Board and for service on each committee on which the director is a member. The chair of the Werewolf Board and of each committee receive higher retainers for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment is prorated for any portion of such quarter that the director is not serving on the Werewolf Board. In conjunction with the strategic review process, the Werewolf Board determined to forego payment of fees for their service during the fourth quarter of 2025 and going forward until such time that the strategic review process is concluded with a satisfactory outcome, at the discretion of the compensation committee. During the year ended December 31, 2025, the fees paid to non-employee directors for service on the Werewolf Board and for service on each committee of the Werewolf Board on which the director is a member were as follows:

	Chair Fee ($)	Other Member Fee ($)
Board of Directors	52,500	30,000
Audit Committee	11,250	5,625
Compensation Committee	7,500	3,750
Nominating and Corporate Governance Committee	6,000	3,000

Werewolf also reimburses Werewolf’s non-employee directors for reasonable travel and other expenses incurred in connection with attending meetings of the Werewolf Board and any committee of the Werewolf Board on which they serve.
In addition, under Werewolf’s Non-Employee Director Compensation Policy, each non-employee director, upon his or her election or appointment to the Werewolf Board, receives an option to purchase a number of shares of Werewolf Common Stock under the Werewolf 2021 Plan. In 2025, the number of shares subject to this new director grant was 54,000. Each of these options vests with respect to one-third of such shares on the first anniversary of the grant date and thereafter in equal monthly installments until all shares are vested on the third anniversary of the grant date, subject to the non-employee director’s continued service as a director. Further, on the date of each annual meeting of stockholders, each non-employee director receives an option to purchase a number of shares of Werewolf Common Stock under the Werewolf 2021 Plan; provided that if any director is initially elected to the Werewolf Board in the twelve months preceding the annual meeting, the number of shares subject to the option will be pro-rated on a monthly basis for time in service (including partial months). In 2025, the number of shares subject to this annual grant was 27,000. Each of these options vests in full on the earlier of the first anniversary of the grant date and the next annual meeting of stockholders following the grant date, subject to the non-employee director’s continued service as a director. All options issued to Werewolf’s non-employee directors under Werewolf’s Non-Employee Director Compensation Policy will be issued at exercise prices equal to the fair market value of Werewolf Common Stock on the date of grant and will have a term of ten years. Upon a change of control of Werewolf any unvested options held by Werewolf’s non-employee directors will automatically vest.
The Werewolf compensation committee is responsible for reviewing the compensation of Werewolf’s non-employee directors periodically and recommends changes to the Werewolf Board when it deems appropriate. The compensation committee conducts this review through the assistance of the compensation committee’s external compensation consultant, although the compensation committee ultimately makes its own decision about these matters.

EXECUTIVE COMPENSATION OF AMBROS
Unless the context otherwise requires, references in this section to “we,” “us,” “our” and the “Company” refer to Ambros.
The following discussion contains forward-looking statements that are based on Ambros’ current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt following the completion of the Merger may differ materially from the programs as summarized in this discussion.
As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies” as such term is defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the year ended December 31, 2025 is detailed in the Summary Compensation Table for the Year Ended December 31, 2025 and accompanying footnotes and narrative that follow.
Ambros’ named executive officers for the fiscal year ended December 31, 2025, consisting of its current and former principal executive officers and the next two most highly compensated executive officers who were serving in such capacity as of December 31, 2025, were:
•	Joseph P. Hagan, Ambros’ Chief Executive Officer and member of the Ambros Board;
•	Gregory J. Flesher, Ambros’ former Chief Executive Officer;
•	Gail Cawkwell, M.D., Ph.D., Ambros’ Chief Medical Officer; and
•	Michael P. Cruse, Ambros’ former Chief Operating Officer.
Mr. Hagan and Dr. Cawkwell will serve as executive officers of the combined company upon the Closing.
Summary Compensation Table for the Year Ended December 31, 2025
The following table presents all of the compensation awarded to or earned by Ambros’ named executive officers during the year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation ($)	Total ($)
Joseph P. Hagan(3) Chief Executive Officer and Director	2025	46,442(4)	—	3,235,912	—	5,047(5)	3,287,401
Gregory J. Flesher(6) Former Chief Executive Officer	2025	—	—	—	—	965,000(7)	965,000
Gail Cawkwell, M.D., Ph.D.(8) Chief Medical Officer	2025	237,481(9)	90,000(10)	351,400	183,500	245,282(11)	1,107,663
Michael P. Cruse(12) Former Chief Operating Officer	2025	115,962(13)	269,230(14)	353,343	167,667	140,000(15)	1,046,202

(1)
The amounts reported in this column represent the aggregate grant date fair value of the options granted to each named executive officer in 2025, as calculated in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating the grant date fair value of these options are set forth in Note 2 to Ambros’ audited financial statements and notes appearing elsewhere in this proxy statement/prospectus.

(2)	The amounts reported in this column represent performance bonuses earned in 2025 and paid in January 2026.
(3)	Mr. Hagan joined Ambros in December 2025.
(4)	Represents the prorated amount of Mr. Hagan’s annual salary for 2025 based on the portion of the year he was employed in 2025. His annualized base salary for 2025 was $575,000.
(5)	Consists of (i) $5,000 for reimbursement of legal expenses incurred in the negotiation of Mr. Hagan’s employment agreement and (ii) $47 of life insurance premiums.
(6)	Mr. Flesher served as a consultant to Ambros from October 2024 until April 2026.
(7)
Consists of an aggregate of (i) $315,000 in monthly consulting fee payments, (ii) a lump sum cash payment of $325,000 in connection with the July 2025 amendment of Mr. Flesher’s consulting agreement and (iii) a lump sum cash payment of $325,000 in connection with the initial tranche of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing, in each case that Mr. Flesher received under his prior consulting agreement, as described below under the subsection entitled “—Agreements With Ambros’ Named Executive Officers—Gregory J. Flesher.”

(8)	Dr. Cawkwell joined Ambros as an employee in July 2025. Dr. Cawkwell served as a consultant to Ambros (through her affiliated entity, Gail Cawkwell Consulting LLC) from October 2024 until July 2025.
(9)	Represents the prorated amount of Dr. Cawkwell’s annual salary for 2025 based on the portion of the year she was employed in 2025. Her annualized base salary for 2025 was $485,000.
(10)
This amount represents the one-time bonus that Dr. Cawkwell received under her employment agreement, as described below under the subsection entitled “—Agreements With Ambros’ Named Executive Officers—Gail Cawkwell, M.D., Ph.D.”

(11)
Consists of (i) $245,000 in consulting fee payments for consulting services under her prior consulting agreement, as described below under the subsection entitled “—Agreements With Ambros’ Named Executive Officers—Gail Cawkwell, M.D., Ph.D.” and (ii) $282 of life insurance premiums.

(12)
Mr. Cruse served as a consultant to Ambros from October 2024 until September 2025, served as an employee of Ambros from September 2025 until May 2026 and served as a consultant to Ambros from June 2026 to September 2026.

(13)	Represents the prorated amount of Mr. Cruse’s annual salary for 2025 based on the portion of the year he was employed in 2025. His annualized base salary for 2025 was $450,000.
(14)
This amount represents the one-time bonus that Mr. Cruse received under his prior employment agreement, as described below under the subsection entitled “—Agreements With Ambros’ Named Executive Officers—Michael P. Cruse.”

(15)
Consists of monthly consulting fee payments for consulting services under his prior consulting agreement, as described below under the subsection entitled “—Agreements With Ambros’ Named Executive Officers—Michael P. Cruse.”

Narrative Disclosure to Summary Compensation Table
Annual Base Salary
The compensation of Ambros’ named executive officers is generally determined and approved by the Ambros Board. The 2025 annual base salary rates for Ambros’ named executive officers are set forth in the table below.

Name	2025 Base Salary ($)
Joseph P. Hagan	575,000
Gregory J. Flesher	—
Gail Cawkwell, M.D., Ph.D.	485,000
Michael P. Cruse	450,000

Non-Equity Incentive Plan Compensation
Ambros seeks to motivate and reward its executives for achievements relative to Ambros’ corporate and/or individual performance goals for each fiscal year. Each of Ambros’ named executive officers (other than Messrs. Cruse and Flesher and, with respect to Mr. Hagan, beginning as of January 1, 2026) is eligible to receive an annual cash bonus based on the actual achievement of certain corporate and/or individual performance goals that are determined in the sole discretion of the Ambros Board or a committee thereof, and subject to such executive officer’s continuous performance of services to Ambros through the applicable bonus payment date.
Each named executive officer is assigned a target bonus expressed as a percentage of his or her annual base salary. The target bonus amounts for (i) Dr. Cawkwell and Mr. Cruse for 2025 were each set at 40% and (ii) Mr. Hagan and Dr. Cawkwell for 2026 were set at 50% and 40%, respectively. For purposes of the 2025 bonus determination, the Ambros Board based the target amount off Dr. Cawkwell’s and Mr. Cruse’s respective aggregate 2025 salary and consulting fee payments. The Ambros Board (or applicable committee) exercises its discretion in determining the extent of achievement of the performance goals. For 2025, the Ambros Board took into account the following considerations and achievements:
•	The establishment of key corporate infrastructure and operational functions;
•	Advancement of Ambros’ neridronate development program;
•	Identification of certain intellectual property opportunities; and
•	Completion of a significant financing and corresponding extension of Ambros’ cash runway.
In December 2025, the Ambros Board determined that these 2025 corporate goals were achieved at a 100% level of achievement and, as a result, approved annual performance bonuses for Dr. Cawkwell and Mr. Cruse in the amounts of $183,500 and $167,667, respectively, as reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table for the Year Ended December 31, 2025 above.

Equity-Based Incentive Awards
Ambros’ equity-based incentive awards are designed to align Ambros’ interests and those of Ambros’ stockholders with those of Ambros’ employees, including Ambros’ named executive officers. The Ambros Board or an authorized committee thereof is responsible for approving equity grants.
To date, Ambros has granted stock options and restricted stock awards pursuant to the Ambros 2024 Plan to certain of its service providers. The terms of the Ambros 2024 Plan are described below under the subsection entitled “—Equity Plan—2024 Equity Incentive Plan.” All options are granted with an exercise price per share that is no less than the fair market value of Ambros Common Stock on the date of grant of such award, in the case of grants made prior to the date hereof as determined by the Ambros Board based on an independent third-party valuation.
In December 2025, the Ambros Board granted Mr. Hagan, Dr. Cawkwell and Mr. Cruse options to purchase 2,250,000, 250,000 and 250,000 shares of Ambros Common Stock, respectively, each at an exercise price equal to $1.84 per share, with the options vesting as follows: one-fourth of the total shares vest on December 3, 2026 for Mr. Hagan, July 1, 2026 for Dr. Cawkwell and September 30, 2026 for Mr. Cruse, and one-forty-eighth of the total shares shall vest monthly commencing on December 3, 2026 for Mr. Hagan, July 1, 2026 for Dr. Cawkwell and September 30, 2026 for Mr. Cruse, in each case generally subject to the applicable executive’s continued service to Ambros. In connection with Mr. Cruse’s employment termination with Ambros, the vesting of Mr. Cruse’s option ceased and the vesting of a portion of Mr. Cruse’s option was accelerated, each pursuant to the Cruse Separation Agreement (as defined below) as described in more detail below under the subsection entitled “—Agreements With Ambros’ Named Executive Officers—Michael P. Cruse.”
The terms of these awards are further described under the subsection entitled “—Outstanding Equity Awards as of December 31, 2025” below.
Outstanding Equity Awards as of December 31, 2025
The following table presents the outstanding equity incentive plan awards held by each named executive officer as of December 31, 2025.

			Option Awards				Stock Awards
Name	Grant Date(1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price Per Share ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)
Joseph P. Hagan	12/10/2025	12/3/2025	—	2,250,000(2)	$1.84	12/9/2035	—	—
Gregory J. Flesher	—	—	—	—	—	—	—	—
Gail Cawkwell, M.D., Ph.D.	12/10/2025	7/1/2025	—	250,000(2)	$1.84	12/9/2035	—	—
	10/7/2024	10/7/2024	—	—	—	—	141,667(3)	260,667(4)
Michael P. Cruse	12/10/2025	9/30/2025	—	250,000(5)	$1.84	12/9/2035	—	—
	10/7/2024	10/7/2024	—	—	—	—	141,667(6)	260,667(4)

(1)	All equity awards listed in this table were granted pursuant to the Ambros 2024 Plan, the terms of which are described below under the subsection entitled “—Equity Plan—2024 Equity Incentive Plan.”
(2)
1/4th of the total shares subject to these respective options will vest one year after the vesting commencement date (December 3, 2025 for Mr. Hagan and July 1, 2025 for Dr. Cawkwell), and thereafter 1/48th of the shares subject to the option will vest on each monthly anniversary thereof, generally subject to continuous service through each such date. As of December 31, 2025, no shares had vested. These options are subject to vesting acceleration, as described in more detail below under the subsection entitled “—Potential Payments Upon Termination or Change of Control.”

(3)
1/4th of the total shares subject to this restricted stock award vested on October 7, 2025, and thereafter 1/48th of the total shares subject to this restricted stock award vest on each monthly anniversary commencing from October 7, 2025, generally subject to continuous service through each such date. As of December 31, 2025, 58,333 shares had vested. This restricted stock award is subject to vesting acceleration, as described in more detail below under the subsection entitled “—Potential Payments Upon Termination or Change of Control.”

(4)
This amount reflects the fair market value of Ambros Common Stock of $1.84 per share as of September 30, 2025 (the determination of the fair market value by the Ambros Board as of the most proximate date) multiplied by the amount shown in the column “Stock Awards – Number of Shares of Stock That Have Not Vested (#).”

(5)	1/4th of the total shares subject to this option were to vest one year after the vesting commencement date (September 30, 2025), and thereafter

1/48th of the shares subject to the option were to vest on each monthly anniversary thereof, generally subject to continuous service through each such date. As of December 31, 2025, no shares had vested. In connection with Mr. Cruse’s employment termination, the vesting of this option ceased and the vesting of a portion of this option was accelerated, each pursuant to the Cruse Separation Agreement as described in more detail below under the subsections entitled “—Agreements With Ambros’ Named Executive Officers—Michael P. Cruse” and “—Potential Payments Upon Termination or Change of Control.”
(6)
1/4th of the total shares subject to this restricted stock award vested on October 7, 2025, and thereafter 1/48th of the total shares subject to this restricted stock award were to vest on each monthly anniversary commencing from October 7, 2025, generally subject to continuous service through each such date. As of December 31, 2025, 58,333 shares had vested. In connection with Mr. Cruse’s employment termination, the vesting of this restricted stock award ceased and the vesting of a portion of this restricted stock award was accelerated, each pursuant to the Cruse Separation Agreement as described in more detail below under the subsections entitled “—Agreements With Ambros’ Named Executive Officers—Michael P. Cruse” and “—Potential Payments Upon Termination or Change of Control.”

Agreements With Ambros’ Named Executive Officers
Ambros has employment agreements with each of its named executive officers (other than Messrs. Cruse and Flesher) and previously had an employment agreement and a consulting agreement with Mr. Cruse and a consulting agreement with Mr. Flesher. The material terms of each of these agreements are described below. The employment of each of Ambros’ named executive officers (other than Messrs. Cruse and Flesher) is “at will” and may be terminated at any time.
Joseph P. Hagan
Effective as of December 3, 2025, Ambros entered into an employment agreement with Joseph P. Hagan in connection with his services as Ambros’ Chief Executive Officer (the “Hagan Agreement”). Under the Hagan Agreement, Mr. Hagan’s initial annual base salary is $575,000, which annual base salary may be reviewed and adjusted by Ambros from time to time. The Hagan Agreement also provides that, beginning as of January 1, 2026, Mr. Hagan is eligible to receive a discretionary annual cash bonus with a target amount of 50% of his then-current base salary, based upon the actual achievement of certain corporate and/or individual performance goals as determined in the sole discretion of the Ambros Board or a committee thereof and subject to Mr. Hagan’s continuous performance of services to Ambros through the applicable bonus payment date. In connection with the Hagan Agreement, in December 2025, Mr. Hagan was granted a stock option to purchase 2,250,000 shares of Ambros Common Stock, 25% of which will vest on the first anniversary of December 3, 2025, with the remaining 75% vesting ratably on a monthly basis thereafter.
Mr. Hagan is also eligible to receive a special performance bonus (the “Special Performance Bonus”) in the event that during Mr. Hagan’s continued service to Ambros: (a) Ambros closes a change in control (as defined in the Ambros 2024 Plan) in which the net proceeds equal or exceed $1,000,000,000 (a “Qualifying Change in Control”); (b) Ambros’ market value equals or exceeds $1,000,000,000 following an initial public offering or direct listing of Ambros (a “Qualifying Market Cap”) utilizing the volume-weighted average of the closing sale price of Ambros Common Stock (“VWAP”) for each of the 60 trading days immediately prior to the measurement date (the “VWAP Period”), as reported on the Nasdaq Stock Market or other principal stock exchange on which Ambros Common Stock is then traded or (c) Ambros closes a bona fide equity financing before an initial public offering that results in a post-money valuation of Ambros of at least $1,000,000,000 on a fully diluted basis (a “Qualifying Equity Financing”). The Special Performance Bonus will be paid in cash or securities or a combination of both, as determined by the Ambros Board in its sole discretion, and will be in an amount equal to (a) 0.75% of the net proceeds in the event of a Qualifying Change in Control, (b) 0.75% of the fully-diluted pre-money valuation of Ambros in the event of a Qualifying Equity Financing or (c) 0.75% of Ambros’ market value (calculated utilizing the VWAP for the VWAP Period) on the date of the occurrence of a Qualifying Market Cap. Any cash that is paid to Mr. Hagan in full or partial satisfaction of the Special Performance Bonus will be paid in its entirety upon or as soon as practicable following the occurrence of the applicable event (but in no event longer than 15 days following the occurrence of the applicable event). Any securities that are issued to Mr. Hagan in full or partial satisfaction of the Special Performance Bonus will be issued in two equal installments, the first of which will be issued upon or as soon as practicable following the occurrence of the applicable event (but in no event longer than 15 days following the occurrence of the applicable event), and the second of which will be issued on the first anniversary of the occurrence of the applicable event, subject to Mr. Hagan remaining in continuous service as of such first anniversary. The Ambros Board may also determine in its sole discretion (but shall not be obligated) to award an appropriate bonus to Mr. Hagan upon the occurrence of a change in control that does not constitute a Qualifying Change in Control.
The Hagan Agreement provides for certain severance benefits to be paid in the event of a termination under certain circumstances, which are described below under the subsection entitled “—Potential Payments Upon Termination or Change of Control.”

Gregory J. Flesher
On October 7, 2024, Ambros entered into a consulting agreement with Gregory J. Flesher, which was amended effective July 24, 2025 and March 1, 2026 (the “Flesher Agreement”), pursuant to which Mr. Flesher provided consulting services to Ambros until April 15, 2026. In connection with the Flesher Agreement, (a) in October 2024, Ambros issued 800,000 shares of restricted Ambros Common Stock to Mr. Flesher (600,000 shares of which were forfeited back to Ambros for no consideration in July 2025 in connection with the July 2025 amendment) pursuant to a restricted stock award agreement under the Ambros 2024 Plan at a purchase price of $0.00001 per share, and the remaining 200,000 shares of restricted Ambros Common Stock became fully vested on October 7, 2025, (b) in July 2025, Ambros paid Mr. Flesher a lump sum cash payment of $325,000 in connection with the July 2025 amendment, (c) Ambros paid Mr. Flesher (1) a monthly consulting fee of $45,000 for services performed from June 2025 through February 2026 and (2) an hourly consulting fee of $400 for services performed from March 2026 until the Flesher Agreement terminated in April 2026, (d) in October 2025, Ambros paid Mr. Flesher a lump sum cash payment of $325,000 in connection with the initial tranche of the Ambros Series A-1/A-2 Convertible Preferred Stock financing and (e) in March 2026, Ambros paid Mr. Flesher a lump sum cash payment of $325,000 in connection with the issuance of a notice of allowance for a certain patent application.
Gail Cawkwell, M.D., Ph.D.
On September 30, 2025, Ambros entered into an employment agreement with Gail Cawkwell, M.D., Ph.D. in connection with her continued services as Ambros’ Chief Medical Officer (the “Cawkwell Agreement”). Under the Cawkwell Agreement, Dr. Cawkwell’s initial annual base salary is $485,000, which annual base salary may be reviewed and adjusted by Ambros from time to time. The Cawkwell Agreement also provides that Dr. Cawkwell is eligible to receive a discretionary annual cash bonus with a target amount of 40% of her then-current base salary, based upon the actual achievement of certain corporate and/or individual performance goals that are determined in the sole discretion of the Ambros Board or a committee thereof and subject to Dr. Cawkwell’s continuous performance of services to Ambros through the applicable bonus payment date.
Under the Cawkwell Agreement, in or around October 2025, Dr. Cawkwell earned and received a one-time retention bonus in the amount of $90,000, subject to her continued employment through the applicable retention bonus payment date.
The Cawkwell Agreement provides for certain severance benefits to be paid in the event of a termination under certain circumstances, which are described below under the subsection entitled “—Potential Payments Upon Termination or Change of Control.”
Dr. Cawkwell previously served as a consultant to Ambros (through her affiliated entity, Gail Cawkwell Consulting LLC) pursuant to a consulting agreement dated October 7, 2024, which was amended on January 15, 2025 (the “Cawkwell Consulting Agreement”). Pursuant to the Cawkwell Consulting Agreement, which was terminated by Dr. Cawkwell and Ambros effective as of July 1, 2025, (a) in October 2024, Ambros issued 200,000 shares of restricted Ambros Common Stock to Dr. Cawkwell pursuant to a restricted stock award agreement under the Ambros 2024 Plan at a purchase price of $0.00001 per share, 25% of which vested on October 7, 2025, with the remaining 75% vesting ratably on a monthly basis over the three years thereafter, generally subject to continued service (including by reason of her continued service as an Ambros employee) and (b) Ambros paid Dr. Cawkwell a monthly consulting fee for services performed of (i) $25,000 from October 2024 until January 2025 and (ii) $40,000 from January 2025 until July 2025.
Michael P. Cruse
On September 30, 2025, Ambros entered into an employment agreement with Michael P. Cruse in connection with his prior services as Ambros’ Chief Operating Officer (the “Cruse Employment Agreement”). Under the Cruse Employment Agreement, Mr. Cruse’s initial annual base salary was $450,000, which annual base salary could be reviewed and adjusted by us from time to time. The Cruse Employment Agreement also provided that Mr. Cruse was eligible to receive a discretionary annual cash bonus with a target amount of 40% of his then-current base salary, based upon the actual achievement of certain corporate and/or individual performance goals that were to be determined in the sole discretion of the Ambros Board or a committee thereof, and subject to Mr. Cruse’s continuous performance of services to Ambros through the applicable bonus payment date.
Under the Cruse Employment Agreement, in October 2025, Mr. Cruse received a one-time signing bonus in the amount of $269,230.

The Cruse Employment Agreement provided for certain severance benefits to be paid in the event of a termination under certain circumstances, which are described below under the subsection entitled “—Potential Payments Upon Termination or Change of Control.”
Mr. Cruse previously served as a consultant to Ambros pursuant to a consulting agreement dated October 7, 2024 (the “Cruse Consulting Agreement”). Pursuant to the Cruse Consulting Agreement, which was terminated by Mr. Cruse and Ambros effective as of September 30, 2025, (a) in October 2024, Ambros issued 200,000 shares of restricted Ambros Common Stock to Mr. Cruse pursuant to a restricted stock award agreement under the Ambros 2024 Plan at a purchase price of $0.00001 per share, 25% of which vested on October 7, 2025, with the remaining 75% vesting ratably on a monthly basis over the three years thereafter, generally subject to continued service (including by reason of his continued service as an Ambros employee) and (b) Ambros paid Mr. Cruse a monthly consulting fee of $35,000 for services performed from June 2025 through September 2025.
Mr. Cruse’s employment with Ambros terminated on May 31, 2026 (the “Cruse Separation Date”) and in connection therewith, Ambros entered into a separation agreement with Mr. Cruse, which was amended effective as of July 23, 2026 (the “Cruse Separation Agreement”). Pursuant to the Cruse Separation Agreement and in connection with Mr. Cruse’s execution of a standard release of claims in favor of Ambros and other customary covenants, Ambros (a) (i) paid to Mr. Cruse in June 2026 a lump sum cash payment equal to $472,500 which is the sum of (1) nine months of Mr. Cruse’s base salary in effect as of the Cruse Separation Date and (2) 75% of Mr. Cruse’s target annual bonus as of the Cruse Separation Date, (ii) has agreed to reimburse Mr. Cruse’s full COBRA premiums to continue his COBRA coverage (including coverage for eligible dependents, if applicable) in effect for Mr. Cruse (and his eligible dependents, if applicable) for up to 12 months following the Cruse Separation Date, (iii) accelerated the vesting of Mr. Cruse’s equity awards as if he had completed an additional nine months of service with Ambros following the Cruse Separation Date and (b) has engaged Mr. Cruse as a consultant until September 30, 2026 (the “Cruse Consulting Period”); provided that the vesting of Mr. Cruse’s equity awards will cease as of the Cruse Separation Date. As consideration for his consulting services, Mr. Cruse (i) will receive cash compensation at the rate of $450 per hour and (ii) shall be deemed to be in continuous service to Ambros until the end of the Cruse Consulting Period such that the post-termination exercise period applicable to Mr. Cruse’s option will not commence until such date.
Potential Payments Upon Termination or Change of Control
For Mr. Hagan, upon a termination without “cause” or resignation for “good reason” (each as defined in Mr. Hagan’s employment agreement), subject to Mr. Hagan’s execution of a general release of claims, Ambros will provide the following severance benefits: (a) a lump sum cash payment equal to the sum of (i) 12 months of Mr. Hagan’s base salary in effect on the termination date plus (ii) 100% of Mr. Hagan’s target bonus for the year in which Mr. Hagan’s termination occurs, (b) the issuance of any remaining installment of securities issuable in full or partial satisfaction of the Special Performance Bonus that have not been issued as of such termination, (c) upon timely election of continued coverage under COBRA, Ambros’ reimbursement of the cost of COBRA premiums for up to 18 months following termination of Mr. Hagan’s employment, and (d) 12 months of accelerated vesting of all outstanding equity awards that are subject to time-based vesting, measured from the date of termination (for the avoidance of doubt, exclusive of the Special Performance Bonus). If such termination or resignation occurs within three months preceding or 12 months immediately following a change in control (as defined in the Ambros 2024 Plan), then, subject to Mr. Hagan’s execution of a general release of claims, Ambros will instead provide the following severance benefits: (a) a lump sum cash payment equal to the sum of (i) 24 months of Mr. Hagan’s base salary in effect on the termination date plus (ii) 200% of Mr. Hagan’s target bonus for the year in which Mr. Hagan’s termination occurs, (b) the issuance of any remaining installment of securities issuable in full or partial satisfaction of the Special Performance Bonus that have not been issued as of such termination, (c) upon timely election of continued coverage under COBRA, Ambros’ reimbursement of the cost of COBRA premiums for up to 18 months following termination of Mr. Hagan’s employment, and (d) 100% accelerated vesting of all outstanding equity awards that are subject to time-based or performance-based vesting (for the avoidance of doubt, exclusive of the Special Performance Bonus). In any event, in the event a Qualifying Change in Control occurs on or prior to the three-month anniversary of the date of such a termination, Ambros will pay and/or issue to Mr. Hagan the applicable Special Performance Bonus in a lump sum upon or as soon as practicable following the occurrence of the Qualifying Change in Control (but in no event longer than 15 days following the occurrence of the Qualifying Change in Control).
For each of Dr. Cawkwell and Mr. Cruse (with respect to Mr. Cruse, reflecting the benefits to which Mr. Cruse was entitled prior to the termination of his employment), upon a termination without “cause” or resignation for “good reason” (each as defined in the executive’s employment agreement), subject to the executive’s execution of a general release of claims, Ambros will provide the following severance benefits: (a) a lump sum cash payment equal to the sum of (i) nine months of the executive’s base salary in effect on the termination date plus (ii) 75% of the executive’s target bonus for the year in which the executive’s termination occurs, (b) upon timely election of continued coverage under COBRA, Ambros’ reimbursement of the cost of COBRA premiums for up to 12 months following termination of the executive’s employment, and (c) nine months of accelerated vesting of all outstanding equity awards that are subject to time-based vesting, measured from the date of termination. For each of Dr. Cawkwell and Mr. Cruse, if such termination or resignation occurs within three months preceding or 12 months immediately following a change in control (as defined in the Ambros 2024 Plan), then, subject to the executive’s execution of a general release of claims, Ambros will instead provide the following severance benefits: (a) a lump sum cash payment equal to the sum of (i) 12 months of the executive’s base salary in effect on the termination date plus (ii) 100% of the executive’s target bonus for the year in which the executive’s termination occurs, (b) upon timely election of continued coverage under COBRA, Ambros’ reimbursement of the cost of COBRA premiums for up to 18 months following termination of the executive’s employment, and (c) 100% accelerated vesting of all outstanding equity awards that are subject to time-based or performance-based vesting.
For each of Mr. Hagan, Dr. Cawkwell and Mr. Cruse, if the payments and benefits to which they are entitled are subject to the “golden parachute” excise tax, the payments will be reduced to the extent doing so would cause the executive to retain a greater amount on an after-tax basis.
Other Compensation and Benefits
All of Ambros’ current named executive officers (other than Messrs. Cruse and Flesher) are eligible to participate in Ambros’ employee benefit plans, including medical, dental, vision, short- and long-term disability, health savings and flexible spending accounts, and life and accidental death and dismemberment insurance plans, in each case on the same basis as all of Ambros’ other employees. Ambros pays a portion of the premiums for the medical, dental and vision insurance, and the full premiums for life and accidental death and dismemberment insurance for all its employees, including its named executive officers (other than Messrs. Cruse and Flesher). Ambros generally does not provide perquisites or personal benefits to its named executive officers. In addition, Ambros provides the opportunity to participate in a 401(k) plan to its employees, including each of its named executive officers (other than Messrs. Cruse and Flesher), as discussed in the subsection entitled “—401(k) Plan” below.
401(k) Plan
Ambros’ current named executive officers (other than Messrs. Cruse and Flesher) are eligible to participate in a defined contribution retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (“Roth”) basis, up to the statutorily prescribed annual limits on contributions under the Code, with an annual match of up to 3.5% (100% on the first 1% and 50% on the next 5%) of the employee’s contribution for up to 6% of such employee’s compensation. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Ambros’ 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. The Ambros Board may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in Ambros’ best interests.
Clawback Policy
Following the Merger, Ambros expects the combined company to adopt a new compensation recovery policy that is compliant with the Nasdaq Listing Rules, as required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act.
Equity Plan
Ambros believes that its ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of Ambros’ employees, consultants and directors with the financial interests of Ambros’ stockholders. In addition, Ambros believes that its ability to grant options and other equity-based awards helps

Ambros to attract, retain and motivate employees, consultants and directors, and encourages them to devote their best efforts to Ambros’ business and financial success. The principal features of the Ambros 2024 Plan are summarized below. This summary is qualified in its entirety by reference to the actual text of the Ambros 2024 Plan, which is filed as an exhibit to this proxy statement/prospectus.
2024 Equity Incentive Plan
The Ambros 2024 Plan was adopted by the Ambros Board on September 9, 2024 and approved by Ambros’ stockholders on September 9, 2024. The Ambros 2024 Plan was most recently amended effective as of August 5, 2026. The Ambros 2024 Plan and each outstanding award thereunder will be assumed by Werewolf in connection with the Merger. As further described under the subsection entitled “Proposal No. 7—The Equity Incentive Plan Proposal,” if the 2026 Plan is approved by Werewolf stockholders and the Merger is consummated, no further awards will be granted under the Ambros 2024 Plan.
Authorized Shares. Subject to certain capitalization adjustments, the aggregate number of shares of Ambros Common Stock that may be issued pursuant to awards under the Ambros 2024 Plan is 7,660,768 shares, of which, as of [  ], 2026, options to purchase [  ] shares had been exercised; options to purchase [  ] shares remained outstanding, with a weighted-average exercise price of $[  ] per share; and [  ] shares of restricted stock were issued and outstanding.
Awards. The Ambros 2024 Plan provides for the grant of ISOs to Ambros’ employees and Ambros’ parent and subsidiary corporations’ employees, and for the grant of NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to Ambros’ employees, directors and consultants and any of Ambros’ affiliates’ employees and consultants. To date, Ambros has only granted stock options and restricted stock and, accordingly, the below summary does not describe other awards that could be granted under the Ambros 2024 Plan.
Plan Administration. The Ambros Board administers the Ambros 2024 Plan; however, in the past, the Ambros Board has delegated to Ambros’ Chief Executive Officer the authority to grant stock awards to certain non-executive officers in accordance with guidelines established by the Ambros Board. In this summary of the Ambros 2024 Plan, the Ambros Board is sometimes referred to as the administrator.
The administrator has the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of Ambros Common Stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award. Under the Ambros 2024 Plan, the administrator also generally has the authority to effect, with the consent of any adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding stock award; (ii) the cancellation of any outstanding stock award and the grant in substitution therefor of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.
Stock Options. The Ambros 2024 Plan allows for the grant of options, with terms as generally determined by the administrator (in accordance with the Ambros 2024 Plan) and set forth in an award agreement. However, the per share exercise price of an option generally cannot be less than 100% of the fair market value of a share of Ambros Common Stock on the date of grant, and an option may not have a term exceeding ten years. In addition, no ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power or value of all classes of capital stock of Ambros or of any parent or subsidiary of Ambros unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the option does not have a term exceeding five years. The aggregate fair market value, determined at the time of grant, of the shares of Ambros Common Stock subject to ISOs that are exercisable for the first time by a participant during any calendar year under all stock plans of Ambros or any parent or subsidiary of Ambros may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. An option vests based on the satisfaction of the vesting conditions specified in the award agreement.
After a participant’s service relationship with Ambros terminates, the participant will be able to exercise the vested portion of the participant’s option for the period of time stated in the participant’s award agreement. In the absence of a specified time in the award agreement, the option will be immediately forfeited upon a termination for cause, and the vested portion of the option will remain exercisable (i) if such termination is for any reason other than for cause, due to the participant’s disability, or due to the participant’s death, for three months following the date of such termination, (ii) if such termination is due to the participant’s disability, for 12 months following the date of such termination, (iii) if such termination is due to the participant’s death, for 18 months following the date of such termination, or (iv) if such death occurs following the date of such termination but during the period such award is otherwise exercisable, for 18 months following the date of the participant’s death. However, an option may not be exercised later than the expiration of its term.
Restricted Stock Awards. The Ambros 2024 Plan allows for the grant of restricted stock awards. Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to Ambros, or any other form of legal consideration that may be acceptable to the Ambros Board and permissible under applicable law. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with Ambros ends for any reason, Ambros may receive any or all of the shares of Ambros Common Stock held by the participant that have not vested as of the date the participant terminates service with Ambros through a forfeiture condition or a repurchase right.
Changes to Capital Structure. In the event there is a specified type of change in Ambros’ capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the Ambros 2024 Plan, (ii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iii) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.
Corporate Transaction. The Ambros 2024 Plan provides that in the event of a corporate transaction (as defined in the Ambros 2024 Plan), unless otherwise provided in an award agreement or other written agreement between Ambros and the participant, the administrator may take one or more of the following actions with respect to outstanding stock awards:
•	arrange for the assumption, continuation, or substitution of a stock award by the surviving or acquiring corporation or its parent company;
•	arrange for the assignment of any reacquisition or repurchase rights held by Ambros to the surviving or acquiring corporation or its parent company;
•
accelerate the vesting, in whole or in part, of the stock award and, if applicable, the time at which the stock award may be exercised, to a date prior to the effective time of the corporate transaction and provide for its termination if not exercised (if applicable) at or prior to the effective time of the corporate transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by Ambros;
•
cancel the stock award, to the extent not vested or not exercised prior to the effective time of the corporate transaction, in exchange for such cash consideration, if any, as the administrator deems appropriate; and

•
make a payment, in such form as determined by the administrator, equal to the excess, if any, of the value of the property the participant would have received upon the exercise of the stock award immediately prior to the effective time of the corporate transaction over any exercise price payable by the holder in connection with such exercise.

The administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to treat all participants in the same manner.
Change in Control. Stock awards granted under the Ambros 2024 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the Ambros 2024 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between Ambros or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur, though the administrator may accelerate the vesting of awards at any time.
Plan Amendment or Termination. The Ambros Board has the authority to amend, suspend, or terminate the Ambros 2024 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of Ambros’ stockholders. As noted above, if the 2026 Plan is approved by Werewolf stockholders and the Merger is consummated, no further awards will be granted under the Ambros 2024 Plan.

DIRECTOR COMPENSATION OF AMBROS
Unless the context otherwise requires, references in this section to “we,” “us,” “our” and the “Company” refer to Ambros.
Ambros has historically not paid cash, equity or other compensation to any of its directors who are also its employees for service on the Ambros Board, and, except as set forth below, Ambros has not historically paid cash, equity or other compensation to its non-employee directors for service on the Ambros Board.
Each of Joseph P. Hagan, Ambros’ Chief Executive Officer, and Keith A. Katkin, Ambros’ Chairperson of the Board, served as a director and executive officer of Ambros during the year ended December 31, 2025, and neither individual received any additional compensation for his service provided as a director of Ambros during the year ended December 31, 2025. Gregory J. Flesher, Ambros’ former Chief Executive Officer, served as a director from September 2025 until December 2025 but did not receive any additional compensation for his service provided as a director during the year ended December 31, 2025. Each of Prisca Di Martino, Trit Garg, M.D., Matthew Hammond, Ph.D., and Vivek Ramaswamy served as a non-employee director of Ambros during the year ended December 31, 2025, and none of such individuals received any compensation for their service provided as a non-employee director during the year ended December 31, 2025.
The compensation earned by or paid to Mr. Hagan and Mr. Flesher as Ambros’ named executive officers for the year ended December 31, 2025 is set forth in this proxy statement/prospectus under the section entitled “Executive Compensation of Ambros—Summary Compensation Table for the Year Ended December 31, 2025.” In connection with his services as an employee of Ambros in the role of Executive Chair, during the year ended December 31, 2025, Mr. Katkin (i) earned $64,423 in cash salary payments and (ii) in December 2025, was granted an option to purchase 450,000 shares of Ambros Common Stock at an exercise price equal to $1.84 per share, with the option vesting as follows: one-fourth of the total shares vest on September 30, 2026 and one-forty-eighth of the total shares shall vest monthly commencing on September 30, 2026, subject to Mr. Katkin’s continued service to Ambros.
In March 2026, Ambros entered into an Amended and Restated Chairperson of the Board Offer Letter with Mr. Katkin, amending and restating his prior Executive Chair Offer Letter, dated September 30, 2025. Pursuant to his amended and restated agreement, Mr. Katkin serves as an employee of Ambros in an executive capacity performing the duties of Chairperson of the Board. Pursuant to his amended and restated agreement, Mr. Katkin is entitled to a base salary of $250,000. In addition, Mr. Katkin’s amended and restated agreement provides that upon Mr. Katkin’s termination without “cause” or resignation for “good reason” (each as defined in the Ambros 2024 Plan), Mr. Katkin will be entitled to 12 months of accelerated vesting of all outstanding equity awards that are subject to time-based vesting, measured from the date of termination. If such termination or resignation occurs within three months preceding or 12 months immediately following a change in control (as defined in the Ambros 2024 Plan), then, Mr. Katkin will instead be entitled to 100% accelerated vesting of all outstanding equity awards that are subject to time-based or performance-based vesting.
As of December 31, 2025, Mr. Katkin was the only director (other than Mr. Hagan) who held outstanding equity awards. As of such date, Mr. Katkin held an option to purchase 450,000 shares of Ambros Common Stock and a restricted stock award originally covering 400,000 shares of Ambros Common Stock, 283,334 shares of which remained unvested as of December 31, 2025. Mr. Hagan’s outstanding equity awards as of December 31, 2025 are described in this proxy statement/prospectus under the section entitled “Executive Compensation of Ambros—Outstanding Equity Awards as of December 31, 2025.”
In August 2026, Ambros entered into a letter agreement with John Jacobs, one of Ambros’ non-employee directors, confirming his appointment as a member of the Ambros Board. Pursuant to his agreement, Mr. Jacobs (i) is entitled to annual cash compensation of $40,000 and (ii) was granted a stock option to purchase an aggregate of 50,000 shares of Ambros Common Stock under the Ambros 2024 Plan. The option was granted with an exercise price of $4.13 per share and vests in a series of 48 successive equal monthly installments measured from August 11, 2026, subject to Mr. Jacobs’ continued service to Ambros. The option provides that the vesting of the option will accelerate in full immediately prior to a change in control (as defined in the Ambros 2024 Plan) that occurs during Mr. Jacobs’ continued service to Ambros. Because the Merger is not expected to constitute a Change in Control under the Ambros 2024 Plan, the vesting of such option is not expected to accelerate in connection with the Merger.
In August 2026, Ambros entered into a letter agreement with Scott Robertson, one of Ambros’ non-employee directors, confirming his appointment as a member of the Ambros Board. Pursuant to his agreement, Mr. Robertson (i) is entitled to annual cash compensation of $40,000 and (ii) was granted a stock option to purchase an aggregate of 50,000 shares of Ambros Common Stock under the Ambros 2024 Plan. The option was granted with an exercise price of $4.13 per share and vests in a series of 48 successive equal monthly installments measured from August 17, 2026, subject to Mr. Robertson’s continued service to Ambros. The option provides that the vesting of the option will accelerate in full immediately prior to a change in control (as defined in the Ambros 2024 Plan) that occurs during Mr. Robertson’s continued service to Ambros. Because the Merger is not expected to constitute a Change in Control under the Ambros 2024 Plan, the vesting of such option is not expected to accelerate in connection with the Merger.
Ambros has reimbursed, and will continue to reimburse, all of its non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.
Non-Employee Director Compensation Policy
Following the Merger, the combined company intends to adopt a new non-employee director compensation policy on terms to be determined by the combined company’s board of directors. Under the non-employee director policy, the combined company’s non-employee directors will be eligible to receive compensation for service on the combined company’s board of directors and committees of the combined company’s board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF WEREWOLF
Since January 1, 2024, Werewolf has engaged in the following transactions in which the amounts involved exceeded $120,000 and any of Werewolf’s directors, executive officers or holders of more than 5% of Werewolf’s voting securities, or any member of the immediate family of, or person sharing the household with, any of the foregoing persons, had or will have a direct or indirect material interest. Werewolf believes that all of the transactions described below were made on terms no less favorable to Werewolf than could have been obtained from unrelated third parties.
Amended and Restated Royalty Transfer Agreement
In December 2017, Werewolf entered into the Royalty Transfer Agreement with MPM Charitable Foundation and UBS Optimus Foundation. MPM Charitable Foundation is affiliated with MPM BioImpact, and UBS Optimus Foundation is affiliated with UBS Oncology Impact Fund L.P. Dr. Ansbert Gadicke shares the power to vote, acquire, hold and dispose of the shares held by the entities affiliated with MPM Capital, and he is the managing partner of the company that is the general partner of UBS Oncology Impact Fund L.P. Under the Royalty Transfer Agreement, Werewolf is obligated to pay a royalty of 0.5% of net sales of Werewolf’s products to each of MPM Charitable Foundation and UBS Optimus Foundation. In August 2019, Werewolf amended the Royalty Transfer Agreement by entering into the Amended Royalty Transfer Agreement which provided that only products in Werewolf’s product pipeline at the time of Werewolf’s initial public offering or a change in control would be subject to the royalty on net sales. Under the Amended Royalty Transfer Agreement, Werewolf’s obligation to pay a royalty expires on a product-by-product and country-by-country basis upon the later of the 12th anniversary of the first commercial sale of such product in such country and expiration of the last valid claim in such country covering such product. The royalty rate is subject to a specified reduction for lack of any valid claim covering such product in a country. The obligation to pay royalties under the Amended Royalty Transfer Agreement does not apply to any product that would only infringe Werewolf’s intellectual property rights that are discovered or developed after Werewolf’s initial public offering or to any product of an acquirer, assignee of the agreement or merger partner of Werewolf so long as such product does not incorporate any of Werewolf’s pre-acquisition intellectual property.
Additionally, in December 2017, Werewolf entered into a royalty direction letter, which was amended and restated in August 2019, with MPM Charitable Foundation, UBS Optimus Foundation and UBS Oncology Impact Fund L.P., pursuant to which Werewolf agreed that a portion of the consideration received from UBS Oncology Impact Fund L.P. for the purchase of shares of Werewolf’s Series A preferred stock in connection with Werewolf’s Series A preferred stock financing was to be treated as consideration for the royalty on net sales under the Amended Royalty Transfer Agreement. Affiliates of MPM BioImpact and UBS Oncology Impact Fund L.P. that own shares of Werewolf Common Stock hold interests in MPM Charitable Foundation and UBS Optimus Foundation.
Director and Officer Indemnification Agreements
The Werewolf Charter requires Werewolf to indemnify its directors and officers to the fullest extent permitted by Delaware law. In addition, Werewolf has entered into indemnification agreements with all of its directors and executive officers. These indemnification agreements may require Werewolf, among other things, to indemnify each such director or executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or executive officer in any action or proceeding arising out of such person’s service as one of Werewolf’s directors or executive officers.
Sublease Agreement
In May 2022, Werewolf entered into a sublease agreement with Crossbow Therapeutics, Inc. (“Crossbow”) to sublease to Crossbow the entirety of Werewolf’s office and laboratory space in Cambridge, Massachusetts. The term of the sublease agreement commenced in June 2022 and ended in March 2024, with no option to extend. Werewolf received cash payments under this sublease of approximately $0.4 million during the year ended December 31, 2024. In addition, Werewolf received $0.2 million from Crossbow in June 2022 as a security deposit, which was remitted to Crossbow following the termination of the sublease.
Dr. Morrison serves as the Chief Executive Officer and a member of the board of directors of Crossbow and holds approximately 5% of Crossbow’s outstanding common stock. Additionally, certain entities affiliated with MPM BioImpact are beneficial owners of Crossbow. Dr. Evnin co-founded MPM BioImpact, where he currently serves as Senior Advisor, and Dr. Morrison currently serves as Entrepreneur Partner at MPM BioImpact.

Agreements Related to the Merger
Support Agreements
Concurrently with the execution of the Merger Agreement, the executive officers and directors of Werewolf holding approximately 1.4% of the outstanding Werewolf Common Stock at the time of such execution executed Werewolf Support Agreements in favor of Ambros, pursuant to which such persons agreed, among other things, to (i) vote all of their shares of Werewolf Common Stock in favor of the Werewolf Stockholder Matters, (ii) vote against any proposal made in opposition to, or in competition with, the Merger and (iii) vote against any Acquisition Proposal. The Werewolf Support Agreements also contain certain non-solicitation obligations, irrevocable proxy provisions and restrictions on transfer of the subject shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF AMBROS
The following is a description of transactions or series of transactions since Ambros’ inception on September 4, 2024, to which Ambros was or will be a party, in which:
•	the amount involved in the transaction exceeds, or will exceed, the lesser of $120,000 or one percent of the average of Ambros’ total assets at year-end for the last two completed fiscal years; and
•
any of Ambros’ executive officers, directors or holders of five percent or more of any class of Ambros Capital Stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

Convertible Promissory Notes Financing
In November 2024 and January 2025, Ambros issued convertible promissory notes to certain investors in an aggregate principal amount of $12.5 million with an interest rate of 8.0% per annum. In September 2025, these convertible promissory notes were converted into shares of Ambros Series A-2 Preferred Stock as part of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing and at the price per share and discount described below.
The following table summarizes the convertible promissory notes purchased by Ambros’ directors, executive officers, holders of more than five percent of Ambros Capital Stock and their affiliated entities or immediate family members:

Participants(1)	Principal amount
Vivek Ramaswamy Investments II LLC(2)	$1,000,000.00

(1)
Additional details regarding this stockholder and its equity holdings are included in this proxy statement/prospectus under the section entitled “Security Ownership of Certain Beneficial Owners of Ambros.”

(2)	Vivek Ramaswamy owns Vivek Ramaswamy Investments II LLC and served on the Ambros Board from September 2024 until July 2026.
Series A-1/A-2 Convertible Preferred Stock Financing
In September 2025 and October 2025, as part of the initial tranche of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing, Ambros issued and sold an aggregate of (i) 8,895,566 shares of the Ambros Series A-1 Preferred Stock, at a purchase price of $4.70 per share, for aggregate proceeds of approximately $41.8 million and (ii) 7,790,211 shares of Ambros Series A-2 Preferred Stock, at a purchase price of $3.76 per share (reflecting a 20 percent discount to the purchase price of Ambros Series A-1 Preferred Stock), upon the conversion of the principal amount and accrued interest of the then outstanding convertible promissory notes.
The following table summarizes the shares of Ambros Series A-1 Preferred Stock and Ambros Series A-2 Preferred Stock purchased by Ambros’ directors, executive officers, holders of more than five percent of Ambros Capital Stock and their affiliated entities or immediate family members:

Participants(1)	Shares of Ambros Series A-1 Preferred Stock Purchased	Aggregate Purchase Price	Shares of Ambros Series A-2 Preferred Stock Issued Upon Note Conversion	Note Conversion Dollar Amount
Abiogen Pharma SpA(2)	35,461	$166,666.70	4,239,434	$15,940,273.97
ES Ambros Aggregator, LP(3)	1,595,745	$7,500,001.50	—	—
Entities affiliated with RA Capital Healthcare Fund, L.P.(4)	3,546,099	$16,666,665.30	—	—
Prisca Di Martino(5)	1,418	$6,664.60	14,064	$52,882.19
Massimo Di Martino(6)			282,694	$1,062,932.05
Carlotta Di Martino(7)	35,461	$166,666.70	282,694	$1,062,932.05
Edoardo Di Martino(8)	3,546	$16,666.20	14,064	$52,882.19
Vivek Ramaswamy Investments II LLC(9)	35,461	$166,666.70	284,960	$1,071,452.05

(1)
Additional details regarding these stockholders and their equity holdings are included in this proxy statement/prospectus under the section entitled “Security Ownership of Certain Beneficial Owners of Ambros.”

(2)
As a result of the initial closing of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing, Abiogen became a holder of more than five percent of the outstanding shares of Ambros Capital Stock. Prisca Di Martino, a member of the Ambros Board, is employed as a commercial director at Abiogen. Abiogen is beneficially owned by Massimo Di Martino, the father of Prisca Di Martino.

(3)
As a result of the initial closing of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing, ES Ambros Aggregator, LP became a holder of more than five percent of the outstanding shares of Ambros Capital Stock. Trit Garg, M.D., who at the time of the investment was a Principal at Patient Square Capital, an affiliate of ES Ambros Aggregator, became a member of the Ambros Board in connection with the initial closing of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing.

(4)
Consists of 2,836,879 shares purchased by RA Capital Healthcare Fund, L.P. and 709,220 shares purchased by RA Capital Nexus Fund III, L.P. (together, “RA Capital”). As a result of the initial closing of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing, RA Capital became a holder of more than five percent of the outstanding shares of Ambros Capital Stock. Matthew Hammond, Ph.D., a partner at RA Capital Management, became a member of the Ambros Board in connection with the initial closing of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing.

(5)	Prisca Di Martino became a member of the Ambros Board in connection with the initial closing of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing.
(6)	Massimo Di Martino is the father of Prisca Di Martino and the beneficial owner of Abiogen Pharma SpA. Prisca Di Martino is a member of the Ambros Board.
(7)	Carlotta Di Martino is the mother of Prisca Di Martino. Prisca Di Martino is a member of the Ambros Board.
(8)	Edoardo Di Martino is the brother of Prisca Di Martino. Prisca Di Martino is a member of the Ambros Board.
(9)	Vivek Ramaswamy owns Vivek Ramaswamy Investments II LLC and served on the Ambros Board from September 2024 until July 2026.
In June 2026, as part of the milestone closing of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing, Ambros issued and sold an aggregate of 17,791,136 shares of its Series A-1 Preferred Stock, at a purchase price of $4.70 per share, for aggregate proceeds of approximately $83.6 million.
The following table summarizes the shares of Ambros Series A-1 Preferred Stock purchased by Ambros’ directors, executive officers, holders of more than five percent of Ambros Capital Stock and their affiliated entities or immediate family members:

Participants(1)	Shares of Ambros Series A-1 Preferred Stock Purchased	Aggregate Purchase Price
Abiogen Pharma SpA(2)	70,922	$333,333.40
ES Ambros Aggregator, LP(3)	3,191,489	$14,999,998.30
Entities affiliated with RA Capital Healthcare Fund, L.P.(4)	7,092,199	$33,333,335.30
Arkin Bio Capital, LP(5)	1,702,128	$8,000,001.60
Janus Henderson Biotech Innovation Master Fund Limited(6)	1,702,128	$8,000,001.60
Prisca Di Martino(7)	2,837	$13,333.90
Carlotta Di Martino(8)	70,922	$333,333.40
Edoardo Di Martino(9)	7,092	$33,332.40
Vivek Ramaswamy Investments II LLC(10)	70,922	$333,333.40

(1)
Additional details regarding these stockholders and their equity holdings are included in this proxy statement/prospectus under the section entitled “Security Ownership of Certain Beneficial Owners of Ambros.”

(2)
Abiogen is a holder of more than five percent of the outstanding shares of Ambros Capital Stock. Prisca Di Martino, a member of the Ambros Board, is employed as a commercial director at Abiogen. Abiogen is beneficially owned by Massimo Di Martino, the father of Prisca Di Martino.

(3)
ES Ambros Aggregator, LP is a holder of more than five percent of the outstanding shares of Ambros Capital Stock. Trit Garg, M.D., who at the time of the investment was a Principal at Patient Square Capital, an affiliate of ES Ambros Aggregator, is a member of the Ambros Board.

(4)
RA Capital is a holder of more than five percent of the outstanding shares of Ambros Capital Stock. The shares reported consist of 5,673,759 shares purchased by RA Capital Healthcare Fund, L.P. and 1,418,440 shares purchased by RA Capital Nexus Fund III, L.P. Matthew Hammond, Ph.D., a partner at RA Capital Management, is a member of the Ambros Board.

(5)
As a result of the milestone closing of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing, Arkin Bio Capital, LP became a holder of more than five percent of the outstanding shares of Ambros Capital Stock.

(6)
As a result of the milestone closing of the Ambros Series A-1/A-2 Convertible Preferred Stock Financing, Janus Henderson Biotech Innovation Master Fund Limited became a holder of more than five percent of the outstanding shares of Ambros’ capital stock.

(7)	Prisca Di Martino is a member of the Ambros Board.
(8)	Carlotta Di Martino is the mother of Prisca Di Martino. Prisca Di Martino is a member of the Ambros Board.
(9)	Edoardo Di Martino is the brother of Prisca Di Martino. Prisca Di Martino is a member of the Ambros Board.
(10)	Vivek Ramaswamy owns Vivek Ramaswamy Investments II LLC and served on the Ambros Board from September 2024 until July 2026.

Agreements with Abiogen Pharma SpA
Below is a description of the agreements that Ambros has entered into with Abiogen, a holder of more than five percent of the outstanding shares of Ambros Capital Stock, or affiliates of Abiogen. Prisca Di Martino, a member of the Ambros Board, is employed as a commercial director at Abiogen. Abiogen is beneficially owned by Massimo Di Martino, the father of Prisca Di Martino.
License and Development Agreement and Supply Agreement
In December 2024, Ambros entered into the Abiogen License Agreement and the Abiogen Supply Agreement with Abiogen, each as more fully described elsewhere in this proxy statement/prospectus under the section entitled “Information Regarding Ambros—License and Development Agreement with Abiogen.” To date, Ambros has purchased approximately $655,000 of drug substance from Abiogen under the Abiogen License Agreement.
Master Services Agreement
In March 2026, Ambros entered into a master services agreement and related statement of work with Galileo Research srl (“Galileo”), an affiliate of Abiogen, pursuant to which Galileo will provide both in vitro and in vivo work around the mechanism of action of neridronate in CRPS and the total cost is expected to be approximately $170,000.
Agreements with Carnot Pharma, LLC
Below is a description of the agreements that Ambros has entered into with Carnot Pharma, LLC (“Carnot”), an affiliate of RA Capital. RA Capital is the beneficial owner of more than five percent of the outstanding shares of Ambros Capital Stock. Matthew Hammond, Ph.D., a partner at RA Capital Management, is a member of the Ambros Board.
Services Agreement
In November 2025, Ambros entered into a services agreement with Carnot (the “Carnot Agreement”), pursuant to which Carnot will provide various clinical development/operations and regulatory services to Ambros. The total cost is expected to be approximately $78,000. In June 2026, the Carnot Agreement was amended (the “Carnot Amendment”); pursuant to the Carnot Amendment, Carnot will provide CRO selection services to Ambros. The total cost of the Carnot Agreement and the Carnot Amendment is expected to be approximately $144,000.
Employment Agreements, Separation Agreements, Consulting Agreements, Stock Option Grants and Restricted Stock Awards to Directors and Executive Officers
Ambros has entered into employment agreements, separation agreements and/or consulting agreements with its named executive officers, and granted stock options and/or restricted stock awards to its named executive officers and certain of its directors, as more fully described elsewhere in this proxy statement/prospectus under the sections entitled “Executive Compensation of Ambros” and “Director Compensation of Ambros.”
Agreements with Ambros Stockholders
In connection with the Ambros Series A-1/A-2 Convertible Preferred Stock Financing, Ambros entered into an investors’ rights agreement, voting agreement and right of first refusal and co-sale agreement with the purchasers of Ambros’ convertible preferred stock and certain holders of Ambros Common Stock, as applicable.
Ambros’ investors’ rights agreement (the “Investors’ Rights Agreement”) provides certain holders of Ambros’ capital stock with information rights, rights of first refusal and the right to demand that Ambros file a registration statement, subject to certain limitations, and to request that their shares be covered by a registration statement that Ambros is otherwise filing. The rights under the Investors’ Rights Agreement will terminate immediately prior to the Closing.
Ambros’ voting agreement (the “Voting Agreement”) provides drag-along rights in respect of certain acquisitions of Ambros. The Voting Agreement also contains provisions with respect to the elections of the Ambros Board and its composition. The rights under the Voting Agreement will terminate immediately prior to the Closing.
Ambros’ right of first refusal and co-sale agreement (the “Right of First Refusal and Co-Sale Agreement”) provides for rights of first refusal and co-sale rights in respect of transfers by certain holders of Ambros’ capital stock. The rights under the Right of First Refusal and Co-Sale Agreement will terminate immediately prior to the Closing.

Agreements Related to the Merger
Support Agreements
Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Ambros, who in the aggregate owned [ ]% of the outstanding shares of Ambros Common Stock (on an as-converted basis) as of [ ], 2026, entered into the Ambros Support Agreements in favor of Werewolf, pursuant to which such persons agreed, among other things, to (i) execute and deliver a written consent adopting the Merger Agreement and approving the Merger and the other Transactions promptly following delivery thereof and, if applicable, vote all of their shares of Ambros Capital Stock in favor of adopting the Merger Agreement and approving the Merger and the other transactions contemplated by the Merger Agreement, (ii) vote against any proposal made in opposition to, or in competition with, the Merger and (iii) vote against any Acquisition Proposal. The Ambros Support Agreements also contain certain non-solicitation obligations, irrevocable proxy provisions and restrictions on transfer of the subject shares.
Lock-Up Agreements
Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Ambros holding approximately 70.5% of the outstanding Ambros Common Stock (on a fully diluted and as-converted basis) at the time of such execution entered into an Ambros Lock-Up Agreement, pursuant to which, subject to specified exceptions, such persons agreed to certain restrictions on the sale, transfer or other disposition of shares of Werewolf Common Stock received in the Merger for a period commencing upon the Closing and ending on the date that is 180 days after the Closing. The lock-up restrictions are subject to customary exceptions, including for certain permitted transfers to family members, affiliates, trusts, charitable contributions and transfers pursuant to bona fide third-party tender offers or change-of-control transactions, in each case subject to the transferee agreeing to be bound by the lock-up restrictions. The lock-up restrictions also include pro-rata release provisions in the event any other holder subject to a substantially similar agreement is released from its restrictions.
Concurrent PIPE Financing
Concurrently with the execution of the Merger Agreement, Werewolf entered into the Subscription Agreement with certain investors, pursuant to which such investors have agreed to purchase, immediately prior to the Effective Time, shares of Werewolf Common Stock and/or, at each investor’s election, PIPE Pre-Funded Warrants for an aggregate purchase price of $150.0 million in the Concurrent PIPE Financing.
At the closing of the Concurrent PIPE Financing, Werewolf and the investors will also enter into the Registration Rights Agreement, pursuant to which, among other things, the combined company will agree to provide for the registration and resale of the shares of Werewolf Common Stock issued in the Concurrent PIPE Financing and the shares of Werewolf Common Stock issuable upon exercise of the PIPE Pre-Funded Warrants, together with certain other shares of Werewolf Common Stock issued at or in connection with the closing of the Transactions and certain securities issued or issuable with respect thereto.
The following table summarizes subscriptions of shares of Werewolf Common Stock and/or, at each investor’s election, PIPE Pre-Funded Warrants by Ambros’ directors, executive officers, holders of more than five percent of Ambros Capital Stock and their affiliated entities or immediate family members:

Participants(1)	Aggregate Purchase Price
Abiogen Pharma SpA(2)	$3,370,000.00
Entities affiliated with ES Ambros Aggregator, LP(3)	$5,000,000.00
Entities affiliated with RA Capital Healthcare Fund, L.P.(4)	$25,000,000.00
Arkin Bio Capital, LP(5)	$5,000,000.00
Entities affiliated with Janus Henderson Investors US LLC(6)	$22,500,000.00
Prisca Di Martino(7)	$30,000.00

(1)
Additional details regarding these stockholders and their equity holdings are included in this proxy statement/prospectus under the section entitled “Security Ownership of Certain Beneficial Owners of Ambros.”

(2)
Abiogen is a holder of more than five percent of the outstanding shares of Ambros Capital Stock. Prisca Di Martino, a member of the Ambros Board, is employed as a commercial director at Abiogen. Abiogen is beneficially owned by Massimo Di Martino, the father of Prisca Di Martino.

(3)
Consists of shares of Werewolf Common Stock and/or PIPE Pre-Funded Warrants to be purchased by Patient Square Capital’s platform Enavate Sciences, which is an affiliate of ES Ambros Aggregator, LP. ES Ambros Aggregator, LP is a holder of more than five percent of the outstanding shares of Ambros Capital Stock. Trit Garg, M.D., who at the time the Subscription Agreement was executed was a Principal at Patient Square Capital, an affiliate of ES Ambros Aggregator, is a member of the Ambros Board.

(4)
Consists of shares of Werewolf Common Stock and/or PIPE Pre-Funded Warrants to be purchased by RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund III, L.P. RA Capital is a holder of more than five percent of the outstanding shares of Ambros Capital Stock. Matthew Hammond, Ph.D., a partner at RA Capital Management, is a member of the Ambros Board.

(5)	Arkin Bio Capital, LP is a holder of more than five percent of the outstanding shares of Ambros Capital Stock.
(6)
Consists of shares of Werewolf Common Stock and/or PIPE Pre-Funded Warrants to be purchased by Janus Henderson Biotech Innovation Master Fund Limited and Janus Henderson Biotech Innovation Master Fund II Limited. Janus Henderson Biotech Innovation Master Fund Limited is a holder of more than five percent of the outstanding shares of Ambros Capital Stock.

(7)	Prisca Di Martino is a member of the Ambros Board.
Limitations on Liability and Indemnification Agreements
The combined company’s amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and the combined company’s amended and restated bylaws will provide that the combined company will indemnify each of its directors and officers to the fullest extent permitted under Delaware law. The combined company’s amended and restated certificate of incorporation and amended and restated bylaws will also provide the combined company’s board of directors with discretion to indemnify the combined company’s employees and other agents when determined appropriate by the combined company’s board of directors. In addition, Ambros entered into, or intends to enter into, an indemnification agreement with each of its directors and executive officers, which will require Ambros to indemnify them.
Policies and Procedures for Transactions with Related Persons
The combined company intends to adopt a written policy, to be effective following the Effective Time, that its executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of its common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with the combined company without the approval or ratification of the combined company’s board of directors or its audit committee. Any request for the combined company to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of the combined company’s common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 (or, if less, 1% of the average of the combined company’s total assets in a fiscal year) and such person would have a direct or indirect interest, must be presented to the combined company’s board of directors or its audit committee for review, consideration and approval. In approving or rejecting any such proposal, the combined company’s board of directors or its audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms used below shall have the same meaning as terms defined and used elsewhere in this proxy statement/prospectus.
Introduction
On August 21, 2026, Werewolf entered into the Merger Agreement by and among Werewolf, Merger Sub and Ambros, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Ambros, with Merger Sub ceasing to exist and Ambros surviving the Merger as a wholly owned subsidiary of Werewolf.
Werewolf and Ambros expect the Merger to be completed by the first quarter of 2027, subject to the satisfaction or waiver of certain conditions to the Closing, including, among other things, obtaining the Required Werewolf Stockholder Approval.
Subject to the terms and conditions of the Merger Agreement, at the Effective Time each then-outstanding share of Ambros Common Stock, including each share of Ambros Common Stock issued upon the Ambros Preferred Stock Conversion, will be converted into the right to receive a number of shares of Werewolf Common Stock based on the Exchange Ratio or, to the extent elected by the applicable holder in accordance with the Merger Agreement, Merger Pre-Funded Warrants in lieu of shares of Werewolf Common Stock that would cause such holder’s beneficial ownership to exceed the Beneficial Ownership Limitation.
Immediately after the Merger, on a pro forma basis and based upon the number of shares of Werewolf Common Stock and Werewolf Pre-Funded Warrants expected to be issued in the Merger and the Concurrent PIPE Financing, pre-Merger Ambros securityholders are expected to own approximately 72.0% of the combined company, pre-Merger Werewolf stockholders, other than those participating in the Concurrent PIPE Financing, are expected to own approximately 6.4%, and the investors in the Concurrent PIPE Financing are expected to own approximately 21.6%. The relative pro forma ownership percentages are calculated on a fully diluted, as-converted basis using the treasury stock method, and exclude shares reserved for future grant. The Exchange Ratio assumes a Werewolf Valuation of $44.4 million, calculated based on the Werewolf Equity Value of $47.5 million, adjusted dollar-for-dollar to reflect estimated Final Werewolf Net Cash of $26.9 million being $3.1 million below the Werewolf Target Net Cash of $30.0 million, subject to the $5.5 million floor and related qualifications set forth in the Merger Agreement, and an Ambros Equity Value of $500.0 million. The Exchange Ratio and the related pro forma ownership will be adjusted to account for the effect of the proposed Reverse Stock Split and to the extent that Final Werewolf Net Cash differs from the amount assumed.
Subject to the approval of the Reverse Stock Split Proposal, at or prior to the Effective Time the outstanding shares of Werewolf Common Stock will be combined into a lesser number of shares at the Reverse Stock Split Ratio, which will be mutually agreed by Werewolf and Ambros or, if the Nasdaq Stock Issuance Proposal or the Nasdaq Change of Control Proposal is not approved by Werewolf stockholders or the Merger Agreement is terminated in accordance with its terms, determined solely by Werewolf.
On August 21, 2026, Werewolf entered into the Subscription Agreement with certain investors. Pursuant to the Subscription Agreement, Werewolf agreed to sell shares of Werewolf Common Stock and PIPE Pre-Funded Warrants for an aggregate purchase price of $150.0 million. The closing of the Concurrent PIPE Financing is expected to occur concurrently with, and is conditioned upon, the Closing.
Immediately prior to the Effective Time, Werewolf will effect the Pre-Closing Distribution, distributing to holders of record of Werewolf Common Stock one CVR for each outstanding share. Each CVR entitles the holder, on a pro rata basis, to its portion of the Net Proceeds actually received by Werewolf or its affiliates during the CVR Period from any disposition, out-license or other monetization of the Legacy Assets, in each case net of Permitted Deductions.
The Merger is expected to be accounted for as a reverse recapitalization under U.S. GAAP. Ambros is considered to be the accounting acquirer based on the mechanics of the Transactions. Ambros is deemed to be the entity obtaining control of the combined company. That determination is based on the expectation that, immediately following the Merger: (i) pre-Merger Ambros securityholders will own a substantial majority of the voting rights of the combined company; (ii) Ambros will designate all seven of the initial members of the board of directors of the combined company; and (iii) Ambros’ management team will become the management of the combined company. The Merger is expected to be accounted for as a reverse recapitalization, rather than as a business combination, because the pre-combination assets of Werewolf are expected to consist primarily of cash and cash equivalents and other non-operating assets. Accordingly, the Merger is expected to be treated for accounting purposes as the equivalent of Ambros issuing equity for the net assets of Werewolf, accompanied by a recapitalization. Ambros’ assets and liabilities will be recorded at their pre-combination carrying amounts and Werewolf’s assets and liabilities will be recognized at their fair values as of the Effective Time, which are expected to approximate their carrying amounts because they consist substantially of cash and cash equivalents and other monetary items. No step-up to fair value is recorded, no gain or loss is recognized and no goodwill or intangible assets are recognized. Upon completion of the Merger, the historical financial statements of Ambros will become the historical financial statements of the combined company.
The unaudited pro forma condensed combined financial information gives effect to the Transactions. The unaudited pro forma condensed combined balance sheet data gives effect to the Transactions as if they had occurred on June 30, 2026 and combines the historical balance sheet of Werewolf as of that date, as adjusted for the EMD Asset Sale described below, with the historical balance sheet of Ambros as of that date. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 give effect to the Transactions as if they had occurred on January 1, 2025 and combine the historical results of Ambros and Werewolf for the periods then ended. The unaudited pro forma condensed combined financial information was prepared pursuant to the rules and regulations of Rule 8-05 and Article 11 of SEC Regulation S-X.
On August 14, 2026, Werewolf completed the EMD Asset Sale pursuant to the EMD Purchase Agreement, under which Werewolf sold the Transferred Assets to EMD for $28.0 million, together with a $0.9 million reimbursement, which amounts were received. The EMD Asset Sale is not one of the Transactions and is not subject to the Werewolf stockholder vote. It is therefore presented in a separate column as an adjustment to Werewolf’s historical balance sheet, with an As Adjusted subtotal, so that the Transaction Accounting Adjustments column gives effect only to the Transactions. See Note 4(b). The proceeds are included in Final Werewolf Net Cash and therefore in the Exchange Ratio.
The unaudited pro forma condensed combined financial statements have been derived from and should be read in connection with: the accompanying notes to the unaudited pro forma condensed combined financial statements; the historical unaudited condensed consolidated financial statements of Werewolf as of and for the three and six months ended June 30, 2026 and the related notes included elsewhere in this proxy statement/prospectus; the historical unaudited condensed financial statements of Ambros as of and for the three and six months ended June 30, 2026 and the related notes included elsewhere in this proxy statement/prospectus; the historical audited consolidated financial statements of Werewolf as of and for the year ended December 31, 2025 and the related notes included elsewhere in this proxy statement/prospectus; the historical audited financial statements of Ambros as of and for the year ended December 31, 2025 and the related notes included elsewhere in this proxy statement/prospectus; and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Werewolf” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ambros,” each of which is included in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information is provided for illustrative purposes only, does not necessarily reflect what the actual consolidated results of operations and financial position would have been had the Merger occurred on the dates assumed and may not be useful in predicting the future consolidated results of operations or financial position.
The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons, (i) changes in initial assumptions in the determination of the accounting acquirer and related accounting, (ii) changes in the amount of cash used in Werewolf’s operations, (iii) changes in the timing and amount of proceeds of any disposition of the Legacy Assets and the resulting effect on Final Werewolf Net Cash and the Exchange Ratio, and (iv) other changes in Werewolf’s assets and liabilities, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. It reflects transaction accounting adjustments only and does not present Management’s Adjustments within the meaning of Rule 11-02(a)(7) of Regulation S-X, which are optional and which the combined company has elected not to present.
The accounting policies of Werewolf may materially vary from those of Ambros. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2026
(In thousands)

	Werewolf			Ambros
	Historical	EMD Asset Sale (Note 4(b))	As Adjusted	Historical	Transaction Accounting Adjustments	Note 4	Pro Forma Combined Total
Assets
Current assets:
Cash and cash equivalents	$21,987	$28,850	$50,837	$91,830	$141,673	(a)	$284,340
Short-term investments	—	—	—	11,378			11,378
Restricted cash	—	—	—	1,000			1,000
Prepaid expenses and other current assets	905	—	905	932			1,837
Total current assets	22,892	28,850	51,742	105,140	141,673		298,555
Property and equipment, net	1,263	—	1,263	93			1,356
Right-of-use assets	—	—	—	97			97
Other non-current assets	—	—	—	2,522			2,522
Total assets	$24,155	$28,850	$53,005	$107,852	$141,673		$302,530
Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,939	—	$1,939	$1,342	—		$3,281
Accrued expenses and other current liabilities	5,924	—	5,924	4,700	3,986	(c)	25,272
					9,383	(d)
					1,279	(e)
Operating lease liabilities, current portion	—	—	—	100			100
Total current liabilities	7,863	—	7,863	6,142	14,648		28,653
Total liabilities	7,863	—	7,863	6,142	14,648		28,653
Commitments and contingencies
Convertible preferred stock	—	—	—	161,196	(161,196)	(f)	—
Stockholders’ equity (deficit):
Common stock	5	—	5	—	16	(a)	76
					55	(f)
Additional paid-in capital	501,559	—	501,559	1,316	141,657	(a)	335,882
					(3,986)	(c)
					(9,383)	(d)
					161,141	(f)
					(493,591)	(i)
					1,415	(g)
					35,754	(i)
Accumulated deficit	(485,272)	28,850	(456,422)	(60,802)	(1,279)	(e)	(62,081)
					(1,415)	(g)
					457,837	(i)
Total stockholders’ equity (deficit)	16,292	28,850	45,142	(59,486)	288,221		273,877
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$24,155	$28,850	$53,005	$107,852	$141,673		$302,530

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss
For the Year Ended December 31, 2025
(In thousands, except share and per share amounts)
Historical

	Werewolf	Ambros	Transaction Accounting Adjustments	Note 4	Pro Forma Combined Total
Operating expenses:
Research and development	$44,830	$10,308	$150	(e)	$55,288
General and administrative	15,847	6,161	1,129	(e)	23,137
Total operating expenses	60,677	16,469	1,279		78,425
Loss from operations	(60,677)	(16,469)	(1,279)		(78,425)
Other income (expense):
Interest income	3,108	604	—		3,712
Interest expense	(5,274)	—	—		(5,274)
Loss on change in fair value of convertible promissory notes	—	(8,371)	—		(8,371)
Other income, net	2,021	—	—		2,021
Total other income (expense), net	(145)	(7,767)	—		(7,912)
Net loss	(60,822)	(24,236)	(1,279)		(86,337)
Unrealized gain on short-term investments	—	8			8
Comprehensive loss	$(60,822)	$(24,228)	$(1,279)		$(86,329)
Net loss per share attributable to common stockholders, basic	$(1.32)	$(2.38)			$(0.13)
Net loss per share attributable to common stockholders, diluted	$(1.33)	$(2.38)			$(0.13)
Weighted-average shares used in computing net loss per share, basic	46,018,888	10,169,717		(h)	690,656,057
Weighted-average shares used in computing net loss per share, diluted	46,810,252	10,169,717		(h)	690,656,057

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss
For the Six-Month Period Ended June 30, 2026
(In thousands, except share and per share amounts)
Historical

	Werewolf	Ambros	Transaction Accounting Adjustments	Note 4	Pro Forma Combined Total
Revenue from collaboration agreements	$21,000	$—	$—		$21,000
Operating expenses:
Research and development	14,343	12,544	—		26,887
General and administrative	12,770	7,955	—		20,725
Total operating expenses	27,113	20,499	—		47,612
Loss from operations	(6,113)	(20,499)	—		(26,612)
Other income (expense):
Interest income	710	576	—		1,286
Interest expense	(1,843)	—	—		(1,843)
Loss on extinguishment of note payable	(3,354)	—	—		(3,354)
Other income, net	738	—	—		738
Total other income (expense), net	(3,749)	576	—		(3,173)
Net loss	(9,862)	(19,923)	—		(29,785)
Unrealized loss on short-term investments	—	(8)			(8)
Comprehensive loss	$(9,862)	$(19,931)	$—		$(29,793)
Net loss per share attributable to common stockholders, basic and diluted	$(0.20)	$(1.85)			$(0.04)
Weighted-average shares used in computing net loss per share, basic and diluted	48,597,177	10,751,334		(h)	699,493,883

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
All amounts in thousands unless otherwise stated.
1.	Description of the Transactions
On August 21, 2026, Werewolf entered into the Merger Agreement by and among Werewolf, Merger Sub and Ambros, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Ambros, with Merger Sub ceasing to exist and Ambros surviving the Merger as a wholly owned subsidiary of Werewolf. The unaudited pro forma condensed combined financial information assumes that, upon the Effective Time, all shares of Ambros Common Stock outstanding as of June 30, 2026 will, based on an assumed Exchange Ratio of 10.7623 (which Exchange Ratio is an estimate only and remains subject to adjustment in accordance with the Merger Agreement), be converted into the right to receive approximately 547,123,679 shares of Werewolf Common Stock in the aggregate or, to the extent elected by the applicable holder in accordance with the Merger Agreement, Merger Pre-Funded Warrants in lieu of shares of Werewolf Common Stock that would cause such holder’s beneficial ownership to exceed the Beneficial Ownership Limitation.
On August 21, 2026, Werewolf entered into the Subscription Agreement with certain investors. Pursuant to the Subscription Agreement, Werewolf agreed to sell shares of Werewolf Common Stock and PIPE Pre-Funded Warrants for an aggregate purchase price of $150.0 million in the Concurrent PIPE Financing. The closing of the Concurrent PIPE Financing is expected to occur concurrently with, and is conditioned upon, the Closing.
Immediately prior to the Effective Time, Werewolf will effect the Pre-Closing Distribution of one CVR for each outstanding share of Werewolf Common Stock. Each CVR entitles the holder, on a pro rata basis, to its portion of the Net Proceeds actually received by Werewolf or its affiliates during the CVR Period from any disposition, out-license or other monetization of the Legacy Assets, in each case net of Permitted Deductions.
Immediately after the Merger and the Concurrent PIPE Financing, on a pro forma basis, pre-Merger Ambros securityholders are expected to own approximately 72.0% of the combined company, pre-Merger Werewolf stockholders, other than those participating in the Concurrent PIPE Financing, approximately 6.4%, and the investors in the Concurrent PIPE Financing approximately 21.6%, in each case calculated on a fully diluted, as-converted basis using the treasury stock method and excluding shares reserved for future grant. The Exchange Ratio and the related pro forma ownership will be adjusted to account for the effect of the proposed Reverse Stock Split and to the extent that Final Werewolf Net Cash differs from the amount assumed.
Completion of the Merger is subject to certain closing conditions, including, among other things, receipt of the Required Werewolf Stockholder Approval.
2.	Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial information has been prepared in accordance with Rule 8-05 and Article 11 of SEC Regulation S-X. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the six month period ended June 30, 2026 and for the year ended December 31, 2025 give effect to the Transactions as if they had been completed on January 1, 2025 and combine the historical statements of operations and comprehensive loss of Ambros and Werewolf for the periods then ended. The EMD Asset Sale is not one of the Transactions and is not subject to the Werewolf stockholder vote; it is reflected as an adjustment to Werewolf's historical balance sheet in a separate column on the unaudited pro forma condensed combined balance sheet, rather than as a Transaction Accounting Adjustment. No amount in respect of the EMD Asset Sale is reflected in the unaudited pro forma condensed combined statements of operations and comprehensive loss as the impact is a gain on sale that occurred subsequent to June 30, 2026 and does not reflect a gain of Ambros as the accounting acquirer.
The unaudited pro forma condensed combined balance sheet as of June 30, 2026 gives effect to the Merger, the Concurrent PIPE Financing and the Pre-Closing Distribution and combines the historical balance sheets of Ambros and Werewolf as of such date. Based on Ambros’ preliminary review of Ambros’ and Werewolf’s summary of significant accounting policies and preliminary discussions between the management teams, the nature and amount of any adjustments to the historical financial statements of Werewolf to conform its accounting policies to those of Ambros are not expected to be material.

For accounting purposes, Ambros is considered to be the acquiring company and the Merger is expected to be accounted for as a reverse recapitalization of Werewolf by Ambros because, at the Closing, the pre-combination assets of Werewolf are expected to be primarily cash and cash equivalents and other non-operating assets. Under reverse recapitalization accounting, the assets and liabilities of Werewolf will be recorded, as of the completion of the Merger, at their fair value, which is expected to approximate the carrying value of the pre-combination assets. Any difference between the final fair value of the consideration transferred and the fair value of the net assets of Werewolf will be reflected as an adjustment to additional paid-in capital. No goodwill and no intangible assets are recognized.
The unaudited pro forma condensed combined financial information may differ from the final recapitalization accounting for a number of reasons, including that the estimate of the fair value of Werewolf’s net assets at the Closing is preliminary and subject to change up to the Closing.
3.	Shares of Werewolf Common Stock Issued to Ambros Stockholders upon the Closing
At the Closing, each then-outstanding share of Ambros Capital Stock, including each share of Ambros Common Stock issued upon the Ambros Preferred Stock Conversion, will be converted into the right to receive a number of shares of Werewolf Common Stock equal to the Exchange Ratio, or Merger Pre-Funded Warrants in lieu thereof. For purposes of the unaudited pro forma condensed combined financial information, the assumed Exchange Ratio of 10.7623 was derived on a fully diluted, as-converted basis using the treasury stock method and assumes a Werewolf Valuation of $44.4 million and an Ambros Equity Value of $500.0 million.
The estimated number of shares of Werewolf Common Stock expected to be issued (ignoring rounding of fractional shares) assumes Final Werewolf Net Cash at the Closing of $26.9 million and is determined as follows:

Ambros Outstanding Shares at August 18, 2026, fully diluted and as converted	50,837,059
Assumed Exchange Ratio	10.7623
Estimated Ambros Merger Shares to be issued upon the Closing	547,123,679
Estimated Concurrent PIPE Financing Merger Shares to be issued upon the Closing	164,136,743
Shares of Werewolf Common Stock held by existing Werewolf stockholders	48,601,487
Total estimated Post-Closing Werewolf Shares	759,861,909

The assumed Exchange Ratio used above and the estimated shares of Werewolf Common Stock issued to Ambros securityholders have not been adjusted to give effect to the proposed Reverse Stock Split because the Reverse Stock Split Ratio has not yet been determined.
4.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements
Adjustments included in the column under the heading “Transaction Accounting Adjustments” reflect the application of the required accounting to the Transactions, including the Merger, the Concurrent PIPE Financing and the Pre-Closing Distribution, the consummation of which is conditioned on receipt of the applicable Werewolf stockholder approvals. They do not include the EMD Asset Sale, which is not subject to that vote and which is reflected as an adjustment to Werewolf’s historical balance sheet in Note 4(b). Further analysis will be performed after the completion of the Merger to confirm these estimates and make adjustments as necessary.
Both Ambros and Werewolf have a history of generating net operating losses and maintain a full valuation allowance against their net deferred tax assets. Management assessed the applicable statutory rates in respect of the pro forma adjustments and determined that the resulting tax effect would be fully offset by a corresponding change in the valuation allowance, and management has not identified any change in tax position arising from the Transactions that would result in an incremental tax expense or benefit. Accordingly, no tax-related adjustments have been reflected.

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:
(a)
To reflect the sale and issuance of 164,136,743 shares of Werewolf Common Stock, and PIPE Pre-Funded Warrants in lieu thereof, in the Concurrent PIPE Financing for gross proceeds of $150.0 million, less estimated issuance costs of $8.3 million, as an increase in cash and cash equivalents, common stock and additional paid-in capital. Shares issuable upon exercise of the PIPE Pre-Funded Warrants are treated as outstanding shares of common stock.

(b)
To reflect the EMD Asset Sale, pursuant to which Werewolf sold the Transferred Assets to EMD on August 14, 2026, for $28.0 million together with a $0.9 million reimbursement, or $28.9 million in the aggregate, as an increase in cash and cash equivalents and a corresponding decrease in accumulated deficit.

(c)
To reflect $4.0 million of estimated Ambros transaction costs in connection with the Merger, such as legal fees, accounting expenses and consulting fees, as an increase in accrued expenses and a reduction of additional paid-in capital as they reflect direct and incremental costs of the reverse recapitalization.

(d)
To reflect $12.2 million of estimated Werewolf transaction expenses, consisting of adviser, legal, accounting, proxy solicitation, filing costs and the premium for the directors’ and officers’ liability insurance tail policy, of which $9.4 million had not been accrued as of June 30, 2026, as an increase in accrued expenses and additional paid in capital.

(e)
To reflect $1.3 million of severance payable upon a qualifying termination of employment in connection with the Merger and not accrued as of June 30, 2026, as an increase in accrued expenses and in accumulated deficit in the unaudited pro forma condensed combined balance sheet. In the unaudited pro forma condensed combined statement of operations and comprehensive loss for the year ended December 31, 2025, $0.2 million and $1.1 million are reflected as research and development and general and administrative expense, respectively.

(f)
To reflect the conversion of 34,476,913 shares of Ambros Preferred Stock into shares of Ambros Common Stock immediately prior to the Effective Time and the exchange of all outstanding shares of Ambros Capital Stock into 547,123,679 shares of Werewolf Common Stock at the Exchange Ratio of 10.7623, as a reclassification of the carrying amount from convertible preferred stock to common stock and additional paid-in capital. Common stock is stated at Werewolf’s par value of $0.0001 per share.

(g)
To reflect $1.4 million of compensation cost arising from the acceleration of vesting of unvested Werewolf Options upon a change in control. The charge is incurred by Werewolf before the Effective Time and increases Werewolf’s pre-combination additional paid-in capital and accumulated deficit by the same amount.

(h)
Pro forma basic and diluted net loss per share has been adjusted to reflect the pro forma net loss for the year ended December 31, 2025 and the six months ended June 30, 2026 and the estimated number of shares of Werewolf Common Stock outstanding, which excludes all outstanding options and restricted stock units as antidilutive. Because the Merger is assumed to have been completed on January 1, 2025, those shares are treated as outstanding for the whole of each period. Pro forma weighted average shares outstanding has been calculated as follows:

	Year Ended December 31, 2025	Six Months Ended June 30, 2026
Ambros weighted average shares of common stock outstanding	10,169,717	10,751,334
Impact of Ambros convertible preferred stock assuming conversion as of January 1, 2025	34,476,913	34,476,913
Total	44,646,630	45,228,247
Application of the assumed Exchange Ratio	10.7623	10.7623
Adjusted Ambros weighted shares outstanding	480,500,426	486,759,963
Issuance of shares of Werewolf Common Stock in the Concurrent PIPE Financing	164,136,743	164,136,743
Historical Werewolf shares outstanding	46,018,888	48,597,177
Pro forma weighted average number of shares of common stock, basic and diluted	690,656,057	699,493,883

(i)	To reflect the elimination of Werewolf’s historical net equity, which represents the net assets acquired in the Merger (in thousands):

Pre-combination Werewolf additional paid-in capital:
Werewolf transaction costs (Note 4(d))	$9,383
Pre-combination stock-based compensation for assumed awards (Note 4(g))	(1,415)
Historical additional paid-in capital	(501,559)
Total pre-combination additional paid-in capital	(493,591)
Pre-combination Werewolf accumulated deficit:
EMD Asset Sale, presented as an adjustment to historical (Note 4(b))	(28,850)
Pre-combination stock based compensation for assumed awards (Note 4(g))	1,415
Historical accumulated deficit	485,272
Total pre-combination accumulated deficit	$457,837
Total adjustment to historical equity (net assets of Werewolf)	$(35,754)

(j)	The total impact to equity of the transaction accounting adjustments is as follows (in thousands):

Adjustment	Common stock	Additional paid-in capital	Accumulated deficit	Total
Conversion of Ambros Preferred Stock (Note 4(f))	$55	$161,141	$—	$161,196
Elimination of Werewolf’s historical equity carrying value (Note 4(i))		(493,591)	457,837	(35,754)
Adjustment to Werewolf’s historical equity (Note 4(i))		35,754		35,754
Issuance of Werewolf Common Stock in the Concurrent PIPE Financing, net of fees (Note 4(a))	16	141,657		141,673
To reflect severance payable upon a qualifying termination of employment in connection with the merger (Note 4(e))		—	(1,279)	(1,279)
Reverse recapitalization transaction costs of Ambros (Note 4(c))		(3,986)		(3,986)
Pre-combination stock based compensation for assumed awards (Note 4(g))		1,415	(1,415)	—
Werewolf estimated remaining transaction costs (Note 4(d))		(9,383)		(9,383)
Total adjustment	$ 71	$ (166,993)	$ 455,143	$ 288,221

DESCRIPTION OF WEREWOLF CAPITAL STOCK
The following description of the material terms of Werewolf Common Stock and Werewolf Preferred Stock is not complete and is qualified in its entirety by reference to the Werewolf Charter and the Werewolf Bylaws. This description is subject to the detailed provisions of, and is qualified by reference to, the Werewolf Charter and the Werewolf Bylaws, which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part and are incorporated herein by reference. This summary does not reflect the effect of the Authorized Share Increase Amendment or the Reverse Stock Split.
Authorized Capital Stock
The total number of shares of capital stock that Werewolf has authority to issue is 205,000,000 shares. This authorized capital stock consists of 200,000,000 shares of Werewolf Common Stock and 5,000,000 shares of Werewolf Preferred Stock, all of which are undesignated.
Common Stock
Holders of Werewolf Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by Werewolf stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Any matters other than the election of directors to be voted upon by Werewolf’s stockholders at a meeting are decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter, except when a different vote is required by law, the Werewolf Charter or the Werewolf Bylaws.
Holders of Werewolf Common Stock are entitled to receive, proportionately, any dividends that may be declared by the Werewolf Board, subject to any preferential dividend or other rights of any outstanding Werewolf Preferred Stock.
In the event of Werewolf’s liquidation, dissolution or winding up, holders of Werewolf Common Stock are entitled to receive, proportionately, all assets available for distribution to stockholders after payment of all debts and other liabilities and subject to any preferential or other rights of any outstanding Werewolf Preferred Stock. Holders of Werewolf Common Stock have no preference, preemptive, subscription, redemption or conversion rights. All outstanding shares of Werewolf Common Stock are fully paid and not liable to further calls or assessment by Werewolf. The rights, preferences and privileges of holders of Werewolf Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Werewolf Preferred Stock that Werewolf may designate and issue in the future.
Werewolf Common Stock is listed on Nasdaq under the symbol “HOWL.”
Preferred Stock
The Werewolf Board is authorized to issue up to 5,000,000 shares of “blank check” preferred stock in one or more series without stockholder approval. The Werewolf Board has discretion to determine the rights, preferences, privileges and restrictions of each series of Werewolf Preferred Stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The issuance of Werewolf Preferred Stock could impede the completion of a merger, tender offer or other takeover attempt.
Charter and Bylaw Provisions; Takeover Statutes
A number of provisions in the Werewolf Charter, the Werewolf Bylaws and the DGCL may make it more difficult to acquire control of Werewolf or remove its management. For additional details regarding these provisions, please see the section entitled “Comparison of Stockholders’ Rights” of this proxy statement/prospectus.
Structure of Board; Removal of Directors
The Werewolf Charter and the Werewolf Bylaws divide the Werewolf Board into three classes with staggered three-year terms. In addition, the Werewolf Charter and the Werewolf Bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all Werewolf stockholders would be entitled to cast in an election of directors or class of directors. Under the Werewolf Charter and the Werewolf Bylaws, any vacancy on the Werewolf Board, including a vacancy resulting from an enlargement of the Werewolf Board, may be filled only by the vote of a majority of the directors then in office.

Furthermore, the Werewolf Charter and the Werewolf Bylaws provide that the authorized number of directors may be changed only by resolution of the Werewolf Board. The classification of the Werewolf Board and the limitations on the ability of Werewolf stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Werewolf.
Supermajority Voting
The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as applicable, requires a greater percentage, except that, under Section 242(d) of the DGCL and subject to the conditions set forth therein, an amendment to increase the number of authorized shares of a class of stock, or to effect a reverse stock split of a class of stock, that is listed on a national securities exchange may be approved by a majority of the votes cast on the amendment, as described in the sections entitled “Werewolf Proposals—Proposal No. 3—The Authorized Share Increase Proposal” and “Werewolf Proposals—Proposal No. 4—The Reverse Stock Split Proposal” of this proxy statement/prospectus. The Werewolf Charter provides that, subject to the rights of holders of any series of Werewolf Preferred Stock, the Werewolf Board may adopt, amend, alter or repeal the Werewolf Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the Werewolf Board at which a quorum is present, and that, notwithstanding any other provisions of law, Werewolf stockholders may adopt, amend, alter or repeal the Werewolf Bylaws, or adopt any provision inconsistent therewith, only with the affirmative vote of the holders of at least two-thirds of the votes that all Werewolf stockholders would be entitled to cast in an election of directors or class of directors, in addition to any other vote required by the Werewolf Charter. In addition, notwithstanding any other provisions of law, the affirmative vote of the holders of at least two-thirds of the votes that all Werewolf stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provision inconsistent with the provisions of the Werewolf Charter addressing amendments to the Werewolf Bylaws, the management of the business and the conduct of the affairs of Werewolf (including the provisions relating to the classification of the Werewolf Board, the removal of directors and the filling of vacancies described above), stockholder action by written consent and special meetings of stockholders.
Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations
The Werewolf Charter and the Werewolf Bylaws provide that any action required or permitted to be taken by Werewolf stockholders at an annual or special meeting of stockholders may be taken only if properly brought before the meeting and may not be taken by written action in lieu of a meeting. The Werewolf Charter and the Werewolf Bylaws also provide that, except as otherwise required by law, special meetings of stockholders may be called only by the Werewolf Board. In addition, the Werewolf Charter and the Werewolf Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Werewolf Board. Stockholders at an annual meeting may consider only proposals or nominations specified in the notice of meeting, brought before the meeting by or at the direction of the Werewolf Board, or brought by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and has delivered timely written notice, in proper form, to the Werewolf Corporate Secretary of the stockholder’s intention to bring such business before the meeting. Generally, to be timely, a stockholder’s notice must be received in writing by the Corporate Secretary at Werewolf’s principal executive office not less than 90 days nor more than 120 days before the first anniversary of the preceding year’s annual meeting. The Werewolf Bylaws specify the form and content requirements for all stockholder notices. These provisions could have the effect of delaying until the next stockholder meeting actions favored by holders of a majority of Werewolf’s outstanding voting securities. These provisions also could discourage a third party from making a tender offer for Werewolf Common Stock because, even if the third party acquired a majority of Werewolf’s outstanding voting stock, it could take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders’ meeting and not by written consent.
Delaware Business Combination Statute
Werewolf is subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of the corporation’s board of directors, the business combination is approved by the corporation’s board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of the corporation’s outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving Werewolf and the “interested stockholder” and the sale of more than 10% of a corporation’s assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of a corporation’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
Exclusive Forum Provision
The Werewolf Charter provides that, unless Werewolf consents in writing to the selection of an alternative forum, the Court of Chancery (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of proceedings: (1) any derivative action or proceeding brought on behalf of Werewolf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of Werewolf’s directors, officers, employees or stockholders to Werewolf or Werewolf’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery, or (4) any action asserting a claim arising pursuant to any provision of the Werewolf Charter or the Werewolf Bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. These choice-of-forum provisions will not apply to claims arising under the Securities Act, the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. Furthermore, the Werewolf Charter provides that, unless Werewolf consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claims arising under the Securities Act. Although the Werewolf Charter contains the choice-of-forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable.

COMPARISON OF STOCKHOLDERS’ RIGHTS
If the transactions are completed, Ambros stockholders will receive shares of Werewolf Common Stock in connection with the Merger (or Merger Pre-Funded Warrants in lieu thereof) and become stockholders of Werewolf, as applicable. The following is a summary of certain differences between (i) the current rights of Werewolf stockholders under Delaware law, the Werewolf Charter and the Werewolf Bylaws, and (ii) the rights of Ambros stockholders under Delaware law, the amended and restated certificate of incorporation of Ambros (the “Ambros Charter”), the bylaws of Ambros (the “Ambros Bylaws”), that certain investors’ rights agreement, dated September 30, 2025, by and among Ambros and the parties thereto (the “Ambros IRA”), and that certain Right of First Refusal and Co-Sale Agreement, dated September 30, 2025, by and among Ambros and the parties thereto (the “Ambros ROFRCS”).
The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Werewolf’s and Ambros’ governing documents (which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part and which Werewolf and Ambros urge you to read carefully and in their entirety).
In addition, the identification of some of the differences in the rights of Werewolf and Ambros stockholders is not intended to indicate that other differences that are equally important do not exist. Werewolf and Ambros urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL and the other documents to which Werewolf and Ambros refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of an Ambros stockholder and the rights of a Werewolf stockholder.
Werewolf and Ambros are each incorporated under the laws of the State of Delaware and, accordingly, the rights of Ambros stockholders and Werewolf stockholders are both governed by the DGCL and other applicable Delaware law. Thus, following the Merger, the rights of Ambros stockholders who become Werewolf stockholders in connection with the Merger will continue to be governed by the DGCL and other applicable Delaware law.

	WEREWOLF	AMBROS
Authorized Capital Stock
The Werewolf Charter authorizes 205,000,000 shares of capital stock, consisting of (i) 200,000,000 shares of Werewolf Common Stock, and (ii) 5,000,000 shares of Werewolf Preferred Stock.

As of the Record Date, there were issued and outstanding [ ] shares of Werewolf Common Stock. No shares of Werewolf Preferred Stock were outstanding.

Ambros is authorized to issue two classes of capital stock, which are designated “Ambros Common Stock” and “Ambros Preferred Stock.” The total number of shares that Ambros is authorized to issue is 88,476,913 shares, of which 54,000,000 shares are Ambros Common Stock and 34,476,913 shares are Ambros Preferred Stock.

26,686,702 shares of the authorized Ambros Preferred Stock are designated “Series A-1 Preferred Stock,” and 7,790,211 shares of the authorized Ambros Preferred Stock are designated “Series A-2 Preferred Stock.”

Voting Rights
Each holder of Werewolf Common Stock shall have voting rights at all meetings of stockholders, each such holder being entitled to one vote for each share of Werewolf Common Stock held.

Except as otherwise required by law, holders of Werewolf Common Stock shall not be entitled to vote on any amendment to the Werewolf Charter that relates solely to the terms of one or more outstanding series of Werewolf Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such

The holders of shares of Ambros Common Stock are entitled to one vote for each share held with respect to all matters voted on by the stockholders of Ambros.

On any matter presented to the stockholders of Ambros, the holders of outstanding shares of Ambros Preferred Stock vote together with the holders of Ambros Common Stock as a single class and on an as-converted to Ambros Common Stock basis, except as provided by law or the Ambros Charter. At all times when at least 4,171,444 shares of Ambros Preferred Stock remain outstanding, the holders of record

	WEREWOLF	AMBROS

series, to vote thereon pursuant to the Werewolf Charter or the DGCL.

Holders of Werewolf Preferred Stock may have such voting rights as determined by the Werewolf Board in the applicable certificate of designation.

of the shares of Ambros Preferred Stock, exclusively and voting together as a separate class on an as-converted to Ambros Common Stock basis, are entitled to elect three directors of Ambros (the “Ambros Preferred Directors”).

Cumulative Voting	The Werewolf Charter and Werewolf Bylaws do not provide for cumulative voting.
The Ambros Charter and Ambros Bylaws do not provide for cumulative voting, except to the extent Ambros is subject to Section 2115 of the California Corporations Code, in which case stockholders may have cumulative voting rights as provided in the Ambros Charter.

Rights of Preferred Stock
The Werewolf Board may issue Werewolf Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL.

As of the date of this proxy statement/prospectus, no shares of Werewolf Preferred Stock are outstanding.

If at least 4,171,444 shares of Ambros Preferred Stock remain outstanding (subject to appropriate adjustment for stock splits and similar recapitalizations), Ambros may not take any of the following actions without the prior written consent or affirmative vote of the Requisite Holders: (i) liquidate, dissolve or wind up Ambros or effect any Deemed Liquidation Event (as defined below); (ii) amend the Ambros Charter or Ambros Bylaws in a manner that adversely affects the Ambros Preferred Stock; (iii) create or issue capital stock or convertible securities ranking senior to or on parity with the Ambros Preferred Stock; (iv) increase or decrease the authorized shares of Ambros Common Stock or Ambros Preferred Stock; (v) declare or pay any dividend, redemption or distribution on capital stock, other than expressly authorized Ambros Preferred Stock distributions, repurchases from former service providers at the original purchase price, and repurchases under Ambros’ right of first offer; (vi) sell, license, pledge or encumber material technology or intellectual property outside the ordinary course; (vii) create or hold capital stock in any non-wholly-owned subsidiary (other than de minimis holdings required by non-U.S. law), permit a subsidiary to issue capital stock, or sell a subsidiary’s stock or substantially all of its assets; or (viii) change the authorized number of directors or their voting rights. In addition, without the approval of the Requisite Directors (as defined below), Ambros may not (a) create or incur indebtedness for borrowed money (subject to a $100,000 aggregate threshold with customary exceptions for equipment leases, bank lines and ordinary-course trade payables), (b) make loans or advances not in the approved

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annual budget (other than ordinary-course advances), (c) guarantee indebtedness (other than ordinary-course trade accounts), or (d) enter into any related party transaction.

Number and Qualification of Directors
Subject to the rights of holders of any series of Werewolf Preferred Stock to elect directors, the number of directors shall be established from time to time by the Werewolf Board. Directors need not be stockholders of Werewolf.

There are currently seven members of the Werewolf Board.

Subject to the rights of holders of any series of Ambros Preferred Stock to elect directors as provided in the Ambros Charter, the Ambros Bylaws provide that the authorized number of directors of Ambros is fixed by the Ambros Board from time to time. Directors need not be stockholders.

Structure of Board of Directors; Term of Directors; Election of Directors
Subject to the rights of holders of any series of Werewolf Preferred Stock to elect directors, the Werewolf Board is divided into three classes, designated Class I, Class II and Class III, with each class consisting, as nearly as possible, of one-third of the total number of directors.

Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected; provided that the term of each director shall continue until the election and qualification of a successor, subject to the director’s earlier death, resignation or removal.

When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Election of directors need not be by written ballot.

The Ambros Charter provides that, at all times when at least 4,171,444 shares of Ambros Preferred Stock remain outstanding, (i) the holders of record of the shares of Ambros Preferred Stock, exclusively and voting together as a separate class on an as-converted to Ambros Common Stock basis, are entitled to elect the Ambros Preferred Directors; (ii) the holders of record of the shares of Ambros Common Stock, exclusively and voting together as a separate class, are entitled to elect three directors of Ambros (the “Ambros Common Directors”); and (iii) the holders of record of the shares of Ambros Common Stock and of any other class or series of voting stock (including the Ambros Preferred Stock), exclusively and voting together as a single class on an as-converted to Ambros Common Stock basis, are entitled to elect the balance of the total number of directors of Ambros (the “Ambros At-Large Directors”).

Removal of Directors
Subject to the rights of holders of any series of Werewolf Preferred Stock, directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all stockholders would be entitled to cast in an election of directors or class of directors.

The Ambros Charter provides that any director elected as an Ambros Preferred Director, Ambros Common Director or Ambros At-Large Director may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. Subject to any limitations imposed by applicable law and unless otherwise provided in the Ambros Charter, the Ambros Bylaws provide that the Ambros Board or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of

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the voting power of all then-outstanding shares of capital stock of Ambros entitled to vote generally at an election of directors.

Vacancies on the Board of Directors
Subject to the rights of holders of any series of Werewolf Preferred Stock, any vacancy or newly created directorship on the Werewolf Board, however occurring, shall be filled only by the vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders.

A director elected to fill a vacancy or to fill a position resulting from a newly created directorship shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.

Unless otherwise provided in the Ambros Charter, and subject to the rights of the holders of any series of Ambros Preferred Stock, the Ambros Bylaws provide that any vacancies on the Ambros Board, however occurring, and any newly created directorships resulting from any increase in the number of directors, are filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, unless the Ambros Board determines by resolution that such vacancies or newly created directorships will be filled by the stockholders; provided, however, that whenever the holders of any class or series of stock are entitled to elect one or more directors, vacancies and newly created directorships of such class or series are filled by a majority of the directors elected by such class or series then in office, or by a sole remaining director so elected. A director elected to fill a vacancy holds office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor has been elected and qualified. In addition, the Ambros Charter provides that if the holders of Ambros Preferred Stock or Ambros Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, any such directorship not so filled remains vacant until the holders of the applicable class fill it, and that a vacancy in any Ambros At-Large Director seat may be filled either by the vote or written consent of the stockholders entitled to elect the Ambros At-Large Directors, or by the vote or written consent of a majority of the remaining directors.

Special Meeting of the Stockholders
Special meetings of stockholders may be called for any purpose and at any time only by the Werewolf Board, and may not be called by any other person. Business transacted at any special meeting shall be limited to matters relating to the purpose stated in the notice of meeting. Werewolf may postpone, reschedule or cancel any previously scheduled special meeting.

The Ambros Bylaws provide that special meetings of stockholders may be called, for any purpose or purposes, by (i) the Chair of the Ambros Board, (ii) the Chief Executive Officer of Ambros, (iii) the Ambros Board pursuant to a resolution adopted by directors representing a quorum of the directors then serving, or (iv) the holders of shares entitled to cast not less than 20% of the voting power of all then-outstanding shares of capital stock of Ambros. No business may be transacted at such special

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meeting other than as specified in the notice of meeting. The Ambros Charter provides that at any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series of capital stock entitled to elect such director constitutes a quorum for the purpose of electing such director.

Stockholder Action by Written Consent	Werewolf stockholders may not take any action by written consent in lieu of a meeting of stockholders.
Unless otherwise provided in the Ambros Charter, the Ambros Bylaws provide that any action required by statute to be taken at any annual or special meeting of stockholders, or any action that may be taken at any such meeting, may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and such consent is delivered to Ambros in the manner required by the DGCL within 60 days of the first date on which a consent is so delivered.

Quorum
The holders of a majority in voting power of the shares of Werewolf capital stock issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communications in a manner, if any, authorized by the Werewolf Board in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that, when a separate vote by a class or series of capital stock is required, the holders of a majority in voting power of the shares of such class or series of Werewolf capital stock issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communications in a manner, if any, authorized by the Werewolf Board in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter.

A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Ambros Board. The Ambros Bylaws provide that, unless the Ambros Charter requires a greater number, a quorum of the Ambros Board consists of a majority of the total number of directors then serving, provided that such number is never less than one-third of the total number of directors authorized, except that when one director is authorized, one director constitutes a quorum.

Ambros Stockholders. The Ambros Bylaws provide that at all meetings of stockholders, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote constitutes a quorum for the transaction of business. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

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Notice of Stockholder Meetings
Except as otherwise provided by law, the Werewolf Charter or the Werewolf Bylaws, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given in accordance with Section 232 of the DGCL. The notices of all meetings shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting. Notice of a special meeting shall also state the purpose for which the meeting is called.

The Ambros Bylaws provide that, except as otherwise provided by law, notice given in accordance with Section 232 of the DGCL of each meeting of stockholders must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, specifying the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at the meeting.

If a meeting of stockholders is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, and the means of remote communications, if any, are (a) announced at the meeting at which the adjournment is taken, (b) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (c) set forth in the notice of meeting of stockholders. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting.

Advance Notice Requirements for Stockholder Nominations and Other Provisions
Subject to the rights of holders of any series of Werewolf Preferred Stock to elect directors, director nominations may be made only by or at the direction of the Werewolf Board or by a stockholder of record who is entitled to vote for the nominee when the notice is given, on the record date and at the meeting, and who timely delivers a notice in proper form and otherwise complies with the Werewolf Bylaws. The number of nominees a stockholder may nominate for election at a meeting on its own behalf (or, in the case of one or more stockholders giving the notice on behalf of a beneficial owner, the number of nominees such stockholders may collectively nominate for election at the meeting on behalf of such beneficial owner) may not exceed the number of directors to be elected at such meeting.

Other business may be brought before an annual meeting only if specified in the notice of meeting, brought by or at the direction of the Werewolf Board, or properly brought by a stockholder of record who is entitled to vote on the business when the notice is given, on the record date and at

The Ambros Bylaws provide that, for business to be properly brought before an annual meeting by a stockholder, or for a stockholder to nominate a person for election as a director, the stockholder must give timely notice thereof in writing to the Secretary of Ambros at Ambros’ principal executive offices. To be timely, a stockholder’s notice must be delivered not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after such anniversary, notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

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the meeting, and who timely delivers a notice in proper form and otherwise complies with the Werewolf Bylaws. Any business proposed by a stockholder must also constitute a proper matter under Delaware law for stockholder action.

For an annual meeting, a stockholder notice generally must be received by Werewolf’s Corporate Secretary at Werewolf’s principal executive office not less than 90 nor more than 120 days before the first anniversary of the preceding year’s annual meeting. If the annual meeting is advanced by more than 30 days or delayed by more than 60 days from that anniversary, or if no annual meeting was held or deemed held in the preceding year, the notice must be received no earlier than 120 days before the meeting and no later than the close of business on the later of 90 days before the meeting and the tenth day following the day on which notice of the meeting date was given or public disclosure of the meeting date was made, whichever first occurs. An adjournment or postponement of a meeting does not commence a new notice period or extend an applicable notice period.

The Werewolf Bylaws also contemplate stockholder nominations at a special meeting if the Werewolf Board has determined that directors will be elected at the special meeting, the nomination is for a director position that the Werewolf Board has determined will be filled at the meeting and stockholders are not then prohibited from filling vacancies or newly created directorships. However, the Werewolf Charter currently provides that vacancies and newly created directorships may be filled only by the Werewolf Board and not by stockholders. Special meetings may be called only by the Werewolf Board, and business conducted at a special meeting is limited to matters relating to the purposes stated in the notice of meeting.

Unless Werewolf elects otherwise, a stockholder notice must be in writing and not by electronic transmission and must be delivered by hand (including by overnight courier service) or by certified or registered mail, return receipt requested.

A notice nominating directors must include the information, representations and agreements specified in the Werewolf Bylaws concerning

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each proposed nominee, the nominating stockholder, any beneficial owner on whose behalf the nomination is made and other Stockholder Associated Persons, including information regarding stock ownership, material financial interests, agreements and arrangements, derivative or hedging arrangements and proxy solicitation intentions. The notice must also include the representations and information required by the Werewolf Bylaws regarding Rule 14a-19 under the Exchange Act, where applicable. A nomination notice must be accompanied by the nominee’s written consent to being named in Werewolf’s proxy statement and accompanying proxy card and to serve as a director if elected. Certain required information must be updated after the record date and before the meeting within the periods specified in the Werewolf Bylaws.

A notice regarding any other matter a stockholder proposes to bring before an annual meeting must include the information, representations and agreements specified in the Werewolf Bylaws concerning the proposing stockholder, any beneficial owner on whose behalf the proposal is made and other Stockholder Associated Persons. Among other things, the notice must include a brief description of the proposed business, the text of the proposal (including the exact text of any proposed resolutions or proposed amendment to the Werewolf Bylaws), the reasons for conducting the proposed business, and specified information concerning stock ownership, material financial interests, related agreements and arrangements, derivative or hedging arrangements and proxy solicitation intentions. Certain required information must be updated after the record date and before the meeting within the periods specified in the Werewolf Bylaws. A stockholder proposal that complies with Rule 14a-8 under the Exchange Act and is to be included in Werewolf’s proxy statement for an annual meeting will be deemed to comply with the notice requirements of the Werewolf Bylaws.

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Charter Amendments
The Werewolf Charter reserves the right to amend, alter, change or repeal any provision in the manner prescribed by statute and the Werewolf Charter.

The affirmative vote of the holders of at least two-thirds of the votes that all stockholders would be entitled to cast in an election of directors or class of directors is required to amend or repeal, or adopt a provision inconsistent with, the provisions of the Werewolf Charter addressing amendments to the Werewolf Bylaws, management of the business and the conduct of the affairs of Werewolf, stockholder action by written consent and special meetings of stockholders.

Any amendment to the Ambros Charter must be approved by the Ambros Board and thereafter must be approved by the requisite stockholder vote required by the DGCL. In addition, at any time when at least 4,171,444 shares of Ambros Preferred Stock (subject to adjustment) are outstanding, the Ambros Charter requires the written consent or affirmative vote of the Requisite Holders to amend, alter or repeal any provision of the Ambros Charter or the Ambros Bylaws in a manner that adversely affects the special rights, powers and preferences of the Ambros Preferred Stock, and to amend or repeal the corporate opportunities provisions of the Ambros Charter.

Amendment of Bylaws
Subject to the rights of holders of any series of Werewolf Preferred Stock, the Werewolf Board shall have the power to adopt, amend, alter or repeal the Werewolf Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the Werewolf Board at which a quorum is present.

Werewolf stockholders may not adopt, amend, alter or repeal the Werewolf Bylaws, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by the Werewolf Charter, by the affirmative vote of the holders of at least two-thirds of the votes that all the stockholders would be entitled to cast in an election of directors or class of directors.

The Ambros Bylaws provide that the Ambros Board is expressly empowered to adopt, amend or repeal the Ambros Bylaws. The stockholders also have the power to adopt, amend or repeal the Ambros Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock required by law or by the Ambros Charter, such action by stockholders requires the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. In addition, at any time when at least 4,171,444 shares of Ambros Preferred Stock (subject to adjustment) are outstanding, the Ambros Charter requires the written consent or affirmative vote of the Requisite Holders to amend, alter or repeal any provision of the Ambros Bylaws in a manner that adversely affects the special rights, powers and preferences of the Ambros Preferred Stock.

Limitation on Director Liability
Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no Werewolf director shall be personally liable to Werewolf or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. If the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the director’s liability shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

No amendment, repeal or elimination of this provision applies to or affects its application to an

The Ambros Charter provides that, to the fullest extent permitted by law, a director or officer of Ambros shall not be personally liable to Ambros or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this provision to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of Ambros shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

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act or omission of a director occurring before the amendment, repeal or elimination.

Indemnification
The Werewolf Charter requires Werewolf to indemnify each person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Werewolf), by reason of the fact that the person is or was, or has agreed to become, a director or officer of Werewolf; is or was serving, or has agreed to serve, at the request of Werewolf, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan); or is alleged to have taken or omitted any action in such capacity. Subject to the standards and limitations in the Werewolf Charter, the indemnification covers all expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with such action, suit or proceeding and any appeal therefrom.

For proceedings other than actions by or in the right of Werewolf, the indemnitee generally must have acted in good faith and in a manner reasonably believed to be in, or not opposed to, Werewolf’s best interests and, in a criminal proceeding, must have had no reasonable cause to believe the conduct was unlawful.

For actions by or in the right of Werewolf, indemnification generally covers all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with such action, suit or proceeding and any appeal therefrom, subject to the applicable standard of conduct and the limitation that, if the indemnitee is adjudged liable to Werewolf, indemnification for expenses is available only to the extent a court determines that the indemnitee is fairly and reasonably entitled to such indemnification.

An indemnitee who is successful on the merits or otherwise in defense of a covered proceeding or claim is entitled to indemnification for all

The Ambros Bylaws provide that Ambros will indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that Ambros may modify the extent of such indemnification by individual contracts with its directors and executive officers, and Ambros will not be required to indemnify any director or executive officer in connection with any proceeding initiated by such person except in limited circumstances. Further, the Ambros IRA contains customary cross-indemnification provisions, under which Ambros is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in a registration statement attributable to Ambros, and they are obligated to indemnify Ambros for material misstatements or omissions attributable to them.

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expenses (including attorneys’ fees) actually and reasonably incurred. Subject to the procedures, applicable standards of conduct and limitations in the Werewolf Charter, Werewolf must advance defense expenses upon receipt of the required undertaking to repay amounts advanced if a final judicial decision determines that the indemnitee is not entitled to indemnification.

Except for proceedings to enforce indemnification or advancement rights, Werewolf is not required to indemnify or advance expenses for a proceeding initiated by an indemnitee unless the Werewolf Board approved the initiation. The indemnification and advancement rights are nonexclusive, continue after the indemnitee ceases to serve and inure to the benefit of the indemnitee’s estate, heirs, executors and administrators. Werewolf may purchase and maintain insurance and may grant indemnification and advancement rights to other employees, agents or persons serving Werewolf.

Preemptive Rights	Holders of Werewolf Common Stock have no preemptive rights.
Major Investors (as defined below) are entitled to preemptive rights pursuant to the terms of the Ambros IRA. Such preemptive rights are not applicable to Exempted Securities (as defined below) or shares of Ambros Common Stock issued in an initial public offering.

Dividends
Dividends may be declared and paid on Werewolf Common Stock from funds lawfully available therefor if and when determined by the Werewolf Board, subject to any preferential dividend or other rights of any then outstanding Werewolf Preferred Stock. The Werewolf Board may fix a record date, not more than 60 days before the applicable action, for determining stockholders entitled to receive a dividend or other distribution.

Ambros shall not declare, pay or set aside any dividends on shares of Ambros Common Stock (or any other junior stock) unless the holders of Ambros Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Ambros Preferred Stock calculated on an as-converted to Ambros Common Stock basis, subject to certain exceptions set forth in the Ambros Charter. Any such dividends are payable only when, as, and if declared by the Ambros Board.

Stockholder Rights Plan	Werewolf does not currently have a stockholders’ rights plan in effect.	Ambros does not currently have a stockholders’ rights plan in effect.

Transfer Restrictions
Shares of Werewolf Common Stock are transferable in the manner prescribed by law and the Werewolf Bylaws, and transfers must be made on Werewolf’s books or by a designated transfer agent of Werewolf. Certificated shares generally may be transferred upon surrender of the certificate to Werewolf or its transfer agent, properly endorsed or accompanied by a written assignment or power of attorney properly

The Ambros Bylaws impose transfer restrictions on shares of Ambros Common Stock, including a right of first refusal in favor of Ambros, subject to certain exempt transactions. In addition, the Ambros ROFRCS grants Ambros a right of first refusal to purchase all or any portion of transfer stock that a key holder may propose to transfer in a proposed key holder transfer, at the same price and on the same terms and conditions as those

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executed, together with proof of authority or the authenticity of signature as Werewolf or its transfer agent may reasonably require. Uncertificated shares may be transferred by delivery of a written assignment or power of attorney properly executed, together with such proof of authority or the authenticity of signature as Werewolf or its transfer agent may reasonably require.

Werewolf may be entitled to treat the record holder of stock shown on its books as the owner until the shares are transferred on Werewolf’s books.

Certificates representing shares subject to a transfer restriction under the Werewolf Charter, the Werewolf Bylaws, applicable securities laws or an agreement among stockholders or between stockholders and Werewolf shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

offered to the prospective transferee. In the event Ambros does not exercise such right, the Investors that are a party to such Ambros ROFRCS have a right to purchase all or any portion of the transfer stock not purchased by Ambros, and to participate on a pro rata basis in the proposed transfer.

Business Combination or Antitakeover Statute	Werewolf has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Werewolf.	Ambros is subject to the provisions of Section 203 of the DGCL.

Appraisal Rights	Neither the Werewolf Charter nor the Werewolf Bylaws provide for appraisal rights in any additional circumstance other than as required by applicable law.	Neither the Ambros Charter nor the Ambros Bylaws provide for appraisal rights in any additional circumstance other than as required by applicable law.

Forum for Adjudication of Disputes
Unless Werewolf consents in writing to the selection of an alternative forum, the Court of Chancery, or, if that court does not have jurisdiction, the federal district court for the District of Delaware, is, to the fullest extent permitted by law, the sole and exclusive forum for: (i) any derivative action or proceeding brought on Werewolf’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by a Werewolf director, officer, other employee or stockholder to Werewolf or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery or (iv) any action asserting a claim arising pursuant to any provision of the Werewolf Charter or Werewolf Bylaws or governed by the internal affairs doctrine.

Unless Ambros consents in writing to the selection of an alternative forum, the Ambros Charter provides the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Ambros, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Ambros to Ambros or Ambros’ stockholders, (iii) any action asserting a claim against Ambros, its directors, officers or employees arising pursuant to any provision of the DGCL or the Ambros Charter or the Ambros Bylaws, or (iv) any action asserting a claim against Ambros, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of

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These choice of forum provisions will not apply to claims arising under the Securities Act or the Exchange Act or to any other claim for which the federal courts have exclusive jurisdiction. Unless Werewolf consents in writing to an alternative forum, the federal district courts of the United States are, to the fullest extent permitted by law, the sole and exclusive forum for claims arising under the Securities Act. A person or entity acquiring or holding any interest in Werewolf capital stock is deemed to have notice of and consented to these forum provisions.

Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. The Ambros Bylaws contain a substantially similar forum selection provision.

“Deemed Liquidation Event” means (a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which (i) Ambros is a constituent party or (ii) a subsidiary of Ambros is a constituent party and Ambros issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance, except any such transaction in which the shares of capital stock of Ambros outstanding immediately prior thereto continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such transaction, a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such transaction, the parent corporation or entity of such surviving or resulting corporation or entity; or (b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by Ambros or any subsidiary of Ambros of all or substantially all the assets of Ambros and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance, or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of Ambros if substantially all of the assets of Ambros and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of Ambros.
“Requisite Directors” means the Ambros Board including a majority of the Preferred Directors then seated on the Ambros Board.
“Preferred Director” means the three directors of the Ambros Board that may be elected by the holders of record of the shares of Ambros Preferred Stock, exclusively and voting together as a separate class on an as-converted to Common Stock basis at all times when at least 4,171,444 shares of Ambros Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Ambros Preferred Stock).
“Exempted Securities” means the following shares of Ambros Common Stock and shares of Ambros Common Stock deemed issued pursuant to the following Ambros Options and convertible securities: (i) as to any series of Ambros Preferred Stock, shares of Ambros Common Stock, Ambros Options or convertible securities issued as a dividend or distribution on such series of Ambros Preferred Stock; (ii) shares of Ambros Common Stock, Ambros Options or convertible securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Ambros Common Stock; (iii) shares of Ambros Common Stock, Ambros Options or convertible securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Requisite Directors; (iv) shares of Ambros Common Stock or Ambros Options issued to employees or directors of, or consultants or advisors to, Ambros or any of its subsidiaries pursuant to a plan, agreement or arrangement approved (i) prior to the original issue date or (ii) by the Requisite Directors; (v) shares of Ambros Common Stock or convertible securities actually issued upon the exercise of Ambros Options or shares of Ambros Common Stock actually issued upon the conversion or exchange of convertible securities, in each case provided such issuance is pursuant to the terms of such Ambros Option or convertible security; (vi) shares of Ambros Common Stock, Ambros Options or convertible securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Requisite Directors; (vii) shares of Ambros Common Stock, Ambros Options or convertible securities issued as acquisition consideration pursuant to the acquisition of another corporation by Ambros by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Requisite Directors; (viii) shares of Ambros Common Stock issued in connection with a firmly underwritten public offering of Ambros’ Common Stock pursuant to an effective registration statement; (ix) shares of Ambros Common Stock, Ambros Options or convertible securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Requisite Directors; or (x) shares of Ambros Preferred Stock issued pursuant to and in accordance with the Series A Preferred Stock Purchase Agreement.
“Major Investors” means any investor that, individually or together with such investor’s affiliates, holds (or has committed to purchase pursuant to the Series A Preferred Stock Purchase Agreement) at least 4,255,319 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the effective date of the Ambros IRA); provided that (i) Balyasny shall be deemed to be a Major Investor solely for purposes of Section 4 of the Ambros IRA for so long as Balyasny continues to beneficially own an aggregate of at least 177,305 shares of Ambros Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the effective date of the Ambros IRA) and (ii) Arkin shall be deemed to be a Major Investor solely for purposes of Section 4 of the Ambros IRA for so long as Arkin continues to beneficially own an aggregate of at least 212,766 shares of Ambros Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the effective date of the Ambros IRA).
“Registrable Securities” means (i) the Ambros Common Stock issuable or issued upon conversion of the Ambros Preferred Stock and (ii) any Ambros Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i) above.

LEGAL MATTERS
The validity of the shares of Werewolf Common Stock to be issued in connection with the Merger will be passed upon by Sidley Austin LLP, New York, New York. Certain U.S. federal income tax consequences relating to the Merger will also be passed upon for Werewolf by Sidley Austin LLP, Chicago, Illinois.
EXPERTS
Werewolf
The consolidated financial statements of Werewolf Therapeutics, Inc. at December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, included in this proxy statement/prospectus of Werewolf which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Werewolf’s ability to continue as a going concern as described in Note 2 to Werewolf’s consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Ambros
The financial statements of Ambros Therapeutics, Inc. at December 31, 2025 and 2024, for the year ended December 31, 2025 and for the period from September 4, 2024 (Inception) to December 31, 2024 appearing in this proxy statement/prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
HOUSEHOLDING
SEC rules concerning the delivery of this proxy statement/prospectus allow Werewolf or your broker to send a single proxy statement/prospectus to any household at which two or more of Werewolf’s stockholders reside, if Werewolf or your broker believes that the stockholders are members of the same family, unless Werewolf or your broker has received contrary instructions from one or more of the stockholders. This practice, referred to as “householding,” benefits both you and Werewolf. It reduces the volume of duplicate information received at your household and helps to reduce Werewolf’s expenses.
Werewolf undertakes to deliver promptly, upon written or oral request, a separate copy to a stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered. You may make a written or oral request by sending a notification to Werewolf’s Corporate Secretary at Werewolf’s principal executive offices, located at 303 Wyman Street, Suite 300, Waltham, Massachusetts 02451, or an oral request by calling Werewolf at (617) 952-0555, providing your name, your shared address, and the address to which Werewolf should direct the additional copy of this proxy statement/prospectus. Multiple stockholders sharing an address who have received one copy of a mailing and would prefer Werewolf to mail each stockholder a separate copy of future mailings should contact Werewolf at the address or telephone number above. Additionally, if current stockholders with a shared address received multiple copies of a mailing and would prefer Werewolf to mail one copy of future mailings to stockholders at the shared address, notification of that request may also be made at the address or telephone number above.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS
Unless the context otherwise requires, references in this section to “we,” “us” and “our” refer to Werewolf.
Special Meeting
Because the Werewolf Board has determined that two Class II directors will be elected at the Special Meeting, the Werewolf Bylaws permit a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting, to nominate one or more persons for election as a Class II director at the Special Meeting, subject to compliance with the advance notice and other requirements set forth in Section 1.11 of the Werewolf Bylaws. To be timely, a stockholder’s notice of nomination must be received in writing by our Corporate Secretary at our principal executive office no later than [  ], 2026. For more information, see the section entitled “Information About the Special Meeting—Stockholder Nominations of Directors at the Special Meeting” of this proxy statement/prospectus. Stockholders may not otherwise bring business before the Special Meeting, because business transacted at a special meeting of stockholders is limited to the purposes stated in the notice of the meeting.
2026 Annual Meeting
Our 2026 annual meeting of stockholders has not yet been scheduled. We will provide notice of, or otherwise publicly disclose, once available, the date on which our 2026 annual meeting of stockholders will be held, in compliance with Rule 14a-5 under the Exchange Act. Our 2026 annual meeting of stockholders will be more than 60 days after the anniversary of the date of our 2025 annual meeting of stockholders.
A stockholder who would like to have a proposal considered for inclusion in our 2026 proxy statement must submit the proposal in accordance with the procedures outlined in Rule 14a-8 of the Exchange Act so that it is received by us a reasonable time before we begin to print and send our proxy statement for our 2026 annual meeting of stockholders. The anticipated date of mailing proxy materials will be announced in the notice we publish in connection with our 2026 annual meeting of stockholders. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to Werewolf Therapeutics, Inc., 303 Wyman Street, Suite 300, Waltham, Massachusetts 02451, Attention: Corporate Secretary.
If a stockholder wishes to propose a nomination of persons for election to the Werewolf Board or present a proposal at an annual meeting but does not wish to have the proposal considered for inclusion in our proxy statement and proxy card, the Werewolf Bylaws establish an advance notice procedure for such nominations and proposals. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Werewolf Board or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely notice in proper form to our Corporate Secretary of the stockholder’s intention to bring such business before the meeting.
Pursuant to the Werewolf Bylaws, if an annual meeting of stockholders, such as our 2026 annual meeting of stockholders, is held more than 60 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder, to be timely, must be received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which notice of the date of such annual meeting was given or public disclosure of the date of such annual meeting was made, whichever first occurs.
In addition to satisfying the provisions in the Werewolf Bylaws relating to nominations of director candidates, including the deadline for written notices, to comply with the SEC’s universal proxy rule, stockholders who intend to solicit proxies in support of director nominees other than our nominees in compliance with Rule 14a-19 under the Exchange Act must provide notice that sets forth the information required by Rule 14a-19 by the later of 60 calendar days prior to the date of our 2026 annual meeting of stockholders and the tenth calendar day following the day on which public announcement of the date of our 2026 annual meeting of stockholders is first made by us.

WHERE YOU CAN FIND MORE INFORMATION
Werewolf files Annual, Quarterly and Current Reports, proxy statements and other business and financial information with the SEC under the Exchange Act. The SEC maintains a website at www.sec.gov where you can access such reports, proxy statements and registration statements, and other information regarding registrants that file electronically with the SEC. Werewolf also posts its SEC filings on its website, which is https://investors.werewolftx.com/. Information contained on the Werewolf website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on its website as part of this proxy statement/prospectus.
Werewolf has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Werewolf Common Stock and the Merger Pre-Funded Warrants to be issued to Ambros stockholders in the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Werewolf, as well as a proxy statement of Werewolf for the Special Meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Werewolf, Ambros and Werewolf Common Stock.
Werewolf has supplied all information contained in this proxy statement/prospectus relating to Werewolf and Ambros has supplied all information contained in this proxy statement/prospectus relating to Ambros.
If you would like to request documents from Werewolf or Ambros, please send a request in writing or by telephone to either Werewolf or Ambros at the following addresses:

Werewolf Therapeutics, Inc. 303 Wyman Street, Suite 300 Waltham, Massachusetts 02451 Attention: Corporate Secretary Tel: (617) 952-0555	Ambros Therapeutics, Inc. 4435 Eastgate Mall, Suite No. 100 San Diego, California 92121 Attention: Corporate Secretary Tel: (949) 508-0173

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF WEREWOLF COMMON STOCK AT THE SPECIAL MEETING. NEITHER AMBROS NOR WEREWOLF HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS DOCUMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR IN AMBROS’ OR WEREWOLF’S AFFAIRS SINCE THE DATE OF THIS DOCUMENT.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Werewolf Therapeutics, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Werewolf Therapeutics, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
The Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has limited financial resources, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2022.
Boston, Massachusetts
March 27, 2026

Werewolf Therapeutics, Inc.
Consolidated Balance Sheets
(amounts in thousands, except share and per share amounts)

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$57,050	$110,995
Prepaid expenses and other current assets	1,536	2,071
Total current assets	58,586	113,066
Property and equipment, net	4,688	6,322
Restricted cash and cash equivalents	901	1,220
Operating lease right of use asset	5,216	6,001
Other assets	5	320
Total assets	$69,396	$126,929
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$754	$3,035
Accrued expenses and other current liabilities	5,407	10,588
Operating lease liability, current	1,751	1,557
Note payable, current, net of discount and issuance costs	28,236	—
Total current liabilities	36,148	15,180
Operating lease liability, net of current portion	7,684	9,435
Note payable, net of discount, issuance costs, and current portion	—	26,095
Derivative liability	759	2,829
Total liabilities	44,591	53,539
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized as of December 31, 2025 and 2024; no shares issued or outstanding as of December 31, 2025 and 2024	—	—
Common stock, $0.0001 par value, 200,000,000 shares authorized as of December 31, 2025 and 2024; 48,596,817 and 44,827,159 shares issued and outstanding as of December 31, 2025 and 2024, respectively	5	5
Additional paid-in capital	500,210	487,973
Accumulated deficit	(475,410)	(414,588)
Total stockholders’ equity	24,805	73,390
Total liabilities and stockholders’ equity	$69,396	$126,929

The accompanying notes are an integral part of these consolidated financial statements.

Werewolf Therapeutics, Inc.
Consolidated Statements of Operations
(amounts in thousands, except share and per share amounts)

	Year Ended December 31,
	2025	2024
Revenue:
Collaboration revenue	$—	$1,885
Operating expenses:
Research and development	44,830	56,434
General and administrative	15,847	19,045
Total operating expenses	60,677	75,479
Operating loss	(60,677)	(73,594)
Other (expense) income:
Interest income	3,108	6,673
Interest expense	(5,274)	(4,656)
Loss on extinguishment of debt	—	(553)
Other income, net	2,021	1,615
Total other (expense) income	(145)	3,079
Net loss	$(60,822)	$(70,515)
Net loss per common share, basic	$(1.32)	$(1.63)
Net loss per common share, diluted	$(1.33)	$(1.63)
Weighted-average common shares outstanding, basic	46,018,888	43,332,088
Weighted-average common shares outstanding, diluted	46,810,252	43,859,664

The accompanying notes are an integral part of these consolidated financial statements.

Werewolf Therapeutics, Inc.
Consolidated Statements of Stockholders’ Equity
(amounts in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2023	39,107,048	$4	$455,443	$(344,073)	$111,374
Issuance of common stock from at the market offering, net of issuance costs of $1,283	5,272,538	1	23,527	—	23,528
Issuance of common stock, net	430,349	—	142	—	142
Stock-based compensation expense	—	—	8,826	—	8,826
Stock option exercises	17,224	—	35	—	35
Net loss	—	—	—	(70,515)	(70,515)
Balance at December 31, 2024	44,827,159	5	487,973	(414,588)	73,390
Issuance of common stock from at the market offering, net of issuance costs of $534	3,626,701	—	5,903	—	5,903
Issuance of common stock, net	142,957	—	89	—	89
Stock-based compensation expense	—	—	6,245	—	6,245
Net loss	—	—	—	(60,822)	(60,822)
Balance at December 31, 2025	48,596,817	$5	$500,210	$(475,410)	$24,805

The accompanying notes are an integral part of these consolidated financial statements.

Werewolf Therapeutics, Inc.
Consolidated Statements of Cash Flows
(amounts in thousands)

	Year Ended December 31,
	2025	2024
Operating activities:
Net loss	$(60,822)	$(70,515)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	6,245	8,826
Depreciation expense	1,634	1,814
Non-cash interest expense	2,141	1,342
Non-cash lease expense	785	887
Loss on extinguishment of debt	—	553
Change in fair value of derivative liability	(2,070)	(1,621)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	850	669
Other receivables	—	1,350
Accounts payable, accrued expenses and other liabilities	(7,498)	3,455
Deferred revenue	—	(1,340)
Operating lease liability	(1,557)	(1,608)
Net cash used in operating activities	(60,292)	(56,188)
Investing activities:
Purchases of property and equipment	—	(254)
Net cash used in investing activities	—	(254)
Financing activities:
Proceeds from at the market offering of common stock, net of issuance costs	5,939	23,576
Proceeds from drawdown of term loans	—	30,000
Payment of debt issuance costs	—	(673)
Repayment of term loan	—	(40,000)
Proceeds from issuances under Employee Stock Purchase Plan	89	142
Proceeds from stock option exercises	—	35
Net cash provided by financing activities	6,028	13,080
Net decrease in cash, cash equivalents and restricted cash and cash equivalents	(54,264)	(43,362)
Cash, cash equivalents and restricted cash and cash equivalents—beginning of period	112,215	155,577
Cash, cash equivalents and restricted cash and cash equivalents—end of period	$57,951	$112,215
Supplemental disclosure of cash flow information:
Cash paid for interest	$3,133	$3,358
Supplemental disclosure of non-cash investing and financing activities:
Issuance costs in accounts payable and accrued expenses	$120	$84
Fair value of derivative liability issued with term loan	$—	$4,450

The accompanying notes are an integral part of these consolidated financial statements.

Werewolf Therapeutics, Inc.
Notes to Consolidated Financial Statements
1. Nature of Business
Werewolf Therapeutics, Inc. was incorporated in the state of Delaware in October 2017. As used throughout these consolidated financial statements, the terms “Werewolf,” “we,” “us,” and “our” refer to the business of Werewolf Therapeutics, Inc., and its wholly owned subsidiary. We are an innovative biopharmaceutical company pioneering the development of therapeutics engineered to stimulate the body’s immune system for the treatment of cancer and other immune mediated conditions. Our headquarters are located in Watertown, Massachusetts.
Since inception, we have devoted substantially all of our efforts and financial resources to organizing and staffing the company; business planning; raising capital; developing and optimizing our platform technology; identifying potential product candidates; enhancing our intellectual property portfolio; undertaking research, preclinical studies, and clinical trials; and enabling manufacturing for our development programs. We are subject to risks and uncertainties common to early-stage companies in the biotechnology industry including, but not limited to, technical risks associated with the successful research, development and manufacturing of product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Current and future programs will require significant research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure. Even if our product development efforts are successful, it is uncertain when, if ever, we will realize significant revenue from product sales.
2. Strategic Review and Liquidity
In February 2026, we adopted a restructuring plan to extend our capital resources in connection with initiating a process to explore a full range of strategic alternatives to advance our promising platform and drug development pipeline to maximize stockholder value. We have engaged Piper Sandler & Co. (“Piper Sandler”) to serve as exclusive financial advisor to assist in the strategic review process. Measures contemplated during the strategic review process may include, among other options, a sale the Company, a business combination or merger, a sale of our assets, licensing or collaboration arrangements, or other strategic transactions. There can be no assurance that the strategic review process will result in any agreement or transaction that will enhance stockholder value, or any agreement or transaction at all.
As part of the restructuring plan, our board of directors approved a reduction in force, representing 64% of our workforce, to better align our resources with our pursuit of strategic alternatives. As a result of the reduction in force, we estimate that we will incur a one-time charge in the first quarter of 2026 related to employee separation benefits, including severance and related benefits, of approximately $4.1 million, most of which is anticipated to result in cash expenditures to be incurred in the first quarter of 2026. We may also incur additional costs, including, but not limited to, potential impairment charges not currently contemplated due to events that may occur as a result of, or that are associated with, the restructuring plan. The estimated charges that we expect to incur are subject to a number of assumptions, and actual results may differ materially from these estimates.
We had cash and cash equivalents of $57.1 million at December 31, 2025. The outcome of our strategic review process will inform future development plans and the costs associated with those efforts. The conditions described above raise substantial doubt about our ability to continue as a going concern for at least twelve months from the date these consolidated financial statements are issued in this Annual Report. There can be no assurance that the strategic review process will result in any agreement or transaction that will mitigate the conditions which raise substantial doubt about our ability to continue as a going concern, or at all.
Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the ordinary course of business. Our consolidated financial statements do not include any adjustments that might result from the outcome of the conditions described above.
3. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“GAAP”) as found in the Accounting Standards Codification (“ASC”) and Accounting

Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The accompanying consolidated financial statements include the accounts of Werewolf Therapeutics, Inc. and its wholly owned subsidiary, Werewolf Therapeutics Mass Securities, Inc. All intercompany transactions and balances have been eliminated in consolidation.
Segment Information
We operate in one business segment, which focuses on the discovery and development of cancer therapeutics. Our chief operating decision maker (“CODM”), our Chief Executive Officer, makes operating decisions based upon the performance of the enterprise as a whole and utilizes our consolidated financial statements for decision making.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, those related to accrued expenses and assumptions used in the valuation of stock-based compensation expense and the fair value of the derivative liability. Actual results could differ from those estimates.
Fair Value of Financial Instruments
ASC Topic 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent from us. Unobservable inputs are inputs that reflect our assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.
ASC 820 defines fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tiered fair value hierarchy that distinguishes between the following:
•	Level 1 - Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 - Unobservable inputs for which little or no market data exists and that are significant to the fair value measurement, such as our own assumptions used to measure assets and liabilities at fair value.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by us in determining fair value is greatest for instruments categorized in Level 3. The classification of a financial asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Cash and Cash Equivalents and Restricted Cash and Cash Equivalents
Our cash and cash equivalents consist of cash maintained within standard checking accounts. We also maintain cash sweep accounts in which cash from our main operating cash accounts are invested overnight in highly liquid, short-term investments. We consider all highly liquid investments with a maturity date of 90 days or less at the date of purchase to be cash equivalents.
We maintained restricted cash and cash equivalents of $0.9 million and $1.2 million at December 31, 2025 and 2024, respectively. The restricted cash and cash equivalents balances as of December 31, 2025 and 2024 are comprised solely of a letter of credit required pursuant to our leased office spaces (see Note 11, Commitments and Contingencies). Restricted cash and cash equivalents are presented as current or non-current assets based on when the restrictions are expected to expire. The current portion of restricted cash and cash equivalents, if any, is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash and cash equivalents reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	December 31,
	2025	2024
	(in thousands)
Cash and cash equivalents	$57,050	$110,995
Restricted cash and cash equivalents	901	1,220
Total cash, cash equivalents and restricted cash and cash equivalents	$57,951	$112,215

Property and Equipment
Property and equipment are stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the applicable assets. Upon the sale or retirement of an asset, the cost and related accumulated depreciation are eliminated from the respective account, and the resulting gain or loss, if any, is included in current operations. Amortization of leasehold improvements is recorded as depreciation expense using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related asset. We capitalize property and equipment that are acquired for research and development activities and that have an alternate future use. Expenditures for maintenance and repairs are recorded to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. Property and equipment are depreciated over the following periods:

Laboratory equipment	5 years
Furniture and office equipment	5 years
Computer equipment	3 years
Leasehold improvements	Shorter of lease term or useful life of asset

Costs for property and equipment not yet placed into service are classified as construction in progress and depreciated in accordance with the above guidelines once placed into service.
Impairment of Long-lived Assets
Long-lived assets consist of property and equipment. We review our property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable. If such events or changes in circumstances arise, we compare the carrying amount of the long-lived assets to the estimated future undiscounted cash flows expected to be generated by the long-lived assets. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge, calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets, is recorded. The fair value of long-lived assets is determined based on the estimated discounted cash flows expected to be generated from the long-lived assets. We have not recorded any material impairment charges during the years ended December 31, 2025 or 2024.
Leases
At the inception of an arrangement, we determine whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than twelve months are recognized on the balance sheet as right-of-use assets and current or non-current lease liabilities, as applicable. We do not recognize leases with terms of twelve months or less on the balance sheet. The lease term is determined at lease commencement, and includes the noncancellable period during which we have the right to use the underlying asset. Any period covered by an option to extend or terminate a lease is included in the lease term if we are reasonably certain that the option to extend will be exercised or the option to terminate will not be exercised. We monitor our plans to renew material leases on a quarterly basis.
We combine lease and non-lease components for our leases. Lease payments included in determining the right-of-use asset and lease liability recognized include fixed payments to be paid over the term of the lease, less any lease incentives to be paid or payable to us by the lessor. Variable lease payments are included if they are based on an index or rate. Variable lease payments that are not based on an index or rate are recognized as expense in the period incurred.
The interest rate implicit in lease contracts is typically not readily determinable. As a result, we utilize our incremental borrowing rate (“IBR”), which reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, and in a similar economic environment. The lease liability is measured as the value of the remaining lease payments, discounted to present value using the IBR for the lease.
All of our leases are classified as operating leases. Operating lease expense is recognized over the lease term using the straight-line method.
Revenue Recognition
We analyze our collaborations to assess whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities and therefore within the scope of ASC Topic 808, Collaborative Arrangements (“ASC 808”). This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. For arrangements within the scope of ASC 808 that contain multiple elements, we first determine which elements of the collaboration are deemed to be within the scope of ASC 808 and which elements of the collaboration are more reflective of a vendor-customer relationship and therefore within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). For elements of collaboration arrangements that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently, either by analogy to authoritative accounting literature or by applying a reasonable and rational policy election.
For those elements of the arrangement that are accounted for pursuant to ASC 606, we recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. In applying ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the promises and performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligations. We only apply the five-step model to contracts when it is probable that we will collect the consideration to which we are entitled in exchange for the goods or services we provide to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract, determine those that are performance obligations and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. As part of the assessment, we must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. We use key assumptions to determine the standalone selling price, which may include reimbursement rates for personnel costs, development timelines and probabilities of regulatory success. We do not assess whether a contract has a significant financing component if the expectation at contract inception is that the period between payment by the customer and the transfer of promised goods or services to the customer will be one year or less.
Arrangements that include upfront payments may require deferral of revenue recognition to a future period until obligations under these arrangements are fulfilled. Event-based milestone payments represent variable consideration, and we use the “most likely amount” method to estimate this variable consideration. Given the high degree of uncertainty around the occurrence of these events, we consider the milestones and other contingent amounts to be fully constrained until the uncertainty associated with these payments is resolved. Revenue will be recognized from sales-based royalty payments when or as the sales occur. We will re-evaluate the transaction price in each reporting period as uncertain events are resolved and other changes in circumstances occur.
Research and Development Expenses
Expenditures relating to research and development are expensed as incurred. Research and development expenses include external expenses incurred under arrangements with third parties, academic and non-profit institutions and consultants; salaries and personnel-related costs, including non-cash stock-based compensation expense; license fees to acquire in-process technology and other expenses, which include direct and allocated expenses for laboratory, facilities and other costs. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.
Intellectual Property Expenses
We expense costs associated with intellectual property-related matters as incurred and classify such costs as general and administrative expenses within the consolidated statements of operations.

Stock-based Compensation
We issue stock-based awards to employees and directors, generally in the form of stock options, restricted stock units (“RSUs”), restricted stock awards (“RSAs”), or as awards under the 2021 Employee Stock Purchase Plan (the “2021 ESPP”). Occasionally, we may also grant inducement equity awards in the form of non-qualified stock options to purchase shares of our common stock to newly hired employees pursuant to Nasdaq Listing Rule 5635(c)(4) (“Inducement Awards”). Stock-based compensation is measured at the grant date based on the estimated fair value of the award and recognized as expense over the requisite service period of the award on a straight-line basis. For awards with performance conditions, we estimate the likelihood of satisfaction of the performance condition, which affects the period over which the expense is recognized. When the likelihood of satisfying the performance conditions related to an award is determined to be probable, the expense is recognized over the requisite service period. We have not granted any awards with market conditions. We recognize forfeitures of stock-based awards as they occur.
The grant date fair value of stock options, Inducement Awards, and awards granted under the 2021 ESPP are measured using the Black-Scholes valuation model, which requires us to make assumptions about the fair value of the underlying common stock on the date of grant. The grant date fair value of RSUs and RSAs is estimated to be equal to the closing price of our common stock on the date of grant. In the event that stock-based awards are granted in contemplation of or shortly before a planned release of material non-public information, and such information is expected to result in a material increase in the share price of our common stock, we may consider whether an adjustment to the observable market price is required when estimating the grant date fair value.
Debt Issuance Costs
Certain costs associated with the issuance of debt instruments are capitalized and amortized over the term of the respective debt instrument using the effective interest method through the maturity date of the related debt instrument and are recognized as a non-cash component of interest expense. The carrying value of our debt instruments is presented net of debt issuance costs.
Equity Issuance Costs
Equity issuance costs represent costs paid to third parties to secure equity financing and generally consist of sales agent commissions, incremental legal fees and other professional fees. Equity issuance costs are capitalized as other assets until the associated equity financing is consummated. Upon consummation of an equity financing, these costs are recorded as a reduction of additional paid-in capital. In the event that a planned equity financing is abandoned, any capitalized equity issuance costs are immediately expensed to operating expenses in the consolidated statement of operations.
Income Taxes
Income taxes are recorded in accordance with ASC Topic 740, Income Taxes (“ASC 740”) which provides for deferred taxes using an asset and liability approach. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
We account for uncertain tax positions using a more-likely-than-not threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors, including, but not limited to, changes in the law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. We recognize any material interest and penalties related to unrecognized tax benefits in income tax expense.
Comprehensive Loss
We do not have items of other comprehensive loss for the years ended December 31, 2025 and 2024, and therefore do not present a consolidated statement of comprehensive loss. Our comprehensive loss equals our net loss.
Basic and Diluted Net Loss per Common Share
Basic net loss per share is calculated based upon the weighted-average number of common shares outstanding during the period, excluding outstanding stock options and RSUs that have been issued but are not yet vested. Diluted net loss per share is calculated based upon the weighted-average number of common shares outstanding during the period plus the dilutive impact of weighted-average common equivalent shares outstanding during the period. The potentially dilutive shares of common stock resulting from the assumed exercise of outstanding stock options and the assumed vesting of RSUs are determined under the treasury stock method. The potentially dilutive shares of common stock resulting from the assumed conversion of the currently outstanding convertible term loan is determined using the if-converted method.
Concentration of Credit Risk and Off-Balance Sheet Risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist of cash and cash equivalents. Cash and cash equivalents are primarily held with one reputable financial institution in the United States. At times, such deposits may be in excess of insured limits. We have not experienced any losses on our deposits of cash and cash equivalents. We have no significant off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts or other hedging arrangements.
Recently Adopted Accounting Pronouncements
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU No. 2023-09”), which enhances the transparency and decision usefulness of income tax disclosures primarily related to rate reconciliation and income taxes paid. We adopted ASU No. 2023-09 on January 1, 2025 and have applied the amendments in this update on a prospective basis. The adoption of ASU No. 2023-09 did not have a material impact on our consolidated financial statements. The income tax disclosures required by ASU No. 2023-09 have been included in Note 12.
Recent Accounting Pronouncements
In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-04) (“ASU No. 2024-03”), which requires the disclosure of additional information about specific expense categories in the notes to the consolidated financial statements at interim and annual reporting periods. The provisions of ASU No. 2024-03 are effective for annual reporting periods beginning after December 31, 2026, with early adoption permitted, and may be applied on a prospective or retrospective basis. We are currently evaluating the impact that this standard will have on our consolidated financial statements and have not yet selected a transition method.
Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.
Subsequent Events
We have evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Other than as described in these consolidated financial statements, we did not identify any subsequent events that would have required adjustment to or disclosure in the consolidated financial statements.
4. Collaboration and License Agreement
In April 2022, we entered into an exclusive global collaboration and license agreement (the “Collaboration Agreement”) with Jazz Pharmaceuticals Ireland Limited (“Jazz”) pursuant to which we granted Jazz certain licenses to develop and commercialize products containing our Interferon alpha (“IFNα”) INDUKINE™ molecule, JZP898 (formerly WTX-613), as well as products containing certain isolated recombinant polypeptides comprising IFNα that meet specified criteria (each such product, a “Licensed Product”). Under the Collaboration Agreement, we were responsible for certain preclinical development activities with respect to JZP898 and other development activities specified in mutually agreed upon development plans. Jazz had generally reimbursed us for the cost of such activities. Jazz is responsible for all other development and commercialization activities conducted to exploit the Licensed Products, including submission of an investigational new drug application (“IND”) to the U.S. Food and Drug Administration (the “FDA”). Jazz received IND application clearance for JZP898 in July 2023 and initiated a Phase 1 clinical trial of JZP898 in the fourth quarter of 2023.

In June 2024, we executed a transfer agreement (the “Transfer Agreement”) to assign our rights in a development agreement with a contract manufacturer of JZP898 to Jazz. The execution of this Transfer Agreement was the last material performance obligation required of us under the Collaboration Agreement.
Milestones and Royalties
As of December 31, 2025, we are eligible to receive up to $515.0 million in development and regulatory milestones, and up to $740.0 million in sales-based milestones for all Licensed Products. In addition, we are eligible to receive tiered mid-single digit royalties based on Jazz’s, and any of its affiliates’ and sublicensees’ annual net sales of Licensed Products, subject to reduction in specified circumstances.
As of December 31, 2025, we have not recognized any revenue related to sales-based milestones.
Accounting Analysis under ASC 606
Identification of the Contract(s)
We assessed the Collaboration Agreement and concluded that it represents a contract with a customer within the scope of ASC 606.
Identification of Promises and Performance Obligations
We have concluded that the exclusive license to our intellectual property, JZP898, and the non-exclusive corresponding “know-how” are not capable of being distinct from the other promises within the contract, and as such, we have determined that the license and “know-how” combined with the other research and development services and supply represent a single combined performance obligation.
Determination of Transaction Price
The overall transaction price as of the inception of the contract was determined to be $32.3 million, which was comprised of a nonrefundable upfront payment of $15.0 million and estimated costs for research services of $17.3 million. Outside of the estimated costs for research services, there was no other variable consideration included in the transaction price at inception. We used the most likely amount method to estimate variable consideration and estimated that the most likely amount for each potential development and regulatory milestone payment under this agreement was zero at inception of the contract, as achievement of those milestones was uncertain and highly susceptible to factors outside of our control. Accordingly, all such milestone payments were excluded from the transaction price at inception. We re-evaluate the transaction price at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur, and adjust the transaction price as necessary. During the years ended December 31, 2025 and 2024, we did not recognize any adjustment to the transaction price associated with variable consideration previously excluded from the transaction price. Sales based royalties, including milestones based on the level of sales, were also excluded from the transaction price, as the license is deemed to be the predominant item to which the royalties relate. We will recognize such revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
Recognition of Revenue
We use the cost-to-cost input method, which best depicts the research services performed for the customer, to measure the revenue recognized under the Collaboration Agreement. Significant judgments used in the cost-to-cost method include estimated costs for research services and assumptions about the timing of when those costs are expected to be incurred. Differences in these estimates and assumptions can have a significant impact on the measurement and timing of when revenue under the Collaboration Agreement is recognized. For the year ended December 31, 2024, we recognized $1.9 million of revenue related to the Collaboration Agreement. Revenue recognized during the year ended December 31, 2024 includes $1.3 million of revenue that was included in deferred revenue as of December 31, 2023. Revenue from the reimbursement of costs for research activities was recognized during the year ended December 31, 2024 in an amount equal to the costs incurred.
As of December 31, 2025, we have not received any royalty payments under the Collaboration Agreement.

5. Financial Instruments and Fair Value Measurements
Our assets that are required to be measured at fair value on a recurring basis consist of money market funds, classified as cash, cash equivalents and restricted cash and cash equivalents on our consolidated balance sheets as of December 31, 2025 and 2024.
Our liabilities that are required to be measured at fair value on a recurring basis consist of a derivative liability pursuant to a loan and security agreement (the “K2HV Loan Agreement”) with K2 HealthVentures LLC (“K2HV”) (see Note 8, Term Loan) on our consolidated balance sheet as of December 31, 2025 and 2024.
The carrying amounts reflected in the consolidated balance sheets for cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values, due to their short-term nature.
Assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets:
Money market funds	$56,548	$—	$—	$56,548
Total assets	$56,548	$—	$—	$56,548
Liabilities:
Derivative liability	$—	$—	$759	$759
Total liabilities	$—	$—	$759	$759

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets:
Money market funds	$105,526	$—	$—	$105,526
Total assets	$105,526	$—	$—	$105,526
Liabilities:
Derivative liability	$—	$—	$2,829	$2,829
Total liabilities	$—	$—	$2,829	$2,829

There were no changes in valuation techniques during the year ended December 31, 2025.
Derivative Liability
In May 2024, we entered into the K2HV Loan Agreement, as further described in Note 8, which provides up to $60.0 million principal in term loans. Pursuant to the terms of the K2HV Loan Agreement, the lenders thereto may elect, prior to the full repayment of the term loans, to convert up to $5.0 million of the outstanding principal of the term loans into shares of our common stock at a conversion price of the lesser of $6.3182 per share (the “Fixed Price Conversion”) and the lowest effective price per share of our first equity financing following the closing of the K2HV Loan Agreement (the “Variable Price Conversion”), subject to customary adjustments and 9.99% and 19.99% beneficial ownership limitations. The Fixed Price Conversion and Variable Price Conversion within the K2HV Loan Agreement are required to be bifurcated as a single compound embedded derivative carried at fair value, with subsequent changes in fair value recognized in the consolidated statements of operations.
The following table reconciles the change in fair value of the derivative liability based on Level 3 inputs:

	Year Ended December 31,
	2025	2024
	(in thousands)
Balance at beginning of period	$2,829	$—
Fair value of derivative liability at issuance of term loan	—	4,450
Change in fair value	(2,070)	(1,621)
Balance at end of period	$759	$2,829

The change in fair value of the derivative liability is included in other income, net in the accompanying consolidated statements of operations. We recognized gains of $2.1 million and $1.6 million related to change in fair value of the derivative liability during the years ended December 31, 2025 and 2024, respectively.
The fair value of the derivative liability in the term loan was estimated using the Monte Carlo model. A summary of the weighted-average significant unobservable inputs (Level 3 inputs) used in measuring the derivative liability in the term loan is as follows:

	December 31,
	2025	2024
Stock Price	$0.63	$1.48
Volatility	105.0%	103.0%
Risk-free rate (continuous)	3.5%	4.2%
Expected term (in years)	0.25	0.58
Dividend yield (continuous)	—%	—%

6. Property and Equipment, Net
Property and equipment, net was comprised as follows:

	December 31,
	2025	2024
	(in thousands)
Leasehold improvements	$7,971	$7,971
Laboratory equipment	2,485	2,485
Computer equipment	539	539
Furniture and fixtures	311	311
Total property and equipment, gross	11,306	11,306
Less: accumulated depreciation	(6,618)	(4,984)
Total property and equipment, net	$4,688	$6,322

7. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities were comprised as follows:

	December 31,
	2025	2024
	(in thousands)
Contract research	$2,376	$820
Professional fees	1,388	747
Manufacturing	928	4,783
Employee compensation and benefits	302	3,616
Accrued interest	266	266
Other	147	356
Total accrued expenses and other current liabilities	$5,407	$10,588

8. Term Loan
PWB Loan Agreement
In April 2022, we entered into the PWB Loan Agreement with PWB and subsequently drew down an aggregate of $40.0 million in term loans. The term loans accrued interest on the outstanding daily balance at a floating annual rate equal to greater of (i) 0.5% above the prime rate then in effect or (ii) 4.5%. If the prime rate changed throughout the term, the interest rate would have been adjusted effective on the date of the prime rate change. All interest chargeable under the PWB Loan Agreement was computed on a 360-day year for the actual number of days elapsed, with interest payable monthly. We recognized interest expense related to the PWB Loan Agreement of $1.3 million during the year ended December 31, 2024.

In May 2024, we repaid all amounts outstanding under the PWB Loan Agreement, using $29.5 million in net loan proceeds received under the K2HV Loan Agreement, as described below, together with $10.5 million in existing cash. We recognized a total loss on extinguishment of debt in the amount of $0.6 million during the year ended December 31, 2024 primarily due to the write off of unamortized debt issuance costs.
K2HV Loan Agreement
In May 2024, we, as borrower, entered into the K2HV Loan Agreement with K2HV (together with any other lender from time to time, the “Lenders”); K2HV, as administrative agent for the Lenders; and Ankura Trust Company, LLC, as collateral trustee for the Lenders. The K2HV Loan Agreement provides up to $60.0 million principal in term loans. We received $30.0 million in gross loan proceeds at closing; $25.0 million from the first tranche commitment and $5.0 million from the second tranche commitment. A third tranche commitment of up to $10.0 million was available to be drawn at our option through June 30, 2025, subject to the achievement, as determined by the administrative agent in its discretion, of certain time-based, clinical and regulatory milestones and receipt of not less than $60.0 million in net cash proceeds from certain financing activities, with at least $50.0 million from a single offering of common stock. Our ability to draw upon the third tranche commitment expired on June 30, 2025 without being drawn upon. A fourth tranche commitment of up to $20.0 million is available to be drawn down at our option through May 1, 2026, subject to Lender’s review of our clinical, financial and operating plan and subject to the Lender’s consent in its sole and absolute discretion.
The term loan matures on May 1, 2028, and we are obligated to make interest only payments for the first 24 months, followed by interest and equal principal payments each month thereafter through the maturity date. The term loan bears a variable interest rate equal to the greater of (i) 10.3%, and (ii) the sum of (A) the prime rate last quoted in The Wall Street Journal (or a comparable replacement rate if The Wall Street Journal ceases to quote such rate) and (B) 1.8%. We may prepay, at our option, all, but not less than all, of the outstanding principal balance and all accrued and unpaid interest with respect to the principal balance being prepaid of the term loans, subject to a prepayment premium to which the Lenders are entitled and certain notice requirements. We are obligated to pay a final fee equal to 6.95% of the aggregate amount of the term loans funded, or the Final Fee, to occur upon the earliest of (i) the maturity date, (ii) the acceleration of the term loans, and (iii) the prepayment of the term loans. The Final Fee is being accreted to interest expense using the effective interest method over the life of the debt.
The Lenders may elect prior to the full repayment of the term loans to convert up to $5.0 million of outstanding principal of the term loans into shares of our common stock, pursuant to the Fixed Price Conversion or the Variable Price Conversion, subject to customary adjustments and 9.99% and 19.99% beneficial ownership limitations. There will be no prepayment penalty for any principal amount converted into common stock. We determined that the Fixed Price Conversion and the Variable Price Conversion within the K2HV Loan Agreement are required to be bifurcated as an embedded derivative under ASC 815, Derivatives and Hedging (“ASC 815”), at fair value, and recorded as a discount on the debt on the date of issuance, with subsequent changes in fair value recognized in the accompanying consolidated statements of operations. See Note 5 for further discussion on this derivative instrument.
As security for our obligations under the K2HV Loan Agreement, we granted the Lenders a first priority security interest on substantially all of our assets (other than intellectual property), subject to certain exceptions. The K2HV Loan Agreement contains customary representations and warranties, events of default and affirmative and negative covenants, including covenants that limit or restrict our ability to, among other things, dispose of assets, make changes to our business, management, ownership or business locations, merge or consolidate, incur additional indebtedness, incur additional liens, pay dividends or other distributions or repurchase equity, make investments, and enter into certain transactions with affiliates, in each case subject to certain exceptions. Upon the occurrence of an event of default, a default interest rate of an additional 5.0% per annum may be applied to the outstanding loan balances, and the Lenders may declare all outstanding obligations immediately due and payable and exercise all of their rights and remedies as set forth in the K2HV Loan Agreement and under applicable law. As of December 31, 2025, we are in compliance with all covenants.
Subject to certain conditions, we granted the Lenders the right, prior to repayment of the term loans, to invest up to $5.0 million in the aggregate in future offerings of capital stock, at market terms, subject to certain exceptions and conditions.
We incurred debt issuance costs of $0.7 million in connection with the term loans, composed of the facility fee of $0.4 million and other expenses paid to the Lenders of $0.2 million and external legal fees of $0.1 million. These debt issuance costs, together with the fair value of the embedded derivative of $4.5 million at inception of the K2HV Loan

Agreement, resulted in a debt discount of $5.1 million which is being amortized to interest expense over the term of the K2HV Loan Agreement using the effective interest method. As of December 31, 2025, the fair value of the term loan was estimated to be approximately $29.5 million. The fair value was measured using a discounted cash flow analysis, specifically the yield method, which requires the use of Level 3 inputs in the fair value hierarchy.
The outstanding term loans payable consists of the following:

	December 31,
	2025	2024
	(in thousands)
Note payable	$30,000	$30,000
Unamortized debt discount and issuance costs	(1,764)	(3,905)
Net carrying amount of note payable	28,236	26,095
Less: current portion of note payable	(28,236)	—
Note payable, net, less current portion	$—	$26,095

The following table provides the components of interest expense related to the K2HV Loan Agreement:

	Year Ended December 31,
	2025	2024
	(in thousands)
Interest expense based on coupon interest rate (10.3%) of outstanding term loans	$3,133	$2,094
Amortization of debt discount and accretion of Final Fee (8.94%)	2,141	1,217
Total interest expense on effective rate (19.24%)	$5,274	$3,311

The following table presents the total principal payments and Final Fee contractually scheduled to become due during each of the years ended December 31 (in thousands):

2026	$9,600
2027	14,400
2028	8,085
Total principal payments and Final Fee	$32,085

We have presented the full amount of the term loan payable, net of discount and issuance costs, as a current liability as of December 31, 2025, given the potential that the loan may be repaid in the subsequent twelve months.
9. Common and Preferred Stock
Common Stock
We are authorized to issue 200,000,000 shares of common stock. Common stockholders are entitled to dividends if and when declared by our board of directors. As of December 31, 2025, no dividends on common stock had been declared by us.
On May 10, 2022, we entered into a Sales Agreement (the “Sales Agreement”) with Leerink Partners, LLC (“Leerink Partners”), pursuant to which we are entitled to offer and sell shares of our common stock (the “ATM Offering”). The Sales Agreement provides that Leerink Partners will be entitled to a sales commission equal to 3.0% of the gross sales price per share of all shares sold under the ATM Offering. We were initially entitled to offer and sell shares of our common stock having an aggregate offering price of up to $50.0 million in the ATM Offering, which was subsequently increased in February 2024 to $75.0 million. On May 8, 2025, we filed a new Registration Statement on Form S-3 and filed a new prospectus covering the ATM Offering (the “Prospectus”) for the offer and sale of shares of our common stock with an aggregate offering price of up to $12.5 million in the ATM Offering as a result of being subject to General Instruction I.B.6 of Form S-3 (the “Baby Shelf Limitation”). As of December 31, 2025, we remain subject to the Baby Shelf Limitation. During the year ended December 31, 2025, we sold an aggregate of 3,626,701 shares under the ATM Offering at an average price of $1.77 per share for net proceeds of $5.9 million after deducting sales commissions and offering expenses. During the year ended December 31, 2024, we sold an aggregate of 5,272,538 shares under the ATM Offering at an average price of $4.71 per share for net proceeds of $23.5 million after deducting sales commissions and offering expenses.

We have reserved shares of common stock for issuance as follows:

	As of December 31,
	2025	2024
Shares reserved for exercises of outstanding stock options	9,954,872	7,634,937
Shares reserved for exercises of warrants	—	58,904
Shares reserved for issuance under the 2021 Employee Stock Purchase Plan	560,929	433,264
Shares reserved for future issuance under the 2021 Stock Incentive Plan	2,039,026	1,919,921
Shares reserved for future issuance as part of the K2HV Loan Agreement conversion feature	791,364	791,364
Total shares reserved for future issuance	13,346,191	10,838,390

Preferred Stock
We are authorized to issue 5,000,000 shares of undesignated preferred stock in one or more series. As of December 31, 2025, no shares of preferred stock were issued or outstanding.
10. Stock-based Compensation
2017 Stock Incentive Plan
In December 2017, we adopted the 2017 Stock Incentive Plan (the “2017 Plan”), as amended and restated, pursuant to which we have outstanding stock options. No future awards may be granted under the 2017 Plan.
2021 Stock Incentive Plan
In April 2021, our board of directors adopted and our stockholders approved the 2021 Stock Incentive Plan (the “2021 Plan”), which became effective immediately prior to the effectiveness of our initial public offering (the “IPO”). As a result of the adoption of the 2021 Plan, no further awards will be made under the 2017 Plan.
The 2021 Plan provides for the grant of incentive stock options (“ISOs”), non-qualified stock options, RSAs, RSUs, stock appreciation rights and other stock-based awards. Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2021 Plan. The terms of awards, including vesting requirements, are determined by our board of directors, subject to the provisions of the 2021 Plan.
We initially registered 3,352,725 shares of common stock under the 2021 Plan, pursuant to a Registration Statement on Form S-8 filed with the SEC on April 30, 2021, which was comprised of (i) 2,843,116 shares of common stock reserved for issuance under the 2021 Plan, (ii) 31,884 shares of common stock originally reserved for issuance under the 2017 Plan that became available for issuance under the 2021 Plan upon the completion of the IPO, and (iii) 477,725 shares of unvested restricted stock subject to repurchase by us that may become issuable under the 2021 Plan following such repurchase. The 2021 Plan also provides that an additional number of shares will be added annually to the shares authorized for issuance under the 2021 Plan on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2022 and continuing until, and including, the fiscal year ending December 31, 2031. The number of shares added each year will be equal to the lesser of (i) 5% of the number of outstanding common stock on such date and (ii) such amount as determined by the board of directors. As of December 31, 2025, a total of 7,152,859 additional shares have been added to the total shares authorized for issuance under the 2021 Plan in accordance with these terms.
As of December 31, 2025, there were 2,039,026 shares available for future issuance under the 2021 Plan.
2021 Employee Stock Purchase Plan
The 2021 ESPP permits eligible employees to purchase shares of our common stock at a discount and consists of consecutive six-month offering periods, each containing a single six-month purchase period. On the first day of each offering period, each employee who is enrolled in the 2021 ESPP will automatically receive an option to purchase up to a whole number of shares of our common stock. The purchase price of each of the shares purchased, in a given purchase period, will be equal to 85% of the lesser of the closing price of a share of our common stock on (i) the first day of the offering period, or (ii) the last day of the offering period. During the year ended December 31, 2025, 96,470 shares of our common stock were purchased by participants of the 2021 ESPP for total proceeds of $0.1 million. During the year ended December 31, 2024, 73,849 shares of our common stock were purchased by participants of the 2021 ESPP for total proceeds of $0.1 million.

Inducement Stock Option Awards
During the year ended December 31, 2025, we granted 201,720 Inducement Awards. No Inducement Awards were granted during the year ended December 31, 2024. The valuation assumptions and activity associated with Inducement Awards are included in the stock option activity described below.
Stock-Based Compensation Expense
Total stock-based compensation expense recognized in the consolidated statements of operations was as follows:

	Year Ended December 31,
	2025	2024
	(in thousands)
Research and development	$3,201	$4,606
General and administrative	3,044	4,220
Total stock-based compensation	$6,245	$8,826

RSU Activity
We have granted RSUs to our employees under the 2021 Plan. As of December 31, 2024, all RSUs granted to employees or non-employees had become fully vested or had been previously forfeited. No RSUs were granted during the year ended December 31, 2025. Accordingly, we had no unrecognized stock-based compensation expense related to unvested RSUs as of December 31, 2025. The aggregate fair value of RSUs that vested during the year ended December 31, 2024, based upon the fair value of the stock underlying the RSUs on the day of vesting was $1.0 million.
Stock Option Activity
The fair value of stock options granted during the years ended December 31, 2025 and 2024 was calculated on the date of grant using the following weighted-average assumptions:

	Year Ended December 31,
	2025	2024
Risk-free interest rate	4.4%	4.0%
Expected term (in years)	5.9	6.0
Expected annual dividend yield	— %	— %
Expected volatility	95.4%	92.7%

The valuation assumptions were determined as follows:
•	Risk-free interest rate: The yield on zero-coupon U.S. Treasury securities for a period that was commensurate with the expected term of the awards.
•
Expected term (in years): The expected term of the awards represents the period of time that the awards were expected to be outstanding. We use the simplified method to estimate the expected term due to a lack of sufficient historical exercise data to provide a reasonable basis on which to estimate the expected term. Under this method, the expected term equals the average of the vesting term and the original contractual term of the option.

•	Expected annual dividend yield: The estimated dividend yield was zero because we have no history of paying dividends, and do not intend to do so in the foreseeable future.
•
Expected volatility: The expected term of stock options granted by us is generally longer than the trading history of our common stock since the IPO on April 30, 2021. Accordingly, we estimated the expected volatility based on the historical volatility of a group of publicly-traded companies with similar characteristics to us, including stage of product development and therapeutic focus within the life sciences industry. The historical volatility of these companies was calculated over a period of time commensurate with the expected term of the stock option.

Using the Black-Scholes option pricing model, the weighted-average grant date fair value of stock options granted during the years ended December 31, 2025 and 2024 was $1.16 and $3.43 per share, respectively.

The following table summarizes stock option activity during the year ended December 31, 2025:

	Options Outstanding
	Number of Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2024	7,634,937	$6.24
Granted	3,390,691	$1.49
Exercised	—	$—
Cancelled	(1,070,756)	$5.43
Outstanding, December 31, 2025	9,954,872	$4.71	7.16	$—
Exercisable at December 31, 2025	6,203,856	$6.19	6.26	$—

No stock options were exercised during the year ended December 31, 2025. The aggregate intrinsic fair value of stock options exercised during the year ended December 31, 2024 was nominal.
As of December 31, 2025, we had unrecognized stock-based compensation expense related to unvested stock options of $5.4 million, which we expect to recognize over a weighted-average period of approximately 1.9 years.
11. Commitments and Contingencies
Leases
Our leases are as follows:
•
An April 2019 operating lease for approximately 9,949 square feet of office and laboratory space which commenced in April 2019 and terminated in March 2024. The lease was subject to fixed-rate rent escalations and provided for a term extension option, which was not reasonably certain of exercise. In May 2022, we entered into a sublease agreement with Crossbow Therapeutics, Inc. (“Crossbow”), to sublease the entirety of this space. The total rent due to us for the subleased premises over the term of the sublease was approximately $2.1 million, which is greater than the annual rent paid by us to the landlord for the leased premises over the same term. Rent expense associated with the April 2019 operating lease was recognized net of the lease income generated from the sublease agreement. Lease income was allocated to either research and development expense or general and administrative expense in the same manner as the associated rent expense was allocated. Crossbow was obligated to pay all real estate taxes and costs related to the subleased premises, including cost of operations, maintenance, repair, replacement, and property management. The sublease with Crossbow terminated in March 2024 concurrently with the termination of the lease.

•
A June 2021 operating lease for approximately 25,778 square feet of office and laboratory space, which commenced in May 2022 and terminates in May 2030. The lease is subject to fixed-rate rent escalations and provided for $5.7 million in tenant improvements, which we fully utilized, and a term extension option, which was not reasonably certain of exercise. We provided the landlord with a security deposit in the form of a letter of credit in the amount of $1.0 million upon signing. In May 2025, the letter of credit was reduced to $0.7 million in accordance with the terms of the lease. The balance of the letter of credit is included in restricted cash and cash equivalents as of December 31, 2025 and 2024.

The following table summarizes operating lease costs:

	Year Ended December 31,
	2025	2024
	(in thousands)
Operating lease costs	$1,565	$1,918
Variable lease costs	1,073	1,280
Sublease income	—	(398)
Total	$2,638	$2,800

Cash paid for amounts included in the measurement of lease liabilities were $2.3 million and $2.5 million for the years ended December 31, 2025 and 2024, respectively.
The following table summarizes the lease term and discount rate for operating leases:

	As of December 31,
	2025	2024
Weighted-average remaining lease term (years)	4.4	5.4
Weighted-average discount rate	8.0%	8.0%

As of December 31, 2025, the future minimum lease payments due under our lease for each of the next five years ended December 31, and thereafter are as follows (in thousands):

2026	$2,403
2027	2,471
2028	2,542
2029	2,614
2030	1,102
Total future minimum lease payments	11,132
Less: imputed interest	(1,697)
Total lease liability	$9,435

License Agreements
Harpoon License
In March 2018, we entered into an Assignment and License Agreement (the “Harpoon Agreement”) with Harpoon Therapeutics, Inc. (“Harpoon”), a clinical-stage immune-oncology company developing a novel class of T cell engagers to fight cancer and other diseases. Under the terms of the Harpoon Agreement, Harpoon granted us a license to use its intellectual property, solely to make, have made, use, sell, offer for sale and import covered products in the licensed field and Harpoon sold, assigned and transferred other specific patents to us (the “Harpoon License”).
On October 19, 2018, we entered into the First Amended and Restated Assignment and License Agreement with Harpoon, which amended certain terms of the original agreement, but did not change the terms of the license to us, patent assignments between the parties or payments due to Harpoon. Further, on December 20, 2019, the companies entered into the Second Amended and Restated Assignment and License Agreement, which also amended certain terms of the original agreement to expand the licenses and assignments for specific patents granted to us or by us to Harpoon. In exchange for these additional terms, Harpoon agreed to reimburse up to $75,000 of our legal costs. Additionally, we agreed to pay to Harpoon royalties on future net sales and pay minimum annual royalties of $250,000 upon achievement of our first commercial sale.
Under the terms of the Harpoon License, we paid an upfront fee of $500,000 in 2018 and are obligated to reimburse Harpoon for certain legal costs incurred by Harpoon. In addition, we are obligated to pay Harpoon royalties based on future net sales and have agreed to pay a minimum annual royalty payment at an amount in the low hundreds of thousands of dollars upon achievement of our first commercial sale. In 2018, we recorded the upfront fee as research and development expense upon payment as the intellectual property was acquired prior to regulatory approval and does not have an alternative future use. The royalty payments are contingent upon sales and, as such, the royalty payments made to Harpoon will be considered probable and estimable and treated as cost of sales when incurred. Accordingly, at the commencement of sales, we will account for the royalty payments as cost of sales equal to the greater of a percentage in the low-single digits of the net sales of the patent-covered products or a minimum annual royalty payment at an amount in the low hundreds of thousands of dollars. Any legal fees incurred in connection with the Harpoon Agreement will be expensed as incurred.
The Harpoon License will expire on a country-by-country basis upon the expiration of the last to expire patent or patent application included in the licensed patents within the applicable country. We have the right to terminate the Harpoon License upon 30 days prior written notice to Harpoon, and either party may terminate for a material breach if such breach is not cured within a specified number of days.

Adimab 2018 License
In March 2018, we entered into a Development and Option Agreement (the “Adimab Agreement”) with Adimab LLC (“Adimab”), a company specializing in antibody discovery, humanization and optimization. Under the terms of the Adimab Agreement, Adimab granted us the rights to initiate certain research initiatives on a specified number of targets. Adimab also granted us a license to certain Adimab core technologies, antibodies and products applicable to certain targets (“Adimab License”).
In August 2020, we entered into Amendment One to the Development and Option Agreement with Adimab, which extended the period of time for us to evaluate candidate antibodies in advance of electing to exercise the option to acquire exclusive rights to licensed antibodies (the “Evaluation Term”), but did not otherwise change the terms of the Adimab License. The Evaluation Term was then further extended in December 2020 by entering into Amendment Two to the Development and Option Agreement, through delivery of a non-refundable payment of $100,000 by us to Adimab, which was creditable toward the option fee. The non-refundable payment was recorded immediately as research and development expense in the consolidated statements of operations. In July 2021, we entered into the First Amended and Restated Development and Option Agreement with Adimab to extend the target selection time period and to allow for us to add additional antibody discovery programs to be covered under the agreement, but otherwise retaining all other material provisions of the Adimab License.
Under the terms of the Adimab License, we must pay both an upfront fee and final fee of $200,000 for all research programs. We must also pay Adimab milestone fees with respect to each research program ranging from $150,000 to $200,000 based on the achievement of technical milestones by Adimab for the applicable research program. In order to exercise any options in the Adimab Agreement, we must pay a $500,000 fee for each target option exercised.
For each target option exercised, we are also obligated to pay certain milestones ranging from $1.0 million to $4.0 million for certain clinical and commercialization achievements. Additionally, for licensed products sold during the applicable royalty term, we must pay Adimab royalties at percentages in the low-to-mid single digits.
The Adimab Agreement will expire upon the expiration of any options or if an option is exercised, on a country-by-country and licensed product-by-licensed product basis on the expiration of the last royalty term for a licensed product in the particular country. As of December 31, 2025, we have exercised the target option for one target covered under the Adimab Agreement. As of December 31, 2025, we have not made any payments for clinical or sales-based milestones or royalties pursuant to the Adimab Agreement.
Adimab 2022 Collaboration
In November 2022, we entered into a Collaboration Agreement (the “Adimab Collaboration Agreement”) with Adimab. Under the terms of the Adimab Collaboration Agreement, Adimab has agreed to provide us with services to help discover, generate, optimize and/or engineer specified proteins. In addition, Adimab will provide us with a license to certain Adimab core technologies, patents and products applicable to certain targets (“Adimab Collaboration License”), separate from those provided in the 2018 Adimab Agreement.
Under the terms of the Adimab Collaboration Agreement, we must pay Adimab milestone fees with respect to each research program ranging from $500,000 to $1.5 million based on the achievement of certain clinical milestones by us. The Adimab Collaboration Agreement provides us with an option to obtain any development and commercialization licenses from Adimab used in products. To exercise an option, we must pay a $500,000 fee for each product option exercised.
For each product sold, we are also obligated to pay certain milestones ranging from $1.0 million to $2.0 million based on the achievement of the first commercial sale in certain countries. Additionally, for licensed products sold during the applicable royalty term, we must pay Adimab royalties at percentages in the low-to-mid single digits.
The Adimab Collaboration Agreement will expire upon the expiration of any options or if an option is exercised, on a country-by-country and licensed product-by-licensed product basis on the expiration of the last royalty term for a licensed product in the particular country. As of December 31, 2025, we have not exercised any options and have not made any payments for clinical or sales-based milestones or royalties pursuant to the Adimab Collaboration Agreement.
12. Income Taxes
During the years ended December 31, 2025 and 2024, we recorded no current or deferred income tax expenses or benefits as we have incurred losses since inception and have provided a full valuation allowance against our deferred tax assets.

A reconciliation of the expected income tax expense (benefit) computed using the federal statutory income tax rate to our effective income tax rate after the adoption of ASU No. 2023-09 is as follows:

	Year Ended December 31, 2025
	Amount	Percent
U.S. federal statutory income tax rate	$(12,773)	21.0%
Nontaxable or nondeductible items
Stock-based compensation	442	(0.7)
Limitation of executive compensation	165	(0.3)
Other nontaxable or nondeductible items	(425)	0.7
R&D tax credits	(1,670)	2.8
Change in valuation allowance	14,345	(23.6)
Other adjustments	(84)	0.1
Effective income tax rate	$—	0.0%

A reconciliation of the expected income tax expense (benefit) computed using the federal statutory income tax rate to our effective income tax rate for the period prior to the adoption of ASU No. 2023-09 is as follows:

Year Ended December 31, 2024
Income tax computed at federal statutory rate	21.0%
State taxes	6.5
Change in valuation allowance	(29.4)
R&D credit carryovers	3.7
Stock-based compensation	(2.4)
Permanent differences	0.5
Other	0.1
Effective income tax rate	0.0%

Our deferred tax assets and liabilities consist of the following:

	As of December 31,
	2025	2024
	(in thousands)
Deferred tax assets:
Net operating losses	$57,515	$32,781
Tax credit carryforwards	8,155	6,141
Lease liability	2,631	3,069
Other capitalized costs—net of amortization	198	219
Reserves and accruals	31	983
Stock-based compensation	2,932	1,921
Capitalized research and experimental expenditures—net of amortization	17,187	25,214
Deferred tax assets	88,649	70,328
Valuation allowance	(86,588)	(67,756)
Deferred tax assets	2,061	2,572
Deferred tax liabilities:
Right of use asset	(1,455)	(1,676)
Fixed assets and depreciation	(606)	(896)
Deferred tax liabilities	(2,061)	(2,572)
Net deferred taxes	$—	$—

The Tax Cuts and Jobs Act (“TCJA”) requires taxpayers to capitalize and amortize research and experimental (“R&E”) expenditures under Section 174 for tax years beginning after December 31, 2021. For tax years prior to the year ended December 31, 2025, we amortized these costs for tax purposes over 5 years for research and development (“R&D”) performed in the U.S. and over 15 years for R&D performed outside the U.S. On July 4, 2025, the One Big Beautiful

Bill Act (“OBBBA”) was signed into law. The legislation includes significant corporate tax reforms, including the permanent reinstatement of the ability to deduct domestic R&D expenditures as incurred beginning in tax year 2025, replacing the previous requirement to amortize these such expenditures over 5 years. The requirement to amortize R&D expenditure incurred outside the U.S. over a period of 15 years was unchanged by the OBBBA. With respect to domestic R&D expenditures capitalized prior to the enactment of the OBBBA, we have elected to amortize these costs for tax purposes at a rate of 50% of the total capitalized costs during the year ended December 31, 2025, and the remaining 50% is expected to be amortized during tax year 2026.
Following the enactment of the OBBBA, we capitalized R&E expenditures totaling $6.8 million during the year ended December 31, 2025. Prior to the enactment of the OBBBA, we capitalized R&E expenditures totaling $50.2 million during the year ended December 31, 2024.
We evaluated the positive and negative evidence bearing upon our ability to realize the deferred tax assets as of December 31, 2025 and 2024. We considered our cumulative net losses and concluded as of December 31, 2025 and 2024, that it was more likely than not that we would not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance was established against the net deferred tax assets as of December 31, 2025 and 2024. The valuation allowance increased by $18.8 million during the year ended December 31, 2025 as the result of operating losses generated with no corresponding financial statement benefit and partially offset by a decrease in deferred assets related to capitalized R&E expenditures as a result of the enactment of the OBBBA described above. The valuation allowance increased by $20.7 million during the year ended December 31, 2024 primarily due to an increase in deferred tax assets related to capitalized R&E expenditures, and as the result of operating losses generated with no corresponding financial statement benefit.
We have incurred net operating losses since inception. As of December 31, 2025 and 2024, we had federal net operating loss carryforwards of $215.3 million and $126.8 million, respectively, available to reduce future federal taxable income. The carryforwards generated from losses incurred prior to January 1, 2018 will expire in 2037. The carryforwards generated from losses incurred after December 31, 2017 do not expire. As of December 31, 2025, federal net operating loss carryforwards includes $215.2 million of carryforwards that do not expire. The TCJA enacted on December 22, 2017 limits a taxpayer’s ability to utilize a net operating loss deduction in a year to 80% taxable income for federal net operating losses arising in tax years beginning after December 31, 2017. As of December 31, 2025 and 2024, we had state net operating loss carryforwards of $153.7 million and $76.8 million, respectively, available to reduce future state taxable income, which expire at various dates beginning in 2037.
As of December 31, 2025 and 2024, we had federal research and development tax credit carryforwards of $6.5 million and $4.9 million, respectively, available to reduce future federal tax liabilities, which expire at various dates beginning in 2042. We had state research and development tax credit carryforwards as of December 31, 2025 and 2024 of $1.6 million and $1.3 million, respectively, available to reduce future state tax liabilities, which expire at various dates beginning in 2034.
Utilization of our net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period.
We completed a Section 382 study for the period of January 22, 2018, through December 31, 2022 and identified three ownership changes that occurred on June 10, 2019, August 2, 2019, and August 31, 2022, for Section 382 purposes. As we experienced these ownership changes, all pre-change net operating loss and research and development tax credit carryforwards are subject to limitation. Due to the unlimited carryover period for net operating losses generated after December 31, 2017, none of our federal net operating losses will expire unused. A portion of our state net operating losses, and federal and state research and development tax credits are expected to expire unused. We have analyzed the impact of these limitations on our attributes and included the impact of these limitations in our deferred tax assets as of December 31, 2025 and 2024.
We have not recorded any reserves for uncertain tax positions as of December 31, 2025 and 2024. We have conducted a study of research and development tax credits for tax years 2018 through 2020. The amounts of federal and state research and development tax credit carryforwards presented above have reflected the results from the study. A full valuation allowance has been provided against our research and development credits.

We file tax returns as prescribed by the tax laws of the jurisdictions in which we operate. In the normal course of business, we are subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The statute of limitations for assessment by the Internal Revenue Service, or IRS, and state tax authorities is closed for tax years prior to 2022, although carryforward attributes that were generated prior to 2022 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period.
13. Related Parties
In May 2022, we entered into a sublease agreement with Crossbow, for which entities affiliated with MPM Capital (“MPM Capital”) are also beneficial owners, to sublease the entirety of our office and laboratory space in Cambridge, Massachusetts. Luke Evnin, Ph.D., the chair of our board of directors, co-founded MPM Capital and serves as Managing Director of MPM Capital. Briggs Morrison, who serves on our board of directors, serves as Executive Partner of MPM Capital and Chief Executive Officer of Crossbow. The term of the sublease agreement commenced in June 2022 and ended in March 2024, with no option to extend (see Note 11, Commitments and Contingencies). We received cash payments under our sublease of $0.4 million during the year ended December 31, 2024. In addition, we received $0.2 million from Crossbow in June 2022 as a security deposit, which was remitted to Crossbow following the termination of the sublease.
14. Defined Contribution Benefit Plan
We sponsor a defined contribution benefit plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements, and allows participants to contribute a portion of their annual compensation, subject to statutory limitations. We match 50% of each participant’s contribution up to a maximum of 6% of such participant’s eligible compensation paid in a calendar year. We recognized expenses of $0.3 million related to matching contributions during each of the years ended December 31, 2025 and 2024.
15. Net Loss Attributable to Common Stockholders per Share
For purposes of the diluted net loss attributable to common stockholders per share calculation, outstanding stock options, the conversion option derivative under the K2HV Loan Agreement, common stock to be issued under the 2021 ESPP, and warrants to purchase common stock are considered to be potentially dilutive securities, however the following weighted-average amounts were excluded from the calculation of diluted net loss attributable to common stockholders per share because their effect would be anti-dilutive:

	December 31,
	2025	2024
Outstanding stock options	9,954,872	7,634,937
Warrants to purchase common stock	—	58,904
Common stock to be issued under the 2021 ESPP	85,368	67,445
Total	10,040,240	7,761,286

Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the applicable period. In computing diluted net loss per share, only potential shares of common stock that are dilutive are included. We considered each issue or series of issues of potential shares of common stock separately when determining whether potential shares of common stock are dilutive or anti-dilutive. We made such determination in sequence from the most dilutive to the least dilutive and concluded that the conversion option derivative under the K2HV Loan Agreement is dilutive to net loss per share for the years ended December 31, 2025 and 2024. Pursuant to FASB ASC Topic 260, Earnings Per Share, we applied the if-converted method to determine the effect of the conversion option derivative under the K2HV Loan Agreement on the diluted earnings per share calculations. Pursuant to such method, we adjusted the numerator for the gain recognized during each period in net loss due to the change in the fair value of the conversion option derivative liability under the K2HV Loan Agreement and the interest expense recognized during each period that is attributable to the portion of the term loan that is subject to the conversion option. We also increased the denominator to include the weighted-average number of additional shares of common stock that would have been outstanding if the conversion option derivative under the K2HV Loan Agreement were converted at the beginning of the period or at the inception of the K2HV Loan Agreement for the years ended December 31, 2025 and 2024, respectively. The following table summarizes the computations of basic and diluted net loss per share as presented in our consolidated statements of operations:

	Year Ended December 31,
	2025	2024
	(in thousands, except share and per share amounts)
Numerator
Net loss	$(60,822)	$(70,515)
Less: change in fair value of derivative liability	(2,070)	(1,621)
Plus: interest expense on converted term loan	776	493
Adjusted net loss	$(62,116)	$(71,643)
Denominator
Weighted-average common stock outstanding, basic	46,018,888	43,332,088
Dilutive effect of common stock issuable from assumed conversion of convertible term loan	791,364	527,576
Weighted-average common stock outstanding, diluted	46,810,252	43,859,664
Net loss per share
Basic	$(1.32)	$(1.63)
Diluted	$(1.33)	$(1.63)

16. Segment Information
We have one reportable segment which focuses on the discovery and development of cancer therapeutics. The segment derives its revenues from the Collaboration Agreement with Jazz (see Note 4, Collaboration and License Agreement).
Our CODM manages our operations on an integrated basis for the purpose of allocating resources. When evaluating our financial performance, our CODM regularly reviews total expenses and expenses by function and makes decisions using this information based on the performance of the enterprise as a whole. Our CODM primarily evaluates the performance of the enterprise based on results that have a direct impact on our available cash and cash equivalents and accordingly places less significance on non-cash expenses such as stock-based compensation and depreciation expenses in determining how to allocate resources.
Segment assets regularly reviewed by our CODM include measures of liquidity, primarily available cash and cash equivalents, and are consistent with the presentation of cash and cash equivalents reported in our consolidated balance sheets.
The following is a summary of our segment and consolidated net loss, including significant segment expenses:

	Year Ended December 31,
	2025	2024
	(in thousands)
Collaboration revenue	$—	$1,885
Less:
Clinical development	19,187	16,361
Research and discovery	12,660	14,389
General and administrative support	12,428	14,330
Manufacturing	8,523	19,759
Other segment expenses(a)	7,879	10,640
Interest income	3,108	6,673
Interest expense	(5,274)	(4,656)
Loss on extinguishment of debt	—	(553)
Other income, net	2,021	1,615
Segment and consolidated net loss	$(60,822)	$(70,515)

(a)	Other segment expenses includes non-cash expenses for stock-based compensation and depreciation expenses.

PART I. FINANCIAL INFORMATION
Item 1.	Financial Statements
Werewolf Therapeutics, Inc.
Condensed Consolidated Balance Sheets
(unaudited)
(amounts in thousands, except share and per share amounts)

	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$21,987	$57,050
Prepaid expenses and other current assets	905	1,536
Total current assets	22,892	58,586
Property and equipment, net	1,263	4,688
Restricted cash and cash equivalents	—	901
Operating lease right of use asset	—	5,216
Other assets	—	5
Total assets	$24,155	$69,396
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,939	$754
Accrued expenses and other current liabilities	5,924	5,407
Operating lease liability, current	—	1,751
Note payable, net of discount and issuance costs	—	28,236
Total current liabilities	7,863	36,148
Operating lease liability, net of current portion	—	7,684
Derivative liability	—	759
Total liabilities	7,863	44,591
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized as of June 30, 2026 and December 31, 2025; no shares issued or outstanding as of June 30, 2026 and December 31, 2025	—	—
Common stock, $0.0001 par value, 200,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 48,599,066 and 48,596,817 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	5	5
Additional paid-in capital	501,559	500,210
Accumulated deficit	(485,272)	(475,410)
Total stockholders’ equity	16,292	24,805
Total liabilities and stockholders’ equity	$24,155	$69,396

The accompanying notes are an integral part of these condensed consolidated financial statements.

Werewolf Therapeutics, Inc.
Condensed Consolidated Statements of Operations
(unaudited)
(amounts in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue:
Collaboration revenue	$21,000	$—	$21,000	$—
Operating expenses:
Research and development	6,162	13,143	14,343	26,263
General and administrative	7,680	4,399	12,770	9,270
Total operating expenses	13,842	17,542	27,113	35,533
Operating income (loss)	7,158	(17,542)	(6,113)	(35,533)
Other expense:
Interest income	277	850	710	1,847
Interest expense	(475)	(1,301)	(1,843)	(2,564)
Loss on extinguishment of note payable	(3,354)	—	(3,354)	—
Other income, net	64	11	738	179
Total other expense	(3,488)	(440)	(3,749)	(538)
Net income (loss)	$3,670	$(17,982)	$(9,862)	$(36,071)
Net income (loss) per common share, basic and diluted	$0.08	$(0.40)	$(0.20)	$(0.80)
Weighted-average common shares outstanding, basic and diluted	48,597,534	44,981,746	48,597,177	44,904,880

The accompanying notes are an integral part of these condensed consolidated financial statements.

Werewolf Therapeutics, Inc.
Condensed Consolidated Statements of Stockholders’ Equity
(unaudited)
(amounts in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2025	48,596,817	$5	$500,210	$(475,410)	$24,805
Stock-based compensation expense	—	—	929	—	929
Net loss	—	—	—	(13,532)	(13,532)
Balance at March 31, 2026	48,596,817	5	501,139	(488,942)	12,202
Issuance of common stock, net	2,249	—	1	—	1
Stock-based compensation expense	—	—	419	—	419
Net income	—	—	—	3,670	3,670
Balance at June 30, 2026	48,599,066	$5	$501,559	$(485,272)	$16,292

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2024	44,827,159	$5	$487,973	$(414,588)	$73,390
Stock-based compensation expense	—	—	2,006	—	2,006
Net loss	—	—	—	(18,089)	(18,089)
Balance at March 31, 2025	44,827,159	5	489,979	(432,677)	57,307
Issuance of common stock from at the market offering, net of issuance costs of $255	421,766	—	305	—	305
Issuance of common stock, net	86,340	—	41	—	41
Stock-based compensation expense	—	—	1,793	—	1,793
Net loss	—	—	—	(17,982)	(17,982)
Balance at June 30, 2025	45,335,265	$5	$492,118	$(450,659)	$41,464

The accompanying notes are an integral part of these condensed consolidated financial statements.

Werewolf Therapeutics, Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(amounts in thousands)

	Six Months Ended June 30,
	2026	2025
Operating activities:
Net loss	$(9,862)	$(36,071)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	1,348	3,799
Depreciation expense	2,850	832
Loss on sale and disposal of property and equipment, net	159	—
Non-cash interest expense	771	1,010
Non-cash lease expense	307	381
Loss on extinguishment of note payable	3,354	—
Change in fair value of derivative liability	(707)	(190)
Gain on modification of lease liability	(1,142)	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	636	(574)
Accounts payable, accrued expenses and other liabilities	1,702	(2,348)
Operating lease liability	(3,384)	(951)
Net cash used in operating activities	(3,968)	(34,112)
Investing activities:
Proceeds from sale of property and equipment	416	—
Net cash provided by investing activities	416	—
Financing activities:
Repayment of note payable and extinguishment costs	(32,413)	—
Proceeds from at the market offering of common stock, net of issuance costs	—	347
Proceeds from issuances under Employee Stock Purchase Plan	1	41
Net cash (used in) provided by financing activities	(32,412)	388
Net decrease in cash, cash equivalents and restricted cash and cash equivalents	(35,964)	(33,724)
Cash, cash equivalents and restricted cash and cash equivalents—beginning of period	57,951	112,215
Cash, cash equivalents and restricted cash and cash equivalents—end of period	$21,987	$78,491
Reconciliation of cash, cash equivalents and restricted cash and cash equivalents to the condensed consolidated balance sheets
Cash and cash equivalents	$21,987	$77,596
Restricted cash and cash equivalents	—	895
Total cash, cash equivalents and restricted cash and cash equivalents	$21,987	$78,491
Supplemental disclosure of cash flow information:
Cash paid for interest	$1,338	$1,562
Supplemental disclosure of non-cash investing and financing activities:
Adjustment to right of use asset in exchange for reduction in lease liability	$4,909	$—
Issuance costs in accounts payable and accrued expenses	$—	$126

The accompanying notes are an integral part of these condensed consolidated financial statements.

Werewolf Therapeutics, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
1. Nature of Business
Werewolf Therapeutics, Inc. was incorporated in the state of Delaware in October 2017. As used throughout these unaudited, condensed consolidated financial statements, the terms “Werewolf,” the “Company,” “we,” “us,” and “our” refer to the business of Werewolf Therapeutics, Inc., and its wholly owned subsidiary. We are an innovative biopharmaceutical company pioneering the development of therapeutics engineered to stimulate the body’s immune system for the treatment of cancer and other immune-mediated conditions. Our headquarters are located in Watertown, Massachusetts.
Since inception, we have devoted substantially all of our efforts and financial resources to organizing and staffing the company; business planning; raising capital; developing and optimizing our platform technology; identifying potential product candidates; enhancing our intellectual property portfolio; undertaking research, preclinical studies, and clinical trials; and enabling manufacturing for our development programs. We are subject to risks and uncertainties common to early-stage companies in the biotechnology industry including, but not limited to, technical risks associated with the successful research, development and manufacturing of product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Current and future programs will require significant research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure. Even if our product development efforts are successful, it is uncertain when, if ever, we will realize significant revenue from product sales.
2. Strategic Review and Liquidity
In February 2026, we adopted a restructuring plan to extend our capital resources (the “2026 Restructuring”) in connection with initiating a process to explore a full range of strategic alternatives to advance our promising platform and drug development pipeline to maximize stockholder value. We have engaged Piper Sandler & Co. (“Piper Sandler”) to serve as exclusive financial advisor to assist in the strategic review process. Measures contemplated during the strategic review process include the asset purchase agreement described in Note 4, and may also include, among other options, a sale of the Company, a business combination or merger, a sale of our assets, licensing or collaboration arrangements, or other strategic transactions. There can be no assurance that the strategic review process will result in any agreement or transaction that will enhance stockholder value, or any agreement or transaction at all.
As part of the 2026 Restructuring, our board of directors approved a reduction in force in February 2026, representing 64% of our workforce to better align our resources with our pursuit of strategic alternatives. In May 2026, an additional reduction in force occurred, representing 36% of our workforce at that time. See Note 12 for further discussion of the impact of the 2026 Restructuring.
We had cash and cash equivalents of $22.0 million at June 30, 2026. The outcome of our strategic review process will inform future development plans and the costs associated with those efforts. We expect to incur substantial operating losses and negative cash flows from operations for the foreseeable future as we continue to execute on our strategic review process. Our ability to maintain ongoing operations is dependent on our ability to obtain additional financing, as to which we can make no assurance. These conditions raise substantial doubt about our ability to continue as a going concern for at least twelve months from the date these condensed consolidated financial statements are issued in this Quarterly Report. There can be no assurance that the strategic review process will result in any agreement or transaction that will mitigate the conditions which raise substantial doubt about our ability to continue as a going concern, or at all.
Our condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the ordinary course of business. Our condensed consolidated financial statements do not include any adjustments that might result from the outcome of the conditions described above.
3. Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying condensed consolidated financial statements as of June 30, 2026 and December 31, 2025, and for the three and six months ended June 30, 2026 and 2025, have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“GAAP”) as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”) for condensed consolidated financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these condensed consolidated financial statements reflect all normal recurring adjustments which are necessary for a fair presentation of our financial position and results of our operations, as of and for the periods presented. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 27, 2026 (the “2025 Annual Report”).
The information presented in the condensed consolidated financial statements and related notes as of June 30, 2026, and for the three and six months ended June 30, 2026 and 2025, is unaudited. The December 31, 2025 condensed consolidated balance sheet included herein was derived from the audited financial statements as of that date, but does not include all disclosures, including notes, required by GAAP for complete financial statements.
Interim results for the three and six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2026, or any future period.
The accompanying condensed consolidated financial statements include the accounts of Werewolf Therapeutics, Inc. and its wholly owned subsidiary, Werewolf Therapeutics Mass Securities, Inc. All intercompany transactions and balances have been eliminated in consolidation.
Summary of Significant Accounting Policies
The significant accounting policies and estimates used in the preparation of the condensed consolidated financial statements are described in our audited financial statements as of and for the year ended December 31, 2025, and the notes thereto, which are included in our 2025 Annual Report. Other than as set forth below, there have been no material changes in our significant accounting policies during the six months ended June 30, 2026.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, those related to accrued expenses and assumptions used in the valuation of stock-based compensation expense and the fair value of the derivative liability. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-04) (“ASU No. 2024-03”), which requires the disclosure of additional information about specific expense categories in the notes to the consolidated financial statements at interim and annual reporting periods. The provisions of ASU No. 2024-03 are effective for annual reporting periods beginning after December 31, 2026, with early adoption permitted. We are currently evaluating the impact that this standard will have on our consolidated financial statements.
Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.
Subsequent Events
We have evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Other than as described in Note 13, we did not identify any subsequent events that require adjustment or disclosure in the condensed consolidated financial statements.
4. Collaboration Revenue
In April 2022, we entered into an exclusive global collaboration and license agreement (the “Collaboration Agreement”) with Jazz Pharmaceuticals Ireland Limited (“Jazz”) pursuant to which we granted Jazz certain licenses to develop and commercialize products containing our Interferon alpha (“IFNα”) INDUKINE™ molecule,

JZP898 (the “898 Program”), as well as products containing certain isolated recombinant polypeptides comprising IFNα that meet specified criteria (each such product, a “Licensed Product”). Under the Collaboration Agreement, we were responsible for certain preclinical development activities with respect to JZP898 and other development activities specified in mutually agreed upon development plans. Jazz had generally reimbursed us for the cost of such activities. Jazz is responsible for all other development and commercialization activities conducted to exploit the Licensed Products, including submission of an investigational new drug application (“IND”) to the U.S. Food and Drug Administration (the “FDA”). In June 2024, we executed a transfer agreement (the “Transfer Agreement”) to assign our rights in a development agreement with a contract manufacturer of JZP898 to Jazz. The execution of this Transfer Agreement was the last material performance obligation required of us under the Collaboration Agreement. We were eligible to receive up to $515.0 million in development and regulatory milestones, and up to $740.0 million in sales-based milestones for all Licensed Products upon meeting certain conditions.
On May 6, 2026 (the “Closing”), we entered into an asset purchase agreement (the “Purchase Agreement”) with Jazz. Subject to the terms and conditions of the Purchase Agreement, we sold to Jazz the 898 Program for the development, manufacturing, commercialization, use and other exploitation of the Licensed Product. Pursuant to the Purchase Agreement and related ancillary agreements, in consideration for all material assets, properties, rights and interests used or held for use in the conduct of the 898 Program, Jazz paid us upfront consideration of $21.0 million, and has agreed to pay an additional $2.0 million upon the consent to the partial assignment of a certain license agreement, as and to the extent such agreement relates to the conduct of the 898 Program. Jazz also assumed certain liabilities of ours relating to the 898 Program arising after the Closing.
The Purchase Agreement contains customary representations, warranties and covenants of each of us and Jazz. The Purchase Agreement further provides that, subject to certain limitations, we and Jazz will each indemnify the other for certain losses arising from such breaches of representations, warranties and covenants and liabilities allocated to such party pursuant to the terms of the Purchase Agreement.
In addition, the Purchase Agreement contains a non-competition covenant pursuant to which we agreed not to exploit any IFNα or variant thereof, or any product containing any IFNα or variant thereof, for a period of eighteen (18) months after the Closing, subject to customary exceptions for change of control transactions.
Effective as of the Closing, the Collaboration Agreement was terminated, and as a result, we are no longer eligible to receive payment for meeting the conditions of the development and regulatory milestones or sales-based milestones for any Licensed Products.
Concurrently with the Purchase Agreement, we also entered into a license agreement (the “New License Agreement”) with Jazz to license to them certain patents and “know-how” (the “Licensed Patents” and “Licensed Know-How,” respectively). The Licensed Patents and the Licensed Know-How are necessary in the development of the 898 Program, however are not exclusive to the 898 Program.
Accounting Analysis under ASC 606
Identification of the Contracts(s)
We have previously concluded that the Collaboration Agreement represents a contract with a customer within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”).
We have assessed the Purchase Agreement and the New License Agreement, and have concluded that they represent a single combined arrangement due to the fact that they were negotiated as a package with a single commercial objective. We have further concluded that the Purchase Agreement and the New License Agreement represent a modification to the Collaboration Agreement within the scope of ASC 606.
Identification of Promises and Performance Obligations
Previously, we have concluded that the license granted to Jazz under the Collaboration Agreement, and the corresponding “know-how” are not capable of being distinct from the other promises within the contract, and as such, determined that the license and the “know-how” combined with the other research and development services and supply represent a single combined performance obligation. Under the Purchase Agreement and the New License Agreement, Jazz continues to have rights to the same patents and “know-how” that were granted under the Collaboration Agreement. However, under the Purchase Agreement, we transferred ownership of certain patents and “know-how” to Jazz. At the time of the Closing, our performance obligation to Jazz had been fulfilled.

Determination of Transaction Price
We have assessed the Purchase Agreement and the New License Agreement, and have concluded that they represent a modification that results in an increase in the overall transaction price of the contract with Jazz. We’ve determined that the upfront consideration included in the Purchase Agreement of $21.0 million should be added to the overall transaction price.
The Purchase Agreement also includes a $2.0 million contingent payment that is payable to us upon the successful partial assignment of a certain license agreement. We’ve determined that this contingent payment represents variable consideration that should not be included in the transaction price. We used the most likely amount method to estimate variable consideration and estimated that the most likely amount of the contingent payment was zero at the Closing as the success of completing the partial assignment of the license agreement is highly susceptible to factors outside of our control.
The Collaboration Agreement included various development and regulatory and sales-based milestones. The payments associated with these milestones represented variable consideration that were excluded from the overall transaction price at the inception of the Collaboration Agreement. As of the Closing, we are no longer entitled to receipt of payment for any of the unpaid milestones included in the Collaboration Agreement. Accordingly, the unpaid milestone payments are no longer considered for inclusion in the overall transaction price as of the Closing.
We re-evaluate the transaction price at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur, and adjust the transaction price as necessary. During the period from the Closing through June 30, 2026, we did not recognize any adjustment to the transaction price associated with the contingent payment.
Revenue Recognition
As noted above, we have no remaining performance obligation to Jazz as of the Closing. Accordingly, we have recognized revenue of $21.0 million during the three and six months ended June 30, 2026 related to the increase in the overall transaction price described above. As of June 30, 2026, all consideration included in the overall transaction price has been recognized as revenue.
5. Financial Instruments and Fair Value Measurements
Our assets that are required to be measured at fair value on a recurring basis consist of money market funds classified as cash and cash equivalents on our condensed consolidated balance sheets as of June 30, 2026 and December 31, 2025.
Our liabilities that are required to be measured at fair value on a recurring basis consist of a derivative liability pursuant to a loan and security agreement (the “K2HV Loan Agreement”) with K2 HealthVentures LLC (“K2HV”) (see Note 7, Term Loan) on our condensed consolidated balance sheet as of December 31, 2025. We do not have any liabilities that are required to be measured at fair value on a recurring basis as of June 30, 2026.
The carrying amounts reflected in the condensed consolidated balance sheets for cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values, due to their short-term nature.
Assets measured at fair value on a recurring basis as of June 30, 2026 were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets:
Money market funds	$21,489	$—	$—	$21,489
Total assets	$21,489	$—	$—	$21,489

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets:
Money market funds	$56,548	$—	$—	$56,548
Total assets	$56,548	$—	$—	$56,548

Liabilities:
Derivative liability	$—	$—	$759	$759
Total liabilities	$—	$—	$759	$759

There were no changes in valuation techniques used during the three or six months ended June 30, 2026.
Derivative Liability
In May 2024, we entered into the K2HV Loan Agreement, as further described in Note 7, which provided up to $60.0 million principal in term loans. Pursuant to the terms of the K2HV Loan Agreement, the lenders thereto could elect, prior to the full repayment of the term loans, to convert up to $5.0 million of the outstanding principal of the term loans into shares of our common stock at a conversion price of the lesser of $6.3182 per share (the “Fixed Price Conversion”) and the lowest effective price per share of our first equity financing following the closing of the K2HV Loan Agreement (the “Variable Price Conversion”), subject to customary adjustments and 9.99% and 19.99% beneficial ownership limitations. The Fixed Price Conversion and Variable Price Conversion within the K2HV Loan Agreement were required to be bifurcated as a single compound embedded derivative carried at fair value, with subsequent changes in fair value recognized in the condensed consolidated statements of operations.
In May 2026, we repaid all amounts owed under K2HV Loan Agreement, as described in Note 7. Upon repayment of the outstanding principal of the term loan, the lenders’ ability to exercise the conversion option expired.
The following table reconciles the change in fair value of the derivative liability based on Level 3 inputs:

	Six Months Ended June 30,
	2026	2025
	(in thousands)
Balance at beginning of period	$759	$2,829
Change in fair value	(707)	(190)
Extinguishment of note payable	(52)	—
Balance at end of period	$—	$2,639

The change in fair value of the derivative liability is included in other income, net in the accompanying condensed consolidated statements of operations. We recognized nominal gains related to change in fair value of the derivative liability during the three months ended June 30, 2026 and 2025. We recognized gains of $0.7 million and $0.2 million related to change in fair value of the derivative liability during the six months ended June 30, 2026 and 2025, respectively. The fair value of the derivative liability immediately prior to repayment of the amounts owed under K2HV Loan Agreement was written off and is included in the loss on extinguishment of note payable in the accompanying condensed consolidated statement of operations in the amount of $0.1 million for the three and six months ended June 30, 2026.

The fair value of the derivative liability in the term loan was estimated using the Monte Carlo and the Black-Scholes models, each weighted based on the probable outcomes of various scenarios. A summary of the weighted-average significant unobservable inputs (Level 3 inputs) used in measuring the derivative liability in the term loan as of December 31, 2025 is as follows:

Stock price	$0.63
Volatility	105.0%
Risk-free rate (continuous)	3.5%
Expected term (in years)	0.25
Dividend yield (continuous)	—%

6. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities were comprised as follows:

	June 30, 2026	December 31, 2025
	(in thousands)
Contract research	$3,189	$2,376
Professional fees	2,316	1,388
Employee compensation and benefits	211	302
Manufacturing	90	928
Restructuring costs	34	—
Accrued interest	—	266
Other	84	147
Total accrued expenses and other current liabilities	$5,924	$5,407

7. Term Loan
In May 2024, we, as borrower, entered into the K2HV Loan Agreement with K2HV (together with any other lender from time to time, the “Lenders”); K2HV, as administrative agent for the Lenders (in such capacity, together with its successors, the “Administrative Agent”); and Ankura Trust Company, LLC, as collateral trustee for the Lenders (the “Collateral Trustee”). The K2HV Loan Agreement provided up to $60.0 million principal in term loans. We received $30.0 million in gross loan proceeds at closing; $25.0 million from the first tranche commitment and $5.0 million from the second tranche commitment. A third tranche commitment of up to $10.0 million was available to be drawn at our option through June 30, 2025, subject to the achievement, as determined by the Administrative Agent in its discretion, of certain time-based, clinical and regulatory milestones and receipt of not less than $60.0 million in net cash proceeds from certain financing activities, with at least $50.0 million from a single offering of common stock. Our ability to draw upon the third tranche commitment expired on June 30, 2025 without being drawn upon. A fourth tranche commitment of up to $20.0 million was available to be drawn at our option through May 1, 2026, subject to Lender’s review of our clinical, financial and operating plan and subject to the Lender’s consent in its sole and absolute discretion. Our ability to draw upon the fourth tranche commitment expired on May 1, 2026 without being drawn upon.
The term loan was scheduled to mature on May 1, 2028, and we were obligated to make interest only payments for the first 24 months followed by equal interest and principal payments each month thereafter through the maturity date. The term loan bore a variable interest rate equal to the greater of (i) 10.3%, and (ii) the sum of (A) the prime rate last quoted in The Wall Street Journal (or a comparable replacement rate if The Wall Street Journal ceases to quote such rate) and (B) 1.8%. We could prepay, at our option, all, but not less than all, of the outstanding principal balance and all accrued and unpaid interest with respect to the principal balance being prepaid of the term loans, subject to a prepayment premium to which the Lenders were entitled and certain notice requirements. We were obligated to pay a final fee equal to 6.95% of the aggregate amount of the term loans funded (the “Final Fee”) to occur upon the earliest of (i) the maturity date, (ii) the acceleration of the term loans, and (iii) the prepayment of the term loans. The Final Fee was being accreted to interest expense using the effective interest method over the life of the debt.
The Lenders had the option, prior to the full repayment of the term loans, to convert up to $5.0 million of outstanding principal of the term loans into shares of our common stock, pursuant to the Fixed Price Conversion or the Variable Price Conversion, subject to customary adjustments and 9.99% and 19.99% beneficial ownership limitations. There would have been no prepayment penalty for any principal amount converted into common stock. We determined that the Fixed Price Conversion and the Variable Price Conversion within the K2HV Loan Agreement were required to be bifurcated as an embedded derivative under ASC Topic 815, Derivatives and Hedging (“ASC 815”), at fair value, and recorded as a discount on the debt on the date of issuance, with subsequent changes in fair value recognized in the accompanying condensed consolidated statements of operations. See Note 5 for further discussion on this derivative instrument.
As security for our obligations under the K2HV Loan Agreement, we granted the Lenders a first priority security interest on substantially all of our assets (other than intellectual property), subject to certain exceptions. The K2HV Loan Agreement contained customary representations and warranties, events of default and affirmative and negative covenants, including covenants that limited or restricted our ability to, among other things, dispose of assets, make changes to our business, management, ownership or business locations, merge or consolidate, incur additional indebtedness, incur additional liens, pay dividends or other distributions or repurchase equity, make investments, and enter into certain transactions with affiliates, in each case subject to certain exceptions. Upon the occurrence of an event of default, a default interest rate of an additional 5.0% per annum may have been applied to the outstanding loan balances, and the Lenders may have declared all outstanding obligations immediately due and payable and exercised all of their rights and remedies as set forth in the K2HV Loan Agreement and under applicable law.
Subject to certain conditions, we granted the Lenders the right, prior to repayment of the term loans, to invest up to $5.0 million in the aggregate in future offerings of capital stock, at market terms, subject to certain exceptions and conditions.
We incurred debt issuance costs of $0.7 million in connection with the term loans, composed of the facility fee of $0.4 million and other expenses paid to the Lenders of $0.2 million and external legal fees of $0.1 million. These debt issuance costs, together with the fair value of the embedded derivative of $4.5 million at inception of the K2HV Loan Agreement, resulted in a debt discount of $5.1 million which was being amortized to interest expense over the term of the K2HV Loan Agreement using the effective interest method.
On May 6, 2026, we entered into a letter agreement providing for the repayment by us of all amounts owed under the K2HV Loan Agreement. On May 6, 2026, upon payment by us of $31.4 million, all of our indebtedness and obligations to the Collateral Trustee and the Lenders under the K2HV Loan Agreement and any other related loan and collateral security documents was deemed paid and discharged in full. During the three and six months ended June 30, 2026, we recognized a loss on the extinguishment of debt in the amount of $3.4 million, primarily due to the write off of unamortized debt issuance costs and the unaccreted balance of the Final Fee.
The outstanding note payable consisted of the following as of December 31, 2025 (in thousands) :

Note payable	$30,000
Unamortized debt discount and issuance costs	(1,764)
Net carrying amount of note payable	$28,236

The following table provides the components of interest expense related to the K2HV Loan Agreement:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(in thousands)
Interest expense based on coupon interest rate (10.3%) of outstanding term loans	$299	$781	$1,072	$1,554
Amortization of debt discount and accretion of Final Fee (8.94%)	176	520	771	1,010
Total interest expense on effective rate (19.24%)	$475	$1,301	$1,843	$2,564

We had presented the full amount of the term loan payable, net of discount and issuance costs, as a current liability as of December 31, 2025 based on our assessment that repayment of the loan was probable in the subsequent twelve months of December 31, 2025.

8. Common and Preferred Stock
Common Stock
We are authorized to issue 200,000,000 shares of common stock. Common stockholders are entitled to dividends if and when declared by our board of directors. As of June 30, 2026, no dividends on common stock had been declared by us.
On May 10, 2022, we entered into a Sales Agreement (the “Sales Agreement”) with Leerink Partners LLC (“Leerink Partners”), pursuant to which we are entitled to offer and sell shares of our common stock (the “ATM Offering”). The Sales Agreement provides that Leerink Partners will be entitled to a sales commission equal to 3.0% of the gross sales price per share of all shares sold under the ATM Offering. We were initially entitled to offer and sell shares of our common stock having an aggregate offering price of up to $50.0 million in the ATM Offering, which was subsequently increased in February 2024 to $75.0 million. On May 8, 2025, we filed a new Registration Statement on Form S-3 and filed a new prospectus covering the ATM Offering (the “Prospectus”) for the offer and sale of shares of our common stock with an aggregate offering price of up to $12.5 million in the ATM Offering as a result of being subject to General Instruction I.B.6 of Form S-3 (the “Baby Shelf Limitation”). As of June 30, 2026, we remain subject to the Baby Shelf Limitation. During the six months ended June 30, 2026, we did not sell any shares of our common stock under the ATM Offering. During the six months ended June 30, 2025, we sold 421,766 shares of our common stock at an average price of $1.33 per share for net proceeds of $0.3 million after deducting sales commissions and offering expenses.
We have reserved shares of common stock for issuance as follows:

	As of June 30, 2026	As of December 31, 2025
Shares reserved for exercises of outstanding stock options	8,206,431	9,954,872
Shares reserved for issuance under the 2021 Employee Stock Purchase Plan	1,044,648	560,929
Shares reserved for issuance under the 2021 Stock Incentive Plan	6,070,054	2,039,026
Shares reserved for issuance as part of the K2HV Loan Agreement conversion feature	—	791,364
Total shares reserved for future issuance	15,321,133	13,346,191

Preferred Stock
We are authorized to issue 5,000,000 shares of undesignated preferred stock in one or more series. As of June 30, 2026, no shares of preferred stock were issued or outstanding.
9. Stock-based Compensation
2017 Stock Incentive Plan
In December 2017, we adopted the 2017 Stock Incentive Plan (the “2017 Plan”), as amended and restated, pursuant to which we have outstanding stock options. No future awards may be granted under the 2017 Plan.
2021 Stock Incentive Plan
In April 2021, our board of directors adopted and our stockholders approved the 2021 Stock Incentive Plan (the “2021 Plan”), which became effective immediately prior to the effectiveness of our initial public offering (the “IPO”). As a result of the adoption of the 2021 Plan, no further awards will be made under the 2017 Plan.
The 2021 Plan provides for the grant of incentive stock options (“ISOs”), non-qualified stock options, restricted stock awards (“RSAs”), restricted stock units (“RSUs”), stock appreciation rights and other stock-based awards. Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2021 Plan. The terms of awards, including vesting requirements, are determined by our board of directors, subject to the provisions of the 2021 Plan.
We initially registered 3,352,725 shares of common stock under the 2021 Plan, pursuant to a Registration Statement on Form S-8 filed with the SEC on April 30, 2021, which was comprised of (i) 2,843,116 shares of common stock reserved for issuance under the 2021 Plan, (ii) 31,884 shares of common stock originally reserved for issuance under the 2017 Plan that became available for issuance under the 2021 Plan upon the completion of the IPO, and (iii) 477,725 shares of unvested restricted stock subject to repurchase by us that may become issuable under the 2021

Plan following such repurchase. The 2021 Plan also provides that an additional number of shares will be added annually to the shares authorized for issuance under the 2021 Plan on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2022 and continuing until, and including, the fiscal year ending December 31, 2031. The number of shares added each year will be equal to the lesser of (i) 5% of the number of shares of outstanding common stock on such date and (ii) such amount as determined by our board of directors. As of June 30, 2026, a cumulative total of 9,582,699 additional shares have been added to the total shares authorized for issuance under the 2021 Plan in accordance with these terms.
2021 Employee Stock Purchase Plan
The 2021 Employee Stock Purchase Plan (“2021 ESPP”) permits eligible employees to purchase shares of our common stock at a discount and consists of consecutive six-month offering periods, each containing a single six-month purchase period. On the first day of each offering period, each employee who is enrolled in the 2021 ESPP will automatically receive an option to purchase up to a whole number of shares of our common stock. The purchase price of each of the shares purchased, in a given purchase period, will be equal to 85% of the lesser of the closing price of a share of our common stock on (i) the first day of the offering period, or (ii) the last day of the offering period. During the six months ended June 30, 2026 and 2025, 2,249 and 39,853 shares of our common stock, respectively, were purchased by participants of the 2021 ESPP.
Stock-Based Compensation Expense
Total stock-based compensation expense recognized in our condensed consolidated statements of operations was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(in thousands)
Research and development	$83	$973	$586	$2,028
General and administrative	336	820	762	1,771
Total stock-based compensation	$419	$1,793	$1,348	$3,799

As part of the severance benefits offered to former employees impacted by the 2026 Restructuring described in Note 2 (the “Former Employees”), the forfeiture conditions of outstanding stock options belonging to the Former Employees were modified such that the Former Employees will retain their rights to exercise their stock options through the original expiration dates of each respective stock option to the extent that such stock options had become vested at the time that the Former Employees’ employment with us was terminated. Absent these modifications, the impacted stock options would have been forfeited by the Former Employees after a period of 90 days following the termination of their employment with us, if not exercised sooner. The expiration date for all stock options impacted by these modifications will occur on the tenth anniversary of the grant date of each respective stock option. For the three and six months ended June 30, 2026, the stock-based compensation expense above includes $0.1 million and $0.7 million, respectively, of expense recognized related to these modifications.
Stock Option Activity
No stock options were granted during the three or six months ended June 30, 2026. The fair value of stock options granted during the three and six months ended June 30, 2025 were calculated on the date of grant using the following weighted-average assumptions:

	Three Months Ended June 30, 2025	Six Months Ended June 30, 2025
Risk-free interest rate	4.0%	4.4%
Expected term (in years)	5.8	5.9
Expected annual dividend yield	— %	—%
Expected volatility	95.2%	95.3%

Using the Black-Scholes option pricing model, the weighted-average grant date fair value of stock options granted during the three and six months ended June 30, 2025 was $0.82 and $1.17 per share, respectively.

The following table summarizes stock option activity during the six months ended June 30, 2026:

	Options Outstanding
	Number of Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2025	9,954,872	$4.71
Granted	—	$—
Exercised	—	$—
Cancelled	(1,748,441)	$2.23
Outstanding at June 30, 2026	8,206,431	$5.24	6.35	$—
Exercisable at June 30, 2026	6,948,699	$5.77	6.02	$—

No stock options were exercised during the three and six months ended June 30, 2026 and 2025.
As of June 30, 2026, we had unrecognized stock-based compensation expense related to unvested stock options of $2.0 million, which we expect to recognize over a weighted-average period of approximately 1.7 years.
10. Net Income (Loss) Attributable to Common Stockholders per Share
We reported net income for the three months ended June 30, 2026 and net losses for the six months ended June 30, 2026 and for the three and six months ended June 30, 2025. For purposes of the diluted net income (loss) attributable to common stockholders per share calculation, outstanding stock options, common stock to be issued under the 2021 ESPP, and the conversion option derivative under the K2HV Loan Agreement are considered to be potentially dilutive securities; however, the following amounts were excluded from the weighted-average common stock outstanding in the calculation of diluted net income (loss) attributable to common stockholders per share because their effect would have been anti-dilutive:

	June 30,
	2026	2025
Outstanding stock options	8,206,431	10,461,702
Common stock to be issued under the 2021 ESPP	—	70,602
Common stock to be issued upon exercise of the K2HV Loan Agreement conversion feature	—	791,364
Total	8,206,431	11,323,668

11. Segment Information
We have one reportable segment which focuses on the discovery and development of cancer therapeutics. The segment derives its revenue from the Purchase Agreement with Jazz (see Note 4, Collaboration Revenue).
Our chief operating decision maker (“CODM”) manages our operations on an integrated basis for the purpose of allocating resources. When evaluating our financial performance, our CODM regularly reviews total expenses and expenses by function and makes decisions using this information based on the performance of the enterprise as a whole. Our CODM primarily evaluates the performance of the enterprise based on results that have a direct impact on our available cash and cash equivalents and accordingly places less significance on non-cash expenses such as stock-based compensation and depreciation expenses in determining how to allocate resources.
Segment assets regularly reviewed by our CODM include measures of liquidity, primarily available cash and cash equivalents, and are consistent with the presentation of cash and cash equivalents reported in our condensed consolidated balance sheets.

The following is a summary of our segment and consolidated net income (loss), including significant segment expenses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(in thousands)
Collaboration revenue	$21,000	$—	$21,000	$—
Less:
General and administrative support	6,678	3,486	11,250	7,309
Clinical development	3,047	5,710	6,690	10,039
Research and discovery	1,028	3,537	3,183	6,856
Manufacturing	218	2,610	1,792	6,698
Other segment expenses(a)	2,871	2,199	4,198	4,631

Interest income	277	850	710	1,847
Interest expense	(475)	(1,301)	(1,843)	(2,564)
Loss on extinguishment of note payable	(3,354)	—	(3,354)	—
Other income, net	64	11	738	179
Segment and consolidated net income (loss)	$3,670	$(17,982)	$(9,862)	$(36,071)

(a)	Other segment expenses includes non-cash expenses for stock-based compensation and depreciation expenses.
12. Restructuring
In February 2026, we initiated a strategic review process and the 2026 Restructuring. The 2026 Restructuring is expected to be completed by the end of 2026.
We estimate that we will incur approximately $6.5 million in costs associated with the 2026 Restructuring, consisting of severance payments, retention bonuses, employee benefits and related taxes, stock-based compensation, and contract termination costs. Our estimate of costs we expect to incur and the expected timing of when the 2026 Restructuring will be completed are subject to a number of assumptions, and actual results may differ. We may also incur additional costs, including, but not limited to, potential impairment charges not currently contemplated that may occur as a result of, or that are associated with the 2026 Restructuring.
The following table summarizes the restructuring costs incurred and the total estimated costs expected to be incurred in connection with the 2026 Restructuring:

	Three Months Ended June 30, 2026	Six Months Ended June 30, 2026	Cumulative Costs to Date	Total Estimated Costs
	(in thousands)
Employee severance, benefits and related taxes	$83	$2,640	$2,640	$2,640
Employee retention bonuses, benefits and related taxes	1,296	2,079	2,079	2,881
Stock-based compensation	50	665	665	665
Contract termination costs	(50)	300	300	300
Total restructuring costs	$1,379	$5,684	$5,684	$6,486

Total restructuring costs recognized in our condensed consolidated statements of operations were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(in thousands)
Research and development	$419	$—	$3,477	$—
General and administrative	960	—	2,207	—
Total restructuring costs	$1,379	$—	$5,684	$—

Accrued restructuring costs, which are included in accrued expenses and other current liabilities on our condensed consolidated balance sheets were as follows (in thousands):

Balance as of December 31, 2025	$—
Restructuring costs recognized during the period	4,305
Cash payments made during the period	(3,971)
Employee retention bonuses paid in advance	724
Non-cash charges recognized during the period	(615)
Balance as of March 31, 2026	443
Restructuring costs recognized during the period	1,379
Cash payments made during the period	(1,229)
Amortization of employee retention bonuses paid in the prior period	(509)
Non-cash charges recognized during the period	(50)
Balance as of June 30, 2026	$34

13. Lease Termination
On May 7, 2026 (the “Modification Date”), we entered into an Agreement for Termination of Lease and Voluntary Surrender of Premises (the “Lease Termination”) with ARE-770/784/790 Memorial Drive, LLC (the “Landlord”), pursuant to which we and the Landlord agreed to terminate that certain lease, dated June 1, 2021, as amended, by and between us and the Landlord (the “Lease”), effective October 31, 2026 (the “Lease Termination Date”). Either party may elect to accelerate the Lease Termination Date by providing 30 days’ prior written notice to the other party, provided that such notice is given no earlier than July 1, 2026 (the “Termination Option”). Under the Lease, we leased approximately 25,778 square feet of space, consisting of the entire building located at 200 Talcott Avenue, Watertown, Massachusetts. Pursuant to the Lease Termination, we paid the Landlord an aggregate termination fee of $2.7 million, which represented full satisfaction of all remaining payments and other financial obligations due from us to the Landlord under the Lease including, without limitation, Base Rent (as defined in the Lease) for the months of May 2026 through October 2026. We have no further rent obligations to the Landlord pursuant to the Lease after the Lease Termination Date.
We have assessed the Lease Termination and have concluded that it represents a modification to the Lease within the scope of ASC Topic 842, Leases (“ASC 842”). Upon the execution of the Lease Termination, we were reasonably certain that the Termination Option would be exercised, and accordingly we estimated that the lease would terminate on July 31, 2026 for purposes of measuring the modified lease liability. On the Modification Date, we measured our modified lease liability to be $2.5 million. We reduced our lease liability to the modified lease liability through an adjustment to our right-of-use asset as of the Modification Date. We have recognized a reduction to our operating expenses during the three and six months ended June 30, 2026 in the amount of $1.1 million, representing the remaining reduction in our lease liability required after our right-of-use asset was reduced to zero. The reduction to our operating expenses has been allocated between research and development and general and administrative operating expenses proportionately with how the operating lease costs have been allocated over the term of the Lease.
As a result of the Lease Termination, we have determined that the estimated useful lives for the majority of our property and equipment will no longer extend beyond July 31, 2026. We have recognized additional depreciation expense during the three and six months ended June 30, 2026 as a result of the change in the estimated useful lives, and will continue to recognize higher-than-expected depreciation expense during each period until our property and equipment is fully depreciated or disposed of.
On July 1, 2026, the Landlord exercised the Termination Option to terminate the Lease, effective July 31, 2026.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Ambros Therapeutics, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Ambros Therapeutics, Inc. (the Company) as of December 31, 2025 and 2024, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the year ended December 31, 2025 and for the period from September 4, 2024 (Inception) to December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and for the period from September 4, 2024 (Inception) to December 31, 2024 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2025.

San Diego, California
September 22, 2026

Ambros Therapeutics, Inc.
Balance Sheets
(in thousands, except share and par value amounts)

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$13,338	$9,853
Short-term investments	23,063	—
Restricted cash	1,000	—
Prepaid expenses and other current assets	701	5
Total current assets	38,102	9,858
Property and equipment, net	83	42
Right-of-use assets	209	—
Other non-current assets	2,840	—
Total assets	$41,234	9,900
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$1,640	$195
Accrued expenses	2,367	605
Convertible promissory note—related party	—	16,279
Convertible promissory note	—	9,464
Operating lease liabilities, current portion	215	—
Total current liabilities	4,222	26,543
Commitments and contingencies (See Note 12)
Convertible preferred stock:
Preferred stock, $0.00001 par value, 34,476,913 and no shares authorized as of December 31, 2025 and 2024, respectively, 16,685,777 and no shares issued and outstanding as of December 31, 2025 and 2024, respectively; Liquidation preference of $71,100 as of December 31, 2025	77,663	—
Stockholders’ deficit:
Common stock, $0.00001 par value, 54,000,000 and 15,000,000 shares authorized as of December 31, 2025 and 2024, respectively; 11,565,000 and 12,165,000 shares issued as of December 31, 2025 and 2024, respectively; and 10,633,540 and 10,000,000 shares outstanding as of December 31, 2025 and 2024, respectively	—	—
Additional paid-in capital	220	—
Accumulated deficit	(40,879)	(16,643)
Accumulated other comprehensive income	8	—
Total stockholders’ deficit	(40,651)	(16,643)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$41,234	$9,900

The accompanying notes are an integral part of these financial statements.

Ambros Therapeutics, Inc.
Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)

	Year Ended December 31, 2025	Period from September 4, 2024 (Inception) to December 31, 2024
Operating expenses:
Research and development (includes related party amounts of $649 and $15,000, respectively)	$10,308	$15,201
General and administrative	6,161	742
Total operating expenses	16,469	15,943
Loss from operations	(16,469)	(15,943)
Other income (expenses):
Interest income	604	43
Loss on change in fair value of convertible promissory notes (includes related party amounts of $5,673 and $279, respectively)	(8,371)	(743)
Net loss	(24,236)	(16,643)
Unrealized gain on short-term investments	8	—
Comprehensive loss	$(24,228)	$(16,643)
Net loss per share attributable to common stockholders, basic and diluted	$(2.38)	$(1.74)
Weighted-average shares outstanding used in computing net loss per share, basic and diluted	10,169,717	9,579,832

The accompanying notes are an integral part of these financial statements.

Ambros Therapeutics, Inc.
Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances, September 4, 2024 (Inception)	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock	—	—	10,000,000	—	—	—	—	—
Net loss	—	—	—	—	—	—	(16,643)	(16,643)
Balances, December 31, 2024	—	$—	10,000,000	$—	$—	$—	$(16,643)	$(16,643)
Stock-based compensation	—	—	—	—	220	—	—	220
Issuance of Series A-1 convertible preferred stock, net of issuance costs of $760	8,895,566	41,049	—	—	—	—	—	—
Conversion of convertible promissory notes to Series A-2 convertible preferred stock (see Note 8)	7,790,211	36,614	—	—	—	—	—	—
Release of vested restricted stock awards (RSA) in connection with equity plans	—	—	633,540	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	—	(24,236)	(24,236)
Balances, December 31, 2025	16,685,777	$77,663	10,633,540	$—	$220	$8	$(40,879)	$(40,651)

The accompanying notes are an integral part of these financial statements.

Ambros Therapeutics, Inc.
Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2025	Period from September 4, 2024 (Inception) to December 31, 2024
Cash flows from operating activities
Net loss	$(24,236)	$(16,643)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	220	—
Depreciation and amortization	16	—
Amortization/accretion on short-term investments	(70)	—
Changes in the fair value of convertible promissory notes (includes related party amounts of $5,673 and $279 for the years ended December 31, 2025 and 2024, respectively)	8,371	743
Non-cash expense related to in-process research and development—related party		15,000
Non-cash lease expense	209	—
Changes in operating assets and liabilities:
Prepaid and other assets	(3,536)	(5)
Accounts payable and accrued expenses	3,207	800
Operating lease liabilities	(203)	—
Net cash used in operating activities	(16,022)	(105)
Cash flows from investing activities
Purchases of property and equipment	(57)	(42)
Purchase of available-for-sale short-term investments	(22,985)	—
Net cash used in investing activities	(23,042)	(42)
Cash flows from financing activities
Proceeds from issuance of convertible promissory notes (includes related party amounts of $2,135 and $1,000, respectively)	2,500	10,000
Proceeds from issuance of Series A-1 convertible preferred stock, net of offering costs	41,049	—
Net cash provided by financing activities	43,549	10,000
Net increase in cash, cash equivalents and restricted cash	4,485	9,853
Cash, cash equivalents and restricted cash, beginning of year	9,853	—
Cash, cash equivalents and restricted cash, end of year	$14,338	$9,853
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	13,338	9,853
Restricted cash	1,000	—
Total cash, cash equivalents and restricted cash	$14,338	$9,853
Non-cash transactions:
Right-of-use assets obtained in exchange for lease obligations	$418	$—
Conversion of convertible promissory notes into Series A-2 convertible preferred stock (includes related party amounts of $24,087 and $0, respectively)	$36,614	—

The accompanying notes are an integral part of these financial statements.

Ambros Therapeutics, Inc.
Notes to Financial Statements
Note 1. Organization and Description of Business
Description of Business
Ambros Therapeutics, Inc. (the “Company”) is a clinical-stage biotechnology company focused on the development of innovative and transformative medicines for diseases with a high unmet medical need. The Company’s lead investigational program targets complex regional pain syndrome (“CRPS”) type 1 (“CRPS-1”), a severely painful and debilitating orphan disease that typically develops after an inciting or trauma to a limb. The Company’s lead product candidate, neridronate, is a potentially differentiated, bisphosphonate licensed from Abiogen Pharma S.p.A. (“Abiogen”), an Italian pharmaceutical company, providing the Company with exclusive rights to neridronate in the United States, Canada, and Mexico. Neridronate has received U.S. Food and Drug Administration (“FDA”) Breakthrough Therapy and Orphan Drug designations for CRPS, and Fast Track designation for CRPS-1. The Company’s potentially pivotal Phase 3 trial, CRPS-RISE, evaluating neridronate in participants with CRPS-1, initiated enrollment in the first quarter of 2026 and we expect to report topline results in 2028.
The Company was incorporated in Delaware in September 2024.
Liquidity and Going Concern Assessment
The Company has experienced net operating losses and negative cash flows from operations since September 4, 2024 (“Inception”). As of December 31, 2025, the Company has an accumulated deficit of approximately $40.9 million.
The Company has not established a source of revenues sufficient to cover its operating costs, and as such, the Company has financed its initial operations primarily through sale and issuance of convertible promissory notes and convertible preferred stock. The Company may seek to raise additional capital through private or public equity financings, debt financings, license agreements, collaborative agreements, or other arrangements with other companies, or other sources of financing.
The Company believes its cash, cash equivalents, and short-term investments balance of $36.4 million and restricted cash balance of $1.0 million as of December 31, 2025, together with the $83.6 million in tranche 2 proceeds from its Series A-1/A-2 Financing (as defined below) received in June 2026, will be sufficient for the Company to continue as a going concern for at least one year from the date these financial statements are available for issuance.
Management expects to incur net losses for the foreseeable future. There can be no assurance that the Company will ever earn revenues or achieve profitability, or if achieved, that such revenues and profitability will be sustained on a continuing basis. There can be no assurance that in the event the Company requires additional financing, such financing will be available at terms acceptable to the Company, if at all. Failure to generate sufficient cash flows from operations, raise additional capital, and reduce discretionary spending, should additional capital not become available, could have a material adverse effect on the Company’s ability to achieve its intended business objectives.
Risks and Uncertainties
The Company is subject to risks and uncertainties common to early-stage companies in the pharmaceutical industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and those specific to the pharmaceutical industry such as the FDA, and the ability to secure additional capital to fund operations. The Company’s investigational program currently under development will require significant additional research and development efforts, including clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance and reporting capabilities. The Company’s CRPS-RISE clinical trial requires significant compliance and monitoring by government agencies and there can be no assurances that such agencies will approve procedures followed in the Company’s trial. Another likely scenario is that such agencies would require additional procedures to be performed which would push out commercialization timing. Further, even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.
If the Company’s product development efforts are successful, the Company will be subject to significant risks and uncertainties related to product commercialization and launch, including being unable to secure additional funding to support the Company’s commercial launch efforts. The industry is subject to technology advancements as well as being affected by political conditions which could impact the market’s reimbursement and regulatory policy, and by economic conditions surrounding availability and affordability of health insurance and access to health services. The pharmaceutical industry is heavily regulated, from obtaining approval to sell products to complying with reimbursement policies and restrictions on how companies interact with physicians and hospitals.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented. Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative GAAP included in the Accounting Standards Codification (“ASC”), and Accounting Standards Update (“ASU”) issued by the Financial Accounting Standards Board (“FASB”).
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. The Company regularly evaluates estimates and assumptions related to assets and liabilities, and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting period. Areas where management uses subjective judgments include, but are not limited to, the incremental borrowing rates for leases, accruals for research and development costs, the fair value of common stock and various other inputs used in estimating stock-based compensation expense, and accounting for income tax uncertainties, including a valuation allowance for deferred tax assets, in the accompanying financial statements. Actual results may differ materially from these estimates under different assumptions or conditions.
Cash and Cash Equivalents, Restricted Cash and Short-Term Investments
The Company considers all highly liquid financial instruments with original maturities of three months or less at the date of purchase to be cash and cash equivalents. Investments with original maturities of greater than three months from date of purchase are classified as short-term investments. Cash and cash equivalents consist of cash held in bank accounts, money market funds and commercial paper that matures within three months from the date of purchase.
Restricted cash at December 31, 2025 was $1.0 million and represents funds the Company is required to set aside as collateral, in accordance with one of the Company’s vendor service agreements.
Concentration of Credit Risk and Other Risks and Uncertainties
Cash and cash equivalents are financial instruments that are potentially subject to concentrations of credit risk. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash, which may exceed federally insured limits. The Company has no financial instruments with off-balance-sheet risk of loss.
The Company is subject to a number of risks similar to other early-stage biopharmaceutical companies, including, but not limited to, the need to obtain adequate additional funding, possible failure of current or future nonclinical or clinical development of its product candidate, its reliance on third parties to conduct its clinical trials, the need to obtain regulatory and marketing approvals, and competitors advancing medicines in a field that the Company intends to enter that constrains its ability to compete effectively for market share.
Short-term Investments
The Company accounts for short-term investments in accordance with ASC 320, Investments — Debt Securities, and ASC 326, Financial Instruments — Credit Losses. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.
The Company’s investment policy limits investments to high credit quality instruments, including U.S. Treasury and agency securities, corporate debt securities, commercial paper, and money market funds, and places restrictions on credit ratings, maturities, and concentration by issuer. Under the investment policy, the maturity of any individual security is limited to 24 months from the date of purchase and the weighted-average maturity of the portfolio is limited to 12 months.

The Company’s short-term investments consist of U.S. treasury securities, corporate bonds and commercial papers and are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in the stockholders’ deficit.
The Company evaluates its available-for-sale debt securities for impairment at each reporting date. For securities in an unrealized loss position, the Company first assesses whether it intends to sell the security, or whether it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either criterion is met, the entire difference between the amortized cost basis and fair value is recognized in the statements of operations and comprehensive loss. For securities where neither criterion is met, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. The portion of the decline attributable to credit losses is recognized through an allowance for credit losses, limited to the amount by which the fair value is below the amortized cost basis, with the remaining non-credit-related decline recorded in accumulated other comprehensive income (loss). The Company did not recognize any credit-related impairment charges on its short-term investments during the year ended December 31, 2025, and the period from Inception through December 31, 2024.
Realized gains and losses on sales of investments, if any, are included in interest income (expense), net, and are determined using the specific identification method. The Company did not sell any investments during the year ended December 31, 2025, and the period from Inception through December 31, 2024.
Property and Equipment, Net
Property and equipment are presented at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Costs for capital assets not yet placed into service are capitalized as construction in progress and depreciated once placed into service.
The following estimated useful lives were used to depreciate or amortize the Company’s assets:

Estimated Useful Life
Furniture and fixtures	5 years
Computers and software	3 years

Impairment of Long-Lived Assets
The Company reviews the carrying amounts of its long-lived assets, including property and equipment and right-of-use leased assets, for potential impairment whenever events or changes in circumstances indicate that the assets may not be recoverable. There was no impairment of long-lived assets for the year ended December 31, 2025 and the period from Inception through December 31, 2024.
Leases
At the inception of a contract, the Company assesses whether the contract is a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If a lease is determined to exist, the commencement date of such lease is assessed based on the date on which the Company gains control over the use of the underlying assets. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options that the Company is reasonably certain of exercising. At lease commencement, the Company also determines lease classification based on whether the arrangement is effectively a financed purchase of the underlying asset (finance lease) or not (operating lease), which governs the pattern of expense recognition and the presentation reflected in the statements of operations and comprehensive loss and statements of cash flows over the lease term.
For leases with a term exceeding 12 months, a lease liability is recorded on the Company’s balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepaid rent and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease.

For the Company’s operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s balance sheet as an accounting policy election. Variable lease costs are expensed in the statements of operations and comprehensive loss as incurred.
The Company did not have any finance leases as of December 31, 2025 and 2024.
Convertible Notes
The Company elected the fair value option under ASC 825-10, Financial Instruments — Overall, to account for its Convertible Notes. Under this election, the Convertible Notes are initially measured at fair value on the date of issuance and remeasured at each subsequent reporting date. Changes in fair value are recognized in the statements of operations and comprehensive loss as “Change in fair value of convertible notes”. Direct transaction costs associated with the issuance of the notes were expensed as incurred, consistent with the fair value option election. Interest is not accrued separately; rather, the economic value of accrued interest is captured within the overall fair value measurement of the Convertible Notes (see Note 2, Fair Value Option, for further discussion of the methodology used by the Company).
Preferred Stock
The Company applies the guidance in ASC 480, Distinguishing Liabilities from Equity, ASC 815, Derivatives and Hedging, and ASC 505-10, Equity, to determine the classification of its preferred stock. Preferred stock that is redeemable upon the occurrence of an event not solely within the Company’s control is classified as temporary equity (mezzanine) on the Company’s balance sheets. Preferred stock that does not meet the criteria for temporary equity classification is presented as permanent equity. The Company’s Series A-1 Convertible Preferred (as defined below) and Series A-2 Convertible Preferred (as defined below) is classified as temporary equity.
Preferred stock issuance costs are legal and professional fees incurred in obtaining funding and are presented as a direct deduction of the carrying amount of the preferred stock. Preferred stock is initially recorded at fair value upon issuance, net of issuance costs. The Company does not accrete preferred stock to redemption value unless redemption is probable.
Research and Development Expenses and Accruals
The Company records research and development expenses as incurred. Included in research and development expenses are clinical trial and manufacturing costs, salaries and related costs, stock-based compensation expenses, benefits and other operating costs, facilities, supplies, external services, and overhead directly related to research and development operations, as well as costs to acquire technology licenses.
The Company bases its expense accruals related to clinical trials on its estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations (“CROs”) that conduct and manage clinical trials on its behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Payments under certain contracts depend on factors such as the successful enrollment of participants and the completion of clinical trial milestones. In accruing costs, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period.
Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed and classified as current or non-current prepaid expenses and other assets.
In-Process Research and Development Expenses
In accordance with ASC 805, Business Combinations, the Company evaluates acquisitions of assets and related liabilities and other similar transactions to assess whether or not a transaction should be accounted for as an asset acquisition or business combination by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If the screen test is met, a transaction is accounted for as an asset acquisition. If the screen test is not met, further determination is required as to whether or not the Company has acquired inputs and processes that have the ability to create outputs that would meet the requirements of a business. The Company accounts for an asset acquisition by recognizing net assets based on their cost on a relative fair value basis. Goodwill is not recognized in an asset acquisition and any excess consideration transferred over the fair value of the net assets acquired is allocated to the non-monetary identifiable assets and liabilities assumed based on relative fair values. In-process research and development acquired in an asset acquisition is expensed provided there is no alternative future use.

The Company accounts for future payments such as those upon the achievement of certain regulatory, development, or sales milestones in an asset acquisition when the underlying milestone is deemed payable. Milestone payments made to third parties subsequent to regulatory approval may be capitalized as intangible assets, if deemed to have alternative future use, and amortized over the estimated remaining useful life of the related product. Royalties, if any, will be recognized as cost of sales when the covered products are sold and royalties are payable.
Patent and Trademark Costs
All patent-related and trademark costs incurred in connection with filing and prosecuting patent and trademark applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses on the statements of operations and comprehensive loss.
Stock-Based Compensation Expense
For stock-based awards issued to employees and nonemployees, the Company measures the estimated fair value of the stock-based awards on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective awards. The Company records expense for awards with service-based vesting using the straight-line, ratable attribution method. The Company accounts for forfeitures as they occur.
The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model.
The Company is a privately held company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term represents the weighted-average period the stock options are expected to remain outstanding and is based on the options’ vesting terms and contractual terms, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
The Company classifies stock-based compensation expense in its statements of operations and comprehensive loss in the same manner in which the award recipient’s cash compensation costs are classified.
Fair Value Measurement
The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are required to be recognized or disclosed at fair value in the financial statements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable.
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities.
Fair Value Option
The Company elected the fair value option under ASC 825-10 to account for the Convertible Notes. Under this election, the Convertible Notes were initially measured at fair value and subsequently remeasured at each reporting date, with changes in fair value recorded in the statements of operations and comprehensive loss as “Change in fair value of convertible notes.” No separate interest expense was recognized, as accrued interest was fully captured within the fair value measurement.

The Company has elected the fair value option for each of its convertible promissory note issuances. The fair value of the convertible promissory notes was estimated using an analysis that estimated the fair value of the convertible promissory notes based on the probability-weighted present value of expected future investment returns, considering possible outcomes available to the noteholders. The assumptions used to determine the fair value of the convertible promissory notes upon issuance, at each period end, and upon conversion included an estimated probability of conversion of the promissory notes at a 20% discount and an estimated time to settlement.
The fair value measurement of the Convertible Notes was classified within Level 3 of the fair value hierarchy because it relied on significant unobservable inputs, principally (a) the estimated fair value per share of the Company’s convertible preferred stock and (b) the expected timing of the qualified financing and resulting conversion.
Comprehensive Loss
Comprehensive loss consists of two components: net loss and other comprehensive income or loss. Other comprehensive income (loss) refers to gains or losses that are recorded as an element of stockholders’ equity but are excluded from net loss. The Company’s other comprehensive income (loss) consists of unrealized gains and losses on marketable securities. Components of other comprehensive income are presented net of related tax effects. For the year ended December 31, 2025 and the period from Inception through December 31, 2024, no income tax expense or benefit was allocated to other comprehensive income (loss) due to the Company’s full valuation allowance on its net deferred tax assets. The Company releases income tax effects from accumulated other comprehensive income (loss) on a specific identification basis as the underlying items are realized. No reclassification adjustments out of accumulated other comprehensive income (loss) to net loss were recognized during the year ended December 31, 2025 and the period from Inception to December 31, 2024.
Income Taxes
The Company applies the provisions of ASC 740, Income Taxes (“ASC 740”). Under ASC 740, the Company accounts for its income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates and laws that will be in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize those tax assets through future operations.
The Company also utilizes the guidance in ASC 740 to account for uncertain tax positions. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more likely than not to be realized and effectively settled. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately reflect actual outcomes. The Company recognizes interest and penalties on unrecognized tax benefits as a component of benefit of income taxes in its statements of operations and comprehensive income (loss).
Operating Segments
Operating segments are defined as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker, its Chief Executive Officer, views the Company’s operations and manages its business as a single operating segment, which includes all activities related to discovery, development, and commercialization of medicines for specific diseases. See Note 14, Segment Reporting for financial information related to the Company’s one segment.
Net Loss Per Share Attributable to Common Stockholders
Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration of common stock equivalents. Diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury stock method or the if-converted method. Potentially dilutive securities consisting of options to purchase common stock, unvested common stock subject to repurchase and redeemable convertible preferred stock are considered to be common stock equivalents and were excluded from the calculation of diluted net loss per common share because their effect would be antidilutive for all periods presented.
Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock and legally outstanding unvested common stock subject to repurchase are considered participating securities. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss is attributed entirely to common stockholders.
Related Parties
Transactions between related parties are considered to be related party transactions even though they may not be given accounting recognition. FASB ASC 850, Related Party Disclosures (“ASC 850”) requires that transactions with related parties that would make a difference in decision making shall be disclosed so that users of the financial statements can evaluate their significance.
Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded if and when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. The Company is currently evaluating the impact of recently issued standards that are not yet effective on the Company’s financial position or results of operations upon adoption.
On December 14, 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 amends ASC 740, Income Taxes to expand income tax disclosures and requires that the Company disclose (i) the income tax rate reconciliation using both percentages and reporting currency amounts; (ii) specific categories within the income tax rate reconciliation; (iii) additional information for reconciling items that meet a quantitative threshold; (iv) the composition of state and local income taxes by jurisdiction; and (v) the amount of income taxes paid disaggregated by jurisdiction. The Company early adopted ASU 2023-09 for the year ended December 31, 2025 on a prospective basis. Adoption of this standard did not have a material impact on the Company’s financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 will require public business entities to disclose in the notes to the financial statements, at each interim and annual reporting period, specific information about certain costs and expenses, including purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each expense caption presented on the face of the income statement, and the total amount of an entity’s selling expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and may be applied either prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on the financial statements.
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This standard clarifies current interim reporting requirements on Topic 270 and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. This standard will be effective for fiscal years beginning after December 15, 2027, with the option to apply it retrospectively. Early adoption is allowed. The Company is currently assessing the potential impact of this guidance on its financial statement disclosures.
The Company continues to monitor new accounting pronouncements issued by the FASB and does not believe any accounting pronouncements issued through the date of this report will have a material impact on its financial statements.

Note 3. Net Loss Per Share Attributable to Common Stockholders
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2025 and the period from Inception through December 31, 2024 (in thousands, except share and per share amounts):

	As of December 31,
	2025	2024
Numerator:
Net loss	$(24,236)	$(16,643)
Denominator:
Weighted-average common shares outstanding, basic and diluted	10,169,717	9,579,832
Net loss per share attributable to common stockholders, basic and diluted	$(2.38)	$(1.74)

The following outstanding common stock equivalents have been excluded from diluted net loss per share attributable to common stockholders for all periods presented because their inclusion would be anti-dilutive:

	As of December 31,
	2025	2024
Common stock options outstanding	4,314,000	—
Unvested restricted stock awards	931,460	2,165,000
Convertible preferred stock	16,685,777	—
Total	21,931,237	2,165,000

Note 4. Fair Value Measurements
The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):
Fair Value Measurements as of December 31, 2025:

	Quoted Prices in Active Markets For Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash equivalents:
Money Market Investments	$2,781	$—	$—	$2,781
Commercial Paper	—	6,797	—	6,797
Total cash equivalents	2,781	6,797	—	9,578
Short-term investments:
Commercial Paper	—	18,093	—	18,093
Corporate Bonds	—	3,463	—	3,463
U.S. Treasury Securities	1,507	—	—	1,507
Total short-term investments	1,507	21,556	—	23,063
Total	$4,288	$28,353	$—	$32,641

Fair Value Measurements as of December 31, 2024:

	Quoted Prices in Active Markets For Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Liabilities
Convertible Promissory Notes	$—	$—	$25,743	$25,743
Total	$—	$—	$25,743	$25,743

The following table summarizes changes in fair value measurements of the Convertible Notes as of December 31, 2025 (in thousands):

Convertible Promissory Notes
September 4, 2024 (Inception)	$—
Issuance of convertible notes	25,000
Change in fair value	743
Balance as of December 31, 2024	25,743
Issuance of convertible notes	2,500
Change in fair value	8,371
Conversion to Series A-2 convertible preferred stock	(36,614)
Balance as of December 31, 2025	$—

For the year ended December 31, 2025 and the period from Inception through December 31, 2024, there were no transfers between Level 1, 2 and 3.
Note 5. Short-term Investments
The following tables summarize short-term investments:

	As of December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Available-for-sale Securities:
Commercial Paper	$24,884	$7	$(1)	$24,890
Corporate Bonds	3,462	1	—	3,463
U.S. Treasury Securities	1,506	1	—	1,507
Total	$29,852	$9	$(1)	$29,860

As of December 31, 2025, the Company had three available-for-sale investment debt securities in an unrealized loss position without an allowance for credit losses. Unrealized losses on the Company’s investments in debt securities have not been recognized into income as the issuers’ bonds are of high credit quality and the decline in fair value is largely due to market conditions and/or changes in interest rates. The Company does not intend to sell, and it is more likely than not that the Company will not be required to sell the securities prior to the anticipated recovery of their amortized cost basis. The issuers continue to make timely interest payments on the bonds. The fair value is expected to recover as the bonds approach maturity.
The Company elected the practical expedient to exclude accrued interest receivable from both the amortized cost basis and estimated fair value of its short-term investments for purposes of identifying and measuring impairment. Accrued interest receivable was immaterial as of December 31, 2025, and is presented within prepaid expenses and other current assets on the balance sheets.

Note 6. Balance Sheet Components
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist primarily of prepaid insurance, general prepaid expenses, prepaid clinical trial costs, and accrued interest receivable.
Property and Equipment, Net
Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred.
Property and equipment, net consisted of the following (in thousands):

	As of December 31,
	2025	2024
Computer, software and office equipment	$99	$42
Total property and equipment, gross	99	42
Less: accumulated depreciation and amortization	(16)	—
Total property and equipment, net	$83	$42

Other Non-current Assets
Other non-current assets include a deposit of $2.5 million to the Company’s CRO related to the CRPS-RISE clinical trial, to be held for the duration of the study. The deposit will be applied against final invoices upon completion of the study, with any remaining balance to be refunded to the Company. Research and development expenses associated with the study are recognized in the period in which the underlying services are rendered, independent of the timing of cash settlement. As of December 31, 2025, the remaining unapplied deposit balance was $2.5 million.
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of December 31,
	2025	2024
Accrued clinical regulatory costs	$642	$—
Accrued contract manufacturing costs	370	—
Accrued compensation	1,211	33
Accrued other	144	572
Total accrued expenses	$2,367	$605

Note 7. Operating Leases
As of December 31, 2025, the Company’s headquarters were located in Irvine, California, where the Company subleases office space under a sublease agreement entered into on January 10, 2025, that expires in November 2026. At December 31, 2025, the weighted average incremental borrowing rate was 10% and the weighted average remaining lease term was 0.9 years for the operating lease held by the Company. For the year ended December 31, 2025, cash paid for amounts included for the measurement of lease liabilities was $0.2 million. For the year ended December 31, 2025, operating lease expense was $0.2 million.
Future minimum lease payments under non-cancellable leases as of December 31, 2025 were as follows (in thousands):

As of December 31, 2025
2026	$224
Total lease payments	224
Less: Imputed interest	(9)
Present value of lease liabilities	$215

Note 8. Convertible Notes
In November 2024, December 2024, and January 2025, the Company issued convertible promissory notes to certain investors for aggregate principal amounts of $10.0 million, $15.0 million and $2.5 million, respectively (collectively, the “Convertible Notes”). The $15.0 million convertible promissory note was issued to Abiogen as non-cash consideration for the license of neridronate rights under the License and Development Agreement with Abiogen (“License Agreement”). All Convertible Notes were issued as part of one integrated financing series on substantially similar terms and bear simple interest at a rate of 8.0% per annum. Upon the closing of a preferred stock financing, all outstanding principal and unpaid accrued interest under the Convertible Notes would automatically convert into the convertible preferred stock issued in such financing at a 20% discount to the price per share paid by investors, subject to a conversion price cap based on a $200.0 million pre-money valuation.
As of December 31, 2024, the Convertible Notes had an aggregate carrying value of $25.7 million and were classified as a current liability on the balance sheet. As of December 31, 2024, accrued interest on the Convertible Notes was $0.2 million.
On September 30, 2025, the Company closed the initial closing of its Series A-1/A-2 convertible preferred stock financing (“Series A-1/A-2 Financing”) pursuant to which it sold shares of its Series A-1 Convertible Preferred Stock, par value $0.00001 per share (the “Series A-1 Convertible Preferred”), at a price of $4.70 per share. In connection with such initial closing, all outstanding principal and accrued interest under the Convertible Notes converted into an aggregate of 7,790,211 shares of the Company’s Series A-2 Convertible Preferred Stock, par value $0.00001 per share (the “Series A-2 Convertible Preferred” and, together with the Series A-1 Convertible Preferred, the “Series A Convertible Preferred”) at a conversion price of $3.76 per share, representing the 20% discount.
The Company elected the fair value option under ASC 825-10, Financial Instruments — Overall, to account for its Convertible Notes (see Note 1 and Note 2).
Note 9. Capital Structure
Convertible Preferred Stock
The Company is authorized to issue 34,476,913 shares of convertible preferred stock, $0.00001 par value. As of December 31, 2025, 16,685,777 shares were issued and outstanding.
On September 30, 2025, the Company entered into a Series A Preferred Stock Purchase Agreement (the “Series A Purchase Agreement”) providing for the sale and issuance, in two tranches, of shares of Series A-1 Convertible Preferred and Series A-2 Convertible Preferred. The Series A-1 Convertible Preferred was sold at an original issue price of $4.70 per share and the Series A-2 Convertible Preferred at an original issue price of $3.76 per share.
At the initial closing on September 30, 2025, the Company issued 8,009,041 shares of Series A-1 Convertible Preferred in exchange for aggregate cash proceeds of approximately $37.6 million and issued 7,790,211 shares of Series A-2 Convertible Preferred upon the conversion and cancellation of outstanding convertible promissory notes with an aggregate face amount of approximately $27.5 million. The Series A Purchase Agreement further permitted an additional total of approximately $4.2 million of Series A-1 Convertible Preferred (886,525 shares) to be sold to two purchasers on or before October 15, 2025 (the “Extended Initial Closing”), which was fully purchased.
The Series A Purchase Agreement also obligated the purchasers, subject to satisfaction or waiver of certain conditions (including dosing of the first participant in the Company’s CRPS-RISE trial) to purchase an additional 17,791,136 shares of Series A-1 Convertible Preferred at a milestone closing for $4.70 per share, for aggregate cash proceeds of approximately $83.6 million (the “Milestone Shares” and such closing, the “Milestone Closing”, and such conditions, the “Milestone Closing Conditions”).
The Company determined that the second tranche right subject to the Milestone Closing Conditions was an embedded feature of the Series A Convertible Preferred and not a freestanding instrument under ASC 480. As the embedded feature’s economic characteristics and risks were determined to be clearly and closely related to the host contract, bifurcation under ASC 815 was not required and the second tranche right was not accounted for separately.

The rights and preferences of the Company’s convertible preferred stock are as follows:
Dividends
The holders of the Series A Convertible Preferred are entitled to receive a pro rata share of any dividends, when and if declared and paid to the holders of common stock, calculated on an as-if-converted basis. No dividends have been declared to date.
Liquidation Preference
Upon the (i) sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company, (ii) merger or consolidation of the Company in which the shares of capital stock outstanding immediately prior to such transaction represent less than a majority of the voting power of the surviving or resulting entity, or (iii) liquidation, voluntary or involuntary dissolution, or winding up of the Company, the holders of the redeemable convertible preferred stock are entitled to a liquidation preference, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of shares of common stock. The liquidation preference per share is equal to the greater of (a) the applicable original issue price ($4.70 per share for Series A-1 Convertible Preferred and $3.76 per share for Series A-2 Convertible Preferred), plus any declared but unpaid dividends, or (b) the amount per share that would have been payable had all shares been converted into common stock immediately prior to such event. If available assets are insufficient to pay the full liquidation amount to all holders, holders of convertible preferred stock share ratably in proportion to their respective liquidation amounts.
Conversion
Each share of Series A Convertible Preferred is, at the option of the holder, convertible into one share of common stock, subject to adjustment upon any future stock splits, stock dividends, combinations, subdivisions, recapitalizations, dilutive issuances, or the like. Each share of convertible preferred stock will be automatically converted into shares of common stock upon the closing of a public offering covering the sale of the Company’s common stock in which the gross cash proceeds are at least $100.0 million and the shares are listed on the Nasdaq Stock Market, the New York Stock Exchange, or another exchange approved by the Company’s Board of Directors (“Board”).
The Series A Convertible Preferred conversion price is subject to a potential downward adjustment if the United States Patent and Trademark Office has not issued a Notice of Allowance with respect to the Company’s method-of-use patent application prior to August 31, 2027.
Redemption Rights
The holders of Series A Convertible Preferred do not have any redemption rights, except upon certain liquidation and dissolution events that are not solely within the Company’s control. Accordingly, the Series A Convertible Preferred are classified as temporary equity on the accompanying balance sheet. The Company has determined not to adjust the carrying values of the Series A Convertible Preferred to the liquidation preferences of such shares because it is not probable as of December 31, 2025, whether or when such liquidation or dissolution events would occur.
Voting
Each holder of redeemable convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of redeemable convertible preferred stock could be converted.

Common Stock
The Company is authorized to issue 54,000,000 shares of common stock, $0.00001 par value. As of December 31, 2025, 11,565,000 shares were issued and 10,633,540 shares were outstanding.
Common stock reserved for future issuance, on an as-if-converted basis, consisted of the following:

Shares Reserved
Common stock options outstanding	4,314,000
Common shares issuable upon conversion of Series A convertible preferred stock	16,685,777
Unvested restricted stock awards	931,460
Available for future grants under the 2024 Equity Incentive Plan	801,768
Total shares of common stock reserved	22,733,005

Note 10. Equity Incentive Plan and Stock-Based Compensation Expense
Equity Incentive Plan
On September 9, 2024, the Company adopted the 2024 Equity Incentive Plan (as amended, the “2024 Plan”). The 2024 Plan provides for the granting of restricted stock, incentive stock options (“ISOs”), and nonqualified stock options to employees, officers, directors, consultants and other service providers of the Company, except that ISOs may be granted only to employees (including employee-directors). The Company’s 2024 Plan permits the early exercise of stock options granted upon board approval prior to vesting. Shares of restricted stock and shares issued upon early exercise are subject to repurchase by the Company at the original purchase price if the holder’s service terminates before the underlying award vests and continues to vest in accordance with the original award’s service-based vesting schedule. Cash proceeds received from early exercises are recorded as a liability and reclassified to additional paid-in capital as the underlying shares vest. Shares subject to repurchase are excluded from shares outstanding for accounting purposes until the repurchase right lapses.
Options granted under the 2024 Plan may have terms of up to ten years from the date of grant. The exercise price of each option must be no less than 100% of the fair market value of the underlying shares on the date of grant, as determined by the Board.
With respect to ISOs granted to any employee who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, (i) the option term shall not exceed five years from the date of grant, and (ii) the exercise price shall not be less than 110% of the fair market value of the underlying shares on the date of grant.
Options granted under the 2024 Plan generally vest over four years, with 25% vesting after the first year and the remainder vesting monthly thereafter. Annual refresh options granted to employees generally vest monthly over four years.
Stock-Based Compensation Expense
The following table summarizes stock-based compensation expense (in thousands) related to stock options granted during the year ended December 31, 2025. The Company’s first stock option grants occurred in December 2025, and no options were granted during the year ended December 31, 2024:

Research and development	$124
General and administrative	96
Total	$220

Stock-based compensation expense related to restricted stock awards was immaterial for the year ending December 31, 2025 and the period from Inception through December 31, 2024.
As of December 31, 2025, there was $5.9 million of unrecognized stock-based compensation expense related to unvested stock options which the Company expects to recognize over a weighted-average remaining period of 3.8 years.

Unrecognized stock-based compensation expense related to unvested restricted stock awards was immaterial as of December 31, 2025, with a weighted average remaining recognition period of 2.8 years.
Time-Based Restricted Stock Awards
The Company measures the fair value of restricted stock awards based on the fair value of the Company’s common stock on the grant date. Because the Company’s common stock is not publicly traded, the Board determines the fair value of the common stock on each grant date, considering, among other factors, third-party valuations prepared in accordance with the guidance outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Compensation expense for restricted stock awards is recognized on a straight-line basis over the requisite service period, generally the vesting period of the award, with forfeitures recognized as they occur.
As of December 31, 2025 and 2024, there were 931,460 and 2,165,000 shares of restricted common stock issued, respectively, remained subject to repurchase. During the year ended December 31, 2025, the Company repurchased 600,000 unvested shares of restricted common stock. The Company’s unrecognized compensation expense and liability as of December 31, 2025 and 2024 was immaterial.
The following table summarizes the activity time-based restricted stock awards:

	Number of Units	Weighted-average Grant Date Fair Value (per share)
Outstanding at September 4, 2024, Inception	—	$—
Granted	2,165,000	0.00001
Outstanding at Year Ended December 31, 2024	2,165,000	$0.00001
Released	(633,540)	(0.00001)
Cancelled	(600,000)	(0.00001)
Outstanding at Year Ended December 31, 2025	931,460	$0.00001

Time-Based Stock Options
The following table summarizes the activity for time-based stock options:

	Options Outstanding	Weighted- Average Exercise Price (per share)	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2024	—	$—	—	$—
Granted	4,314,000	1.84	9.9	$—
Outstanding at December 31, 2025	4,314,000	$1.84	9.9	$—
Vested at December 31, 2025	77,000	$1.84	9.9	$—
Exercisable at December 31, 2025	4,314,000	$1.84	9.9	$—

The Company’s initial stock option grants were made in December 2025 and consisted of options to purchase an aggregate of 4,314,000 shares of common stock. The following table summarizes the Black-Scholes valuation assumption inputs for employee stock options granted during the year ended December 31, 2025. No options were granted during the year ended December 31, 2024:

Risk-free interest rate	3.8%
Expected volatility	93.0%
Expected term (in years)	6.0
Expected dividend yield	—%

Note 11. Related Parties
In November 2024 and January 2025, the Company issued convertible promissory notes to certain related party investors for aggregate cash proceeds of $3.1 million and in December 2024, the Company issued a $15.0 million convertible promissory note to Abiogen as non-cash consideration for the license of rights to neridronate under the License Agreement described below (collectively, the “Related Party Convertible Notes”).
Under the License Agreement, Abiogen is the sole supplier of neridronate drug substance. The Company also entered into a related supply agreement with Abiogen pursuant to which Abiogen, other than in the event of a supply failure, serves as the Company’s sole supplier of commercial drug product.
As of December 31, 2024, the Related Party Convertible Notes had an aggregate carrying value of $16.3 million and were classified as a current liability on the balance sheets. The Company recognized losses on change in fair value of Related Party Convertible Notes of $5.7 million and $0.3 million for the year ended December 31, 2025, and the period from Inception through December 31, 2024, respectively, and interest expense of $1.1 million and $0.1 million for the year ended December 31, 2025, and the period from Inception through December 31, 2024, respectively.
On September 30, 2025, upon the initial closing of the Series A-1/A-2 Financing all outstanding principal and accrued interest under the Related Party Convertible Notes automatically converted into an aggregate of 5,124,942 shares of Series A-2 Convertible Preferred at a conversion price of $3.76 per share, reflecting the 20% contractual conversion discount.
Note 12. Commitments and Contingencies
License Agreement with Abiogen
In December 2024, the Company entered into the License Agreement with Abiogen, pursuant to which Abiogen granted the Company exclusive rights to develop and commercialize neridronate in the United States, Canada and Mexico.
The License Agreement was accounted for as an asset acquisition and the upfront consideration consisting of a $15.0 million convertible promissory note issued to Abiogen, was recognized as in-process research and development expense during the period from Inception through December 31, 2024. See also Note 8, Convertible Notes.
The Company is obligated under the License Agreement to pay mid-single digit percentage royalty on aggregate annual net sales of licensed products, payable upon first commercial sale. No royalties had been incurred as of December 31, 2025.
Under the License Agreement, Abiogen is the sole supplier of neridronate drug substance. In connection with the License Agreement, the Company concurrently entered into a supply agreement with Abiogen under which, other than in the event of a supply failure, Abiogen is the sole supplier of commercial drug product. The Company purchased approximately $0.6 million of drug substance from Abiogen during the year ended December 31, 2025. As of December 31, 2025, the Company had no material non-cancelable minimum purchase commitments outstanding under the supply agreement.
CEO Performance Bonus
In connection with the employment agreement entered into on December 1, 2025, the Company’s Chief Executive Officer is entitled to receive a performance bonus (the “CEO Performance Bonus”) upon the occurrence of a qualifying liquidity event during the Chief Executive Officer’s continued service to the Company (a “Bonus Event”). A Bonus Event is defined as the earliest to occur of: (i) a change in control in which net proceeds to the Company’s securityholders equal or exceed $1.0 billion; (ii) a bona fide third-party equity financing prior to an initial public offering or direct listing that results in a post-money valuation of the Company equal to or exceeding $1.0 billion on a fully diluted basis; or (iii) the Company’s market capitalization reaching $1.0 billion following an initial public offering or direct listing, calculated based on the 60-trading-day volume-weighted average price of the Company’s common stock. The CEO Performance Bonus equals 0.75% of the applicable valuation metric at the time of the Bonus Event. The award may be settled in cash, equity, or a combination of both, at the sole discretion of the Board.
The CEO Performance Bonus is a share-based payment arrangement accounted for in accordance with ASC 718 — Stock Compensation and is classified as a liability in the Company’s balance sheet. The award may be settled in cash, equity, or a combination of both at the sole discretion of the Board and will be remeasured at fair value each reporting period until settlement.
Compensation cost will be recognized when a Bonus Event becomes probable, at which point the Company will record expense based on the then-current fair value of the award, estimated using a Monte Carlo simulation. As of

December 31, 2025, no Bonus Event had occurred, and none was considered probable. Accordingly, no compensation cost has been recognized with respect to the CEO Performance Bonus for the year ended December 31, 2025.
Purchase Commitments
The Company enters contracts in the normal course of business with contract research organizations and other third-party vendors for clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancellable by the Company upon written notice. Payments that may be due upon cancellation consist of payments for services provided or expenses incurred prior to cancellation. As of December 31, 2025, and 2024 there were no amounts accrued related to termination charges.
Legal Contingencies
The Company may, from time to time, be involved in various claims and legal actions that arise in the ordinary course of business. The Company accrues for legal contingencies when it is determined probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is not involved in any pending legal proceedings that it believes could have a material adverse effect on its financial condition, results of operations, or cash flows. There were no legal contingencies requiring accrual or disclosures as of December 31, 2025 and 2024.
Indemnification
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. As permitted under Delaware law and in accordance with its bylaws, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is or was serving in such capacity. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions.
Note 13. Income Taxes
Loss before income taxes for the year ended December 31, 2025 and the period from Inception through December 31, 2024, were comprised of the following (in thousands):

Domestic	$(24,236)	$(16,643)
Foreign	—	—
Net loss	$(24,236)	$(16,643)

The Company did not record a provision for income taxes for the year ended December 31, 2025, and the period from Inception through December 31, 2024, due to a full valuation allowance against its deferred tax assets.
The difference between the tax provision at the statutory federal income tax rate and the benefit (provision) for income taxes in dollars and as a percentage of loss before income taxes (effective tax rate) for each year, after adoption of ASU 2023-09, is as follows:

	As of December 31,
	2025		2024
	$	%	$	%
U.S. federal statutory tax rate	(5,090)	21.0%	(3,493)	21.0%
Tax credits
Research and development credits	(1,304)	5.4%	—	—
Changes in valuation allowances	4,274	(17.6)%	3,339	(20.1)%
Non-taxable or non-deductible Items				—
Change in fair value of Convertible Notes	1,758	(7.3)%	154	(0.9)%
Other	36	(0.2)%		—
Changes in unrecognized tax benefits	326	(1.3)%	—	—
Tax provision (benefit)	$—	0.0%	$—	0.0%

The Company made no material income tax payments and did not receive any income tax refunds during the year ended December 31, 2025.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes as of December 31, 2025 and 2024 are as follows (in thousands):

	2025	2024
Deferred tax assets:
Net operating loss (“NOL”) carryforwards	$3,657	$206
Intangible assets	2,923	3,133
Credits carryforwards	978	—
Other	99	—
Gross deferred tax assets	7,657	3,339
Less valuation allowance	(7,613)	(3,339)
Total deferred tax assets, net of valuation allowance	44	—
Deferred tax liabilities:
Right of use asset	(44)	—
Net deferred tax assets	—	—

As of December 31, 2025 and 2024, the Company had federal net operating loss carryforwards of approximately $17.4 million and $1.0 million respectively. As of December 31, 2025 and 2024, the Company had state net operating loss carryforwards of approximately zero. As of December 31, 2025, the Company had federal research and development tax credit carryforwards of $1.3 million. The federal research and development tax credit carryforwards will begin to expire in 2045 unless previously utilized.
Pursuant to Internal Revenue Code (“IRC”) Sections 382 and 383, annual use of the Company’s NOL and R&D credit carryforwards may be limited in the event that a cumulative change in ownership of more than 50% occurs within a three-year period. As of December 31, 2025, the Company has not performed a formal analysis to determine whether an ownership change has occurred. If such ownership changes are determined to have occurred, the Company’s ability to use its NOL and R&D credit carryforwards to offset future taxable income and income tax expense could be significantly limited or eliminated. Due to the existence of a full valuation allowance on U.S. deferred tax assets, any limitations resulting from current or future ownership changes are not expected to impact the Company’s effective tax rate.
ASC 740, Income Taxes, requires that a valuation allowance be established to reduce a deferred tax asset to its realizable value when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all positive and negative evidence needs to be considered, including the utilization of past tax credits and length of carryback and carryforward periods, reversal of temporary differences, tax planning strategies, current and past performance, the market environment in which the Company operates, and the evaluation of tax planning strategies to generate future taxable income.
Changes in valuation allowance for deferred tax assets were as follows (in thousands):

	As of December 31,
	2025	2024
Valuation allowance at beginning of year	$3,339	$—
Change in valuation allowance	4,274	3,339
Valuation allowance at end of year	$7,613	$3,339

As of December 31, 2025, the Company determined that it is “more likely than not” that substantially all of the deferred tax assets will not be realized and therefore a valuation allowance of $7.6 million has been recorded against the Company’s deferred tax assets as of December 31, 2025.

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions was as follows (in thousands):

	Year Ended December 31,
	2025	2024
Beginning balance of unrecognized tax benefits	—	—
Additions based on tax positions related to the current year	326	—
Ending balance of unrecognized tax benefits	$326	$—

As of December 31, 2025, the Company had approximately $0.3 million of uncertain tax positions. Due to the valuation allowance recorded against the Company’s deferred tax assets, none of the total unrecognized tax benefits as of December 31, 2025 would reduce the effective tax rate if recognized.
The Company’s policy is to classify any interest and penalties as a component of income tax expense, if applicable. The Company had no accrued interest or penalties related to income tax matters on its balance sheets at December 31, 2025 or 2024, and has not recognized interest or penalties in its statements of operations and comprehensive loss for the year ended December 31, 2025 and the period from Inception through December 31, 2024. Further, the Company is not currently under examination by any federal, state or local tax authority.
The Company is subject to U.S. federal income tax as well as income tax in state tax jurisdictions. The Company’s federal income tax return is open to audit under the statute of limitations for the years ended December 31, 2024 through 2025, and state income tax returns are open to audit under the statute of limitations for the years ended December 31, 2024 through 2025.
Note 14. Segment Reporting
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company’s CODM is the Company’s Chief Executive Officer.
To date, the CODM has viewed the Company’s operations and managed the Company’s business as one segment, which includes all activities related to the discovery, development and commercialization of neridronate, operating primarily within the United States.
Segment profit or loss is measured as the Company’s net loss as reported on the Company’s Statement of Operations and Comprehensive Loss. The Company monitors its cash, cash equivalents and short-term investments as reported on the Company’s Balance Sheets to determine funding for its research and development.
As the Company does not currently generate revenue, the CODM assesses Company performance through progress measurement against defined corporate goals. In addition to the Company’s Statement of Operations and Comprehensive Loss, the CODM is regularly provided with budgeted and forecasted cash projection information at a financial statement level which is used to analyze financial trends, determine liquidity needs and make resource allocation decisions.
Note 15. Subsequent Events
The Company has evaluated all subsequent events through September 22, 2026, for potential recognition within the financial statements, which is the date the financial statements were available to be issued. The Company has evaluated all subsequent events through October 26, 2026, for potential disclosure within the financial statements.
First Participant Dosing in CRPS-RISE Clinical Trial
On June 2, 2026, the Company dosed its first participant in the CRPS-RISE trial and, on June 3, 2026, the Board approved the Milestone Closing, thereby satisfying the second tranche Milestone Closing Conditions under the Series A Purchase Agreement. The Company consummated the Milestone Closing on June 22, 2026, and the Company received approximately $83.6 million in gross proceeds. Under the closing of the Milestone Closing, the Company issued 17,791,136 shares of Series A-1 Convertible Preferred, which were issued at the same terms and conditions as the Series A-1 Convertible Preferred issued under the initial closing of the Series A-1/A-2 Financing.

New Corporate Headquarters Operating Lease
On July 28, 2026, the Company entered into a lease agreement with La Jolla Eastgate LLC (the “New Lease”). The Company is using the premises as its new corporate headquarters.
The New Lease has a term of 65 months, commenced on September 1, 2026, and is expected to expire on or around January 31, 2032. The New Lease does not contain any options to extend the term or to terminate the New Lease early. Total base rent payable over the term of the New Lease is approximately $1.2 million.
Merger Agreement
On August 21, 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Werewolf Therapeutics, Inc., a Delaware corporation (“Werewolf”), and its direct, wholly-owned subsidiary, Wave Atlantis Merger Sub, Inc. (“Merger Sub”). Upon the terms, and subject to the satisfaction of the conditions described in the Merger Agreement, including the approval of the stockholders of each of Werewolf and the Company, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Werewolf (the “Merger”).

Ambros Therapeutics, Inc.

Condensed Financial Statements (Unaudited)

For the Quarterly Period Ended June 30, 2026

Ambros Therapeutics, Inc.
Condensed Balance Sheets
(in thousands, except share and par value amounts)

	June 30, 2026	December 31, 2025
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$91,830	$13,338
Short-term investments	11,378	23,063
Restricted cash	1,000	1,000
Prepaid expenses and other current assets	932	701
Total current assets	105,140	38,102
Property and equipment, net	93	83
Right-of-use assets	97	209
Other non-current assets	2,522	2,840
Total assets	$107,852	$41,234
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$1,342	$1,640
Accrued expenses	4,700	2,367
Operating lease liabilities, current portion	100	215
Total current liabilities	6,142	4,222
Total liabilities	6,142	4,222
Commitments and contingencies (See Note 12)
Convertible preferred stock:
Preferred stock, $0.00001 par value, 34,476,913 shares authorized as of June 30, 2026 and December 31, 2025; 34,476,913 and 16,685,777 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively; Liquidation preference of $154,718 and $71,100 as of June 30, 2026 and December 31, 2025, respectively	161,196	77,663
Stockholders’ deficit:
Common stock, $0.00001 par value, 54,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 11,608,333 and 11,565,000 shares issued as of June 30, 2026 and December 31, 2025, respectively; 10,874,581 and 10,633,540 shares outstanding as of June 30, 2026 and December 31, 2025, respectively	—	—
Additional paid-in capital	1,316	220
Accumulated deficit	(60,802)	(40,879)
Accumulated other comprehensive income	—	8
Total stockholders’ deficit	(59,486)	(40,651)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$107,852	$41,234

The accompanying notes are an integral part of these condensed financial statements.

Ambros Therapeutics, Inc.
Condensed Statements of Operations and Comprehensive Loss
(Unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Operating expenses:
Research and development (includes related party amounts of $46 and $143 for the three and six months ended June 30, 2026, respectively, and $369 and $618 for the three and six months ended June 30, 2025, respectively)	$6,434	$2,645	$12,544	$4,235
General and administrative	5,043	876	7,955	1,481
Total operating expenses	11,477	3,521	20,499	5,716
Loss from operations	(11,477)	(3,521)	(20,499)	(5,716)
Other income (expenses):
Interest income	273	85	576	185
Loss on change in fair value of convertible promissory notes (includes related party amounts of $0 for each the three and six months ended June 30, 2026, and $1,900 and $3,753 for the three and six months ended June 30, 2025, respectively)	—	(2,801)	—	(5,540)
Net loss	(11,204)	(6,237)	(19,923)	(11,071)
Unrealized gain (loss) on short-term investments	6	—	(8)	—
Comprehensive loss	$(11,198)	$(6,237)	$(19,931)	$(11,071)
Net loss per share attributable to common stockholders, basic and diluted	$(1.04)	$(0.62)	$(1.85)	$(1.10)
Weighted-average shares outstanding used in computing net loss per share, basic and diluted	10,804,858	10,050,000	10,751,334	10,029,945

The accompanying notes are an integral part of these condensed financial statements.

Ambros Therapeutics, Inc.
Condensed Statements of Convertible Preferred Stock and Stockholders’ Deficit
(Unaudited)
(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances, December 31, 2025	16,685,777	$77,663	10,633,540	$—	$220	$8	$ (40,879)	$ (40,651)
Stock-based compensation	—	—	—	—	453	—	—	453
Issuance of common stock upon exercise of stock options	—	—	25,000	—	46	—	—	46
Release of vested restricted stock awards in connection with equity plans	—	—	82,187	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	(14)	—	(14)
Net loss	—	—	—	—	—	—	(8,719)	(8,719)
Balances, March 31, 2026	16,685,777	$77,663	10,740,727	$—	$719	$(6)	$(49,598)	$(48,885)
Stock-based compensation	—	—	—	—	563	—	—	563
Issuance of common stock upon exercise of stock options	—	—	18,333	—	34	—	—	34
Release of vested restricted stock awards in connection with equity plans	—	—	115,521	—	—	—	—	—
Issuance of Series A-1 convertible preferred stock, net of issuance costs of $63	17,791,136	83,533	—	—	—	—	—	—
Other comprehensive gain	—	—	—	—	—	6	—	6
Net Loss	—	—	—	—	—	—	(11,204)	(11,204)
Balances, June 30, 2026	34,476,913	161,196	10,874,581	$ —	$ 1,316	—	$ (60,802)	$ (59,486)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances, December 31, 2024	—	$—	10,000,000	$ —	$—	$—	$(16,643)	$(16,643)
Release of vested restricted stock awards in connection with equity plans	—	—	50,000	—	—	—	—	—
Net loss	—	—	—	—	—	—	(4,834)	(4,834)
Balances, March 31, 2025	—	$—	10,050,000	$—	$—	$—	$(21,477)	$(21,477)
Net loss	—	—	—	—	—	—	(6,237)	(6,237)
Balances, June 30, 2025	—	$—	10,050,000	$—	$—	$—	$(27,714)	$(27,714)

The accompanying notes are an integral part of these condensed financial statements.

Ambros Therapeutics, Inc.
Condensed Statements of Cash Flows
(Unaudited)
(in thousands)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities
Net loss	$(19,923)	$(11,071)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,016	—
Depreciation and amortization	14	7
Amortization/accretion on short-term investments	(332)	—
Changes in the fair value of convertible promissory notes (includes related party amounts of $0 and $3,753 for the six months ended June 30, 2026 and 2025, respectively)	—	5,540
Non-cash lease expense	112	103
Changes in operating assets and liabilities:
Prepaid and other assets	110	(328)
Accounts payable and accrued expenses	1,950	1,447
Operating lease liabilities	(115)	(97)
Net cash used in operating activities	(17,168)	(4,399)
Cash flows from investing activities
Purchases of property and equipment	(26)	(20)
Purchases of available-for-sale short-term investments	(490)	—
Maturities of available-for-sale short-term investments	12,500	—
Net cash provided by (used in) investing activities	11,984	(20)
Cash flows from financing activities
Proceeds from exercise of stock options	80	—
Proceeds from Series A-1 convertible preferred stock issuance, net of offering costs	83,596
Proceeds from issuance of convertible promissory notes (includes related party amounts of $0 and $2,135, for the six months ended June 30, 2026 and 2025, respectively)	—	2,500
Net cash provided by financing activities	83,676	2,500
Net increase (decrease) in cash, cash equivalents and restricted cash	78,492	(1,919)
Cash, cash equivalents and restricted cash, beginning of period	14,338	9,853
Cash, cash equivalents and restricted cash, end of period	$92,830	$7,934
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	91,830	7,934
Restricted cash	1,000	—
Total cash, cash equivalents and restricted cash	$92,830	$7,934
Supplemental disclosure of non-cash financing activities
Deferred offering costs included in accounts payable and accrued liabilities	$85	$0

The accompanying notes are an integral part of these condensed financial statements.

Ambros Therapeutics, Inc.
Notes to Condensed Financial Statements (Unaudited)
Note 1. Organization and Description of Business
Description of Business
Ambros Therapeutics, Inc. (the “Company”) is a clinical-stage biotechnology company focused on the development of innovative and transformative medicines for diseases with a high unmet medical need. The Company’s lead investigational program targets complex regional pain syndrome (“CRPS”) type 1 (“CRPS-1”), a severely painful and debilitating orphan disease that typically develops after an inciting injury or trauma to a limb. The Company’s lead product candidate, neridronate, is a potentially differentiated, bisphosphonate licensed from Abiogen Pharma S.p.A. (“Abiogen”), an Italian pharmaceutical company, providing the Company with exclusive rights to neridronate in the United States, Canada, and Mexico. Neridronate has received U.S. Food and Drug Administration (“FDA”) Breakthrough Therapy and Orphan Drug designations for CRPS, and Fast Track designation for CRPS-1. The Company’s potentially pivotal Phase 3 trial, CRPS-RISE, evaluating neridronate in participants with CRPS-1, dosed the first participant in June 2026 and the Company expects to report topline results in 2028.
The Company was incorporated in Delaware in September 2024.
Basis of Presentation
The accompanying condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and in accordance with the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted. The condensed balance sheet as of December 31, 2025 has been derived from the audited financial statements at that date. These condensed financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto for the year ended December 31, 2025.
In management’s opinion, the accompanying financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the results for the interim periods presented. The results for the interim periods presented are not necessarily indicative of results that may be expected for any future quarter or for the full fiscal year ending December 31, 2026.
Use of Estimates
The preparation of the condensed financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts in the condensed financial statements and accompanying notes. The Company regularly evaluates estimates and assumptions related to assets and liabilities, and disclosures of contingent assets and liabilities at the dates of the condensed financial statements and the reported amounts of expenses during the reporting period. Areas where management uses subjective judgments include, but are not limited to, the incremental borrowing rates for leases, accruals for research and development costs, the fair value of common stock and various other inputs used in estimating stock-based compensation expense, and accounting for income tax uncertainties, including a valuation allowance for deferred tax assets. Actual results may differ materially from these estimates under different assumptions or conditions.
Liquidity and Going Concern Assessment
The Company has experienced net operating losses and negative cash flows from operations since September 4, 2024 (“Inception”). As of June 30, 2026, the Company has an accumulated deficit of approximately $60.8 million.
The Company has not established a source of revenue sufficient to cover its operating costs, and as such, the Company has financed its initial operations primarily through the sale and issuance of convertible promissory notes and convertible preferred stock. In the future, the Company will seek to raise additional capital through private or public equity financings, debt financings, license agreements, collaborative agreements, or other arrangements with other companies, or other sources of financing.
The Company believes its cash, cash equivalents, and short-term investments balance of $103.2 million and restricted cash of $1.0 million as of June 30, 2026, will be sufficient for the Company to continue as a going concern for at least one year from the date these financial statements are available for issuance. Restricted cash represents funds the Company is required to set aside as collateral, in accordance with one of the Company’s vendor service agreements.

Management expects to incur net losses for the foreseeable future. There can be no assurance that the Company will ever earn revenues or achieve profitability, or if achieved, that such revenues and profitability will be sustained on a continuing basis. There can be no assurance that, in the event the Company requires additional financing, such financing will be available at terms acceptable to the Company, if at all. Failure to generate sufficient cash flows from operations, raise additional capital, and reduce discretionary spending, should additional capital not become available, could have a material adverse effect on the Company’s ability to achieve its intended business objectives.
Note 2. Summary of Significant Accounting Policies
There have been no material changes to the Company’s significant accounting policies as described in the audited financial statements as of and for the year ended December 31, 2025, except as described below.
Recently Adopted Accounting Pronouncements
On December 14, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 amends Accounting Standards Codification (“ASC”) 740, Income Taxes to expand income tax disclosures and requires that the Company disclose (i) the income tax rate reconciliation using both percentages and reporting currency amounts; (ii) specific categories within the income tax rate reconciliation; (iii) additional information for reconciling items that meet a quantitative threshold; (iv) the composition of state and local income taxes by jurisdiction; and (v) the amount of income taxes paid disaggregated by jurisdiction. The Company early-adopted ASU 2023-09 for the year ended December 31, 2025, on a prospective basis. Adoption of this standard did not have a material impact on the Company’s condensed financial statements.
Recently Issued Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. The Company is currently evaluating the impact of recently issued standards that are not yet effective on the Company’s financial position or results of operations upon adoption.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 will require public business entities to disclose in the notes to the financial statements, at each interim and annual reporting period, specific information about certain costs and expenses, including purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each expense caption presented on the face of the income statement, and the total amount of an entity’s selling expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and may be applied either prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on the condensed financial statements.
In December 2025, the FASB issued ASU 2025-11 Interim Reporting (Topic 270): Narrow-Scope Improvements. This standard clarifies current interim reporting requirements on Topic 270 and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. This standard will be effective for fiscal years beginning after December 15, 2027, with the option to apply it retrospectively. Early adoption is allowed. The Company is currently assessing the potential impact of this guidance on its condensed financial statement disclosures.

Note 3. Net Loss Per Share Attributable to Common Stockholders
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the three and six months ended June 30, 2026, and 2025 (in thousands, except share and per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Numerator:
Net loss	$(11,204)	$(6,237)	$(19,923)	$(11,071)
Denominator:
Weighted-average common shares outstanding, basic and diluted	10,804,858	10,050,000	10,751,334	10,029,945
Net loss per share attributable to common stockholders, basic and diluted	$(1.04)	$(0.62)	$(1.85)	$(1.10)

The following outstanding common stock equivalents have been excluded from diluted net loss per share attributable to common stockholders for all periods presented because their inclusion would be anti-dilutive:

	Three and Six Months Ended June 30,
	2026	2025
Common stock options outstanding	5,467,167	—
Unvested restricted stock awards	733,752	2,115,000
Convertible preferred stock	34,476,913	—
Convertible preferred stock issuable upon conversion of convertible promissory notes	—	7,790,211
Total	40,677,832	9,905,211

Note 4. Fair Value Measurements
The following tables present information about the Company’s financial assets measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values as of June 30, 2026, and December 31, 2025 (in thousands):
Fair Value Measurements as of June 30, 2026:

	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash equivalents:
Money Market Investments	$83,730	$—	$—	$83,730
Total cash equivalents	83,730	—	—	83,730
Short-term investments:
Commercial Paper	—	9,378	—	9,378
Corporate Bonds	—	499	—	499
U.S. Treasury Securities	1,501	—	—	1,501
Total short-term investments	1,501	9,877	—	11,378
Total	$85,231	$9,877	$—	$95,108

Fair Value Measurements as of December 31, 2025:

	Quoted Prices in Active Markets For Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash equivalents:
Money Market Investments	$2,781	$—	$—	$2,781
Commercial Paper	—	6,797	—	6,797
Total cash equivalents	2,781	6,797	—	9,578
Short-term investments:
Commercial Paper	—	18,093	—	18,093
Corporate Bonds	—	3,463	—	3,463
U.S. Treasury Securities	1,507	—	—	1,507
Total short-term investments	1,507	21,556	—	23,063
Total	$4,288	$28,353	$—	$32,641

There were no transfers between Level 1, 2 and 3 during the six months ended June 30, 2026, and the year ended December 31, 2025.
Note 5. Short-Term Investments
The following table summarizes short-term investments as of June 30, 2026 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Available-for-sale Securities:
Commercial Paper	$9,378	$—	$—	$9,378
Corporate Bonds	499	—	—	499
U.S. Treasury Securities	1,501	—	—	1,501
Total	$11,378	$—	$—	$11,378

As of June 30, 2026, the Company had four available-for-sale debt securities in an unrealized loss position without an allowance for credit losses. Unrealized losses on the Company’s investments in debt securities have not been recognized into income as the issuers’ bonds are of high credit quality and the decline in fair value is largely due to market conditions and/or changes in interest rates. The Company does not intend to sell, and it is more likely than not that the Company will not be required to sell the securities prior to the anticipated recovery of their amortized cost basis. The fair value is expected to recover as the bonds approach maturity.
The Company elected the practical expedient to exclude accrued interest receivable from both the amortized cost basis and estimated fair value of its short-term investments for purposes of identifying and measuring impairment. Accrued interest receivable was $0.1 million and less than $0.1 million as of June 30, 2026 and December 31, 2025, respectively, and is presented within prepaid expenses and other current assets on the condensed balance sheets.
Note 6. Balance Sheet Components
Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	June 30, 2026	December 31, 2025
Computer, software and office equipment	$122	$99
Total property and equipment, gross	122	99
Less: accumulated depreciation and amortization	(29)	(16)
Total property and equipment, net	$93	$83

Depreciation expense was less than $0.1 million for each the three and six months ended June 30, 2026 and 2025.
Other Non-current Assets
Other non-current assets include a deposit of $2.5 million to the Company’s clinical research organization related to the CRPS-RISE clinical trial, to be held for the duration of the study. The deposit will be applied against final invoices upon completion of the study, with any remaining balance to be refunded to the Company. Research and development expenses associated with the study are recognized in the period in which the underlying services are rendered, independent of the timing of cash settlement. As of June 30, 2026 and December 31, 2025, the remaining unapplied deposit balance was $2.5 million.
Accrued Expenses
Accrued expenses consisted of the following (in thousands):

	June 30, 2026	December 31, 2025
Accrued clinical and regulatory costs	$2,190	$642
Accrued contract manufacturing costs	—	370
Accrued compensation	1,868	1,211
Accrued other	642	144
Total accrued expenses	$4,700	$2,367

Note 7. Operating Leases
As of June 30, 2026, the Company’s headquarters were located in Irvine, California, where the Company subleases office space under a sublease agreement entered into on January 10, 2025, that expires in November 2026. At June 30, 2026, the weighted average incremental borrowing rate was 10% and the weighted average remaining lease term was 0.4 years for the operating lease held by the Company.
Operating lease expense was $0.1 million for each the three and six months ended June 30, 2026 and 2025. Cash paid for amounts included for the measurement of lease liabilities was $0.1 million for each the three and six months ended June 30, 2026 and 2025.
Future minimum lease payments under non-cancellable leases as of June 30, 2026 were as follows (in thousands):

As of June 30, 2026
Remainder of 2026	$102
Total lease payments	102
Less: Imputed interest	(2)
Present value of lease liabilities	$100

Note 8. Convertible Notes
In November 2024, December 2024, and January 2025, the Company issued convertible promissory notes to certain investors for aggregate principal amounts of $10.0 million, $15.0 million and $2.5 million, respectively (collectively, the “Convertible Notes”). The $15.0 million convertible promissory note was issued to Abiogen as non-cash consideration for the license of neridronate rights under the License and Development Agreement with Abiogen (“License Agreement”). All Convertible Notes were issued as part of one integrated financing series on substantially similar terms and bore simple interest at a rate of 8.0% per annum.
On September 30, 2025, the Company closed the initial closing of its Series A-1/A-2 convertible preferred stock financing (“Series A-1/A-2 Financing”) pursuant to which it sold shares of its Series A-1 Convertible Preferred Stock, par value $0.00001 per share (the “Series A-1 Convertible Preferred”), at a price of $4.70 per share. In connection with such initial closing, all outstanding principal and accrued interest under the Convertible Notes converted into an aggregate of 7,790,211 shares of its Series A-2 Convertible Preferred Stock, par value $0.00001 per share (the “Series A-2 Convertible Preferred” and, together with the Series A-1 Convertible Preferred, the “Series A Convertible Preferred”) at a conversion price of $3.76 per share, representing the 20% discount.

During the three and six months ended June 30, 2025, the Company recognized losses on changes in the fair value of the Convertible Notes of $2.8 million and $5.5 million, respectively, including $1.9 million and $3.8 million, respectively, related to Related Party Convertible Notes (as further described and defined in Note 11). No Convertible Notes were outstanding during the three and six months ended June 30, 2026.
The Company elected the fair value option under ASC 825-10, Financial Instruments — Overall, to account for its Convertible Notes (see Note 2 in the Company’s audited financial statements as of and for the year ended December 31, 2025).
Note 9. Capital Structure
Convertible Preferred Stock
On September 30, 2025, the Company entered into a Series A Preferred Stock Purchase Agreement (the “Series A Purchase Agreement”) providing for the sale and issuance, in two tranches, of shares of Series A-1 Convertible Preferred and Series A-2 Convertible Preferred. The Series A-1 Convertible Preferred was sold at an original issue price of $4.70 per share and the Series A-2 Convertible Preferred at an original issue price of $3.76 per share.
At the initial closing on September 30, 2025, the Company issued 8,009,041 shares of Series A-1 Convertible Preferred in exchange for aggregate cash proceeds of approximately $37.6 million and issued 7,790,211 shares of Series A-2 Convertible Preferred upon the conversion and cancellation of outstanding convertible promissory notes with an aggregate face amount of approximately $27.5 million. The Series A Purchase Agreement further permitted an additional total of approximately $4.2 million of Series A-1 Convertible Preferred (886,525 shares) to be sold to two purchasers on or before October 15, 2025 (the “Extended Initial Closing”), which was fully purchased.
The Series A Purchase Agreement also obligated the purchasers, subject to satisfaction or waiver of certain conditions (including dosing of the first participant in the Company’s CRPS-RISE trial) to purchase an additional 17,791,136 shares of Series A-1 Convertible Preferred at a milestone closing for $4.70 per share, for aggregate cash proceeds of approximately $83.6 million (the “Milestone Shares” and such closing, the “Milestone Closing”, and such conditions, the “Milestone Closing Conditions”).
The Company determined that the second tranche right subject to the Milestone Closing Conditions was an embedded feature of the Series A Convertible Preferred and not a freestanding instrument under ASC 480. As the embedded feature’s economic characteristics and risks were determined to be clearly and closely related to the host contract, bifurcation under ASC 815 was not required and the second tranche right was not accounted for separately.
On June 2, 2026, the Company dosed the first participant in the CRPS-RISE trial and, on June 3, 2026, the Company’s board of directors approved the Milestone Closing, thereby satisfying the second tranche Milestone Closing Conditions under the Series A Purchase Agreement. The Company consummated the Milestone Closing on June 22, 2026, and the Company received approximately $83.6 million in aggregate net cash proceeds.
The Series A-1 Convertible Preferred conversion price was subject to a potential downward adjustment if the United States Patent and Trademark Office had not issued a Notice of Allowance with respect to the Company’s method-of-use patent application prior to August 31, 2027. In March 2026, the Company received a Notice of Allowance from the United States Patent and Trademark Office with respect to such patent application, and accordingly this adjustment provision is no longer in effect as of June 30, 2026.
There were no changes to the rights and preferences of the Company’s convertible preferred stock during the six months ended June 30, 2026, from those described in the audited financial statements as of and for the year ended December 31, 2025.
Common Stock
Common stock reserved for future issuance, on an as-if-converted basis, consisted of the following:

June 30, 2026
Common stock options outstanding	5,467,167
Common shares issuable upon conversion of Series A convertible preferred stock	34,476,913
Unvested restricted stock awards	733,752
Available for future grants under the 2024 Equity Incentive Plan	205,268
Total shares of common stock reserved	40,883,100

Note 10. Equity Incentive Plan and Stock-Based Compensation Expense
Equity Incentive Plan
On September 9, 2024, the Company adopted the 2024 Equity Incentive Plan (as amended, the “2024 Plan”). The 2024 Plan provides for the granting of restricted stock, incentive stock options (“ISOs”), and nonqualified stock options to employees, officers, directors, consultants and other service providers of the Company, except that ISOs may be granted only to employees (including employee-directors).
As of June 30, 2026, 205,268 shares were available for future grant under the 2024 Plan.
The 2024 Plan permits the early exercise of stock options granted upon board approval prior to vesting. Shares of restricted stock and shares issued upon early exercise are subject to repurchase by the Company at the original purchase price if the holder’s service terminates before the underlying award vests and continues to vest in accordance with the original award’s service-based vesting schedule. Cash proceeds received from early exercises are recorded as a liability and reclassified to additional paid-in capital as the underlying shares vest. Shares subject to repurchase are excluded from shares outstanding for accounting purposes until the repurchase right lapses.
Stock-Based Compensation Expense
The following table summarizes stock-based compensation expense (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Research and development	$131	$—	$232	$—
General and administrative	432	—	784	—
Total	$563	$—	$1,016	$—

As of June 30, 2026, there was approximately $6.6 million of unrecognized stock-based compensation expense related to unvested stock options, which the Company expects to recognize over a weighted-average remaining period of approximately 3.4 years.
Unrecognized stock-based compensation expense related to unvested restricted stock awards was immaterial as of June 30, 2026.
Time-Based Restricted Stock Awards
The following table summarizes the activity for time-based restricted stock awards:

Number of Units
Outstanding at December 31, 2025	931,460
Granted	—
Released (vested)	(197,708)
Cancelled	—
Outstanding at June 30, 2026	733,752

As of June 30, 2026, and December 31, 2025, there were 733,752 and 931,460 shares of common stock, respectively, that were early exercised and remained subject to repurchase.

Time-Based Stock Options
The following table summarizes the activity for time-based stock options:

	Options Outstanding	Weighted- Average Exercise Price (per share)	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2025	4,314,000	$1.84
Granted	1,196,500	1.84
Exercised	(43,333)	1.84
Outstanding at June 30, 2026	5,467,167	$1.84	9.5	$—
Vested and Exercisable at June 30, 2026	204,041	$1.84	9.4	$—

The Company granted stock options to purchase 971,000 and 1,196,500 shares of common stock to employees under the 2024 Plan during the three and six months ended June 30, 2026, respectively. No stock options were granted during the three and six months ended June 30, 2025. The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for the three and six months ended June 30, 2026:

	Three Months Ended June 30, 2026	Six Months Ended June 30, 2026
Risk-free interest rate	4.2%	4.1%
Expected volatility	92.0%	92.2%
Expected term (in years)	6.0	6.0
Expected dividend yield	—	—

Note 11. Related Parties
The Company’s lead product candidate, neridronate, is licensed from Abiogen, a related party of the Company. Pursuant to the License Agreement, Abiogen granted the Company exclusive rights to develop and commercialize neridronate in the United States, Canada, and Mexico (see Note 12). Under the License Agreement, Abiogen is the sole supplier of neridronate drug substance. The Company also entered into a related supply agreement with Abiogen pursuant to which Abiogen, other than in the event of a supply failure, serves as the Company’s sole supplier of commercial drug product.
In November 2024 and January 2025, the Company issued convertible promissory notes to certain related party investors for aggregate cash proceeds of $3.1 million and in December 2024, the Company issued a $15.0 million convertible promissory note to Abiogen as non-cash consideration for the license of rights to neridronate under the License Agreement described below (collectively, the “Related Party Convertible Notes”).
On September 30, 2025, upon the initial closing of the Series A-1/A-2 Financing all outstanding principal and accrued interest under the Related Party Convertible Notes automatically converted into an aggregate of 5,124,942 shares of Series A-2 Convertible Preferred at a conversion price of $3.76 per share, reflecting the 20% contractual conversion discount.
During the three and six months ended June 30, 2025, the Company recognized losses on changes in the fair value of Related Party Convertible Notes of $1.9 million and $3.8 million, respectively. There were no Related Party Convertible Notes outstanding during the three and six months ended June 30, 2026.
During the three and six months ended June 30, 2026, the Company incurred research and development expenses with related parties of less than $0.1 million and $0.1 million, respectively. During the three and six months ended June 30, 2025, the Company incurred research and development expenses with related parties of $0.4 million and $0.6 million, respectively.
Note 12. Commitments and Contingencies
License Agreement with Abiogen
In December 2024, the Company entered into the License Agreement with Abiogen, pursuant to which Abiogen granted the Company exclusive rights to develop and commercialize neridronate in the United States, Canada, and Mexico.

The License Agreement was accounted for as an asset acquisition and the upfront consideration consisting of a $15.0 million convertible promissory note issued to Abiogen, was recognized as in-process research and development expense during the period from Inception through December 31, 2024. See also Note 8, Convertible Notes.
The Company is obligated under the License Agreement to pay a mid-single-digit percentage royalty on aggregate annual net sales of licensed products, payable upon first commercial sale. No royalties had been incurred as of June 30, 2026.
Under the License Agreement, Abiogen is the sole supplier of neridronate drug substance. In connection with the License Agreement, the Company concurrently entered into a supply agreement with Abiogen under which, other than in the event of a supply failure, Abiogen is the sole supplier of commercial drug product. During the three and six months ended June 30, 2026, the Company purchased drug substance in amounts totaling less than $0.1 million and $0.1 million, respectively. During the three and six months ended June 30, 2025, the Company purchased drug substance in amounts totaling $0.4 million and $0.6 million, respectively.
As of June 30, 2026, the Company had no material non-cancelable minimum purchase commitments outstanding under the supply agreement.
CEO Performance Bonus
In connection with the employment agreement entered into on December 1, 2025, the Company’s Chief Executive Officer is entitled to receive a performance bonus (the “CEO Performance Bonus”) upon the occurrence of a qualifying liquidity event during the Chief Executive Officer’s continued service to the Company (a “Bonus Event”). A Bonus Event is defined as the earliest to occur of: (i) a change in control in which net proceeds to the Company’s securityholders equal or exceed $1.0 billion; (ii) a bona fide third-party equity financing prior to an initial public offering or direct listing that results in a post-money valuation of the Company equal to or exceeding $1.0 billion on a fully diluted basis; or (iii) the Company’s market capitalization reaching $1.0 billion following an initial public offering or direct listing, calculated based on the 60-trading-day volume-weighted average price of the Company’s common stock. The CEO Performance Bonus equals 0.75% of the applicable valuation metric at the time of the Bonus Event. The award may be settled in cash, equity, or a combination of both, at the sole discretion of the Company’s board of directors.
The CEO Performance Bonus is a share-based payment arrangement accounted for in accordance with ASC 718 — Stock Compensation and is classified as a liability in the Company’s balance sheet. The award will be remeasured at fair value each reporting period until settlement.
Compensation cost will be recognized when a Bonus Event becomes probable, at which point the Company will record expense based on the then-current fair value of the award, estimated using a Monte Carlo simulation. As of June 30, 2026, no Bonus Event had occurred, and none was considered probable. Accordingly, no compensation cost has been recognized with respect to the CEO Performance Bonus for the three and six months ended June 30, 2026.
Purchase Commitments
The Company enters contracts in the normal course of business with contract research organizations and other third-party vendors for clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancellable by the Company upon written notice. Payments that may be due upon cancellation consist of payments for services provided or expenses incurred prior to cancellation. As of June 30, 2026, and December 31, 2025, there were no amounts accrued related to termination charges.
Legal Contingencies
The Company may, from time to time, be involved in various claims and legal actions that arise in the ordinary course of business. The Company accrues for legal contingencies when it is determined probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is not involved in any pending legal proceedings that it believes could have a material adverse effect on its financial condition, results of operations, or cash flows. There were no legal contingencies requiring accrual or disclosures as of June 30, 2026, and December 31, 2025.
Indemnification
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. As permitted under Delaware law and in accordance with its bylaws, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is or was serving in such capacity. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions.

Note 13. Segment Reporting
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company’s CODM is the Company’s Chief Executive Officer.
To date, the CODM has viewed the Company’s operations and managed the Company’s business as one segment, which includes all activities related to the discovery, development and commercialization of neridronate, operating primarily within the United States.
Segment profit or loss is measured as the Company’s net loss as reported on the Company’s Statement of Operations and Comprehensive Loss. The Company monitors its cash, cash equivalents and short-term investments as reported on the Company’s Balance Sheets to determine funding for its research and development.
As the Company does not currently generate revenue, the CODM assesses Company performance through progress measurement against defined corporate goals. In addition to the Company’s Statement of Operations and Comprehensive Loss, the CODM is regularly provided with budgeted and forecasted cash projection information at a financial statement level which is used to analyze financial trends, determine liquidity needs and make resource allocation decisions.
Note 14. Subsequent Events
The Company has evaluated all subsequent events through September 22, 2026, for potential recognition within the financial statements which is the date the unaudited financial statements were available to be issued. The Company has evaluated all subsequent events through October 26, 2026, for potential disclosure within the financial statements.
Merger Agreement
On August 21, 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Werewolf Therapeutics, Inc., a Delaware corporation (“Werewolf”), and its direct, wholly-owned subsidiary, Wave Atlantis Merger Sub, Inc. (“Merger Sub”). Upon the terms, and subject to the satisfaction of the conditions described in the Merger Agreement, including the approval of the stockholders of each of Werewolf and the Company, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Werewolf (the “Merger”).
New Corporate Headquarters Operating Lease
On July 28, 2026, the Company entered into a lease agreement with La Jolla Eastgate LLC (as amended on October 12, 2026, the “New Lease”). The Company is using the premises as its new corporate headquarters.
The New Lease has a term of 65 months, commenced on or around September 1, 2026, and is expected to expire on or around January 31, 2032. The New Lease does not contain any options to extend the term or to terminate the New Lease early. Total base rent payable over the term of the New Lease is approximately $1.2 million.

Annex A
AGREEMENT AND PLAN OF MERGER

by and among

AMBROS THERAPEUTICS, INC.

WEREWOLF THERAPEUTICS, INC.

and

WAVE ATLANTIS MERGER SUB, INC.

Dated as of August 21, 2026

A-i

(continued)
A-ii

(continued)
EXHIBITS
SCHEDULES
A-iii

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 21, 2026, by and among AMBROS THERAPEUTICS, INC., a Delaware corporation (“Ambros”), WEREWOLF THERAPEUTICS, INC., a Delaware corporation (“Werewolf”), and WAVE ATLANTIS MERGER SUB, INC., a Delaware corporation and a direct, wholly owned subsidiary of Werewolf (“Merger Sub”). Certain capitalized terms used in this Agreement are defined in Section 1.1.
RECITALS
WHEREAS, Ambros and Werewolf intend to effect a strategic combination of their businesses in accordance with this Agreement and Delaware Law;
WHEREAS, Ambros and Werewolf intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law, to effect a merger of Merger Sub with and into Ambros (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and Ambros will become a direct wholly owned Subsidiary of Werewolf;
WHEREAS, the board of directors of Ambros (the “Ambros Board”) has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Ambros and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and the other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Ambros vote to adopt this Agreement and thereby approve the Contemplated Transactions, including the Merger;
WHEREAS, the board of directors of Werewolf (the “Werewolf Board”) has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Werewolf and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Werewolf vote to adopt this Agreement and thereby approve the Contemplated Transactions at a special meeting of Werewolf stockholders;
WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of its sole stockholder and Merger Sub, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub adopt this Agreement and thereby approve the Contemplated Transactions, including the Merger;
WHEREAS, the sole stockholder of Merger Sub has determined that the Agreement and the Contemplated Transactions are in the best interest of Merger Sub, and such stockholder has adopted this Agreement and approved the Contemplated Transactions, including the Merger;
WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Ambros’ willingness to enter into this Agreement, the officers and directors of Werewolf set forth on Schedule 1 hereto (solely in their capacity as stockholders of Werewolf, the “Werewolf Supporting Stockholders”) are executing support agreements in favor of Ambros in substantially the form attached hereto as Exhibit A (the “Werewolf Stockholder Support Agreements”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Werewolf Common Stock in favor of the Werewolf Stockholder Matters;
WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Werewolf’s willingness to enter into this Agreement, the stockholders, officers and directors of Ambros set forth on Schedule 2 hereto (solely in their capacity as stockholders of Ambros) (the “Ambros Supporting Stockholders”) are executing support agreements in favor of Werewolf in substantially the form attached hereto as Exhibit B (the “Ambros Stockholder Support Agreements”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Ambros Capital Stock in favor of this Agreement and the Contemplated Transactions;
WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Werewolf’s willingness to enter into this Agreement, the stockholders, officers and directors of Ambros set forth in Section A of the Ambros Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Ambros Lock-Up Agreements”);
WHEREAS, it is expected that promptly after the Registration Statement is declared effective under the Securities Act, the stockholders of Ambros sufficient to adopt and approve this Agreement, the Merger and the Contemplated Transactions as required under Delaware Law and Ambros’ Organizational Documents will execute and deliver an action by written consent in order to obtain the Required Ambros Stockholder Approval in substantially the form attached hereto as Exhibit D (each, an “Ambros Stockholder Written Consent”), and upon delivery of the Ambros Stockholder Written Consent, the Required Ambros Stockholder Approval will have been obtained;
WHEREAS, concurrently with the execution and delivery of this Agreement, certain investors have executed a Securities Purchase Agreement by and among Werewolf and the Persons named therein (representing an aggregate commitment not less than the Concurrent PIPE Financing Amount), pursuant to which such Persons will have agreed to purchase the number of shares of Werewolf Common Stock or PIPE Pre-Funded Warrants in lieu thereof set forth therein in connection with the Concurrent PIPE Financing in substantially the form attached hereto as Exhibit E (the “Securities Purchase Agreement”); and
WHEREAS, each of the parties hereto intends that, for United States federal income tax purposes, the Merger will qualify as (i) a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations, with respect to which each of Ambros, Merger Sub and Werewolf, are a “party to a reorganization” under Section 368(b) of the Code, and this Agreement is intended to constitute, and is hereby adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a) or (ii) a tax-deferred exchange governed by Section 351(a) of the Code (the “Intended Tax Treatment”).
AGREEMENT
The Parties, intending to be legally bound, agree as follows:
ARTICLE I
DEFINITIONS AND INTERPRETATIVE PROVISIONS
1.1 Definitions. For purposes of this Agreement (including this Section 1.1):
“2026 Werewolf Equity Incentive Plan” shall mean an equity incentive plan of Werewolf in form and substance as agreed to by Ambros and Werewolf (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Werewolf Common Stock to be mutually agreed upon by Ambros and Werewolf (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).
“2026 Werewolf ESPP” shall mean an “employee stock purchase plan” of Werewolf in form and substance as agreed to by Ambros and Werewolf (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Werewolf Common Stock to be mutually agreed upon by Ambros and Werewolf (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).
“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any “standstill” provision.
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Ambros or any of its Affiliates, on the one hand, or Werewolf or any of its Affiliates, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal, other than, as applicable, solely with respect to the Concurrent PIPE Financing or a Permitted Werewolf Asset Disposition.
“Acquisition Proposal” means, with respect to any party hereto, any proposal or offer, whether written or oral, from any Person (other than an offer or proposal made or submitted by or on behalf of Ambros or any of its Affiliates, on the one hand, or by or on behalf of Werewolf or any of its Affiliates, on the other hand, to the other Party) providing for an Acquisition Transaction (in each case other than the exercise or repurchase of existing equity interests).
“Acquisition Transaction” means any transaction or series of related transactions involving (other than, as applicable, the Concurrent PIPE Financing, a Permitted Werewolf Asset Disposition or any equity financing transaction contemplated by Section 5.1):
(i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its Subsidiaries or (ii) in which a party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its Subsidiaries; or
(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its Subsidiaries, taken as a whole.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.
“Aggregate Valuation” means the sum of (A) the Ambros Equity Value, plus (B) the Werewolf Valuation, plus (C) the Concurrent PIPE Financing Proceeds.
“Ambros Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Ambros Equity Value by (B) the Aggregate Valuation.
“Ambros Associate” means any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Ambros or any of its Subsidiaries.
“Ambros Balance Sheet” means the unaudited interim balance sheet of Ambros for the three months ended June 30, 2026.
“Ambros Capital Stock” means Ambros Common Stock and Ambros Preferred Stock.

“Ambros Capitalization Representations” means the representations and warranties of Ambros set forth in Section 3.6.
“Ambros Common Stock” means the common stock, $0.00001 par value per share, of Ambros.
“Ambros Contract” means any Contract: (i) to which Ambros or any of its Subsidiaries is a Party, (ii) by which Ambros or any of its Subsidiaries, or any Ambros IP Rights or any other asset of Ambros, is or may become bound or under which Ambros or any of its Subsidiaries has, or may become subject to, any obligation or (iii) under which Ambros or any of its Subsidiaries has or may acquire any right or interest.
“Ambros Employee Plan” means any Employee Plan that Ambros or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability with respect to (including on account of an ERISA Affiliate), or (v) utilizes to provide benefits to or otherwise cover any Ambros Associate (or their spouses, dependents, or beneficiaries).
“Ambros Equity Plan” means the 2024 Equity Incentive Plan of Ambros, as amended from time to time.
“Ambros Equity Value” means $500,000,000.
“Ambros Exchange Ratio” means the quotient (rounded to four decimal places) obtained by dividing (i) the number of Ambros Merger Shares by (ii) the number of Ambros Outstanding Shares.
“Ambros Fundamental Representations” means the representations and warranties of Ambros set forth in Sections 3.1, 3.2, 3.3, 3.6 and 3.21.
“Ambros IP Rights” means any and all Intellectual Property rights that are owned or purported to be owned, whether wholly or jointly with others, or controlled by Ambros or any of its Subsidiaries (“Ambros Owned IP Rights”), or licensed or sublicensed by Ambros or any of its Subsidiaries (“Ambros Licensed IP Rights”).
“Ambros IP Rights Agreement” means any Contract governing, related to or pertaining to any Ambros IP Rights other than any confidential information provided under confidentiality agreements.
“Ambros Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of an Ambros Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Ambros or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been an Ambros Material Adverse Effect: (i) the announcement of this Agreement, the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto (other than, in the case of this clause (i), for purposes of Section 3.5(b)), (ii) the taking of any action, or the failure to take any action, by Ambros that is expressly required to be taken or not taken under the terms of this Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in, or any compliance with GAAP or applicable Law or the interpretation thereof (provided that this clause (iv) does not exclude any Effect resulting from any underlying noncompliance with GAAP or applicable Law), (v) general economic, financial and capital markets, political conditions or conditions, including any instability in the banking sector, including the failure or placement into receivership of any financial institution, in each case generally affecting the industries in which Ambros and its Subsidiaries operate or any changes in the conditions thereof, (vi) any change in the cash position of Ambros and its Subsidiaries which results from operations in the Ordinary Course of Business, or any failure of Ambros to meet any projections, business plans or forecasts (provided that, this clause (vi) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in an Ambros Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Ambros Material Adverse Effect)), or (vii) with respect to any Ambros Product Candidate, in each case, to the extent not involving any wrongdoing by Ambros or its Subsidiaries, (a) any rejection or refusal of, any request to refile or any delay in obtaining or making any regulatory application or filing or any adverse finding from a dispute resolution process with any Governmental Authority, (b) any pre-clinical or clinical studies, tests or results or announcements thereof, (c) any decision or action by any Governmental Authority (or other payor) with respect to pricing and/or reimbursement, (d) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval, or (e) other than with respect to Ambros Product Candidates that have received marketing approval, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse effects, adverse events or safety observations, but excluding in the case of this clause (e) side effects, adverse effects, adverse events or safety observations events that result in a broad based product recall of, or withdrawal from the market of, any Ambros Product Candidate; provided, however, that any Effect referred to in clauses (i) through (v) may be taken into account (unless not excluded by another clause of this definition) to the extent that the impact of any such Effect on Ambros and its Subsidiaries, taken as a whole, is materially and disproportionately adverse relative to the impact of such Effect on companies operating in the industry in which Ambros and its Subsidiaries operate, and then such Effect may be taken into account solely to the extent of such disproportionate impact.
“Ambros Merger Shares” means the product determined by multiplying (i) the Post-Closing Werewolf Shares times (ii) the Ambros Allocation Percentage.

“Ambros Option” means each option to purchase shares of Ambros Common Stock granted by Ambros including, without limitation, under the Ambros Equity Plan.
“Ambros Outstanding Shares” means, the total number of shares of Ambros Common Stock outstanding immediately prior to the Effective Time (after giving effect to the Ambros Preferred Stock Conversion and the conversion of any outstanding convertible notes of Ambros) expressed on a fully-diluted and as-converted to Ambros Common Stock on a “treasury method” basis and assuming, without limitation or duplication, the issuance of all shares of Ambros Common Stock that would be issued assuming the acceleration and exercise and conversion of all Ambros Options outstanding as of immediately prior to the Effective Time.
“Ambros Preferred Stock” means, collectively, the Ambros Series A-1 Preferred Stock and the Ambros Series A-2 Preferred Stock.
“Ambros Registered IP” means any and all Ambros IP Rights that are registered, filed, issued or otherwise granted under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.
“Ambros Series A-1 Preferred Stock” means the preferred stock, $0.00001 par value per share, of Ambros, designated as Series A-1 Preferred Stock.
“Ambros Series A-2 Preferred Stock” means the preferred stock, $0.00001 par value per share, of Ambros, designated as Series A-2 Preferred Stock.
“Ambros Triggering Event” shall be deemed to have occurred if: (i) there shall have occurred any Ambros Board Adverse Recommendation Change; (ii) the Ambros Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (iii) Ambros shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement); (iv) Ambros or any director or officer of Ambros shall have willfully breached any of the provisions set forth in Section 5.4 or Section 6.2; or (v) Ambros or the Ambros Board committing to take or cause to occur, or publicly propose to take or cause to occur, any of the foregoing actions.
“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.
“Cash and Cash Equivalents” means all (i) unrestricted cash and cash equivalents and (ii) marketable securities (determined net of any sales discount or commission), in each case determined in accordance with GAAP.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.
“Concurrent PIPE Financing” means the issuance and sale of shares of Werewolf Common Stock and PIPE Pre-Funded Warrants in a private placement to be consummated immediately prior to or substantially concurrently with the Effective Time pursuant to the Securities Purchase Agreement.
“Concurrent PIPE Financing Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Concurrent PIPE Financing Proceeds by (ii) the Aggregate Valuation.
“Concurrent PIPE Financing Amount” means $150,000,000.
“Concurrent PIPE Financing Merger Shares” means the product determined by multiplying (i) the Post-Closing Werewolf Shares by (ii) the Concurrent PIPE Financing Allocation Percentage.
“Concurrent PIPE Financing Proceeds” means the gross proceeds resulting from the Concurrent PIPE Financing.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of June 3, 2026, by and between Ambros and Werewolf.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the Merger and the other transactions contemplated by this Agreement, including the CVR Agreement and the Concurrent PIPE Financing.
“Contract” means, with respect to any Person, any written or oral agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“Delaware Law” means the General Corporation Law of the State of Delaware.
“Effect” means any effect, change, event, circumstance, or development.
“Employee Plan” means (i) each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; (ii) any other plan, program, policy, agreement or arrangement providing for stock options, stock purchases, restricted stock, restricted stock units, phantom equity, other equity or equity-based incentives, bonuses, commissions, severance, retention, deferred compensation, change in control, transaction, supplemental income, vacation, retirement, pension, profit-sharing, post-retirement health and welfare, disability, fringe benefit, sick, vacation or paid time-off, life insurance, perquisites, medical, dental, vision, employee assistance, health savings accounts, flexible spending accounts, Section 125 “cafeteria”, or similar benefits; and (iii) all other plans, programs, policies, agreements or arrangements (whether written or unwritten) providing compensation or benefits to any current or former employee, officer, director, individual independent contractor and other non-employee service provider.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity, part of the same “controlled group” as such Entity or under common control with such Entity under Sections 414(b),(c),(m) or (o) of the Code or 4001(b)(1) of ERISA, as applicable.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Fraud” shall mean common law fraud under the Laws of the State of Delaware.
“GAAP” means United States generally accepted accounting principles.
“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign, supra-national or other government or institution, (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (iv) self-regulatory organization (including Nasdaq).
“Governmental Authorization” means any: permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.
“Intellectual Property” means any and all intellectual property and similar proprietary rights of any kind or nature, whether protected, created or arising under any Law, throughout the world, including any and all state, United States, international and/or foreign or other territorial or regional rights in, arising out of or associated with any of the following: (i) United States, foreign and international patents, patent applications, including all provisional applications, non-provisional applications, substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, reexaminations, term extensions, confirmations, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (ii) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs or other names and locators associated with the internet, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith and symbolized thereby, (iii) works of authorship (whether or not copyrightable) and all copyrights, copyrightable works, derivative works, including registrations and applications for registration thereof, and all renewals, extensions, restorations or reversions of the foregoing, including all rights of authorship, use, publication, publicity, reproduction, distribution, income, performance and transformation, (iv) software, including all source code, object code, firmware, development tools files, records and data, all media on which any of the foregoing is recorded, and all related documentation, (v) all inventions, invention disclosures, improvements, formulae, customer lists, trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common Law), know-how (including recipes, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), technology, technical data, databases, data collections, confidential information and other proprietary rights and intellectual property, whether patentable or not, and all documentation relating to any of the foregoing, (vi) registrations, applications, extensions, restorations and renewals of any of the foregoing in any jurisdiction, (vii) all United States and foreign rights arising under or associated with any of the foregoing, (viii) all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world and (ix) all other rights similar or pertaining to, or tangible embodiments of, any of the foregoing in any country worldwide.
“IRS” means the United States Internal Revenue Service.
“Key Employee” means, with respect to any Person, (i) an executive officer of such Person; and (ii) any employee of such Person, that reports directly to the chief executive officer of such Person.
“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.
“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.
“Lookback Date” means (i) as it relates to Werewolf, its Subsidiaries and Affiliates, January 1, 2024, and (ii) as it relates to Ambros, its Subsidiaries and Affiliates, September 4, 2024.
“Merger Pre-Funded Warrants” has the meaning set forth in Section 2.4.
“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.
“Multiple Employer Plan” means a “multiple employer plan” as described in Section 413(c) of ERISA.
“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
“Nasdaq” means The Nasdaq Stock Market.
“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.
“Ordinary Course of Business” means, in the case of each of Ambros and Werewolf, such actions taken in the ordinary course of its normal operations and consistent with its past practices.
“Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of association, formation, incorporation or organization or limited partnership, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Out of the Money Werewolf Options” means Werewolf Options with a per share exercise price equal to or greater than the closing sale price of one share of Werewolf Common Stock as reported on Nasdaq on the last trading day immediately preceding the Effective Time, in each case as equitably adjusted to reflect the Werewolf Reverse Stock Split, if any.
“Party” or “Parties” means Ambros, Merger Sub, and Werewolf.
“Payoff Indebtedness” has the meaning set forth in Section 6.18.
“Permitted Werewolf Asset Disposition” means a sale, license, transfer or other disposition of solely any or all of Werewolf’s legacy pipeline assets set forth on Schedule 3 hereto (the “Legacy Assets”).
“Permitted Werewolf Asset Disposition Agreement” means a Contract executed by Werewolf providing for a Permitted Werewolf Asset Disposition entered into from and after the date hereof in accordance with this Agreement, including following receipt of the consent of Ambros.
“Permitted Encumbrance” means (i) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Ambros Balance Sheet or the Werewolf Balance Sheet, as applicable, in accordance with GAAP, (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Ambros or Werewolf, as applicable, (iii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (v) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies,(vi) liens arising under applicable securities Law, and (vii) non-exclusive licenses of Intellectual Property granted by Werewolf or Ambros, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto.
“Person” means any individual, Entity or Governmental Authority.
“Personal Information” means (i) data and information concerning an identifiable natural person, or (ii) any information that constitutes “personal data”, “personal information”, “personally identifiable information” or similar term as defined by applicable Privacy Laws.
“PIPE Pre-Funded Warrants” means the pre-funded warrants to purchase shares of Werewolf Common Stock substantially in the form attached to the Securities Purchase Agreement, which form is attached hereto as Exhibit E.
“Post-Closing Werewolf Shares” means the total number of shares of Werewolf Common Stock outstanding immediately after the Effective Time expressed on a fully-diluted basis, subject to the assumptions set forth on Section 1.1 of the Ambros Disclosure Schedule, including the Ambros Merger Shares, the Concurrent PIPE Financing Merger Shares and the shares of Werewolf Common Stock issuable upon exercise of the Pre-Funded Warrants.
“Pre-Funded Warrants” means the Merger Pre-Funded Warrants and the PIPE Pre-Funded Warrants.
“Privacy Laws” mean Laws relating to the privacy, security, collection, use or other processing of Personal Information.
“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Section 382 Study” means an up-to-date, detailed analysis or report issued by a “Big 4” accounting firm regarding the usability of net operating loss carryforwards or other similar Tax attributes under Section 382 of the Code or similar provisions of applicable state or local Tax Law.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Specified Stockholders” means the Werewolf stockholders party to the Werewolf Stockholder Support Agreements.
“Subsidiary” means, with respect to a Person, an Entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement and (ii) is on terms and conditions that the Ambros Board or the Werewolf Board, as applicable, determines in good faith, based on all relevant factors (including the likelihood of consummation thereof and the financing terms and any termination or break-up fees and conditions to consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Ambros’ stockholders or Werewolf’s stockholders, as applicable, than the terms of the Contemplated Transactions and is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party).
“Tax” means (i) any U.S. federal, state or local or non-U.S. tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, environmental tax, withholding tax, imputed underpayment amount, payroll tax, customs duty, escheat, unclaimed property, alternative or add-on minimum or other tax or similar charge (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof) and (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, pursuant to a Contract, through operation of Law or Treasury Regulations Section 1.1502-6(a) (or any similar provision of Law or any predecessor or successor thereof) or otherwise.
“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any attachment, amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, with respect to Werewolf, the aggregate amount (without duplication) of all costs, fees, Taxes and expenses incurred by Werewolf and its Subsidiaries, or for which Werewolf and any of its Subsidiaries are or may become liable in connection with the Merger and the CVR Agreement and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Merger and the CVR Agreement, including (i) the maximum amount of brokerage fees and commissions, finders’ fees and financial advisory fees, and any fees and expenses of legal counsel, accountants, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of Werewolf payable by Werewolf and its Subsidiaries; (ii) the maximum amount of CVR Fees (which shall include estimated CVR payment distribution fees); (iii) any Taxes actually incurred by Werewolf with respect to the payment of any other item listed in this definition of Transaction Expenses; and (iv) all amounts payable or expected to be paid pursuant to Transaction Litigation (net of any amounts payable or expected to be paid pursuant to any insurance policies of Werewolf); provided, however, that Transaction Expenses shall specifically exclude (A) any fees and expenses in respect of the Concurrent PIPE Financing and (B) 50% of all Nasdaq fees associated with the Nasdaq Listing Application, in each case of clauses (A) and (B), which shall be payable by Ambros and its Subsidiaries.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar law.
“Werewolf Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Werewolf Valuation by (B) the Aggregate Valuation.
“Werewolf Associate” means any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Werewolf or any of its Subsidiaries.
“Werewolf Authorized Common Stock Increase” means the increase of the authorized capital stock of Werewolf a number of shares of Werewolf Common Stock mutually agreeable to Werewolf and Atlantis, with no change to the amount of authorized Werewolf Preferred Stock, upon receipt of, and subject in all respects to, approval of the Werewolf stockholders and filing of the necessary amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware.
“Werewolf Balance Sheet” means the unaudited interim balance sheet of Werewolf for the three months ended June 30, 2026.
“Werewolf Capitalization Representations” means the representations and warranties of Werewolf set forth in Section 4.6.
“Werewolf Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of Werewolf, on behalf of Werewolf and not in his or her personal capacity, certifying Werewolf Net Cash as of the Anticipated Closing Date.
“Werewolf Common Stock” means the common stock, $0.0001 par value per share, of Werewolf.
“Werewolf Contract” means any Contract: (i) to which Werewolf is a party, (ii) by which Werewolf or any Werewolf IP Rights or any other asset of Werewolf is or may become bound or under which Werewolf has, or may become subject to, any obligation or (iii) under which Werewolf has or may acquire any right or interest.
“Werewolf Covered Person” means, with respect to Werewolf as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).
“Werewolf Employee Plan” means any Employee Plan that Werewolf or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability with respect to (including on account of an ERISA Affiliate), or (v) utilizes to provide benefits to or otherwise cover any Werewolf Associate (or their spouses, dependents, or beneficiaries).
“Werewolf Equity Plans” means the Werewolf 2021 Stock Incentive Plan, the Werewolf 2017 Stock Incentive Plan, the Werewolf ESPP and the Werewolf Inducement Stock Option Agreement entered into between Werewolf and a certain executive officer relating to an inducement stock option award granted on May 1, 2025, in each case as amended from time to time.
“Werewolf Equity Value” means $47,500,000.
“Werewolf ESPP” means the Werewolf 2021 Employee Stock Purchase Plan, as amended from time to time.
“Werewolf Fundamental Representations” means the representations and warranties of Werewolf set forth in Sections 4.1, 4.2, 4.3, and 4.21.
“Werewolf IP Rights” means any and all Intellectual Property rights that are owned or purported to be owned, whether wholly or jointly with others, or controlled by Werewolf or any of its Subsidiaries (“Werewolf Owned IP Rights”), or licensed or sublicensed to Werewolf or any of its Subsidiaries (“Werewolf Licensed IP Rights”).
“Werewolf IP Rights Agreement” means any Contract governing, related or pertaining to any Werewolf IP Rights other than any confidential information provided under confidentiality agreements.
“Werewolf Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Werewolf Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Werewolf or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been a Werewolf Material Adverse Effect: (i) the announcement of this Agreement the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto (other than, in the case of this clause (i), for purposes of Section 4.5(b)), (ii) the taking of any action, or the failure to take any action, by Werewolf that is expressly required under the terms of this Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in, or any compliance with, GAAP or applicable Law or the interpretation thereof (provided that this clause (iv) does not exclude any Effect resulting from any underlying noncompliance with GAAP or applicable Law), (v) general economic, financial and capital markets, political conditions or conditions, including any instability in the banking sector, including the failure or placement into receivership of any financial institution, in each case generally affecting the industries in which Werewolf and its Subsidiaries operate, (vi) any change in the stock price or trading volume of Werewolf Common Stock, (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Werewolf Common Stock may be taken into account in determining whether a Werewolf Material Adverse Effect has occurred, unless such Effect is otherwise excepted from this definition of Werewolf Material Adverse Effect), (vii) any failure of Werewolf to meet any projections, business plans or forecasts (provided that, this clause (vii) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Werewolf Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Werewolf Material Adverse Effect)), (viii) with respect to any Legacy Asset or any of Werewolf’s competitors’ or potential competitors’ product candidates, products or programs, in each case, to the extent not involving any wrongdoing by Werewolf or its Subsidiaries, (a) any rejection or refusal of, any request to refile or any delay in obtaining or making any regulatory application or filing or any adverse finding from a dispute resolution process with any Governmental Authority, (b) any pre-clinical or clinical studies, tests or results or announcements thereof, (c) any decision or action by any Governmental Authority (or other payor) with respect to pricing and/or reimbursement, (d) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval, or (e) other than with respect to Werewolf Product Candidates that have received marketing approval, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse effects, adverse events or safety observations, but excluding in the case of this clause (e) side effects, adverse effects, adverse events or safety observations events that result in a broad based product recall of, or withdrawal from the market of, any Werewolf Product Candidate, (ix) any change in the cash position of Werewolf and its Subsidiaries resulting from operations in the Ordinary Course of Business or (x) the consummation of any Permitted Werewolf Asset Disposition pursuant to and in accordance with the terms of the applicable Permitted Werewolf Asset Disposition Agreement; provided, however, that any Effect referred to in clauses (i) through (v) may be taken into account (unless not excluded by another clause of this definition) to the extent that the impact of any such Effect on Werewolf and its Subsidiaries, taken as a whole, is materially and disproportionately adverse relative to the impact of such Effect on companies operating in the industry in which Werewolf and its Subsidiaries operate, and then such Effect may be taken into account solely to the extent of such disproportionate impact.
“Werewolf Net Cash” means, as of the Closing, without duplication, (i) Werewolf’s Cash and Cash Equivalents determined in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Werewolf Balance Sheet; minus (w) any accrued and unpaid Taxes of Werewolf or its Affiliates for taxable periods (or portions thereof) ending on or before the Closing Date (including any Taxes arising from or payable in connection with any Permitted Werewolf Asset Disposition consummated prior to the Closing), which shall be computed without taking into account any net operating loss carryforwards or other similar Tax attributes if Werewolf has not delivered the Section 382 Study pursuant to Section 2.8(a), minus (x) total short and long term Liabilities whether absolute, contingent or otherwise, in each case recorded on the Werewolf Balance Sheet in which such items were historically determined as of the Closing (including for the avoidance of doubt Transaction Expenses of Werewolf (including any post-Closing fees related to the Rights Agent and the Legacy Asset Consultant) and CVR Fees accrued and unpaid as of Closing) to the extent unpaid as of Closing, accounts payable and accrued expenses, the cost of a D&O insurance “tail” policy, lease termination costs (if any), notice payments, penalties or other payments to be made by Werewolf in order to terminate any existing agreement to which Werewolf is a party and any other Wind-Down Estimated Expenses) and net financial obligations associated with lease payments that require a cash payment or future cash payment to settle, minus (y) any change in control payments and severance to employees (including associated payroll taxes) that are to be paid by Werewolf in connection with, or at the time of, the Closing, including in connection with the termination of its then employees who were employed with Werewolf prior to the Closing (if any), minus (z) 50% of financial printer and EDGARization expenses associated with SEC filings relating to the Contemplated Transactions and 50% of SEC filing and registration fees, plus (ii) 100% of all Nasdaq fees associated with the Nasdaq Listing Application, to the extent paid by Werewolf. For avoidance of doubt, (1) the Cash and Cash Equivalents received in the Concurrent PIPE Financing and any fees, commissions, discounts, expenses or other costs incurred in connection with the Concurrent PIPE Financing (including placement agent fees, legal fees and other transaction expenses), shall be excluded from the calculation of Werewolf Net Cash and (2) to the extent Werewolf has agreed that any amounts in the definition of Werewolf Net Cash shall be borne by a third party, including pursuant to existing Contractual arrangements, such amounts shall not be deducted from the calculation of Werewolf Net Cash. For the avoidance of doubt, CVR Fees shall be deducted only once in the calculation of Werewolf Net Cash and shall not also be deducted from any amounts payable under the CVR Agreement. In addition, if the closing of any Permitted Werewolf Asset Disposition involving Werewolf or any of its Subsidiaries (as consented by Ambros) occurs prior to the Closing of the Merger, then any deduction, reserve, holdback, offset or other adjustment that would otherwise have been permitted or required to be made against, or funded out of, the consideration payable in respect of such other transaction after its closing (including any reserve for indemnification obligations, any unpaid Transaction

Expenses or other unpaid fees and expenses of Werewolf in connection with such other transaction, and any unpaid Taxes of Werewolf arising from or payable in connection with such other transaction) under the CVR Agreement shall instead, to the extent not otherwise actually paid or funded prior to the Closing, be deducted from Werewolf’s Cash and Cash Equivalents in the calculation of Werewolf Net Cash.
“Werewolf Option” means each option to purchase shares of Werewolf Common Stock granted by Werewolf, including, without limitation, under the Werewolf Equity Plans, but, for the avoidance of doubt, excluding the Werewolf ESPP.
“Werewolf Outstanding Shares” means the total number of shares of Werewolf Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis and assuming, without limitation or duplication, the issuance of shares of Werewolf Common Stock that would be issued assuming the acceleration and exercise and conversion of all Werewolf Options outstanding as of immediately prior to the Effective Time (assuming cashless exercise), and the exclusion of shares of Werewolf Common Stock otherwise reserved for issuance or held by Werewolf as treasury stock or owned by Ambros or any of its Subsidiaries or any Subsidiary of Werewolf immediately prior to the Effective Time; provided, however, that any shares of Werewolf Common Stock issued in the Concurrent PIPE Financing will not be included for the purpose of calculating the number of Werewolf Outstanding Shares; provided, further, that no Out of the Money Werewolf Options shall be included in the total number of shares of Werewolf Common Stock outstanding for purposes of determining the Werewolf Outstanding Shares.
“Werewolf Preferred Stock” means the preferred stock of Werewolf, par value $0.0001 per share.
“Werewolf Registered IP” means any and all Werewolf IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications for any of the foregoing.
“Werewolf Reverse Stock Split” means, subject to the approval by the Werewolf stockholders of an amendment to the Organizational Documents of Werewolf authorizing the same, a reverse stock split of all outstanding shares of Werewolf Common Stock at a reverse stock split ratio mutually agreed to by Ambros and Werewolf that is effected by Werewolf for the purpose of maintaining compliance with Nasdaq listing standards or for the combined company to meet the initial listing standards of Nasdaq or otherwise if deemed advisable by Ambros.
“Werewolf Target Net Cash” means $30,000,000.
“Werewolf Triggering Event” shall be deemed to have occurred if: (i) there shall have occurred any Werewolf Board Adverse Recommendation Change, (ii) the Werewolf Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal, (iii) Werewolf shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.4); (iv) the Werewolf Board shall have failed to recommend against any Acquisition Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement thereof; (v) the Werewolf Board shall have failed to publicly announce its recommendation against any Acquisition Proposal that is not a tender offer or exchange offer within 10 Business Days after the public announcement or disclosure thereof; (vi) the Werewolf Board shall have failed to publicly reaffirm the Werewolf Board Recommendation within ten (10) Business Days after Ambros so requests in writing, provided, that Ambros may only make such request once every ten (10) Business Days unless there has been an Acquisition Proposal or any modification or amendment thereof; (vii) Werewolf or any director or officer of Werewolf shall have willfully breached any of the provisions set forth in Section 5.4 or Section 6.3; or (viii) Werewolf or the Werewolf Board committing to take or cause to occur, or publicly propose to take or cause to occur, any of the foregoing actions.
“Werewolf Valuation” means the Werewolf Equity Value; provided, that if the Final Werewolf Net Cash is above or below the Werewolf Target Net Cash, then the Werewolf Valuation will be adjusted (up or down, as applicable) on a dollar-for-dollar basis by the difference of (i) the Final Werewolf Net Cash and (ii) the Werewolf Target Net Cash (and, if Final Werewolf Net Cash is a negative number, the Werewolf Valuation will be adjusted down on a dollar-for-dollar basis by an amount equal to the sum of Werewolf Target Net Cash plus the absolute value of Final Werewolf Net Cash; provided that, unless Werewolf has materially breached its representations, warranties, covenants and agreements under this Agreement, in no event shall the Werewolf Valuation be less than $5.5 million). For the avoidance of doubt, the Concurrent PIPE Financing Proceeds shall not be included in the calculation or determination of the Werewolf Valuation or any component thereof. Set forth on Section 1.1 on the Ambros Disclosure Schedule is an illustrative example of the calculation of the Ambros Merger Shares.
“Wind-Down Estimated Expenses” means any estimated costs or expenses that may become payable in connection with either (i) the divestiture of any of the Legacy Assets or (ii) any wind-down of Werewolf’s activities related to any of the Legacy Assets that may become payable from and after the Closing if the Legacy Assets are not divested as provided by the CVR Agreement.
(iii) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	2.8(e)
Agreement	Preamble
Allocation Certificate	6.13
Anticipated Closing Date	2.8(a)
Anti-Corruption Laws	4.28
Assumed Ambros Option	2.4(g)
Ambros	Preamble
Ambros Board	Recitals
Ambros Board Adverse Recommendation Change	6.2(b)

Term	Section
Ambros Board Recommendation	6.2(b)
Ambros Closing Certificate	7.3(d)
Ambros Disclosure Schedule	Article III
Ambros Financial Statements	3.7(a)
Ambros Intervening Event	6.2(c)
Ambros IT Systems	3.22(b)
Ambros Lock-Up Agreements	Recitals
Ambros Material Contract	3.13(a)
Ambros Permits	3.14(b)
Ambros Privacy Policies	3.22(a)
Ambros Product Candidates	3.14(d)
Ambros Real Estate Leases	3.11
Ambros Regulatory Permits	3.14(d)
Ambros Stockholder Support Agreements	Recitals
Ambros Stockholder Written Consent	Recitals
Ambros Supporting Stockholders	Recitals
Ambros Termination Fee	8.3(b)
Capitalization Date	4.6(a)
Cash Determination Time	2.8(a)
Certificate of Merger	2.1
Closing	2.2
Closing Date	2.2
Code	Recitals
Costs	6.6(a)
Current Offering Period	5.6
CVR	2.5(a)
CVR Agreement	2.5(a)
CVR Fees	2.5(d)
Delivery Date	2.8(a)
Designated Parties	4.27(b)
Dispute Notice	2.8(b)
Disqualifying Event	4.23
Dissenting Shares	2.11
D&O Indemnified Parties	6.6(a)
D&O tail policy	6.6(d)
DPA	4.29
Drug Regulatory Agency	3.14(a)
Effective Time	2.1
Enforcement Action	4.28
Equity Plan Proposals	6.16
Exchange Agent	2.7(a)
Export Control Laws	4.26
FCPA	3.25
FDA	3.14(a)
FDCA	3.14(a)
Final Werewolf Net Cash	2.8(c)
Form S-4	6.1(a)
Government Official	4.28
Intended Tax Treatment	Recitals
Investors	4.25(a)
Legacy Asset Consultant	2.5(c)
Liability	3.9
Merger	Recitals
Merger Sub	Preamble
Merger Sub Board	Recitals
Nasdaq Listing Application	6.8(a)
Ordinary Course Agreement	3.16(f)

Term	Section
Outbound Investment Security Program	4.30(a)
Outside Date	8.1(b)
PCAOB	3.7(e)
PCAOB Auditor	3.7(e)
Permitted Alternative Agreement	8.1(k)
Permitted Encumbrances	3.16(d)
PHSA	3.14(a)
Pre-Closing Distribution	2.5(a)
Pre-Closing Period	5.1(a)
Registration Statement	6.1(a)
Required Ambros Stockholder Approval	3.4
Required Werewolf Stockholder Approval	4.4(a)
Response Date	2.8(b)
Restricted Countries	4.27(b)
Rights Agent	2.5(a)
Sanctioned Parties	4.27(b)
Sanctions	4.27(a)
Securities Purchase Agreement	Recitals
Surviving Corporation	2.1
Termination Fees	8.3(c)
Transaction Litigation	6.4(b)
Transaction Litigation Party	6.4(b)
Transfer Taxes	6.7(a)
Werewolf	Preamble
Werewolf Authorized Share Increase Proposal	6.3(a)(iii)
Werewolf Board	Recitals
Werewolf Board Adverse Recommendation Change	6.3(c)
Werewolf Board Recommendation	6.3(c)
Werewolf Certifications	4.7(a)
Werewolf Common Stock	4.6(a)
Werewolf Contingent Workers	4.17(b)
Werewolf Disclosure Schedule	Article IV
Werewolf Intervening Event	6.3(d)
Werewolf IT Systems	4.24(b)
Werewolf Material Contract	4.13(a)
Werewolf Material Contracts	4.13(a)
Werewolf Net Cash Calculation	2.8(a)
Werewolf Net Cash Schedule	2.8(a)
Werewolf Notice Period	6.3(d)
Werewolf Permits	4.14(b)
Werewolf Privacy Policies	4.24(a)
Werewolf Product Candidates	4.14(d)
Werewolf Proxy Statement	6.1(a)
Werewolf Real Estate Leases	4.11
Werewolf Regulatory Permits	4.14(d)
Werewolf SEC Documents	4.7(a)
Werewolf Stockholder Matters	6.3(a)(iii)
Werewolf Stockholder Meeting	6.3(a)
Werewolf Stockholder Support Agreements	Recitals
Werewolf Supporting Stockholders	Recitals
Werewolf Termination Fee	8.3(c)
Withholding Agent	2.10
1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Ambros Disclosure Schedule or the Werewolf Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article III or Article IV respectively. The disclosures in any section or subsection of the Ambros Disclosure Schedule or the Werewolf Disclosure Schedule shall qualify other sections and subsections in Article III or Article IV respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 11:59 p.m. (New York City time) on the date that is two (2) calendar days prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions. The inclusion of any information in the Ambros Disclosure Schedule or Werewolf Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in an Ambros Material Adverse Effect or Werewolf Material Adverse Effect, as the case may be, or is outside the Ordinary Course of Business.
ARTICLE II
THE MERGER
2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, at the Closing, Werewolf and Ambros shall cause Merger Sub to be merged with and into Ambros, whereupon the separate existence of Merger Sub shall cease and Ambros shall continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Werewolf (the “Surviving Corporation”). Werewolf and Ambros shall cause the Merger to be consummated and effective under Delaware Law by executing and filing with the Secretary of State of the State of Delaware a certificate of merger, satisfying the applicable requirements of Delaware Law in a form mutually agreed by Werewolf and Ambros (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger and the acceptance by the Secretary of State of the State of Delaware, or at such later time as may be specified in such Certificate of Merger with the consent of Werewolf and Ambros (the time as of which the Merger becomes effective being referred to as the “Effective Time”).
2.2 Closing. Subject to the satisfaction or waiver of the conditions set forth in this Agreement, the consummation of the Merger (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures, (a) no later than the second Business Day after all the conditions precedent set forth in Article VII shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be so satisfied)) or (b) at such other time, date and place as the Parties may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”
2.3 Organizational Documents; Directors and Officers. At the Effective Time:
(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at or immediately prior to the Effective Time, the Surviving Corporation shall file an amendment to its certificate of incorporation to change the name of the Surviving Corporation to “Ambros Merger Sub,” or such other name as shall be mutually agreed upon by Werewolf and Ambros prior to filing such amendment;
(b) the certificate of incorporation of Werewolf shall be identical to the certificate of incorporation of Werewolf immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at or immediately prior to the Effective Time, Werewolf shall file an amendment to its certificate of incorporation (the “Werewolf Charter Amendment”) to: (i) change the name of Werewolf to “Ambros Therapeutics, Inc.”; (ii) effect the Werewolf Reverse Stock Split; (iii) subject to the approval of the Werewolf Authorized Share Increase Proposal, effect the Werewolf Authorized Common Stock Increase; and (iv) make such other changes as shall be mutually agreed upon by Werewolf and Ambros prior to filing such amendment;
(c) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation in such bylaws shall reflect the name identified in Section 2.3(a)), until thereafter amended as provided by the DGCL and such bylaws;

(d) the Parties shall act in compliance with Section 6.10 (including, to the extent necessary, procuring the resignation or removal of any directors or officers of Werewolf immediately prior to the Effective Time) so that, as of the Effective Time, the directors and officers of Werewolf, each to hold office in accordance with the certificate of incorporation and bylaws of Werewolf, shall consist of the Persons set forth in Section 6.10(a)(i) of the Ambros Disclosure Schedule after giving effect to the provisions of Section 6.10, or such other Persons as shall be designated by Ambros in its sole discretion; and
(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Merger Sub.
2.4 Conversion of Shares of Ambros.
(a) Immediately prior to the Effective Time, all issued and outstanding Ambros Preferred Stock shall be converted into Ambros Common Stock in accordance with, and pursuant to the terms and conditions of, the Organizational Documents of Ambros (the “Ambros Preferred Stock Conversion”).
(b) At the Effective Time (after giving effect to the Ambros Preferred Stock Conversion), by virtue of the Merger and without any further action on the part of Ambros, Werewolf, Merger Sub, or any stockholder of Werewolf or Ambros, subject to Section 2.4(d), each share of Ambros Common Stock outstanding immediately prior to the Effective Time (excluding Dissenting Shares, as defined below) shall be automatically converted solely into the right to receive a number of shares of Werewolf Common Stock equal to the Ambros Exchange Ratio. Werewolf shall issue a number of shares of Werewolf Common Stock equal to the Ambros Exchange Ratio for each share of Ambros Common Stock outstanding immediately prior to the Effective Time (excluding Dissenting Shares, as defined below); provided, however, that if a holder of Ambros Capital Stock sends written notice to Werewolf and Ambros at least ten (10) Business Days prior to the Closing, (i) setting forth such holder’s holdings of Ambros Capital Stock in sufficient detail to evidence that the aggregate number of shares of Werewolf Common Stock to be issued to such holder at Closing (including Werewolf Common Stock to be issued in connection with the Concurrent PIPE Financing) would result in such holder and its affiliates beneficially owning, immediately after giving effect to the Merger and the Concurrent PIPE Financing, a number of shares of Werewolf Common Stock (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) in excess of 9.99% of the Werewolf Common Stock issued and outstanding immediately after giving effect to the Merger and the Concurrent PIPE Financing (the “Beneficial Ownership Limitation”) (if any), and (iii) electing to receive pre-funded warrants in lieu of any shares of Werewolf Common Stock in excess of the Beneficial Ownership Limitation (such excess shares, the “Remaining Entitlement”), then Werewolf shall issue to such holder in lieu of the issuance of shares of Werewolf Common Stock to which such holder would otherwise receive by virtue of the Merger (x) shares of Werewolf Common Stock up to the Beneficial Ownership Limitation and (y) pre-funded warrants, substantially in the form attached hereto as Exhibit G, to purchase a number of shares of Werewolf Common Stock (the “Merger Pre-Funded Warrants”) upon exercise of such Merger Pre-Funded Warrants equal to the Remaining Entitlement, in such manner to provide any such holder of Ambros Common Stock with the same economic effect as contemplated by this Agreement. If any stockholder shall fail to make any such election, such stockholder shall receive the Remaining Entitlement in the form of Werewolf Common Stock. For the avoidance of doubt, no holder of Ambros Common Stock whose ownership of Werewolf Common Stock upon Closing will be below the Beneficial Ownership Limitation shall have the right to elect to receive the Merger Pre-Funded Warrants. Other than as used in this Section 2.4(b), references to Werewolf Common Stock issued as consideration in the Merger in any other provision of this Agreement shall be deemed to also reference Merger Pre-Funded Warrants issued as consideration in the Merger unless inconsistent with such provision.
(c) If any Ambros Common Stock underlying any restricted stock award agreement or other similar agreement with Ambros outstanding immediately prior to the Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture, then the shares of Werewolf Common Stock issued in exchange for such Ambros Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions, and such shares of Werewolf Common Stock shall accordingly be marked with appropriate legends. From and after the Closing, Werewolf shall be entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement without any further action by Werewolf, Merger Sub or any holder of Ambros Capital Stock.
(d) No fractional shares of Werewolf Common Stock shall be issued in connection with the Merger, and no certificates, book-entry credits, scrip or warrants representing fractional shares of Werewolf Common Stock (or Merger Pre-Funded Warrants in lieu thereof) shall be issued. For purposes of determining the number of shares of Werewolf Common Stock (or Merger Pre-Funded Warrants in lieu thereof) issuable to any holder of Ambros Common Stock pursuant to this Agreement, all shares of Ambros Common Stock held by such holder immediately prior to the Effective Time shall be aggregated, and the aggregate number of shares of Werewolf Common Stock issuable to such holder shall be rounded up to the nearest whole share. No cash shall be paid in lieu of any fractional share of Werewolf Common Stock that is so rounded up.
(e) At the Effective Time, by virtue of the Merger and without any further action on the part of Ambros, Werewolf, Merger Sub, or any stockholder of Ambros, each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. If applicable, each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation until presented for transfer or exchange.
(f) If, between the date of this Agreement and the Effective Time, the outstanding Ambros Common Stock or Werewolf Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Werewolf Reverse Stock Split to the extent such split has not been previously taken into account in calculating the Ambros Exchange Ratio), combination or exchange of shares or other like change, the Ambros Merger Shares and the Concurrent PIPE Financing Merger Shares shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Ambros Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split (including the Werewolf Reverse Stock Split), combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit Ambros or Werewolf to take any action with respect to Ambros Common Stock or Werewolf Common Stock that is prohibited or not expressly permitted by the terms of this Agreement.
(g) At the Effective Time, each Ambros Option outstanding and unexercised immediately prior to the Effective Time shall automatically without any further action on the part of Ambros, Werewolf, Merger Sub, or any holder of an Ambros Option, be assumed and converted into an option (an “Assumed Ambros Option”) to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Ambros Equity Plan and option agreement applicable to such Ambros Option immediately prior to the Effective Time, the number of shares of Werewolf Common Stock determined by multiplying the number of shares of Ambros Common Stock subject to such Ambros Option immediately prior to the Effective Time by the Ambros Exchange Ratio, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Ambros Option immediately prior to the Effective Time by the Ambros Exchange Ratio, rounding up to the nearest whole cent; provided, that the conversion of the Ambros Options will be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion will not constitute a “modification” of such Ambros Options for purposes of Section 409A or Section 424 of the Code. As of the Effective Time, Werewolf will assume the Ambros Equity Plan; provided, further, that (i) the terms of the Assumed Ambros Options shall be further amended as may be necessary to reflect such assumption and conversion of the Ambros Options into Assumed Ambros Options (such as by making any change in control or similar definition relate to Werewolf instead of Ambros and having any provision that provides for the adjustment of Ambros Options upon the occurrence of certain corporate events of Ambros relate to similar corporate events of Werewolf instead); and (ii) the Werewolf Board or a committee thereof shall succeed to the authority and responsibility of the Ambros Board or any committee thereof with respect to each Assumed Ambros Option.
2.5 Contingent Value Right; Process for Pre-Closing Permitted Werewolf Asset Disposition Agreements.
(a) Immediately prior to the Effective Time, Werewolf shall declare a distribution (the “Pre-Closing Distribution”) to holders of Werewolf Common Stock of record the right to receive one non-transferable contingent value right (each, a “CVR”) for each outstanding share of Werewolf Common Stock held by such stockholder (less applicable withholding Taxes), each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit F, to be entered into between Werewolf and such nationally recognized rights agent agreed to between Werewolf and Ambros) (the “Rights Agent”), with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, materially detrimental to the holders of CVRs and reasonably acceptable to Werewolf and Ambros (the “CVR Agreement”). The record date for the Pre-Closing Distribution shall be the close of business on the last Business Day prior to the Effective Time (prior to giving effect to the Werewolf Reverse Stock Split) and the payment date for the Pre-Closing Distribution shall be three (3) Business Days after the Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Effective Time. For the avoidance of doubt, the number of CVRs issuable to each holder of Werewolf Common Stock shall be determined based on the number of shares of Werewolf Common Stock held by such holder as of the record date on a pre-Werewolf Reverse Stock Split basis. In connection with the Pre-Closing Distribution, Werewolf shall cause the CVR Agreement to be duly authorized, executed and delivered by Werewolf and the Rights Agent.
(b) The CVRs are solely contractual rights and shall not constitute equity or ownership interests in Werewolf, Ambros or any of their respective Affiliates, and Werewolf and Ambros shall cooperate, including by making changes to the CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or applicable state securities or “blue sky” Laws. Notwithstanding anything to the contrary herein or in the CVR Agreement, none of Werewolf, Ambros or any of their respective Affiliates shall owe any fiduciary or other duties to any holder of CVRs, except to the extent expressly set forth in the CVR Agreement.
(c) Prior to the Closing Date, Werewolf shall engage a consultant (the “Legacy Asset Consultant”) mutually agreed by, and pursuant to an agreement on terms and conditions acceptable to, each of the Parties to oversee, market and negotiate the Permitted Werewolf Asset Disposition as set forth in the CVR Agreement; provided that any definitive agreement for such Permitted Werewolf Asset Disposition shall remain subject to Ambros’ prior written approval (prior to the Closing) or Werewolf’s prior written approval (following the Closing) as provided in clause (d) below or the CVR Agreement, respectively. The Legacy Asset Consultant shall provide Werewolf with periodic reporting on the status of monetization efforts relating to the Legacy Assets and such other information as requested by Werewolf following the Effective Time as provided in the CVR Agreement.
(d) As of the date hereof, neither Werewolf nor any of its Subsidiaries is party to, or bound by, any Permitted Werewolf Asset Disposition Agreements. Notwithstanding anything to the contrary set forth in this Agreement (but subject to the provisions of this Section 2.5(d)), prior to the Effective Time, Werewolf shall not, nor shall it permit any of its Subsidiaries, to enter into, or become bound by, any Permitted Werewolf Asset Disposition Agreement without Ambros’ prior written consent. Prior to Werewolf or any of its Subsidiaries entering into or becoming bound by any Permitted Werewolf Asset Disposition Agreement, Werewolf shall seek consent thereto from Ambros and shall provide a summary of the material terms and conditions of the proposed Permitted Werewolf Asset Disposition thereunder and written copies of any proposed transaction agreements related thereto and all other information within the possession or control of Werewolf reasonably requested by Ambros with respect to such proposed Permitted Werewolf Asset Disposition.
(e) Werewolf agrees to pay all costs and fees of the Rights Agent, the Legacy Asset Consultant and any other relevant CVR relates costs and expenses contemplated by this Section 2.5, otherwise in this Agreement or in the CVR Agreement (the “CVR Fees”).
2.6 Closing of Transfer Books. At the Effective Time, (i) all Ambros Common Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.4, and all holders of certificates representing Ambros Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of Ambros (other than the right to receive Ambros Merger Shares or Merger Pre-Funded Warrants in lieu thereof) and (ii) the stock transfer books of Ambros shall be closed with respect to all Ambros Common Stock (including any Ambros Common Stock underlying Ambros Options) outstanding immediately prior to the Effective Time. No further transfer of any such Ambros Common Stock shall be made on such stock transfer books after the Effective Time.
2.7 Surrender of Ambros Common Stock.
(a) On or prior to the Closing Date, Werewolf and Ambros shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Werewolf shall deposit with the Exchange Agent, for the benefit of the holders of Ambros Common Stock evidence of book-entry shares representing the shares of Werewolf Common Stock issuable pursuant to Section 2.4 in exchange for Ambros Common Stock, together with one or more certificates representing shares of Werewolf Common Stock in an amount sufficient to satisfy any elections made by holders of certificated Ambros Common Stock to receive certificated shares of Werewolf Common Stock pursuant to Section 2.7(b).
(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Ambros Common Stock that were converted into the right to receive Ambros Merger Shares or Merger Pre-Funded Warrants in lieu thereof: (i) a letter of transmittal in customary form and containing such provisions as Werewolf may reasonably specify, including, in the case of any holder of a certificate that immediately prior to the Effective Time represented outstanding shares of Ambros Common Stock (an “Ambros Certificate”), an option for such holder to elect to receive its Ambros Merger Shares (or Merger Pre-Funded Warrants in lieu thereof) in certificated form in lieu of book-entry form and (ii) instructions for effecting the surrender of Ambros Common Stock (including, where applicable, any Ambros Certificates) in exchange for the Ambros Merger Shares or Merger Pre-Funded Warrants in lieu thereof (the “Letter of Transmittal”). Upon execution and delivery of a duly executed Letter of Transmittal and, in the case of a holder surrendering an Ambros Certificate, such Ambros Certificate (or an affidavit of loss in lieu thereof), together with such other documents as may be reasonably required by the Exchange Agent or Werewolf, the holder of such Ambros Common Stock shall be entitled to receive in exchange therefor (x) book-entry shares representing Ambros Merger Shares (in a number of whole shares of Werewolf Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.4, or Merger Pre-Funded Warrants in lieu thereof or (y) if such holder has validly elected to receive certificated shares in accordance with this Section 2.7(b), one or more certificates representing such number of whole shares of Werewolf Common Stock. Until so surrendered, each Ambros Certificate shall be deemed, for all purposes, to represent only the right to receive the Ambros Merger Shares (or Merger Pre-Funded Warrants in lieu thereof) issuable in respect thereof pursuant to this Agreement.
(c) No dividends or other distributions declared or made with respect to Werewolf Common Stock with a record date after the Effective Time shall be paid to the holder of any Ambros Common Stock with respect to the shares of Werewolf Common Stock or Merger Pre-Funded Warrants in lieu thereof that such holder has the right to receive in the Merger until such holder delivers a duly executed Letter of Transmittal (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).
(d) Any shares of Werewolf Common Stock deposited with the Exchange Agent that remain undistributed to holders of Ambros Common Stock as of the date that is 180 days after the Closing Date shall be delivered to Werewolf upon demand, and any holders of Ambros Common Stock who have not theretofore delivered a duly executed Letter of Transmittal in accordance with this Section 2.7 shall thereafter look only to Werewolf for satisfaction of their claims for Werewolf Common Stock and any dividends or distributions with respect to shares of Werewolf Common Stock.
(e) No Party shall be liable to any former holder of any Ambros Common Stock or to any other Person with respect to any shares of Werewolf Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.
2.8 Calculation of Net Cash.
(a) Not less than fifteen (15) Business Days prior to the anticipated date for Closing as mutually agreed in good faith by Werewolf and Ambros (the “Anticipated Closing Date”), Werewolf will deliver to Ambros a certificate that includes a (i) schedule (the “Werewolf Net Cash Schedule”, and the date of delivery of the Werewolf Net Cash Schedule, the “Delivery Date”) setting forth, in reasonable detail, Werewolf’s good faith, estimated calculation of Werewolf Net Cash (the “Werewolf Net Cash Calculation”), including a good faith estimate of the CVR Fees, at the close on business of the Anticipated Closing Date (the “Cash Determination Time”) prepared and signed by Werewolf’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Werewolf) and (ii) the Section 382 Study. Werewolf shall make available to Ambros (electronically to the greatest extent possible), as reasonably requested by Ambros, the work papers and back-up materials (including, without limitation, documentation supporting the calculation of any accrued and unpaid Taxes of Werewolf or its Affiliates for taxable periods (or portions thereof) ending on or before the Closing Date) used or useful in preparing the Werewolf Net Cash Schedule and, if reasonably requested by Ambros, Werewolf’s accountants and counsel at reasonable times and upon reasonable notice. Set forth on Section 2.8(a) of the Werewolf Disclosure Schedule is an illustrative example of Werewolf Net Cash calculation calculated on a hypothetical basis as of the date described therein.
(b) Within ten (10) Business Days after the Delivery Date (the last day of such period, the “Response Date”), Ambros shall have the right to dispute any part of the Werewolf Net Cash Calculation by delivering a written notice to that effect to Werewolf (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the Werewolf Net Cash Calculation.
(c) If, on or prior to the Response Date, (i) Ambros notifies Werewolf in writing that it has no objections to the Werewolf Net Cash Calculation or (ii) if prior to 5:00 p.m. (New York City time) on the Response Date, Ambros has failed to deliver a Dispute Notice as provided in Section 2.8(b), then the Werewolf Net Cash Calculation as set forth in the Werewolf Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Werewolf Net Cash at the Cash Determination Time (the “Final Werewolf Net Cash”) for purposes of this Agreement.
(d) If Ambros delivers a Dispute Notice on or prior to 5:00 p.m. (New York City time) on the Response Date, then Representatives of Werewolf and Ambros shall promptly, and in no event later than one calendar day after the delivery of the Dispute Notice, meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Werewolf Net Cash, which agreed upon Werewolf Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Werewolf Net Cash for purposes of this Agreement.
(e) If Representatives of Werewolf and Ambros are unable to negotiate an agreed-upon determination of Final Werewolf Net Cash pursuant to Section 2.8(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Werewolf and Ambros may mutually agree upon), then any remaining disagreements as to the calculation of Werewolf Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Werewolf and Ambros (the “Accounting Firm”). The Accounting Firm shall act as an expert and not as an arbitrator and shall resolve only those matters that remain in dispute and that have been submitted to the Accounting Firm in accordance with this Section 2.8(e). The Accounting Firm shall make its determination in accordance with the applicable definitions and provisions of this Agreement, including the definition of Werewolf Net Cash, and shall not make any determination on the basis of principles of equity, independent legal standards or any other basis inconsistent with this Agreement. Werewolf shall promptly deliver to the Accounting Firm all work papers and back-up materials used in preparing the Werewolf Net Cash Schedule, and Werewolf and Ambros shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. Werewolf and Ambros shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Werewolf and Ambros. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm, and the Accounting Firm shall not assign a value to any item greater than the highest value claimed by either party or lower than the lowest value claimed by either party with respect to such item. The determination of the amount of Werewolf Net Cash made by the Accounting Firm shall be made in writing delivered to each of Werewolf and Ambros, shall be final and binding on Werewolf and Ambros and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Werewolf Net Cash for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.8(e). The fees and expenses of the Accounting Firm shall be allocated between Werewolf and Ambros in the same proportion that the disputed amount of Werewolf Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Werewolf Net Cash. If this Section 2.8(e) applies as to the determination of the Final Werewolf Net Cash described in Section 2.8(a), upon resolution of the matter in accordance with this Section 2.8(e), the Parties shall not be required to determine Werewolf Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Werewolf or Ambros may require a redetermination of the Final Werewolf Net Cash if the Closing Date is more than five (5) calendar days after the Anticipated Closing Date or if there shall occurred any closing of any Permitted Werewolf Asset Disposition. Notwithstanding anything to the contrary in this Section 2.8, if the process for determining Final Werewolf Net Cash could reasonably be expected to extend past the Outside Date, then notwithstanding the time periods provided for in this Agreement, each of the Parties shall use commercially reasonable efforts to cooperate with the other to expedite the process for calculating Final Werewolf Net Cash in a manner reasonably acceptable to each of the Parties and designed to facilitate the occurrence of the Closing prior to the Outside Date.
2.9 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Ambros, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of Ambros, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.
2.10 Withholding. Each of the Exchange Agent, Werewolf and the Surviving Corporation (each, a “Withholding Agent”) shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law; provided, however, that if any Withholding Agent determines that any payment to any stockholder of Ambros hereunder is subject to deduction and/or withholding (other than with respect to compensatory payments, or as a result of a failure (i) by Ambros to deliver the certificate described in Section 6.7(b) or (ii) by any stockholder to deliver an IRS Form W-9 or applicable IRS Form W-8), then the applicable Withholding Agent shall (x) provide written notice to Ambros as soon as reasonably practicable after such determination (and in no event later than three (3) Business Days prior to undertaking such deduction and/or withholding), and (y) cooperate with Ambros in good faith prior to the Closing to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent such amounts are so deducted or withheld, and timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
2.11 Appraisal Rights.Notwithstanding any provision of this Agreement to the contrary, shares of Ambros Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Ambros Common Stock in accordance with Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the consideration described in Section 2.4 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Ambros Common Stock held by them in accordance with Delaware Law, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under Delaware Law. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Ambros Common Stock under Delaware Law (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Section 2.4. Ambros shall give Werewolf prompt written notice of any demands by dissenting stockholders received thereby, withdrawals of such demands and any other instruments served thereupon and any material correspondence received thereby in connection with such demands, and Werewolf shall have the right to direct all negotiations and proceedings with respect to such demands; provided that Ambros shall have the right to participate in such negotiations and proceedings. Neither Ambros nor Werewolf shall, except with the other party’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF AMBROS
Except as set forth in the written disclosure schedule delivered by Ambros to Werewolf (the “Ambros Disclosure Schedule”), Ambros represents and warrants to Werewolf as follows:
3.1 Due Organization; Subsidiaries.
(a) Each of Ambros and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. All of Ambros’ Subsidiaries are directly or indirectly wholly-owned by Ambros.
(b) Each of Ambros and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Ambros Material Adverse Effect.
(c) Except as set forth on Section 3.1(c) of the Ambros Disclosure Schedule, Ambros has no Subsidiaries and Ambros does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity. Ambros is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Ambros has not agreed and is not obligated to make, nor is Ambros bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Ambros has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2 Organizational Documents. Ambros has delivered to Werewolf accurate and complete copies of Ambros’ and its Subsidiaries’ Organizational Documents. Neither Ambros nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.
3.3 Authority; Binding Nature of Agreement.
(a) Each of Ambros and its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Ambros Board (at meetings duly called and held or by written consent in lieu thereof in accordance with the Organizational Documents of Ambros) has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Ambros and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Ambros vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Ambros and assuming the due authorization, execution and delivery by Werewolf, constitutes the legal, valid and binding obligation of Ambros, enforceable against Ambros in accordance with its terms, subject to the Enforceability Exceptions.
3.4 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of capital stock of Ambros, voting together as a single class on an as-converted to Common Stock basis (as required by Delaware Law), and (ii) the Requisite Holders (as defined in Ambros’

Amended and Restated Certificate of Incorporation) (the “Required Ambros Stockholder Approval”), is sufficient to adopt and approve this Agreement and approve the Contemplated Transactions, and no other vote of the holders of any class or series of Ambros Capital Stock is necessary to adopt and approve this Agreement and approve the Contemplated Transactions.
3.5 Non-Contravention; Consents.
(a) Subject to obtaining the Required Ambros Stockholder Approval and the filing of the Certificate of Merger required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Ambros, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Ambros or its Subsidiaries;
(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Ambros or its Subsidiaries, or any of the assets owned or used by Ambros or its Subsidiaries, is subject;
(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Ambros or its Subsidiaries or that otherwise relates to the business of Ambros, or any of the assets owned, leased or used by Ambros;
(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Ambros Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Ambros Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Ambros Material Contract, (C) accelerate the maturity or performance of any Ambros Material Contract or (D) cancel, terminate or modify any term of any Ambros Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or
(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Ambros or its Subsidiaries (except for Permitted Encumbrances).
(b) Except for (i) any Consent set forth on Section 3.5 of the Ambros Disclosure Schedule under any Ambros Contract, (ii) the Required Ambros Stockholder Approval, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law and (iv) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Ambros nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.
(c) The Ambros Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.
3.6 Capitalization.
(a) The authorized capital stock of Ambros consists of (i) 54,000,000 shares of Ambros Common Stock of which 11,608,333 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 34,476,913 shares of Ambros Preferred Stock of which 26,686,702 shares have been designated Ambros Series A-1 Preferred Stock of which 26,686,702 shares have been issued and are outstanding as of the date of this Agreement and of which 7,790,211 shares have been designated Ambros Series A-2 Preferred Stock of which 7,790,211 shares have been issued and are outstanding as of the date of this Agreement. Ambros does not hold any shares of its capital stock in its treasury.
(b) All of the outstanding shares of Ambros Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Ambros Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. All of the outstanding shares of Ambros Common Stock are subject to a right of first refusal in favor of Ambros. Except as contemplated herein, there is no Ambros Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Ambros Common Stock. Ambros is not under any obligation, nor is Ambros bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Ambros Common Stock or other securities.
(c) Except for the Ambros Equity Plan and the Ambros Options granted thereunder, Ambros does not have any stock incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person and there were no other equity or equity-based awards outstanding as of the date of this Agreement. As of the date of this Agreement, Ambros has reserved 7,660,768 shares of Ambros Common Stock for issuance under the Ambros Equity Plan, of which 43,333 shares have been issued and are outstanding pursuant to the exercise of Ambros Options, 5,997,167 shares are subject to outstanding Ambros Options, 1,565,000 shares have been issued and are outstanding in the form of restricted stock, and 55,268 shares remain available for future grant pursuant to the Ambros Equity

Plan. Section 3.6(c) of the Ambros Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each outstanding Ambros Option, including: (i) the name of the holder, (ii) the number of shares of Ambros Common Stock subject to such Ambros Option, (iii) the per share exercise price, (iv) the date of grant, (v) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested shares, (vi) the expiration date, and (vii) whether each Ambros Option is intended to be an “incentive stock option”; (as defined in the Code) or a non-qualified stock option. Ambros has made available to Werewolf accurate and complete copies of the following: (A) the standard form of agreement evidencing Ambros Options; and (B) each agreement evidencing an Ambros Option that does not conform in all material respects to the standard form agreement. All Ambros Options have been granted with an exercise price equal to the “fair market value” of the underlying share on the date of grant of such option, as determined in accordance with Section 409A of the Code, and no Ambros Option is subject to Section 409A of the Code. Each Ambros Option was duly authorized no later than the date on which such Ambros Option was to be effective by all necessary company action.
(d) Except as set forth on Section 3.6(c) of the Ambros Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Ambros, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Ambros, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Ambros is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Ambros.
(e) All outstanding shares of Ambros Common Stock, and other securities of Ambros have been issued and granted in compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.
3.7 Financial Statements.
(a) Section 3.7(a) of the Ambros Disclosure Schedule includes true, correct and complete copies of (i) the Ambros Balance Sheet, (ii) Ambros’ unaudited consolidated statements of income and cash flow for the three and six months ended June 30, 2026, and (iii) Ambros’ unaudited balance sheet and the related unaudited statements of income and cash flow for the years ended December 31, 2025 and December 31, 2024 (collectively, the “Ambros Financial Statements”).
(b) The Ambros Financial Statements (i) were prepared in accordance with GAAP applied on a consistent basis unless otherwise noted therein throughout the periods indicated, (ii) fairly present, in all material respects, the financial position of Ambros as of the respective dates thereof and the results of operations and cash flows of Ambros for the periods covered thereby and (iii) when delivered by Ambros for inclusion in the Registration Statement (as defined below) for filing with the SEC following the date of this Agreement in accordance with Section 6.1, shall comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof. Other than as expressly disclosed in the Ambros Financial Statements, there has been no material change in Ambros’ accounting methods or principles that would be required to be disclosed in Ambros’ financial statements in accordance with GAAP. The books of account and other financial records of Ambros and each of its Subsidiaries are true and complete in all material respects.
(c) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Ambros, the Ambros Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls.
(d) Ambros maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Ambros maintains records that in reasonable detail accurately and fairly reflect Ambros’ transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Ambros Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Ambros’ assets that could have a material effect on Ambros’ financial statements. Ambros has evaluated the effectiveness of Ambros’ internal control over financial reporting and, to the extent required by applicable Law, presented its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such financial reporting based on such evaluation. Ambros has disclosed to Ambros’ auditors and the Audit Committee of the Ambros Board (and made available to Werewolf a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Ambros’ ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Ambros or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Ambros Financial Statements filed prior to the date hereof, Ambros’ internal control over financial reporting is effective and Ambros has not identified any material weaknesses in the design or operation of Ambros’ internal control over financial reporting.

(e) Ambros’ auditor has at all times since the Lookback Date been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Ambros, “independent” with respect to Ambros within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Ambros, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board (“PCAOB”) thereunder (such firm, the “PCAOB Auditor”).
3.8 Absence of Changes. Except as set forth on Section 3.8 of the Ambros Disclosure Schedule, since January 1, 2026, Ambros and its Subsidiaries have conducted their business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Ambros Material Adverse Effect or (b) action, event or occurrence that would have required Consent of Werewolf pursuant to Section 5.1 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
3.9 Absence of Undisclosed Liabilities. Neither Ambros nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Ambros Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Ambros or its Subsidiaries since the date of the Ambros Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Ambros or any of its Subsidiaries under Ambros Contracts (excluding Liabilities from breach thereof), (d) Liabilities incurred in connection with the Contemplated Transactions and (e) Liabilities listed in Section 3.9 of the Ambros Disclosure Schedule.
3.10 Title to Assets. Each of Ambros and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Ambros Balance Sheet and (b) all other tangible assets reflected in the books and records of Ambros as being owned by Ambros. All of such assets are owned or, in the case of leased assets, leased by Ambros or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11 Real Property; Leasehold. Neither Ambros nor any of its Subsidiaries owns or has ever owned any real property. Ambros has made available to Werewolf (a) an accurate and complete list of all real properties with respect to which Ambros directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Ambros or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Ambros Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.
3.12 Intellectual Property.
(a) Section 3.12(a) of the Ambros Disclosure Schedule is an accurate, true and complete listing of all Ambros Registered IP, including for each item (i) the record owner(s) (and name of any other Person with an ownership interest in such item of Ambros Registered IP and the nature of such ownership interest, if any), jurisdiction, status, and registration or application number of each item, as applicable, (ii) all filing, registration, issuance and grant dates and (iii) any actions that are required to be taken within 180 days of the date hereof for any Ambros Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of or response to any documents, applications or certificates, for the purposes of prosecuting, obtaining, perfecting, maintaining or renewing any Ambros Registered IP. Section 3.12(a) of the Ambros Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which Ambros or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar. All Ambros Registered IP is subsisting and in full force and effect and, to Ambros’ Knowledge, all Ambros Registered IP (other than pending applications) is valid and enforceable. All fees due to, and all documents, powers and other filings required to be filed with, a Governmental Authority with respect to any such Ambros Registered IP have been fully and timely paid and filed as necessary for the filing, prosecuting, obtaining grant of and maintaining such item of Ambros Registered IP.
(b) Section 3.12(b) of the Ambros Disclosure Schedule is a true, correct and complete listing of all Ambros Contracts pursuant to which any Ambros IP Rights are licensed to Ambros (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Ambros’ or its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other applicable materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Ambros or its Subsidiaries and their respective employees in Ambros’ standard form thereof). To the Knowledge of Ambros, each Ambros Contract listed in Section 3.12(b) of the Ambros Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Ambros, its Subsidiaries and each other party thereto, and is enforceable against Ambros, its Subsidiaries and each other party thereto in accordance with its terms. To the Knowledge of Ambros, neither Ambros, its Subsidiaries, nor, to the Knowledge of Ambros, any other party to any Ambros Contract listed in Section 3.12(b) of the Ambros Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of breach under, or intention to terminate (including by non-renewal), any Ambros Contract listed in Section 3.12(b) of the Ambros Disclosure Schedule, except as would not reasonably be expected to have, individually or in the aggregate, an Ambros Material Adverse Effect.

(c) Section 3.12(c) of the Ambros Disclosure Schedule is a true, correct and complete listing of each Ambros Contract pursuant to which any Person has been granted any license, sublicense, option or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Ambros IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Ambros IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Ambros’ or its Subsidiaries’ benefit). To the Knowledge of Ambros, each Ambros Contract listed in Section 3.12(c) of the Ambros Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Ambros, its Subsidiaries and each other party thereto, and is enforceable against Ambros, its Subsidiaries and each other party thereto in accordance with its terms. Neither Ambros, its Subsidiaries nor, to the Knowledge of Ambros, any other party to any Ambros Contract listed in Section 3.12(c) of the Ambros Disclosure Schedule has provided or received any written notice of breach under, or intention to terminate (including by non-renewal), any Ambros Contract listed in Section 3.12(c) of the Ambros Disclosure Schedule.
(d) Except as identified on Section 3.12(d) of the Ambros Disclosure Schedule, neither Ambros nor any of its Subsidiaries is bound by, and no Ambros Owned IP Rights are subject to, and to the Knowledge of Ambros, no Ambros Licensed IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Ambros or any of its Subsidiaries to use, exploit, assert, or enforce any Ambros IP Rights anywhere in the world.
(e) (i) Ambros or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Ambros IP Rights (other than (A) Ambros Licensed IP Rights, or co-owned rights each as identified in Section 3.12(b) of the Ambros Disclosure Schedule, and (B) any non-customized software that (1) is licensed to Ambros or its Subsidiaries solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Ambros’ or its Subsidiaries’ products or services, (ii) all Ambros Owned IP Rights and, to the Knowledge of Ambros, other Ambros IP Rights that are exclusively licensed to Ambros are free and clear of any Encumbrances (other than Permitted Encumbrances) and (iii) Ambros owns, or has a valid and enforceable right pursuant to a binding written Contract to use, all material Ambros IP Rights currently used or practiced by Ambros. Without limiting the generality of the foregoing:
(i) To the Knowledge of Ambros, all documents and instruments necessary to register or apply for or renew registration of Ambros Registered IP owned by Ambros, and all documents and instruments necessary to register or apply for or renew registration of Ambros Registered IP exclusively licensed to Ambros, have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority. To the Knowledge of Ambros, Ambros has filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Ambros Registered IP owned by Ambros that are due or payable as of the date of this Agreement, and to the Knowledge of Ambros, all documents and instruments necessary to register or apply for or renew registration of Ambros Registered IP exclusively licensed to Ambros.
(ii) Except for instances that would not reasonably be expected to have, individually or in the aggregate, an Ambros Material Adverse Effect, to the Knowledge of Ambros each Person who is or was an employee, contractor or consultant of Ambros or any of its Subsidiaries and who is or was involved in the creation, discovery, reduction to practice or development of any Intellectual Property for Ambros or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all right, title and interest in and to such Intellectual Property to Ambros or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Ambros and its Subsidiaries.
(iii) To the Knowledge of Ambros, no current or former member, officer, director, or employee of Ambros or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Ambros IP Rights purported to be owned by Ambros. To the Knowledge of Ambros, no current employee of Ambros or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Ambros or such Subsidiary or (B) in material breach of any Contract with any former employer or other Person concerning Ambros IP Rights purported to be owned by Ambros or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Ambros IP Rights purported to be owned by Ambros or such Subsidiary.
(iv) Except as identified on Section 3.12(e)(iv) of the Ambros Disclosure Schedule, no funding, facilities, or personnel of any Governmental Authority or any educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Ambros Owned IP Rights, or, to the Knowledge of Ambros, any Ambros Licensed IP Rights. Except as identified on Section 3.12(e)(iv) of the Ambros Disclosure Schedule, to the Knowledge of Ambros, no Governmental Authority or any educational or research institution has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Ambros Owned IP Rights, or, to the Knowledge of Ambros, any Ambros Licensed IP Rights.
(v) Ambros and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Ambros or such Subsidiary holds, or purports to hold, as confidential or a trade secret.
(vi) Neither Ambros nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Ambros IP Rights to any other Person.
(vii) To the Knowledge of Ambros, each item of Ambros IP Right has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Ambros, each of the Patents included in the Ambros IP Rights identifies each and every inventor of the claims thereof as determined in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of Ambros, each of Ambros and its Subsidiaries and their respective patent counsel have complied with its duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Ambros IP Rights for which Ambros or any of its Subsidiaries is responsible for prosecuting.
(viii) To the Knowledge of Ambros, the Ambros IP Rights constitute all Intellectual Property material to or necessary for Ambros to conduct its business as currently conducted or currently proposed to be conducted as of the date hereof ; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.
(f) Ambros has delivered, or made available to Werewolf, a complete and accurate copy of all material Ambros IP Rights Agreements.
(g) To the Knowledge of Ambros, the conduct of the business of Ambros as has been conducted since the Lookback Date and as is currently being conducted, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Ambros (i) has not violated, and does not presently violate, any license or agreement between Ambros or its Subsidiaries and any Person in any material respect, and, (ii) to the Knowledge of Ambros, has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any valid and issued Patents or other Intellectual Property of any other Person, which infringement would reasonably be expected to have an Ambros Material Adverse Effect. To the Knowledge of Ambros, since the Lookback Date, no Person has engaged in the unauthorized use of, or has infringed, misappropriated or otherwise violated any Patents within the Ambros IP Rights, or otherwise violating any Ambros IP Rights Agreement.
(h) As of the date of this Agreement and since the Lookback Date, neither Ambros nor any of its Subsidiaries is or has been a party to any, or is the subject of any pending or, to the Knowledge of Ambros, threatened in writing, Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, offer for sale, license or dispose of any Ambros IP Rights. None of the Ambros Owned IP Rights, and to the Knowledge of Ambros, any Ambros Licensed IP Rights, have been adjudged invalid or unenforceable in whole or part, and all Ambros Owned IP Rights, and to the Knowledge of Ambros, all Ambros Licensed IP Rights, are in full force and effect. Neither Ambros nor any of its Subsidiaries have received any written notice asserting that any Ambros IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Ambros or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.
(i) To the Knowledge of Ambros, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Ambros conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have an Ambros Material Adverse Effect. To the Knowledge of Ambros, none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Ambros or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Ambros in accordance with GAAP. Section 3.12(i) of the Ambros Disclosure Schedule sets forth all material unregistered trademarks included in the Ambros IP Rights.
(j) Except (i) as would not reasonably be expected to have an Ambros Material Adverse Effect, (ii) as may be set forth in Section 3.12(j) of the Ambros Disclosure Schedule or (iii) as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Ambros, to the Knowledge of Ambros, (A) neither Ambros nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Ambros or any of its Subsidiaries, taken as a whole and (B) neither Ambros nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
(k) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance by Ambros of its obligations hereunder conflict or will conflict with, alter or impair any of Ambros’ rights in, to and under any material Ambros IP Rights or the validity, enforceability, priority, scope or duration of any material Ambros IP Rights. Without limiting the foregoing, to the Knowledge of Ambros, neither Ambros nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment, or transfer to any other Person of any license or other right to or in any Ambros IP Rights, (ii) result in breach of, default under or termination of such Contract with respect to any Ambros IP Rights, (iii) alter, encumber, impair or extinguish, or result in any Encumbrance with respect to the right of Ambros or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Ambros IP Rights or portion thereof, or (iv) result in Ambros or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Ambros IP Rights, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in an Ambros Material Adverse Effect.
3.13 Agreements, Contracts and Commitments.
(a) Section 3.13(a) of the Ambros Disclosure Schedule lists the following Ambros Contracts in effect as of the date of this Agreement (each, an “Ambros Material Contract” and collectively, the “Ambros Material Contracts”):
(i) each Ambros Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $500,000;

(ii) each Ambros Contract with any Ambros Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;
(iii) each Ambros Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(iv) each Ambros Contract containing (A) any covenant limiting the freedom of Ambros or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Ambros’ products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;
(v) each Ambros Contract (A) pursuant to which any Person granted Ambros an exclusive license under any Intellectual Property, or (B) pursuant to which Ambros granted any Person an exclusive license under any Ambros IP Rights;
(vi) each Ambros Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $500,000 pursuant to its express terms and not cancelable without penalty;
(vii) each Ambros Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $500,000 after the date of this Agreement;
(viii) each Ambros Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000 or creating any material Encumbrances with respect to any assets of Ambros or any loans or debt obligations with officers or directors of Ambros;
(ix) each Ambros Contract requiring payment by or to Ambros after the date of this Agreement in excess of $500,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Ambros, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Ambros or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Ambros or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Ambros or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Ambros or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Ambros or any of its Subsidiaries, in each case, except for Ambros Contracts entered into in the Ordinary Course of Business;
(x) each Ambros Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Ambros in connection with the Contemplated Transactions;
(xi) each Ambros Contract to which Ambros or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Ambros or such Subsidiary in excess of $500,000;
(xii) an Ambros Real Estate Lease;
(xiii) a Contract disclosed in or required to be disclosed in Section 3.12(a) or Section 3.12(b) of the Ambros Disclosure Schedule;
(xiv) each Ambros Contract requiring the payment of, or including obligations or interests involving (A) any research, regulatory or commercial milestones, or other milestone-based or periodic payments, (B) any royalty, earn-out, dividend or similar arrangement based on the revenues or profits of, or sales of products or services by, Ambros or its Subsidiaries;
(xv) each Ambros Contract with any sole-source supplier, single-source supplier or limited-source supplier with respect to any material raw material, active pharmaceutical ingredient, drug substance, drug product, component, product candidate, manufacturing, fill-finish, testing, clinical supply or other material goods or services used in the conduct of the business of Ambros or its Subsidiaries, in each case, where, to the Knowledge of Ambros, there are no reasonably available substitute sources on commercially reasonable terms; and
(xvi) any other Ambros Contract that is not terminable at will (with no penalty or payment) by Ambros or any of its Subsidiaries, and (A) which involves payment or receipt by Ambros or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate or (B) that is material to the business or operations of Ambros and its Subsidiaries taken as a whole.
(b) Ambros has delivered or made available to Werewolf accurate and complete copies of all Ambros Material Contracts, including all amendments thereto. There are no Ambros Material Contracts that are not in written form. Ambros has not, nor to the Knowledge of Ambros, as of the date of this Agreement, has any other party to an Ambros Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Ambros Material Contract in such manner as would permit any other party to cancel or terminate any such Ambros Material Contract, or would permit any other party to seek damages which would reasonably be expected to have an Ambros Material Adverse Effect. As to Ambros and its Subsidiaries, as of the date of this Agreement, each

Ambros Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Ambros Material Contract to change, any material amount paid or payable to Ambros under any Ambros Material Contract or any other material term or provision of any Ambros Material Contract.
3.14 Compliance; Permits; Restrictions.
(a) Ambros and each of its Subsidiaries is, and since the Lookback Date has been, in material compliance with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), Food and Drug Administration (“FDA”) regulations adopted thereunder or any other applicable Law promulgated by the FDA or other Governmental Authority responsible for regulation of the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or biologic products (“Drug Regulatory Agency”). No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Ambros, threatened against Ambros or any of its Subsidiaries. There is no agreement or Order binding upon Ambros or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Ambros or any of its Subsidiaries, any acquisition of material property by Ambros or any of its Subsidiaries or the conduct of business by Ambros or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Ambros’ ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) Each of Ambros and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Ambros as currently conducted (collectively, the “Ambros Permits”). Section 3.14(b) of the Ambros Disclosure Schedule identifies each Ambros Permit. Each of Ambros and its Subsidiaries is in material compliance with the terms of Ambros Permits. No Legal Proceeding is pending or, to the Knowledge of Ambros, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Ambros Permit.
(c) There are no Legal Proceedings pending or, to the Knowledge of Ambros, threatened in writing with respect to an alleged material violation by Ambros or any of its Subsidiaries of the FDCA, PHSA and FDA regulations adopted thereunder, the Controlled Substances Act or any other applicable Law promulgated by a Drug Regulatory Agency.
(d) Each of Ambros and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Ambros as currently conducted, and, as applicable, the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Ambros Product Candidates”) (collectively, the “Ambros Regulatory Permits”) and no such Ambros Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner, in each case (i) and (ii) by a Drug Regulatory Agency. Ambros has timely maintained and is in compliance in all material respects with the Ambros Regulatory Permits and neither Ambros nor any of its Subsidiaries has, since the Lookback Date, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Ambros Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Ambros Regulatory Permit.
(e) As of the date of this Agreement, all clinical, pre-clinical and other studies and tests conducted by or, to the Knowledge of Ambros, on behalf of, or sponsored by, Ambros or its Subsidiaries, in which Ambros or its Subsidiaries or their respective product candidates, including the Ambros Product Candidates, have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312, 45 C.F.R. Part 46, and all other applicable Laws governing informed consent, institutional review boards and the protection of human subjects. Neither Ambros nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring or, to the Knowledge of Ambros, threatening any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Ambros or any of its Subsidiaries or in which Ambros or any of its Subsidiaries or its current product candidates, including the Ambros Product Candidates, have participated.
(f) Neither Ambros nor any of its Subsidiaries, and, to the Knowledge of Ambros, any contract manufacturer in relation to its activities with respect to any Ambros Product Candidate, is the subject of any pending or, to the Knowledge of Ambros, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other applicable Law. To the Knowledge of Ambros, neither Ambros nor any of its Subsidiaries nor any contract manufacturer in relation to its activities with respect to any Ambros Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Ambros’ business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto, or any other applicable Law. Neither Ambros nor any of its Subsidiaries, nor their officers, directors, employees or to the Knowledge of Ambros, their agents, have been or currently is debarred or excluded under (i) 21 U.S.C. Section 335a, (ii) 42 U.S.C. § 1320a 7, or (iii) any other applicable Law. None of Ambros, any of its Subsidiaries, and to the Knowledge of Ambros, any contract manufacturer in relation to its activities with respect to any Ambros Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a, (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Ambros, no debarment or exclusionary claims, actions, proceedings or investigations in respect of Ambros’ and its Subsidiaries’ business or Ambros Product Candidates are pending or threatened against Ambros, any of its Subsidiaries, and to the Knowledge of Ambros, any contract manufacturer in relation to its activities with respect to any Ambros Product Candidate, or any of its respective officers, employees or agents. Neither Ambros nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar Orders with or imposed by any Governmental Authority.
(g) All manufacturing operations conducted by, or to the Knowledge of Ambros, for the benefit of, Ambros or its Subsidiaries in connection with any Ambros Product Candidate, since the Lookback Date, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680 and 1271 and the applicable respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.
(h) No manufacturing site owned by Ambros or its Subsidiaries, and to the Knowledge of Ambros, no manufacturing site of a contract manufacturer or laboratory, with respect to any Ambros Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has since the Lookback Date received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with the FDCA, PHSA or any applicable Law, and, to the Knowledge of Ambros, neither the FDA nor any other Governmental Authority is considering such action.
3.15 Legal Proceedings; Orders.
(a) There is no pending Legal Proceeding and, to the Knowledge of Ambros, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Ambros or any of its Subsidiaries or any Ambros Associate (in his or her capacity as such) or any of the material assets owned or used by Ambros or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) There is no Order to which Ambros or any of its Subsidiaries, or any of the material assets owned or used by Ambros or any of its Subsidiaries, is subject. To the Knowledge of Ambros, no officer or other Key Employee of Ambros or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Ambros or any of its Subsidiaries or to any material assets owned or used by Ambros or any of its Subsidiaries.
3.16 Tax Matters.
(a) Each of Ambros and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where Ambros or any of its Subsidiaries does not file a particular type of Tax Return that Ambros or any of its Subsidiaries is subject to taxation by that jurisdiction that would require the filing of such a Tax Return.
(b) All income and other material amounts of Taxes due and owed by Ambros and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Ambros and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Ambros Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Ambros Balance Sheet. Since the date of the Ambros Balance Sheet, neither Ambros nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.
(c) Each of Ambros and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(d) There are no Encumbrances for material Taxes (other than Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Ambros or any of its Subsidiaries.
(e) No deficiencies for a material amount of Taxes with respect to Ambros or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of Taxes of Ambros or any of its Subsidiaries. Neither Ambros nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.
(f) Neither Ambros nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial Contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords (an “Ordinary Course Agreement”).
(g) Neither Ambros nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Ambros). Neither Ambros nor any of its Subsidiaries has any Liability for the Taxes of any Person (other than Ambros) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h) Since the Lookback Date, neither Ambros nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.
(i) Neither Ambros nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).
(j) Neither Ambros nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:
(i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount, advance payments or deferred revenue received or accrued outside the Ordinary Course of Business on or prior to the Closing Date; or (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).
(k) Neither Ambros nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification.
(l) Neither Ambros nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Ambros, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.
3.17 Employee and Labor Matters; Benefit Plans.
(a) Neither Ambros nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Ambros Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Ambros, purporting to represent or seeking to represent any Ambros Associates, including through the filing of a petition for representation election.
(b) Section 3.17(b) of the Ambros Disclosure Schedule lists all material Ambros Employee Plans.
(c) As applicable with respect to each material Ambros Employee Plan, Ambros has made available to Werewolf, true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports required to be filed with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three most recent plan years, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Authority.
(d) Each Ambros Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code. To the Knowledge of Ambros, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Ambros Employee Plan or the Tax exempt status of any related trust.
(e) Each Ambros Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No material Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Ambros, threatened with respect to any Ambros Employee Plan. All material payments and/or contributions required to have been made with respect to all Ambros Employee Plans have been made or accrued on the financial statements of Ambros in accordance with the terms of the applicable Ambros Employee Plan and applicable Law and neither Ambros nor any Ambros ERISA Affiliate has any material Liability for any such unpaid contributions with respect to any Ambros Employee Plan.
(f) Neither Ambros, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has any Liability with respect to, or has in the past six (6) years, maintained, contributed to, has been required to contribute to, or has had any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.
(g) No Ambros Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state Law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.
(h) No Ambros Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(i) Each Ambros Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder, and no compensation has been or would reasonably be expected to be includable in the gross income of any Ambros Associate as a result of the operation of Section 409A of the Code.
(j) Ambros and its Subsidiaries are, and since the Lookback Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, unemployment compensation, workers’ compensation, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), pay equity, affirmative action, restrictive covenants, compensation, and hours of work. Except as would not reasonably be expected to have, individually or in the aggregate, an Ambros Material Adverse Effect, there are no, and since the Lookback Date there have been no, Legal Proceedings pending or, to the Knowledge of Ambros, threatened against Ambros or any of its Subsidiaries relating to any labor or employment matters or any Ambros Associate. Ambros is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.
(k) Since the Lookback Date, (i) Ambros has not taken any action which would constitute a “plant closing”, “collective dismissal”, “group dismissal”, “group termination”, “mass termination”, or “mass layoff” within the meaning of the WARN Act, (ii) issued any written notification of a plant closing or mass layoff required by the WARN Act (nor has Ambros or any of its Subsidiaries been under any requirement or obligation to issue any such notification), or (iii) incurred any Liability or obligation under the WARN Act that remains unsatisfied.
(l) Since the Lookback Date, there has not been, nor to the Knowledge of Ambros has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, or any similar activity or dispute, affecting Ambros or its Subsidiaries.
(m) There is no contract, agreement, plan or arrangement to which Ambros or any of its Subsidiaries is a party or by which it is bound to provide any Ambros Associate with the right to a gross up, indemnification, or reimbursement for any excise or additional Taxes incurred pursuant to Section 4999 or Section 409A of the Code.
(n) None of the execution and delivery of this Agreement, the stockholder approval of this Agreement, or the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) would result in any (i) payment or benefit (including severance, forgiveness of indebtedness or otherwise) becoming due to Ambros Associate, (ii) increase in any benefits or the compensation payable under any Ambros Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness under any Ambros Employee Plan, (iv) restriction on the right of Ambros or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any Ambros Employee Plan, or (v) “parachute payment” (within the meaning of Section 280G of the Code).
3.18 Environmental Matters. Since the Lookback Date, Ambros and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Ambros of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in an Ambros Material Adverse Effect. Neither Ambros nor any of its Subsidiaries has received since the Lookback Date, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Ambros or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Ambros, there are no circumstances that may prevent or interfere with Ambros’ or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have an Ambros Material Adverse Effect. To the Knowledge of Ambros: (a) no current or prior owner of any property leased or controlled by Ambros or any of its Subsidiaries has received since the Lookback Date, any written notice or other communication relating to property owned or leased at any time by Ambros or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Ambros or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Ambros nor any of its Subsidiaries has any material Liability under any Environmental Law.
3.19 Insurance. Ambros has made available to Werewolf accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Ambros and its Subsidiaries. Each of such insurance policies is in full force and effect and Ambros and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since the Lookback Date, neither Ambros nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Ambros and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Ambros or such Subsidiary for which Ambros or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Ambros of its intent to do so.
3.20 Transactions with Affiliates. Section 3.20 of the Ambros Disclosure Schedule describes any material transactions or relationships, since the Lookback Date, between, on one hand, Ambros and, on the other hand, any executive officer or director of Ambros or any of such executive officer’s or director’s immediate family members, owner of more than five percent of the voting power of the outstanding shares of Ambros Common Stock or to the Knowledge of Ambros, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Ambros) in the case of each of Item 404 of Regulation S-K under the Securities Act.

3.21 No Financial Advisors. Except as set forth on Section 3.21 of the Ambros Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Ambros.
3.22 Privacy and Data Security.
(a) Since the Lookback Date, Ambros and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Ambros Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Ambros or any of its Subsidiaries in connection with the operation of Ambros’ and its Subsidiaries’ business, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Ambros Material Adverse Effect. To the Knowledge of Ambros, except as would not reasonably be expected to have, individually or in the aggregate, an Ambros Material Adverse Effect, Ambros and its Subsidiaries have implemented, maintained and complied with commercially reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws and Ambros Contracts, concerning the privacy, security, collection and use of Personal Information (the “Ambros Privacy Policies”). To the Knowledge of Ambros, as of the date hereof, no claims have been, in writing, asserted or threatened against Ambros by any Person alleging a material violation of Privacy Laws, Ambros Privacy Policies and/or the applicable terms of any Ambros Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Ambros, there have been no data security incidents or personal data breaches related to Personal Information in the custody or control of Ambros or any service provider acting on behalf of Ambros, where such incident or breach would result in a notification obligation to any Person under applicable Law or pursuant to the terms of any applicable Ambros Contract.
(b) The information technology assets and equipment of Ambros and its Subsidiaries (collectively, “Ambros IT Systems”) are reasonably adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Ambros and its Subsidiaries as currently conducted, and to the Knowledge of Ambros, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Ambros and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards to protect Personal Information processed by or on behalf of Ambros and its Subsidiaries, any other material confidential information of Ambros or its Subsidiaries and the integrity and security of Ambros IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or Liability or the duty to notify any other Person under applicable Law or applicable Ambros Contract.
3.23 Export Control Laws. Ambros has conducted any export transactions in compliance in all material respects with applicable provisions of United States export control laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and the export control laws and regulations of any other applicable jurisdiction, including the United Kingdom and European Union (collectively, “Export Control Laws”). Without limiting the foregoing: (a) Ambros has obtained all required export licenses and other approvals and timely filed any other required filings to the extent required pursuant to Export Control Laws; (b) Ambros is in compliance in all material respects with the terms of all applicable export licenses, filing requirements or other approvals; (c) there are no pending or, to the Knowledge of Ambros, threatened claims or investigations against Ambros with respect to Export Control Laws; and (d) to the Knowledge of Ambros there are no actions, conditions, or circumstances pertaining to Ambros’s export transactions that would reasonably be expected to give rise to any material future claims.
3.24 Sanctions.
(a) Since the Lookback Date, Ambros and its Subsidiaries have complied with applicable laws and regulations pertaining to trade and economic sanctions administered by the United States, European Union, or United Kingdom (collectively, “Sanctions”).
(b) None of Ambros, its Subsidiaries, or their respective directors, officers, employees, or, to the Knowledge of Ambros, Ambros’s or its Subsidiaries’ agents are: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (“Restricted Countries”); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, European Union, or United Kingdom, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK’s Consolidated Sanctions List (collectively, “Designated Parties”); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such persons are prohibited pursuant to applicable Sanctions (collectively, “Sanctioned Parties”).
(c) Since April 24, 2019, none of Ambros, its Subsidiaries, or any of their respective officers, directors, or employees: (i) have been the subject or target of any investigation, prosecution, other enforcement action, or government inquiry related to Sanctions violations; or (ii) submitted a voluntary self-disclosure to any U.S. or other relevant government agency regarding actual or potential Sanctions violations.
(d) Ambros maintains policies and procedures reasonably designed to promote compliance with applicable Sanctions.
3.25 Foreign Corrupt Practices Act. To the Knowledge of Ambros, none of Ambros’s or its Subsidiaries, nor any of their directors, officers, employees or agents (in each case, while acting in such capacities), have directly or indirectly made, offered, promised, or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as defined in the U.S. Foreign Corrupt Practices Act (the

“FCPA”)), foreign political party or official thereof or candidate for foreign political office (each, a “Government Official”) for the purpose of (i) influencing any official act or decision of such Government Official, (ii) inducing such Government Official to do or omit to do any act in violation of their lawful duty, (iii) inducing such Government Official to use their influence to affect any act or decision of a governmental authority, or (iv) securing any improper advantage, in the case of (i)-(iv) above in order to assist Ambros or its Subsidiaries in obtaining or retaining business for or with, or directing business to, any person. Neither Ambros nor its Subsidiaries, nor any of their directors, officers, employees or, to the Knowledge of Ambros, agents (in each case, while acting in such capacities), have made or authorized any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment of funds or received or retained any funds in violation of any applicable Anti-Corruption Law (as defined below). Ambros represents that it has maintained, and has caused its subsidiaries to maintain, systems of internal controls (accounting systems, purchasing systems and billing systems) and written policies reasonably designed to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption law (collectively, “Anti-Corruption Laws”), and reasonably designed to ensure that all books and records of Ambros accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. Neither Ambros nor, to the Knowledge of Ambros, any of its officers, directors, or employees, are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to applicable Anti-Corruption Laws (“Enforcement Action”).
3.26 CFIUS. Ambros does not engage in (a) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA. Ambros has no current intention of engaging in such activities in the future.
3.27 Not a Covered Outbound Investment.
(a) Ambros either is (i) not a “person of a country of concern” or (ii) not engaged in any “covered activity,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time (the “Outbound Investment Security Program”).
(b) Ambros has no intention of becoming a “person of a country of concern” that engages in any “covered activity.”
(c) Ambros is not, and does not intend to become, a person that directly or indirectly holds a board seat or a voting or equity interest in, or any contractual power to direct or cause the direction of the management of policies of, any “covered foreign person” as defined in the Outbound Investment Security Program.
3.28 No Other Representations or Warranties. Ambros hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Werewolf nor any other person on behalf of Werewolf makes any express or implied representation or warranty with respect to Werewolf or with respect to any other information provided to Ambros, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Werewolf set forth in Article IV (in each case as qualified and limited by the Werewolf Disclosure Schedule)) none of Ambros, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF WEREWOLF
Except (i) as set forth in the written disclosure schedule delivered by Werewolf to Ambros (the “Werewolf Disclosure Schedule”) or (ii) as disclosed in the Werewolf SEC Documents filed with the SEC on or before the day that is one (1) Business Day prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Werewolf SEC Documents shall not be deemed disclosed for purposes of Sections 4.1(a), 4.1(b), 4.3, 4.4 or 4.6. Werewolf represents and warrants to Ambros as follows:
4.1 Due Organization; Subsidiaries.
(a) Each of Werewolf and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. All of Werewolf’s Subsidiaries are directly or indirectly wholly owned by Werewolf.
(b) Each of Werewolf and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Werewolf Material Adverse Effect.
(c) Except as set forth on Section 4.1(c) of the Werewolf Disclosure Schedule, Werewolf has no Subsidiaries and Werewolf does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity. Werewolf is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Werewolf has not agreed and is not obligated to make, nor is Werewolf bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Werewolf has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
4.2 Organizational Documents. Werewolf has delivered to Ambros accurate and complete copies of the Organizational Documents of Werewolf and its Subsidiaries. Neither Werewolf nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.
4.3 Authority; Binding Nature of Agreement.
(a) Each of Werewolf and its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Werewolf Board (at meetings duly called and held or by written consent in lieu thereof in accordance with the Organizational Documents of Werewolf) has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Werewolf and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Werewolf vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Werewolf, and assuming the due authorization, execution and delivery by Ambros, constitutes the legal, valid and binding obligation of Werewolf, enforceable against Werewolf, in accordance with its terms, subject to the Enforceability Exceptions.
(b) The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of its sole stockholder and Merger Sub, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Merger Sub, and assuming the due authorization, execution and delivery by Werewolf and Ambros, constitutes the legal, valid and binding obligation of Merger Sub, enforceable against Merger Sub, in accordance with its terms, subject to the Enforceability Exceptions.
4.4 Vote Required.
(a) The affirmative vote of the holders of a majority of the shares of Werewolf Common Stock outstanding on the record date for the Werewolf Stockholder Meeting and entitled to vote thereon, voting as a single class, is the only vote of the holders of any class or series of Werewolf capital stock necessary to approve the Contemplated Transactions (the “Required Werewolf Stockholder Approval”).
(b) The vote or Consent of Werewolf as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve the Merger and adopt this Agreement, which Consent shall be given immediately following the execution of this Agreement.
4.5 Non-Contravention; Consents.
(a) Subject to obtaining the Required Werewolf Stockholder Approval and the filing of the Certificate of Merger required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Werewolf, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Werewolf or its Subsidiaries;
(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Werewolf or its Subsidiaries, or any of the assets owned or used by Werewolf or its Subsidiaries, is subject;
(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Werewolf or its Subsidiaries or that otherwise relates to the business of Werewolf, or any of the assets owned, leased or used by Werewolf;
(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Werewolf Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Werewolf Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Werewolf Material Contract, (C) accelerate the maturity or performance of any Werewolf Material Contract or (D) cancel, terminate or modify any term of any Werewolf Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or
(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Werewolf or its Subsidiaries (except for Permitted Encumbrances).
(b) Except for (i) any Consent set forth on Section 4.5 of the Werewolf Disclosure Schedule under any Werewolf Contract, (ii) the Required Werewolf Stockholder Approval, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law and (iv) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Werewolf nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.
(c) The Werewolf Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.
4.6 Capitalization.
(a) As of the date of this Agreement, the authorized capital stock of Werewolf consists of (i) 200,000,000 shares of common stock, par value $0.0001 per share (“Werewolf Common Stock”), and (ii) 5,000,000 shares of Werewolf Preferred Stock, par value $0.0001 per share. As of August 17, 2026 (the “Capitalization Date”), 48,599,066 shares of Werewolf Common Stock were issued and are outstanding and no shares of Preferred Stock were issued and outstanding. Werewolf does not hold any shares of its capital stock in its treasury. Upon receipt of, and subject in all respects to, approval of the Werewolf stockholders and filing of the necessary amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, the authorized capital stock of Werewolf shall be increased to account for the Werewolf Authorized Common Stock Increase.
(b) All of the outstanding shares of Werewolf Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Werewolf Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Werewolf Common Stock is subject to any right of first refusal in favor of Werewolf. Except as contemplated herein, there is no Werewolf Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Werewolf Common Stock. Werewolf is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Werewolf Common Stock or other securities.
(c) Except for the Werewolf Equity Plans and the Werewolf Options granted thereunder and the Werewolf ESPP, Werewolf does not have any stock incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person and there were no other equity or equity-based awards outstanding as of the date of this Agreement. As of the Capitalization Date, Werewolf has reserved 15,321,133 shares of Werewolf Common Stock for issuance under the Werewolf Equity Plans, of which 8,105,975 shares are subject to outstanding Werewolf Options and 7,215,158 shares remain available for future grant pursuant to the Werewolf Equity Plans. Section 4.6(c) of the Werewolf Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, of each outstanding Werewolf Option, including: (i) the name of the holder, (ii) the number of shares of Werewolf Common Stock subject to such Werewolf Option, (iii) the exercise price per share, as applicable, (iv) the date of grant, (v) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares, (vi) the expiration date, as applicable, and (vii) whether such Werewolf Option is intended to be an “incentive stock option”; (as defined in the Code) or a non-qualified stock option. Werewolf has made available to Ambros accurate and complete copies of the following: (A) the standard form of agreement evidencing Werewolf Options; and (B) each agreement evidencing a Werewolf Option that does not conform in all material respects to the standard form agreement. All Werewolf Options have been granted with a per-share exercise price of not less than the “fair market value” of the underlying share on the date of grant of such option, as determined in accordance with Section 409A of the Code, and no Werewolf Option is subject to Section 409A of the Code. Each Werewolf Option was duly authorized no later than the date on which such Werewolf Option was to be effective by all necessary company action.
(d) Except as set forth on Section 4.6(c) of the Werewolf Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Werewolf, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Werewolf, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Werewolf is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Werewolf.
(e) All outstanding shares of Werewolf Common Stock and other securities of Werewolf have been issued and granted in compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.
(f) Neither Werewolf nor Merger Sub owns any shares of Ambros Capital Stock. Neither of Werewolf or Merger Sub nor any of their respective Affiliates is an “interested stockholder” of Ambros as defined in Section 203(c) of Delaware Law.
4.7 SEC Filings; Financial Statements.
(a) Werewolf has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act, or, in the case of any such filing not made on a timely basis, has otherwise complied with the applicable requirements of Rule 12b-25 under the Exchange Act and subsequently made such filing, since the Lookback Date (the “Werewolf SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Werewolf SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Werewolf SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Werewolf SEC Documents (collectively, the “Werewolf Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b) The financial statements (including any related notes) contained or incorporated by reference in the Werewolf SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Werewolf as of the respective dates thereof and the results of operations and cash flows of Werewolf for the periods covered thereby. Other than as expressly disclosed in the Werewolf SEC Documents filed prior to the date hereof, there has been no material change in Werewolf’s accounting methods or principles that would be required to be disclosed in Werewolf’s financial statements in accordance with GAAP. The books of account and other financial records of Werewolf and each of its Subsidiaries are true and complete in all material respects.
(c) Werewolf’s auditor has at all times during the past three (3) years been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Werewolf, “independent” with respect to Werewolf within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Werewolf, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the PCAOB thereunder.
(d) Except as set forth on Section 4.7(d) of the Werewolf Disclosure Schedule, Werewolf has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of Werewolf Common Stock on Nasdaq. Werewolf has not disclosed any unresolved comments in the Werewolf SEC Documents.
(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Werewolf, the Werewolf Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(f) Except as set forth on Section 4.7(f) of the Werewolf Disclosure Schedule, Werewolf is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.
(g) Werewolf maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-l5(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Werewolf maintains records that in reasonable detail accurately and fairly reflect Werewolf’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Werewolf Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Werewolf’s assets that could have a material effect on Werewolf’s financial statements. Werewolf has evaluated the effectiveness of Werewolf’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Werewolf SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Werewolf has disclosed to Werewolf’s auditors and the Audit Committee of the Werewolf Board (and made available to Ambros a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Werewolf’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Werewolf or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Werewolf SEC Documents filed prior to the date hereof, Werewolf’s internal control over financial reporting is effective and Werewolf has not identified any material weaknesses in the design or operation of Werewolf’s internal control over financial reporting.
(h) Werewolf’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Werewolf in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Werewolf’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Werewolf Certifications and such disclosure controls and procedures are effective. Werewolf has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-l5 of the Exchange Act.
(i) Werewolf has not been and is not currently a “shell company” as defined under Section 12b-2 of the Exchange Act.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Werewolf Disclosure Schedule, since January 1, 2026, Werewolf and its Subsidiaries have conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Werewolf Material Adverse Effect or (b) action, event or occurrence that would have required Consent of Ambros pursuant to Section 5.2 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
4.9 Absence of Undisclosed Liabilities. Neither Werewolf nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Werewolf Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Werewolf or its Subsidiaries since the date of the Werewolf Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Werewolf or any of its Subsidiaries under Werewolf Contracts (excluding Liabilities from breach thereof), (d) Liabilities incurred in connection with the Contemplated Transactions and the Securities Purchase Agreement and (e) Liabilities listed in Section 4.9 of the Werewolf Disclosure Schedule.
4.10 Title to Assets. Each of Werewolf and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Werewolf Balance Sheet and (b) all other tangible assets reflected in the books and records of Werewolf as being owned by Werewolf. All of such assets are owned or, in the case of leased assets, leased by Werewolf or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.
4.11 Real Property; Leasehold. Neither Werewolf nor any of its Subsidiaries owns or has ever owned any real property. Werewolf has made available to Ambros (a) an accurate and complete list of all real properties with respect to which Werewolf directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Werewolf or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Werewolf Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.
4.12 Intellectual Property.
(a) Section 4.12(a) of the Werewolf Disclosure Schedule is an accurate, true and complete listing of all Werewolf Registered IP, including for each item (i) the record owner(s) (and name of any other Person with an ownership interest in such item of Werewolf Registered IP and the nature of such ownership interest, if any), jurisdiction, status, and registration or application number of each item, as applicable, (ii) all filing, registration, issuance and grant dates and (iii) any actions that are required to be taken within 180 days of the date hereof for any Werewolf Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of or response to any documents, applications or certificates, for the purposes of prosecuting, obtaining, perfecting, maintaining or renewing any Werewolf Registered IP. Section 4.12(a) of the Werewolf Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which Werewolf or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar. All Werewolf Registered IP is subsisting and in full force and effect and, to the Knowledge of Werewolf, all Werewolf Registered IP (other than pending applications) is valid and enforceable. All fees due to, and all documents, powers and other filings required to be filed with, a Governmental Authority with respect to any such Werewolf Registered IP have been fully and timely paid and filed as necessary for the filing, prosecuting, obtaining grant of and maintaining such item of Werewolf Registered IP.
(b) Section 4.12(b) of the Werewolf Disclosure Schedule is a true, correct and complete listing of all Werewolf Contracts pursuant to which any Werewolf IP Rights are licensed to Werewolf (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Werewolf’s or its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other applicable materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Werewolf or its Subsidiaries and their respective employees in Werewolf’s standard form thereof). To the Knowledge of Werewolf, each Werewolf Contract listed in Section 4.12(b) of the Werewolf Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Werewolf, its Subsidiaries and each other party thereto, and is enforceable against Werewolf, its Subsidiaries and each other party thereto in accordance with its terms. To the Knowledge of Werewolf, neither Werewolf, its Subsidiaries, nor, to the Knowledge of Werewolf, any other party to any Werewolf Contract listed in Section 4.12(b) of the Werewolf Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of breach under, or intention to terminate (including by non-renewal), any Werewolf Contract listed in Section 4.12(b) of the Werewolf Disclosure Schedule, except as would not reasonably be expected to have, individually or in the aggregate, a Werewolf Material Adverse Effect.
(c) Section 4.12(c) of the Werewolf Disclosure Schedule is a true, correct and complete listing of each Werewolf Contract pursuant to which any Person has been granted any license, sublicense, option or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Werewolf IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Werewolf IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Werewolf’s or its Subsidiaries’ benefit). To the Knowledge of Werewolf, each Werewolf Contract listed in Section 4.12(c) of the Werewolf Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Werewolf, its Subsidiaries and each other party thereto, and is enforceable against Werewolf, its Subsidiaries and each other party thereto in accordance with its terms. Neither Werewolf, its Subsidiaries nor, to the Knowledge of Werewolf, any other party to any Werewolf Contract listed in Section 4.12(c) of the Werewolf Disclosure Schedule has provided or received any written notice of breach under, or intention to terminate (including by non-renewal), any Werewolf Contract listed in Section 4.12(c) of the Werewolf Disclosure Schedule.
(d) Except as identified on Section 4.12(d) of the Werewolf Disclosure Schedule, neither Werewolf nor any of its Subsidiaries is bound by, and no Werewolf Owned IP Rights are subject to, and to the Knowledge of Werewolf, no Werewolf Licensed IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Werewolf or any of its Subsidiaries to use, exploit, assert, or enforce any Werewolf IP Rights anywhere in the world.
(e) (i) Werewolf or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Werewolf IP Rights (other than (A) Werewolf Licensed IP Rights, or co-owned rights each as identified in Section 4.12(c) of the Werewolf Disclosure Schedule and (b) any non-customized software that (1) is licensed to Werewolf or its Subsidiaries solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Werewolf’s or its Subsidiaries’ products or services), (ii) all Werewolf Owned IP Rights and, to the Knowledge of Werewolf, other Werewolf IP Rights that are exclusively licensed to Werewolf are free and clear of any Encumbrances (other than Permitted Encumbrances) and (iii) Werewolf owns, or has a valid and enforceable right pursuant to a binding written Contract to use, all material Werewolf IP Rights currently used or practiced by Werewolf. Without limiting the generality of the foregoing:
(i) To the Knowledge of Werewolf, all documents and instruments necessary to register or apply for or renew registration of Werewolf Registered IP owned by Werewolf, and all documents and instruments necessary to register or apply for or renew registration of Werewolf Registered IP exclusively licensed to Werewolf, have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority. To the Knowledge of Werewolf, Werewolf has filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Werewolf Registered IP that are Werewolf owned Intellectual Property Rights that are due or payable as of the date of this Agreement, and to the Knowledge of Werewolf, all documents and instruments necessary to register or apply for or renew registration of Werewolf Registered IP exclusively licensed to Werewolf.
(ii) Except for instances that would not reasonably be expected to have, individually or in the aggregate, a Werewolf Material Adverse Effect, to the Knowledge of Werewolf each Person who is or was an employee, contractor or consultant of Werewolf or any of its Subsidiaries and who is or was involved in the creation, discovery, reduction to practice or development of any Intellectual Property for Werewolf or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all right, title and interest in and to such Intellectual Property to Werewolf or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Werewolf and its Subsidiaries.
(iii) To the Knowledge of Werewolf, no current or former member, officer, director, or employee of Werewolf or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Werewolf IP Rights purported to be owned by Werewolf. To the Knowledge of Werewolf, no current employee of Werewolf or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Werewolf or such Subsidiary or (B) in material breach of any Contract with any former employer or other Person concerning Werewolf IP Rights purported to be owned by Werewolf or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Werewolf IP Rights purported to be owned by Werewolf or such Subsidiary.
(iv) No funding, facilities, or personnel of any Governmental Authority or any educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Werewolf Owned IP Rights, or, to the Knowledge of Werewolf, any Werewolf Licensed IP Rights. To the Knowledge of Werewolf, no Governmental Authority or educational or research institution has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Werewolf Owned IP Rights, or, to the Knowledge of Werewolf, any Werewolf Licensed IP Rights.
(v) Werewolf and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Werewolf or such Subsidiary holds, or purports to hold, as confidential or a trade secret.
(vi) Neither Werewolf nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Werewolf IP Rights to any other Person.
(vii) To the Knowledge of Werewolf, each item of Werewolf IP Right has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Werewolf, each of the Patents included in the Werewolf IP Rights identifies each and every inventor of the claims thereof as determined in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of Werewolf, each of Werewolf and its Subsidiaries and their respective patent counsel have complied with its duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Werewolf IP Rights for which Werewolf or any of its Subsidiaries is responsible for prosecuting.
(viii) To the Knowledge of Werewolf, the Werewolf IP Rights constitute all Intellectual Property material to or necessary for Werewolf to conduct its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(f) Werewolf has delivered, or made available to Ambros, a complete and accurate copy of all material Werewolf IP Rights Agreements.
(g) To the Knowledge of Werewolf, the conduct of the business of Werewolf as has been conducted since the Lookback Date and as is currently being conducted, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Werewolf, (i) has not violated and does not presently violate, any license or agreement between Werewolf or its Subsidiaries and any Person in any material respect, and (ii) to the Knowledge of Werewolf, has not infringed, misappropriated, or otherwise violated, and does not infringe, misappropriate or otherwise violate any valid and issued Patents or other Intellectual Property of any other Person, which infringement would reasonably be expected to have a Werewolf Material Adverse Effect. To the Knowledge of Werewolf, since the Lookback Date, no Person has engaged in the unauthorized use of, or has infringed, misappropriated, or otherwise violated any Patents within the Werewolf IP Rights, or otherwise violating any Werewolf IP Rights Agreement.
(h) As of the date of this Agreement and since the Lookback Date, neither Werewolf nor any of its Subsidiaries is or has been a party to any, or is the subject of any pending or, to the Knowledge of Werewolf, threatened in writing, Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, offer for sale, license or dispose of any Werewolf IP Rights. None of the Werewolf Owned IP Rights, and to the Knowledge of Werewolf, any Werewolf Licensed IP Rights, have been adjudged invalid or unenforceable in whole or part, and all Werewolf Owned IP Rights, and to the Knowledge of Werewolf, all Werewolf Licensed IP Rights, are in full force and effect. Neither Werewolf nor any of its Subsidiaries have received any written notice asserting that any Werewolf IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Werewolf or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.
(i) To the Knowledge of Werewolf, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Werewolf conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Werewolf Material Adverse Effect. To the Knowledge of Werewolf, none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Werewolf or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Werewolf in accordance with GAAP. Section 4.12(i) of the Werewolf Disclosure Schedule sets forth all material unregistered trademarks included in the Werewolf IP Rights.
(j) Except (i) as would not reasonably be expected to have a Werewolf Material Adverse Effect, (ii) as may be set forth in Section 4.12(j) of the Werewolf Disclosure Schedule or (iii) as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Werewolf, to the Knowledge of Werewolf, (A) neither Werewolf nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Werewolf or any of its Subsidiaries, taken as a whole and (B) neither Werewolf nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
(k) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance by Werewolf of its obligations hereunder conflict or will conflict with, alter or impair any of Werewolf’s rights in, to and under any material Werewolf IP Rights or the validity, enforceability, priority, scope or duration of any material Werewolf IP Rights. Without limiting the foregoing, to the Knowledge of Werewolf, neither Werewolf nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment or transfer to any other Person of any license or other right to or in any Werewolf IP Rights, (ii) result in breach of, default under or termination of such Contract with respect to any Werewolf IP Rights, (iii) alter, encumber impair or extinguish, or result in any Encumbrance with respect to the right of Werewolf or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Werewolf IP Rights or portion thereof or (iv) result in Werewolf or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Werewolf IP Rights, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Werewolf Material Adverse Effect.
4.13 Agreements, Contracts and Commitments.
(a) Section 4.13 of the Werewolf Disclosure Schedule lists the following Werewolf Contracts in effect as of the date of this Agreement other than the Securities Purchase Agreement (each, a “Werewolf Material Contract” and collectively, the “Werewolf Material Contracts”):
(i) each Werewolf Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $250,000;
(ii) each Werewolf Contract with any Werewolf Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;
(iii) each Werewolf Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(iv) each Werewolf Contract containing (A) any covenant limiting the freedom of Werewolf or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Werewolf’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;
(v) each Werewolf Contract (A) pursuant to which any Person granted Werewolf an exclusive license under any Intellectual Property, or (B) pursuant to which Werewolf granted any Person an exclusive license under any Werewolf IP Rights;
(vi) each Werewolf Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;
(vii) each Werewolf Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $250,000 after the date of this Agreement;
(viii) each Werewolf Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of Werewolf or any loans or debt obligations with officers or directors of Werewolf;
(ix) each Werewolf Contract requiring payment by or to Werewolf after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Werewolf, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Werewolf or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Werewolf or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Werewolf or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Werewolf or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Werewolf or any of its Subsidiaries, in each case, except for Werewolf Contracts entered into in the Ordinary Course of Business;
(x) each Werewolf Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Werewolf in connection with the Contemplated Transactions;
(xi) each Werewolf Contract to which Werewolf or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Werewolf or such Subsidiary in excess of $250,000;
(xii) a Werewolf Real Estate Lease;
(xiii) a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Werewolf Disclosure Schedule;
(xiv) each Werewolf Contract requiring the payment of, or including obligations or interests involving (A) any research, regulatory or commercial milestones, or other milestone-based or periodic payments, (B) any royalty, earn-out, dividend or similar arrangement based on the revenues or profits of, or sales of products or services by, Werewolf or its Subsidiaries;
(xv) each Werewolf Contract with any sole-source supplier, single-source supplier or limited-source supplier with respect to any material raw material, active pharmaceutical ingredient, drug substance, drug product, component, product candidate, manufacturing, fill-finish, testing, clinical supply or other material goods or services used in the conduct of the business of Werewolf or its Subsidiaries, in each case, where, to the Knowledge of Werewolf, there are no reasonably available substitute sources on commercially reasonable terms; or
(xvi) any other Werewolf Contract that is not terminable at will (with no penalty or payment) by Werewolf or any of its Subsidiaries, and (A) which involves payment or receipt by Werewolf or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate or (B) that is material to the business or operations of Werewolf and its Subsidiaries taken as a whole.
(b) Werewolf has delivered or made available to Ambros accurate and complete copies of all Werewolf Material Contracts, including all amendments thereto. There are no Werewolf Material Contracts that are not in written form. Werewolf has not, nor, to Werewolf’s Knowledge as of the date of this Agreement, has any other party to a Werewolf Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Werewolf Material Contract in such manner as would permit any other party to cancel or terminate any such Werewolf Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Werewolf Material Adverse Effect. As to Werewolf and its Subsidiaries, as of the date of this Agreement, each Werewolf Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Werewolf Material Contract to change, any material amount paid or payable to Werewolf under any Werewolf Material Contract or any other material term or provision of any Werewolf Material Contract.

4.14 Compliance; Permits; Restrictions.
(a) Werewolf and each of its Subsidiaries is, and since the Lookback Date, has been in material compliance with all applicable Laws, including the FDCA, the PHSA, FDA regulations adopted thereunder or any other applicable Law promulgated by the FDA or other Drug Regulatory Agency. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Werewolf, threatened against Werewolf or any of its Subsidiaries. There is no agreement or Order binding upon Werewolf or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Werewolf or any of its Subsidiaries, any acquisition of material property by Werewolf or any of its Subsidiaries or the conduct of business by Werewolf or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Werewolf’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) Each of Werewolf and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Werewolf as currently conducted (collectively, the “Werewolf Permits”). Section 4.14(b) of the Werewolf Disclosure Schedule identifies each Werewolf Permit. Each of Werewolf and its Subsidiaries is in material compliance with the terms of the Werewolf Permits. No Legal Proceeding is pending or, to the Knowledge of Werewolf, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Werewolf Permit.
(c) There are no Legal Proceedings pending or, to the Knowledge of Werewolf, threatened in writing with respect to an alleged material violation by Werewolf or any of its Subsidiaries of the FDCA, PHSA, FDA regulations adopted thereunder, the Controlled Substances Act or any other applicable Law promulgated by a Drug Regulatory Agency.
(d) Each of Werewolf and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Werewolf as currently conducted, and, as applicable, the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Werewolf Product Candidates”) (collectively, the “Werewolf Regulatory Permits”) and no such Werewolf Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner, in the case of each of (i) and (ii) by a Drug Regulatory Agency. Werewolf has timely maintained and is in compliance in all material respects with the Werewolf Regulatory Permits and neither Werewolf nor any of its Subsidiaries has, since the Lookback Date, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Werewolf Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Werewolf Regulatory Permit.
(e) As of the date of this Agreement, all clinical, pre-clinical and other studies and tests conducted by or, to the Knowledge of Werewolf, on behalf of, or sponsored by, Werewolf or its Subsidiaries, in which Werewolf or its Subsidiaries or their respective product candidates, including the Werewolf Product Candidates, have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312, 45 C.F.R. Part 46, and all other applicable Laws governing informed consent, institutional review boards, and the protection of human subjects. Other than as set forth on Section 4.14(e) of the Werewolf Disclosure Schedule, neither Werewolf nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to the Knowledge of Werewolf, threatening any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Werewolf or any of its Subsidiaries or in which Werewolf or any of its Subsidiaries or its current product candidates, including the Werewolf Product Candidates, have participated.
(f) Neither Werewolf nor any of its Subsidiaries, and, to the Knowledge of Werewolf, any contract manufacturer in relation to its activities with respect to any Werewolf Product Candidate, is the subject of any pending or, to the Knowledge of Werewolf, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other applicable Law. To the Knowledge of Werewolf, neither Werewolf nor any of its Subsidiaries nor any contract manufacturer in relation to its activities with respect to any Werewolf Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Werewolf’s business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto, or any other applicable Law. Neither Werewolf nor any of its Subsidiaries, nor their officers, directors, employees or to the Knowledge of Werewolf, their agents, have been or currently is debarred or excluded under (i) 21 U.S.C. Section 335a, (ii) 42 U.S.C. § 1320a 7, or (iii) any other applicable Law. None of Werewolf, any of its Subsidiaries, and to the Knowledge of Werewolf, any contract manufacturer in relation to its activities with respect to any Werewolf Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Werewolf, no debarment or exclusionary claims, actions, proceedings or investigations in respect of Werewolf’s or its Subsidiaries’ business or Werewolf Product Candidates are pending or threatened against Werewolf, any of its Subsidiaries, and to the Knowledge of Werewolf, any contract manufacturer in relation to its activities with respect to any Werewolf Product Candidate, or any of its respective officers, employees or agents. Neither Werewolf nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar Orders with or imposed by any Governmental Authority.

(g) All manufacturing operations conducted by, or to the Knowledge of Werewolf, for the benefit of, Werewolf or its Subsidiaries in connection with any Werewolf Product Candidate, since the Lookback Date, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680 and 1271, and the applicable respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.
(h) No manufacturing site owned by Werewolf or its Subsidiaries, and to the Knowledge of Werewolf, no manufacturing site of a contract manufacturer or laboratory, with respect to any Werewolf Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has since the Lookback Date, received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with the FDCA, PHSA or any applicable Law, and, to the Knowledge of Werewolf, neither the FDA nor any other Governmental Authority is considering such action.
4.15 Legal Proceedings; Orders.
(a) Except as set forth in Section 4.15 of the Werewolf Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Werewolf, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Werewolf or any of its Subsidiaries or any Werewolf Associate (in his or her capacity as such) or any of the material assets owned or used by Werewolf or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) There is no Order to which Werewolf or any of its Subsidiaries, or any of the material assets owned or used by Werewolf or any of its Subsidiaries is subject. To the Knowledge of Werewolf, no officer or other Key Employee of Werewolf or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Werewolf or any of its Subsidiaries or to any material assets owned or used by Werewolf or any of its Subsidiaries.
4.16 Tax Matters.
(a) Each of Werewolf and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where Werewolf or any of its Subsidiaries does not file a particular type of Tax Return that Werewolf or any of its Subsidiaries is subject to taxation by that jurisdiction that would require the filing of such a Tax Return.
(b) All income and other material amounts of Taxes due and owing by Werewolf and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Werewolf and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Werewolf Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Werewolf Balance Sheet. Since the date of the Werewolf Balance Sheet, neither Werewolf nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.
(c) Each of Werewolf and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(d) There are no Encumbrances for material Taxes (other than Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Werewolf or any of its Subsidiaries.
(e) No deficiencies for a material amount of Taxes with respect to Werewolf or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of Taxes of Werewolf or any of its Subsidiaries. Neither Werewolf nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.
(f) Neither Werewolf nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.
(g) Neither Werewolf nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Werewolf). Neither Werewolf nor any of its Subsidiaries has any Liability for the Taxes of any Person (other than Werewolf) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).
(h) Since the Lookback Date, neither Werewolf nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.
(i) Neither Werewolf nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Werewolf nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount, advance payments or deferred revenue received or accrued outside the Ordinary Course of Business on or prior to the Closing Date; or (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).
(k) Neither Werewolf nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification.
(l) Neither Werewolf nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Werewolf, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.
4.17 Employee and Labor Matters; Benefit Plans.
(a) Section 4.17(a) of the Werewolf Disclosure Schedule contains a complete and accurate list of all Werewolf employees as of the date of this Agreement, setting forth for each employee: job title; classification as exempt or non-exempt for wage and hour purposes; annual base salary, hourly rate or other rates of compensation; target bonus opportunity; full-time or part-time status; date of hire; business location; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and any visa or work permit status and the date of expiration, if applicable.
(b) Section 4.17(b) of the Werewolf Disclosure Schedule contains a complete and accurate list of all of the individual independent contractors, consultants, temporary employees, leased employees or other agents employed or used by Werewolf and classified by Werewolf as other than employees, or compensated other than through wages paid by Werewolf through Werewolf’s payroll department (“Werewolf Contingent Workers”), showing for each Werewolf Contingent Worker such individual’s engagement date, role in the business, work location, and fee or compensation arrangements.
(c) Neither Werewolf nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Werewolf Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Werewolf, purporting to represent or seeking to represent any Werewolf Associates, including through the filing of a petition for representation election.
(d) Section 4.17(d) of the Werewolf Disclosure Schedule lists all material Werewolf Employee Plans.
(e) As applicable with respect to each material Werewolf Employee Plan, Werewolf has made available to Ambros, true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports required to be filed with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three most recent plan years, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Authority.
(f) Each Werewolf Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code. To the Knowledge of Werewolf, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Werewolf Employee Plan or the Tax exempt status of any related trust.
(g) Each Werewolf Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No material Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Werewolf, threatened with respect to any Werewolf Employee Plan. All material payments and/or contributions required to have been made with respect to all Werewolf Employee Plans have been made or accrued on the financial statements of Werewolf in accordance with the terms of the applicable Werewolf Employee Plan and applicable Law and neither Werewolf nor any Werewolf ERISA Affiliate has any material Liability for any such unpaid contributions with respect to any Werewolf Employee Plan.
(h) Neither Werewolf, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has any Liability with respect to, or has in the past six (6) years, maintained, contributed to, has been required to contribute to, or has had any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(i) No Werewolf Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state Law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.
(j) No Werewolf Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.
(k) Each Werewolf Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code, and applicable guidance thereunder, and no compensation has been or would reasonably be expected to be includable in the gross income of any Werewolf Associate as a result of the operation of Section 409A of the Code.
(l) Werewolf and its Subsidiaries are, and since the Lookback Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, unemployment compensation, workers’ compensation, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), pay equity, affirmative action, restrictive covenants, compensation, and hours of work. Except as would not reasonably be expected to have, individually or in the aggregate, a Werewolf Material Adverse Effect, there are no, and since the Lookback Date there have been no, Legal Proceedings pending or, to the Knowledge of Werewolf, threatened against Werewolf or any of its Subsidiaries relating to any labor or employment matters or any Werewolf Associate. Werewolf is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.
(m) Since the Lookback Date, (i) Werewolf has not taken any action which would constitute a “plant closing”, “collective dismissal”, “group dismissal”, “group termination”, “mass termination”, or “mass layoff” within the meaning of the WARN Act, (ii) issued any written notification of a plant closing or mass layoff required by the WARN Act (nor has Werewolf or any of its Subsidiaries been under any requirement or obligation to issue any such notification), or (iii) incurred any Liability or obligation under the WARN Act that remains unsatisfied.
(n) Since the Lookback Date, there has not been, nor to the Knowledge of Werewolf has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Werewolf or its Subsidiaries.
(o) There is no contract, agreement, plan or arrangement to which Werewolf or any of its Subsidiaries is a party or by which it is bound to provide any Werewolf Associate with the right to a gross up, indemnification, or reimbursement for any excise or additional Taxes incurred pursuant to Section 4999 or Section 409A of the Code.
(p) None of the execution and delivery of this Agreement, the stockholder approval of this Agreement, or the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) would result in any (i) payment or benefit (including severance, forgiveness of indebtedness or otherwise) becoming due to Werewolf Associate, (ii) increase in any benefits or the compensation payable under any Werewolf Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness under any Werewolf Employee Plan, (iv) restriction on the right of Werewolf or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any Werewolf Employee Plan, or (v) “parachute payment” (within the meaning of Section 280G of the Code).
(q) To the Knowledge of Werewolf, all individuals who provide or have provided services to Werewolf or any of its Subsidiaries since the Lookback Date have been properly classified for all purposes (including for purposes of Tax withholding, employee benefits and applicable Law) as employees or independent contractors, as the case may be, and no Werewolf Associate who has been classified as an independent contractor or non-employee would reasonably be expected to be reclassified as an employee. Except as would not reasonably be expected to have, individually or in the aggregate, a Werewolf Material Adverse Effect, neither Werewolf nor any of its Subsidiaries has any material Liability arising from or relating to the misclassification of any individual as an independent contractor or as exempt from overtime pay requirements.
(r) Since the Lookback Date, (i) there have been no written, and to the Knowledge of Werewolf, no oral, claims, complaints, charges, investigations, inquiries, audits, or Legal Proceedings pending or, to the Knowledge of Werewolf, threatened against Werewolf or any of its Subsidiaries before any Governmental Authority, or internal formal complaint proceedings, alleging unlawful discrimination, harassment (including sexual harassment), hostile work environment, retaliation, or other unlawful employment practices with respect to any current or former Werewolf Associate or applicant for employment, and (ii) neither Werewolf nor any of its Subsidiaries has entered into any settlement agreement relating to any such allegation. To the Knowledge of Werewolf, no current officer or Key Employee of Werewolf or any of its Subsidiaries has been found to have engaged in sexual harassment or other unlawful discriminatory conduct.
4.18 Environmental Matters. Since the Lookback Date, Werewolf and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Werewolf of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Werewolf Material Adverse Effect. Neither Werewolf nor any of its Subsidiaries has received since the Lookback Date, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Werewolf or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Werewolf, there are no circumstances that may prevent or interfere with Werewolf’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Werewolf Material Adverse Effect. To the Knowledge of Werewolf: (a) no current or prior owner of any property leased or controlled by Werewolf or any of its Subsidiaries has received since the Lookback Date, any written notice or other communication relating to property owned or leased at any time by Werewolf or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Werewolf or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Werewolf nor any of its Subsidiaries has any material Liability under any Environmental Law.
4.19 Insurance. Werewolf has made available to Ambros accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Werewolf and its Subsidiaries. Each of such insurance policies is in full force and effect and Werewolf and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since the Lookback Date, neither Werewolf nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Werewolf and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Werewolf or such Subsidiary for which Werewolf or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Werewolf or any of its Subsidiaries of its intent to do so.
4.20 Transactions with Affiliates. Except as set forth in the Werewolf SEC Documents filed prior to the date of this Agreement, since the date of Werewolf’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Werewolf pursuant to Item 404 of Regulation S-K promulgated by the SEC that has not otherwise been reported.
4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Werewolf Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Werewolf.
4.22 Opinion of Financial Advisor. Piper Sandler & Co. has delivered to the Werewolf Board its opinion, to the effect that, as of the date of such opinion and based on and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Ambros Exchange Ratio in the Merger (without giving effect to the Werewolf Reverse Stock Split) is fair, from a financial point of view, to Werewolf. A written copy of such opinion shall be delivered within two (2) Business Days to Ambros after the date of this Agreement for informational purposes only.
4.23 Valid Issuance; No Bad Actor. The Werewolf Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. To the Knowledge of Werewolf, as of the date of this Agreement and as of the Closing, no “bad actor”; disqualifying event described in Rule 506(d)(l)(i)-(viii) of the Securities Act (a “Disqualifying Event”) is applicable to Werewolf or, to Werewolf’s Knowledge, any Werewolf Covered Person, except for a Disqualifying Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable.
4.24 Privacy and Data Security.
(a) Werewolf and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Werewolf Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Werewolf or any of its Subsidiaries in connection with the operation of Werewolf’s and its Subsidiaries’ business, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Werewolf Material Adverse Effect. To the Knowledge of Werewolf, except as would not reasonably be expected to have, individually or in the aggregate, a Werewolf Material Adverse Effect, Werewolf and its Subsidiaries have implemented, and maintained and complied with commercially reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws and Werewolf Contracts, concerning the privacy, security, collection and use of Personal Information (the “Werewolf Privacy Policies”). To the Knowledge of Werewolf, as of the date hereof, no claims have been, in writing, asserted or threatened against Werewolf by any Person alleging a material violation of Privacy Laws, Werewolf Privacy Policies and/or the applicable terms of any Werewolf Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Werewolf, there have been no data security incidents or personal data breaches related to Personal Information in the custody or control of Werewolf or any service provider acting on behalf of Werewolf, where such incident or breach would result in a notification obligation to any Person under applicable Law or pursuant to the terms of any applicable Werewolf Contract.
(b) The information technology assets and equipment of Werewolf and its Subsidiaries (collectively, “Werewolf IT Systems”) are reasonably adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Werewolf and its Subsidiaries as currently conducted, and to the Knowledge of Werewolf, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Werewolf and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards designed to protect Personal Information processed by or on behalf of Werewolf and its Subsidiaries, any other material confidential information of Werewolf or its Subsidiaries, and the integrity and security of Werewolf IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other Person under applicable Law or applicable Werewolf Contract.

4.25 Concurrent PIPE Financing.
(a) Werewolf has delivered to Ambros true, correct and complete copies of all definitive agreements related to the Concurrent PIPE Financing, including the Securities Purchase Agreement, pursuant to which the Investors (as defined in the Securities Purchase Agreement) party thereto (collectively, the “Investors”) have agreed, subject to the terms and conditions set forth therein, to purchase the number of shares of Werewolf Common Stock or PIPE Pre-Funded Warrants set forth therein in connection with the transactions contemplated by this Agreement. The Securities Purchase Agreement has not been amended or modified prior to the date of this Agreement and as of the date hereof, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 8.15 of the Securities Purchase Agreement), and as of the date hereof, the respective obligations and commitments contained in the Securities Purchase Agreement have not been withdrawn or rescinded in any respect.
(b) As of the date hereof, the Securities Purchase Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of Werewolf, and, to the Knowledge of Werewolf, each of the Investors. There are no conditions precedent or other contingencies related to the funding of the full amount of the Concurrent PIPE Financing, other than as expressly set forth in the Securities Purchase Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Werewolf or, to the Knowledge of Werewolf, any Investor under the Securities Purchase Agreement. As of the date hereof, Werewolf has no reason to believe that any of the conditions to the Concurrent PIPE Financing as contemplated by the Securities Purchase Agreement will not be satisfied.
4.26 Export Control Laws. Werewolf has conducted any export transactions in compliance in all material respects with applicable provisions of United States export control laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and the export control laws and regulations of any other applicable jurisdiction, including the United Kingdom and European Union (collectively, “Export Control Laws”). Without limiting the foregoing: (a) Werewolf has obtained all required export licenses and other approvals and timely filed any other required filings to the extent required pursuant to Export Control Laws; (b) Werewolf is in compliance in all material respects with the terms of all applicable export licenses, filing requirements or other approvals; (c) there are no pending or, to the Knowledge of Werewolf, threatened claims or investigations against Werewolf with respect to Export Control Laws; and (d) to the Knowledge of Werewolf there are no actions, conditions, or circumstances pertaining to Werewolf’s export transactions that would reasonably be expected to give rise to any material future claims.
4.27 Sanctions.
(a) Since April 24, 2019, Werewolf and its Subsidiaries have complied with applicable laws and regulations pertaining to trade and economic sanctions administered by the United States, European Union, or United Kingdom (collectively, “Sanctions”).
(b) None of Werewolf, its Subsidiaries, or their respective directors, officers, employees, or, to the Knowledge of Werewolf, Werewolf’s or its Subsidiaries’ agents are: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (“Restricted Countries”); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, European Union, or United Kingdom, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK’s Consolidated Sanctions List (collectively, “Designated Parties”); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such persons are prohibited pursuant to applicable Sanctions (collectively, “Sanctioned Parties”).
(c) Since April 24, 2019, none of Werewolf, its Subsidiaries, or any of their respective officers, directors, or employees: (i) have been the subject or target of any investigation, prosecution, other enforcement action, or government inquiry related to Sanctions violations; or (ii) submitted a voluntary self-disclosure to any U.S. or other relevant government agency regarding actual or potential Sanctions violations.
(d) Werewolf maintains policies and procedures reasonably designed to promote compliance with applicable Sanctions.
4.28 Foreign Corrupt Practices Act. To the Knowledge of Werewolf, none of Werewolf’s or its Subsidiaries, nor any of their directors, officers, employees or agents (in each case, while acting in such capacities), have directly or indirectly made, offered, promised, or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as defined in the FCPA), foreign political party or Government Official for the purpose of (i) influencing any official act or decision of such Government Official, (ii) inducing such Government Official to do or omit to do any act in violation of their lawful duty, (iii) inducing such Government Official to use their influence to affect any act or decision of a governmental authority, or (iv) securing any improper advantage, in the case of (i)-(iv) above in order to assist Werewolf or its Subsidiaries in obtaining or retaining business for or with, or directing business to, any person. Neither Werewolf nor its Subsidiaries, nor any of their directors, officers, employees or, to the Knowledge of Werewolf, agents (in each case, while acting in such capacities), have made or authorized any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment of funds or received or retained any funds in violation of any applicable Anti-Corruption Law (as defined below). Werewolf represents that it has maintained, and has caused its Subsidiaries to maintain, systems of internal controls (accounting systems, purchasing systems and billing systems) and written policies reasonably designed to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption law (collectively, “Anti-Corruption Laws”), and reasonably designed to ensure that all books and records of Werewolf accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. Neither Werewolf nor, to the Knowledge of Werewolf, any of its officers, directors, or employees, are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to applicable Anti-Corruption Laws (“Enforcement Action”).

4.29 CFIUS. Werewolf does not engage in (a) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA. Werewolf has no current intention of engaging in such activities in the future.
4.30 Not a Covered Outbound Investment.
(a) Werewolf either is (i) not a “person of a country of concern”; or (ii) not engaged in any “covered activity,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time (the “Outbound Investment Security Program”).
(b) Werewolf has no intention of becoming a “person of a country of concern” that engages in any “covered activity.”
(c) Werewolf is not, and does not intend to become, a person that directly or indirectly holds a board seat or a voting or equity interest in, or any contractual power to direct or cause the direction of the management of policies of, any “covered foreign person” as defined in the Outbound Investment Security Program.
4.31 No Other Representations or Warranties. Werewolf and its Subsidiaries hereby acknowledge and agree that, except for the representations and warranties contained in this Agreement, neither Ambros nor any of its Subsidiaries nor any other person on behalf of Ambros or its Subsidiaries makes any express or implied representation or warranty with respect to Ambros or its Subsidiaries or with respect to any other information provided to Werewolf, its stockholders or any of its Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Ambros set forth in Article III (in each case as qualified and limited by the Ambros Disclosure Schedule)) none of Werewolf, its Representatives, stockholders or members, has relied on any such information (including the accuracy or completeness thereof).
ARTICLE V
COVENANTS
5.1 Conduct of Ambros’ Business.
(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Werewolf shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII or the Closing (the “Pre-Closing Period”), Ambros shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law and the requirements of all Contracts that constitute Ambros Material Contracts.
(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Ambros Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Werewolf (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Ambros shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i) amend or otherwise change its Organizational Documents;
(ii) sell, lease, license or otherwise dispose of any material assets of Ambros, or in either case, any interests therein, except (i) pursuant to Contracts existing as of the date of this Agreement or entered into during the Pre-Closing Period or (ii) otherwise in the Ordinary Course of Business;
(iii) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of Ambros or in connection with the payment of the exercise price or withholding Taxes incurred upon the exercise, settlement or vesting of any Ambros Option or restricted stock granted under the Ambros Employee Plan in accordance with the terms of such award in effect on the date of this Agreement);
(iv) (A) pledge or otherwise dispose of or encumber (or authorize any of the foregoing) any capital stock or other security of Ambros or any of its Subsidiaries; (B) issue any option, warrant or right to acquire any capital stock, or other instrument convertible into or exchangeable for any capital stock or other security of Ambros or any of its Subsidiaries, other than stock options or restricted stock awards granted to employees and service providers in the Ordinary Course of Business which are included in the calculation of the Ambros Outstanding Shares; or (C) file any Registration Statement on Form S-1 in connection with the issuance of any shares of capital stock of Ambros;
(v) the submission or filing of a registration on Form S-1 with the SEC);
(vi) create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness for borrowed money, other than the incurrence of indebtedness in the Ordinary Course of Business;
(vii) create or otherwise incur any Encumbrance on any material asset of Ambros or any of its Subsidiaries, other than Permitted Encumbrances;

(viii) make any loans, advances or capital contributions to, or investments in, any Person other than in the Ordinary Course of Business;
(ix) adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 3.13 of the Ambros Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms not materially less favorable to Ambros than the terms of such Contract in effect as of the date of this Agreement;
(x) except as required by any Ambros Employee Plan or applicable Law, (A) materially increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Ambros Associate with annual base compensation at or above $250,000, other than annual increases in base compensation in the Ordinary Course of Business with respect to employees whose annual base compensation is less than $250,000 and provided that such increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Ambros and its Subsidiaries, (B) grant or pay any bonuses to any Ambros Associate, other than bonuses paid in the Ordinary Course of Business pursuant to, and in amounts not exceeding target levels under, existing Ambros Employee Plans, (C) establish, enter into or adopt any new material Ambros Employee Plan or any plan, program, policy, agreement or arrangement that would be a material Ambros Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Ambros and its Subsidiaries or the Surviving Corporation, any existing Ambros Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Ambros Associate, (D) grant to any Ambros Associate any right to receive, or pay to any Ambros Associate, any severance, change in control, transaction, retention, termination or similar compensation or benefits or increases therein, (E) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Ambros Associate, (F) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards, or (G) hire, terminate (other than for cause), promote or change the title of any Key Employee or any Ambros Associate with annual base compensation at or above $250,000; except that in each case for (B) through (F) in this Section 5.1(b)(x) Ambros shall not be restricted from taking any such action in the Ordinary Course of Business;
(xi) adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;
(xii) settle any material Legal Proceeding involving Ambros or any of its Subsidiaries or relating to the transactions contemplated by this Agreement;
(xiii) make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Ambros following the Closing;
(xiv) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;
(xv) make any material change in any method of financial accounting or financial accounting practice of Ambros or any of its Subsidiaries, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards; or
(xvi) agree or commit to do any of the foregoing.
(c) Nothing contained in this Agreement shall give Werewolf, directly or indirectly, the right to control or direct the operations of Ambros prior to the Effective Time. Prior to the Effective Time, Ambros shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
5.2 Conduct of Werewolf’s Business.
(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Ambros shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Werewolf shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law and the requirements of all Contracts that constitute Werewolf Material Contracts.
(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the Werewolf Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Ambros (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Werewolf shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i) except in connection with the Werewolf Reverse Stock Split and the Werewolf Authorized Common Stock Increase, amend or otherwise change its Organizational Documents;

(ii) sell, lease, license or otherwise dispose of any material assets of Werewolf, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;
(iii) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of Werewolf or in connection with the payment of the exercise price or withholding Taxes incurred upon the exercise, settlement or vesting of any Werewolf Options in accordance with the terms of such award in effect on the date of this Agreement);
(iv) sell, issue, grant, pledge or otherwise dispose of or encumber (or authorize any of the foregoing): (A) any capital stock or other security of Werewolf or any of its Subsidiaries (except for in connection with the Werewolf Reverse Stock Split, the Werewolf Authorized Common Stock Increase, the effectuation of the Concurrent PIPE Financing upon the terms set forth in the Securities Purchase Agreement on the date hereof, the issuance of securities under this Agreement , and shares of Werewolf Common Stock issued upon the valid exercise of Werewolf Options); (B) any option, warrant or right to acquire any capital stock or any other security, other than stock options or restricted stock unit awards granted to employees and service providers in the Ordinary Course of Business which are included in the calculation of the Werewolf Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Werewolf or any of its Subsidiaries;
(v) create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness for borrowed money, other than the incurrence of indebtedness in the Ordinary Course of Business;
(vi) create or otherwise incur any Encumbrance on any material asset of Werewolf, other than Permitted Encumbrances;
(vii) make any loans, advances or capital contributions to, or investments in, any Person other than in the Ordinary Course of Business;
(viii) adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 4.13 of the Werewolf Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms, not materially less favorable to Werewolf than the terms of such Contract in effect as of the date of this Agreement;
(ix) enter into any Contract that would be required to be disclosed in Section 4.13 of the Werewolf Disclosure Schedule if such Contract were in effect as of the date of this Agreement, other than any such Contract entered into in the Ordinary Course of Business;
(x) except as required by any Werewolf Employee Plan or applicable Law, (A) materially increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Werewolf Associate, except as set forth in the cash schedule received by Ambros as of August 20, 2026 and set forth on Section 5.2(b)(x) of the Werewolf Disclosure Schedule (the “Werewolf Signing Cash Schedule”), (B) grant or pay any bonuses to any Werewolf Associate, other than bonuses paid in the Ordinary Course of Business pursuant to, and in amounts not exceeding target levels under, existing Werewolf Employee Plans, (C) establish, enter into or adopt any new material Werewolf Employee Plan or any plan, program, policy, agreement or arrangement that would be a material Werewolf Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Werewolf and its Subsidiaries or the Surviving Corporation, any existing Werewolf Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Werewolf Associate, (D) grant to any Werewolf Associate any right to receive, or pay to any Werewolf Associate, any severance, change in control, transaction, retention, termination or similar compensation or benefits or increases therein, (E) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Werewolf Associate, (F) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards, or (G) hire, terminate (other than for cause), promote or change the title of any Key Employee or any Werewolf Associate ; except that in each case for (C) through (G) in this Section 5.2(b)(x) Werewolf shall not be restricted from taking any such action to the extent included in the Werewolf Signing Cash Schedule;
(xi) adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;
(xii) settle any material Legal Proceeding involving Werewolf or relating to the transactions contemplated by this Agreement;
(xiii) make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Werewolf following the Closing;
(xiv) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;
(xv) make any material change in any method of financial accounting or financial accounting practice of Werewolf, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(xvi) other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Werewolf;
(xvii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Werewolf Intellectual Property or any material Werewolf IP Rights, other than pursuant to non-exclusive licenses in the Ordinary Course of Business or pursuant to a Permitted Werewolf Asset Disposition Agreement otherwise entered into in accordance with this Agreement;
(xviii) (A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to use commercially reasonable efforts to renew any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies; or
(xix) agree or commit to do any of the foregoing.
(c) Notwithstanding the generality of the foregoing, nothing set forth in this Section 5.2(b) shall restrict Werewolf’s rights to effectuate the Concurrent PIPE Financing upon the terms set forth in the Securities Purchase Agreement on the date hereof. Nothing contained in this Agreement shall give Ambros, directly or indirectly, the right to control or direct the operations of Werewolf prior to the Effective Time. Prior to the Effective Time, Werewolf shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
(d) During the Pre-Closing Period, Werewolf (including any Affiliate or Representative of Werewolf) shall not, and shall not permit any of its Subsidiaries to, enter into, or agree, resolve or commit to enter into, any Permitted Werewolf Asset Disposition Agreement or any other Contract providing for the sale, license, transfer or other disposition of any or all of the Legacy Assets, without Ambros’ prior written consent.
(e) From the date of this Agreement until the Effective Time, Werewolf shall use commercially reasonable efforts to timely file with the SEC all reports, schedules, forms, statements and other documents required to be filed by Werewolf with the SEC. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such document filed by Werewolf with the SEC shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act.
5.3 Access and Investigation.
(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable written notice, Werewolf, on the one hand, and Ambros, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (iii) permit the other Party’s officers and other employees to meet (with virtual meeting sufficient), during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem reasonably necessary or appropriate, and (iv) promptly provide the other Party with copies, when available, of unaudited financial statements or management accounts, and communications sent by or on behalf of such Party to its stockholders or any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Werewolf or Ambros pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, conflict with any third party confidentiality obligations to which such Party is bound, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.
5.4 No Solicitation.
(a) Each of Werewolf and Ambros agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries permit any of its or their respective directors or officers to, nor shall it or any of its Subsidiaries authorize any of its other Representatives to, directly or indirectly (other than, in the case of Ambros, in connection with the Concurrent PIPE Financing or any non-exclusive licensing transaction in the Ordinary Course of Business): (i) solicit, assist, initiate, engage, or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any nonpublic information regarding such party to any Person or group (other than to a Party to this Agreement or its Representatives) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage, encourage or participate in discussions or negotiations with any Person or group with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2(c) and

Section 6.3(e)), (v) negotiate, execute or enter into any letter of intent, agreement in principle, acquisition agreement or any other Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (vii) release any Person from, or waive any provision of, any confidentiality agreement to which such Party is a party, the release or waiver of which could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, or (viii) publicly propose to do any of the following.
(b) Notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to obtaining the Required Werewolf Stockholder Approval, Werewolf may furnish nonpublic information regarding Werewolf and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide, unsolicited, written Acquisition Proposal by such Person which the Werewolf Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Werewolf nor any Representative of Werewolf shall have breached this Section 5.4 in any material respect, (B) the Werewolf Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would be inconsistent with the Werewolf Board’s fiduciary duties under applicable Law, (C) at least one (1) Business Day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, Werewolf receives from such Person an executed Acceptable Confidentiality Agreement and (D) at least one (1) Business Day prior to furnishing any such nonpublic information to such Person, Werewolf furnishes such nonpublic information to Ambros (to the extent such information has not been previously furnished by Werewolf to Ambros). Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 5.4 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such party for purposes of this Agreement.
(c) Notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to obtaining the Required Ambros Stockholder Approval, Ambros may furnish non-public information regarding Ambros or any of its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide, unsolicited written Acquisition Proposal by such Person, which the Ambros Board has determined in good faith, after consultation with Ambros’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Ambros nor any Representative of Ambros shall have breached this Section 5.4 in any material respect, (B) the Ambros Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would be inconsistent with the Ambros Board’s fiduciary duties under applicable Law, (C) at least one (1) Business Day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, Ambros receives from such Person an executed Acceptable Confidentiality Agreement and (D) at least one (1) Business Day prior to furnishing any such nonpublic information to such Person, Ambros furnishes such nonpublic information to Werewolf (to the extent such information has not been previously furnished by Ambros to Werewolf). Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 5.4 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such party for purposes of this Agreement.
(d) If any Party or any Representative of such Party receives an unsolicited Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) notify the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry, which notification shall contain the details of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and either a copy of such Acquisition Proposal if in writing or a written summary of the terms thereof). Such Party shall keep the other Party reasonably and promptly informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto (including any revision in the amount, form or mix of consideration) and of all material verbal or written communications related thereto, together with copies of new written documentation and material correspondence to or from the Party or any of its Subsidiaries or any of their respective Representatives as well as written summaries of any material oral communications.
(e) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement, immediately terminate access to any nonpublic information of such Party provided to such Person via an electronic or physical data room and within three (3) Business Days after the date of this Agreement, request the destruction or return of any nonpublic information provided to such Person as soon as reasonably practicable after the date of this Agreement.
5.5 Notification of Certain Matters. During the Pre-Closing Period, each of Ambros, on the one hand, and Werewolf, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, or (ii) any non-compliance with any Law is alleged or any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, in each case, in such person’s capacity as such, in connection with the Contemplated Transactions. No such notice shall be deemed to supplement or amend the Ambros Disclosure Schedule or the Werewolf Disclosure Schedule for the purpose of (A) determining the accuracy of any of the representations and warranties made by Ambros or Werewolf in this Agreement or (B) determining whether any condition set forth in Article VII has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 7.2(b) or 7.3(b), as applicable, unless such failure to provide such notice was material, knowing and intentional.

5.6 Werewolf ESPP. As soon as reasonably practicable following the date of this Agreement, the Werewolf Board shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that (a) no offering periods or purchase periods shall be commenced following or in addition to any offering period underway as of the date hereof under the Werewolf ESPP (the “Current Offering Period”), (b) no payroll deductions or other contributions shall be made or effected after the Current Offering Period with respect to the Werewolf ESPP, (c) each purchase right issued pursuant to the Werewolf ESPP under the Current Offering Period shall be fully exercised not later than five (5) business days prior to the Effective Time or, if the Current Offering Period is not scheduled to end by no later than five (5) business days prior to the Effective Time, cause each Werewolf ESPP participant’s accumulated contributions under the Werewolf ESPP to be returned to the participant in accordance with the terms of the Werewolf ESPP by no later than the Effective Time, and (d) the Werewolf ESPP shall terminate effective upon the Effective Time.
5.7 Werewolf Options. Prior to the Effective Time, the Werewolf Board shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that the vesting and exercisability of each outstanding, unexercised and unvested Werewolf Option that is not an Out of the Money Werewolf Options will be accelerated in full, in each case, effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing Date.
5.8 Concurrent PIPE Financing.
(a) Subject to the terms and conditions of this Agreement, the Parties shall use commercially reasonable efforts to obtain the Concurrent PIPE Financing on the terms and conditions described in the Securities Purchase Agreement and satisfy the conditions to the Concurrent PIPE Financing as described in the Securities Purchase Agreement and shall not permit any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, the Securities Purchase Agreement if such termination, amendment, modification, waiver or replacement (i) reduces the aggregate amount of the Concurrent PIPE Financing or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Concurrent PIPE Financing, or otherwise expands, amends or modifies any other provision of the Securities Purchase Agreement, in a manner that would reasonably be expected to (x) delay or prevent the funding of the Concurrent PIPE Financing (or satisfaction of the conditions to the Concurrent PIPE Financing) at or substantially simultaneously with the Closing or (y) adversely impact the ability of a Party to enforce its rights against other parties to the Securities Purchase Agreement. Each Party shall promptly deliver to the other Parties copies of any such termination, amendment, modification, waiver or replacement.
(b) The Parties shall use commercially reasonable efforts (i) to maintain in effect the Securities Purchase Agreement, (ii) to enforce its rights under the Securities Purchase Agreement and (iii) to comply with its obligations under the Securities Purchase Agreement.
(c) Each Party shall give the other Parties prompt notice (i) of any breach or default by any party to the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing of which such Party becomes aware, (ii) of the receipt of any written notice or other written communication from any purchaser with respect to any (x) actual breach, default, termination or repudiation by any party to the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing of any provisions of the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing or (y) material dispute or disagreement relating to the Concurrent PIPE Financing with respect to the obligation to fund the Concurrent PIPE Financing at or substantially simultaneously with the Closing, and (iii) if at any time for any reason a Party believes in good faith that it will not be able to obtain all or any portion of the Concurrent PIPE Financing on the terms and conditions, in the manner or from the sources contemplated by the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing. Each Party shall promptly provide information reasonably requested by the other Parties relating to the circumstances referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1 Registration Statement; Proxy Statement.
(a) As promptly as practicable (i) Werewolf, in cooperation with Ambros, shall prepare and file with the SEC a proxy statement relating to the Required Werewolf Stockholder Approval to be obtained in connection with the Merger (together with any amendments thereof or supplements thereto, the “Werewolf Proxy Statement”) and (ii) Werewolf, in cooperation with Ambros, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Werewolf Proxy Statement shall be included as a part (the Werewolf Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Werewolf Common Stock to be issued by virtue of the Merger, including shares of Werewolf Common Stock issuable upon exercise of any Merger Pre-Funded Warrants issued pursuant to this Agreement. Each of Werewolf and Ambros shall use their commercially reasonable efforts to respond promptly to any comments of the SEC or its staff and to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Werewolf Common Stock and Merger Pre-Funded Warrants pursuant to the Merger. Each of the Parties shall furnish all information concerning itself and its Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and the Werewolf Proxy Statement.
(b) Werewolf covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the time that the Werewolf Proxy Statement or any amendments or supplements thereto are filed with the SEC, at the time the Werewolf Proxy Statement or any amendments or supplements thereto are first mailed to Werewolf’s stockholders and at the time of the Werewolf Stockholder Meeting, (i) fail to comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and Delaware Law, or (ii) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Ambros covenants and agrees that the information supplied by or on behalf of Ambros, concerning itself, to Werewolf for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Werewolf makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by or on behalf of Ambros or any of its Representatives for inclusion therein, and Ambros makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, other than with respect to the information provided by or on behalf of Ambros, or any of its Representatives for inclusion therein. Werewolf and Ambros shall each use commercially reasonable efforts to cause the Registration Statement and the Werewolf Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and applicable federal and state securities Laws requirements.
(c) Werewolf shall use commercially reasonable efforts to cause the Werewolf Proxy Statement to be mailed to Werewolf’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.
(d) If at any time before the Closing (i) any Party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement; then, in each case such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to Werewolf stockholders) or otherwise addressing such SEC request or comments and each party shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Werewolf shall provide Ambros with copies of any written comments, and shall inform Ambros of any oral comments, that Werewolf receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments. Werewolf shall promptly notify Ambros if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Werewolf Common Stock issuance in connection with the Concurrent PIPE Financing for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to Ambros copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.
(e) Ambros shall reasonably cooperate with Werewolf and provide, and cause its Representatives to provide, Werewolf and its Representatives, with all true, correct and complete information regarding Ambros and its Subsidiaries that is required by law to be included in the Registration Statement or reasonably requested by Werewolf to be included in the Registration Statement. Without limiting their respective obligations in Section 6.6(a), Ambros will use commercially reasonable efforts to cause to be delivered to Werewolf a letter of its independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Werewolf), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.
(f) Ambros and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC; provided that any such filings or responses shall be subject to the consent of Ambros (not to be unreasonably withheld, conditioned or delayed).
(g) Werewolf will use commercially reasonable efforts to cause Werewolf’s independent accounting firm to deliver any Consent that Werewolf is required to file with the SEC with respect to the inclusion of the independent accounting firm’s opinion on the audited financial statements of Werewolf in any filing of the Registration Statement with the SEC.
6.2 Ambros Stockholder Approval.
(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than ten (10) Business Days thereafter, Ambros shall prepare, with the cooperation of Werewolf, and cause to be mailed to its stockholders an information statement, which shall include a copy of the Werewolf Proxy Statement, and the Ambros Stockholder Written Consent, in order to solicit the approval of Ambros’s stockholders, including but not limited to Ambros’s stockholders sufficient for the Required Ambros Stockholder Approval in lieu of a meeting pursuant to Section 228 of Delaware Law, for purposes of adopting and approving this Agreement and the Contemplated Transactions. Ambros shall use its reasonable best efforts to cause Ambros’s stockholders sufficient for the Required Ambros Stockholder Approval to execute and deliver to Ambros the Ambros Stockholder Written Consent promptly following delivery thereof, and in any event no later than fifteen (15) days after the Registration Statement has been declared effective. Promptly following receipt of the duly executed Ambros Stockholder Written Consent, Ambros shall deliver a copy of the duly executed Ambros Stockholder Written Consent to Werewolf. In connection with the Ambros Stockholder Written Consent, Ambros shall take all actions necessary or advisable to comply in all material respects, and shall comply in all material respects, with Delaware Law, including Section 228 and Section 262 thereof, and the Organizational Documents of Ambros.
(b) Ambros agrees that, subject in all respects to Section 6.2(c): (i) the Ambros Board shall use commercially reasonable efforts to solicit stockholder approval within the timeframe set forth in Section 6.2(a) (the recommendation of the Ambros Board that Ambros’ stockholders vote to adopt and approve this Agreement being referred to as the “Ambros Board Recommendation”) and (ii) (1) the Ambros Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Ambros Board shall not publicly propose to withhold, amend, withdraw or modify the Ambros Board Recommendation) in a manner adverse to Werewolf, (2) no resolution by the Ambros Board or any committee thereof to withdraw or modify the Ambros Board Recommendation in a manner adverse to Werewolf or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed, and (3) the Ambros Board shall not publicly announce an intention or resolution to effect any of the foregoing (the actions set forth in the foregoing clauses (ii)(1), (2) and (3), collectively, an “Ambros Board Adverse Recommendation Change”).
(c) Notwithstanding anything to the contrary contained in Section 6.2(b), and subject to compliance with Section 5.4 and Section 6.2, at any time prior to the receipt of the Required Ambros Stockholder Approval, (i) if Ambros receives a bona fide, unsolicited, written Superior Offer or (ii) as a result of an event, development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, or (B) the fact, in and of itself, that Ambros meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that (x) is material to Ambros and its Subsidiaries (taken as a whole), (y) was not known to or reasonably foreseeable by the Ambros Board as of the date of this Agreement, (z) affects the business, assets or operations of Ambros (an “Ambros Intervening Event”), the Ambros Board may make an Ambros Board Adverse Recommendation Change if, but only if (i) Ambros Board determines in good faith, after consulting with outside legal counsel reasonably considering all relevant factors, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with the Ambros Board’s fiduciary duties under applicable Law, (2) Ambros has delivered written notice to Werewolf confirming that the Ambros Board has determined to make an Ambros Board Adverse Recommendation Change at least four (4) Business Days in advance of making the Ambros Board Adverse Recommendation Change below (the “Ambros Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Ambros Board Adverse Recommendation Change, and a summary of the material terms and conditions of the Superior Offer and written copies of any proposed transaction agreements (including with respect to financing arrangements) with any party making a potential Superior Offer or all information reasonably requested by Werewolf with respect to the Ambros Intervening Event, as applicable, (3) Ambros has, and has caused its financial advisors and outside legal counsel to, during the Ambros Notice Period, negotiate with Werewolf in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Werewolf desires to negotiate) or the failure to withhold, amend, withdraw or modify such recommendation would no longer reasonably be expected to be inconsistent with the Ambros Board’s fiduciary duties under applicable Law as a result of the Ambros Intervening Event, as applicable, and (4) following the Ambros Notice Period, the Ambros Board shall have determined in good faith, based on the advice of its outside legal counsel, and after considering any proposals submitted by Werewolf to alter the terms and conditions thereof or enter into an alternative transaction and all other applicable matters, that the failure to withhold, amend, withdraw or modify the Ambros Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) during any Ambros Notice Period, Werewolf shall be entitled to deliver to Ambros one or more counterproposals to such Acquisition Proposal and Ambros will, and cause its Representatives to, negotiate with Werewolf in good faith (to the extent Werewolf desires to negotiate) and (y) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Ambros’ stockholders would receive as a result of such potential Superior Offer), Ambros shall be required to provide Werewolf with notice of such material amendment and the Ambros Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Ambros Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 6.2(c) and the Ambros Board shall not make an Ambros Board Adverse Recommendation Change prior to the end of such Ambros Notice Period as so extended (it being understood that there may be multiple extensions).
6.3 Werewolf Stockholder Approval.
(a) Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Werewolf shall take all action necessary under applicable Law to call, give notice of and mail the proxy statement included in the Registration Statement (no later than five (5) Business Days after the Registration Statement has been declared effective by the SEC under the Securities Act) and hold a meeting of the holders of Werewolf Common Stock (the “Werewolf Stockholder Meeting”) for the purpose of seeking approval of:
(i) (A) the issuance of Werewolf Common Stock or other securities of Werewolf (including any Pre-Funded Warrants) that represent (or are convertible into) more than twenty percent (20%) of the shares of Werewolf Common Stock outstanding immediately prior to the Merger to the holders of Ambros Capital Stock and Ambros Options in connection with the Contemplated Transactions pursuant to the Nasdaq rules and (B) the change of control of Werewolf resulting from the Merger pursuant to the Nasdaq rules;
(ii) if required, the share issuance in the Concurrent PIPE Financing for purposes of Nasdaq Listing Rule 5635(d), together with any resolutions in furtherance thereof;
(iii) the approval of the Werewolf Charter Amendment to (A) change the name of Werewolf to “Ambros Therapeutics, Inc.”, (B) effect the Werewolf Reverse Stock Split and (C) effect the Werewolf Authorized Common Stock Increase (the matters contemplated by Section 6.3(a)(i), Section 6.3(a)(ii) (if applicable) and Section 6.3(a)(iii)(A) and (B), the “Werewolf Stockholder Matters,” and the matter contemplated by Section 6.3(a)(iii)(C), the “Werewolf Authorized Share Increase Proposal”);
(iv) the Equity Plan Proposals; and
(v) any other proposals the Parties reasonably deem necessary to consummate the Contemplated Transactions.

(b) The Werewolf Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, in any event, no later than forty-five (45) calendar days after the effective date of the Registration Statement. Werewolf shall take reasonable measures to ensure that all proxies solicited in connection with the Werewolf Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Werewolf Stockholder Meeting, or a date preceding the date on which the Werewolf Stockholder Meeting is scheduled, Werewolf reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Werewolf Stockholder Approval or the approval of the Werewolf Authorized Share Increase Proposal, whether or not a quorum would be present or (ii) it will not have sufficient shares of Werewolf Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Werewolf Stockholder Meeting, Werewolf may postpone or adjourn, or make one or more successive postponements or adjournments of, the Werewolf Stockholder Meeting as long as the date of the Werewolf Stockholder Meeting is not postponed or adjourned more than an aggregate of thirty (30) days in connection with any postponements or adjournments.
(c) Werewolf agrees that, subject in all respects to Section 6.3(d), (i) the Werewolf Board shall recommend that the holders of Werewolf Common Stock approve the Werewolf Stockholder Matters, the Werewolf Authorized Share Increase Proposal and the Equity Plan Proposals and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(b), and that the Werewolf Proxy Statement filed in accordance with Section 6.3(a) shall include a statement to the effect that the Werewolf Board recommends that Werewolf’s stockholders vote to approve the Werewolf Stockholder Matters, the Werewolf Authorized Share Increase Proposal and the Equity Plan Proposals (the recommendation of the Werewolf Board being referred to as the “Werewolf Board Recommendation”) and (ii) (1) the Werewolf Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Werewolf Board shall not publicly propose to withhold, amend, withdraw or modify the Werewolf Board Recommendation) in a manner adverse to Ambros, (2) no resolution by the Werewolf Board or any committee thereof to withdraw or modify the Werewolf Board Recommendation in a manner adverse to Ambros or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed, and (3) the Werewolf Board shall not publicly announce an intention or resolution to effect any of the foregoing (the actions set forth in the foregoing clauses (ii)(1), (2) and (3), collectively, a “Werewolf Board Adverse Recommendation Change”).
(d) Notwithstanding anything to the contrary contained in Section 6.3(c), and subject to compliance with Section 5.4 and Section 6.3, at any time prior to the approval of the Werewolf Stockholder Matters by the Required Werewolf Stockholder Approval, (i) if Werewolf receives a bona fide, unsolicited, written Superior Offer or (ii) as a result of a material development or change in circumstances that (x) is material to Werewolf and its Subsidiaries (taken as a whole), (y) was not known to or reasonably foreseeable by the Werewolf Board as of the date of this Agreement and (y) affects the business, assets or operations of Werewolf (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, (B) the fact, in and of itself, that Werewolf meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations), or (C) the value of any Legacy Assets covered under the CVR Agreement) (a “Werewolf Intervening Event”), the Werewolf Board may make a Werewolf Board Adverse Recommendation Change if, but only if (i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Werewolf Board determines in good faith, after consulting with outside legal counsel and after considering any proposals submitted by Ambros to match the terms and conditions thereof or enter into an alternative transaction and reasonably considering all relevant factors, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) Werewolf has, and has caused its financial advisors and outside legal counsel to, during the Werewolf Notice Period, negotiate with Ambros in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Ambros desires to negotiate) and (3) the Werewolf Board shall have determined in good faith, based on the advice of its outside legal counsel, and after considering any proposals submitted by Ambros to alter the terms and conditions of this Agreement, that the failure to withhold, amend, withdraw or modify the Werewolf Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Ambros receives written notice from Werewolf confirming that the Werewolf Board has determined to change its recommendation at least four (4) Business Days in advance of the Werewolf Board Adverse Recommendation Change (the “Werewolf Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Werewolf Board Adverse Recommendation Change, and a summary of the material terms and conditions of the Acquisition Proposal and written copies of any proposed transaction agreements (including with respect to financing arrangements) with any party making a potential Superior Offer, (y) during any Werewolf Notice Period, Ambros shall be entitled to deliver to Werewolf one or more counterproposals to such Acquisition Proposal and Werewolf will, and cause its Representatives to, negotiate with Ambros in good faith (to the extent Ambros desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Werewolf’s stockholders would receive as a result of such potential Superior Offer), Werewolf shall be required to provide Ambros with notice of such material amendment and the Werewolf Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Werewolf Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(d) and the Werewolf Board shall not make a Werewolf Board Adverse Recommendation Change prior to the end of such Werewolf Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of a Werewolf Intervening Event, if and only if (1) the Werewolf Board determines in good faith, after consulting with outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with the Werewolf Board’s fiduciary duties under applicable Law, (2) Werewolf has delivered written notice to Ambros confirming that the Werewolf Board has determined to make a Werewolf Board Adverse Recommendation Change at least four (4) Business Days in advance of making such

Werewolf Board Adverse Recommendation Change, which notice shall include a description in reasonable detail of the reasons for such Werewolf Board Adverse Recommendation Change and all information in the possession of Werewolf reasonably requested by Ambros with respect to the Werewolf Intervening Event, (3) Werewolf has, and has caused its financial advisors and outside legal counsel to, during the Werewolf Notice Period, negotiate with Ambros in good faith (to the extent Ambros desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that the failure to withhold, amend, withdraw or modify such recommendation would no longer reasonably be expected to be inconsistent with the Werewolf Board’s fiduciary duties under applicable Law as a result of the Werewolf Intervening Event, and (4) following the Werewolf Notice Period, the Werewolf Board shall have determined in good faith, based on the advice of its outside legal counsel, and after considering any proposals submitted by Ambros to alter the terms and conditions thereof and all other applicable matters, that the failure to withhold, amend, withdraw or modify the Werewolf Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that in the event of any material change to the facts and circumstances relating to such Werewolf Intervening Event, Werewolf shall be required to provide Ambros with notice of such material change and the Werewolf Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Werewolf Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(d) and the Werewolf Board shall not make a Werewolf Board Adverse Recommendation Change prior to the end of such Werewolf Notice Period as so extended (it being understood that there may be multiple extensions).
(e) Werewolf’s obligation to call, give notice of and hold the Werewolf Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer, Acquisition Proposal or Acquisition Inquiry, or by any Werewolf Board Adverse Recommendation Change.
(f) Nothing contained in this Agreement shall prohibit Werewolf or the Werewolf Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Werewolf or the Werewolf Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Werewolf is unable to take a position with respect to the bidder’s tender offer unless the Werewolf Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.
6.4 Efforts; Regulatory Approvals; Transaction Litigation.
(a) The Parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, and (iii) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Contemplated Transactions.
(b) Without limiting the generality of the foregoing, Werewolf or Ambros, as applicable (hereinafter, the “Transaction Litigation Party”), shall give the other Party prompt (but not later than within two (2) Business Days) written notice of any “demand letter,” investigation by a Governmental Authority, or any Legal Proceeding initiated, or threatened in writing against the Transaction Litigation Party and/or its directors or officers relating to this Agreement or the Contemplated Transactions (the “Transaction Litigation”) (including by providing copies of all pleadings or correspondence with respect thereto) and keep the other Party reasonably informed with respect to the status thereof. The Transaction Litigation Party will (i) give the other Party the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation, (ii) consult with the other Party with respect to the defense, settlement and prosecution of any Transaction Litigation, (iii) consider in good faith the other Party’s advice with respect to such Transaction Litigation and (iv) not settle or consent or agree to settle or compromise any Transaction Litigation without the other Party’s prior written consent and no such settlement shall (A) impose any liability or obligation on Ambros or Werewolf, (B) affect the consideration or timing of the Closing, or (C) include any admission of wrongdoing by Ambros or Werewolf, in each case without such Party’s prior written consent. Without otherwise limiting the rights of current or former directors and officers of the Transaction Litigation Party with regard to the right to counsel, current or former directors and officers of the Transaction Litigation Party with rights to indemnification as described in Section 6.6 shall be entitled to retain a single counsel, selected by such indemnified parties, to represent them in connection with the defense of any Transaction Litigation as it relates to such directors and officers.
6.5 Disclosures. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Ambros and Werewolf may make any statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Ambros and Werewolf in compliance with this Section 6.5. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made with an Acquisition Proposal, Werewolf Board Adverse Recommendation Change with respect to Werewolf only pursuant to Section 6.3(d), an Ambros Board Adverse Recommendation Change with respect to Ambros only pursuant to Section 6.2(c), or a dispute regarding this Agreement.

6.6 Indemnification of Officers and Directors.
(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Werewolf and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Werewolf or Ambros, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Werewolf or of Ambros, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under Delaware Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from Werewolf or the Surviving Corporation upon receipt of a request therefor from such party; provided that any such person to whom expenses are advanced provides an undertaking to Werewolf, to the extent then required by Delaware Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. No other form of undertaking shall be required. All rights to indemnification, exculpation and advancement of expenses or other protection in respect of any claim asserted or made, and for which a D&O Indemnified Party delivers a written notice to Werewolf prior to the sixth (6th) anniversary of the Effective Time asserting a claim for such protections pursuant to this Section 6.6, shall continue until the final disposition of such claim.
(b) The provisions of Werewolf’s Organizational Documents with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Werewolf that are presently set forth in Werewolf’s Organizational Documents shall not be amended, modified or repealed for a period of six (6) years from and after the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Werewolf, unless such modification is required by applicable Law. The Surviving Corporation’s Organizational Documents shall contain, and Werewolf shall cause the certificate of incorporation of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in Ambros’ Organizational Documents.
(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of Ambros to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Ambros’ Organizational Documents and pursuant to any indemnification agreements between Ambros and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Werewolf shall fulfill and honor in all respects the obligations of Werewolf to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Werewolf’s Organizational Documents and pursuant to any indemnification agreements between Werewolf and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.
(d) From and after the Effective Time, Werewolf shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Werewolf. In addition, Werewolf shall purchase, prior to the Effective Time, a six (6)-year prepaid “D&O tail policy” for the non-cancellable extension of directors’ and officers’ liability coverage of Werewolf’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Werewolf’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Werewolf by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions).
(e) From and after the Effective Time, Werewolf shall pay all expenses, including reasonable and documented attorneys’ fees, that are incurred by the persons referred to in this Section 6.6 in connection with their enforcement of the rights provided to such persons in this Section 6.6.
(f) The provisions of this Section 6.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Werewolf and Ambros by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.
(g) In the event Werewolf, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Werewolf or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.6. Werewolf shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.6.
(h) All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of Werewolf, Ambros or any of their respective Subsidiaries as provided in their respective Organizational Documents or in any agreement shall survive the Merger and shall continue in full force and effect.
(i) The obligations set forth in this Section 6.6 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 6.6 and their heirs and representatives, without the prior written consent of such affected D&O Indemnified Party or such other beneficiary.

6.7 Tax Matters.
(a) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions contemplated hereby (collectively, “Transfer Taxes”) shall be borne and paid fifty percent (50%) by Werewolf and fifty percent (50%) by Ambros. The Person required by applicable law shall timely file any Tax Return or other document with respect to such Transfer Taxes.
(b) At the Closing, Ambros shall deliver to Werewolf a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Werewolf; provided, however, that Werewolf’s only remedy for Ambros’ failure to provide such form or certificate will be to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code, and Ambros’ failure to provide any such form or certificate will not be deemed to be a failure of the conditions set forth in Section 6.7 to have been met.
(c) The Parties intend that, for United States federal income tax purposes, the Merger will qualify for the Intended Tax Treatment and the Parties agree not to take any action or tax reporting position (including during the course of any audit, litigation or other proceedings with respect to Taxes) inconsistent with the Intended Tax Treatment. The Merger shall be reported by the Parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. Each of the Parties shall (and shall cause their respective Affiliates to) use their respective reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, and shall not take any action, or fail to take any action, which action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. The Parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Merger as qualifying for the Intended Tax Treatment, including in the event the SEC requests or requires an opinion with respect to any discussion in a registration statement of the United States federal income Tax consequences of the Merger. If such an opinion is requested or required by the SEC, the Parties agree to use their reasonable best efforts to cause their respective tax advisors to provide any such opinion, as reasonably determined by such Parties, subject to customary assumptions and limitations. Each Party shall execute and deliver customary tax representation letters to the applicable tax advisors in form and substance reasonably satisfactory to such advisors upon which such advisors shall be entitled to rely in rendering such tax opinion. Each of the Parties agrees to promptly notify the other Party of any challenge to the Intended Tax Treatment by any Governmental Authority.
(d) Ambros or Werewolf, as applicable, shall promptly notify the other Party in writing if, before the Closing Date, it determines that it is not reasonable for the Merger to qualify for the Intended Tax Treatment. Following such notice, Ambros or Werewolf may propose amendments to the terms of this Agreement that Ambros or Werewolf believes could reasonably facilitate such qualification without adversely affecting the rights and commercial position of Ambros, Werewolf, and their respective stockholders. In that case, Werewolf shall consider in good faith the proposed amendments and, if it determines in good faith that they would not result in unreasonable delay to Closing and would not adversely affect the rights or commercial position of Ambros, Werewolf, and their respective stockholders, the Parties shall use reasonable best efforts to effect any such amendments.
6.8 Listing and Listing Application(a) . From the date hereof until the Effective Time, Werewolf shall maintain its listing on Nasdaq, and Ambros will cooperate with Werewolf as reasonably requested by Werewolf with respect to the maintenance of such listing and promptly furnish to Werewolf all information concerning itself, its members and its stockholders that may be required or reasonably requested by Werewolf in connection with the maintenance of such listing. After the execution of this Agreement and as promptly as reasonably practicable in accordance with applicable Law, the Parties shall prepare and Ambros shall file with Nasdaq a listing application (the “Nasdaq Listing Application”) for the listing on Nasdaq of (i) shares of Werewolf Common Stock deliverable in connection with the Merger and the Concurrent PIPE Financing and (ii) the shares of Werewolf Common Stock issuable upon exercise of the Pre-Funded Warrants , and the Parties shall cause the listing of shares of Werewolf Common Stock deliverable in connection with the Merger and the Concurrent PIPE Financing and shares of Werewolf Common Stock issuable upon exercise of the Pre-Funded Warrants to be authorized for listing on Nasdaq prior to the Effective Time, subject to official notice of issuance. Each Party and its Subsidiaries shall prepare and furnish all information (including any required financial statements) concerning itself as may reasonably be requested in connection with such actions and the preparation of the Nasdaq Listing Application, provided that no Party shall use any such information for any other purpose without the prior written consent of the providing Party (which consent shall not be unreasonably withheld, conditioned or delayed) or if doing so would violate or cause a violation of applicable Law or other applicable securities Laws. Werewolf authorizes Ambros to utilize in the Nasdaq Listing Application and in all such filed materials the information concerning Werewolf and its Subsidiaries furnished by Werewolf. Each Party will promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. Any Party not filing the Nasdaq Listing Application will cooperate with Ambros as reasonably requested by Ambros with respect to the Nasdaq Listing Application and promptly furnish to Ambros all information concerning itself, its members and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.8.
6.9 Legends. Werewolf shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Werewolf Common Stock (or shares of Werewolf Common Stock issuable upon exercise of any Merger Pre-Funded Warrants) to be received in the Merger by equity holders of Ambros who may be considered “affiliates” of Werewolf for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Werewolf Common Stock.

6.10 Officers and Directors.
(a) Directors and Officers of Werewolf.
(i) Werewolf shall cause, effective as of the Effective Time, the Werewolf Board to consist of the individuals set forth on Section 6.10(a)(i) of the Ambros Disclosure Schedule or as otherwise selected by the Ambros Board.
(ii) Werewolf shall cause the directors and officers of Werewolf prior to the Effective Time to sign written resignations in forms reasonably satisfactory to Ambros, dated on or before the Closing Date and effective as of the Effective Time.
(iii) The Werewolf Board shall take all necessary action to appoint the officers of Ambros to become the equivalent officers of Werewolf upon the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
(b) Directors and Officers of the Surviving Corporation.
(i) The Parties shall take all actions necessary (A) so that from and after the Effective Time, the Surviving Corporation’s board of directors shall be constituted with those members as set forth on Section 6.10(b) of the Ambros Disclosure Schedule and (B) to secure the resignations of the existing members of the board of directors of the Surviving Corporation.
(ii) The Parties shall take all actions necessary so that the officers of Ambros immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
6.11 Termination of Certain Agreements and Rights. Ambros shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between Ambros and any holders of Ambros Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director designation rights to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Ambros or the Surviving Corporation.
6.12 Section 16 Matters. Prior to the Effective Time, Werewolf shall take all such steps as may be required to cause any acquisitions of Werewolf Common Stock and Werewolf Options in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Werewolf, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
6.13 Allocation Certificate. Ambros shall prepare and deliver to Werewolf at least two (2) Business Days prior to the Closing Date a certificate signed by an executive officer of Ambros in a form reasonably acceptable to Werewolf setting forth (as of immediately prior to the Effective Time) (a) each holder of Ambros Capital Stock, (b) such holder’s name and address, (c) the number and type of Ambros Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Werewolf Common Stock (or Merger Pre-Funded Warrants in lieu thereof) to be issued to such holder pursuant to this Agreement in respect of the Ambros Capital Stock held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”). For the avoidance of doubt, the Allocation Certificate shall be prepared in good faith, in accordance with the Organizational Documents of Ambros and contracts applicable to Ambros Capital Stock and Ambros Options, and shall show each holder’s percentage ownership interest in Ambros on a fully diluted basis.
6.14 Obligations of Merger Sub. Werewolf will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
6.15 Takeover Statutes. If any takeover statute is or may become applicable to the Contemplated Transactions, each of Ambros, the Ambros Board, Werewolf and the Werewolf Board, as applicable, shall grant such approvals and take such actions as are necessary, to the extent permitted by Law, so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.
6.16 Werewolf Equity Plans. Prior to or as of the Effective Time, the Werewolf Board shall approve, adopt and submit for approval by the stockholders of Werewolf, and recommend and use commercially reasonable efforts to cause the stockholders of Werewolf to approve (a) the 2026 Werewolf Equity Incentive Plan in a form to be mutually agreed by Werewolf and Ambros, which will provide for new awards for a number of shares of Werewolf Common Stock not exceeding a certain percentage of the Werewolf Common Stock issued and expected to be outstanding immediately after the Effective Time, as Ambros shall determine prior to the date on which the Registration Statement is declared effective in consultation with its independent compensation consultant (for avoidance of doubt, such number of shares shall be in addition to the number of shares of Werewolf Common Stock subject to outstanding Werewolf Options or subject to Ambros Options assumed by Werewolf as contemplated by Section 2.4(g)), and which may include an annual increase pursuant to an “evergreen” provision to provide for optional annual increases of up to a certain percentage of the total number of fully diluted shares of capital stock of Werewolf as of the day prior to such increase, which percentages Ambros shall determine prior to the date on which the Registration Statement is declared effective in consultation with its independent compensation consultant; and (b) the 2026 Werewolf ESPP, in a form to be mutually agreed by Werewolf and Ambros with a total pool of shares of Werewolf Common Stock not exceeding a certain percentage of the Werewolf Common Stock issued and expected to be outstanding immediately after the Effective Time, and may include an annual increase pursuant to an “evergreen” provision providing for an annual increase of up to a certain percentage of the total number of fully diluted shares of capital stock of Werewolf outstanding as of the day prior to such increase, which percentages Ambros shall determine prior to the date on which the Registration Statement is declared effective in consultation with its independent compensation consultant ((a) and (b), collectively, the “Equity Plan Proposals”). Subject to the approval of the 2026 Werewolf Equity

Incentive Plan by the stockholders of Werewolf, Werewolf shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Werewolf, relating to the shares of Werewolf Common Stock issuable with respect to the 2026 Werewolf Equity Incentive Plan. All fees and expenses incurred in connection with such Form S-8 filing shall be borne by Ambros or the combined company after the Effective Time and shall not constitute Transaction Expenses or otherwise reduce Werewolf Net Cash.
6.17 Werewolf Employee Plans. Unless otherwise requested by Ambros in writing at least fifteen (15) Business Days prior to the Closing Date and without limiting Section 5.6, the Werewolf Board shall take (or cause to be taken) all actions to adopt resolutions providing for the termination, effective no later than the day prior to the Closing Date, of each Werewolf Employee Plan exclusive of those identified on Section 6.17 of the Werewolf Disclosure Schedule. If Werewolf is required to terminate a Werewolf Employee Plan, then Werewolf shall provide to Ambros prior to the Closing Date written evidence of the adoption by the Werewolf Board of resolutions authorizing the termination of such Werewolf Employee Plans (the form and substance of which shall be subject to the reasonable prior review and approval of Ambros).
6.18 Payoff Letters. Werewolf shall obtain and deliver to Ambros, at least three (3) Business Days prior to the Closing, (a) customary payoff letters with respect to any outstanding indebtedness of Werewolf or its Subsidiaries (the “Payoff Indebtedness”) and (b) if applicable, other customary documents relating to the release in full of guarantees and liens under the Payoff Indebtedness (if any) and any related security documents. For the avoidance of doubt, any payoff amounts with respect to the Payoff Indebtedness (if any) shall be payable on the Closing Date.
6.19 Reservation of Werewolf Common Stock; Issuance of Shares of Werewolf Common Stock. For as long as any Merger Pre-Funded Warrant remains outstanding, Werewolf shall at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Werewolf Common Stock or shares of Werewolf Common Stock held in treasury by Werewolf, for the purpose of effecting the exercise of the Merger Pre-Funded Warrants, the full number of shares of Werewolf Common Stock then issuable upon the exercise of all Merger Pre-Funded Warrants then outstanding. All shares of Werewolf Common Stock delivered upon exercise of the Merger Pre-Funded Warrants shall be newly issued shares or shares held in treasury by Werewolf, shall have been duly authorized and validly issued and shall be fully paid and nonassessable, and shall be free from preemptive rights and free of any Encumbrance, other than restrictions on transfer under applicable state and federal securities Laws and Encumbrances imposed by the Investor.
ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER
7.1 Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
(a) No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
(b) Werewolf shall have obtained the Required Werewolf Stockholder Approval and approval of the Werewolf Stockholder Matters, and Ambros shall have obtained the Required Ambros Stockholder Approval, and each such approval shall remain in full force and effect as of the Closing Date, without amendment, rescission, or modification.
(c) (i) The existing shares of Werewolf Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date and (ii) the shares of Werewolf Common Stock (x) to be issued in the Merger pursuant to this Agreement (and shares of Werewolf Common Stock issuable upon exercise of any Merger Pre-Funded Warrants) and (y) to be issued in the Concurrent PIPE Financing pursuant to the Securities Purchase Agreement (and shares of Werewolf Common Stock underlying issuable upon exercise of any PIPE Pre-Funded Warrants) shall have been approved for listing (subject to official notice of issuance) on Nasdaq.
(d) The Securities Purchase Agreement shall be in full force and effect and not subject to any termination, rescission or material adverse modification, and all conditions to the funding thereunder shall have been satisfied or waived (other than those to be satisfied at Closing) and cash proceeds of not less than $100 million (less applicable expenses) shall have been received by Werewolf, or will be received by Werewolf prior to or substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Securities Purchase Agreement.
(e) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to such Registration Statement that has not been withdrawn.
(f) The Werewolf Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware.
7.2 Conditions Precedent to Obligations of Ambros. The obligations of Ambros to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Ambros, at or prior to the Closing, of each of the following conditions:
(a) Each of the Werewolf Fundamental Representations shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Werewolf Capitalization Representations shall be true, complete and correct on and as of immediately prior to the Effective Time with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Werewolf contained in this Agreement (other than the Werewolf Fundamental Representations and the Werewolf Capitalization Representations) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date) except in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Werewolf Material Adverse Effect (without giving effect to any references therein to any Werewolf Material Adverse Effect or other materiality qualifications) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Werewolf Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
(b) Each of Werewolf and Merger Sub shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.
(c) A Werewolf Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.
(d) Final Werewolf Net Cash determined in accordance with Section 2.8 shall be greater than or equal to $0.
(e) Ambros shall have received the following documents, each of which shall be in full force and effect:
(i) a certificate dated the Closing Date and signed by the chief executive officer or chief financial officer of Werewolf, certifying to the effect that the conditions set forth in Sections 7.2(a), 7.2(b), and 7.2(c) have been satisfied;
(ii) the Werewolf Closing Financial Certificate, a draft of which shall have been provided at least fifteen (15) Business Days prior to the Closing, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by Ambros to verify and determine the information contained therein;
(iii) a written resignation, in a form reasonably satisfactory to Ambros, dated as of the Closing Date and effective as of the Effective Time, executed by each of the directors of Werewolf who are not to continue as directors of Werewolf after the Effective Time pursuant to Section 6.10(a)(ii) hereof;
(iv) the deliverable set forth on Section 7.2(e)(iv) of the Werewolf Disclosure Schedule; and
(v) the executed CVR Agreement.
7.3 Conditions Precedent to Obligations of Werewolf and Merger Sub. The obligations of Werewolf and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Werewolf and Merger Sub, at or prior to the Closing, of each of the following conditions:
(a) Each of the Ambros Fundamental Representations shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Ambros Capitalization Representations shall be true and correct on and as of immediately prior to the Effective Time with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Ambros contained in this Agreement (other than the Ambros Fundamental Representations and the Ambros Capitalization Representations) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have an Ambros Material Adverse Effect (without giving effect to any references therein to any Ambros Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Ambros Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
(b) Ambros shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.
(c) An Ambros Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.
(d) Ambros shall have delivered to Werewolf a certificate (the “Ambros Closing Certificate”), dated the Closing Date and signed by an executive officer of Ambros, certifying to the effect that (i) the conditions set forth in Sections 7.3(a), 7.3(b) and 7.3(c) have been satisfied and (ii) the information set forth in the Allocation Certificate delivered by Ambros in accordance with Section 6.13 is true and accurate in all respects as of the Closing Date.
(e) The Ambros Lock-Up Agreements shall be in full force and effect as of immediately following the Effective Time.

7.4 Frustration of Closing Conditions. Werewolf and Merger Sub may not rely on the failure of any conditions set forth in Sections 7.1 or 7.3 to be satisfied if the primary cause of such failure was the failure of Werewolf or Merger Sub to perform any of its obligations under this Agreement. Ambros may not rely on the failure of any conditions set forth in Sections 7.1 or 7.2 to be satisfied if a primary cause of such failure was the failure of Ambros to perform any of its obligations under this Agreement.
ARTICLE VIII
TERMINATION
8.1 Termination. This Agreement may be terminated, and the Merger and the Contemplated Transactions may be abandoned at any time prior to the Closing Date, whether before or (subject to the terms hereof) after approval of the Werewolf Stockholder Matters by Werewolf’s stockholders, unless otherwise specified below:
(a) by mutual written consent of Werewolf and Ambros;
(b) by either Werewolf or Ambros if the Merger shall not have been consummated by 5:00 p.m. Eastern Time on January 29, 2027 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to Werewolf or Ambros if such Party’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement (other than a breach by Werewolf of its obligations to maintain its Nasdaq listing under Section 6.8 notwithstanding Werewolf’s reasonable best efforts to comply with such obligations);
(c) by either Werewolf or Ambros if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to Werewolf or Ambros if such Party’s action or failure to act has been a principal cause of any such Governmental Authority issuing any such Order or taking any such other action;
(d) by Werewolf if the Required Ambros Stockholder Approval shall not have been obtained in accordance with the timeline set forth in Section 6.2(b); provided, however, that once the Required Ambros Stockholder Approval has been obtained, Werewolf may not terminate this Agreement pursuant to this Section 8.1(d); provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Werewolf where the failure to obtain the Required Ambros Stockholder Approval shall have been caused by the action or failure to act of Werewolf and such action or failure to act constitutes a material breach by Werewolf of this Agreement;
(e) by Ambros if (i) the Werewolf Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Werewolf’s stockholders shall have taken a final vote on the Werewolf Stockholder Matters, and (ii) the Werewolf Stockholder Matters shall not have been approved at the Werewolf Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Werewolf Stockholder Approval; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to Ambros where the failure to obtain the Required Werewolf Stockholder Approval shall have been caused by the action or failure to act of Ambros and such action or failure to act constitutes a material breach by Ambros of this Agreement;
(f) by Ambros (at any time prior to the approval of the Werewolf Stockholder Matters by the Required Werewolf Stockholder Approval) if a Werewolf Triggering Event shall have occurred;
(g) by Werewolf (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Ambros Stockholder Approval) if an Ambros Triggering Event shall have occurred;
(h) by Ambros, upon a material breach of any representation, warranty, covenant or agreement set forth in this Agreement by Werewolf or Merger Sub or if any representation or warranty of Werewolf shall have become inaccurate such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Ambros is not then in material breach of any representation, warranty, covenant or agreement under this Agreement, which breach by Ambros would cause any condition set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied; provided, further, that if such inaccuracy in Werewolf’s representations and warranties or breach by Werewolf or Merger Sub is curable by the Outside Date by Werewolf or Merger Sub, as applicable, then this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or inaccuracy until the earlier of (A) the Outside Date and (B) the expiration of a 30-day period commencing upon delivery of written notice from Ambros to Werewolf of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or inaccuracy if such breach by Werewolf or Merger Sub is cured prior to such termination becoming effective);
(i) by Werewolf, upon a material breach of any representation, warranty, covenant or agreement set forth in this Agreement by Ambros, or if any representation or warranty of Ambros shall have become inaccurate, in either case, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that neither Werewolf nor Merger Sub is then in material breach of any representation, warranty, covenant or agreement under this Agreement, which breach by Werewolf would cause any condition set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied; provided, further, that if such inaccuracy in Ambros’s representations and warranties or breach by Ambros is curable by the Outside Date by Ambros, then this Agreement shall not terminate pursuant to this Section 8.1(i) as a result of such particular breach or inaccuracy until the earlier of (A) the Outside Date and (B) the expiration of a 30-day period commencing upon delivery of written notice from Werewolf to Ambros of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 8.1(i) as a result of such particular breach or inaccuracy if such breach by Ambros is cured prior to such termination becoming effective);
(j) by Werewolf or Ambros if the Registration Statement shall not have been filed with the SEC by Werewolf by the date that is forty (40) days following the date hereof; provided, however, that the right to terminate this Agreement under this Section 8.1(j) shall not be available to either Party where the failure of the Registration Statement to have been filed with the SEC by such date shall have been caused by the action or failure to act of such Party and such action or failure to act constitutes a material breach by such Party of Section 6.1(a); and provided, further, that no Party shall terminate this Agreement pursuant to this Section 8.1(j) after the date on which the Registration Statement shall have been filed with the SEC in accordance with the terms and conditions of this Agreement;
(k) by Ambros (at any time prior to obtaining the Required Ambros Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 8.1(k), concurrently with Ambros entering into a definitive agreement for a Superior Offer (a “Permitted Alternative Agreement”) and after having paid or caused to be paid to Werewolf the Ambros Termination Fee pursuant to Section 8.3(b) (if Werewolf has provided written payment instructions therefor, and if not such amount shall have been paid as promptly as practicable thereafter); provided, however, that Ambros shall have complied with its obligations under Section 5.4 and Section 6.2 (including with respect to delivery of all required written notices); or
(l) by Ambros, (i) if the approval of the listing of shares of Werewolf Common Stock (and shares of Werewolf Common Stock issuable upon exercise of the Pre-Funded Warrants) on Nasdaq shall (a) have been denied by Nasdaq or (b) not have been obtained and the Ambros Board has determined, in good faith and after consultation with its outside counsel, that such approval is not reasonably likely to be obtained or (ii) if Werewolf Common Stock ceases to be listed on Nasdaq; provided, however, that the right to terminate this Agreement under this Section 8.1(l) shall not be available to Ambros if Ambros’ action or failure to act has been a principal cause of the failure of such approval being obtained and such action or failure to act constitutes a material breach of this Agreement.
The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 8.2, Section 8.3, and Article IX shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 8.3 shall not relieve any Party of any liability for Fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.
8.3 Expenses; Termination Fees.
(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Contemplated Transactions are consummated; provided, however, that Werewolf and Ambros shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of any filings with the SEC, including without limitation the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto, and paid to a financial printer or the SEC with respect to filing and registration fees.
(b) If this Agreement is terminated (i) by Werewolf due to an Ambros Board Adverse Recommendation Change pursuant to Section 8.1(g) or (ii) by Ambros pursuant to Section 8.1(k), then Ambros shall pay or cause to be paid to Werewolf a non-refundable fee in an amount equal to $20,000,000, which shall be paid, with respect to clause (i) of this sentence, within two (2) Business Days of delivering notice of termination in accordance therewith, and with respect to clause (ii) of this sentence, concurrently with the termination of this Agreement (the “Ambros Termination Fee”) by wire transfer of immediately available funds to an account designated by Werewolf. If (A) this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(i), (B) an Acquisition Proposal with respect to Ambros shall have been publicly announced, disclosed or otherwise communicated to Ambros or the Ambros Board at any time after the date of this Agreement but prior to the termination of this Agreement (which shall not have been withdrawn) and (C) within twelve (12) months after the date of such termination, Ambros enters into a definitive agreement with respect to, or consummates, an Acquisition Transaction, then Ambros shall pay the Ambros Termination Fee upon the earlier of entering into such definitive agreement or the consummation of such Acquisition Transaction. The Ambros Termination Fee is non-refundable and shall not be credited against any other payment.
(c) If this Agreement is terminated by Ambros pursuant to Section 8.1(f) , then Werewolf shall , within two (2) Business Days of delivering notice of termination in accordance therewith, pay Ambros the Werewolf Termination Fee. If (A) this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(e) or Section 8.1(h), (B) an Acquisition Proposal with respect to Werewolf shall have been publicly announced, disclosed or otherwise communicated to Werewolf or the Werewolf Board at any time after the date of this Agreement but prior to the termination of this Agreement (which shall not have been withdrawn) and (C) within twelve (12) months after the date of such termination, Werewolf enters into a definitive agreement with respect to, or consummates, an Acquisition Transaction, then Werewolf shall pay Ambros the Werewolf Termination Fee upon the earlier of entering into such definitive agreement or the consummation of such Acquisition Transaction. As used herein, the “Werewolf Termination Fee” means a non-refundable fee in an amount equal to $1,900,000 (together with the Ambros Termination Fee, the “Termination Fees”), payable by wire transfer of immediately available funds to an account designated by Ambros. The Werewolf Termination Fee is non-refundable and shall not be credited against any other payment.

(d) If this Agreement is terminated by either Party pursuant to Section 8.1(j) under the circumstances described in Section 8.3(d) of the Ambros Disclosure Schedule, then Ambros shall reimburse Werewolf for up to $2,000,000 of reasonable and documented out-of-pocket costs and expenses (including reasonable and documented fees and disbursements of counsel) incurred in connection with the Contemplated Transactions by Werewolf during the period from and after the date hereof until such termination, which payment therefor shall be made by Ambros within ten (10) Business Days following the receipt of written notice of request therefor from Werewolf (attaching the documentation of such costs and expenses) following such termination in accordance therewith.
(e) If either Party fails to pay when due the Termination Fee owed by it under this Section 8.3, then (i) such Party shall further reimburse the other Party for any additional reasonable and documented out-of-pocket costs and expenses (including reasonable and documented fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 8.3 and (ii) the defaulting Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the United States “prime rate” as published in the Wall Street Journal or any successor thereto in effect on the date such overdue amount was originally required to be paid.
(f) The Parties agree that, subject to Section 8.2, the payment of the Termination Fee set forth in this Section 8.3 shall be the sole and exclusive remedy of a Party following a termination of this Agreement by the other Party, it being understood that in no event shall the Party required to pay the individual fees or damages payable pursuant to this Section 8.3 be required to pay on more than one occasion. Subject to Section 8.2, following the termination of this Agreement under the circumstances described in this Section 8.3 and the payment of the fees set forth in this Section 8.3, (i) each Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the terminating Party or obtain any recovery, judgment or damages of any kind against the terminating Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of the terminating Party) in connection with or arising out of this Agreement or the termination thereof or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against the terminating Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 8.3(f) shall limit the rights of any Party under Section 9.10.
(g) Each of the Parties acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the Contemplated Transactions, (ii) the Ambros Termination Fee represents a good faith, fair estimate of the damages that Werewolf and its Affiliates would suffer upon termination of the Agreement, (iii) the Werewolf Termination Fee represents a good faith, fair estimate of the damages that Ambros and its Affiliates would suffer upon termination of the Agreement, (iv) without these agreements, the Parties would not enter into this Agreement and (v) any amount payable pursuant to this Section 8.3 is not a penalty, but rather is liquidated damages which shall not require Werewolf or Ambros or any other Person to prove actual damages.
ARTICLE IX
GENERAL PROVISIONS
9.1 Non-Survival of Representations and Warranties. The representations and warranties and those covenants that by their terms terminate at the Effective Time of Ambros, Merger Sub and Werewolf contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article IX shall survive the Effective Time.
9.2 Amendment. This Agreement may be amended with the approval of the respective Ambros Board, the Werewolf Board, and the board of directors of Merger Sub at any time (whether before or after obtaining the Required Ambros Stockholder Approval and the Required Werewolf Stockholder Approval); provided, however, that after any such approval of this Agreement by a Party’s stockholders or members (including the Required Ambros Stockholder Approval and the Required Werewolf Stockholder Approval), no amendment shall be made which by Law requires further approval of such stockholders or members without the further approval of such stockholders or members. Prior to the Closing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of Ambros, Merger Sub and Werewolf.
9.3 Waiver.
(a) Any provision hereof applicable to a Party may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
9.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
9.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 9.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.
9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
9.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Werewolf or Merger Sub:

Werewolf Therapeutics, Inc.
303 Wyman Street, Suite 300
Waltham, MA 02451
Attention: Legal Department
Email: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP
60 State Street
Boston, MA 02109
Attention: [***]
Email: [***]

if to Ambros:

Ambros Therapeutics, Inc.
18575 Jamboree Road, Suite 275-S
Irvine, California 92612
Attention: Legal Department
Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP
55 Hudson Yards
New York, NY 10001
Attention: [***]
Email: [***]

9.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
9.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. For avoidance of doubt, the right to specific performance hereunder shall include the right of (i) a Party to cause the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement and (ii) Ambros to enforce Werewolf’s obligations under Section 6.3(e) notwithstanding the occurrence of a Werewolf Board Adverse Recommendation Change.
9.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

AMBROS THERAPEUTICS, INC.

By:	/s/ Joseph P. Hagan
Name:	Joseph P. Hagan
Title:	Chief Executive Officer

WEREWOLF THERAPEUTICS, INC.

By:	/s/ Daniel J. Hicklin
Name:	Daniel J. Hicklin
Title:	President and Chief Executive Officer

WAVE ATLANTIS MERGER SUB, INC.

By:	/s/ Daniel J. Hicklin
Name:	Daniel J. Hicklin
Title:	President

Exhibit A

Form of Werewolf Stockholder Support Agreement

Exhibit B

Form of Ambros Stockholder Support Agreement

Exhibit C

Form of Ambros Lock-Up Agreement

Exhibit D

Form of Ambros Stockholder Written Consent

Exhibit E

Form of Securities Purchase Agreement

Exhibit F

Form of CVR Agreement

Exhibit G

Form of Merger Pre-Funded Warrant

Schedule 1

Werewolf Supporting Stockholders

Schedule 2

Ambros Supporting Stockholders

Schedule 3

Legacy Assets

Annex B
CONTINGENT VALUE RIGHTS AGREEMENT
THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [•], 202[•] (this “Agreement”), is entered into by and among WEREWOLF THERAPEUTICS, INC., a Delaware corporation (“Werewolf”), and [•] (the “Rights Agent” and, collectively with Werewolf, the “Parties”).
RECITALS
WHEREAS, Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”), Werewolf, and Wave Atlantis Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Werewolf (“Merger Sub”) have entered into an Agreement and Plan of Merger dated as of August 21, 2026 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Ambros (the “Merger”), with Ambros surviving the Merger as a wholly owned subsidiary of Werewolf; and
WHEREAS, in accordance with the Merger Agreement, Werewolf will issue and distribute to each of the holders of Werewolf Common Stock of record as of the close of business on the last Business Day prior to the Effective Time, by way of a dividend or distribution consistent with the Merger Agreement, one CVR (as defined below) for each share of Werewolf Common Stock held by such holder, with each CVR representing the right to receive non-transferable contingent cash payments in respect of each Legacy Asset Agreement (as defined below) as hereinafter described.
NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the Parties agree, for the proportionate benefit of all Holders (as defined below), as follows:
1. DEFINITIONS; CERTAIN RULES OF CONSTRUCTION
1.1 Definitions. Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement, unless expressly set forth otherwise herein. As used in this Agreement, the following terms will have the following meanings:
“Board of Directors” means the board of directors of Werewolf following consummation of the transactions contemplated by the Merger Agreement.
“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of Werewolf to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.
“CVR Payment Period” means an annual period (or portion thereof) beginning on the Effective Time and ending on December 31 of any given calendar year during the CVR Period; provided, that if the last CVR Payment Period would end subsequent to the expiration of the CVR Period, such CVR Payment Period will end on the Expiration Date.
“CVR Payment Amount” means an amount equal to one hundred percent (100%) of the Net Proceeds actually received, without duplication, in respect of any Legacy Asset pursuant to any Legacy Asset Agreement by any Payment Obligor from or on behalf of any Legacy Asset Counterparty.
“CVR Payment Date” means, with respect to any CVR Payment Period, no later than thirty (30) days following expiration of such CVR Payment Period; provided that if the aggregate Net Proceeds for such CVR Payment Period (together with any Net Proceeds carried forward from prior CVR Payment Periods pursuant to the definition of “Net Proceeds”) is less than $1,000,000, no CVR Payment Amount shall be due and payable with respect to such CVR Payment Period, and instead such Net Proceeds shall be carried forward and added to the Net Proceeds for the subsequent CVR Payment Period(s) until (i) the aggregate Net Proceeds (after giving effect to all such carried-forward amounts) equal or exceed $1,000,000 or (ii) the last CVR Payment Period of the CVR Period, at which point the CVR Payment Date shall occur no later than thirty (30) days following the end of the CVR Period regardless of whether such $1,000,000 threshold has been met.
“CVR Period” means the period beginning at the Effective Time and ending on the Expiration Date.
“CVRs” means the right to receive contingent cash payments with respect to a Legacy Asset Agreement pursuant to this Agreement and the Merger Agreement.

“Disposition Period” means the period beginning at the Effective Time and ending on the date that is twelve (12) months following the Effective Time.
“DTC” means The Depository Trust Company or any successor thereto.
“Expiration Date” means [•]1.
“Gross Proceeds” means, without duplication, for any CVR Payment Period, the sum of all Cash and Cash Equivalents actually paid to the relevant Payment Obligor or received by any Payment Obligor under the Legacy Asset Agreement(s), in each case, solely to the extent attributable to one or more Legacy Asset(s); provided that the following shall be excluded from Gross Proceeds: (a) any amount paid by or on behalf of a Legacy Asset Counterparty in respect of goods or services, including for the conduct of research, development or manufacturing activities, amounts paid to purchase any goods, or amounts to reimburse or pay third parties for the cost of goods or services, including research, development, clinical, regulatory, commercialization, patent or manufacturing activities being conducted by a third party on behalf of Werewolf, or any other Affiliate of Werewolf; (b) any amounts paid by or on behalf of a Legacy Asset Counterparty for payment or reimbursement of patent prosecution, defense, enforcement and maintenance and other related expenses; (c) any consideration received by a Payment Obligor under a Legacy Asset Agreement after the Expiration Date; (d) any benefits, rights or value received pursuant to a Legacy Asset Agreement that are allocable or attributable to a right or asset other than a Legacy Asset that is disposed under a Legacy Asset Agreement; (e) profit-share, revenue-share, or similar participation payments; and (f) other ancillary, indirect or incidental benefits, rights or value received in connection with or arising out of a Legacy Asset Agreement. For the avoidance of doubt, equity securities shall constitute Gross Proceeds only to the extent such equity securities are listed and freely tradeable on a national securities exchange as of the date of receipt thereof by the relevant Payment Obligor, in which case the value of such equity securities shall be determined based on the volume-weighted average closing price of such equity securities on such national securities exchange for the five (5) trading days ending on the trading day immediately prior to the date of receipt thereof; and no other non-cash property or consideration (including debt securities, equity securities that are not so listed and freely tradeable, or other in-kind consideration) received by any Payment Obligor shall constitute Gross Proceeds at any time. For clarity, Gross Proceeds shall include, without duplication, all amounts received by Werewolf or any of its Subsidiaries prior to the Effective Time pursuant to any Legacy Asset Transaction consummated prior to the Closing, and all such amounts shall be deemed to have been received in the first CVR Payment Period of the CVR Period; provided, however, that all of such amounts should be excluded from Gross Proceeds if any value was ascribed to such amounts in reaching a determination (including but not limited to the calculation of Net Cash pursuant to Section 2.8 of the Merger Agreement) as to the consideration to be payable pursuant to the Merger Agreement.
“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.
“Legacy Asset” means each of Werewolf’s conditionally activated INDUKINE programs referred to as WTX-124 and WTX-330, including any and all and related clinical and preclinical assets (e.g., all molecules and sequences identified in the programs), in each case to the extent owned by Werewolf as of the date of the Merger Agreement and still owned by Werewolf as of the Closing.
“Legacy Asset Agreement” means any agreement or series of agreements entered into during the period beginning on the date of the Merger Agreement and ending upon the expiration of the Disposition Period between, on the one hand, Werewolf, Ambros or any other Affiliate of Werewolf, and, on the other hand, any other Person, under which Werewolf, Ambros or any other Affiliate of Werewolf consummates a Legacy Asset Transaction.
“Legacy Asset Consultant” means the consultant engaged pursuant to Section 2.5(c) of the Merger Agreement.
“Legacy Asset Counterparty” means any Person that is party to any Legacy Asset Agreement, other than Werewolf, Ambros or any other Affiliate of Werewolf.
“Legacy Asset Transaction” means any sale, license, sublicense, transfer, assignment, disposition, divestiture, out-license, or other monetization of any or all of the Legacy Assets.
“Net Proceeds” means, for each CVR Payment Period during the CVR Period, the aggregate Gross Proceeds attributable to all Legacy Assets for such CVR Payment Period minus the aggregate Permitted Deductions for such
[1]	Note to Draft: To be the date that is three (3) years from the date of Closing.

CVR Payment Period, in each case as calculated in a manner consistent with GAAP. Net Proceeds shall be calculated on an aggregate basis across all Legacy Assets (and not on a Legacy Asset-by-Legacy Asset basis), such that Permitted Deductions attributable to any Legacy Asset may be applied against Gross Proceeds attributable to any other Legacy Asset; provided that any Permitted Deductions in excess of aggregate Gross Proceeds for any CVR Payment Period shall be carried forward and applied against aggregate Gross Proceeds in subsequent CVR Payment Periods. For clarity, if any of the applicable Gross Proceeds or Permitted Deductions are not in U.S. dollars, currency conversion to U.S. dollars shall be made by using the exchange rate published by Bloomberg on the date of receipt of such Gross Proceeds or date of payment of relevant Permitted Deductions, as applicable.
“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Werewolf, in his or her capacity as such an officer, and delivered to the Rights Agent.
“Payment Obligor” means Werewolf or any Affiliate of Werewolf, or any of their respective successors (including any Assignee) or Affiliates.
“Permitted Deductions” means the sum of, without duplication of any deductions listed below or exclusions from Gross Proceeds, the following costs or expenses or amounts with respect to a particular CVR Payment Period.
(a) any applicable Taxes (including but not limited to any applicable value added, transfer, stamp, withholding or sales taxes) imposed on Gross Proceeds and payable by Werewolf or any of its Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period) and any income or other Taxes payable by Werewolf or any of its Affiliates that would not have been incurred by Werewolf or its Affiliates but for the Gross Proceeds having been received or accrued by Werewolf or its Affiliates; provided that for purposes of calculating income Taxes incurred by Werewolf or its Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed (i) assuming that the only items of gross income of Werewolf or its Affiliates are the applicable items of Gross Proceeds (for the avoidance of doubt, assuming that such items of Gross Proceeds are includable in the taxable income of Werewolf or its Affiliates, as applicable, no later than the taxable year that includes the corresponding CVR Payment Amount), (ii) assuming that the only items of expenses, losses, credits or other deductions of Werewolf or its Affiliates are (1) those items of expense, loss, credit and deduction (including net operating loss carryforwards or other Tax attributes) of Werewolf or its Affiliates existing as of immediately prior to the Effective Time for U.S. federal income tax purposes and applicable state and local income tax purposes that are actually usable by Werewolf or its Affiliates, as applicable, in the tax year of receipt of the applicable items of Gross Proceeds, to the extent such net operating loss carryforwards and other items are permitted by applicable Law to be, and are, taken as a deduction in such taxable year (for the sake of clarity, (A) taking into account any limits on the usability of such attributes, including under Section 382 of the Code as reasonably determined by a nationally recognized tax advisor, including, but not limited to, as a result of the transactions contemplated by the Merger Agreement and (B) excluding any net operating losses or other Tax attributes generated by (x) Werewolf or its Affiliates after the Effective Time, including by reason of any acquisition after the Closing, or (y) Ambros, the Surviving Corporation or any of their respective Subsidiaries before, on or after the Effective Time) and (2) those items of expense, loss, credit and deduction of Werewolf or its Affiliates that arise from any Permitted Deduction, (iii) all such items of Gross Proceeds are taxed in the hands of Werewolf or its Affiliates, as applicable, at the highest applicable marginal income or other similar U.S. federal, state, local and non-U.S. tax rate applicable to Werewolf and its Affiliates (as applicable) and (iv) without regard to whether any income Taxes are actually paid or payable by Werewolf or any of its Affiliates as a result of joining in the filing of any consolidated, combined, unitary or similar Tax Return that includes Ambros, the Surviving Corporation or any of their respective Subsidiaries (for the avoidance of doubt, to the extent that a Tax attribute of Ambros or any of its Subsidiaries is used by the group to reduce a tax payable, Werewolf and its Affiliates shall be deemed to have paid that Tax liability, and any amounts computed pursuant to this clause (a) shall be deemed to have been paid or payable and remitted by a Payment Obligor in the CVR Payment Period in which the related Gross Proceeds are included in Gross Proceeds); provided, further that, with respect to any Legacy Asset Transaction consummated prior to the Effective Time, including any such Legacy Asset Transaction consummated on the Closing Date but prior to the Effective Time, each amount in respect of Taxes described in this clause (a) that is attributable to proceeds included in Gross Proceeds shall, to the extent not taken into account in the determination of Final Werewolf

Net Cash, be deemed to have been paid or remitted by a Payment Obligor and shall constitute a Permitted Deduction for the first CVR Payment Period (for this purpose, an amount shall be treated as having been taken into account in Final Werewolf Net Cash only to the extent it resulted in a dollar-for-dollar reduction in Final Werewolf Net Cash, whether through a reduction of Werewolf’s Cash and Cash Equivalents or as a separate deduction, reserve, accrual, funding amount, holdback, offset or other adjustment in the calculation of Final Werewolf Net Cash);
(b) any documented internal or out-of-pocket costs and expenses actually paid by Werewolf or any of its Affiliates reasonably allocable to one or more Legacy Asset(s), including any losses paid or payable by Werewolf or any of its Affiliates arising out of any third-party claims, demands, actions or other proceedings relating to or in connection with any Legacy Asset Transaction, including indemnification obligations of Werewolf or any of its Affiliates set forth in any Legacy Asset Agreement, technology transfer costs, litigation costs, contractual expenses or any costs in respect of head licenses for sublicensed technology and the development or prosecution, maintenance or enforcement by Werewolf or any of its Subsidiaries of intellectual property rights but excluding any costs related to a breach of this Agreement, including costs incurred in litigation in respect of the same; provided that internal costs for a particular activity shall only include the direct personnel and other incremental costs actually paid by Werewolf or its Affiliates in performing such activity under such Legacy Asset Agreement, and shall exclude (i) all general and administrative expenses, corporate overhead, shared services costs and any indirect or allocated costs (including finance, executive management, legal, human resources, IT, facilities, insurance and similar corporate functions), (ii) depreciation, amortization and other non-cash expenses, (iii) any recovery or allocation of capital expenditures or capitalized costs; provided, that, as determined in accordance with the Wind-Down Expense Determination Procedures, any Wind-Down Estimated Expenses that will no longer be incurred as a direct result of such disposition shall be added back in the calculation of Net Proceeds;
(c) any documented internal and out-of-pocket costs and expenses actually paid by Werewolf or any of its Affiliates in connection with business development related efforts with respect to the Legacy Asset(s), including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, legal costs, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto (but excluding any costs or expenses previously deducted from Gross Proceeds), in each case as incurred by or on behalf of, or approved in advance by, the Legacy Asset Consultant;
(d) any documented expenses actually paid by Werewolf or any of its Affiliates in maintaining, enforcing, defending and filing patents covering the Legacy Assets until the expiration of the CVR Period, or to preserve or ready the Legacy Assets for disposition, including costs of maintaining the Legacy Assets, master cell banks, regulatory filings and intellectual property in existence as of the Closing Date;
(f) any Costs or Liabilities incurred by Werewolf or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Legacy Asset or Legacy Asset Agreement;
(f) any documented fees and expenses of the Rights Agent and the Legacy Asset Consultant; and
(g) any other documented out-of-pocket costs incurred by or on behalf of, or approved in advance by, the Legacy Asset Consultant.
“Permitted Transfer” means a transfer of CVRs (a) on death of a Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in nominee form, from a nominee to the applicable beneficial owner (through an intermediary if applicable) or from a nominee to another nominee for the same beneficial owner, to the extent allowable by the Rights Agent; (f) a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (g) to Werewolf for any or no consideration.

“Requisite Holders” means the Holders holding not less than ten percent (10%) of the then-outstanding CVRs.
“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.
“Wind-Down Expense Determination Procedures” means, following any disposition of any Legacy Asset, a determination mutually agreed in good faith by Werewolf and the Legacy Asset Consultant that a Wind-Down Estimated Expense will no longer be incurred as a direct result of the wind-down of such Legacy Asset. In the event there is a dispute, Werewolf and the Legacy Asset Consultant shall cooperate in good faith to resolve such dispute as promptly as practicable, and any such resolution shall be final, conclusive and binding for all purposes hereunder. In the event the Werewolf and the Legacy Asset Consultant are unable to resolve any such dispute within 30 days of such disposition, or such longer period as Werewolf and the Legacy Asset Consultant shall mutually agree in writing, such dispute shall be resolved in accordance with the procedures set forth in Section 2.8(b) through Section 2.8(e) of the Merger Agreement, mutatis mutandis, and shall become final, conclusive and binding for all purposes hereunder in accordance with such procedures.
1.2 Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) references to a Section means a Section of this Agreement unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (f) all references to dollars or “$” refer to United States dollars and (g) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subjects of the conjunction are mutually exclusive. For clarity, the Parties agree that the phrase “adverse” when used in this Agreement with respect to the Holders includes any amendment or other action, as applicable, that does or would be reasonably expected to reduce, eliminate, or delay (y) any payment to the Holders under this Agreement by more than de minimis amounts, or (z) any payment to Werewolf or its successors or their Subsidiaries under any Legacy Asset Agreement that would constitute a CVR Payment Amount by more than de minimis amounts.
2. CONTINGENT VALUE RIGHTS
2.1 CVRs; Appointment of Rights Agent.
(a) As provided in the Merger Agreement, at the Effective Time, Werewolf shall issue and distribute, by way of a dividend or distribution consistent with the Merger Agreement , one CVR for each share of Werewolf Common Stock held of record as of the close of business on the last Business Day prior to the Effective Time (less applicable withholding Taxes). Each CVR represents the contingent right of a Holder to receive the CVR Payment Amount with respect to any Legacy Asset Agreement, divided by the number of then-outstanding CVRs pursuant to this Agreement, to be paid in accordance with this Agreement. The initial Holders will be determined in accordance with the Merger Agreement.
(b) Werewolf hereby appoints the Rights Agent to act as rights agent for Werewolf as contemplated hereby in accordance with the express terms and conditions set forth in this Agreement (and no implied terms or conditions), and the Rights Agent hereby accepts such appointment.
2.2 Nontransferable. The CVRs will not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.
2.3 No Certificate; Registration; Registration of Transfer; Change of Address.
(a) The CVRs will be issued in book entry format and will not be evidenced by a certificate or other instrument.
(b) The Rights Agent will keep a register (the “CVR Register”) for the purpose of registering CVRs and transfers of CVRs as permitted herein. The CVR Register will initially show one position for Cede & Co. representing all the shares of Werewolf Common Stock held by DTC on behalf of the street name holders or beneficial owners of the shares of Werewolf Common Stock held by or beneficially owned by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders or beneficial owners with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders or beneficial owners in accordance with Section 2.3.
(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent, duly executed by the Holder thereof or the Holder’s attorney duly authorized in writing, personal representative or survivor and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. No service charge shall be made for any registration of transfer of a CVR, but Werewolf or the Rights Agent, as applicable, may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid or will be paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Werewolf and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio.
(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.
2.4 Payment Procedures.
(a) If a Legacy Asset Agreement is entered into during the Disposition Period, then Werewolf shall promptly deliver to the Rights Agent written notice indicating that a Legacy Asset Agreement has been entered into and a copy of the Legacy Asset Agreement and any ancillary agreements thereto.
(b) On or before each CVR Payment Date, with respect to any Legacy Asset Agreement, Werewolf will deliver to the Rights Agent (i) a notice (in each case, a “CVR Payment Notice”) indicating (A) that the Holders are entitled to receive one or more payments with respect to Net Proceeds from the applicable Legacy Asset Agreement, (B) the source and trigger event for such payment of such Net Proceeds under the applicable Legacy Asset Agreement, and (C) the Gross Proceeds, Net Proceeds and any Permitted Deductions, with reasonable supporting detail for such Permitted Deductions, as applicable, (ii) an Officer’s Certificate certifying such calculation and (iii) any letter of instruction reasonably required by the Rights Agent. On or before any CVR Payment Date, Werewolf shall, in accordance with Section 4.2, transfer to the Rights Agent by wire transfer of immediately available funds to an account designated by the Rights Agent an amount of cash equal to the applicable CVR Payment Amount for such CVR Payment Date payable to the Holders on account of all CVRs in respect of such Net Proceeds under the applicable Legacy Asset Agreement. All payments made by Werewolf hereunder shall be made in U.S. dollars. For the avoidance of doubt, Werewolf shall have no further liability in respect of the relevant CVR Payment Amount upon delivery of such CVR Payment Amount in accordance with this Section 2.4(b) and the satisfaction of each of Werewolf’s obligations set forth in this Section 2.4(b).
(c) The Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of any CVR Payment Notice (each such date, a “CVR Notice Date”), send each Holder at its registered address a copy of the applicable CVR Payment Notice. At the time the Rights Agent sends a copy of such CVR Payment Notice to the Holders, the Rights Agent will also pay the applicable CVR Payment Amount to the Holders, with each Holder receiving an amount equal to the product of A * B where “A” equals the quotient of (i) the applicable CVR Payment Amount in respect of the applicable Net Proceeds under the applicable Legacy Asset Agreement, divided by (ii) the then-outstanding number of CVRs held by all Holders, and “B” equals the number of CVRs held by such Holder as reflected on the CVR Register, by check mailed to the address of each Holder as reflected in the CVR Register, in each case, as of the close of business on the last Business Day prior to such CVR Notice Date.
(d) In addition to any Permitted Deductions, Werewolf and its Affiliates and the Rights Agent shall be entitled to deduct or withhold, or cause to be deducted and withheld, from any amounts required to be paid or distributed under this Agreement (including any CVR Payment Amount otherwise payable or otherwise deliverable pursuant to this Agreement), such amounts as are reasonably determined to be required to be deducted or withheld with respect to the making of such payment or distribution (including in respect of the distribution of CVRs) under the Code or any other provision of any applicable federal, state, local or non-U.S. Tax Law. To the extent such amounts are so deducted or withheld and paid over or deposited with the relevant Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Holder(s) to whom such amounts would otherwise have been paid or delivered. Werewolf shall instruct the Rights Agent to use commercially reasonable efforts to solicit from such Holder any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) a reasonable amount of time prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder in order to provide the opportunity for the Holder to provide such Tax forms in order to avoid or reduce such withholding amounts.
(e) Any portion of any CVR Payment Amount that remains undistributed to the Holders six (6) months after an applicable CVR Notice Date will be delivered by the Rights Agent to Werewolf, upon demand, and any Holder will thereafter look only to Werewolf for payment of such CVR Payment Amount, without interest.
(f) Neither Werewolf nor the Rights Agent will be liable to any person in respect of any CVR Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite Werewolf’s and the Rights Agent’s reasonable best efforts to deliver a CVR Payment Amount to the applicable Holder, any CVR Payment Amount has not been paid prior to one (1) year after an applicable CVR Notice Date, as applicable (or immediately prior to such earlier date on which the CVR Payment Amount would otherwise escheat to or become the property of any Governmental Authority), any such CVR Payment Amount will, to the extent permitted by applicable Law, become the property of Werewolf, free and clear of all claims or interest of any person previously entitled thereto.
(g) For all U.S. federal and applicable state and local income Tax purposes the Parties agree to treat (i) the CVRs issued pursuant to the Pre-Closing Distribution as a distribution of property by Werewolf with respect to the Werewolf Common Stock to which Section 301 of the Code applies, and not as consideration paid or received in connection with the Merger and (ii) any CVR Payment Amount as a contractual payment pursuant to the rights afforded by this Agreement to the Holder and not as a distribution by Werewolf in respect of Werewolf Common Stock. Each of the Parties shall, and shall cause their respective Affiliates to, report such treatment consistently on all U.S. federal and applicable state and local income Tax Returns and shall not take any position inconsistent therewith for such Tax purposes, except as otherwise required by a final determination within the meaning of Section 1313(a) of the Code or applicable Law. Consistent with the tax treatment described in this Section 2.4(g), Werewolf will send, or cause to be sent, IRS Forms 1099-DIV to all Holders notifying them of the portion of the CVR value that is a nondividend distribution (or a dividend to the extent of Werewolf’s current or accumulated earnings and profits) for U.S. federal income Tax purposes. Werewolf (but not Ambros) will independently retain and pay for the services of a third-party valuation firm to determine the fair market value of the CVRs and Werewolf will utilize such fair market value for purposes of all Tax reporting (including on IRS Forms 1099-DIV) with respect to the CVRs.
2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in Werewolf.
(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.
(b) The CVRs will not represent any equity or ownership interest in Werewolf or in any constituent company to the Merger. The sole right of the Holders to receive property hereunder is the right to receive CVR Payment Amount, if any, in accordance with the terms hereof.
(c) Neither Werewolf or its directors and officers nor Ambros or its directors and officers will be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement or the CVRs.
(d) It is further acknowledged and agreed that neither Ambros nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(d) is an essential and material term of this Agreement.
2.6 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Werewolf without consideration therefor. Nothing in this

Agreement is intended to prohibit Werewolf or any of its Affiliates from offering to acquire or acquiring CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Werewolf or any of its Affiliates (including Ambros) shall be automatically deemed extinguished and no longer outstanding or entitled to the CVR Payment Amount for purposes of this Agreement, or to count for the purpose of any vote or determination of the Holders for purposes of this Agreement.
3. THE RIGHTS AGENT
3.1 Certain Duties and Responsibilities.
(a) Prior to the occurrence of an Event of Default, and after the curing or waiving of all such Events of Default which may have occurred, the Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful or intentional misconduct, bad faith or gross negligence. If an Event of Default has occurred (which has not been cured or waived), the Rights Agent shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise, as a reasonably prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. No provision of this Agreement will require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.
(b) The Holders, acting by the written consent of the Requisite Holders, may direct the Rights Agent to act on behalf of the Holders in enforcing any of their rights hereunder. The Rights Agent shall be under no obligation to institute any action, suit or proceeding, or to take any other action likely to result in the incurrence of material expenses by the Rights Agent, unless such acting Holders (on behalf of all Holders) shall furnish the Rights Agent with reasonable security and indemnity for all reasonable, necessary and documented out-of-pocket costs and expenses that may be incurred. All rights of action under this Agreement may be enforced by the Rights Agent, any action, suit or proceeding instituted by the Rights Agent shall be brought in its name as the Rights Agent and any recovery in connection therewith shall be for the proportionate benefit of all the Holders, as their respective rights or interests may appear.
3.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:
(a) the Rights Agent may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;
(b) whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence or willful or intentional misconduct on its part, request and rely upon an Officer’s Certificate with respect to such matter;
(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;
(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;
(e) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;
(f) Werewolf agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable, necessary and out-of-pocket costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct; and

(g) Werewolf agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by Rights Agent and Werewolf on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than (a) taxes imposed on or measured by the Rights Agent’s net income and franchise or similar taxes imposed on it (in lieu of net income taxes), (b) taxes imposed due to the Rights Agent’s connection with the jurisdiction imposing such taxes (other than any connection caused solely by this Agreement or the Rights Agent performing, enforcing or receiving payments under this Agreement), or (c) any withholding taxes imposed due to the failure of the Rights Agent to provide any form, document or certificate that would have reduced or eliminated the amount of such withholding taxes). The Rights Agent will also be entitled to reimbursement from Werewolf for all reasonable, necessary and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder.
3.3 Resignation and Removal; Appointment of Successor.
(a) The Rights Agent may resign at any time by giving written notice thereof to Werewolf and the Holders specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified, but in no event shall such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Werewolf has the right to remove Rights Agent at any time by a Board Resolution specifying a date when such removal will take effect. Notice of such removal will be given by Werewolf to Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified, but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4.
(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Werewolf, by a Board Resolution, will promptly appoint a qualified successor Rights Agent in accordance with Section 3.3(d) and who may not be an Affiliate (including a director or officer) of Werewolf. Notwithstanding the foregoing, if Werewolf shall fail to make such appointment within a period of sixty (60) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed in accordance with this Section 3.3(b) will, upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.
(c) Werewolf will give notice to each Holder of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Werewolf fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Werewolf. Failure to give any notice provided for in this Section 3.3(c), however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.
(d) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Requisite Holders, Werewolf shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.
3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to Werewolf and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Werewolf or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts and duties of the retiring Rights Agent.
4. COVENANTS
4.1 List of Holders. Werewolf will furnish or cause to be furnished to the Rights Agent in such form as Werewolf receives from Werewolf’s transfer agent (or other agent performing similar services for Werewolf) and in a form reasonably satisfactory to the Rights Agent, the names and addresses of the Holders within fifteen (15) Business Days after the Effective Time.

4.2 Payment of CVR Payment Amounts. Werewolf will promptly deposit with the Rights Agent, for payment to each Holder, the applicable CVR Payment Amount, if any, prior to or on the applicable CVR Notice Date.
4.3 Legacy Asset Consultant.
(a) Appointment. Upon the Closing, Werewolf shall appoint the Legacy Asset Consultant which shall be mutually agreed upon by, and pursuant to an agreement on terms and conditions, acceptable to, Werewolf and Ambros prior to the Closing with the sole purpose of assisting with the marketing, monetization and disposition of the Legacy Assets during the Disposition Period. The Legacy Asset Consultant’s efforts under Section 4.4 are the sole efforts required during the Disposition Period or CVR Period; Werewolf has no independent obligation to use efforts to market, monetize or dispose of the Legacy Assets. Werewolf shall, and shall cause its Subsidiaries to, reasonably cooperate with the Legacy Asset Consultant in connection with the foregoing, including by providing the Legacy Asset Consultant with periodic reporting on information reasonably requested by of the Legacy Asset Consultant for purposes of its Legacy Asset monetization efforts during the Disposition Period; provided that such cooperation shall not require Werewolf or any of its Subsidiaries to (i) disclose information subject to attorney-client privilege or other applicable privilege or protection, (ii) breach any confidentiality obligation owed to a third party, or (iii) take any action that would unreasonably disrupt its normal business operations. Werewolf shall not, and Werewolf shall cause its Subsidiaries not to, take any action or forego taking any action for the primary purpose of delaying, preventing or minimizing the CVR Payment Amounts contemplated hereunder.
(b) Scope of Authority. The Legacy Asset Consultant shall be responsible for assisting Werewolf in (i) marketing and negotiating the sale, license, sublicense, transfer, assignment, disposition, divestiture, out-license, or other monetization of the Legacy Assets, (ii) the performance of any obligations or enforcement of any rights under any Legacy Asset Agreement, (iii) the conversion of any equity securities that are listed and freely tradeable on a national securities exchange and which have been received pursuant to a Legacy Asset Agreement into Cash and Cash Equivalents, and (iv) reviewing and, where required under this Agreement, approving costs and expenses proposed to be deducted from Gross Proceeds as Permitted Deductions. For the avoidance of doubt, the Consultant shall serve solely as a consultant to Werewolf and shall have no authority to bind the Company or act as an officer, employee or agent of the Company. Werewolf shall not enter into any Legacy Asset Agreement without the prior written consent of the Legacy Asset Consultant.
(c) Approval of Certain Permitted Deductions. With respect to any cost or expense for which paragraph (c) of the definition of “Permitted Deductions” requires that such cost or expense be incurred by or on behalf of, or approved in advance by, the Legacy Asset Consultant, Werewolf shall submit to the Legacy Asset Consultant a written request describing the nature, amount and purpose of such cost or expense, together with reasonable supporting documentation. The Legacy Asset Consultant shall respond to any such request within fifteen (15) Business Days of receipt, and any such cost or expense not affirmatively objected to by the Legacy Asset Consultant in writing within such period shall be deemed approved. If the Legacy Asset Consultant objects to a proposed cost or expense, Werewolf and the Legacy Asset Consultant shall negotiate in good faith to resolve such objection; if they are unable to do so within fifteen (15) Business Days, either Werewolf or the Legacy Asset Consultant may refer the disputed item for resolution by an independent third-party expert mutually agreed by Werewolf and the Legacy Asset Consultant, whose determination shall be final and binding on the Parties absent manifest error, with the costs of such expert shared equally by Werewolf and the Holders (borne, in the case of the Holders, as a Permitted Deduction).
(a) During the CVR Period, upon the reasonable written request from Werewolf, the Legacy Assets Consultant shall prepare and deliver to the Werewolf a written update in reasonable detail describing the progress, status and anticipated trajectory of efforts related to, the Legacy Assets (including status updates on negotiations related to potential Legacy Asset Agreements not yet executed and the conduct of any material development and commercialization activities pertaining to the Legacy Assets and (ii) any CVR Payment Amounts paid or payable (including expectations around upcoming payments and the timing thereof), in each case up to one time per each fiscal quarter of each calendar year.
(d) Removal and Replacement. The Legacy Asset Consultant may be removed and replaced only upon the mutual written agreement of Werewolf and the Requisite Holders. If the Legacy Asset Consultant resigns, is removed, or becomes unable to serve, Werewolf and the Requisite Holders shall promptly and in good faith agree upon a qualified successor Legacy Asset Consultant.

4.4 Records. During the CVR Period, Werewolf shall maintain (and shall cause the other Payment Obligors to maintain) true, complete and accurate books and records in sufficient detail to enable the Holders and their consultants, Independent Accountants (as defined below) or professional advisors to determine the amounts payable hereunder (including books and records relating to any Legacy Asset Agreement in sufficient detail to permit the Holders to confirm all CVR Payment Amounts in the CVR Period).
4.5 Audit and Information Rights.
(a) At any time during the term of this Agreement or the one (1)-year period following the date of the termination of this Agreement, upon reasonable advance written notice from the Requisite Holders, Werewolf shall permit an independent certified public accounting firm of nationally recognized standing selected by such Holders and reasonably acceptable to Werewolf (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Werewolf and its Affiliates as may be reasonably necessary to evaluate and verify any of the Payment Obligor’s receipt, categorization and accuracy of payments received under any Legacy Asset Agreement and the CVR Payment Amounts hereunder with respect to the two (2) most recently completed CVR Payment Periods as of the date of such audit request; provided that (x) such Holders (and, if applicable, the Independent Accountant) enter into customary confidentiality agreements reasonably satisfactory to Werewolf with respect to the confidential information of Werewolf or its Affiliates to be furnished pursuant to this Section 4.5(b) and (y) such access does not unreasonably interfere with the conduct of the business of Werewolf or any of its Affiliates. The Independent Accountant shall act only as an expert and not as an arbitrator. The fees charged by the Independent Accountant shall be borne by such Holders, unless such audit identifies an aggregate underpayment by Werewolf of the CVR Payment Amounts owed to Holders by more than ten percent (10%), in which case such fees shall be paid by Werewolf. The Independent Accountant shall provide Werewolf with a copy of all disclosures made to such Holders. The decision of the Independent Accountant shall be final, conclusive and binding on Werewolf and the Holders, shall be nonappealable and shall not be subject to further review, absent manifest error. Werewolf shall promptly pay, or cause the Rights Agent to promptly pay, the Holders the amount of any underpayment identified in such audit, with each Holder receiving their proportionate share of such underpayment based on the number of CVRs held by such Holder as of the date such CVR Payment Amount was initially due. If the audit reveals an overpayment, Werewolf shall be entitled to withhold such amount from future CVR Payment Amounts. An audit shall not be requested more frequently than once each calendar year and no CVR Payment Period shall be subject to more than one audit; provided that, no audit may be requested more than one (1) year following expiration of the CVR Period.
5. AMENDMENTS
5.1 Amendments without Consent of Holders.
(a) Without the consent of any Holders or the Rights Agent, Werewolf, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, to evidence any successor to or permitted assignee of Werewolf and the assumption by any such successor or permitted assignee of the covenants of Werewolf herein as provided in Section 7.3.
(b) Without the consent of any Holders, Werewolf, when authorized by a Board Resolution, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:
(i) to evidence the succession of another Person as a successor Rights Agent in accordance with Section 3 and the assumption by any successor of the covenants and obligations of the Rights Agent herein;
(ii) to add to the covenants of Werewolf such further covenants, restrictions, conditions or provisions as Werewolf and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws; provided that, in each case, such provisions do not adversely affect the interests of the Holders; or

(v) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.
(c) Promptly after the execution by Werewolf and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Werewolf will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.
5.2 Amendments with Consent of Holders.
(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Requisite Holders, whether evidenced in writing or taken at a meeting of the Holders, Werewolf, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the Holders.
(b) Promptly after the execution by Werewolf and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Werewolf will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.
5.3 Execution of Amendments. Upon the execution of any amendment under this Section 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. As a condition precedent to the execution of any supplement or amendment to this Agreement, Werewolf shall deliver the Rights Agent a certificate from an appropriate officer of Werewolf which states that the proposed supplement or amendment is in compliance with the terms of this Section 5 and the Rights Agent shall execute such supplement or amendment. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.
5.4 Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.
6. REMEDIES OF THE HOLDERS; OTHER CONSENT REQUIREMENTS
6.1 Event of Default. An “Event of Default” with respect to a CVR means one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of applicable Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority):
(a) default in the performance by Werewolf of its obligation to transfer cash equal to the applicable CVR Payment Amount to the Rights Agent in accordance with Section 2.4(b); or
(b) material default in the performance, or breach in any material respect, of any covenant or warranty of Werewolf hereunder (other than a default in whose performance or whose breach is elsewhere in this Section 6.1 specifically dealt with), and continuance of such default or breach for a period of ninety (90) days after a written notice specifying such default or breach and requiring it to be remedied is given by the Requisite Holders.
6.2 Enforcement.
(a) If an Event of Default has occurred and is continuing (i.e., has not been cured or waived), then, and in each and every such case, the Rights Agent, upon the written request of the Requisite Holders, shall commence a legal proceeding to protect the rights of the Holders, including to seek damages or obtain payment for any amounts then due and payable; provided that, the Rights Agent shall provide to Werewolf and the Holders reasonably concurrent notice of such commencement. For the avoidance of doubt, any legal proceeding commenced in accordance with this Section 6.2(a) shall be subject to the provisions of Section 7.6.
(b) If an Event of Default has occurred and is continuing (i.e., has not been cured or waived), the Rights Agent may in its discretion proceed to protect and enforce the rights vested in it by this Agreement by commencing a legal proceeding; provided that, the Rights Agent shall provide to Werewolf and the Holders reasonably concurrent notice of such commencement. For the avoidance of doubt, any legal proceeding commenced in accordance with this Section 6.2(b) shall be subject to the provisions of Section 7.6.

7. OTHER PROVISIONS OF GENERAL APPLICATION
7.1 Notices to Rights Agent and Werewolf. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Eastern Time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

If to the Rights Agent, to it at:

[•]
[•]
[•]
Attention: [•]
Email Address: [•]

If to Werewolf, to it at:

Werewolf Therapeutics, Inc.
18575 Jamboree Road, Suite 275-S
Irvine, California 92612
Attention: Legal Department
Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP
55 Hudson Yards
New York, NY, 10001
Attention: [***]
Email: [***]

The Rights Agent or Werewolf may specify a different address or email address by giving notice to each other in accordance with this Section 7.1 and to the Holders in accordance with Section 7.2.
7.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.
7.3 Successors and Assigns. Werewolf may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of Werewolf for so long as they remain wholly owned subsidiaries of Werewolf or to an assignee of all of Werewolf’s (on a consolidated basis) rights under any Legacy Asset Agreement (each, an “Assignee”); provided that, Werewolf shall remain liable for the performance by any such Assignee of, and shall not be relieved of, its obligations, duties and covenants hereunder. Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees satisfying the conditions of the preceding sentence; provided that, Werewolf shall remain liable for the performance by any such Assignee of, and shall not be relieved of, its obligations, duties and covenants hereunder. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assignees. Werewolf (or any of its successors) shall not consolidate or merge with or into any other Person unless the acquirer agrees to assume Werewolf’s obligations, duties and covenants under this Agreement. Except as otherwise permitted herein, Werewolf may not assign this Agreement without the prior written consent of the Requisite Holders. Any attempted assignment of this Agreement or any of such rights in violation of this Section 7.3 shall be void and of no effect. The Rights Agent may not assign this Agreement without Werewolf’s written consent.
7.4 Benefits of Agreement. Werewolf and the Rights Agent hereby agree that the respective covenants and agreements set forth herein are intended to be for the benefit of, and shall be enforceable by, the Holders, acting by the written consent of the Requisite Holders, all of whom are intended third party beneficiaries hereof. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Werewolf, Werewolf’s successors and permitted assignees, and the Holders and their respective successors and permitted assignees) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Werewolf, Werewolf’s successors and permitted assignees, and the Holders and their respective successors and permitted assignees. The rights of Holders are limited to those expressly provided in this Agreement.
7.5 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent, Werewolf, Werewolf’s successors and Assignees, each of whom is intended to be, and is, a third party beneficiary hereunder; provided that, the Holders shall be considered third party beneficiaries solely to the extent set forth in Section 6) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Werewolf, Werewolf’s successors and Assignees, and the Holders (solely to the extent set forth in Section 6). The Holders of CVRs shall have no rights except the contractual rights as are expressly set forth in this Agreement acting through the Rights Agent and subject to the provisions of Section 7.4 above unless (i) such Holder previously shall have given to the Rights Agent written notice of default, (ii) the Requisite Holders shall have made written request upon the Rights Agent to commence such proceeding in its own name as Rights Agent hereunder and shall have offered to the Rights Agent such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and (iii) the Rights Agent for fifteen (15) days after its receipt of such notice, request and offer of indemnity shall have failed to commence any such proceeding and no direction inconsistent with such written request shall have been given to the Rights Agent pursuant to Section 6.2(a). Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of any amounts payable in respect of such CVR under this Agreement on or after the applicable due date, or to commence proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder. Notwithstanding any other provision in this Agreement, in the event of an insolvency proceeding of Werewolf, individual Holders shall be entitled to assert claims in such insolvency proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of Werewolf or by any creditor of Werewolf. Notwithstanding anything to the contrary contained herein, any Holder may at any time agree to renounce, in whole or in part, whether or not for consideration, such Holder’s rights under this Agreement by written notice to the Rights Agent and Werewolf, which notice, if given, shall be irrevocable, and Werewolf may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder.
7.6 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.
In addition, each of the Parties hereto (a) consents to submit itself to the personal and exclusive jurisdiction of any Delaware state court or any federal court located in State of Delaware in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement in any court other than any Delaware state court or any federal court located in State of Delaware and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement.
7.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
7.8 Termination. Except as otherwise provided in Sections 2.4(f) and 4.5, this Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder, and no payments will be required to be made, upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms prior to the Closing occurring thereunder, (b) forty-five (45) days after the Expiration Date, (c) the mutual written agreement of Werewolf and the Requisite Holders to terminate this Agreement, and (d) the date on which Werewolf’s payment obligations with respect to all Legacy Asset Agreements then in effect have been fully satisfied and no further amounts are or could become payable thereunder (provided that, the foregoing shall not affect or limit the obligations of Werewolf or the Rights Agent to pay or otherwise with respect to any CVR Payment Amount payable during the CVR Period, and the provisions of this Agreement applicable thereto shall survive any expiration or termination of this Agreement). In no event will any CVR Payment Amount become payable for any consideration received by Werewolf, Ambros, or any of their respective Affiliates, under a Legacy Asset Agreement after the Expiration Date and any such consideration shall not be Gross Proceeds under this Agreement. Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination or this Section 7, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.
7.9 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement, the Merger Agreement, and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement and the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties hereto and thereto with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

WEREWOLF THERAPEUTICS, INC.

By:
Name:
Title:

[•]

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Annex C

August 19, 2026
Board of Directors
Werewolf Therapeutics, Inc.
200 Talcott Avenue
Watertown, MA 02472
Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, to Werewolf Therapeutics, Inc. (the “Company”) of the Atlantis Exchange Ratio (as defined below) pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among the Company, Wave Atlantis Merger Sub, Inc. (“Merger Sub”), a newly formed, wholly owned subsidiary of the Company, and Ambros Therapeutics, Inc. (“Ambros”). The Agreement provides for, among other things, the merger (the “Merger”) of Merger Sub with and into Ambros, with Ambros surviving the Merger as a wholly owned subsidiary of the Company. At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any further action by the Company, Merger Sub, Ambros, any stockholder of any of them or any other party, each share of common stock, par value $0.00001 per share, of Ambros (the “Ambros Common Stock”) outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in the Agreement)) shall be, subject to certain exceptions, automatically converted into the right to receive, at the election of the holder thereof, either (i) a number of shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) based on the Atlantis Exchange Ratio (as defined in the Agreement), or (ii) a warrant entitling the holder thereof to purchase shares of Company Common Stock (each, a “Pre-Funded Warrant”) that will be exercisable for a number of shares of Company Common Stock equal to the Atlantis Exchange Ratio, subject to certain adjustments set forth in the Agreement. We express no opinion as to the amounts or the effects of any such adjustments on the Atlantis Exchange Ratio. The terms and conditions of the Merger are more fully set forth in the Agreement.
We also understand that in connection with the Merger, (i) immediately prior to the Effective Time, the Company will declare a distribution to holders of Company Common Stock (as defined in the Agreement, the “Pre-Closing Distribution”) of the right to receive one non-transferable contingent value right (each, a “CVR”) for each outstanding share of Company Common Stock representing the right to receive contingent payments upon the occurrence of certain events set forth in the Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into between the Company and the Rights Agent (as defined therein) related to the sale, license, transfer or other disposition of certain Legacy Assets (as defined in the Agreement) of the Company (as defined in the Agreement, a “Permitted Wave Asset Disposition”), (ii) concurrently with the execution of the Agreement, certain investors will execute a securities purchase agreement by and among the Company and the persons named therein pursuant to which such persons will agree to purchase the number of shares of Company Common Stock and the number of Pre-Funded Warrants set forth therein in a private placement for aggregate gross proceeds of not less than $150,000,000 (as defined in the Agreement, the “Concurrent PIPE Financing”), and (iii) the Company will amend its organizational documents to authorize a reverse stock split of all outstanding shares of Company Common Stock at a reverse stock split ratio mutually agreed to by the Company and Ambros (as defined in the Agreement, the “Wave Reverse Stock Split” and, together with the Pre-Closing Distribution and the Concurrent PIPE Financing, the “Related Transactions”).
In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated August 18, 2026 and a draft of the CVR Agreement dated August 11, 2026; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available; (iii) reviewed and analyzed certain information regarding the Company furnished to us by management of the Company, including capitalization data as of August 17, 2026, financial forecasts relating to the estimated cash expenditures and receipts of the Company through January 31, 2027, and a liquidation analysis of the Company prepared by management of the Company, dated as of August 19, 2026 (the “Management Liquidation Analysis”); (iv) reviewed and analyzed certain information regarding Ambros furnished to us by management of the Company, including capitalization data as of August 18, 2026, budget information for the first and second quarters of 2026,

Board of Directors
Werewolf Therapeutics, Inc.
August 19, 2026

Ambros’s cash balance as of June 30, 2026, and quarterly financial forecasts relating to the business, earnings, cash flows, and prospects of Ambros from July 1, 2026 through December 31, 2028 (the “Ambros Forecasts”); (v) conducted discussions with members of senior management and representatives of each of the Company and Ambros concerning the matters described in clauses (ii), (iii), and (iv) above, as well as the Company’s and Ambros’s business and prospects before and after giving effect to the Merger; (vi) reviewed the current and historical reported prices and trading activity of the Company Common Stock; (vii) compared the business profile of Ambros to the business profile of certain other companies, the securities of which are publicly traded, that were deemed by us to be comparable to Ambros for purposes of this opinion; and (viii) reviewed the valuations of certain companies implied by the pricing of such companies’ initial public offerings which companies were deemed by us to be comparable to Ambros for purposes of this opinion.
In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.
We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. We have been advised, given that the Company’s assets and liabilities are comprised principally of cash (net of liabilities) and the Legacy Assets, that the management of the Company has not prepared long-term financial forecasts relating to the Company. Accordingly, we have not performed a financial analysis of the Company or the CVR. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that, with respect to financial forecasts, estimates (including with respect to the estimated cash expenditures and receipts) and other forward-looking information reviewed by us, that such financial forecasts, estimates and forward-looking information have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the managements of the Company and Ambros, as applicable, as to the expected future results of operations and financial condition of the Company and Ambros, respectively, to which such financial forecasts, estimates and other forward-looking information relate. Further, we express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have further assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company and Ambros, and on the assumptions of the management of the Company and Ambros as to all accounting, legal, tax and financial reporting matters with respect to the Company, Ambros and the Agreement. We have also relied on the assessments of the managements of the Company and Ambros as to, among other things (i) the product pipeline, future products, technology and intellectual property of Ambros, including the viability of and risks associated with such product pipeline, future products, technology and intellectual property, and (ii) the terms of the Concurrent PIPE Financing, including with respect to the timing, amount, valuation and other terms involved and potential impact thereof.
In addition, our opinion and the underlying analyses relating thereto are, with your knowledge and approval, based upon the following additional key assumptions: (i) the Company will have received proceeds from the sales of certain of the Company’s assets to EMD Serono Research & Development Institute, Inc. and Jazz Pharmaceuticals Ireland Limited (the “Asset Sales”) prior to the Effective Time of the Merger on terms consistent with the definitive agreements related to such Asset Sales, and the proceeds from such Asset Sales will be received in the amounts and at the times projected in the estimated cash expenditures and receipts of the Company provided to us by management of the Company; (ii) the amount of Final Wave Net Cash (as defined in the Agreement) at the Effective Time will not be materially different from the estimated amount of Final Wave Net Cash provided to us by management of the Company, and will not result in a material adjustment to the Atlantis Exchange Ratio; (iii) the Wave Reverse Stock Split will not have been completed as of the Effective Time; (iv) the Management Liquidation Analysis has been reasonably prepared in good faith based on assumptions reflecting the best currently available estimates and judgments of management of the Company as to (a) the expected realizable value for the Company’s ass ets, assuming an orderly liquidation of such

Board of Directors
Werewolf Therapeutics, Inc.
August 19, 2026

assets, and (b) the remaining amounts estimated to be available upon completion of such liquidation for distribution to the Company’s equity holders; (v) immediately prior to the Effective Time, the fully diluted outstanding shares of Company Common Stock (calculated using the treasury stock method and taking into account outstanding in the money options and restricted stock units) will be approximately 48.601 million, and the fully diluted outstanding shares of Ambros Common Stock will be approximately 50.837 million, as provided to us by management of the Company; (vi) the Concurrent PIPE Financing of $150,000,000 will be consummated immediately prior to or substantially concurrently with the Effective Time; and (vii) the pro forma ownership of the Company, immediately following the Effective Time, assuming completion of the Merger and the Concurrent PIPE Financing, and the exercise of all issued and outstanding Pre-Funded Warrants, but without giving effect to the Wave Reverse Stock Split, will be approximately 6.4% held by the holders of Company Common Stock immediately prior to the Effective Time, approximately 72.0% held by the holders of Ambros Common Stock immediately prior to the Effective Time, and approximately 21.6% held by the investors in the Concurrent PIPE Financing, as provided to us by management of the Company.
We express no view or opinion with respect to the Management Liquidation Analysis, the Ambros Forecasts, or the assumptions on which they are based. We also express no view or opinion with respect to the Asset Sales or any of the Related Transactions (including the value of the Pre-Closing Distribution or the value of the CVR) or any other aspect or implication of the Merger, including, without limitation, any support or lock-up agreements, subscription agreements or any other agreement, arrangement or understanding entered into in connection with the Merger, the Asset Sales, any Related Transaction or otherwise. With your knowledge and approval, we have not analyzed, or otherwise considered the effect of the Wave Reverse Stock Split on the Atlantis Exchange Ratio as of the Effective Time.
In arriving at our opinion, we have assumed that the executed Agreement and the CVR Agreement will be in all material respects identical to the last drafts reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct; (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party; (iii) the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto, and the Asset Sales and the Related Transactions will be consummated on the terms and conditions provided to us by management of the Company; and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger, the Asset Sales and the Related Transactions will be obtained in a manner that will not adversely affect the Company, Ambros or the contemplated benefits of the Merger, the Asset Sales or the Related Transactions.
In addition, in arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or Ambros, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or Ambros under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us with respect to Ambros in connection with this opinion were going concern analyses. We express no view or opinion regarding the liquidation value of the Company, Ambros or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Ambros or any of their respective affiliates is a party or may be subject, and at the direction of the Company and with its consent our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed, based on information furnished to us by management of the Company and management of Ambros, that neither the Company nor Ambros is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, or divestiture or spin-off, other than the Merger, the Pre-Closing Distribution, the Concurrent PIPE Financing, any Permitted Wave Asset Disposition, and the Wave Reverse Stock Split.
No company or transaction used in any analysis for purposes of comparison is identical to the Company, Ambros or the Merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company, Ambros and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies.

Board of Directors
Werewolf Therapeutics, Inc.
August 19, 2026

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock or the Pre-Funded Warrants may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.
We have been engaged by the Company to act as its financial advisor in connection with the Merger and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services.
As you are aware, during the past two years we have not provided financial advisory or financing services to the Company or Ambros for which we have received compensation (other than in connection with our current engagement with the Company). As you are also aware, we have entered into an engagement letter with the Company and Ambros pursuant to which we are acting as placement agent and providing financial advisory services to the Company and Ambros in connection with the Concurrent PIPE Financing for which, if consummated, we would receive fees for the rendering of such services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, Ambros or entities that are affiliated with the Company or Ambros, for which we would expect to receive compensation.
Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of Piper Sandler’s Research Department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the views of Piper Sandle r’s investment banking personnel.
This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be, and does not, constitute a recommendation to the Board of Directors of the Company, the Company, any security holder of the Company, or any other party as to how to vote, act or make any election with respect to the Merger, the Asset Sales, any Related Transaction or any other matter relating thereto. Except with respect to the use of this opinion in connection with the proxy statement/prospectus relating to the Merger, in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Sandler Opinion Committee.
This opinion addresses solely the fairness, from a financial point of view, to the Company of the Atlantis Exchange Ratio in the Merger (without giving effect to the Wave Reverse Stock Split) and does not address any other terms or agreement relating to the Merger, the Asset Sales, any Related Transaction or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address: (i) the basic business decision to proceed with or effect the Merger, the Asset Sales or any Related Transaction; (ii) the merits of the Merger, the Asset Sales or any Related Transaction relative to any alternative transaction or business strategy that may be available to the Company; (iii) the fairness of any portion or aspect of the Merger, the Asset Sales or any Related Transaction to any one class or group of the Company’s or Ambros’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, Ambros’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents); (iv) the value of the Pre-Funded Warrants or the relative value of the Pre-Funded Warrants as compared to the value of the Company Common Stock; (v) any other terms contemplated by the Agreement, the CVR Agreement or the agreements entered into in connection with the Pre-Closing Distribution, the Concurrent PIPE Financing or the

Board of Directors
Werewolf Therapeutics, Inc.
August 19, 2026

Wave Reverse Stock Split, or the fairness of the Merger, the Asset Sales or any Related Transaction to any creditor or other constituency of the Company; (vi) whether or not the Company, Ambros, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, the Asset Sales or any Related Transaction; or (vii) the solvency or financial viability of the Company or Ambros at the date hereof, upon consummation of the Merger, the Asset Sales or any Related Transaction, or at any future time. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, the Asset Sales or any Related Transaction, or any class of such persons, relative to the Atlantis Exchange Ratio in the Merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Merger.
Based upon and subject to the foregoing, and based upon such other factors as we consider relevant, it is our opinion that the Atlantis Exchange Ratio in the Merger (without giving effect to the Wave Reverse Stock Split) is fair, from a financial point of view, to the Company as of the date hereof.
Sincerely,

PIPER SANDLER & CO.

ANNEX D
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
WEREWOLF THERAPEUTICS, INC.
Werewolf Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:
FIRST: The name of the Corporation is Werewolf Therapeutics, Inc.
SECOND: The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 19, 2017. The Corporation’s Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 4, 2021.
THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending the Restated Certificate of Incorporation of the Corporation, as currently in effect (the “Certificate of Incorporation”), to add the following new Paragraph C immediately following the existing Paragraph B of Article FOURTH of the Certificate of Incorporation:
“C REVERSE STOCK SPLIT.
1. Effective as of [•] [a.m./p.m.] (Eastern Time) on [•], 202[•] (such time, the “Effective Time”), a one-for-[•]1 reverse stock split of the shares of Common Stock shall be effected, pursuant to which every [•] shares of Common Stock issued and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock from and after the Effective Time, without any action on the part of the Corporation or the respective stockholders thereof (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu of any fractional shares, if upon aggregating all of the shares of Common Stock held by a record holder immediately following the Reverse Stock Split such holder would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, the Corporation shall pay in cash (without interest) to each such holder an amount equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price on The Nasdaq Stock Market LLC of a share of Common Stock on the last trading day immediately prior to the date on which the Effective Time occurs (with such price proportionately adjusted to give effect to the Reverse Stock Split).
2. Each stock certificate or book entry share that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate or book entry share have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each stockholder of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined.”
[1]
Shall be a whole number between [•] and [•], inclusive, which number (the “Split Ratio”) shall be mutually agreed by the Board of Directors of the Corporation and the board of directors of Ambros Therapeutics, Inc. (“Ambros”) prior to the effective time of the merger contemplated by the Agreement and Plan of Merger, dated as of August 21, 2026, by and among the Corporation, Ambros and Wave Atlantis Merger Sub, Inc. or, if the Nasdaq Stock Issuance Proposal or the Nasdaq Change of Control Proposal (each as defined in the proxy statement/prospectus to which this Annex D is attached) is not approved by the Corporation’s stockholders, determined solely by the Board of Directors of the Corporation. By approving this amendment, stockholders of the Corporation will approve the combination of any whole number of shares of Common Stock between and including [•] and [•] into one (1) share of Common Stock. The Certificate of Amendment filed with the Secretary of State of the State of Delaware will include only the Split Ratio so determined, and all other amendments reflecting other ratios will be abandoned.

D-1

FOURTH: This Certificate of Amendment was submitted to the stockholders of the Corporation and was duly adopted and approved in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
FIFTH: This Certificate of Amendment shall be effective at [•] [a.m./p.m.] (Eastern Time) on [•], 202[•].
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this [•] day of [•], 202[•].

WEREWOLF THERAPEUTICS, INC.

By:
Name:	Daniel J. Hicklin, Ph.D.
Title:	President and Chief Executive Officer

D-2

ANNEX E
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
WEREWOLF THERAPEUTICS, INC.
Werewolf Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:
FIRST: The name of the Corporation is Werewolf Therapeutics, Inc.
SECOND: The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 19, 2017. The Corporation’s Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 4, 2021.
THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending the Restated Certificate of Incorporation of the Corporation, as currently in effect (the “Certificate of Incorporation”), to amend and restate the first paragraph of Article FOURTH of the Certificate of Incorporation in its entirety as follows:
“FOURTH: The total number of shares of all classes of stock that the Corporation shall have authority to issue is [•] shares, consisting of (i) [•] shares of Common Stock, $0.0001 par value per share (“Common Stock”), and (ii) 5,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).”
FOURTH: This Certificate of Amendment was submitted to the stockholders of the Corporation and was duly adopted and approved in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
FIFTH: This Certificate of Amendment shall be effective at [•] [a.m./p.m.] (Eastern Time) on [•], 202[•].
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this [•] day of [•], 202[•].

WEREWOLF THERAPEUTICS, INC.

By:
Name:	Daniel J. Hicklin, Ph.D.
Title:	President and Chief Executive Officer

E-1

ANNEX F
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
WEREWOLF THERAPEUTICS, INC.
Werewolf Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:
1. The name of the Corporation is Werewolf Therapeutics, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 19, 2017. The Corporation’s Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 4, 2021.
2. Article FIRST of the Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended and restated to read in its entirety as follows:
“FIRST: The name of the Corporation is Ambros Therapeutics, Inc.”
3. This Certificate of Amendment to the Corporation’s Restated Certificate of Incorporation, as amended, has been duly authorized and adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
4. This Certificate of Amendment shall be effective at [•] [a.m./p.m.] (Eastern Time) on [•], 202[•].
IN WITNESS WHEREOF, Werewolf Therapeutics, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this [•] day of [•], 202[•].

WEREWOLF THERAPEUTICS, INC.

By:
Name:	Daniel J. Hicklin, Ph.D.
Title:	President and Chief Executive Officer

F-1

ANNEX G
STOCKHOLDER SUPPORT AGREEMENT
This Support Agreement (this “Support Agreement”) is being delivered on August 21, 2026 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Werewolf Shares (as defined below) of Werewolf Therapeutics, Inc., a Delaware corporation (“Werewolf”), to Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”) and to Werewolf.
Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), as amended from time to time, dated as of August 21, 2026, by and among Ambros, Werewolf and Merger Sub. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.
As of the date hereof, the Holder is the record (as defined in Rule 12g5-1 promulgated under the Exchange Act) or beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Werewolf Common Stock, Werewolf Options and other securities convertible into, or exercisable or exchangeable for, shares of Werewolf Common Stock, in each case as set forth on Exhibit A hereto (collectively, the “Werewolf Shares”).
As a condition and inducement to Ambros’s and Werewolf’s willingness to enter into the Merger Agreement, the Holder has agreed to enter into this Support Agreement.
1. Agreement to Vote. From the date hereof until the Termination Date (as defined below), the Holder agrees to appear (in person or by proxy) at every meeting of the stockholders of Werewolf (or any class or series of stockholders, as applicable) convened in connection with the matters related to the Merger Agreement, and at every adjournment or postponement thereof, or otherwise cause all Werewolf Shares it beneficially owns and is entitled to vote to be counted as present thereat for purposes of calculating a quorum, and to vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, and shall not enter into any agreement or otherwise give instructions to any person to vote in any manner inconsistent with this Support Agreement, at every such meeting and in connection with any action proposed to be taken by written consent of the stockholders of Werewolf, all Werewolf Shares it beneficially owns and is entitled to vote at such meeting:
(a) in favor of (i) the adoption and approval of the Merger Agreement and the terms thereof, including the Contemplated Transactions and the other actions contemplated by the Merger Agreement, (ii) the Merger, and (iii) the Werewolf Stockholder Matters and each of the items recommended by the Werewolf Board set forth in the Werewolf Proxy Statement filed in connection with the Werewolf Stockholder Meeting, and (iv) any proposal to adjourn or postpone any meeting of the stockholders of Werewolf to a later date if there are not sufficient votes to approve the Werewolf Stockholder Matters or if there are not sufficient shares present in person or represented by proxy at such meeting to constitute a quorum; and
(b) against (i) any Acquisition Proposal, Acquisition Transaction, or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the Contemplated Transactions, and (ii) against any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of Werewolf in the Merger Agreement (clauses (a) and (b) collectively, the “Supported Matters”).
From the date hereof until the Termination Date, in the event of (i) a stock split, stock dividend or distribution, or any change in the capital stock of Werewolf by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like or (ii) the acquisition of sole or shared voting power by the Holder of additional shares of capital stock or other equity securities of Werewolf, whether by the exercise of Werewolf Options or otherwise, including, without limitation, by gift or succession, then the term “Werewolf Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction, and such Werewolf Shares shall be subject to the terms and conditions of this Support Agreement to the same extent as if they constituted Werewolf Shares as of the date of the execution of this Support Agreement, without the need for any further action by the parties (including, for the avoidance of doubt, with respect to Exhibit A).
2. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Support Agreement, the Merger Agreement or the transactions contemplated hereby or thereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Werewolf Shares. The Holder further agrees not to (i) deposit (or permit the deposit

of) any Werewolf Shares in a voting trust or grant any proxy or power of attorney with respect to any Werewolf Shares (other than the proxy contemplated by Section 11) or (ii) enter into any voting agreement or similar arrangement, commitment or understanding with respect to any Werewolf Shares inconsistent with the Holder’s obligations under this Support Agreement. Any Transfer or purported Transfer of Werewolf Shares in breach or violation of this Support Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 2 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such Person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Werewolf Options, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; and (h) Transfers to any Affiliate, equityholder, partner or member of such Holder; provided, however, that (i) no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such Transfer (other than filings made in respect of involuntary Transfers; provided, that reasonable notice shall be provided to Ambros prior to any such filing) and that (ii), to the fullest extent permitted by applicable Law, for any permitted Transfers pursuant clauses (a) to (h) (other than clause (g)), the Werewolf Shares so Transferred shall continue to be subject to the provisions of this Support Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Support Agreement, agreeing to be bound by all of the terms and conditions of this Support Agreement and shall have the same rights and benefits under this Support Agreement.
3. Documentation and Information. The Holder shall permit and hereby authorizes Werewolf and Ambros to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Werewolf or Ambros reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, the Holder’s identity and ownership of the Werewolf Shares and the nature of the Holder’s commitments and obligations under this Agreement. Werewolf is an intended third-party beneficiary of this Section 3.
4. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Ambros and Werewolf as follows:
(a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Support Agreement and to perform the Holder’s obligations hereunder;
(b) this Support Agreement has been duly executed and delivered by the Holder, and, assuming this Support Agreement constitutes a valid and binding obligation of Ambros and Werewolf, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that each of Ambros and Werewolf is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Support Agreement;
(c) the Holder is the record or beneficial owner of the Werewolf Shares, free and clear of any and all Encumbrances (other than Encumbrances arising under applicable securities Laws or created by this Support Agreement), and does not beneficially own any securities of Werewolf other than the shares of Werewolf Common Stock and rights to purchase or otherwise acquire shares of Werewolf Common Stock set forth in Exhibit A;
(d) the execution and delivery of this Support Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder;
(e) as of the date of this Support Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder;

(f) (i) the Holder does not have any agreement, arrangement, or understanding, whether written or oral, formal or informal, with any other holder of Werewolf Common Stock to act together for the purpose of acquiring, holding, voting, or disposing of shares of Werewolf Common Stock, nor does the Holder otherwise act in concert with any other holder of Werewolf Common Stock in connection with the exercise of any rights or powers arising from the ownership of Werewolf Common Stock, (ii) without limiting the generality of the foregoing, the Holder is not a member of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) with any other holder of any equity securities of Werewolf for the purpose of acquiring, holding, voting, or disposing of equity securities of Werewolf and (iii) the Holder has not granted any proxy or power of attorney with respect to any Werewolf Shares that remains in effect, deposited any Werewolf Shares into a voting trust or entered into any voting agreement or similar arrangement, commitment or understanding with respect to the voting of any Werewolf Shares, in each case except as contemplated by this Support Agreement;
(g) the Holder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the stockholders of Werewolf, and this Support Agreement with counsel of the Holder’s own choosing. The Holder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Holder understands that it must rely solely on its advisors and not on any statements or representations made by Ambros or Werewolf, or any of their respective agents or representatives. The Holder understands that the Holder (and not Ambros or Werewolf) shall be responsible for the Holder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. The Holder understands and acknowledges that Ambros, Werewolf, and Merger Sub are entering into the Merger Agreement in reliance upon the Holder’s execution, delivery and performance of this Support Agreement; and
(h) the Holder has full voting power with respect to the Werewolf Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Support Agreement, in each case with respect to all of the Werewolf Shares. None of the Werewolf Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Werewolf Shares, in each case except as contemplated by this Support Agreement.
5. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Support Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Support Agreement solely in the Holder’s capacity as a record or beneficial owner of Werewolf Common Stock and not in such Holder’s capacity as a director, officer or employee of Werewolf or in the Holder’s capacity as a trustee or fiduciary of any Werewolf Equity Plans and (b) nothing in this Support Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of Werewolf from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of Werewolf or in the Holder’s capacity as a trustee or fiduciary of any Werewolf Equity Plans (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Support Agreement.
6. No Ownership Interest. Nothing contained in this Support Agreement will be deemed to vest in Ambros any direct or indirect ownership or incidents of ownership of or with respect to the Werewolf Shares. All rights, ownership and economic benefits of and relating to the Werewolf Shares will remain and belong to the Holder, and Ambros will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Werewolf or exercise any power or authority to direct the Holder in the voting of any of the Werewolf Shares, except as otherwise expressly provided herein with respect to the Werewolf Shares and except as otherwise expressly provided in the Merger Agreement.
7. No Solicitation. From the date hereof until the Termination Date, the Holder (solely in his, her or its capacity as a stockholder of Werewolf) shall not, directly or indirectly: (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (b) furnish any non-public information regarding Werewolf to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (c) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 7) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (d) approve, endorse or recommend any Acquisition Proposal; (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (f) publicly propose to do any of the foregoing; provided, however, that the foregoing restrictions in this Section 7 shall only apply to the Holder in the Holder’s capacity as a holder of Werewolf Common Stock and not, for the avoidance of doubt, in the

Holder’s capacity as a director or officer (if applicable) of Werewolf, whose activities with respect to any Acquisition Proposal or Acquisition Inquiry shall be governed by the Merger Agreement. Notwithstanding anything to the contrary herein, this Section 7 is subject in all respects to Section 5 of this Support Agreement.
8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

a.	if to Ambros, to:

Ambros Therapeutics, Inc.
18575 Jamboree Road, Suite 275-S
Irvine, California 92612
Attn: Legal Department
Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP
55 Hudson Yards
New York, NY 10001
Attention: [***]
Email: [***]

b.	if to Werewolf, to:

Werewolf Therapeutics, Inc.
303 Wyman Street, Suite 300
Waltham, MA 02451
Attention: Legal Department
Email: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP
60 State Street, 36th Floor
Boston, MA 02109
Attn: [***]
Email: [***]

c.	if to the Holder, at the e-mail address on the signature page hereto.

9. Termination. This Support Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of the Merger Agreement, without the prior written consent of the Holder, that reduces the amount or changes the form of the consideration payable to the holders of Werewolf Common Stock in the Contemplated Transactions in a manner that is adverse to the Holder, (c) such date and time as the Werewolf Board shall have effected a Werewolf Board Adverse Recommendation Change, (d) the Effective Time and (e) such date and time as a written agreement executed by the parties hereto to terminate this Support Agreement is effective (such date, the “Termination Date”).

Notwithstanding the foregoing, Section 8 (Notices), this Section 9 and Sections 15 through 25 shall survive any termination of this Support Agreement in accordance with their respective terms, and no termination of this Support Agreement shall relieve any party hereto from any liability for such party’s willful and material breach of this Support Agreement prior to such termination.
10. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Support Agreement and continuing until the Termination Date, in furtherance of this Support Agreement, the Holder hereby authorizes Werewolf or its counsel to notify Werewolf’s transfer agent that there is a stop transfer order with respect to all of the Werewolf Shares (and that this Support Agreement places limits on the voting and transfer of such Werewolf Shares).
11. Irrevocable Proxy. By execution of this Support Agreement, the Holder does hereby appoint Ambros and any of its designees with full power of substitution and resubstitution, as the Holder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the Holder’s rights with respect to the Werewolf Shares, to vote and exercise all voting and related rights, including the right to sign the Holder’s name (solely in its capacity as a stockholder) to any stockholder consent. The Holder intends this proxy to be irrevocable and coupled with an interest hereunder until the Termination Date, hereby revokes (or agrees to cause to be revoked) any proxy previously granted by the Holder with respect to the Werewolf Shares and represents that none of such previously-granted proxies are irrevocable. The Holder hereby affirms that the proxy set forth in this Section 11 is given in connection with, and granted in consideration of, and as an inducement to Ambros, Werewolf, and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Holder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of the Holder and the obligations of the Holder shall be binding on the Holder’s heirs, personal representatives, successors, transferees and assigns. The Holder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Werewolf Shares with respect to the matters set forth in Section 1 until after the Termination Date. With respect to any Werewolf Shares that are owned beneficially by the Holder but are not held of record by the Holder (other than shares beneficially owned by the Holder that are held in the name of a bank, broker or nominee), the Holder shall take all action necessary to cause the record holder of such Werewolf Shares to grant the irrevocable proxy and take all other actions provided for in this Section 11 with respect to such Werewolf Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Termination Date.
12. No Legal Actions. The Holder will not in its capacity as a stockholder of Werewolf bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Holder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Werewolf Board, constitutes a breach of any fiduciary duty of the Werewolf Board or any member thereof.
13. Entire Agreement. This Support Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and is fully binding on the parties hereto.
14. Counterparts. This Support Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.
15. Assignment. Neither this Support Agreement nor any of the rights, interests or obligations under this Support Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Ambros may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Ambros of any of its obligations hereunder. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the terms of this Support Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

16. Amendment; Waiver. This Support Agreement may not be amended or modified except in writing signed by each of the parties hereto. Any provision of this Support Agreement may be waived if such waiver is in writing and is signed by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
17. Severability. Any term or provision of this Support Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Support Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Support Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Support Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
18. Confidentiality. Except to the extent required by applicable Law, the Holder shall hold any non-public information regarding this Support Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Ambros has publicly disclosed its entry into the Merger Agreement and this Support Agreement; provided, however, that the Holder may disclose such information (a) to its attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided such representatives are subject to confidentiality obligations at least as restrictive as those contained herein), and (b) to any Affiliate, partner, member, stockholder, parent or subsidiary of the Holder, provided in each case that the Stockholder informs the Person receiving the information that such information is confidential and such Person agrees in writing to abide by the terms of this Section 18. Neither Holder nor any of its Affiliates (other than Werewolf, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of Werewolf and Ambros, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with Werewolf and Ambros to the extent practicable. Werewolf is an intended third-party beneficiary of this Section 18.
19. Governing Law; Jurisdiction; Waiver of Jury Trial. This Support Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Support Agreement or any of the Contemplated Transactions, each of the parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.
20. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Support Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Support Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.
21. Expenses. All fees, costs and expenses incurred in connection with this Support Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.

22. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Support Agreement.
23. Construction.
For purposes of this Support Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Support Agreement.
As used in this Support Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
Except as otherwise indicated, all references in this Support Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Support Agreement and Exhibits to this Support Agreement, respectively.
The headings contained in this Support Agreement are for convenience of reference only, shall not be deemed to be a part of this Support Agreement and shall not be referred to in connection with the construction or interpretation of this Support Agreement.
24. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Support Agreement, this Support Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Support Agreement is executed by all parties hereto.
25. Non-Recourse. This Support Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of, or related to this Support Agreement, or the negotiation, execution or performance of this Support Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any director, officer, employee, incorporator, manager, member, direct or indirect general or limited partner, direct or indirect stockholder, direct or indirect equityholder, direct or indirect controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing, shall have any liability to the Holder, Ambros or Werewolf for any obligations or liabilities of any party under this Support Agreement or for any Legal Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.
[The remainder of the page is intentionally left blank.]

The parties hereto have executed this Support Agreement as of the date first set forth above.

HOLDER:

By:
Name:
Title:
E-mail:

[Signature Page to Support Agreement]

Agreed to and Acknowledged as of the date first set forth above:

AMBROS:

AMBROS THERAPEUTICS, INC.

By:
Name:
Title:

WEREWOLF:

WEREWOLF THERAPEUTICS, INC.

By:
Name:
Title:

Exhibit A

Werewolf Shares

Holder	Werewolf Common Stock	Werewolf Options

ANNEX H
STOCKHOLDER SUPPORT AGREEMENT
This Support Agreement (this “Support Agreement”) is being delivered on August 21, 2026 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Ambros Shares (as defined below) of Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”), to Werewolf Therapeutics, Inc., a Delaware corporation (“Werewolf”).
Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), as amended from time to time, dated as of August 21, 2026, by and among Ambros, Werewolf and Wave Atlantis Merger Sub, Inc. (“Merger Sub”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.
As of the date hereof, the Holder is the record (as defined in Rule 12g5-1 promulgated under the Exchange Act) or beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Ambros Capital Stock, Ambros Options and other securities convertible into, or exercisable or exchangeable for, shares of Ambros Capital Stock, in each case as set forth on Exhibit A hereto (collectively, the “Ambros Shares”).
As a condition and inducement to Ambros’s and Werewolf’s willingness to enter into the Merger Agreement, the Holder has agreed to enter into this Support Agreement. Reference is made to (i) that certain Investors’ Rights Agreement, as amended from time to time, dated as of September 30, 2025, by and among Ambros and the Investors party thereto (the “Investors’ Rights Agreement”), (ii) that certain Voting Agreement, as amended from time to time, dated as of September 30, 2025, by and among Ambros, the Investors, the Key Holders and the other Stockholders party thereto (the “Voting Agreement”), and (iii) that certain Right of First Refusal and Co-Sale Agreement, as amended from time to time, dated as of September 30, 2025, by and among Ambros, the Investors and the Key Holders party thereto (the “ROFR Agreement”, and together with the Investors’ Rights Agreement and the Voting Agreement, the “Existing Investor Agreements”), in each case to which the Holder is a party.
1. Agreement to Vote; Written Consent. From the date hereof until the Termination Date (as defined below), the Holder agrees that, promptly following delivery to the Holder of the Ambros Stockholder Written Consent (and in any event within the time period specified in Section 6.2(a) of the Merger Agreement), the Holder shall execute and deliver to Ambros the Ambros Stockholder Written Consent with respect to all Ambros Shares it beneficially owns and is entitled to vote, and shall not enter into any agreement or otherwise give instructions to any Person to vote or consent in any manner inconsistent with this Support Agreement. In furtherance of the foregoing, and without limiting the generality thereof, the Holder shall vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all Ambros Shares it beneficially owns and is entitled to vote, if for any reason a meeting of the stockholders of Ambros (or any class or series of stockholders, as applicable) is convened in connection with the matters related to the Merger Agreement in lieu of, or in addition to, the solicitation of the Ambros Stockholder Written Consent, in which case the Holder agrees to appear (in person or by proxy) at every such meeting, and at every adjournment or postponement thereof, or otherwise cause all Ambros Shares it beneficially owns and is entitled to vote to be counted as present thereat for purposes of calculating a quorum:
(a) in favor of (i) the adoption and approval of the Merger Agreement and the terms thereof, including the Contemplated Transactions and the other actions contemplated by the Merger Agreement, and (ii) the Merger; and
(b) against (i) any Acquisition Proposal, Acquisition Transaction, or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the Contemplated Transactions, and (ii) against any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of Ambros in the Merger Agreement (clauses (a) and (b) collectively, the “Supported Matters”).
From the date hereof until the Termination Date, in the event of (i) a stock split, stock dividend or distribution, or any change in the capital stock of Ambros by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like or (ii) the acquisition of sole or shared voting power by the Holder of additional shares of capital stock or other equity securities of Ambros, whether by the exercise of Ambros Options or otherwise, including, without limitation, by gift or succession, then the term “Ambros Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction, and such Ambros Shares shall be subject to the terms and conditions of this Support Agreement to the same extent as if they constituted Ambros Shares as of the date of the execution of this Support Agreement, without the need for any further action by the parties (including, for the avoidance of doubt, with respect to Exhibit A).
2. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Support Agreement, the Merger Agreement or the transactions contemplated hereby or thereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Ambros Shares. The Holder further agrees not to (i) deposit (or permit the deposit of) any Ambros Shares in a voting trust or grant any proxy or power of attorney with respect to any Ambros Shares (other than the proxy contemplated by Section 11) or (ii) enter into any voting agreement or similar arrangement, commitment or understanding with respect to any Ambros Shares inconsistent with the Holder’s obligations under this Support Agreement. Any Transfer or purported Transfer of Ambros Shares in breach or violation of this Support Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 2 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such Person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Ambros Options, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; and (h) Transfers to any Affiliate, equityholder, partner or member of such Holder; provided, however, that (i) no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such Transfer (other than filings made in respect of involuntary Transfers; provided, that reasonable notice shall be provided to Werewolf prior to any such filing) and that (ii), to the fullest extent permitted by applicable Law, for any permitted Transfers pursuant clauses (a) to (h) (other than clause (g)), the Ambros Shares so Transferred shall continue to be subject to the provisions of this Support Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Support Agreement, agreeing to be bound by all of the terms and conditions of this Support Agreement and shall have the same rights and benefits under this Support Agreement.
3. Documentation and Information. The Holder shall permit and hereby authorizes Ambros and Werewolf to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Ambros or Werewolf reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, the Holder’s identity and ownership of the Ambros Shares and the nature of the Holder’s commitments and obligations under this Agreement. Werewolf is an intended third-party beneficiary of this Section 3.
4. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Werewolf and Ambros as follows:
(a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Support Agreement and to perform the Holder’s obligations hereunder;
(b) this Support Agreement has been duly executed and delivered by the Holder, and, assuming this Support Agreement constitutes a valid and binding obligation of Werewolf and Ambros, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that each of Werewolf and Ambros is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Support Agreement;
(c) the Holder is the record or beneficial owner of the Ambros Shares, free and clear of any and all Encumbrances (other than Encumbrances arising under applicable securities Laws or created by this Support Agreement), and does not beneficially own any securities of Ambros other than the shares of Ambros Capital Stock and rights to purchase or otherwise acquire shares of Ambros Capital Stock set forth in Exhibit A;

(d) the execution and delivery of this Support Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder;
(e) as of the date of this Support Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder;
(f) (i) other than the Existing Investor Agreements, the Holder does not have any agreement, arrangement, or understanding, whether written or oral, formal or informal, with any other holder of Ambros Capital Stock to act together for the purpose of acquiring, holding, voting, or disposing of shares of Ambros Capital Stock, nor does the Holder otherwise act in concert with any other holder of Ambros Capital Stock in connection with the exercise of any rights or powers arising from the ownership of Ambros Capital Stock, other than pursuant to the Existing Investor Agreements, (ii) without limiting the generality of the foregoing, other than as a result of the Existing Investor Agreements, the Holder is not a member of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) with any other holder of any equity securities of Ambros for the purpose of acquiring, holding, voting, or disposing of equity securities of Ambros and (iii) other than pursuant to the Voting Agreement, the Holder has not granted any proxy or power of attorney with respect to any Ambros Shares that remains in effect, deposited any Ambros Shares into a voting trust or entered into any voting agreement or similar arrangement, commitment or understanding with respect to the voting of any Ambros Shares, in each case except as contemplated by this Support Agreement;
(g) the Holder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment, allocation, and type of the consideration to be paid to the stockholders of Ambros as well as holders of Ambros Options, and this Support Agreement with counsel of the Holder’s own choosing. The Holder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Holder understands that it must rely solely on its advisors and not on any statements or representations made by Werewolf or Ambros, or any of their respective agents or representatives. The Holder understands that the Holder (and not Werewolf or Ambros) shall be responsible for the Holder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. The Holder understands and acknowledges that Ambros, Werewolf, and Merger Sub are entering into the Merger Agreement in reliance upon the Holder’s execution, delivery and performance of this Support Agreement; and
(h) the Holder has full voting power with respect to the Ambros Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Support Agreement, in each case with respect to all of the Ambros Shares, in each case, subject to the Existing Investor Agreements. Other than the Existing Investor Agreements, none of the Ambros Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Ambros Shares, in each case except as contemplated by this Support Agreement.
5. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Support Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Support Agreement solely in the Holder’s capacity as a record or beneficial owner of Ambros Capital Stock and not in such Holder’s capacity as a director, officer or employee of Ambros or in the Holder’s capacity as a trustee or fiduciary of any Ambros Equity Plan and (b) nothing in this Support Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of Ambros from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of Ambros or in the Holder’s capacity as a trustee or fiduciary of any Ambros Equity Plan (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Support Agreement.
6. No Ownership Interest. Nothing contained in this Support Agreement will be deemed to vest in Werewolf any direct or indirect ownership or incidents of ownership of or with respect to the Ambros Shares. All rights, ownership and economic benefits of and relating to the Ambros Shares will remain and belong to the Holder, and Werewolf will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Ambros or exercise any power or authority to direct the Holder in the voting of any of the Ambros Shares, except as otherwise expressly provided herein with respect to the Ambros Shares and except as otherwise expressly provided in the Merger Agreement.

7. No Solicitation. From the date hereof until the Termination Date, the Holder (solely in his, her or its capacity as a stockholder of Ambros) shall not, directly or indirectly: (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (b) furnish any non-public information regarding Ambros to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (c) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 7) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (d) approve, endorse or recommend any Acquisition Proposal; (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (f) publicly propose to do any of the foregoing; provided, however, that the foregoing restrictions in this Section 7 shall only apply to the Holder in the Holder’s capacity as a holder of Ambros Capital Stock and not, for the avoidance of doubt, in the Holder’s capacity as a director or officer (if applicable) of Ambros, whose activities with respect to any Acquisition Proposal or Acquisition Inquiry shall be governed by the Merger Agreement. Notwithstanding anything to the contrary herein, this Section 7 is subject in all respects to Section 5 of this Support Agreement.
8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

a.	if to Ambros, to:

Ambros Therapeutics, Inc.
18575 Jamboree Road, Suite 275-S
Irvine, California 92612
Attention: Legal Department
Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP
55 Hudson Yards
New York, NY 10001
Attention: [***]
Email: [***]

b.	if to Werewolf, to:

Werewolf Therapeutics, Inc.
303 Wyman Street, Suite 300
Waltham, MA 02451
Attention: Legal Department
Email: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP
60 State Street, 36th Floor
Boston, MA 02109
Attention: [***]
Email: [***]

c.	if to the Holder, at the e-mail address on the signature page hereto.

9. Termination. This Support Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of the Merger Agreement, without the prior written consent of the Holder, that reduces the amount or changes the form of the consideration payable to the holders of Ambros Capital Stock in the Contemplated Transactions in a manner that is adverse to the Holder, (c) such date and time as the Ambros Board shall have effected an Ambros Board Adverse Recommendation Change, (d) the Effective Time and (e) such date and time as a written agreement executed by the parties hereto to terminate this Support Agreement is effective (such date, the “Termination Date”). Notwithstanding the foregoing, Section 8 (Notices), this Section 9 and Sections 16 through 26 shall survive any termination of this Support Agreement in accordance with their respective terms, and no termination of this Support Agreement shall relieve any party hereto from any liability for such party’s willful and material breach of this Support Agreement prior to such termination.
10. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Support Agreement and continuing until the Termination Date, in furtherance of this Support Agreement, the Holder hereby authorizes Ambros or its counsel to notify Ambros’s transfer agent that there is a stop transfer order with respect to all of the Ambros Shares (and that this Support Agreement places limits on the voting and transfer of such Ambros Shares).
11. Irrevocable Proxy. The Holder’s execution and delivery of the Ambros Stockholder Written Consent pursuant to Section 1 shall constitute the Holder’s binding vote and consent, in its capacity as a stockholder of Ambros, in favor of the Supported Matters. In addition, and solely as a backstop in the event that a meeting of the stockholders of Ambros is convened, or a vote of the stockholders of Ambros is otherwise sought, with respect to the Supported Matters in lieu of, or in addition to, the Ambros Stockholder Written Consent, by execution of this Support Agreement, the Holder does hereby appoint Werewolf and any of its designees with full power of substitution and resubstitution, as the Holder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the Holder’s rights with respect to the Ambros Shares, to vote and exercise all voting and related rights, including the right to sign the Holder’s name (solely in its capacity as a stockholder) to any stockholder consent. The Holder intends this proxy to be irrevocable and coupled with an interest hereunder until the Termination Date, hereby revokes (or agrees to cause to be revoked) any proxy previously granted by the Holder with respect to the Ambros Shares and represents that none of such previously-granted proxies are irrevocable. The Holder hereby affirms that the proxy set forth in this Section 11 is given in connection with, and granted in consideration of, and as an inducement to Werewolf, Ambros, and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Holder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of the Holder and the obligations of the Holder shall be binding on the Holder’s heirs, personal representatives, successors, transferees and assigns. The Holder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Ambros Shares with respect to the matters set forth in Section 1 until after the Termination Date. With respect to any Ambros Shares that are owned beneficially by the Holder but are not held of record by the Holder (other than shares beneficially owned by the Holder that are held in the name of a bank, broker or nominee), the Holder shall take all action necessary to cause the record holder of such Ambros Shares to grant the irrevocable proxy and take all other actions provided for in this Section 11 with respect to such Ambros Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Termination Date.
12. Waiver of Appraisal Rights. In connection with the Contemplated Transactions, the Holder hereby expressly (a) waives, to the extent permitted under applicable Law, any and all rights under Section 262 of Delaware Law, a copy of which is attached hereto as Exhibit B, with respect to any Ambros Shares and any and all rights under any other applicable Law granting the Holder the right to have any Ambros Shares appraised in connection with the Contemplated Transactions or to otherwise dissent from the Contemplated Transactions and (b) agrees that the Holder will not, under any circumstances in connection with the Contemplated Transactions, exercise any dissenters’ or appraisal rights in respect of any Ambros Shares.
13. No Legal Actions. The Holder will not in its capacity as a stockholder of Ambros bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Holder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Ambros Board, constitutes a breach of any fiduciary duty of the Ambros Board or any member thereof.

14. Entire Agreement. This Support Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and is fully binding on the parties hereto.
15. Counterparts. This Support Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.
16. Assignment. Neither this Support Agreement nor any of the rights, interests or obligations under this Support Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Werewolf may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Werewolf of any of its obligations hereunder. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the terms of this Support Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.
17. Amendment; Waiver. This Support Agreement may not be amended or modified except in writing signed by each of the parties hereto. Any provision of this Support Agreement may be waived if such waiver is in writing and is signed by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
18. Severability. Any term or provision of this Support Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Support Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Support Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Support Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
19. Confidentiality. Except to the extent required by applicable Law, the Holder shall hold any non-public information regarding this Support Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Werewolf has publicly disclosed its entry into the Merger Agreement and this Support Agreement; provided, however, that the Holder may disclose such information (a) to its attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided such representatives are subject to confidentiality obligations at least as restrictive as those contained herein), and (b) to any Affiliate, partner, member, stockholder, parent or subsidiary of the Holder, provided in each case that the Stockholder informs the Person receiving the information that such information is confidential and such Person agrees in writing to abide by the terms of this Section 19. Neither Holder nor any of its Affiliates (other than Ambros, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of Ambros and Werewolf, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with Ambros and Werewolf to the extent practicable. Werewolf is an intended third-party beneficiary of this Section 19.
20. Governing Law; Jurisdiction; Waiver of Jury Trial. This Support Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Support Agreement or any of the Contemplated Transactions, each of the parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.
21. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Support Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Support Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.
22. Expenses. All fees, costs and expenses incurred in connection with this Support Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.
23. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Support Agreement.
24. Construction.
For purposes of this Support Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Support Agreement.
As used in this Support Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
Except as otherwise indicated, all references in this Support Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Support Agreement and Exhibits to this Support Agreement, respectively.
The headings contained in this Support Agreement are for convenience of reference only, shall not be deemed to be a part of this Support Agreement and shall not be referred to in connection with the construction or interpretation of this Support Agreement.
25. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Support Agreement, this Support Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Support Agreement is executed by all parties hereto.
26. Non-Recourse. This Support Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of, or related to this Support Agreement, or the negotiation, execution or performance of this Support Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any director, officer, employee, incorporator, manager, member, direct or indirect general or limited partner, direct or indirect stockholder, direct or indirect equityholder, direct or indirect controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing, shall have any liability to the Holder, Ambros or Werewolf for any obligations or liabilities of any party under this Support Agreement or for any Legal Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

27. Certain Agreements. Each Holder, by this Support Agreement, and with respect to such Holder’s Ambros Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time, each of (a) the Existing Investor Agreements and (b) any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between Ambros and any holders of Ambros Shares, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director designation rights. Each Holder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the Effective Time.
[The remainder of the page is intentionally left blank.]

The parties hereto have executed this Support Agreement as of the date first set forth above.

HOLDER:

By:
Name:
Title:
E-mail:

[Signature Page to Support Agreement]

Agreed to and Acknowledged as of the date first set forth above:

AMBROS:

AMBROS THERAPEUTICS, INC.

By:
Name:
Title:

WEREWOLF:

WEREWOLF THERAPEUTICS, INC.

By:
Name:
Title:

Exhibit A
Ambros Shares

Holder	Ambros Common Stock	Ambros Options
—

Exhibit B
§ 262. Appraisal rights [For application of this section, see § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; and 83 Del. Laws, c. 377, § 22].
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex I
LOCK-UP AGREEMENT
[•], 2026
Werewolf Therapeutics, Inc.
303 Wyman Street, Suite 300
Waltham, MA 02451
Attention: Legal Department
Email: [***]
Ladies and Gentlemen:
The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Werewolf Therapeutics, Inc., a Delaware corporation (“Werewolf”), has entered into an Agreement and Plan of Merger, dated as of August 21, 2026 (as the same may be amended from time to time, the “Merger Agreement”) with Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”), and Wave Atlantis Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Werewolf. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Werewolf and, solely prior to the Closing, Ambros, the undersigned will not, during the period commencing upon the Closing Date and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):
(i)
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Werewolf Common Stock or any securities convertible into or exercisable or exchangeable for Werewolf Common Stock (including without limitation, Werewolf Common Stock, Merger Pre-Funded Warrants or such other securities which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by the undersigned in accordance with the rules and regulations of the SEC and securities of Werewolf which may be issued upon exercise of an option to purchase Werewolf Common Stock, Merger Pre-Funded Warrant or warrant or settlement of a Werewolf restricted stock unit) that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the undersigned (collectively, the “Undersigned’s Shares”);

(ii)
enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Werewolf Common Stock or other securities, in cash or otherwise;

(iii)
make any demand for, or exercise any right with respect to, the registration of any shares of Werewolf Common Stock or any security convertible into or exercisable or exchangeable for Werewolf Common Stock, including the Merger Pre-Funded Warrants (other than the obligations of Werewolf under that certain Registration Rights Agreement entered into on or around the Closing Date by and among Werewolf and the several investors signatory thereto); or

(iv)	publicly disclose the intention to do any of the foregoing.
The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:
(a) transfers of the Undersigned’s Shares:
(i)
if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement, or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);
(ii)
if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company, or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management or advisement with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, including, without limitation, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or (D) transfers or dispositions not involving a change in beneficial ownership; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;
provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Werewolf a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Werewolf Common Stock, Merger Pre-Funded Warrants or such other securities that have been so transferred or distributed;
(b) the exercise of an option to purchase Werewolf Common Stock (including a net or cashless exercise of an option to purchase Werewolf Common Stock), and any related transfer of shares of Werewolf Common Stock to Werewolf or sale of Werewolf Common Stock in the open market, in each case, for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) during the Restricted Period due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Werewolf Common Stock held by the undersigned following such exercise and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;
(c) the disposition (including a forfeiture or repurchase) to Werewolf of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;
(d) the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Werewolf Common Stock, and transfers to Werewolf, or sales of Werewolf Common Stock in the open market, in connection with the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Werewolf Common Stock settled in Werewolf Common Stock, in each case, to pay any tax withholding obligations due during the Restricted Period; provided that, for the avoidance of doubt, the underlying shares of Werewolf Common Stock held by the undersigned following such vesting or settlement and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;
(e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) for the transfer of Werewolf Common Stock; provided that such plan does not provide for any transfers of Werewolf Common Stock during the Restricted Period, or the sale of Werewolf Common Stock pursuant to a 10b5-1 Plan existing as of the date of the Merger Agreement (which, for clarity, shall not be amended during the Restricted Period, but may be terminated during the Restricted Period);
(f) transfers, sales, dispositions, or the entering into of transactions (including, without limitation, any swap, hedge or similar agreement) by the undersigned of or relating to shares of capital stock or other securities of Werewolf purchased or acquired by the undersigned on the open market after the Closing Date, in a public offering by Werewolf, or that otherwise do not involve or relate to shares of Werewolf Common Stock issued pursuant to the Merger Agreement in respect of equity of Ambros or any Merger Pre-Funded Warrants issued in lieu thereof;

(g) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Werewolf’s capital stock involving a change of control of Werewolf that is approved by Werewolf’s Board of Directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement; or
(h) pursuant to an order of a court or regulatory agency;
(i) transfers, sales, dispositions or the entering into of transactions (including, without limitation, any swap, hedge or similar agreement), by the undersigned of shares of Werewolf, if any, purchased from Werewolf pursuant to the Concurrent PIPE Financing (as defined in the Merger Agreement) (the “Werewolf Concurrent PIPE Financing Released Shares”) or issued in exchange for, or on conversion or exercise of, any securities issued as part of the Concurrent PIPE Financing. The number of Werewolf Concurrent PIPE Financing Released Shares held by each stockholder of Werewolf is set forth opposite his, her or its name on Schedule I to this Lock-Up Agreement under the heading “Werewolf Concurrent PIPE Financing Released Shares”;
and provided, further, that, with respect to each of (a), (b), (c), (d), (e) and (f) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings or other public disclosures that may be required under applicable federal and state securities Laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase shares of Werewolf Common Stock or in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Werewolf Common Stock settled in Werewolf Common Stock that would otherwise expire during the Restricted Period, provided that (1) reasonable notice shall be provided to Werewolf prior to any such filing and (2) such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement).
Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Werewolf. In furtherance of the foregoing, the undersigned agrees that Werewolf and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Werewolf may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Werewolf Common Stock or any other securities convertible into or exercisable or exchangeable for Werewolf Common Stock:
THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.
The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.
The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Werewolf and Ambros are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement. Notwithstanding anything to the contrary contained herein, this Lock-Up Agreement will automatically terminate and the undersigned shall be released from all obligations under this Lock-Up Agreement upon the earliest to occur, if any, of (i) Ambros advising the undersigned in writing that it has determined not to proceed with the Contemplated Transactions or (ii) the Merger Agreement being validly terminated pursuant to its terms.
Any and all remedies herein expressly conferred upon Werewolf or Ambros will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Werewolf or Ambros of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to Werewolf and/or Ambros in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Werewolf and Ambros shall be entitled to seek an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Werewolf or Ambros is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Werewolf or Ambros with respect thereto.
In the event that any holder of Werewolf’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Werewolf (and prior to the Closing, Ambros) to sell or otherwise transfer or dispose of shares of Werewolf Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder or is granted an early release from the restrictions described herein during the Restricted Period, the same percentage of shares of the Undersigned’s Shares shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission or early release has been granted by Werewolf, and solely prior to the Closing, Ambros, to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holder’s shares of Werewolf Common Stock that, when combined with all such other such permissions and early releases, represent an aggregate amount in excess of 1% of the number of shares of Werewolf Common Stock outstanding immediately following the Closing; provided, further, that if the undersigned is an executive officer or director of Werewolf and such permission or early release was granted solely for the purpose of satisfying the initial listing requirements of the Nasdaq Stock Market (or such other exchange on which Werewolf Common Stock is then listed), then the undersigned shall not be entitled to such Pro-Rata Release. Werewolf shall notify the undersigned of any Pro-Rata Release of its shares on the same day that any permission that triggers the Pro-Rata Release is granted.
Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Werewolf will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Werewolf’s transfer agent representing the Undersigned’s Shares without the restrictive legend above and the withdrawal of any stop transfer instructions.
This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement or any of the Contemplated Transactions, each of the parties irrevocably and unconditionally: (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with the subsequent paragraph of this Lock-Up Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.
If any provision or part-provision of this letter agreement is or becomes invalid, illegal or unenforceable, it shall be deemed deleted, but that shall not affect the validity and enforceability of the rest of this Lock-Up Agreement. If any provision or part-provision of this Lock-Up Agreement is deemed deleted, the parties shall negotiate in good faith to agree a replacement provision, that, to the greatest extent possible, achieves the intended commercial result of the original provision.
Any failure or delay by Werewolf or Ambros to exercise any right or remedy provided under this Lock-Up Agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy provided under this Lock-Up Agreement or by law shall prevent or restrict any further exercise of that or any other right or remedy.
All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by electronic transmission (providing confirmation of transmission) to Werewolf or Ambros, as the case may be, in accordance with the Merger Agreement and to the undersigned at his, her or its address or email address (providing confirmation of transmission) set forth on the signature page hereto (or at such other address for a party as shall be specified by like notice).

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Werewolf, Ambros and the undersigned by facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.
(Signature Page Follows)

Very truly yours,
Print Name of Stockholder:
Signature (for individuals):

Signature (for entities):

By:
Name:
Title:
Email Address:

Accepted and Agreed by WEREWOLF THERAPEUTICS, INC.:

By:
Name:
Title:

Accepted and Agreed by AMBROS THERAPEUTICS, INC.:

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

SCHEDULE I

Werewolf Concurrent PIPE Financing Released Shares

Investor	Werewolf Concurrent PIPE Financing Released Shares

[Schedule I to Lock-Up Agreement]

ANNEX J
SECURITIES PURCHASE AGREEMENT
This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is dated as of August 21, 2026, by and among Werewolf Therapeutics, Inc., a Delaware corporation (the “Company”), and each of the investors listed on Exhibit A attached to this Agreement (each, an “Investor” and together, the “Investors”).
WHEREAS, concurrently with the execution and delivery of this Agreement, the Company is entering into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Wave Atlantis Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), and Ambros Therapeutics, Inc., a Delaware corporation (“Ambros”), pursuant to which Merger Sub will merge with and into Ambros, with Ambros surviving as a wholly owned subsidiary of the Company (the “Merger”), in each case in accordance with and subject to the terms and conditions set forth in the Merger Agreement;
WHEREAS, the Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act (as defined below);
WHEREAS, the Company desires to sell to the Investors, and each Investor desires to purchase from the Company, severally and not jointly, upon the terms and subject to the conditions stated in this Agreement, (A) shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) and (B) pre-funded warrants to purchase shares of Common Stock substantially in the form attached hereto as Exhibit B (the “Pre-Funded Warrants” and together with the Shares, the “Securities”); and
WHEREAS, on the Closing Date (as defined below), the parties hereto will execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit C, pursuant to which the Company will agree to provide certain registration rights in respect of the resale of the Shares and the Pre-Funded Warrant Shares (as defined below) under the Securities Act and applicable state securities laws.
NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and each Investor, severally and not jointly, agree as follows:
1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediates, controls, is controlled by or is under common control with such Person.
“Aggregate Commitment Amount” means the aggregate of all Commitment Amounts set forth on Exhibit A hereto.
“Agreement” has the meaning set forth in the recitals.
“Amended and Restated Bylaws” means the Third Amended and Restated Bylaws of the Company, as amended, as currently in effect.
“Board of Directors” means the board of directors of the Company.
“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.
“Certificate of Incorporation” means the Restated Certificate of Incorporation of the Company, as amended, as currently in effect.
“Closing” has the meaning set forth in Section 2.2.
“Closing Date” has the meaning set forth in Section 2.2.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Commitment Amount” means, with respect to each Investor, the commitment amount set forth opposite such Investor’s name under the heading “Commitment Amount” on Exhibit A hereto.
“Common Stock” has the meaning set forth in the recitals.

“Common Stock Equivalents” means any securities of the Company that would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.
“Company” has the meaning set forth in the recitals.
“Company Presentation” means that certain Ambros Therapeutics Corporate Presentation dated July 2026.
“CVR Agreement” means the Contingent Value Rights Agreement to be entered into in accordance with the terms of the Merger Agreement by and between the Company and the Rights Agent (as defined in the Merger Agreement).
“Environmental Laws” has the meaning set forth in Section 3.15.
“Equity Plan Proposals” has the meaning set forth in the Merger Agreement.
“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.
“Financial Statements” has the meaning set forth in Section 3.8(b).
“Fundamental Representations” means the representations and warranties made by the Company in Sections 3.1 (Organization and Power), 3.2 (Capitalization), 3.4 (Authorization), 3.5 (Valid Issuance), 3.6 (No Conflict), 3.7 (Consents), 3.8 (SEC Filings; Financial Statements), 3.18 (Nasdaq Stock Market), 3.19 (Sarbanes-Oxley Act), 3.22 (Price Stabilization of Common Stock), 3.23 (Investment Company Act), 3.24 (General Solicitation; No Integration or Aggregation), 3.25 (Brokers and Finders), 3.26 (Reliance by the Investors) and 3.27 (No Additional Agreements).
“GAAP” has the meaning set forth in Section 3.8(b).
“Governmental Authorizations” has the meaning set forth in Section 3.11.
“Indemnified Person” has the meaning set forth in Section 5.9.
“Investor” and “Investors” have the meanings set forth in the recitals.
“Investor Majority” means Investors whose Commitment Amount collectively represent at least a majority of the Aggregate Commitment Amount, which majority shall include any Investor who, together with any affiliated or related funds or commonly managed funds, has a Commitment Amount of at least $20 million.
“Material Adverse Effect” means any “Werewolf Material Adverse Effect,” as such term is defined in the Merger Agreement.
“Material Contract” means any contract, instrument or other agreement to which the Company or its subsidiaries is a party or by which the Company or its subsidiaries is bound that has been filed or was required to have been filed as an exhibit to the SEC Reports pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.
“Merger Agreement” has the meaning set forth in the recitals.
“Merger Agreement Closing” means the “Closing” as such term is defined in the Merger Agreement.
“Merger Registration Statement” means a registration statement on Form S-4 registering Common Stock to be issued in connection with the Merger pursuant to the terms of the Merger Agreement, which registration statement contains a prospectus relating to such shares issued as well as a proxy statement of the Company relating to the Werewolf Stockholder Meeting.
“Nasdaq” means the Nasdaq Stock Market LLC.
“Nasdaq Initial Listing Approval” means the approval by Nasdaq of an Initial Listing Application in respect of the maximum aggregate number of Shares and Pre-Funded Warrant Shares and shares of Common Stock issuable pursuant to the Merger Agreement.

“National Exchange” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question, together with any successor thereto: the NYSE American, The New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market and The Nasdaq Capital Market.
“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.
“Placement Agents” means Leerink Partners LLC, Piper Sandler & Co., Cantor Fitzgerald & Co., Wells Fargo Securities, LLC and LifeSci Capital LLC.
“Pre-Funded Warrants” has the meaning set forth in the recitals.
“Pre-Funded Warrant Price” means an amount equal to the Share Price minus the per-share exercise price of the Pre-Funded Warrants.
“Pre-Funded Warrant Shares” has the meaning set forth in Section 3.4.
“Registration Rights Agreement” has the meaning set forth in Section 6.1(j).
“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.
“SEC” means the U.S. Securities and Exchange Commission.
“SEC Reports” means (a) the Company’s most recently filed Annual Report on Form 10-K and (b) all Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed or furnished (as applicable) by the Company following the end of the most recent fiscal year for which an Annual Report on Form 10-K has been filed and at least one Business Day prior to the execution of this Agreement, together in each case with amendments or supplements thereto and any documents incorporated by reference therein or exhibits thereto.
“Securities” has the meaning set forth in the recitals.
“Securities Act” means the U.S. Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.
“Share Price” means an amount equal to the Concurrent PIPE Financing Proceeds (as defined in the Merger Agreement) divided by the Concurrent PIPE Financing Merger Shares (as defined in the Merger Agreement), as calculated in accordance with Section 1.1 and Section 2.4 of the Merger Agreement.
“Shares” has the meaning set forth in the recitals.
“Short Sales” include, without limitation, (a) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (b) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).
“Transaction Agreements” means this Agreement, the Registration Rights Agreement, the Pre-Funded Warrants, the Merger Agreement, and the CVR Agreement together with all exhibits and schedules hereto and thereto and any other documents or agreements executed in connection with the transactions contemplated thereunder and hereunder.
“Transfer Agent” means, with respect to the Common Stock, Computershare Trust Company, N.A. or such other financial institution that provides transfer agent services as the Company may engage from time to time.
“Required Werewolf Stockholder Approval” has the meaning set forth in the Merger Agreement.
“Werewolf Authorized Common Stock Increase” has the meaning set forth in the Merger Agreement.
“Werewolf Authorized Share Increase Proposal” has the meaning set forth in the Merger Agreement.
“Werewolf Stockholder Matters” has the meaning set forth in the Merger Agreement.
“Werewolf Stockholder Meeting” has the meaning set forth in the Merger Agreement.

2. Purchase and Sale of Securities.
2.1 Purchase and Sale. Upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Investors, severally and not jointly, agree to purchase, on the Closing Date, (i) the number of Shares equal to (rounded down to the nearest whole share of Common Stock) (x) the portion of the applicable Investor’s Commitment Amount allocated to the purchase of Shares divided by (y) the Share Price and (ii) at such Investor’s election, the number of Pre-Funded Warrants equal to (rounded down to the nearest whole Pre-Funded Warrant) (x) the portion of such Investor’s Commitment Amount allocated to the purchase of Pre-Funded Warrants divided by (y) the Pre-Funded Warrant Price. The purchase price per Share is equal to the Share Price. The price per Pre-Funded Warrant is equal to the Pre-Funded Warrant Price.
2.2 Closing. Subject to the satisfaction or waiver of the conditions set forth in Section 6 of this Agreement, the closing of the purchase and sale of the Securities (the “Closing” and the date on which the Closing occurs, the “Closing Date”) shall occur remotely via the exchange of documents and signatures immediately prior to the Merger Agreement Closing. At the Closing, the Securities shall be issued and registered in the names of the Investors, or in such nominee name(s) as designated by such Investors, in each case against payment to the Company of the purchase price therefor (the “Aggregate Purchase Amount”) in full, by wire transfer to the Company of immediately available funds, at or prior to the Closing, in accordance with wire instructions provided by the Company pursuant to a written notice sent by the Company to the Investors at least three Business Days prior to the Closing, which written notice shall also notify Investors of the anticipated Closing Date, the Share Price, the Pre-Funded Warrant Price and the number of Shares and, if applicable, Pre-Funded Warrants to be purchased by each Investor. On the Closing Date, the Company will cause (A) the Transfer Agent to issue the Shares in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 4.10 hereof) and the Company shall provide evidence of such issuance from the Company’s Transfer Agent as soon as reasonably practical following the Closing Date to each Investor and (B) deliver to such Investor (or such Investor’s designated custodian per its delivery instructions), or in such nominee name(s) as designated by such Investor, Pre-Funded Warrants exercisable for a number of shares of Common Stock as set forth in Exhibit A with respect to such Investor. In the event that the Closing has not occurred within three Business Days after the expected Closing Date, unless otherwise agreed by the Company and such Investor, the Company shall promptly (but no later than one Business Days thereafter) return the previously wired Aggregate Purchase Amount to each respective Investor by wire transfer of United States dollars in immediately available funds to the account specified by each Investor, and any book entries for the Securities shall be deemed cancelled; provided that, unless this Agreement has been terminated pursuant to Section 7, such return of funds shall not terminate this Agreement or relieve such Investor of its obligation to purchase, or the Company of its obligation to issue and sell, the Securities at the Closing.Notwithstanding the foregoing and anything in this Agreement to the contrary, as may be agreed to among the Company and one or more Investors, if an Investor is (a) an investment company registered under the Investment Company Act of 1940, as amended, (b) advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (c) otherwise subject to internal policies and/or procedures relating to the timing of funding and issuance of securities, such Investor shall not be required to wire its Aggregate Purchase Amount until it confirms receipt of evidence of the issuance of such Investor’s Securities from the Transfer Agent in form and substance reasonably acceptable to the Investor (and the Company shall use reasonable best efforts to cause the Transfer Agent to deliver such evidence).
3. Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Investors and the Placement Agents that the statements contained in this Section 3 are true and correct as of the date of this Agreement and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date).
3.1 Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and described in the SEC Reports and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where such failure to be in good standing or to have such power and authority or to so qualify would not reasonably be expected to have a Material Adverse Effect. Each of the Company’s subsidiaries is (i) duly incorporated and validly existing and in good standing (or such equivalent concepts to the extent they exist under the law of such jurisdiction) under the laws of the jurisdiction of its incorporation and has the requisite power and authority to carry on its business as now conducted and to own or lease its properties and (ii) qualified to do business as a foreign corporation and in good standing (or such equivalent concepts to the extent they exist under the law of such jurisdiction) in each jurisdiction in which such qualification is required, except in each case as would not reasonably be expected to have a Material Adverse Effect.
3.2 Capitalization. The Company’s disclosure of its authorized, issued and outstanding capital stock in the SEC Reports containing such disclosure was accurate in all material respects as of the date indicated in such SEC Reports. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares of capital stock of the Company were issued in violation of any preemptive or other similar rights of any securityholder of the Company which have not been waived, and such shares were issued in compliance in all material respects with applicable state and federal securities law and any rights of third parties. Other than as set forth in the Transaction Agreements or as disclosed in the SEC Reports, there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock or other equity interest in the Company or any of its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any capital stock of the Company or any such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; the capital stock of the Company conforms in all material respects to the description thereof contained in the SEC Reports; and all the outstanding shares of capital stock or other equity interests of each subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable (except, in the case of any foreign subsidiary, for directors’ qualifying shares) and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party.
3.3 Registration Rights. Except as set forth in the Transaction Agreements or as disclosed in the SEC Reports, the Company is presently not under any obligation, and has not granted any rights, to register under the Securities Act any of the Company’s presently outstanding securities or any of its securities that may hereafter be issued, other than such rights and obligations that have expired or been satisfied or waived.
3.4 Authorization. Except for (i) the Required Werewolf Stockholder Approval, (ii) the Nasdaq Initial Listing Approval and (iii) the effectiveness of the Werewolf Authorized Common Stock Increase, the Company has all requisite corporate power and authority to enter into the Transaction Agreements and to carry out and perform its obligations under the terms of the Transaction Agreements, including (i) the issuance and sale of the Securities and (ii) the issuance of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (the “Pre-Funded Warrant Shares”). Except for (i) the Required Werewolf Stockholder Approval and (ii) the effectiveness of the Werewolf Authorized Common Stock Increase, all corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of the Shares and the Pre-Funded Warrant Shares, the authorization, execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated herein, including (i) the issuance and sale of the Securities and (ii) the issuance of the Pre-Funded Warrant Shares, has been taken, including, without limitation, the approval of the Board of Directors (or a committee thereof) to the extent applicable, in accordance with Section 144(a)(1) or 144(b)(1) of the Delaware General Corporation Law. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each Investor of this Agreement and that this Agreement constitutes the legal, valid and binding agreement of each Investor, this Agreement and each of the Pre-Funded Warrants constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Upon its execution by the Company and the other parties thereto and assuming that it constitutes legal, valid and binding agreements of the other parties thereto, the Registration Rights Agreement will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
3.5 Valid Issuance. Subject to (i) receipt of the Required Werewolf Stockholder Approval and (ii) the effectiveness of the Werewolf Authorized Common Stock Increase, the Shares being purchased by the Investors hereunder have been duly and validly authorized and, upon issuance pursuant to the terms of this Agreement against full payment therefor in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than restrictions on transfer under applicable state and federal securities laws), and the holder of the Shares shall be entitled to all rights accorded to a holder of Common Stock. Subject to (i) receipt of the Required Werewolf Stockholder Approval and (ii) the effectiveness of the Werewolf Authorized Common Stock Increase, the Pre-Funded Warrant Shares have been duly and validly authorized and reserved for issuance and, upon issuance pursuant to the terms of the Pre-Funded Warrants against full payment therefor in accordance with the terms of the Pre-Funded Warrants, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than those as provided in the Transaction Agreements or restrictions on transfer under applicable state and federal securities laws), and the holder of the Pre-Funded Warrant Shares shall be entitled to all rights accorded to a holder of Common Stock. Except as set forth in the Transaction Agreements, the issuance and delivery of the Shares and the Pre-Funded Warrants does not, and the exercise in full of the Pre-Funded Warrants and the issuance and delivery of the Pre-Funded Warrant Shares thereupon will not (a) obligate the Company to offer to issue, or issue, shares of Common Stock or other securities to any Person (other than the Investors) pursuant to any preemptive rights, rights of first refusal, rights of participation or similar rights, or (b) result in any adjustment (automatic, at the election of any Person or otherwise) of the exercise, conversion, exchange or reset price under, or any other anti-dilution adjustment pursuant to, any outstanding securities of the Company. Subject to the accuracy of the representations and warranties made by the Investors in Section 4, the offer and sale of the Securities to the Investors is, and will be, (i) exempt from the registration and prospectus delivery requirements of the Securities Act and (ii) exempt from (or otherwise not subject to) the registration and qualification requirements of applicable securities laws of the states of the United States.
3.6 No Conflict. The execution, delivery and performance of the Transaction Agreements by the Company, the issuance and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Agreements will not, (i) subject to (a) receipt of the Required Werewolf Stockholder Approval and (b) the effectiveness of the Werewolf Authorized Common Stock Increase, violate any provision of the Certificate of Incorporation or Amended and Restated Bylaws of the Company, (ii) conflict with or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a benefit under any Material Contract, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or any of its subsidiaries or their respective properties or assets, or (iii) subject to the accuracy of the representations and warranties made by the Investors in Section 4, result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any of its subsidiaries is subject (including federal and state securities laws and regulations) and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject, or by which any property or asset of the Company or any of its subsidiaries is bound or affected, or (iv) conflict with, result in a breach of, or require any consent, approval, authorization or waiver under the Merger Agreement that has not been obtained or made, except, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.
3.7 Consents. Assuming the accuracy of the representations and warranties of each Investor set forth in Section 4 hereof, no consent, approval, authorization, filing with or order of or registration with, any court or governmental agency or body or self-regulatory organization to which the Company is subject or other Person is required in connection with the authorization, execution or delivery by the Company of the Transaction Agreements, the issuance and sale of the Securities and the performance by the Company of its other obligations under the Transaction Agreements, except (a) as set forth in the Merger Agreement, (b) as have been or will be obtained or made under the Securities Act or the Exchange Act, (c) the Nasdaq Initial Listing Approval and the filing of any other requisite notices and/or application(s) to the National Exchange for the issuance and sale of the Shares or the Pre-Funded Warrant Shares and listing of the Shares or the Pre-Funded Warrant Shares for trading or quotation, as the case may be, thereon in the time and manner required thereby, (d) customary post-closing filings with the SEC or pursuant to state securities laws in connection with the offer and sale of the Shares and Pre-Funded Warrant Shares by the Company in the manner contemplated by the Transaction Agreements, which will be filed on a timely basis, (e) the filing of the registration statement required to be filed by the Registration Rights Agreement, or (f) such that the failure of which to obtain would not have a Material Adverse Effect. All notices, consents, authorizations, orders, filings and registrations which the Company is required to deliver or obtain prior to the Closing pursuant to the preceding sentence have been obtained or made or will be delivered or obtained or effected, and shall remain in full force and effect, on or prior to the Closing.
3.8 SEC Filings; Financial Statements.
(a) The Company has timely filed or furnished all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under Section 13, 14(a) and 15(d) of the Exchange Act for the one year preceding the date of this Agreement and is, and upon completion of the Merger and other transactions contemplated thereby will be, in compliance with General Instruction I.A.3 of Form S-3. As of the time it was filed or furnished with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the SEC Reports complied in all material respects with the applicable requirements of the Exchange Act, and, as of the time they were filed or furnished , none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments from the SEC staff with respect to the SEC Reports. To the Company’s knowledge, none of the SEC Reports are the subject of an ongoing SEC review. The interactive data in eXtensible Business Reporting Language included in the SEC Reports fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto. The Company is not, and has never been, an issuer subject to Rule 144(i) under the Securities Act.
(b) The consolidated financial statements of the Company included in the SEC Reports (collectively, the “Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates indicated, and the results of its operations and cash flows for the periods therein specified, and have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods therein specified (except as otherwise noted therein, and except that any unaudited financial statements may not contain certain footnotes and are subject to normal and recurring year-end adjustments). Except as set forth in the Financial Statements filed prior to the date of this Agreement or as contemplated by the Transaction Agreements, the Company has not incurred any liabilities, contingent or otherwise, except (i) those incurred in the ordinary course of business, consistent with past practices since the date of such financial statements or (ii) liabilities not required under GAAP to be reflected in the Financial Statements, in either case, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.
3.9 Absence of Changes. Since December 31, 2025, in each case, other than as set forth in the SEC Reports, as set forth on Schedule 3.9, or as contemplated by the Transaction Agreements, (a) the Company has conducted its business only in the ordinary course of business and there have been no material transactions entered into by the Company or any of its subsidiaries; (b) no material change to any material contract or arrangement by which the Company or any of its subsidiaries is bound or to which any of its assets or properties is subject has been entered into; and (c) there has not been any other event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect under this Section 3.9:
(i) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company conducts business, provided that the Company is not disproportionately affected thereby;
(ii) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, provided that the Company is not disproportionately affected thereby;
(iii) any change that generally affects industries in which the Company and its subsidiaries conduct business, provided that the Company is not disproportionately affected thereby;

(iv) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, fires or other natural disasters, weather conditions, global pandemics, including the COVID-19 pandemic and related strains, epidemic or similar health emergency, and other force majeure events in the United States or any other location, provided that the Company is not disproportionately affected thereby;
(v) national or international political or social conditions (or changes in such conditions), whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, provided that the Company is not disproportionately affected thereby;
(vi) material changes in laws after the date of this Agreement; and
(vii) in and of itself, any material failure by the Company to meet any published or internally prepared estimates of revenues, expenses, earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (i)-(v) of this Section 3.9).
3.10 Absence of Litigation. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.15 (Legal Proceedings; Orders) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.
3.11 Compliance with Law; Permits. Neither the Company nor any of its subsidiaries is in violation of, or has received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any governmental body, court or government agency or instrumentality, except for violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries have all required licenses, permits, certificates and other authorizations (collectively, “Governmental Authorizations”) from such federal, state or local government or governmental agency, department or body that are currently necessary for the operation of the business of the Company and its subsidiaries as currently conducted, except where the failure to possess currently such Governmental Authorizations has not had and is not reasonably expected to have a Material Adverse Effect. Neither the Company nor any subsidiary has received any written (or, to the Company’s knowledge, oral) notice regarding any revocation or material modification of any such Governmental Authorization, which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, has or would reasonably be expected to result in a Material Adverse Effect.
3.12 Intellectual Property. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.12 (Intellectual Property) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.
3.13 Employee Benefits. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.17 (Employee and Labor Matters; Benefit Plans) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.
3.14 Taxes. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.16 (Tax Matters) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.
3.15 Environmental Laws. Neither the Company nor any of its subsidiaries is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), has not released any hazardous substances regulated by Environmental Law onto any real property that it owns or operates, and has not received any written notice or claim it is liable for any off-site disposal or contamination pursuant to any Environmental Laws, which violation, release, notice, claim, or liability would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and to the Company’s knowledge, there is no pending or threatened investigation that would reasonably be expected to lead to such a claim.
3.16 Title. Each of the Company and its subsidiaries has good and marketable title to all personal property owned by it that is material to the business of the Company, free and clear of all liens, encumbrances and defects except such as do not materially and adversely affect the value of such property and do not materially and adversely interfere with the use made and proposed to be made of such property by the Company or its subsidiaries, as the case may be. Any real property and buildings held under lease by the Company or its subsidiaries is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or its subsidiaries, as the case may be. The Company does not own any real property.
3.17 Insurance. The Company carries or is entitled to the benefits of insurance in such amounts and covering such risks that is customary for comparably situated companies and is adequate for the conduct of its business and the value of its real and personal properties (owned or leased) and tangible assets, and each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms of such insurance policies. Other than customary end-of-policy notifications from insurance carriers, since January 1, 2024, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any material insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy.
3.18 Nasdaq Stock Market. The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Exchange Act and, as of the date of this Agreement, are listed for trading on the Nasdaq Capital Market under the symbol “HOWL”. As of the date of this Agreement, other than as disclosed in the SEC Reports, the Company is in compliance with all listing requirements of Nasdaq applicable to the Company. As of the date of this Agreement, other than as disclosed in the SEC Reports, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the SEC, respectively, to prohibit or terminate the listing of the Common Stock on the Nasdaq Capital Market or to deregister the Common Stock under the Exchange Act. The Company has taken no action as of the date of this Agreement that is designed to terminate the registration of the Common Stock under the Exchange Act.
3.19 Sarbanes-Oxley Act. Since January 1, 2025, the Company has been in compliance in all material respects with all applicable requirements of the Sarbanes-Oxley Act of 2002 and applicable rules and regulations promulgated by the SEC thereunder.
3.20 Regulatory Matters. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.14 (Compliance; Permits; Restrictions) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.
3.21 Accounting Controls and Disclosure Controls and Procedures. The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to comply with the requirements of the Exchange Act applicable to the Company and provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that the Company maintains records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Board of Directors and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Except as disclosed in the Company’s SEC Reports filed prior to the date of this Agreement, the Company has not identified any material weaknesses in the design or operation of the Company’s internal control over financial reporting. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to provide reasonable assurance that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.
3.22 Price Stabilization of Common Stock. The Company has not taken, nor will it take, directly or indirectly, any action designed to stabilize or manipulate the price of the Common Stock to facilitate the sale or resale of the Shares or the Pre-Funded Warrant Shares.

3.23 Investment Company Act. The Company is not, and immediately after receipt of payment for the Securities will not be, an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.
3.24 General Solicitation; No Integration or Aggregation. Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Securities pursuant to this Agreement. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), including, but not limited to, in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act, which, to its knowledge, is or will be (i) integrated with the offer and sale of the Securities pursuant to this Agreement for purposes of the Securities Act or (ii) aggregated with prior offerings by the Company for the purposes of the rules and regulations of the Nasdaq Capital Market. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 4, neither the Company nor any of its Affiliates, its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby.
3.25 Brokers and Finders. Other than the Placement Agents, neither the Company nor any other Person authorized by the Company to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.
3.26 Reliance by the Investors. The Company has a reasonable basis for making each of the representations set forth in this Section 3. The Company acknowledges that each of the Investors will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth herein.
3.27 No Additional Agreements. There are no agreements or understandings between the Company and any Investor with respect to the transactions contemplated by the Transaction Agreements, including any agreements or understandings with any Investor or other investor with respect to the purchase of securities of the Company, other than (i) as specified in the Transaction Agreements and (ii) any side letter agreements with any of the Investors, which side letters the Company has shared with all Investors.
3.28 Anti-Bribery and Anti-Money Laundering Laws. Each of the Company, its subsidiaries and, to the knowledge of the Company, any of their respective officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and its participation in the offering will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope; (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 U.S. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder; or (C) except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, any laws with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and economic sanctions regulations and executive orders administered by the U.S. Department of the Treasury Office of Foreign Asset Control.
3.29 Cybersecurity. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.24 (Privacy and Data Security) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.

3.30 Transactions with Affiliates and Employees. The Company’s representations and warranties set forth in the Merger Agreement in Section 4.20 (Transactions with Affiliates) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the SEC Reports.
3.31 Disclosures. The information supplied by or on behalf of the Company contained or incorporation by reference in the Merger Registration Statement or in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), will not, as of the time the Merger Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented, at the time the Merger Registration Statement is declared effective by the SEC at the time of the Werewolf Stockholder Meeting or at the Closing Date, as applicable, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading.
3.32 Additional Representations and Warranties. As of the date hereof and as of the Closing Date the representations and warranties of the Company contained in Section 4 of the Merger Agreement and in any certificate or other writing delivered by the Company pursuant thereto are true and correct in all material respects (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects). To the Company’s knowledge, the representations and warranties of Ambros contained in Section 3 of the Merger Agreement (as qualified therein and in the disclosure schedules thereto) were, as of the date of the Merger Agreement, true and correct in all material respects (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects). All necessary corporate action has been duly and validly taken by the Company and the Merger Sub to authorize the execution, delivery and performance of the Merger Agreement. The Merger Agreement has been duly and validly authorized, executed and delivered by the Company and the Merger Sub and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a valid and binding agreement of the Company and the Merger Sub, enforceable against the Company and the Merger Sub in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability. The Company has furnished or otherwise made available to each Investor a true and substantially complete copy of the Merger Agreement as in effect as of the date hereof.
4. Representations and Warranties of Each Investor. Each Investor, severally for itself and not jointly with any other Investor, represents and warrants to the Company and the Placement Agents that the statements contained in this Section 4 are true and correct as of the date of this Agreement and the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):
4.1 Organization. The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.
4.2 Authorization. The Investor has all requisite corporate or similar power and authority to enter into this Agreement and the other Transaction Agreements to which it will be a party and to carry out and perform its obligations hereunder and thereunder. All corporate, member or partnership action on the part of such Investor or its stockholders, members or partners necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Agreements to which it will be a party and the consummation of the other transactions contemplated in this Agreement has been taken. The execution, delivery and performance by such Investor of the Transaction Agreements to which such Investor is a party has been duly authorized and each has been duly executed. Assuming this Agreement constitutes the legal and binding agreement of the Company, this Agreement constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its respective terms, except as such enforceability may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and/or similar laws relating to or affecting the rights of creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
4.3 No Conflicts. The execution, delivery and performance of the Transaction Agreements to which it will be a party by the Investor, the purchase of the Securities in accordance with their terms and the consummation by the Investor of the other transactions contemplated hereby will not conflict with or result in any violation of, breach or default by such Investor (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a material benefit under (i) any provision of the organizational documents of the Investor, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (ii) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to such Investor or its respective properties or assets, except, in the case of clause (ii), as would not, individually or in the aggregate, be reasonably expected to materially delay or materially hinder the ability of the Investor to perform its obligations under the Transaction Agreements to which it will be a party.
4.4 Residency. The Investor’s residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below the Investor’s name on the pertinent signature page of this Agreement, except as otherwise communicated by the Investor to the Company.
4.5 Brokers and Finders. The Investor has not retained or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.
4.6 Investment Representations and Warranties. The Investor hereby represents and warrants that, it (i) as of the date of this Agreement is, if an entity, a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” as that term is defined in Rule 501(a) under Regulation D promulgated pursuant to the Securities Act; or (ii) if an individual, is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D of the Securities Act and has such knowledge and experience in financial and business matters as to be able to protect its own interests in connection with an investment in the Securities. The Investor further represents and warrants that (x) it is capable of evaluating the merits and risk of such investment, and (y) that it has not been organized for the purpose of acquiring the Securities and is an “institutional account” as defined by FINRA Rule 4512(c). The Investor understands and agrees that the offering and sale of the Securities has not been registered under the Securities Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor’s representations as expressed herein. Accordingly, the Investor understands and agrees that the offering and sale of the Securities meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exception under FINRA Rule 2111(b).
4.7 Intent. The Investor is purchasing the Securities solely for the Investor’s own account and not for the account of others, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to the Investor’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. Notwithstanding the foregoing, if the Investor is purchasing the Securities as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account. The Investor has no present arrangement to sell the Securities to or through any person or entity. The Investor understands that the Securities must be held indefinitely unless such Securities are resold pursuant to a registration statement under the Securities Act or an exemption from registration is available. Nothing contained herein shall be deemed a representation or warranty by the Investor to hold the Securities for any period of time.
4.8 Investment Experience; Ability to Protect Its Own Interests and Bear Economic Risks. The Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has knowledge and experience in finance, securities, taxation, investments and other business matters as to be capable of evaluating the merits and risks of investments of the kind described in this Agreement and contemplated hereby, and the Investor has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor acknowledges that the Investor (i) is a sophisticated investor, experienced in investing in private placements of equity securities and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (ii) has exercised independent judgment in evaluating its participation in the purchase of the Securities. The Investor acknowledges that the Investor is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in the Company’s filings with the SEC. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Investor. The Investor is, at this time and in the foreseeable future, able to afford the loss of the Investor’s entire investment in the Securities and the Investor acknowledges specifically that a possibility of total loss exists.
4.9 Independent Investment Decision. The Investor understands that nothing in the Transaction Agreements or any other materials presented by or on behalf of the Company to the Investor in connection with the purchase of the Securities constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in such Investor’s sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.
4.10 Securities Not Registered; Legends. The Investor acknowledges and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and the Investor understands that the offering and sale the Securities have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Securities must continue to be held and may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. The Investor understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of the Investor’s control and which the Company may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Securities. The Investor acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.
The Investor understands that any certificates or book entry notations evidencing the Securities may bear one or more legends in substantially the following form and substance:
“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION). NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”
In addition, the Securities may contain a legend regarding affiliate status of the Investor, if applicable, provided that the Company will notify the Investor in advance of Closing if such a legend is to be placed on its Securities.
4.11 No General Solicitation. The Investor acknowledges and agrees that the Investor is purchasing the Securities directly from the Company. Investor became aware of this offering of the Securities solely by means of direct contact from the Placement Agents or directly from the Company as a result of a pre-existing, substantive relationship with the Company or the Placement Agents and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, Affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons. The Securities were offered to the Investor solely by direct contact between the Investor and the Company, the Placement Agents and/or their respective representatives. Investor did not become aware of this offering of the Securities, nor were the Securities offered to Investor, by any other means, and none of the Company, the Placement Agents and/or their respective representatives acted as investment advisor, broker or dealer to Investor. The Investor is not purchasing the Securities as a result of any general or public solicitation or general advertising, or publicly disseminated advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement, including any of the methods described in Section 502(c) of Regulation D under the Securities Act.
4.12 Access to Information. In making its decision to purchase the Securities such Investor has relied solely upon independent investigation made by such Investor, upon the SEC Reports and upon the representations, warranties and covenants set forth herein. Such Investor acknowledges and agrees that such Investor and the Investor’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities as the Investor and the Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities and that the Investor has independently made its own analysis and decision to invest in the Company. Neither such inquiries nor any other due diligence investigation conducted by the Investor shall modify, limit or otherwise affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.
4.13 Certain Trading Activities. Other than consummating the transaction contemplated hereby, the Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Investor was first contacted by the Company or any other Person representing the Company, including the Placement Agents, regarding the transaction contemplated hereby and ending immediately prior to the date of this Agreement. Notwithstanding the foregoing, (i) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement and (ii) in the case of an Investor that has implemented internal information barriers pursuant to an information controls policy to “wall-off” certain trading personnel, the representation set forth above shall only apply to such walled-off trading personnel. Furthermore, in the case of an Investor whose investment advisor utilized an information barrier with respect to the information regarding the transactions contemplated hereunder after first being contacted by the Company or its representatives, the representation set forth above shall only apply after the point in time when the portfolio manager who manages such Investor’s assets was informed of the information regarding the transactions contemplated hereunder and, with respect to the Investor’s investment advisor, the representation set forth above shall only apply with respect to any purchases or sales, including Short Sales, of the securities of the Company on behalf of other funds or investment vehicles for which the Investor’s investment advisor is also an investment advisor or sub-advisor after the point in time when the portfolio manager who manages the assets of such other funds or investment vehicles for which the Investor’s investment advisor is also an investment advisor or sub-advisor was informed of the information regarding the transactions contemplated hereunder. Other than to other Persons party to this Agreement, its affiliates or other Persons advised, sub-advised or managed by the same investment advisor or manager, and to its advisors and agents who had a need to know such information, the Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.
4.14 Pre-Closing Distribution. Each Investor acknowledges and agrees that neither the Securities purchased by such Investor pursuant to this Agreement nor any Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrants shall entitle such Investor, solely by virtue of the purchase or ownership thereof or the exercise of the Pre-Funded Warrants, to receive or participate in the Pre-Closing Distribution (as defined in the Merger Agreement), including any contingent value rights distributed pursuant thereto or any payment or other consideration in respect of any such contingent value rights pursuant to the CVR Agreement. For the avoidance of doubt, the foregoing shall not affect any entitlement of an Investor to participate in the Pre-Closing Distribution in respect of shares of Common Stock held by such Investor other than Securities purchased pursuant to this Agreement or Pre-Funded Warrant Shares issued pursuant to the Pre-Funded Warrants.
5. Covenants.
5.1 Further Assurances. Prior to the Closing Date, each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions of this Agreement and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms of this Agreement. The Investor acknowledges that the Company and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Closing, the Investor agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 4 of this Agreement are no longer accurate, and the Company agrees to promptly notify each Investor if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 3 of this Agreement are no longer accurate.
5.2 Listing. The Company shall use commercially reasonable efforts to maintain the listing and trading of its Common Stock on the Nasdaq Capital Market and, in accordance therewith, will use reasonable best efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the rules and regulations of Nasdaq. The Company agrees to use commercially reasonable efforts to maintain the eligibility of the Common Stock for electronic transfer through an established clearing corporation, including, without limitation, by timely payment of fees to such clearing corporation in connection with such electronic transfer.
5.3 Disclosure of Transactions. The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Agreement (provided that, if this Agreement is executed between midnight and 9:00 a.m., New York City time on any Business Day, no later than 9:01 a.m. on the date hereof), issue a press release and/or file with the SEC a Current Report on Form 8-K (including, if applicable, all exhibits thereto, the “Disclosure Document” and the actual filing of such press release and/or Current Report on Form 8-K, the “Disclosure Time”) disclosing (i) all material terms of the transactions contemplated hereby and by the other Transaction Agreements and, if the Disclosure Document is a Current Report on Form 8-K, attaching this Agreement and the other Transaction Agreements and the Company Presentation as exhibits to such Disclosure Document and (ii) all material non-public information concerning the Company and the transactions contemplated hereby or the transactions contemplated by the Merger Agreement disclosed to the Investors prior to the Disclosure Time. Following the issuance or filing of the Disclosure Document, no Investor shall be in possession of any material non-public information concerning the Company disclosed to the Investors by the Company or its representatives. In addition, effective upon the issuance or filing of the Disclosure Document, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement relating to the subject matter hereof, whether written or oral, between the Company, any of its subsidiaries or any of their respective officers, directors, affiliates, employees or agents, including, without limitation, the Placement Agents, on the one hand, and any Investor or any of its respective Affiliates, on the other hand, shall terminate and be of no further force or effect. Notwithstanding anything in this Agreement to the contrary, the Company shall not provide any of the Investors or their respective affiliates, attorneys, agents or representatives with any material non-public information regarding the Company or its securities from and after the issuance or filing of the Disclosure Document, except as otherwise agreed by such Investor. The Company understands and confirms that the Investors will rely on the foregoing representation in effecting securities transactions. Notwithstanding anything in this Agreement to the contrary, the Company shall not publicly disclose the name of any Investor or any of its Affiliates or advisors, or include the name of any Investor or any of its Affiliates or advisors in any marketing materials (whether or not made publicly available), press release, public announcement or filing with the SEC (other than any registration statement contemplated by the Registration Rights Agreement, which shall be subject to review of the Investors in accordance with the terms of the Registration Rights Agreement) or any regulatory agency, without the prior written consent of the Investor, except (i) as required by the federal securities law in connection with (A) any registration statement contemplated by the Registration Rights Agreement, which shall be subject to review of the Investors in accordance with the terms of the Registration Rights Agreement and (B) the filing of final Transaction Agreements with the SEC or pursuant to other routine proceedings of regulatory authorities, or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq; provided, that the Company shall use commercially reasonable efforts to provide Investors with prior written notice of and a reasonable opportunity to review such disclosure permitted under foregoing clauses (i) and (ii).
5.4 Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Investors, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any National Exchange such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction (other than, for the avoidance of doubt, the Required Werewolf Stockholder Approval).
5.5 Removal of Legends.
(a) In connection with any sale, assignment, transfer or other disposition of the Shares or Pre-Funded Warrant Shares by an Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by the Investor with the requirements of this Agreement, if requested by the Investor by notice to the Company, the Company shall instruct the Transfer Agent to remove any restrictive legends related to the book entry account holding such Shares or Pre-Funded Warrant Shares and make a new, unlegended entry for such book entry Shares or Pre-Funded Warrant Shares sold or disposed of without restrictive legends as soon as reasonably practicable following any such request therefor from the Investor, provided that the Company has timely received a completed investor representation letter in customary form and substance to be reasonably agreed upon with each Investor. The Company shall be responsible for the fees of the Transfer Agent, DTC and its legal counsel associated with such legend removal. Notwithstanding the foregoing, promptly following the one-year anniversary of the Closing, the Company shall remove any legend from the book entry position evidencing the Shares or Pre-Funded Warrant Shares then held by non-Affiliates of the Company, provided that the Company has timely received a completed investor representation letter in customary form and substance to be reasonably agreed upon with each Investor.
(b) Once a registration statement covering the resale of the Shares or Pre-Funded Warrant Shares becomes effective, the Company shall remove or cause the removal of all restrictive legends from the Shares or Pre-Funded Warrant Shares at its sole expense. Further, the Company shall, at its sole expense, cause its legal counsel: (i) while the registration statement covering the resale of the Shares or Pre-Funded Warrant Shares is effective, to issue to the Transfer Agent a “blanket” legal opinion to allow sales without restriction pursuant to the effective registration statement, and (ii) provide all other opinions as may reasonably be required by the Transfer Agent in connection with the removal of legends. The Investor may request that the Company remove, and the Company agrees to promptly, and no later than two (2) Business Days after such request, authorize the removal of, any legend from the Shares or Pre-Funded Warrant Shares (1) following any sale of such Shares or Pre-Funded Warrant Shares pursuant to Rule 144 or (2) if such Shares or Pre-Funded Warrant Shares are eligible for sale under Rule 144(b)(1) without current public information requirements and the Shares or Pre-Funded Warrant Shares have been held for at least one year within the meaning of Rule 144, provided that the Company has timely received a completed investor representation letter from the Investor in customary form and substance to be reasonably agreed upon with each Investor. In connection therewith, the Company shall (A) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares, and (B) cause its counsel to deliver to the Transfer Agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act if required by the Transfer Agent to effect the removal of the legend in accordance with the provisions of this Agreement. Any shares subject to legend removal under this Section 5.5 may be transmitted by the Transfer Agent to the Investor by crediting the account of the Investor’s prime broker with the Depository Trust Company System as directed by such Investor. The Company shall be responsible for the fees of the Transfer Agent, Depository Trust Company and its legal counsel associated with such legend removal.

5.6 Withholding Taxes. Each Investor agrees to furnish the Company with any information, representations and forms as shall reasonably be requested by the Company from time to time to assist the Company in complying with any applicable tax law (including any withholding obligations).
5.7 Fees and Commissions. The Company shall be solely responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by an Investor) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Placement Agents.
5.8 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Investors under the Transaction Agreements.
5.9 Indemnification.
(a) The Company agrees to indemnify and hold harmless each Investor and its Affiliates, and their respective directors, officers, trustees, partners, members, stockholders, managers, employees, investment advisors and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Investor (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, trustees, partners, members, stockholders, managers, employees, investment advisors and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (collectively, the “Indemnified Persons”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Indemnified Person may become subject (i) as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Agreements or (ii) as a result of or arising out of any action, claim or proceeding, pending or threatened, against an Indemnified Person in any capacity by any stockholder of the Company (which, for the avoidance of doubt, shall include all Persons who were stockholders of Ambros prior to the Merger), whether directly or in a derivative capacity, who is not an Affiliate of the Indemnified Person with respect to the transactions contemplated by the Transaction Agreements, and, in each case, will reimburse any such Indemnified Person for all such amounts as they are incurred by such Person except to the extent such amounts have been finally judicially determined to have resulted from such Indemnified Person’s fraud or willful misconduct.
(b) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Person or (c) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.
5.10 Lock-Up Agreements. The Company shall not consent or agree to amend, alter, waive or otherwise modify the terms of any of the Ambros Lock-Up Agreements (as defined in the Merger Agreement) without the consent of the Placement Agents.
5.11 Reservation of Common Stock. Promptly after obtaining the Required Werewolf Stockholder Approval and the effectiveness of the Werewolf Authorized Common Stock Increase, the Company will have reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue the Shares and the Pre-Funded Warrant Shares that are issuable upon the exercise of the Pre-Funded Warrants.
5.12 Stockholder Approval. The Company shall use its commercially reasonable efforts to solicit the approval of the Werewolf Stockholder Matters, the Werewolf Authorized Share Increase Proposal and the Equity Plan Proposals. Subject to Section 6.3(d) of the Merger Agreement, the Company shall cause the Board of Directors to recommend to the stockholders that they approve the Werewolf Stockholder Matters, the Werewolf Authorized Share Increase Proposal and the Equity Plan Proposals in the proxy statement of the Company relating to the Werewolf Stockholder Meeting, in accordance with the terms and conditions of the Merger Agreement. If on the date of the Werewolf Stockholder Meeting, or a date preceding the date on which the Werewolf Stockholder Meeting is scheduled, the Company reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Werewolf Stockholder Approval or the approval of the Werewolf Authorized Share Increase Proposal, whether or not a quorum would be present, or (ii) it will not have sufficient shares of Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Werewolf Stockholder Meeting, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Werewolf Stockholder Meeting as long as the date of the Werewolf Stockholder Meeting is not postponed or adjourned more than an aggregate of thirty (30) days in connection with any postponements or adjournments. If the approval of the Werewolf Stockholder Matters is not obtained by the Required Werewolf Stockholder Approval at the Werewolf Stockholder Meeting, the parties to the Merger Agreement may terminate the Merger Agreement in accordance with the terms and conditions of the Merger Agreement.
5.13 Reporting Status. From and after Closing, the Company shall timely file all reports required to be filed with the SEC pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination.
5.14 No Amendment or Waiver of Merger Agreement Terms. The Company shall not, between the date hereof and the Closing Date, and shall not permit any of its subsidiaries to, amend, modify, supplement, terminate or waive (or fail to contest an action regarding a breach of or agree to amend, modify, supplement, terminate or waive) any provision of the Merger Agreement or any other Transaction Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that an Investor would reasonably expect to receive pursuant to this Agreement without the prior written consent of the Investor Majority, it being agreed that any amendment or modification to Section 4.25, Section 5.8 and Section 7.1(d) of the Merger Agreement and the definitions of Concurrent PIPE Financing, Concurrent PIPE Financing Allocation Percentage, Concurrent PIPE Financing Amount, Concurrent PIPE Financing Merger Shares and Concurrent PIPE Financing Proceeds, or any other definition or provision that, if modified, would amend any of the foregoing defined terms in a manner that is materially adverse to the Investors, shall be deemed to materially and adversely affect the benefits that the Investors would reasonably expect to receive under this Agreement. In seeking any such consent, the Company shall not disclose any material nonpublic information pertaining to the Company or Ambros or their respective operations.
5.15 Subsequent Equity Sales. From the date of this Agreement until the earlier of (a) sixty (60) days after the Closing Date and (b) the Business Day immediately following the effective date of the registration statement filed pursuant to the Registration Rights Agreement, the Company shall not, without the prior written consent of the Investor Majority, (A) issue shares of Common Stock or Common Stock Equivalents, (B) effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting the outstanding Common Stock or (C) file with the SEC a registration statement under the Securities Act relating to any shares of Common Stock or Common Stock Equivalents, except pursuant to the terms of the Registration Rights Agreement. Notwithstanding the foregoing, the provisions of this Section 5.15 shall not apply to (i) the issuance of the Securities hereunder, (ii) the issuance of Common Stock or Common Stock Equivalents upon the conversion, exercise or vesting of any securities of the Company outstanding on the date of this Agreement or outstanding pursuant to clause (iii) below, including the issuance of Common Stock upon exercise of any pre-funded warrants, including any pre-funded warrants issued pursuant to the Merger Agreement, (iii) the issuance of any Common Stock or Common Stock Equivalents pursuant to any Company stock-based compensation plans (including any plan assumed in connection with the Merger) or in accordance with Nasdaq Stock Market Rule 5635(c)(4), (iv) the filing of a registration statement on Form S-8 under the Securities Act to register the offer and sale of securities on an equity incentive plan or employee stock purchase plan, (v) the issuance of any securities pursuant to, and the filing of any registration statement (including on Form S-4) contemplated or required by the Transaction Agreements, including any securities issuable upon exercise or settlement of awards assumed thereunder; (vi) any issuance pursuant to a stock split, charter amendment and any recapitalization, reclassification or similar transaction as contemplated by the Transaction Agreements; or (vii) securities issued pursuant to acquisitions, licenses, collaborations, partnerships, joint ventures or other strategic transactions approved by a majority of the independent directors of the Board of Directors, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require the filing of any registration statement in connection therewith during the prohibition period in this Section 5.15 and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities. This section 5.15 shall terminate automatically upon any termination of this Agreement or the Merger Agreement.
6. Conditions of Closing.
6.1 Conditions to the Obligation of the Investors. The several obligations of each Investor to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Securities being purchased by it at the Closing pursuant to this Agreement, are subject to the satisfaction or waiver in writing of the following conditions precedent:
(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all respects as of the date hereof except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date, and the representations and warranties of the Company contained herein shall be true and correct in all material respects as of the Closing Date, as though made on and as of such date, except for the Fundamental Representations and those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all respects as of such earlier date.
(b) Performance. The Company shall have performed in all material respects the obligations and conditions herein required to be performed or observed by the Company pursuant to the Transaction Agreements on or prior to the Closing Date.
(c) No Injunction. No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Agreements.
(d) Consents. The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the transactions contemplated by the Transaction Agreements, including the purchase and sale of the Securities, all of which shall be in full force and effect.

(e) Transfer Agent. The Company shall have furnished all required materials to the Transfer Agent to reflect the issuance of the Shares at the Closing.
(f) Adverse Changes. Since the date of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect (other than, for the avoidance of doubt, as contemplated by the Transaction Agreements).
(g) Opinion of Company Counsel. The Company shall have delivered to the Investors and the Placement Agents the opinion of Sidley Austin LLP, dated as of the Closing Date, in customary form and substance to be reasonably agreed upon with the Investors, the Placement Agents and addressing such legal matters as the Investors, the Placement Agents and the Company reasonably agree.
(h) Compliance Certificate. An authorized officer of the Company shall have delivered to the Investors at the Closing Date a certificate certifying that the conditions specified in Sections 6.1(a) (Representations and Warranties), 6.1(b) (Performance), 6.1(c) (No Injunction), 6.1(d) (Consents), 6.1(e) (Transfer Agent), 6.1(f) (Adverse Changes), 6.1(k) (Merger Agreement Conditions) 6.1(l) (Stockholder Approval), 6.1(m) (Merger Registration Statement; No Stop Orders), 6.1(n) Listing and 6.1(o) (Minimum Funding) of this Agreement have been fulfilled.
(i) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Investors at the Closing Date a certificate certifying (i) the Certificate of Incorporation, as amended as of the Closing Date; (ii) the Amended and Restated Bylaws; and (iii) resolutions of the Company’s Board of Directors (or an authorized committee thereof) approving this Agreement and the Registration Rights Agreement, and the transactions contemplated by this Agreement and the Registration Rights Agreement, including the issuance of the Securities and Pre-Funded Warrant Shares.
(j) Registration Rights Agreement. The Company shall have executed and delivered the Registration Rights Agreement in the form attached hereto as Exhibit C (the “Registration Rights Agreement”) to the Investors.
(k) Merger Agreement Conditions. All conditions to the closing of the Merger as set forth in the Merger Agreement shall have been satisfied (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement) or waived (provided that no waiver of any condition that could be expected to materially or adversely affect the economic benefits that the Investors expect to receive under this Agreement, the other Transaction Agreements or other transactions contemplated hereby and thereby shall have occurred) and the closing of the Merger shall be set to occur immediately after the Closing hereunder. The Merger Agreement or any provision thereof shall not have been amended, modified or waived in contravention of Section 5.14.
(l) Stockholder Approval. The Company shall have obtained the approval of the Werewolf Stockholder Matters by the Required Werewolf Stockholder Approval and the approval of the Werewolf Authorized Share Increase Proposal.
(m) Merger Registration Statement; No Stop Orders. The Merger Registration Statement shall have become effective under the Securities Act and shall not be subject to any stop order or proceeding seeking a stop order with respect to the such Merger Registration Statement that has not been withdrawn.
(n) Listing. No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock. The Common Stock shall be listed on the National Exchange and shall not have been suspended, as of the Closing Date, by the SEC or the National Exchange from trading thereon nor shall suspension by the SEC or the National Exchange have been threatened, as of the Closing Date, in writing by the SEC or the National Exchange; and the Company shall have filed with Nasdaq the Nasdaq Initial Listing Application for the listing of the Shares and Nasdaq shall have raised no objection to such notice and the transactions contemplated hereby.
(o) Minimum Funding. The Concurrent PIPE Financing Proceeds received by the Company at or prior to Closing shall be not less than $100 million.

6.2 Conditions to the Obligation of the Company. The obligation of the Company to consummate the transactions to be consummated at the Closing, and to issue and sell to each Investor the Securities to be purchased by it at the Closing pursuant to this Agreement, is subject to the satisfaction or waiver in writing of the following conditions precedent:
(a) Representations and Warranties. The representations and warranties of each Investor in Section 4 hereto shall be true and correct on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date, except to the extent that any such representation or warranty expressly speaks as of an earlier date, which shall be made as of such earlier date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations, warranties, covenants and agreements of the Investor contained in this Agreement as of the Closing Date.
(b) Performance. Each Investor shall have performed or complied with in all material respects all obligations and conditions herein required to be performed or observed by such Investor on or prior to the Closing Date.
(c) No Injunction. No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Agreements.
(d) Registration Rights Agreement. Each Investor shall have executed and delivered the Registration Rights Agreement to the Company in the form attached hereto as Exhibit C.
(e) Payment. Except as may be agreed to among the Company and such Investor in accordance with Section 2.2, the Company shall have received payment, by wire transfer of immediately available funds, in the full amount of each Investor’s Commitment Amount as set forth in Exhibit A.
(f) Merger Agreement Conditions. All conditions to the closing of the Merger as set forth in the Merger Agreement shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur immediately after the Closing hereunder.
7. Termination.
7.1 Termination. The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Closing shall terminate as follows:
(a) Upon the mutual written consent of the Company and the Investors that agreed to purchase a majority of the Securities prior to the Closing;
(b) By the Company if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by the Company;
(c) By an Investor (with respect to itself only) if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment, and shall not have been waived by such Investor;
(d) Automatically at such date and time as the Merger Agreement is validly terminated in accordance with its terms; or
(e) By either the Company or an Investor (with respect to itself only) if the Closing has not occurred on or before January 29, 2027;
provided, however, that, in the case of clauses (ii) and (iii) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.
7.2 Notice. In the event of termination by the Company or the Investor of its obligations to effect the Closing pursuant to Section 7.1, written notice thereof shall be given to the other Investors by the Company. Nothing in this

Section 7 shall be deemed to release any party from any liability for any breach by such party of the other terms and provisions of the Transaction Agreements or to impair the right of any party to compel specific performance by any other party of its other obligations under the Transaction Agreements.
8. Miscellaneous Provisions.
8.1 Public Statements or Releases. Except as set forth in Section 5.3, (i) no Investor shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior consent of the Company (which consent shall not be unreasonably withheld) and (ii) the Company shall not make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein that names any Investor without the prior consent of such Investor (which consent shall not be unreasonably withheld).
8.2 Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, provided no rejection or undeliverable notice is received, (c) three (3) days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt:

(a) If to the Company, addressed as follows:

Werewolf Therapeutics, Inc.
300 Wyman Street, Suite 300
Waltham, Massachusetts 02451
Attn:	General Counsel
Email:	[***]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
60 State Street, 36th Floor
Boston, MA 02109
Attn:	[***]
Email:	[***]

and

Cooley LLP
55 Hudson Yards
New York, NY 10001-2157
Attention:	[***]
Email:	[***]

(b) If to any Investor, at its address or e-mail address set forth on Exhibit A, or such address as subsequently modified by written notice given in accordance with this Section 8.2.
Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.
8.3 [Reserved]

8.4 Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.
8.5 Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury.
(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction, except to the extent that mandatory principles of Delaware law may apply.
(b) The Company and each of the Investors, severally and not jointly, hereby irrevocably and unconditionally:
(i) submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of any state court or United States Federal court sitting in the Borough of Manhattan, City of New York in the State of New York;
(ii) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;
(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.2 or at such other address of which the other party shall have been notified pursuant thereto;
(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;
(v) agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;
(vi) agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and
(vii) irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement.
8.6 Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.
8.7 Expenses. Except as expressly set forth in the Transaction Agreements to the contrary, each party shall pay its own out-of-pocket fees and expenses, including the fees and expenses of attorneys, accountants and consultants employed by such party, incurred in connection with the proposed investment in the Securities and the consummation of the transactions contemplated thereby; provided, however, that the Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes, transfer taxes and other similar taxes (other than income taxes) and duties levied in connection with the delivery of any Securities to the Investors. The Company shall pay all Placement Agents’ fees relating to or arising out of the transactions contemplated by this Agreement.

8.8 Assignment. None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of an Investor, and (y) the Investors, in the case of the Company, provided that an Investor may, without the prior consent of the Company, assign its rights to purchase the Securities hereunder to any of its Affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Investor (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 4 ). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement.
8.9 Confidential Information.
(a) Each Investor covenants that until the earlier of (i) such time as the transactions contemplated by this Agreement and any material non-public information provided to such Investor are publicly disclosed by the Company and (ii) the termination of this Agreement, such Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Investor’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law.
(b) The Company may request from the Investors such reasonable and customary additional information as the Company may deem necessary to evaluate the eligibility of the Investor to acquire the Securities and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that the Company agrees to keep any such information provided by the Investor confidential, except (i) as required by the federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq, in which case, the Company will use commercially reasonable efforts to notify the applicable Investor and provide such Investor the opportunity to review such disclosure. The Investor acknowledges that the Company may file a copy of this Agreement and the Registration Rights Agreement with the SEC as exhibit to a periodic report or a registration statement of the Company.
8.10 Reliance by and Exculpation of Placement Agents.
(a) Each Investor agrees for the express benefit of the Placement Agents and their respective Affiliates and representatives that (i) it is not relying upon, and has not relied upon, any statement, representation or warranty made by the Placement Agents or any of their respective Affiliates or representatives, in making its investment or decision to invest in the Company, (ii) each Placement Agent is acting solely as placement agent in connection with the transactions contemplated hereby and is not acting as an underwriter, initial purchaser, dealer or in any other such capacity and is not and shall not be construed as a fiduciary for such Investor, (iii) the Placement Agents and their respective Affiliates and representatives have not made, and will not make any representations or warranties with respect to the Company or the offer and sale of the Securities or any other matter concerning the Company or the transactions contemplated hereby, and the Investor will not rely on any statements made by the Placement Agents, orally or in writing, to the contrary, (iv) the Investor will be responsible for conducting its own due diligence investigation with respect to the Company and the offer and sale of the Securities, (v) the Investor will be purchasing the Securities based on the results of its own due diligence investigation of the Company and the Placement Agents and each of its directors, officers, employees, representatives, and controlling persons have made no independent investigation with respect to the Company, the Securities or the accuracy, completeness, or adequacy of any information supplied to the Investor by the Company, (vi) the Investor has negotiated the offer and sale of the Securities directly with the Company, and the Placement Agents will not be responsible for the ultimate success of any such investment and (vii) the decision to invest in the Company will involve a significant degree of risk, including a risk of total loss of such investment. Each Investor further represents and warrants to the Placement Agents that it, including any fund or funds that it manages or advises that participates in the offer and sale of the Securities is permitted under its constitutive documents (including, without limitation, all limited partnership agreements, charters, bylaws, limited liability company agreements, all applicable side letters with investors, and similar documents) to make investments of the type contemplated by this Agreement. This Section 8.10 shall survive any termination of this Agreement.
(b) The Company agrees and acknowledges that the Placement Agents may rely on its representations, warranties, agreements and covenants contained in this Agreement, and each Investor agrees that the Placement Agents may rely on such Investor’s representations and warranties contained in this Agreement as if such representations and warranties, as applicable, were made directly to the Placement Agents.
(c) Neither of the Placement Agents nor any of their respective Affiliates or representatives (1) shall be liable for any improper payment made in accordance with the information provided by the Company; (2) makes any representation or warranty, or has any responsibilities as to the validity, enforceability, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to the Transaction Agreements or in connection with any of the transactions contemplated therein; or (3) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon them by the Transaction Agreements or (y) for anything which any of them may do or refrain from doing in connection with the Transaction Agreements, except in each case for such party’s own gross negligence or willful misconduct.
(d) The Company agrees that the Placement Agents and their respective Affiliates and representatives shall be entitled to (1) rely on, and shall be protected in acting upon, any certificate, instrument, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (2) be indemnified by the Company for acting as the Placement Agents hereunder pursuant to the indemnification provisions set forth in the applicable letter agreement between the Company and the Placement Agents.
8.11 Third Parties. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby, except as expressly set forth in this Agreement. Notwithstanding the foregoing, (i) each Placement Agent is an intended third-party beneficiary of the representations and warranties of the Company and of each Investor set forth in Section 3, Section 4, Section 6.1(h) and Section 8.10, respectively, of this Agreement and (ii) the Indemnified Persons are intended third-party beneficiaries of Section 5.9.
8.12 Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor under this Agreement are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance obligations of any other Investor under this Agreement. Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as, and the Company acknowledges that the Investors do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement. The Company acknowledges and each Investor confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Investor also acknowledges that none of Sidley Austin LLP or Cooley LLP have rendered legal advice to such Investor. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Investors with the same terms and Transaction Agreements for the convenience of the Company and not because it was required or requested to do so by any Investor.
8.13 Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.
8.14 Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.
8.15 Entire Agreement; Amendments. This Agreement and the Registration Rights Agreement, together with any side letter agreements with any of the Investors, constitute the entire agreement between the parties hereto respecting the subject matter of this Agreement and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter of this Agreement, whether written or oral. No amendment, modification, alteration, or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Investor Majority; provided that any amendment, modification, alteration, or change that disproportionately and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor; provided, further, that any amendment to the definition of “Share Price” (or of any of the other terms included in such definition), any change in the type of security to be issued to the Investors, and any amendment to or waiver of Section 5.5 (Removal of Legends), Section 5.9 (Indemnification), Section 6.1 (Conditions to the Obligation of the Investors), Section 7.1 (Termination) or this Section 8.15 (Entire Agreement; Amendments) shall require the consent of each Investor; provided, further, that prior to the Closing the consent of all Investors shall be required. Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term of this Agreement may not be waived with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion. The Company, on the one hand, and each Investor, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction by such Investor or the Company, respectively, with any term or provision of this Agreement or any condition hereto to be performed, complied with or satisfied by such Investor or the Company, respectively. Notwithstanding the foregoing or anything else herein to the contrary, no amendment, modification, alteration, change or waiver of this Section 8.15 that is material and adverse to the Placement Agents shall be valid without the prior written consent of the Placement Agents, which consent may be granted or withheld in the sole discretion of the Placement Agents.
8.16 Survival. The covenants, representations and warranties made by each party hereto contained in this Agreement shall survive the Closing and the delivery of the Securities in accordance with their respective terms. Each Investor shall be responsible only for its own representations, warranties, agreements and covenants hereunder.
8.17 Contract Interpretation. This Agreement is the joint product of each Investor and the Company and each provision of this Agreement has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.
8.18 Arm’s Length Negotiations. For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Securities were determined as a result of arm’s-length negotiations.
8.19 Equal Treatment of Investors. No Transaction Agreement (other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Securities) shall have been amended, modified or waived in any manner that benefits any Investor unless each other Investor shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Investor or their Affiliates or related Person). No consideration (including any modification of any Transaction Agreement) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any Transaction Agreement unless the same consideration is also offered to all of the parties to the Transaction Agreements. For clarification purposes, this provision constitutes a separate right granted to each Investor by the Company and negotiated separately by each Investor, and is intended for the Company to treat the Investors as a class and shall not in any way be construed as the Investors acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.
[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY:

WEREWOLF THERAPEUTICS, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INVESTOR:

[NAME]

By:
Name:
Title:

Address:	[•]
Email:	[•]

EXHIBIT A

INVESTORS

Investor Name	Commitment Amount

EXHIBIT B

FORM OF PRE-FUNDED WARRANT

EXHIBIT C

FORM OF REGISTRATION RIGHTS AGREEMENT

SCHEDULE 3.9

ANNEX K

FORM OF WEREWOLF THERAPEUTICS, INC. PROXY CARD
K-1

Annex L
Ambros Therapeutics, Inc.
2026 Equity Incentive Plan
Adopted by the Board of Directors: [   ], 2026
Approved by the Stockholders: [   ], 2026
1. General.
(a) Plan Purpose. The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.
(b) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.
(c) Adoption Date; Effective Date. The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.
2. Shares Subject to the Plan.
(a) Share Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed [•]1 shares. In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2027 (or, if later, the first January 1 following the Effective Date) and ending on (and including) the tenth anniversary of such January 1, in an amount equal to [•]2% of the total number of shares of Share Reserve Increase Stock outstanding on December 31 of the preceding year; provided, however, that the Board may act prior to January 1 of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.
(b) Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is [•] shares.
(c) Share Reserve Operation.
(i) Limit Applies to Common Stock Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c)(3), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.
(ii) Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve. The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued; (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock); (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.
[1]
NTD: This number will equal [•]% of the common stock of the combined company issued and outstanding immediately after the effective time of the Merger, but not in excess of [•] such shares. This amount will be determined by Ambros prior to the date on which this registration statement is declared effective in consultation with its independent compensation consultant.

[2]	NTD: This amount will be determined by Ambros prior to the date on which this registration statement is declared effective in consultation with its independent compensation consultant.

3. Eligibility and Limitations.
(a) Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.
(b) Specific Award Limitations.
(i) Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).
(ii) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or any Incentive Stock Options otherwise do not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Award Agreement(s).
(iii) Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (1) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (2) the Option is not exercisable after the expiration of five years from the date of grant of such Option.
(iv) Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company (as such term is defined in Rule 405) unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A because the Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards otherwise comply with the distribution requirements of Section 409A.
(c) Aggregate Incentive Stock Option Limit. The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).
(d) Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any fiscal year following the year in which the Effective Date occurs, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (1) $[•] in total value or (2) in the event such Non-Employee Director is first appointed or elected to the Board during such fiscal year, $[•] in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. For the avoidance of doubt, compensation will count towards this limit for the fiscal year in which it was granted or earned, and not later when distributed, in the event it is deferred.
4. Options and Stock Appreciation Rights.
Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated or if an Option designated as an Incentive Stock Option fails to qualify as an Incentive Stock Option, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each applicable Award Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:
(a) Term. Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.
(b) Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR granted to a U.S. Participant will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted to a U.S. Participant with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code. The exercise or strike price of each Option or SAR granted to a Participant who is not a U.S. Participant shall be determined by the Board and shall comply with Applicable Law. In addition, no Option or SAR may be granted with an exercise or strike price lower than the par value of the Common Stock, if any.
(c) Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the applicable Award Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the applicable Award Agreement:
(i) by cash or check, bank draft or money order payable to the Company;
(ii) pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;
(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;
(iv) if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or
(v) in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.
(d) Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the applicable Award Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the applicable Award Agreement.
(e) Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:
(i) Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.
(ii) Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.
(f) Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.
(g) Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.
(h) Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause. Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):
(i) three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);
(ii) 12 months following the date of such termination if such termination is due to the Participant’s Disability;
(iii) 18 months following the date of such termination if such termination is due to the Participant’s death; or
(iv) 18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).
Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.
(i) Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law; or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).
(j) Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.
(k) Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.
5. Awards Other Than Options and Stock Appreciation Rights.
(a) Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each applicable Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:
(i) Form of Award.
(1) Restricted Stock Awards: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (A) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (B) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.
(2) RSU Awards: An RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of an RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any applicable Award Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).
(ii) Consideration.
(1)  Restricted Stock Awards: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration (including future services) as the Board may determine and permissible under Applicable Law.
(2) RSU Awards: Unless otherwise determined by the Board at the time of grant, an RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.
(iii) Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.

(iv) Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (1) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the applicable Award Agreement, (2) any portion of his or her RSU Award that has not vested will be forfeited upon such termination, and (3) the Participant will have no further right, title or interest in the Restricted Stock Award or RSU Award, the shares of Common Stock subject to or issuable pursuant to the Restricted Stock Award or RSU Award, or any consideration in respect of the Restricted Stock Award or RSU Award.
(v) Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement.
(vi) Settlement of RSU Awards. An RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the applicable Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.
(b) Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be approved or ratified by the Board.
(c) Other Awards. Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.
6. Adjustments upon Changes in Common Stock; Other Corporate Events.
(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a); (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(b); and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.
(b) Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.
(c) Corporate Transaction. The following provisions will apply to Awards in the event of a Corporate Transaction, unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.

(i) Awards May Be Assumed. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume, continue or substitute the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.
(ii) Awards Held by Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction. With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction or such later date as required to comply with Section 409A of the Code.
(iii) Awards Held by Persons other than Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.
(iv) Payment for Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.
(d) Change in Control. An Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Award Agreement for such Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.
(e) Appointment of Stockholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

(f) No Restriction on Right to Undertake Transactions. The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company, the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any Change in Control, any Corporate Transaction, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.
7. Administration.
(a) Administration by Board. The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.
(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:
(i) To determine from time to time (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.
(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.
(iii) To settle all controversies regarding the Plan and Awards granted under it.
(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.
(v) To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock, including any Corporate Transaction, for reasons of administrative convenience.
(vi) To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.
(vii) To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.
(viii) To submit any amendment to the Plan for stockholder approval.
(ix) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(x) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.
(xi) To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are non-U.S. nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant non-U.S. jurisdiction).
(xii) To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.
(c) Delegation to Committee.
(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with the Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.
(ii) Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.
(d) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
(e) Delegation to Other Person or Body. The Board or any Committee may delegate to one or more persons or bodies the authority to do one or more of the following to the extent permitted by Applicable Law: (i) designate recipients, other than Officers, of Options and SARs (and, to the extent permitted by Applicable Law, other Awards), provided that no person or body may be delegated authority to grant an Award to themself; (ii) determine the number of shares subject to such Awards; and (iii) determine the terms of such Awards; provided, however, that the Board or Committee action regarding such delegation will fix the terms of such delegation in accordance with Applicable Law, including without limitation Sections 152 and 157 of the Delaware General Corporation Law. Unless provided otherwise in the Board or Committee action regarding such delegation, each Award granted pursuant to this section will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, with any modifications necessary to incorporate or reflect the terms of such Award. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to any person or body (who is not a Director or that is not comprised solely of Directors, respectively) the authority to determine the Fair Market Value.
8. Tax Withholding.
(a) Withholding Authorization. As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate arrangements to satisfy, any Tax-Related Item withholding obligations, if any, of the Company and/or an

Affiliate that arise in connection with the grant, vesting, exercise or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.
(b) Satisfaction of Withholding Obligation. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any Tax-Related Item withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; (vi) allowing the Participant to enter into a “same day sale” commitment with a broker-dealer (including, without limitation, a commitment under a previously established written trading plan that meets the requirements of Rule 10b5-1 under the Exchange Act); or (vii) by such other method as may be set forth in the Award Agreement.
(c) No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law, the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.
(d) Withholding Indemnification. The Company and/or its Affiliate may withhold or account for Tax-Related Items by considering statutory or other withholding rates, including minimum or maximum rates applicable in a Participant’s jurisdiction. In the event of overwithholding, the Participant may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent in Common Stock) or, if not refunded, the Participant may seek a refund from the local tax authorities. In the event of underwithholding, the Participant may be required to pay any additional Tax-Related Items directly to the applicable tax authority or to the Company and/or its Affiliate. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount. Further, if the obligation for Tax-Related Items is satisfied by withholding in shares of Common Stock, for tax purposes, the Participant will be deemed to have been issued the full number of shares subject to the Award, notwithstanding that a number of the shares is held back solely for the purpose of paying the Tax-Related Items.
9. Miscellaneous.
(a) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.
(b) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.
(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.
(d) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.
(e) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will (unless otherwise required under Applicable Law) and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without Cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the U.S. state or non-U.S. jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.
(f) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.
(g) Execution of Additional Documents. As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.
(h) Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award, the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.
(i) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.
(j) Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.
(k) Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of a Restricted Stock Award and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.
(l) Effect on Other Employee Benefit Plans. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.
(m) Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.
(n) Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Each installment that vests or is delivered under an Award in a series of payments or installments will be treated as a separate payment for purposes of Section 409A, unless expressly set forth in the Award Agreement that each installment is not a separate payment. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.
(o) Choice of Law. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.
10. Covenants of the Company.
The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.
11. Severability.
If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.
12. Termination of the Plan.
The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date and (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.
13. Definitions.
As used in the Plan, the following definitions apply to the capitalized terms indicated below:
(a) “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee, as applicable.
(b) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.
(c) “Applicable Law” means the Code and any applicable U.S. and non-U.S. securities, exchange control, tax, federal, state, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).
(d) “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, an RSU Award, a SAR, a Performance Award or any Other Award).
(e) “Award Agreement” means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided, including through electronic means, to a Participant along with the Grant Notice. Each Award Agreement will be subject to the terms and conditions of the Plan.
(f) “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.
(g) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.
(h) “Cause” has the meaning ascribed to such term in any written agreement between the Participant and the Company or any Affiliate defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company or any Affiliate; (iii) such Participant’s material violation of any contract or agreement between the Participant and the Company or any Affiliate, any employment policies of the Company or any Affiliate, or of any statutory or other duty owed to the Company or any Affiliate; (iv) such Participant’s unauthorized use or disclosure of the confidential information or trade secrets of the Company or any Affiliate; (v) such Participant’s gross misconduct; (vi) such Participant’s failure or refusal to comply with a material directive from the Board, the Participant’s supervisor or, if applicable, the board of directors of any Affiliate; or (vii) such Participant’s breach of a fiduciary duty to the Company or any Affiliate. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company, any Affiliate, or such Participant for any other purpose.
(i) “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;
(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;
(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or
(iv) individuals who, on the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.
(j) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.
(k) “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.
(l) “Common Stock” means the common stock of the Company.
(m) “Company” means Ambros Therapeutics, Inc., a Delaware corporation.
(n) “Compensation Committee” means the Compensation Committee of the Board.
(o) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.
(p) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by Applicable Law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Company or an Affiliate, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by Applicable Law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulations Section 1.409A-1(h) (without regard to any alternative definition thereunder).
(q) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i) a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;
(ii) a sale or other disposition of at least 50% of the outstanding securities of the Company;
(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
Notwithstanding the foregoing or any other provision of this Plan, (A) the term Corporate Transaction shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Corporate Transaction (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Corporate Transaction or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Corporate Transaction, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.
(r) “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.
(s) “Director” means a member of the Board.
(t) “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.
(u) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 21, 2026, by and among the Company, Ambros Therapeutics, Inc. (as constituted on August 21, 2026), a Delaware corporation, and Wave Atlantis Merger Sub, Inc., a Delaware corporation.
(v) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.
(w) “Entity” means a corporation, partnership, limited liability company or other entity.
(x) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(y) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company, or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.
(z) “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:
(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.
(ii) If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.
(aa) “Good Reason” will have the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of a definition of such term in the applicable written agreement, such term means, with respect to a Participant, a material and unreasonable diminution of such Participant’s duties (as determined by the Board in its sole discretion) without such Participant’s consent; provided, however, that the following shall not constitute Good Reason: (i) a change of title; (ii) a reduction in such Participant’s duties by virtue of the Company undergoing a Change in Control and/or being made part of a larger entity or group of entities; and/or (iii) cessation of such Participant’s service, if any, on the Board or a committee thereof. For such Participant to receive the benefits under the applicable written agreement between such Participant and the Company as a result of a voluntary resignation for Good Reason, unless otherwise provided in such agreement, all of the following requirements must be satisfied: (A) such Participant must provide notice to the Company of such Participant’s intent to assert Good Reason within 30 days of the initial existence of the condition set forth in the previous sentence; (B) the Company will have 30 days (the “Company Cure Period”) from the date of such notice to remedy the condition and, if it does so, such Participant may withdraw such Participant’s resignation or such Participant may resign with no benefits under the applicable written agreement; and (C) any termination of such Participant’s Continuous Service under this provision must occur within 10 days of the earlier of expiration of the Company Cure Period or written notice from the Company that it will not undertake to cure the applicable condition. Unless otherwise set forth in the applicable written agreement, should the Company remedy the condition as set forth above and then such condition arises again, such Participant may assert Good Reason again subject to all of the conditions set forth herein. Unless otherwise set forth in the applicable written agreement, the term “Company” for purposes of “Good Reason” will be interpreted to include any Affiliate of the Company to which such Participant provides services, if appropriate, as determined by the Board in its sole discretion.
(bb) “Governmental Body” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).
(cc) “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.
(dd) “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.
(ee) “Materially Impair”means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option or SAR that may be exercised; (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Law.
(ff) “Non-Employee Director”means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act

(“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.
(gg) “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.
(hh) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.
(ii) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.
(jj) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.
(kk) “Other Award” means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 5(c).
(ll) “Own,” “Owned,” “Owner,” “Ownership”means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.
(mm) “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.
(nn) “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.
(oo) “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; relative stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales, annual recurring revenue or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee whether or not listed herein.
(pp) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board may establish or provide for other adjustment items in the Award Agreement at the time the Award is granted or in such other document setting forth the Performance Goals at the time the Performance Goals are established. The Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Award.
(qq) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.
(rr) “Plan” means this 2026 Equity Incentive Plan, as amended from time to time.
(ss) “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day-to-day operations of the Plan and the Company’s other equity incentive programs.
(tt) “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).
(uu) “Prospectus” means the document containing the Plan information specified in Section 10(a) of the Securities Act.
(vv) “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).
(ww) “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).
(xx) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.
(yy) “Rule 405” means Rule 405 promulgated under the Securities Act.
(zz) “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.
(aaa) “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).
(bbb) “Securities Act” means the Securities Act of 1933, as amended.
(ccc) “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

(ddd) “Share Reserve Increase Stock” means, as of any date, all of the Common Stock outstanding plus all shares of Common Stock issuable upon conversion or exercise of outstanding securities and rights, including (without limitation) preferred stock on an as-converted basis, equity awards, warrants (including pre-funded warrants), and any convertible indebtedness or similar instruments, whether or not then vested or currently exercisable.
(eee) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.
(fff) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.
(ggg) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan and legally applicable or deemed applicable to the Participant.
(hhh) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.
(iii) “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.
(jjj) “U.S. Participant” means a Participant who is either a U.S. resident or a U.S. taxpayer.

Annex M
Ambros Therapeutics, Inc.

2026 Employee Stock Purchase Plan
Adopted by the Board of Directors: [   ], 2026
Approved by the Stockholders: [   ], 2026
1.	General; Purpose.
(a) The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.
(b) The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of an Employee Stock Purchase Plan to the extent the Offering is made under the 423 Component), and the Company will designate which Designated Company is participating in each separate Offering.
(c) The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.
2.	Administration.
(a) The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c). References herein to the Board shall be deemed to refer to the Committee except where context dictates otherwise.
(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:
(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).
(ii) To designate from time to time (A) which Related Corporations will be eligible to participate in the Plan as Designated 423 Companies, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Companies, (C) which Affiliates or Related Corporations may be excluded from participation in the Plan, and (D) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).
(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.
(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.
(v) To suspend or terminate the Plan at any time as provided in Section 12.
(vi) To amend the Plan at any time as provided in Section 12.
(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.

(viii) To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Company, do not have to comply with the requirements of Section 423 of the Code.
(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan and any applicable Offering Document to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee (or its delegate) and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee (or a delegate of the Committee), the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.
(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
3.	Shares of Common Stock Subject to the Plan.
(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [•]1 shares of Common Stock, plus the number of shares of Common Stock that are automatically added on January 1 of each year for a period of up to ten years, commencing on January 1, 2027 (or, if later, the first January 1 following the Effective Date) and ending on (and including) the tenth anniversary of such January 1 in an amount equal to the lesser of (x) [•]% of the total number of shares of Share Reserve Increase Stock outstanding on December 31 of the preceding calendar year, and (y) [•] shares of Common Stock.2 Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1 increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.
(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.
(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.
4.	Grant of Purchase Rights; Offering.
(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem
[1]
NTD: This number will equal [•]% of the common stock of the combined company issued and outstanding immediately after the effective time of the Merger, but not in excess of [•] such shares. This amount will be determined by Ambros prior to the date on which this registration statement is declared effective in consultation with its independent compensation consultant.

[2]	NTD: These amounts will be determined by Ambros prior to the date on which this registration statement is declared effective in consultation with its independent compensation consultant.

appropriate, and with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.
(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless such Participant otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of such Participant’s Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.
(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.
5.	Eligibility.
(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company, the Related Corporation or the Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may (unless prohibited by Applicable Law) require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide (unless prohibited by Applicable Law) that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude (unless prohibited by Applicable Law) from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company, a Related Corporation or an Affiliate, or a subset of such highly compensated employees.
(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:
(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;
(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and
(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, such individual will not receive any Purchase Right under that Offering.
(c) No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.
(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock

Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.
(e) Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.
(f) Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.
6.	Purchase Rights; Purchase Price.
(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage of earnings (as defined by the Board in each Offering) or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.
(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.
(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.
(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be no less than the lesser of:
(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or
(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.
7.	Participation; Withdrawal; Termination.
(a) An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified in the Offering, an enrollment form provided by the Company or Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under Applicable Law or if specifically provided in the Offering and to the extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through the payment by cash, check or wire transfer prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.
(c) Unless otherwise required by Applicable Law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by Applicable Law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions.
(d) Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.
(e) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.
(f) Unless otherwise specified in the Offering or required by Applicable Law, the Company will have no obligation to pay interest on Contributions.
8.	Exercise of Purchase Rights.
(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.
(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest (unless the payment of interest is otherwise required by Applicable Law). If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless the payment of interest is otherwise required by Applicable Law).
(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).
9.	Covenants of the Company.
The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.
10.	Designation of Beneficiary.
(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.
(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.
11.	Adjustments upon Changes in Common Stock; Corporate Transactions.
(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.
(b) In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.
12.	Amendment, Termination or Suspension of the Plan.
(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.
(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated. If the Plan is terminated, the Board, in its discretion, may elect to terminate all outstanding Offerings either immediately or upon completion of the purchase of shares of Common Stock on the next Purchase Date (which may be sooner than originally scheduled, if determined by the Board in its discretion), or may elect to permit Offerings to expire in accordance with their terms.
(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange rate applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.
13.	Tax Qualification; Tax Withholding.
(a) Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.
(b) Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation, to enable the Company or the Related Corporation to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company or a Related Corporation; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.
(c) The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

14.	Effective Date of Plan.
The Plan will become effective immediately prior to and contingent upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.
15.	Miscellaneous Provisions.
(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.
(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).
(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment contract, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment of a Participant.
(d) This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.
(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.
(f) If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.
16.	Definitions.
As used in the Plan, the following definitions will apply to the capitalized terms indicated below:
(a) “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.
(b) “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.
(c) “Applicable Law” means shall mean the Code and any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange, Nasdaq Stock Market or the Financial Industry Regulatory Authority).
(d) “Board” means the Board of Directors of the Company.
(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.
(g) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).
(h) “Common Stock” means the common stock of the Company.
(i) “Company” means Ambros Therapeutics, Inc., a Delaware corporation.
(j) “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions and, with respect to the 423 Component, to the extent permitted by Section 423.
(k) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;
(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;
(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or
(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
(l) “Designated 423 Company” means any Related Corporation selected by the Board as participating in the 423 Component.
(m) “Designated Company” means any Designated Non-423 Company or Designated 423 Company, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.
(n) “Designated Non-423 Company” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.
(o) “Director” means a member of the Board.
(p) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 21, 2026, by and among the Company, Ambros Therapeutics, Inc. (as constituted on August 21, 2026), a Delaware corporation, and Wave Atlantis Merger Sub, Inc., a Delaware corporation.
(q) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.
(r) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.
(s) “Employee Stock Purchase Plan” means a plan that grants purchase rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.
(t) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(u) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:
(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.
(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Sections 409A of the Code
(v) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the New York Stock Exchange, the Nasdaq Stock Market and the Financial Industry Regulatory Authority).
(w) “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.
(x) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.
(y) “Offering Date” means a date selected by the Board for an Offering to commence.
(z) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.
(aa) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.
(bb) “Plan” means this 2026 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component.
(cc) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.
(dd) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.
(ee) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.
(ff) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.
(gg) “Securities Act” means the U.S. Securities Act of 1933, as amended.
(hh) “Share Reserve Increase Stock” means, as of any date, all of the Common Stock outstanding plus all shares of Common Stock issuable upon conversion or exercise of outstanding securities and rights, including (without limitation) preferred stock on an as-converted basis, equity awards, warrants (including pre-funded warrants), and any convertible indebtedness or similar instruments, whether or not then vested or currently exercisable.

(ii) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.
(jj) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the New York Stock Exchange, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a corporation may relieve its directors or officers from personal liability to the corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors or officers except for (i) a breach of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) with respect to directors, willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends; (iv) for any transactions from which the director derived an improper personal benefit; or (v) with respect to officers, in any action by or in the right of the corporation. The Restated Certificate of Incorporation of Werewolf Therapeutics, Inc. (Werewolf’s “Charter”) provides that no director shall be personally liable to Werewolf Therapeutics, Inc. (“Werewolf”) or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the DGCL sets forth the circumstances under which a Delaware corporation is permitted and/or required to indemnify its directors and officers. The DGCL permits a corporation to indemnify its directors and officers in certain proceedings if the director or officer has complied with the standard of conduct set forth in the DGCL. This standard of conduct requires that the director or officer must have acted in good faith, in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to matters in a criminal proceeding, the director or officer must have had no reasonable cause to believe that his or her conduct was unlawful. With respect to suits by or in the right of the corporation, the DGCL permits indemnification of directors and officers if the person meets the standard of conduct, except that it precludes indemnification of directors and officers who are adjudged liable to the corporation, unless and only to the extent that the Court of Chancery of the State of Delaware (the “Court of Chancery”) or the court in which such action or suit was brought determines that the director or officer is fairly and reasonably entitled to indemnity for expenses. To the extent that a present or former director or officer of the corporation is successful on the merits or otherwise in his or her defense of a proceeding, the corporation is required to indemnify the director or officer against reasonable expenses incurred in defending himself or herself. The rights provided in Section 145 of the DGCL are not exclusive, and the corporation may also provide for indemnification under bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
Werewolf’s Charter provides that Werewolf will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Werewolf), by reason of the fact that he or she is or was, or has agreed to become, a Werewolf director or officer, or is or was serving, or has agreed to serve, at Werewolf’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons, an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Werewolf’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.
Werewolf’s Charter also provides that Werewolf will indemnify any Indemnitee who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Werewolf to procure a judgment in Werewolf’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at Werewolf’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Werewolf’s best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to Werewolf, unless and only to the extent that the

Court of Chancery or the court in which such action or suit was brought determines that, despite such adjudication but in view of all of the circumstances, he or she is fairly and reasonably entitled to indemnification of such expenses (including attorney’s fees). Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he or she will be indemnified by Werewolf against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. Subject to certain conditions, Werewolf is also required to advance expenses incurred by an Indemnitee in defending any such action, suit, proceeding or investigation prior to its final disposition.
In addition, Werewolf has entered into indemnification agreements with all of its directors and executive officers. In general, these agreements provide that Werewolf will indemnify the directors or executive officers to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of Werewolf or in connection with his or her service at the request of Werewolf for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director.
Werewolf maintains a general liability insurance policy that covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling Werewolf for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), Werewolf has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Merger Agreement
The Merger Agreement (as defined in the proxy statement/prospectus which forms a part of this registration statement) provides that from the effective time of the Merger (as defined in the proxy statement/prospectus which forms a part of this registration statement) (the “Effective Time”) through the sixth anniversary of the Effective Time, Werewolf and the surviving corporation will indemnify and hold harmless the current and former directors and officers of Werewolf and Ambros Therapeutics, Inc. (“Ambros”), respectively, against claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses arising out of or relating to their service as directors or officers of Werewolf or Ambros, as applicable, to the fullest extent permitted by Delaware law. Such persons will also be entitled to advancement of expenses, subject to specified repayment obligations required by Delaware law.
The certificate of incorporation and bylaws of the surviving corporation will contain provisions no less favorable with respect to indemnification, advancement of fees, costs and expenses and exculpation than those in effect on the date of the Merger Agreement. Werewolf has agreed to purchase, prior to the Effective Time, a six-year prepaid tail insurance policy covering each person currently covered by the directors’ and officers’ liability insurance policies of Werewolf. Werewolf has also agreed to maintain directors’ and officers’ liability insurance policies from and after the Effective Time, on commercially available terms and conditions and with coverage limits customary for similarly situated U.S. public companies.
All rights to exculpation, indemnification, and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the closing of the Merger, currently existing in favor of the current or former directors, officers, or employees, as the case may be of Werewolf, Ambros or any of their respective subsidiaries as provided in their respective organizational documents or in any agreements will survive the Merger and continue in full force and effect.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1*
Agreement and Plan of Merger, dated as of August 21, 2026, by and among Werewolf Therapeutics, Inc., Ambros Therapeutics, Inc. and Wave Atlantis Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Werewolf Therapeutics, Inc.’s Current Report on Form 8-K, filed on August 21, 2026) (included as Annex A to the proxy statement/prospectus, which forms part of this registration statement on Form S-4).

3.1	Restated Certificate of Incorporation of Werewolf Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to the Werewolf Therapeutics, Inc.’s Current Report on Form 8-K, filed on May 5, 2021).
3.2	Third Amended and Restated Bylaws of Werewolf Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to the Werewolf Therapeutics, Inc.’s Current Report on Form 8-K, filed on June 13, 2025).
4.1
Specimen Stock Certificate evidencing the shares of common stock of Werewolf Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 26, 2021).

4.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to Werewolf Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on August 8, 2024).
4.3
Form of Pre-Funded Warrant to Purchase Common Stock of Werewolf Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 to the Werewolf Therapeutics, Inc.’s Current Report on Form 8-K, filed on August 21, 2026).

4.4
Form of Merger Pre-Funded Warrant to Purchase Common Stock of Werewolf Therapeutics, Inc. (incorporated by reference to Exhibit 4.2 to the Werewolf Therapeutics, Inc.’s Current Report on Form 8-K, filed on August 21, 2026).

5.1	Opinion of Sidley Austin LLP as to the validity of the securities being registered.
8.1	Opinion of Sidley Austin LLP regarding certain tax matters.
10.1
Form of Contingent Value Rights Agreement, by and among Werewolf Therapeutics, Inc. and the Rights Agent (as defined therein) (incorporated by reference to Exhibit 10.6 to the Werewolf Therapeutics, Inc.’s Current Report on Form 8-K, filed on August 21, 2026) (attached as Annex B to the proxy statement/prospectus, which forms part of this Registration Statement on Form S-4).

10.2
Form of Registration Rights Agreement, by and among Werewolf Therapeutics, Inc. and the several investors signatory thereto (incorporated by reference to Exhibit 10.5 to the Werewolf Therapeutics, Inc.’s Current Report on Form 8-K, filed on August 21, 2026).

10.3+	Form of Indemnification Agreement between Werewolf Therapeutics, Inc., to be renamed Ambros Therapeutics, Inc., and its directors and officers.
10.4+	2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 26, 2021).
10.5+
Form of Stock Option Agreement under 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 26, 2021).

10.6+
Form of Restricted Stock Agreement under 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 26, 2021).

10.7+	2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 26, 2021).
10.8+
Form of Stock Option Agreement under 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 26, 2021).

10.9+
Form of Restricted Stock Agreement under 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 26, 2021).

10.10+
Form of Restricted Stock Unit Agreement under 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 26, 2021).

10.11+	2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 26, 2021).

Exhibit No.	Description
10.12+
Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors (incorporated by reference to Exhibit 10.10 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 8, 2021).

10.13*
Second Amended and Restated Assignment and License Agreement dated as of December 20, 2019, by and between the Registrant and Harpoon Therapeutics, Inc. (incorporated by reference to Exhibit 10.11 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 8, 2021).

10.14
Amended and Restated Royalty Transfer Agreement dated as of August 2, 2019, by and among MPM Oncology Impact Fund Charitable Foundation, Inc. and UBS Optimus Foundation (incorporated by reference to Exhibit 10.12 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 8, 2021).

10.15
Lease Agreement dated as of June 1, 2021, by and between the Registrant and ARE-MA Region No. 75, LLC. (incorporated by reference to Exhibit 10.1 to Werewolf Therapeutics, Inc.’s Current Report on Form 8-K filed on June 2, 2021).

10.16+
Employment Agreement dated as of April 23, 2021, by and between the Registrant and Daniel J. Hicklin, Ph.D. (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 26, 2021).

10.17+
Employment Agreement dated as of April 23, 2021, by and between the Registrant and Randi Isaacs, M.D. (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 26, 2021).

10.18+
Employment Agreement dated as of April 23, 2021, by and between the Registrant and Timothy W. Trost (incorporated by reference to Exhibit 10.20 to Amendment No. 1 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-1 filed on April 26, 2021).

10.19+
Employment Agreement dated as of April 30, 2021 by and between the Registrant and Chulani Karunatilake (incorporated by reference to Exhibit 10.1 to Werewolf Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on November 10, 2021).

10.20+
Employment Agreement dated as of April 3, 2025, by and between the Registrant and Steven Bloom (incorporated by reference to Exhibit 10.2 to Werewolf Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on August 14, 2025).

10.21+
Amendment No. 1 to Employment Agreement dated as of September 9, 2025, by and between the Registrant and Chulani Karunatilake (incorporated by reference to Exhibit 10.1 to Werewolf Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on November 4, 2025).

10.22*
Collaboration and License Agreement, dated as of April 6, 2022, by and between the Registrant and Jazz Pharmaceuticals Ireland Limited (incorporated by reference to Exhibit 10.1 to Werewolf Therapeutics, Inc.’s Quarterly Report on Form 10-Q, filed on May 10, 2022).

10.23+	Form of Restricted Stock Unit Agreement under 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to Werewolf Therapeutics, Inc.’s Annual Report on Form 10-K filed on March 7, 2024).
10.24
Loan and Security Agreement, dated as of May 2, 2024, by and among the Registrant, each other person party thereto as a borrower from time to time, each person party thereto as a guarantor from time to time, the lenders from time to time party thereto, K2 HealthVentures LLC, as administrative agent for the lenders, and Ankura Trust Company LLC, as administrative agent (incorporated by reference to Exhibit 10.1 to Werewolf Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on August 8, 2024).

10.25
First Amendment to Lease dated as of December 31, 2024 by and between the Registrant and ARE-MA Region No. 75, LLC (incorporated by reference to Exhibit 10.21 to Werewolf Therapeutics, Inc.’s Annual Report on Form 10-K filed on March 11, 2025).

10.26+	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 to Werewolf Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on May 8, 2025).
10.27	Form of Inducement Stock Option Agreement (incorporated by reference to Exhibit 99.1 to Werewolf Therapeutics, Inc.’s Registration Statement on Form S-8 filed on May 8, 2025).
10.28+
Offer Letter, dated as of April 19, 2023, as amended by addendum dated June 12, 2023, by and between the Registrant and Michael Urban (incorporated by reference to Exhibit 10.1 to Werewolf Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on May 7, 2026).

10.29+
Retention Agreement, dated as of February 15, 2026, by and between the Registrant and Daniel J. Hicklin (incorporated by reference to Exhibit 10.2 to Werewolf Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on May 7, 2026).

Exhibit No.	Description
10.30+†	Amendment of Retention Agreement, dated as of August 25, 2026, by and between the Registrant and Daniel J. Hicklin.
10.31+
Retention Agreement, dated as of February 16, 2026, by and between the Registrant and Michael Urban (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on May 7, 2026).

10.32+
Retention Agreement, dated as of February 16, 2026, by and between the Registrant and Steven Bloom (incorporated by reference to Exhibit 10.4 to Werewolf Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on May 7, 2026).

10.33*
Asset Purchase Agreement dated as of May 6, 2026, by and between Werewolf Therapeutics, Inc. and Jazz Pharmaceuticals Ireland Limited (incorporated by reference to Exhibit 10.1 to Werewolf Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on July 31, 2026).

10.34*
Agreement for Termination of Lease and Voluntary Surrender of Premises, dated as of May 7, 2026, by and between Werewolf Therapeutics, Inc. and ARE-770/784/790 Memorial Drive, LLC (incorporated by reference to Exhibit 10.2 to Werewolf Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on July 31, 2026).

10.35+†	Ambros Therapeutics, Inc. 2024 Equity Incentive Plan.
10.36+†	Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise under Ambros Therapeutics, Inc. 2024 Equity Incentive Plan.
10.37+†	Forms of Restricted Stock Award Grant Notice and Restricted Stock Award under Ambros Therapeutics, Inc. 2024 Equity Incentive Plan.
10.38+
Proposed 2026 Equity Incentive Plan of Ambros Therapeutics, Inc. (attached as Annex L to the proxy statement/prospectus, which forms part of this Registration Statement on Form S-4, and incorporated herein by reference).

10.39+
Proposed 2026 Employee Stock Purchase Plan of Ambros Therapeutics, Inc. (attached as Annex M to the proxy statement/prospectus, which forms part of this Registration Statement on Form S-4, and incorporated herein by reference).

10.40*†	License and Development Agreement, dated as of December 18, 2024, by and between Ambros Therapeutics, Inc. and Abiogen Pharma SpA.
10.41*†	Supply Agreement, dated as of December 18, 2024, by and between Ambros Therapeutics, Inc. and Abiogen Pharma SpA.
10.42+†	Employment Agreement, effective as of December 3, 2025, by and between Ambros Therapeutics, Inc. and Joseph P. Hagan.
10.43+†	Employment Agreement, effective as of September 30, 2025, by and between Ambros Therapeutics, Inc. and Gail Cawkwell, M.D., Ph.D.
10.44+†	Employment Agreement, effective as of August 3, 2026, by and between Ambros Therapeutics, Inc. and Christopher Aker.
10.45+†	Amended and Restated Chairperson of the Board Offer Letter, effective as of March 27, 2026, by and between Ambros Therapeutics, Inc. and Keith A. Katkin.
10.46+†	Employment Agreement, effective as of September 30, 2025, by and between Ambros Therapeutics, Inc. and Michael P. Cruse.
10.47+†	Separation Agreement, effective as of May 31, 2026, by and between Ambros Therapeutics, Inc. and Michael P. Cruse, as amended by Amendment No. 1 to Separation Agreement, effective as of July 23, 2026.
10.48+†	Employment Agreement, effective as of April 21, 2026, by and between Ambros Therapeutics, Inc. and Cris Calsada.
10.49+†
Consulting Agreement, effective as of October 7, 2024, by and between Ambros Therapeutics, Inc. and Gregory J. Flesher, as amended by Amendment No. 1 to Consulting Agreement, effective as of July 24, 2025, and by Amendment No. 2 to Consulting Agreement, effective as of March 1, 2026.

10.50+†	Letter Agreement, dated as of August 16, 2026, by and between Ambros Therapeutics, Inc. and Scott Robertson.
10.51+†	Letter Agreement, dated as of August 11, 2026, by and between Ambros Therapeutics, Inc. and John C. Jacobs.
10.52†	Lease, dated as of July 28, 2026, by and between Ambros Therapeutics, Inc. and La Jolla Eastgate LLC.
10.53
Form of Securities Purchase Agreement, dated August 21, 2026, by and among Werewolf Therapeutics, Inc. and each of the Investors listed on Exhibit A thereto (incorporated by reference to Exhibit 10.4 to the Werewolf Therapeutics, Inc.’s Current Report on Form 8-K, filed on August 21, 2026) (attached as Annex J to the proxy statement/prospectus, which forms part of this Registration Statement on Form S-4).

Exhibit No.	Description
10.54*	Asset Purchase Agreement dated as of August 14, 2026, by and between Werewolf Therapeutics, Inc. and EMD Serono Research & Development Institute Inc.
10.55*	License Agreement dated as of August 14, 2026, by and between Werewolf Therapeutics, Inc. and EMD Serono Research & Development Institute Inc.
10.56	First Amendment to Lease, dated as of October 12, 2026, by and between Ambros Therapeutics, Inc. and La Jolla Eastgate LLC.
21.1	Subsidiaries of Werewolf Therapeutics, Inc. (incorporated by reference to Exhibit 21.1 to Werewolf Therapeutics, Inc.’s Annual Report on Form 10-K filed on March 27, 2026).
23.1	Consent of Ernst & Young LLP, relating to Werewolf Therapeutics, Inc.’s financial statements.
23.2	Consent of Ernst & Young LLP, relating to Ambros Therapeutics, Inc.’s financial statements.
23.3	Consent of Sidley Austin LLP (included in Exhibit 5.1).
23.4	Consent of Sidley Austin LLP (included in Exhibit 8.1).
24.1†	Power of Attorney.
99.1	Consent of Piper Sandler & Co.
99.2†	Consent of Prisca Di Martino, to serve as a director of Werewolf Therapeutics, Inc., to be renamed Ambros Therapeutics, Inc.
99.3†	Consent of Trit Garg, M.D., to serve as a director of Werewolf Therapeutics, Inc., to be renamed Ambros Therapeutics, Inc.
99.4†	Consent of Joseph P. Hagan, to serve as a director of Werewolf Therapeutics, Inc., to be renamed Ambros Therapeutics, Inc.
99.5†	Consent of Matthew Hammond, Ph.D., to serve as a director of Werewolf Therapeutics, Inc., to be renamed Ambros Therapeutics, Inc.
99.6†	Consent of John C. Jacobs, to serve as a director of Werewolf Therapeutics, Inc., to be renamed Ambros Therapeutics, Inc.
99.7†	Consent of Keith A. Katkin, to serve as a director of Werewolf Therapeutics, Inc., to be renamed Ambros Therapeutics, Inc.
99.8†	Consent of Scott Robertson, to serve as a director of Werewolf Therapeutics, Inc., to be renamed Ambros Therapeutics, Inc.
99.9**	Form of Werewolf Therapeutics, Inc. proxy card (attached as Annex K to the proxy statement/prospectus, which forms part of this Registration Statement on Form S-4).
99.10
Proposed form of Certificate of Amendment of Restated Certificate of Incorporation of Werewolf Therapeutics, Inc. – Reverse Stock Split (attached as Annex D to the proxy statement/prospectus, which forms part of this Registration Statement on Form S-4).

99.11
Proposed form of Certificate of Amendment of Restated Certificate of Incorporation of Werewolf Therapeutics, Inc. – Authorized Share Increase (attached as Annex E to the proxy statement/prospectus, which forms part of this Registration Statement on Form S-4).

99.12
Proposed form of Certificate of Amendment of Restated Certificate of Incorporation of Werewolf Therapeutics, Inc. – Name Change (attached as Annex F to the proxy statement/prospectus, which forms part of this Registration Statement on Form S-4).

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
107†	Filing Fee Table.

*
Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K, and certain identified information has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both (i) not material and (ii) the type that the Registrant customarily and actually treats as private or confidential. The Registrant agrees to furnish supplementally a copy of any omitted schedule or attachment to the Securities and Exchange Commission or its staff upon request.

**	To be filed by amendment
†	Previously filed.
+	Indicates management contract, compensatory plan or arrangement.

Item 22.	Undertakings
The undersigned registrant hereby undertakes:
1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	to include any prospectus required by Section 10(a)(3) of the Securities Act;
ii.
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Filing Fee Table” in the effective registration statement; and

iii.
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
4.
That, for purposes of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
6.
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
7.
That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

8.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

9.
To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

10.
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, State of Massachusetts, on October 26, 2026.

WEREWOLF THERAPEUTICS, INC.

By:	/s/ DANIEL J. HICKLIN
Name: Daniel J. Hicklin, Ph.D.
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 26, 2026:

Signature	Title

/s/ DANIEL J. HICKLIN	President, Chief Executive Officer and Director (Principal Executive Officer)
Daniel J. Hicklin, Ph.D.

/s/ MICHAEL URBAN	Chief Financial Officer (Principal Financial and Accounting Officer)
Michael Urban

*	Chair of the Board of Directors
Luke Evnin, Ph.D.

*	Director
Michael B. Atkins, M.D.

*	Director
Meeta Chatterjee, Ph.D.

*	Director
Briggs W. Morrison, M.D.

*	Director
Michael A. Sherman

*	Director
Anil K. Singhal, Ph.D.

/s/ DANIEL J. HICKLIN
*By: Attorney-In-Fact